Form 20-F
period 2019-12-31
Luckin Coffee Inc.
filed 2021-06-30
CIK 1767582

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from  to

Commission file number: 001-38896

Luckin Coffee Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

28th Floor, Building T3, Haixi Jingu Plaza 1-3 Taibei Road Siming District, Xiamen City, Fujian People’s Republic of China, 361008
(Address of principal executive offices)

Mr. Reinout Hendrik Schakel, Chief Financial Officer
Tel: +86-592-3386666
Email: ir@luckincoffee.com
28th Floor, Building T3, Haixi Jingu Plaza
1-3 Taibei  Road
Siming District, Xiamen City, Fujian
People’s Republic of China, 361008

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents eight Class A ordinary shares, par value US$0.000002 per share	LKNCY	OTC
Class A ordinary shares, par value US$0.000002 per share*	N/A	OTC

* Not for trading, but only in connection with the quoting of the American depositary shares on the OTC Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,942,374,800 ordinary shares, comprised of 664,687,728 Class A ordinary shares, par value US$0.000002 per share, and 1,277,687,072 Class B ordinary shares, par value US$0.000002 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

EXPLANATORY NOTE

Our consolidated financial statements for the period from June 16, 2017, or the inception date, to December 31, 2017 and the year ended December 31, 2018 have been audited by Ernst & Young Hua Ming LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). Our consolidated financial statements for the year ended December 31, 2019 have been audited by Centurion ZD CPA & Co. in accordance with the standards of the PCAOB. For more information, see “Item 16.F. Change in Registrant’s Certifying Accountant.” Certain unaudited quarterly results related to the three months ended June 30, 2019 and the three months ended September 30, 2019 have been restated. Our previous financial statements and earning releases for the nine months ended September 30, 2019 and the two quarters starting April 1, 2019 and ended September 30, 2019, including the prior guidance on net revenues from products for the fourth quarter of 2019, and other communications relating to these consolidated financial statements should not be relied upon (the “Non-Reliance”). For more information on the effects of the Non-Reliance, see “Note 21 Subsequent Events - Independent investigation and related matters” to the Company’s consolidated financial statements included in this annual report.

Immediately before the filing of this Annual Report on Form 20-F, we filed financial results on Form 6-K for the quarterly periods ended June 30, 2019, September 30, 2019 and December 31, 2019, which included restatement of the condensed consolidated financial statements (and related disclosures) for the second and third quarters described therein, as set forth in those reports (the “Form 6-K/A”).

All financial information included in our previous financial statements and earning releases for the nine months ended September 30, 2019 and the two quarters starting April 1, 2019 and ended September 30, 2019 that we filed with the United States Securities and Exchange Commission (the “SEC”) prior to the filing of the Form 6-K/A is superseded by the information in the Form 6-K/A and this annual report.

Non-Reliance Background

On March 19, 2020, in light of certain issues raised to the Company’s Board of Directors (the “Board”) during the audit of the consolidated financial statements for the fiscal year ended December 31, 2019, the Board formed a special committee (the “Special Committee”) to oversee an internal investigation (the “Internal Investigation”). The Special Committee retained independent advisors, including independent legal advisor Kirkland & Ellis International LLP and forensic accountant firm  FTI Consulting, in connection with the Internal Investigation.

On July 1, 2020, the Company announced that the Special Committee has substantially completed the Internal Investigation. Based on its work, the Special Committee found that the fabrication of transactions began in April 2019 and that, as a result, the Company’s net revenue in 2019 was inflated by approximately RMB 2.12 billion (consisting of RMB 0.25 billion in the second quarter, RMB 0.70 billion in the third quarter and RMB 1.17 billion in the fourth quarter). The Company’s costs and expenses were inflated by RMB 1.34 billion in 2019 (consisting of RMB 0.15 billion in the second quarter, RMB 0.52 billion in the third quarter and RMB 0.67 billion in the fourth quarter).

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•                  “ADSs” refers to the American depositary shares, each representing eight of our Class A ordinary shares;

•                  “Beijing WFOE” refers to Beijing Luckin Coffee Co., Ltd.;

•                  “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•                  “Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.000002 per share;

•                  “Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.000002 per share;

•                  “item sold” refers to an item transacted on our mobile apps or through third-party platforms in a given period, regardless of whether the item was paid for or was merely ordered through our free product marketing initiative;

•                  “Luckin,” “we,” “us,”  “Company,” “our company,” and “our” refer to Luckin Coffee Inc., a Cayman Islands exempted company, its subsidiaries and, in the context of describing our operations and consolidated financial statements, its VIE;

•                  “Ordinary Shares” as of the date hereof refers to our Class A and Class B ordinary shares of par value US$0.000002 per share and, prior to the completion of our initial public offering, our ordinary shares and angel-1 and angel-2 shares of par value US$0.001 per share;

•                  “our mobile apps” refers to our self-developed mobile apps, including Luckin mobile apps and Weixin mini program;

•                  “RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•                  “transacting customer” refers to a customer who bought at least one item we offer on our mobile apps or through third-party platforms in a given period, regardless of whether the customer paid for the item or merely ordered through our free product marketing initiative. Each unique mobile account is treated as a separate customer for purposes of calculating transacting customer;

•                  “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

•                  “variable interest entity” or “VIE” refers to Beijing Luckin Coffee Technology Ltd., which is a PRC company in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, due to our having effective control over, and our being the primary beneficiary of, such entity.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

i

FORWARD-LOOKING INFORMATION AND RISK FACTORS SUMMARY

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•                  our mission and growth strategies;

•                  our future business development, results of operations and financial condition;

•                  relevant government policies and regulations relating to our business and industry;

•                  the legal and governmental proceedings, investigations and information requests against us;

•                  the ongoing restructuring of our financial obligations;

•                  the potential settlement of contingent liabilities pursuant to litigations filed or threatened to be filed against us;

•                  general economic and business condition in China; and

•                  assumptions underlying or related to any of the foregoing.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements and the summary of the risk factors below in conjunction with the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors.” Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. We do not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Important factors that could cause actual future results to differ materially from our expectations include, among others, the following:

•                  the expense, timing and outcome of legal and governmental proceedings, investigations and information requests relating to, among other matters, our disclosure and accounting practices, including the impact by our settlement with the SEC, pending and ongoing investigations by the U.S. and PRC authorities, a number of pending litigations including putative class actions, investigations or proceedings that are ongoing or may be initiated or that may be asserted;

•                  the outcome and effect of the ongoing restructuring of our financial obligations and our ability to obtain sufficient offshore funding to complete the restructuring;

•                  our ability to manage the transition to our current management team, the success of the management in assuming their roles and the ability of the management to implement and achieve the strategies and goals of the Company as they develop;

•                  our ability to manage the transition to our current board of directors and the success of these individuals in their roles as members of the board of directors of the Company;

•                  the effect of the Non-Reliance identified in, and the resultant restatement of, certain of our previously issued financial results; the material weaknesses in our internal control over financial reporting that were identified by the Company; and any claims, investigations or proceedings (and any costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom), negative publicity or reputational harm that has arisen or may arise as a result;

ii

•                  the effectiveness of the measures implemented to remediate the material weaknesses in our internal control over financial reporting that were identified by the Company, our deficient control environment and the contributing factors leading to the misstatement of our results and the impact such measures may have on the Company and our businesses;

•                  potential additional litigation and regulatory investigations (and any costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom), negative publicity and reputational harm on our Company, products and business that may result from the recent public scrutiny of our business, disclosure and accounting practices;

•                  the impacts of the COVID-19 pandemic on our business, such as the impacts on our supply chain; and

•                  our substantial debt (and potential additional future indebtedness) and current and future debt service obligations, our ability to reduce our outstanding debt levels in accordance with our stated intention and the resulting impact on our financial condition, cash flows and results of operations.

In addition, we are faced with other risks and uncertainties, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. A summary of the principal risks we face is set forth below.

Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters

•      The previously disclosed fabricated transactions have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, and required significant time and attention from our senior management, among other adverse impacts.

•      We are the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the Fabricated Transactions, which have had and could continue to have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims and material liabilities.

•      We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation.

•      Matters relating to or arising from the restatement and the Internal Investigation, including adverse publicity and potential concerns from our customers, suppliers or others with whom we do business, have had and could continue to have an adverse effect on our business and financial condition.

•      If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

•      We are negotiating an offshore restructuring of the Company's indebtedness under the supervision of light touch joint provisional liquidators appointed pursuant to orders of the Grand Court of the Cayman Islands (the “Cayman Court”), including settlement of certain of our contingent liabilities with respect to the Fabricted Transactions. At this stage, we cannot make an absolute assurance that the restructuring of our indebtedness will be completed and implemented or that we will reach settlement of our contingent liabilities with respect to the Fabricated Transactions.

Risks Relating to Our Business and Industry

•      We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.

•      If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

•      Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talent. If we fail to hire, train, retain or motivate our staff, our business may suffer.

•      We rely on a limited number of third-party suppliers and service providers to provide products and services to us or to our customers, and the loss of any of these suppliers or service providers would negatively impact our business.

•      Any significant disruption in our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would materially and adversely affect our business, reputation, financial condition and results of operations.

•      We face intense competition in China’s coffee industry and food and beverage sector in general, and our products are not proprietary. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.

•      Failure to comply with the terms of our indebtedness could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity.

iii

PART I

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

3.A.                          Selected Financial Data

The following selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the period from June 16, 2017, or the inception date, to December 31, 2017 and the years ended December 31, 2018 and 2019, and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data as of December 31, 2017 have been derived from our audited consolidated financial statements not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Period from the inception date to December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data:
Net revenues:
Revenues from product sales	250	840,695	3,009,590	432,301
Revenues from partnership stores	—	—	15,344	2,204
Total net revenues	250	840,695	3,024,934	434,505
Operating expenses:
Cost of materials	(789)	(532,217)	(1,623,324)	(233,176)
Store rental and other operating costs	(1,559)	(576,244)	(1,597,125)	(229,413)
Depreciation and amortization expenses	(917)	(106,690)	(411,883)	(59,163)
Sales and marketing expenses	(25,464)	(746,018)	(1,251,506)	(179,768)
General and administrative expenses	(22,005)	(379,738)	(1,072,339)	(154,032)
Store preopening and other expenses	(5,723)	(97,794)	(71,623)	(10,288)
Impairment loss of long-lived assets	—	—	(209,249)	(30,057)
Total operating expenses	(56,457)	(2,438,701)	(6,237,049)	(895,897)
Operating loss	(56,207)	(1,598,006)	(3,212,115)	(461,392)
Interest income	11	8,915	79,407	11,406
Interest and financing expenses	—	(16,121)	(31,629)	(4,543)
Foreign exchange (loss)/gain, net	(175)	13,113	19,842	2,850
Other (expenses)/income, net	—	(7,777)	(6,303)	(905)
Change in the fair value of warrant liability	—	(19,276)	(8,322)	(1,195)
Net loss before income taxes	(56,371)	(1,619,152)	(3,159,120)	(453,779)
Income tax expense	—	—	(1,387)	(199)
Net loss	(56,371)	(1,619,152)	(3,160,507)	(453,978)
Add: accretion to redemption value of convertible redeemable preferred shares	—	(1,571,182)	(552,036)	(79,295)
Add: deemed distribution to a certain holder of Series B convertible redeemable preferred shares	—	—	(2,127)	(306)
Less: Net loss attributable to noncontrolling interests	—	—	(2,074)	(298)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(56,371)	(3,190,334)	(3,712,596)	(533,281)

The following table presents our selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Total current assets	259,108	2,428,676	7,552,384	1,084,833
Cash and cash equivalents*	219,096	1,630,983	4,865,824	698,932
Total non-current assets	77,848	1,056,400	2,209,877	317,429
Total assets	336,956	3,485,076	9,762,261	1,402,262
Total current liabilities	388,295	780,890	4,309,379	619,005
Total non-current liabilities	32	353,438	310,355	44,580
Total liabilities	388,327	1,134,328	4,619,734	663,585

*The balance of cash and cash equivalents does not include restricted cash.

The following table presents our selected consolidated cash flow data for the periods indicated below.

	Period from the inception date to December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(95,026)	(1,310,694)	(2,166,970)	(311,266)
Net cash used in investing activities	(72,922)	(1,283,218)	(1,815,890)	(260,835)
Net cash generated from financing activities	387,219	3,988,402	7,240,746	1,040,068
Effect of foreign exchange rate changes on cash and cash equivalents	(175)	17,397	92,560	13,295
Net increase in cash and cash equivalents and restricted cash	219,096	1,411,887	3,350,446	481,262
Cash and cash equivalents and restricted cash at beginning of period/year	—	219,096	1,630,983	234,276
Cash and cash equivalents and restricted cash at end of period/year	219,096	1,630,983	4,981,429	715,538

Non-GAAP Financial Measures

In evaluating the business, we consider and use adjusted operating loss and adjusted net loss, each a non-GAAP financial measure, in reviewing and assessing our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of income and expense that affect our operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We define non-GAAP operating loss as operating loss excluding share-based compensation expenses, non-GAAP net loss as net loss excluding share-based compensation expenses and change in fair value of warrant liability and non-GAAP net loss attributable to our company’s ordinary shareholders and angel shareholders as net loss attributable to our company’s ordinary shareholders and angel shareholders excluding share-based compensation expenses, change in fair value of warrant liability and accretion to redemption value of convertible redeemable preferred shares. The table below sets forth a reconciliation of our operating loss to non-GAAP operating loss, our net loss to non-GAAP net loss and our net loss attributable to our company’s ordinary shareholders and angel shareholders to non-GAAP net loss attributable to our company’s ordinary shareholders and angel shareholders.

	Period from the inception date to December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Operating loss	(56,207)	(1,598,006)	(3,212,115)	(461,392)
Adjusted for: Share-based compensation expenses	—	—	152,285	21,874
Non-GAAP operating loss	(56,207)	(1,598,006)	(3,059,830)	(439,518)
Net loss	(56,371)	(1,619,152)	(3,160,507)	(453,978)
Adjusted for: Share-based compensation expenses	—	—	152,285	21,874
Adjusted for: Change in the fair value of warrant liability	—	19,276	8,322	1,195
Non-GAAP net loss	(56,371)	(1,599,876)	(2,999,900)	(430,909)
Net loss attributable to our company’s ordinary shareholders and angel shareholders	(56,371)	(3,190,334)	(3,712,596)	(533,281)
Add: Accretion to redemption value of convertible redeemable preferred shares	—	1,571,182	552,036	79,295
Add: Share-based compensation expenses	—	—	152,285	21,874
Add: Change in the fair value of warrant liability	—	19,276	8,322	1,195
Non-GAAP net loss attributable to our company’s ordinary shareholders and angel shareholders	(56,371)	(1,599,876)	(2,999,953)	(430,917)

3.B.                          Capitalization and Indebtedness

Not applicable.

3.C.                          Reason for the Offer and Use of Proceeds

Not applicable.

3.D.         Risk Factors

Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters

The previously disclosed fabricated transactions have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, required significant time and attention from our senior management, among other adverse impacts.

As previously disclosed in press releases dated April 2, 2020 and July 1, 2020, the Special Committee of the Board undertook the Internal Investigation regarding certain fabricated transactions (“Fabricated Transactions”) with the assistance of independent advisors during 2020.

The Fabricated Transactions had and could continue to have material adverse impacts on us. We are the subject of a number of legal proceedings, investigations and inquiries with respect to the Fabricated Transactions and have been named as a defendant in a number of lawsuits, including class action lawsuits. We incurred significant costs in connection with the investigation, including legal expenses and cost associated with the restatement and adjustment of our financial statements.  We may also incur material costs associated with our indemnification arrangements with our current and former directors and certain of our officers, as well as other indemnitees.  Moreover, an unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against us, and/or our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. For example, we currently do not have an effective director and officer liability insurance, and may not be able to obtain a director and officer liability insurance at reasonable cost or terms in the future. Following disclosure of the Fabricated Transctions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future. The Fabricated Transactions also led to material adverse impacts on our operations, our reputation and our relationships with business partners, as well as material adverse impacts on our financial position, including incurred costs and expenses and our ability to raise new capital in the future. Further, our senior management team devoted significant time to facilitate the Internal Investigation and is expected to continue to devote significant time and efforts to address the impacts associated with or arising from the Fabricated Transactions.

We cannot predict all impacts on us in connection with or arising from the Fabricated Transactions. Any unknown or new risks might result in a material adverse effect on us.

We are the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the Fabricated Transactions, which have had and could continue to have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims and material liabilities.

We have been or are currently the subject of a number of legal proceedings and investigations and inquiries by governmental agencies in various jurisdictions, including the investigations by the SEC and the U.S. Department of Justice relating to the Fabricated Transactions, the lawsuits relating to the default under the terms of the convertible senior notes indenture offered on January 10, 2020, penalty decisions from the Chinese State Administration for Market Regulation and certain of its sub-bureaus (collectively the “SAMR”) relating to the Fabricated Transactions, the investigation by the Ministry of Finance of the PRC and other regulatory and court proceedings and investigations. Most recently, on December 16, 2020, we entered into settlement with the SEC regarding the Fabricated Transactions, under which we are subject to payment of penalties and are enjoined from violation of certain federal securities laws. Entering into the settlement with the SEC also results in the loss of certain exemptions or protections that were available to us under federal securities laws. On February 4, 2021, the United States District Court for the Southern District of New York approved the SEC settlement. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We are unable to predict how long the ongoing proceedings, investigations and inquiries will continue, but we anticipate that we will continue to incur significant costs in connection with these matters and that these proceedings, investigations and inquiries will result in substantial diversion of management’s time, regardless of the outcome. These proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative sanctions against the Company and/or certain of our officers, or in changes to our business practices, among others. In addition, there might be proceedings, investigations and inquiries with respect to the Fabricated Transaction that might be uncertain or unknown to us or that might be initiated in the future, which could have a material adverse effect on us. For example, we have corrected our VAT filing to the PRC tax authorities for rectifying the revenues and VAT payable recognized in relation to the Fabricated Transactions. However, we are uncertain whether such correction in the previous VAT filing will fully resolve the matter to the satisfaction of the PRC tax authorities, and if the PRC tax authorities do not accept such correction, then the Fabricated Transactions are likely to be treated as transactions with issuance of false VAT invoices, and we may be required by the PRC tax authorities to pay corresponding VAT tax for the Fabricated Transactions. In addition,  the PRC tax authorities may confiscate the illegal income and we may be subject to fines up to RMB500,000 per implicated entity, and further criminal penalties may be imposed on us if such violations are deemed to constitute criminal offenses. See “Note 21 Subsequent events - Independent Investigation and Related Matters.”

Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us, coupled with the intensified public scrutiny of our Company and certain of its practices, could result in additional investigations and legal proceedings. As a result, these proceedings, investigations and inquiries could have a material adverse effect on our reputation, business, financial condition, including our ability to raise new capital, cash flows and results of operations.

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation.

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits described in “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings,” and will have to defend against such suits, including any appeals of such suits should our initial defenses be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these suits. In the event that our initial defenses of these suits are unsuccessful, there can be no assurance that we will prevail in any appeal.

We cannot predict the outcome of these lawsuits. The matters that led to our Internal Investigation and our financial restatement have exposed us to increased risks of litigation, regulatory proceedings and government enforcement actions. We and our current and former directors and officers may, in the future, be subject to additional litigation relating to such matters. Subject to certain limitations, we are obligated to indemnify our current and former directors and officers in connection with such lawsuits and any related litigation or settlements amounts. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees. An unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against us, our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. Following disclosure of the Fabricated Transctions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future.

Matters relating to or arising from the restatement and the Internal Investigation, including adverse publicity and potential concerns from our customers, suppliers or others with whom we do business, have had and could continue to have an adverse effect on our business and financial condition.

We have been and could continue to be the subject of negative publicity focusing on the restatement and adjustment of our financial statements, and we may be adversely impacted by negative reactions from our customers, suppliers or others with whom we do business. Concerns include the perception of the effort required to address our accounting and control environment, and the ability for us to be a long-term provider to our customers. Continued adverse publicity and potential concerns from our customers and business partners or others could harm our business and have an adverse effect on our financial condition.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2019, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting as of December 31, 2019. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses as of December 31, 2019 identified include:

•      Lack of sufficient entity level control policies and procedures, including failure to demonstrate commitment to integrity and ethical values and lack of appropriate segregation of functions and duties;

•      Lack of control procedures to monitor the accesses granted to and activities conducted within the information databases for the purpose of financial reporting; and

•      Lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and the Securities and Exchange Commission, or the SEC, rules.

As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2019.

Following the identification of the material weaknesses, we have taken measures to remediate them. See “Item 15. Controls and Procedures—Management’s Plan for Remediation of Material Weaknesses.” The implementation of these remedial measures may not fully address these deficiencies in our internal controls. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially adversely affected.

In addition, these deficiencies could cause investors to lose confidence in our reported financial information, limiting our access to capital markets, adversely affecting our operating results and leading to declines in the trading price of the ADSs. Additionally, ineffective internal controls could expose us to increased risks of fraud or misappropriation of corporate assets and subject us to regulatory investigations and civil or criminal sanctions. We could also be required to further restate our historical financial statements.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F, beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected.

The delisting of our ADSs may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.

On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. The delisting of our ADSs from Nasdaq has had and may continue to have a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting:

•      the liquidity of our ADSs;

•      the market price of our ADSs;

•      the number of institutional and other investors that will consider investing in our ADSs;

•      the availability of information concerning the trading prices and volume of our ADSs;

•      the number of broker-dealers willing to execute trades in our ADSs; and

•      our ability to obtain equity or debt financing for the continuation of our operations.

The lack of an active trading market may limit the liquidity of an investment in our ADSs, meaning you may not be able to sell our ADSs you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of our ADSs.

We are negotiating an offshore restructuring of the Company's indebtedness under the supervision of light touch joint provisional liquidators appointed pursuant to orders of the Grand Court of the Cayman Islands (the “Cayman Court”), including settlement of certain of our contingent liabilities with respect to the Fabricted Transactions. At this stage, we cannot make an absolute assurance that the restructuring of our indebtedness will be completed and implemented or that we will reach settlement of our contingent liabilities with respect to the Fabricated Transactions.

On July 15, 2020, we announced that the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” Joint Provisional Liquidators of the Company (the “JPLs”). The appointment of the JPLs was made pursuant to our application in response to a winding-up petition filed by a creditor of the Company. Since the JPLs’ appointment, we have been operating our business under the day-to-day control of our Board under the supervision of the JPLs. The JPLs and our Board entered into a protocol with respect to the ongoing management of the Company on October 16, 2020, pursuant to which we would need to seek the JPLs’ approval for certain key management issues, including but not limited to our cash allocation, certain outward payments, future financing and any and all steps proposed to be taken by our Board outside of the ordinary course of the business of the Company and its subsidiaries. Pursuant to the order of the Cayman Court appointing the JPLs and pursuant to Cayman law, no suit, action or other proceedings can be commenced or continued against the Company in the Cayman Islands without the leave of the Cayman Court. As of the date of this annual report, we are not aware of any such application for leave being made to the Cayman Court. In addition, commencement or continuation of suits, actions or proceedings against the Company or its assets in the U.S. are stayed, to the extent provided in section 362 of title 11 of the United States Code (the “U.S. Bankruptcy Code”) pursuant to the order of the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) in the case commenced with respect to us under chapter 15 of the U.S. Bankruptcy Code. See “Note 21 Subsequent Events — Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

Following the JPLs’ appointment, which constitutes an event of default under our convertible senior notes indenture, 100% of the principal of, and accrued and unpaid interest on, the US$460 million convertible senior notes due 2025 (the “Notes”) automatically became immediately due and payable. Accordingly, since the appointment of the JPLs on July 15, 2020, we have been negotiating a restructuring of our financial obligations owing under the Notes (the “Restructuring”) under the supervision of the JPLs. On March 16, 2021, we announced that we entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91%-96% of par value. We are required to complete certain milestones under the RSA. See “Note 21 Subsequent events - Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report. However, there are substantial uncertainties as to whether we will be able to successfully implement the Restructuring. It is intended that the Restructuring will be implemented by way of a scheme of arrangement under section 86 of the Companies Act (2021 Revision) and accordingly, would be subject to (i) the Company obtaining the requisite majorities at a meeting convened to vote on the proposed scheme of arrangement, and; (ii) sanction of the Cayman Court. Under the RSA as mentioned above, all creditors who are a party to the RSA undertook to vote in favour of a scheme of arrangement presented on materially similar terms to those contained within the RSA. Once the scheme is effective in the Cayman Islands, it is intended that the scheme will also be subject to other court and/or regulatory processes in order to obtain approvals in relevant jurisdictions to achieve global implementation and effectiveness of the Restructuring, including recognition and enforcement of the scheme in the United States under chapter 15 of the U.S. Bankruptcy Code.

If we are not able to implement the Restructuring, whether or not via a scheme of arrangement, it may be necessary for the JPLs to recommend to the Cayman Court that the Company be placed in official liquidation under Cayman Islands law. If the Company is placed in official liquidation, there is a risk that it may lead to the insolvency of a majority of our subsidiaries and our inability to continue as a going concern.

We are aware that certain persons and entities (and their beneficiaries) who purchased or otherwise acquired the Company’s American Depository Shares have filed a series of lawsuits alleging that the Company (and others) violated United States securities law. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” At this stage, the Company considers the claims asserted in that these lawsuits are contingent liabilities as the Company’s liability has not yet been established by the relevant courts. Nevertheless, the Company, under the supervision of the JPLs, is negotiating with an ad hoc committee that has been established to represent the interests of those who have purchased or otherwise acquired the Company’s American Depositary Shares with a view to negotiating a settlement or restructuring of those contingent liabilities. If a settlement is achieved, it is possible that it would be implemented by way of a scheme of arrangement in a similar manner as is intended for the implementation of the Restructuring, including that it would be subject to (i) the Company obtaining the requisite majorities at a meeting of creditors convened to vote on the proposed scheme of arrangement, and (ii) sanction of the scheme of arrangement by the Cayman Court. However, there is no assurance that a settlement can be reached on reasonable terms, or at all. Failure to settle these lawsuits or other unfavorable outcomes in these proceedings could result in significant damages, additional penalties or other remedies imposed against us, our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows.

The Notes are exclusively our obligations and our operations are conducted through, and substantially all of our consolidated assets are held by, our subsidiaries and VIE.

The Notes described above are exclusively our obligations and are not guaranteed by any of our operating subsidiaries or VIE. A substantial portion of our consolidated assets are held by, and a substantial portion of our business is conducted through, our subsidiaries and VIE. Accordingly, our ability to service our debt, including the Notes and any additional notes to be issued as contemplated by the RSA, depends on the results of operations of our subsidiaries and VIE and upon the ability of such subsidiaries or VIE to provide us with cash, whether in the form of dividends, loans, service fees or otherwise, to pay amounts due on our obligations, including the Notes and any additional notes to be issued as contemplated by the RSA. Our subsidiaries and VIE are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans, service fees or other distributions to us from such subsidiaries or VIE may be subject to regulatory contractual and other restrictions and are subject to other business considerations.

We may still incur substantially more debt or take other actions which would intensify the risks discussed above.

We, our subsidiaries and our VIE may incur substantial additional debts in the future, some of which may be secured debt, and some of which may restrict us from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that could have the effect of diminishing our ability to make payments on our obligations when due. For example, we intend to issue certain various senior secured notes as contemplated by the RSA. See “Note 21 Subsequent events - Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

The circumstances that led to the failure to file our annual report on time, and our efforts to investigate, assess and remediate those matters have caused and may continue to cause substantial delays in our SEC filings.

Our ability to resume a timely filing schedule with respect to our SEC reporting is subject to a number of contingencies, including whether and how quickly we are able to effectively remediate the identified material weaknesses in our internal control over financial reporting. Our filing of this annual report has been delayed and we cannot assure you we will be able to timely make our future filings.

In case we delay our filings, investors may need to evaluate certain decisions with respect to our ADSs in light of our lack of current financial information. Further, in July 2020, we received notification from our depositary bank that due to the Company’s failure to timely comply with its SEC reporting obligations, the depositary bank decided to close its books to conversions of our ordinary shares into ADSs. We cannot assure you when or if our ADR facility will be reopened for conversions. The closing of the depositary’s books does not affect the trading of the previously issued ADSs. Accordingly, any investment in our shares and/or ADSs involves a greater degree of risk. Our lack of current public information may have an adverse impact on investor confidence, which could lead to a reduction in our stock price or restrictions on our abilities to obtain financing in the public market, among others.

Risks Relating to Our Business and Industry

Our limited operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

We commenced our operations in October 2017 and have achieved significant growth since our inception. As of December 31, 2019, we operated 4,507 self-operated stores in 53 cities in China and had over 40 million cumulative transacting customers. Meanwhile, we keep evaluating our store performance and adjust our business plan accordingly. In 2020, we closed certain stores with relatively lower performance levels. As of May 31, 2021, we had 3,949 self-operated stores, 1,175 partnership stores and 556 Luckin Coffee EXPRESS machines in China and had over 73 million cumulative transacting customers. Our limited operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth rates may decline for any number of possible reasons and some of them are beyond our control, including decreasing customer spending, increasing competition, declining growth of China’s coffee industry or China’s food and beverage sector in general, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our product offerings and may explore new operating models to bring greater convenience to our customers and to increase our customer base and number of transactions. However, the execution of our new business plans are subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. Further, we may bear additional expenses and costs, including negotiation of adjusted arrangements with suppliers, when we adjust our business plan. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the trading price of the ADSs could decline. In addition, since our business model is innovative in China’s coffee industry, it may increase the difficulty in evaluating our business and future prospects based on our historical operational or financial results.

We have incurred significant net losses attributable to the Company since our inception and we may continue to experience significant net losses attributable to the Company in the future.

We have incurred significant net losses attributable to the Company since our inception in June 2017. For the years ended December 31, 2018 and 2019, we incurred net loss attributable to the Company of RMB3,190.3 million and RMB3,712.6 million (US$533.3 million), respectively, primarily attributable to the expenses in relation to the startup and fast expansion of our business.

We intend to further improve our brand awareness, optimize our customer base and store network, and continue to invest heavily in offering discounts and deals and other aspects of our business, especially sales and marketing. In addition, our net revenues will be impacted by various factors, including the performances of our stores, level of discounts we offer for different products, competitive landscape, customer preference and macroeconomic and regulatory environment. Therefore, our revenues may not grow at the rate we expect and they may not increase sufficiently to offset the increase in our expenses. We may continue to incur losses in the future and we cannot assure you that we will eventually achieve profitability.

We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.

Building a well-known brand and accumulating a large and growing customer base is costly and time-consuming. For example, significant and continual investments in sales and marketing are required for further establishing brand awareness among the mass population in China to attract new customers and retain existing ones. In addition, we invest heavily in our technology systems, which are essential to our expansion and operations. It may take a long period of time to realize returns on such investments, if at all.

We have historically funded our cash requirements principally with capital contributions from our shareholders and the proceeds from our public offerings. If these resources are insufficient to satisfy our cash requirements, we may seek to raise funds through additional equity offering or debt financing or obtain additional bank facilities. However, our ability to obtain additional capital in the future has been adversely affected by the impacts associated with the Fabricated Transactions and is subject to a number of uncertainties, including those relating to our future business development, financial condition and results of operations, general market conditions for financing activities by companies in our industry, and macroeconomic and other conditions in China and globally. For example, despite that we entered into an investment agreement with an affiliate of Centurium Capital and Joy Capital, the closing of the transactions thereunder will be subject to a series of closing conditions, including the implementation of the Restructuring, which is an uncertain event (see “—Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters—We are negotiating an offshore restructuring of the Company’s indebtedness under the supervision of light touch joint provisional liquidators appointed pursuant to orders of the Grand Court of the Cayman Islands (the “Cayman Court”), including settlement of certain of our contingent liabilities with respect to the Fabricted Transactions. At this stage, we cannot make an absolute assurance that the restructuring of our indebtedness will be completed and implemented or that we will reach settlement of our contingent liabilities with respect to the Fabricated Transactions.”). For details of the investment agreement, see “Item 4. Information on the Company—4.A. History and Development of the Company.” If we cannot obtain sufficient capital on acceptable terms to meet our capital needs, we may not be able to execute our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.

If we are unable to successfully execute our strategies, our business and prospects may be materially and adversely affected.

We will continue to encounter challenges in implementing our managerial, operating and financial strategies. The major challenges in managing our business growth include, among other things:

•      effectively identifying and securing locations for new stores and managing the daily operations of our stores. See “—We may be unsuccessful in operating our stores” for more details;

•      controlling incurred costs in a competitive environment;

•      timely adjusting our business plan based on our performance and market position as well as successfully launching the adjusted business plan;

•                  managing the transition to our current management team, the success of the management in assuming their roles and the ability of the management to implement and achieve the strategies and goals of the Company as they develop;

•                  managing the transition to our current board of directors and the success of these individuals in their roles as members of the board of directors of the Company;

•                  attracting, training and retaining a growing workforce to support our operations;

•                  maintaining and upgrading our technology systems in a cost-effective manner;

•      effectively managing our supply chain and ensuring our third-party suppliers continue to meet our quality and other standards and satisfy our future operations’ needs;

•      implementing a variety of new and upgraded internal systems and procedures as our business continues to grow; and

•      ensuring full compliance with relevant laws and regulations.

All efforts to address the challenges of our growth require significant managerial, financial and human resources. We cannot assure you that we will be able to execute managerial, operating and financial strategies to keep up with our growth. If we cannot manage our growth or execute our strategies effectively, our growth may slow down and our business and prospects may be materially and adversely affected.

If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

Our ability to cost-effectively attract new customers and retain existing customers is crucial to driving net revenues growth and achieving profitability. We have invested significantly in branding, sales and marketing to acquire and retain customers since our inception. For example, we offer various discount offers and deals in the form of vouchers and coupons. We also expect to continue to invest significantly to acquire new customers and retain existing ones. There can be no assurance that new customers will stay with us, or the net revenues from new customers we acquire will ultimately exceed the cost of acquiring those customers. In addition, if we reduce or discontinue our current discount offers and deals, if our existing customers no longer find our products appealing, or if our competitors offer more attractive products, prices, discounts or better customer services, our existing customers may lose interest in us, decrease their orders or even stop ordering from us. If we are unable to retain our existing customers or to acquire new customers in a cost-effective manner, our revenues may decrease and our results of operations will be adversely affected.

We may be unsuccessful in operating our stores.

The operating results of our stores have been and will continue to be subject to a number of factors, including but not limited to:

•      our ability to maintain and enhance the quality of our products and services;

•      our ability to retain existing customers and attract new customers;

•      our ability to continually increase the number of items sold to each customer and number of items sold in each store;

•      our ability to successfully implement our pricing strategies;

•      our ability to timely respond to changes in market opportunities and customer preferences;

•      our ability to maintain good relationships with third-party suppliers, service providers and strategic partners;

•      our ability to hire, train and retain talented employees;

•      our ability to manage costs of our operations, such as cost of materials, store rental and other operating costs, and sales and marketing expenses;

•      our ability to ensure full compliance with relevant laws and regulations, and maintain adequate and effective control, supervision and risk management over our stores; and

•      our ability to monitor and control the overall operation of our stores.

Many factors that are out of our control, including the macroeconomic and regulatory environment, could also adversely affect our store operations. In addition, opening new stores near our existing stores may adversely affect the sales of our existing stores. Any of these factors listed above or described elsewhere in this Risk Factors section may render us unsuccessful in profitably operating our stores and could adversely impact our business, financial condition and/or results of operations. We may even have to shut down certain stores if their business, financial conditions and operation results are far below our expectation.

Our operations have been and may continue to be affected by COVID-19 pandemic.

Our business and financial performance have been adversely affected by the outbreaks of COVID-19. The global COVID-19 pandemic continues to rapidly evolve and we cannot anticipate with any certainty the length or severity of the effects of COVID-19.

Our store operations have been adversely affected by COVID-19 pandemic. Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, stores and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. In response to COVID-19, the Chinese government took a number of actions, such as extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, imposing travel restrictions, encouraging employees of enterprises to work remotely from home, and canceling public activities, among others. To protect the health and well-being of our employees and consumers and in support of efforts to control the spread of the outbreak, we temporarily closed a significant majority of our stores since late-January 2020. We also closed our headquarters and offices and made remote working arrangements. These unplanned store closures, combined with planned closures in observance of the Chinese New Year holiday, resulted in peak closures of over 94% of our stores in China in early February. As of the date of this annual report, almost all of our self-operated and partnership stores had reopened and returned to normal operation. However, the COVID-19 situation in China remains uncertain, with a recent surge of new cases in a few locations as of the date of this annual report.

In addition, the COVID-19 pandemic also caused delays in our payments to suppliers, negatively affected and may continue to negatively affect the financial viability of our suppliers, our retail partners and other business partners, which may result in interruptions to our supply chain and difficulties for us to collect receivables, and adversely impact our business and results of operations. The COVID-19 pandemic also negatively affected our supply chain. Our inventory level was also negatively affected.

The COVID-19 pandemic remains a rapidly evolving situation. While many of the restrictions on movement within China and other countries have been relaxed, there is great uncertainty as to the future progress of the disease. Relaxation of restrictions on economic and social life could lead to new cases which may lead to the reinstatement of the aforesaid restrictions. Our business operations, results of operations and financial condition could be further adversely affected if a wide spread of COVID-19 happens again in the locations where we have business operations.

Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talent. If we fail to hire, train, retain or motivate our staff, our business may suffer.

Our future success is significantly dependent upon the continued service of our key management as well as experienced and capable personnel generally. If we lose the services of any member of key management or our experienced and capable personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. If any of our key management or experienced and capable personnel is poached by and joins a competitor or forms a competing business, we may lose customers, know-how and key professionals and staff members.

Our rapid growth also requires us to hire, train, and retain a wide range of personnel who can adapt to a dynamic, competitive and challenging business environment and are capable of helping us conduct effective marketing, innovate new products, and develop technological capabilities. We will need to continue to attract, train and retain talent at all levels. We may need to offer attractive compensation and other benefits package, including share-based compensation, to attract and retain them. We also need to provide our employees with sufficient training to help them to realize their career development and grow with us. Any failure to attract, train, retain or motivate key management and experienced and capable personnel could severely disrupt our business and growth.

Any disruption to our supply chain and delivery services would negatively impact our business.

We have a limited number of suppliers for our raw materials, pre-made food and beverage items, machines, delivery service to our customers and warehouse and fulfillment service. In 2019, we purchased our coffee beans mainly from one supplier, dairy mainly from four suppliers, syrup mainly from four suppliers and pre-made food and beverage items from a few selected national, regional and local sources, and we also mainly rely on one delivery service provider to provide most of the delivery service to our customers and cooperate with three warehouse and fulfillment service providers for our inventory storage and fulfillments between warehouses and from warehouses to our stores. In addition, since we officially launched our unmanned retail initiative in January 2020, we procure our unmanned coffee machines mainly from one supplier.

Due to concentration of suppliers, any interruption of the operations of our suppliers, any failure of our suppliers to accommodate our business scale, any termination or suspension of our supply arrangements, any change in cooperation terms, or the deterioration of cooperative relationships with these suppliers may materially and adversely affect our results of operations. In addition, our current agreements with our suppliers generally do not prohibit them from working with our competitors. Our competitors may be more effective in providing incentives to our suppliers to prioritize on their orders in case of short supply. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or a timely basis.

Our supply chain and delivery services may be disrupted by other factors, including, improper supply chain management, surging market demand for our products or raw materials, extreme weather, among others. For example, we experienced a shortage in coconut juice supply due to the surging customer demand for our coconut latte. Any such disruptions may result in loss of potential orders, failures to deliver the customer order on time and negative impact on the results of our business operations, financial performance and reputation.

Failure to maintain the quality and safety of our products could have a material and adverse effect on our reputation, financial condition and results of operations.

The quality and safety of our products are critical to our success. We pay close attention to quality control, monitoring each step in the process from procurement to production and from warehouse to delivery. For more information on our quality control system, see “Item 4. Information on the Company—4.B. Business Overview—Procurement” and “Item 4. Information on the Company—4.B. Business Overview—Quality Control.” Yet, due to the scale of our operations and growth of our store network, maintaining consistent product quality depends significantly on the effectiveness of our quality control system, which in turn depends on a number of factors, including but not limited to the design of our quality control system, employee training to ensure that our employees adhere to and implement our quality control policies and procedures and the effectiveness of monitoring any potential violation of our quality control policies and procedures. There can be no assurance that our quality control system will always prove to be effective.

In addition, the quality of the products or services provided by our suppliers or service providers is subject to factors beyond our control, including the effectiveness and the efficiency of their quality control system, among others. There can be no assurance that our suppliers or service providers will always be able to adopt appropriate quality control systems and meet our stringent quality control requirements in respect of the products or services they provide. Any failure of our suppliers or service providers to provide satisfactory products or services could harm our reputation and adversely impact our operations. See “—Illegal actions or misconduct, or any failure by third-party suppliers, our retail partners, or service providers to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations. In addition, we may be unable to receive sufficient compensation from suppliers and service providers for the losses caused by them.”

If customers become ill from food or beverage-borne illnesses, tampering, adulteration, contamination, mislabeling or other food or beverage safety issues, we could be forced to temporarily close the impacted stores and/or be involved in related disputes or legal proceedings. In addition, instances of food or beverage safety issues, even those not involving us or our suppliers, could, by resulting in negative publicity about us, China’s coffee industry or China’s food and beverage market in general, adversely affect our reputation, financial condition and results of operations. A decrease in customer confidence in the safety and quality of our products or any food safety issues could materially harm our business and results of operations. See “—Adverse incidents or reports of food-safety issues, whether true or not, may harm our business.”

Any significant disruption in our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would materially and adversely affect our business, reputation, financial condition and results of operations.

The proper functioning of our technology infrastructure is essential to our business. We rely on our technology to improve customer engagement and our operational efficiency, among others. See “Item 4. Information on the Company—4.B. Business Overview—Technology.” The risks we face in relation to the disruption of our technology infrastructure include:

•                  we may encounter problems when upgrading our technology infrastructure including our mobile apps, systems and software. The development, upgrades and implementation of our technology infrastructure are complex processes. Issues not identified during pre-launch testing of new services may only become evident when such services are made available to our entire customer base. Therefore, our technology infrastructure, including our mobile apps, may not function properly if we fail to detect or solve technical errors in a timely manner; and

•                  our systems are potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking and similar events.

These and other events may lead to the unavailability of our mobile apps, interruption of our supply chain and delivery, interruption of unmanned machines, leakage or permanent loss of customer data, interruptions or decreases in connection speed, or other events which would affect our operations. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party suppliers or service providers, our reputation or relationships with our customers may be damaged and our customers may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other calamities, which could significantly disrupt our business, financial condition and results of operations.

We are vulnerable to natural disasters, health epidemics, and other calamities. Any of such occurrences could cause severe disruption to the daily operations of us, and may even require a temporary closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harm the Chinese economy in general. In particular, our operations had been adversely affected by the novel coronavirus outbreak, or COVID-19, in China. The outbreak of COVID-19 had impacts on our business in various aspects. See “—Our operations have been and may continue to be affected by COVID-19 pandemic.”

We face intense competition in China’s coffee industry and food and beverage sector in general, and our products are not proprietary. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.

China’s coffee industry is intensely competitive. Our products, including our coffee recipes, are not proprietary, and therefore, we are unable to prevent competitors from copying the recipes of our products and sell similar products. We mainly compete with a number of coffee shop operators for customers. Our competitors may have more financial, technical, marketing and other resources than we do and may be more experienced and able to devote greater resources to the development, promotion and support of their business. Some competitors are well established in China and any defensive measures they take in response to our expansion could hinder our growth and adversely affect our sales and results of operations. In addition, China’s coffee industry is subject to the entry of new and well-funded competitors. For more information related to the competitive landscape of China’s coffee industry, see “Item 4. Information on the Company—4.B. Business Overview—Competition.”

Furthermore, as we continue to increase our product offerings, including tea drinks, we also expect to compete against other businesses such as convenience stores as well as food and beverages operators with convenient locations. Increased competition may reduce our market share and profitability and require us to increase our sales and marketing efforts and capital commitment in the future, which could negatively affect our results of operations or force us to incur further losses. Although we have accumulated a large and growing customer base, there is no assurance that we will be able to continue to do so in the future against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

Our business is currently highly dependent on coffee and we may not be able to quickly identify new market opportunities, respond to the industry trends and adapt to customer preferences.

The growth of China’s coffee industry is affected by customer tastes, preferences, perceptions and spending patterns. Since we have generated, and expect to continue to generate, a considerable amount of our revenues from the sale of coffee, a shift in customer preferences away from coffee, the changes of spending pattern adversely affecting consumption of coffee, or the decrease or slow growth of coffee consumption in China would harm our business, more than if our revenues were generated from more diversified products.

We have devoted significant resources to launch and promote new products from time to time to serve broader customer demand, adapt to changes in market trends and shifts in customer taste and preferences, including the introduction of new coffee flavors and non-coffee products. However, we may not be successful in implementing our cross-selling strategy, developing innovative new products, and our new products may not be favored by customers or commercially successful. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop and promote new or improved products in the changing market, our financial results and our competitive position will suffer.

We may face additional risks associated with our retail partnership model.

We launched our retail partnership model initiative in September 2019, and opened our first partnership store in October 2019. The retail partnership model may subject us to a number of risks, including but not limited to:

•                  We might not be able to fully control retail partners’ actions and their daily store operation, and in case that their actions harm our business, our contractual rights and remedies are limited.

•                  The unsatisfactory service provided by or misconduct of our retail partners may harm the goodwill associated with our brands, and may adversely impact our business and results of operations.

•                  The revenues we realize from partnership stores are partly dependent on our retail partners’ ability to grow their sales.

•                  The failure of our retail partners to comply with local regulatory rules may subject us to losses and harm our reputation.

•                  Retail partners may not completely fulfill their obligation under the partnership agreement, which may adversely impact our business and results of operations.

•                  The number and quality of retail partners are subject to change over time, which may negatively affect our business.

•                  Our retail partners’ may be subject to a variety of litigation risks, including, but not limited to, customer claims, food safety claims and employee allegations of improper termination. Although we are not directly liable for the costs involved in these types of litigation, each of these claims may increase the costs of our retail partners and adversely affect their profitability, which in turn could adversely affect our business, operating results and brand.

From time to time, we may evaluate and potentially consummate strategic investments, acquisitions, strategic cooperation, formation of joint ventures and new business initiatives which may turn out to be not successful and adversely affect our operation and financial results.

To complement our business and strengthen our market-leading position, we may form strategic alliances or make strategic investments and acquisitions from time to time. In addition, we continually evaluate the potentials of new business initiatives or new markets. We may experience difficulties in integrating our operations with the newly invested or acquired businesses, executing new business initiatives, managing our expansion, implementing our strategies or achieving expected levels of net revenues, profitability, productivity or other benefits. For example, we officially launched our unmanned retail initiative, including Luckin Coffee EXPRESS and Luckin Pop Mini, in January 2020. Luckin Coffee EXPRESS is an unmanned machine that prepares a selection of freshly brewed drinks. Luckin Pop Mini is an unmanned vending machine that offers a variety of consumer goods. Meanwhile, we have suspended the operation of Luckin Pop Mini considering its operational performance and expect to incur costs and record write-downs associated with this suspension. Additionally, we recorded impairment loss of long-lived assets of RMB52.1 million (US$7.5 million) for the year ended December 31, 2019 in connection with the first generation Luckin Coffee EXPRESS machines that we purchased or prepaid in 2019 for trial operation in 2019 and the subsequent launch in 2020. As of May 31, 2021, we have 556 Luckin Coffee EXPRESS machines of the second generation in operation. Further, in connection with the adjusted business plan for our unmanned retail initiative, we notified Schaerer Ltd. that we will not place any new orders for the machines for Luckin Coffee EXPRESS we originally intended to purchase as set out in the schedule of a deal memorandum we previously entered into with Schaerer Ltd. We may incur additional costs and expenses to settle the issue. See “Note 21 Subsequent events - Deal Memorandum with Schaerer to purchase Luckin EXPRESS Coffee Machine Engines” to the Company’s consolidated financial statements included in this annual report. Therefore, we cannot assure you that our investments, acquisitions, cooperations and new business initiatives will benefit our business strategy, generate sufficient net revenues to offset the associated costs, or otherwise result in the intended benefits.

Growth of our business will partially depend on the recognition of our brand, and any failure to maintain, protect and enhance our brand would limit our ability to grow or retain our customer base, which would materially and adversely affect our business, financial condition and results of operations.

We believe that recognition of our brand among customers has helped us manage our customer acquisition costs and contributed to the growth and success of our business. Accordingly, maintaining, protecting and enhancing the recognition of our brand is critical to our business and market position. Many factors, some of which are beyond our control, are important to maintaining, protecting and enhancing our brand. These factors include but not limited to our ability to:

•                  maintain the quality and attractiveness of the products we offer;

•                  develop and launch new products that satisfy our customers’ needs;

•                  provide a superior customer experience;

•                  increase brand awareness through marketing and brand promotion activities;

•                  maintain good relationships and retain favorable terms with our suppliers, service providers and other business partners;

•                  stay compliant with relevant laws and regulations;

•                  compete effectively against existing and future competitors; and

•                  preserve our reputation and goodwill generally and in the event of any negative publicity on our products, services and data security, or other issues affecting us, China’s coffee industry or China’s food and beverage sector in general.

A public perception that we, or other industry participants do not provide satisfactory products or services to customers, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract and retain customers, and our business, financial condition and results of operations may be materially and adversely affected.

We have been and may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects.

Publicity about our business and management creates the possibility of heightened attention from the public, regulators and the media. Any negative report regarding our business, financial condition, results of operations, our management and employees could damage our brand image and severely affect the sales of our products and possibly lead to claims, litigation and damages. One of our executive officers, Mr. Fei Yang, was the president of IWOM Marketing Co., Ltd. (“IWOM”), a digital marketing company, when it was convicted of illegal business operation in 2013 for deleting user-generated content for profit. Mr. Yang was held liable as IWOM’s president and was given a short term (18 months) prison sentence. Although Mr. Yang left IWOM in 2015, there has been and might continue to be negative media coverage about this conviction, which may have negative effect on our public image and business. In addition, improper behavior or statements of our spokespersons, endorsers and other celebrities we have cooperated with and our employees may result in substantial harm to our brand, reputation and operations. We could become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, in the future, and such scrutiny and public exposure could severely damage our reputation as well as our business and prospects.

We have incurred significant costs on a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers, and some sales and marketing campaigns and methods may not be sustainable or may turn out to be ineffective.

We have invested significantly in sales and marketing activities to promote our brand and our products and to deepen our relationships with customers. We incurred RMB746.0 million and RMB1,251.5 million (US$179.8 million) in sales and marketing expenses for the years ended December 31, 2018 and 2019, respectively. We also regularly offer coupons and vouchers to increase our customer base, retain our existing customers or promote new products, and such promotion activities might not be sustainable.

Our sales and marketing activities may not be well received by our existing customers, and may not attract new customers as anticipated. The evolving marketing landscape may require us to experiment with new marketing methods to keep pace with industry trends and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share and negatively impact our results of operations. There is no assurance that we will be able to recover the costs of our sales and marketing activities or that these activities will be effective in attracting new customers and retaining existing customers.

We may be unsuccessful in managing our store network.

We may not be able to manage our store network. The number and timing of the stores actually opened during any given period are subject to a number of risks and uncertainties, including but not limited to our ability to:

•                  identify suitable locations and secure leases on commercially reasonable terms;

•                  obtain adequate funding for development and opening costs;

•                  obtain the required licenses, permits and approvals;

•                  efficiently manage our time and cost in relation to the design, decoration and pre-opening processes for each of our stores;

•                  develop and retain suitable retail partners; and

•                  hire, train and retain skilled employees.

Any factors listed above, either individually or in aggregate, might delay or fail our plan to increase the number of stores in desirable locations at manageable cost levels. In addition, we may not be able to successfully operate our existing stores and may choose to shut down certain stores from time to time.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses and permits to operate our business, including but not limited to business license, food operation license, environmental impact assessment filing and fire safety inspection. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations. If we or our retail partners fail to obtain the necessary licenses, permits and approvals, we may be subject to fines, confiscation of the gains derived from the related stores or the suspension of operations of the related stores. We may also experience adverse publicity arising from such non-compliance with government regulations that negatively impact our brand. We may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new stores. If we fail to obtain the material licenses, our store opening and expansion plan may be delayed. In addition, there can be no assurance that we will be able to obtain, renew and/or convert all of the approvals, licenses and permits required for our existing business operations upon their expiration in a timely manner or at all, which could adversely affect our business operations. We describe as following some particular risks and potential negative consequences regarding certain lack of requisite approvals, licenses or permits, without prejudice to the generality of the foregoing.

As of the date of this annual report, a small portion of our stores have not obtained business licenses, and we are in the process of obtaining business licenses for these stores. We may be ordered by the government authorities to rectify such non-compliance or to suspend operations of the related stores and may be subject to fines of up to RMB100,000 for each store that failed to obtain business licenses.

As of the date of this annual report, a small portion of our stores have not obtained food operation licenses, and we are in the process of obtaining food operation licenses for these stores. The relevant government authorities may confiscate the income of these stores since commencing operation as well as the food and beverage products sold at these stores and the raw materials and equipment used in store operation, and may impose fines based on the value of the food and beverage products sold at each store (if the value of the food and beverage products is less than RMB10,000, a fine up to RMB100,000 may be imposed; if the value of the food and beverage products is more than RMB10,000, a fine up to 20 times of such value may be imposed).

As of the date of this annual report, a small portion of our stores that are required to complete environmental impact assessment filings with the administrative department of environmental protection have not completed such filings. We are in the process of completing such filings for these stores; however, if we fail to complete such filings in a timely manner, we may be subject to a fine of up to RMB50,000 per store.

As of the date of this annual report, a substantial number of our stores that are required to obtain the permits over fire safety inspection by local fire prevention authorities have not obtained such permits. Our stores that fail to obtain the permits over fire safety inspections may be ordered by the relevant government authorities to close down and may be subject to a fine of up to RMB300,000 per store. As advised by our PRC legal counsel, King & Wood Mallesons, the likelihood that we would be subject to material administrative penalties by fire safety regulatory authorities is low. In addition, a small number of our stores with a construction area of more than 300 square meters have not completed the as-built acceptance check on fire prevention or fire safety filing. Our stores that fail to complete such as-built acceptance check on fire prevention may be ordered by the relevant government authorities to close down and may be subject to a fine of up to RMB300,000 per store, and our stores that fail to complete such fire safety filing may be subject to a fine of up to RMB5,000 per store.

For the unmanned retail initiative we officially launched in January 2020, according to the Administrative Measures for Food Operation Licensing and other local rules and regulations, we are required to obtain the food operation license, which provides that automatic vending be the business type of the licensed entity, for each operating subsidiary. We are also required to file or report to the relevant government authorities the numbers of the vending machines, the locations of the vending machines the name, address and phone number of the vending operator, information regarding how the food operation licenses are publicized, among other relevant materials. The compliance requirement and the legal consequences of non-compliance with the requirements of conducting unmanned retail business vary among cities. If we fail to satisfy the requirements, we may be ordered by the relevant government authorities to rectify the non-compliance and may be subject to fines, confiscation of the gains and suspension of operations, which could adversely affect our business operations.

We have recorded negative cash flows from operating activities historically and may have a net current liabilities position in the future.

We have experienced significant cash outflow from operating activities since our inception. We had net cash used in operating activities of RMB1,310.7 million and RMB2,167.0 million (US$311.3 million) for the years ended December 31, 2018 and 2019, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the cash needs for operating our business and to fund our investments in our business expansion.

We had net current assets of RMB1,647.8 million and RMB3,243.0 million (US$465.8 million) for the years ended December 31, 2018 and 2019, respectively. We could have a net current liabilities position in the future, which would expose us to liquidity risk. Our future liquidity and ability to make additional capital investments necessary for our operations and business expansion will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will be able to renew existing bank facilities or obtain other sources of financing.

Failure to comply with the terms of our indebtedness could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity.

We have entered and may from time to time enter into credit facilities and debt financing arrangements containing financial and other covenants that could, among other things, restrict our business and operations. On July 15, 2020, following the appointment of the JPLs by the Cayman Court, which constitutes an event of default under the indenture of the Notes described above, 100% of the principal of, and accrued and unpaid interest on, the Notes automatically became immediately due and payable. On March 16, 2021, we announced that we entered into an RSA with holders of a majority of the aggregate principal amount outstanding under the Notes. Pursuant to the RSA, we expect to restructure the Notes in a manner designed to allow us to comprehensively address our capital structure and better position us for long-term success. We intend to issue certain senior secured notes as part of the consideration provided to the holders of the Notes, as contemplated in the RSA. For more information about the Notes and the restructuring of the Notes contemplated in the RSA, see “Note 21 Subsequent events - Issuance of Convertible Senior Notes and Restructuring” and “Note 21 Subsequent events-Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

If we breach any of the covenants under our existing and future debt financial arrangements, including by failing to maintain certain financial ratios, our lenders may be entitled to accelerate our debt obligations. Any default under our credit facility could require that we repay these loans prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

We have undertaken strategic partnerships which may not be successful. If our collaboration with any of our strategic partners is terminated or curtailed, or if we are no longer able to benefit from the business collaborations with our strategic partners, our business may be adversely affected.

Our business has benefited from our collaborations with our strategic partners, including Weixin, in the areas such as mobile ordering and payment and joint marketing. We have entered into certain collaborations or alliances, such as incorporating joint ventures, with our business partners historically from time to time. We cannot assure you that such alliances or partnerships will contribute to our business, and we might not be able to maintain our cooperative relationships with our strategic partners and their respective affiliates in the future. If the services provided by these strategic partners become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us for any reason, our business may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with any of these strategic partners, it may be very difficult for us to identify other alternative partners, which may divert significant management attention from existing business operations and adversely impact our daily operation and customer experience.

A significant interruption in the operations of our third-party suppliers, retail partners and service providers could potentially disrupt our operations.

We have limited control over the operations of our third-party suppliers, retail partners, service providers and other business partners and any significant interruption in their operations may have an adverse impact on our operations. For example, a significant interruption in the operations of our roasted coffee bean suppliers’ roasting facilities could cause a shortage of coffee at our stores, a significant interruption impacting our leased warehouses, whether as a result of a natural disaster, labor difficulties, fire or other causes, could cause the shortage of our inventory, and a significant interruption in the operations of our internet service provider could impact the operation of our mobile apps. If we cannot solve the impact of the interruptions of operations of our third-party suppliers, retail partners or service providers, our business operations and financial results may be materially and adversely affected.

Illegal actions or misconduct, or any failure by third-party suppliers, our retail partners, or service providers to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations. In addition, we may be unable to receive sufficient compensation from suppliers and service providers for the losses caused by them.

Our reputation and operation may be harmed by illegal or unsatisfactory actions taken by suppliers, our retail partners and service providers over which we have limited control. For example, the failure of our raw material suppliers to ensure product quality or to comply with food safety or other laws and regulations could interrupt our operations and result in claims against us, and any delay in delivery of our products, damage to our products during the course of delivery and inappropriate actions taken by delivery riders of our delivery service providers might cause customer complaints.

In the event that we become subject to claims caused by actions taken by our suppliers, our retail partners, or service providers, we may attempt to seek compensation from the relevant suppliers, our retail partners, or service providers. However, such compensation may be limited. For example, we may not be able to fully cover compensation from our retailed partners in case that our losses attributed to their actions exceed their deposit withheld by us. If no claim can be asserted against a supplier, our retail partners, or service provider, or amounts that we claim cannot be fully recovered from the supplier, our retail partners, or service provider, we may be required to bear such losses and compensation at our own costs. This could have a material and adverse effect on our business, financial condition and results of operations.

We face the risk of fluctuations in the cost, availability and quality of our raw materials and pre-made products, which could adversely affect our results of operations.

The cost, availability and quality of our principal raw material, Arabica coffee beans, coffee condiments, tea leaves as well as pre-made food and beverage items, are important to our operations. We typically enter into fixed-price purchase agreements with suppliers of raw materials and pre-made food and beverage items with a term of no more than one year. However, such contract prices may be renegotiated when there is significant fluctuation in the market price of these products. If the cost of raw materials and pre-made products increases after expiration of existing agreements, due to large market price fluctuation or due to any other reason, our business and results of operations could be adversely affected. In addition, as coffee beans and most of our coffee condiments and pre-made products have relatively short shelf life, frequent and timely supply of these products are essential to our operations. Lack of availability of these products, whether due to shortages in supply, delays or interruptions in processing, failure of timely delivery or otherwise, could interrupt our operations and adversely affect our financial results.

Uncertainties relating to the growth of China’s coffee industry and food and beverage industry could adversely affect our revenues and business prospects.

Our business is affected by the development of China’s coffee industry and food and beverage industry in general. The demand for our coffee items and our future results of operations will depend on numerous factors affecting the development of the China’s coffee industry and food and beverage industry in general, such as governmental regulations and policies over this industry, investments in this industry and the drinking culture and hobby of Chinese consumers, and some of them are completely beyond our control.

A decline in the popularity of coffee, especially freshly brewed coffee, or any failure by us to adapt our strategies in response to trends in China’s coffee industry and food and beverage industry in general may adversely affect our results of operations and business prospects.

Adverse public or medical opinion about the health effects of our products may harm our business.

Some of our products contain caffeine, dairy products, sugar and other active compounds, the health effects of which are not fully understood. The excessive consumption of these compounds may result in adverse health effects and have caused increasing public awareness. For example, a number of research studies conclude or suggest that excessive consumption of caffeine may lead to increased heart rate, nausea and vomiting, restlessness and anxiety, depression, headaches, tremors, sleeplessness and other adverse health effects. Unfavorable reports on the health effects of caffeine or other compounds of our products could significantly reduce the sales of our products. Also, we could become subject to litigation relating to the existence of such compounds in our products; any such litigation could be costly and could divert management attention.

Adverse incidents or reports of food-safety issues, whether true or not, may harm our business.

Instances or reports of food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, either during growing, manufacturing, packaging, storing or preparation, whether true or not, have in the past severely injured the reputations of companies in China’s food and beverage market and could affect us as well. Product safety or quality issues, actual or perceived, or allegations of product contamination, even when false or unfounded, could tarnish the image of our brand and may cause customers to choose other products. Such issues could negatively affect our reputation, results of operations and financial performance.

Overall tightening of the labor market, increases in labor costs or any possible labor unrest may adversely affect our business and results of operations.

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any material labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.

Our business generates and processes a large quantity of personal, transaction, and behavior data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our system, including:

•                  protecting the data in and hosted on our system, including against attacks on our system by third parties or fraudulent behavior by our employees;

•                  addressing concerns related to privacy and sharing, safety, security and other factors; and

•                  complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the release of customer data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. Furthermore, our business partners and their employees may improperly use or disclose the data we disclose to them for our operation and we have limited control over the actions of our business partners and their employees. Any failure, or perceived failure, by us, our employees, our business partners, or their employees to comply with privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Recently, companies’ practices regarding collection, use, retention, transfer, disclosure and security of user data have been the subject of enhanced regulations and increased public scrutiny. For example, historically, we have been named by regulatory authorities among other apps for not expressly obtaining all authorizations from users, for which we have taken measures, including adjustments to our user privacy terms to address the issue. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time. For instance, a growing number of legislative and regulatory bodies have adopted customer notification requirements in the event of unauthorized access to or acquisition of certain types of data. In China, the PRC Cybersecurity Law, which became effective in June 2017, leaves substantial uncertainty as to the circumstances and standards under which the law would apply and violations would be found. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation on Information Security” and “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation on Internet Privacy.” Complying with these obligations could cause us to incur substantial costs. Any failure to comply with applicable regulations, whether by us, business partners, or other third parties, or as a result of employee error or negligence or otherwise, could result in regulatory enforcement actions against us and have an adverse impact on our business operations.

If we fail to adopt new technologies to evolving customer needs or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to stay abreast of evolving industry trends and to enhance and improve our technology accordingly. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business. There can be no assurance that we will be able to use new technologies effectively or adapt our mobile apps to meet customer requirements. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer preferences, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected.

Security breaches and attacks against our technology systems, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of customer information, or a denial of service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

We have in the past and are likely again in the future to be subject to these types of attacks, although to date no such attack has resulted in any material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber attacks. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees and engage third-party experts and consultants.

The payment methods that we accept subject us to third-party payment-related risks and other risks.

We accept a variety of payment methods, including Weixin Pay, Alipay and Union Pay through third-party payment processors. We pay these payment processors varying service fees, which may increase over time and raise our operating costs. We may also be subject to fraud, security breaches and other illegal activities in connection with the various payment methods we offer.

In addition, we are subject to various rules, regulations and requirements, regulatory or otherwise, and governing payment processing, which could change or be reinterpreted to make it difficult or impossible for us to comply. For example, according to Announcement No.10 (2018) of the People’s Bank of China issued in July 2018, or Announcement No.10, companies that refuse to accept cash payment should rectify such non-compliance. According to People’s Bank of China’s interpretation of Announcement No.10, e-commence platforms, self-service counters and other companies (i) that offer products and services online and in a cashier-less manner, (ii) whose entire customer purchase process does not involve payment or receipt of cash, and (iii) who have obtained consent from customers to use electronic payment methods, may use electronic payment methods instead of accepting cash. The People’s Bank of China further issued Announcement No. 18 (2020) in December 2020, or Announcement No. 18. Pursuant to Announcement No. 18, large and medium-sized commercial institutions including catering service providers shall establish cash collection and payment channels at their business places. If all transactions, payments, and services are completed through the internet, business entities shall publicize payment methods in advance. We have received a few inquiries from local branches of the People’s Bank of China on whether our operation stores refuse to accept cash payment and such non-compliance should be rectified. As of the date of this annual report, we have not been subject to monetary penalties in connection with such non-compliance. However, we cannot assure you that the relevant governmental authorities will have the same interpretation. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees or no longer be able to offer certain payment methods, and our business, financial condition and results of operations could be materially and adversely affected.

We use software licensed from third parties. Our ability to provide customers with a high-quality online experience also depends on the satisfactory performance, reliability and availability of software licensed from third parties.

We use software licensed from third parties. Any system interruptions caused by telecommunications failures, computer viruses, or hacking or other attempts to harm the software licensed from third parties that result in the unavailability of our mobile apps or reduced performance would affect the attractiveness of the services offered on our platform. We may encounter problems when software licensed from third parties is upgraded and undetected programming errors could adversely affect the performance of the software we use to provide our services. In addition, we could be required to seek licenses from third parties in order to continue using the open source software we are permitted to use currently, in which case licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our platform or discontinue the use of portions of the functionality provided by our platforms. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or enhancements of our existing platforms, which could materially and adversely affect our business and results of operations.

Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms, or failures to obtain necessary real-estate certificates, could materially and adversely affect our business.

We lease the premises for all of our self-operated stores. Generally, lessors may terminate our lease agreements unilaterally upon advance notice. In addition, the PRC government has the statutory power to acquire any land in the PRC. As a result, we may be subject to compulsory acquisition, closure or demolition of any of the properties on which our stores are situated. Although we may receive liquidated damages or compensation if our leases are terminated unexpectedly, we may be forced to suspend operations of the relevant store and divert management attention, time and costs to find a new site and relocate our store, which will negatively affect our business and results of operations.

We generally enter into long-term leases of approximately three years with an option to renew for our stores, and a small portion of our leases have one-year term. Rent for our leases is typically fixed amounts and subject to annual or biennially incremental increases as stipulated in the lease agreements. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be materially and adversely affected. If we are unable to renew the leases for our store sites, we will have to close or relocate the store, which could subject us to decoration and other costs and risks, and loss of existing customers, and could have a material and adverse effect on our business and results of operations. In addition, the relocated store may not perform as well as the existing store.

We entered into a cooperation agreement with the Xiamen municipal government to acquire our new headquarters under favorable pricing terms that came with commitments, including meeting certain requirements around tax contribution, operating performance and capital investments. However, as of the date of this annual report, it is unlikely that we will be able to fulfill our commitments to the Xiamen municipal government under the cooperation agreement. We are currently in communication with the Xiamen municipal government to discuss a variety of solutions, including to increase our payment or to return several floors of our headquarters, or to modify or enter into a new cooperation agreement. Additionally, we are in the process of obtaining the real property ownership certificate for our headquarters, but we have not obtained such certificate as of the date of this annual report. We cannot assure you that we would be able to amend our agreement without substantial additional cost and expenses, nor can we assure you that we can successfully obtain the necessary real property certificate. If we are unable to amend our agreement with the Xiamen municipal government, we may be liable for breach of contract. If we are unable to obtain the real property certificate, under applicable PRC property law, the property right of the real-estate may not be effectively transferred to us until it is registered by relevant registration authority, and therefore we may not have the full legal right to use, own or dispose the real-estate.

Certain lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.

Under PRC law, all lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this annual report, the lease agreements for some of our leased properties in China, including leased properties for our stores, have not been registered with the relevant PRC government authorities. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

Our rights to use our leased properties could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.

As of the date of this annual report, the lessors of certain of our leased properties in China failed to provide us with valid property ownership certificates or authorizations from the property owners for the lessors to sublease the properties. There is a risk that such lessors may not have the relevant property ownership certificates or the right to lease or sublease such properties to us, in which case the relevant lease agreements may be deemed invalid and we may be forced to vacate these properties, which could interrupt our business operations and incur relocation costs. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

We may experience significant liability claims or complaints from customers, or adverse publicity involving our products, our services or our stores.

We face an inherent risk of liability claims or complaints from our customers. Most of the customer complaints we received were related to the taste and temperature of our food and beverage offerings, a long waiting time, and the service quality of our staff. We take these complaints seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all customer complaints.

Any complaints or claims against us, even if meritless and unsuccessful, may divert management attention and other resources from our business and adversely affect our business and operations. Customers may lose confidence in us and our brand, which may adversely affect our business and results of operations. Furthermore, negative publicity including but not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings or media reports related to food quality, safety, public health concerns, illness, injury or government, whether or not accurate, and whether or not concerning our products, can adversely affect our business, results of operations and reputation.

If we encounter contractual disputes or dispute of other natures with our suppliers, business partners and other third parties, our business, financial condition and results of operations may be adversely affected.

We deal with and enter into contracts with our suppliers, business partners and other third parties in our ordinary course of business. If we encounter contractual disputes with our suppliers, business partners and other third parties or other claims by such parties, our business, financial condition and results of operations may be adversely affected. The contractual terms between us and our suppliers, business partners or other third parties vary depending on factors such as our business needs, our past dealings with the counterparty, among others. The terms of such contracts are generally negotiated on a case-by-case basis and are commercially reasonable at the time they are entered into. From time to time, there may be contractual disputes between us and suppliers, business partners or other third parties relating to our business. For example, we may incur costs and expenses relating to our notice to Schaerer Ltd. that we will not place any new orders for the machines for Luckin Coffee EXPRESS we originally intended to purchase. See “-From time to time, we may evaluate and potentially consummate strategic investments, acquisitions, strategic cooperation, formation of joint ventures and new business initiatives which may turn out to be not successful and adversely affect our operation and financial results” and “Note 21 Subsequent events - Deal Memorandum with Schaerer to purchase Luckin EXPRESS Coffee Machine Engines” to the Company’s consolidated financial statements included in this annual report.

In addition, we may be subject to other claims relating with our transactions with our suppliers, business partners and other third parties. For example, in November 2020, UCAR Inc. approached us seeking payment for certain historical expenses UCAR Inc. allegedly paid on behalf of us. See “Note 21 Subsequent events - Agreement to pay UCAR Inc. for leasehold improvements and Claim by UCAR Inc. on certain expenses” to the Company’s consolidated financial statements included in this annual report. We have been working with our legal counsel to evaluate the claims by UCAR Inc.. As of the date of this annual report, we are not aware of any litigation brought by UCAR Inc. against us in connection with such claims. There are uncertainties as to whether these events would evolve into litigation or other formal proceedings.

Any such disputes may not only be costly and time-consuming to solve, but may also harm our reputation, subject us to contractual liabilities or significant settlement amounts, or otherwise adversely affect our business, financial condition and results of operations.

We, our directors, management and employees may be subject to litigation and regulatory investigations and proceedings, such as claims in relation to commercial, food safety, labor, employment, privacy, information security, antitrust, securities matters or any other subject, and may not always be successful in defending ourselves against such claims or proceedings.

We face potential liability, expenses for legal claims and harm due to our business nature. For example, customers could assert legal claims against us in connection with personal injuries related to food poisoning or tampering. The PRC government, media outlets and public advocacy groups have been increasingly focused on customer protection in recent years. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Customer Rights Protection.” Selling of defective products may expose us to liabilities associated with customer protection laws. Sellers are responsible for compensation on customer’s loss even if the contamination of food is not caused by the sellers. Thus, we may also be held liable if our suppliers or other business partners fail to comply with applicable food-safety related rules and regulations. Though we can ask the responsible parties for indemnity, our reputation could still be adversely affected. In addition, our directors, management and employees may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and expense in relation to commercial, labor, employment, privacy, information security, antitrust, securities or other matters, which could adversely affect our reputation and results of operations.

As a publicly listed company, we may face additional exposure to claims and lawsuits. We are subject to a number of legal proceedings, investigations and inquiries by governmental agencies, as well as a number of lawsuits filed by purchasers of our securities, including class action lawsuits. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. We are currently unable to estimate the potential loss, if any, associated with the resolution of pending claims and lawsuits. We anticipate that we will continue to be a target for lawsuits in the future, including other class action lawsuits. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Allegations against us or our management may harm our reputation and have a material and adverse impact on our business, results of operations and cash flows.

We have been, and may become, subject to allegations brought by our competitors, customers, business partners, short sellers, investment research firms or other individuals or entities. Any such allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and user base and distract our management from our daily operations. For example, on January 3, 2021, our Board received a letter from certain employees containing allegations against our Chairman and CEO, Dr. Jinyi Guo. The Board immediately formed an independent panel and subsequently an investigation team to conduct an investigation into the allegations and the circumstances of the letter. On February 17, 2021, we announced, that the investigation team found no substantiating evidence with respect to the alleged misconduct in the letter, and has reported its findings to the Board. See “Note 21 Subsequent events - Internal Investigation into Allegations against Chairman and CEO, Dr. Jinyi Guo” to the Company's consolidated financial statements included in this annual report. Allegations against us or our management may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract customers. In addition to the related cost, managing and defending such allegations can significantly divert management's attention. All of these could have a material adverse impact on our business, results of operation and cash flows.

We may be subject to intellectual property infringement claims from time to time, which are expensive to defend and may disrupt our business if we are found liable.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate intellectual property rights held by third parties. Historically, we have been subject to legal proceedings and claims relating to the intellectual property rights of others. There could also be existing intellectual property of which we are not aware that our products may inadvertently infringe. Holders of intellectual property purportedly relating to some aspect of our technology platform or business have sought and may continue to seek to enforce such intellectual property against us in China, the United States or any other jurisdictions. To defend against these infringement claims, regardless of their merits, we have incurred and may continue to incur significant expenses, and we have been and may continue to be forced to divert our management’s time and other resources from our business and operations. If we are found to have violated the intellectual property rights of others, we may be subject to significant monetary liabilities for our infringement activities. In that event, we may also be restricted or prohibited from using such intellectual property and thus incur licensing fees or be forced to develop alternatives of our own. These consequences, among others, may substantially disrupt our business and operations, and our financial position and results of operations could be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, software copyrights, copyright of works, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. There have been instances where third parties registered social media accounts under names similar to our trademarks in order to gain illegal benefits, against which we have initiated legal proceedings, and we may continue to become an attractive target to such attacks in the future with the increasing recognition of our brand. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. We may also face challenges from third-parties relating to the use or ownership of trademarks, domain names and other intellectual property. In addition, there can be no assurance that (i) our pending applications for intellectual property rights will be approved, (ii) all of our intellectual property rights will be adequately protected, or (iii) our intellectual property rights will not be challenged or disputed by third parties, including the ownership of such rights, or found by a judicial authority to be invalid or unenforceable.

We are subject to regulations, and future regulations may impose additional requirements and obligations on our business or otherwise materially and adversely affect our business, reputation, financial condition and results of operations.

The industries in which we operate are highly regulated. As China’s coffee industry as well as China’s food and beverage market in general is evolving rapidly and the PRC government is very concerned about customer protection, new laws and regulations may be adapted to address new issues that arise from time to time and to impose additional restrictions on our current business.

As we continue to grow in scale and significance, we expect to face increased scrutiny, which will, at a minimum, result in our having to increase our investment in compliance and related capabilities and systems. The increasing sophistication and development of our customer base will also increase the need for higher standards of customer protection, privacy protection and dispute management. Any increased involvement in inquiries or investigations could result in significantly higher legal and other costs and diversion of management and other resources, as well as negative publicity, which could materially and adversely affect our business, reputation, financial condition and results of operations.

Our operations depend on the performance of the mobile-based systems, telecommunications networks and digital infrastructure in China.

Our new retail business model relies heavily on mobile-based systems, telecommunications networks and digital infrastructure. Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our mobile apps. We cannot assure you that the digital infrastructure and the telecommunications networks in China will be able to support the demands associated with the continued growth in digital usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and digital services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if data access fees or other charges to mobile users increase, our user traffic may decline and our business may be harmed.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our inventories are mostly coffee beans, coffee condiments, tea leaves, tea powder and pre-made food and beverage items with short shelf life, which require us to manage our inventory effectively. We depend on our demand forecasts for various kinds of raw materials and pre-made products to make purchase decisions and to manage our inventory. Such demand, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, new product launches, pricing and discounts, product defects, changes in customer spending patterns, changes in customer tastes and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable.

Furthermore, as we plan to continue expanding our product offerings, we expect to include a wider variety of products and raw materials in our inventory, which will make it more challenging for us to manage our inventory and logistics effectively. We cannot guarantee that our inventory levels will be able to meet the demands of customers, which may adversely affect our sales. We also cannot guarantee that all of our inventories can be consumed within their shelf lives. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory value, and significant inventory write-downs or write-offs. Any of the above may materially and adversely affect our results of operations and financial condition. On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality raw materials and pre-made products in a timely manner, we may experience inventory shortages, which might result in diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

We have granted share-based awards in the past and will continue to grant share-based awards in the future, which may have an adverse effect on our future profit. Exercise of the share-based awards granted will increase the number of our shares in circulation, which may adversely affect the market price of our shares.

We adopted a share incentive plan in January 2019, or the 2019 Share Option Plan, to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2019 Share Option Plan is 79,015,500 Ordinary Shares. As of the date of this annual report, 69,309,325 options (excluding any granted options that were subsequently canceled) have been granted with 26,632,160 vested yet not exercised and 36,191,653 unvested options under the 2019 Share Option Plan. We adopted a share incentive plan in January 2021, or the 2021 Equity Incentive Plan, to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of the date of this annual report, 4,291,928 restricted share units (excluding any granted restricted share units that were subsequently canceled) have been granted with no restricted share units vested under the 2021 Equity Incentive Plan. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we expect to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

The growth and profitability of our business depend on the level of customer demand and discretionary spending in China. A severe or prolonged downturn in China’s economy could materially and adversely affect our business, financial condition and results of operations.

China’s coffee industry as well as China’s food and beverage market in general is affected by macroeconomic factors, including changes in international, national, regional and local economic conditions, employment levels, customer demand and discretionary spending. All of our stores are located in China and accordingly, our results of operations are affected by the macroeconomic conditions in China. Any deterioration of the PRC economy, decrease in disposable customer income and fear of a recession may lead to a reduction of customer demand and average spending per customer at our stores, which could materially and adversely affect our business, financial condition and results of operations. Moreover, the occurrence of a financial crisis, sovereign debt crisis, banking crisis or other disruptions in the global financial markets may have a material and adverse impact on our operating results.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We have no business interruption insurance to cover our operations and no product liability insurance to cover any potential product liabilities. Except for a few stores which have public liability insurance, property all risks, engineering all risks and safety manufacturing insurance, we have no other insurance at the Company level. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

Our business is subject to seasonal fluctuations and unexpected interruptions.

We experience seasonality in our business. We generally experience fewer purchase orders during holiday seasons, such as the Chinese New Year holidays. Our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of the ADSs may fluctuate from time to time due to seasonality.

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our VIE to use, or otherwise benefit from, the foreign restricted licenses and permits, such as the ICP license. Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We rely on contractual arrangements with our VIE to use, or otherwise benefit from, certain foreign restricted licenses and permits that we may need in the future, such as the internet content provider license, or the ICP license held by our VIE. The contractual arrangements contain terms that specifically obligate the VIE’s shareholders to ensure the valid existence of the VIE and restrict the disposal of material assets of the VIE. However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event the VIE’s shareholders breach the terms of these contractual arrangements and voluntarily liquidate our VIE, or our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIE, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our ability to operate our business as well as constrain our growth.

Our business may be deemed as a foreign investment under the scheme of the Draft Foreign Investment Law (2015), and substantial uncertainty exists with respect to the interpretation of the newly enacted Foreign Investment Law of the PRC and how it impacts the viability of our current corporate structure.

On January 19, 2015, the PRC Ministry of Commerce, or MOFCOM, published the Draft Foreign Investment Law (2015). At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law (2015), which contains important information about the draft Foreign Investment Law (2015), including its drafting philosophy and principles, main table of contents, plans to transition to the new legal regime and treatment of business in China controlled by foreign-invested enterprises. The Draft Foreign Investment Law (2015) proposes significant changes to the PRC foreign investment legal regime and, when implemented, may have a significant impact on business in China controlled by foreign-invested enterprises primarily through contractual arrangements, such as our business. Please refer to “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Investment” for further details. MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law (2015) is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled”. “Chinese investors” are individuals who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities.

It is unclear whether our current corporate structure will be considered “Chinese” under the scheme of the Draft Foreign Investment Law (2015). In the event that our contractual arrangements with our VIE and shareholders of our VIE are not treated as a domestic investment and/or the foreign restricted licenses and permits held by the VIE are classified as a “prohibited business” in the Prohibited List or a “restricted business” in the Restricted List under the Draft Foreign Investment Law (2015) when officially enacted, such contractual arrangements may be deemed as invalid and illegal and we may be required to unwind the contractual arrangements and/or dispose of such business.

In December 2018, the Standing Committee of the National People’s Congress of PRC published the Draft Foreign Investment Law (2018) for public comments. On March 15, 2019, the Foreign Investment Law was formally issued, which became effective on January 1, 2020. The Foreign Investment Law mainly focuses on foreign investment promotion, foreign investment protection and foreign investment management. Compared with the draft Foreign Investment Law (2015), the Foreign Investment Law does not mention concepts including “De facto control” and “controlling PRC companies by contracts or trusts,” nor did it specify the regulation on controlling through contractual arrangements.

However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catchall clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for future legislation promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities, and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our fifth amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside the United States. Substantially all of our operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Various legislative and regulatory developments related to U.S.-listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Because our auditor is located in China (including Hong Kong), a jurisdiction where the PCAOB is currently unable to conduct inspections and access critical accounting records without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality and prevent accounting irregularities. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. In a joint public statement on April 21, 2020, the Chairman of the SEC, the Chairman of the PCAOB, SEC Chief Accountant and Directors of the SEC Divisions of Corporation Finance and Investment Management reminded market participants that this inability of the PCAOB to inspect the audit work and practices of PCAOB-registered accounting firms in China (including Hong Kong, to the extent their audit clients have operations in China) represented a significant risk to both investors and finance professionals.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by foreign national law, the Holding Foreign Companies Accountable Act was signed into law on December 18, 2020. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act, which became effective on May 5, 2021. The HFCA Act requires the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. As a result, we may be prohibited from trading “over the counter” if PCAOB is unable to inspect our auditor.

In addition, we may be affected by the legislative and regulatory developments related to U.S.-listed China-based companies. Our ADS prices may be materially and adversely affected as a result of investors’ general concern over China-based companies in light of any such developments. In addition, the political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the president executive orders in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our VIE are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries as a Foreign Invested Enterprise, or FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

If the Company fails to complete the NDRC filing in connection with any note offering, the NDRC may impose penalties or other administrative procedures on the Company.

On September 14, 2015, the NDRC promulgated the Notice of the National Development and Reform Commission on Promoting the Reform of Managing the External Debt Issuance by Enterprises with a Record filing and Registration System, or the NDRC Notice. Pursuant to the NDRC Notice, if a PRC enterprise or an offshore enterprise controlled by a PRC enterprise wishes to issue bonds outside the PRC with a maturity of more than one year, such PRC enterprise must, in advance of issuing such bonds, file certain prescribed documents with the NDRC and obtain a registration certificate from the NDRC in respect of such issue. According to the NDRC Notice, the NDRC will decide whether to accept a submission within five working days upon receipt of the submission and is expected to issue a decision on the submission within seven working days after it accepts the submission. The enterprise must also report certain details of the bonds to the NDRC within 10 business days upon the completion of the bond issuance.

The NDRC Notice does not clarify the legal consequences of non-compliance with the relevant requirements thereunder. However, since the issuance of the NDRC Notice, the NDRC has issued some additional guidelines on its official website and the Notice of Improving the Market Restraint Mechanism and Strictly Preventing Foreign Debt Risks and Local Debt Risks, or the 2018 NDRC Notice, on May 11, 2018. These additional guidelines and the 2018 NDRC Notice state that companies, investment banks, law firms and other intermediaries involved in debt securities issuances which do not comply with the relevant regulations will be subject to a blacklist and sanctions. The 2018 NDRC Notice supplement that the liable parties will be restricted on filing for new applications or participating in other filing for foreign debts. The 2018 NDRC Notice is silent as to how such blacklist will be implemented or the exact sanctions that will be enacted by the NDRC, or any impact on the noteholders, in the event of a non compliance by us with the NDRC Notice. We have undertaken to notify the NDRC of the particulars of the issuance of the notes within the prescribed period under the NDRC Notice. Since the NDRC Notice and 2018 NDRC Notice are without any detailed implementation procedures, there is no assurance that the NDRC will not issue further implementation rules or notices which may require additional steps in terms of the registration or provide sanctions or other administrative procedures the NDRC may impose in case of failure to obtain such registration certificate from the NDRC, or complete NDRC post issuance filing.

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading under PRC laws.

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. We may be subject to claims by customers misled by information on our mobile apps, website or other portals where we put our advertisements on. We may not be able to recover our losses from advertisers by enforcing the indemnification provisions in the contracts, which may result us in diverting management’s time and other resources from our business and operations to defend against these infringement claims. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the Labor Contract Law which became effective on January 1, 2008 and was amended on December 28, 2012, and the State Council promulgated implementing rules for the labor contract law on September 18, 2008. The labor contract law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. The interpretation and implementation of these regulations are still evolving, our employment practices may violate the labor contract law and related regulations and we could be subject to penalties, fines or legal fees as a result. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

We may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. The relevant government authorities may examine whether an employer has made adequate payments of the requisite employee benefit payments, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

According to Notice of the General Office of the State Council on Accelerating the Reform of the “Five in One” and “One License One Code” Registration System, PRC subsidiaries shall no longer separately obtain any social insurance registration certificate. Under the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC subsidiaries and their employees are required to contribute to the employee benefits.

As of the date of this annual report, all of our PRC subsidiaries have completed the housing fund registration; however, we have not made adequate contributions to employee benefit plans for some of our employees. We have recorded accruals for the estimated underpaid amounts of employee benefit plans in our financial statements. As of the date of this annual report, we have not received any notice from the relevant government authorities in this regard. However, the relevant government authorities could require us to pay the outstanding amount and impose late fees or fines on us. If we fail to make the outstanding employee benefit plans contributions within the prescribed time frame, we may be subject to a fine of up to three times the amount of the overdue payment. If we are otherwise subject to investigations related to non-compliance with labor laws and are imposed severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. In addition, we engage over half of our staff of dispatched workers from third-party employment agencies as baristas and other storefront staff. Pursuant to the Labor Contract Law and its amendments, dispatched workers may only be engaged for temporary, ancillary or substitute positions. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practice could violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or consolidated VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations, and we may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore financing, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with MOFCOM or their respective local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or their respective local branches and (ii) our PRC subsidiaries may not procure loans which exceed the difference between their respective total investment amount and registered capital. Any medium or long-term loan to be provided by us to our VIE must be registered with the NDRC and SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of our offshore financing, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. All of our revenues and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Some of our shareholders that we are aware of are subject to SAFE regulations, and some of our shareholders have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals have completed all necessary registrations required by SAFE 37 and will continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations as our company is an overseas-listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Stock Incentive Plans.”

Any adverse change in our tax treatment could have a material and adverse impact on our business and results of operations.

Our products and services are subject to value-added tax, or VAT, at a rate of 6%, 10% and 16% before April 1, 2019 and since then 6%, 9% and 13%. VAT is recorded as reduction of our revenue, which amounted to RMB 0.02 million for the period from June 16, 2017 (inception date) to December 31, 2017, RMB62.9 million in 2018 and RMB207.3 million (US$29.8 million) in 2019. If the tax authority has a different view on our VAT accounting treatment, our results of operations may be adversely affected.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of the ADSs or Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Risks Relating to the ADSs

Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have adopted a dual-class share structure such that our Ordinary Shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Due to this dual-class share structure, our shareholders have experienced changes to their voting powers when certain Class B ordinary shares are converted into Class A ordinary shares, and our shareholders may experience future changes in the voting powers resulting from the factors including new Class B share conversion or future share issuances, among others. As of May 31, 2021, Class B ordinary shares constituted approximately 7.1% of our total issued and outstanding share capital and 43.5% of the aggregate voting power of our total issued and outstanding share capital. As of May 31, 2021, to our knowledge, Centurium Capital and its affiliates hold approximately 100.0% of our Class B ordinary shares, representing 43.5% of the aggregate voting power.

As a result of this dual-class share structure, the holders of our Class B ordinary shares have concentrated control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the trading price of the ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, future issuances of Class B ordinary shares may be dilutive to the holders of Class A ordinary shares. As a result, the market price of our Class A ordinary shares could be adversely affected.

The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Our ADSs were listed on NASDAQ Global Select Market (the “Nasdaq”), since our SEC-registered initial public offering in May 2019. We received a delisting notice from Nasdaq on May 15, 2020 and requested a hearing on May 22, 2020. We received another delisting notice from Nasdaq for failure to file our annual report on June 17, 2020. We notified Nasdaq of the Company’s decision to withdraw its request for the hearing on June 24, 2020. On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since the Nasdaq suspended the trading of our ADSs on June 29, 2020.

The OTC Market is a significantly more limited market than Nasdaq. The quotation of our ADSs on the OTC Market may result in a less liquid market available for existing and potential stockholders to trade our ADSs, could depress the trading price of our ADSs and could have a long-term adverse impact on our ability to raise capital in the future.

The daily closing trading prices of our ADSs ranged from US$14.75 to US$39.36 per ADS in 2019. For the period from January 1, 2020 to June 29, 2020 (suspension by the Nasdaq of the trading of our ADSs on the Nasdaq), the daily closing trading prices of our ADSs ranged from US$1.38 to US$50.02 per ADS. Since our ADSs have been quoted on the OTC market, the daily closing trading prices of our ADSs ranged from US$1.54 to US$13.32 per ADS up to the date of this annual report. The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•      variations in our revenues, earnings and cash flows;

•      announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•      announcements of new offerings and expansions by us or our competitors;

•      changes in financial estimates by securities analysts;

•      detrimental adverse publicity about us, our products and services or our industry;

•      announcements of new regulations, rules or policies relevant for our business;

•      additions or departures of key personnel;

•      release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•      sales of additional ADSs in the public market or other equity-linked securities, or the perception of these events;

•      convertible arbitrage strategy employed by certain investors in our convertible senior notes, including related short selling of our ADSs; and

•      potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the trading price of the ADSs. Volatility or a lack of positive performance in the trading price of the ADSs may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Substantial future sales or perceived potential sales of ADSs in the public market or other equity-linked securities could cause the price of ADSs to decline.

Sales of substantial amounts of ADSs in the public market or other equity-linked securities, or the perception that these sales could occur, could adversely affect the trading price of ADSs. Certain holders of our Ordinary Shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline.

The voting rights of holders of the ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your Class A ordinary shares underlying the ADSs.

Holders of the ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying the ADSs. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, you can still give instructions, and the depositary may vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our fifth amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you if we ask it to. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted, and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

Because we do not expect to pay dividends periodically in the foreseeable future, you may mainly rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay cash dividends periodically in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Techniques employed by short sellers and/or the convertible bond arbitrage strategy employed by investors in our convertible senior notes may drive down the trading price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We have been and may in the future again become the subject of short selling, the target of harassing or other detrimental conduct by third parties. We have to expend a significant amount of resources to investigate such allegations. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Furthermore, we expect that many investors in, and potential purchasers of, our convertible senior notes will employ, or seek to employ, a convertible arbitrage strategy with respect to the notes. Investors in the notes would typically implement such a strategy by selling short the ADSs underlying the notes and dynamically adjusting their short position while continuing to hold the notes. Investors in the notes may also implement this type of strategy by entering into swaps on the ADSs in lieu of or in addition to short selling the ADSs. The market activity related to such convertible arbitrage strategy could adversely affect prevailing trading prices of the ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the trading price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the trading price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the trading price or trading volume for the ADSs to decline.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of the ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of the ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Ordinary Shares and the ADSs.

Our memorandum and articles of association contain provisions which limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the trading price of the ADSs may fall and the voting and other rights of the holders of our Ordinary Shares and the ADSs may be materially and adversely affected.

We incur significant costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of such exemptions. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

We expect the rules and regulations applicable to public companies to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It is also more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•      the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•      the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•      the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•      the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Our status as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for prior taxable years is subject to uncertainty, and there is a significant risk that we will be a PFIC for the current and future taxable years, which would result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and investment gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

Because we hold a substantial amount of cash, our PFIC status for any taxable year will likely depend on the value of our goodwill. The value of our goodwill may be determined by averaging (on a quarterly basis) the excess of the sum of our market capitalization and liabilities over the value of our other assets. If the value of our goodwill for 2019 and 2020 is determined in such manner, based on the actual trading prices of our ADSs we will not have been a PFIC for our taxable years of 2019 and 2020. However, because our market capitalization declined significantly since the second quarter of 2020, there can be no assurance that the Internal Revenue Service will not assert that the true value of our goodwill for 2019 and the first quarter of 2020 is in fact lower. If the assertion of that position is successful, we would likely be treated as a PFIC for our taxable years of 2019 and 2020, but our PFIC status will depend on the value of our goodwill for those years. In addition, because we continue to hold substantial amounts of cash and financial investments, we may be a PFIC for our 2021 taxable year. Our PFIC status for our 2021 taxable year can be determined only after the end of the year as it will depend on the composition of our income and assets and the value of our assets (including the value of our goodwill, which as described above may be determined, in large part, by reference to our market capitalization). Moreover, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. For these reasons, our PFIC status is uncertain.

If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting obligations will apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

U.S. Holders should consult their tax advisers regarding our PFIC status for any taxable year.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

ITEM 4.                INFORMATION ON THE COMPANY

4.A.         History and Development of the Company

In June 2017, we incorporated Lucky Coffee Inc. under the laws of the Cayman Islands as our offshore holding company, which later changed its name to Luckin Coffee Inc. in September 2017. In June 2017, we incorporated Lucky Coffee Inc. under the laws of the British Virgin Islands as Luckin Coffee Inc.’s wholly-owned subsidiary and our intermediate holding company to facilitate financing, which later changed its name to Luckin Coffee Investment Inc. in December 2017. Lucky Coffee (China) Limited was incorporated in June 2017 as Luckin Coffee Investment Inc.’s wholly-owned subsidiary in Hong Kong, which changed its name to Luckin Coffee (Hong Kong) Limited in October 2018, or Hong Kong Luckin. In April 2019, Luckin Coffee Investment Inc. incorporated another two wholly-owned subsidiaries, Luckin Coffee Roasting (Hong Kong) Limited and Luckin Coffee Roastery (Hong Kong) Limited, in Hong Kong.

In October 2017, December 2017 and March 2018, Hong Kong Luckin incorporated Beijing Luckin Coffee Co., Ltd., or Beijing WFOE, Luckin Investment (Tianjin) Co., Ltd. and Luckin Coffee (China) Co., Ltd., or Luckin China, as its wholly-owned subsidiaries in the PRC successively and began to operate coffee retail business. See “—4.C. Organizational Structure.”

In July 2018 and September 2018, Beijing WFOE entered into a series of contractual arrangements with the VIE established in June 2017, which enable us to obtain control over the VIE through Beijing WFOE. Such contractual arrangements consist of proxy agreement and power of attorney, confirmation and guarantee letters, spousal consent letter, share pledge agreement, master exclusive service agreement, business cooperation agreement and exclusive option agreement. See “—4.C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.”

Luckin Coffee Inc. issued one ordinary share in June 2017 and issued one ordinary share in August 2017. In March 2018, Luckin Coffee Inc. increased ordinary shares to 750 shares and effected a share split, pursuant to which, the 750 ordinary shares were subdivided into 750,000 ordinary shares. After that, Luckin Coffee Inc. (i) issued 915,750 angel-1 shares, 513,000 angel-2 shares and 544,688 Series A convertible redeemable preferred shares in June 2018; (ii) issued 272,343 Series B convertible redeemable preferred shares in November 2018; (iii) issued 6,809 Series B convertible redeemable preferred shares in January 2019; and (iv) issued 188,393 Series B-1 convertible redeemable preferred shares in April 2019, to certain investors.

In May 2019, we completed the IPO in which we offered and sold an aggregate of 264,000,000 Class A ordinary shares in the form of ADSs. Concurrently with the IPO, we issued and sold 23,529,412 Class A ordinary shares to Louis Dreyfus Company B.V. Upon the IPO, 1,587,886,000 Class B ordinary shares and 7,605,500 Class A ordinary shares were automatically converted from our outstanding ordinary shares, angel shares and preferred shares prior to the IPO and after the 1:500 share split. On May 17, 2019, the ADSs began trading on the NASDAQ Global Select Market, under the symbol “LK.” In June 2019, we closed on the exercise in full of the over-allotment option to purchase an additional 39,600,000 Class A ordinary shares in the form of ADSs by the underwriters of our IPO. We received net proceeds of approximately US$607.2 million from our IPO and US$50.0 million from the concurrent private placements to Louis Dreyfus Company B.V. in May 2019 and exercise of over-allotment option after deducting underwriting discounts and commissions and other offering expenses payable by us.

In January 2020, we completed a follow-on public offering in which we and a selling shareholder offered and sold an aggregate of 110,400,000 Class A ordinary shares in the form of ADSs, concurrent with a US$400,000,000 aggregate principal amount of 0.75% convertible senior notes due 2025. In the same month, we closed on the exercise in full of the over-allotment option to purchase an additional 16,560,000 Class A ordinary shares in the form of ADSs by the underwriters of our follow-on public offering and an additional US$60,000,000 principal amount of notes by the initial purchasers of our convertible note offering. We received net proceeds of approximately US$418.3 million from our public offering in January 2020 and exercise of over-allotment option after deducting underwriting discounts and commissions and other offering expenses payable by us. And we received net proceeds of approximately US$448.5 million from our convertible note offering in January 2020 and exercise of over-allotment option after deducting initial purchasers discounts and commissions and other offering expenses payable by us.

In May 2020, we received delisting notice from Nasdaq and requested a hearing. We received another delisting notice from Nasdaq for failure to file our annual report on June 17, 2020. We notified Nasdaq of the Company’s decision to withdraw its request for the hearing on June 24, 2020. On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since the Nasdaq suspended the trading of our ADSs on June 29, 2020.

In July 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs. The appointment of the JPLs was made pursuant to an application to appoint provisional liquidators by the Company in response to a winding up petition filed by a creditor of the Company. During the provisional liquidation period, we have been operating our business with supervision of the JPLs. The JPLs and our Board entered into a protocol on October 16, 2020, which sets out the terms upon which the JPLs and our Board cooperate with respect to the ongoing management of the Company. Pursuant to the protocol, we need to seek the JPLs' approval for key management issues, such as our cash allocation, certain outward payments and future financing and any and all steps proposed to be taken by our Board outside of the ordinary course of the business of the Company and its subsidiaries.

Since the appointment of the JPLs, we have been negotiating a restructuring of our financial obligations (the “Restructuring”) under the supervision of the JPLs. On March 16, 2021,  we announced that we entered into a restructuring support agreement (the “RSA”) with holders of a majority of the aggregate principal amount outstanding under the US$460 million convertible senior notes due 2025 (the “Notes”). Pursuant to the Restructuring contemplated in the RSA, the Company expects to restructure the Notes in a manner designed to allow the Company to comprehensively address its capital structure and better position it for long-term success. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91%-96% of par value.

We are required to complete certain milestones under the RSA, including obtaining reasonable assurance of funding outside the PRC in an amount sufficient to satisfy the cash consideration to be distributed to the holders of the Notes (the “Financing Milestone”). On June 15, 2021, we announced that we have completed the PRC regulatory approval process, including obtaining relevant approvals from The State Administration of Foreign Exchange (“SAFE”) of the PRC through a designated PRC foreign exchange handling bank, to transfer such sufficient amount of funds out of the PRC through a planned capital reduction. The completion of the approval process satisfies the Financing Milestone under the RSA. See “Note 21 Subsequent events - Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

In April 2021, we announced that we entered into an investment agreement (the “Investment Agreement”) with an affiliate of Centurium Capital (“Centurium Capital”), as the lead investor, and Joy Capital. Both Centurium Capital and Joy Capital are leading private equity investment firms in China and current shareholders of the Company. Pursuant to the Investment Agreement, (i) Centurium Capital has agreed to an investment, through a private placement, totaling approximately US$240 million in senior convertible preferred shares of the Company (“Senior Preferred Share(s)”), and (ii) Joy Capital has agreed to an investment, through a private placement, totaling approximately US$10 million in Senior Preferred Shares (collectively, the “Transactions”). Under certain circumstances, Centurium Capital and Joy Capital may be able to upsize their investment (the “Upsize”) on a pro rata basis for an aggregate additional amount of US$150 million. However, pursuant to the Investment Agreement, Centurium Capital and Joy Capital can no longer exercise the Upsize because the Company had obtained approval from SAFE to transfer funds out of the PRC by a benchmark date set forth therein. The closing of the Transactions will be subject to a series of closing conditions, including the implementation of the Restructuring of the Notes through a scheme of arrangement under section 86 of the Cayman Islands Companies Act (2021 Revision) in accordance with the terms of the RSA. We have filed the Investment Agreement as Exhibit 4.20 of this annual report. We plan to use the proceeds of the Transactions to facilitate the Restructuring and fulfill our obligations under the settlement with the SEC. For the SEC settlement, see “Item 8. Financial Information - 8.A. Consolidated Statements and Other Financial Information - Legal Proceedings - Governmental and Regulatory Inquiries - SEC Investigation and Settlement.”

Our corporate headquarters is located at 28th Floor, Building T3, Haixi Jingpu Plaza, 1-3 Taipei Road, Siming District, Xiamen, Fujian, People’s Republic of China. Our telephone number at this address is +86-592-3386666. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at http://investor.luckincoffee.com/.

4.B.         Business Overview

Our mission is to be part of everyone’s everyday life, starting with coffee.

Overview

We believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2019. We have pioneered a technology-driven new retail model to provide coffee, tea and other products with high quality, high convenience and high affordability to our customers. We believe that our disruptive model has fulfilled the large unmet demand for coffee and driven its mass market consumption in China, while allowing us to achieve significant scale and growth since our inception.

Driven by technology, our new retail model is built upon our mobile apps and store network.

•                  Mobile apps: Our mobile apps cover the entire customer purchase process, offering our customers a cashier-less environment. This enhances our customer experience, improves our operating efficiency, and allows us to stay connected with our customers and engage them anytime, anywhere.

•                  Store network: We operate most stores on our own. Additionally, we cooperate with our selective partners to operate the partnership stores they own. While operating three types of stores (pick-up stores, relax stores and delivery kitchens), we strategically focus on pick-up stores, which accounted for 94.1% of our total self-operated stores as of December 31, 2019. Our pick-up stores have limited seating and are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. We launched our retail partnership model initiative in September 2019 and opened the first partnership store in October 2019. This partnership model will complement our existing store network expansion strategy and enable us to penetrate new markets more efficiently and with limited capital requirements.

By disrupting the status quo of the traditional coffee shop model, we have gained significant cost advantages and provided attractive value propositions to our customers.

        Technology is at the core of our business. With our centralized technology system, we are able to simplify and standardize our operations to improve operational efficiency and to quickly expand and scale up our business. We leverage big data analytics and AI to analyze our customer behavior and transaction data, which enables us to continually enhance our products and services, drive customer engagement and improve customer retention. We also leverage our proprietary technologies in store operations and supply chain to support our business, such as new store selection, inventory management and workforce management.

We offer premium coffee, tea and other high-quality products to our customers. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. Our coffee has won numerous awards, including the Gold Medal in the IIAC International Coffee Tasting competition in 2019 and 2020. We also partner with reputable suppliers for other products such as tea, juices and light meals.

We have also been able to cultivate a large and loyal customer base and achieve strong growth. We expanded from a single trial store in Beijing to 4,507 self-operated stores in 53 cities in China as of December 31, 2019. We had over 40 million cumulative transacting customers as of December 31, 2019. As of May 31, 2021, we had 3,949 self-operated stores, 1,175 partnership stores and 556 Luckin Coffee EXPRESS machines in China and had over 73 million cumulative transacting customers.

China’s coffee market is highly underpenetrated. Inconsistent quality, high prices and inconvenience have hampered the growth of the freshly brewed coffee market in China. We believe that our model has successfully driven mass market coffee consumption in China by addressing these pain points.

Our Mobile Apps

Our mobile apps offer customers a cashier-less environment, enabling them to purchase coffee, tea and other product items at their fingertips. Our mobile apps cover the entire customer purchase process with user-friendly interfaces. Through our mobile apps, our customers can easily choose the nearest store automatically recommended and view other store options, place orders in advance without queuing, make payment, watch live streams of the preparation of their drinks and receive real-time order status updates.

We offer an array of product selections, including coffee, tea, juice, snacks, light meals and other products. Leveraging our big data analytics and AI capabilities, our mobile apps automatically customize the menu for our customers, displaying our selected products at the upper part of their menu and individually customized items, with reference to their purchase history and preferences, at the lower part of the menu. Once a customer adds his or her preference settings for a drink to favorites, our mobile apps also display their preference settings for the same drink the next time he or she places an order.

Our stores offer pick-up and/or delivery options. When placing orders, customers can choose between these two options and our mobile apps will give our customers estimated time for pick-ups or deliveries. Customers placing pick-up orders may specify the stores where they plan to pick up or dine-in. Delivery orders are assigned to the most suitable stores based on a number of factors such as the stores’ distance to the customers, order processing capacity and inventory.

Our mobile apps offer multiple payment options to our customers. We accept payment through major third-party payment service providers in China, namely Weixin Pay, Alipay and UnionPay. Customers may also purchase our drinks using the vouchers stored in the “Coffee Wallet” of our Luckin mobile app.

To provide our customers with real-time updates on their orders, we have specially designed a live-streaming feature in our mobile apps to give our customers the option to watch the entire process of the preparation of their drinks after placing their orders. This feature helps us build trust among our customers and also offers them a novel customer experience.

We notify customers via short messaging service, Weixin message and in-app notifications. This way, our customers can pick up their orders without queuing up at the stores. For delivery orders, we partner with our delivery service providers and provide real-time location, delivery rider contact details and estimated arrival time on our mobile apps. See “—Customer Services.”

Furthermore, we have additional features on our mobile apps for corporate account customers. Our corporate clients may grant authorization to their employees so that their employees can place orders via the corporate account and enjoy corporate prices.

Our Store Network

We believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2019. Most of our stores are self-operated and located in the economically vibrant regions in China. We operate three types of stores, namely pick-up stores, relax stores and delivery kitchens, for different purposes. We strategically focus on pick-up stores, which are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs.

We opened our first trial store in October 2017, and have rapidly expanded our store network. As of December 31, 2019, we had 4,507 self-operated stores in operation, including 4,239 pick-up stores, 142 relax stores and 126 delivery kitchens. The table below sets forth a breakdown of our self-operated stores by store formats as of each quarter-end since the commencement of our operation in October 2017. Our self-operated store network covered 25 provinces and municipalities, the majority of which are tier I and tier II cities, as of December 31, 2019.

	As of
	December 31, 2017		March 31, 2018		June 30, 2018		September 30, 2018		December 31, 2018		March 31, 2019		June 30, 2019		September 30, 2019		December 31, 2019
	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores
Pick-up stores	4	44.4%	83	28.6%	356	57.1%	903	75.9%	1,811	87.4%	2,163	91.3%	2,741	92.5%	3,433	93.3%	4,239	94.1%
Relax stores	5	55.6%	15	5.2%	22	3.5%	45	3.8%	86	4.1%	109	4.6%	123	4.2%	138	3.8%	142	3.2%
Delivery kitchens	—	—	192	66.2%	246	39.4%	241	20.3%	176	8.5%	98	4.1%	99	3.3%	109	2.9%	126	2.7%
Total	9	100.0%	290	100.0%	624	100.0%	1,189	100.0%	2,073	100.0%	2,370	100.0%	2,963	100.0%	3,680	100.0%	4,507	100%

Pick-up Stores

We strategically focus on pick-up stores, which accounted for 94.1% of our stores as of December 31, 2019. Pick-up stores are small-sized stores where our customers can pick up their orders or have their orders delivered to them. We leverage delivery services to achieve greater geographic coverage and serve more customers when we expand into new areas and cities. As our pick-up store network density increases, it becomes more convenient for customers to pick up orders from nearby stores and hence the demand for delivery typically decreases. Our delivery orders as a percentage of total orders was 46.8% and 21.8% in 2018 and 2019, respectively.

Our pick-up stores are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. These stores generally range from 20 to 60 square meters in size and have limited seating. Such store set-up allows us to get closer to our coffee customers and expand rapidly by virtue of the low rental and decoration costs.

Relax Stores

We open relax stores for branding purposes. Our relax stores accounted for 3.2% of our stores as of December 31, 2019. Relax stores are generally spacious and larger than 120 square meters in size.

Delivery Kitchens

We have opened delivery kitchens in order to achieve broader customer coverage. We sometimes expand into a new city or area initially in the form of delivery kitchens as they can be set up quickly with low costs. Since our delivery kitchens only serve delivery orders, we effectively reduce rental and decoration expenses. Once we have identified sufficient market demand and suitable sites for pickup stores, we might close down the delivery kitchens and open pick-up stores to better serve the demands of our customers. As of December 31, 2019, delivery kitchens accounted for 2.7% of our stores.

Store Network Expansion and Development

Our store network strategically focuses on economically vibrant regions in China. We typically locate our self-operated stores in areas with high demand for coffee, such as office buildings, commercial areas and university campuses.

When entering a new city, we strategically set up pick-up stores and delivery kitchens to quickly reach to more customers through delivery service and accumulate valuable transaction data. We analyze such data to generate a “heat map” highlighting the areas with high transaction volume of delivery orders in real time, which indicates strong demand for our products. The heat map enables us to precisely identify customer demand and guides us for network expansion plan.

Site Selection

Our headquarters decide on new cities for expansion, and set guidelines for site selection, and our city branches are responsible for daily execution of store development-related work streams. Leveraging big data analytics, our strategic expansion team at city branches conducts in-depth market research to locate potential store sites.

Licenses and Compliance

We have standard internal protocols in place guiding city branches and strategic expansion team in obtaining necessary licenses and permits before opening our stores, including but not limited to business licenses, food safety licenses and environmental impact assessment filings. However, given local PRC administrative authorities vary in interpreting, implementing and enforcing relevant laws and regulations, we and our retail partners might not be able to obtain all applicable licenses and permits in a timely manner. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Store Renovation and Other Preopening Preparation

We have an in-house renovation team responsible for the renovation and decoration of our self-operated stores. To maintain our consistent brand image and store quality, our headquarters prepare the design of all stores. We adopt standardized design for our pick-up stores and delivery kitchens, and such standardization allows us to carry out renovation procedures effectively, and recycle furnishing materials efficiently. In 2018 and 2019, the average renovation and decoration expenses per our self-operated store was around RMB189,000 and 183,000, respectively.

As part of the preopening preparation, we install machines, equipment and procure raw materials as well as other materials and consumables. Typically, each of our stores is equipped with two to three coffee machines and other equipment, such as ice machine and freezer. In 2018 and 2019, the average expenses for the procurement of coffee machines per our store was around RMB116,000 and RMB100,800, respectively. For more information on procurement, see “—Procurement.”

Retail Partnership Model

While we operate most of our stores on our own, since September 2019, we started to cooperate with selective partners to operate the partnership stores. As of December 31, 2019, we had 282 retail partnership stores, among which we operated 185 tea stores through our partnership model. Meanwhile, the number of tea stores under our partnership model reduced to 77 by May 31, 2021, as some of our partners converted tea stores into Luckin coffee stores after receiving our approval.

Unmanned Retail Initiative

We officially launched our unmanned retail initiative in January 2020. Luckin Coffee EXPRESS is an unmanned machine that prepares and offers a selection of freshly brewed drinks. Luckin Pop Mini is an unmanned vending machine that offers a wide range of consumer products. As of May 31, 2021, we had 556 Luckin Coffee EXPRESS machines in operation, and we have ceased the operation of Luckin Pop Mini.

Our Product Offerings

We offer a wide variety of high-quality food and beverage items, mainly freshly brewed coffee and non-coffee drinks, that have strong demand and can be produced in bulk with standardized process and consistent quality. We offer both hot and iced freshly brewed coffee such as Americano, Latte, Cappuccino, Macchiato, Flat White and Mocha, and from time to time also offer specialty coffee based on market and seasonal trends. Our coffee recipes are tailored to Chinese customers’ palette based on results of extensive study and research.

Tea drinks have become increasingly popular, particularly among young people in China. Catering to their preferences for tea drinks, we began to offer hot and iced freshly made tea drinks, such as milk tea, cheese tea and fruit tea. We also work with reputable suppliers to offer pre-made beverages, such as juices, and pre-made food items, such as pastries, sandwiches, and snacks.

In addition, we also explore to offer various creative merchandise, including cups, tote bags and other consumer goods, in our apps to better interact with our customers and grow our brand awareness.

We are committed to maintaining and improving product quality. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. Our coffee has won numerous awards, including most recently the Gold Medal in the 2019 IIAC International Coffee Tasting competition. We also partner with reputable suppliers for our other products such as juices and light meals. See “—Procurement.”

Delivery Services

We fulfill customer orders with speedy delivery so that they can enjoy our coffee, tea and other products on time. Our delivery fee schedule is competitively priced, and we offer our customers a discount on the delivery fee if the total order value (based on item list price) exceeds a certain threshold. We have outsourced delivery services to various selected delivery companies for orders made through our mobile apps, and have integrated our back-end system with those of our delivery service providers. This way, we are able to improve order-rider matching based on our store location, customer locations and real-time locations of delivery riders, and monitor and track the delivery process. In 2019, approximately 99.73% of our orders were delivered on time.

Customer Services

Leveraging our new retail model and strong technology capabilities, we stay connected with our customers and engage them virtually anytime, anywhere. We also offer our customers a cashier-less environment, limit their queuing time, and enable them to purchase coffee, tea and other product items at their fingertips. See “—Our Mobile Apps” and “—Our Store Network.”

Our mobile apps enable us to track each order placed with us. We evaluate and track our customers’ feedback 24/7 through our mobile apps, Weixin official account and other social media channels. Our customers can ask questions, provide reviews and file complaints through our mobile apps or Weixin official account or call our service representatives. We leverage self-service tools and AI-powered automated customer service chatbots to answer frequently asked questions from our customers efficiently, and also engage a dedicated customer service team to address more complicated issues.

We value our customers’ opinions and encourage our customers to give reviews. We regularly analyze our customer feedback, through which we identify causes of customer dissatisfaction and improve our products and services accordingly. To motivate and maintain high-quality customer service at storefronts, we consider customer feedback a key performance indicator when evaluating individual store performance.

Branding, Marketing and Sales

Since inception, we have successfully built a brand of distinguished value propositions—high quality, high convenience and high affordability. Our branding, marketing and sales efforts are driven by our strong technology capabilities. Our superior brand and distinguished value propositions allow us to expand our business through word-of-mouth.

We have adopted a multi-channel branding and advertising strategy. Our brand ambassadors include several world renowned baristas. We also collaborate with popular culture icons, sponsor events and movies, and initiate viral and interactive marketing and advertising.

We leverage our existing customer base and their social networks to promote our products.

We also strategically place ads on social network platforms, such as Weixin, to attract customers. For instance, we place Weixin Moments ads, in which we provide our potential customers with the information of nearby new store openings, upcoming sales events and seasonal offerings. In addition, we frequently launch sales events, especially during holiday seasons, and offer discounts when we introduce new products. We offer special discounts to corporate clients and their employees to purchase our products. We have also cooperated with certain corporations, including well-known banks and airlines, to offer our products under their membership programs. Under such cooperation, the corporations typically order our products in bulk in advance, and their members can then redeem these products.

Starting from April 2020, we have implemented two cost-effective mechanisms to refine our user operations, grow our user base and increase our wallet share, which we believe are critical to our success. First, we leverage our capabilities in data analytics to deepen our understanding of the coffee market in China and to learn and discover patterns of customer behavior, so that we are able to improve our user experience and in turn to increase user engagement and sales of our products. Secondly, we endeavor to build private domain traffic in our mobile app, Weixin mini program and Weixin ecosystem, cultivating a comprehensive private domain ecosystem that enables us to acquire and retain our users with continuous consumptions in an economical manner.

Procurement

We source a variety of high-quality raw materials, including coffee beans, coffee condiments and tea leaves, as well as pre-made food and beverage items, from selected suppliers. We also purchase different machines, such as coffee machines, ice machines, packaging materials and other consumables in bulk from our suppliers. Due to our significant scale, we are able to procure high-quality products from our suppliers at favorable prices. We maintain good relationships with our suppliers, and as of the date of this annual report, we have not experienced any material supply shortages with our suppliers.

We have a dedicated procurement team responsible for the procurement of raw materials, machines and equipment, packaging materials and consumables based on inventory availability, number of stores and marketing events, and leverages the inventory analysis of our smart supply chain management system to decide order placement. We have designed stringent quality control standards and enforced comprehensive quality control measures covering supplier selection, quality inspection and testing.

Coffee Beans

Suppliers

We source premium green coffee beans from renowned plantations in China (Yunnan), Guatemala, Brazil, Ethiopia, Colombia, among others. To solidify our control over the process of sourcing and roasting coffee beans, we only cooperate with selective coffee bean suppliers and endeavor to construct and operate our own coffee roasting plants. As of the date of this annual report, our main roasted coffee bean suppliers include an affiliate of Yeuan Yeou Enterprise Co., Ltd., a well-known roasting company in Taiwan, and Luckin Coffee Roasting (Pingnan) Co., Ltd., one of our PRC subsidiaries. We have been negotiating with coffee bean providers who are interested in investing in our coffee roasting plants.

Quality Control

We set detailed specifications for the raw coffee beans procured by our roasted coffee bean suppliers, including size, taste and moisture based on their origin and grades. Together with our roasted coffee bean suppliers, we screen for defective beans in each batch of raw coffee beans through sampling to ensure that they meet our specifications before admitting them to roasting.

We set the quality control standards for the testing process of roasted coffee beans. We work with our coffee bean suppliers and a third-party inspection agency in conducting various testings on roasted coffee beans. Our roasted coffee bean suppliers conduct the first round of physical and chemical properties testing on the roasted coffee beans, and deliver the batches that passed the test to us. Upon receipt, we conduct another round of similar testing together with a third-party inspection agency, and return any batch with high defect rate.

Coffee Condiments

Suppliers

Coffee condiments, mainly dairy products and syrup, are crucial to the overall quality of our coffee. We source our dairy products, mainly milk and cream, from leading suppliers to ensure their freshness and syrup mainly from distributors of imported syrup.

Quality Control

Similar to coffee beans, we have in place stringent quality control measures regarding coffee condiments. For example, we work with our dairy suppliers in conducting various testings on dairy products.

Tea Leaves and Tea Powder

Suppliers

We source various kinds of premium tea leaves, including green tea, Oolong tea and black tea, and tea powder, such as matcha, from leading suppliers to ensure their fresh taste and aroma.

Quality Control

We set detailed specifications for the tea leaves procured by our suppliers, including weight and packaging requirements, places of origin, shape, fragrance and color of tea leaves. We conduct sample testings on tea leaves before preparing our tea drinks and reject any products which fail to meet our standards.

Pre-Made Food and Beverage Items

Suppliers

We purchase high quality pre-made food and beverage items, including juices, water, pastries and wraps, from a few selected national, regional and local sources. We are actively seeking additional suppliers to increase our product offerings.

Quality Control

We require our suppliers to supply products according to agreed-upon specifications, including weight and packaging requirements for standardized products and weight of each ingredient, plate presentation and production procedures for customized products, and are entitled to return any products which fail to meet such standards.

Machines and Equipment

Suppliers

We use premium coffee machines and other machines and equipment from renowned global suppliers. We primarily procure coffee machines directly from manufacturers and rely on a combination of manufactures and distributors for other machines and equipment.

Quality Control

Our coffee machines and other machines generally come with one to two years’ warranty, during which period the manufacturers will provide training on installation and maintenance of the machines and also provide free repair and maintenance services. We have also assembled an engineering team which is in charge of daily repair and maintenance of machines. We have a centralized monitoring system that automatically monitors the performance of our coffee machines and promptly reports any repair and maintenance requests. We are in the process of integrating all our coffee machines into our centralized monitoring system.

Packaging Materials and Other Consumables

Suppliers

In addition to food and beverage items, we procure a broad range of paper and plastic products, such as cups, straws and cutlery, from a number of suppliers.

Quality Control

We inspect the categories, specifications and qualities of our packaging materials and other consumables supplies against our standards set out in the respective supply agreements.

Warehouse and Fulfillment

We do not own any warehouses, and currently cooperate with three renowned third-party warehouse and fulfillment service providers, for our inventory storage, fulfilments between warehouses, and fulfilments from warehouses to our stores. Our warehouse and fulfillment service providers are responsible for the management of our inventory stored at their warehouses, in collaboration with our employees we assign to these warehouses. As of December 31, 2019, we leased 28 warehouses across China.

We maintain an intelligent warehouse management system and order management system that are integrated with the systems of our warehouse and fulfilment service providers. Our systems enable real-time analysis of sales status at each store and automated order placement with our leased warehouses for replenishment purposes. We are also able to track inventory level at each leased warehouse in real-time, and monitor and administer warehouse operations from the moment goods enter the warehouses until they are dispatched and delivered to our stores.

Quality Control

We pay close attention to quality control, monitoring each step in the food and beverage preparation process from procurement to production and from warehousing to delivery.

Suppliers.  We carefully select our suppliers through a stringent selection process, and assess the performance of our suppliers on a regular basis. During the supplier selection process, we review their qualifications and conduct site visits. Once the suppliers are on board, we monitor their daily operations and conduct regular evaluations. In our agreements with suppliers, we have in place anti-kickback policies to ensure the integrity of our quality control and procurement system.

Inventories.  We send our staff to each leased warehouse regularly to make sure that inventories are well categorized and properly stored, that our suppliers and warehouse and fulfilment service providers are following our quality control protocols, and that any defective goods are immediately disposed.

Stores.  We have established an efficient reporting structure and mechanism for monitoring the daily operations of our stores. We are determined to maintain high level and consistent service quality across all of our stores. We have a detailed employee code of conduct, including specific requirements on the usage and storage of raw materials and other food and beverage items, equipment handling, store environment and delivery service management. We regularly evaluate the performance of our store managers and employees, the results of which are linked to their performance-based salary and promotion opportunities. When selecting our retail partners, we usually conduct comprehensive evaluations based on a set of stringent criteria. We also provide extensive training to our retail partners. We will also supervise our retail partners, and we reserve the right to terminate our cooperation with them if they fail to adhere to our standards.

We also frequently conduct environmental microbiological testing at our stores to ensure a hygienic coffee-making environment, and initiate proposals from time to time to improve our store operations and enhance customer experience.

Technology

Technology is at the core of our business. Our technology covers every aspect of our business, from customer engagement, storefront operations to supply chain management. We leverage our big data analytics and AI to analyze the huge volume of data generated from our operations and continually improve our systems. Our focus on technologies has enabled us to optimize customer experience, operate efficiently, grow rapidly while maintaining quality control.

We leverage our capabilities in big data analytics to deepen our understanding of the market and discover patterns of customer behavior. Equipped with such understanding, we are able to recommend products to our customers with more precision and personalize their menus for easy ordering, so that we can offer superior user experience to our customers and improve the efficiency of our operations.

We leverage our strong technology capabilities to streamline our storefront operations and optimize workforce management. Our smart scheduling system automatically schedules staff shifts and order assignments. We also have an automated in-store inventory management system that connects our stores with our warehouses, which analyzes sales, supply and inventory status for each store in real-time, and enables us to timely and sufficiently stock up our stores and limit overall waste.

Our smart supply chain management system integrates intelligent warehousing management and order management functions, enables us to accurately predict demand and manage our inventory. Supported by our strong data analytics capabilities and smart supply chain management system, we are able to intelligently forecast demand, analyze inventory and place orders directly with suppliers, which allows us to further reduce our procurement costs and improve operational efficiency.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our trademarks, copyrights and domain names. As of the date of this annual report, we own 1,158 registered trademarks with the Trademark Office of the PRC National Intellectual Property Administration, 13 registered copyright of software and 13 registered copyrights of works with the PRC National Copyright Administration, and seven domain names with Ministry of Industry and Information Technology.

In addition, we have entered into standard employee confidentiality agreements with our technology development employees, which provides that the employees own confidentiality obligations in relation to our trade and technology secrets and we own intellectual property rights developed in-house.

User Privacy and Data Security

Various laws and regulations, such as the Cyber Security Law of the PRC, govern the collection, use, retention, sharing, and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase. We have adopted policies, procedures and guidelines to comply with these laws and regulations and protect the personal privacy of our customers and the security of their data. Our board of directors has general oversight power over cybersecurity issues and delegates the daily supervision responsibility to our chief executive officer, Dr. Guo. The head of our IT department directly reports cybersecurity status to Dr. Guo, and in case of a cybersecurity incident, Dr. Guo will report the incident to our board of directors to take appropriate and timely measures in response to the incident. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

Competition

We face intense competition in China’s coffee industry and food and beverage sector in general. Our current or potential competitors are mainly coffee shop operators. As we enter the tea business, we have become exposed to competition in the freshly brewed tea drinks industry.

We believe that the principal competitive factors in China coffee industry include the following:

•                  Store network;

•                  Product quality and safety;

•                  Product pricing;

•                  Supply chain management and operating efficiency;

•                  Quality of customer service;

•                  Brand recognition and reputation;

•                  Effectiveness of sales and marketing; and

•                  Customer experience.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, our competitors may have longer operating history, greater brand recognition, more capital, better supplier relationships and larger customer base. For discussion of risks relating to our competitor, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition in China’s coffee industry and food and beverage sector in general, and our products are not proprietary. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.”

Compliance, Licenses and Permits

For compliance requirements related to our business, including applicable licenses and permits, see “Item 4. Information on the Company—4.B. Business Overview—Regulation.” For risks in relation to deficiencies of applicable license and permits, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Insurance

We provide social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits for our employees. We provide personal accident insurance for certain of our management. Consistent with customary industry practice in China, we have no business interruption insurance to cover our operations and no product liability insurance to cover any potential product liabilities. Except for a few stores which have public liability insurance, property all risks, engineering all risks and safety manufacturing insurance, we have no other insurance at the Company level. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Food Safety and Licensing Requirement for Customer Food Services

Food Safety Law

In accordance with the Food Safety Law of the PRC, or the Food Safety Law, as effective on June 1, 2009 and most recently amended on April 29, 2021, the State Counsel implements a licensing system for the food production and trading. A person who engages in food production, food selling or catering services shall obtain the license in accordance with the Food Safety Law.

According to the Food Safety Law, the State Council shall establish a food safety committee whose duties shall be defined by the State Council. The food safety supervision and administration department under the State Council shall exercise supervision and administration over food production and trading activities according to the duties defined by the Law and the State Council. The health administrative department under the State Council shall organize the implementation of risk monitoring and risk assessment of food safety according to the duties defined by the Food Safety Law, and shall formulate and issue national food safety standards together with the food safety supervision and administration department under the State Council. Other relevant departments under the State Council shall carry out relevant food safety work according to the duties defined by the Food Safety Law.

The Food Safety Law sets out, as penalties for violation, various legal liabilities in the form of warnings, orders to rectify, confiscations of illegal gains, confiscations of utensils, equipment, raw materials and other articles used for illegal production and operation, fines, recalls and destruction of food in violation of laws and regulations, orders to suspend production and/or operation, revocations of production and/or operation license, and even criminal punishment.

The Implementation Rules of the Food Safety Law, as effective on July 20, 2009 and most recently amended on October 11, 2019 and effective on December 1, 2019, further specify the detailed measures to be taken and conformed by food producers and business operators in order to ensure food safety as well as the penalties that shall be imposed should these required measures not be implemented.

Food Operation Licensing

On August 31, 2015, China Food and Drug Administration promulgated the Administrative Measures for Food Operation Licensing, which was amended on November 17, 2017. According to the Administrative Measures for Food Operation Licensing, a food operation license shall be obtained in accordance with the law to engage in food selling and catering services within China. The principle of one license for one site shall apply to the licensing for food operation, that is, a food operator shall obtain a food operation license to engage in food operation activities in one operation site. Food and drug administrative authorities shall implement classified licensing for food operation according to food operators’ types of operation and the degree of risk of their operation projects.

The issuance date of a food operation license is the date when the decision on granting the license is made, and the license is valid for five years. Food operators shall hang or place their food operation license originals in prominent places of their operation sites. Where the licensing items which are indicated on a food operation license change, the food operator shall, within ten business days after the changes take place, apply to the food and drug administrative authority which originally issued the license for alteration of the operation license. Those who fail to obtain a food operation license and engage in food operation activities shall be punished by the local food and drug administrative authorities at or above the county level according to Article 122 of the Food Safety Law that the authorities shall confiscate their illegal income, the food or food additives illegally produced or dealt in, and the tools, equipment, raw materials, and other items used for illegal production or operation; and impose a fine of not less than RMB50,000 but not more than RMB100,000 on them if the goods value of the food or food additives illegally produced or dealt in is less than RMB10,000 or a fine of not less than 10 times but not more than 20 times the goods value if the goods value is RMB10,000 or more.

Online Catering Services

In accordance with Measures for the Supervision and Administration of the Safety of Food Offered through Online Catering Services, as effective on January 1, 2018 and amended on October 23, 2020, Online catering service providers shall have their own physical stores and have obtained the food operation licenses according to the law, and shall carry out business activities pursuant to the business forms and business items specified on their own food operation licenses, and they shall not do business beyond the business scope. The provider of a third-party online catering service platform shall, within 30 business days upon approval by the competent communications department, undergo the recordation formalities with the provincial food and drug supervision and administration department at the place where it is located. A catering service provider with a self-built website shall, within 30 business days after undergoing the recordation formalities with the competent communications department, undergo the recordation formalities with the food and drug administrative authority at the county level at the place where it is located. The headquarters of a catering service chain company which provides online trading service for its stores by its website shall be governed by reference to the requirements on providers of third-party online catering service platforms.

Regulations on Single-Purpose Commercial Prepaid Cards

The Administrative Measures for Single-Purpose Commercial Prepaid Cards (for Trial Implementation) was issued on September 21, 2012, and amended on August 18, 2016. The law applies to business in the retail industry, accommodation and catering industry, and resident service industry that conduct single-purpose commercial prepaid card business within China. A card issuer shall undergo filing formalities within 30 days from the day it conducts single-purpose card business.

Regulations on Environmental Protection

Environmental Protection Law

The Environmental Protection Law of the PRC, or the Environmental Protection Law, was promulgated and effective on December 26, 1989, and most recently amended on April 24, 2014. This Environmental Protection Law has been formulated for the purpose of protecting and improving both the living environment and the ecological environment, preventing and controlling pollution, other public hazards and safeguarding people’s health.

According to the provisions of the Environmental Protection Law, in addition to other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising said environmental protection matters. Pursuant to the Environmental Protection Law, the environmental impact statement on any construction project must assess the pollution that the project is likely to produce and its impact on the environment, and stipulate preventive and curative measures; the statement shall be submitted to the competent administrative department of environmental protection for approval. Installations for the prevention and control of pollution in construction projects must be designed, built and commissioned together with the principal part of the project.

Permission to commence production at or utilize any construction project shall not be granted until its installations for the prevention and control of pollution have been examined and confirmed to meet applicable standards by the appropriate administrative department of environmental protection that examined and approved the environmental impact statement. Installations for the prevention and control of pollution shall not be dismantled or left idle without authorization. Where it is absolutely necessary to dismantle any such installation or leave it idle, prior approval shall be obtained from the competent local administrative department of environmental protection.

The Environmental Protection Law makes it clear that the legal liabilities of any violation of said law include warning, fine, rectification within a time limit, compulsory cease operation, compulsory reinstallation of dismantled installations of the prevention and control of pollution or compulsory reinstallation of those left idle, compulsory shutout or closedown, or even criminal punishment.

Law on Environment Impact Assessment

Pursuant to the Law of the People’s Republic of China on Environment Impact Assessment, which was issued on October 28, 2002 and most recently amended on December 29, 2018, the State implements a classification-based management on the environmental impact assessment, or EIA, of construction projects according to the impact of the construction projects on the environment. Construction units shall prepare Environmental Impact Report, or EIR, or Environmental Impact Statement, or EIS, or fill out the Environmental Impact Registration Form, or EIRF (hereinafter collectively referred to as the “EIA documents”) according to the following rules:

•                  For projects with potentially serious environmental impacts, an EIR shall be prepared to provide a comprehensive assessment of their environmental impacts;

•                  For projects with potentially mild environmental impacts, an EIS shall be prepared to provide an analysis or specialized assessment of their environmental impacts; and

•                  For projects with very small environmental impacts so that an EIA is not required, an Environmental Impact Registration Form shall be filled in.

According to Classified Administration Catalogue of Environmental Impact Assessments for Construction Projects issued on September 2, 2008 and most recently amended on November 30, 2020, the food and beverage services were classified as to fill in an Environmental Impact Registration Form before January 1, 2021. Where the construction entity fails to fill in the Environmental Impact Registration Form in accordance with the law, the environmental protection administrative department at or above the county level shall order it to fill in, and impose a fine of not more than RMB50,000 on it. Since January 1, 2021, construction projects of the food and beverage services are not specified in the catalogue and shall not be included in the management on the EIA.

Regulations on Fire Prevention

Fire Protection Design Approval and Filing

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted on April 29, 1998 and last amended on April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the emergency management authority of the State Council and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The fire and rescue department of such a people’s government are responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards (as the case may be). According to Interim Provisions on the Administration of the Fire Protection Design Review and Final Inspection of Construction Projects, issued on April 1, 2020 and effective on June 1, 2020, for those construction projects for a café with entertainment functions with more than 500 square meters, the construction entity shall apply to the housing and urban-rural development authority for fire protection design approval. For the construction projects other than the conditions foregoing, the construction entity shall provide fire protection design drawings or technical information as needed for construction to the housing and urban-rural development authority when applying for a construction permit or a construction commencement report. For a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 square meters, the fire protection design approval or filing is not required.

Fire Protection As-built Acceptance Check and Filing

Upon completion of a construction project to which a fire prevention design has been applied, according to the requirements of relevant regulations on fire prevention, such project must go through an as-built acceptance check on fire prevention by, or filed with, the relevant housing and urban-rural development authority. For construction projects with more than 500 square meters, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety acceptance check on fire prevention with the relevant housing and urban-rural development authority at or above the county level where the venue is located. For the construction projects other than the conditions foregoing, the construction entity shall submit the filing for as-built inspection of the project to the relevant housing and urban-rural development authority. For a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 square meters, the fire protection as-built acceptance check or filing is not required.

Fire Safety Inspection

The Fire Prevention Law requires the employer or user entity shall apply to the fire and rescue department of the local people’s government at or above the county level for a fire safety inspection before a public gathering place is put into use or opens for business. The fire and rescue department shall examine the materials submitted by the applicant; and if the application materials are complete and of the statutory form, it shall grant a permit. Any construction illegally putting into use or operating a public gathering place without obtaining the permit of the fire safety inspection or without satisfying the fire safety requirements upon inspection shall be ordered to stop construction, stop use or stop production or business operation and be fined not less than RMB30,000 but not more than RMB300,000.

Regulations on commercial franchising

Pursuant to the Regulations on the Administration of Commercial Franchising, or the Franchising Regulations, which took effect on May 1, 2007, commercial franchising refers to the business activities where a franchisor, being an enterprise possessing registered trademarks, corporate logos, patents, proprietary technology or other business resources, licenses its business resources to the franchisees, being other business operators, through contracts, and the franchisees carry out business operation under the uniform business model and pay franchising fees to the franchisor pursuant to the contracts. The Franchising Regulations set forth a number of prerequisite requirements for the franchisors, including the possession of a mature business model, the capability to provide business guidance, technical support and business training to the franchisees, and the ownership of at least two director stores all of which shall have been in operation for at least one year in China. The Franchising Regulations also set forth a number of requirements governing the franchise agreements, for example, the franchisors and franchisees are required to enter into franchising agreements containing certain required terms, and the franchise term thereunder shall not be less than three years unless agreed by the franchisee.

Pursuant to the Administrative Measures on the Filing of the Commercial Franchise, which took effect on February 1, 2012, and the Franchising Regulations, within 15 days after executing the first franchise agreement, the franchisors shall file with the MOFCOM or its local counterparts for record, and if there occurs any change to the franchisee network and franchisee stores throughout China, the franchisor shall file such change to MOFCOM for the record within 30 days after the occurrence of the change. Furthermore, within the first quarter of each year, the franchisors shall report the execution, renewal, termination and revocation of the franchise agreements occurred in the last year to MOFCOM or its local counterparts. Any failure to comply with the aforementioned requirement may result in being ordered to stop the illegal business operations by the competent department, confiscation of the illegal proceeds and fines ranging from RMB 100,000 to RMB 500,000.

Furthermore, the franchisors are required to implement information disclosure system. The Administrative Measures on the Information Disclosure of Commercial Franchising, which took effect on April 1, 2012, provides a list of information that the franchisors shall disclose to the franchisees in writing at least 30 days before execution of the franchising agreements, and if there is any material change to the disclosed information, the franchisor shall notify the franchisees in a timely manner.

Regulations Relating to Customer Rights Protection

The PRC Customer Rights and Interests Protection Law, or Customer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the customers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide customers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Customer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of customers.

Regulations on Foreign Investment

MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective on July 23, 2020. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services, or the VATS, provider may not exceed 50%. Moreover, for a foreign investor contemplating to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas.

In June 2015, MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in an operator that “conducts e-commerce” business. However, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply, and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate our VATS business in China.

Draft Foreign Investment Law (2015)

In January 2015, MOFCOM published a draft Foreign Investment Law (2015) for public comment. According to the draft Foreign Investment Law (2015), foreign investments in the restricted industries must apply for approval from the foreign investment administration authority, whereas foreign investments in business sectors outside of the “negative list” will only be subject to filing procedures.

MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese controlled” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law (2015) is “de facto control,” which is broadly defined and emphasizes substance over form in determining whether an entity is “Chinese controlled” or foreign controlled. “De facto control” can be established if a person has the power to exert decisive influence on an entity, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. The draft Foreign Investment Law (2015) specifically provides that entities established in China but “controlled” by foreign investors, such as via contracts or trusts, will be treated as FIEs, whereas an investment in China in the foreign investment-restricted industries by a foreign investor may nonetheless apply for treatment as a PRC domestic investment if the foreign investor is determined to be “controlled” by PRC entities and/or citizens. According to the draft Foreign Investment Law (2015), VIEs would also be deemed to be FIEs, if they are ultimately “controlled” by foreign investors, and be subject to the restrictions on foreign investments.

Foreign Investment Law and the Implementation Regulations

In December 2018, the Standing Committee of the National People’s Congress of PRC published the Draft Foreign Investment Law (2018) for public comments. On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC (“the Foreign Investment Law”). Upon taking effect on January 1, 2020, the Foreign Investment Law has replaced the Law of the People’s Republic of China on Chinese-foreign Equity Joint Ventures, the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, and the Law of the People’s Republic of China on Chinese-foreign Cooperative Joint Ventures to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law mainly focuses on the foreign investment promotion, foreign investment protection and foreign investment management.

The Foreign Investment Law defines “foreign investment” as any investment activity directly or indirectly carried out in the PRC by one or more foreign natural persons, enterprises or other organizations (“Foreign Investor(s)”), and specifically stipulates four forms of investment activities as foreign investments, namely, (i) establishment of a foreign-invested enterprise in the PRC by a Foreign Investor, either individually or collectively with any other investor; (ii) obtaining shares, equities, property shares or any other similar rights or interests of an enterprise in the PRC by a Foreign Investor; (iii) investment in any new construction project in the PRC by a Foreign Investor, either individually or collectively with any other investor; and (iv) investment in any other manners stipulated under laws, administrative regulations or provisions prescribed by the State Council.

Compared with the draft Foreign Investment Law (2015), the Foreign Investment Law does not mention concepts such as “de facto control” and “controlling PRC companies by contracts or trusts”, nor did it specify the regulation requirements on controlling through contractual arrangements.

In order to ensure the effective implementation of the Foreign Investment Law, the Ministry of Justice, the Ministry of Commerce, the National Development and Reform Commission and other departments, have jointly studied and drafted the regulations for the implementation of the Foreign Investment Law. On November 1, 2019, the Ministry of Justice published the Implementation Regulations of Foreign Investment Law (Draft for Comments). On December 12, 2019, the State Council promulgated the Implementation Regulations of Foreign Investment Law, or the Implementation Regulations, which has simultaneously come into force with the Foreign Investment Law from January 1, 2020. The Implementation Regulations provides specific operation rules for the principles of investment protection, investment promotion and investment management in the Foreign Investment Law.

Regulations Relating to Value-Added Telecommunication Services

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by the PRC State Council on September 25, 2000 and most recently amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from VATS. VATS are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003, December 2015 and June 2019 the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.

The Administrative Measures on Telecommunications Business Operating Licenses, issued on March 1, 2009 and most recently amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, most recently amended on January 8, 2011. Under the Internet Measures, commercial internet content-related services operators shall obtain a VATS License for internet content provision business, or the ICP License, from the relevant government authorities before engaging in any commercial internet content-related services operations within China.

Our VIE holds a valid ICP License.

Regulation on Information Security

The Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests; incite subversion of state power; overthrow the socialist system; incite secession, undermining national unity, terrorism and extremism promotion, ethnic hatred and discrimination; spread violence and disseminate pornographic information, fabricating and spreading false information that disturbs economic and social order; or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and customer information.

Regulation on Internet Privacy

Pursuant to the Administrative Provisions on Mobile Internet Applications Information Services, effective on August 1, 2016, owners or operators of mobile applications that provide information services are required to be responsible for information security management; establish and improve the protective mechanism for user information; observe the principles of legality, rightfulness and necessity; and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which clarifies several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information,” “provision” and “unlawful acquisition of citizens’ personal information.” Also, it specifies the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

To comply with these laws and regulations, we have required our customers to consent to our collecting and using their personal information, and established information security systems to protect customers’ privacy.

Regulations on E-Commerce

The Standing Committee of the National People’s Congress of PRC enacted the PRC E-Commerce Law on August 31, 2018, which became effective on January 1, 2019. Under the PRC E-Commerce Law, e-commerce refers to operating activities of selling goods or providing services through the internet or other information networks. The PRC E-Commerce Law generally applies to: (i) platform operators, which refer to legal persons or unincorporated organizations that provide network places of business, transaction matching, information release and other services to enable the transaction parties to carry out independent transaction activities; (ii) operators on the platform, which refer to e-commerce operators that sell goods or provide services to customers through e-commerce platforms; and (iii) other e-commerce operators that sell goods or provide services through self-established websites or other network services. The PRC E-commerce Law also provides rules in relation to e-commerce contracts, dispute settlements, e-commerce development as well as legal liabilities involved in e-commerce.

Regulations on Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013 SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or Overseas SPV, that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Notice 13, which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulations Relating to Dividend Distributions

Before the Foreign Investment Law came into effect on January 1, 2020, the principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the PRC Wholly Foreign-Owned Enterprise Law issued in April 1986 and most recently amended in September 2016, and the PRC Implementation Regulations on the Wholly Foreign-Owned Enterprise Law issued in December 1990 and most recently amended in February 2014. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

On January 1, 2020, the Foreign Investment Law and the Implementation Regulations came into effect, which repealed the PRC Wholly Foreign-Owned Enterprise Law and the Implementation Regulations on the Wholly Foreign-Owned Enterprise Law.

Pursuant to the Foreign Investment Law, the corporate governance matters, including the distribution of dividends, shall be governed by the Company Law of the PRC, the Partnership Law of the PRC, or other laws of the PRC. Pursuant to the Company Law of the PRC, issued on December 29, 1993 and most recently amended on October 26, 2018, a company is required to set aside 10% of its after-tax profit of the current year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. If the reserve funds is insufficient to make up the company’s losses of the previous year, the after tax profit of the current year shall first be used for making up the losses before being set aside to reserve funds. After the losses have been made up and common reserves have been drawn, the remaining profits shall be distributed to shareholders.

According to the Foreign Investment Law and the Implementation Regulations, the foreign invested enterprises established before January 1, 2020 may elect to maintain their current corporate governance rules, including the dividend distribution policy, adopted under the Wholly Foreign-Owned Enterprise Law, within five years after January 1, 2020.

Regulations Relating to Stock Incentive Plans

According to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued by the SAFE in February 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of overseas publicly listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sale of proceeds for the participants of share incentive plans.

Failure to complete the SAFE registrations for our employee incentive plans after our listing may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us.

Regulations Relating to Overseas Listings

In August 2006, six PRC regulatory authorities, including the China Securities Regulatory Commission, or the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange.

Our PRC legal counsel, King & Wood Mallesons, has advised us that, based on its understanding of the current PRC laws and regulations, should we seek to list and trade our ADSs on the NASDAQ Global Select Market or other overseas stock exchange, we will not be required to submit an application to the CSRC for the approval of the listing and trading of the ADSs on the NASDAQ Global Select Market. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

Regulations on Labor

Labor Contract Law

As of January 1, 2008 and as amended on December 28, 2012, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers under the Labor Contract Law of the PRC, or the Labor Contract Law. Enterprises and institutions are forbidden to force the laborers to work beyond the time limit and the employers shall pay laborers overtime working compensation in accordance with national regulations. In addition, the labor wages shall not be lower than local standards on minimum wages and shall be paid to the laborers timely. According to the Labor Law of the PRC effective as of January 1, 1995, and as amended on December 29, 2018, enterprises and institutions shall establish and perfect their systems of work place safety and sanitation, strictly abide by state rules and standards on work place safety and sanitation, educate laborers of work place safety and sanitation. Work place safety and sanitation facilities shall comply with state-fixed standards.

Regulations on Social Insurance and Housing Fund

According to the Social Insurance Law of the PRC effective as of July 1, 2011, and as amended on December 29, 2018, the Regulations on Occupational Injury Insurance effective as of January 1, 2004 and as amended on December 20, 2010, the Interim Measures Concerning the Maternity Insurance for Enterprise Employees effective as of January 1, 1995, the Interim Regulations Concerning the Levy of Social Insurance effective as of January 22, 1999 and amended on March 24, 2019 and the Regulations Concerning the Administration of Housing Fund effective as of April 3, 1999 and last amended on March 24, 2019, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans.

Regulations on Labor Dispatch

The Interim Provisions on Labor Dispatch was promulgated by the Ministry of Human Resources and Social Security and became effective on March 1, 2014. The Interim Provisions on Labor Dispatch sets forth that labor dispatch should only be applicable to temporary, auxiliary or substitute positions, or the Three-Nature Requirements. Temporary positions shall mean positions subsisting for no more than six months, auxiliary positions shall mean positions of non-major business that serve positions of major businesses, and substitute positions shall mean positions that can be held by substitute employees for a certain period of time during which the employees who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons.

Regulations on Property Leasing

Under the Administrative Measures on the Lease of Commodity Housing issued by Ministry of Housing and Urban-Rural Development on December 1, 2010, the parties to a lease agreement shall go through the lease registration and filing process with the competent construction (real estate) departments of the municipalities directly under the PRC Government, cities and counties where the housing is located within 30 days after the lease agreement is signed. For those who fail to comply with the above regulations, such competent departments may impose a fine of between RMB1,000 and RMB10,000 per lease. Under the Civil Code of the People’s Republic of China issued by the National People’s Congress on May 28, 2020 and effective on January 1, 2021, where the parties fail to perform the registration and filing procedures for the leasing contract in accordance with the laws and administrative regulations, the validity of the contract is not affected.

Regulations on Intellectual Property Rights

Copyright

Pursuant to the Copyright Law of the PRC, as most recently amended in November 2020, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Pursuant to the Computer Software Copyright Protection Regulations promulgated on December 20, 2001 and amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark

Pursuant to the Trademark Law of the PRC, as most recently amended on April 23, 2019, and became effective on November 1, 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon completion of the application procedure.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated in March 2007 and was most recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, the Ministry of Finance, or MOF, and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or the SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings and the purchase and sale of equity through public securities markets. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. The SAT Circular 37 superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-Added Tax

Pursuant to the Provisional Regulations on Value-added Tax of the PRC promulgated on December 13, 1993 and last amended on November 19, 2017 and its implementation rules, all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay value-added tax. Pursuant to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax (“Circular 36”), which was promulgated by the Ministry of Finance and the State Administration of Taxation on March 23, 2016, implemented on May 1, 2016, and recently amended on March 20, 2019, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner as of May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax. Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates promulgated on April 4, 2018 and come to effect on May 1, 2018, by Ministry of Finance and State Administration of Taxation, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17-percent and 11-percent tax rates are adjusted to be 16 percent and 10 percent respectively. Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform promulgated on March 20, 2019 by MOF, SAT and General Administration of Customs and effective on April 1, 2019, with respect to VAT taxable sales or imported goods of a VAT general taxpayer, where the VAT rate of 16 percent and 10 percent applies currently, it shall be adjusted to 13 percent and 9 percent, respectively.

4.C.         Organizational Structure

The following chart shows our corporate structure as of the date of this annual report, including our principal subsidiaries and our VIE.

(1)                                 The remaining 20% equity interest in Luckin Coffee Roasting (Tianjin) Co., Ltd. was held by Forever Growth Enterprise Ltd., one of our roasted coffee bean suppliers.

(2)                                 Ms. Jenny Zhiya Qian and Mr. Min Chen are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively. Both of Ms. Qian and Mr. Chen were terminated based on the Internal Investigation and have since ceased to be involved in the management of the Company. We are in the process of replacing the nominal shareholders and otherwise optimizing our VIE structure.

(3)                                 As of the date of this annual report, Luckin China has 96 direct and indirect wholly-owned subsidiaries.

(4)                                 As of the date of this annual report, Luckin Investment (Tianjin) Co., Ltd has one direct wholly-owned subsidiary.

Contractual Arrangements with the VIE and its Shareholders

We established our VIE to hold certain foreign restricted licenses and permits which we may need in the future, such as the ICP license. Our VIE does not currently generate any net revenue. We exercise effective control over our VIE through contractual arrangements among the Beijing WFOE, our VIE and its shareholders.

The contractual arrangements allow us to:

•                  exercise effective control over our VIE;

•                  receive substantially all of the economic benefits of our VIE; and

•                  have an exclusive option to purchase all or part of the equity interest in and/or assets of our VIE when and to the extent permitted by laws.

As a result of these contractual arrangements, we are the primary beneficiary of the VIE and, therefore, have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of King & Wood Mallesons:

•                  the ownership structure of the VIE is not in violation of applicable PRC laws and regulations currently in effect; and

•                  the contractual arrangements among the Beijing WFOE, the VIE and the shareholders of the VIE, governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

The following is a summary of the contractual arrangements by and among the Beijing WFOE, the VIE and the shareholders of the VIE and their spouses, as applicable.

Agreements that Provide Us with Effective Control over the VIE

Proxy Agreement and Power of Attorney.  Pursuant to the Proxy Agreement and Power of Attorney among Beijing WFOE, the VIE and shareholders of the VIE, these shareholders irrevocably authorize Beijing WFOE or any person(s) designated by Beijing WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the VIE, including, but not limited to, the right to call and attend shareholders’ meetings, execute and deliver any and all written resolutions and meeting minutes as a shareholder, vote by itself or by proxy on any matters discussed on shareholders’ meetings, sell, transfer, pledge or dispose of any or all of the shares, nominate, appoint or remove the directors, supervisors and senior management, and other shareholders rights conferred by the articles of association of the VIE and the relevant laws and regulations. This agreement will remain in force as long as the VIE exists. The shareholders shall not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact without the prior written consent of the Beijing WFOE.

Confirmation and Guarantee Letters.  Each shareholder of the VIE has signed a Confirmation and Guarantee Letter. Under the Confirmation and Guarantee Letters, each of the shareholders of the VIE confirmed, represented and guaranteed that in no circumstances will their ability to exercise their rights in the VIE be affected or any act that may affect or hinder the fulfillment of their obligations under the contractual agreements be carried out by any other person that may be entitled to assume rights and interests in their equity rights in the VIE. Each of the shareholders of the VIE further confirmed that they will unwind the contractual agreements and transfer all of the shares of the VIE to Beijing WFOE or any party designated by Beijing WFOE as soon as the applicable laws of the PRC allow Beijing WFOE to operate the business operated by the VIE without the contractual agreements, and will return any consideration received through this to Beijing WFOE or any party designated by Beijing WFOE. Each of the shareholders of the VIE undertook that unless otherwise agreed by the Beijing WFOE in written form, they will not engage in, own or acquire any business that competes or might compete with the business of the VIE or its affiliated companies, will not give rise to conflict of interest between themselves and Beijing WFOE and will take any action as instructed by Beijing WFOE to eliminate the conflict once such conflict arises.

Spousal Consent Letter.  The spouse of Mr. Min Chen has signed a spousal consent letter. Under the spousal consent letter, the spouse unconditionally and irrevocably waives any rights or entitlements whatsoever to such shares that may be granted to her pursuant to applicable laws and undertakes not to make any assertion of rights to such shares. The spouse agrees and undertakes that she will take all necessary actions to ensure the proper performance of the contractual arrangements, and will be bound by the contractual arrangements in case she obtains any equity of the VIE due to any reason.

Share Pledge Agreement.  Pursuant to the Share Pledge Agreement among Beijing WFOE and the shareholders of the VIE, the shareholders of the VIE have pledged 100% equity interest in the VIE to Beijing WFOE to guarantee the performance by the VIE and its shareholders of their obligations under the Master Exclusive Service Agreement, Business Cooperation Agreement, Exclusive Option Agreement and agreements to be executed among Beijing WFOE, the VIE and the shareholders from time to time. If the VIE or its shareholders breach their contractual obligations under these agreements, Beijing WFOE, as pledgee, will have the right to dispose of the pledged shares entirely or partially. The shareholders of the VIE also agreed, without Beijing WFOE’s prior written consent, not to transfer the pledged shares, establish or permit the existence of any security interest or other encumbrance on the pledged shares, or dispose of the pledged shares by any other means, except by the performance of the Exclusive Option Agreement. We have completed the registration of the pledge of equity interests in the VIE with the relevant office of Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Agreements that Allow Us to Receive Economic Benefits from the VIE

Master Exclusive Service Agreement.  Pursuant to the Master Exclusive Service Agreement between Beijing WFOE and the VIE, Beijing WFOE or its designated entities affiliated has the exclusive right to provide the VIE with technical support and business support services in return for fees equal to 100% of the consolidated net profits of the VIE. Without Beijing WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. Beijing WFOE has the right to determine the service fee charged to the VIE under this agreement by considering, among other things, the complexity of the services, the time spent by employees of the Beijing WFOE to provide the services, contents and commercial value of the service provided, as well as the benchmark price of similar services in the market. Beijing WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

Business Cooperation Agreement.  Pursuant to the Business Cooperation Agreement among Beijing WFOE, the VIE and the shareholders of the VIE, the VIE and the shareholders of the VIE agreed and covenanted that, without obtaining Beijing WFOE’s written consent, the VIE shall not, and the shareholders shall cause the VIE not to, engage in any transaction which may materially affect its asset, obligation, right or operation, including but not limited to any activities not within its normal business scope, or operating its business in a way that is inconsistent with its past practice, merger, reorganization, acquisition or restructuring of its principal business or assets, or acquisition or investment in any other form, in favor of a third party, selling to or acquiring any tangible or intangible asset other than in the ordinary course of business, incurrence of any encumbrance on any of its assets, or amendment to its articles of association. The VIE shall accept, and the shareholders shall cause the VIE to accept, suggestions raised by Beijing WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of the VIE. The shareholders of the VIE shall only appoint persons designated by Beijing WFOE to be the directors of the VIE. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

Agreements that Provide Us with the Option to Purchase the Equity Interests in the VIE

Exclusive Option Agreement.  Pursuant to the Exclusive Option Agreement among Beijing WFOE, the VIE and its shareholders, the shareholders of the VIE irrevocably granted Beijing WFOE or any third party designated by Beijing WFOE an exclusive option to purchase all or part of their equity interests in the VIE at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither allow the encumbrance of any security interest in the VIE, except for the pledge placed pursuant to the Share Pledge Agreement, nor transfer, mortgage or otherwise dispose of their legal or beneficial interests in the VIE without the prior written consent of Beijing WFOE, and will cause the shareholders’ meeting and/or the board of directors and/or the executive directors of the VIE not to approve such proposal. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the equity interest in the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

4.D.         Property, Plant and Equipment

Our principal executive office is located in Xiamen, China with an aggregate area of approximately 59,237.6 square meters.

We lease all of our self-operated store premises and some of our office space. For more information on our stores, see “—4.B. Business Overview—Our Store Network.”

We own one parcel of site area of approximately 45,000 square meters in Pingnan, Fujian, China. Its land use right has been granted with the expiry date on June 20, 2069. In addition, we have obtained the land use right certificate of one parcel of site area of approximately 35,342.6 square meters in Tongan, Xiamen  in 2019 which has been returned to Xiamen government in March 2021. We have also obtained the land use right certificate of one parcel of site area of approximately 35,243.9 square meters in Tianjin, China, and we are under discussions with the Tianjin government to return the parcel. And we are in the process of obtaining the real property ownership certificate of buildings with a total construction area of approximately 59,237.6 square meters in Xiamen, China. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.”

ITEM 4A.             UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3.D. Risk Factors” and elsewhere in this annual report.

5.A.         Operating Results

Financial Restatement

Our consolidated financial information related to the three months ended June 30, 2019, and the three months ended September 30, 2019 have been restated, as described in the Company’s 6-K/A filed with the Securities and Exchange Commission on June 30, 2021.

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors in China, including:

•                  China’s overall economic growth, level of urbanization and level of per capita disposable income;

•                  Growth in consumer expenditure, especially the expenditure on food and beverage;

•                  Consumers’ demand for coffee and tea, especially for freshly brewed coffee and tea drinks; and

•                  Increasing usage of mobile internet and increasing adoption of mobile payment.

Unfavorable changes in any of these general factors could materially and adversely affect our business and results of operations.

Specific Factors Affecting Our Results of Operations

Our ability to attract and engage customers

Our revenue growth is mainly driven by our ability to attract new customers and actively engage existing customers. Driven by technology, our new retail model is built upon our mobile apps and store network, which allows us to stay close to our customers and engage them anytime, anywhere. We leverage big data analytics and AI to analyze our customer behavior and transaction data, which enables us to attract new customers and retain and engage existing customers to increase repurchases. As of December 31, 2019, we had over 40 million cumulative transacting customers. As of May 31, 2021, we had 3,949 self-operated stores, 1,175 partnership stores and 556 Luckin Coffee EXPRESS machines in China and had over 73 million cumulative transacting customers.

Increase product offerings and cross-sell

While focusing on providing high-quality coffee items, we have also enriched our product offerings by introducing a selective number of new products, such as tea drinks, to meet our target customers’ daily needs. We will continue to accumulate data insights on customer behavior to introduce new products. We believe that selectively diversifying our product offerings will increase customer repurchases and revenue per customer. For the three months ended December 31, 2019, we sold more than 101 million coffee, tea and other product items, among which, 27.5% were non-coffee products.

The optimization of our sales network

Our store network affects our business and revenue growth. We started our business in October 2017 and currently, we believe we are one of the largest coffee networks in China, in terms of number of stores. The following table sets out the total number of our self-operated stores and their movement since our inception and as of December 31, 2019.

	For the three months ended,
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Number of self-operated stores at the beginning of the period	0	9	290	624	1,189	2,073	2,370	2,963	3,680
Number of self-operated stores at the end of the period	9	290	624	1,189	2,073	2,370	2,963	3,680	4,507
Net increase in the number of self-operated stores	9	281	334	565	884	297	593	717	827

In September 2019, we launched our retail partnership model initiative, and opened the first partnership store in October 2019. Under this model, we will cooperate with selective retail partners to own and manage stores. This model will complement our self-operated store network and enable us to penetrate new markets more efficiently.

To improve profitability, we have conducted store performance reviews and upgraded our store opening criteria. In 2020, we opened certain new stores in areas with strong growth potential, while closing certain existing stores with relatively lower performance levels. As of May 31, 2021, we had 3,949 self-operated stores and 1,175 partnership stores.

Our scale, supported by technology, enables us to gain more bargaining power over our suppliers and lower our operating cost as a percentage of our revenue. Our expanding presence in the market will also enhance our brand image, which we believe will further reduce our customer acquisition costs. We believe that our new retail model can help create a virtuous cycle which reinforces our leadership position.

Effective selling prices of our products

We have adopted a market-oriented pricing model where we take into account a number of factors, including cost of materials and market demand for our products, as well as our customers’ preferences. To achieve effective pricing, we leverage our deep understanding of the coffee market in China and our capabilities in data analytics to learn the market dynamics and discover patterns of customer behavior. We implement incentive programs in the form of coupons and discount vouchers. The effective selling prices of our products represent our retail prices after applying such discounts. Our future profitability will be affected by our ability to properly manage the effective selling prices of our products.

Efficient store operations

We pursue and achieve store operational efficiency by leveraging technology. With our strong data analytics capabilities and smart supply chain management system, we are able to analyze sales and inventory status for each store on a real-time basis and efficiently replenish inventory. Big data analytics also help us manage our overall workforce and enable us to maintain efficient storefront operations.

Our technology-driven new retail business model significantly improves our operational efficiency. We measure our store performance with store level operating profit (loss), which is calculated by deducting cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees, rental deposit of closed stores and rental expense for pre-opening stores from our self-operated store revenue. We have changed the way we calculate our store level operating profit (loss) to include all relevant store expenses at the store level (excluding SG&A expenses and delivery expenses) to align this metric with our internal KPIs. Our store level operating loss accounted for 3,335.0%, 90.1% and 38.0% of our self-operated store revenue for the period from June 16, 2017 (date of inception) through December 31, 2017 and the years ended December 31, 2018 and 2019, respectively. In the long run, we expect our store level operating costs, including cost of materials, store rental and other operating costs and depreciation expenses, will continue to decrease as a percentage of our self-operated store revenue.

Seasonality

We experience seasonality in our business, primarily as a result of orders fluctuations in holiday seasons. For example, we generally experience fewer purchase orders during Chinese New Year holidays which fall between late January and late February. The decrease of sales during the holiday seasons is a typical pattern in the coffee market. For risks related to the seasonality of our business, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to seasonal fluctuations and unexpected interruptions.”

Key Operating Data

The following table presents our key operating data for the periods indicated:

	For the three months ended or as of
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019 (Restated)	September 30, 2019 (Restated)	December 31, 2019
Total self-operated stores	9	290	624	1,189	2,073	2,370	2,963	3,680	4,507
Pick-up stores	4	83	356	903	1,811	2,163	2,741	3,433	4,239
Relax stores	5	15	22	45	86	109	123	138	142
Delivery kitchens	0	192	246	241	176	98	99	109	126
Total partnership stores	—	—	—	—	—	—	—	—	282
Cumulative number of transacting customers (in thousands)(1)	11.1	485.0	2,917.8	5,984.3	12,529.5	16,872.3	22,777.7	30,725.6	40,608.9
Average monthly transacting customers (in thousands)(2)	4.0	179.5	1,207.6	1,877.4	4,325.9	4,402.0	6,069.0	8,879.9	11,588.1
Average monthly total items sold in self-operated stores and unmanned coffee machines (in thousands)(3)	8.6	487.5	4,001.0	7,760.3	17,645.2	16,275.8	20,971.6	26,238.7	33,273.4
Freshly brewed drinks	8.0	451.7	3,743.7	6,220.4	13,418.8	13,077.2	16,968.5	22,837.2	30,028.7
Other products	0.5	35.8	257.3	1,539.9	4,226.4	3,198.6	4,003.1	3,401.5	3,244.7
Average monthly total items sold in parternership stores (in thousands)(4)	—	—	—	—	—	—	—	—	594.7

(1)                                 The total number of transacting customers since our inception.

(2)                                 Average monthly transacting customers of the three months during the quarter.

(3)                                 Average monthly total items sold is calculated by dividing the total number of items sold in self-operated stores and unmanned coffee machines during the quarter by three.

(4)                                 Average monthly total items sold is calculated by dividing the total number of items sold in partnership stores during the quarter by three.

Key Components of Results of Operations

Net Revenues

The following table sets forth a breakdown of our net revenues for the periods indicated:

	Period from the inception date to December 31,		For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	250	100.0%	840,695	100.0%	3,009,590	432,301	99.5%
Freshly brewed drinks	215	86.0%	649,609	77.3%	2,423,638	348,134	80.2%
Other products	25	10.0%	135,642	16.1%	409,868	58,874	13.5%
Others	10	4.0%	55,444	6.6%	176,084	25,293	5.8%
Revenues from partnership stores	—	0.0%	—	0.0%	15,344	2,204	0.5%
Total net revenues	250	100.0%	840,695	100.0%	3,024,934	434,505	100.0%

Revenues from product sales. Revenues from product sales including: (i) revenues from freshly brewed drinks; we offer an array of freshly brewed drinks, including freshly brewed coffee and non-coffee drinks, such as tea; net revenues from sales of freshly brewed drinks are recognized upon delivery to customers, net of VAT, surcharges and discounts, if any; (ii) revenue from other products; other products mainly consist of food and beverage items, such as light meals, and various creative merchandise, including cups, tote bags and other consumer goods; and (iii) revenue from others; our other revenues mainly include delivery fees paid by our customers.

Revenues from partnership stores. Revenues from partnership stores consist of sales of materials, profit sharing paid by partners for the right to use brand name of Luckin Coffee or Luckin Tea, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, among others.

Operating Expenses

The following table sets forth a breakdown of our total operating expenses for the periods indicated:

	Period from the inception date to December 31,		For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Cost of materials	789	1.4%	532,217	21.8%	1,623,324	233,176	26.0%
Store rental and other operating costs	1,559	2.8%	576,244	23.6%	1,597,125	229,413	25.6%
Depreciation and amortization expenses	917	1.6%	106,690	4.4%	411,883	59,163	6.6%
Sales and marketing expenses	25,464	45.1%	746,018	30.6%	1,251,506	179,768	20.1%
General and administrative expenses	22,005	39.0%	379,738	15.6%	1,072,339	154,032	17.2%
Store preopening and other expenses	5,723	10.1%	97,794	4.0%	71,623	10,288	1.1%
Impairment loss of long-lived assets	—	0.0%	—	0.0%	209,249	30,057	3.4%
Total operating expenses	56,457	100.0%	2,438,701	100.0%	6,237,049	895,897	100.0%

Cost of materials. Cost of materials consists primarily of raw material costs, costs for low value consumables, storage fees, and logistic expenses for deliveries from warehouses to stores.

Store rental and other operating costs. Our store rental and other operating costs consist primarily of lease payments to lessors of our opened stores, payroll costs for our storefront employees, and utility expenses, among other operating expenses.

Depreciation expenses. Depreciation expenses consist primarily of depreciation charges for our machines and equipment and depreciation expenses for leasehold improvements.

Sales and marketing expenses. Sales and marketing expenses consist primarily of advertising expenses, cost of free products we offer to customers as part of our marketing initiative to attract new customers, delivery expenses as well as payroll expenses for sales and marketing employees.

General and administrative expenses. General and administrative expenses consist primarily of payroll and other employee benefits for our administrative employees, share-based compensation for key management, research and development expenses, rental expenses for our office buildings and other office expenses.

Store preopening and other expenses. Before opening new stores, it usually takes us some time to decorate the new stores and make preparation for store opening. Store preopening expenses primarily include rental costs incurred before opening of new stores. Other expenses mainly include lease exit costs.

Impairment loss of long-lived assets. Impairment loss of long-lived assets consist primarily of impairment loss of our long-lived assets whose fair value is less than the carrying amount. It consisted of the impairment loss in connection with Luckin Coffee EXPRESS, self-operating stores, and the land used rights and related prepayment for construction in Tongan, Fujian province and Tianjin.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Our subsidiary incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, it is not subject to income or capital gains tax under the current laws of the British Virgin Islands. The British Virgin Islands do not impose a withholding tax on dividends.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax. Under the two-tiered profits tax rates regime, the first 2.0 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2.0 million will be taxed at 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

PRC

Our subsidiaries incorporated in China and our VIE are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. From January 1, 2019 to December 31, 2021, the first RMB1.0 million of assessable profit before tax are subject to the preferential income tax rate of 20% followed by a 75% exemption for subsidiaries qualify as “Small Profit Enterprises,” while the remaining assessable profit before tax under RMB3.0 million are subject to the tax rate of 20% followed by a 50% exemption. From January 1, 2021 to December 31, 2022, the first RMB1.0 million of assessable profit before tax are subject to the preferential income tax rate of 20% followed by a 87.5% exemption for subsidiaries qualify as “Small Profit Enterprises”, while the remaining assessable profit before tax under RMB3.0 million are subject to the tax rate of 20% followed by a 50% exemption. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our PRC subsidiaries are subject to value-added taxes, or VAT, at a rate of 6%, 10% and 16% before April 1, 2019 and since then 6%, 9% and 13% on our products and services, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation promulgated the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings and collect and retain supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends received from PRC subsidiaries if we satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider that the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.”

Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Period from the inception date to December 31,		For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues :
Revenues from product sales	250	100.0%	840,695	100.0%	3,009,590	432,301	99.5%
Freshly brewed drinks	215	86.0%	649,609	77.3%	2,423,638	348,134	80.2%
Other products	25	10.0%	135,642	16.1%	409,868	58,874	13.5%
Others	10	4.0%	55,444	6.6%	176,084	25,293	5.8%
Revenues from partnership stores	—	0.0%	—	0.0%	15,344	2,204	0.5%
Total net revenues	250	100.0%	840,695	100.0%	3,024,934	434,505	100.0%
Operating expenses:
Cost of materials	(789)	-315.6%	(532,217)	-63.3%	(1,623,324)	(233,176)	-53.7%
Store rental and other operating costs	(1,559)	-623.6%	(576,244)	-68.5%	(1,597,125)	(229,413)	-52.8%
Depreciation expenses	(917)	-366.8%	(106,690)	-12.7%	(411,883)	(59,163)	-13.6%
Sales and marketing expenses	(25,464)	-10,185.6%	(746,018)	-88.7%	(1,251,506)	(179,768)	-41.4%
General and administrative expenses	(22,005)	-8,802.0%	(379,738)	-45.2%	(1,072,339)	(154,032)	-35.4%
Store preopening and other expenses	(5,723)	-2,289.2%	(97,794)	-11.6%	(71,623)	(10,288)	-2.4%
Impairment loss of long-lived assets	—	0.0%	—	0.0%	(209,249)	(30,057)	-6.9%
Total operating expenses	(56,457)	-22,582.8%	(2,438,701)	-290.0%	(6,237,049)	(895,897)	-206.2%
Operating loss	(56,207)	-22,482.8%	(1,598,006)	-190.0%	(3,212,115)	(461,392)	-106.2%
Interest income	11	4.4%	8,915	1.1%	79,407	11,406	2.6%
Interest and financing expenses	—	0.0%	(16,121)	-1.9%	(31,629)	(4,543)	-1.0%
Foreign exchange (loss)/gain, net	(175)	-70.0%	13,113	1.6%	19,842	2,850	0.7%
Other expenses, net	—	0.0%	(7,777)	-0.9%	(6,303)	(905)	-0.2%
Change in the fair value of warrant liability	—	0.0%	(19,276)	-2.3%	(8,322)	(1,195)	-0.3%
Net loss before income taxes	(56,371)	-22,548.4%	(1,619,152)	-192.4%	(3,159,120)	(453,779)	-104.4%
Income tax expense	—	0.0%	—	0.0%	(1,387)	(199)	0.0%
Net loss	(56,371)	-22,548.4%	(1,619,152)	-192.4%	(3,160,507)	(453,978)	-104.4%
Add: accretion to redemption value of convertible redeemable preferred shares	—	0.0%	(1,571,182)	-186.9%	(552,036)	(79,295)	-18.2%
Add: deemed distribution to a certain holder of Series B convertible redeemable preferred shares	—	0.0%	—	0.0%	(2,127)	(306)	-0.1%
Less: Net income attributable to noncontrolling interests	—	0.0%	—	0.0%	(2,074)	(298)	0.1%
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(56,371)	-22,548.4%	(3,190,334)	-379.3%	(3,712,596)	(533,281)	-122.6%

Discussion of the Year Ended December 31, 2018 and the year Ended December 31, 2019

Net revenue

Our net revenues were RMB3,024.9 million (US$434.5 million) in 2019, increased by 259.8% from RMB840.7 million in 2018. The growth of our net revenues was primarily driven by the significant increase in the number of our transacting customers, effective selling prices and purchasing frequency per customer. As of December 31, 2019, we had over 40 million transacting customers and 4,507 self-operated stores in China, and in the fourth quarter of 2019, our average monthly total items sold was approximately 33.3 million.

Revenues from product sales

Our revenues from product sales were RMB3,009.6 million (US$432.3 million) in 2019, increased by 258.0% from RMB840.7 million in 2018. Our revenues from product sales consists of revenues from freshly brewed drinks, revenues from other products and revenues from others and the growth of each component is as follows.

(i) Revenues from freshly brewed drinks.

Our net revenues from freshly brewed drinks were RMB2,423.6 million (US$348.1 million) in 2019, increased by 273.1% from RMB649.6 million in 2018. The growth of our freshly brewed drinks revenue was primarily driven by the significant increase in the number of our freshly brewed drinks sold; and

(ii) Revenues from other products

Our net revenues from other products were RMB409.9 million (US$58.9 million) in 2019, increased by 202.2% from RMB135.6 million in 2018. The increase in other product revenue was primarily driven by the significant increase in the number of other products sold and newly launched product offering in varieties of beverage items, light meals, snacks, and creative merchandise, including cups, tote bags and other consumer goods.

(iii) Revenues from others

Our other revenue was RMB176.1 million (US$25.3 million) in 2019, increased by 217.6% from RMB55.4 million in 2018. The growth of our other revenue was in line with the increase of delivery orders. Meanwhile, the decrease in proportion of other revenue in 2019 was primarily due to the decrease in delivery orders as a percentage of total orders in the second half of 2019, which primarily resulted from the increased density of our pick-up stores.

Revenues from partnership stores

Our revenue for partnership stores was RMB15.3 million (US$2.2 million) in 2019, compared to nil in 2018, since we launched our retail partnership model in September 2019.

Operating expenses

Our operating expenses were RMB6,237.0 million (US$895.9 million) in 2019, compared to RMB2,438.7 million in 2018. The growth of our operating expenses was in line with our business expansion. Meanwhile, our operating expenses as a percentage of our net revenues decreased from 290.0% in 2018 to 206.2% in 2019, mainly driven by the increased economies of scale and our technology driven operations.

Cost of materials

The following table sets forth the components of our costs of materials by amounts and percentages of total costs of materials for the periods indicated.

	For the year ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of raw materials	411,966	77.3%	1,373,555	197,299	84.5%
Freshly brewed drinks	290,824	54.6%	1,074,493	154,341	66.1%
Other products	121,142	22.7%	299,062	42,958	18.4%
Low value consumables	42,382	8.0%	51,335	7,374	3.2%
Storage fees	32,775	6.2%	82,173	11,803	5.1%
Logistic expenses	45,094	8.5%	116,261	16,700	7.2%
Total	532,217	100.0%	1,623,324	233,176	100.0%

Our cost of materials was RMB1,623.3 million (US$233.2 million) in 2019, compared to RMB532.2 million in 2018. The increase in the cost of materials was in line with the increase in the number of products sold.

Store rental and other operating costs

The following table sets forth the components of our store rental and other operating costs by amounts and percentages of total store rental and other operating costs for the periods indicated.

	For the year ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Store rental	135,983	23.6%	525,650	75,505	32.9%
Payroll	378,733	65.7%	913,675	131,241	57.2%
Utilities and other store operating costs	61,528	10.7%	157,800	22,667	9.9%
Total	576,244	100.0%	1,597,125	229,413	100.0%

Our store rental and other operating costs were RMB1,597.1 million (US$229.4 million) in 2019, compared to RMB576.2 million in 2018. The increased store rental and other operating costs in 2019 were primarily attributable to the increased number of stores we operated and our headcount.

Depreciation expenses

The following table sets forth the components of our depreciation expenses by amounts and percentages of total depreciation expenses for the periods indicated.

	For the year ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Depreciation of equipment	33,822	31.7%	131,736	18,923	32.0%
Depreciation of leasehold improvements and others	72,868	68.3%	280,147	40,240	68.0%
Total	106,690	100.0%	411,883	59,163	100.0%

Our depreciation expenses were RMB411.9 million (US$59.2 million) in 2019, compared to RMB106.7 million in 2018. The increase of the depreciation expenses in 2019 was primarily attributable to the increased depreciation of leasehold improvements, and the increase in the purchase of equipment for operation due to the increased number of our self-operated stores.

Sales and marketing expenses

The following table sets forth the components of our sales and marketing expenses by amounts and percentages of total sales and marketing expenses for the periods indicated.

	For the year ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Advertising expenses	362,142	48.5%	586,774	84,285	46.9%
Free product promotion expenses	130,567	17.5%	206,723	29,694	16.5%
Delivery expenses	242,193	32.5%	438,914	63,046	35.1%
Others	11,116	1.5%	19,095	2,743	1.5%
Total	746,018	100.0%	1,251,506	179,768	100.0%

Our sales and marketing expenses were RMB1,251.5 million (US$179.8 million) in 2019, compared to RMB746.0 million in 2018. The increase of sales and marketing expense was mainly driven by the increased expenses associated with newly launched market initiatives, expenses incurred when we enter into new cities and the expenses associated with the launch of Luckin Tea as an independent brand, the increased free product promotion expenses in line with the growth of new transacting customers, as well as the increased delivery expenses in line with the growth of delivery orders.

General and administrative expenses

Our general and administrative expenses were RMB1,072.3 million (US$154.0 million) in 2019, compared to RMB379.7 million in 2018. The increase in general and administrative expenses was mainly driven by our business expansion, increased research and development expenses, and newly issued share based compensation to our senior management in 2019.

Store preopening and other expenses

Our store preopening and other expenses were RMB71.6 million (US$10.3 million) in 2019, compared to RMB97.8 million in 2018. The decrease in store preopening and other expenses in 2019 was primarily due to the decreased rental costs incurred before opening as a result of site selection and improved efficiency of new store openings.

Impairment loss of long-lived assets

Our impairment loss of long-lived assets was RMB209.2 million (US$30.1 million) in 2019, compared to nil in 2018. The impairment loss of long-lived assets in 2019 consisted primarily of impairment on (i) the impairment loss amounted to RMB52.1 million (US$7.5 million) for the asset group related to Luckin Coffee EXPRESS, which is an unmanned machine that prepares a selection of freshly brewed drinks, (ii) the impairment loss amounted to RMB151.9 million (US$21.8 million) for the asset group related to underperforming or planned closed self-operating stores, and (iii) the impairment loss amounted RMB5.3 million (US$0.8 million) related to the cancellation of the constructing coffee bean roasting factories and return of the land use right to local government in Tongan city, Fujian province and Tianjin.

Interest income

Our interest income was RMB79.4 million (US$11.4 million) in 2019, compared to RMB8.9 million in 2018, which was primarily generated from our bank deposits and short-term investments.

Interest and financing expenses

Our interest and financing expenses were RMB31.6 million (US$4.5 million) in 2019 and RMB16.1 million in 2018. The interest and financing expenses in 2019 were primarily associated with our borrowings and capital lease. See “—5.F. Tabular Disclosure of Contractual Obligations.”

Foreign exchange gain, net

We recorded net foreign exchange gain of RMB19.8 million (US$2.9 million) in 2019, compared to net foreign exchange gain of RMB13.1 million in 2018. The change in net foreign exchange gain was primarily attributable to the transactions settled by foreign currency, namely the purchase of coffee machine, and the fluctuations in the exchange rates of our foreign currency deposits.

Other expenses, net

We recorded other expenses of RMB6.3 million (US$0.9 million) in 2019, compared to other expenses of RMB7.8 million in 2018.

Change in the fair value of warrant liability

We recorded a loss from change in the fair value of warrant liability of RMB8.3 million (US$1.2 million) in 2019 and RMB19.3 million in 2018. The change in the fair value of warrant liability was primarily in relation to the warrant we issued to TTCO Trust Corporation Limited (“TTCO”). See “—5.F. Tabular Disclosure of Contractual Obligations.”

Net loss

As a result of the foregoing, we recorded a net loss of RMB3,160.5 million (US$454.0 million) in 2019, compared to a net loss of RMB1,619.2 million in 2018.

Discussion of the Year Ended December 31, 2018 and the Period from June 16, 2017 (Inception Date) to December 31, 2017

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discussion of the Year Ended December 31, 2018 and the Period from June 16, 2017 (Inception Date) to December 31, 2017” beginning on page 91 of the Company’s prospectus filed with the Securities and Exchange Commission on January 9, 2020 pursuant to Rule 424(b)(4) under the Securities Act (Securities Act File No. 333-235836) incorporated by reference into this annual report.

Critical Accounting Policies

We are an emerging growth company as defined by JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of extended transition periods for complying with new or revised accounting standards. This allows us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We elected to take advantage of the extended transition periods.

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), to provide principles within a single framework for revenue recognition of transactions involving contracts with customers across all industries. The standard allows for either a full retrospective or modified retrospective transition method. Additional amendments were subsequently issued by the FASB to clarify the implementation guidance. We adopted ASC 606 on January 1, 2019, and applied the modified retrospective transition approach which did not have impact on the beginning retained earnings on January 1, 2019. Revenues for the prior periods were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. Our revenue recognition policies effective on the adoption date of ASC 606 are presented as below.

Revenues from product sales

Customers place orders and pay for freshly brewed drinks and other products (including pre-made food, beverage and merchandise items) mainly through our self-developed app, Weixin mini-program and Meituan platform with different options to pay through third-party payment channels. We recognize revenues at point in time when we satisfy performance obligations upon customers’ in-store pickup or the delivery of promised products to customers. Delivery service is provided if it is a delivery order. Delivery service is determined as an activity to fulfill our promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. Revenues represent the amount of consideration we are entitled to, including products settlement price and delivery fees charged to customers, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. There is no significant financing component or variable consideration in the transaction price. We reasonably estimate the possibility of return based on the historical experience, and there is no material return historically.

Revenue from product sales were RMB250,000, RMB840.7 million and RMB3,009.6 million (US$432.3 million) for the period from June 16, 2017 (date of inception) through December 31, 2017 and the years ended December 31, 2018 and 2019, respectively.

Revenues from partnership stores

We cooperate with our selective retail partners to operate the partnership stores they own. Under our retail partnership model, we sell materials such as coffee beans, milk, food and related products to partners and share simplified and standardized operation experience and provides use right of brand name and sales and supply chain management in exchange for a profit-sharing on retail sales. Partners are responsible for pre-opening capital investments and operating costs.

Revenues from partnership stores mainly consist of material sales to the partnership stores and profit-sharing revenue from the partnership stores for using the Luckin Coffee or Luckin Tea brand as well as integrated store operation solution.

For material sales, our performance obligation is to transfer required materials at fixed unit price to partners. We provide allowance for materials sales as consideration payable to partners when the products sold in partnership stores to customers at lower price than the cost of materials with certain markup to comply with our promotion strategy. Allowance for partnership stores is accounted for as a reduction of the transaction price, which is usually determined upon the completion of each order. Therefore, sales of materials are generally recognized on the partnership stores’ acceptance of materials, the settlement price is then deducted by the allowance provided to partnership stores that is determined upon the products being sold in partnership stores, if any. Revenue from material sales to partnership stores were nil, nil and RMB12.6 million (US$1.8 million) for the period from June 16, 2017 (date of inception) through December 31, 2017 and the years ended December 31, 2018 and 2019, respectively.

For profit-sharing, we provide the integrated store operation solution, which includes the right to use brand name of Luckin Coffee or Luckin Tea, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, etc., in exchange for the profit-sharing based on the gross profit of retail sales. We recognize the profit-sharing revenue from partnership stores at a variable consideration that is based upon partnership stores’ monthly gross profits which are determined at the end of each month. Revenue from partnership stores’ profit-sharing were immaterial during the periods.

We also provide pre-opening services such as store design and decoration, which has distinct value to partnership stores. Revenue associated with pre-opening services are recognized upon completion of the related performance obligations and the amount was immaterial for the year ended December 31, 2019.

Contract balance

When either party to a revenue contract has performed, we present the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment. We present any unconditional rights to consideration separately as a receivable; we do not have a material contract asset. The balance of accounts receivable, net of nil allowance for doubtful accounts, were nil and RMB22.8 million (US$3.3 million) as of December 31, 2018 and 2019, respectively.

Customers that purchase prepaid coupons are issued additional coupons of the same value for free at the time of purchase. All prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use. Cash received from the sales of prepaid coupons are recognized as deferred revenues which are contract liabilities under ASC 606. Purchase consideration is allocated to each prepaid coupon, including the coupons issued for free. The allocated considerations are recognized as revenues when the customers consume the prepaid coupons for payments of their purchase. As of December 31, 2018 and 2019, the balances of deferred revenues were RMB126.5 million and RMB144.9 million (US$ 20.8 million), respectively.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740 (“ASC740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. We did not enter into any leases whereby we are the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The initial direct costs including processing fees paid to the lessor to consummate the lease are included in the minimum lease payments. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. We entered into capital leases for certain store operating equipment during the years ended December 31, 2018 and 2019.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. We lease stores for food and beverage items services provision and office space for corporate administration under operating leases. Most lease agreements contain rent holidays and rent escalation clauses. Rent holidays and escalating rent are considered in determining the straight-line rent expenses to be recorded over the lease terms. The lease terms begin on the dates of initial possession of the lease properties for purposes of recognizing lease expenses on a straight-line basis over the terms of the leases.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the moving weighted average method. We record inventory impairment for obsolete and slow-moving inventory. Inventory impairment is based on inventory obsolescence trends, historical experience and application of the specific identification method. For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, we recognized inventory impairment of nil, nil and RMB2.2 million (US$0.3 million), respectively.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Store operating equipment	5 years
Office equipment and others	3 - 5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Office buildings	40-50 years

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and the depreciation of these assets commences when the assets are ready for their intended use.

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Fair value of financial instruments

We apply ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•                  Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•                  Level 2—Other inputs that are directly or indirectly observable in the marketplace.

•                  Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Our financial instruments include cash and cash equivalents, short-term investments, accounts and notes payable, receivables from online payment platforms, accounts receivable, deposits, other receivables and payables, short-term bank borrowing, long-term borrowing, capital lease obligation and warrant liability. The warrant liability is measured at fair value (see “Note 19 Warrant Liability” to the Company’s consolidated financial statements included in this annual report). Other than warrant liability, the carrying values of these financial instruments approximate their fair values due to their short-term maturities. The carrying amount of the long-term borrowing approximates its fair values since it bears an interest rate which approximates market interest rate. The warrant liability is initially measured at fair value on the issuance date, and subsequently re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense.

Share-based compensation

We apply ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. All the share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. We recognize share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized using the accelerated method if it is probable that the performance condition will be achieved. We account for forfeitures as they occur.

Fair value of ordinary shares before IPO

Prior to our IPO, we were a private company with no quoted market prices for our ordinary shares. Therefore, we need to estimate the fair value of our ordinary share as at the grant dates of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

We considered the use of three generally accepted valuation approaches: market, cost and income approach, and applied the method that we believe as the most appropriate in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, with the assistance of an independent third-party appraiser. The assumptions we used in the valuation model are based on future expectations combined with management’s judgment, with inputs of numerous objective and subjective factors, to determine the fair value of ordinary shares. The factors that we considered include the following:

•                  Our operating and financial performance;

•                  Current business conditions and projections;

•                  Our stage of development;

•                  The prices, rights, preferences and privileges of our preferred shares relative to those of our ordinary shares;

•                  The likelihood of achieving a liquidity event for our company’s shares, such as an initial public offering;

•                  Any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•                  The market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying the share option grant, we first determined our equity value and then allocated the equity value to different classes of shares under liquidation, the redemption and the IPO scenarios, using a combination of the probability-weighted expected return method and the option pricing method. Under the liquidation and the redemption scenarios, option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and under the IPO scenario, total equity value was allocated to preferred shares and ordinary shares on an as-if converted basis.

In determining our equity value, we used the discounted cash flow (DCF) method of the income approach as the primary valuation approach, and to cross-check the reasonableness of results derived under the income approach by the market approach.

The DCF analysis is performed using the projected cash flows developed by management based on management’s best estimates as of the valuation date. The determination of fair value requires complex and subjective judgments to be made regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The major assumptions used in the DCF include:

•                  Weighted average cost of capital, or WACC: The discount rates applied in the DCF were based on the WACCs determined after considering factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•                  Comparable companies: In deriving the WACCs, seven similar publicly traded companies were selected as our guideline companies.

•                  Discount for lack of marketability, or DLOM: DLOM was estimated based on the value of a put option determined by using the Finnerty model and the Black-Scholes option-pricing model. The value of a put option serves as a proxy for the premium a willing buyer would pay to guarantee the marketability and price of the underlying asset in the future. The farther the valuation date is from an expected liquidity event, the higher the put option value would be and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The growth rates of our revenues, as well as major milestones that we have achieved, contributed to the fair value of the shares. However, fair value determination is highly subjective. The assumptions used in deriving the fair value are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving forecasts were assessed in selecting the appropriate discount rates.

In accordance with the 2019 Plan, vested options became exercisable after the IPO. Given that the inability of the employees to exercise these options or receive any ordinary shares until the completion of the IPO constitutes a performance condition that was not considered probable until the IPO completion date, we did not recognize any compensation expense until an IPO occurs. As such, no share-based compensation expenses was recognized before our IPO in May 2019. As of December 31, 2019, total unrecognized share-based compensation expense was estimated to be RMB0.2 million (US$0.03 million).

Upon the completion of the IPO, we immediately recognized expenses associated with options that were vested as of that date. In addition, we also recognized any remaining compensation expenses over the remaining service requisite period using the accelerated method.

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” to the Company’s consolidated financial statements included in this annual report.

5.B.                          Liquidity and Capital Resources

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(1,310,694)	(2,166,970)	(311,266)
Net cash used in investing activities	(1,283,218)	(1,815,890)	(260,835)
Net cash generated from financing activities	3,988,402	7,240,746	1,040,068
Effect of foreign exchange rate changes on cash and cash equivalents	17,397	92,560	13,295
Net increase in cash and cash equivalents	1,411,887	3,350,446	481,262
Cash and cash equivalents and restricted cash at beginning of year	219,096	1,630,983	234,276
Cash and cash equivalents and restricted cash at end of year	1,630,983	4,981,429	715,538

Our principal source of liquidity has been cash generated from historical equity financing activities including the proceeds from our IPO in May 2019, and our follow-on public offering and convertible note offering in January 2020, see “Note 21 Subsequent events - Issuance of Convertible Senior Notes and Restructuring” to the Company’s consolidated financial statements included in this annual report. As of December 31, 2018 and 2019, we had RMB1,631.0 million and RMB4,981.4 million (US$715.5 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi. Our operating expenses continued to increase historically and are expected to continue to increase in line with our business expansion. Meanwhile, leveraging our new retail model, we experienced robust growth in net revenues in 2018 and 2019. As a result of increased economies of scale and technology-driven operations, our operating expenses as a percentage of our net revenues decreased significantly from 1,066.2% in the first quarter of 2018 to 208.3% in the fourth quarter of 2019, and similarly, our operating loss as a percentage of our net revenues decreased rapidly from 966.2% in the first quarter of 2018 to 108.3% in the fourth quarter of 2019. Nevertheless, as we continue to focus on business growth and expansion, our operating expenses in absolute amounts are expected to continue to increase in the near future. Moreover, competitive landscape and customer demand and preference may also affect our financial performance. As a result, there is substantial uncertainty with respect to our results of operations and we cannot assure you if and when we will achieve profitability. See “Item 3. Key Information—3.D. Risk Factors—We have incurred significant net losses attributable to the Company since our inception and we may continue to experience significant net losses attributable to the Company in the future.” We believe that our current cash and cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for our current business plan, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

In utilizing the proceeds we received from our IPO in May 2019, and our follow-on public offering and convertible note offering in January 2020, we have made and may make capital contributions to our PRC subsidiaries, acquire or establish new PRC subsidiaries or give loans to our PRC subsidiaries for further expansion of our store network. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Substantially all of our future net revenues are likely to continue to be denominated in Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign currencies for current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions, without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities was 2,167.0 million (US$311.3 million) in 2019, compared to RMB1,310.7 million in 2018. The difference between our net loss of RMB3,160.5 million (US$454.0 million) and the net cash used in operating activities in 2019 was primarily attributable to (i) an increase in accrued expenses and other liabilities of RMB476.5 million, (ii) an increase in accounts and notes payable of RMB367.4 million, (iii) depreciation expenses of RMB411.9 million, (iv) impairment of long-lived assets of RMB209.2 million, and (v) share based compensation expenses of RMB152.3 million, partially offset by (i) an increase in prepaid expenses and other current assets of RMB382.8 million, (ii) an increase in inventories of RMB235.5 million.

Investing Activities

Net cash used in investing activities was RMB1,815.9 million (US$260.8 million) in 2019, compared to net cash used in investing activities of RMB 1,283.2 million in 2018. The increase in net cash used in investing activities was primarily attributable to the purchase of property and equipment, the purchase of short-term investments and payment for land use right, offset by the principal of short term investments returned at maturity, the repayment of loan from a related party and disposal of property and equipment.

Financing Activities

Net cash generated from financing activities was RMB7,240.7 million (US$1,040.1 million) in 2019, compared to RMB3,988.4 million in 2018. The net cash generated from financing activities in 2019 was primarily attributable to the proceeds from our Series B-1 financing, the IPO, the concurrent private placement and the cash received and paid in relation to fabricated transactions.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property and equipment and land use right. Our capital expenditures were RMB 1,614.2 million (US$231.9 million), in 2019, compared to RMB1,005.7 million in 2018. Our commitments for capital expenditures as of December 31, 2019 were RMB70.0 million (US$10.1 million), which were primarily attributable to the renovation and decoration of our stores and construction in progress. See “—5.F. Tabular Disclosure of Contractual Obligations.” We intend to fund our future capital expenditures with our existing cash balance and proceeds from our IPO in May 2019, and our follow-on public offering and convertible note offering in January 2020.

Holding Company Structure

Luckin is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and consolidated VIE. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and consolidated VIE. If our subsidiaries, our consolidated VIE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Before January 1, 2020, pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriations to the other two reserve funds are at our subsidiary’s discretion. On January 1, 2020, the Foreign Investment Law and the Implementation Regulations came into effect, which repealed the PRC Wholly Foreign-Owned Enterprise Law and other laws applicable to China’s foreign investment enterprises. Pursuant to the Foreign Investment Law, the corporate governance matters, including the dividend distribution, shall be governed by the Company Law, the Partnership Law or other laws of the PRC. In accordance with PRC company laws, our subsidiaries and consolidated VIE in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our subsidiaries and consolidated VIE. Appropriation to discretionary surplus fund is made at the discretion of our subsidiaries and consolidated VIE. However, according to the Foreign Investment Law and the Implementation Regulations, the foreign investment enterprises established before January 1, 2020 may elect to maintain their current corporate governance rules, including the dividend distribution policy, adopted under the PRC Wholly Foreign-Owned Enterprise Law, within five years after January 1, 2020.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIE only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and our VIE when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated VIE either through entrustment loans from our PRC subsidiaries to our VIE or direct loans to such consolidated VIE’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated VIE’s share capital.

5.C.                          Research and Development

Technology is at the core of our business, and we will continue to invest in our technology, which covers every aspect of our business, from customer engagement, storefront operations to supply chain management. With our centralized technology system, we are able to simplify and standardize our operations, which allows us to improve operational efficiency and quickly expand and scale up our business. See “Item 4. Information on the Company—4.B. Business Overview—Technology.”

5.D.                          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.                          Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

5.F.                           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by
	Total	Less than 1 year	1 - 3 years	More than 3 years
	(in RMB thousands)
Operating lease commitments(1)	1,591,924	677,397	774,498	140,029
Capital commitments(2)	69,996	69,996	—	—
Long-term borrowing(3)	572,289	261,934	310,355	—
Capital lease obligation(4)	11,537	11,537	—	—

(1)                                 We lease stores and offices for operation under operating lease. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases.

(2)                                 Capital commitments refer to capital expenditures on the renovation and decoration of our stores and construction in progress.

(3)                                 The long-term borrowings were obtained from TTCO and certain banks for working capital and business development purpose.

In June 2018, we entered into a facility agreement for working capital loans with TTCO, under which we were granted a two-year term loan of RMB300 million. The agreement provides for customary representations, warranties, affirmative and negative covenants and events of default. The interest rate of this facility is 8% per annum. To secure our obligation under this facility, we have pledged 48% equity interest of Beijing WFOE to TTCO, and Mr. Lu Zhengyao and Ms. Qian Zhiya have provided personal guarantees. In connection with the loan facility extended by TTCO, we have granted TTCO a warrant to make equity investment of up to RMB60 million in our company with an exercise price equal to 1.6 times the issue price of our Series A convertible redeemable preferred shares, subject to adjustment. TTCO exercised the warrant in April 2019 and we issued 15,211 Series B-1 convertible redeemable preferred shares for a consideration of US$8.9 million to one of its affiliates accordingly.

In October 2019, we obtained new loans from certain banks with ten-year maturities. The interest rate is calculated based on the five-year loan prime rate minus 19.5 basis points. These facilities are reserved and collateralized by a pledge of buildings in the PRC with carrying values of RMB663.8 million (US$95.3 million) as of December 31, 2019. Beijing WFOE and Luckin TJ also provided a corporate guarantee and Mr. Lu Zhengyao and Ms. Qian Zhiya, provided personal guarantees for the bank borrowings.

The long-term borrowings were all early repaid, and the guarantees provided by Mr. Lu Zhengyao and Ms. Qian Zhiya were terminated by June 2020.

(4)                                 We entered a 12-month lease agreement for certain coffee machines with Zhongguancun Science-Tech Leasing Company Limited for an amount of RMB45 million in March 2019. To secure our obligation under this agreement, Ms. Qian has provided personal guarantee. As of December 31, 2019, the carrying amount of the assets held under capital lease was RMB51.9 million (US$7.5 million), and our future minimum lease payment under the capital lease was RMB11.6 million (US$1.7 million).

The lease obligation was settled, and the guarantees provided by Ms. Qian Zhiya were terminated by June 2020.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

5.G.                         Safe harbor

See “Forward-Looking Information and Risk Factors Summary.”

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.                          Directors and Senior Management

Subsequent to December 31, 2019, we experienced a series of changes in our executive officers and directors. In July 2020, we announced that our former Chief Executive Officer, Ms. Jenny Zhiya Qian and former Chief Operating Officer, Mr. Jian Liu were terminated by the Board based on evidence demonstrating their participation in the Fabricated Transactions. In the same month, we announced that our former Chairman, Mr. Charles Zhengyao Lu, ceased to be a director to the Board pursuant to the results of an extraordinary meeting of shareholders. The composition of our non-executive directors also underwent substantial changes. Thereafter, we have reformed our board and senior management team with a view to enhancing corporate governance and fostering long-term growth. The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dr. Jinyi Guo	40	Chairman and Chief Executive Officer
Wenbao Cao	51	Director and Senior Vice President
Gang Wu	49	Director and Senior Vice President
Yang Cha	57	Independent Director
Wai Yuen Chong	57	Independent Director
Feng Liu	55	Independent Director
Sean Shao	64	Independent Director
Reinout Hendrik Schakel	40	Chief Financial Officer and Chief Strategy Officer
Fei Yang	43	Chief Growth Officer
Shan Jiang	46	Senior Vice President
Weiming Zhou	46	Senior Vice President

Dr. Jinyi Guo is one of the co-founders of the Company and has served as our director since June 2018 and our chairman of the Board and the chief executive officer since July 2020. Dr. Guo served at various positions at UCAR Inc. from 2016 to 2017. He worked at Ministry of Transport from 2011 to 2016, and worked at China Academy of Transportation Sciences as a research assistant from 2009 to 2011. Dr. Guo obtained his master’s degree in July 2005 and a Ph.D. in July 2009 from Beijing Jiaotong University, majoring in transportation planning and management. Dr. Guo was a visiting scholar at the University of Leeds in 2008.

Mr. Wenbao Cao has served as our director since May 2020 and Senior Vice President of the Company in charge of store operations and customer service since June 2018. Mr. Cao is also currently in charge of business development of the Company. Before joining the Company, Mr. Cao had over 23 years of experience at McDonald’s China and served in various positions, including vice president and North regional manager at McDonald’s China.

Mr. Gang Wu has served as our director since May 2020 and Senior Vice President of the Company in charge of public affairs and strategic cooperation since February 2021. Before joining the Company, Mr. Wu had over 26 years of experience in the airline industry, including holding senior management positions at China United Airlines, China Eastern Airlines and Air China.

Mr. Yang Cha has more than 20 years of work experience in law, investment and management. From 2013 to 2019, Mr. Cha acted as the President of Tsinghua Education Foundation, North America, a non-profit organization registered in, and regulated by, authorities in the United States, in the meanwhile acting as a venture partner for several venture capital firms with a focus on early-stage technology start-ups. Prior to that, Mr. Cha worked at leading law firms in the United States and China with a focus in corporate finance and governance matters.

Mr. Wai Yuen Chong has more than 30 years’ management experience in areas including retail operations, supply chain, logistics, IT and manufacturing. He currently serves several roles in Charoen Pokphand Group, including the CEO of Bake House (Shanghai) Catering Management Co. Ltd. and COO of CP Supply Chain Investment Co. Ltd. Before joining Charoen Pokphand Group, Mr. Chong worked at Starbucks China/Asia Pacific and Yum! Brands China as a senior executive.

Mr. Feng Liu is a leading scholar expertized on accounting studies. Mr. Liu is currently a professor and the director of Center for Accounting Studies at Xiamen University. Mr. Liu has also accumulated rich experience on practices in auditing, accounting, internal control and risk management serving a long time as an independent director of different companies and consultant of various firms.

Mr. Sean Shao has served as an independent director and the chairman of the audit committee of 21Vianet Group, Inc. (NASDAQ: VENT) since 2015 and UTStarcom Holdings Corp. (NASDAQ: UTSI) since 2012. Mr. Shao served several board and senior executive roles in various companies. Mr. Shao also worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao obtained a bachelor's degree in art from East China Normal University in 1982 and a master's degree in health care administration from the University of California at Los Angeles in 1988. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Reinout Hendrik Schakel has served as our chief financial officer and chief strategy officer since January 2019. Mr. Schakel worked at the corporate & institutional banking division of Standard Chartered Bank as an executive director from 2016 to 2018. From 2008 to 2016, Mr. Schakel served successively as an analyst, associate and vice president for the investment banking division of Credit Suisse. Mr. Schakel obtained a master of business administration degree from Erasmus University in December 2005.

Mr. Fei Yang has served as our chief growth officer in charge of sales growth, user operation and marketing since June 2020. He is one of the co-founders of the Company and has been responsible for Luckin's brand creation since the inception of our Company. Mr. Yang has more than 20 years’ experience in the areas of branding and digital marketing. He is also the author of The Flow-Pool Thinking, a popular book on sales and marketing in China. Mr. Yang obtained his master’s degree in journalism and communication from the Communication University of China.

Mr. Shan Jiang joined Luckin in September 2020 as special counsel and was named senior vice president in charge of legal and compliance matters in February 2021. Before joining the Company, Mr. Jiang served as Associate General Counsel of Airbnb, Inc. (NASDAQ: ABNB), where he was in charge of legal and compliance matters in China. Prior to joining Airbnb, Inc., Mr. Jiang has worked for Amazon.com, Inc. (NASDAQ: AMZN) and also for Davis Polk & Wardwell LLP, where he had experiences in major commercial transactions and capital markets. Mr. Jiang obtained a bachelor’s degree from Peking University, a master’s degree in computer science from Dartmouth College and a Juris Doctor degree from Columbia Law School.

Mr. Weiming Zhou has served as our senior vice president in charge of product since December 2019. Mr. Zhou has more than 20 years’ work experience in catering and food sectors. Before joining the Company, Mr. Zhou served as senior director of Meituan (3690.HK), where he was in charge of catering and proprietory products. Prior to joining Meituan, Mr. Zhou served as senior director of product development of Yum! Brands, where he was in charge of product development. Prior to that, Mr. Zhou served in various positions in Coca Cola and McCormick. Mr. Zhou obtained his bachelor’s degree in grain and oilseeds engineering from Jiangnan University (formerly known as Wuxi Institute of Light Industry).

6.B.                          Compensation

Compensation

In 2019, we paid an aggregate of RMB14.7 million (US$2.1 million) in cash to our then executive officers, and paid an aggregate of RMB0.4 million (US$0.06 million) in cash to our non-executive directors. In 2020, we paid an aggregate of RMB26.6 million (US$3.8 million) in cash to our executive officers, and paid an aggregate of RMB4.1 million (US$0.6 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers, except that our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

For share incentive grants to our directors, executive officers and employees, see “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events, including acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.We may terminate an executive officer’s employment without cause by giving a prior written notice and paying certain compensation as required by the applicable PRC labor law. An executive officer may terminate his or her employment at any time by giving a prior written notice. Some of our executive officers are entitled to certain compensation or benefits in the event of a change of control.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Share Incentive Plan

2019 Share Option Plan

We adopted the 2019 Share Option Plan, in January 2019. The purpose of the 2019 Share Option Plan is to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. The maximum aggregate number of Class A ordinary shares that can be issued under the 2019 Share Option Plan is 79,015,500. As of the date of this annual report, 69,309,325 options (excluding any granted options that were subsequently cancelled) have been granted with 26,632,160 vested yet not exercised  and 36,191,653 unvested options under the 2019 Share Option Plan.

The following is a summary of the principal terms of the 2019 Share Option Plan.

Eligible participants.  Our employees, officers, directors, business associates or any other individual as determined by our board of directors, in its sole discretion, who has contributed or will contribute to our company, is eligible to participate in the 2019 Share Option Plan.

Exercise of Options.  Vested options have become exercisable after the IPO of our Ordinary Shares, subject to other terms and conditions provided in the relevant grant letter. Once all the preconditions are met, a participant may exercise options in whole or in part by giving written notice of exercise to us specifying information such as the number of shares to be purchased, as well as making full payment of the aggregate exercise price of the shares so purchased.

Exercise price.  The exercise price in respect of options granted under the 2019 Share Option Plan is determined by our board of directors in its sole discretion and set forth in the grant letter subject to any adjustment as a result of any alteration in the capital structure of our company by way of capitalization of profits or reserves, rights issue, sub-division or consolidation of shares or reduction of share capital of our company from time to time, but excluding, for the avoidance of doubt, any alteration in the capital structure of our company as a result of an issue of shares or other securities as consideration in a transaction to which our company is a party.

Vesting schedule.  Our board of directors has the sole discretion in determining the individual vesting schedules and other restrictions applicable to shares awarded and opinions granted under such plan.

Administration.  The plan is administered by our board of directors.

Lapse of option.  An option issued under the 2019 Share Option Plan shall lapse automatically under certain circumstances, including but not limited to, the expiration of option period, termination of employment for cause and the tenth anniversary of the adoption date of such plan.

Amendment.  Any change to the authority of our board of directors in relation to any alteration to the terms of the 2019 Share Option Plan must be approved by the shareholders in general meeting. Subject to the above, our board may amend any of the provisions of such plan at any time provided that such amendment shall not affect adversely any rights which have accrued to any grantee at that date.

Termination.  The 2019 Share Option Plan will terminate on the tenth anniversary of its date of adoption, unless terminated earlier. We may, by ordinary resolution in general meeting, or our board of directors may, at any time terminate the operation of such plan and in such event no further options shall be granted. Options granted prior to such termination but not yet exercised at the time of termination shall continue to be valid and exercisable in accordance with the scheme.

Transfer restrictions.  An option is personal to the grantee and shall not be assignable or transferable.

The shares reserved and to be issued under our 2019 Share Option Plan have been registered on the Form S-8 on June 13, 2019.

2021 Equity Incentive Plan

We adopted a share incentive plan in January 2021, which we refer to as the 2021 Equity Incentive Plan in this annual report, to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of the date of this annual report, 4,291,928 restricted share units (excluding any granted restricted share units that were subsequently cancelled), which entitles 34,335,424 Ordinary Shares (in the form of 4,291,928 ADSs), have been granted with no restricted share units vested under the 2021 Equity Incentive Plan.

The following is a summary of the principal terms of the 2021 Equity Incentive Plan.

Types of awards.  The 2021 Equity Incentive Plan permits the awards of options, restricted shares, restricted share unit awards or other types of awards approved by the compensation committee of our board of directors, or any other committee appointed by the board of directors to administer the 2021 Equity Incentive Plan (the “Committee”) granted to a plan participant pursuant to the 2021 Equity Incentive Plan.

Award agreements.  Awards under the 2021 Equity Incentive Plan shall be evidenced by award agreements that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligible participants.  Our employees, consultants and directors as determined by the compensation committee of our board of directors, or any other committee appointed by the board of directors to administer the 2021 Equity Incentive Plan, by record in writing in its sole discretion, are eligible to participate in the 2021 Equity Incentive Plan.

Exercise of options.  The Committee shall determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any option granted under the 2021 Equity Incentive Plan shall not exceed ten years. The Committee shall also determine the conditions, if any, that must be satisfied before all or part of an option may be exercised.

Exercise price.  The exercise price per share subject to an option shall be determined by the Committee and set forth in the award agreement which, unless otherwise determined by the Committee, may be a fixed or variable price related to the fair market value of the shares on the date of grant; provided, however, that no option may be granted to an individual subject to taxation in the United States with an exercise price per share at less than the fair market value on the date of grant.

Administration.  The 2021 Equity Incentive Plan shall be administered by the Committee to whom the board of directors shall delegate the authority to grant or amend awards to participants.

Amendment and termination.  The board of directors in its sole discretion may terminate the 2021 Equity Incentive Plan at any time. The board of directors may amend the 2021 Equity Incentive Plan at any time in such respects as the board may deem advisable; provided, that to the extent necessary and desirable to comply with applicable laws, or stock exchange rules, the Company shall obtain shareholder approval of any amendment in such a manner and to such a degree as required.

Transfer restrictions.  Execept as provided in the 2021 Equity Incentive Plan, all awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge, and will be exercised only by the participant. Amounts payable or shares issuable pursuant to an award will be delivered only to (or for the account of), and, in the case of shares, registered in the name of, the participant.

The following table summarizes, as of the date of this annual report, the number of Class A ordinary shares under outstanding options and awards that we granted to our directors and executive officers.

Name	Class A Ordinary Shares Underlying Outstanding Share-Based Awards Granted	Exercise Price (US$ per Share)	Date of Grant	Date of Expiration
Dr. Jinyi Guo	25,600,592	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Wenbao Cao	*	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Gang Wu	*	0 to 0.0002	from November 6, 2020 to February 1, 2021	from November 6, 2030 to February 1, 2031
Feng Liu	—	—	—	—
Wai Yuen Chong	—	—	—	—
Yang Cha	—	—	—	—
Sean Shao	—	—	—	—
Reinout Hendrik Schakel	*	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Fei Yang	*	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Shan Jiang	*	—	February 1, 2021	February 1, 2031
Weiming Zhou	*	0 to 0.0002	from November 6, 2020 to February 1, 2021	from November 6, 2030 to February 1, 2031

*  Less than 1% of our total outstanding ordinary shares on an as-converted basis.

As of the date of this annual report, our grantees other than members of our senior management as a group were granted (i) options (excluding any granted options that were subsequently cancelled) to purchase 12,442,089 Class A ordinary shares, and (ii) other share-based awards representing 24,209,552 Class A ordinary shares (in the form of 3,026,194 ADSs).

6.C.                          Board Practices

Board of Directors

Our Board of Directors consists of seven directors, including four independent directors, namely Mr.  Feng Liu, Mr. Wai Yuen Chong, Mr. Yang Cha and Mr. Sean Shao. A director is not required to hold any shares in our company to qualify to serve as a director.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Mr. Feng Liu, Mr. Wai Yuen Chong, Mr. Yang Cha and Mr. Sean Shao, and is chaired by Mr. Feng Liu. We have determined that each of Mr. Feng Liu, Mr. Wai Yuen Chong, Mr. Yang Cha and Mr. Sean Shao meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Sean Shao qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•                  approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•                  reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•                  discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•                  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•                  discussing the annual audited financial statements with management and the independent registered public accounting firm;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•                  approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•                  establishing and overseeing procedures for the handling of complaints and whistleblowing; and

•                  meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.  Our compensation committee consists of Mr. Yang Cha, Mr. Jinyi Guo, Mr. Feng Liu, Mr. Sean Shao and Mr. Gang Wu and is chaired by Mr. Sean Shao. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

•                  overseeing the development and implementation of compensation programs in consultation with our management;

•                  at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•                  at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•                  at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•                  reviewing executive officer and director indemnification and insurance matters; and

•                  overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Mr. Yang Cha, Mr. Wai Yuen Chong and Mr. Jinyi Guo, and is chaired by Mr. Wai Yuen Chong. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•                  reviewing annually with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•                  developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC rules, or otherwise considered desirable and appropriate;

•                  selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•                  evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company to act honestly and in good faith with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. The functions and powers of our Board of Directors include, among others, (i) convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by an ordinary resolution of the shareholders of the Company. A director’s office shall also be vacated if, among other things, the director (i) resigns his office by notice in writing to the company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (iii) is found to be or becomes of unsound mind; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to our fifth amended and restated articles of association.

6.D.                          Employees

We endeavor to cultivate employees with talent, passion, and strong learning abilities.

We had 512 full-time employees and nil part-time employee as of December 31, 2017, 9,240 full-time employees and 12,667 part-time employees as of December 31, 2018 and 12,007 full-time employees and 18,114 part-time employees as of December 31, 2019, all of whom were based in China. As of December 31, 2019, our full-time employees consisted of 9,537 store operation employees, 745 store development employees, 1,049 technology development employees, 596 general and administration employees and 80 sales and marketing employees.

We formulate our recruitment plan considering our expansion plan and the human resources needs for existing self-operated stores and those in pipeline. Our full-time employees go through a thorough recruitment and assessment process with HR and the operations manager while our part-time employees are usually interviewed by store managers of the respective stores. Our retail partners will be responsible for recruitment for the partnership stores.

We provide our employees, retail partners and employees at partnership stores with comprehensive training. We train them vigorously mainly through our Luckin University, offering them both self-developed programs and external courses. We provide both online and offline training for our storefront staffs to sharpen their skills.

We enter into standard employment contracts with our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing teams. Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and housing insurance. We enter into part-time employment contracts with our part-time employees and we pay salaries based on the time the part-time employees work per day. We are required under PRC law to make contributions to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China and we also are required to make contributions to the work-related injury insurance for the part-time employees. For risk in relation to our contribution for employee social security plans, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.

As of December 31, 2019, we also engaged over half of our staff of dispactched workers from third-party employment agencies as baristas and other storefront staff.

We maintain a good working relationship with our employees, and as of the date of this annual report, we have not experienced any material labor disputes in the past.

6.E.                          Share Ownership

The following table sets forth information concerning the beneficial ownership of our Ordinary Shares as of May 31, 2021 by:

•                  each of our directors and executive officers; and

•                  each person known to us to beneficially own more than 5% of our Ordinary Shares.

The calculations in the table below are based on 1,880,396,244 Class A ordinary shares and 144,778,552 Class B ordinary shares outstanding as of May 31, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned as of May 31, 2021
	Class A		Class B
	Number	Percentage of total Class A ordinary shares**	Number	Percentage of total Class B ordinary shares**	Percentage of aggregate voting power***
Directors and Executive Officers:
Dr. Jinyi Guo	*	*	—	—	*
Wenbao Cao	*	*	—	—	*
Gang Wu	*	*	—	—	*
Feng Liu	—	—	—	—	—
Wai Yuen Chong	—	—	—	—	—
Yang Cha	—	—	—	—	—
Sean Shao	—	—	—	—	—
Reinout Hendrik Schakel	*	*	—	—	*
Fei Yang	*	*	—	—	*
Shan Jiang	—	—	—	—	—
Weiming Zhou	*	*	—	—	*
All directors and executive officers as a group	25,841,904	1.37%	—	—	*
Principal Shareholders:
Haode/Mayer/Primus/Summer Fame (with KPMG being liquiditor) (1)	383,425,748	20.39%	—	—	11.52%
Centurium Capital(2) `	—	—	144,778,500	100.00%	43.50%
Joy Capital(3)	107,235,500	5.70%	—	—	3.22%

Notes:

*                                         Less than 1% of each class of our outstanding shares.

**                                  For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,880,396,244, being the number of Class A ordinary shares, or 144,778,552, being the number of Class B ordinary shares, as appropriate, as of May 31, 2021 and (ii) the number of Ordinary Shares underlying share options held by such person or group that are exercisable within 60 days of May 31, 2021.

***                           For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Ordinary Shares as a single class.

(1)                                 Represents, with KPMG being the liquidator, (i) 208,146,050 Class A ordinary shares held by Haode Investment Inc.; (ii) 131,250,000 Class A ordinary shares held by Primus Investments Fund, L.P.; and (iii) 44,029,698 Class A ordinary shares held by Summer Fame Limited. As reported in Schedule 13G filed by Haode Investment Inc. and other filers on February 14, 2020, Haode Investment Inc. is a British Virgin Islands company with its registered address at Vistra Corporate Services, Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Primus Investments Fund, L.P. is a Cayman Islands limited partnership wholly owned by Haode Investment Inc with its registered address at 4th Floor, Harbour Place, 103 South Church Street, P. O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. As reported in Schedule 13G filed by Summer Fame Limited and other filers on February, 14, 2020, Summer Fame Limited is a British Virgin Islands company with its registered address at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

(2)                                 Represents (i) 136,172,000 Class B ordinary shares held by Lucky Cup Holdings Limited, a Cayman Islands company wholly owned by Centurium Capital Partners 2018, L.P. (“CCP 2018”) and ultimately controlled by Hui Li; and (ii) 8,606,500 Class B ordinary shares held by Fortunate Cup Holdings Limited, a Cayman Islands company wholly owned by CCP 2018 and ultimately controlled by Hui Li. As reported in Schedule 13G filed by Lucky Cup Holdings Limited and other filers on February, 13, 2020, Centurium Capital Partners 2018 GP Ltd. (“CCP 2018 GP”), is the sole General Partner of CCP 2018; Centurium Holdings Ltd., is the sole shareholder of CCP 2018 GP; Centurium Holdings (BVI) Ltd. is the sole shareholder of Centurium Holdings Ltd; Hui Li is the sole shareholder of Centurium Holdings (BVI) Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of CCP 2018 GP, Centurium Holdings Ltd., Centurium Holdings (BVI) Ltd. and Hui Li may be deemed to indirectly beneficially own the shares of the Issuer held by Lucky Cup Holdings Limited and Fortunate Cup Holdings Limited. Mr. Hui Li disclaims beneficial ownership of all shares held by Lucky Cup Holdings Limited and Fortunate Cup Holdings Limited. The registered address of Lucky Cup Holdings Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of Fortunate Cup Holdings Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)                                 Represents (i) 39,490,000 Class A ordinary shares (in form of 4,936,250 ADSs) beneficially owned by Joy Capital II, L.P. (“Joy II”), a Cayman Islands limited partnership whose general partner is Joy Capital II GP, L.P. (“Partner II”) and ultimately controlled by Erhai Liu; (ii) 32,341,000 Class A ordinary shares (in form of 4,042,625 ADSs) beneficially owned by Joy Luck Management Limited (“Joy Luck”), a Hong Kong company controlled by Erhai Liu; and (iii) 35,404,500 Class A ordinary shares (in form of 4,425,562 ADSs and 4 Class A ordinary shares) beneficially owned by Honour Ample Limited (“Honour”), a British Virgin Islands company controlled by Erhai Liu. As reported in Schedule 13G filed by Joy II and other filers on February, 13, 2020, Joy Capital GP, Ltd. (“Joy II Ltd”) is the general partner of Partner II, which is the general partner of Joy II. Joy II Ltd and Partner II may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Joy II. Joy II Ltd, Joy Luck and Honour are ultimately controlled by Mr. Erhai Liu (“Mr. Liu”). Mr. Liu disclaims beneficial ownership of shares held by Joy II, Joy Luck and Honour, except to the extent of Mr. Liu’s pecuniary interest therein, if any. The registered address of Joy Capital II, L.P. is 4th Floor, Harbour Place, 103 South Church Street, P. O. Box 10240, Grand Cayman KY1 1002, Cayman Islands. The registered address of Joy Luck Management Limited is Suite 2409, Everbright Centre, 108 Gloucester Road, Wanchai, Hong Kong. The registered address of Honour Ample Limited is Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands.

Additionally, since the Cayman Court appointed the JPLs in July 2020, we have been operating our business under the day-to-day control of our Board with supervision of the JPLs during the provisional liquidation period. The JPLs and our Board entered into a protocol with respect to the ongoing management of the Company on October 16, 2020, under which we need to seek the JPLs’ approval for key management issues, such as our cash allocation and future financing. See “Item 4. Information on the company—4.A. History and Development of the Company.”

Centurium Capital is currently our largest shareholder but it does not have a controlling interest in the Company. However, Centurium Capital may continue to purchase shares of the Company, through the open market or otherwise, that may lead it to have a controlling interest in the Company.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.                          Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B.                          Related Party Transactions

Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Credit Facilities

To secure our obligation under a lease agreement we entered into with Everbright Financial Leasing Co., Ltd., Mr. Charles Zhengyao Lu, our then chairman of the board, pledged 35.3 million shares of UCAR Inc., an entity controlled by Mr. Charles Zhengyao Lu and persons acting in concert with him, to Everbright Financial Leasing Co., Ltd. This agreement expired in October 2019 and the share pledge of Mr. Charles Zhengyao Lu was released accordingly. To secure our obligation under a borrowing agreement we entered into with Bank of Hangzhou Co., LTD, Ms. Jenny Zhiya Qian, our then chief executive officer, provided personal guarantee. To secure our obligation under a facility agreement we entered into with TTCO, Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees. To secure our obligation under a facility agreement we entered into with SPD Bank Co., Ltd., or SPD, Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees, and Beijing WFOE and Luckin Investment (Tianjin) Co., Ltd also provided corporate guarantees. To secure our obligation under a lease agreement we entered into with Zhongguancun Science-Tech Leasing Company Limited, Ms. Jenny Zhiya Qian provided personal guarantee. See “Item 5. Operating and Financial Review and Prospects—5.F. Tabular Disclosure of Contractual Obligations.”

In October 2019, we entered into certain loan agreements with Bank of China, or BOC, to purchase our principal executive office in Xiamen, under which we received a total of RMB173.2 million aggregate principal amount of loans. The loans bear a floating interest rate adjusted based on the five-year loan prime rate published by the National Interbank Funding Center with a term of 120 months and permits prepayment. To secure our obligation under the loan agreements we entered into with BOC, Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees, and Beijing WFOE and Luckin Investment (Tianjin) Co., Ltd also provided corporate guarantees.

In February and March 2020, we entered into certain loan agreements with BOC, to decorate our principal executive office in Xiamen, under which we received a total of RMB69.9 million aggregate principal amount of loans. The loans bear a floating interest rate adjusted based on the five-year loan prime rate published by the National Interbank Funding Center with a term of five years and permits prepayment. To secure our obligation under the loan agreements we entered into with BOC, Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees, and Beijing WFOE and Luckin Investment (Tianjin) Co., Ltd also provided corporate guarantees.

As of the filing date of this annual report, all of the outstanding borrowing under the above credit facilities had been settled, and all the guarantees provided by Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian were terminated by June 2020.

Other Related Party Transactions

Transactions with Haode Group, UCAR, Borgward and QWOM

In 2018, we provided a loan of RMB147.6 million (US$20.6 million) to Haode Group Inc., a then affiliate of Mr. Charles Zhengyao Lu. The loan is interest-free with a term of six months and permits prepayment. We settled all the outstanding balance of the related-party loan due from Haode Group Inc. in February 2019.

In the first quarter of 2019, we had funds of RMB306.3 million transferred to Haode Group Inc., among which RMB139.2 million was transferred to an individual who received the cash on behalf of Haode Group Inc. Within the same quarter, we had funds of RMB306.3 million transferred back from Haode Investment Inc., who made the repayment on behalf of Haode Group Inc.

We rent certain office space and obtained car hailing service from UCAR Inc., an entity controlled by Mr. Lu and persons acting in concert with him. In 2018 and 2019, the amount for the rent and the service for UCAR. Inc. was RMB3.2 million and RMB5.5 million (US$0.8 million), respectively, and as of December 31, 2018 and 2019, the amount due to UCAR. Inc. was RMB1.0 million and RMB2.1 million (US$0.3 million), respectively.

We received RMB45 million (US$6.5 million) from Borgward, an affiliate of Mr. Charles Zhengyao Lu, in connection with the fabricated transactions in 2019 and the balance as of December 31, 2019 was fully repaid subsequently in March 2020. For more details about the fabricated transactions, see “Note 21 Subsequent events - Independent investigation and related matters” to the Company’s consolidated financial statements included in this annual report.

We received advertising service from Beijing QWOM Digital Technology Co., Ltd., or QWOM, an affiliate of CAR Inc., which is an affiliate of Mr. Charles Zhengyao Lu. In 2018 and 2019, the amount for advertising service fee for QWOM was RMB 42.9 million and RMB60.4 million (US$8.7 million), respectively, and as of December 31, 2018 and 2019, the amount due to QWOM was RMB23.2 million and RMB17.1 million (US$2.5 million), respectively.

7.C.         Interests of Experts and Counsel

Not applicable.

ITEM 8.                FINANCIAL INFORMATION

8.A.         Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we are subject to legal and administrative proceedings and claims arising in the ordinary course of our business. Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company’s business, financial condition and results of operations, and could cause the market value of its common shares and/or debt securities to decline.

Governmental and Regulatory Inquiries

SEC Investigation and Settlement

We self-disclosed to the SEC the fabricated transactions referenced in its press release on April 2, 2020 (the “Fabricated Transactions”). Following our disclosure, the SEC initiated an investigation into the Fabricated Transactions. We have since been cooperating with the SEC’s investigation.

On December 16, 2020, we entered into settlement with the SEC regarding the Fabricated Transactions. Under the terms of the settlement, we, without admitting or denying the allegations of the SEC, consented to the entry of an order (i) requiring us to pay a civil money penalty in the amount of US$180 million to the SEC, which shall be offset by any cash payments made by us to our security holders pursuant to any schemes of arrangement approved by the Cayman Court in the provisional liquidation proceedings and restructuring, provided the final distribution plan is not reasonably objectionable to the SEC staff, and (ii) permanently enjoining us from violations of certain federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934.

In settling this matter, the SEC acknowledged that we self-reported the fabricated transactions to the SEC staff, cooperated with the SEC throughout the SEC’s investigation and promptly undertook significant remedial efforts. These efforts included initiating an internal investigation, terminating certain personnel, terminating relationships with third parties involved in the fraudulent conduct, reorganizing our finance department and adding internal accounting controls.

On February 4, 2021, the settlement received the necessary approval from the United Stated District Court for the Southern District of New York.

U.S. Department of Justice Investigation (the “DOJ”)

We were contacted by the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) following our disclosure to the SEC on April 2, 2020 relating to the Fabricated Transactions.  The SDNY indicated that it had commenced an investigation into the Fabricated Transactions.  We have been in regular contact with the SDNY regarding its investigation including apprising the SDNY of the relevant Chinese laws that restrict us from providing evidence and information without prior approval from the Chinese Ministry of Justice.  We are committed to cooperating with the DOJ to the extent permissible under the applicable laws of the People’s Republic of China.  We cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on us arising out of this investigation.

SAMR Penalties

On September 23, 2020, we received the penalty decisions from the SAMR. The penalty decisions found that our conduct related to the Fabricated Transactions violated the PRC Anti-Unfair Competition Laws. The SAMR imposed an aggregate fine of RMB61.0 million on two entities of our group and certain implicated third-party companies as a result of their involvement in the Fabricated Transactions.

Ministry of Finance Investigation

On May 6, 2020, the Ministry of Finance of the PRC initiated its investigation into the accounting information of two entities of our group since their incorporation. On July 31, 2020, the Ministry of Finance of the PRC announced its investigation has been substantially completed. The Ministry of Finance of the PRC further announced that they would impose and publish its relevant penalty decision to the Company in due course. The Company cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Company arising out of this investigation.

Legal Actions

U.S. Class Action

On February 13, 2020, April 2, 2020, April 8, 2020, and April 10, 2020, putative securities class action complaints were filed in the United States District Court for the Eastern and Southern Districts of New York against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. These lawsuits have been consolidated in the Southern District of New York, under the caption In re Luckin Coffee Inc. Securities Litigation, 1:20-cv-01293 (S.D.N.Y.). On June 12, 2020, the court appointed co-lead plaintiffs pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated class action complaint was filed on September 24, 2020 that alleges, among other things, that the company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the fabricated transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those fabricated transactions on the company’s financial statements. The consolidated class action complaint variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act for a putative class of ADS holders in the period between May 17, 2019 through April 1, 2020. The Company filed a motion to dismiss a portion of the claims on November 24, 2020. On March 5, 2021, the court entered an Order provisionally certifying the class for settlement purposes. On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing the  proceeding in the Cayman Court with proceeding number FSD 157 of 2020 (the “Cayman Proceeding”) as a foreign main proceeding and imposing an automatic stay of U.S. litigation against the Company, to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 21 Subsequent Events - Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

On May 26, 2020, June 18, 2020, and June 23, 2020, putative securities class actions complaints were filed in the Supreme Court of the State of New York, County of New York, against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. The lawsuits variously alleged that the company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the fabricated transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those fabricated transactions on the company’s financial statements, in violation of Sections 11, 12 and 15 of the Securities Act. On October 16, 2020, the court appointed co-lead plaintiffs and consolidated the lawsuits under the caption In re Luckin Coffee Inc. Securities Litigation, 651939/2020 (N.Y. Sup. Ct.). A consolidated amended complaint was filed on December 23, 2020, adding claims against investment vehicles owned by former officers and directors of the Company and the Company’s agent for service of process, Cogency Global Inc. The amended complaint also asserted claims under the Securities Act on behalf of a class of purchasers of convertible bonds issued by Luckin in January 2020. On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing the Company’s Cayman Proceeding as a foreign main proceeding and imposing an automatic stay of U.S. litigation against the Company, to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 21 Subsequent Events - Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

U.S. “Opt Out” Claims

The Company has also been named as a defendant in the following opt-out lawsuits alleging violations of U.S. securities laws: Kingstown Capital Management. v. Luckin Coffee, 1:20-cv-07029 (S.D.N.Y.), which seeks to recover over $22 million in alleged losses; Lai Ye v. Luckin Coffee et al., 1:21-cv-2020 (S.D.N.Y.), who seeks to recover $4 million in alleged losses; Nuveen Winslow Large-Cap Growth ESG Fund et al. v. Luckin Coffee et al., 655177/2020 (N.Y. Sup. Ct.), which seeks to recover over $100 million in alleged losses; and Bequai v. Luckin Coffee, GV20019430-00 (Va. D. Ct., Fairfax Cty.), which seeks to recover $25,000 in losses. On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing the Company’s Cayman proceeding as a foreign main proceeding and imposing an automatic stay of U.S. litigation against the Company, to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 21 Subsequent Events - Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

Certain individuals and institutions claiming to be ADS investors have made informal demands for the company to pay alleged losses resulting from the fabricated transactions disclosed on April 2, 2020, but have not commenced legal proceedings. In the aggregate, the investors that have made information demands have asserted losses in excess of $240 million.

U.S. Derivative Action

The Company is a nominal defendant in a consolidated putative derivative action filed in the Supreme Court of the State of New York captioned In re Luckin Coffee Inc. Derivative Litigation, 652800/2020 (N.Y. Sup. Ct.). This action is stayed pending the Court’s order resolving defendants’ motion to dismiss the complaint in the federal securities class action. On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing the Company’s Cayman proceeding as a foreign main proceeding and imposing an automatic stay of U.S. litigation against the Company, to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 21 Subsequent Events - Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

Canadian Class Action

On or about April 14, 2020, an Application for Authorization to Bring a Class Action was filed against Luckin Coffee Inc. by Martin Banoon (the “Applicant”) in the Superior Court of Quebec file no. 500-06-001058-201. The Applicant seeks authorization to institute a class action on behalf of the proposed class members comprised of holders of the Company’s ADS, as a result of Fabricated Transactions. At the request of the Applicant, the Superior Court of Quebec issued an order staying proceedings pending the Quebec Court of Appeal’s decision in an unrelated class action that is expected to address jurisdictional defenses similar to those that Luckin Coffee Inc. may raise in the Banoon class action.

Cayman Bondholder Action

In May 2020, a group of bondholders commenced proceedings in the Cayman Court seeking to recover approximately US$155 million of losses from the Company. By summons dated May 1, 2020, the bondholders applied ex parte for a worldwide freezing order (the “WFO”) against the Company. On May 8, 2020, the Cayman Court granted a WFO. On July 1, 2020 to July 3, 2020 the return date hearing of the WFO took place and the Cayman Court heard the Company’s application to set aside the WFO. By ruling circulated in draft on July 16, 2020 and delivered on August 3, 2020, the Cayman Court determined that the WFO should be discharged. By order dated July 22, 2020, the Cayman Court discharged the WFO. On August 12, 2020 the Cayman Court ordered that the bondholders’ time for appealing the order to discharge the WFO is extended until the expiry of 14 days after the discharge of the appointment of the JPLs. Whilst the bondholders had previously indicated that they intended to appeal the order dated July 22, 2020, the Company believes such appeal is now unlikely as it could constitute a breach of undertakings under the RSA.

Hong Kong Bondholder Action

In May 2020, litigation was commenced in Hong Kong by the same group of bondholders in the Cayman Bondholder Action against Luckin Coffee Inc, Luckin Coffee Roasting (Hong Kong) Limited, Luckin Coffee (Hong Kong) Limited, Luckin Coffee Roastery (Hong Kong) Limited and Luckin Coffee International (Hong Kong) Limited (the “Luckin Companies”) in which the Hong Kong Court granted an Injunction Order dated 11 May 2020. The Injunction Order was granted in support of the Cayman Bondholder Action and was ancillary to the WFO made by the Cayman Court against Luckin Coffee Inc. The effect of the Hong Kong Injunction Order was to, inter alia, freeze the assets of the Luckin Companies in Hong Kong up to the value of USD160 million. On August 20, 2020, the Hong Kong High Court ordered that the Hong Kong Injunction Order “be discharged forthwith and such Injunction Order will cease to have effect as of the date of [the] Order.” Accordingly, the Hong Kong Injunction Order is no longer in effect and the proceedings in Hong Kong have effectively been discharged. As far as we are aware, there are no other material litigation, claims and/or assessments relevant to the Luckin Companies in Hong Kong to be reported.

Appointment of “Light-Touch” JPLs in the Cayman Islands

On July 10, 2020, a creditor of the Company filed a winding up petition against the Company in the Cayman Court. On July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs to develop and propose a restructuring of the Company’s indebtedness in a manner designed to allow the Company to continue as a going concern. The Board’s powers to conduct the ordinary, day to day business of the Company are preserved but subject to the supervision and oversight of the JPLs. The appointment of the JPLs was made pursuant to our application in response to aforesaid winding-up petition filed by a creditor of the Company. On October 12, 2020, pursuant to a letter of request issued by the Cayman Court dated September 7, 2020, the High Court of the Hong Kong Special Administrative Region made an order recognizing the appointment of the JPLs in Hong Kong.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Dividend Distributions.”

Our Board of Directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or credit standing in the share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our Ordinary Shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

8.B.         Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.                THE OFFER AND LISTING

9.A.         Offering and Listing Details

Our ADSs had been listed on the NASDAQ Global Select Market since May 17, 2019 under the symbol “LK.” Each ADS represents eight Class A ordinary shares, par value US$0.000002 per share. We received delisting notice from Nasdaq on May 15, 2020 and requested a hearing on May 22, 2020. We received another delisting notice from Nasdaq for failure to file our annual report on June 17, 2020. We notified Nasdaq of the Company’s decision to withdraw its request for the hearing on June 24, 2020. On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since the Nasdaq suspended the trading of our ADSs on June 29, 2020.

9.B.         Plan of Distribution

Not applicable.

9.C.         Markets

The ADSs representing our Class A ordinary shares had been listed on the NASDAQ Global Select Market since May 17, 2019 under the symbol “LK.” Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since the Nasdaq suspended the trading of our ADSs on June 29, 2020.

9.D.         Selling Shareholders

Not applicable.

9.E.         Dilution

Not applicable.

9.F.         Expenses of the Issue

Not applicable.

ITEM 10.              ADDITIONAL INFORMATION

10.A.      Share Capital

Not applicable.

10.B.      Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act and the common law of the Cayman Islands.

We incorporate by reference into this annual report our fifth amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019. Our board of directors adopted our fifth amended and restated memorandum and articles of association by a special resolution on April 16, 2019, which became effective immediately prior to completion of our IPO of ADSs representing our Class A ordinary shares.

The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

According to Clause 3 of our fifth amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (2021 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General.  Our authorized share capital is US$50,000 divided into 25,000,000,000 Ordinary Shares, with a par value of US$0.000002 each, comprising (i) 20,000,000,000 Class A ordinary shares with a par value of US$0.000002 each, and (ii) 5,000,000,000 Class B ordinary shares with a par value of US$0.000002 each. Holders of Ordinary Shares have the same rights except for voting and conversion rights. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their Ordinary Shares.

Dividends.  The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to our fifth amended and restated memorandum and articles of association and the Companies Act. Our fifth amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our Board of Directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

Voting Rights.  Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members. Each Class A ordinary share shall be entitled to one vote on all matters subject to vote at general and special meetings of our company and each Class B ordinary share shall be entitled to ten votes on all matters subject to vote at general and special meetings of our company.

A quorum required for a meeting of shareholders consists of a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our fifth memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our board of directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board of Directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than ten percent (10%) of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our fifth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our fifth amended and restated memorandum and articles of association.

Transfer of Ordinary Shares.  Subject to the restrictions in our fifth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any Ordinary Share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of shares;

•                  the instrument of transfer is properly stamped, if required; and

•                  in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four.

If our board of directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than thirty (30) days in any year.

Liquidation.  On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to nominal amount of the shares held by them respectively. Any distribution of assets or capital to a holder of Ordinary Shares will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board of Directors, or are otherwise authorized by our fifth memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.  If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), may be varied with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.  Holders of our Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares.  Our fifth amended and restated memorandum of association authorizes our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares in the authorized share capital of our company.

Our fifth amended and restated memorandum of association also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our Board of Directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions.  Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company.  We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” “means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

10.C.      Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D.      Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

10.E.      Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of King & Wood Mallesons, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or Ordinary Shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but it is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to the Tax Concessions Act of the Cayman Islands, the Company has obtained an undertaking: (i) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (ii) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from March 21, 2019.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and mostly amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders) if such dividends are deemed to be sourced within the PRC. In addition, non-PRC resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Ordinary Shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us) if such dividends or gains are deemed to be sourced within the PRC. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to own our ADSs or Class A ordinary shares.

This discussion applies only to a U.S. Holder that holds the ADSs or underlying ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any alternative minimum or Medicare contribution tax consequences and any tax consequences applicable to U.S. Holders subject to special rules, such as:

•      certain financial institutions;

•      dealers or traders in securities that use a mark-to-market method of tax accounting;

•      persons holding ADSs or Class A ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

•      persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•      entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•      tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•      persons that own or are deemed to own 10% or more of our stock by vote or value; or

•      persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a beneficial owner of ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•      a citizen or individual resident of the United States;

•      a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•      an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and investment gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

Because we hold a substantial amount of cash, our PFIC status for any taxable year will likely depend on the value of our goodwill. The value of our goodwill may be determined by averaging (on a quarterly basis) the excess of the sum of our market capitalization and liabilities over the value of our other assets. If the value of our goodwill for 2019 and 2020 is determined in such manner, based on the actual trading prices of our ADSs we will not have been a PFIC for our taxable years of 2019 and 2020. However, because our market capitalization declined significantly since the second quarter of 2020, there can be no assurance that the Internal Revenue Service (the “IRS”) will not assert that the true value of our goodwill for 2019 and the first quarter of 2020 is in fact lower. If the assertion of that position is successful, we would likely be treated as a PFIC for our taxable years of 2019 and 2020, but our PFIC status will depend on the value of our goodwill for those years. In addition, because we continue to hold substantial amounts of cash and financial investments, we may be a PFIC for our 2021 taxable year. Our PFIC status for our 2021 taxable year can be determined only after the end of the year as it will depend on the composition of our income and assets and the value of our assets (including the value of our goodwill, which as described above may be determined, in large part, by reference to our market capitalization). Moreover, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. For these reasons, our PFIC status for any taxable year is uncertain.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless a “deemed sale” election is filed and the U.S. Holder pays any applicable tax under the PFIC rules described below. In light of the risks described in the preceding paragraph, U.S. Holders should consult their tax advisers regarding the advisability of making this election in their particular circumstances in the case that we are or were, but cease to be, a PFIC.

If we are a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders will not receive the proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares will be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such distributions will be subject to taxation in the same manner.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” while they were listed on the Nasdaq, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph with respect to its taxable year that ended before the taxable year in which our ADSs were delisted from the Nasdaq. U.S. Holders should note that the OTC Pink Limited Information system, on which the prices of our ADSs are currently quoted, is not a “qualified exchange” for purposes of the mark-to-market rules. Therefore, a mark-to-market treatment of the ADSs is not available for as long as the ADSs continue to be delisted from, or not regularly traded on, the Nasdaq or any other qualified stock exchange. U.S. Holders that made (or wish to make) a mark-to-market election with respect to a prior taxable year for which the election may have been available should consult their tax advisers regarding the availability and advisability of making the election in their particular circumstances and the effect the election would have on their income inclusion with respect to, and the tax basis in, their ADSs. U.S. Holders should note that a mark-to-market election cannot be made with respect to Lower-tier PFICs, if any, or with respect to our Class A ordinary shares.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or Class A ordinary shares, the U.S. Holder will generally be required to file annual reports with the IRS.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Taxation of Distributions

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

Distributions paid on ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

In general, dividends paid by certain “qualified foreign corporations” to non-corporate persons may be taxed at a preferential rate, subject to applicable limitations. However, if a non-U.S. corporation is not entitled to the benefits of a comprehensive income tax treaty with the United States, dividends paid by such corporation will qualify for the preferential rate only with respect to stock that are “readily tradable on an established securities market in the United States.” The Internal Revenue Service (the “IRS”) issued a notice in 2003, according to which common stock or American depositary shares in respect of such stock are considered readily tradable on a U.S. established securities market if they are listed on certain national U.S. securities exchanges specified in the notice, such as the Nasdaq. The IRS notice indicates that the IRS continues to consider whether, and under what conditions, the preferential rate may apply also to securities readily tradable on other securities trading platforms, such as trading over the counter. However, to date no additional trading markets have been identified by the Treasury or the IRS as qualifying markets for these purposes. Therefore, because our ADSs were delisted from the Nasdaq, non-corporate U.S. Holders of our ADSs should expect that while the ADSs continue to be delisted from the Nasdaq or any other qualified national U.S. exchange, dividends will likely be reported to them by withholding agents as not qualifying for the preferential rates.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “Taxation—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable Treaty rate in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct the PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

A U.S. Holder will generally recognize gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in such ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. Subject to the PFIC rules, the gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to a tax rate that is lower than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “Taxation—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. Proposed Treasury regulations, if finalized in their current form, may impose additional limitations on the creditability of PRC taxes on disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

Information Reporting and Backup Withholding

In general, payments of dividends and proceeds from the sale or other disposition of ADSs or Class A ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of Class A ordinary shares, or non-U.S. accounts through which ADSs or Class A ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and Class A ordinary shares.

10.F.       Dividends and Paying Agents

Not applicable.

10.G.      Statement by Experts

Not applicable.

10.H.      Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File Number 333-230977), as amended, to register our Class A ordinary shares in relation to our IPO, and a registration statement on Form F-1 (File Number 333-235836), as amended, to register our Class A ordinary shares in relation to our follow-on public offering. We also filed with the SEC a related registration statement on Form F-6 (File Number 333-230989) to register the ADSs representing our Class A ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

Renminbi is not a freely convertible currency. SAFE, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of Renminbi is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in Renminbi amounted to RMB55.7 million, RMB512.7 million and RMB3,334.0 million as of December 31, 2017, 2018 and 2019, respectively.

To the extent that we need to convert U.S. Dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. Dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. Dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. Dollar against the Renminbi would reduce the U.S. Dollar amounts available to us.

Currency convertibility risk

We transact all of our business in Renminbi, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China, or the PBOC. However, the unification of the exchange rates does not imply that the Renminbi may be readily convertible into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure in 2018 and 2019.

ITEM 12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.      Debt Securities

Not applicable.

12.B.      Warrants and Rights

Not applicable.

12.C.      Other Securities

Not applicable.

12.D.      American Depositary Shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• US$.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• US$.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

PART II

ITEM 13.              ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

In January 2020, we issued US$460 million aggregate principal amount of 0.75% convertible senior notes due 2025 (the “Notes”). On July  15, 2020, in response to a winding up petition filed by a creditor, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs. Following this appointment, which constitutes an event of default under the indenture with respect to the Notes, 100% of the principal of, and accrued and unpaid interest on, the Notes automatically became immediately due and payable.

Since the appointment of the JPLs on July 15, 2020, we have been negotiating a restructuring of our financial obligations (the “Restructuring”) under the supervision of the JPLs. On March 16, 2021, we announced that we entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes. Pursuant to the Restructuring contemplated in the RSA, the Company expects to restructure the Notes in a manner designed to allow the Company to comprehensively address its capital structure and better position it for long-term success. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91-96% of par value. There are substantial uncertainties as to whether we will be able to successfully implement the Restructuring. See “Note 21 Subsequent events - Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. — 14.D.      Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.      Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-230977), as amended, which registered 303,600,000 Class A ordinary shares represented by 37,950,000 ADSs (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 4,950,000 ADSs) issued and sold by us, at a public offering price of US$17.00 per ADS for a total offering size of approximately US$645.2 million, and was declared effective by the SEC on May 16, 2019, for our IPO, which closed in May 2019. Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, China International Capital Corporation Hong Kong Securities Limited and Haitong International Securities Company Limited were the representatives of the underwriters.

For the period from May 16, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC to May 31, 2021, the total expenses incurred for our company’s account in connection with our IPO was approximately US$44.5 million, which included US$37.9 million in underwriting discounts and commissions for the IPO and approximately US$6.6 million in other costs and expenses for our IPO. We received net proceeds of approximately US$607.2 million from our IPO and and US$50.0 million from the concurrent private placements to Louis Dreyfus Company B.V. in May 2019 and exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from May 16, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to May 31, 2021, we have used all of the net proceeds received from our IPO for general corporate purposes.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-235836), which registered 126,960,000 Class A ordinary shares represented by 15,870,000 ADSs (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 4,950,000 ADSs), comprising 10,350,000 ADSs issued and sold by us and 5,520,000 ADSs sold by a selling shareholder, at a public offering price of US$42.00 per ADS for a total offering size of approximately US$666.5 million, and was declared effective by the SEC on January 9, 2020, for our public offering, which closed in January 2020. Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, China International Capital Corporation Hong Kong Securities Limited and Haitong International Securities Company Limited were the representatives of the underwriters.

For the period from January 9, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC to May 31, 2021, the total expenses incurred for our company’s account in connection with our public offering in January 2020 was approximately US$16.4 million, which included US$15.2 million in underwriting discounts and commissions for the public offering and approximately US$1.2 million in other costs and expenses for our public offering. We received net proceeds of approximately US$419.5 million from our public offering in January 2020 and exercise of over-allotment option. We did not receive any of the proceeds from the sale of ADSs by the selling shareholder. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from January 9, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to May 31, 2021, we have used all of the net proceeds received from our public offering in January 2020 for general corporate purposes.

ITEM 15.              CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon this evaluation, our management has concluded that, as of December 31, 2019, our existing disclosure controls and procedures were ineffective because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We have undertaken the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “—Management’s Plan for Remediation of Material Weaknesses.”

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses as of December 31, 2019:

•                  Lack of sufficient entity level control policies and procedures, including failure to demonstrate commitment to integrity and ethical values and lack of appropriate segregation of functions and duties;

•                  Lack of control procedures to monitor the accesses granted and activities conducted within the information databases for the purpose of financial reporting; and

•                  Lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and the Securities and Exchange Commission, or the SEC, rules.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. See “Item 3. Key Information—D. Risk Factors—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.”

Management’s Plan for Remediation of Material Weaknesses

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to remediate the material weaknesses in internal control over financial reporting, and the ineffectiveness of our disclosure controls and procedures described above.  We are committed to continuing to establish a comprehensive and effective internal control system.  In particular, we plan to continue to assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner.

Before the discovery of the fabricated transactions self-disclosed by the Company on April 2, 2020, the Company engaged internal control consultant Protiviti to conduct a Sarbanes-Oxley Act readiness review in December 2019, and an agreed-upon procedures review in February 2020, which contributed to the discovery of the fabricated transactions.

Since the discovery of the fraudulent transactions in 2020, the Company has devoted significant resources in conducting the Internal Investigation, restating the quarterly financial information impacted by the misconduct, and facilitating the work of its auditors with the goal of filing the 2019 annual report as soon as possible.  To that effect, the Company spent over RMB123.5 million (US$17.7 million) for the professional services from independent legal advisors and forensic accountants to complete the Internal Investigation. To provide additional resources and support to the finance department, the Company has spent over RMB6.0 million (US$0.8 million) on hiring an independent pre-audit advisor to assist the Company in its management restatement, preparation of financial statements and accounting technical memorandums. We also engaged an independent internal control advisor to identify control weaknesses and provide guidance on enhancement measures.

Based on recommendations from the independent professional advisors, we have taken steps promptly to enhance the corporate governance structure and the accounting, banking, and financial disclosure controls.  We have committed significant resources toward the design and implementation of an effective corporate compliance program. Over RMB2.3 million (US$0.3 million) in financial resources is currently being dedicated on a monthly basis to the newly created functions and positions, and over RMB15.2 million (US$2.1 million) has been invested into enhancing the Company’s IT equipment and infrastructure since the identification of the fabricated transactions. Specifically, the Company has taken, or is in the process of taking, the following remediation actions:

•      The Company has implemented substantially all recommendations from the Special Committee, including: (i) replacement of chairman of the Board and termination of all implicated directors; (ii) termination, discretionary compensation reduction, warning and/or no re-hire policy with respect to 34 personnel; (iii) termination of business relationship and transactions with 69 third-party entities (“Restricted Entities”); (iv) replacement of two HR service firms identified as being involved in the fraudulent transactions; and (v) restructuring the company’s management team by changing reporting lines and functions such that the CFO gained full control over the finance department, has a dotted reporting line to the Audit Committee and is budgeted to allocate sufficient resources.

•      The Company has significantly enhanced its internal control capabilities by ensuring the staff in the key functions and positions, including accounting and financial reporting personnel, have relevant experience and suitable background.  Specially, the Company has (i) established an internal audit function consisting of auditing and IT experts, all of whom have significant prior experience at Big-Four accounting firms and who report to the Audit Committee; (ii) recruited a special counsel with prior leadership experiences at a multinational company to lead the Company’s legal team and work with finance, internal audit, external counsel and the Audit Committee to, amongst others, improve the Company’s policies and procedures, (iii) recruited a VP of finance, who is a member of the American Institute of CPAs with extensive experience working at U.S.-listed companies, and (iv) created a compliance function, led by, on a temporary basis, a secondee attorney with U.S.-listed company experience, and (v) recruited an internal control director to lead the internal control team in assisting the Audit Committee and management with risk management and internal control processes.  The new internal audit function is charged with the responsibilities  of developing an internal audit workplan under the guidance of the Audit Committee and performing internal audits, including the IT internal audit, to test the effectiveness of the enhancement measures.

•      The Company has strengthened the controls on payment, including the following: (i) ensuring all payments go through the centralized Office Automation System (“OA System”) (except social insurance, tax and payments automatically deducted by authorities) and have all required supporting documents showing valid business reason; (ii) requiring final approvals by the CEO and CFO for all payments over a certain materiality threshold; (iii) implementing a blacklist system to prevent contracts being entered into or payments being made to the Restricted Entities; (iv) delineation and segregation of duties with respect to online banking payment control process; (v) enhanced procedure to reconcile OA system data and bank transfer records; (vi) strengthening of the treasury controls, including with respect to financial investments, guarantee letters, onshore/offshore controls, and account optimization; and (vii) JPLs oversights with increased scrutiny on cash management including any payments offshore and any material payments onshore that are outside the ordinary course of business.

•      The Company has strengthened the internal controls on the contract cycle, including (i) establishment of a procurement review board; (ii) implementation of a contract approval matrix on the OA System requiring any contracts with an amount over a certain materiality threshold or any framework contracts to be approved by finance and legal leaderships as well as the CEO, and, for offshore contracts, approval of the JPLs; (iii) requiring counterparty background check before onboarding any raw material suppliers to identify any Restricted Entities or related parties; and (iv) improving and strengthening the company chop management process.

•      In order to enhance control over access to and activities conducted on the IT systems and databases, improve its financial reporting integrity, and promote early detection of abnormalities of financial and non-financial operation data, the Company has strengthened its IT-related controls by: (i) establishing an information security protocol to record all changes in the Compass system, the Company’s proprietary financial reporting management system;(ii) replacing the existing network defense and security auditing system, and migrating to an upgraded and completely independent network environment;  (iii) establishing regular log review process by an IT Security Operation team with respect to all major applications; (iv) creating a direct reporting line between the IT Security Operation team and  the VP for IT to facilitate escalation of concerns and issues identified; (v) tightening control over IT access rights to prevent unauthorized access; (vi) clearly delineating the duties of different IT teams and defining the escalation process for security incident reporting; (vii) requiring review by the Security Operation team and/or approval by the VP for IT for the creation of all new databases, all changes of significant configurations to the Company’s financial reporting software, and batch updating bulk amounts of data at the database level; (viii) establishing a regular stock-taking process of all servers, databases and applications to monitor the security and normalcy of the systems; and (ix) developing an IT test plan for each of the application systems to examine their robustness.

•      To promote the compliance culture within the Company with an emphasis of integrity and ethical values, the Company has developed a whistle-blowing program, devised an anti-fraud program, and published and implemented policies and procedures regarding related party transactions, insider trading, anti-corruption compliance, and information security.  New procedures have also been adopted to enhance internal controls, including the launch of periodic risk assessments, formalization of processes for contract review, and implementation of an annual vendor evaluation review.

•      To tighten human resources controls, the Company’s HR department performed a headcount review and will be conducting quarterly reconciliations of the staff roster, payroll list, employment contracts and OA accounts.

•      The Company is in the process of establishing a standalone financial performance and analysis (“FP&A”) function, and has onboarded a new head of FP&A, with ongoing monitoring of selected KPI/KRIs. It has implemented weekly reporting templates and formulated a detailed bottoms-up business plan with input from all departments.  The company is also currently in the progress of formalizing and rolling out a more comprehensive budgeting process.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.          Audit Committee Financial Expert

Our board of directors has determined that Mr. Sean Shao, an independent director and the member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules. Mr. Sean Shao satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

ITEM 16.B.          Code of Ethics

Our board of directors has adopted a code of business conduct and ethics, as amended in December 2020, that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our amended code of business conduct and ethics as Exhibit 11.1 of this annual report on Form 20-F and posted a copy of our amended code of business conduct and ethics on our website at http://investor.luckincoffee.com/. We hereby undertake to provide to any person without charge, a copy of our latest code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.          Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, namely Ernst & Young Hua Ming LLP, Marcum Bernstein & Pinchuk LLP and Centurion ZD CPA & Co., for the periods indicated.

	Year Ended December 31,
Services	2018	2019
	RMB	RMB
	(in thousands)
Audit Fees(1)	5,147	45,012
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	366	494
Total	5,513	45,506

(1) Audit Fees. Audit fees mean the aggregate fees billed for each of the fiscal periods listed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2) Audit-related Fees. Audit-related fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3) Tax Fees. Tax fees mean the aggregate fees billed in each of the fiscal periods listed for professional services related to tax compliance.

(4) Other Fees. Other fees mean the aggregate fees billed in each of the fiscal periods listed for professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Centurion ZD CPA & Co., our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.          Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16.F.          Change in Registrant’s Certifying Accountant

On September 17, 2020, we engaged Marcum Bernstein & Pinchuk LLP (“Marcum BP”) as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal years ended December 31, 2019. Marcum BP replaced Ernst & Young Hua Ming LLP (“E&Y”) whose engagement was terminated by us on September 16, 2020. The change of our independent registered public accounting firm was approved by our Board and the Audit Committee of our Board, and the decision was not made due to any disagreements between us and E&Y.

The reports of E&Y on our consolidated financial statements for the period from June 16, 2017 (date of inception) through December 31, 2017 and the year ended December 31, 2018 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal year ended December 31, 2018 and the subsequent period prior to our engagement of Marcum BP, there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions therein) with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreements in its report on the consolidated financial statements for such periods; or (ii) “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that: a. E&Y advised us of, and discussed with our Board and the Audit Committee of our Board regarding, two material weaknesses in our internal control over financial reporting related to lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and the SEC rules, and lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and the SEC reporting requirements, both of which E&Y is authorized to discuss with Marcum BP without limitation; and b. the Internal Investigation. E&Y has not completed its audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2019, at the time of its dismissal.

The Special Committee substantially completed the Internal Investigation, the findings of which resulted in impacts to the year ended December 31, 2019 only, as disclosed in Note 21 to the Company’s consolidated financial statements for the year ended December 31, 2019. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

On April 15, 2021, we engaged Centurion ZD CPA & Co. (“CZD”) as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal years ended December 31, 2019. CZD replaced Marcum BP whose engagement was terminated by us on April 15, 2021. The change of our independent registered public accounting firm was approved by our Board and the Audit Committee of our Board, and the decision was not made due to any disagreements between us and Marcum BP.

From September 17, 2020, the date we engaged Marcum BP as our independent registered public accounting firm, to the date of our engagement of CZD, there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions therein) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure; or (ii) “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. While we have given full access of information to Marcum BP, at the time of its dismissal, Marcum BP believed that it had not gathered sufficient independent third-party data or conducted sufficient audit procedures to complete the audit in light of certain areas identified in our information technology general controls during the year ended December 31, 2019, which Marcum BP is authorized to discuss with CZD without limitation.

We provided a copy of this disclosure in Item 16.F to E&Y and requested that E&Y furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from E&Y addressed to the SEC, dated June 30, 2021, is filed herein as Exhibit 15.6.

We provided a copy of this disclosure in Item 16.F to Marcum BP and requested that Marcum BP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Marcum BP addressed to the SEC, dated June 30, 2021, is filed herein as Exhibit 15.4.

Prior to CZD’s engagement, neither we nor anyone on our behalf consulted CZD regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by CZD that CZD concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event.

ITEM 16.G.         Corporate Governance

As a Cayman Islands exempted company previously listed on the NASDAQ Global Select Market, we were subject to NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. We intended to follow Cayman Islands corporate governance practices in lieu of the NASDAQ corporate governance requirements that listed companies must have a majority of independent directors and that the audit committee consist of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. As of July 1, 2020, our ADSs were removed from listing and trading on the NASDAQ Global Select Market.

ITEM 16.H.         Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.              FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.              FINANCIAL STATEMENTS

The consolidated financial statements of Luckin Coffee Inc. are included at the end of this annual report.

ITEM 19.              EXHIBITS

Exhibit Number	Description of Document
1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

2.1	Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

2.3

Deposit Agreement, dated May 16, 2019, among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

2.4*	Description of Securities registered under Section 12 of the Exchange Act
4.1

2019 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.2	2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-38896) filed with the Securities and Exchange Commission on January 25, 2021)
4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.5

Series A Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Primus Investments Fund, L.P., Mayer Investments Fund, L.P., STAR GROVE GLOBAL LIMITED, Lucky Cup Holdings Limited, Joy Capital II, L.P., Joy Luck Management Limited, Galaxy Shine Limited, Carob Investment Pte Ltd and other parties named therein dated June 22, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.6

Series B Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Joy Capital II, L.P., Honour Ample Limited, Joy Luck Management Limited, Fortunate Cup Holdings Limited, China International Capital Corporation (Hong Kong) Limited, Carob Investment Pte Ltd and other parties named therein dated November 2, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.7

Additional Series B Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Galaxy Shine Limited and other parties named therein dated January 9, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.8

Series B-1 Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Darsana Master Fund LP, Bel45 Private Opportunities Fund, L.P., Tango Capital Opportunities Fund, L.P., TSCL Private Markets Fund, L.P., NDSIB Private Opportunities Fund, L.P., BlackRock Private Opportunities Fund IV, L.P., BR POF IV Cayman Master Fund, L.P., High Rock Direct Fund, L.P., BlackRock MD Private Opportunities Fund, L.P., 1885 Private Opportunities Fund, L.P., NHRS Private Opportunities Fund, L.P., Sullivan Way Private Opportunities Fund, L.P., Coin Private Opportunities, L.P., POF III Scottish Master, L.P., BlackRock Inverwood Private Opportunities Fund, L.P., OV Private Opportunities, L.P., Red River Direct Investment Fund III, L.P., BR/ERB Co-Investment Fund II, L.P., BlackRock MSV Private Opportunities Fund, L.P., Private Equity Partners VII Master, L.P., Private Equity Partners VII US, L.P., BlackRock Private Opportunities Fund IV Master SCSp, Total Alternatives Fund—Private Equity LP, Total Alternatives Fund—Private Equity (B) LP and other parties named therein dated April 12, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.9

Third Amended and Restated Investors’ Rights Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Primus Investments Fund, L.P., Mayer Investments Fund, L.P., Star Grove Global Limited, Lucky Cup Holdings Limited, Joy Capital II, L.P., Joy Luck Management Limited, Galaxy Shine Limited, Carob Investment Pte Ltd, Honour Ample Limited, Fortunate Cup Holdings Limited, Blue Fortune Limited, Darsana Master Fund LP, Bel45 Private Opportunities Fund, L.P., Tango Capital Opportunities Fund, L.P., TSCL Private Markets Fund, L.P., NDSIB Private Opportunities Fund, L.P., BlackRock Private Opportunities Fund IV, L.P., BR POF IV Cayman Master Fund, L.P., High Rock Direct Fund, L.P., BlackRock MD Private Opportunities Fund, L.P., 1885 Private Opportunities Fund, L.P., NHRS Private Opportunities Fund, L.P., Sullivan Way Private Opportunities Fund, L.P., Coin Private Opportunities, L.P., POF III Scottish Master, L.P., BlackRock Inverwood Private Opportunities Fund, L.P., OV Private Opportunities, L.P., Red River Direct Investment Fund III, L.P., BR/ERB Co-Investment Fund II, L.P., BlackRock MSV Private Opportunities Fund, L.P., Private Equity Partners VII Master, L.P., Private Equity Partners VII US, L.P., BlackRock Private Opportunities Fund IV Master SCSp, Total Alternatives Fund—Private Equity LP, Total Alternatives Fund—Private Equity (B) LP, Taide Investment Management Ltd and other parties named therein dated April 17, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.10

Subscription Agreement by and between the Registrant and Louis Dreyfus Company B.V. dated April 19, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.11

Master Exclusive Service Agreement between Beijing WFOE and Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.12

Business Cooperation Agreement among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.13

Proxy Agreement and Power of Attorney among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.14

Exclusive Option Agreement among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.15

Share Pledge Agreement between Beijing WFOE and the shareholders of Beijing Luckin Coffee Technology Ltd. dated September 20, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.16

Confirmation and Guarantee Letter granted by Ms. Jenny Zhiya Qian dated September 20, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.17

Confirmation and Guarantee Letter granted by Mr. Min Chen dated September 20, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.18

Spousal Consent granted by the spouse of Mr. Min Chen dated September 20, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.19

Restructuring Support Agreement by and among the Registrant, the joint provisional liquidators appointed to the Company by the order of the Grand Court of the Cayman Islands dated July 15, 2020 in the provisional liquidation proceedings relating to the Registrant (Cause No. FSD 157 of 2020 (ASCJ)) and certain holders of the Registrant’s convertible senior notes due 2025, dated March 16, 2021 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K (File No. 001-38896) filed with the Securities and Exchange Commission on March 16, 2021)

4.20*	Investment Agreement by and among the Registrant, Cannonball Limited and Joy Capital II, L.P. dated April 15, 2021
8.1*	List of Significant Subsidiaries and VIE of the Registrant

11.1*	Amended Code of Business Conduct and Ethics of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of King & Wood Mallesons
15.2*	Consent of Harney Westwood & Riegels
15.3*	Consent of Centurion ZD CPA & Co., Independent Registered Public Accounting Firm
15.4*	Letter from Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm
15.5*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
15.6*	Letter from Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*              Filed herewith

**           Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Luckin Coffee Inc.

By:	/s/ Reinout Hendrik Schakel
	Name:	Reinout Hendrik Schakel
	Title:	Chief Financial Officer and Chief Strategy Officer

Date: June 30, 2021

LUCKIN COFFEE INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2 – F-3
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2019	F-4 – F-5
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE PERIOD FROM JUNE 16, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019	F-6
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/ EQUITY FOR THE PERIOD FROM JUNE 16, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019	F-7
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM JUNE 16, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019	F-8 – F-10
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM JUNE 16, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019	F-11 – F-48

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong

香港紅磡德豐街22號海濱廣場二期13樓1304室

Tel : (852) 2126 2388   Fax: (852) 2122 9078

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Luckin Coffee Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Luckin Coffee Inc. and subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of comprehensive loss, consolidated statements of shareholders’ (deficits) / equity, and consolidated statement of cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, and the consolidated results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA& Co.

Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2021.

Hong Kong, China

June 30, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Luckin Coffee Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Luckin Coffee Inc. (the "Company") as of December 31, 2018, the related consolidated statements of comprehensive loss, shareholders' deficits and cash flows for the period from June 16, 2017 (date of inception) through December 31, 2017 and the year ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the period from June 16, 2017 (date of inception) through December 31, 2017 and the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP
We served as the Company’s auditor from 2019 to 2020.
Shanghai, the People's Republic of China
February 22, 2019

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,630,983	4,865,824	698,932
Restricted cash		—	101,496	14,579
Short-term investments	4	130,000	500,000	71,821
Accounts receivable	5	—	22,801	3,275
Receivables from online payment platforms		4,609	16,190	2,326
Inventories, net	6	150,015	385,544	55,380
Prepaid expenses and other current assets, net	7	365,510	1,660,439	238,507
Amount due from a related party	12	147,559	90	13
Total current assets		2,428,676	7,552,384	1,084,833

Non-current assets:
Property and equipment, net	8	904,992	1,938,409	278,435
Restricted cash		—	14,109	2,027
Other non-current assets, net	9	151,408	257,359	36,967
Total non-current assets		1,056,400	2,209,877	317,429

Total assets		3,485,076	9,762,261	1,402,262

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Current liabilities:
Short-term bank borrowing	10	8,000	—	—
Current portion of long-term borrowings	10	72,787	261,934	37,624
Capital lease obligation	8	108,664	11,537	1,657
Accounts payable		176,704	538,087	77,291
Notes payable		—	94,873	13,628
Accrued expenses and other liabilities	11	371,017	3,193,849	458,770
Amounts due to related parties	12	24,198	64,175	9,218
Deferred revenues		—	144,924	20,817
Warrant liability		19,520	—	—
Total current liabilities		780,890	4,309,379	619,005

Non-current liabilities:
Long-term borrowings	10	226,969	310,355	44,580
Deferred revenues		126,469	—	—
Total non-current liabilities		353,438	310,355	44,580

Total liabilities		1,134,328	4,619,734	663,585

Commitments and contingencies	20

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

		As of December 31,
	Notes	2018	2019
		RMB	RMB	US$

Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.001 par value; 2,000,000 shares and nil authorized as of December 31, 2018 and December 31, 2019, respectively; 544,688 and nil issued and outstanding as of December 31, 2018 and December 31, 2019 respectively)	14	2,113,347	—	—
Series B convertible redeemable preferred shares (US$0.001 par value; 1,000,000 shares and nil authorized as of December 31, 2018 and December 31, 2019, respectively; 272,343 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	14	2,164,994	—	—
Total mezzanine equity		4,278,341	—	—

Shareholders’ (deficits)/equity:
Class A ordinary shares (US$0.000002 par value; nil and 20,000,000,000 shares authorized as of December 31, 2018 and December 31, 2019, respectively, nil and 664,687,728 issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	15	—	8	1
Class B ordinary shares (US$0.000002 par value; nil and 5,000,000,000 shares authorized as of December 31, 2018 and December 31, 2019, respectively; nil and 1,277,687,072 issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	15	—	13	2
Ordinary Shares (US$0.001 par value; 45,400,000 and nil shares authorized as of December 31, 2018 and December 31, 2019, respectively; 750,000 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	15	—	—	—
Angel-1 Shares (US$0.001 par value; 1,000,000 shares and nil authorized; 915,750 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	15	743,376	—	—
Angel-2 Shares (US$0.001 par value; 600,000 shares and nil authorized; 513,000 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively) (Angel-1 shares and Angel-2 shares, collectively “Angel Shares”)	15	512,812	—	—
Additional paid-in capital		65,000	11,845,920	1,701,560
Statutory reserves		—	421	60
Accumulated deficits		(3,246,705)	(6,863,595)	(985,894)
Accumulated other comprehensive (loss)/income		(2,076)	77,357	11,112
Total Company’s ordinary shareholders’ (deficits)/ equity		(1,927,593)	5,060,124	726,841
Non-controlling interests		—	82,403	11,836
Total shareholders’(deficits)/equity		(1,927,593)	5,142,527	738,677

Total liabilities, mezzanine equity and shareholders’ equity		3,485,076	9,762,261	1,402,262

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	Notes	2017	2018	2019
		RMB	RMB	RMB	US$
Net revenues:
Revenues from product sales		250	840,695	3,009,590	432,301
Revenues from partnership stores		—	—	15,344	2,204
Total net revenues		250	840,695	3,024,934	434,505
Cost of materials		(789)	(532,217)	(1,623,324)	(233,176)
Store rental and other operating costs		(1,559)	(576,244)	(1,597,125)	(229,413)
Depreciation and amortization expenses	8, 9	(917)	(106,690)	(411,883)	(59,163)
Sales and marketing expenses		(25,464)	(746,018)	(1,251,506)	(179,768)
General and administrative expenses		(22,005)	(379,738)	(1,072,339)	(154,032)
Store preopening and other expenses		(5,723)	(97,794)	(71,623)	(10,288)
Impairment loss of long-lived assets	8, 9	—	—	(209,249)	(30,057)
Total operating expenses		(56,457)	(2,438,701)	(6,237,049)	(895,897)
Operating loss		(56,207)	(1,598,006)	(3,212,115)	(461,392)
Interest income		11	8,915	79,407	11,406
Interest and financing expenses		—	(16,121)	(31,629)	(4,543)
Foreign exchange (loss)/ gain, net		(175)	13,113	19,842	2,850
Other (expenses)/ income, net		—	(7,777)	(6,303)	(905)
Change in the fair value of warrant liability	19	—	(19,276)	(8,322)	(1,195)
Net loss before income taxes		(56,371)	(1,619,152)	(3,159,120)	(453,779)
Income tax expense	17	—	—	(1,387)	(199)
Net loss		(56,371)	(1,619,152)	(3,160,507)	(453,978)
Add: Accretion to redemption value of convertible redeemable preferred shares		—	(1,571,182)	(552,036)	(79,295)
Add: Deemed distribution to a certain holder of Series B convertible redeemable preferred shares		—	—	(2,127)	(306)
Less: Net loss attributable to non-controlling interests		—	—	(2,074)	(298)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders		(56,371)	(3,190,334)	(3,712,596)	(533,281)

Loss per share:
Basic and diluted*	18	(0.15)	(4.32)	(2.31)	(0.33)

Weighted average shares outstanding used in calculating basic and diluted loss per share:
Basic and diluted*	18	375,000,000	739,037,500	1,609,200,055	1,609,200,055

Net loss		(56,371)	(1,619,152)	(3,160,507)	(453,978)
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation difference, net of tax of nil		—	(2,076)	79,433	11,410
Total comprehensive loss		(56,371)	(1,621,228)	(3,081,074)	(442,568)
Add: Accretion to redemption value of convertible redeemable preferred shares		—	(1,571,182)	(552,036)	(79,295)
Add: Deemed distribution to a certain holder of Series B convertible redeemable preferred shares		—	—	(2,127)	(306)
Less: total comprehensive loss attributable to non-controlling interests		—	—	(2,074)	(298)
Total comprehensive loss attributable to the Company’s ordinary shareholders and angel shareholders		(56,371)	(3,192,410)	(3,633,163)	(521,871)

* 1-to-500 share split concurrent with the completion of IPO in May 2019 was accounted for on a retrospective basis  for the calculation of basic and diluted loss per share as if it was completed at the inception of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

														Total Company’s
											Accumulated			ordinary
		Ordinary Shares		Class A ordinary shares		Class B ordinary shares		Angel Shares		Additional paid-in	other comprehensive	Statutory	Accumulated	shareholders’ (deficits)/	Non- controlling	Total shareholders’
	Notes	Share	Amount	Share	Amount	Share	Amount	Shares	Amount	capital	(loss)/income	reserves	deficits	equity	interests	(deficits)/equity
Balance as of June 16, 2017 (date of inception)
Net loss		—	—	—	—	—	—	—	—	—	—	—	(56,371)	(56,371)	—	(56,371)
Contribution by shareholders		—	—	—	—			—		5,000	—	—	—	5,000	—	5,000
Issuance of ordinary shares		750,000	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2017		750,000	—	—	—	—	—	—	—	5,000	—	—	(56,371)	(51,371)	—	(51,371)
Net loss		—	—	—	—	—	—	—	—	—	—	—	(1,619,152)	(1,619,152)	—	(1,619,152)
Foreign currency translation difference		—	—	—	—	—	—	—	—	—	(2,076)	—	—	(2,076)	—	(2,076)
Accretion to redemption value of convertible redeemable preferred shares		—	—	—	—	—	—	—	—	—	—	—	(1,571,182)	(1,571,182)		(1,571,182)
Contribution by shareholders		—	—	—	—	—	—	—	—	60,000	—	—	—	60,000	—	60,000
Issuance of Angel Shares		—	—	—	—	—	—	1,428,750	1,256,188	—	—	—		1,256,188	—	1,256,188
Balance as of December 31, 2018		750,000	—	—	—	—		1,428,750	1,256,188	65,000	(2,076)	—	(3,246,705)	(1,927,593)	—	(1,927,593)
Net loss				—	—	—	—	—	—	—	—	—	(3,158,433)	(3,158,433)	(2,074)	(3,160,507)
Foreign currency translation difference		—	—	—	—	—	—	—	—	—	79,433	—	—	79,433	—	79,433
Accretion to redemption value of convertible redeemable preferred shares		—	—	—	—	—	—	—	—	(94,000)	—	—	(458,036)	(552,036)	—	(552,036)
Deemed distribution to a certain holder of Series B convertible redeemable preferred shares	14	—	—	—	—	—	—	—	—	(2,127)	—	—	—	(2,127)	—	(2,127)
Conversion from Angel Shares to Class B ordinary shares	15	—	—	—	—	1,428,750	9	(1,428,750)	(1,256,188)	1,256,179	—	—	—	—	—	—
Conversion from Ordinary Shares and Preferred Shares to Class A and Class B ordinary shares	15	(750,000)	—	15,211	—	1,747,022	7	—	—	5,960,080	—	—	—	5,960,087	—	5,960,087
1-to-500 share split	15	—	—	7,590,289	—	1,584,710,228	—	—	—	—	—	—	—	—	—	—
Conversion from Class B ordinary shares to Class A ordinary shares	15	—	—	310,198,928	3	(310,198,928)	(3)	—	—	—	—	—	—	—	—	—
Issuance of Class A ordinary shares	15	—	—	327,129,412	5	—	—	—	—	4,508,503	—	—	—	4,508,508	—	4,508,508
Issuance of Class A ordinary shares for 2019 share option plan	16	—	—	19,753,888	—	—	—	—	—	—	—	—	—	—	—	—
Share based compensation	16	—	—	—	—			—		152,285	—	—	—	152,285	—	152,285
Appropriation to statutory reserves		—	—	—	—			—	—	—	—	421	(421)	—	—	—
Contribution from non-controlling shareholder in a subsidiary		—	—	—	—			—	—	—	—	—	—	—	84,477	84,477
Balance as of December 31, 2019		—	—	664,687,728	8	1,277,687,072	13	—	—	11,845,920	77,357	421	(6,863,595)	5,060,124	82,403	5,142,527
Balance as of December 31, 2019 (US$)			—		1		2		—	1,701,560	11,112	60	(985,894)	726,841	11,836	738,677

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares)

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(56,371)	(1,619,152)	(3,160,507)	(453,978)
Adjustments to reconcile net loss to net cash provided by operating activities:
Foreign exchange loss/ (gain), net	175	25,101	(19,953)	(2,866)
Loss on disposal of property and equipment	—	—	5	1
Depreciation and amortization	917	106,690	411,883	59,163
Change in the fair value of warrant liability	—	19,276	8,322	1,195
Impairment of long-lived assets	—	—	209,249	30,057
Allowance for unrecoverable payments in relation to fabricated transactions	—	—	49,829	7,157
Allowance for prepayments	—	—	8,585	1,233
Interest and financing expenses	—	8,074	—	—
Share-based compensation expenses	—	—	152,285	21,874
Amortized income for the refund from shares depositary bank	—	—	3,854	554

Changes in operating assets and liabilities:
Accounts receivable	—	—	(22,801)	(3,275)
Inventories	(3,396)	(146,619)	(235,529)	(33,832)
Receivables from online payment platforms	(12)	(4,597)	(11,581)	(1,664)
Prepaid expenses and other current assets	(36,604)	(311,355)	(382,762)	(54,980)
Other non-current assets	(5,843)	(76,582)	(35,080)	(5,039)
Amounts due from a related party	—	—	(90)	(13)
Accounts and notes payable	—	176,704	367,376	52,770
Accrued expenses and other liabilities	6,076	361,131	476,513	68,448
Amounts due to related parties	—	24,198	(5,023)	(722)
Deferred revenues	32	126,437	18,455	2,651

Net cash used in operating activities	(95,026)	(1,310,694)	(2,166,970)	(311,266)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(72,922)	(1,005,659)	(1,570,989)	(225,658)
Prepayment for land use right	—	—	(43,250)	(6,212)
Disposal of property and equipment	—	—	20,790	2,986
Purchases of short-term investments	—	(3,666,960)	(1,030,000)	(147,950)
Proceeds received from maturity of short-term investments	—	3,536,960	660,000	94,803
Loan to a related party	—	(147,559)	—	—
Repayment from a related party	—	—	147,559	21,196
Cash paid to a related party and an individual on behalf of the related party	—	—	(306,319)	(44,000)
Cash repaid from a related party	—	—	306,319	44,000

Net cash used in investing activities	(72,922)	(1,283,218)	(1,815,890)	(260,835)

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Angel Shares	—	890,913	—	—
Proceeds from issuance of Series A convertible redeemable preferred shares, net of issuance costs	—	1,318,075	—	—
Proceeds from issuance of Series B convertible redeemable preferred shares, net of issuance costs	—	1,387,421	33,861	4,864
Proceeds from issuance of Series B-1 preferred shares, net of issuance cost	—	—	1,065,882	153,104
Proceeds from issuance of Class A ordinary shares, net of issuance cost	—	—	4,508,507	647,607
Proceeds from short-term borrowings	—	8,000	59,582	8,558
Proceeds from capital lease	—	172,868	44,434	6,383
Repayments for short-term borrowings	—	—	(67,582)	(9,708)
Capital lease payments	—	(68,325)	(143,060)	(20,549)
(Payment)/return of deposit for capital lease	—	(17,550)	13,050	1,875
Proceeds from long-term borrowing	—	300,000	349,650	50,224
Repayments for long-term borrowing	—	—	(77,117)	(11,077)
Deposit for long-term borrowing	—	(3,000)	—	—
Loans from related parties	382,219	—	—	—
Repayments of loans from related parties	—	(60,000)	—	—
Contribution from Ordinary shareholders	5,000	60,000	—	—
Contribution from non-controlling shareholder in a subsidiary	—	—	84,477	12,134
Refund from shares depositary bank	—	—	52,628	7,560
Cash received in relation to fabricated transaction	—	—	2,309,107	331,682
Cash paid in relation to fabricated transaction	—	—	(992,673)	(142,589)

Net cash generated from financing activities	387,219	3,988,402	7,240,746	1,040,068

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(175)	17,397	92,560	13,295
Net increase in cash and cash equivalents and restricted cash	219,096	1,411,887	3,350,446	481,262
Cash and cash equivalents and restricted cash at beginning of period/year	—	219,096	1,630,983	234,276

Cash and cash equivalents and restricted cash at end of period/year	219,096	1,630,983	4,981,429	715,538

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Supplemental disclosures of cash flow information:
Interests received	11	8,459	77,045	11,067
Interests paid, net of capitalization	—	(8,047)	(33,040)	(4,746)
Income taxes paid	—	—	—	—

Supplemental disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other liabilities	—	(119,995)	(5,131)	(737)
Purchase of property and equipment through capital lease	—	(108,664)	—	—
Purchase of property and equipment included in notes payable	—	—	(88,881)	(12,767)
Issuance of Angel Shares converted from loans from angel shareholders	—	322,219	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.              ORGANIZATION

Luckin Coffee Inc. (the ‘‘Company’’) was incorporated in the Cayman Islands on June 16, 2017 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries and variable interest entity (the “VIE”) (collectively, the ‘‘Group’’) are principally engaged in the provision of retail services for high-quality and affordable freshly brewed drinks and pre-made food and beverage items in the People’s Republic of China (the ‘‘PRC’’ or ‘‘China’’).

(a)        As of December 31,2019, the details of the Company’s principal subsidiaries and VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities

Subsidiaries:
Luckin Coffee Investment Inc. (“Luckin BVI”)	June 16, 2017	British Virgin Islands	100%	Investment holding
Luckin Coffee (Hong Kong) Limited (“Luckin HK”)	June 19, 2017	Hong Kong	100%	Investment holding
Luckin Coffee Roasting (Hong Kong) Limited (“Luckin Roasting”)	April 12, 2019	Hong Kong	100%	Investment holding
Luckin Coffee Roastery (Hong Kong) Limited (“Luckin Roastery”)	April 30, 2019	Hong Kong	100%	Investment holding
Luckin Coffee E-commerce (Pingtan) Co., Ltd (1)	October 27, 2017	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items
Beijing Luckin Coffee Co., Ltd. (“Beijing WFOE”) (1) / (2)	October 31, 2017	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items and technical and consultation services
Luckin Investment (Tianjin) Co., Ltd. (“Luckin TJ”) (1)/ (3)/ (6)	December 7, 2017	PRC	100%	Investment holding
Luckin Coffee (China) Co., Ltd. (“Luckin China”) (1) / (2) / (5)	March 28, 2018	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items
Luckin Coffee Roasting (Tianjin) Co., Ltd. (1)	May 9, 2018	PRC	80%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items
Luckin Coffee Roasting (Xiamen) Co., Ltd. (1)	January 22, 2019	PRC	100%	Investment holding
Luckin Coffee Roasting (Pingnan) Co., Ltd. (1)	April 28, 2019	PRC	100%	Manufacture of materials for products
Luckin Coffee Food (Xiamen) Co., Ltd. (1)	May 16, 2019	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items
Luckin Roastery Technology (Xiamen) Co., Ltd. (1)	June 24, 2019	PRC	60%	Manufacture of materials for products

Variable Interest Entity:
Beijing Luckin Coffee Technology Ltd. (“VIE”) (4)	June 14, 2017	PRC	100%	Online platform operator

(1)         Including their subsidiaries, collectively as the “PRC subsidiaries”.

(2)         On July 27, 2018, Beijing WFOE transferred all its 100% equity interest in its subsidiaries to Luckin China for the share capital of these companies under common control.

(3)         In July 2019, the company changed its name.

                        (4)         Ms. Jenny Zhiya Qian and Mr. Min Chen are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively. Both of Ms. Qian and Mr. Chen were terminated based on the internal investigation and have since ceased to be involved in the management of the Group. The Group is in the process of replacing the nominal shareholders and otherwise optimizing our VIE structure.

(5)         As of December 31, 2019, Luckin China has 91 direct and indirect wholly-owned subsidiaries.

(6)         As of December 31, 2019, Luckin Investment (Tianjin) Co., Ltd has 1 direct wholly-owned subsidiary.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.              ORGANIZATION (CONTINUED)

(b)   PRC laws and regulations prohibit foreign ownership in certain telecommunication related businesses. To comply with these foreign ownership restrictions, the Group conducts its businesses in the PRC through the online platform held by the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual agreements (the “VIE Agreements”). The equity interest of the VIE is legally held by PRC individuals (the “Nominee Shareholders”). Through the VIE Agreements, the Nominee Shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the Company, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) 810-10 (“ASC 810-10”), Consolidation: Overall.

The financial position and the operating results of the VIE as of December 31, 2018 and 2019 and for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019 were immaterial to the Group.

The following is a summary of the key VIE Agreements:

Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement entered into amongst the VIE, the Nominee Shareholders and Beijing WFOE, the Nominee Shareholders granted Beijing WFOE or its designated party, an irrevocable and exclusive right to purchase all or part of the equity interests held by the Nominee Shareholders in the VIE at its sole discretion, to the extent permitted under the PRC laws, at an amount equal to the minimum consideration permitted under the applicable PRC law and administrative regulations. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to Beijing WFOE or its designated party, to the extent permitted under PRC laws. In addition, the VIE and the Nominee Shareholders have agreed that without prior written consent of the Beijing WFOE, they will not create any pledge or encumbrance on their equity interests in the VIE, or transfer or otherwise dispose of their equity interests in the VIE. The term of the agreement remains effective as long as each Nominee Shareholder remains as a shareholder of the VIE. Beijing WFOE may terminate the agreement at its sole discretion, whereas under no circumstances may the VIE or the Nominee Shareholders terminate the agreement.

Share Pledge Agreement

Pursuant to the Share Pledge Agreement entered into amongst Beijing WFOE, the VIE, and the Nominee Shareholders, the Nominee Shareholders pledged all of their equity interests in the VIE to Beijing WFOE as collateral to secure their obligations. Beijing WFOE shall have the right to collect dividends generated by the pledged shares during the term of the pledge. If the VIE or the Nominee Shareholders breach their respective contractual obligations under the share pledge agreement, Beijing WFOE, as pledgee, will be entitled to rights, including the right to dispose the pledged equity interests entirely or partially. The Nominee Shareholders agreed not to transfer or otherwise create any encumbrance on their equity interests in the VIE without prior consent of Beijing WFOE. The Equity Pledge Agreement will remain effective until all the obligations have been satisfied in full and the pledged equity interests have been transferred to Beijing WFOE and/or its designee. The Company completed the registration of the pledge of equity interests in the VIE with the relevant office of Administration for the Industry and Commerce in accordance with the PRC Property Rights Law.

Proxy Agreement and Power of Attorney

Pursuant to the Proxy Agreement and Power of Attorney entered into amongst Beijing WFOE, the VIE, and the Nominee Shareholders, each Nominee Shareholder appointed Beijing WFOE to act on behalf of the Nominee Shareholders as exclusive agent and attorney with all respect to all matters concerning the shareholding including but not limited to (1) call and attend shareholders’ meetings of the VIE; (2) exercise all the shareholders’ rights, including voting rights; and (3) appoint at its sole discretion, a substitute or substitutes to perform any or all of its right of the VIE. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each Nominee Shareholder remains as a shareholder of the VIE unless Beijing WFOE issues adverse instructions in writing. The Proxy Agreement and Power of Attorney was subsequently reassigned to the Company.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.              ORGANIZATION (CONTINUED)

Master Exclusive Service Agreement

Pursuant to the Master Exclusive Service Agreement entered into between Beijing WFOE and the VIE, Beijing WFOE or its designated entities affiliated has the exclusive right to provide the VIE with technical support and business support services in return for fees equal to 100% of the consolidated net profits of the VIE. Beijing WFOE has sole discretion in determining the service fee charged to the VIE under this agreement. Without Beijing WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. Beijing WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

The Company is obligated and hereby undertakes to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC law and regulations, whether or not any such operational loss is actually incurred. The Company will forego the right to seek repayment in the event the VIE are unable to repay such funding.

Business Cooperation Agreement

Pursuant to the Business Cooperation Agreement entered into amongst Beijing WFOE, the VIE and the Nominee Shareholders, the VIE and the Nominee Shareholders agreed and covenanted that, without obtaining Beijing WFOE’s written consent, the VIE shall not, and the Nominee Shareholders shall cause the VIE not to, engage in any transaction which may materially affect the VIE’s assets, obligations, rights or operation. The VIE shall accept, and the Nominee Shareholders shall cause the VIE to accept, suggestions raised by Beijing WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of the VIE. The Business Cooperation Agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or its designated party.

In the opinion of the Group’s management and PRC counsel, (i) the ownership structure of the VIE is not in violation with any existing PRC laws and regulations in any material respect; and (ii) each of the VIE Agreements is valid, legally binding and enforceable to each party of such agreements and will not result in any violation of PRC laws or regulations currently in effect.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, Beijing WFOE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include but not limited to, confiscating the income of the primary beneficiary, and the VIE, revoking the business licenses or operating licenses of the primary beneficiary, and VIE, shutting down the Group’s servers, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring or enforcing actions that could be harmful to the Group’s business. Any of these actions could cause significant disruption to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business and results of operations. In addition, if the imposition of any of these penalties causes the primary beneficiary to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company, as the primary beneficiary, would no longer be able to consolidate the VIE.

There are no assets that are pledged or collateralized for the VIE’ obligations and which can only be used to settle the VIE’s obligations, except for registered capital. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its share capital and statutory reserve, to the Company in the form of loans and advances or cash dividends. Please refer to Note 13 for disclosure of restricted net assets. As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)          Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)          Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and the VIE for which the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

(c)           Non-controlling interests

For the Group’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Group. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive loss to distinguish the interests from that of the Group. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

(d)          Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to, estimates for provision of accounts receivable and inventories, useful lives and impairment of long-lived assets, accounting for deferred income taxes and uncertain tax benefits, valuation allowance for deferred tax assets, and valuations for the warrant liability, Angel Shares and convertible redeemable preferred shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(e)           Foreign currency

The functional currency of the Company, Luckin BVI and Luckin HK, Luckin Roasting and Luckin Roastery is the United States dollar (“US$”) and its reporting currency is Renminbi (the “RMB”). The functional currency of the Company’s PRC subsidiaries and the VIE is the RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

The financial statements of the Company, Luckin BVI and Luckin HK, Luckin Roasting and Luckin Roastery are translated from the functional currency to the reporting currency, RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

The Group uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive (loss)/income, a component of shareholders’ (deficits)/equity.

(f)             Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.9618 on December 31, 2019, the last business day in fiscal year 2019, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)          Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal or use, and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

(h)          Restricted cash

Restricted cash is reported separately on the face of the Consolidated Balance Sheets. The Group adopted Accounting Standard Update (ASU) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash for the fiscal year of 2019. As a result, restricted cash is included in the total cash and cash equivalents, and restricted cash in the Consolidated Statements of Cash Flows. For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the year ended December 31, 2018, there is no impact on cash flow as no restricted cash existed. The Group’s restricted cash mainly represents security deposits held in bank accounts for bank acceptance notes. Restricted cash is classified as current and non-current based on the duration of restriction.

(i)             Short-term investments

All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Group accounts for short-term investments in accordance with ASC 320, Investments — Debt and Equity Securities. Interest income is included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The Group does not intend to sell the investments and it is not more likely than not that the Group will be required to sell the investments before maturity.

(j)             Accounts receivable

Accounts receivable represents the amounts that the Group has an unconditional right to consideration. The Group considers many factors in assessing the collectability of its accounts receivable, such as industry trend, the age of the amounts, the payment history, and conditions that may affect the customers’ ability to pay. There is no provision made for accounts receivable as of December 31, 2018 and 2019.

(k)          Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory are determined using the moving weighted average method. The Group records inventory impairment for obsolete and slow-moving inventory. Inventory impairment is based on inventory obsolescence trends, historical experience and application of the specific identification method. For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, the Group recognized inventory impairment of nil, nil and RMB2,158 (US$310) respectively.

(l)             Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life

Store operating equipment	5 years
Office equipment and others	3-5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Office buildings	40-50 years

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)             Property and equipment (continued)

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and the depreciation of these assets commences when the assets are ready for their intended use.

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

(m)       Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including property and equipment with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that indicate that the carrying amount of an asset or asset group may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows of the asset or asset group is less than the carrying amount of the assets or the asset groups, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets or the asset groups over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets or asset groups based on forecasted future sales and operating costs, using internal projections, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The Group estimates of future cash flows requires management to make assumptions and to apply judgment, including forecasting future sales and gross profits and estimating useful lives of the assets or asset groups. These estimates can be affected by factors such as future sales results, store closure plans, economic conditions, business interruptions, interest rates and government regulations that can be difficult to predict. If actual results and conditions are not consistent with the estimates and assumptions used in its calculations, the Group may be exposed to additional impairments of long-lived assets.

For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, the Group recognized impairment of long-lived assets other than goodwill of nil, nil and RMB209,249 (US$30,057) respectively. The impairment loss consisted of: 1) the impairment loss amounted to RMB52,058 (US$7,478) for the asset group related to Luckin Coffee EXPRESS, which is an unmanned machine that prepares a selection of freshly brewed drinks (see Note 8 and Note 9), 2) the impairment loss amounted to RMB151,916 (US$21,821) for the asset group related to underperforming or planned closed self-operating stores (see Note 8 and Note 9), and 3) the impairment loss amounted RMB5,275 (US$758) related to the cancellation of the constructing coffee bean roasting factories and return of the land use right to local government in Tongan city, Fujian province and Tianjin (see Note 8 and Note 9).

(n)          Fair value of financial instruments

The Group applies ASC 820, Fair Value Measurements and Disclosures, (‘‘ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial instruments include cash and cash equivalents, short-term investments, accounts and notes payable, receivables from online payment platforms, accounts receivable, deposits, other receivables and payables, short-term bank borrowing, long-term borrowing, capital lease obligation and warrant liability. The warrant liability is measured at fair value (Note 19). Other than the warrant liability, the carrying values of these financial instruments approximate their fair values due to their short-term maturities. The carrying amount of the long-term borrowing approximates its fair values since it bears an interest rate which approximates market interest rate. The warrant liability is initially measured at fair value on the issuance date, and subsequently re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)          Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), to provide principles within a single framework for revenue recognition of transactions involving contracts with customers across all industries. The standard allows for either a full retrospective or modified retrospective transition method. Additional amendments were subsequently issued by the FASB to clarify the implementation guidance. The Group adopted ASC 606, on January 1, 2019, and applied the modified retrospective transition approach which did not have impact on the beginning retained earnings on January 1, 2019. Revenues for the prior periods were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. The Group’s revenue recognition policies effective on the adoption date of ASC 606 are presented as below.

Revenues from product sales

Customers place orders and pay for freshly brewed drinks and other products (including pre-made food, beverage and merchandise items) mainly through the Group’s self-developed app, Weixin mini-program and Meituan platform with different options to pay through third-party payment channels. The Group recognizes revenues at point in time when the Group satisfies its performance obligation upon customers’ in-store pickup or the delivery of promised products to customers. Delivery service is provided if it is a delivery order. Delivery service is determined as an activity to fulfill the Group’s promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. Revenues represent the amount of consideration that the Group is entitled to, including products settlement price and delivery fees charged to customers, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. There is no significant financing component or variable consideration in the transaction price. The Group reasonably estimates the possibility of return based on the historical experience, and there were no material returns historically.

Revenue from product sales were RMB250, RMB840,695 and RMB3,009,590 (US$432,301) for the period from June 16, 2017 (date of inception) through December 31, 2017 and the years ended December 31, 2018 and 2019, respectively.

Revenues from partnership stores

The Group cooperates with selective retail partners to operate the partnership stores they own. Under retail partnership model, the Group sells materials such as coffee beans, milk, food and related products to partners and shares simplified and standardized operation experience and provides use right of brand name and sales and supply chain management in exchange for a profit-sharing on retail sales. Partners are responsible for pre-opening capital investments and operating costs.

Revenues from partnership stores mainly consist of material sales to the partnership stores and profit-sharing revenue from the partnership stores for using the Luckin Coffee or Luckin Tea brand as well as integrated store operation solution.

For material sales, the Group’s performance obligation is to transfer required materials at fixed unit price to partners. The Group provides allowance for materials sales as consideration payable to partners when the products sold in partnership stores to customers at lower price than the cost of materials with certain markup to comply with the Group’s promotion strategy. Allowance for partnership stores is accounted for as a reduction of the transaction price, which is usually determined upon the completion of each order. Therefore, sales of materials are generally recognized on the partnership stores’ acceptance of materials, the settlement price is then deducted by the allowance provided to partnership stores that is determined upon the products are sold in partnership stores, if any.  Revenue from material sales to partnership stores were nil, nil and RMB12,586 (US$1,808) for the period from June 16, 2017 (date of inception) through December 31, 2017 and the years ended December 31, 2018 and 2019, respectively.

For profit-sharing, the Group provides the integrated store operation solution, which includes the right to use brand name of Luckin Coffee or Luckin Tea, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, etc., in exchange for the profit-sharing based on the gross profit of retail sales. The Group recognizes the profit-sharing revenue from partnership stores at a variable consideration that is based upon partnership stores’ monthly gross profits which are determined at the end of each month. Revenue from partnership stores’ profit-sharing were immaterial during the periods.

The Group also provide pre-opening services such as store design and decoration, which has distinct value to partnership stores. Revenue associated with pre-opening services are recognized upon completion of the related performance obligations and the amount was immaterial for the year ended December 31, 2019.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contract balance

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group presents any unconditional rights to consideration separately as a receivable. The Group does not have material contract asset. The balance of accounts receivable, net of nil allowance for doubtful accounts, were nil and RMB22,801 (US$3,275) as of December 31, 2018 and 2019, respectively.

Customers that purchase prepaid coupons are issued additional coupons of the same par value for free at the time of purchase.  All prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use. Cash received from the sales of prepaid coupons are recognized as deferred revenues which are contract liabilities under ASC 606. Purchase consideration is allocated to each prepaid coupon, including the coupons issued for free. The allocated considerations are recognized as revenues when the customers consume the prepaid coupons for payments of their purchase. As of December 31, 2018 and 2019, the balance of deferred revenues were RMB126,469 and RMB144,924 (US$20,817), respectively.

(p)          Costs of materials, store rental and other operating costs

Costs of materials consisted primarily of cost for coffee beans and coffee condiments, pre-made food and beverage items, packaging, supplies and warehouse. Store rental and other operating costs consisted primarily of rental expense of stores, staff costs, utilities, etc.

(q)          Sales and marketing expenses

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses, which amounted to RMB23,910, RMB362,142 and RMB586,774 (US$84,285) for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

For promotion, the Group issues free vouchers for complimentary freshly brewed drinks or pre-made food and beverage items for first time user registrations and referrals, without any future purchase requirements. The Group recognizes the related costs in sales and marketing expenses of RMB160, RMB130,567 and RMB206,723 (US$29,694) for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

Included in sales and marketing expenses are also the costs of deliveries made to customers. The Group incurred RMB29, RMB242,193 and RMB438,914 (US$63,046) of delivery costs for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

(r)            General and administrative expenses

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, research and development expenses, share-based compensation, professional expenses and daily office expenses and rental fees for general corporate functions.

Research and development expenses are included in general and administrative expenses, which are mainly payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and big data analysis to support the Group’s business operations. The Group charged RMB5,081, RMB77,958 and RMB219,048 (US$31,464) of research and development costs to expense for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

(s)            Store preopening and other expenses

Store preopening expenses mainly include store rental costs during the start-up of new stores. Other expenses include lease exit costs, such as the write offs of prepaid store rental costs, deposits and leasehold improvements. Costs incurred in connection with the start-up and closure of stores are expensed as incurred.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)             Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The initial direct costs including processing fees paid to the lessor to consummate the lease are included in the minimum lease payments. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group entered into capital leases for certain store operating equipment during the years ended December 31, 2018 and 2019.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases stores for food and beverage items services provision and office space for corporate administration under operating leases. Most lease agreements contain rent holidays and rent escalation clauses. Rent holidays and escalating rent are considered in determining the straight-line rent expenses to be recorded over the lease terms. The lease terms begin on the dates of initial possession of the lease properties for purposes of recognizing lease expenses on a straight-line basis over the terms of the leases.

(u)          Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (‘‘ASC 740’’), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses. Interest and penalties related to unrecognized tax benefit recognized the Group incurred were nil, nil, and nil for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

(v)           Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB2,777, RMB107,682 and RMB197,327 (US$28,344) for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

(w)        Comprehensive loss

Comprehensive loss is defined as the decrease in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss included net loss and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive loss.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)          Segment reporting

The Group follows ASC 280, Segment Reporting. The Group’s Chief Executive Officer as the chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group revenues are derived from within the PRC, no geographical segments are presented.

(y)           Loss per share

In accordance with ASC 260, Earnings per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between ordinary shares, Angel Shares and other participating securities based on their participating rights. Ordinary shares and Angel Shares have the same rights with regard to dividends and distributions upon liquidation of the Group. They share losses during a given period.  Diluted loss per share is calculated by dividing net loss attributable to ordinary and angel shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares, Angel Shares and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted loss per share as their effects would be anti-dilutive.

(z)            Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. The Group recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized using the accelerated method if it is probable that the performance condition will be achieved. The Group accounts for forfeitures as they occur.

(aa)   Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

(bb)   Recent accounting pronouncements

The Group is an emerging growth company (‘‘EGC’’) as defined by the Jumpstart Our Business Startups Act (‘‘JOBS Act’’). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb)  Recent accounting pronouncements (continued)

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842) and issued subsequent amendments to the initial guidance and transitional guidance between January 2018 and November 2019 within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20, ASU 2019-01, ASU 2019-10 and ASU 2020-05 (collectively, “the new lease standards”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2018-01 clarifies that an entity should determine whether land easements are leases in accordance with Topic 842 and elect an optional transition practical expedient to not evaluate them under Topic 842 before the entity’s adoption. ASU 2018-10 clarifies certain provisions and correct unintended applications of the guidance such as the application of implicit rate, lessee reassessment of lease classification, and certain transition adjustments that should be recognized to earnings rather than to stockholders’ equity. ASU 2018-11 provides an alternative transition method and practical expedient for separating contract components for the adoption of Topic 842.  ASU 2018-20 addressed some stakeholders’ concerns about the accounting of lessors regarding sales taxes, lessor costs and variable payments relating to both a lease component and a non-lease component. ASU 2019-01 clarified that lessors that are not manufacturers or dealers will use their cost as the fair value of the underlying asset and apply the definition of fair value (exit price) in Topic 820 if significant time lapses between the acquisition of the underlying asset and lease commencement.  ASU 2019-10 and ASU 2020-05 extend effective dates for certain entities. The new lease standards are effective for the Group for annual reporting periods beginning January 1, 2022 and interim reporting periods within fiscal years beginning January 1, 2023. Early adoption is permitted. The Group expects to use the modified retrospective and is currently evaluating the impacts the standards will have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, (“ASU 2016-13”) and issued subsequent amendments to the initial guidance and transitional guidance between November 2018 and November 2019 within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2019-11 (collectively, “the new credit losses standards”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. ASU 2018-19 clarifies that the impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842.  ASU 2019-04 modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. ASU 2019-05 addresses those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. ASU 2019-10 extend and simplify how effective dates are staggered between larger public companies and all other entities. ASU 2019-11 addressed stakeholders’ specific issues about expected recoveries for purchased financial assets with credit deterioration, transition relief for troubled debt restructurings, disclosures related to accrued interest receivables, financial assets secured by collateral maintenance provisions and conforming amendment to Subtopic 805-20.  The new credit losses standards are effective for the Group for annual reporting periods beginning January 1, 2023 and interim periods therein. Early adoption is permitted. The Group does not plan to early adopt the standards and is currently evaluating the impacts the standards will have on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (‘‘ASU 2018-13’’), which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for the Group for annual reporting periods beginning January 1, 2020 and interim periods therein. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Group is not early adopting the standard and does not expect that this standard will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (‘‘ASU 2019-12’’), which simplifies the accounting for income taxes by removing exceptions and simplifies the accounting for income taxes regarding franchise tax, good will, separate financial statements, enacted change in tax laws or rates and employee stock ownership plans. ASU 2019-12 will be effective for the Group for annual reporting periods beginning January 1, 2022 and interim periods within fiscal years beginning January 1, 2023. The Group is not early adopting the standard and does not expect that this standard will have a material impact on its consolidated financial statements.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.              CONCENTRATION OF RISKS

(a)        Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and receivables from online payment platforms. As of December 31, 2018, and 2019, the aggregate amounts of cash and cash equivalents and short-term investments of RMB1,632,151 and RMB5,358,181 (US$769,655), respectively, were held at major financial institutions located in the PRC and US$19,197 and US$1,098 (RMB7,643), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007 which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivable and receivables from online payment platforms are unsecured and denominated in RMB. Accounts receivable are mainly derived from sales of materials to partners and sales of exchange code to corporate customers which is redeemed as coupons and had already been utilized for the purchase of products. Receivables from online payment platforms are derived when the third-party payment platforms, on behalf of the Company, collect the proceeds of sales made by the Group to its customers. They are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected corporate customers and online payment platforms that are highly reputable, and the deposits from partners as guarantees. There has been no default of payments in history.

(b)         Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive industry and believes that changes in the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows:

(i)            Supplier risk — The Group’s operations rely on some suppliers for its major raw materials including coffee beans, dairy, sugar and syrup, and pre-made products. There can be no assurance that the Group will be able to secure the raw materials and pre-made products supply from these suppliers. Any termination or suspension of the supply arrangements, any change in cooperation terms, or the deterioration of cooperation relationships with these suppliers may materially and adversely affect the Group’s results of operations.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.                    CONCENTRATION OF RISKS (CONTINUED)

(b)         Business, customer, political, social and economic risks (continued)

Suppliers accounting for 10% or more of total cost of purchased materials were:

	For the period from June 16 (date of inception) through December 31,		For the year ended December 31,
Supplier	2017	2018	2019
	RMB	RMB	RMB	US$

A	3,809	121,043	265,014	38,067
B	—	73,145	*	*
C	2,755	70,086	*	*

*   Accounts for less than 10% during the period.

(ii)         Customer risk — The success of the Group’s business going forward will rely in part on the Group’s ability to continue to obtain and expand business from existing customers while also attracting new customers. No customer accounted for 10% or more of the Group’s revenues for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019.

(iii)      Economic risk — The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(c)          Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The (depreciation) / appreciation of the US$ against RMB was approximately (3.9%) ,5.0% and 1.3% for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively. The functional currency and the reporting currency of the Company, Luckin BVI and Luckin HK, Luckin Roasting and Luckin Roastery are the US$ and the RMB, respectively. The functional currency of the PRC subsidiaries and the VIE is the RMB. All of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents are denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Group’s cash flows, revenues, earnings and financial position in U.S. dollars.

(d)         Currency convertibility risk

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the ‘‘PBOC’’). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(e)          Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the period/year presented.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.                  SHORT-TERM INVESTMENTS

The Group’s short-term investments included wealth management products issued by commercial banks or other financial institutions with non-guaranteed principle and variable interest rates indexed to the performance of underlying assets within one year.

For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, the Group recognized interest income from its short-term investments of nil, RMB6,594 and RMB22,318 (US$3,206), respectively, in the consolidated statements of comprehensive loss.

5.               ACCOUNTS RECEIVABLE

	As of December 31,
	2018	2019
	RMB	RMB	US$

Receivables due from partners	—	8,072	1,159
Receivables due from corporate customers	—	14,729	2,116
	—	22,801	3,275

6.              INVENTORIES, NET

	As of December 31,
	2018	2019
	RMB	RMB	US$

Raw materials	76,786	258,912	37,190
Packaging and other supplies	53,990	105,231	15,116
Pre-made food and beverage items	19,239	21,401	3,074
	150,015	385,544	55,380

7.                  PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2018	2019
	RMB	RMB	US$

Deductible input VAT	188,106	494,013	70,961
Prepaid rental and deposits	120,207	146,920	21,104
Prepayments for materials and advertising fees	47,131	35,730	5,132
Interest receivables	456	2,818	405
Payments in relation to fabricated transactions	—	992,673	142,589
Others	9,610	46,699	6,707
	365,510	1,718,853	246,898
Less: allowance for unrecoverable payments in relation to fabricated transactions and other prepayments	—	(58,414)	(8,391)

	365,510	1,660,439	238,507

The payments in relation to fabricated transactions represents the cash paid to certain implicated third-party entities in the fabricated transaction in 2019 to inflate cost and expenses. Part of the balance in the total amount of RMB942,844 (US$135,432) was subsequently collected in the first half of year 2020. The remaining balance amounted to RMB49,829 (US$7,157) was not collected as of the issuance date of this report, and the management considered, after various steps taken, that it is probable that the amount will not be collected in the future. As a result, allowance for doubtful accounts for the uncollected portion of RMB49,829 (US$7,157) was provided. See “Note 21 Subsequent events- independent investigation and related matters”. The Group is in the progress of taking further legal action against these entities.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.              PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$

Store operating equipment	496,959	924,359	132,776
Leasehold improvements	478,075	916,300	131,618
Office equipment and others	37,565	72,142	10,363
Office buildings	—	674,478	96,883
Construction in progress	—	39,217	5,633
	1,012,599	2,626,496	377,273
Less: accumulated depreciation	(107,607)	(519,320)	(74,596)
Less: impairment	—	(168,767)	(24,242)

	904,992	1,938,409	278,435

Depreciation expense was RMB917, RMB106,690 and RMB411,713 (US$59,139) for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

The Group entered into the Project Cooperation Agreement and Strategic Cooperation Agreement with Xiamen municipal government as Party A and the Group together with Ucar Inc. jointly as Party B. (collectively as “Tri-Party Agreement”), according to which the Group acquired the new headquarters building under favorable pricing terms that came with commitments, including meeting certain requirements around tax contribution, operating performance and capital investments. As of the date of this annual report, the Group is in the process of obtaining the real property ownership certificate for its headquarters, and is currently in re-negotiations with the Xiamen municipal government to discuss a variety of resolving solutions, including to enter into a new cooperation agreement.

Xiamen office building in the PRC with carrying values of RMB663,790 (US$95,347) as of December 31 2019 was pledged as collateral for loans obtained in October 2019 in the amount of RMB176,440 (US$25,344) and RMB173,210 (US$24,880) from Industrial and Commercial Bank of China Xiamen Branch (the “ICBC Xiamen Branch”) and Bank of China Limited Xiamen Branch (the “BOC Xiamen Branch”), respectively (see Note 10).

Impairment loss was nil, nil and RMB168,767 (US$24,242) for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively. It consisted of 1) impairment loss amounted to RMB50,989 (US$7,324) for the asset group related to Luckin Coffee EXPRESS in connection with the first generation Luckin Coffee EXPRESS machines purchased in 2019 for trial operation and launching in early 2020 (also see Note 9 and Note 2(m)), and 2) the impairment loss amounted to RMB117,778 (US$16,918) for the asset group related to the underperforming or planned closed self-operating stores (See Note 2(m)).

The Group accounted for the lease of certain store operating equipment in 2019 as a capital lease that transferred to the Group substantially all the benefits and risks incidental to the ownership of the assets. The carrying amount of the Group’s store operating equipment held under capital lease at December 31, 2018 and 2019 was as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$

Store operating equipment	175,500	66,681	9,578
Less: accumulated depreciation	(22,062)	(14,737)	(2,117)

	153,438	51,944	7,461

To secure the Group’s obligation under the capital lease as of December 31, 2018, Luckin TJ provided a corporate guarantee and Mr. Lu Zhengyao, former chairman of the board of directors, pledged 35.3 million shares of UCAR Inc. The obligation was fully settled during the year of 2019.

Total future minimum lease payments of RMB11,642 (US$1,672) under the capital lease was outstanding as of December 31, 2019. To secure the Group’s obligation under the capital lease as of December 31, 2019, Ms. Qian Zhiya, former Chief Executive Officer of the Company, provided a personal guarantee. The capital lease obligation was fully settled subsequently as of March 2020.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.              OTHER NON-CURRENT ASSETS, NET

	As of December 31,
	2018	2019
	RMB	RMB	US$

Deposits for rental	85,425	117,506	16,879
Prepayments for equipment, net	65,983	100,957	14,501
Land use rights, net	—	38,896	5,587

	151,408	257,359	36,967

Land use rights represent repayments to the local government authorities for use of lands for 50 years from year 2019, net of accumulated amortization. The land use rights are amortized on a straight-line basis with amortization of nil, nil and RMB170 (US$24) for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

Deposits for rental is net of impairment of nil and RMB34,138 (US$4,903) as of December 31, 2018 and 2019 respectively for the prepaid rental deposits in the asset group related to the underperforming or planned closed self-operating stores (See Note 2(m)).

The land use rights are net of impairment of nil and RMB4,185 (US$601) as of December 31, 2018 and 2019 respectively related to land use rights in Tongan city, Fujian province and Tianjin, which were subsequently returned to local government in connection with the impairment of nil and RMB1,090 (US$157) as of December 31, 2018 and 2019 respectively relating to prepayments for the cancellation of the constructing coffee bean roasting factories in Tongan and Tianjin. (See Note 2(m)).

Prepayment for equipment is net of impairment of RMB1,069 (US$154) for the prepayment to Luckin Coffee EXPRESS in connection with the first generation Luckin Coffee EXPRESS machines prepaid in 2019 for trial operation and launching in early 2020 (See Note 8 and Note 2(m)).

10.       BORROWINGS

	As of December 31,
	2018	2019
	RMB	RMB	US$

Short-term bank borrowing	8,000	—	—

Long-term borrowings, current portion
Bank borrowings	—	34,965	5,022
Borrowing from TTCO	72,787	226,969	32,602
	72,787	261,934	37,624

Long-term borrowings, non-current portion
Borrowing from TTCO	226,969	—	—
Bank borrowings	—	310,355	44,580
	226,969	310,355	44,580

Total borrowings	307,756	572,289	82,204

The short-term bank borrowing outstanding as of December 31, 2018 was personally guaranteed by Ms. Qian Zhiya and fully repaid in the year of 2019. During the year of 2019, the Group obtained a loan facility from Shanghai Pudong Development Bank for which Mr. Lu Zhengyao and Ms. Qian Zhiya has provided personal guarantees, and Beijing WFOE and Luckin TJ also provided a corporate guarantee. The loan facility as well as the personal guarantees provided by Mr. Lu Zhengyao and Ms. Qian Zhiya were settled by the end of 2019.

In July 2018, the Group got a borrowing of RMB300,000 from TTCO Trust Corporation Limited (“TTCO”) with a two-year maturity and an annual interest rate of 8%. The borrowing was denominated in RMB. The proceeds were used for general corporate and certain capital expenditure. To secure the Group’s obligation under the borrowing, Beijing WFOE provided a corporate guarantee and Mr. Lu Zhengyao and Ms. Qian Zhiya provided personal guarantees. Capitalized interest was nil, RMB539 and RMB694 (US$100) for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively. The borrowing has been fully repaid by April 2020.

In October 2019, the Group obtained new loans in the amount of RMB176,440 (US$25,344) and RMB173,210 (US$24,880) from Industrial and Commercial Bank of China Xiamen Branch (the “ICBC Xiamen Branch”) and Bank of China Limited Xiamen Branch (the “BOC Xiamen Branch”), respectively, with ten-year maturities and an annual interest rate of 4.66%. The interest rate is calculated based on the five-year loan prime rate minus 19.5 basis points. These loans are for the purchase of Xiamen office building and collateralized by a pledge of building in the PRC with carrying values of RMB663,790 (US$95,347) as of December 31 2019. Beijing WFOE and Luckin TJ also provided a corporate guarantee for these two bank borrowings from ICBC Xiamen Branch and BOC Xiamen Branch and Mr. Lu Zhengyao and Ms. Qian Zhiya, provided personal guarantees for the bank borrowing from BOC Xiamen Branch. These loans have been fully settled by the end of April 2020.

All the borrowings as of December 31, 2019 were early repaid and all the guarantees provided by Mr. Lu Zhengyao and Ms. Qian Zhiya were terminated by June 2020.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.       ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2018	2019
	RMB	RMB	US$

Payables for the purchase of property and equipment	119,995	125,126	17,973
Payroll and welfare payables	82,251	189,658	27,243
Payables for delivery costs	58,414	79,417	11,408
Payables for advertising expenditures	23,830	123,047	17,675
Payables for office supplies and utilities	40,876	140,752	20,218
Accrued liabilities for free coupons	28,696	41,089	5,902
Cash received in relation to fabricated transactions	—	2,264,107	325,219
Others	16,955	230,653	33,132

	371,017	3,193,849	458,770

The cash received in relation to fabricated transactions represents the funds supporting the fabricated transactions in 2019 that were funneled to the Group through several third parties and a related party to inflate revenue as described in “Note 21 Subsequent events- independent investigation and related matters”. The entire balance as of December 31, 2019 was fully repaid subsequently in the first half of 2020.

12.       RELATED PARTY TRANSACTIONS

(a)   Related parties

Names of related parties	Relationship with the Company
Mr. Lu Zhengyao (1)	Former chairman of the board of directors of the Company
Ms. Qian Zhiya (2)	A former director and chief executive officer of the Company
Mr. Chen Min (3)	A former director of the Company
UCAR Inc. (“UCAR Inc.”)	An entity controlled by Mr. Lu Zhengyao
Haode Group Inc. (“Haode Group”)	An affiliate of Mr. Lu Zhengyao
Haode Investment Inc. (“Haode Investment”)	An affiliate of Mr. Lu Zhengyao
Primus Investments Fund, L.P. (“Primus”)	An affiliate of Mr. Lu Zhengyao
STAR GROVE GLOBAL LIMITED (“STAR”)	A shareholder of the Company
Beijing QWOM Digital Technology Co., Ltd. (“QWOM”)	An affiliate of Mr. Lu Zhengyao
Borgward automobile (China) Co., Ltd	An affiliate of Mr. Lu Zhengyao

(1)  Mr. Lu Zhengyao no longer serves as chairman of the board of directors of the Company since July 5, 2020.

(2) Ms. Qian Zhiya no longer serves as a director and chief executive officer of the Company since May 12, 2020.

(3)    Mr. Chen Min no longer serves as a director of the Company since February 21, 2019.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.       RELATED PARTY TRANSACTIONS (CONTINUED)

(b)         Other than disclosed elsewhere, the Group had the following significant related party transactions for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019:

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Loans from:
-Ms. Qian Zhiya	50,000	—	—	—
-Mr. Chen Min	10,000	—	—	—
-Haode Investment(i)	1,796	—	—	—
-Primus(i)	92,893	—	—	—
-STAR(i)	227,530	—	—	—
Total	382,219	—	—	—

Cash paid to
-Haode Group(1)	—	—	306,319	44,000

Cash received from:
-Borgward(3)	—	—	45,000	6,464
-Haode Investment(2)	—	—	306,319	44,000
			351,319	50,464

Services received from:
-QWOM	—	42,927	60,391	8,675
-UCAR Inc.	—	3,179	5,549	797
Total		46,106	65,940	9,472

Repayments of loans to:
-Ms. Qian Zhiya	—	50,000	—	—
-Mr. Chen Min	—	10,000	—	—
Total		60,000

Loan provided to:
-Haode Group	—	147,559	—	—

Repayment of loan from:
-Haode Group	—	—	147,559	21,196

Goods supplied to:
-UCAR Inc.	—	—	80	11

(i)             The proceeds from the loans from Haode Investment, Primus and STAR were subsequently injected into the Company as capital contributions from angel shareholders.

(1)                                 RMB139,236 (US$20,000) out of the payment was paid to an individual who received the cash on behalf of Haode Group.

(2)                                 Haode Investment made the repayment on behalf of Haode Group.

(3)                                 The cash received from Borgward is related to the misconduct in 2019 as described in “Note 21 Subsequent events - Independent investigation and related matters” the balance as of December 31, 2019 was fully repaid subsequently in March 2020.

For the guarantees provided by Mr. Lu Zhengyao and Ms. Qian Zhiya for some borrowings of the Group, see Note 8 and Note 10.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.    RELATED PARTY TRANSACTIONS (CONTINUED)

(c)   The Group had the following related party balances as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Amount due from a related party:
- Haode Group	147,559	—	—
- UCAR Inc.	—	90	13

Amounts due to related parties:
-QWOM	23,236	17,091	2,455
-UCAR Inc.	962	2,084	299
-Borgward	—	45,000	6,464
	24,198	64,175	9,218

Balances with the related parties as of December 31, 2018 and 2019 were unsecured, interest-free and had no fixed terms of repayments.

The amount due to Borgward is related to the misconduct in 2019 as described in “Note 21 Subsequent events - Independent investigation and related matters” the balance as of December 31, 2019 was fully repaid subsequently in March 2020.

13.        RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries and VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries and VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, profit appropriation to statutory reserve for the Group’s entities incorporated in the PRC was approximately nil, nil and RMB421 (US$60) respectively. No appropriation to other reserve funds was made for any of the periods presented.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2019, restricted net assets of the Company’s PRC subsidiaries and the VIE were RMB4,107,401 (US$589,991).

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.        CONVERTIBLE REDEEMABLE PREFERRED SHARES

On January 9, 2019, the Company issued additional 6,809 Series B Preferred Shares to Galaxy Shine Limited at the price of US$734.37 per share for an aggregate purchase consideration of US$5,000. The cash proceeds received was US$4,940, net of issuance costs of US$60.

The additional Series B Preferred Shares were initially recognized at fair value of US$5,362. The excess of the then fair value of the Series B Preferred Shares over the consideration received or US$317 was accounted for as deemed distribution to Galaxy Shine Limited.

On April 17, 2019, the Company issued 173,182 Series B-1 convertible redeemable preferred shares (“Series B-1 Preferred Shares”) to certain investors, including private funds managed by BlackRock at the price of US$865.91 per share for an aggregate purchase consideration of US$149,960. The cash proceeds received was US$149,885, net of issuance costs of US$75.

In conjunction with the long-term borrowing agreement with TTCO (Note 10), the Group issued warrants which entitle TTCO to subscribe to the latest round of financing up to a maximum of RMB60,000 at an exercise price of 160% of the then issuance price of the Company's Series A convertible redeemable preferred shares. On April 26, 2019, TTCO exercised its warrants and the Company issued 15,211 Series B-1 Preferred Shares at US$587.49 per share for an aggregate purchase consideration of US$8,936. The cash proceeds were received on April 29, 2019.

On May 17, 2019, the Company completed its Initial Public Offering (“IPO”) on the National Association of Securities Deal Automated Quotations under the symbol of “LK”. Upon completion of the IPO, all convertible redeemable preferred shares were converted into ordinary shares (Note 15).

15.        ORDINARY SHARES

Prior to the completion of the Company’s IPO, the outstanding ordinary shares consisted of Ordinary Shares and Angel Shares. Holders of Ordinary Shares and Angel Shares had the same rights except for rights to appoint directors and conversion rights. The Ordinary Shareholders had the rights to nominate and appoint two directors to the Company’s Board of Directors. The Angel Shareholders had the rights to jointly nominate and appoint one director to the Company’s Board of Directors and the Angel Shares were convertible into ordinary shares at any time, at the options of the holders.

Upon the completion of the Company’s IPO, 750,000 Ordinary Shares, 1,428,750 Angel Shares, 544,688 Series A Preferred Shares, 279,152 Series B Preferred Shares and 173,182 Series B-1 Preferred Shares were automatically converted into 3,175,772 Class B ordinary shares at the conversion ratio of 1:1 and were divided into 1,587,886,000 shares at the par value of US$0.000002 per share, after the 1-to-500 share split. 15,211 Series B-1 Preferred Shares were automatically converted into 15,211 Class A ordinary shares at the conversion ratio of 1:1 and were divided into 7,605,500 shares at the par value of US$0.000002 per share, after the 1-to-500 share split.

The Company issued an aggregate 33,000,000 ADSs through the IPO, representing 264,000,000 Class A ordinary shares for total proceeds net of underwriting discounts and commissions of US$527,724 (RMB3,640,876). The Company also issued 23,529,412 Class A ordinary shares to Louis Dreyfus Company B.V. at the price of US$2.125 per share, through private placement concurrent with the IPO for total proceeds of US$50,000 (RMB344,950). In addition, the underwriters exercised their over-allotment option on June 14, 2019 and June 18, 2019. As a result, the Company newly issued an aggregate of 4,950,000 ADSs, representing 39,600,000 Class A ordinary shares for total proceeds net of underwriting discounts and commissions of US$79,522 (RMB547,977).

In November 2019, 310,198,928 Class B ordinary shares were converted into Class A ordinary share at the conversion ratio of 1:1. In December 2019, the Company issued 19,753,888 Class A ordinary shares to The Bank of New York Mellon, the depositary of the Company on the vest of share options to the eligible employees.

The outstanding ordinary shares as of December 31, 2019 consisted of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.       SHARE BASED COMPENSATION

On January 18, 2019, the shareholders and Board of Directors of the Company approved the 2019 share option plan (the “2019 Plan”), which is administrated by the Board of Directors and has a term of 10 years from the date of adoption. Under the 2019 Plan, the Company issued 79,015,500 options to purchase the Ordinary Shares of the Company, after the 1-to-500 share split, to its eligible employees, officers, directors or any other individual as determined by the board of directors. The purpose of the 2019 Plan is to attract and retain exceptionally qualified individuals and to motivate them to exert their best efforts on behalf of the Group by providing incentives through granting awards.

The options granted under the 2019 Plan have a contractual term of 10 years. The first 25% of the share options shall vest on December 31, 2019, which is “the First Vesting Date” and 25% of the share options shall vest on each anniversary day from the First Vesting Date thereafter over the next three years.

The grantees can exercise vested options after the commencement date of vest and before the earlier of: 1) its contractual term (i.e., 10 years after its grant date); or 2) upon the grantee terminates their employment if the vested option has not been exercised. The commencement date of vest is upon the completion of the Company’s IPO.

Options granted to employees

The options granted to employees are accounted for as equity awards and measured at their grant date fair values. Given that the inability of the grantees to exercise these options until the completion of the Company’s IPO constituted a performance condition that was not considered probable until the completion of the Company’s IPO, the Company did not recognize any compensation expense prior to the IPO. Upon the completion of the IPO, the Company immediately recognize certain expenses associated with the options and will continue to recognize the remaining compensation expenses over the remaining service requisite periods using the accelerated method.

A summary of the employee equity award activity under the 2019 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic Value
		US$	US$	Years	US$

Outstanding as of December 31, 2018	—	—	—	—	—
Granted	79,015,500	0.0002	43,045	—	—
Vested	(19,753,888)	0.0002	10,761	—	—
Forfeit	—	—	—	—	—
Outstanding as of December 31, 2019	59,261,584	0.0002	32,284	9	291,567

Vested and expected to vest as of December 31, 2019	59,261,584	0.0002	32,284	—	291,567
Exercisable as of December 31, 2019	19,753,888	0.0002	10,761	—	97,189

The aggregated intrinsic value of share options vested and outstanding as of December 31, 2019 was calculated based on the closing price of the Company’s Ordinary Shares on December 31, 2019 of US$39.36 per ADS (equivalent to US$4.92 per Ordinary Share).

The total weighted average grant-date fair value of the equity awards granted during the year ended December 31, 2019 was US$0.545 per option. The Company issued new shares upon the vest of 19,753,888 options on December 31, 2019.

For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, the Company recognized share-based compensation expense of nil, nil and RMB152,285 (US$21,874) in general and administrative expenses. As of December 31, 2019, there was US$33 of unrecognized share-based compensation expense, which are expected to be recognized over a weighted average period of 3 years. The unrecognized compensation cost as of December 31, 2019 has considered the subsequent termination of three grantees and their related expenses recognized in 2019 in the amount of US$9,436 would be reversed in the period when the actual forfeitures occurred.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.   SHARE BASED COMPENSATION (CONTINUED)

Fair value of employee share options

The fair value of share options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options. The risk-free rate for periods within the contractual lives of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The exercised multiple is estimated based on the changes in intrinsic value of the options and the likelihood of early exercises by employees. The estimated fair value of the ordinary shares, at the option grant dates, were determined with the assistance from an independent third-party appraiser.

The assumptions used to estimate the fair value of the share options granted to employees were as follows:

2019
Risk-free interest rate	2.79%
Expected volatility	41.06%
Expected dividend yield	0.00%
Exercise multiple	2.80
Expected post-vesting forfeiture rate	0.00%
Fair value of share option	US$0.545

17.       TAXATION

Enterprise income tax (“EIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIE in the PRC. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Luckin BVI is incorporated in the British Virgin Islands and conducts its primary business operations through the subsidiaries and VIE in the PRC. Under the current laws of the British Virgin Islands, Luckin BVI is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

Hong Kong

Luckin HK, Luckin Roasting and Luckin Roastery are incorporated in Hong Kong and are subject to Hong Kong profits tax rate.  Under the two-tiered profits tax rates regime, the first 2,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000 will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2022). The policy is effective for the period from January 1, 2019 to December 31, 2022.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17          TAXATION (CONTINUED)

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

All income tax expenses for the year ended December 31, 2019 are current income tax expenses.

The Group’s income/(loss) before income taxes consisted of:

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Non-PRC	—	2,348	750	108
PRC	(56,371)	(1,621,500)	(3,159,870)	(453,887)

	(56,371)	(1,619,152)	(3,159,120)	(453,779)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the period from June 16, 2017 (date of inception) through December 31, 2017 and the years ended December 31, 2018 and 2019 to income tax expense were as follows:

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Loss before income taxes	(56,371)	(1,619,152)	(3,159,120)	(453,779)

Income tax benefit computed at PRC statutory income tax rate of 25%	14,093	404,788	789,780	113,445
Additional deduction for R&D expenses			4,192	602
Non-deductible share-based compensation expenses	—	—	(38,071)	(5,469)
Non-deductible expenses	(3,239)	(14,678)	(43,651)	(6,269)
Change of valuation allowance	(10,854)	(390,800)	(535,424)	(76,909)
Effect of preferential tax rate	—	—	(181,304)	(26,043)
Effect of International tax rates	—	690	3,091	444

Income tax expense	—	—	(1,387)	(199)

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17          TAXATION (CONTINUED)

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$

Deferred tax assets
Advertising expenses	53,892	21,218	3,048
Donation	675	1,262	181
Accrued expenses	7,573	10,272	1,475
Accrued welfare	447	701	101
Impairment loss of long-lived assets		39,671	5,698
Allowance for doubtful accounts		14,603	2,098
Tax losses	339,067	849,351	122,001
Valuation allowance	(401,654)	(937,078)	(134,602)

Total deferred tax assets, net	—	—	—

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2018 and 2019, the Company and most of its subsidiaries and VIE were in cumulative loss position, except some new entities with immaterial taxable income. Valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2019, the Group had accumulated tax losses of RMB4,205,130 (US$604,029) derived from entities in the PRC, which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2022 to 2024 if not utilized.

Unrecognized Tax Benefits

As of December 31, 2018 and 2019, unrecognized tax benefit of RMB4,479 and RMB32,480 (US$4,665) if ultimately recognized would not impact the effective tax rate but would result in adjustments to deferred tax assets. The unrecognized tax benefits were primarily related to deemed sales of free coupons to customers. The amounts of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time.

A roll-forward of unrecognized tax benefits is as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$

Balance at beginning of period/year	48	4,479	643
Additions based on tax positions related to the current year	4,431	28,001	4,022
Reversal based on tax positions related to prior years	—	—	—

Balance at end of year	4,479	32,480	4,665

For the period from June 16, 2017 (date of inception) to December 31, 2017 and years ended December 31, 2018 and 2019, no interest expense or penalty was accrued in relation to the unrecognized tax benefit.

The Group is currently under examination of PRC tax authorities. As of the issuance date of this report, the Group is not notified of any fine or penalty from the PRC tax authorities. For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, the Company, its subsidiaries and the VIE remain subject to tax examinations.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.       LOSS PER SHARE

Basic and diluted loss per share for the period/year presented were calculated as follows:

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Numerator:
Net loss	(56,371)	(1,619,152)	(3,160,507)	(453,978)
Add: accretion to redemption value of convertible redeemable preferred shares	—	(1,571,182)	(552,036)	(79,295)
Add: deemed distribution to a certain holder of Series B convertible redeemable preferred shares	—	—	(2,127)	(306)
Less: Net loss attributable to non-controlling interests	—	—	(2,074)	(298)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(56,371)	(3,190,334)	(3,712,596)	(533,281)

Denominator:
Weighted average number of shares outstanding used in calculating basic and diluted loss per share	375,000,000	739,037,500	1,609,200,055	1,609,200,055

Basic and diluted loss per share:	(0.15)	(4.32)	(2.31)	(0.33)

The effects of all Preferred Shares and share-based awards in the number of nil, 817,031 and 19,753,888 were excluded from the calculation of diluted loss per share as their effects would be anti-dilutive for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019. 1-to-500 share split concurrent with the completion of IPO in May 2019 was accounted for on a retrospective basis for the calculation of basic and diluted loss per share as if they were completed at the inception of the Company.

Basic and diluted loss per share are not reported separately for different classes of ordinary shares as each class of shares had the same rights to profits and losses.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.       WARRANT LIABILITY

The warrant liability is classified within Level 3. The Group estimated the fair value of the warrant liability as of December 31, 2018 and 2019 using the binomial-lattice option valuation model, based on the remaining contractual term of the warrants, risk-free interest rate and expected volatility of the price of the underlying Series B-1 Preferred Shares. The assumptions used, including the market value of the underlying Series B-1 Preferred Shares in the latest round of financing and the expected volatility were subjective unobservable inputs. Significant changes in the inputs used in the fair value measurement of the Level 3 warrant liability in isolation would result in a significant change of fair value measurement.

The following table presents a reconciliation of the warrant liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Warrant liability
	RMB	USD
Fair value at January 1, 2018	—	—
Day one fair value	244	35
Change in fair value	19,276	2,769
Fair value at December 31, 2018	19,520	2,804
Change in fair value	8,322	1,195
Conversion to Series B-1 Preferred Shares	(27,842)	(3,999)
Fair value at December 31, 2019	—	—

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.       COMMITMENTS AND CONTINGENCIES

(a)         Operating lease commitments

The Group leases stores and offices for operation under operating leases. For the years ended December 31, 2018 and 2019, total rental expenses for all operating leases amounted to RMB253,823 and RMB641,945 (US$92,210) respectively. The Group rents an office and a store area from UCAR Inc., the amount of which was immaterial to the Group’s total rental expenses for the reported periods. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year consisted of the following as of December 31, 2019:

	RMB	US$

2020	677,397	97,302
2021	508,827	73,088
2022	265,671	38,161
2023	104,882	15,065
2024 and thereafter	35,147	5,049

Total	1,591,924	228,665

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases.

(b)         Capital commitments

As of December 31, 2019, the Group had the following capital commitment related to expenditures for construction in progress:

	RMB	US$

2020	69,996	10,054

Total	69,996	10,054

(c)          Legal proceedings

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters that already exited at the date of the balance sheet, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. The Group has not recorded any material liabilities in this regard as of December 31, 2018 and 2019. Subsequent legal proceedings see “Note 21 Subsequent event – Legal Proceedings”

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.       SUBSEQUENT EVENTS

In addition to the information disclosed elsewhere in the financial statements, there are the following subsequent events:

COVID-19

Subsequent to December 31, 2019, COVID-19 has spread rapidly to many parts of China and other parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere.

The Group’s operations had been significantly adversely affected by the COVID-19. In accordance with recommended and mandated restrictions by relevant government and public health officials in light of the COVID-19 outbreak, a significant majority of the Group’s stores have been temporarily closed since late-January 2020. However, as of the issuance date of this report, approximately all of the Group’s self-operated and partnership stores had reopened and returned to normal operation.

The extent to which the COVID-19 impacts the Group’s results will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 and the actions to contain the COVID-19 or treat its impact, among others.

Follow-on Offering

On January 14, 2020, the Company completed the public offering of 9.00 million ADSs, each representing eight Class A ordinary shares of the Company (the “Primary ADS Offering”) at US$42.00 per ADS. The Company received net proceeds of approximately US$364,770 from the Primary ADS Offering.

On January 17, 2020, the Company closed the issuance of an additional of 1.35 million ADSs (the “Additional ADS Offering”), at US$42.00 per ADS pursuant to the exercise of the underwriters’ option to purchase such additional ADSs in connection with the Primary ADS Offering. The Company received net proceeds of approximately US$54,715 from the Additional ADS Offering.

Issuance of Convertible Senior Notes and Restructuring

On January 14, 2020, the Company closed the offering of US$400,000 in aggregate principal amount of convertible senior notes due 2025 (the “Primary Notes Offering”) and on January 17, 2020, the Company completed the issuance of an additional US$60,000 in aggregate principal amount of convertible senior notes due 2025 (the “Additional Notes Offering” and the notes offered under the Primary Notes Offering and the Additional Notes Offering collectively, the “Notes”). The Company received aggregate net proceeds of approximately US$449,654 from the Primary Notes Offering and the Additional Notes Offering.

In May 2020, a group of bondholders filed a civil lawsuit seeking to recover an estimated sum of US$155,000 of losses from the Company. Freezing orders were obtained in Hong Kong and the Cayman Islands against the Group’s assets. On July 15, 2020, Joint Provisional Liquidators (the “JPLs”) were appointed to the Group pursuant to an application by the Group in response to a winding up petition filed by a creditor. The appointment of the JPLs was recognized in Hong Kong on October 12, 2020. For the Cayman Bondholder Action and Hong Kong Bondholder Action, please see the “Subsequent Events-Legal Actions” hereafter.

The appointment of the JPLs constitutes an event of default pursuant to the indenture with respect to the Notes. In accordance with the indenture, 100% of the principal of, and accrued and unpaid interest on, all Notes have automatically become immediately due and payable following the appointment of the JPLs. However, it should be noted that all actions in the United States against the Company or its assets in the United States are currently stayed, to the extent provided in section 362 of title 11 of the United States Code (the “U.S. Bankruptcy Code”), see “Commencement of Chapter 15 Case in the United States”

Restructuring Support Agreement (“RSA”)

Since the appointment of the JPLs on July 15, 2020, the Company has been negotiating a restructuring of the Company’s financial obligations (the “Restructuring”) under the supervision of the JPLs.

On March 16, 2021, the Company announced that it entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes. On June 15, 2021, the Company announced that the holders of Notes who are party to the RSA (the “Restricted Group”) collectively hold or control approximately 94% in aggregate principal amount of the Notes as of the same date.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.       SUBSEQUENT EVENTS (CONTINUED)

Pursuant to the restructuring contemplated in the RSA, which the Restricted Group has agreed to support and vote in favor of, the Company expects to restructure the Notes in a manner designed to allow the Company to comprehensively address its capital structure and better position it for long-term success. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91-96% of par value.

Transactions Contemplated in the RSA

As described in more detail and subject to the terms therein, the RSA contemplates, among other things, that the holders of the Notes shall receive, on or after the effective date of the Restructuring, for each $1,000 principal amount and accrued and unpaid interest of the Notes:

•      Cash in an amount of $320, representing a recovery of 32% of par (the “Cash Consideration”);

•      $230 principal amount of 9.00% One-Year Senior Secured Notes (the “New Notes A”), representing a recovery of 23% of par;

•      $300 principal amount of 9.00% Five-Year Senior Secured Notes (the “New Notes B”), representing a recovery of 30% of par;

•      A number of American Depository Shares of Luckin Coffee (“ADSs”) valued at $60, representing 6% of par; and

•      if the Company is able to raise equity in the amount of $50 million or more prior to the effective date of the Restructuring, then each holder of Notes will have the option (the “Equity Conversion Option”) to elect to replace up to $100 principal amount of New Notes A per $230 principal amount of New Notes A (such principal amount elected, the “Equity Conversion Amount”) with ADSs, or if ADSs are not available, New Notes B and/or cash, subject to a top-up mechanism that guarantees a recovery of 150% on the Equity Conversion Amount, representing an additional recovery of up to 5% of par.

The Company expects to implement the Restructuring through the implementation of a scheme of arrangement in respect of the Notes (the “Scheme”), being a court approved arrangement in the Cayman Islands pursuant to section 86 of the Cayman Islands Companies Act (2021 Revision) (the “Companies Act”). The RSA provides that the Scheme must be approved in the Grand Court of the Cayman Islands (“Cayman Court”) and then enforced in the United States under chapter 15 of the U.S. Bankruptcy Code.

RSA Timeline

As further detailed in the RSA, the RSA will be effective and binding upon the Company and the Restricted Group until the earlier of: (i) the implementation of the Restructuring following its approval in the Cayman Court and enforcement in the U.S. Bankruptcy Court and (ii) December 31, 2021 (the “RSA Long-Stop Date”); provided that the Company and the JPLs may extend the RSA Long-Stop Date (i) for a period of up to 30 days, unless the Majority Ad Hoc Group (as defined in the RSA) objects to such extension and provides 5 business days’ prior written notice of such objection to the Company and the JPLs and (ii) until such later time as agreed in writing between the Company, the JPLs and the Majority Ad Hoc Group.

Prior to the RSA Long-Stop Date, the Company is required to complete certain milestones to ensure the Restricted Group’s continued support for the Restructuring. These milestones include obtaining reasonable assurance of offshore funding in an amount equal to or greater than the Cash Consideration by June 14, 2021 (the “Financing Milestone”). The Company has completed the PRC regulatory approval process, including obtaining relevant approvals from The State Administration of Foreign Exchange (“SAFE”) of the PRC through a designated PRC foreign exchange handling bank, to transfer such sufficient amount of funds out of the PRC through a planned capital reduction. The completion of the approval process satisfies the Financing Milestone under the RSA. It is intended that the Restructuring will be implemented through the Scheme and accordingly, would be subject to (i) the Company obtaining the requisite majorities at a meeting convened to vote on the Scheme, and; (ii) sanction of the Cayman Court. The Financing Milestone under the RSA requires that these steps be completed no later than September 1, 2021.Under the RSA, all creditors who are a party to the RSA undertook to vote in favour of the Scheme. Once the Scheme is effective in the Cayman Islands, it is intended that the Scheme will also be subject to other court and/or regulatory processes in order to obtain approvals in relevant jurisdictions to achieve global implementation and effectiveness of the Restructuring, including recognition and enforcement of the Scheme in the United States under chapter 15 of the U.S. Bankruptcy Code.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.       SUBSEQUENT EVENTS (CONTINUED)

Independent investigation and related matters

On March 19, 2020, the Company’s Board of Directors (the “Board”) formed a special committee (the “Special Committee”) to oversee an internal investigation (the “Internal Investigation”) into certain issues raised to the Board’s attention during the audit of the consolidated financial statements for the fiscal year ended December 31, 2019. The Special Committee retained Kirkland & Ellis as its independent advisor, which was assisted by FTI Consulting as an independent forensic accounting expert.

On April 2, 2020, the Special Committee brought to the attention of the Board information about the preliminary result of the Internal Investigation. As a result, the Company announced that investors should no longer rely upon the Group’s previous financial statements and earning releases for the nine months ended September 30, 2019 and the two quarters starting April 1, 2019 and ended September 30, 2019, including the prior guidance on net revenues from products for the fourth quarter of 2019, and other communications relating to these consolidated financial statements.

On July 1, 2020, the Company announced that the Special Committee substantially completed the Internal Investigation into the issues disclosed on April 2, 2020. Based on its work, the Special Committee found that the fabrication of transactions (the “Fabricated Transactions”) began in April 2019 and that, as a result, the Group’s net revenue in 2019 was inflated by approximately RMB2.12 billion (US$0.31 billion), and the Group’s costs and expenses were inflated by RMB1.34 billion (US$0.2 billion).

The Special Committee also noted that the funds supporting the Fabricated Transactions were funneled to the Group through several third parties associated with the Group’s employees and/or related parties, and that the Group’s former CEO Ms. Qian Zhiya, former Chief Operating Officer (the former “COO”), Mr. Jian Liu and certain employees reporting to them participated in the Fabricated Transactions.

Following the Special Committee’s recommendations, the Board has terminated Ms. Jenny Zhiya Qian and Mr. Jian Liu from the positions of CEO and COO and appointed Mr. Jinyi Guo, a director to the Board, as the acting CEO. The Board also demanded that Ms. Qian Zhiya and Mr. Lu Zhengyao resign from the Board. The Board has further resolved to terminate 12 other employees who, at the direction of the former CEO and former COO, participated in, and/or had knowledge of, the Fabricated Transactions, including previously suspended employees. An additional 15 personnel were subject to other disciplinary actions. In addition, the Group has terminated relationship with all third parties involved in the Fabricated Transactions.

In connection with the Special Committee’s findings, the Group implemented several immediate enhancements to its finance functions and engaged an internal controls consultant to evaluate the existing controls environment and recommend enhancements to detect and prevent misconducts in the future. The Group chartered an internal audit function to test and evaluate its control functions. The Group has also strengthened ongoing compliance training to its employees.

On July 5, 2020, an extraordinary general meeting of shareholders (the “EGM”) was held. Mr. David Hui Li, Mr. Erhai Liu, Mr. Lu Zhengyao and Mr. Sean Shao ceased to be directors of the Board. Mr. Sean Shao was reappointed as an independent director on September 2, 2020.

On July 12, 2020, Mr. Jinyi Guo was appointed as the Chairman to the Board and the CEO of the Group.

Based on the results of the Internal Investigation, the Group has reversed the inflated revenue and costs and expenses resulting from the Fabricated Transactions in its 2019 annual report. The Group is in the process of correcting its prior tax filings including VAT filings with PRC tax authorities. As of the issuance date of this report, the corrected tax filings of 56 PRC subsidiaries of the Group have been accepted by local tax authorities. The Group cannot predict legal proceedings or any enforcement action or other remedies that may be imposed on the Group arising out of its prior tax filings.

Deal Memorandum with Schaerer to purchase Luckin EXPRESS Coffee Machine Engines

The Group and Schaerer Ltd. have entered into a deal memorandum (the “Memorandum”) in April 2020. Pursuant to the Memorandum, the Group undertakes to purchase a minimum of 15,000 units of Schaerer Premium Coffee Engine (“SPCE”) before 31 December 2021, among which a minimum of 10,000 units were to be ordered and delivered prior to the end of 2020. The Memorandum provides that the detailed terms and conditions of any purchase will be subject to purchase orders and confirmations between the parties. As of the date of this filing, Luckin has ordered 2,720 units of SPCEs.

Since May 2020, the Group has started communications and negotiations with Schaerer with regard to the Memorandum, and has expressed that it will not be capable of performing the Memorandum in accordance with the designated schedule. On August 13, 2020, the Group explicitly notified Schaerer that it will not place any new orders under the Memorandum other than the aforementioned 2,720 units. Under the Memorandum the Group would be liable to compensate Schaerer if the Group fails to fulfill its commitment and any such payment is due on March 31, 2022. The parties are currently negotiating a mutually-agreeable resolution to the matter and may result in a material settlement payment at an earlier date.

Delisted from Nasdaq

On May 15, 2020, the Company received a written notice from The Nasdaq Stock Market LLC (the “Nasdaq”) indicating that Nasdaq has determined to delist the Company’s securities from Nasdaq due to the Fabricated Transactions and the Company’s past failure to publicly disclose material information.

On May 22, 2020, the Company requested an oral hearing before the Nasdaq Hearings Panel pursuant to Market Place Rule 4820. On May 23, 2020, Nasdaq informed the Company of the scheduled hearing date of June 25, 2020. On June 24, 2020, the Company notified the Listing Qualifications Staff of the Company’s decision to withdraw its request for the aforementioned hearing and not to seek to reverse or stay the Listing Qualification Staff’s determination of delisting the Company from the Nasdaq Global Select Market.

On July 1, 2020, the Nasdaq filed a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 with the SEC. The Company’s ADSs were removed from listing on the Nasdaq and subsequently quoted on the OTC Markets.

The Bank of New York Mellon (“BNY”) has been appointed as Depositary by the Company, in connection with a Level III Depository Receipt facility. BNY paid US$7,483 net off withholding tax of US$3,143 to the Company as initial payment which was a negotiated share of the fee revenue earned by BNY in respect of the Level III Facility during the term period. The payment of the annual revenue sharing payment as agreed by BNY and the Company was contingent upon: (1) BNY remains as the sole depository bank of the Company; (2) the Company remaining listed either with the New York Stock Exchange or NASDAQ. Since the Company delisted from NASDAQ on July 1, 2020, BNY requested the Company to return its initial payment on July 2, 2020. As a result, the Company recognized other expense amounted to RMB3,854 (US$0.6) in 2019, and other receivable in connection with the refundable withholding tax amounted to RMB22,100 (US$3,174) and other payable due to BNY amounted to RMB78,583 (US$11,288) was recorded as of December 31, 2019.

Agreement to pay UCAR Inc. for leasehold improvements and Claim by UCAR Inc. on certain expenses

UCAR Inc. entered into a rental agreement with a third party to lease certain office space in Beijing between February 2016 and August 2024 and invested in leasehold improvements.  In 2018 and 2019, UCAR Inc. sublet some of the rental space to the Group. In September 2020, UCAR Inc. terminated the lease contract with the lessor, and the Group succeeded UCAR Inc. as the new lessee. The Group has entered into an agreement with UCAR Inc. to pay RMB36,599 (US$5,257) to UCAR Inc. for the costs UCAR Inc. incurred as a result of the leasehold improvements. The Group has not yet made the payment as of the issuance date of this report.

In November 2020, UCAR Inc. approached the Group seeking payment by the Group for certain historical expenses UCAR Inc. allegedly paid on behalf of the Group.  After consulting with its PRC counsel, the Group considered that the vast majority of such claims has no legal basis. The Group is not aware of any litigation brought by UCAR Inc. against it as of the date of the issuance of the report and believes it is unlikely that UCAR Inc.'s claim will prevail in court should it decide to file a law suit. Therefore, the Group did no record it as a liability as of December 31, 2019.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.       SUBSEQUENT EVENTS (CONTINUED)

Illiquid Investments

In mid-April 2020, after changes to the Group’s management team and reporting lines following the suspension of then-CEO, the Board and the current management of the Group identified two trust investments, namely Xiamen Trust and Yunnan Trust, established by Luckin China under instruction of former management. Below sets forth a summary of the key information on the two trusts and the actions taken or to be taken by the Group to recover the investments.

Background of Xiamen Trust

•                  Xiamen Trust was established on March 12, 2020 with (i) a term of 12 months from the establishment date, and (ii) a total trust investment of RMB600,000, including RMB590,000 from Luckin China and RMB10,000 from the other trustor/beneficiary, Meifu Jiaye (Xiamen) Automobile Service Co., Ltd. (“Meifu Jiaye”). Xiamen International Trust Co., Ltd. (“Xiamen Trustee”) is the trustee of Xiamen Trust.

•                  The trust instruments provide that all of the trust fund would be used to purchase receivables from Xiamen Yishi Finance Lease Co., Ltd. (“Yishi”, name changed to Yishi (Xiamen) Supply Chain Management Co., Ltd.) relating to property (auto assembly line and facilities) leased to Borgward (“leased property”). Borgward is controlled by UCAR Inc., a company which Mr. Lu Zhengyao serves as chairman of the board, according to UCAR Inc.’s public disclosures.

•                  In accordance with the trust instruments, Borgward pays Xiamen Trust lease interest on a monthly basis. The actual annual rate for the trustors is 6.1% (trust management fee and other expense deducted from contractual annual rate of return of 7.2%). All outstanding interest payments before termination of trust have been received to date as per the contractual agreement.

Background of Yunnan Trust

•                  Yunnan Trust was established on March 17, 2020 with a term of 24 months from the establishment date, and a total trust investment of RMB600,000, including RMB550,000 from Luckin China and RMB50,000 from the other trustor/beneficiary Meifu Jiaye. Yunnan International trust Co., Ltd. (“Yunnan Trustee”) is the trustee of Yunnan Trust.

•                  According to the trust instruments, the entirety of the trust fund is supposed to be invested in 46.15% equity interests of Yousheng Chengyi (Tianjin) Information Technology Co., Ltd (“Yousheng Information”).

•                  The trust instruments indicate that Yousheng Information has pledged to the Yunnan Trustee 40.36 million shares of UCAR Inc. as guarantee. UCAR Inc.’s shares were listed on China’s National Equities Exchange And Quotations Co., Ltd. (“NEED”) and was delisted by the NEED on March 19, 2021. The stock price of UCAR Inc. dropped to RMB0.99 when it was previously suspended from trading on August 31, 2020.

•                  The trust instruments stipulate that Yousheng (Tianjin) Technology Development Co., Ltd. (“Yousheng Development”), the other shareholder of Yousheng Information holding 53.85% of its equity interests, is required to buy back the equity interest held by Yunnan Trust, at the end of the trust term of 24 months. Public record searches show that Yousheng Development has a registered capital of RMB5,000.

•                      The trust instruments provide that Yousheng Development shall pay Yunnan Trust the premium of the principal on a quarterly basis. The actual annual rate of return for the trustors is 6.5% (trust management fee and other expense deducted from contractual annual rate of return of 7.1%). All outstanding interest payments have been received to date as per contractual agreement, except for a recent default of the interest payment due as of June 20, 2021.

Action Taken or to be Taken by the Group’s Management

After the Board and the current management of the Group identified the trust investments by Luckin China, they have been assessing the information concerning the two trusts and manage dissipation risk. With the help of the forensic advisors of the Special Committee of the Board, the Group obtained copies of the underlying trust agreements and immediately engaged reputable PRC law firms to look into the issue and formulate action plans to preserve the investments and recover the assets. Throughout the process, the Board has been kept updated about the progress and instructed management to explore options with respect to the trusts and take the appropriate action.

Following its review of these options, and to safeguard the assets of the Group and mitigate the dissipation risk, with assistance from its PRC counsel, the Group has explored all options available to it and exercised its rights to request for early termination of Xiamen Trust and to redeem the funds invested by Luckin China on an accelerated basis. Specifically:

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.       SUBSEQUENT EVENTS (CONTINUED)

For Xiamen Trust

•                      Pursuant to the trust instruments, early redemption is allowed starting six months from the date of creation of the trust. As authorized by the Board, the Group’s management issued the formal early redemption notice to Xiamen Trustee on November 4, 2020, demanding that the Xiamen Trustee request Borgward to promptly pay back the principal and corresponding interests. Xiamen Trustee has since confirmed with Borgward that Borgward cannot make the payment as requested on time, and made an in-kind distribution of the trust asset to Luckin China on February 25, 2021 as demanded by Luckin China. On March 26, 2021, Luckin China obtained the ownership of the leased property from Yishi and subsequently issued formal letter to Borgward to announce ownership and demand to check the status of the leased property.

•                      Luckin China and its PRC counsel sent demand letters to Borgward to demand payments and made multiple attempts to negotiate with Borgward to secure prompt payments. The parties failed to reach a viable settlement. Hence, Luckin China filed a lawsuit against Borgward, which was accepted by the Xiamen Intermediate People’s Court (“Xiamen Court”) on March 26, 2021. In addition, Luckin China successfully obtained a civil ruling by the Xiamen Court on April 6, 2021 with regard to the application of asset preservation. The Xiamen Court had completed search of Borgward’s bank accounts and froze two bank accounts with a total of only RMB1,676 (US$241) and attached by multiple court freezing orders. The lawsuit is currently ongoing with the Xiamen Court.

For Yunnan Trust

•                      The right of early redemption is not provided for in the trust arrangements. Therefore, Luckin China cannot unilaterally terminate the trust by exercising such right.  However, with the consent of the other trustor/beneficiary of the trust Meifu Jiaye at a beneficiary meeting, Luckin China may request an early termination of the Yunnan Trust. Luckin China has attempted but not yet been able to obtain the consent of Meifu Jiaye to make such early termination request.

•       The current guarantee by Yousheng Information included the shares of Ucar Inc, which have been delisted from NEED. As a result, Luckin China has been communicating with Yunnan Trustee to request certain actions, including (i) requests against Yousheng Information to add or provide a new guarantee and (ii) requests Yousheng Development to early buy back the equities purchased by the Yunnan Trust.

•                      As advised by its PRC counsel, in light of Ucar Inc.’s delisting and recent default of interest payment due as of June 20, 2021, Luckin China has sent another formal letter to Yunnan Trust to demand that, among other things, the Yunnan Trustee (i) requests against Yousheng Information to add or provide a new guarantee considering the significant decrease in value of current guarantee; (ii) requests Yousheng Development to early buy back the equities purchased by the Yunnan Trust; and (iii) files for a lawsuit against Yousheng Development.

Dialogue with various parties is ongoing and the proposed action plans are subject to change. However, there are no assurances that Luckin China will be able to recover funds it invested in Xiamen Trust and Yunnan Trust in whole or in part.

Legal Proceedings

SEC Investigation and Settlement

The Group self-disclosed to the SEC the Fabricated Transactions referenced in its press release on April 2, 2020.  Following the Group’s disclosure, the SEC initiated an investigation into the Fabricated Transactions.  The Group has since been cooperating with the SEC’s investigation.

On December 16, 2020, the Group entered into settlement with the SEC regarding the Fabricated Transactions.  Under the terms of the settlement, the Group, without admitting or denying the allegations of the SEC, consented to the entry of an order (i) requiring it to pay a civil money penalty in the amount of US$180 million to the SEC, which shall be offset by any cash payments made by the Group to its security holders pursuant to any schemes of arrangement approved by the Cayman court in the proceeding for our provisional liquidation proceedings and restructuring, provided that such payments are made within 42 months subject to extensions granted by the SEC and the final distribution plan is not reasonably objectionable to the SEC staff, and (ii) permanently enjoining it from violations of certain federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934.

In settling this matter, the SEC acknowledged that the Group self-reported the Fabricated Transactions to the SEC staff, cooperated with the SEC throughout its investigation and promptly undertook significant remedial efforts. These efforts included initiating an internal investigation, terminating certain personnel, terminating relationships with third parties involved in the fraudulent conduct, reorganizing its finance department and adding internal accounting controls.

On February 4, 2021, the United States District Court for the Southern District of New York issued a judgment approving the SEC.

U.S. Department of Justice Investigation (the “DOJ”)

The Group was contacted by the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) following the Group’s disclosure to the SEC on April 2, 2020 relating to the Fabricated Transactions.  The SDNY indicated that it had commenced an investigation into the Fabricated Transactions.  The Group has been in regular contact with the SDNY regarding its investigation including apprising the SDNY of the relevant Chinese laws that restrict the Group from providing evidence and information without prior approval from the Chinese Ministry of Justice.  The Group is committed to cooperating with the DOJ to the extent permissible under the applicable PRC laws.  The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.       SUBSEQUENT EVENTS (CONTINUED)

Penalty from SAMR

On September 23, 2020, the Group received the penalty decisions from the Chinese State Administration for Market Regulation and certain of its sub-bureaus (collectively the “SAMR”). The penalty decisions found that Luckin’s conduct related to the Fabricated Transactions violated the PRC Anti-Unfair Competition Laws.  The SAMR imposed an aggregate fine of RMB61,000 (US$8,762) on two entities of the Group and certain implicated third-party companies as a result of their involvement in the Fabricated Transactions. The Group has instructed its PRC counsel to send demand letters to 37 companies and is evaluating action to collect the money that was paid on behalf of the certain implicated third parties.

Ministry of Finance Investigation

On May 6, 2020, the Ministry of Finance of the PRC initiated its investigation into the accounting information of two entities of the Group. On July 31, 2020, the Ministry of Finance of the PRC announced its investigation has been substantially completed. The Ministry of Finance of the PRC further announced that they would impose and publish its relevant penalty decision to the Group in due course. The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation. The Group did not record it as a liability as of December 31, 2019.

Appointment of joint provisional liquidators

On July 10, 2020, a creditor of the Company filed a winding up petition against the Company in the Cayman Court. On July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs to develop and propose a restructuring of the Company’s indebtedness in a manner designed to allow the Company to continue as a going concern. The Board’s powers to conduct the ordinary, day to day business of the Company is preserved but subject to the supervision and oversight of the JPLs. The appointment of the JPLs was made pursuant to an application made by the Company in response to aforesaid winding-up petition filed by a creditor of the Company. On October 12, 2020, pursuant to a letter of request issued by the Cayman Court dated September 7, 2020, the High Court of the Hong Kong Special Administrative Region made an order recognizing the appointment of the JPLs.

Commencement of Chapter 15 Case in the United States

On February 5, 2021, the JPLs of the Company, Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited filed a verified petition under chapter 15 of the U.S. Bankruptcy Code (the “Chapter 15 Petition”) with the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The Chapter 15 Petition sought, among other things, recognition in the United States of the Company’s provisional liquidation pending before the Cayman Court, Financial Services Division, Cause No. 157 of 2020 (ASCJ) (the “Cayman Proceeding”) and related relief. On March 30, 2021, the U.S. Bankruptcy Court entered the Order Recognizing Cayman Proceeding and Granting Related Relief in Aid Thereof [Dkt. No. 48] (the “Recognition Order”). The Recognition Order granted certain relief requested in the Chapter 15 Petition, including recognition of the Cayman Proceeding in the United States and stay of all actions in the United States against the Company or its assets in the United States, to the extent provided in section 362 of the U.S. Bankruptcy Code. Certain other relief requested under the Chapter 15 Petition is under the consideration of the U.S. Bankruptcy Court.

Legal Actions

By the report date, certain lawsuits including U.S. Class Action, U.S. “Opt Out” Claims, U.S. Derivative Action, Canadian Class Action and Cayman Bondholder Action, and Hong Kong Bondholder Action were filed against Luckin and certain of its subsidiaries in the United States, Canada, Hong Kong, and Cayman Islands, seeking recovery of investor loss.

U.S. Class Action

On February 13, 2020, April 2, 2020, April 8, 2020, and April 10, 2020, putative securities class action complaints were filed in the United States District Court for the Eastern and Southern Districts of New York against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. These lawsuits have been consolidated in the Southern District of New York, and is captioned In re Luckin Coffee Inc. Securities Litigation, 1:20-cv-01293 (S.D.N.Y.). On June 12, 2020, the court appointed co-lead plaintiffs pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated class action complaint was filed on September 24, 2020 that alleges, among other things, that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements.  The consolidated class action complaint variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 of the Securities Exchange Act of 1934, and Sections 11 and 15 of the Securities Act for a putative class period between May 17, 2019 to April 1, 2020. On March 5, 2021, the court entered a Stipulation and Order provisionally certifying the class for settlement purposes.  On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing Luckin’s Cayman provisional liquidation proceeding (the “Cayman proceeding”) as a foreign main proceeding and imposing an automatic stay of U.S. litigation against Luckin.

On May 26, 2020, June 18, 2020, and June 23, 2020, putative securities class actions complaints were filed in the Supreme Court of the State of New York, County of New York, against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering.  The lawsuits variously alleged that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements, in violation of Sections 11, 12 and 15 of the Securities Act.  On October 16, 2020, the court appointed co-lead plaintiffs and consolidated the lawsuits under the caption In re Luckin Coffee Inc. Securities Litigation, 651939/2020 (N.Y. Sup. Ct.).  A consolidated amended complaint was filed on December 23, 2020, adding claims against investment vehicles owned by former officers and directors of Luckin and Luckin’s agent for service of process, Cogency Global.  The amended complaint also asserted claims under the Securities Act on behalf of a class of purchasers of convertible bonds issued by Luckin in January 2020.  On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing Luckin’s Cayman proceeding as a foreign main proceeding and imposing an automatic stay of U.S. litigation against Luckin.

U.S. “Opt Out” Claims

The Company has also been named as a defendant in the following opt-out lawsuits alleging violations of U.S. securities laws: Kingstown Capital Management. v. Luckin Coffee, 1:20-cv-07029 (S.D.N.Y.), which seeks to recover over $22 million in alleged losses; Lai Ye v. Luckin Coffee et al., 1:21-cv-2020 (S.D.N.Y.), who seeks to recover $4 million in alleged losses; Nuveen Winslow Large-Cap Growth ESG Fund et al. v. Luckin Coffee et al., 655177/2020 (N.Y. Sup. Ct.), which seeks to recover over $100 million in alleged losses; and Bequai v. Luckin Coffee, 059 GV 200194302729-00, 4-2019 Form F-1 (Va. D. Ct., Fairfax Cty.), which seeks to recover $25,000 in losses.  On November 4, 2020, the plaintiff in the Bequai action filed a request to dismiss the action without prejudice. On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing Luckin’s Cayman proceeding as a foreign main proceeding and imposing an automatic stay of U.S. litigation against Luckin.

Certain individuals and institutions claiming to be ADS investors have made informal demands for the company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020, but have not commenced legal proceedings.  In the aggregate, the investors that have made information demands have asserted losses in excess of $240 million.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.       SUBSEQUENT EVENTS (CONTINUED)

U.S. Derivative Action

The Company is a nominal defendant in a consolidated putative derivative action filed in the Supreme Court of the State of New York captioned In re Luckin Coffee Inc. Derivative Litigation, 652800/2020 (N.Y. Sup. Ct.).  This action is stayed pending the Court’s order resolving defendants’ motion to dismiss the complaint in the federal securities class action.  On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing Luckin’s Cayman proceeding as a foreign main proceeding and imposing an automatic stay of U.S. litigation against Luckin.

Canadian Class Action

On or about April 14, 2020, an Application for Authorization to Bring a Class Action was filed against Luckin Coffee Inc. by Martin Banoon (the “Applicant”) in the Superior Court of Quebec file no. 500-06-001058-201. The Applicant seeks authorization to institute a class action on behalf of the proposed class members comprised of holders of Luckin Coffee’s ADS, as a result of Fabricated Transactions. At the request of the Applicant, the Superior Court of Quebec issued an order staying proceedings pending the Quebec Court of Appeal's decision in an unrelated class action that is expected to address jurisdictional defenses similar to those that Luckin Coffee Inc. may raise in the Banoon class action.

Cayman Bondholder Action

In May 2020, a group of bondholders commenced proceedings in the Cayman Court seeking to recover approximately US$155 million of losses from the Company. By summons dated May 1, 2020, the bondholders applied ex parte for a worldwide freezing order (the “WFO”) against the Company. On May 8, 2020, the Cayman Court granted an WFO. On July 1, 2020 to July 3, 2020 the return date hearing of the WFO took place and the Cayman Court heard the Company’s application to set aside the WFO. By ruling circulated in draft on July 16, 2020 and delivered on August 3, 2020, the Cayman Court determined that the WFO should be discharged. By order dated July 22, 2020, the Cayman Court discharged the WFO. On August 12, 2020 the Cayman Court ordered that the bondholders’ time for appealing the order to discharge the WFO is extended until the expiry of 14 days after the discharge of the appointment of the JPLs. Whilst the bondholders had previously indicated that they intended to appeal the order dated July 22, 2020, the Company considers that this is now unlikely following the execution of the RSA as it could constitute a breach of undertakings under the RSA.

Hong Kong Bondholder Action

In May 2020, litigation was commenced by the same group of bondholders in Hong Kong against Luckin Coffee Inc, Luckin Coffee Roasting (Hong Kong) Limited, Luckin Coffee (Hong Kong) Limited, Luckin Coffee Roastery (Hong Kong) Limited and Luckin Coffee International (Hong Kong) Limited (the “Luckin Companies”) in which the Hong Kong Court granted an Injunction Order dated 11 May 2020. The Injunction Order was granted in support of the Cayman Bondholder Action and was ancillary to the WFO made by the Cayman Court against Luckin Coffee Inc. The effect of the Hong Kong Injunction Order was to, inter alia, freeze the assets of the Luckin Companies in Hong Kong up to the value of USD160 million. On August 20, 2020, the Hong Kong High Court ordered that the Hong Kong Injunction Order “be discharged forthwith and such Injunction Order will cease to have effect as of the date of the Order”. Accordingly, the Hong Kong Injunction Order is no longer in effect and the proceedings in Hong Kong have effectively been discharged. As far as the Company is aware, there are no other material litigation, claims and/or assessments relevant to the Luckin Companies in Hong Kong to be reported.

2021 Equity Incentive Plan

On January 25, 2021, the Company announced the adoption of a 2021 Equity Incentive Plan (the “2021 Plan”) to retain, attract and motivate employees and directors by providing them with equity incentives. The 2021 Plan has a ten-year term, and has a maximum number of 222,769,232 Class A ordinary shares, represented by 27,846,154 American Depositary Shares, available for issuance pursuant to all awards under the 2021 Plan. The Company may grant options, restricted shares, restricted share units and other form of awards pursuant to the 2021 Plan.

Internal Investigation into Allegations against Chairman and CEO, Dr. Jinyi Guo

On January 3, 2021, the Board the Company received a letter (the “January 3 Letter”) from certain employees containing allegations against the Company’s Chairman and CEO, Dr. Jinyi Guo.

The Board immediately formed an independent panel (the “Special Panel”), comprising one of the JPLs appointed by the Cayman Court and independent directors, to conduct an investigation into the allegations and the circumstances of the letter. The Special Panel engaged outside counsels and forensic accounting experts to form an investigation team (the “Investigation Team”), and instructed the Investigation Team to conduct a comprehensive and independent investigation into the allegations contained in the January 3 Letter.

Over the duration of a month, the Investigation Team interviewed nearly 40 individuals, both external parties and Company personnel, including individuals who signed the January 3 Letter, reviewed more than 50,000 transaction documents, Company’s policies and procedures, emails and other documents and record.

On February 17, 2021, the Company announced, with its investigation completed, that the Investigation Team found no substantiating evidence to support any of the allegation in the January 3 Letter, and has reported its findings to the Company’s Board.

The Investigation Team did find during the investigation that certain members of the Company’s former management participated in the planning of the January 3 Letter.

Entering into an Investment Agreement

On April 15, 2021, the Company entered into an investment agreement (the “Investment Agreement”) with an affiliate of Centurium Capital, as the lead investor, and Joy Capital.

Pursuant to the Investment Agreement, (i) Centurium Capital has agreed to an investment, through a private placement, totaling approximately US$240 million in senior convertible preferred shares of the Company (“Senior Preferred Share(s)”), and (ii) Joy Capital agreed to an investment, through a private placement, totaling approximately US$10 million in Senior Preferred Shares (collectively, the “Transactions”). Under certain circumstances, Centurium Capital and Joy Capital may be able to upsize on a pro rata basis for an additional US$150 million. However, pursuant to the Investment Agreement, Centurium Capital and Joy Capital can no longer exercise the Upsize because the Company had obtained approval from SAFE to transfer funds out of the PRC by a benchmark date set forth therein. The closing of the Transactions will be subject to a series of closing conditions, including the implementation of a restructuring of the Company’s $460 million 0.75% Convertible Senior Notes due 2025 through a scheme of arrangement under section 86 of the Cayman Islands Companies Act (2021 Revision) in accordance with the terms of the RSA.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.       PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	842,175	1,044,691	150,060
Amount due from a shareholder	147,559	—	—
Amounts due from subsidiaries	2,376,784	8,799,751	1,264,005
Other current assets	—	5,234	752
Total current assets	3,366,518	9,849,676	1,414,817

Non-current assets:
Investments in subsidiaries and VIE	(996,250)	(4,660,082)	(669,379)
Total non-current assets	(996,250)	(4,660,082)	(669,379)

Total assets	2,370,268	5,189,594	745,438

LIABILITIES AND SHAREHOLDERS’ DEFICITS
Current liabilities:
Amounts due to subsidiaries	—	129,470	18,597
Warrant liability	19,520	—	—
Total current liabilities	19,520	129,470	18,597

Non-current liabilities:
Total non-current liabilities	—	—	—
Total liabilities	19,520	129,470	18,597

Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.001 par value; 2,000,000 shares and nil authorized as of December 31, 2018 and December 31, 2019, respectively; 544,688 and nil issued and outstanding as of December 31, 2018 and December 31, 2019 respectively)	2,113,347	—	—
Series B convertible redeemable preferred shares (US$0.001 par value; 1,000,000 shares and nil authorized as of December 31, 2018 and December 31, 2019, respectively; 272,343 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	2,164,994	—	—
Total mezzanine equity	4,278,341	—	—

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.       PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed balance sheets (continued)

	As of December 31,
	2018	2019
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ DEFICITS
Shareholders’ deficits:
Class A ordinary shares (US$0.000002 par value; nil and 20,000,000,000 shares authorized as of December 31, 2018 and December 31, 2019, respectively, nil and 664,687,728 issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	—	8	1
Class B ordinary shares (US$0.000002 par value; nil and 5,000,000,000 shares authorized as of December 31, 2018 and December 31, 2019, respectively; nil and 1,277,687,072 issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	—	13	2
Ordinary shares (US$0.001 par value; 45,400,000 and nil shares authorized as of December 31, 2018 and December 31, 2019, respectively; 750,000 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	—	—	—
Angel-1 shares (US$0.001 par value; 1,000,000 shares and nil authorized; 915,750 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	743,376	—	—
Angel-2 shares (US$0.001 par value; 600,000 shares and nil authorized; 513,000 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively) (Angel-1 shares and Angel-2 shares, collectively “Angel Shares”)	512,812	—	—
Additional paid-in capital	65,000	11,846,341	1,701,620
Accumulated deficit	(3,246,705)	(6,863,595)	(985,894)
Accumulated other comprehensive loss	(2,076)	77,357	11,112
Total shareholders’ (deficits)/equity	(1,927,593)	5,060,124	726,841

Total liabilities, mezzanine equity and shareholders’ equity	2,370,268	5,189,594	745,438

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.       PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive loss

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Operating loss
General and administrative expenses	—	(557)	(25,773)	(3,702)
Foreign exchange loss	—	(264)	(29)	(4)
Change in the fair value of warrant liability	—	(19,276)	(8,322)	(1,195)
Share of losses from subsidiaries and VIE	(56,371)	(1,602,848)	(3,164,198)	(454,509)
Interest income	—	3,823	43,606	6,264
Other income	—	—	(3,635)	(522)
Interest and financing expenses	—	(30)	(82)	(12)
Net loss before income taxes	(56,371)	(1,619,152)	(3,158,433)	(453,680)
Income tax expense	—	—	—	—
Net loss	(56,371)	(1,619,152)	(3,158,433)	(453,680)
Accretion to redemption value of convertible redeemable preferred shares	—	(1,571,182)	(552,036)	(79,295)
Deemed distribution to a certain holder of Series B Preferred Shares	—	—	(2,127)	(306)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(56,371)	(3,190,334)	(3,712,596)	(533,281)

Net loss	(56,371)	(3,190,334)	(3,712,596)	(533,281)
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation difference, net of tax of nil	—	(2,076)	79,433	11,410
Total Comprehensive loss	(56,371)	(3,192,410)	(3,633,163)	(521,871)

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.       PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of cash flows

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
		RMB	RMB	US$

Net cash generated from operating activities	—	45,469	17,722	2,545
Net cash used in investing activities	—	(2,800,092)	(5,419,820)	(778,508)
Net cash generated from financing activities	—	3,596,798	5,604,614	805,052
Net increase in cash and cash equivalents	—	842,175	202,516	29,089
Cash and cash equivalents at beginning of the period/year	—	—	842,175	120,971
Cash and cash equivalents at end of the period/year	—	842,175	1,044,691	150,060

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investments in its subsidiaries and VIE.

The parent company records its investments in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as ‘‘Investments in subsidiaries and the VIE” and their respective profit or loss as ‘‘Share of loss in subsidiaries and the VIE” on the condensed statements of comprehensive loss. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary or VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary or VIE or is otherwise committed to provide further financial support. If the subsidiary or VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net loss not recognized during the period the equity method was suspended.

The subsidiaries and VIE did not pay any dividends to the Company for the period/years presented.