Form 20-F
period 2020-12-31
Luckin Coffee Inc.
filed 2021-09-21
CIK 1767582

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

2,025,174,796 ordinary shares, comprised of 1,880,396,244 Class A ordinary shares, par value US$0.000002 per share, and 144,778,552 Class B ordinary shares, par value US$0.000002 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes ☐ No ☐

EXPLANATORY NOTE

Our consolidated financial statements for the fiscal year ended December 31, 2018 have been audited by Ernst & Young Hua Ming LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Our consolidated financial statements for the years ended December 31, 2019 and 2020 have been audited by Centurion ZD CPA & Co. in accordance with the standards of the PCAOB.

In March 2020, our Board of Directors (the “Board”) formed a special committee (the “Special Committee”) to oversee an internal investigation (the “Internal Investigation”) into certain issues raised to the Board’s attention during the audit of our consolidated financial statements for the fiscal year ended December 31, 2019. In April 2020, the Special Committee brought to the Board’s attention that certain management and employees reporting to them had engaged in misconduct, including fabricating certain transactions. On July 1, 2020, we announced that the Special Committee had substantially completed the Internal Investigation and found that the fabrication of transactions by certain management and employees reporting to them (the “Fabricated Transactions”) began in April 2019 and that, as a result, our net revenue in 2019 was inflated by approximately RMB2.12 billion (US$0.31 billion), and our costs and expenses were inflated by approximately RMB1.34 billion (US$0.2 billion).

Our delay in the filing of this annual report was primarily due to the significant time required to complete the preparation of the annual report on Form 20-F for the fiscal year ended December 31, 2019, including the restatement of certain of our previously announced financial results as the result of the Fabricated Transactions.

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

•                  “Company” refers to Luckin Coffee Inc., a Cayman Islands exempted company;

•                  “item sold” refers to an item transacted on our mobile apps or through third-party platforms in a given period, regardless of whether the item was paid for or was merely ordered through our free product marketing initiative;

•                  “Luckin,” “we,” “us,” “our company,” and “our” refer to Luckin Coffee Inc., a Cayman Islands exempted company, its subsidiaries and, in the context of describing our operations and consolidated financial statements, its variable interest entity;

•                  “Ordinary Shares” as of the date hereof refers to our Class A and Class B ordinary shares of par value US$0.000002 per share and, prior to the completion of our initial public offering, our ordinary shares and angel-1 and angel-2 shares of par value US$0.001 per share;

•                  “our mobile apps” refers to our self-developed mobile apps, primarily including Luckin mobile apps and Weixin mini program;

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

Luckin Coffee Inc. is a Cayman Islands holding company that conducts its operations and operate its business in China through its PRC subsidiaries and VIE (as defined above). Such structure involves unique risks to investors. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure—We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.” Moreover, if the PRC government deems that our contractual arrangements with our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, if any of our business operations carried out by our subsidiaries were to be restricted or prohibited from foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in the affected operations.

We face various risks and uncertainties related to doing business in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business and accept foreign investments. For example, we face risks associated with regulatory approvals on offshore securities offerings, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China.”

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

•                  our mission, vision and growth strategies;

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

•                  the changes and developments of the international geopolitical environment; and

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

Important factors that could cause actual future results to differ materially from our expectations include, among others, the following:

•                  the expense, timing and outcome of legal and governmental proceedings, investigations and information requests relating to, among other matters, our disclosure and accounting practices, including the impact by our settlement with the SEC, pending and ongoing investigations by the U.S. and PRC authorities, a number of pending litigations, including putative class actions, and other investigations or proceedings that are ongoing or may be initiated;

•                  the outcome and effect of the ongoing restructuring of our financial obligations and our ability to obtain sufficient offshore funding to complete the restructuring;

•                  our ability to manage the transition to our current management team, the success of the management in assuming their roles and the ability of the management to implement and achieve our strategies and goals as they develop;

•                  our ability to manage the transition to our current board of directors and the success of these individuals in their roles as members of the board of directors of the Company;

•                  the effect of the non-reliance identified in, and the resultant restatement of, certain of our previously issued financial results; the material weakness in our internal control over financial reporting that we identified; and any claims, investigations or proceedings (and any costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom), negative publicity or reputational harm that has arisen or may arise as a result;

•                  the effectiveness of the measures implemented to remediate the material weakness in our internal control over financial reporting that we identified, our deficient control environment and the contributing factors leading to the misstatement of our results and the impact such measures may have on us and our businesses;

•                  potential additional litigation and regulatory investigations (and any costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom), negative publicity and reputational harm on us, products and business that may result from the recent public scrutiny of our business, disclosure and accounting practices;

•                  the impacts of changes and developments in the international geopolitical environment;

•                  the impacts of changes and developments in regulatory policies in China and the United States;

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

In addition, we are faced with other risks and uncertainties, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. A summary of the principal risks we face is set forth below:

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

•                  We are negotiating an offshore restructuring of the Company’s indebtedness under the supervision of light touch joint provisional liquidators appointed pursuant to an order of the Grand Court of the Cayman Islands (the “Cayman Court”), including a restructuring of indebtedness to bondholders and settlement of certain of our contingent liabilities with respect to the Fabricated Transactions. At this stage, we cannot make an absolute assurance that the restructuring of our indebtedness will be completed and implemented or that we will reach settlement of our contingent liabilities with respect to the Fabricated Transactions.

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

•                  Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.

•                  A significant interruption in the operations of our third-party suppliers, retail partners and service providers could potentially disrupt our operations.

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

Risks Relating to Our Corporate Structure

•                  We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

•                  We established our VIE to hold certain foreign restricted licenses and permits which we may need in the future. Failure by our VIE or its nominee shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business.

•                  If our VIE structure were to be deemed as a method of foreign investment under any current or future PRC laws, regulations and rules, and if any of our business operations carried out by our subsidiaries were to be restricted or prohibited from foreign investment, our current corporate structure, business, financial condition and results of operations may be materially and adversely affected.

Risks Relating to Doing Business in China

•                  Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•                  Various legislative and regulatory developments related to U.S.-listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

•                  Trading in our ADSs may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditor.

•                  The approval of the CSRC or other PRC government authorities may be required under PRC law in connection with our offshore securities offerings, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

•                  If we fail to complete the NDRC filing in connection with any note offering, the NDRC may impose penalties or other administrative procedures on us.

PART I

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

3.A.                                      Selected Financial Data

The following selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020, and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data as of December 31, 2018 have been derived from our audited consolidated financial statements not included in this annual report.

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

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data:
Net revenues:
Revenues from product sales	840,695	3,009,590	3,716,791	569,622
Revenues from partnership stores	—	15,344	316,627	48,525
Total net revenues	840,695	3,024,934	4,033,418	618,147
Operating expenses:
Cost of materials	(532,217)	(1,623,324)	(1,995,380)	(305,805)
Store rental and other operating costs	(576,244)	(1,597,125)	(1,726,619)	(264,616)
Depreciation and amortization expenses	(106,690)	(411,883)	(483,421)	(74,088)
Sales and marketing expenses	(746,018)	(1,251,506)	(876,920)	(134,394)
General and administrative expenses	(379,738)	(1,072,339)	(981,645)	(150,444)
Store preopening and other expenses	(97,794)	(71,623)	(9,982)	(1,530)
Impairment loss of long-lived assets	—	(209,249)	(71,467)	(10,953)
Losses and expenses related to Fabricated Transactions and Restructuring	—	—	(475,252)	(72,836)
Total operating expenses	(2,438,701)	(6,237,049)	(6,620,686)	(1,014,666)
Operating loss	(1,598,006)	(3,212,115)	(2,587,268)	(396,519)
Interest income	8,915	79,407	135,713	20,799
Interest and financing expenses	(16,121)	(31,629)	(116,471)	(17,850)
Foreign exchange gain/(loss), net	13,113	19,842	(70,937)	(10,872)
Other expenses, net	(7,777)	(6,303)	(58,635)	(8,986)
Change in the fair value of warrant liability	(19,276)	(8,322)	—	—
Provision for SEC settlement	—	—	(1,177,074)	(180,394)
Provision for equity litigants settlement	—	—	(1,226,119)	(187,911)
Impairment of trust investments	—	—	(1,140,000)	(174,713)
Net loss before income taxes	(1,619,152)	(3,159,120)	(6,240,791)	(956,446)
Income tax (expense)/benefit	—	(1,387)	637,801	97,747
Net loss	(1,619,152)	(3,160,507)	(5,602,990)	(858,699)
Add: Accretion to redemption value of convertible redeemable preferred shares	(1,571,182)	(552,036)	—	—
Add: Deemed distribution to a certain holder of Series B convertible redeemable preferred shares	—	(2,127)	—	—
Less: Net loss attributable to noncontrolling interests	—	(2,074)	(13,885)	(2,128)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(3,190,334)	(3,712,596)	(5,589,105)	(856,571)

The following table presents our selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Total current assets	2,428,676	7,552,384	6,420,197	983,938
Cash and cash equivalents*	1,630,983	4,865,824	4,806,023	736,555
Total non-current assets	1,056,400	2,209,877	2,902,202	444,782
Total assets	3,485,076	9,762,261	9,322,399	1,428,720
Total current liabilities	780,890	4,309,379	1,000,986	153,407
Total non-current liabilities	353,438	310,355	5,596,529	857,706
Total liabilities	1,134,328	4,619,734	6,597,515	1,011,113

*The balance of cash and cash equivalents does not include restricted cash. Restricted cash amounted to nil, RMB115,605 thousand and RMB133,022 thousand (US$20,386 thousand) as of December 31, 2018, 2019 and 2020.

The following table presents our selected consolidated cash flow data for the years indicated below.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(1,310,694)	(2,166,970)	(2,376,832)	(364,267)
Net cash used in investing activities	(1,283,218)	(1,815,890)	(1,712,333)	(262,426)
Net cash generated from financing activities	3,988,402	7,240,746	4,029,070	617,483
Effect of foreign exchange rate changes on cash and cash equivalents	17,397	92,560	17,711	2,714
Net increase / (decrease) in cash and cash equivalents and restricted cash	1,411,887	3,350,446	(42,384)	(6,496)
Cash and cash equivalents and restricted cash at beginning of year	219,096	1,630,983	4,981,429	763,437
Cash and cash equivalents and restricted cash at end of year	1,630,983	4,981,429	4,939,045	756,941

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

We define non-GAAP operating loss as operating loss excluding share-based compensation expenses and impairment loss of long-lived assets, non-GAAP net loss as net loss excluding share-based compensation expenses, impairment loss of long-lived assets, change in fair value of warrant liability, provision for SEC settlement, impairment of trust investments and provision for equity litigants settlement and non-GAAP net loss attributable to our company’s ordinary shareholders and angel shareholders as net loss attributable to our company’s ordinary shareholders and angel shareholders excluding accretion to redemption value of convertible redeemable preferred shares, share-based compensation expenses, impairment loss of long-lived assets, change in fair value of warrant liability, provision for SEC settlement, impairment of trust investments and provision for equity litigants settlement. The table below sets forth a reconciliation of our operating loss to non-GAAP operating loss, our net loss to non-GAAP net loss and our net loss attributable to our company’s ordinary shareholders and angel shareholders to non-GAAP net loss attributable to our company’s ordinary shareholders and angel shareholders for the years indicated below.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Operating loss	(1,598,006)	(3,212,115)	(2,587,268)	(396,519)
Adjusted for: Share-based compensation expenses	—	152,285	22,029	3,376
Add: Impairment loss of long-lived assets	—	209,249	71,467	10,953
Non-GAAP operating loss	(1,598,006)	(2,850,581)	(2,493,772)	(382,190)
Net loss	(1,619,152)	(3,160,507)	(5,602,990)	(858,699)
Adjusted for: Share-based compensation expenses	—	152,285	22,029	3,376
Adjusted for: Change in the fair value of warrant liability	19,276	8,322	—	—
Add: Impairment loss of long-lived assets	—	209,249	71,467	10,953
Add: Provision for SEC settlement	—	—	1,177,074	180,394
Add: Provision for equity litigants settlement	—	—	1,226,119	187,911
Add: Impairment of trust investments	—	—	1,140,000	174,713
Non-GAAP net loss	(1,599,876)	(2,790,651)	(1,966,301)	(301,352)
Net loss attributable to our company’s ordinary shareholders and angel shareholders	(3,190,334)	(3,712,596)	(5,589,105)	(856,571)
Add: Accretion to redemption value of convertible redeemable preferred shares	1,571,182	552,036	—	—
Add: Share-based compensation expenses	—	152,285	22,029	3,376
Add: Change in the fair value of warrant liability	19,276	8,322	—	—
Add: Impairment loss of long-lived assets	—	209,249	71,467	10,953
Add: Provision for SEC settlement	—	—	1,177,074	180,394
Add: Provision for equity litigants settlement	—	—	1,226,119	187,911
Add: Impairment of trust investments	—	—	1,140,000	174,713
Non-GAAP net loss attributable to our company’s ordinary shareholders and angel shareholders	(1,599,876)	(2,790,704)	(1,952,416)	(299,224)

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

As previously disclosed in press releases dated April 2, 2020 and July 1, 2020, the Special Committee of the Board undertook an internal investigation regarding certain Fabricated Transactions with the assistance of independent advisors during 2020.

The Fabricated Transactions had and could continue to have material adverse impacts on us. We are the subject of a number of legal proceedings, investigations and inquiries with respect to the Fabricated Transactions and have been named as a defendant in a number of lawsuits, including class action lawsuits. We incurred significant costs in connection with the investigation, including legal expenses and cost associated with the restatement and adjustment of our financial statements. We may also incur material costs associated with our indemnification arrangements with our current and former directors and certain of our officers, as well as other indemnitees. Moreover, an unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against us, and/or our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. For example, we currently do not have an effective director and officer liability insurance, and may not be able to obtain a director and officer liability insurance at reasonable cost or terms in the future. Following disclosure of the Fabricated Transactions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future. The Fabricated Transactions also led to material adverse impacts on our operations, our reputation and our relationships with business partners, as well as material adverse impacts on our financial position, including incurred costs and expenses and our ability to raise new capital in the future. Further, our senior management team devoted significant time to facilitate the Internal Investigation and is expected to continue to devote significant time and efforts to address the impacts associated with or arising from the Fabricated Transactions.

We cannot predict all impacts on us in connection with or arising from the Fabricated Transactions. Any unknown or new risks may result in a material adverse effect on us.

We are the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the Fabricated Transactions, which have had and could continue to have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims and material liabilities.

We were, have been or are currently the subject of a number of legal proceedings and investigations and inquiries by governmental agencies in various jurisdictions, including the investigations by the SEC and the U.S. Department of Justice relating to the Fabricated Transactions, the lawsuits relating to the default under the terms of the convertible senior notes indenture offered on January 10, 2020, penalty decisions from the Chinese State Administration for Market Regulation and certain of its sub-bureaus (collectively the “SAMR”) relating to the Fabricated Transactions, the investigation by the Ministry of Finance of the PRC and other regulatory and court proceedings and investigations. On September 23, 2020, we received penalty decisions from the SAMR, which found that our conduct related to the Fabricated Transactions violated the PRC Anti-Unfair Competition Laws. On December 16, 2020, we entered into settlement with the SEC regarding the Fabricated Transactions, under which we are subject to payment of penalties and are enjoined from violation of certain federal securities laws. Entering into the settlement with the SEC also results in the loss of certain exemptions or protections that were available to us under federal securities laws. On February 4, 2021, the United States District Court for the Southern District of New York approved the SEC settlement. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We are unable to predict how long the ongoing proceedings, investigations and inquiries will continue, but we anticipate that we will continue to incur significant costs in connection with these matters and that these proceedings, investigations and inquiries will result in substantial diversion of management’s time, regardless of the outcome. These proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative sanctions against us and/or certain of our officers, or in changes to our business practices, among others. In addition, there might be proceedings, investigations and inquiries with respect to the Fabricated Transactions that might be uncertain or unknown to us or that might be initiated in the future, which could have a material adverse effect on us. For example, we have corrected our VAT filing to the PRC tax authorities for rectifying the revenues and VAT payable recognized in relation to the Fabricated Transactions. However, we are uncertain whether such correction in the previous VAT filing will fully resolve the matter to the satisfaction of the PRC tax authorities, and if the PRC tax authorities do not accept such correction, then the Fabricated Transactions are likely to be treated as transactions with issuance of false VAT invoices, and we may be required by the PRC tax authorities to pay corresponding VAT tax for the Fabricated Transactions. In addition, the PRC tax authorities may confiscate the illegal income and we may be subject to fines up to RMB500,000 per implicated entity, and further criminal penalties may be imposed on us if such violations are deemed to constitute criminal offenses.

Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us, coupled with the intensified public scrutiny of us and certain of our practices, could result in additional investigations and legal proceedings. Moreover, the matters that led to our Internal Investigation and our financial restatement have exposed us to increased risks of regulatory proceedings and government enforcement actions. As a result, these proceedings, investigations and inquiries could have a material adverse effect on our reputation, business, financial condition, including our ability to raise new capital, cash flows and results of operations.

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation.

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits described in “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings,” and will have to defend against such suits, including any appeals of such suits should our initial defenses be unsuccessful. We cannot predict the outcome of these lawsuits. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these suits. In the event that our initial defenses of these suits are unsuccessful, there can be no assurance that we will prevail in any appeal.

The matters that led to our Internal Investigation and our financial restatement have exposed us to increased risks of litigation. We and our current and former directors and officers may, in the future, be subject to additional litigation relating to such matters. Subject to certain limitations, we are obligated to indemnify our current and former directors and officers in connection with such lawsuits and any related litigation or settlement amounts. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees. An unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against us, our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. Following disclosure of the Fabricated Transactions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future.

Matters relating to or arising from the restatement and the Internal Investigation, including adverse publicity and potential concerns from our customers, suppliers or others with whom we do business, have had and could continue to have an adverse effect on our business and financial condition.

We have been and could continue to be the subject of negative publicity focusing on the restatement and adjustment of our financial statements, and we may be adversely impacted by negative reactions from our customers, suppliers or others with whom we do business. Concerns include the perception of the effort required to address our accounting and internal control environment, and the ability for us to be a long-term provider to our customers. Continued adverse publicity and potential concerns from our customers and business partners or others could harm our business and have an adverse effect on our financial condition.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

In connection with the audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2020. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness as of December 31, 2020 identified is:

•                    Lack of sufficient entity level control policies and procedures, including failure to demonstrate commitment to integrity and ethical values, lack of appropriate segregation of functions and duties and approval, including making investment decisions and usage of funds.

As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2020.

Following the identification of the material weakness, we have taken measures to remediate it. See “Item 15. Controls and Procedures—Management’s Plan for Remediation of Material Weakness.” The implementation of these remedial measures may not fully address these deficiencies in our internal controls. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially adversely affected.

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

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (“Section 404”), requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected.

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

We are negotiating an offshore restructuring of the Company’s indebtedness under the supervision of light touch joint provisional liquidators appointed pursuant to an order of the Cayman Court, including a restructuring of indebtedness to bondholders and settlement of certain of our contingent liabilities with respect to the Fabricated Transactions. At this stage, we cannot make an absolute assurance that the restructuring of our indebtedness will be completed and implemented or that we will reach settlement of our contingent liabilities with respect to the Fabricated Transactions.

On July 15, 2020, we announced that the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” Joint Provisional Liquidators of the Company (the “JPLs”). The appointment of the JPLs was made pursuant to our application in response to a winding-up petition filed by a creditor of the Company. Since the JPLs’ appointment, we have been operating our business under the day-to-day control of our Board under the supervision of the JPLs. The JPLs and our Board entered into a protocol with respect to the ongoing management of the Company on October 16, 2020, pursuant to which we would need to seek the JPLs’ approval for certain key management issues, including but not limited to the Company’s cash allocation, certain outward payments and any and all steps proposed to be taken by our Board outside of the ordinary course of the business of the Company and its subsidiaries. Pursuant to the order of the Cayman Court appointing the JPLs and pursuant to Cayman Islands law, no suit, action or other proceedings can be commenced or continued against the Company in the Cayman Islands without the leave of the Cayman Court. As of the date of this annual report, we are not aware of any such application for leave being made to the Cayman Court. In addition, commencement or continuation of suits, actions or proceedings in the territorial jurisdiction of the U.S. against the Company or its assets in the territorial jurisdiction of the U.S. are stayed, to the extent provided in section 362 of title 11 of the United States Code (the “U.S. Bankruptcy Code”) pursuant to the order of the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) in the case commenced with respect to us under chapter 15 of the U.S. Bankruptcy Code. See “Note 22 Subsequent Events—Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

Following the JPLs’ appointment, which constitutes an event of default under our convertible senior notes indenture, 100% of the principal of, and accrued and unpaid interest on, the US$460 million 0.75% convertible senior notes due 2025 (the “Notes”) automatically became immediately due and payable. Accordingly, since the appointment of the JPLs on July 15, 2020, we have been negotiating a restructuring of our financial obligations owing under the Notes (the “Restructuring”) under the supervision of the JPLs. On March 16, 2021, we announced that we entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91%-96% of par value. We are required to complete certain milestones under the RSA. However, we cannot assure you that we will be able to complete these milestones under the RSA in a timely manner or at all. See “Note 22 Subsequent Events—Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report. In addition, there are uncertainties as to whether we will be able to successfully implement the Restructuring. It is intended that the Restructuring will be implemented by way of a scheme of arrangement under section 86 of the Companies Act (2021 Revision) and accordingly, is subject to, amongst other things, (i) the Company obtaining the requisite majorities of votes at a meeting convened to vote on the proposed scheme of arrangement (i.e. a majority in number and 75% in value of members of the class present and voting) and (ii) sanction of the scheme of arrangement by the Cayman Court. Under the RSA as mentioned above, all creditors who are a party to the RSA undertook to vote in favor of a scheme of arrangement presented on materially similar terms to those contained within the RSA. On September 1, 2021, we announced that the Company, the JPLs and the holders of a majority of the Notes extended the milestone to launch the scheme of arrangement from September 1, 2021 to September 22, 2021. Once the scheme of arrangement is effective in the Cayman Islands, it is intended that the scheme will also be subject to other court and/or regulatory processes in order to obtain approvals in relevant jurisdictions to achieve global implementation and effectiveness of the Restructuring, including recognition and enforcement of the scheme in the United States under chapter 15 of the U.S. Bankruptcy Code.

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

We are aware that certain persons and entities (and their beneficiaries) who purchased or otherwise acquired the Company’s American Depository Shares have filed a series of lawsuits alleging that the Company (and others) violated United States securities law. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” As of the date of this annual report, the Company considers the claims asserted in these lawsuits as contingent liabilities as the Company’s liability has not yet been established by the relevant courts. Nevertheless, the Company, under the supervision of the JPLs, has been negotiating with various claimants with a view to negotiating a settlement or restructuring of those contingent liabilities. On September 20, 2021, we entered into a binding term sheet (the “Term Sheet”) with the lead plaintiffs in the provisionally certified class action In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC (SDNY) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive. The Term Sheet provides that the U.S. class action settlement amount will be calculated based on a Global Settlement Amount of $187.5 million, which will be reduced on a pro-rata basis based on the valid opt-out notices received pursuant to the U.S. Court’s prior order approving dissemination of a notice of pendency. The final report of valid opt out notices received will be provided to the U.S. Court on or before October 8, 2021. Based on the foregoing, we recognized a provision for equity litigants settlement of US$187.5 million for the year ended December 31, 2020. However, there are no assurances that we will not expend additional amounts to resolve claims of investors who submit valid opt-out notices. The Company has already been named as a defendant in a number of opt-out lawsuits alleging violations of U.S. securities laws. In addition, certain individuals and institutions, who have submitted opt-out notices, claim to have made investments relating to the Company’s ADS and have made informal demands for the company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020, but have not commenced legal proceedings. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” There may also be more lawsuits filed against us in the future. Moreover, pursuant to the Term Sheet, the settlement is subject to entering into definitive documentation and obtaining approvals from the U.S. Court overseeing the class action and the Cayman Court overseeing the Company’s “light touch” provisional liquidation, thus there are uncertainties regarding whether the settlement contemplated by the Term Sheet will be implemented at all. Failure to settle these lawsuits or other unfavorable outcomes in these proceedings could result in significant damages, additional penalties or other remedies imposed against us, our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows.

The Notes are exclusively the Company’s obligations but our operations are conducted through, and substantially all of our consolidated assets are held by, our subsidiaries and VIE.

The Notes described above are exclusively the Company’s obligations and are not guaranteed by any of our operating subsidiaries or VIE. A substantial portion of our consolidated assets are held by, and a substantial portion of our business is conducted through, our subsidiaries and VIE. Accordingly, the Company’s ability to service our debt, including the Notes and any additional notes to be issued as contemplated by the RSA, depends on the results of operations of our subsidiaries and VIE and upon the ability of such subsidiaries or VIE to provide the Company with cash, whether in the form of dividends, loans, service fees or otherwise, to pay amounts due on the Company’s obligations, including the Notes and any additional notes to be issued as contemplated by the RSA. Our subsidiaries and VIE are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans, service fees or other distributions to us from such subsidiaries or VIE may be subject to regulatory contractual and other restrictions and are subject to other business considerations.

We may still incur substantially more debt or take other actions which would intensify the risks discussed above.

We may incur substantial additional debts in the future, some of which may be secured debt, and some of which may restrict us from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that could have the effect of diminishing our ability to make payments on our obligations when due. For example, we intend to issue certain senior secured notes as contemplated by the RSA. See “Note 22 Subsequent Events—Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

The circumstances that led to the failure to file our annual report on time, and our efforts to investigate, assess and remediate those matters have caused and may continue to cause substantial delays in our SEC filings.

Our ability to resume a timely filing schedule with respect to our SEC reporting is subject to a number of contingencies, including whether and how quickly we are able to effectively remediate the identified material weakness in our internal control over financial reporting. Our filing of this annual report has been delayed and we cannot assure you we will be able to timely make our future filings.

In case we delay our filings, investors may need to evaluate certain decisions with respect to our ADSs in light of our lack of current financial information. Our lack of current public information may have an adverse impact on investor confidence, which could lead to a reduction in our stock price or restrictions on our abilities to obtain financing in the public market, among others. Further, in July 2020, we received notification from our depositary bank that due to the Company’s failure to timely comply with its SEC reporting obligations, the depositary bank decided to close its books to conversions of our ordinary shares into ADSs. We cannot assure you when or if our ADS facility will be reopened for conversions. The closing of the depositary’s books does not affect the trading of the previously issued ADSs. In addition, the SEC adopted amendments to the Exchange Act Rule 15c2-11 in September 2020 that enhanced disclosure and investor protection in the OTC market by ensuring that broker-dealers do not publish quotations for an issuer’s security when current issuer information is not publicly available, subject to certain exceptions. Therefore, if we are delayed in our filings, the broker-dealers will not be able to publish quotations for our ADSs on the OTC market after September 28, 2021, the general compliance date of this amendment. In such an event, the trading volume of our ADSs will be negligible, and the trading price may fall sharply as a result.

Risks Relating to Our Business and Industry

Our limited operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

We commenced our operations in October 2017 and have achieved significant growth since our inception. As of December 31, 2020, we operated 3,929 self-operated stores in 56 cities in China and had over 64.9 million cumulative transacting customers. At the same time, we continue to evaluate our store performance and adjust our business plan accordingly. In 2020, we closed certain stores with relatively lower performance levels. As of July 31, 2021, we had 4,030 self-operated stores, 1,293 partnership stores and 752 Luckin Coffee EXPRESS machines in China and had over 78.4 million cumulative transacting customers. Our limited operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth rates may decline for any number of possible reasons and some of them are beyond our control, including decreasing customer spending, increasing competition, declining growth of China’s coffee industry or China’s food and beverage sector in general, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our product offerings and may explore new operating models to bring greater convenience to our customers and to increase our customer base and number of transactions. However, the execution of any new business plans is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. Further, we may bear additional expenses and costs, including the negotiation of adjusted arrangements with suppliers, when we adjust our business plan. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the trading price of the ADSs could decline. In addition, since our business model is innovative in China’s coffee industry, it may increase the difficulty in evaluating our business and future prospects based on our historical operational or financial results.

We have incurred significant net losses attributable to the Company since our inception and we may continue to experience significant net losses attributable to the Company in the future.

We have incurred significant net losses attributable to the Company since our inception in June 2017. For the years ended December 31, 2018, 2019 and 2020, we incurred net loss attributable to the Company of RMB3,190.3 million, RMB3,712.6 million and RMB5,589.1 million (US$856.6 million), respectively, primarily attributable to the expenses in relation to the startup and fast expansion of our business.

We intend to further improve our brand awareness, optimize our customer base and store network, and continue to invest heavily in offering discounts and deals and other aspects of our business, especially sales and marketing. In addition, our net revenues will be impacted by various factors, including the performances of our stores, level of discounts we offer for different products, competitive landscape, customer preference and macroeconomic and regulatory environment. Therefore, our revenues may not grow at the rate we expect and may not increase sufficiently to offset the increase in our expenses. We may continue to incur losses in the future and we cannot assure you that we will eventually achieve profitability.

We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.

Building a well-known brand and accumulating a large and growing customer base are costly and time-consuming. For example, significant and continual investments in sales and marketing are required for further establishing brand awareness among the population in China to attract new customers and retain existing ones. In addition, we invest heavily in our technology systems, which are essential to our expansion and operations. It may take a long period of time to realize returns on such investments, if at all.

We have historically funded our cash requirements principally with capital contributions from our shareholders and the proceeds from our public offerings. If these resources are insufficient to satisfy our cash requirements, we may seek to raise funds through additional equity offerings or debt financings or obtain additional bank facilities. However, our ability to obtain additional capital in the future has been adversely affected by the impacts associated with the Fabricated Transactions and is subject to a number of uncertainties, including those relating to our future business development, financial condition and results of operations, general market conditions for financing activities by companies in our industry, and macroeconomic and other conditions in China and globally. For example, despite that we entered into an investment agreement with an affiliate of Centurium Capital Management Ltd (“Centurium Capital”) and Joy Capital II, L.P. (“Joy Capital”), the closing of the transactions thereunder will be subject to a series of closing conditions, including the implementation of the Restructuring, which is an uncertain event. See “—Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters—We are negotiating an offshore restructuring of the Company’s indebtedness under the supervision of light touch joint provisional liquidators appointed pursuant to an order of the Cayman Court, including a settlement of certain of our contingent liabilities with respect to the Fabricated Transactions. At this stage, we cannot make an absolute assurance that the restructuring of our indebtedness will be completed and implemented or that we will reach settlement of our contingent liabilities with respect to the Fabricated Transactions.” For details of the investment agreement, see “Item 4. Information on the Company—4.A. History and Development of the Company.” If we cannot obtain sufficient capital on acceptable terms to meet our capital needs, we may not be able to execute our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.

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

•                  managing the transition to our current management team, the success of the management in assuming their roles and the ability of the management to implement and achieve our strategies and goals as they develop;

•                  managing the transition to our current Board and the success of these individuals in their roles as members of the Board;

•                  attracting, training and retaining a growing workforce to support our operations;

•                  maintaining and upgrading our technology systems in a cost-effective manner;

•                  effectively managing our supply chain and ensuring our third-party suppliers continue to meet our quality and other standards and satisfy our future operational needs;

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

Our store operations have been adversely affected by COVID-19 pandemic. Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, stores and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. In response to COVID-19, the Chinese government took a number of actions, such as extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, imposing travel restrictions, encouraging employees of enterprises to work remotely from home, and canceling public activities, among others. To protect the health and well-being of our employees and consumers and in support of efforts to control the spread of the outbreak, we temporarily closed a significant majority of our stores since late-January 2020. We also closed our headquarter and offices and made remote working arrangements. These unplanned store closures, combined with planned closures in observance of the Chinese New Year holiday, resulted in peak closures of over 94% of our stores in China in early February 2020. As of the date of this annual report, almost all of our self-operated and partnership stores had reopened and returned to normal operation. However, the COVID-19 situation in China remains uncertain.

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

We have a limited number of suppliers for our raw materials, pre-made food and beverage items, machines, delivery service to our customers and warehouse and fulfillment service. In 2020, we purchased our coffee beans mainly from two suppliers, dairy mainly from five suppliers, syrup mainly from two suppliers and pre-made food and beverage items from a few selected national, regional and local sources, and we also mainly rely on one delivery service provider to provide most of the delivery service to our customers and cooperate with three warehouse and fulfillment service providers for our inventory storage and fulfillments between warehouses and from warehouses to our stores. In addition, since we officially launched our unmanned retail initiative in January 2020, we procure our unmanned coffee machines mainly from one supplier.

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

Our supply chain and delivery services may be disrupted by other factors, including, improper supply chain management, regulatory changes or non-compliance, surging market demand for our products or raw materials and extreme weather, among others. For example, we experienced a shortage in coconut juice supply due to the surging customer demand for our coconut series products. Any such disruptions may result in loss of potential orders, failures to deliver the customer order on time and negative impact on the results of our business operations, financial performance and reputation.

Failure to maintain the quality and safety of our products could have a material and adverse effect on our reputation, financial condition and results of operations.

The quality and safety of our products are critical to our success. For more information on our quality control system, see “Item 4. Information on the Company—4.B. Business Overview—Procurement” and “Item 4. Information on the Company—4.B. Business Overview—Food Safety and Quality Control.” However, due to the scale of our operations and growth of our store network, maintaining consistent product quality depends significantly on the effectiveness of our quality control system, which in turn depends on a number of factors, including but not limited to the design of our quality control system, employee training to ensure that our employees adhere to and implement our quality control policies and procedures and the effectiveness of monitoring any potential violation of our quality control policies and procedures. There can be no assurance that our quality control system will always prove to be effective.

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

These and other events may lead to the unavailability of our mobile apps, interruption of our supply chain and delivery, interruption of unmanned machines, leakage or permanent loss of customer data, interruptions or decreases in connection speed, or other events which would negatively affect our operations. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party suppliers or service providers, our reputation or relationships with our customers may be damaged and our customers may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other calamities, which could significantly disrupt our business, financial condition and results of operations.

We are vulnerable to natural disasters, health epidemics, and other calamities. Any of such occurrences could cause severe disruption to the daily operations of us, and may even require a temporary closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harm the Chinese economy in general. In particular, our operations had been adversely affected by the COVID-19 outbreak in China. The outbreak of COVID-19 had impacts on our business in various aspects. See “—Our operations have been and may continue to be affected by COVID-19 pandemic.”

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

The retail partnership model may subject us to a number of risks, including but not limited to:

•                  We might not be able to fully control retail partners’ actions and their daily store operation, and in case that their actions harm our business, our contractual rights and remedies are limited;

•                  The unsatisfactory service provided by or misconduct of our retail partners may harm the goodwill associated with our brands, and may adversely impact our business and results of operations;

•                  The revenues we realize from partnership stores are partly dependent on our retail partners’ ability to grow their sales;

•                  The failure of our retail partners to comply with local regulatory rules may subject us to losses and harm our reputation;

•                  Retail partners may not completely fulfill their obligation under the partnership agreement, which may adversely impact our business and results of operations;

•                  The number and quality of retail partners are subject to change over time, which may negatively affect our business; and

•                  Our retail partners may be subject to a variety of litigation risks, including, but not limited to, customer claims, food safety claims and employee allegations of improper termination. Although we are not directly liable for the costs involved in these types of litigation, each of these claims may increase the costs of our retail partners and adversely affect their profitability, which in turn could adversely affect our business, operating results and brand.

From time to time, we may evaluate and potentially consummate strategic investments, acquisitions, strategic cooperation, formation of joint ventures and new business initiatives which may turn out to be not successful and adversely affect our operation and financial results.

To complement our business and strengthen our market-leading position, we may form strategic alliances or make strategic investments and acquisitions from time to time. In addition, we continually evaluate the potentials of new business initiatives or new markets. We may experience difficulties in integrating our operations with the newly invested or acquired businesses, executing new business initiatives, managing our expansion, implementing our strategies or achieving expected levels of net revenues, profitability, productivity or other benefits. For example, we officially launched our unmanned retail initiative, including Luckin Coffee EXPRESS and Luckin Pop Mini, in January 2020. Luckin Coffee EXPRESS is an unmanned machine that prepares a selection of freshly brewed drinks. Luckin Pop Mini is an unmanned vending machine that offers a variety of consumer goods. Considering its operational performance, we have suspended the operation of Luckin Pop Mini and recorded write-downs of RMB46.7 million (US$7.2 million) associated with this suspension in 2020. Additionally, we recorded impairment loss of long-lived assets of RMB52.1 million and RMB2.1 million (US$0.3 million) for the years ended December 31, 2019 and 2020 in connection with the first generation Luckin Coffee EXPRESS machines that we purchased or prepaid for trial operation in 2019 and the subsequent launch in 2020. As of July 31, 2021, we had 752 second generation Luckin Coffee EXPRESS machines in operation. Further, in connection with the adjusted business plan for our unmanned retail initiative, we notified Schaerer Ltd. that we will not place any new orders for the machines for Luckin Coffee EXPRESS we originally intended to purchase as set out in the schedule of a deal memorandum we previously entered into with Schaerer Ltd. We may incur additional costs and expenses to settle the issue. See “Note 21 Commitments and Contingencies—Deal Memorandum with Schaerer to purchase Luckin EXPRESS Coffee Machine Engines” to the Company’s consolidated financial statements included in this annual report. Therefore, we cannot assure you that our investments, acquisitions, cooperation and new business initiatives will benefit our business strategy, generate sufficient net revenues to offset the associated costs, or otherwise result in the intended benefits.

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

We have invested significantly in sales and marketing activities to promote our brand and our products and to deepen our relationships with customers. We incurred RMB746.0 million, RMB1,251.5 million and RMB876.9 million (US$134.4 million) in sales and marketing expenses for the years ended December 31, 2018, 2019 and 2020, respectively. We also regularly offer coupons and vouchers to increase our customer base, retain our existing customers or promote new products, and such promotion activities might not be sustainable.

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

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses and permits to operate our business, including but not limited to business licenses, food operation licenses, environmental impact assessment filings and fire safety inspections. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations. If we or our retail partners fail to obtain the necessary licenses, permits and approvals, we may be subject to fines, confiscation of the gains derived from the related stores or the suspension of operations of the related stores. We may also experience adverse publicity arising from such non-compliance with government regulations that negatively impacts our brand. We may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new stores. If we fail to obtain the material licenses, our store opening and expansion plan may be delayed. In addition, there can be no assurance that we will be able to obtain, renew and/or convert all of the approvals, licenses and permits required for our existing business operations upon their expiration in a timely manner or at all, which could adversely affect our business operations. The following are some particular risks and potential negative consequences regarding certain lack of requisite approvals, licenses or permits, without prejudice to the generality of the foregoing.

As of the date of this annual report, a small portion of our stores have not obtained business licenses, and we are in the process of obtaining business licenses for these stores. We may be ordered by the government authorities to rectify such non-compliance or to suspend operations of these stores and may be subject to fines of up to RMB100,000 for each store that fails to obtain business licenses.

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

As of the date of this annual report, a small portion of our stores that are required to complete environmental impact assessment filings with the administrative department of environmental protection have not completed such filings. There is uncertainty as to whether we still need to complete such filings for these stores. Since January 1, 2021, according to Classification Administration Catalogue of Environmental Impact Assessments for Construction Projects issued on September 2, 2008 and most recently amended on November 30, 2020, construction projects of the food and beverage services no longer require environmental impact assessment filings. However, if it is determined that we are required to complete such filings, we may be subject to a fine of up to RMB50,000 per store.

Some of our stores are required to obtain permits over fire safety inspection by local fire prevention authorities. However, as of the date of this annual report, a substantial number of such stores have not obtained such permits. Our stores that fail to obtain the permits over fire safety inspections may be ordered by the relevant government authorities to close down and may be subject to a fine of up to RMB300,000 per store. In addition, some of our stores have not completed the required as-built acceptance check on fire prevention or fire safety filing. If the stores that fail to complete such fire safety filing are found unqualified by relevant government authorities in random inspection, they may be ordered by the relevant government authorities to close down and may be subject to a fine of up to RMB300,000 per store. As advised by our PRC legal counsel, King & Wood Mallesons, the likelihood that we would be subject to material administrative penalties by fire safety regulatory authorities is low.

For the unmanned retail initiative we officially launched in January 2020, according to the Administrative Measures for Food Operation Licensing and other local rules and regulations, we are required to obtain relevant food operation licenses, which provides that automatic vending be the business type of the licensed entity, for each operating subsidiary. We are also required to file or report to the relevant government authorities the numbers of the vending machines, the locations of the vending machines, the name, address and phone number of the vending operator, information regarding how the food operation licenses are publicized, among other relevant materials. The compliance requirement and the legal consequences of non-compliance with the requirements of conducting unmanned retail business vary among cities. If we fail to satisfy the relevant requirements, we may be ordered by the relevant government authorities to rectify the non-compliance and may be subject to fines, confiscation of the gains and suspension of operations, which could adversely affect our business operations.

We have recorded negative cash flows from operating activities historically and may have a net current liabilities position in the future.

We have experienced significant cash outflow from operating activities since our inception. We had net cash used in operating activities of RMB1,310.7 million, RMB2,167.0 million and RMB2,376.8 million (US$364.3 million) for the years ended December 31, 2018, 2019 and 2020, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the cash needs for operating our business and to fund our investments in our business expansion.

We had net current assets of RMB1,647.8 million, RMB3,243.0 million and RMB5,419.2 million (US$830.5 million) for the years ended December 31, 2018, 2019 and 2020, respectively. We could have a net current liabilities position in the future, which would expose us to liquidity risk. Our future liquidity and ability to make additional capital investments necessary for our operations and business expansion will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will be able to renew existing bank facilities or obtain other sources of financing.

Failure to comply with the terms of our indebtedness could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity.

We have entered and may from time to time enter into credit facilities and debt financing arrangements containing financial and other covenants that could, among other things, restrict our business and operations. On July 15, 2020, following the appointment of the JPLs by the Cayman Court, which constitutes an event of default under the indenture of the Notes described above, 100% of the principal of, and accrued and unpaid interest on, the Notes automatically became immediately due and payable. On March 16, 2021, we announced that we entered into an RSA with holders of a majority of the aggregate principal amount outstanding under the Notes. Pursuant to the RSA, we expect to restructure the Notes in a manner designed to allow us to comprehensively address our capital structure and better position us for long-term success. We intend to issue certain senior secured notes as part of the consideration provided to the holders of the Notes, as contemplated in the RSA. For more information about the Notes and the restructuring of the Notes contemplated in the RSA, see “Note 15 Convertible Senior Notes” and “Note 22 Subsequent Events—Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

If we breach any of the covenants under our existing or future debt financial arrangements, including by failing to maintain certain financial ratios, our lenders may be entitled to accelerate our debt obligations. Any default under our existing or future debt financial arrangements could also require that we repay these loans prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

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

The cost, availability and quality of our principal raw material, Arabica coffee beans, coffee condiments, tea leaves as well as pre- made food and beverage items, are important to our operations. We usually enter into fixed-price purchase agreements with suppliers of raw materials and pre-made food and beverage items with a term of one year. However, such contract prices may be renegotiated when there is significant fluctuation in the market price of these products. If the cost of raw materials and pre-made products increases after expiration of existing agreements, due to large market price fluctuation or due to any other reason, our business and results of operations could be adversely affected. In addition, as coffee beans and most of our coffee condiments and pre- made products have relatively short shelf life, frequent and timely supply of these products are essential to our operations. Lack of availability of these products, whether due to shortages in supply, delays or interruptions in processing, failure of timely delivery or otherwise, could interrupt our operations and adversely affect our financial results.

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

Some of our products contain caffeine, dairy products, sugar and other active compounds, the health effects of which are not fully understood. The excessive consumption of these compounds may result in adverse health effects and have caused increasing public awareness. For example, a number of research studies conclude or suggest that excessive consumption of caffeine may lead to increased heart rate, nausea and vomiting, restlessness and anxiety, depression, headaches, tremors, sleeplessness and other adverse health effects. Unfavorable reports on the health effects of caffeine or other compounds of our products could significantly reduce the sales of our products. Also, we could become subject to litigation relating to the existence of such compounds in our products and any such litigation could be costly and could divert management attention.

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

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any material labor shortage as of the date of this annual report, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

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

Recently, companies’ practices regarding collection, use, retention, transfer, disclosure and security of user data have been the subject of enhanced regulations and increased public scrutiny. For example, historically, we have been named by regulatory authorities among other apps for not expressly obtaining all authorizations from users, for which we have taken measures, including adjustments to our user privacy terms, to address the issue. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time.

In China, the PRC Cybersecurity Law, which became effective in June 2017, provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC. The PRC government is increasingly focused on data security, recently launching cybersecurity review against a number of mobile apps operated by several US-listed Chinese companies and prohibiting these apps from registering new users during the review period. In addition, on July 10, 2021, the Cyberspace Administration of China issued the Draft Amended Measures for Cybersecurity Review (the “Draft Measures”), for public comments, which proposes to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. The PRC National Security Law covers various types of national security, including technology security and information security. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation on Information Security.” The Draft Measures were released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Measures remain unclear on whether the relevant requirements will be applicable to companies that have been trading in the United States and intend to conduct further securities offerings, such as the senior secured notes that we intend to issue as part of the consideration provided to the holders of the Notes, as contemplated in the RSA. We cannot predict the impact of the Draft Measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted version of the Draft Measures mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

In addition, regulators in China may implement measures to ensure that encryption of users’ data does not hinder law enforcement agencies’ access to that data. For example, according to the PRC Cybersecurity Law and relevant regulations, network operators, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. Compliance with these laws and requirements in manners that are perceived as harming privacy could lead to significant damages to our reputation and proceedings and actions against us by regulators and private parties.

On March 12, 2021, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security and the SAMR jointly promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, which became effective on May 1, 2021, clarifying the scope of necessary information required for certain common mobile apps and stating that mobile apps operators may not deny users’ access to basic functions and services when the users opt out of the collection of unnecessary personal information. The Cyberspace Administration of China has since named a number of mobile apps in its regulatory announcement for failure to comply with privacy and data security regulations, and ordered these apps to rectify their data collection and use practices. On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which took effect on September 1, 2021, and on August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which will take effect on November 1, 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation on Internet Privacy.” As the Data Security Law was recently promulgated and became effective and the Personal Information Protection Law was recently promulgated, our data transfer policies may be subject to additional compliance requirement and regulatory burdens, and we may be required to make further adjustments to our business practices to comply with the interpretation and implementation of such laws, which may increase our compliance costs and adversely affect our business performance.

Complying with these obligations under the PRC Cybersecurity Law, the PRC National Security Law, the Data Security Law, the Personal Information Protection Law, the Cybersecurity Review Measures, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including data security and personal information protection laws could cause us to incur substantial costs and subject us to negative publicity, which could harm our reputation among users and negatively affect the trading prices of our ADSs and/or other securities. There are also uncertainties with respect to how the PRC Cybersecurity Law, the PRC National Security Law, the Personal Information Protection Law and the Data Security Law will be implemented and interpreted. In practice, PRC regulators, including the Department of Public Security, the MIIT, the SAMR and the Cyberspace Administration of China, have been increasingly focused on regulation in the areas of data security and data protection, including for mobile apps, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. Any failure to comply with applicable regulations, whether by us, business partners, or other third parties, or as a result of employee error or negligence or otherwise, could result in regulatory enforcement actions, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, against us and have an adverse impact on our business operations and our reputation.

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

We have in the past and are likely again in the future to be subject to these types of attacks, although as of the date of this annual report no such attack has resulted in any material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber attacks. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees and engage third-party experts and consultants.

We are subject to risks related to the payment methods we accept, including uncertainties in regulations governing payment processing and risks relating to third-party payment providers.

We are subject to various rules, regulations and requirements, regulatory or otherwise, and governing payment processing, which could change or be reinterpreted to make it difficult or impossible for us to comply. For example, according to Announcement No.10 (2018) of the People’s Bank of China issued in July 2018 (“Announcement No.10”), companies that refuse to accept cash payment should rectify such non-compliance. According to People’s Bank of China’s interpretation of Announcement No.10, e-commence platforms, self-service counters and other companies (i) that offer products and services online and in a cashier- less manner, (ii) whose entire customer purchase process does not involve payment or receipt of cash, and (iii) who have obtained consent from customers to use electronic payment methods, may use electronic payment methods instead of accepting cash. The People’s Bank of China further issued Announcement No. 18 (2020) in December 2020 (“Announcement No. 18”). Pursuant to Announcement No. 18, large and medium-sized commercial institutions including catering service providers shall establish cash collection and payment channels at their business places. If all transactions, payments, and services are completed through the internet, business entities shall publicize payment methods in advance. We have received a few inquiries from local branches of the People’s Bank of China on whether our operation stores refuse to accept cash payment and such non-compliance should be rectified. As of the date of this annual report, we have not been subject to monetary penalties in connection with such non-compliance. However, we cannot assure you that the relevant governmental authorities will have the same interpretation. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees or no longer be able to offer certain payment methods, and our business, financial condition and results of operations could be materially and adversely affected.

In addition, we accept a variety of payment methods, including but not limited to, Weixin Pay, Alipay and Union Pay. We pay these payment providers varying service fees, which may increase over time and raise our operating costs. We may also be subject to fraud, security breaches and other illegal activities in connection with the various payment methods we offer.

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

We generally enter into long-term leases of approximately three years with an option to renew for our stores. Rent for our leases is typically fixed amounts and subject to annual or biennially incremental increases as stipulated in the lease agreements. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be materially and adversely affected. If we are unable to renew the leases for our store sites, we will have to close or relocate the store, which could subject us to decoration and other costs and risks, and loss of existing customers, and could have a material and adverse effect on our business and results of operations. In addition, the relocated store may not perform as well as the existing store.

We entered into a cooperation agreement with the Xiamen municipal government to acquire our new headquarter under favorable pricing terms that came with certain commitments, including meeting certain requirements around tax contribution, operating performance and capital investments. However, as of the date of this annual report, it is unlikely that we will be able to fulfill our commitments to the Xiamen municipal government under the cooperation agreement. We are currently in communication with the Xiamen municipal government to discuss a variety of solutions, including to increase our payment or to return several floors of our headquarter, or to modify or enter into a new cooperation agreement. Additionally, we are in the process of obtaining the real property ownership certificate for our headquarter, but we have not obtained such certificate as of the date of this annual report. We cannot assure you that we would be able to amend our agreement without substantial additional cost and expenses, nor can we assure you that we can successfully obtain the necessary real property certificate. If we are unable to amend our agreement with the Xiamen municipal government, we may be liable for breach of contract. If we are unable to obtain the real property certificate, under applicable PRC property law, the property right of the real-estate may not be effectively transferred to us until it is registered by relevant registration authority, and therefore we may not have the full legal right to use, own or dispose the real-estate.

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

We face an inherent risk of liability claims or complaints from our customers. Most of the customer complaints we received were related to the taste and temperature of our food and beverage offerings, a long waiting time and the service quality of our staff. We take these complaints seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all customer complaints.

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

We deal with and enter into contracts with our suppliers, business partners and other third parties in our ordinary course of business. If we encounter contractual disputes with our suppliers, business partners and other third parties or other claims by such parties, our business, financial condition and results of operations may be adversely affected. The contractual terms between us and our suppliers, business partners or other third parties vary depending on factors such as our business needs, our past dealings with the counterparty, among others. The terms of such contracts are generally negotiated on a case-by-case basis and are commercially reasonable at the time they are entered into. From time to time, there may be contractual disputes between us and suppliers, business partners or other third parties relating to our business. For example, we may incur costs and expenses relating to our notice to Schaerer Ltd. that we will not place any new orders for the machines for Luckin Coffee EXPRESS we originally intended to purchase. See “—From time to time, we may evaluate and potentially consummate strategic investments, acquisitions, strategic cooperation, formation of joint ventures and new business initiatives which may turn out to be not successful and adversely affect our operation and financial results.”

In addition, we may be subject to other claims relating with our transactions with our suppliers, business partners and other third parties. For example, in November 2020, UCAR Inc. approached us seeking payment for certain historical expenses UCAR Inc. allegedly paid on behalf of us. We have been working with our legal counsel to evaluate the claims by UCAR Inc. As of the date of this annual report, we are not aware of any litigation brought by UCAR Inc. against us in connection with such claims. There are uncertainties as to whether these events would evolve into litigation or other formal proceedings.

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

As a public company, we may face additional exposure to claims and lawsuits. We are subject to a number of legal proceedings, investigations and inquiries by governmental agencies, as well as a number of lawsuits filed by purchasers of our securities, including class action lawsuits. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. We are currently unable to estimate the potential loss, if any, associated with the resolution of pending claims and lawsuits. We anticipate that we will continue to be a target for lawsuits in the future, including other class action lawsuits. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Allegations against us or our management may harm our reputation and have a material and adverse impact on our business, results of operations and cash flows.

We have been, and may become, subject to allegations brought by our competitors, customers, business partners, short sellers, investment research firms or other individuals or entities. Any such allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and user base and distract our management from our daily operations. For example, on January 3, 2021, our Board received a letter from certain employees containing allegations against our Chairman and CEO, Dr. Jinyi Guo. The Board immediately formed an independent panel and subsequently an investigation team to conduct an investigation into the allegations and the circumstances of the letter. On February 17, 2021, we announced, that the investigation team found no substantiating evidence with respect to the alleged misconduct in the letter, and has reported its findings to the Board. Allegations against us or our management may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract customers. In addition to the related cost, managing and defending such allegations can significantly divert management’s attention. All of these could have a material adverse impact on our business, results of operation and cash flows.

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

We regard our trademarks, software copyrights, copyright of works, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success. There have been instances where third parties registered social media accounts under names similar to our trademarks in order to gain illegal benefits, against which we have initiated legal proceedings, and we may continue to become an attractive target to such attacks in the future with the increasing recognition of our brand. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. We may also face challenges from third-parties relating to the use or ownership of trademarks, domain names and other intellectual property. In addition, there can be no assurance that (i) our pending applications for intellectual property rights will be approved, (ii) all of our intellectual property rights will be adequately protected, or (iii) our intellectual property rights will not be challenged or disputed by third parties, including the ownership of such rights, or found by a judicial authority to be invalid or unenforceable.

We are subject to regulations, and future regulations may impose additional requirements and obligations on our business or otherwise materially and adversely affect our business, reputation, financial condition and results of operations.

The industries in which we operate are highly regulated. As China’s coffee industry as well as China’s food and beverage market in general is evolving rapidly and the PRC government is very concerned about customer protection, new laws and regulations may be adopted to address new issues that arise from time to time and to impose additional restrictions on our current business.

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

Our inventories are mostly coffee beans, coffee condiments, tea leaves, tea powder and pre-made food and beverage items with short shelf life, which require us to manage our inventory effectively. We rely on our demand forecasts for various kinds of raw materials and pre-made products to make purchase decisions and to manage our inventory. Such demand, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, new product launches, pricing and discounts, product defects, changes in customer spending patterns, changes in customer tastes and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable.

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

We adopted a share incentive plan in January 2019 (the “2019 Share Option Plan”) to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in our growth and performance. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2019 Share Option Plan is 79,015,500 Ordinary Shares. As of the date of this annual report, 66,938,589 options (excluding any granted options that were subsequently canceled) have been granted with 25,841,904 vested yet not exercised and 34,611,173 unvested options under the 2019 Share Option Plan. We also adopted an equity incentive plan in January 2021 (the “2021 Equity Incentive Plan”) to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of the date of this annual report, 4,209,293 restricted share units (excluding any granted restricted share units that were subsequently canceled) have been granted with no restricted share units vested under the 2021 Equity Incentive Plan. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.” For the avoidance of doubt, the 2019 Share Option Plan (and any award offered thereunder) is not replaced or superseded by the 2021 Equity Incentive Plan and both plans continue to operate contemporaneously and independently.

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

We have obtained insurance to cover certain potential risks and liabilities that we face. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire insurance for all the potential risks we face in our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We have no business interruption insurance to cover our operations and no product liability insurance to cover any potential product liabilities. We also do not maintain key-man life insurance.

There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

Risks Relating to Our Corporate Structure

We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a holding company with no operations of our own.  We conduct substantially all of our operations in China through our subsidiaries in China and substantially all of our assets are located in China. As such, investors in our ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. In addition, all our executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons residing inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands, United States and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We established our VIE to hold certain foreign restricted licenses and permits which we may need in the future. Failure by our VIE or its nominee shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business.

PRC laws and regulations prohibit foreign ownership in certain telecommunication related businesses. To comply with these foreign ownership restrictions, we rely on contractual arrangements with our VIE rather than equity ownership in it to use, or otherwise benefit from, certain foreign restricted licenses and permits that we may need in the future, such as the internet content provider license held by our VIE. The contractual arrangements contain terms that specifically obligate the VIE’s nominee shareholders to ensure the valid existence of the VIE and restrict the disposal of material assets of the VIE. However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its nominee shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event the VIE’s nominee shareholders breach the terms of these contractual arrangements and voluntarily liquidate our VIE, or our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to benefit from the assets held by the VIE, which could have an adverse effect on our business, financial condition and results of operations. Furthermore, if our VIE undergoes a voluntary or involuntary liquidation proceeding, its nominee shareholders or unrelated third- party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our business.

If our VIE structure were to be deemed as a method of foreign investment under any current or future PRC laws, regulations and rules, and if any of our business operations carried out by our subsidiaries were to be restricted or prohibited from foreign investment, our current corporate structure, business, financial condition and results of operations may be materially and adversely affected.

On January 19, 2015, the PRC Ministry of Commerce (“MOFCOM”), published the Draft Foreign Investment Law (2015). At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law (2015), which contains important information about the draft Foreign Investment Law (2015), including its drafting philosophy and principles, main table of contents, plans to transition to the new legal regime and treatment of business in China controlled by foreign-invested enterprises. The Draft Foreign Investment Law (2015) proposes significant changes to the PRC foreign investment legal regime and, when implemented, may have a significant impact on business in China controlled by foreign-invested enterprises primarily through contractual arrangements, such as our business. See “Item 4. Information on the Company—4.B. Business Overview— Regulation—Regulations on Foreign Investment” for further details. MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law (2015) is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled”. “Chinese investors” are individuals who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities.

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

Furthermore, on December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether our VIE structure may be deemed as a method of foreign investment in the future. If our VIE structure were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the “negative list” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities, and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE, if any, in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and other applicable legislation and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Moreover, certain judgments obtained against us by our shareholders may not be enforceable. Substantially all of our assets are located outside the United States, and substantially all of our operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or the Board than they would as public shareholders of a company incorporated in the United States.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Specifically, the PRC government has significant oversight over the conduct of our business and may intervene in our operations as the government deems appropriate, which may potentially result in a material adverse effect on our operations. The PRC government has also recently indicated an intent to exert more oversight over securities offerings that are conducted overseas and foreign investment in China-based issuers, which could impact our ability to raise capital in international capital markets. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Trading in our ADSs may be prohibited under the Holding Foreign Companies Accountable Act if PCAOB is unable to inspect our auditor.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (“PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Because our auditor is located in China (including Hong Kong), a jurisdiction where the PCAOB is currently unable to conduct inspections and access critical accounting records without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our auditors. As a result, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In a joint public statement on April 21, 2020, the Chairman of the SEC, the Chairman of the PCAOB, the SEC Chief Accountant and the Directors of the SEC Divisions of Corporation Finance and Investment Management reminded market participants that this inability of the PCAOB to inspect the audit work and practices of PCAOB-registered accounting firms in China (including Hong Kong, to the extent their audit clients have operations in China) represented a significant risk to both investors and finance professionals. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by foreign national law, the Holding Foreign Companies Accountable Act (the “HFCA Act”) was signed into law on December 18, 2020, which requires the SEC to propose rules to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. On March 24, 2021, the SEC adopted interim final amendments to implement the congressionally mandated submission and disclosure requirements of the HFCA Act. Consistent with the HFCA Act, the amendments require the submission of documentation to the SEC establishing that such a registrant is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrants. The interim final rule is effective on May 5, 2021. The SEC staff is also currently assessing how best to implement other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

On May 13, 2021, the PCAOB proposed a new rule, PCAOB Rule 6100, to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule would establish the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the PCAOB can modify or vacate those determinations. The PCAOB is currently seeking public comment on the proposal. It is unclear when the PCAOB will complete this rulemaking and when such rule will become effective.

On June 22, 2021, the U.S. Senate passed a bill to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years, after the law becomes effective. It is unclear when the U.S. House of Representatives will pass a bill to make similar amendments, or when the U.S. President will sign on the bill to make the amendment into law, or at all.

Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, our ADSs will not be permitted to be listed or for trading “over-the-counter”. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the associated risk and uncertainty would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

Various legislative and regulatory developments related to U.S.-listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

We may be affected by the legislative and regulatory developments related to U.S.-listed China-based companies. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council issued Several Opinions Concerning Lawfully and Strictly Cracking Down Illegal Securities Activities, pursuant to which the supervision of U.S.-listed China-based companies will be strengthened and the development of relevant regulatory systems in the PRC will be promoted. Furthermore, on July 30, 2021, Gary Gensler, the chair of the SEC, released a statement that, among other things, outlined efforts by the SEC to seek certain disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. The statement also indicated efforts of the SEC to engage in targeted additional reviews of filings for companies with significant China-based operations. Our ADS prices may be materially and adversely affected as a result of investors’ general concern over China-based companies in light of any such developments. In addition, the political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the president executive orders in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our VIE are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Before January 1, 2020, each of our PRC subsidiaries as a Foreign Invested Enterprise (“FIE”), is also required to further set aside a portion of its after- tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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

The approval of the CSRC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and any offshore securities offerings, such as our planned issuance of senior secured notes as part of the consideration provided to the holders of the Notes, as contemplated in the RSA, may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for our offshore securities offering, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council issued Several Opinions Concerning Lawfully and Strictly Cracking Down Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review, are required for our offshore securities offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore securities offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore securities offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore securities offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore securities offerings. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore securities offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our securities.

If we fail to complete the NDRC filing in connection with any note offering, the NDRC may impose penalties or other administrative procedures on us.

On September 14, 2015, the NDRC promulgated the Notice of the National Development and Reform Commission on Promoting the Reform of Managing the External Debt Issuance by Enterprises with a Record filing and Registration System (the “NDRC Notice”). Pursuant to the NDRC Notice, if a PRC enterprise or an offshore enterprise controlled by a PRC enterprise wishes to issue bonds outside the PRC with a maturity of more than one year, such PRC enterprise must, in advance of issuing such bonds, file certain prescribed documents with the NDRC and obtain a registration certificate from the NDRC in respect of such issue. According to the NDRC Notice, the NDRC will decide whether to accept a submission within five working days upon receipt of the submission and is expected to issue a decision on the submission within seven working days after it accepts the submission. The enterprise must also report certain details of the bonds to the NDRC within 10 business days upon the completion of the bond issuance. Accordingly, we are required to complete the NDRC filing for any note offering outside the PRC and with a maturity of more than one year, for example, the senior secured notes that we intend to issue as part of the consideration provided to the holders of the Notes, as contemplated in the RSA. While we have submitted an application for such notes, we cannot assure you that our application will be approved.

The NDRC Notice does not clarify the legal consequences of non-compliance with the relevant requirements thereunder. However, since the issuance of the NDRC Notice, the NDRC has issued some additional guidelines on its official website and the Notice of Improving the Market Restraint Mechanism and Strictly Preventing Foreign Debt Risks and Local Debt Risks, or the 2018 NDRC Notice, on May 11, 2018. These additional guidelines and the 2018 NDRC Notice state that companies, investment banks, law firms and other intermediaries involved in debt securities issuances which do not comply with the relevant regulations will be subject to a blacklist and sanctions. The 2018 NDRC Notice supplement that the liable parties will be restricted on filing for new applications or participating in other filing for foreign debts. The 2018 NDRC Notice is silent as to how such blacklist will be implemented or the exact sanctions that will be enacted by the NDRC, or any impact on the noteholders, in the event of a non-compliance by us with the NDRC Notice. We have undertaken to notify the NDRC of the particulars of the issuance of the Notes within the prescribed period under the NDRC Notice. Since the NDRC Notice and 2018 NDRC Notice are without any detailed implementation procedures, there is no assurance that the NDRC will not issue further implementation rules or notices which may require additional steps in terms of the registration or provide sanctions or other administrative procedures the NDRC may impose in case of failure to obtain such registration certificate from the NDRC, or complete NDRC post issuance filing.

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

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost- effective manner, which could adversely affect our business and results of operations. We engage independent third-party service providers to recruit some outsourced staff. A majority of our part-time storefront staff were such outsourced staff as of December 31, 2020. We believe that we are in compliance with labor-related laws and regulations of the PRC. However, the relevant governmental authorities may take a different view and impose punishment, such as fines, on us.

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

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations, and we may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the reporting obligations to MOFCOM or their respective local branches and registration with a local bank authorized by the State Administration of Foreign Exchange (“SAFE”). In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or their respective local branches and (ii) our PRC subsidiaries may not procure loans which exceed the difference between their respective total investment amount and registered capital. Any medium or long-term loan to be provided by us to our VIE must be registered with the NDRC and SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of our offshore financing, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how long such depreciation of Renminbi against the U.S. dollar may last and when and how the relationship between the Renminbi and the U.S. dollar may change again. All of our revenues and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

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

Among other things, the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

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

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (“SAFE Circular 37”), to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (“SAFE Circular 75”), which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (“SPVs”), will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (“SAFE Notice 13”), which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

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

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign- currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

Our products and services are subject to value-added tax (“VAT”), at a rate of 6%, 10% and 16% before April 1, 2019 and since then 6%, 9% and 13%. VAT is recorded as reduction of our revenue, which amounted to RMB62.9 million in 2018, RMB207.3 million in 2019 and RMB275.8 million (US$42.3 million) in 2020. If the tax authority has a different view on our VAT accounting treatment, our results of operations may be adversely affected.

If our offshore companies are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation (“SAT”) issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

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

We believe our offshore companies, i.e. our companies other than PRC subsidiaries and VIE, are not PRC resident enterprises for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that any of our offshore companies is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, the Company would be required to withhold a 10% tax from dividends it pays to its shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if the Company is deemed a PRC resident enterprise, dividends paid to its non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of the ADSs or Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by the Company). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of the Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“SAT Bulletin 7”). SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Bulletin 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

Due to this dual-class share structure, our shareholders have experienced changes to their voting powers when certain Class B ordinary shares are converted into Class A ordinary shares, and our shareholders may experience future changes in the voting powers resulting from the factors including new Class B share conversion or future share issuances, among others. As of July 31, 2021, Class B ordinary shares constituted approximately 7.1% of our total issued and outstanding share capital and 43.5% of the aggregate voting power of our total issued and outstanding share capital. As of July 31, 2021, to our knowledge, Centurium Capital and its affiliates hold approximately 100.0% of our Class B ordinary shares, representing 43.5% of the aggregate voting power.

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

The daily closing trading prices of our ADSs ranged from US$1.38 to US$50.02 per ADS in 2020. For the period from January 1, 2020 to June 29, 2020 (suspension by the Nasdaq of the trading of our ADSs on the Nasdaq), the daily closing trading prices of our ADSs ranged from US$1.38 to US$50.02 per ADS. Since our ADSs have been quoted on the OTC market, the daily closing trading prices of our ADSs ranged from US$1.54 to US$17.48 per ADS up to the date of this annual report. The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

•                  convertible arbitrage strategy employed by certain investors in our Notes, including related short selling of our ADSs; and

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. Our involvement in such class actions could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Substantial future sales or perceived potential sales of ADSs in the public market or other equity-linked securities could cause the price of ADSs to decline. See “Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters—We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation.”

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

Techniques employed by short sellers and/or the convertible bond arbitrage strategy employed by investors in our Notes may drive down the trading price of the ADSs.

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

Furthermore, we expect that many investors in, and potential purchasers of, our Notes will employ, or seek to employ, a convertible arbitrage strategy with respect to the Notes. Investors in the Notes would typically implement such a strategy by selling short the ADSs underlying the Notes and dynamically adjusting their short position while continuing to hold the Notes. Investors in the Notes may also implement this type of strategy by entering into swaps on the ADSs in lieu of or in addition to short selling the ADSs. The market activity related to such convertible arbitrage strategy could adversely affect prevailing trading prices of the ADSs.

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

Our memorandum and articles of association contain provisions which limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our Board has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our Board decides to issue preferred shares, the trading price of the ADSs may fall and the voting and other rights of the holders of our Ordinary Shares and the ADSs may be materially and adversely affected.

We incur significant costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of such exemptions. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

We expect the rules and regulations applicable to public companies to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It is also more difficult for us to find qualified persons to serve on our Board or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

The determination of our PFIC status is subject to certain uncertainties and is made by applying principles and methodologies that are in some circumstances unclear. Because we hold a substantial amount of cash, our PFIC status for any taxable year will likely depend on the value of our goodwill. The value of our goodwill may be determined by averaging (on a quarterly basis) the excess of the sum of our market capitalization and liabilities over the value of our other assets. If the value of our goodwill for 2019 and 2020 is determined in such manner, based on the actual trading prices of our ADSs we will not have been a PFIC for our taxable years of 2019 and 2020. However, because our market capitalization declined significantly since the second quarter of 2020, there can be no assurance that the Internal Revenue Service will not assert that the true value of our goodwill for 2019 and the first quarter of 2020 is in fact lower. If the assertion of that position is successful, we would likely be treated as a PFIC for our taxable years of 2019 and 2020, but our PFIC status will depend on the value of our goodwill for those years. In addition, because we continue to hold substantial amounts of cash and financial investments, we may be a PFIC for our 2021 taxable year. Our PFIC status for our 2021 taxable year can be determined only after the end of the year as it will depend on the composition of our income and assets and the value of our assets (including the value of our goodwill, which as described above may be determined, in large part, by reference to our market capitalization, which may be volatile). Moreover, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. For these reasons, our PFIC status is uncertain.

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

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre- dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

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

ITEM 4.                                                                 INFORMATION ON THE COMPANY

4.A.                               History and Development of the Company

In June 2017, we incorporated Lucky Coffee Inc. under the laws of the Cayman Islands as our offshore holding company, which later changed its name to Luckin Coffee Inc. in September 2017. We are known as Luckin Coffee. In June 2017, we incorporated Lucky Coffee Inc. under the laws of the British Virgin Islands as Luckin Coffee Inc.’s wholly-owned subsidiary and our intermediate holding company to facilitate financing, which later changed its name to Luckin Coffee Investment Inc. in December 2017. Lucky Coffee (China) Limited was incorporated in June 2017 as Luckin Coffee Investment Inc.’s wholly-owned subsidiary in Hong Kong, which changed its name to Luckin Coffee (Hong Kong) Limited in October 2018, or Hong Kong Luckin. In April 2019, Luckin Coffee Investment Inc. incorporated another two wholly-owned subsidiaries, Luckin Coffee Roasting (Hong Kong) Limited and Luckin Coffee Roastery (Hong Kong) Limited, in Hong Kong.

In October 2017, December 2017 and March 2018, Hong Kong Luckin incorporated Beijing Luckin Coffee Co., Ltd., or Beijing WFOE, Luckin Investment (Tianjin) Co., Ltd. and Luckin Coffee (China) Co., Ltd., or Luckin China, as its wholly-owned subsidiaries in the PRC successively and began to operate coffee retail business. See “—4.C. Organizational Structure.”

In July 2018 and September 2018, Beijing WFOE entered into a series of contractual arrangements with the VIE established in June 2017, which enable us to obtain control over the VIE through Beijing WFOE. Such contractual arrangements consist of proxy agreement and power of attorney, confirmation and guarantee letters, spousal consent letter, share pledge agreement, master exclusive service agreement, business cooperation agreement and exclusive option agreement. See “—4.C. Organizational Structure—Contractual Arrangements with the VIE and its Nominee Shareholders.”

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

In January 2020, we completed a follow-on public offering in which we and a selling shareholder offered and sold an aggregate of 110,400,000 Class A ordinary shares in the form of ADSs, concurrent with a US$400,000,000 aggregate principal amount of the Notes. In the same month, we closed on the exercise in full of the over-allotment option to purchase an additional 16,560,000 Class A ordinary shares in the form of ADSs by the underwriters of our follow-on public offering and an additional US$60,000,000 principal amount of Notes by the initial purchasers of our convertible note offering. We received net proceeds of approximately US$418.3 million from our public offering in January 2020 and exercise of over-allotment option after deducting underwriting discounts and commissions and other offering expenses payable by us. And we received net proceeds of approximately US$448.5 million from our convertible note offering in January 2020 and exercise of over-allotment option after deducting initial purchasers discounts and commissions and other offering expenses payable by us.

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

In July 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs. The appointment of the JPLs was made pursuant to an application to appoint provisional liquidators by the Company in response to a winding up petition filed by a creditor of the Company. During the provisional liquidation period, we have been operating our business under the day-to-day control of our Board under the supervision of the JPLs. The JPLs and our Board entered into a protocol on October 16, 2020, which sets out the terms upon which the JPLs and our Board shall cooperate with respect to the ongoing management of the Company. Pursuant to the protocol, we need to seek the JPLs’ approval for key management issues, such as our cash allocation, certain outward payments and any and all steps proposed to be taken by our Board outside of the ordinary course of the business of the Company and its subsidiaries.

Since the appointment of the JPLs, we have been negotiating the Restructuring under the supervision of the JPLs. On March 16, 2021, we announced that we entered into a RSA with holders of a majority of the aggregate principal amount outstanding under the US$460 million Notes. Pursuant to the Restructuring contemplated in the RSA, the Company expects to restructure the Notes in a manner designed to allow the Company to comprehensively address its capital structure and better position it for long-term success. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91%-96% of par value.

We are required to complete certain milestones under the RSA, including obtaining reasonable assurance of funding outside the PRC in an amount sufficient to satisfy the cash consideration to be distributed to the holders of the Notes (the “Financing Milestone”). On June 15, 2021, we announced that we completed the PRC regulatory approval process, including obtaining relevant approvals from The State Administration of Foreign Exchange (“SAFE”) of the PRC through a designated PRC foreign exchange handling bank, to transfer such sufficient amount of funds out of the PRC through a planned capital reduction. The completion of the approval process satisfies the Financing Milestone under the RSA. As stated above, the RSA contemplates that the Restructuring will be implemented via a scheme of arrangement pursuant to section 86 of the Cayman Islands Companies Act. On September 1, 2021, we announced that the Company, the JPLs and the holders of a majority of the Notes extended the milestone to launch the scheme of arrangement from September 1, 2021 to September 22, 2021. On September 20, 2021, we filed an application with the Cayman Court seeking an order directing the convening of a meeting of the class of creditors affected by the scheme of arrangement to consider and, if thought fit, approve the scheme of arrangement, in compliance with the requirements under the RSA. See “Note 22 Subsequent events—Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

In April 2021, we announced that we entered into an investment agreement (the “Investment Agreement”) with an affiliate of Centurium Capital, as the lead investor, and Joy Capital. Both Centurium Capital and Joy Capital are leading private equity investment firms in China and current shareholders of the Company. Pursuant to the Investment Agreement, (i) Centurium Capital has agreed to an investment, through a private placement, totaling approximately US$240 million in senior convertible preferred shares of the Company (“Senior Preferred Share(s)”), and (ii) Joy Capital has agreed to an investment, through a private placement, totaling approximately US$10 million in Senior Preferred Shares (collectively, the “Transactions”). Under certain circumstances, Centurium Capital and Joy Capital may be able to upsize their investment (the “Upsize”) on a pro rata basis for an aggregate additional amount of US$150 million. However, pursuant to the Investment Agreement, Centurium Capital and Joy Capital can no longer exercise the Upsize because the Company had obtained approval from SAFE to transfer funds out of the PRC by a benchmark date set forth therein. The closing of the Transactions will be subject to a series of closing conditions, including the implementation of the Restructuring of the Notes through a scheme of arrangement under section 86 of the Cayman Islands Companies Act in accordance with the terms of the RSA. We plan to use the proceeds of the Transactions to facilitate the Restructuring and fulfill our obligations under the settlement with the SEC. For the SEC settlement, see “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Governmental and Regulatory Inquiries—SEC Investigation and Settlement.”

On September 20, 2021, we entered into a binding term sheet (the “Term Sheet”) with the lead plaintiffs in the provisionally certified class action In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC  (SDNY) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive. Pursuant to the Term Sheet, the settlement is subject to entering into definitive documentation and obtaining approvals from the U.S. Court overseeing the class action and the Cayman Court, which has oversight of the provisional liquidation of the Company. The Term Sheet provides that the U.S. class action settlement amount will be calculated based on a Global Settlement Amount of US$187.5 million, which will be reduced on a pro-rata basis based on the valid opt-out notices received pursuant to the U.S. Court’s prior order approving dissemination of a notice of pendency. The final report of valid opt out notices received will be provided to the U.S. Court on or before October 8, 2021.

Our corporate headquarter is located at 28th Floor, Building T3, Haixi Jingu Plaza, 1-3 Taipei Road, Siming District, Xiamen, Fujian, PRC. Our telephone number at this address is +86-592-3386666. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at http://investor.luckincoffee.com/.

4.B.                              Business Overview

Our Mission

To create lucky moments and inspire.

Our Vision

To build a world-class coffee brand and become a part of everyone’s daily life.

Our Values

At Luckin, our five core values define who we are and guide us in carrying out our mission and realizing our vision:

•                  Integrity — We strive to be transparent and do what’s right. This includes following the rules, speaking the truth and being objective, honest and transparent.

•                  Craftsmanship — We strive to provide products and services of the highest quality. This includes maintaining strict quality control measures, being receptive to the needs of our customers and continuously improving our products and services.

•                  Innovation — We strive to stay curious and be open-minded about new ideas. This includes stepping out of our comfort zone and exploring ways to be at the forefront of new ideas and technology.

•                  Ownership - We strive to work with passion and reach for excellence in whatever we do. This includes having an optimistic and proactive attitude to solving problems and being accountable for our actions.

•                  Cooperation — We strive to build an environment of trust with every partner. This includes respecting the views of our partners, sharing information with our partners and thinking from the perspective of our partners.

Overview

We believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2020. We have pioneered a technology-driven new retail model to provide coffee, tea and other products with high quality, high convenience and high affordability to our customers. We believe that our disruptive model has fulfilled the large unmet demand for coffee and driven its mass market consumption in China, while allowing us to achieve significant scale and growth since our inception.

Driven by technology, our new retail model is built upon our mobile apps and store network.

•                  Mobile apps: Our mobile apps cover the entire customer purchase process, offering our customers a cashier-less environment. This enhances our customer experience, improves our operating efficiency, and allows us to stay connected with our customers and engage them anytime, anywhere.

•                  Store network: We operate most stores on our own. Additionally, we cooperate with our selective retail partners to operate the partnership stores they own. While operating three types of stores (pick-up stores, relax stores and delivery kitchens), we strategically focus on pick-up stores, which accounted for 96.5% of our total self-operated stores as of December 31, 2020. Our pick-up stores have limited seating and are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. We launched our retail partnership model initiative in September 2019 and opened the first partnership store in October 2019. This retail partnership model will complement our existing store network expansion strategy and enable us to penetrate new markets, especially lower tier cities, more efficiently and with limited capital requirements.

By disrupting the status quo of the traditional coffee shop model, we have gained significant cost advantages and provided attractive value propositions to our customers.

Technology is at the core of our business. With our centralized technology system, we are able to simplify and standardize our operations to improve operational efficiency and to quickly expand and scale up our business. We leverage our operating experiences and deep understanding of the coffee market in China, which enable us to continually enhance our products and services, drive customer engagement and improve customer retention. We also leverage our proprietary technologies in store operations and supply chain to support our business, such as new store selection, inventory management and workforce management.

We offer premium coffee, tea and other high-quality products to our customers. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. Our Italian blend coffee beans have won numerous awards, including the Gold Medal in the IIAC International Coffee Tasting competition in three consecutive years, 2018, 2019 and 2020. We launched our Newer Latte in September 2020 and SOE coffee series in November 2020, which became popular and were well received by consumers. We also won the Platinum Medal in the IIAC International Coffee Tasting competition in 2020 for the Yirgacheffe coffee beans used for our SOE products. In 2021, we launched our coconut series products, which became a fast-selling product series that generated social media attention. To diversify our product offering and provide different experiences for our customers, we also partner with reputable suppliers for other products such as tea and light meals.

We have also been able to cultivate a large and loyal customer base and achieve strong growth. We expanded from a single trial store in Beijing to 3,929 self-operated stores in 56 cities in China as of December 31, 2020. We had over 64.9 million cumulative transacting customers as of December 31, 2020. As of July 31, 2021, we had 4,030 self-operated stores, 1,293 partnership stores and 752 Luckin Coffee EXPRESS machines in China and had over 78.4 million cumulative transacting customers.

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

We offer an array of product selections, including coffee, tea, snacks, light meals and other products, and design our mobile apps to optimize the customer experiences. For example, once a customer adds his or her preference settings for a drink to favorites, our mobile apps will display their preference settings for the same drink the next time he or she places an order.

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

Our mobile apps offer multiple payment options to our customers. We accept a variety of payment methods, including Weixin Pay, Alipay and Union Pay. Customers may also purchase our drinks using the vouchers stored in the “Coffee Wallet” of our Luckin mobile app.

To provide our customers with real-time updates on their orders, we have specially designed a live-streaming feature in our mobile apps to give our customers the option to watch the drinks preparation process. This feature helps us build trust among our customers and also offers them a novel customer experience.

We notify customers via short messaging service, Weixin message and in-app notifications. This way, our customers can pick up their orders without queuing up at the stores. For delivery orders, we partner with our delivery service providers and provide real-time location, delivery rider contact details and estimated arrival time on our mobile apps. See “—Delivery Services.”

Furthermore, we have additional features on our mobile apps for corporate account customers. Our corporate clients may grant authorization to their employees so that their employees can place orders via the corporate account and enjoy corporate prices.

Our Store Network

We believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2020. Most of our stores are self-operated and located in the economically vibrant regions in China. We operate three types of stores, namely pick-up stores, relax stores and delivery kitchens, for different purposes. We strategically focus on pick-up stores, which are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. We have continued to optimize our store portfolio during the second half of 2020. Following a detailed review of store performance, we strategically closed a substantial number of underperforming stores while opening new stores based on strict store opening criteria in strategic locations.

We opened our first trial store in October 2017, and have rapidly expanded our store network. As of December 31, 2020, we had 3,929 self-operated stores in operation, including 3,791 pick-up stores, 134 relax stores and four delivery kitchens. The table below sets forth a breakdown of our self-operated stores by store formats as of the dates indicated. Our self-operated store network covered 56 cities, the majority of which are tier I and tier II cities, as of December 31, 2020.

	As of
	March 31,		June 30,		September		December		March 31,		June 30,		September 30,		December 31,		March 31,		June 30,		September 30,		December 31,
	2018		2018		2018		2018		2019		2019		2019		2019		2020		2020		2020		2020
	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores
Pick-up stores	83	28.6	356	57.1	903	75.9	1,811	87.4	2,163	91.3	2,741	92.5	3,433	93.3	4,239	94.1	4,257	94.4	4,085	95.7	3,798	96.1	3,791	96.5
Relax stores	15	5.2	22	3.5	45	3.8	86	4.1	109	4.6	123	4.2	138	3.8	142	3.2	142	3.1	141	3.3	142	3.6	134	3.4
Delivery kitchens	192	66.2	246	39.4	241	20.3	176	8.5	98	4.1	99	3.3	109	2.9	126	2.7	112	2.5	41	1.0	12	0.3	4	0.1
Total	290	100.0	624	100.0	1,189	100.0	2,073	100.0	2,370	100.0	2,963	100.0	3,680	100.0	4,507	100.0	4,511	100.0	4,267	100.0	3,952	100.0	3,929	100.0

Pick-up Stores

We strategically focus on pick-up stores, which accounted for 96.5% of our stores as of December 31, 2020. Pick-up stores are small-sized stores where our customers can pick up their orders or have their orders delivered to them.

Our pick-up stores are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. These stores generally range from 20 to 60 square meters in size and have limited seating. Such store set-up allows us to get closer to our coffee customers and expand rapidly by virtue of the low rental and decoration costs.

We leverage delivery services to achieve greater geographic coverage and serve more customers when we expand into new areas and cities. As our pick-up store network density increases, it becomes more convenient for customers to pick up orders from nearby stores. Our delivery orders as a percentage of total orders was 46.8%, 21.8% and 20.6% in 2018, 2019 and 2020, respectively.

Relax Stores

We open relax stores for branding purposes. Our relax stores accounted for 3.4% of our stores as of December 31, 2020. Relax stores are generally spacious and larger than 120 square meters in size.

Delivery Kitchens

We have opened delivery kitchens in order to achieve broader customer coverage. We sometimes expand into a new city or area initially in the form of delivery kitchens as they can be set up quickly with low costs. Since our delivery kitchens only serve delivery orders, we effectively reduce rental and decoration expenses. Once we have identified sufficient market demand and suitable sites for pickup stores, we typically close down the delivery kitchens and open pick-up stores to better serve the demands of our customers. As of December 31, 2020, delivery kitchens accounted for 0.1% of our stores. We closed all of our delivery kitchens as of July 31, 2021, as we have successfully scaled up our business.

Store Network Expansion and Development

Our store network strategically focuses on economically vibrant regions in China. We typically locate our self-operated stores in areas with high demand for coffee, such as office buildings, commercial areas and university campuses.

When entering a new city, we strategically set up pick-up stores and accumulate valuable operating experiences. We leverage such experiences and our understanding of consumer behavior to precisely identify customer demand and guide us for network expansion plan.

Site Selection

Our headquarter formulates our national store expansion strategy and identifies potential sites for expansion. By leveraging our advanced technology platform, close cooperation with our city branches and our operational experience, we have developed site selection methodology which has significantly enhanced the effectiveness of our site selection. We have also devised a dedicated training program for our store development personnel, to pass on the relevant know-how to continuously optimize our site selection criteria.

Licenses and Compliance

We have standard internal protocols in place guiding city branches and strategic expansion team in obtaining necessary licenses and permits before opening our stores, including but not limited to business licenses, food operation licenses and environmental impact assessment filings. However, given local PRC administrative authorities vary in interpreting, implementing and enforcing relevant laws and regulations, we and our retail partners might not be able to obtain all applicable licenses and permits in a timely manner. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Store Renovation and Other Preopening Preparation

We have an in-house renovation team responsible for the renovation and decoration of our self-operated stores. To maintain our consistent brand image and store quality, our headquarter prepares the design of all stores. We adopt standardized design for our pick- up stores and delivery kitchens, and such standardization allows us to carry out renovation procedures effectively, and recycle furnishing materials efficiently. In 2018, 2019 and 2020, the average renovation and decoration expenses per our self-operated store was around RMB189,000, RMB183,000 and RMB188,000, respectively.

As part of the preopening preparation, we install machines, equipment and procure raw materials as well as other materials and consumables. Typically, each of our self-operated stores is equipped with two to three coffee machines and other equipment, such as ice machine and freezer. In 2018, 2019 and 2020, the average expenses for the procurement of coffee machines per our self-operated store was around RMB116,000, RMB100,800 and RMB104,000, respectively. For more information on procurement, see “—Procurement.”

Retail Partnership Model

Since September 2019, we started to cooperate with selective partners to operate our partnership stores. As of December 31, 2020 and July 31, 2021, we had 874 and 1,293 partnership stores, respectively.

We leverage our retail partners to efficiently expand our footprint, and we strategically select our partners to penetrate lower-tier cities. The partnership stores, complementing our self-operated store network, enable us to penetrate new markets and generate revenue without significant investment in assets. Additionally, we are able to leverage our local partners to enhance our customer insight to further improve our product design and service capabilities.

Under our retail partnership model, we provide our retail partners with our storefront design and other marketing materials to ensure a consistent brand image. We also provide our partners with our logistics network, as well as raw materials and equipment. Most importantly, we provide training to our partners, and the products sold at our partnership stores are subject to our strict product quality control. To ensure our partnership stores comply with our standards, we conduct regular store operation reviews. We do not charge a franchise fee and will begin to share in the profits of our partners only when the partnership stores reach a certain profitability threshold. Such arrangement provides incentives for these partners to work with us.

Unmanned Retail Initiative

We officially launched our unmanned retail initiative in January 2020. Luckin Coffee EXPRESS is an unmanned machine that prepares and offers a selection of freshly brewed drinks. Luckin Pop Mini is an unmanned vending machine that offers a wide range of consumer products. As of July 31, 2021, we had 752 Luckin Coffee EXPRESS machines in operation. We have ceased the operation of Luckin Pop Mini since December 2020.

Our Product Offerings

We offer a wide variety of high-quality food and beverage items, mainly freshly brewed coffee and non-coffee drinks that have strong demand and can be produced in bulk with standardized process and consistent quality. We offer both hot and iced freshly brewed coffee such as Americano, Latte, Cappuccino, Macchiato, Flat White and Mocha, and from time to time also offer specialty coffee based on market and seasonal trends. Our coffee recipes are tailored to Chinese customers’ palette based on results of extensive study and research. In 2020, we launched our Newer Latte in September and SOE coffee series in November, which became popular on social media and were well received by consumers.

Tea drinks have become increasingly popular, particularly among young people in China. Catering to their preferences for tea drinks, we offer hot and iced freshly made tea drinks, such as milk tea, cheese tea and fruit tea. We also work with reputable suppliers to offer pre-made beverages and pre-made food items, such as pastries, sandwiches, and snacks.

In addition, we provide various “Luckin Pop” e-commerce offerings, such as our premium instant coffee, inspirational coffee cups, tote bags and other creative merchandises, in our mobile apps. Such diversity of our product offerings expand the foothold of our Luckin brand, enhance our brand power and increase customer loyalty.

We are committed to maintaining and improving product quality. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We also source our premium SOE coffee beans in China (Yunnan) and Ethiopia. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. Our coffee beans have won numerous awards, including most recently the Gold Medal in the 2020 IIAC International Coffee Tasting competition. We also partner with reputable suppliers for our other products such as light meals. See “—Procurement.”

Delivery Services

We fulfill customer orders with speedy delivery so that they can enjoy our coffee, tea and other products on time. Our delivery fee schedule is competitively priced, and we offer our customers a discount on the delivery fee if the total order value (based on item list price) exceeds a certain threshold. We have outsourced delivery services to various selected delivery companies for orders made through our mobile apps, and have integrated our back-end system with those of our delivery service providers. This way, we are able to improve order-rider matching based on our store location, customer locations and real-time locations of delivery riders, and monitor and track the delivery process. In 2020, approximately 99.7% of our orders were delivered on time.

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

Starting from April 2020, we have implemented two cost-effective mechanisms to refine our customer operations, grow our customer base and increase our wallet share, which we believe are critical to our success. First, we leverage our operating experiences to deepen our understanding of the coffee market in China and to learn and discover patterns of customer behavior, so that we are able to improve our consumer experience and in turn to increase consumer engagement and sales of our products. Secondly, we endeavor to build private domain traffic in our Luckin mobile app, Weixin mini program and Weixin ecosystem, cultivating a comprehensive private domain ecosystem that enables us to acquire and retain our customers with continuous consumptions in an economical manner. In 2020, we successfully developed our Newer Latte series, a series of blockbuster products that went viral on social media and sold quickly, partially as a result of our marketing efforts and keen understanding of consumers.

Procurement

We source a variety of high-quality raw materials, including coffee beans, coffee condiments, ingredients, and tea leaves, as well as pre-made food and beverage items, from selected suppliers. We also purchase different machines, such as coffee machines, ice machines, packaging materials and other consumables in bulk from our suppliers. Due to our significant scale, we are able to procure high- quality products from our suppliers at favorable prices. We maintain good relationships with our suppliers, and as of the date of this annual report, we have not experienced any material supply shortages in connection with our cooperation with suppliers. However, we experienced a shortage in coconut juice supply due to the surging customer demand for our coconut series products in the second quarter of 2021.

We have a dedicated procurement team responsible for the procurement of raw materials, machines and equipment, packaging materials and consumables based on inventory availability, number of stores and marketing events, and leverages the inventory analysis of our smart supply chain management system to decide order placement. We have designed stringent food safety and quality control standards and enforced comprehensive food safety and quality control measures covering supplier selection, quality inspection and testing.

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

We set the quality control standards for the testing process of roasted coffee beans. We work with our coffee bean suppliers and a third-party inspection agency in conducting various testing on roasted coffee beans. Our roasted coffee bean suppliers conduct the first round of physical and chemical properties testing on the roasted coffee beans, and deliver the batches that passed the test to us.

Upon receipt, we conduct another round of similar testing together with a third-party inspection agency, and return any batch with high defect rate.

Condiments and Ingredients

Suppliers

Coffee condiments, mainly dairy products and syrup, are crucial to the overall quality of our coffee. We source our dairy products, mainly milk and cream, from leading suppliers to ensure their freshness and syrup mainly from distributors of imported syrup. We also source ingredients such as fruits from leading suppliers to ensure that we provide high-quality products for our customers.

Quality Control

Similar to coffee beans, we have in place stringent quality control measures regarding condiments and ingredients. For example, we work with our dairy suppliers in conducting various testing on dairy products.

Tea Leaves and Tea Powder Suppliers

We source various kinds of premium tea leaves, including green tea, Oolong tea and black tea, and tea powder, such as matcha, from leading suppliers to ensure their fresh taste and aroma.

Quality Control

We set detailed specifications for the tea leaves procured by our suppliers, including weight and packaging requirements, places of origin, shape, fragrance and color of tea leaves. We conduct sample testing on tea leaves before preparing our tea drinks and reject any products which fail to meet our standards.

Pre-Made Food and Beverage Items Suppliers

We purchase high quality pre-made food and beverage items, including water, pastries and breads, from a few selected national, regional and local sources. We are actively seeking additional suppliers to increase our product offerings.

Quality Control

We require our suppliers to supply products according to agreed-upon specifications, including weight and packaging requirements for standardized products and weight of each ingredient, plate presentation and production procedures for customized products, and are entitled to return any products which fail to meet such standards.

Machines and Equipment Suppliers

We use premium coffee machines and other machines and equipment from renowned global suppliers. We primarily procure coffee machines directly from manufacturers and rely on a combination of manufacturers and distributors for other machines and equipment.

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

Warehouse and Fulfillment

We do not own any warehouses, and currently cooperate with three renowned third-party warehouse and fulfillment service providers, for our inventory storage, fulfilments between warehouses, and fulfilments from warehouses to our stores. Our warehouse and fulfillment service providers are responsible for the management of our inventory stored at their warehouses, in collaboration with our employees we assign to these warehouses. As of December 31, 2020, we leased 31 warehouses across China.

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

Food Safety and Quality Control

We pay close attention to food safety and quality control, monitoring each step in the food and beverage preparation process from procurement to store operation and from warehousing to delivery.

Suppliers. We carefully select our suppliers through a stringent selection process, and assess the performance of our suppliers on a regular basis. During the supplier selection process, we review their qualifications and conduct onsite visits and inspection. Once the suppliers are on board, we monitor their daily operations and conduct regular evaluations. In our agreements with suppliers, we have in place anti- kickback policies to ensure the integrity of our food safety and quality control and procurement system.

Inventories. We send our staff to each leased warehouse regularly to make sure that inventories are well categorized and properly stored, that our suppliers and warehouse and fulfilment service providers are following our food safety and quality control protocols, and that any defective goods are immediately disposed.

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

We conduct onsite inspection to check whether the operations of stores meet our criteria of food safety and quality control. We also frequently conduct environmental microbiological testing at our stores to ensure a hygienic coffee-making environment, and initiate proposals from time to time to improve our store operations and enhance customer experience.

Technology

Technology is at the core of our business. Our technology covers every aspect of our business, from customer engagement, storefront operations to supply chain management. We continually leverage our operation experience to optimize our technology systems, coping with our business needs. Our focus on technologies has enabled us to optimize customer experience, operate efficiently and grow rapidly while maintaining quality control.

We leverage our capabilities in data analytics to deepen our understanding of the market. Equipped with such understanding, we are able to recommend products to our customers with more precision and personalize their menus for easy ordering, so that we can offer superior user experience to our customers and improve the efficiency of our operations.

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

Our smart supply chain management system integrates intelligent warehousing management and order management functions, enabling us to accurately predict demand and manage our inventory. Supported by our strong data analytics capabilities and smart supply chain management system, we are able to intelligently forecast demand, analyze inventory and place orders directly with suppliers, which allows us to further reduce our procurement costs and improve operational efficiency.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our trademarks, copyrights and domain names. As of the date of this annual report, we own 1,350 registered trademarks with the Trademark Office of the PRC National Intellectual Property Administration, 13 registered copyright of software and 14 registered copyrights of works with the PRC National Copyright Administration, and eight domain names with Ministry of Industry and Information Technology.

In addition, we have entered into standard employee confidentiality agreements with our technology development employees, which provides that the employees own confidentiality obligations in relation to our trade and technology secrets and we own intellectual property rights of works developed within the scope of employment of the employees.

User Privacy and Data Security

Various laws and regulations, such as the Civil Code of the PRC, the Cyber Security Law of the PRC, the Data Security Law of the PRC which took effect on September 1, 2021 and the Personal Information Protection Law of the PRC which will be effective on November 1, 2021, govern the collection, use, retention, sharing, and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase. We have adopted policies, procedures and guidelines and update these policies, procedures and guidelines from time to time, in order to comply with these laws and regulations and protect the personal privacy of our customers and the security of their data. Our Board has general oversight power over cybersecurity issues and delegates the daily supervision responsibility to our chief executive officer, Dr. Guo. The head of our IT department directly reports cybersecurity status to Dr. Guo, and in case of a cybersecurity incident, Dr. Guo will report the incident to our Board to take appropriate and timely measures in response to the incident. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

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

Insurance

We provide social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits for our employees. We provide personal accident insurance for certain of our management. Consistent with customary industry practice in China, we have no business interruption insurance to cover our operations and no product liability insurance to cover any potential product liabilities. We have obtained insurance to cover certain potential risks and liabilities, such as public liability insurance, property all risks, engineering all risks and safety manufacturing insurance. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

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

Online Catering Services

In accordance with Measures for the Supervision and Administration of the Safety of Food Offered through Online Catering Services, as effective on January 1, 2018 and amended on October 23, 2020, Online catering service providers shall have their own physical stores and have obtained the food operation licenses according to the law, and shall carry out business activities pursuant to the business forms and business items specified on their own food operation licenses, and they shall not do business beyond the business scope. The provider of a third-party online catering service platform shall, within 30 business days upon approval by the competent communications department, undergo the recordation formalities with the provincial food and drug supervision and administration department at the place where it is located. A catering service provider with a self-built website shall, within 30 business days after undergoing the recordation formalities with the competent communications department, undergo the recordation formalities with the food and drug administrative authority at the county level at the place where it is located. The headquarter of a catering service chain company which provides online trading service for its stores by its website shall be governed by reference to the requirements on providers of third-party online catering service platforms.

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

According to Classification Administration Catalogue of Environmental Impact Assessments for Construction Projects issued on September 2, 2008 and most recently amended on November 30, 2020, the food and beverage services were classified as to fill in an Environmental Impact Registration Form before January 1, 2021. Where the construction entity fails to fill in the Environmental Impact Registration Form in accordance with the law, the environmental protection administrative department at or above the county level shall order it to fill in, and impose a fine of not more than RMB50,000 on it. Since January 1, 2021, construction projects of the food and beverage services are not specified in the catalogue and shall not be included in the management on the EIA.

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

Fire Protection Final Inspection or Filing

Upon completion of a construction project to which a fire prevention design has been applied, according to the requirements of relevant regulations on fire prevention, such project must go through a final inspection on fire prevention by, or filed with, the relevant housing and urban-rural development authority. For construction projects with more than 500 square meters, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a final inspection on fire prevention with the relevant housing and urban-rural development authority at or above the county level where the venue is located. For the construction projects other than the conditions foregoing, the construction entity shall submit the filing for final inspection of the project to the relevant housing and urban-rural development authority.

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

Regulations on Commercial Franchising

Pursuant to the Regulations on the Administration of Commercial Franchising, or the Franchising Regulations, which took effect on May 1, 2007, commercial franchising refers to the business activities where a franchisor, being an enterprise possessing registered trademarks, corporate logos, patents, proprietary technology or other business resources, licenses its business resources to the franchisees, being other business operators, through contracts, and the franchisees carry out business operation under the uniform business model and pay franchising fees to the franchisor pursuant to the contracts. The Franchising Regulations set forth a number of prerequisite requirements for the franchisors, including the possession of a mature business model, the capability to provide business guidance, technical support and business training to the franchisees, and the ownership of at least two direct stores all of which shall have been in operation for at least one year in China. The Franchising Regulations also set forth a number of requirements governing the franchise agreements, for example, the franchisors and franchisees are required to enter into franchising agreements containing certain required terms, and the franchise term thereunder shall not be less than three years unless agreed by the franchisee.

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

MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese controlled” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law (2015) is “de facto control,” which is broadly defined and emphasizes substance over form in determining whether an entity is “Chinese controlled” or foreign controlled. “De facto control” can be established if a person has the power to exert decisive influence on an entity, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. The draft Foreign Investment Law (2015) specifically provides that entities established in China but “controlled” by foreign investors, such as via contracts or trusts, will be treated as FIEs, whereas an investment in China in the foreign investment- restricted industries by a foreign investor may nonetheless apply for treatment as a PRC domestic investment if the foreign investor is determined to be “controlled” by PRC entities and/or citizens. According to the draft Foreign Investment Law (2015), VIEs would also be deemed to be FIEs, if they are ultimately “controlled” by foreign investors, and be subject to the restrictions on foreign investments.

Foreign Investment Law and the Implementation Regulations

In December 2018, the Standing Committee of the National People’s Congress of PRC published the Draft Foreign Investment Law (2018) for public comments. On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC (“the Foreign Investment Law”). Upon taking effect on January 1, 2020, the Foreign Investment Law has replaced the Law of the People’s Republic of China on Chinese-foreign Equity Joint Ventures, the Law of the People’s Republic of China on Wholly Foreign- Owned Enterprises, and the Law of the People’s Republic of China on Chinese-foreign Cooperative Joint Ventures to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law mainly focuses on the foreign investment promotion, foreign investment protection and foreign investment management.

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

Foreign Investment Security Review Measures

On December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether our VIE structure may be deemed as a method of foreign investment in the future.

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

On April 13, 2020, the Cyberspace Administration of China, NDRC and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which became effective on June 1, 2020. The Cybersecurity Review Measures establish the basic framework for national security reviews of network products and services, and provide the principle provisions for undertaking cyber security reviews. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

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

On June 10, 2021, the Data Security Law was promulgated by the Standing Committee of the National People’s Congress and became effective on September 1, 2021. The Data Security Law mainly sets forth specific provisions regarding establishing basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility.

On August 20, 2021, the Personal Information Protection Law was promulgated by the Standing Committee of the National People’s Congress and will become effective on November 1, 2021. The Personal Information Protection Law provides for various requirements on personal information protection, including legal basis for data collection and processing, requirements on data localization and cross-border data transfer, requirements for consent of personal data collection and processing, and requirements on processing sensitive personal information. The Personal Information Protection Law also provides that the customers shall be entitled to opt out the information recommendation or commercial marketing to individuals conducted by means of automated decision-making, or to be provided simultaneously with options not specific to individuals’ characteristics.

On August 27, 2021, the Cybersecurity Administration of China released the draft of the Regulations on Algorithm Recommendation Management of Internet Information Service for public comment, pursuant to which the algorithm recommendation service provider shall fulfill the principal responsibility of algorithm security, establish and improve management systems and equipped with professional staff and technical support suitable for the scale of algorithm recommendation service.

To comply with these laws and regulations, we collect and use personal information and data from our customers with their prior consent, and have established information security systems to protect customers’ privacy. The Data Security Law was recently promulgated and became effective, and the Personal Information Protection Law was recently promulgated. There are substantial uncertainties with respect to the interpretation and implementation of these data security laws and regulations, so our cross-border transfer of data may be subject to additional compliance requirement and regulatory burdens, and we may be required to make further adjustments to our business practices to comply with the interpretation and implementation of such laws.

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

Regulations on Social Insurance and Housing Fund

        According to the Social Insurance Law of the PRC effective as of July 1, 2011, and as amended on December 29, 2018, the Regulations on Occupational Injury Insurance effective as of January 1, 2004 and as amended on December 20, 2010, the Interim Measures Concerning the Maternity Insurance for Enterprise Employees effective as of January 1, 1995, the Interim Regulations Concerning the Levy of Social Insurance effective as of January 22, 1999 and amended on March 24, 2019 and the Regulations Concerning the Administration of Housing Fund effective as of April 3, 1999 and last amended on March 24, 2019, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work related injury insurance and medical insurance, as well as housing provident fund and other welfare plans.

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

Regulations on Property Leasing

Under the Administrative Measures on the Lease of Commodity Housing issued by Ministry of Housing and Urban-Rural Development on December 1, 2010, the parties to a lease agreement shall go through the lease registration and filing process with the competent construction (real estate) departments of the municipalities directly under the PRC Government, cities and counties where the housing is located within 30 days after the lease agreement is signed. For those who fail to comply with the above regulations, such competent departments may impose a fine of between RMB1,000 and RMB10,000 per lease. Under the Civil Code of the PRC issued by the National People’s Congress on May 28, 2020 and effective on January 1, 2021, where the parties fail to perform the registration and filing procedures for the leasing contract in accordance with the laws and administrative regulations, the validity of the contract is not affected.

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

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non- PRC Resident Enterprises, or the SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings and the purchase and sale of equity through public securities markets. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. The SAT Circular 37 superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation.

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

(2)                                 Ms. Jenny Zhiya Qian and Mr. Min Chen are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively. Both of Ms. Qian and Mr. Chen were terminated from the Company based on the Internal Investigation and have since ceased to be involved in the management of the Company. We are in the process of replacing the nominal shareholders and otherwise optimizing our VIE structure.

(3)                                 As of the date of this annual report, Luckin China has 96 direct and indirect wholly-owned subsidiaries.

(4)                                 As of the date of this annual report, Luckin Investment (Tianjin) Co., Ltd has one direct wholly-owned subsidiary.

Contractual Arrangements with the VIE and its Nominee Shareholders

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

Agreements that Provide Us with Effective Control over the VIE

Proxy Agreement and Power of Attorney. Pursuant to the Proxy Agreement and Power of Attorney among Beijing WFOE, the VIE and shareholders of the VIE, these shareholders irrevocably authorize Beijing WFOE or any person(s) designated by Beijing WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the VIE, including, but not limited to, the right to call and attend shareholders’ meetings, execute and deliver any and all written resolutions and meeting minutes as a shareholder, vote by itself or by proxy on any matters discussed on shareholders’ meetings, sell, transfer, pledge or dispose of any or all of the shares, nominate, appoint or remove the directors, supervisors and senior management, and other shareholders rights conferred by the articles of association of the VIE and the relevant laws and regulations. This agreement will remain in force as long as the VIE exists. The shareholders shall not have the right to terminate this agreement or revoke the appointment of the attorney-in- fact without the prior written consent of the Beijing WFOE.

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

4.D.                          Property, Plant and Equipment

Our principal executive office is located in Xiamen, China with an aggregate area of approximately 59,237.6 square meters. We are in the process of obtaining the real property ownership certificates of the building with such area.

We lease all of our self-operated store premises and some of our office space. For more information on our stores, see “—4.B. Business Overview—Our Store Network.”

We own one parcel of site area of approximately 45,000 square meters in Pingnan, Fujian, China. Its land use right has been granted with the expiry date on June 20, 2069. In addition, we have obtained the land use right certificate of one parcel of site area of approximately 35,342.6 square meters in Tongan, Xiamen in 2019 which has been returned to Xiamen government in March 2021. We have also obtained the land use right certificate of one parcel of site area of approximately 35,243.9 square meters in Tianjin, China which has been returned to Tianjin government in August 2021. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms, or failures to obtain necessary real-estate certificates, could materially and adversely affect our business.”

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

Specific Factors Affecting Our Results of Operations

Our ability to attract and engage customers

Our revenue growth is mainly driven by our ability to attract new customers and actively engage existing customers. Driven by technology, our new retail model is built upon our mobile apps and store network, which allows us to stay close to our customers and engage them anytime, anywhere. We leverage our deep understanding of coffee market in China and our operation experiences to analyze our customer behavior and industry trends, which enable us to attract new customers and retain and engage existing customers to increase repurchases. As of December 31, 2020, we had over 64.9 million cumulative transacting customers. As of July 31, 2021, we had 4,030 self-operated stores, 1,293 partnership stores and 752 Luckin Coffee EXPRESS machines in China and had over 78.4 million cumulative transacting customers.

Increase product offerings and cross-sell

While focusing on providing high-quality coffee items, we have also enriched our product offerings by introducing a selective number of new products, such as tea drinks, to meet our target customers’ daily needs. We will continue to accumulate insights on customer behavior from our operating experiences to introduce new products. We believe that selectively diversifying our product offerings will increase customer repurchases and revenue per customer. For the year ended December 31, 2020, we sold approximately 363.4 million coffee, tea and other product items, among which 36.5% were non-coffee products, while for the year ended December 31, 2019, we sold approximately 292.1 million coffee, tea and other product items, among which 33.4% were non-coffee products.

The optimization of our sales network

Our store network affects our business and revenue growth. We started our business in October 2017 and we believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2020. The following tables set out the total number of our self-operated stores and retail partnership stores and their movement for the periods indicated.

	For the three months ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020	2020	2020
Number of self-operated stores at the beginning of the period	9	290	624	1,189	2,073	2,370	2,963	3,680	4,507	4,511	4,267	3,952
Number of self-operated stores at the end of the period	290	624	1,189	2,073	2,370	2,963	3,680	4,507	4,511	4,267	3,952	3,929
Net increase in the number of self-operated stores	281	334	565	884	297	593	717	827	4	(244)	(315)	(23)

	For the three months ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020	2020	2020
Number of retail partnership stores at the beginning of the period	—	—	—	—	—	—	—	—	282	501	824	879
Number of retail partnership stores at the end of the period	—	—	—	—	—	—	—	282	501	824	879	874
Net increase in the number of retail partnership stores	—	—	—	—	—	—	—	282	219	323	55	(5)

In September 2019, we launched our retail partnership model initiative, and opened the first partnership store in October 2019. Under this model, we will cooperate with selective retail partners to own and manage stores. This model will complement our self- operated store network and enable us to penetrate new markets more efficiently.

To improve profitability, we have conducted store performance reviews and upgraded our store opening criteria. In 2020, we opened certain new stores in areas with strong growth potential, while closing certain existing stores with relatively lower performance levels. As of July 31, 2021, we had 4,030 self-operated stores and 1,293 partnership stores.

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

Effective selling prices of our products

We have adopted a market-oriented pricing model where we take into account a number of factors, including cost of materials and market demand for our products, as well as our customers’ preferences. To achieve effective pricing, we leverage our deep understanding of the coffee market in China and operating experiences to learn the market dynamics and discover patterns of customer behavior. We implement incentive programs in the form of coupons and discount vouchers. The effective selling prices of our products represent our retail prices after applying such discounts. Our future profitability will be affected by our ability to properly manage the effective selling prices of our products.

Efficient store operations

We pursue and achieve store operational efficiency by leveraging technology. With our strong technology capabilities and smart supply chain management system, we are able to analyze sales and inventory status for each store on a real-time basis and efficiently replenish inventory. Our technology also helps us manage our overall workforce and enables us to maintain efficient storefront operations.

Our technology-driven new retail business model significantly improves our operational efficiency. We measure our store performance with store level operating profit (loss), which is calculated by deducting cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees, rental deposit of closed stores and rental expense for pre-opening stores from our self-operated store revenue. We have changed the way we calculate our store level operating profit (loss) to include all relevant store expenses at the store level (excluding SG&A expenses and delivery expenses) to align this metric with our internal KPIs. Our store level operating loss accounted for 90.1%, 38.0% and 12.5% of our self-operated store revenue for the years ended December 31, 2018, 2019 and 2020, respectively. In the long run, we expect our store level operating costs, including cost of materials, store rental and other operating costs and depreciation expenses, will continue to decrease as a percentage of our self-operated store revenue.

Seasonality

We experience seasonality in our business, primarily as a result of order fluctuations in holiday seasons. For example, we generally experience fewer purchase orders during Chinese New Year holidays which fall between late January and late February. The decrease of sales during the holiday seasons is a typical pattern in the coffee market. For risks related to the seasonality of our business, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to seasonal fluctuations and unexpected interruptions.”

Impact of COVID-19

Our business and financial performance have been significantly adversely affected by the outbreak of COVID-19, in particular in the first quarter of 2020. In accordance with recommended and mandated restrictions by relevant government and public health officials in light of the COVID-19 outbreak, a significant majority of our stores have been temporarily closed since late January 2020. As a result, our average monthly total items sold in self-operated stores and unmanned coffee machines decreased from 33.3 million in the fourth quarter of 2019 to 18.1 million in the first quarter of 2020. Nevertheless, such average monthly total items sold in our self-operated stores increased to 27.0 million in the second quarter of 2020, as we gradually reopened the stores and returned to normal operations. As of the date of this annual report, almost all of our self-operated and partnership stores had reopened and returned to normal operation. However, the COVID-19 situation in China remains uncertain, with a recent surge of new cases in a few locations. For risks related to COVID-19’s impact on our business, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our operations have been and may continue to be affected by COVID-19 pandemic.”

Key Operating Data

The following table presents our key operating data for the periods indicated:

	For the three months ended or as of
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020	2020	2020
						(Restated)	(Restated)
Total self-operated stores	290	624	1,189	2,073	2,370	2,963	3,680	4,507	4,511	4,267	3,952	3,929
Pick-up stores	83	356	903	1,811	2,163	2,741	3,433	4,239	4,257	4,085	3,798	3,791
Relax stores	15	22	45	86	109	123	138	142	142	141	142	134
Delivery kitchens	192	246	241	176	98	99	109	126	112	41	12	4
Total partnership stores	—	—	—	—	—	—	—	282	501	824	879	874
Cumulative number of transacting customers (in thousands)(1)	485.0	2,917.8	5,984.3	12,529.5	16,872.3	22,777.7	30,725.6	40,608.9	45,347.5	54,501.9	59,353.4	64,915.6
Average monthly transacting customers (in thousands)(2)	179.5	1,207.6	1,877.4	4,325.9	4,402.0	6,069.0	8,879.9	11,588.1	6,609.3	8,945.1	8,214.8	9,712.1
Average monthly total items sold in self-operated stores and unmanned coffee machines (in thousands)(3)	487.5	4,001.0	7,760.3	17,645.2	16,275.8	20,971.6	26,238.7	33,273.4	18,136.4	27,011.7	27,604.1	31,632.2
Freshly brewed drinks	451.7	3,743.7	6,220.4	13,418.8	13,077.2	16,968.5	22,837.2	30,028.7	15,882.0	22,867.7	23,446.3	26,702.9
Other products	35.8	257.3	1,539.9	4,226.4	3,198.6	4,003.1	3,401.5	3,244.7	2,254.4	4,144.0	4,157.8	4,929.3
Average monthly total items sold in partnership stores (in thousands)(4)	—	—	—	—	—	—	—	594.7	1,544.3	4,365.9	4,763.9	6,068.7

Notes:

(1)                                 The total number of transacting customers since our inception.

(2)                                 Average monthly transacting customers of the three months during the quarter.

(3)                                 Average monthly total items sold in self-operated stores and unmanned coffee machines is calculated by dividing the total number of items sold in self-operated stores and unmanned coffee machines during the quarter by three.

(4)                                 Average monthly total items sold in partnership stores is calculated by dividing the total number of items sold in partnership stores during the quarter by three.

Key Components of Results of Operations

Net Revenues

The following table sets forth a breakdown of our net revenues for the periods indicated:

	For the year ended December 31,
	2018		2019		2020		2020
	RMB	%	RMB	%	RMB	%	US$	%
	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	840,695	100.0	3,009,590	99.5	3,716,791	92.1	569,622	92.1
Freshly brewed drinks	649,609	77.3	2,423,638	80.2	3,218,706	79.8	493,288	79.8
Other products	135,642	16.1	409,868	13.5	309,745	7.7	47,470	7.7
Others	55,444	6.6	176,084	5.8	188,340	4.6	28,864	4.6
Revenues from partnership stores	—	0.0	15,344	0.5	316,627	7.9	48,525	7.9
Total net revenues	840,695	100.0	3,024,934	100.0	4,033,418	100.0	618,147	100.0

Revenues from product sales. Revenues from product sales include:

•                  Revenues from freshly brewed drinks. We offer an array of freshly brewed drinks, including freshly brewed coffee and non-coffee drinks, such as tea. Net revenues from sales of freshly brewed drinks are recognized upon delivery to customers, net of VAT, surcharges and discounts, if any.

•                  Revenue from other products. Other products mainly consist of food and beverage items, such as light meals and various creative merchandise, including cups, tote bags and other consumer goods.

•                  Revenue from others. Our revenues from others mainly include delivery fees paid by our customers.

Revenues from partnership stores. Revenues from partnership stores consist of sales of materials and equipment, design service of store decoration and provision of decoration materials, profit sharing paid by retail partners for the right to use brand name of Luckin Coffee or Luckin Tea, promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, among others.

Operating Expenses

The following table sets forth a breakdown of our total operating expenses for the periods indicated:

	For the year ended December 31,
	2018		2019		2020		2020
	RMB	%	RMB	%	RMB	%	US$	%
	(in thousands, except for percentages)
Operating expenses:
Cost of materials	532,217	21.8	1,623,324	26.0	1,995,380	30.1	305,805	30.1
Store rental and other operating costs	576,244	23.6	1,597,125	25.6	1,726,619	26.1	264,616	26.1
Depreciation and amortization expenses	106,690	4.4	411,883	6.6	483,421	7.3	74,088	7.3
Sales and marketing expenses	746,018	30.6	1,251,506	20.1	876,920	13.2	134,394	13.2
General and administrative expenses	379,738	15.6	1,072,339	17.2	981,645	14.8	150,444	14.8
Store preopening and other expenses	97,794	4.0	71,623	1.1	9,982	0.2	1,530	0.2
Impairment loss of long-lived assets	—	0.0	209,249	3.4	71,467	1.1	10,953	1.1
Losses and expenses related to Fabricated Transactions and Restructuring	—	—	—	—	475,252	7.2	72,836	7.2
Total operating expenses	2,438,701	100.0	6,237,049	100.0	6,620,686	100.0	1,014,666	100.0

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

Depreciation and amortization expenses. Depreciation expenses consist primarily of depreciation charges for our machines and equipment and amortization expenses for the land use right and leasehold improvements.

Sales and marketing expenses. Sales and marketing expenses consist primarily of advertising expenses, cost of free products we offer to customers as part of our marketing initiative to attract new customers which has ceased from May 2020, delivery expenses as well as payroll expenses for sales and marketing employees.

General and administrative expenses. General and administrative expenses consist primarily of payroll and other employee benefits for our administrative employees, share-based compensation for key management, research and development expenses, rental expenses for our office buildings, regular professional service fees and other office expenses.

Store preopening and other expenses. Before opening new stores, it usually takes us some time to decorate the new stores and make preparation for store opening. Store preopening expenses primarily include rental costs incurred before opening of new stores. Other expenses mainly include lease exit costs.

Impairment loss of long-lived assets. Impairment loss of long-lived assets consists primarily of impairment loss of our long-lived assets whose fair value is less than the carrying amount. It consists of the impairment loss in connection with Luckin Coffee EXPRESS and Luckin Pop Mini, self-operating stores, idle equipment, and license of Linefriends food for products sold in Luckin Pop Mini.

Losses and expenses related to Fabricated Transactions and Restructuring.  Losses and expenses related to Fabricated Transactions and Restructuring consist primarily of (i) legal fees reimbursed for security holders, underwriters of the Company’s initial public offering and follow-on offering, directors and officers; (ii) our legal fees incurred to respond to a number of legal proceedings; (iii) professional fees related to the Internal Investigation; (iv) professional fees and expenses reimbursed for the JPLs; (v) other advisory service fees; and (vi) penalty imposed by SAMR on two of our PRC subsidiaries and certain implicated third-party companies and relevant allowance as the result of Fabricated Transactions in connection with the legal proceedings and Restructuring.

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

PRC

Our subsidiaries incorporated in China and our VIE are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. From January 1, 2019 to December 31, 2020, the first RMB1.0 million of assessable profit before tax are subject to the preferential income tax rate of 20% followed by a 75% exemption for subsidiaries qualify as “Small Profit Enterprises,” while the remaining assessable profit before tax under RMB3.0 million are subject to the tax rate of 20% followed by a 50% exemption. From January 1, 2021 to December 31, 2022, the first RMB1.0 million of assessable profit before tax are subject to the preferential income tax rate of 20% followed by an 87.5% exemption for subsidiaries qualify as “Small Profit Enterprises”, while the remaining assessable profit before tax under RMB3.0 million are subject to the tax rate of 20% followed by a 50% exemption. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our PRC subsidiaries are subject to value-added taxes, or VAT, at a rate of 6%, 10% and 16% before April 1, 2019 and since then 6%, 9% and 13% on our products and services, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation promulgated the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings and collect and retain supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends received from PRC subsidiaries if we satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider that the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—If our offshore companies are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.”

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

	For the year ended December 31,
	2018		2019		2020		2020
	RMB	%	RMB	%	RMB	%	US$	%
	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	840,695	100.0	3,009,590	99.5	3,716,791	92.1	569,622	92.1
Freshly brewed drinks	649,609	77.3	2,423,638	80.2	3,218,706	79.8	493,288	79.8
Other products	135,642	16.1	409,868	13.5	309,745	7.7	47,470	7.7
Others	55,444	6.6	176,084	5.8	188,340	4.6	28,864	4.6
Revenues from partnership stores	—	—	15,344	0.5	316,627	7.9	48,525	7.9
Total net revenues	840,695	100.0	3,024,934	100.0	4,033,418	100.0	618,147	100.0

Operating expenses:
Cost of materials	(532,217)	(63.3)	(1,623,324)	(53.7)	(1,995,380)	(49.5)	(305,805)	(49.5)
Store rental and other operating costs	(576,244)	(68.5)	(1,597,125)	(52.8)	(1,726,619)	(42.8)	(264,616)	(42.8)
Depreciation and amortization expenses	(106,690)	(12.7)	(411,883)	(13.6)	(483,421)	(12.0)	(74,088)	(12.0)
Sales and marketing expenses	(746,018)	(88.7)	(1,251,506)	(41.4)	(876,920)	(21.7)	(134,394)	(21.7)
General and administrative expenses	(379,738)	(45.2)	(1,072,339)	(35.4)	(981,645)	(24.3)	(150,444)	(24.3)
Store preopening and other expenses	(97,794)	(11.6)	(71,623)	(2.4)	(9,982)	(0.2)	(1,530)	(0.2)
Impairment loss of long-lived assets	—	—	(209,249)	(6.9)	(71,467)	(1.8)	(10,953)	(1.8)
Losses and expenses related to Fabricated Transactions and Restructuring	—	—	—	—	(475,252)	(11.8)	(72,836)	(11.8)
Total operating expenses	(2,438,701)	(290.0)	(6,237,049)	(206.2)	(6,620,686)	(164.1)	(1,014,666)	(164.1)
Operating Loss	(1,598,006)	(190.0)	(3,212,115)	(106.2)	(2,587,268)	(64.1)	(396,519)	(64.1)
Interest income	8,915	1.1	79,407	2.6	135,713	3.4	20,799	3.4
Interest and financing expenses	(16,121)	(1.9)	(31,629)	(1.0)	(116,471)	(2.9)	(17,850)	(2.9)
Foreign exchange gain/(loss), net	13,113	1.6	19,842	0.7	(70,937)	(1.8)	(10,872)	(1.8)
Other expenses, net	(7,777)	(0.9)	(6,303)	(0.2)	(58,635)	(1.5)	(8,986)	(1.5)
Change in the fair value of warrant liability	(19,276)	(2.3)	(8,322)	(0.3)	—	—	—	—
Provision for SEC settlement	—	—	—	—	(1,177,074)	(29.2)	(180,394)	(29.2)
Provision for equity litigants settlement	—	—	—	—	(1,226,119)	(30.3)	(187,911)	(30.3)
Impairment of trust investments	—	—	—	—	(1,140,000)	(28.3)	(174,713)	(28.3)
Net loss before income taxes	(1,619,152)	(192.4)	(3,159,120)	(104.4)	(6,240,791)	(154.7)	(956,446)	(154.7)
Income tax (expense)/benefit	—	—	(1,387)	(0.0)	637,801	15.8	97,747	15.8
Net loss	(1,619,152)	(192.4)	(3,160,507)	(104.4)	(5,602,990)	(138.9)	(858,699)	(138.9)
Add: accretion to redemption value of convertible redeemable preferred shares	(1,571,182)	(186.9)	(552,036)	(18.2)	—	—	—	—
Add: deemed distribution to a certain holder of Series B convertible redeemable preferred shares	—	—	(2,127)	(0.1)	—	—	—	—
Less: Net loss attributable to noncontrolling interests	—	—	(2,074)	(0.1)	(13,885)	(0.3)	(2,128)	(0.3)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(3,190,334)	(379.3)	(3,712,596)	(122.6)	(5,589,105)	(138.6)	(856,571)	(138.6)

Discussion of the Years Ended December 31, 2020 and 2019

Net revenue

Our net revenues were RMB4,033.4 million (US$618.1 million) in 2020, increased by 33.3% from RMB3,024.9 million in 2019. The growth of our net revenues was primarily driven by the increased average selling price for our products, mainly because we reduced overall discount levels on our products, introduced products with higher listing prices and terminated our free product promotion activities in May 2020. The growth was also attributable to the significant increase in the number of our transacting customers and the increase in our items sold in self-operated stores and unmanned coffee machines. As of December 31, 2020, we had over 64.9 million cumulative transacting customers, compared to 40.6 million as of December 31, 2019. In 2020, our average monthly total items sold in self-operated stores and unmanned coffee machines were approximately 26.1 million, compared to 24.2 million in 2019. In particular, our average monthly total items sold in self-operated stores and unmanned coffee machines reached approximately 31.6 million in the fourth quarter of 2020.

Revenues from product sales

Our revenues from product sales were RMB3,716.8 million (US$569.6 million) in 2020, increased by 23.5% from RMB3,009.6 million in 2019. Our revenues from product sales consists of revenues from freshly brewed drinks, revenues from other products and revenues from others.

(i)     Revenues from freshly brewed drinks

Our net revenues from freshly brewed drinks were RMB3,218.7 million (US$493.3 million) in 2020, increased by 32.8% from RMB2,423.6 million in 2019. The growth of our revenue from freshly brewed drinks was primarily driven by the increase in the number of our freshly brewed drinks sold and the increased price per item. Our average monthly freshly brewed drinks sold increased from 20.7 million in 2019 to 22.2 million in 2020.

(ii)     Revenues from other products

Our net revenues from other products were RMB309.7 million (US$47.5 million) in 2020, decreased by 24.4% from RMB409.9 million in 2019, primarily because we eliminated certain other products from our product offerings.

(iii)     Revenues from others

Our revenues from others increased by 7.0% from RMB176.1 million in 2019 to RMB188.3 million (US$28.9 million) in 2020, primarily as a result of our increased pricing for delivery services.

Revenues from partnership stores

Our revenue from partnership stores was RMB316.6 million (US$48.5 million) in 2020, including sales of materials of RMB227.2 million (US$34.8 million), sales of equipment of RMB43.3 million (US$6.6 million), profit sharing of RMB12.8 million (US$2.0 million) and others of RMB33.3 million (US$5.1 million).  Our revenue from partnership stores increased by 1,963.5% from RMB15.3 million in 2019. The growth of our revenues was primarily driven by the significant increase in the number of our partnership stores since we launched our retail partnership initiative in September 2019. As of December 31, 2020, we had 874 partnership stores compared to 282 stores in 2019, and in the fourth quarter of 2020, our average monthly total items sold in partnership stores was approximately 6.1 million, compared with approximately 0.6 million in the fourth quarter of 2019.

Operating expenses

Our operating expenses were RMB6,620.7 million (US$1,014.7 million) in 2020, compared to RMB6,237.0 million in 2019. The growth of our operating expenses was in line with our business expansion. Meanwhile, our operating expenses as a percentage of our net revenues decreased from 206.2% in 2019 to 164.1% in 2020, mainly driven by the increased economies of scale and our technology driven operations.

Cost of materials

The following table sets forth the components of our costs of materials in absolute amounts and as percentages of total costs of materials for the periods indicated.

	For the year ended December 31,
	2018		2019		2020		2020
	RMB	%	RMB	%	RMB	%	US$	%
	(in thousands, except for percentages)
Cost of raw materials	411,966	77.3	1,373,555	84.5	1,430,050	71.7	219,165	71.7
Freshly brewed drinks	290,824	54.6	1,074,493	66.1	1,199,309	60.1	183,802	60.1
Other products	121,142	22.7	299,062	18.4	230,741	11.6	35,363	11.6
Low value consumables	42,382	8.0	51,335	3.2	42,876	2.1	6,571	2.1
Cost of partnership	—	—	—	—	280,563	14.1	42,998	14.1
Storage fees	32,775	6.2	82,173	5.1	101,830	5.1	15,606	5.1
Logistic expenses	45,094	8.5	116,261	7.2	140,061	7.0	21,465	7.0
Total	532,217	100.0	1,623,324	100.0	1,995,380	100.0	305,805	100.0

Our cost of materials was RMB1,995.4 million (US$305.8 million) in 2020, compared to RMB1,623.3 million in 2019. The increase in the cost of materials was in line with the increase in the number of products sold.

Store rental and other operating costs

The following table sets forth the components of our store rental and other operating costs in absolute amounts and as percentages of total store rental and other operating costs for the periods indicated.

	For the year ended December 31,
	2018		2019		2020		2020
	RMB	%	RMB	%	RMB	%	US$	%
	(in thousands, except for percentages)
Store rental	135,983	23.6	525,650	32.9	645,155	37.4	98,874	37.4
Payroll	378,733	65.7	913,675	57.2	917,835	53.1	140,664	53.1
Utilities	61,528	10.7	157,800	9.9	163,629	9.5	25,078	9.5
Total	576,244	100.0	1,597,125	100.0	1,726,619	100.0	264,616	100.0

Our store rental and other operating costs were RMB1,726.6 million (US$264.6 million) in 2020, compared to RMB1,597.1 million in 2019. The increased store rental and other operating costs in 2020 were primarily attributable to the increased number of stores we operated and our headcount.

Depreciation and amortization expenses

The following table sets forth the components of our depreciation expenses in absolute amounts and as percentages of total depreciation expenses for the periods indicated.

	For the year ended December 31,
	2018		2019		2020		2020
	RMB	%	RMB	%	RMB	%	US$	%
	(in thousands, except for percentages)
Depreciation of equipment	33,822	31.7	131,736	32.0	203,310	42.1	31,159	42.1
Depreciation of leasehold improvements and others	72,868	68.3	280,147	68.0	280,111	57.9	42,929	57.9
Total	106,690	100.0	411,883	100.0	483,421	100.0	74,088	100.0

Our depreciation expenses increased from RMB411.9 million in 2019 to RMB483.4  million (US$74.1 million) in 2020, primarily because we increased our purchase of equipment for operation due to the increased number of stores we operated.

Sales and marketing expenses

The following table sets forth the components of our sales and marketing expenses in absolute amounts and as percentages of total sales and marketing expenses for the periods indicated.

	For the year ended December 31,
	2018		2019		2020		2020
	RMB	%	RMB	%	RMB	%	US$	%
	(in thousands, except for percentages)
Advertising expenses	362,142	48.5	586,774	46.9	354,469	40.4	54,325	40.4
Free product promotion expenses	130,567	17.5	206,723	16.5	64,956	7.4	9,955	7.4
Delivery expenses	242,193	32.5	438,914	35.1	414,808	47.3	63,572	47.3
Others	11,116	1.5	19,095	1.5	42,687	4.9	6,542	4.9
Total	746,018	100.0	1,251,506	100.0	876,920	100.0	134,394	100.0

Our sales and marketing expenses were RMB876.9 million (US$134.4 million) in 2020, compared to RMB1,251.5 million in 2019. The sales and marketing expenses decreased primarily because our advertising expenses and free product promotion expenses decreased, as we adopted more cost-effective approaches, such as cultivation of private domain traffic pools, since April 2020, and ceased our free product promotion activities in May 2020. The slight decrease of delivery expenses was due to the decrease in the number of delivery orders as a result of our increased pricing for delivery services to customers.

General and administrative expenses

Our general and administrative expenses were RMB981.6 million (US$150.4 million) in 2020, compared to RMB1,072.3 million in 2019. The decrease in general and administrative expenses was mainly resulted from our decreased share-based compensation and no allowance for doubtful accounts related to Fabricated Transactions in 2020.

Store preopening and other expenses

Our store preopening and other expenses were RMB10.0 million (US$1.5 million) in 2020, compared to RMB71.6 million in 2019. Our store preopening and other expenses decreased in 2020 from 2019 primarily because we opened fewer new stores in 2020 than in 2019, partially as a result of the negative impact of the COVID-19 pandemic.

Impairment loss of long-lived assets

Our impairment loss of long-lived assets was RMB71.5 million (US$11.0 million) in 2020, compared to RMB209.2 million in 2019. The impairment loss of long-lived assets in 2020 consisted primarily of (i) the impairment loss of RMB46.8 million (US$7.2 million) related to Luckin POP Mini which was suspended in 2020; (ii) the impairment loss of RMB12.8 million (US$2.0 million) related to the Linefriends food licensing for products sold in Luckin POP Mini; (iii) the impairment loss of RMB2.1 million (US$0.3 million) for the asset group related to Luckin Coffee EXPRESS and (iv) the impairment loss of RMB9.8 million (US$1.5 million) related to equipment for store operation and others.

Losses and expenses related to Fabricated Transactions and Restructuring

We incurred losses and expenses related to Fabricated Transactions and Restructuring in a total amount of RMB475.3million (US$72.8 million) in 2020, as we made significant efforts to respond to legal proceedings, comprehensively optimize our capital structure, settle penalties in order to better position us for long-term success. Our losses and expenses related to Fabricated Transactions primarily consisted of (i) legal fees reimbursed for security holders, underwriters of the Company’s initial public offering and follow-on offering, directors and officers in a total amount of RMB165.0 million (US$25.3 million); (ii) our legal fees incurred to respond to a number of legal proceedings of RMB105.6 million (US$16.2 million); (iii) professional fees related to the Internal Investigation of RMB72.0 million (US$11.0 million); (iv) professional fees and expenses reimbursed for the JPLs of RMB29.6 million (US$4.5 million); (v) other advisory service fees of RMB15.6 million (US$2.4 million); and (vi) penalty imposed by SAMR on two of our PRC subsidiaries and certain implicated third-party companies and relevant allowance in a total amount of RMB87.5 million (US$13.4 million). See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters—The previously disclosed Fabricated Transactions have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, required significant time and attention from our senior management, among other adverse impacts.”

Interest income

Our interest income was RMB135.7 million (US$20.8 million) in 2020, compared to RMB79.4 million in 2019, which was primarily generated from our bank deposits and short-term investments.

Interest and financing expenses

Our interest and financing expenses were RMB116.5 million (US$17.9 million) in 2020 and RMB31.6 million in 2019. The interest and financing expenses in 2020 were primarily associated with the Notes and our borrowings and capital leases. See “—5.F. Tabular Disclosure of Contractual Obligations.”

Foreign exchange gain/(loss), net

We recorded net foreign exchange loss of RMB70.9 million (US$10.9 million) in 2020, compared to net foreign exchange gain of RMB19.8 million in 2019. The change in net foreign exchange loss was primarily attributable to the transactions settled by foreign currency, namely the purchase of coffee machine, and the fluctuations in the exchange rates of our foreign currency deposits.

Other expenses, net

We recorded other expenses of RMB58.6 million (US$9.0 million) in 2020, compared to other expenses of RMB6.3 million in 2019. The other expenses in 2020 primarily consisted of donations and indemnification for the termination of various contracts including design of Tongan and Tianjing roastery factory and advertising agreement, etc.

Change in the fair value of warrant liability

We recorded a loss from change in the fair value of warrant liability of nil in 2020 and RMB8.3 million in 2019. The change in the fair value of warrant liability was primarily in relation to the warrant we issued to TTCO Trust Corporation Limited (“TTCO”), which was exercised by TTCO in April 2019. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Credit Facilities.”

Provision for SEC settlement

We recorded provision for SEC settlement of US$180.0 million (approximately RMB1,177.1 million) in 2020, which is the penalty to be paid pursuant to terms of the settlement with SEC that were entered on December 16, 2020 regarding the Fabricated Transactions and the current progress of the decisive events as required in the settlement agreement. The SEC settlement shall be offset by any cash payments made by us to our security holders pursuant to any schemes of arrangement approved by the Cayman court in the proceeding for our provisional liquidation proceedings and restructuring. As we are unable to predict with certainty the total amount of cash that will be paid to security holders according to the Cayman Court proceeding within the timeframe stipulated in the SEC Settlement and whether any ultimately approved distribution plan will be subject to any successful reasonable objections by the SEC Staff as contemplated by the SEC Settlement, we recognized full amount for the provision on SEC settlement in 2020. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” and “Note 21 Commitments and Contingencies—Contingency—SEC Settlement” to the consolidated financial statements included in this annual report.

Provision for equity litigants settlement

We recorded provision for equity litigants settlement of US$187.5 million (approximately RMB1,226.1 million) in 2020, which is the settlement amount of certain putative securities class action complaints filed in the United States District Court for the Eastern and Southern Districts of New York against the Company in 2020, that have been consolidated in the Southern District of New York, and is captioned In re Luckin Coffee Inc. Securities Litigation, 1:20-cv-01293 (S.D.N.Y.). We recognized the provision for settlement amount based on a binding term that were entered into with the lead plaintiffs subsequently on September 20, 2021 in Case No.1:20-cv-01293-JPC-JLC  (S.D.N.Y) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers of the Company’s ADSs between May 17, 2019 through July 15, 2020, inclusive. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” and “Note 21 Commitments and Contingencies—Legal proceedings—U.S. Class Action” to the consolidated financial statements included in this annual report.

Impairment of trust investments

We recorded impairment of trust investments of RMB1,140.0 million (US$174.7 million) in 2020, compared to nil in 2019. The amount consisted of the fully impairment of funds invested in Xiamen Trust and Yunnan Trust. See “Note 4 Short-term Investments, Net” and “Note 12 Related Party Transactions” to the Company’s consolidated financial statements included in this annual report.

Net loss

As a result of the foregoing, we recorded a net loss of RMB5,603.0 million (US$858.7 million) in 2020, compared to a net loss of RMB3,160.5 million in 2019.

Discussion of the Years Ended December 31, 2019 and 2018

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Discussion of the Year Ended December 31, 2018 and the year Ended December 31, 2019” of our annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on June 30, 2021.

Critical Accounting Policies

We are an emerging growth company as defined by JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of extended transition periods for complying with new or revised accounting standards. This allows us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We elect to take advantage of the extended transition periods.

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

Revenue recognition

We adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2019, using the modified retrospective transition approach. A description of our principal revenue generating activities is as follows:

Revenues from product sales

We offer freshly brewed drinks and other products (including pre-made food, beverage and merchandise items) mainly through our physical self-operated stores, Luckin EXPRESS, Luckin Pop Mini, and online e-commerce platforms. Customers place orders for products mainly through our self-developed Luckin mobile app, Weixin mini-program and other third-party platforms with different options to pay through third-party payment channels. We recognize revenues at point in time when we satisfy performance obligations upon customers’ in-store pickup or the delivery of promised products to customers. Delivery service is provided if it is a delivery order. Delivery service is determined as an activity to fulfill our promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. Revenues represent the amount of consideration that we are entitled to, including products settlement price and delivery fees charged to customers, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. There is no significant financing component or variable consideration in the transaction price. We reasonably estimate the possibility of return based on the historical experience, and there were no material returns historically.

We evaluate whether it is appropriate to record the gross amount of product sales and related costs or the net amount. We are a principal for the substantial majority of product sales as we produce or obtain control of the specified goods before they are transferred to the customers, except for a portion of revenue from products sold on our own e-commerce platform, for which our obligation is to facilitate third-party merchants in fulfilling their performance obligation for the goods displayed on our own e-commerce platform acting as an agent.

Revenue from product sales were RMB840.7 million, RMB3,009.6 million and RMB3,716.8 million (US$569.6 million) for the years ended December 31, 2018, 2019 and 2020 respectively, including revenue from product sales on a net basis were nil, nil and RMB3.7 million (US$0.6 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

Revenues from partnership stores

We cooperate with selective retail partners to operate the partnership stores they own. Under retail partnership model, we sell materials such as coffee beans, milk, food and related products to our retail partners and shares simplified and standardized operation experience and provides use right of brand name and sales and supply chain management in exchange for a profit-sharing on retail sales. Our retail partners are responsible for pre-opening capital investments and operating costs.

Revenues from partnership stores mainly consist of sales of materials and equipment to the partnership stores, profit-sharing revenue from the partnership stores for using the Luckin Coffee or Luckin Tea brand as well as integrated store operation solution, and other services including pre-opening services.

For material sales, our performance obligation is to transfer required materials at fixed unit price to retail partners. We provide allowance for materials sales as consideration payable to retail partners when the products sold in partnership stores to customers at lower price than the cost of materials with certain markup to comply with our promotion strategy. Allowance for partnership stores is accounted for as a reduction of the transaction price, which is usually determined upon the completion of each order. Therefore, sales of materials are generally recognized on the partnership stores’ acceptance of materials, the settlement price is then deducted by the allowance provided to partnership stores that is determined upon the products are sold in partnership stores, if any. Revenue from material sales to partnership stores were nil, RMB12.6 million and RMB227.2 million (US$34.8 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

For equipment sales, our performance obligation is to transfer equipment to retail partners at a fixed consideration with one-year warrant, which is not a distinct performance obligation as it is intended to provide an assurance that the equipment complies with agreed-upon functionality described in the contract. Revenue from sales of equipment is recognized at point in time when equipment is installed and tested to be ready to use. We accrue warrant as guarantee obligation according to ASC Topic 460, Guarantees. Revenue from equipment sales to partnership stores were nil, nil and RMB43.3 million (US$6.6 million) for the years ended December 31, 2018, 2019 and 2020, respectively, and warrant liability was immaterial.

For profit-sharing, we provide the integrated store operation solution, which includes the right to use brand name of Luckin Coffee or Luckin Tea, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, etc., in exchange for the profit-sharing based on the gross profit of retail sales. We recognize the profit-sharing revenue from partnership stores at a variable consideration that is based upon partnership stores’ monthly gross profits which are determined at the end of each month. We offer a price concession to the retail partners to free the new stores’ profit-sharing for a period of time ranging from the first one month to three months, which is subject to our adjustment. Especially, between January to June 2020, during the outbreak of COVID-19, we freed all the profit-sharing from partnership stores. Price concession for profit-sharing is accounted for as a reduction of the transaction price and deducts our revenue directly. Revenue from partnership stores’ profit-sharing were nil, RMB0.2 million and RMB12.8 million (US$2.0 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

We also provide other services including pre-opening services such as design of store decoration and provision of decoration materials and delivery service, which have distinct value to partnership stores and are recognized upon completion of the related performance obligations. Other revenues from partnership stores were nil, RMB2.5 million and RMB33.3 million (US$5.1 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

Contract balance

When either party to a revenue contract has performed, we present the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment. We present any unconditional rights to consideration separately as a receivable. We do not have material contract asset. The balance of accounts receivable, net of nil allowance for doubtful accounts, were RMB22.8 million and RMB17.4 million (US$2.7 million) as of December 31, 2019 and 2020, respectively.

Customers that purchase prepaid coupons are issued additional coupons of the same par value for free at the time of purchase.  All prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use. Cash received from the sales of prepaid coupons are recognized as deferred revenues which are contract liabilities under ASC 606. Purchase consideration is allocated to each prepaid coupon, including the coupons issued for free. The allocated considerations are recognized as revenues when the customers consume the prepaid coupons for payments of their purchase. As of December 31, 2019 and 2020, the balance of deferred revenues were RMB144.9 million and RMB88.2 million (US$13.5 million), respectively.

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

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses. No interest and penalties related to unrecognized tax benefit were recorded for the years ended December 31, 2018, 2019 and 2020.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. We did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The initial direct costs including processing fees paid to the lessor to consummate the lease are included in the minimum lease payments. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. We entered into capital leases for certain store operating equipment during the fiscal year ended December 31, 2018.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the moving weighted average method. We record inventory impairment for obsolete and slow-moving inventory. Inventory impairment is based on inventory obsolescence trends, historical experience and application of the specific identification method. For the years ended December 31, 2018, 2019 and 2020, we recognized inventory impairment of nil, RMB2.2 million and RMB 26.3 million (US$4.0 million), respectively.

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

Our financial instruments include cash and cash equivalents, short-term investments, accounts and notes payable, receivables from online payment platforms, accounts receivable, deposits, other receivables and payables, short-term bank borrowing, long-term borrowing, capital lease obligation and warrant liability. The warrant liability is measured at fair value (see “Note 20 Warrant Liability” to the Company’s consolidated financial statements included in this annual report). Other than warrant liability, the carrying values of these financial instruments approximate their fair values due to their short-term maturities. The carrying amount of the long- term borrowing approximates its fair values since it bears an interest rate which approximates market interest rate. The warrant liability is initially measured at fair value on the issuance date, and subsequently re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense.

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

The DCF analysis is performed using the projected cash flows developed by management based on management’s best estimates as of the valuation date. The determination of fair value requires complex and subjective judgments to be made regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The major assumptions used in the DCF include:

•                  Weighted average cost of capital, or WACC: The discount rates applied in the DCF were based on the WACCs determined after considering factors including risk-free rate, comparative industry risk, equity risk premium, company size and non- systematic risk factors.

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

In accordance with the 2019 Plan, vested options became exercisable after the IPO. Given that the inability of the employees to exercise these options or receive any ordinary shares until the completion of the IPO constitutes a performance condition that was not considered probable until the IPO completion date, we did not recognize any compensation expense until an IPO occurs. As such, no share-based compensation expenses were recognized before our IPO in May 2019.

Upon the completion of the IPO, we immediately recognized expenses associated with options that were vested as of that date. In addition, we also recognized any remaining compensation expenses over the remaining service requisite period using the accelerated method.

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included in this annual report.

5.B.                          Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Summary Consolidate Cash Flow Data:
Net cash used in operating activities	(1,310,694)	(2,166,970)	(2,376,832)	(364,267)
Net cash used in investing activities	(1,283,218)	(1,815,890)	(1,712,333)	(262,426)
Net cash generated from financing activities	3,988,402	7,240,746	4,029,070	617,483
Effect of foreign exchange rate changes on cash and cash equivalents	17,397	92,560	17,711	2,714

Net increase/(decrease) in cash and cash equivalents	1,411,887	3,350,446	(42,384)	(6,496)
Cash and cash equivalents and restricted cash at beginning of year	219,096	1,630,983	4,981,429	763,437
Cash and cash equivalents and restricted cash at end of year	1,630,983	4,981,429	4,939,045	756,941

Our principal source of liquidity has been cash generated from historical equity financing activities including the proceeds from our IPO in May 2019, and our follow-on public offering and convertible note offering in January 2020. See “Item 4. Information on the company—4.A. History and Development of the Company.” As of December 31, 2018, 2019 and 2020, we had RMB1,631.0 million, RMB4,981.4 million and RMB4,939.0 million (US$756.9 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi. Our operating expenses continued to increase historically and are expected to continue to increase in line with our business expansion. Meanwhile, leveraging our new retail model, we experienced robust growth in net revenues in 2019 and 2020. As a result of increased economies of scale and technology-driven operations, our operating expenses as a percentage of our net revenues decreased significantly from 210.1% in the first quarter of 2019 to 136.3% in the fourth quarter of 2020, and similarly, our operating loss as a percentage of our net revenues decreased rapidly from 110.1% in the first quarter of 2019 to 36.3% in the fourth quarter of 2020. Nevertheless, as we continue to focus on business growth and expansion, our operating expenses in absolute amounts are expected to continue to increase in the near future. Moreover, competitive landscape and customer demand and preference may also affect our financial performance. As a result, there is substantial uncertainty with respect to our results of operations and we cannot assure you if and when we will achieve profitability. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have incurred significant net losses attributable to the Company since our inception and we may continue to experience significant net losses attributable to the Company in the future.”  We believe that our current cash and cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for our current business plan, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

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

Operating Activities

Net cash used in operating activities was RMB2,376.8 million (US$364.3 million) in 2020, compared to RMB2,167.0 million in 2019. The difference between our net loss of RMB5,603.0 million (US$858.7 million) and the net cash used in operating activities in 2020 was primarily attributable to (i) provision for SEC settlement of RMB1,177.1 million, (ii) provision for equity litigants of RMB1,226.1 million, (iii) impairment loss of trust investments of RMB1,140.0 million, (iv) depreciation and amortization expenses of RMB483.4 million, and (v) interest expenses of convertible senior notes of RMB107.0 million, (vi) a decrease of inventories of RMB110.0 million;partially offset by (i) an increase in deferred income tax of RMB638.7 million, (ii) a decrease in accounts and notes payable of RMB331.8 million.

Investing Activities

Net cash used in investing activities was RMB1,712.3 million (US$262.4 million) in 2020, compared to net cash used in investing activities of RMB1,815.9 million in 2019. The net cash used in investing activities was primarily attributable to (i) the purchase of property and equipment in the amount of RMB822.3 million and (ii) the purchase of short-term investments in the amount of RMB455.4 million, and (iii) the purchase of two trust investments in the amount of RMB1,140.0 million, partially offset by the proceeds of short-term investments returned at maturity in the amount of RMB705.4 million.

Financing Activities

Net cash generated from financing activities was RMB4,029.1 million (US$617.5 million) in 2020, compared to RMB7,240.7 million in 2019. The net cash generated from financing activities in 2020 was primarily attributable to (i) the proceeds from the issuance of the Notes in the amount of RMB3,098.1 million, (ii) the proceeds from our follow-on offering in the amount of RMB2,876.8 million, and (iii) the cash received in relation to the Fabricated Transactions of RMB942.8 million, partially offset by (i) the cash paid in relation to the Fabricated Transactions of RMB2,309.1 million and (ii) repayments for long-term borrowing of RMB642.4 million. The cash received in relation to the Fabricated Transactions represents the funds supporting the Fabricated Transactions that were funneled to us to inflate revenue in 2019. The funds were fully repaid in the first half of 2020 and the repayment of funds was recorded as “cash paid in relation to the Fabricated Transactions” in financing activities.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property and equipment and land use right. Our capital expenditures were RMB822.3 million (US$126.0 million), in 2020, compared to RMB1,614.2 million in 2019. Our commitments for capital expenditures as of December 31, 2020 were RMB39.6 million (US$6.1 million), which were primarily attributable to the renovation and decoration of our stores and construction in progress. See “—5.F. Tabular Disclosure of Contractual Obligations.” We intend to fund our future capital expenditures with our existing cash balance and cash from operating activities.

Holding Company Structure

The Company, or Luckin Coffee Inc., is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and VIE. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiaries and VIE. If our subsidiaries, our VIE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the Company.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Before January 1, 2020, pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriations to the other two reserve funds are at our subsidiary’s discretion. On January 1, 2020, the Foreign Investment Law and the Implementation Regulations came into effect, which repealed the PRC Wholly Foreign-Owned Enterprise Law, the Implementation Regulations on the Wholly Foreign-Owned Enterprise Law and became the legal foundation for foreign investment in the PRC. Pursuant to the Foreign Investment Law, the corporate governance matters, including the dividend distribution, shall be governed by the Company Law, the Partnership Law or other laws of the PRC. In accordance with the Company Law of the PRC, our subsidiaries and VIE in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our subsidiaries and VIE. Appropriation to discretionary surplus fund is made at the discretion of our subsidiaries and VIE. However, according to the Foreign Investment Law and the Implementation Regulations, the foreign investment enterprises established before January 1, 2020 may elect to maintain their current corporate governance rules, including the dividend distribution policy, adopted under the PRC Wholly Foreign-Owned Enterprise Law, within five years after January 1, 2020.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our VIE only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and our VIE when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our VIE either through entrustment loans from our PRC subsidiaries to our VIE or direct loans to such VIE’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital.

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

5.D.                           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

5.F.                            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by
	Total	Less than 1 year	1 - 3 years	More than 3 years
	(in RMB thousands)
Operating lease commitments(1)	1,061,673	551,170	453,979	56,524
Capital commitments(2)	39,576	39,576	—	—
Debt obligation(3)	3,001,500	—	3,001,500	—
Total contractual obligations	4,102,749	590,746	3,455,479	56,524

(1)	We lease stores and offices for operation under operating lease. Payments under operating leases are expensed on a straight- line basis over the periods of their respective leases.

(2)	Capital commitments refer to capital expenditures on the renovation and decoration of our stores and construction in progress.

(3)

Debt obligation consists of the principal amount of the Notes issued in January 2020 due as of December 31, 2020. On July 15, 2020, the Notes become immediately due and payable following the appointment of JPLs, which constitutes an event of default. Under the current circumstances, the Notes are unlikely to be settled prior to December 31, 2021. Under the RSA (as defined below), the settlement of the Notes can be extended beyond December 31, 2021 by the Company and the JPLs as long as the holders of a majority of the Notes do not object. The Company has been in discussions with the holders of a majority of the Notes with a view to settling the Notes as soon as practicable. On March 16, 2021, we announced that we entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes. For details about the Notes, see “Note 15 Convertible Senior Notes” in the consolidated financial statements included in this annual report. For details about the RSA, see “Note 22 Subsequent Events—Restructuring Support Agreement (“RSA”).”

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

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

Directors and Executive Officers	Age	Position/Title
Dr. Jinyi Guo	40	Chairman and Chief Executive Officer
Wenbao Cao	51	Director and Senior Vice President
Gang Wu	49	Director and Senior Vice President
Yang Cha	57	Independent Director
Wai Yuen Chong	57	Independent Director
Feng Liu	55	Independent Director
Sean Shao	64	Independent Director
Reinout Hendrik Schakel	40	Chief Financial Officer and Chief Strategy Officer
Fei Yang	43	Chief Growth Officer
Shan Jiang	46	Senior Vice President
Weiming Zhou	49	Senior Vice President

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

Mr. Yang Cha has more than 20 years of work experience in law, investment and management. From 2013 to 2019, Mr. Cha acted as the President of Tsinghua Education Foundation, North America, a non-profit organization registered in, and regulated by, authorities in the United States, in the meanwhile acting as a venture partner for several venture capital firms with a focus on early- stage technology start-ups. Prior to that, Mr. Cha worked at leading law firms in the United States and China with a focus in corporate finance and governance matters.

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

Mr. Sean Shao has served as an independent director and the chairman of the audit committee of 21Vianet Group, Inc. (NASDAQ: VENT) since 2015 and UTStarcom Holdings Corp. (NASDAQ: UTSI) since 2012. Mr. Shao served several board and senior executive roles in various companies. Mr. Shao also worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao obtained a bachelor’s degree in art from East China Normal University in 1982 and a master’s degree in health care administration from the University of California at Los Angeles in 1988. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Mr. Fei Yang has served as our chief growth officer in charge of sales growth, user operation and marketing since June 2020. He is one of the co-founders of the Company and has been responsible for Luckin’s brand creation since the inception of our Company. Mr. Yang has more than 20 years’ experience in the areas of branding and digital marketing. He is also the author of The Flow-Pool Thinking, a popular book on sales and marketing in China. Mr. Yang obtained his master’s degree in journalism and communication from the Communication University of China.

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

Mr. Weiming Zhou has served as our senior vice president in charge of product since December 2019. Mr. Zhou has more than 20 years’ work experience in catering and food sectors. Before joining the Company, Mr. Zhou served as senior director of Meituan (3690.HK), where he was in charge of catering and proprietary products. Prior to joining Meituan, Mr. Zhou served as director of product development of Yum! Brands, where he was in charge of product development. Prior to that, Mr. Zhou served in various positions in Coca Cola and McCormick. Mr. Zhou obtained his bachelor’s degree in grain and oilseeds engineering from Jiangnan University (formerly known as Wuxi Institute of Light Industry).

6.B.                          Compensation

Compensation

In 2020, we paid an aggregate of RMB26.6 million (US$4.1 million) in cash to our executive officers, and paid an aggregate of RMB3.1 million (US$0.4 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers, except that our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

For share incentive grants to our directors, executive officers and employees, see “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events, including acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment. We may terminate an executive officer’s employment in circumstances prescribed under and in accordance with the applicable labor law by giving a prior written notice and paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice. Some of our executive officers are entitled to certain compensation or benefits in the event of a change of control.

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

Share Incentive Plan

2019 Share Option Plan

We adopted the 2019 Share Option Plan, in January 2019. The purpose of the 2019 Share Option Plan is to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. The maximum aggregate number of Class A ordinary shares that can be issued under the 2019 Share Option Plan is 79,015,500. As of the date of this annual report, 66,938,589 options (excluding any granted options that were subsequently cancelled) have been granted with 25,841,904 vested yet not exercised and 34,611,173 unvested options under the 2019 Share Option Plan.

The following is a summary of the principal terms of the 2019 Share Option Plan.

Eligible participants. Our employees, officers, directors, business associates or any other individual as determined by our Board, in its sole discretion, who has contributed or will contribute to our company, is eligible to participate in the 2019 Share Option Plan.

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

Exercise price. The exercise price in respect of options granted under the 2019 Share Option Plan is determined by our Board in its sole discretion and set forth in the grant letter subject to any adjustment as a result of any alteration in the capital structure of our company by way of capitalization of profits or reserves, rights issue, sub-division or consolidation of shares or reduction of share capital of our company from time to time, but excluding, for the avoidance of doubt, any alteration in the capital structure of our company as a result of an issue of shares or other securities as consideration in a transaction to which our company is a party.

Vesting schedule. Our Board has the sole discretion in determining the individual vesting schedules and other restrictions applicable to shares awarded and opinions granted under such plan.

Administration. The plan is administered by our Board.

Lapse of option. An option issued under the 2019 Share Option Plan shall lapse automatically under certain circumstances, including but not limited to, the expiration of option period, termination of employment for cause and the tenth anniversary of the adoption date of such plan.

Amendment. Any change to the authority of our Board in relation to any alteration to the terms of the 2019 Share Option Plan must be approved by the shareholders in general meeting. Subject to the above, our Board may amend any of the provisions of such plan at any time provided that such amendment shall not affect adversely any rights which have accrued to any grantee at that date.

Termination. The 2019 Share Option Plan will terminate on the tenth anniversary of its date of adoption, unless terminated earlier. We may, by ordinary resolution in general meeting, or our Board may, at any time terminate the operation of such plan and in such event no further options shall be granted. Options granted prior to such termination but not yet exercised at the time of termination shall continue to be valid and exercisable in accordance with the scheme.

Transfer restrictions. An option is personal to the grantee and shall not be assignable or transferable.

The shares reserved and to be issued under our 2019 Share Option Plan have been registered on the Form S-8 on June 13, 2019.

2021 Equity Incentive Plan

We adopted a share incentive plan in January 2021, which we refer to as the 2021 Equity Incentive Plan in this annual report, to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of the date of this annual report, 4,209,293 restricted share units (excluding any granted restricted share units that were subsequently cancelled), which entitles 33,674,344 Ordinary Shares (in the form of 4,209,293 ADSs), have been granted with no restricted share units vested under the 2021 Equity Incentive Plan.

The following is a summary of the principal terms of the 2021 Equity Incentive Plan.

Types of awards. The 2021 Equity Incentive Plan permits the awards of options, restricted shares, restricted share unit awards or other types of awards approved by the compensation committee of our Board, or any other committee appointed by the Board to administer the 2021 Equity Incentive Plan (the “Committee”) granted to a plan participant pursuant to the 2021 Equity Incentive Plan.

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

Eligible participants. Our employees, consultants and directors as determined by the compensation committee of our Board, or any other committee appointed by the Board to administer the 2021 Equity Incentive Plan, by record in writing in its sole discretion, are eligible to participate in the 2021 Equity Incentive Plan.

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

Administration. The 2021 Equity Incentive Plan shall be administered by the Committee to whom the Board shall delegate the authority to grant or amend awards to participants.

Amendment and termination. The Board in its sole discretion may terminate the 2021 Equity Incentive Plan at any time. The Board may amend the 2021 Equity Incentive Plan at any time in such respects as the board may deem advisable; provided, that to the extent necessary and desirable to comply with applicable laws, or stock exchange rules, the Company shall obtain shareholder approval of any amendment in such a manner and to such a degree as required.

Transfer restrictions. Except as provided in the 2021 Equity Incentive Plan, all awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge, and will be exercised only by the participant. Amounts payable or shares issuable pursuant to an award will be delivered only to (or for the account of), and, in the case of shares, registered in the name of, the participant.

The following table summarizes, as of the date of this annual report, the number of Class A ordinary shares under outstanding options and awards that we granted to our directors and executive officers.

	Class A Ordinary Shares Underlying Outstanding Share-Based	Exercise Price
Name	Awards Granted	(US$ per Share)	Date of Grant	Date of Expiration
Dr. Jinyi Guo	25,600,592	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Wenbao Cao	*	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Gang Wu	*	0 to 0.0002	from November 6, 2020 to February 1, 2021	from November 6, 2030 to February 1, 2031
Feng Liu	*	—	July 1, 2021	February 1, 2031
Wai Yuen Chong	*	—	July 1, 2021	February 1, 2031
Yang Cha	*	—	July 1, 2021	February 1, 2031
Sean Shao	*	—	July 1, 2021	February 1, 2031
Reinout Hendrik Schakel	*	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Fei Yang	*	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Shan Jiang	*	—	February 1, 2021	February 1, 2031
Weiming Zhou	*	0 to 0.0002	from November 6, 2020 to February 1, 2021	from November 6, 2030 to February 1, 2031

*      Less than 1% of our total outstanding ordinary shares on an as-converted basis.

As of the date of this annual report, other grantees as a group were granted (i) options (excluding any granted options that were subsequently cancelled) to purchase 10,071,353 Class A ordinary shares, and (ii) other share-based awards representing 22,564,856 Class A ordinary shares (in the form of 2,820,607 ADSs).

6.C.                          Board Practices

Board of Directors

Our Board consists of seven directors, including four independent directors, namely Mr. Feng Liu, Mr. Wai Yuen Chong, Mr. Yang Cha and Mr. Sean Shao. A director is not required to hold any shares in our company to qualify to serve as a director.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our Board may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

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

•                  approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non- auditing services permitted to be performed by our independent auditors at least annually;

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

•                  at least annually, reviewing and recommending to the Board for determination with respect to the compensation of our non- executive directors;

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

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company to act honestly and in good faith with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. The functions and powers of our Board include, among others, (i) convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

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

We had 9,240 full-time employees and 12,667 part-time employees as of December 31, 2018, 12,007 full-time employees and 18,114 part-time employees as of December 31, 2019 and 8,590 full-time employees and 12,718 part-time employees as of December 31, 2020, all of whom were based in China. As of December 31, 2020, our full-time employees consisted of 7,143 store operation employees, 300 store development employees, 521 technology development employees, 521 general and administration employees and 105 sales and marketing employees.

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

We enter into standard employment contracts with our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing team. As required by PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, medical insurance, maternity insurance, work-related injury insurance, unemployment insurance and housing provident funds. We pay salaries to our part-time employees based on the time they work. For risks in relation to our contribution for employee social security plans, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.”

We engage independent third-party service providers to recruit some outsourced staff. As of December 31, 2020, a majority of our part-time storefront staff were such outsourced staff.

We maintain a good working relationship with our employees, and as of the date of this annual report, we had not experienced any material labor disputes.

6.E.                          Share Ownership

The following table sets forth information concerning the beneficial ownership of our Ordinary Shares as of July 31, 2021 by:

•                  each of our directors and executive officers; and

•                  each person known to us to beneficially own more than 5% of our Ordinary Shares.

The calculations in the table below are based on 1,880,396,244 Class A ordinary shares and 144,778,552 Class B ordinary shares outstanding as of July 31, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned as of July 31, 2021
		Class A		Class B
		Percentage of total Class A		Percentage of total Class B	Percentage of aggregate
	Number	ordinary shares**	Number	ordinary shares**	voting power***
Directors and Executive Officers:
Dr. Jinyi Guo	*	*	—	—	*
Wenbao Cao	*	*	—	—	*
Gang Wu	*	*	—	—	*
Feng Liu	—	—	—	—	—
Wai Yuen Chong	—	—	—	—	—
Yang Cha	—	—	—	—	—
Sean Shao	—	—	—	—	—
Reinout Hendrik Schakel	*	*	—	—	*
Fei Yang	*	*	—	—	*
Shan Jiang	—	—	—	—	—
Weiming Zhou	*	*	—	—	*
All directors and executive officers as a group	25,841,904	1.37%	—	—	*
Principal Shareholders:
Haode/Primus/Summer Fame (with KPMG being liquidator) (1)	383,425,748	20.39%	—	—	11.52%
Centurium Capital(2)	—	—	144,778,500	100.00%	43.50%
Joy Capital(3)	107,235,500	5.70%	—	—	3.22%

Notes:

*                                         Less than 1% of each class of our outstanding shares.

**                                  For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,880,396,244, being the number of Class A ordinary shares, or 144,778,552, being the number of Class B ordinary shares, as appropriate, as of July 31, 2021 and (ii) the number of Ordinary Shares underlying share options held by such person or group that are exercisable within 60 days of July 31, 2021.

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

Additionally, since the Cayman Court appointed the JPLs in July 2020, we have been operating our business under the day-to-day control of our Board under the supervision of the JPLs during the provisional liquidation period. The JPLs and our Board entered into a protocol with respect to the ongoing management of the Company on October 16, 2020, under which we need to seek the JPLs’ approval for key management issues, such as our cash allocation. See “Item 4. Information on the company—4.A. History and Development of the Company.”

Centurium Capital is currently our largest shareholder but it does not have a controlling interest in the Company. However, Centurium Capital may continue to purchase shares of the Company, through the open market or otherwise, that may lead it to have a controlling interest in the Company.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.                           Major Shareholders

See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.                           Related Party Transactions

Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIE and its Nominee Shareholders.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Credit Facilities

To secure our obligation under a lease agreement we entered into with Everbright Financial Leasing Co., Ltd., Mr. Charles Zhengyao Lu, who was our chairman of the Board at the time of the transaction, pledged 35.3 million shares of UCAR Inc., an entity controlled by Mr. Charles Zhengyao Lu and persons acting in concert with him, to Everbright Financial Leasing Co., Ltd. This agreement expired in October 2019 and the share pledge of Mr. Charles Zhengyao Lu was released accordingly. To secure our obligation under a borrowing agreement we entered into with Bank of Hangzhou Co., LTD, Ms. Jenny Zhiya Qian, who was our chief executive officer at the time of the transaction, provided personal guarantee. To secure our obligation under a facility agreement we entered into with TTCO, Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees. To secure our obligation under a facility agreement we entered into with SPD Bank Co., Ltd., or SPD, Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees, and Beijing WFOE and Luckin Investment (Tianjin) Co., Ltd also provided corporate guarantees. To secure our obligation under a lease agreement we entered into with Zhongguancun Science-Tech Leasing Company Limited, Ms. Jenny Zhiya Qian provided personal guarantee.

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

Other Related Party Transactions

Transactions with Haode Group, UCAR, Borgward and QWOM

In 2018, we provided a loan of RMB147.6 million to Haode Group Inc., a then-affiliate of Mr. Charles Zhengyao Lu, who was our chairman of the Board at the time of the transactions. The loan is interest-free with a term of six months and permits prepayment. We settled all the outstanding balance of the related-party loan due from Haode Group Inc. in February 2019.

In the first quarter of 2019, we had funds of RMB306.3 million transferred to Haode Group Inc., among which RMB139.2 million was transferred to an individual who received the cash on behalf of Haode Group Inc. Within the same quarter, we had funds of RMB306.3 million transferred back from Haode Investment Inc., who made the repayment on behalf of Haode Group Inc.

We rent certain office space and obtained car hailing service from UCAR Inc., an entity controlled by Mr. Charles Zhengyao Lu and persons acting in concert with him. In 2018, 2019 and 2020, the amount for the rent and the services was RMB3.2 million, RMB5.5 million and RMB6.3 million (US$1.0 million), respectively, and as of December 31, 2019 and 2020, the amount due to UCAR. Inc. was RMB2.1 million and nil, respectively.

We received RMB45 million (US$6.9 million) from Borgward, an affiliate of Mr. Charles Zhengyao Lu, in connection with the Fabricated Transactions and the balance as of December 31, 2019 was subsequently fully repaid in March 2020.

We received advertising service from Beijing QWOM Digital Technology Co., Ltd., or QWOM, an affiliate of UCAR Inc., which is an affiliate of Mr. Charles Zhengyao Lu. In 2018, 2019 and 2020, the amount for advertising service fee for QWOM was RMB42.9 million, RMB60.4 million and RMB28.9 million (US$4.4 million), respectively, and as of December 31, 2019 and 2020, the amount due to QWOM was RMB17.1 million and nil, respectively.

We entered into an agreement with UCAR Inc. on July 1, 2020 to pay RMB36,599 (US$5,609) to UCAR Inc. for the costs UCAR Inc. incurred as a result of the leasehold improvements of certain office space that UCAR Inc. sublet to us. We have not yet made the payment as of the date of this annual report.

Certain Trust Investments

In March 2020, two trust investments, namely investments into Xiamen Trust-Huijin No. 2007 Trust Project (“Xiamen Trust”) and Yunnan Trust-You Xiang No. 1 Trust Project (“Yunnan Trust”), in the amount of RMB590.0 million (US$90.4 million) and RMB550.0 million (US$84.3 million), respectively, were made by Luckin China under the direction of former management. The two trust investments were identified after changes to our management team and reporting lines following the suspension of Ms. Jenny Zhiya Qian, who was our CEO at the time of the creation of the trusts.

The trust instruments for Xiamen Trust provide that all of the trust fund shall be used to purchase receivables from Xiamen Yishi Finance Lease Co., Ltd. (“Yishi”) relating to property (auto assembly line and facilities) leased to Borgward Automobile (China) Co., Ltd  (“Borgward”). Borgward is controlled by UCAR Inc., an entity controlled by Mr. Charles Zhengyao Lu and persons acting in concert with him. In accordance with the receivables purchase agreement between the trustee of the Xiamen Trust (on behalf of Xiamen Trust) and Yishi, Borgward is obligated to pay Xiamen Trust lease interest on a monthly basis. The annual rate of return for the Xiamen Trust was 6.1% (with trust management fee and other expenses deducted from the contractual annual rate of return of 7.2%).

The trust instruments for Yunnan Trust provide that all of the trust fund shall be used to purchase an equity interests in Yousheng Chengyi (Tianjin) Information Technology Co., Ltd. (“Yousheng Information”). Under the equity investment and buyback agreement between Yunnan Trustee (on behalf of the Yunnan Trust) and Yousheng (Tianjin) Technology Development Co., Ltd. (“Yousheng Development”), Yunnan Trust acquired 46.15% equity interest in Yousheng Information. Additionally, Yousheng Development is required to buy back the equity interest of Yousheng Information held by Yunnan Trust at the end of the trust term of 24 months. Yousheng Information has also pledged to Yunnan Trustee 40.36 million shares of UCAR Inc. as guarantee. The equity investment and buyback agreement provides that Yousheng Development is obligated to pay Yunnan Trust the premium of the principal on a quarterly basis. The annual rate of return for Yunnan Trust was 6.5% (with trust management fee and other expenses deducted from the contractual annual rate of return of 7.1%).

The trust instruments show that the funds of Xiamen Trust and Yunnan Trust were designated to be used to purchase receivables relating to property leased to Borgward and to invest in equity interests of Yousheng Information, respectively. At the time of the creation of Xiamen Trust, Borgward was an affiliate of Mr. Charles Zhengyao Lu. Additionally, based on public records, the supervisor of Yousheng Information and the legal representative of Yousheng Development is same person and was an employee of UCAR Inc., an affiliate of Mr. Charles Zhengyao Lu at the time of the creation of Yunnan Trust. Even without a direct contractual relationship between Xiamen Trust and Borgward and between Yunnan Trust and UCAR Inc. such that the transactions would be considered related party transactions under Item 7.B of Form 20-F, management considers the two trust investments made by former management as related party transactions in substance. Full impairment of RMB1,140.0 million (US$174.7 million) has been provided for the two trusts after considering all available information having used best efforts to take legal actions. For more details about the trust investments, see “Note 4 Short-term Investment, net” and “Note 12 Related Party Transactions” to our consolidated financial statements included in this annual report.

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

Governmental and Regulatory Inquiries

SEC Investigation and Settlement

We self-disclosed to the SEC the Fabricated Transactions referenced in our press release on April 2, 2020. Following our disclosure, the SEC initiated an investigation into the Fabricated Transactions. We cooperated with the SEC’s investigation.

On December 16, 2020, the SEC announced its settlement with us regarding the Fabricated Transactions. Under the terms of the settlement, we, without admitting or denying the allegations of the SEC, consented to the entry of an order (i) requiring us to pay a civil money penalty in the amount of US$180.0 million to the SEC, which shall be offset by any cash payments made by us to our security holders within 18 months subject to extensions granted by the SEC up to 24 additional months (for a total of 42 months) pursuant to any schemes of arrangement approved by the Cayman Court in the provisional liquidation proceedings and restructuring, provided the final distribution plan is not reasonably objectionable to the SEC staff, and (ii) permanently enjoining us from violations of certain federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934.

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

On February 4, 2021, the settlement received the necessary approval from the United Stated District Court for the Southern District of New York.

U.S. Department of Justice Investigation (the “DOJ”)

We were contacted by the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) following our press release on April 2, 2020 relating to the Fabricated Transactions.  The SDNY indicated that it had commenced an investigation into the Fabricated Transactions. We have been in regular contact with the SDNY regarding its investigation including apprising the SDNY of the relevant Chinese laws that restrict us from providing evidence and information without prior approval from the Chinese Ministry of Justice. We are committed to cooperating with the DOJ to the extent permissible under the applicable laws of the PRC. We cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on us arising out of this investigation.

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

Legal Actions

U.S. Class Action

On February 13, 2020, April 2, 2020, April 8, 2020, and April 10, 2020, putative securities class action complaints were filed in the United States District Court for the Eastern and Southern Districts of New York against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. These lawsuits have been consolidated in the Southern District of New York, under the caption In re Luckin Coffee Inc. Securities Litigation, 1:20-cv- 01293 (S.D.N.Y.). On June 12, 2020, the court appointed co-lead plaintiffs pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated class action complaint was filed on September 24, 2020 that alleges, among other things, that the company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the company’s financial statements. The consolidated class action complaint variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act for a putative class of ADS holders in the period between May 17, 2019 and April 1, 2020. The Company filed a motion to dismiss a portion of the claims on November 24, 2020. On March 5, 2021, the court entered an Order provisionally certifying the class for settlement purposes. On March 30, 2021, the U.S. Bankruptcy Court issued an order recognizing the proceeding in the Cayman Court with proceeding number FSD 157 of 2020 (the “Cayman Proceeding”) as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the U.S. against Luckin or its assets in the territorial jurisdiction of the U.S., to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 22 Subsequent Events—Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report. On July 6, 2021, the court entered an order regarding dissemination of class notice. Notice was disseminated to the class and the deadline to opt out of the class action was September 17, 2021.

On September 20, 2021, we entered into a binding term sheet (the “Term Sheet”) with the lead plaintiffs in the provisionally certified class action In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC  (SDNY) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive. Pursuant to the Term Sheet, the settlement is subject to entering into definitive documentation and obtaining approvals from the U.S. Court overseeing the class action and the Cayman Court, which has oversight of the provisional liquidation of the Company. The Term Sheet provides that the U.S. class action settlement amount will be calculated based on a Global Settlement Amount of $187.5 million, which will be reduced on a pro-rata basis based on the valid opt-out notices received pursuant to the U.S. Court’s prior order approving dissemination of a notice of pendency. The final report of valid opt out notices received will be provided to the U.S. Court on or before October 8, 2021.

On May 26, 2020, June 18, 2020, and June 23, 2020, putative securities class actions complaints were filed in the Supreme Court of the State of New York, County of New York, against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. The lawsuits variously alleged that the company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the company’s financial statements, in violation of Sections 11, 12 and 15 of the Securities Act. On October 16, 2020, the court appointed co-lead plaintiffs and consolidated the lawsuits under the caption In re Luckin Coffee Inc. Securities Litigation, 651939/2020 (N.Y. Sup. Ct.). A consolidated amended complaint was filed on December 23, 2020, adding claims against investment vehicles owned by former officers and directors of the Company and the Company’s agent for service of process, Cogency Global Inc. The amended complaint also asserted claims under the Securities Act on behalf of a class of purchasers of convertible senior notes issued by Luckin in January 2020. On March 30, 2021, the U.S. Bankruptcy Court issued an order recognizing the Company’s Cayman Proceeding as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the U.S. against Luckin or its assets in the territorial jurisdiction of the U.S., to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 22 Subsequent Events—Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

U.S. “Opt Out” Claims

The Company has also been named as a defendant in the following opt-out lawsuits alleging violations of U.S. securities laws: Kingstown Capital Management. v. Luckin Coffee, 1:20-cv-07029 (S.D.N.Y.), which seeks to recover over $22 million in alleged losses; Lai Ye v. Luckin Coffee et al., 1:21-cv-2020 (S.D.N.Y.), who seeks to recover $4 million in alleged losses; Nuveen Winslow Large-Cap Growth ESG Fund et al. v. Luckin Coffee et al., 655177/2020 (N.Y. Sup. Ct.), which seeks to recover over $100 million in alleged losses; and Bequai v. Luckin Coffee, GV20019430-00 (Va. D. Ct., Fairfax Cty.), which seeks to recover $25,000 in losses. On March 30, 2021, the U.S. Bankruptcy Court issued an order recognizing the Company’s Cayman proceeding as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the U.S. against Luckin or its assets in the territorial jurisdiction of the U.S., to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 22 Subsequent Events—Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

Certain individuals and institutions claiming to have made investments related to the Company’s ADS have made informal demands for the company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020, but have not commenced legal proceedings. In the aggregate, the investors that have made informal demands have asserted losses in excess of $325 million.

U.S. Derivative Action

        The Company is a nominal defendant in a consolidated putative derivative action filed in the Supreme Court of the State of New York captioned In re Luckin Coffee Inc. Derivative Litigation, 652800/2020 (N.Y. Sup. Ct.). This action is stayed pending the Court’s order resolving defendants’ motion to dismiss the complaint in the federal securities class action. On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing the Company’s Cayman proceeding as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the U.S. against Luckin or its assets in the territorial jurisdiction of the U.S., to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 22 Subsequent Events—Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

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

Cayman Bondholder Action

In May 2020, a group of bondholders of the Notes commenced proceedings in the Cayman Court seeking to recover approximately US$155 million of losses from the Company. The lawsuit has been automatically stayed since July 15, 2020 by operation of section 97 of the Companies Act in light of the appointment of the JPLs. By summons dated May 1, 2020, the bondholders applied ex parte for a worldwide freezing order (the “WFO”) against the Company. On May 8, 2020, the Cayman Court granted a WFO. On July 1, 2020 to July 3, 2020 the return date hearing of the WFO took place and the Cayman Court heard the Company’s application to set aside the WFO. By ruling circulated in draft on July 16, 2020 and delivered on August 3, 2020, the Cayman Court determined that the WFO should be discharged. By order dated July 22, 2020, the Cayman Court discharged the WFO. On August 12, 2020 the Cayman Court ordered that the bondholders’ time for appealing the order to discharge the WFO is extended until the expiry of 14 days after the discharge of the appointment of the JPLs. Whilst the bondholders had previously indicated that they intended to appeal the order dated July 22, 2020, the Company believes such appeal is now unlikely as it could constitute a breach of undertakings under the RSA between the Company and the bondholders. The lawsuit will also be discontinued in the event the scheme of arrangement contemplated by the RSA (see below) becomes effective.

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

Appointment of “Light-Touch” JPLs in the Cayman Islands

On July 10, 2020, a creditor of the Company filed a winding up petition against the Company in the Cayman Court. On July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs to develop and propose a restructuring of the Company’s indebtedness in a manner designed to allow the Company to continue as a going concern. The Board’s powers to conduct the ordinary, day to day business of the Company are preserved but subject to the supervision and oversight of the JPLs. The appointment of the JPLs was made pursuant to our application in response to aforesaid winding up petition filed by a creditor of the Company. On October 12, 2020, pursuant to a letter of request issued by the Cayman Court dated September 7, 2020, the High Court of the Hong Kong Special Administrative Region made an order recognizing the appointment of the JPLs in Hong Kong.

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

Our Board has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or credit standing in the share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. If we pay any dividends on our Ordinary Shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

8.B.                                         Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of the annual financial statements included herein.

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

We incorporate by reference into this annual report our fifth amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019. Our Board adopted our fifth amended and restated memorandum and articles of association by a special resolution on April 16, 2019, which became effective immediately prior to completion of our IPO of ADSs representing our Class A ordinary shares.

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

According to Clause 3 of our fifth amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General. Our authorized share capital is US$50,000 divided into 25,000,000,000 Ordinary Shares, with a par value of US$0.000002 each, comprising (i) 20,000,000,000 Class A ordinary shares with a par value of US$0.000002 each, and (ii) 5,000,000,000 Class B ordinary shares with a par value of US$0.000002 each. Holders of Ordinary Shares have the same rights except for voting and conversion rights. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non- residents of the Cayman Islands may freely hold and transfer their Ordinary Shares.

        Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board subject to our fifth amended and restated memorandum and articles of association and the Companies Act. Our fifth amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our Board determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

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

A quorum required for a meeting of shareholders consists of a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our fifth memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our Board. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than ten percent (10%) of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our fifth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

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

Transfer of Ordinary Shares. Subject to the restrictions in our fifth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board.

Our Board may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our Board may also decline to register any transfer of any Ordinary Share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of shares;

•                  the instrument of transfer is properly stamped, if required; and

•                  in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four.

If the Board refuses to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than thirty (30) days in any year.

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

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board, or are otherwise authorized by our fifth memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Issuance of Additional Shares. Our fifth amended and restated memorandum of association authorizes our Board to issue additional Ordinary Shares from time to time as our Board shall determine, to the extent of available authorized but unissued shares in the authorized share capital of our company.

Our fifth amended and restated memorandum of association also authorizes our Board to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our Board may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

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

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that the Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other offshore companies are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders (including the ADS holders) if such dividends are deemed to be sourced within the PRC. In addition, non-PRC resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Ordinary Shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if the Company is deemed a PRC resident enterprise, dividends paid to its non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us) if such dividends or gains are deemed to be sourced within the PRC. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of the Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—If our offshore companies classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

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

•                    persons that received their ADSs or Class A ordinary shares in consideration for services or otherwise as compensation;

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

The determination of our PFIC status is subject to certain uncertainties and is made by applying principles and methodologies that are in some circumstances unclear. Because we hold a substantial amount of cash, our PFIC status for any taxable year will likely depend on the value of our goodwill. The value of our goodwill may be determined by averaging (on a quarterly basis) the excess of the sum of our market capitalization and liabilities over the value of our other assets. If the value of our goodwill for 2019 and 2020 is determined in such manner, based on the actual trading prices of our ADSs we will not have been a PFIC for our taxable years of 2019 and 2020. However, because our market capitalization declined significantly since the second quarter of 2020, there can be no assurance that the Internal Revenue Service (the “IRS”) will not assert that the true value of our goodwill for 2019 and the first quarter of 2020 is in fact lower. If the assertion of that position is successful, we would likely be treated as a PFIC for our taxable years of 2019 and 2020, but our PFIC status will depend on the value of our goodwill for those years. In addition, because we continue to hold substantial amounts of cash and financial investments, we may be a PFIC for our 2021 taxable year. Our PFIC status for our 2021 taxable year can be determined only after the end of the year as it will depend on the composition of our income and assets and the value of our assets (including the value of our goodwill, which as described above may be determined, in large part, by reference to our market capitalization, which may be volatile). Moreover, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. For these reasons, our PFIC status for any taxable year is uncertain.

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

If we are a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower- tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders will not receive the proceeds of those distributions or dispositions.

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

In general, dividends paid by certain “qualified foreign corporations” to non-corporate persons may be taxed at a preferential rate, subject to applicable limitations. However, if a non-U.S. corporation is not entitled to the benefits of a comprehensive income tax treaty with the United States, dividends paid by such corporation will qualify for the preferential rate only with respect to stock that are “readily tradable on an established securities market in the United States.” The Internal Revenue Service (the “IRS”) issued a notice in 2003, according to which common stock or American depositary shares in respect of such stock are considered readily tradable on a U.S. established securities market if they are listed on certain national U.S. securities exchanges specified in the notice, such as the Nasdaq. The IRS notice indicates that the IRS continues to consider whether, and under what conditions, the preferential rate may apply also to securities readily tradable on other securities trading platforms, such as trading over the counter. However, as of the date of this annual report no additional trading markets have been identified by the Treasury or the IRS as qualifying markets for these purposes. Therefore, because our ADSs were delisted from the Nasdaq, non-corporate U.S. Holders of our ADSs should expect that while the ADSs continue to be delisted from the Nasdaq or any other qualified national U.S. exchange, dividends will likely be reported to them by withholding agents as not qualifying for the preferential rates.

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

As described in “Taxation—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC- source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. Proposed Treasury regulations, if finalized in their current form, may impose additional limitations on the creditability of PRC taxes on disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC- 0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

Renminbi is not a freely convertible currency. SAFE, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of Renminbi is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in Renminbi amounted to RMB512.7 million, RMB3,334.0 million and RMB3,883.9 million as of December 31, 2018, 2019 and 2020, respectively.

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

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure in 2018, 2019 and 2020.

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

PART II

ITEM 13.                                                          ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

In January 2020, we issued US$460 million Notes. On July 15, 2020, in response to a winding up petition filed by a creditor, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs. Following this appointment, which constitutes an event of default under the indenture with respect to the Notes, 100% of the principal of, and accrued and unpaid interest on, the Notes automatically became immediately due and payable.

Since the appointment of the JPLs on July 15, 2020, we have been negotiating the Restructuring under the supervision of the JPLs. On March 16, 2021, we announced that we entered into a RSA with holders of a majority of the Notes. Pursuant to the Restructuring contemplated in the RSA, the Company expects to restructure the Notes in a manner designed to allow the Company to comprehensively address its capital structure and better position it for long-term success. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91-96% of par value. There are substantial uncertainties as to whether we will be able to successfully implement the Restructuring. See “Note 22 Subsequent events—Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

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

For the period from May 16, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC to July 31, 2021, the total expenses incurred for our company’s account in connection with our IPO was approximately US$44.5 million, which included US$37.9 million in underwriting discounts and commissions for the IPO and approximately US$6.6 million in other costs and expenses for our IPO. We received net proceeds of approximately US$607.2 million from our IPO and US$50.0 million from the concurrent private placements to Louis Dreyfus Company B.V. in May 2019 and exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from May 16, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to July 31, 2021, we have used all of the net proceeds received from our public offering in January 2020. All of the net proceeds were used for general corporate purposes.

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

For the period from January 9, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC to July 31, 2021, the total expenses incurred for our company’s account in connection with our public offering in January 2020 was approximately US$16.4 million, which included US$15.2 million in underwriting discounts and commissions for the public offering and approximately US$1.2 million in other costs and expenses for our public offering. We received net proceeds of approximately US$419.5 million from our public offering in January 2020 and exercise of over-allotment option. We did not receive any of the proceeds from the sale of ADSs by the selling shareholder. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from January 9, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to July 31, 2021, we have used all of the net proceeds received from our public offering in January 2020. All of the net proceeds were used for general corporate purposes.

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

Based upon this evaluation, our management has concluded that, as of December 31, 2020, our existing disclosure controls and procedures were ineffective because of the material weakness described below under “—Management’s Annual Report on Internal Control Over Financial Reporting.” We have undertaken the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “—Management’s Plan for Remediation of Material Weakness.”

Management’s Annual Report on Internal Control Over Financial Reporting

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020 due to the following deficiency that we believe to be a material weakness:

•                  Lack of sufficient entity level control policies and procedures, including failure to demonstrate commitment to integrity and ethical values and lack of appropriate segregation of functions and duties and approval, including making investment decisions and usage of funds.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. See “Item 3. Key Information—3.D. Risk Factors— Risks Related to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.”

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2020 due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Plan for Remediation of Material Weakness

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to remediate the material weakness in internal control over financial reporting, and the ineffectiveness of our disclosure controls and procedures described above. We are committed to continuing to establish a comprehensive and effective internal control system. In particular, we plan to continue to assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner.

Since the discovery of the fraudulent transactions in 2020, we have devoted significant resources in conducting the Internal Investigation, restating the quarterly financial information impacted by the misconduct, and facilitating the work of our auditors with the goal of filing the 2019 and 2020 annual reports as soon as possible. To provide additional resources and support to the finance department, we have spent over RMB6.9 million (US$1.1 million) on hiring an independent pre-audit advisor to assist us in our management restatement, preparation of consolidated financial statements and accounting technical memorandums. We also engaged an independent internal control advisor to identify control weaknesses and provide guidance on enhancement measures.

Based on recommendations from the independent professional advisors, we have taken steps promptly to enhance the corporate governance structure and the accounting, banking, and financial disclosure controls. We have committed significant resources toward the design and implementation of an effective corporate compliance program. Over RMB2.5 million (US$0.4 million) in financial resources is currently being dedicated on a monthly basis to the newly created functions and positions, and over RMB16.0 million (US$2.5 million) has been invested into enhancing our IT equipment and infrastructure since the identification of the Fabricated Transactions. Specifically, we have taken, or are in the process of taking, the following remediation actions with respect to the material weakness identified:

•               We have strengthened the controls on payment, including the following: (i) ensuring all payments go through the centralized Office Automation System (“OA System”) (except social insurance, tax and payments automatically deducted by authorities) and have all required supporting documents showing valid business reason; (ii) requiring final approvals by the CEO and CFO for all payments over a certain materiality threshold; (iii) implementing a blacklist system to prevent contracts from being entered into or payments being made to the Restricted Entities; (iv) delineating and segregating duties with respect to the online banking payment control process; (v) enhancing procedure to reconcile OA System data and bank transfer records; (vi) strengthening of the treasury controls, including with respect to financial investments, guarantee letters, onshore/offshore controls, and account optimization; and (vii) JPLs oversights with increased scrutiny on cash management, including any payments offshore and any material payments onshore that are outside the ordinary course of business.

•               We have strengthened the internal controls on the contract cycle, including (i) establishment of a procurement review board; (ii) implementation of a contract approval matrix on the OA System requiring any contracts with an amount over a certain materiality threshold or any framework contracts to be approved by finance and legal leaderships as well as the CEO, and, for offshore contracts, approval of the JPLs; (iii) requiring counterparty background check before onboarding any raw material suppliers to identify any Restricted Entities or related parties; and (iv) improving and strengthening the company chop management process.

•               To promote a compliance culture with an emphasis on integrity and ethical values, we have developed a whistle-blowing program, devised an anti-fraud program and published and implemented policies and procedures relating to related party transactions, insider trading, anti-corruption compliance and information security. New procedures have also been adopted to enhance internal controls, including the launch of periodic risk assessments, formalization of processes for contract review and implementation of an annual vendor evaluation review.

•               We have established a more comprehensive budgeting process and are in the process of establishing a standalone financial performance and analysis (“FP&A”) function that monitors selected KPI/KRIs. It has implemented weekly reporting templates and formulated a detailed bottoms-up business plan with input from all departments.

•               We have strengthened controls over investment activities by (i) establishing formal policy and procedures that require all significant non-routine transactions to be appropriately approved after comprehensive risk assessment, to mitigate the risks of unexpected loss on investments; and (ii) strengthening the controls over contract cycle, payment cycle and chop management process as stated above.

•               We are engaging with a professional internal control adviser to review, test and optimize our internal control environment and system.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

Changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting is set forth below. These changes were made to remedy our previously identified material weaknesses and to improve the overall effectiveness of our internal control system.

•                  We have significantly enhanced our internal control capabilities by installing appropriate staff in key functions and positions. Specifically, we have (i) established an internal audit function consisting of auditing and IT experts, all of whom have significant prior experience at Big-Four accounting firms and who report to the Audit Committee; (ii) recruited a special counsel with prior leadership experience at a multinational company to lead our legal team and work with finance, internal audit, external counsel and the Audit Committee to, amongst others, improve our policies and procedures; and (iii) created a compliance function with the support of a secondee attorney with U.S.-listed company experience.

•                  We have significantly enhanced our accounting and financial reporting capabilities by installing appropriate staff in key functions and positions, including accounting and financial reporting personnel who have relevant experience and suitable background in application of U.S. GAAP and SEC rules. Specifically, we have (i) recruited a VP of finance, who is a member of the American Institute of CPAs with extensive experience working at U.S.-listed companies; and (ii) continued to invest in employer training, especially in implementation of U.S. GAAP.

•                  In order to enhance control over access to and activities conducted on the IT systems and databases, improve our financial reporting integrity, and promote early detection of abnormalities of financial and non-financial operation data, we have strengthened our IT-related controls by: (i) establishing an information security protocol to record all changes in our proprietary financial reporting management system; (ii) establishing a regular log review process by an IT Security Operation team with respect to all major applications; (iii) creating a direct reporting line between the IT Security Operation team and the VP for IT to facilitate the escalation of concerns and issues identified; (iv) tightening control over IT access rights to prevent unauthorized access; (v) clearly delineating the duties of different IT teams and defining the escalation process for security incident reporting; (vi) requiring review by the Security Operation team and/or approval by the VP for IT for the creation of all new databases, all changes of significant configurations to our financial reporting software and batch updating bulk amounts of data at the database level; (vii) establishing a regular stock-taking process of all servers, databases and applications to monitor the security and normalcy of the systems; and (viii) developing an IT test plan for each of the application systems to examine their robustness.

We have continued our efforts to improve the overall effectiveness of our internal control system, and the changes in our internal control over financial reporting that occurred during January 1, 2021 to the date of this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting is set forth below.

•                  We set up an internal control team led by a director with U.S.-listed company experience to assist the Audit Committee and management with risk management and internal control processes.

•                  We recruited a director of financial reporting who is familiar with U.S. GAAP.

•                  We have set up a separate Accounting Information System team within our finance department to improve the effectiveness of internal control over financial reporting data and operating data.

•                  We have strengthened our IT-related controls by replacing the existing network defense and security auditing system and migrating to an upgraded and completely independent network environment.

ITEM 16.A.                                             Audit Committee Financial Expert

Our Board has determined that Mr. Sean Shao, an independent director and the member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules. Mr. Sean Shao satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

ITEM 16.B.                                             Code of Ethics

Our Board has adopted a code of business conduct and ethics, as amended in December 2020, that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our chief executive officer, chief financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our amended code of business conduct and ethics as Exhibit 11.1 of our annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on June 30, 2021 and posted a copy of our amended code of business conduct and ethics on our website at http://investor.luckincoffee.com/. We hereby undertake to provide to any person without charge, a copy of our latest code of business conduct and ethics within ten working days after we receive such person’s written request.

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

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
	(in thousands)
Services:
Audit fees(1)	5,147	45,012	15,790
Audit-Related Fees (2)	—	—	—
Tax Fees (3)	—	—	—
Other fees(4)	366	494	—
Total liabilities	5,513	45,506	15,790

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

ITEM 16.F.                                             Change in Registrant’s Certifying Accountant

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in “Item 16.F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on June 30, 2021.

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
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

2.3

Deposit Agreement, dated May 16, 2019, among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

2.4

Description of Securities registered under Section 12 of the Exchange Act, (incorporated herein by reference to Exhibit 2.4 to the annual report for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on June 30, 2021)

4.1

2019 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.2	2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-38896) filed with the Securities and Exchange Commission on January 25, 2021)
4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.5

Series A Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Primus Investments Fund, L.P., Mayer Investments Fund, L.P., STAR GROVE GLOBAL LIMITED, Lucky Cup Holdings Limited, Joy Capital II, L.P., Joy Luck Management Limited, Galaxy Shine Limited, Carob Investment Pte Ltd and other parties named therein dated June 22, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.6

Series B Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Joy Capital II, L.P., Honour Ample Limited, Joy Luck Management Limited, Fortunate Cup Holdings Limited, China International Capital Corporation (Hong Kong) Limited, Carob Investment Pte Ltd and other parties named therein dated November 2, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.7

Additional Series B Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Galaxy Shine Limited and other parties named therein dated January 9, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.8

Series B-1 Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Darsana Master Fund LP, Bel45 Private Opportunities Fund, L.P., Tango Capital Opportunities Fund, L.P., TSCL Private Markets Fund, L.P., NDSIB Private Opportunities Fund, L.P., BlackRock Private Opportunities Fund IV, L.P., BR POF IV Cayman Master Fund, L.P., High Rock Direct Fund, L.P., BlackRock MD Private Opportunities Fund, L.P., 1885 Private Opportunities Fund, L.P., NHRS Private Opportunities Fund, L.P., Sullivan Way Private Opportunities Fund, L.P., Coin Private Opportunities, L.P., POF III Scottish Master, L.P., BlackRock Inverwood Private Opportunities Fund, L.P., OV Private Opportunities, L.P., Red River Direct Investment Fund III, L.P., BR/ERB Co-Investment Fund II, L.P., BlackRock MSV Private Opportunities Fund, L.P., Private Equity Partners VII Master, L.P., Private Equity Partners VII US, L.P., BlackRock Private Opportunities Fund IV Master SCSp, Total Alternatives Fund—Private Equity LP, Total Alternatives Fund—Private Equity (B) LP and other parties named therein dated April 12, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.9

Third Amended and Restated Investors’ Rights Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Primus Investments Fund, L.P., Mayer Investments Fund, L.P., Star Grove Global Limited, Lucky Cup Holdings Limited, Joy Capital II, L.P., Joy Luck Management Limited, Galaxy Shine Limited, Carob Investment Pte Ltd, Honour Ample Limited, Fortunate Cup Holdings Limited, Blue Fortune Limited, Darsana Master Fund LP, Bel45 Private Opportunities Fund, L.P., Tango Capital Opportunities Fund, L.P., TSCL Private Markets Fund, L.P., NDSIB Private Opportunities Fund, L.P., BlackRock Private Opportunities Fund IV, L.P., BR POF IV Cayman Master Fund, L.P., High Rock Direct Fund, L.P., BlackRock MD Private Opportunities Fund, L.P., 1885 Private Opportunities Fund, L.P., NHRS Private Opportunities Fund, L.P., Sullivan Way Private Opportunities Fund, L.P., Coin Private Opportunities, L.P., POF III Scottish Master, L.P., BlackRock Inverwood Private Opportunities Fund, L.P., OV Private Opportunities, L.P., Red River Direct Investment Fund III, L.P., BR/ERB Co-Investment Fund II, L.P., BlackRock MSV Private Opportunities Fund, L.P., Private Equity Partners VII Master, L.P., Private Equity Partners VII US, L.P., BlackRock Private Opportunities Fund IV Master SCSp, Total Alternatives Fund—Private Equity LP, Total Alternatives Fund—Private Equity (B) LP, Taide Investment Management Ltd and other parties named therein dated April 17, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333- 230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.10

Subscription Agreement by and between the Registrant and Louis Dreyfus Company B.V. dated April 19, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.11

Master Exclusive Service Agreement between Beijing WFOE and Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.12

Business Cooperation Agreement among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.13

Proxy Agreement and Power of Attorney among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.14

Exclusive Option Agreement among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.15

Share Pledge Agreement between Beijing WFOE and the shareholders of Beijing Luckin Coffee Technology Ltd. dated September 20, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F- 1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.16

Confirmation and Guarantee Letter granted by Ms. Jenny Zhiya Qian dated September 20, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.17

Confirmation and Guarantee Letter granted by Mr. Min Chen dated September 20, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.18

Spousal Consent granted by the spouse of Mr. Min Chen dated September 20, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.19

Restructuring Support Agreement by and among the Registrant, the joint provisional liquidators appointed to the Company by the order of the Grand Court of the Cayman Islands dated July 15, 2020 in the provisional liquidation proceedings relating to the Registrant (Cause No. FSD 157 of 2020 (ASCJ)) and certain holders of the Registrant’s convertible senior notes due 2025, dated March 16, 2021 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K (File No. 001-38896) filed with the Securities and Exchange Commission on March 16, 2021)

4.20

Investment Agreement by and among the Registrant, Cannonball Limited and Joy Capital II, L.P. dated April 15, 2021 (incorporated herein by reference to Exhibit 4.20 to the annual report for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on June 30, 2021)

8.1

List of Significant Subsidiaries and VIE of the Registrant (incorporated herein by reference to Exhibit 8.1 to the annual report for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on June 30, 2021)

11.1

Amended Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on June 30, 2021)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of King & Wood Mallesons
15.2*	Consent of Harney Westwood & Riegels
15.3*	Consent of Centurion ZD CPA & Co., Independent Registered Public Accounting Firm
15.4*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: September 21, 2021

LUCKIN COFFEE INC.

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong

香港紅磡德豐街22號海濱廣場二期13樓1304室

Tel : (852) 2126 2388   Fax: (852) 2122 9078

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Luckin Coffee Inc.

Opinion on the Consolidation Financial Statements

We have audited the accompanying consolidated balance sheets of Luckin Coffee Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, consolidated statements of shareholders’ (deficits) / equity, and consolidated statements of cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA& Co.
Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2021.
Hong Kong, China
September 21, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Luckin Coffee Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss, shareholders' deficits and cash flows of Luckin Coffee Inc. (the “Company”) for the year ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
Shanghai, the People’s Republic of China
February 22, 2019

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		4,865,824	4,806,023	736,555
Restricted cash		101,496	110,000	16,858
Short-term investments, net	4	500,000	250,000	38,314
Accounts receivable	5	22,801	17,381	2,664
Receivables from online payment platforms		16,190	25,728	3,943
Inventories, net	6	385,544	275,568	42,233
Prepaid expenses and other current assets, net	7	1,660,439	935,497	143,371
Amount due from a related party	12	90	—	—
Total current assets		7,552,384	6,420,197	983,938

Non-current assets:
Property and equipment, net	8	1,938,409	2,070,458	317,312
Restricted cash		14,109	23,022	3,528
Other non-current assets, net	9	257,359	170,002	26,054
Deferred tax assets, net	18	—	638,720	97,888
Total non-current assets		2,209,877	2,902,202	444,782

Total assets		9,762,261	9,322,399	1,428,720

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Current portion of long-term borrowings	10	261,934	—	—
Capital lease obligation	8	11,537	—	—
Accounts payable		538,087	209,695	32,137
Notes payable		94,873	—	—
Accrued expenses and other current liabilities	11	3,193,849	703,117	107,757
Amounts due to related parties	12	64,175	—	—
Deferred revenues		144,924	88,174	13,513
Total current liabilities		4,309,379	1,000,986	153,407

Non-current liabilities:
Long-term borrowings	10	310,355	—	—
Other non-current liabilities		—	197,091	30,206
Convertible senior notes	15	—	3,001,500	460,000
Payable for SEC settlement	21	—	1,174,500	180,000
Payable for equity litigants settlement	21	—	1,223,438	187,500
Total non-current liabilities		310,355	5,596,529	857,706

Total liabilities		4,619,734	6,597,515	1,011,113

Commitments and contingencies	21

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$

Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value; 20,000,000,000 and 20,000,000,000 shares authorized as of December 31, 2019 and December 31, 2020, respectively, 664,687,728 and 1,880,396,244 issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	16	8	20	3
Class B ordinary shares (US$0.000002 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2019 and December 31, 2020, respectively; 1,277,687,072 and 144,778,552 issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	16	13	2	—
Additional paid-in capital		11,845,920	14,744,569	2,259,704
Statutory reserves		421	603	92
Accumulated deficits		(6,863,595)	(12,452,882)	(1,908,487)
Accumulated other comprehensive income		77,357	364,054	55,794
Total Company’s ordinary shareholders’ equity		5,060,124	2,656,366	407,106
Non-controlling interests		82,403	68,518	10,501
Total shareholders’ equity		5,142,527	2,724,884	417,607

Total liabilities and shareholders’ equity		9,762,261	9,322,399	1,428,720

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the year ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$
Net revenues:
Revenues from product sales		840,695	3,009,590	3,716,791	569,622
Revenues from partnership stores		—	15,344	316,627	48,525
Total net revenues		840,695	3,024,934	4,033,418	618,147
Cost of materials		(532,217)	(1,623,324)	(1,995,380)	(305,805)
Store rental and other operating costs		(576,244)	(1,597,125)	(1,726,619)	(264,616)
Depreciation and amortization expenses	8, 9	(106,690)	(411,883)	(483,421)	(74,088)
Sales and marketing expenses		(746,018)	(1,251,506)	(876,920)	(134,394)
General and administrative expenses		(379,738)	(1,072,339)	(981,645)	(150,444)
Store preopening and other expenses		(97,794)	(71,623)	(9,982)	(1,530)
Impairment loss of long-lived assets	8, 9	—	(209,249)	(71,467)	(10,953)
Losses and expenses related to Fabricated Transactions and Restructuring		—	—	(475,252)	(72,836)
Total operating expenses		(2,438,701)	(6,237,049)	(6,620,686)	(1,014,666)
Operating loss		(1,598,006)	(3,212,115)	(2,587,268)	(396,519)
Interest income		8,915	79,407	135,713	20,799
Interest and financing expenses		(16,121)	(31,629)	(116,471)	(17,850)
Foreign exchange gain/(loss), net		13,113	19,842	(70,937)	(10,872)
Other expenses, net		(7,777)	(6,303)	(58,635)	(8,986)
Change in the fair value of warrant liability	20	(19,276)	(8,322)	—	—
Provision for SEC settlement	21	—	—	(1,177,074)	(180,394)
Provision for equity litigants settlement	21	—	—	(1,226,119)	(187,911)
Impairment of trust investments		—	—	(1,140,000)	(174,713)
Net loss before income taxes		(1,619,152)	(3,159,120)	(6,240,791)	(956,446)
Income tax (expense)/benefits	18	—	(1,387)	637,801	97,747
Net loss		(1,619,152)	(3,160,507)	(5,602,990)	(858,699)
Add: Accretion to redemption value of convertible redeemable preferred shares		(1,571,182)	(552,036)	—	—
Add: Deemed distribution to a certain holder of Series B convertible redeemable preferred shares		—	(2,127)	—	—
Less: Net loss attributable to non-controlling interests		—	(2,074)	(13,885)	(2,128)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders		(3,190,334)	(3,712,596)	(5,589,105)	(856,571)

Loss per share:
Basic and diluted*	19	(4.32)	(2.31)	(2.76)	(0.42)

Weighted average shares outstanding used in calculating basic and diluted loss per share:
Basic and diluted*	19	739,037,500	1,609,200,055	2,021,919,061	2,021,919,061

Net loss		(1,619,152)	(3,160,507)	(5,602,990)	(858,699)
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation difference, net of tax of nil		(2,076)	79,433	286,697	43,938
Total comprehensive loss		(1,621,228)	(3,081,074)	(5,316,293)	(814,761)
Add: Accretion to redemption value of convertible redeemable preferred shares		(1,571,182)	(552,036)	—	—
Add: Deemed distribution to a certain holder of Series B convertible redeemable preferred shares		—	(2,127)	—	—
Less: total comprehensive loss attributable to non-controlling interests		—	(2,074)	(13,885)	(2,128)
Total comprehensive loss attributable to the Company’s ordinary shareholders and angel shareholders		(3,192,410)	(3,633,163)	(5,302,408)	(812,633)

* 1-to-500 share split concurrent with the completion of IPO in May 2019 was accounted for on a retrospective basis for the calculation of basic and diluted loss per share as if it was completed at the inception of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

														Total Company’s
											Accumulated			ordinary
		Ordinary Shares		Class A ordinary shares		Class B ordinary shares		Angel Shares		Additional paid-in	other comprehensive	Statutory	Accumulated	shareholders’ (deficits)/	Non- controlling	Total shareholders’
	Notes	Share	Amount	Share	Amount	Share	Amount	Shares	Amount	capital	(loss)/income	reserves	deficits	equity	interests	(deficits)/equity
Balance as of December 31, 2017		750,000	—	—	—	—	—	—	—	5,000	—	—	(56,371)	(51,371)	—	(51,371)
Net loss		—	—	—	—	—	—	—	—	—	—	—	(1,619,152)	(1,619,152)	—	(1,619,152)
Foreign currency translation difference		—	—	—	—	—	—	—	—	—	(2,076)	—	—	(2,076)	—	(2,076)
Accretion to redemption value of convertible redeemable preferred shares		—	—	—	—	—	—	—	—	—	—	—	(1,571,182)	(1,571,182)		(1,571,182)
Contribution by shareholders		—	—	—	—	—	—	—	—	60,000	—	—	—	60,000	—	60,000
Issuance of Angel Shares		—	—	—	—	—	—	1,428,750	1,256,188	—	—	—		1,256,188	—	1,256,188
Balance as of December 31, 2018		750,000	—	—	—	—		1,428,750	1,256,188	65,000	(2,076)	—	(3,246,705)	(1,927,593)	—	(1,927,593)
Net loss				—	—	—	—	—	—	—	—	—	(3,158,433)	(3,158,433)	(2,074)	(3,160,507)
Foreign currency translation difference		—	—	—	—	—	—	—	—	—	79,433	—	—	79,433	—	79,433
Accretion to redemption value of convertible redeemable preferred shares		—	—	—	—	—	—	—	—	(94,000)	—	—	(458,036)	(552,036)	—	(552,036)
Deemed distribution to a certain holder of Series B convertible redeemable preferred shares	14	—	—	—	—	—	—	—	—	(2,127)	—	—	—	(2,127)	—	(2,127)
Conversion from Angel Shares to Class B ordinary shares	16	—	—	—	—	1,428,750	9	(1,428,750)	(1,256,188)	1,256,179	—	—	—	—	—	—
Conversion from Ordinary Shares and Preferred Shares to Class A and Class B ordinary shares	16	(750,000)	—	15,211	—	1,747,022	7	—	—	5,960,080	—	—	—	5,960,087	—	5,960,087
1-to-500 share split	16	—	—	7,590,289	—	1,584,710,228	—	—	—	—	—	—	—	—	—	—
Conversion from Class B ordinary shares to Class A ordinary shares	16	—	—	310,198,928	3	(310,198,928)	(3)	—	—	—	—	—	—	—	—	—
Issuance of Class A ordinary shares	16	—	—	327,129,412	5	—	—	—	—	4,508,503	—	—	—	4,508,508	—	4,508,508
Issuance of Class A ordinary shares for 2019 share option plan	17	—	—	19,753,888	—	—	—	—	—	—	—	—	—	—	—	—
Share based compensation	17	—	—	—	—			—		152,285	—	—	—	152,285	—	152,285
Appropriation to statutory reserves		—	—	—	—	—	—	—	—	—	—	421	(421)	—	—	—
Contribution from non-controlling shareholder in a subsidiary		—	—	—	—	—	—	—	—	—	—	—	—	—	84,477	84,477
Balance as of December 31, 2019		—	—	664,687,728	8	1,277,687,072	13	—	—	11,845,920	77,357	421	(6,863,595)	5,060,124	82,403	5,142,527

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

														Total Company’s
											Accumulated			ordinary
		Ordinary Shares		Class A ordinary shares		Class B ordinary shares		Angel Shares		Additional paid-in	other comprehensive	Statutory	Accumulated	shareholders’ (deficits)/	Non- controlling	Total shareholders’
	Notes	Share	Amount	Share	Amount	Share	Amount	Shares	Amount	capital	(loss)/income	reserves	deficits	equity	interests	(deficits)/equity
Net loss				—	—	—	—	—	—	—	—	—	(5,589,105)	(5,589,105)	(13,885)	(5,602,990)
Foreign currency translation difference		—	—	—	—	—	—	—	—	(190)	286,697	—	—	286,507	—	286,507
Conversion from Class B ordinary shares to Class A ordinary shares	16	—	—	1,132,908,520	11	(1,132,908,520)	(11)	—	—	—	—	—	—	—	—	—
Surrender of Class A ordinary shares		—	—	(4)	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Class A ordinary shares	16	—	—	82,800,000	1	—	—	—	—	2,876,810	—	—	—	2,876,811	—	2,876,811
Appropriation to statutory reserves		—	—	—	—	—	—	—	—	—	—	182	(182)	—	—	—
Share based compensation	17	—	—	—	—	—	—	—	—	22,029	—	—	—	22,029	—	22,029
Balance as of December 31, 2020		—	—	1,880,396,244	20	144,778,552	2	—	—	14,744,569	364,054	603	(12,452,882)	2,656,366	68,518	2,724,884
Balance as of December 31, 2020 (US$)			—		3		—	—	—	2,259,704	55,794	92	(1,908,487)	407,106	10,501	417,607

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,619,152)	(3,160,507)	(5,602,990)	(858,699)
Adjustments to reconcile net loss to net cash provided by operating activities:
Foreign exchange loss/ (gain), net	25,101	(19,953)	70,937	10,872
Loss on disposal of property and equipment	—	5	5,648	866
Depreciation and amortization	106,690	411,883	483,421	74,088
Change in the fair value of warrant liability	19,276	8,322	—	—
Impairment of long-lived assets	—	209,249	71,467	10,953
Allowance for unrecoverable payments in relation to Fabricated Transactions	—	49,829	—	—
Allowance for prepayments	—	8,585	83,230	12,756
Loss on disposal of other non-current assets	—	—	34,709	5,319
Deferred income tax	—	—	(638,720)	(97,888)
Impairment of trust investments	—	—	1,140,000	174,713
Interest expenses of convertible senior notes	—	—	107,014	16,401
Interest and financing expenses	8,074	—	—	—
Share-based compensation expenses	—	152,285	22,029	3,376
Amortized income for the refund from shares depositary bank	—	3,854	—	—
Provision for SEC settlement	—	—	1,177,074	180,394
Provision for equity litigants settlement	—	—	1,226,119	187,911

Changes in operating assets and liabilities:
Accounts receivable	—	(22,801)	5,420	831
Inventories	(146,619)	(235,529)	109,976	16,855
Receivables from online payment platforms	(4,597)	(11,581)	(9,538)	(1,462)
Prepaid expenses and other current assets	(311,355)	(382,762)	(263,242)	(40,344)
Other non-current assets	(76,582)	(35,080)	20,710	3,174
Amount due from a related party	—	(90)	90	14
Accounts and notes payable	176,704	367,376	(331,848)	(50,858)
Accrued expenses and other liabilities	361,131	476,513	(12,414)	(1,903)
Amounts due to related parties	24,198	(5,023)	(19,174)	(2,939)
Deferred revenues	126,437	18,455	(56,750)	(8,697)

Net cash used in operating activities	(1,310,694)	(2,166,970)	(2,376,832)	(364,267)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,005,659)	(1,570,989)	(822,333)	(126,028)
Prepayment for land use right	—	(43,250)	—	—
Disposal of property and equipment	—	20,790	—	—
Purchase of two trust investments	—	—	(1,140,000)	(174,713)
Purchases of short-term investments	(3,666,960)	(1,030,000)	(455,404)	(69,793)
Proceeds received from maturity of short-term investments	3,536,960	660,000	705,404	108,108
Loan to a related party	(147,559)	—	—	—
Repayment from a related party	—	147,559	—	—
Cash paid to a related party and an individual on behalf of the related party	—	(306,319)	—	—
Cash repaid from a related party	—	306,319	—	—

Net cash used in investing activities	(1,283,218)	(1,815,890)	(1,712,333)	(262,426)

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Angel Shares	890,913	—	—	—
Proceeds from issuance of Series A convertible redeemable preferred shares, net of issuance costs	1,318,075	—	—	—
Proceeds from issuance of Series B convertible redeemable preferred shares, net of issuance costs	1,387,421	33,861	—	—
Proceeds from issuance of Series B-1 preferred shares, net of issuance cost	—	1,065,882	—	—
Proceeds from issuance of Class A ordinary shares, net of issuance cost	—	4,508,507	2,876,811	440,891
Proceeds from short-term borrowings	8,000	59,582	—	—
Proceeds from capital lease	172,868	44,434	—	—
Repayments for short-term borrowings	—	(67,582)	—	—
Capital lease payments	(68,325)	(143,060)	(7,656)	(1,173)
(Payment)/return of deposit for capital lease	(17,550)	13,050	642	98
Proceeds from long-term borrowing	300,000	349,650	69,900	10,713
Proceeds from the issuance of convertible senior notes	—	—	3,098,069	474,800
Repayments for long-term borrowing	—	(77,117)	(642,433)	(98,457)
Deposit for long-term borrowing	(3,000)	—	—	—
Repayments of loans from related parties	(60,000)	—	—	—
Contribution from Ordinary shareholders	60,000	—	—	—
Contribution from non-controlling shareholder in a subsidiary	—	84,477	—	—
Refund from shares depositary bank	—	52,628	—	—
Cash received in relation to Fabricated Transactions	—	2,309,107	942,844	144,497
Cash paid in relation to Fabricated Transactions	—	(992,673)	(2,309,107)	(353,886)

Net cash generated from financing activities	3,988,402	7,240,746	4,029,070	617,483

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	17,397	92,560	17,711	2,714
Net increase/(decrease) in cash and cash equivalents and restricted cash	1,411,887	3,350,446	(42,384)	(6,496)
Cash and cash equivalents and restricted cash at beginning of years	219,096	1,630,983	4,981,429	763,437

Cash and cash equivalents and restricted cash at end of years	1,630,983	4,981,429	4,939,045	756,941

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

Supplemental disclosures of cash flow information:
Interests received	8,459	77,045	132,439	20,297
Interests paid, net of capitalization	(8,047)	(33,040)	(15,171)	(2,325)
Income taxes paid	—	—	—	—

Supplemental disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other liabilities	(119,995)	(5,131)	—	—
Purchase of property and equipment through capital lease	(108,664)	—	—	—
Purchase of property and equipment included in notes payable	—	(88,881)	—	—
Issuance of Angel Shares converted from loans from angel shareholders	322,219	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.              ORGANIZATION

Luckin Coffee Inc. (the “Company”) was incorporated in the Cayman Islands on June 16, 2017 under the Cayman Islands Companies Act (2021 Revision) (the “Companies Act”) as an exempted company with limited liability. The Company through its consolidated subsidiaries and variable interest entity (the “VIE”) (collectively, the “Group”) are principally engaged in the provision of retail services for high-quality and affordable freshly brewed drinks and pre-made food and beverage items in the People’s Republic of China (the “PRC” or “China”).

(a)        As of December 31,2020, the details of the Company’s principal subsidiaries and VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities

Subsidiaries:
Luckin Coffee Investment Inc. (“Luckin BVI”)	June 16, 2017	British Virgin Islands	100%	Investment holding
Luckin Coffee (Hong Kong) Limited (“Luckin HK”)	June 19, 2017	Hong Kong	100%	Investment holding
Luckin Coffee Roasting (Hong Kong) Limited (“Luckin Roasting”)	April 12, 2019	Hong Kong	100%	Investment holding
Luckin Coffee Roastery (Hong Kong) Limited (“Luckin Roastery”)	April 30, 2019	Hong Kong	100%	Investment holding
Luckin Coffee E-commerce (Pingtan) Co., Ltd (1)	October 27, 2017	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items
Beijing Luckin Coffee Co., Ltd. (“Beijing WFOE”) (1) / (2)	October 31, 2017	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items and technical and consultation services
Luckin Investment (Tianjin) Co., Ltd. (“Luckin TJ”) (1) / (5)	December 7, 2017	PRC	100%	Investment holding
Luckin Coffee (China) Co., Ltd. (“Luckin China”) (1) / (2) / (4)	March 28, 2018	PRC	100%	Headquarter
Luckin Coffee Roasting (Tianjin) Co., Ltd. (1)	May 9, 2018	PRC	80%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities

Luckin Coffee Roasting (Xiamen) Co., Ltd. (1)	January 22, 2019	PRC	100%	Investment holding
Luckin Coffee Roasting (Pingnan) Co., Ltd. (1)	April 28, 2019	PRC	100%	Manufacture of materials for products
Luckin Coffee Food (Xiamen) Co., Ltd. (1)	May 16, 2019	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items
Luckin Roastery Technology (Xiamen) Co., Ltd. (1)	June 24, 2019	PRC	60%	Manufacture of materials for products

Variable Interest Entity:
Beijing Luckin Coffee Technology Ltd. (“VIE”) (3)	June 14, 2017	PRC	100%	License holder

(1)         Including their subsidiaries, collectively as the “PRC subsidiaries”.

(2)         On July 27, 2018, Beijing WFOE transferred all its 100% equity interest in its subsidiaries to Luckin China.

(3)         Ms. Jenny Zhiya Qian and Mr. Min Chen are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively. Ms. Qian and Mr. Chen were both terminated from the Group as a result of the internal investigation and have since ceased to be involved in the management of the Group. The Group is in the process of replacing the nominal shareholders and otherwise optimizing its VIE structure.

(4)         As of December 31, 2020, Luckin China had 95 direct and indirect wholly-owned subsidiaries.

(5)         As of December 31, 2020, Luckin TJ had one direct wholly-owned subsidiary.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.              ORGANIZATION (CONTINUED)

(b)         PRC laws and regulations prohibit foreign ownership in certain telecommunication related businesses. To comply with these foreign ownership restrictions, we rely on contractual arrangements with our VIE rather than equity ownership in it to use, or otherwise benefit from, certain foreign restricted licenses and permits that we may need in the future, such as the internet content provider license, or the ICP license held by our VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual agreements (the “VIE Agreements”). The equity interest of the VIE is legally held by PRC individuals (the “Nominee Shareholders”). Through the VIE Agreements, the Nominee Shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the Company, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) 810-10 (“ASC 810-10”), Consolidation: Overall.

The financial position and the operating results of the VIE as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 were immaterial to the Group.

The following is a summary of the key VIE Agreements:

Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement entered into amongst the VIE, the Nominee Shareholders and Beijing WFOE, the Nominee Shareholders granted Beijing WFOE or its designated party, an irrevocable and exclusive right to purchase all or part of the equity interests held by the Nominee Shareholders in the VIE at its sole discretion, to the extent permitted under the PRC laws, at an amount equal to the minimum consideration permitted under the applicable PRC law and administrative regulations. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to Beijing WFOE or its designated party, to the extent permitted under PRC laws. In addition, the VIE and the Nominee Shareholders have agreed that without prior written consent of the Beijing WFOE, they will not create any pledge or encumbrance on their equity interests in the VIE, except for the pledge placed pursuant to the Share Pledge Agreement, or transfer or otherwise dispose of their equity interests in the VIE. The term of the agreement remains effective as long as each Nominee Shareholder remains as a shareholder of the VIE. Beijing WFOE may terminate the agreement at its sole discretion, whereas under no circumstances may the VIE or the Nominee Shareholders terminate the agreement.

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

However, the Group’s PRC legal counsel has also advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of the Group’s PRC legal counsel.

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

(d)          Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to, estimates for provision of accounts receivable, inventories and short-term investments, useful lives and impairment of long-lived assets, accounting for deferred income taxes and uncertain tax benefits, valuation allowance for deferred tax assets, and valuations for the warrant liability, Angel Shares, convertible redeemable preferred shares and convertible senior notes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(e)           Foreign currency

The functional currency of the Company, Luckin BVI, Luckin HK, Luckin Roasting and Luckin Roastery is the United States dollar (“US$”) and its reporting currency is the Renminbi (the “RMB”). The functional currency of the Company’s PRC subsidiaries and the VIE is the RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

The financial statements of the Company, Luckin BVI, Luckin HK, Luckin Roasting and Luckin Roastery are translated from the functional currency to the reporting currency, the RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

The Group uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

(f)             Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.5250 on December 31, 2020, the last business day in fiscal year 2020, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

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

(h)          Restricted cash

Restricted cash is reported separately on the face of the Consolidated Balance Sheets. The Group adopted Accounting Standard Update (ASU) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash from the fiscal year of 2019. As a result, restricted cash is included in the total cash and cash equivalents, and restricted cash in the Consolidated Statements of Cash Flows. For the year ended December 31, 2018, there is no impact on cash flow as no restricted cash existed. The Group’s restricted cash mainly represents security deposits held in bank accounts for bank acceptance notes. Restricted cash is classified as current and non-current based on the duration of restriction.

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

(j)             Accounts receivable

Accounts receivable represents the amounts that the Group has an unconditional right to consideration. The Group considers many factors in assessing the collectability of its accounts receivable, such as industry trend, the age of the amounts, the payment history, and conditions that may affect the customers’ ability to pay. There is no provision made for accounts receivable as of December 31, 2019 and 2020.

(k)          Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory are determined using the moving weighted average method. The Group records inventory impairment for obsolete and slow-moving inventory. Inventory impairment is based on inventory obsolescence trends, historical experience and application of the specific identification method. For the years ended December 31, 2018, 2019 and 2020, the Group recognized inventory impairment of nil, RMB2,158 and RMB 26,277 (US$4,027) respectively.

(l)             Convertible notes

The Group accounts for its convertible bonds under ASC 470 Debt, using the effective interest method, as a single debt instrument, from the issuance date to the maturity date. Interest expenses are recognized in the consolidated statement of operation in the period in which they are incurred. The convertible bonds do not have any embedded conversion option which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor does it contain a cash conversion feature or beneficial conversion feature.

(m)       Property and equipment

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED

(n)          Impairment of long-lived assets other than goodwill

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

For the years ended December 31, 2018, 2019 and 2020, the Group recognized impairment of long-lived assets other than goodwill of nil, RMB209,249 and RMB71,467(US$10,953) respectively. The impairment loss consisted of:

1) the impairment loss amounted to nil, RMB151,916 and nil for the asset group related to underperforming or planned closed self-operating stores for the years ended December 31, 2018, 2019 and 2020, respectively (see Note 8 and Note 9);

2) the impairment loss amounted to nil, RMB52,058 and RMB2,120 (US$325) for the asset group related to Luckin Coffee EXPRESS, which is an unmanned machine that prepares a selection of freshly brewed drinks for the years ended December 31, 2018, 2019 and 2020, respectively (see Note 8 and Note 9);

3) the impairment loss amounted to nil, nil and RMB46,696 (US$7,157) for the asset group related to Luckin Pop Mini for the years ended December 31, 2018, 2019 and 2020, respectively (see Note 8 and Note 9);

4) the impairment loss amounted to nil, nil and RMB12,817 (US$1,964) for the Linefriends food licensing for the years ended December 31, 2018, 2019 and 2020, respectively;

5) the impairment loss amounted to nil, RMB5,275 and nil related to the cancellation of the constructing coffee bean roasting factories and return of the land use right to local government in Tongan city, Fujian province and Tianjin for the year ended December 31, 2018, 2019 and 2020, respectively (see Note 8 and Note 9); and

6) the impairment loss amounted to nil, nil and RMB9,834 (US$1,507) for the asset group related to store operating equipment and others for the years ended December 31, 2018, 2019 and 2020, respectively.

(o)          Fair value of financial instruments

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

The Group’s financial instruments include cash and cash equivalents, short-term investments, accounts and notes payable, receivables from online payment platforms, accounts receivable, deposits, other receivables and payables, short-term bank borrowing, convertible senior notes, long-term borrowing, capital lease obligation and warrant liability. The warrant liability is measured at fair value (Note 20). Other than the warrant liability, the carrying values of these financial instruments approximate their fair values due to their short-term maturities. The carrying amount of the long-term borrowing approximates its fair values since it bears an interest rate which approximates market interest rate. The warrant liability is initially measured at fair value on the issuance date, and subsequently re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)          Revenue recognition

The Group adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2019, using the modified retrospective transition approach.

A description of the principal revenue generating activities of Group is as follows:

Revenues from product sales

The Group offers freshly brewed drinks and other products (including pre-made food, beverage and merchandise items) mainly through its physical self-operated stores, Luckin EXPRESS, Luckin Mini, and online e-commerce platforms. Customers place orders for products mainly through the Group’s self-developed app, Weixin mini-program and other third-party platforms with different options to pay through third-party payment channels. The Group recognizes revenues at point in time when the Group satisfies its performance obligation upon customers’ in-store pickup or the delivery of promised products to customers. Delivery service is provided if it is a delivery order. Delivery service is determined as an activity to fulfill the Group’s promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. Revenues represent the amount of consideration that the Group is entitled to, including products settlement price and delivery fees charged to customers, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. There is no significant financing component or variable consideration in the transaction price. The Group reasonably estimates the possibility of return based on the historical experience, and there were no material returns historically.

The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount. The Group is a principal for the substantial majority of product sales as the Group produces or obtains control of the specified goods before they are transferred to the customers, except for a portion of revenue from products sold on the Group’s own e-commers platform, for which the Group’s obligation is to facilitate third-party merchants in fulfilling their performance obligation for the goods displayed on the Group’s own e-commers platform acting as an agent. Total revenue from product sales were RMB840,695, RMB3,009,590 and RMB3,716,791 (US$569,622) for the years ended December 31, 2018, 2019 and 2020, respectively, including revenue from product sales on a net basis of nil, nil and RMB3,671 (US$563) for the years ended December 31, 2018, 2019 and 2020, respectively.

Revenues from partnership stores

The Group cooperates with selective retail partners to operate the partnership stores they own. Under retail partnership model, the Group sells materials such as coffee beans, milk, food and related products to retail partners and shares simplified and standardized operation experience and provides use right of brand name and sales and supply chain management in exchange for a profit-sharing on retail sales. Retail partners are responsible for pre-opening capital investments and operating costs.

Revenues from partnership stores mainly consist of sales of materials and equipment to the partnership stores, profit-sharing revenue from the partnership stores for using the Luckin Coffee or Luckin Tea brand as well as integrated store operation solution, and other services including pre-opening services.

For material sales, the Group’s performance obligation is to transfer required materials at fixed unit price to retail partners. The Group provides allowance for materials sales as consideration payable to retail partners when the products sold in partnership stores to customers at lower price than the cost of materials with certain markup to comply with the Group’s promotion strategy. Allowance for partnership stores is accounted for as a reduction of the transaction price, which is usually determined upon the completion of each order. Therefore, sales of materials are generally recognized on the partnership stores’ acceptance of materials, the settlement price is then deducted by the allowance provided to partnership stores that is determined upon the products are sold in partnership stores, if any. Revenue from material sales to partnership stores were nil, RMB12,586 and RMB227,183 (US$34,817) for the years ended December 31, 2018, 2019 and 2020, respectively.

For equipment sales, the Group’s performance obligation is to transfer equipment to retail partners at a fixed consideration with one-year warrant, which is not a distinct performance obligation as it is intended to provide an assurance that the equipment complies with agreed-upon functionality described in the contract. Revenue from sales of equipment is recognized at point in time when equipment is installed and tested to be ready to use. The Group accrues warrant as guarantee obligation according to ASC Topic 460, Guarantees. Revenue from equipment sales to partnership stores were nil, nil and RMB43,325 (US$6,640) for the years ended December 31, 2018, 2019 and 2020, respectively, and warrant liability was immaterial.

For profit-sharing, the Group provides the integrated store operation solution, which includes the right to use brand name of Luckin Coffee or Luckin Tea, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, etc., in exchange for the profit-sharing based on the gross profit of retail sales. The Group recognizes the profit-sharing revenue from partnership stores at a variable consideration that is based upon partnership stores’ monthly gross profits which are determined at the end of each month. The Group offers a price concession to its retail partners to free the new stores’ profit-sharing for a period of time ranging from the first one month to three months, which is subject to the Group’s adjustment. Especially, between January to June 2020, during the outbreak of COVID-19, the Group freed all the profit-sharing from partnership stores. Price concession for profit-sharing is accounted for as a reduction of the transaction price and deducts our revenue directly. Revenue from partnership stores’ profit-sharing were nil, RMB216 and RMB12,796 (US$1,961) for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group also provides other services including pre-opening services such as design of store decoration and provision of decoration materials and delivery service, which have distinct value to partnership stores and are recognized upon completion of the related performance obligations. Other revenues from partnership stores were nil, RMB2,542 and RMB33,323 (US$5,107) for the years ended December 31, 2018, 2019 and 2020, respectively.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contract balance

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group presents any unconditional rights to consideration separately as a receivable. The Group does not have material contract asset. The balance of accounts receivable, net of nil allowance for doubtful accounts, were RMB22,801 and RMB17,381 (US$2,664) as of December 31, 2019 and 2020, respectively.

Customers that purchase prepaid coupons are issued additional coupons of the same par value for free at the time of purchase.  All prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use. Cash received from the sales of prepaid coupons are recognized as deferred revenues which are contract liabilities under ASC 606. Purchase consideration is allocated to each prepaid coupon, including the coupons issued for free. The allocated considerations are recognized as revenues when the customers consume the prepaid coupons for payments of their purchase. As of December 31, 2019 and 2020, the balance of deferred revenues were RMB144,924 and RMB88,174 (US$13,513), respectively.

(p)          Costs of materials, store rental and other operating costs

Costs of materials consisted primarily of cost for coffee beans and coffee condiments, pre-made food and beverage items, packaging, supplies and warehouse. Store rental and other operating costs consisted primarily of rental expense of stores, staff costs, utilities, etc.

(q)          Sales and marketing expenses

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses, which amounted to RMB362,142, RMB586,774 and RMB354,469 (US$54,325) for the years ended December 31, 2018, 2019 and 2020, respectively.

For promotion, the Group issues free vouchers for complimentary freshly brewed drinks or pre-made food and beverage items for first time user registrations and referrals, without any future purchase requirements. The Group recognizes the related costs in sales and marketing expenses of RMB130,567, RMB206,723 and RMB64,956 (US$9,955) for the years ended December 31, 2018, 2019 and 2020, respectively.

Included in sales and marketing expenses are also the costs of deliveries made to customers. The Group incurred RMB242,193, RMB438,914 and RMB414,808 (US$63,572) of delivery costs for the years ended December 31, 2018, 2019 and 2020, respectively.

(r)            General and administrative expenses

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, research and development expenses, share-based compensation, professional expenses and daily office expenses and rental fees for general corporate functions.

Research and development expenses are included in general and administrative expenses, which are mainly payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and data analysis to support the Group’s business operations. The Group charged RMB77,958, RMB219,048 and RMB265,537 (US$40,695) of research and development costs to expense for the years ended December 31, 2018, 2019 and 2020, respectively.

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)             Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The initial direct costs including processing fees paid to the lessor to consummate the lease are included in the minimum lease payments. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group entered into capital leases for certain store operating equipment during the year ended December 31, 2018.

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

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses. No interest and penalties related to unrecognized tax benefit were recorded for the years ended December 31, 2018, 2019 and 2020.

(v)           Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB107,682, RMB197,327 and RMB139,621 (US$21,398) for the years ended December 31, 2018, 2019 and 2020, respectively.

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

In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted for public business entities for periods for which financial statements have not yet been issued. The Company has considered the financial and operational situations of equity method investees and does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.              CONCENTRATION OF RISKS

(a)        Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and receivables from online payment platforms. As of December 31, 2018, 2019 and 2020, the aggregate amounts of cash and cash equivalents and short-term investments of RMB1,632,151, RMB5,358,181 and RMB4,902,826 (US$751,391), respectively, were held at major financial institutions located in the PRC and US$19,197, US$1,098 and US$23,478 (RMB153,197), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007 which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.              CONCENTRATION OF RISKS (CONTINUED)

(b)         Business, customer, political, social and economic risks (continued)

Suppliers accounting for 10% or more of total cost of purchased materials were:

	For the year ended December 31,
Supplier	2018	2019	2020
	RMB	RMB	RMB	US$

A	121,043	265,014	196,886	30,174
B	73,145	*	*	*
C	70,086	*	*	*
D	*	*	194,838	29,860

*                Accounts for less than 10% during the period.

(ii)         Customer risk — The success of the Group’s business going forward will rely in part on the Group’s ability to continue to obtain and expand business from existing customers while also attracting new customers. No customer accounted for 10% or more of the Group’s revenues for the years ended December 31, 2018, 2019 and 2020.

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

(c)          Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation/ (depreciation) of the US$ against RMB was approximately 5.0%, 1.3% and (6.3)% for the years ended December 31, 2018, 2019 and 2020, respectively. The functional currency and the reporting currency of the Company, Luckin BVI and Luckin HK, Luckin Roasting and Luckin Roastery are the US$ and the RMB, respectively. The functional currency of the PRC subsidiaries and the VIE is the RMB. All of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents are denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Group’s cash flows, revenues, earnings and financial position in U.S. dollars.

(d)         Currency convertibility risk

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “ PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(e)          Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years presented.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.              SHORT-TERM INVESTMENTS, NET

The Group’s short-term investments included wealth management products issued by commercial banks or other financial institutions with non-guaranteed principle within one year or more than one year but to be mature or early redeemed within the next twelve months.

	As of December 31,
	2019	2020
	RMB	RMB	US$

Wealth management products	500,000	250,000	38,314
Xiamen Trust	—	590,000	90,421
Yunnan Trust	—	550,000	84,291
Short-term investment, gross	500,000	1,390,000	213,026
Less: allowance for uncollectable trust investments	—	(1,140,000)	(174,712)
Short-term investment, net	500,000	250,000	38,314

For the years ended December 31, 2018, 2019 and 2020, the Group recognized interest income from its short-term investments of RMB6,594, RMB22,318 and RMB66,923 (US$10,256), respectively, in the consolidated statements of comprehensive loss.

For the year ended December 31, 2020, two trust investments, namely investments into Xiamen Trust-Huijin No. 2007 Trust Project (“Xiamen Trust”) and Yunnan Trust-You Xiang No. 1 Trust Project (“Yunnan Trust”), in the total amount of RMB1,140,000 were made by Luckin China under the direction of former management. The two trust investments were identified after changes to the Group’s management team and reporting lines following the suspension of Ms. Jenny Zhiya Qian, the former CEO of the Group. Full impairment of RMB1,140,000 has been provided for the two trust investments after considering all available information after the Group has used its best efforts to take actions, including legal actions.

Background of Xiamen Trust

•                  Xiamen Trust was established on March 12, 2020 with a term of 12 months from the establishment date and a total trust fund of RMB600,000, which includes RMB590,000 from Luckin China and RMB10,000 from another trustor/beneficiary, Meifu Jiaye (Xiamen) Automobile Service Co., Ltd. (“Meifu Jiaye”). Xiamen International Trust Co., Ltd. (“Xiamen Trustee”) is the trustee of Xiamen Trust.

•                  The trust instruments provide that all of the trust fund shall be used to purchase receivables from Xiamen Yishi Finance Lease Co., Ltd. (“Yishi”, which subsequently changed its name to Yishi (Xiamen) Supply Chain Management Co., Ltd.) relating to property (auto assembly line and facilities) leased to Borgward (the “Leased Property”). Borgward is controlled by UCAR Inc., an entity controlled by Mr. Charles Zhengyao Lu and persons acting in concert with him at the time of the creation of Xiamen Trust.

•                  In accordance with the receivables purchase agreement between Xiamen Trustee (on behalf of Xiamen Trust) and Yishi, Borgward is obligated to pay Xiamen Trust lease interest on a monthly basis. The actual annual rate of return for the trustors/beneficiaries is 6.1% (with trust management fee and other expenses deducted from the contractual annual rate of return of 7.2%). All outstanding interest payments before the termination of Xiamen Trust were received pursuant to the contractual agreement.

Background of Yunnan Trust

•                  Yunnan Trust was established on March 17, 2020 with a term of 24 months from the establishment date and a total trust fund of RMB600,000, which includes RMB550,000 from Luckin China and RMB50,000 from another trustor/beneficiary, Meifu Jiaye. Yunnan International Trust Co., Ltd. (“Yunnan Trustee”) is the trustee of Yunnan Trust.

•                  The trust instruments provide that all of the trust fund shall be used to purchase equity interests in Yousheng Chengyi (Tianjin) Information Technology Co., Ltd. (“Yousheng Information”).

•                  Under the equity investment and buyback agreement between Yunnan Trustee (on behalf of Yunnan Trust) and Yousheng (Tianjin) Technology Development Co., Ltd. (“Yousheng Development”), Yunnan Trust acquired 46.15% equity interests in Yousheng Information. Additionally, Yousheng Development, the other shareholder of Yousheng Information holding 53.85% of its equity interests, is obligated to buy back the equity interest of Yousheng Information held by Yunnan Trust at the end of the trust term of 24 months. Public record searches show that Yousheng Development has a registered capital of RMB5,000.

•                  Yousheng Information has also pledged to Yunnan Trustee 40.36 million shares of UCAR Inc. as guarantee. UCAR Inc.’s shares were listed on China’s National Equities Exchange and Quotations Co., Ltd. (“NEEQ”) when the trust was created and were subsequently delisted by the NEEQ on March 19, 2021. The stock price of UCAR Inc. dropped to RMB0.99 when it was suspended from trading on August 31, 2020.

•                  The equity investment and buyback agreement provides that Yousheng Development shall pay Yunnan Trust the premium of the principal on a quarterly basis. The actual annual rate of return for the trustors/beneficiaries is 6.5% (with trust management fee and other expenses deducted from the contractual annual rate of return of 7.1%). Previously, interest payments, including the payment due on March 20, 2021, were timely received. However, Yousheng Development had failed to make the most recent interest payment due on June 20, 2021, even after repeated demands from Yunnan Trustee on instructions from Luckin China.  A default on interest payment is an event for which Yunnan Trust could be terminated early.

Actions Taken or to be Taken by the Group’s Management

After the Board and the current management of the Company identified the trust investments by Luckin China, they have been assessing the available information concerning the two trusts to manage dissipation risk. With the help of the forensic advisors of the Special Committee of the Board, the Company obtained copies of the underlying trust agreements and immediately engaged reputable PRC law firms to look into the issue and formulate an action plan to preserve the trust investments and recover the trust assets. Throughout the process, the Board has been kept updated about the progress and instructed management to explore options with respect to the trusts and take appropriate actions.

Following its review of available options with the assistance from its PRC counsel, and to safeguard the assets of the Group and mitigate dissipation risk, the Group has exercised its rights to request for early termination of Xiamen Trust and to redeem the funds invested by Luckin China on an accelerated basis. Specifically:

For Xiamen Trust

•                  Pursuant to the trust instruments, early redemption is allowed starting six months from the date of creation of the trust. As authorized by the Board, the Group’s management issued the formal early redemption notice to Xiamen Trustee on November 4, 2020, demanding Xiamen Trustee to request Borgward to promptly pay back the principal and corresponding interests. Xiamen Trustee has since confirmed with Borgward that Borgward cannot make the payment as requested on time, and made an in-kind distribution of the trust asset to Luckin China on February 25, 2021 as demanded by Luckin China. On March 26, 2021, Luckin China obtained ownership of the Leased Property from Yishi and subsequently issued a formal letter to Borgward to announce ownership and demand to inspect the status of the Leased Property.

•                  Luckin China and its PRC counsel sent demand letters to Borgward to demand payments and made multiple attempts to negotiate with Borgward to secure prompt payments. The parties failed to reach a viable settlement. Hence, Luckin China filed a lawsuit against Borgward, which was accepted by the Xiamen Intermediate People’s Court (“Xiamen Court”) on March 26, 2021. In addition, Luckin China successfully obtained an asset preservation order by the Xiamen Court on April 6, 2021. The Xiamen Court had issued a formal notice (the “Notice”) to state that it completed a search of Borgward’s bank accounts and froze two bank accounts with a total of only RMB1.68 and attached by multiple court freezing orders. The lawsuit is currently ongoing in the Xiamen Court.

For Yunnan Trust

•                  The right of early redemption is not provided for in the trust instruments. Therefore, Luckin China was not able to unilaterally terminate the trust by exercising such right. Under the trust instruments, with the consent of Meifu Jiaye, the other trustor/beneficiary of the trust, Luckin China may request an early termination of Yunnan Trust. Luckin China has attempted, but has not yet been able to, obtain the consent of Meifu Jiaye to make such early termination request.

•                  The existing guarantee by Yousheng Information included the shares of UCAR Inc, which have been delisted from NEED. As a result, Luckin China has been communicating with Yunnan Trustee to request certain actions, including (i) requesting Yousheng Information to add or provide a new guarantee and (ii) requesting  Yousheng Development to repurchase the equity interest of Yousheng Information purchased by Yunnan Trust.

•                  As advised by its PRC counsel, in light of UCAR Inc.’s delisting and Yousheng Development’s recent failure to make the interest payment due as of June 20, 2021, Luckin China sent two formal letters on June 28, 2021 and July 23, 2021, respectively, to Yunnan Trustee to demand that, among other things, Yunnan Trustee (i) requests Yousheng Information to add or provide a new guarantee considering the significant decrease in value of the existing guarantee; (ii) requests Yousheng Development to repurchase the equity interest of Yousheng Information purchased by Yunnan Trust; and (iii) files a lawsuit against Yousheng Development for breach of contract.

•                  Since the default of interest payment, Luckin China has continuously been communicating with Yunnan Trustee regarding arrangement of early termination, in-kind distribution of trust asset, a lawsuit against the Yousheng Development and other post-termination matters.

Collectability assessment

For Xiamen Trust

a)             As of the date of this report, the Group has not yet obtained the Leased Property. Nor has the Group been able to inspect and confirm the status of the Leased Property;

b)             The mortgage and other titles of the Leased Property are not registered in the name of the Group. Borgward does not respond to the Group’s requests in a meaningful way. Therefore, the Group’s ownership of the Leased Property is not secured and the value of the Leased Property is uncertain;

c)              Except for other creditors’ entitlements attached to Borgward’s assets, according to the Notice, the only realizable assets of Borgward for the Group is cash in bank amounted to RMB1.68 (which is already attached by multiple court freezing orders);

d)             Considering the potential bankruptcy of Borgward as reported in the media and the numerous lawsuits against Borgward, its ability to make repayment to the Group is in substantial doubt.

For Yunnan Trust

a)             As of the date of this report, a default of interest payment has occurred. The Group has not been able to engage either Yousheng Information or Yousheng Development in a meaningful way and cannot ascertain whether Yousheng Information is capable of making the interest payments;

b)             Yousheng Development’s registered capital is only RMB5,000 while the total trust investment is RMB600,000. Yunnan Trust is exposed with relatively high investment risks given the uncertainty around Yousheng Development’s ability to repurchase the equity interest of Yousheng Information purchased by the Yunnan Trust;

c)              The current pledged UCAR Inc.’s shares are illiquid due to UCAR Inc.’s delisting from NEEQ. The stock price on the date of delisting was below RMB1.00 per share. While the pledged shares still have certain value, the Group could neither assess the risk of going concern of UCAR Inc. nor value the shares of UCAR Inc. due to limited access to information. Therefore, the value of the pledged shares is uncertain.

There is no assurance that the Group will be able to recover the funds invested in Xiamen Trust and Yunnan Trust in whole or in part. Further, according to the actions taken by the management and external counsel to date, there is evidence to suggest that the Group is likely unable to collect the underlying assets of the two trusts. The Group provided full impairment on the two trust investments on a prudent basis.

Related party transaction assessment

The trust instruments show that the funds of Xiamen Trust and Yunnan Trust were designated to be used to purchase receivables relating to property leased to Borgward and to invest in equity interests of Yousheng Information, respectively. At the time of the creation of Xiamen Trust, Borgward was an affiliate of Mr. Charles Zhengyao Lu. Additionally,based on public records, the supervisor of Yousheng Information and the legal representative of Yousheng Development is the same person and was an employee of UCAR Inc., an affiliate of Mr. Charles Zhengyao Lu at the time of the creation of Yunnan Trust. On the basis of substance over form, even without a direct contractual relationship between Xiamen Trust and Borgward and between Yunnan Trust and UCAR Inc., management considers the two trust investments made by former management as related party transactions.

5.              ACCOUNTS RECEIVABLE

	As of December 31,
	2019	2020
	RMB	RMB	US$

Receivables due from partners	8,072	2,364	363
Receivables due from corporate customers	14,729	15,017	2,301
	22,801	17,381	2,664

6.              INVENTORIES, NET

	As of December 31,
	2019	2020
	RMB	RMB	US$

Raw materials	258,912	121,600	18,635
Packaging and other supplies	105,231	132,593	20,322
Pre-made food and beverage items	21,401	21,375	3,276
	385,544	275,568	42,233

7.                  PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2019	2020
	RMB	RMB	US$

Deductible input VAT	494,013	606,520	92,953
Prepaid rental and deposits	146,920	241,718	37,044
Prepayments for materials and advertising fees	35,730	19,677	3,016
Interest receivables	2,818	5,975	916
Payments in relation to Fabricated Transactions	992,673	—	—
Others	46,699	61,607	9,442
	1,718,853	935,497	143,371
Less: allowance for unrecoverable payments in relation to Fabricated Transactions and other prepayments	(58,414)	—	—

	1,660,439	935,497	143,371

The payments in relation to Fabricated Transactions represents the cash paid to certain implicated third-party entities in the Fabricated Transactions in 2019 to inflate cost and expenses. Part of the balance in the total amount of RMB942,844 (US$144,497) was collected in the first half of year 2020. Allowance for doubtful accounts for the uncollected portion of RMB49,829 (US$7,637) was provided in 2019, because the Company’s  management considered, after various steps taken, that it is probable that the amount will not be collected in the future, and the balance was not collected as of the issuance date of this report. See “Note 21 Subsequent events- independent investigation and related matters” in 2019 Form 20-F. The Group is in the process of taking further legal action against these entities.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.              PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$

Store operating equipment	924,359	1,287,211	197,274
Leasehold improvements	916,300	1,048,351	160,667
Office equipment and others	72,142	97,322	14,915
Office buildings	674,478	675,488	103,523
Construction in progress	39,217	192,032	29,430
	2,626,496	3,300,404	505,809
Less: accumulated depreciation	(519,320)	(1,001,459)	(153,480)
Less: impairment	(168,767)	(228,487)	(35,017)

	1,938,409	2,070,458	317,312

Depreciation expense was RMB106,690, RMB411,713 and RMB483,279 (US$74,066) for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group entered into a project cooperation agreement and a strategic cooperation agreement with Xiamen municipal government and UCAR Inc. (collectively as the “Tri-Party Agreement”), pursuant to which the Group acquired the new headquarter building under favorable pricing terms that came with commitments, including meeting certain requirements around tax contribution, operating performance and capital investments. As of the date of this annual report, the Group is in the process of obtaining the real property ownership certificate for its headquarter, and is currently in discussions with the Xiamen municipal government to agree on a solution, including to enter into a new cooperation agreement.

Xiamen office building in the PRC with carrying values of RMB663,790 (US$101,730) as of December 31 2019 was pledged as collateral for loans obtained in October 2019 in the amount of RMB176,440 (US$27,041) and RMB173,210 (US$26,546) from Industrial and Commercial Bank of China Xiamen Branch (the “ICBC Xiamen Branch”) and Bank of China Limited Xiamen Branch (the “BOC Xiamen Branch”), respectively (see Note 10). The pledge was terminated along with the settlement of bank loans by the end of June 2020.

Impairment loss was nil, RMB168,767 and RMB228,487 (US$35,017) for the years ended December 31, 2018, 2019 and 2020, respectively. It consisted of (1) impairment loss amounted to RMB50,989 and RMB54,179 (US$8,303) for the asset group related to Luckin Coffee EXPRESS in connection with the first generation Luckin Coffee EXPRESS machines purchased in 2019 for trial operation and launching in early 2020 for the years ended December 31, 2019 and 2020 (also see Note 9 and Note 2(m)); (2) the impairment loss amounted to nil, RMB117,778 and RMB117,778 (US$18,050) for the asset group related to the underperforming or planned closed self-operating stores for the years ended December 31, 2018, 2019 and 2020 (See Note 2(m)); (3) the impairment loss amounted to nil, nil and RMB 46,696 (US$7,157) for the asset group related to Luckin POP for the years ended December 31, 2018, 2019 and 2020; and (4) the impairment loss amounted to nil, nil and RMB 9,834 (US$1,507) for the asset group related to store operating equipment and others for the years ended December 31, 2018, 2019 and 2020.

The Group accounted for the lease of certain store operating equipment in 2019 as a capital lease that transferred to the Group substantially all the benefits and risks incidental to the ownership of the assets. The carrying amount of the Group’s store operating equipment held under capital lease at December 31, 2019 and 2020 was as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$

Store operating equipment	66,681	—	—
Less: accumulated depreciation	(14,737)	—	—

	51,944	—	—

To secure the Group’s obligation under the capital lease as of December 31, 2018, Luckin TJ provided a corporate guarantee and Mr. Charles Zhengyao Lu, former chairman of the board of directors, pledged 35.3 million shares of UCAR Inc. The obligation was fully settled during the year of 2019.

Total future minimum lease payments of RMB11,642 and nil under the capital lease was outstanding as of December 31, 2019 and 2020, respectively. To secure the Group’s obligation under the capital lease as of December 31, 2019, Ms. Jenny Zhiya Qian, former Chief Executive Officer of the Company, provided a personal guarantee. The capital lease obligation was fully settled subsequently as of March 2020.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.              OTHER NON-CURRENT ASSETS, NET

	As of December 31,
	2019	2020
	RMB	RMB	US$

Deposits for rental(1)	117,506	96,796	14,835
Prepayments for equipment, net(2)	100,957	25,718	3,941
Land use rights, net(3)	38,896	38,754	5,939
Prepaid Leasehold improvements	—	8,734	1,339

	257,359	170,002	26,054

(1)         Deposits for rental is net of impairment of RMB34,138 and RMB7,083 (US$1,086) as of December 31, 2019 and 2020, respectively, for the prepaid rental deposits in the asset group related to the underperforming or planned closed self-operating stores (See Note 2(m)).

(2)         Prepayment for equipment is net of impairment of RMB1,069 and nil as of December 31, 2019 and 2020 for the prepayment to Luckin Coffee EXPRESS in connection with the first generation Luckin Coffee EXPRESS machines prepaid in 2019 for trial operation and launching in early 2020 (See Note 8 and Note 2(m)).

(3)         Land use rights represent repayments to the local government authorities for use of lands for 50 years from year 2019, net of accumulated amortization. The land use rights are amortized on a straight-line basis with amortization of nil, RMB170 and RMB142 (US$22) for the years ended December 31, 2018, 2019 and 2020, respectively. The land use rights are net of impairment of RMB4,185 and RMB4,185 (US$641) as of December 31, 2019 and 2020 respectively related to land use rights in Tongan city, Fujian province and Tianjin, which were subsequently returned to local government in connection with the impairment of RMB1,090 and nil as of December 31, 2019 and 2020 respectively relating to prepayments for the cancellation of the constructing coffee bean roasting factories in Tongan and Tianjin (See Note 2(m)).

For the year ended December 31, 2020, impairment of RMB12,817 (US$1,964) was provided for the Linefriends food licensing which was purchased in 2020, due to changes of product mix.

10.       BORROWINGS

	As of December 31,
	2019	2020
	RMB	RMB	US$

Long-term borrowings, current portion
Bank borrowings (1)	34,965	—	—
Borrowing from TTCO (2)	226,969	—	—
	261,934	—	—

Long-term borrowings, non-current portion
Bank borrowings (1)	310,355	—	—
	310,355	—	—

Total borrowings	572,289	—	—

(1)         In October 2019, the Group obtained new loans in the amount of RMB176,440 (US$27,041) and RMB173,210 (US$26,546) from Industrial and Commercial Bank of China Xiamen Branch (the “ICBC Xiamen Branch”) and Bank of China Limited Xiamen Branch (the “BOC Xiamen Branch”), respectively, with ten-year maturities and an annual interest rate of 4.66%. The interest rate is calculated based on the five-year loan prime rate minus 19.5 basis points. These loans are for the purchase of the Xiamen office building and collateralized by a pledge of building in the PRC with carrying values of RMB663,790 (US$101,730) as of December 31 2019. Beijing WFOE and Luckin TJ also provided a corporate guarantee for these two bank borrowings from ICBC Xiamen Branch and BOC Xiamen Branch and Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian, provided personal guarantees for the bank borrowing from BOC Xiamen Branch. These loans have been fully settled by the end of April 2020.

(2)         In July 2018, the Group got a borrowing of RMB300,000 from TTCO Trust Corporation Limited (“TTCO”) with a two-year maturity and an annual interest rate of 8%. The borrowing was denominated in RMB. The proceeds were used for general corporate and certain capital expenditure. To secure the Group’s obligation under the borrowing, Beijing WFOE provided a corporate guarantee and Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees. Capitalized interest was RMB539 and RMB694 and RMB6 (US$1) for the years ended December 31, 2018, 2019 and 2020, respectively. The borrowing has been fully repaid by April 2020.

During the year of 2019, the Group obtained a loan facility from Shanghai Pudong Development Bank for which Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian has provided personal guarantees, and Beijing WFOE and Luckin TJ also provided a corporate guarantee. The loan facility as well as the personal guarantees provided by Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian were settled by the end of 2019.

All the borrowings as of December 31, 2019 were early repaid and all the guarantees provided by Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian were terminated by June 2020.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.       ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020
	RMB	RMB	US$

Payables for the purchase of property and equipment	125,126	87,766	13,451
Payroll and welfare payables	189,658	155,445	23,823
Payables for delivery costs	79,417	76,110	11,664
Payables for advertising expenditures	123,047	64,069	9,819
Payables for office supplies and utilities	140,752	111,661	17,113
Accrued liabilities for free coupons	41,089	19,743	3,026
Cash received in relation to Fabricated Transactions	2,264,107	—	—
Others	230,653	188,323	28,861

	3,193,849	703,117	107,757

The cash received in relation to Fabricated Transactions represents the funds supporting the Fabricated Transactions in 2019 that were funneled to the Group through several third parties and a related party to inflate revenue as described in “Note 21 Subsequent events- independent investigation and related matters” in 2019 Form 20-F. The entire balance as of December 31, 2019 was fully repaid in the first half of 2020.

12.       RELATED PARTY TRANSACTIONS

(a)   Related parties

Names of related parties	Relationship with the Company
Mr. Charles Zhengyao Lu (1)	Former chairman of the board of directors of the Company
Ms. Jenny Zhiya Qian (2)	A former director and chief executive officer of the Company
Mr. Min Chen (3)	A former director of the Company
UCAR Inc. (“UCAR Inc.”) (4)	An entity controlled by Mr. Charles Zhengyao Lu
Haode Group Inc. (“Haode Group”) (4)	An affiliate of Mr. Charles Zhengyao Lu
Haode Investment Inc. (“Haode Investment”) (4)	An affiliate of Mr. Charles Zhengyao Lu
Beijing QWOM Digital Technology Co., Ltd. (“QWOM”) (4)	An affiliate of Mr. Charles Zhengyao Lu
Borgward Automobile (China) Co., Ltd (“Borgward”)(4)	An affiliate of Mr. Lu Zhengyao
Yousheng Chengyi (Tianjin) Information Technology Co., Ltd (“Yousheng Information”)(4)	An entity ultimately significantly influenced by Mr. Charles Zhengyao Lu

(1)    Mr. Charles Zhengyao Lu no longer serves as chairman of the board of directors of the Company since July 5, 2020.

(2)    Ms. Jenny Zhiya Qian no longer serves as a director and chief executive officer of the Company since May 12, 2020.

(3)    Mr. Min Chen no longer serves as a director of the Company since February 21, 2019.

(4)    UCAR Inc., Haode Group, Haode Investment, QWOM, Borgward and Yousheng Information are no longer related parties of the Company since the termination of Mr. Charles Zhengyao Lu from the Group on July 5, 2020.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.       RELATED PARTY TRANSACTIONS (CONTINUED)

(b)         Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

Cash paid to
-Haode Group(1)	—	306,319	—	—

Cash received from:
-Borgward(3)	—	45,000	—	—
-Haode Investment(2)	—	306,319	—	—
	—	351,319	—	—

Services received from:
-QWOM	42,927	60,391	28,920	4,432
-UCAR Inc.	3,179	5,549	6,334	971
Total	46,106	65,940	35,254	5,403

Repayments of loans to:
-Ms. Jenny Zhiya Qian	50,000	—	—	—
-Mr. Min Chen	10,000	—	—	—
Total	60,000	—	—	—

Loan provided to:
-Haode Group	147,559	—	—	—

Repayment of loan from:
-Haode Group	—	147,559	—	—

Goods supplied to:
-UCAR Inc.	—	80	—	—

Agreement of payment for leasehold improvement of sublet rental office to:
-UCAR Inc. (4)	—	—	36,599	5,609

Trust investments(5)
-Xiamen Trust	—	—	590,000	90,421
-Yunnan Trust	—	—	550,000	84,291
	—	—	1,140,000	174,712

(1)                                 RMB139,236 (US$20,000) out of the payment was paid to an individual who received the cash on behalf of Haode Group.

(2)                                 Haode Investment made the repayment on behalf of Haode Group.

(3)                                 The cash received from Borgward is related to the misconduct in 2019 as described in “Note 21 Subsequent events - Independent investigation and related matters” in 2019 Form 20-F. The balance as of December 31, 2019 was fully repaid in March 2020.

(4)                                 The Group has entered into an agreement with UCAR Inc. on July 1, 2020 to pay RMB36,599 (US$5,609) to UCAR Inc. for the costs UCAR Inc. incurred as a result of the leasehold improvements of certain office space that UCAR Inc. sublet to the Group. The Group has not yet made the payment as of the issuance date of this report. As UCAR Inc. is no longer a related party of the Company since the termination of Mr. Charles Zhengyao Lu from the Group on July 5, 2020, the balance of amounts due to UCAR Inc. was classified in accrued expenses and other current liabilities as of December 31, 2020.

(5)                                 Xiamen Trust and Yunnan Trust were designated to be used to purchase receivables relating to property leased to Borgward and to invest in equity interests of Yousheng Information, respectively, upon the entry of the trust instruments. On the basis of substance over form, management considers the two trust investments made by former management as related party transactions.

For the guarantees provided by Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian for some borrowings of the Group, see Note 8 and Note 10.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.       RELATED PARTY TRANSACTIONS (CONTINUED)

(c)   The Group had the following related party balances as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Amount due from a related party:
- UCAR Inc.	90	—	—

Amounts due to related parties:
-QWOM	17,091	—	—
-UCAR Inc.	2,084	—	—
-Borgward	45,000	—	—
	64,175	—	—

Balances with the related parties as of December 31, 2018, 2019 and 2020 were unsecured, interest-free and had no fixed terms of repayments.

The amount due to Borgward is related to the misconduct in 2019 as described in “Note 21 Subsequent events - Independent investigation and related matters” in 2019 Form 20-F, the balance as of December 31, 2019 was fully repaid subsequently in March 2020.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2018, 2019 and 2020, profit appropriation to statutory reserve for the Group’s entities incorporated in the PRC was approximately nil, RMB421 and RMB603 (US$92), respectively. No appropriation to other reserve funds was made for any of the periods presented.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2019 and 2020, restricted net assets of the Company’s PRC subsidiaries and the VIE were RMB4,107,401 and RMB8,512,475 (US$1,304,594), respectively.

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

In conjunction with the long-term borrowing agreement with TTCO (Note 10), the Group issued warrants which entitle TTCO to subscribe to the latest round of financing up to a maximum of RMB60,000 at an exercise price of 160% of the then issuance price of the Company’s Series A convertible redeemable preferred shares. On April 26, 2019, TTCO exercised its warrants and the Company issued 15,211 Series B-1 Preferred Shares at US$587.49 per share for an aggregate purchase consideration of US$8,936. The cash proceeds were received on April 29, 2019.

On May 17, 2019, the Company completed its Initial Public Offering (“IPO”) on the National Association of Securities Deal Automated Quotations under the symbol of “LK”. Upon completion of the IPO, all convertible redeemable preferred shares were converted into ordinary shares (Note 15).

15.        CONVERTIBLE SENIOR NOTES

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

The Notes do not have any embedded conversion option which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor do they contain a cash conversion feature. The Company accounted for the Notes in accordance with ASC 470, as a single debt instrument. No beneficial conversion feature (the “BCF”) was recognized as the set conversion price for the Notes is greater than the fair value of the ADSs price at date of issuance.

In May 2020, a group of bondholders filed a civil lawsuit seeking to recover an estimated sum of approximately US$155,701 of losses from the Company.  The lawsuit has been automatically stayed since July 15, 2020 by operation of section 97 of the Companies Act in light of the appointment of joint provisional liquidators (see below). By summons dated May 1, 2020, the bondholders applied ex parte for a worldwide freezing order (the “WFO”) against the Company. On May 8, 2020, the Grand Court of the Cayman Islands (“Cayman Court”) granted a WFO. On July 1, 2020 to July 3, 2020 the return date hearing of the WFO took place and the Cayman Court heard the Company’s application to set aside the WFO. By ruling circulated in draft on July 16, 2020 and delivered on August 3, 2020, the Cayman Court determined that the WFO should be discharged. By order dated July 22, 2020, the Cayman Court discharged the WFO. On August 12, 2020 the Cayman Court ordered that the bondholders’ time for appealing the order to discharge the WFO is extended until the expiry of 14 days after the discharge of the appointment of the joint provisional liquidations (see below). Whilst the bondholders had previously indicated that they intended to appeal the order dated July 22,2020, the Company believes such appeal is now unlikely as it could constitute a breach of undertakings under the RSA (see below). The lawsuit will also be discontinued in the event that the scheme of arrangement contemplated by the RSA

(see below) becomes effective.

On July 10, 2020, a creditor of the Company filed a winding up petition against the Company in the Cayman Court. The petitioner was substituted on 11 November 2020 for certain bondholders and an amended petition filed on 7 January 2021 (the “Cayman Proceeding”). On July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” joint provisional liquidators (the “JPLs”) to develop and propose a restructuring of the Company’s indebtedness in a manner designed to allow the Company to continue as a going concern. The Board’s powers to conduct the ordinary, day to day business of the Company is preserved but subject to the supervision and oversight of the JPLs. The appointment of the JPLs was made pursuant to our application in response to aforesaid winding-up petition filed by a creditor of the Company. On October 12, 2020, pursuant to a letter of request issued by the Cayman Court dated September 7, 2020, the High Court of the Hong Kong Special Administrative Region made an order recognizing the appointment of the JPLs in Hong Kong.For the Cayman Bondholder Action and Hong Kong Bondholder Action, see the “Note 21-Commitments and Contingencies -Legal Proceedings” hereafter.

The appointment of the JPLs constitutes an event of default pursuant to the indenture with respect to the Notes. In accordance with the indenture, 100% of the principal of, and accrued and unpaid interest on, all Notes have automatically become immediately due and payable following the appointment of the JPLs. However, it should be noted that all actions in the United States against the Company or its assets in the United States are currently stayed, to the extent provided in section 362 of title 11 of the United States Code (the “U.S. Bankruptcy Code”), see “Note 22 Subsequent Events-Commencement of Chapter 15 Case in the United States”. Under the current circumstances, the Notes are unlikely to be settled prior to December 31, 2021, hence the Notes are classified as non-current liabilities as of December 31, 2020. Under the RSA (as defined below), the settlement of the Notes can be extended beyond December 31, 2021 by the Company and the JPLs as long as the holders of a majority of the Notes do not object. The Company has been in discussions with the holders of a majority of the Notes with a view to settling the Notes as soon as practicable.

Since the appointment of the JPLs on July 15, 2020, the Company has been negotiating a restructuring of the Company’s financial obligations under the supervision of the JPLs. On March 16, 2021, the Company announced that it entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes. See “Note 22-Subsequent Events-Restructuring Support Agreement”.

Pursuant to the indenture with respect to the Notes, the Company is obligated to pay additional interest at a rate equal to 0.5% per annum of the principal amount of the Notes outstanding for: (1) each day during the six-month period beginning on, and including, the date that is six months after the last date of original issuance of the Notes, as the Company failed to timely file any document or report that it is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, as applicable ((i) after giving effect to all applicable grace periods thereunder and (ii) other than reports on Form 6-K); and (2) for so long as the restrictive legend on the Notes has not been removed as of the 380th day after the last date of original issuance of the Notes. The Company accrued the additional interest payable in the amount of approximately US$1,071 and charged against the interest expenses accordingly by December 31, 2020.

Due to the Event of Default, as of December 31, 2020, 100% of the principal of the Notes with amount of US$460,000, the accrued and unpaid interest with approximate amount of US$3,341, as well as the additional interest with amount of US$1,071 were due and recorded as current liabilities with total approximate amount of US$464,412, meanwhile the accrued interest, additional interest as well as the unamortized issuance cost of the Notes with total amount of US$10,950 were charged against the interest expenses in the consolidation statements of comprehensive loss for the year ended December 31, 2020.

16.        ORDINARY SHARES

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

On January 9, 2020, the Company issued an aggregate 10,350,000 ADSs through the follow-on offering, representing 82,800,000 Class A ordinary shares (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 4,950,000 ADSs) at a public offering price of US$42.00 per ADS for a total for total proceeds net of underwriting discounts and commissions of US$419,485 (RMB2,888,517).

In 2020, 1,132,908,520 Class B ordinary shares were converted into Class A ordinary share at the conversion ratio of 1:1.

The outstanding ordinary shares as of December 31, 2020 consisted of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.       SHARE BASED COMPENSATION

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

A summary of the employee equity award activity under the 2019 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic Value
		US$	US$	Years	US$

Outstanding as of December 31, 2018	—	—	—	—	—
Granted	79,015,500	0.0002	43,045	—	—
Vested	(19,753,888)	0.0002	10,761	—	—
Forfeit	—	—	—	—	—
Outstanding as of December 31, 2019	59,261,584	0.0002	32,284	9	291,567
Granted	25,917,240	0.0002	16,387	—	—
Vested	(18,499,536)	0.0002	10,985	—	—
Forfeit	(32,492,992)	0.0002	17,701	—	—
Outstanding as of December 31, 2020	34,186,296	0.0002	19,985	8	36,237
Vested and expected to vest as of December 31, 2020	34,186,296	0.0002	19,985	—	36,237
Exercisable as of December 31, 2020	31,767,912	0.0002	18,213	—	33,674

The aggregated intrinsic value of share options vested and outstanding as of December 31, 2019 and 2020  was calculated based on the closing price of the Company’s Ordinary Shares on December 31, 2019 and 2020 of US$39.36 per ADS (equivalent to US$4.92 per Ordinary Share) and US$8.50 per ADS (equivalent to US$1.06 per Ordinary Share), respectively.

The total weighted average grant-date fair value of the equity awards granted during the year ended December 31, 2019 and 2020 was US$0.5448 and US$0.6323 per option, respectively. The Company issued new shares upon the vest of 19,753,888 options on December 31, 2019, and not issued new shares upon the vest of 19,289,792 options on December 31, 2020.

For the years ended December 31, 2018, 2019 and 2020, the Company recognized share-based compensation expense of nil, RMB152,285 and RMB22,029 (US$3,376) in general and administrative expenses. As of December 31, 2020, there was US$12,872 of unrecognized share-based compensation expense, which are expected to be recognized over a weighted average period of 2.13 years.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.       SHARE BASED COMPENSATION (CONTINUED)

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

The assumptions used to estimate the fair value of the share options granted to employees were as follows:

	2019		2020
Risk-free interest rate	2.79%		0.82%
Expected volatility	41.06%		74.37%
Expected dividend yield	0.00%		0.00%
Exercise multiple	2.80		2.20
Expected post-vesting forfeiture rate	0.00%		0.00%
Fair value of share option	US$	0.5448	US$	0.6323

18.       TAXATION

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

All income tax expenses for the year ended December 31, 2020 are current income tax expenses.

The Group’s income/(loss) before income taxes consisted of:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

Non-PRC	2,348	750	(2,937,591)	(450,207)
PRC	(1,621,500)	(3,159,870)	(3,303,200)	(506,239)

	(1,619,152)	(3,159,120)	(6,240,791)	(956,446)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2018, 2019 and 2020 to income tax expense were as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

Loss before income taxes	(1,619,152)	(3,159,120)	(6,240,791)	(956,446)

Income tax benefit computed at PRC statutory income tax rate of 25%	404,788	789,780	1,560,198	239,111
Additional deduction for R&D expenses	—	4,192	9,108	1,396
Non-deductible share-based compensation expenses	—	(38,071)	(5,507)	(844)
Non-deductible expenses	(14,678)	(43,651)	(24,495)	(3,754)
Change of valuation allowance	(390,800)	(535,424)	(164,850)	(25,264)
Effect of preferential tax rate	—	(181,304)	(9,395)	(1,440)
Effect of International tax rates	690	3,091	(727,446)	(111,487)
Error of accrual	—	—	188	29

Income tax expense	—	(1,387)	637,801	97,747

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.       TAXATION (CONTINUED)

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$

Deferred tax assets
Advertising expenses	21,218	—	—
Donation	1,262	1,613	247
Accrued expenses	10,272	40,189	6,159
Accrued welfare	701	833	128
Impairment loss of long-lived assets and investments	39,671	317,846	48,712
Allowance for doubtful accounts	14,603	21,122	3,237
Tax losses	849,351	1,359,044	208,283
Valuation allowance	(937,078)	(1,101,927)	(168,878)

Total deferred tax assets, net	—	638,720	97,888

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2019 and 2020, the Company and most of its subsidiaries and VIE were in cumulative loss position, except some new entities with immaterial taxable income. The valuation allowance of RMB937,078 and RMB1,101,927 (US$168,878) as of December 31, 2019 and 2020 was primarily provided for the deferred income tax assets of certain subsidiaries, which were not estimated to generate enough future taxable income to utilize its some portion or all of the benefits of the deferred tax assets.

Valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that some portion or all of the benefits of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

As of December 31, 2020, the Group had accumulated tax losses of RMB6,033,114 (US$924,615) derived from entities in the PRC, which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2021 to 2025 and 2028 if not utilized.

Unrecognized Tax Benefits

As of December 31, 2018, 2019 and 2020, unrecognized tax benefit of RMB4,479, RMB32,480 and RMB53,961 (US$8,270) if ultimately recognized would impact the effective tax rate. The unrecognized tax benefits were primarily related to deemed sales of free coupons to customers. The unrecognized tax benefits represent a reduction of the deferred income tax assets for tax loss carry forwards since the uncertain tax position would reduce the tax loss carry forwards under the tax law and the estimated income tax expenses the Group would be required to pay should its revenue for tax purposes be recognized in accordance with current PRC tax laws and regulations. The amounts of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time.

A roll-forward of unrecognized tax benefits is as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$

Balance at beginning of year	4,479	32,480	4,978
Additions based on tax positions related to the current year	28,001	21,481	3,292

Balance at end of year	32,480	53,961	8,270

For the years ended December 31, 2018, 2019 and 2020, no interest expense or penalty was accrued in relation to the unrecognized tax benefit.

The Group is currently under examination of PRC tax authorities. As of the issuance date of this report, the Group is not notified of any fine or penalty from the PRC tax authorities. For the years ended December 31, 2018, 2019 and 2020, the Company, its subsidiaries and the VIE remain subject to tax examinations.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.       LOSS PER SHARE

Basic and diluted loss per share for the period/year presented were calculated as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Numerator:
Net loss	(1,619,152)	(3,160,507)	(5,602,990)	(858,699)
Add: accretion to redemption value of convertible redeemable preferred shares	(1,571,182)	(552,036)	—	—
Add: deemed distribution to a certain holder of Series B convertible redeemable preferred shares	—	(2,127)	—	—
Less: Net loss attributable to non-controlling interests	—	(2,074)	(13,885)	(2,128)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(3,190,334)	(3,712,596)	(5,589,105)	(856,571)

Denominator:
Weighted average number of shares outstanding used in calculating basic and diluted loss per share	739,037,500	1,609,200,055	2,021,919,061	2,021,919,061

Basic and diluted loss per share:	(4.32)	(2.31)	(2.76)	(0.42)

The effects of all Preferred Shares and share-based awards in the number of 817,031, 19,753,888 and nil were excluded from the calculation of diluted loss per share as their effects would be anti-dilutive for the years ended December 31, 2018, 2019 and 2020. 1-to-500 share split concurrent with the completion of IPO in May 2019 was accounted for on a retrospective basis for the calculation of basic and diluted loss per share as if they were completed at the inception of the Company.

Basic and diluted loss per share are not reported separately for different classes of ordinary shares as each class of shares had the same rights to profits and losses.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.       WARRANT LIABILITY

The warrant liability is classified within Level 3. The Group estimated the fair value of the warrant liability as of December 31, 2019 using the binomial-lattice option valuation model, based on the remaining contractual term of the warrants, risk-free interest rate and expected volatility of the price of the underlying Series B-1 Preferred Shares. The assumptions used, including the market value of the underlying Series B-1 Preferred Shares in the latest round of financing and the expected volatility were subjective unobservable inputs. Significant changes in the inputs used in the fair value measurement of the Level 3 warrant liability in isolation would result in a significant change of fair value measurement. On April 26, 2019, TTCO exercised its warrants and the Company issued 15,211 Series B-1 Preferred Shares. Upon the completion of the Company’s IPO, 15,211 Series B-1 Preferred Shares were automatically converted into Class A ordinary shares at the conversion ratio of 1:1.

The following table presents a reconciliation of the warrant liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Warrant liability
	RMB	USD
Fair value at January 1, 2019	19,520	2,804
Change in fair value	8,322	1,195
Conversion to Series B-1 Preferred Shares	(27,842)	(3,999)
Fair value at December 31, 2019	—	—

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.       COMMITMENTS AND CONTINGENCIES

(a)         Operating lease commitments

The Group leases stores and offices for operation under operating leases. For the years ended December 31, 2019 and 2020, total rental expenses for all operating leases amounted to RMB641,945 and RMB715,053 (US$109,587) respectively. The Group rents an office and a store area from UCAR Inc., the amount of which was immaterial to the Group’s total rental expenses for the reported periods. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year consisted of the following as of December 31, 2020:

	RMB	US$

2021	551,170	84,470
2022	311,046	47,670
2023	142,933	21,905
2024	49,046	7,517
2025 and thereafter	7,478	1,146

Total	1,061,673	162,708

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases.

(b)         Capital commitments

As of December 31, 2020, the Group had the following capital commitment related to expenditures for construction in progress:

	RMB	US$

2021	39,576	6,065

Total	39,576	6,065

(c) Contingency

SEC Settlement

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

On April 2, 2020, the Special Committee brought to the attention of the Board information about the preliminary result of the Internal Investigation. As a result, the Company announced that investors should no longer rely upon the Group’s previous financial statements and earning releases for the nine months ended September 30, 2019 and the two quarters starting April 1, 2019 and ended September 30, 2019, including the prior guidance on net revenues from products for the fourth quarter of 2019, and other communications relating to these consolidated financial statements.  Prior to issuing the press release, the Company made a self-disclosure to the SEC.

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

On December 16, 2020, the SEC announced its settlement with the Company (“SEC Settlement”) regarding the Fabricated Transactions. Under the terms of the settlement, the Group, without admitting or denying the allegations of the SEC, consented to the entry of an order (i) requiring it to pay a civil money penalty in the amount of $180 million to the SEC, which shall be offset by any cash payments made by the Group to its security holders pursuant to any schemes of arrangement approved by the Cayman court in the proceeding for our provisional liquidation and restructuring, provided that such payments are made within 18 months subject to extensions granted by the SEC up to 24 months and the final distribution plan is not reasonably objectionable to the SEC staff, and (ii) permanently enjoining it from violations of certain federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934. On February 4, 2021, the United States District Court for the Southern District of New York issued a judgment approving the SEC Settlement.

On March 16, 2021, the Company announced that it entered into a restructuring support agreement with holders of a majority of the Notes, which is expected to provide recovery to the holders of the Notes in the amount of approximately 91%-96% of par value, including 32% of par in cash payment and potential additional cash payment in lieu of new notes. The Company expects to implement the restructuring through the implementation of a scheme of arrangement in respect of the Notes (the “Scheme”) pursuant to section 86 of the Companies Act. Accordingly, completion of the restructuring would be subject to, among other things: (i) the Company obtaining the requisite majorities at a meeting convened to vote on the Scheme; (ii) sanction of the Scheme by the Cayman Court; and (iii) the Scheme being enforced in the United States under chapter 15 of the U.S. Bankruptcy Code. See “Note 22 Subsequent Events- RSA”. The progress of the Scheme is under the supervision of the JPLs.

The Company is unable to predict with certainty the total amount of cash that will be paid to security holders according to the Cayman Court proceeding within the timeframe stipulated in the SEC Settlement and whether any ultimately approved distribution plan will be subject to any successful reasonable objections by the SEC Staff as contemplated by the SEC Settlement.  Consequently, as of December 31, 2020, the full amount of the SEC penalty in the amount of US$180,000 (RMB1,174,500) is recorded as non-current liability.

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

Since May 2020, the Group has started communications and negotiations with Schaerer with regard to the Memorandum, and has expressed that it will not be capable of performing the Memorandum in accordance with the designated schedule. On August 13, 2020, the Group explicitly notified Schaerer that it will not place any new orders under the Memorandum other than the aforementioned 2,720 units. Under the Memorandum the Group would be liable to compensate Schaerer if the Group fails to fulfill its commitment and any such payment is due on March 31, 2022. The parties are currently negotiating a mutually-agreeable resolution to the matter and may result in a material settlement payment at an earlier date. As December 31, 2020, the Group did not record any liability as the compensation could not be reasonably estimated as of the date of this filing.

(d)         Legal proceedings

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group made adequate disclose of contingency loss of which an unfavorable outcome of legal proceeding is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. Subsequent legal proceedings see “Note 22 Subsequent event — Legal Proceedings”.

Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters that already exited at the date of the balance sheet, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

U.S. Department of Justice Investigation (the “DOJ”)

The Group was contacted by the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) following the Group’s public disclosure on April 2, 2020 relating to the Fabricated Transactions.  The SDNY indicated that it had commenced an investigation into the Fabricated Transactions.  The Group has been in regular contact with the SDNY regarding its investigation including apprising the SDNY of the relevant Chinese laws that restrict the Group from providing evidence and information without prior approval from the Chinese Ministry of Justice.  The Group is committed to cooperating with the DOJ to the extent permissible under the applicable PRC laws.  The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation.

Ministry of Finance Investigation

On May 6, 2020, the Ministry of Finance of the PRC initiated its investigation into the accounting information of two entities of the Group. On July 31, 2020, the Ministry of Finance of the PRC announced its investigation has been substantially completed. The Ministry of Finance of the PRC further announced that they would impose and publish its relevant penalty decision to the Group in due course. The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation. The Group did not record it as a liability as of December 31, 2020.

U.S. Class Action

On February 13, 2020, April 2, 2020, April 8, 2020, and April 10, 2020, putative securities class action complaints were filed in the United States District Court for the Eastern and Southern Districts of New York against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. These lawsuits have been consolidated in the Southern District of New York, and is captioned In re Luckin Coffee Inc. Securities Litigation, 1:20-cv-01293 (S.D.N.Y.). On June 12, 2020, the court appointed co-lead plaintiffs pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated class action complaint was filed on September 24, 2020 that alleges, among other things, that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements.  The consolidated class action complaint variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 of the Securities Exchange Act of 1934, and Sections 11 and 15 of the Securities Act for a putative class period between May 17, 2019 to April 1, 2020. On March 5, 2021, the court entered a Stipulation and Order provisionally certifying the class for settlement purposes.  On March 30, 2021, the Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) issued an order recognizing Luckin’s Cayman Proceeding as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the United States against Luckin or its assets in the territorial jurisdiction of the United States, to the extent provided in section 362 of the U.S. Bankruptcy Code. On July 6, 2021, the court entered an order regarding dissemination of class notice. Notice was disseminated to the class and the deadline to opt out of the class action was September 17, 2021.

On September 20, 2021, the Company entered into a binding term sheet (the “Term Sheet”) with the lead plaintiffs in the provisionally certified class action In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC  (S.D.N.Y) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive. Pursuant to the Term Sheet, the settlement is subject to entering into definitive documentation and obtaining approvals from the U.S. Court overseeing the class action and the Cayman Court, which has oversight of Cayman Proceeding. The Term Sheet provides that the U.S. class action settlement amount will be calculated based on a Global Settlement Amount of $187.5 million, which will be reduced on a pro-rata basis based on the valid opt-out notices received pursuant to the U.S. Court’s prior order approving dissemination of a notice of pendency. The final report of valid opt out notices received will be provided to the U.S. Court on or before October 8, 2021. Therefore, the Company recognized provision for equity litigants settlement of $187,500 (approximately RMB1,226,119) for the year ended December 31, 2020 based on all subsequent progress of above securities litigation.

On May 26, 2020, June 18, 2020, and June 23, 2020, putative securities class actions complaints were filed in the Supreme Court of the State of New York, County of New York, against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering.  The lawsuits variously alleged that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements, in violation of Sections 11, 12 and 15 of the Securities Act.  On October 16, 2020, the court appointed co-lead plaintiffs and consolidated the lawsuits under the caption In re Luckin Coffee Inc. Securities Litigation, 651939/2020 (N.Y. Sup. Ct.).  A consolidated amended complaint was filed on December 23, 2020, adding claims against investment vehicles owned by former officers and directors of Luckin and Luckin’s agent for service of process, Cogency Global.  The amended complaint also asserted claims under the Securities Act on behalf of a class of purchasers of convertible senior notes issued by Luckin in January 2020.  On March 30, 2021, the U.S. Bankruptcy Court issued an order recognizing the Cayman Proceeding as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the United States against Luckin or its assets in the territorial jurisdiction of the Unitied States, to the extent provided in section 362 of the U.S. Bankruptcy Code.

U.S. “Opt Out” Claims

The Company has also been named as a defendant in the following opt-out lawsuits alleging violations of U.S. securities laws: Kingstown Capital Management. v. Luckin Coffee, 1:20-cv-07029 (S.D.N.Y.), which seeks to recover over $22 million in alleged losses; Lai Ye v. Luckin Coffee et al., 1:21-cv-2020 (S.D.N.Y.), who seeks to recover $4 million in alleged losses; Nuveen Winslow Large-Cap Growth ESG Fund et al. v. Luckin Coffee et al., 655177/2020 (N.Y. Sup. Ct.), which seeks to recover over $100 million in alleged losses; and Bequai v. Luckin Coffee, GV20019430-00 (Va. D. Ct., Fairfax Cty.), which seeks to recover $25,000 in losses. On March 30, 2021, the U.S. Bankruptcy Court issued an order recognizing the Cayman Proceeding as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the United States against Luckin or its assets in territorial jurisdiction of the United States, to the extent provided in section 362 of the U.S. Bankruptcy Code.

Certain individuals and institutions claiming to be ADS investors have made informal demands for the company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020, but have not commenced legal proceedings.  In the aggregate, the investors that have made information demands have asserted losses in excess of $325 million.

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

Cayman Bondholder Action

In May 2020, a group of bondholders commenced proceedings in the Cayman Court seeking to recover approximately US$155 million of losses from the Company. The lawsuit has been automatically stayed since July 15, 2020 by operation of section 97 of the Companies Act in light of the appointment of the JPLs. By summons dated May 1, 2020, the bondholders applied ex parte for a worldwide freezing order (the “WFO”) against the Company. On May 8, 2020, the Cayman Court granted an WFO. On July 1, 2020 to July 3, 2020 the return date hearing of the WFO took place and the Cayman Court heard the Company’s application to set aside the WFO. By ruling circulated in draft on July 16, 2020 and delivered on August 3, 2020, the Cayman Court determined that the WFO should be discharged. By order dated July 22, 2020, the Cayman Court discharged the WFO. On August 12, 2020 the Cayman Court ordered that the bondholders’ time for appealing the order to discharge the WFO is extended until the expiry of 14 days after the discharge of the appointment of the JPLs. Whilst the bondholders had previously indicated that they intended to appeal the order dated July 22, 2020, the Company considers that this is now unlikely following the execution of the RSA as it could constitute a breach of undertakings under the RSA. The lawsuit will also be discontinued in the event that the scheme of arrangement contemplated by the RSA (see below) becomes effective.

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

Over the duration of a month, the Investigation Team conducted 37 witness interviews, both external parties and Company personnel, including individuals who signed the January 3 Letter, reviewed certain documents and the Company’s systems, policies and procedures, emails and other documents and records, conducted a forensic analysis of various accounting transactions and related documents, as well as prepared a trend analysis of vendor purchase order to address allegations concern vendor selection.

On February 17, 2021, the Company announced, with its investigation completed, that the Investigation Team found no substantiating evidence to support any of the allegation in the January 3 Letter, and has reported its findings to the Company’s Board. Finally, the Special Panel concluded that, following the completion of the investigation, no further action would be required in respect of the allegations against the CEO.

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

Commencement of Chapter 15 Case in the United States

On February 5, 2021, the JPLs of the Company, Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited filed a verified petition under chapter 15 of the U.S. Bankruptcy Code (the “Chapter 15 Petition”) with the “U.S. Bankruptcy Court”. The Chapter 15 Petition sought recognition in the United States of the Company’s Cayman Proceeding” and related relief. On March 30, 2021, the U.S. Bankruptcy Court entered the Order Recognizing Cayman Proceeding and Granting Related Relief in Aid Thereof [Dkt. No. 48] (the “Recognition Order”). The Recognition Order granted certain relief requested in the Chapter 15 Petition, including recognition of the Cayman Proceeding in the United States and stay of all actions in the territorial jurisdiction of the United States against the Company or its assets in the territorial jurisdiction of the United States, to the extent provided in section 362 of the U.S. Bankruptcy Code. Certain other relief requested under the Chapter 15 Petition remains under the consideration of the U.S. Bankruptcy Court.

U.S. Derivative Action

The Company is a nominal defendant in a consolidated putative derivative action filed in the Supreme Court of the State of New York captioned In re Luckin Coffee Inc. Derivative Litigation, 652800/2020 (N.Y. Sup. Ct.). This action is stayed pending the Court’s order resolving defendants’ motion to dismiss the complaint in the federal securities class action. On March 30, 2021, the U.S. Bankruptcy Court issued an order recognizing the Cayman Proceeding as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the United States against Luckin or its assets in the territorial jurisdiction of the United States, to the extent provided in section 362 of the U.S. Bankruptcy Code.

Restructuring Support Agreement (“RSA”)

Since the appointment of the JPLs on July 15, 2020, the Company has been negotiating a restructuring of the Company’s financial obligations (the “Restructuring”) under the supervision of the JPLs.

On March 16, 2021, the Company announced that it entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes.

Pursuant to the Restructuring contemplated in the RSA, which the holders of the Notes who are party to the RSA have agreed to support and vote in favor of, the Company expects to restructure the Notes in a manner designed to allow the Company to comprehensively address its capital structure and better position it for long-term success. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91-96% of par value.

The Company expects to implement the Restructuring through the Scheme. which is a court approved arrangement in the Cayman Islands pursuant to the Companies Act. The RSA provides that the Scheme must be approved in the Cayman Court and then enforced in the United States under chapter 15 of the U.S. Bankruptcy Code. Based on the latest holdings reported to the Company, the aggregate principal amount of the Notes held by the noteholders who are party to the RSA (the “Restricted Group”) is currently well above the voting threshold of seventy-five percent (75%), being the amount that is required to approve a scheme of arrangement under Cayman law.1

Transactions Contemplated in the RSA

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

1  A scheme of arrangement will become legally binding on all holders of claims subject to the scheme, including both those who voted against the scheme of arrangement and those who did not vote, provided that (i) a majority in number of the relevant creditors, holding at least seventy-five percent (75%) in value of claims, present and voting at the scheme meeting, vote in favor of the scheme of arrangement, (ii) the Cayman Court then sanctions the scheme; and (iii) the sanction order is delivered to the Registrar of Companies of the Cayman Islands for registration.

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

Prior to the RSA Long-Stop Date, the Company is required to complete certain milestones to ensure the Restricted Group’s continued support for the Restructuring. These milestones include obtaining reasonable assurance of offshore funding in an amount equal to or greater than the Cash Consideration by June 14, 2021 (the “Financing Milestone”) and launching the Scheme by September 1, 2021 (the “Scheme Launch Milestone”). As previously reported on April 15, 2021, the Company has completed the PRC regulatory approval process, including obtaining relevant approvals from The State Administration of Foreign Exchange (“SAFE”) of the PRC through a designated PRC foreign exchange handling bank, to transfer such sufficient amount of funds out of the PRC through a planned capital reduction. The completion of the approval process satisfies the Financing Milestone under the RSA. As stated above, the RSA contemplates that the Restructuring will be implemented via a scheme of arrangement pursuant to section 86 of Companies Act. On September 1, 2021, the Company announced that the Company, the JPLs and the holders of a majority of the Notes extended the milestone to launch to the scheme of arrangement from September 1, 2021 to September 22, 2021. On September 20, 2021, the Company filed an application with the Cayman Court seeking an order directing the convening of the class of creditors affected by the Scheme, to consider and if thought fit, approve, with or without modification, the Scheme, in compliance with the requirements under the RSA.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.       SUBSEQUENT EVENTS (CONTINUED)

Entering into an Investment Agreement

On April 15, 2021, the Company entered into an investment agreement (the “Investment Agreement”) with an affiliate of Centurium Capital, as the lead investor, and Joy Capital.

Pursuant to the Investment Agreement, (i) Centurium Capital has agreed to an investment, through a private placement, totaling approximately US$240 million in senior convertible preferred shares of the Company (“Senior Preferred Share(s)”), and (ii) Joy Capital agreed to an investment, through a private placement, totaling approximately US$10 million in Senior Preferred Shares (collectively, the “Transactions”). Under certain circumstances, Centurium Capital and Joy Capital may be able to upsize on a pro rata basis for an additional US$150 million. However, pursuant to the Investment Agreement, Centurium Capital and Joy Capital can no longer exercise the Upsize because the Company had obtained approval from SAFE to transfer funds out of the PRC by a benchmark date set forth therein. The closing of the Transactions will be subject to a series of closing conditions, including the implementation of the Restructuring through the Scheme in accordance with the terms of the RSA.

Entering into an ADS Settlement Agreement with the Lead Plaintiff

On September 20, 2021, we entered into a binding term sheet with the lead plaintiffs in the provisionally certified class action In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC  (SDNY) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive. See “Note 21 Commitments and Contingencies– Legal Proceedings - U.S. Class Action”.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.       PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,044,691	180,001	27,586
Amount due from a shareholder	—	22,335	3,423
Amounts due from subsidiaries	8,799,751	13,082,149	2,004,927
Other current assets	5,234	10,889	1,669
Total current assets	9,849,676	13,295,374	2,037,605

Non-current assets:
Investments in subsidiaries and VIE	(4,660,082)	(4,824,019)	(739,313)
Total non-current assets	(4,660,082)	(4,824,019)	(739,313)

Total assets	5,189,594	8,471,355	1,298,292

LIABILITIES AND SHAREHOLDERS’ DEFICITS
Current liabilities:
Amounts due to subsidiaries	129,470	111,539	17,094
Other payables	—	106,921	16,386
Total current liabilities	129,470	218,460	33,480

Non-current liabilities:
Other non-current liabilities	—	197,091	30,206
Convertible notes	—	3,001,500	460,000
Payable for SEC settlement	—	1,174,500	180,000
Payable for equity litigants settlement	—	1,223,438	187,500
Total non-current liabilities	—	5,596,529	857,706

Total liabilities	129,470	5,814,989	891,186

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.       PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed balance sheets (continued)

	As of December 31,
	2019	2020
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value; 20,000,000,000 and 20,000,000,000 shares authorized as of December 31, 2019 and December 31, 2020, respectively, 664,687,728 and 1,880,396,244 issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	8	20	3
Class B ordinary shares (US$0.000002 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2019 and December 31, 2020, respectively; 1,277,687,072 and 144,778,552 issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	13	2	—
Additional paid-in capital	11,846,341	14,745,172	2,259,796
Accumulated deficit	(6,863,595)	(12,452,882)	(1,908,487)
Accumulated other comprehensive income	77,357	364,054	55,794
Total shareholders’ equity	5,060,124	2,656,366	407,106

Total liabilities and shareholders’ equity	5,189,594	8,471,355	1,298,292

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.       PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Operating loss
General and administrative expenses	(557)	(25,773)	(109,119)	(16,724)
Losses and expenses related to Fabricated Transactions and restructuring	—	—	(332,814)	(51,006)
Foreign exchange loss	(264)	(29)	—	—
Change in the fair value of warrant liability	(19,276)	(8,322)	—	—
Share of losses from subsidiaries and VIE	(1,602,848)	(3,164,198)	(2,661,076)	(407,830)
Interest income	3,823	43,606	21,910	3,358
Other (expense)/income	—	(3,635)	2,445	374
Interest and financing expenses	(30)	(82)	(107,258)	(16,438)
Provision for SEC settlement	—	—	(1,177,074)	(180,394)
Provision for equity litigants settlement	—	—	(1,226,119)	(187,911)
Net loss before income taxes	(1,619,152)	(3,158,433)	(5,589,105)	(856,571)
Income tax expense	—	—	—	—
Net loss	(1,619,152)	(3,158,433)	(5,589,105)	(856,571)
Accretion to redemption value of convertible redeemable preferred shares	(1,571,182)	(552,036)	—	—
Deemed distribution to a certain holder of Series B Preferred Shares	—	(2,127)	—	—
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(3,190,334)	(3,712,596)	(5,589,105)	(856,571)

Net loss	(3,190,334)	(3,712,596)	(5,589,105)	(856,571)
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation difference, net of tax of nil	(2,076)	79,433	286,697	43,938
Total Comprehensive loss	(3,192,410)	(3,633,163)	(5,302,408)	(812,633)

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.       PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of cash flows

	For the year ended December 31,
	2018	2019	2020
		RMB	RMB	US$

Net cash generated from operating activities	45,469	17,722	130,504	20,001
Net cash used in investing activities	(2,800,092)	(5,419,820)	(6,802,055)	(1,042,461)
Net cash generated from financing activities	3,596,798	5,604,614	5,806,861	889,940
Net increase/(decrease) in cash and cash equivalents	842,175	202,516	(864,690)	(132,520)
Cash and cash equivalents at beginning of the years	—	842,175	1,044,691	160,106
Cash and cash equivalents at end of the years	842,175	1,044,691	180,001	27,586

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

The subsidiaries and VIE did not pay any dividends to the Company for the years presented.