Form 20-F
period 2021-12-31
Luckin Coffee Inc.
filed 2022-04-14
CIK 1767582

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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
Email: ir@lkcoffee.com
28th Floor, Building T3, Haixi Jingu Plaza
1-3 Taibei Road
Siming District, Xiamen City, Fujian
People’s Republic of China, 361008
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Trading Symbol
American depositary shares, each ADS represents eight Class A ordinary shares, par value US$0.000002 per share	LKNCY
Class A ordinary shares, par value US$0.000002 per share*	N/A

* Not for trading, but only in connection with the quoting of the American depositary shares on the OTC Market.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,950,457,380 Class A ordinary shares, par value US$0.000002 per share, 144,778,552 Class B ordinary shares, par value US$0.000002 per share, and 295,384,615 senior convertible preferred shares, par value US$0.000002 per share, as of December 31, 2021.

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

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

[APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐	No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing eight of our Class A ordinary shares;
●	“Beijing WFOE” refers to Beijing Luckin Coffee Co., Ltd.;
●	“CAC” refers to the Cyberspace Administration of China;
●	“Certificate of Designation” refers to the certificate of designation dated November 30, 2021 that the Company adopted to create and issue a new series of preferred shares;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
●	“Class A ordinary shares” refers to the Company’s Class A ordinary shares of par value US$0.000002 per share;
●	“Class B ordinary shares” refers to the Company’s Class B ordinary shares of par value US$0.000002 per share;
●	“Company” refers to Luckin Coffee Inc., a Cayman Islands exempted company;
●	“item sold” refers to an item transacted on our mobile apps or through third-party platforms in a given period, regardless of whether the item was paid for or was merely ordered through our free product marketing initiative;
●	“Luckin,” “we,” “us,” “our company,” “Group” and “our” refer to Luckin Coffee Inc., a Cayman Islands exempted company, its subsidiaries and, in the context of describing our consolidated financial statements, its variable interest entity;
●	“Ordinary Shares” as of the date hereof refers to our Class A and Class B ordinary shares of par value US$0.000002 per share and, prior to the completion of our initial public offering, our ordinary shares and angel-1 and angel-2 shares of par value US$0.001 per share;
●	“our mobile apps” refers to our self-developed mobile apps, primarily including Luckin mobile apps and Weixin mini program;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“Senior Preferred Shares” refers to a series of preferred shares of the Company of par value US$0.000002 per share, designated as “Senior Preferred Shares” pursuant to the Certificate of Designation;
●	“Shares” refers to shares in the capital of the Company of any or all classes as the context may require, including any Ordinary Shares or Senior Preferred Shares;
●	“SKUs” refers to stock keeping unit, a distinct type of item for sale;
●	“transacting customer” refers to a customer who bought at least one item we offer on our mobile apps or through third-party platforms in a given period, regardless of whether the customer paid for the item or merely ordered through our free product marketing initiative. Each unique mobile account is treated as a separate customer for purposes of calculating transacting customer;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

●	“variable interest entity” or “VIE” refers to Beijing Luckin Coffee Technology Ltd., which is a PRC company in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, due to our having effective control over, and our being the primary beneficiary of, such entity.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

Luckin Coffee Inc. is a Cayman Islands holding company that operates its business in China through its PRC subsidiaries and holds certain foreign restricted licenses and permits which we might need in the future through our VIE (as defined above). Such structure involves unique risks to investors. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure—We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.” Moreover, if the PRC government deems that any of our business operations carried out by our subsidiaries were to be restricted or prohibited from foreign investment or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in the affected operations. Additionally, potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, will affect our ability to consolidate the financial results of the VIE, which have not been material to the Group and are not expected to be material in the future. In 2019, 2020 and 2021, the VIE did not generate any revenue. As of December 31, 2020 and 2021, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 0.64% and 0.05% of our consolidated total assets as of the same dates, respectively.

We face various risks and uncertainties related to doing business in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business and accept foreign investments. For example, we face risks associated with regulatory approvals on offshore securities offerings, oversight on cybersecurity and data privacy, as well as the lack of U.S. Public Company Accounting Oversight Board (“PCAOB”) inspection on our auditors. The PRC government has recently published new policies that significantly affected various industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China.”

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our mission, vision, strengths and growth strategies;
●	our future business development, results of operations and financial condition;
●	relevant government policies and regulations relating to our business and industry;
●	COVID-19 pandemic and its impact on our business;
●	the legal and governmental proceedings, investigations and information requests against us;
●	the restructuring of our financial obligations;
●	the potential settlement of contingent liabilities pursuant to litigations filed or threatened to be filed against us;
●	general economic, political, demographic and business condition in China and globally; and
●	assumptions underlying or related to any of the foregoing.

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

Important factors that could cause actual future results to differ materially from our expectations include, among others, the following:

●	the impacts of the ongoing COVID-19 pandemic on our business, including the impacts on our supply chain;
●	the expense, timing and outcome of legal and governmental proceedings, investigations and information requests relating to, among other matters, our disclosure and accounting practices, including the impact of our settlement with the SEC, pending and ongoing investigations by the U.S. and PRC authorities, a number of pending litigations, including putative class actions, and other investigations or proceedings that are ongoing or may be initiated;
●	the outcome and effect of the restructuring of our financial obligations;

●	the success of members of our management in assuming their roles and the ability of the management team to implement and achieve our strategies and goals as they develop;
●	the success of the members of our board of directors in assuming their roles;
●	the effect of the non-reliance identified in, and the resultant restatement of, certain of our previously issued financial results; and any claims, investigations or proceedings (and any costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom), negative publicity or reputational harm that has arisen or may arise as a result;
●	the effectiveness of the measures implemented to improve the overall effectiveness of our internal control system, our deficient control environment and the contributing factors leading to the misstatement of our results and the impact such measures may have on us and our businesses;
●	potential additional litigation and regulatory investigations (and any costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom), negative publicity and reputational harm on us, products and business that may result from public scrutiny of our business, disclosure and accounting practices;
●	the impacts of changes and developments in the international geopolitical environment;
●	the impacts of changes and developments in regulatory policies in China and the United States; and
●	our debt (and potential additional future indebtedness) and current and future debt service obligations, our ability to reduce our outstanding debt levels in accordance with our stated intention and the resulting impact on our financial condition, cash flows and results of operations.

In addition, we are faced with other risks and uncertainties, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure.” A summary of the principal risks we face is set forth below.

Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Control, Offshore Restructuring and Related Matters

●	The previously disclosed Fabricated Transactions have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, and required significant time and attention from our senior management, among other adverse impacts.
●	We are the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the Fabricated Transactions, which have had and could continue to have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims and material liabilities.
●	We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that, absent settlement, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and our reputation.
●	Matters relating to or arising from the restatement and the Internal Investigation, including adverse publicity and potential concerns from our customers, suppliers or others with whom we do business, have had and could continue to have an adverse effect on our business and financial condition.

v

●	If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.
●	We have substantially consummated an offshore restructuring of the Company’s indebtedness under the supervision of “light touch” joint provisional liquidators appointed pursuant to an order of the Grand Court of the Cayman Islands, including a restructuring of indebtedness to bondholders and settlement of certain of our contingent liabilities with respect to the Fabricated Transactions. We cannot rule out the possibility that the restructuring will continue to have legacy impact on our business and financial condition.

Risks Relating to Our Business and Industry

●	Our operations have been and may continue to be affected by the COVID-19 pandemic.
●	We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.
●	If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.
●	We face intense competition in China’s coffee industry and food and beverage sector in general, and our products are not proprietary. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.
●	Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talent. If we fail to hire, train, retain or motivate our staff, our business may suffer.
●	Our business generates and processes a large amount of data, which subjects us to evolving governmental regulations and other legal obligations related to privacy, cybersecurity, information security and data protection, many of which are subject to changes and uncertain interpretations. Any failure to comply with these governmental regulations and legal obligations, improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.
●	A significant interruption in the operations of our third-party suppliers, retail partners and service providers could potentially disrupt our operations.
●	Failure to maintain the quality and safety of our products could have a material and adverse effect on our reputation, financial condition and results of operations
●	Any significant disruption in our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would materially and adversely affect our business, reputation, financial condition and results of operations.
●	We had in the past failed to comply with the terms of our indebtedness, which accelerated as a result. Failure to comply with the terms of our existing or future indebtedness could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

●	We established the VIE to hold certain foreign restricted licenses and permits that we might need in the future. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, affect our financial condition and results of operations. If the PRC government finds such agreements noncompliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them could have a material adverse effect on our business.
●	If any of our business operations carried out by our subsidiaries were to be restricted or prohibited from foreign investment or if our VIE structure were to be deemed as a method of foreign investment under any current or future PRC laws, regulations and rules, our current corporate structure, business, financial condition and results of operations may be materially and adversely affected.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	Uncertainties with respect to the PRC legal system could adversely affect us.
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors of the benefits from such inspections.
●	Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB is unable to inspect or fully investigate our auditors. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States.
●	The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading on the OTC.
●	Various legislative and regulatory developments related to U.S.-listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the United States and the trading prices of our ADSs.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
●	The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offerings, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

PART I

Item 1.      Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.      Offer Statistics and Expected Timetable

Not applicable.

Item 3.      Key Information

3.A.	[Reserved]
3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Luckin Coffee Inc. is a Cayman Islands holding company that operates its business in China through its PRC subsidiaries and holds certain foreign restricted licenses and permits, such as the internet content provider license (the “ICP license”), which it might need in the future through the VIE. As used in this annual report, “we,” “us,” “our company,” “our,” “Group” or “Luckin” refers to Luckin Coffee Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, our consolidated VIE. However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIE in practice as current PRC laws and regulations restrict foreign investment in certain telecommunication related businesses. As a result, we depend on certain contractual arrangements with the VIE to use, or otherwise benefit from, certain foreign restricted licenses and permits that we might need in the future, such as the ICP license, held by the VIE. This structure allows us to exercise effective control over the VIE, and is designed to replicate substantially the same economic benefits as would be provided by direct ownership. The VIE is owned by certain nominee shareholders, not us. Investors of our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries, which have substantial business operations and assets, or the VIE. Investors who are non-PRC residents may never directly hold equity interests in the VIE under current PRC laws and regulations.

In this annual report, we refer to Luckin Coffee (China) Co., Ltd., Beijing Luckin Coffee Co., Ltd., Luckin Investment (Tianjin) Co., Ltd., Luckin Coffee Roasting (Xiamen) Co., Ltd., Luckin Coffee Roasting (Pingnan) Co., Ltd. and their subsidiaries as the PRC subsidiaries in the context of describing of their activities. We refer to Beijing Luckin Coffee Technology Ltd. as the VIE in the context of describing its activities and contractual arrangements with us. The VIE primarily holds certain restricted licenses and permits which we might need in the future. Our VIE is consolidated for accounting purposes, but the Company does not own equity in it. The Company does not conduct operations by itself.

Our corporate structure involves unique risks to investors in the ADSs. Our contractual arrangements with the VIE have not been tested in court. If the PRC government deems that any of our business operations carried out by our subsidiaries were to be restricted or prohibited from foreign investment, our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in the affected operations. Additionally, potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, will affect our ability to consolidate the financial results of the VIE, which have not been material to the Group and are not expected to be material in the future. In 2019, 2020 and 2021, the VIE did not generate any revenue. As of December 31, 2020 and 2021, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 0.64% and 0.05% of our consolidated total assets as of the same dates, respectively. See “Item 3. Key Information—3.D. Risk Factor—Risks Relating to Our Corporate Structure” for a detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore securities offerings, anti-monopoly regulatory investigations and actions, cybersecurity and data privacy compliance, as well as the lack of inspection from the PCAOB, on our auditors (which may potentially lead to the trading suspension of ADSs from the U.S. market). The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected various industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or in extreme cases, become worthless.

Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Control, Offshore Restructuring and Related Matters

The previously disclosed Fabricated Transactions have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, and required significant time and attention from our senior management, among other adverse impacts.

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

The Fabricated Transactions had and could continue to have material adverse impacts on us. We were or are the subject of a number of legal proceedings, investigations and inquiries with respect to the Fabricated Transactions and have been named as a defendant in a number of lawsuits, including class action lawsuits. We incurred significant costs in connection with the Internal Investigation, including legal expenses and costs associated with the restatement and adjustment of our financial statements. We may also incur material costs associated with our indemnification arrangements with our current and former directors and certain of our officers, as well as other indemnitees. Moreover, an unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against us, and/or our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. For example, we currently do not have an effective director and officer liability insurance, and may not be able to obtain a director and officer liability insurance at reasonable cost or terms, or at all, in the future. Following disclosure of the Fabricated Transactions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future. The Fabricated Transactions also led to material adverse impacts on our operations, our reputation and our relationships with business partners, as well as material adverse impacts on our financial position, including incurred costs and expenses and our ability to raise new capital in the future. Further, our senior management team is expected to continue to devote significant time and efforts to address the impacts associated with or arising from the Fabricated Transactions.

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

We were, have been or are currently the subject of a number of legal proceedings and investigations and inquiries by governmental agencies in various jurisdictions, including the investigations by the SEC and the U.S. Department of Justice (the “DOJ”) relating to the Fabricated Transactions, the lawsuits relating to the default under the terms of the convertible senior notes indenture offered on January 10, 2020, penalty decisions from the Chinese State Administration for Market Regulation and certain of its sub-bureaus (collectively, the “SAMR”) relating to the Fabricated Transactions, the investigation by the Ministry of Finance of the PRC and other regulatory and court proceedings and investigations. On September 23, 2020, we received penalty decisions from the SAMR, which found that our conduct related to the Fabricated Transactions violated the PRC Anti-Unfair Competition Laws. On December 16, 2020, we entered into settlement with the SEC regarding the Fabricated Transactions, under which we were subject to payment of penalties and are enjoined from violation of certain federal securities laws. Entering into the settlement with the SEC also results in the loss of certain exemptions or protections that were available to us under federal securities laws. On February 4, 2021, the United States District Court for the Southern District of New York (the “SDNY Court”) approved the SEC settlement. On February 3, 2022, the SEC filed with the SDNY Court a notice acknowledging that the Company has satisfied the civil penalties arising from the SEC settlement. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We are unable to predict how long the ongoing proceedings, investigations and inquiries will continue, and we may continue to incur significant costs in connection with these matters and that these proceedings, investigations and inquiries may result in diversion of management’s time, regardless of the outcome. These proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative sanctions against us and/or certain of our officers, or in changes to our business practices, among others. In addition, there might be proceedings, investigations and inquiries with respect to the Fabricated Transactions that are unknown to us or that might be initiated in the future, which could have a material adverse effect on us. For example, we have corrected our VAT filing to the PRC tax authorities for rectifying the revenues and VAT payable recognized in relation to the Fabricated Transactions. However, we are uncertain whether such correction in the previous VAT filing will fully resolve the matter to the satisfaction of the PRC tax authorities, and if the PRC tax authorities do not accept such correction, then the Fabricated Transactions are likely to be treated as transactions with issuance of false VAT invoices, and we may be required by the PRC tax authorities to pay corresponding VAT tax for the Fabricated Transactions. In addition, the PRC tax authorities may confiscate the illegal income and we may be subject to fines up to RMB500,000 per implicated entity, and further criminal penalties may be imposed on us if such violations are deemed to constitute criminal offenses.

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

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that, absent settlement, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and our reputation.

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits described in “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings,” and will, absent any negotiated settlement, have to defend against such suits, including any appeals of such suits should our initial defenses be unsuccessful. In the event that our initial defenses of these suits are unsuccessful, there can be no assurance that we will prevail in any appeal.

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

We have been and could continue to be the subject of negative publicity focusing on the restatement and adjustment of our financial statements, and we may be adversely impacted by negative reactions from our customers, suppliers or others with whom we do business. Concerns include the perception of the effort required to address our accounting and internal control environment, and the ability for us to be a long-term provider to our customers. Continued adverse publicity and potential concerns from our customers and business partners or others could harm our business and have an adverse effect on our reputation, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (“Section 404”), requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In 2021, our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2021. Based on this evaluation, we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2021. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm has issued an attestation report, which has concluded that as of December 31, 2021, our internal control over financial reporting was effective.

Even though we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2021, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected.

In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

The delisting of our ADSs from Nasdaq may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.

On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. The delisting of our ADSs from Nasdaq has had and may continue to have a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting:

●	the liquidity of our ADSs;
●	the market price of our ADSs;
●	the number of institutional and other investors that will consider investing in our ADSs;
●	the availability of information concerning the trading prices and volume of our ADSs;
●	the number of broker-dealers willing to execute trades in our ADSs; and
●	our ability to obtain equity or debt financing for the continuation of our operations.

The lack of an active trading market may limit the liquidity of an investment in our ADSs, meaning you may not be able to sell our ADSs you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of our ADSs.

We have substantially consummated an offshore restructuring of the Company’s indebtedness under the supervision of “light touch” joint provisional liquidators appointed pursuant to an order of the Grand Court of the Cayman Islands (the “Cayman Court”), including a restructuring of indebtedness to bondholders and settlement of certain of our contingent liabilities with respect to the Fabricated Transactions. We cannot rule out the possibility that the restructuring will continue to have legacy impact on our business and financial condition.

On July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” Joint Provisional Liquidators of the Company (the “JPLs”). The JPLs were appointed on the application of the Company in response to the presentation of a winding-up petition by a creditor of the Company in the Cayman Court. During the provisional liquidation, we operated our business under the day-to-day control of the Board, under the supervision of the JPLs, in accordance with a protocol executed on October 16, 2020. Among other things, the protocol required us to obtain the approval of the JPLs in respect of certain key management matters, including but not limited to the Company’s cash allocation, certain outward payments and any steps proposed to be taken by the Board outside of the ordinary course of the business of the Company and its subsidiaries. Under Cayman Islands law, no suit, action or other proceedings could be commenced or continued against the Company in the Cayman Islands during the course of the provisional liquidation, without the leave of the Cayman Court. In addition, the commencement or continuation of suits, actions or proceedings in the territorial jurisdiction of the U.S. against the Company and its assets in the territorial jurisdiction of the U.S. were stayed, to the extent provided in section 362 of title 11 of the United States Code (the “U.S. Bankruptcy Code”). This stay arose pursuant to the order of the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) entered in the case commenced with respect to us under chapter 15 of the U.S. Bankruptcy Code (the “Chapter 15 Case”). The stay remained effective for the duration of the Chapter 15 Case, which was closed on April 8, 2022.

Following the JPLs’ appointment, which constituted an event of default under our convertible senior notes indenture, 100% of the principal of, and accrued and unpaid interest on, the US$460 million 0.75% convertible senior notes due 2025 (the “Notes”) automatically became immediately due and payable. Accordingly, we took steps to negotiate a restructuring of our financial obligations owing under the Notes (the “Restructuring”), under the supervision of the JPLs. On March 16, 2021, we announced that we had entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes. On September 21, 2021, we announced that we had filed a summons for directions and a petition in the Cayman Court seeking court sanction of a scheme of arrangement (the “Scheme”) for the purposes of the Restructuring. On December 1, 2021, we announced that at a meeting regarding the Scheme held on November 30, 2021, creditors representing approximately 97.7% of the aggregate outstanding principal amount of the Notes had voted unanimously to approve the Scheme and that, accordingly, the Scheme had been approved by the requisite majority of creditors. On December 14, 2021, we announced that the Cayman Court had sanctioned the Scheme. On January 28, 2022, the Restructuring of the Notes as contemplated by the Scheme became effective, and was substantially consummated. In aggregate, in exchange for the Notes, we have issued consideration under the Scheme totaling approximately US$245.5 million of cash, US$109.9 million of 9.00% series B senior secured notes due 2027 (the “New Notes”) and 9,527,601 ADSs representing 76,220,808 Class A ordinary shares, which includes 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme. Subsequently, the parties to the amended winding up petition (filed in substitution on January 7, 2021) applied consensually to the Cayman Court for leave to withdraw or have the petition dismissed. By order of the Cayman Court dated February 25, 2022, the petition was dismissed and the JPLs were formally discharged with effect from March 4, 2022, bringing the provisional liquidation to a close. In addition, a final report was filed with the U.S. Bankruptcy Court on March 4, 2022 requesting entry of an order closing the Chapter 15 Case, and the U.S. Bankruptcy Court entered an order closing the Chapter 15 Case on April 8, 2022.

We cannot rule out the possibility that the Restructuring will continue to have legacy impact on our business and financial condition. For example, failure to comply with the terms under the New Notes could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity and in turn affect our business, financial condition and results of operations.

We are aware that certain persons and entities (and their beneficiaries) who purchased or otherwise acquired the Company’s ADSs have filed a series of lawsuits alleging that the Company (and others) violated United States securities law. As of the date of this annual report, the Company considers the claims asserted in these lawsuits as contingent liabilities as the Company’s liability has not yet been established by the relevant courts, except for the settlements reached as described in “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

On September 20, 2021, we entered into a binding term sheet with the lead plaintiffs in the provisionally certified class action In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC (SDNY) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive, and on October 20, 2021, we entered into a Stipulation and Agreement of Settlement reflecting the terms of the settlement (the “Federal Class Settlement”). The amount of the Federal Class Settlement is $175 million. The Federal Class Settlement was sanctioned by the Cayman Court overseeing the Company’s “light touch” provisional liquidation on October 21, 2021, and received preliminary approval from the U.S. Court overseeing the class action on October 26, 2021. The Federal Class Settlement remains contingent on our ability to fund the settlement amount and final approval of the settlement from the U.S. Court. A hearing for final approval of the Federal Class Settlement has been scheduled by the U.S. Court for July 22, 2022.

On January 9, 2022, the Company reached an agreement in principle with the lead plaintiffs in the putative class action In re Luckin Coffee Inc. Securities Litigation, Index No. 651939/2020 (Sup. Ct. N.Y. Cty.) (the “State Class Action”), pending in the Commercial Division of the Supreme Court of the State of New York (the “State Court”) to resolve claims that have been or could be filed on behalf of a class of purchasers of the Notes who did not release their claims in connection with the Scheme. The settlement remains subject to negotiation and execution of a stipulation of settlement, as well as approval from the State Court.

The Company also expects to expend additional amounts to resolve claims of investors who submitted valid opt-out notices. The Company has already been named as a defendant in a number of opt-out lawsuits alleging violations of U.S. securities laws. In addition, certain individuals and institutions, who have submitted opt-out notices, claim to have made investments relating to the Company’s ADS and have made informal demands for the Company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020, but have not commenced legal proceedings. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” There may also be more lawsuits filed against us in the future. Failure to settle these lawsuits or other unfavorable outcomes in these proceedings could result in significant damages, additional penalties or other remedies imposed against us, our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows.

The New Notes are exclusively the Company’s obligations but our operations are conducted through, and substantially all of our consolidated assets are held by, our subsidiaries and VIE.

The New Notes are issued pursuant to a senior secured notes indenture dated as of January 28, 2022 by and between, the Company, the entities listed as Subsidiary Guarantors (as defined therein) and The Bank of New York Mellon in its capacity as the trustee, common security agent, paying agent, registrar and transfer agent (the “New Notes Trustee” or and the “Common Security Agent”) (the “Base Indenture”), and Series B supplemental indenture dated as of January 28, 2022 by and between the parties to the Base Indenture (the “Series B Supplemental

Indenture”, together with the Base Indenture, the “New Notes Indenture”). The forms of Base Indenture and Series B Supplemental Indenture were filed as Exhibit T3C-1 and Exhibit T3C-3, respectively, to our application for qualification of trust indentures on Form T-3 (File Number 022-29096), as amended, initially filed with the Securities and Exchange Commission on January 18, 2022. The New Notes are exclusively the Company’s obligations guaranteed by Company’s Offshore Subsidiaries (as defined in the New Notes Indenture). However, the New Notes are not guaranteed by any of our operating subsidiaries or VIE. A substantial portion of our consolidated assets are held by, and a substantial portion of our business is conducted through, our operating subsidiaries and VIE. Accordingly, the Company’s ability to service our debt, including the New Notes, depends on the results of operations of our operating subsidiaries and VIE and upon the ability of such operating subsidiaries or VIE to provide the Company with cash, whether in the form of dividends, loans, service fees or otherwise, to pay amounts due on the Company’s obligations, including the New Notes. Our operating subsidiaries and VIE are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the New Notes or to make any funds available for that purpose. In addition, dividends, loans, service fees or other distributions to us from such operating subsidiaries or VIE may be subject to regulatory contractual and other restrictions and are subject to other business considerations.

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

The circumstances that led to the failure to file our annual report on time, and our efforts to investigate, assess and remediate those matters have caused and may continue to cause delays in our SEC filings.

Our ability to maintain a timely filing schedule with respect to our SEC reporting obligations is subject to a number of contingencies, including whether we can maintain the effectiveness of our internal control over financial reporting. We cannot assure you that we will be able to timely make our future filings.

In case we delay our filings, investors may need to evaluate certain decisions with respect to our ADSs in light of our lack of current financial information. In addition, the SEC adopted amendments to the Exchange Act Rule 15c2-11 in September 2020 that enhanced disclosure and investor protection in the OTC market by ensuring that broker-dealers do not publish quotations for an issuer’s security when current issuer information is not publicly available, subject to certain exceptions. Therefore, if we are delayed in our filings, the broker-dealers will not be able to publish quotations for our ADSs on the OTC market. In such an event, the trading volume of our ADSs will be negligible, and the trading price may fall sharply as a result.

Risks Relating to Our Business and Industry

Our operations have been and may continue to be affected by the COVID-19 pandemic.

We have been and continue to be adversely affected by the COVID-19 pandemic. Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, stores and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. In response to the COVID-19 pandemic, the Chinese government took and continue to take a number of actions, such as quarantining individuals infected with or suspected of having COVID-19, imposing travel restrictions, encouraging employees of enterprises to work remotely from home, canceling public activities and imposing city-wide and regional lockdowns, among others. To protect the health and well-being of our employees and consumers and in support of efforts to control the spread of the outbreak, we temporarily closed a significant majority of our stores from late-January 2020. We also closed our headquarter and offices and made temporary remote working arrangements. These unplanned store closures, combined with planned closures in observance of the Chinese New Year holiday, resulted in peak closures of over 94% of our stores in China in early February 2020.

We began to open our stores and resume normal operations from March 2020 and our store operations were less adversely affected in 2021 than in 2020. However, the resurgence of COVID-19 outbreaks in various cities and regions in China since the end of 2021 have adversely impacted and continues to adversely impact our store operations. Since the end of 2021, cases of the Omicron variant have emerged in China, spreading to major cities including Beijing, Shanghai, Tianjin and Shenzhen. A lockdown in Xi’an, which started in December 2021, lasted nearly the whole month of January 2022. Shanghai, the leading city in coffee consumption in China and in which we have substantial business operations, has been experiencing an unprecedented surge of COVID-19 cases since early 2022. Shanghai’s economic life has been sharply curtailed, and the local government has been imposing more stringent preventive measures, causing material interruptions to our store operations in the city. Starting from April 2022 and as of the date of this annual report, there has been effectively a full lockdown in Shanghai. As a result of this resurgence, our store operation was significantly affected, with daily closure of as many as 550 stores in Shanghai and more than 1,000 stores in China during this period. The COVID-19 situations have been evolving quickly and continuously, and as of the date of this annual report, we cannot predict with any clarity as to whether and when the restrictive measures taken by local government will be lifted, whether and to what extent the COVID-19 situation will deteriorate, and whether and to what extent our business, operations and financial condition will further suffer as a result.

In addition, our supply chain has been adversely affected by the COVID-19. The operations of our domestic suppliers have been interrupted from time to time due to COVID-19 outbreaks and restrictive actions taken by the Chinese government in response to such outbreaks. Our international supply chain has been from time to time affected by the COVID-19 situation overseas, such as temporary restrictions imposed on business activities that have had a negative impact on international logistics. Such impacts could lead to supply shortages or cause us to maintain a higher inventory level in order to be prepared for any supply interruptions and therefore affect our inventory turnovers negatively.

We expect that our operations will continue to be impacted by the COVID-19 pandemic, including outbreaks caused by existing or new COVID-19 variants and the actions taken by governmental authorities, such as regional lockdowns, measures restricting travel and large gatherings, and recommendations against dining out. It remains difficult to predict the full impact of the COVID-19 pandemic on the broader economy and how consumer behavior may change, and whether such change is temporary or permanent. Social distancing, telecommunicating and reductions in travel may become the new normal. These conditions could fundamentally impact the way we work and the services we provide, and could have continuing adverse effects on our results of operations, cash flows and financial condition after the pandemic subsides. The extent to which our operations continue to be impacted by the pandemic will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including resurgences and further spread of existing or new COVID-19 variants, the actions by the government authorities to contain the pandemic or treat its impact, the availability and effectiveness of vaccines, the economic recovery within China and globally, the impact on consumer behavior and other related factors. Our insurance policy does not cover any losses we incur as a result of the pandemic. The COVID-19 pandemic also may have the effect of heightening other risks disclosed in the “Risk Factors” section of this report, such as, but not limited to, those related to supply chain, labor, cybersecurity threats, as well as consumer perceptions of our brands.

Our limited operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

We commenced our operations in October 2017 and have achieved significant growth since our inception. We expanded from a single trial store in Beijing to 4,397 self-operated stores, 1,627 partnership stores and 1,102 Luckin Coffee EXPRESS machines in over 220 cities in China as of December 31, 2021. We had 92.0 million cumulative transacting customers as of December 31, 2021. At the same time, we continue to evaluate our store performance and adjust our business plan accordingly. In 2021, we closed certain stores with relatively lower performance levels. As of March 31, 2022, we had 4,675 self-operated stores, 1,905 partnership stores, 1,119 Luckin Coffee EXPRESS machines in China and had nearly 100 million cumulative transacting customers. Our limited operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth rates may decline for any number of possible reasons and some of them are beyond our control, including decreasing customer spending, increasing competition, declining growth of China’s coffee industry or China’s food and beverage sector in general, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our product offerings and may explore new operating models to bring greater convenience to our customers and to increase our customer base and the number of transactions. However, the execution of any new business plans is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. Further, we may bear additional expenses and costs, including the negotiation of adjusted arrangements with suppliers, when we adjust our business plan. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the trading price of the ADSs could decline. In addition, since our business model is innovative in China’s coffee industry, it may increase the difficulty in evaluating our business and future prospects based on our historical operational or financial results.

We have incurred significant operating losses attributable to the Company since our inception and we may continue to experience significant operating losses in the future.

We have incurred significant operating losses attributable to the Company since our inception in June 2017. For the years ended December 31, 2019, 2020 and 2021, we incurred operating losses of RMB3,212.1 million, RMB2,587.3 million and RMB539.1 million (US$84.6 million), respectively, primarily attributable to the expenses in relation to the startup and fast expansion of our business.

We intend to invest to further improve our brand awareness, maintain and expand our customer base and store network, continuously launch new product offerings, further strengthen our technological capabilities, enhance and optimize our supply chain management and prudently explore expansion into overseas markets. In addition, our net revenues will be impacted by various factors, including the performances of our stores, level of discounts we offer for different products, competitive landscape, customer preference and macroeconomic and regulatory environment. Therefore, our revenues may not grow at the rate we expect and may not increase sufficiently to offset the increase in our expenses. We may continue to incur losses in the future and we cannot assure you that we will eventually achieve profitability.

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

We have historically funded our cash requirements principally with capital contributions from our shareholders and the proceeds from our public offerings and private placement. If these resources are insufficient to satisfy our cash requirements, we may seek to raise funds through additional equity offerings or debt financings or obtain additional bank facilities. However, our ability to obtain additional capital in the future has been adversely affected by the impacts associated with the Fabricated Transactions and is subject to a number of uncertainties, including those relating to our future business development, financial condition and results of operations, general market conditions for financing activities by companies in our industry, and macroeconomic and other conditions in China and globally. If we cannot obtain sufficient capital on acceptable terms to meet our capital needs, we may not be able to execute our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.

If we are unable to successfully execute our strategies, our business and prospects may be materially and adversely affected.

We will continue to encounter challenges in implementing our managerial, operating and financial strategies. The major challenges in managing our business growth include, among other things:

●	effectively identifying and securing locations for new stores and managing the daily operations of our stores. See “—We may be unsuccessful in operating our stores” for more details;
●	controlling incurred costs in a competitive environment;
●	timely adjusting our business plan based on our performance and market position as well as successfully launching the adjusted business plan;
●	the success of members of the management in assuming their roles and the ability of the management team to implement and achieve our strategies and goals as they develop;
●	the success of our members of the Board in assuming their roles;
●	attracting, training and retaining a growing workforce to support our operations;
●	continuously developing and launching successful new products;
●	maintaining and upgrading our technology systems in a cost-effective manner;
●	effectively managing our supply chain and ensuring our third-party suppliers continue to meet our quality and other standards and satisfy our future operational needs;
●	implementing a variety of new and upgraded internal systems and procedures as our business continues to grow; and
●	ensuring full compliance with relevant laws and regulations.

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

We may be unsuccessful in operating our stores.

The operating results of our stores have been and will continue to be subject to a number of factors, including but not limited to:

●	our ability to maintain and enhance the quality of our products and services or to develop and launch new products that meet our customers’ needs;
●	our ability to retain existing customers and attract new customers;
●	our ability to continually increase the number of items sold to each customer and number of items sold in each store;
●	our ability to successfully implement our pricing strategies;
●	our ability to timely respond to changes in market opportunities and customer preferences;
●	our ability to maintain good relationships with third-party suppliers, service providers and strategic partners;
●	our ability to hire, train and retain talented employees;
●	our ability to manage costs of our operations, such as cost of materials, store rental, labor and other operating costs, and sales and marketing expenses;
●	our ability to ensure full compliance with relevant laws and regulations, and maintain adequate and effective control, supervision and risk management over our stores; and
●	our ability to monitor and control the overall operation of our stores.

Many factors that are out of our control, including the macroeconomic and regulatory environment, could also adversely affect our store operations. In addition, opening new stores near our existing stores may adversely affect the sales of our existing stores. Any of these factors listed above or described elsewhere in this Risk Factors section may render us unsuccessful in profitably operating our stores and could adversely impact our business, financial condition and/or results of operations. We may even have to shut down certain stores if their business, financial condition and operation results are below our expectation.

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

Furthermore, as we continue to increase our product offerings, we also expect to compete against other businesses such as convenience stores as well as food and beverages operators with convenient locations. Increased competition may reduce our market share and profitability and require us to increase our sales and marketing efforts and capital commitment in the future, which could negatively affect our results of operations or force us to incur further losses. Although we have accumulated a large and growing customer base, there is no assurance that we will be able to continue to do so in the future against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

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

Our rapid growth also requires us to hire, train, and retain a wide range of personnel who can adapt to a dynamic, competitive and challenging business environment and are capable of helping us conduct effective marketing, innovate new products, and develop technological capabilities. We will need to continue to attract, train and retain talent at all levels. We may need to offer attractive compensation and other benefits packages, including share-based compensation, to attract and retain them. We also need to provide our employees with sufficient training to help them to realize their career development and grow with us. Any failure to attract, train, retain or motivate key management and experienced and capable personnel could severely disrupt our business and growth.

Any disruption to our supply chain and delivery services would negatively impact our business.

We have a limited number of suppliers for our raw materials, pre-made food and beverage items, machines, delivery service to our customers and warehouse and fulfillment service. In 2021, we purchased our coffee beans mainly from three suppliers, dairy mainly from five suppliers, syrup mainly from two suppliers and pre-made food and beverage items from a few selected sources, and we also mainly rely on one delivery service provider to provide most of the delivery service to our customers and cooperate with three warehouse and fulfillment service providers for our inventory storage and fulfillments between warehouses and from warehouses to our stores. In addition, since we officially launched our unmanned retail initiative in January 2020, we procure our unmanned coffee machines mainly from two suppliers.

Due to our limited number of suppliers, any interruption to the operations of our suppliers, any failure of our suppliers to accommodate our business scale, any termination or suspension of our supply arrangements, any change in cooperation terms, the deterioration of relationships with these suppliers or any disputes with them may materially and adversely affect our results of operations. In addition, our current agreements with our suppliers generally do not prohibit them from working with our competitors. Our competitors may be more effective in providing incentives to our suppliers to prioritize on their orders in case of short supply. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or a timely basis.

Our supply chain and delivery services may be disrupted by other factors, including but not limited to, improper supply chain management, regulatory changes or noncompliance, surging market demand for our products or raw materials and extreme weather, natural disasters, health epidemics (such as the COVID-19 outbreak) and other calamities. For example, we experienced a shortage in coconut juice supply due to the surging customer demand for our coconut milk series products. Any such disruptions may result in loss of potential orders, failures to deliver the customer order on time, or at all, and negative impact on the results of our business operations, financial performance and reputation.

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

The proper functioning of our technology infrastructure is essential to our business. We rely on our technology to improve customer engagement and our operational efficiency, among others. See “Item 4. Information on the Company—4.B. Business Overview—Technology.” The risks we face in relation to the disruption of our technology infrastructure include:

●	we may encounter problems when upgrading our technology infrastructure including our mobile apps, systems and software. The development, upgrades and implementation of our technology infrastructure are complex processes. Issues not identified during pre-launch testing of new services may only become evident when such services are made available to our entire customer base. Therefore, our technology infrastructure, including our mobile apps, may not function properly if we fail to detect or solve technical errors in a timely manner; and
●	our systems are potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking and similar events.

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

We are vulnerable to natural disasters, health epidemics, and other calamities. Any of such occurrences could cause severe disruption to the daily operations of us, and may even require a temporary closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harm the Chinese economy in general. In particular, our operations had been adversely affected by the COVID-19 outbreak in China. The outbreak of COVID-19 had impacts on our business in various aspects. See “—Our operations have been and may continue to be affected by the COVID-19 pandemic.”

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

We may face additional risks associated with our retail partnership model.

We launched our retail partnership model initiative in September 2019, and opened our first partnership store in October 2019.

The retail partnership model may subject us to a number of risks, including but not limited to:

●	We might not be able to effectively control retail partners’ actions and their daily store operation, and in case that their actions harm our business, our contractual rights and remedies are limited;
●	The unsatisfactory service provided by or misconduct of our retail partners may harm the goodwill associated with our brands, and may adversely impact our business and results of operations;
●	The revenues we realize from partnership stores are partly dependent on our retail partners’ ability to grow their sales;
●	The failure of our retail partners to comply with local regulatory rules may subject us to losses and harm our reputation;
●	Retail partners may not completely fulfill their obligation under the partnership agreement, which may adversely impact our business and results of operations;
●	The number and quality of retail partners are subject to change over time, which may negatively affect our business; and

●	Our retail partners may be subject to a variety of litigation risks, including, but not limited to, customer claims, food safety claims and employee allegations of improper termination. Although we are not directly liable for the costs involved in these types of litigation, each of these claims may increase the costs of our retail partners and adversely affect their profitability, which in turn could adversely affect our business, operating results and brand.

From time to time, we may evaluate and potentially consummate strategic investments, acquisitions, strategic cooperation, formation of joint ventures and new business initiatives which may turn out to be not successful and adversely affect our operation and financial results.

To complement our business and strengthen our market-leading position, we may form strategic alliances or make strategic investments and acquisitions from time to time. In addition, we continually evaluate the potentials of new business initiatives or new markets. We may experience difficulties in integrating our operations with the newly invested or acquired businesses, executing new business initiatives, managing our expansion, implementing our strategies or achieving expected levels of net revenues, profitability, productivity or other benefits. For example, we officially launched our unmanned retail initiative, including Luckin Coffee EXPRESS and Luckin Pop Mini, in January 2020. Luckin Coffee EXPRESS is an unmanned machine that prepares a selection of freshly brewed drinks. Luckin Pop Mini is an unmanned vending machine that offers a variety of consumer goods. Considering its operational performance, we suspended the operation of Luckin Pop Mini and recorded write-downs of RMB46.7 million associated with this suspension in 2020. Additionally, we recorded impairment loss of long-lived assets of RMB52.1 million and RMB2.1 million in 2019 and 2020, respectively, in connection with the first generation Luckin Coffee EXPRESS machines that we purchased or prepaid for trial operation in 2019 and the subsequent launch in 2020. As of December 31, 2021, we had 1,102 second generation Luckin Coffee EXPRESS machines in operation. Further, in connection with the adjusted business plan for our unmanned retail initiative, we entered into a settlement agreement in December 2021 with Schaerer Ltd. in relation to our notice that we would not place any new orders for the machines for Luckin Coffee EXPRESS we originally intended to purchase as set out in the schedule of a deal memorandum previously entered. Therefore, we cannot assure you that our investments, acquisitions, cooperation and new business initiatives will benefit our business strategy, generate sufficient net revenues to offset the associated costs, or otherwise result in the intended benefits.

Growth of our business will partially depend on the recognition of our brand, and any failure to maintain, protect and enhance our brand would limit our ability to grow or retain our customer base, which would materially and adversely affect our business, financial condition and results of operations.

We believe that recognition of our brand among customers has helped us manage our customer acquisition costs and contributed to the growth and success of our business. Accordingly, maintaining, protecting and enhancing the recognition of our brand is critical to our business and market position. Many factors, some of which are beyond our control, are important to maintaining, protecting and enhancing our brand. These factors include but are not limited to our ability to:

●	maintain the quality and attractiveness of the products we offer;
●	develop and launch new products that satisfy our customers’ needs;
●	provide a superior customer experience;
●	increase brand awareness through marketing and brand promotion activities;
●	maintain good relationships and retain favorable terms with our suppliers, service providers and other business partners;
●	stay compliant with relevant laws and regulations;
●	compete effectively against existing and future competitors; and
●	preserve our reputation and goodwill generally and in the event of any negative publicity on our products, services and data security, or other issues affecting us, China’s coffee industry or China’s food and beverage sector in general.

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

Although Mr. Yang left IWOM in 2015, there has been and might continue to be negative media coverage about this conviction, which may have a negative effect on our public image and business. In addition, improper behavior or statements of our spokespersons, endorsers and other celebrities we have cooperated with and our employees may result in substantial harm to our brand, reputation and operations. We could become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, in the future, and such scrutiny and public exposure could severely damage our reputation as well as our business and prospects.

We have incurred significant costs on a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers, and some sales and marketing campaigns and methods may not be sustainable or may turn out to be ineffective.

We have invested significantly in sales and marketing activities to promote our brand and our products and to deepen our relationships with customers. We incurred RMB812.6 million, RMB462.1 million and RMB336.9 million (US$52.9 million) in sales and marketing expenses for the years ended December 31, 2019, 2020 and 2021, respectively. We also regularly offer coupons and vouchers to increase our customer base, retain our existing customers or promote new products, and such promotion activities might not be sustainable.

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

We may not be able to manage our store network. The number and timing of the stores actually opened during any given period are subject to a number of risks and uncertainties, including but not limited to our ability to:

●	identify suitable locations and secure leases on commercially reasonable terms;
●	obtain adequate funding for development and opening costs;
●	obtain the required licenses, permits and approvals;
●	efficiently manage our time and cost in relation to the design, decoration and preopening processes for each of our stores;

●	develop and retain suitable retail partners; and
●	hire, train and retain skilled employees.

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

Instances or reports of food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, either during growing, manufacturing, packaging, storing or preparation, whether true or not, have in the past severely injured the reputations of companies in China’s food and beverage market and could affect us as well. Product safety or quality issues, actual or perceived, or allegations of product contamination, even when false or unfounded, could tarnish the image of our brand and may cause customers to choose other products. Such issues could materially and negatively affect our reputation, results of operations and financial performance.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses and permits to operate our business, including but not limited to business licenses, food operation licenses, environmental impact assessment filings and fire safety inspections. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations. If we or our retail partners fail to obtain the necessary licenses, permits and approvals, we may be subject to fines, confiscation of the gains derived from the related stores or the suspension of operations of the related stores. We may also experience adverse publicity arising from such noncompliance with government regulations that negatively impacts our brand. We may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new stores. If we fail to obtain the material licenses, our store opening and expansion plan may be delayed. In addition, there can be no assurance that we will be able to obtain and/or renew all of the approvals, licenses and permits required for our existing business operations upon their expiration in a timely manner or at all, which could adversely affect our business operations. The following are some particular risks and potential negative consequences regarding certain lack of requisite approvals, licenses or permits, without prejudice to the generality of the foregoing.

As of the date of this annual report, a small portion of our stores have not obtained business licenses, and we are in the process of obtaining business licenses for these stores. We may be ordered by the government authorities to rectify such noncompliance or to suspend operations of these stores and may be subject to fines of up to RMB100,000 for each store that fails to obtain business licenses.

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

For the unmanned retail initiative we officially launched in January 2020, according to the Administrative Measures for Food Operation Licensing and other local rules and regulations, we are required to obtain relevant food operation licenses, which provides that automatic vending be the business type of the licensed entity, for each operating subsidiary. We are also required to file or report to the relevant government authorities the numbers of the vending machines, the locations of the vending machines, the name, address and phone number of the vending operator, information regarding how the food operation licenses are publicized, among other relevant materials. The compliance requirement and the legal consequences of noncompliance with the requirements of conducting unmanned retail business vary among cities. If we fail to satisfy the relevant requirements, we may be ordered by the relevant government authorities to rectify the noncompliance and may be subject to fines, confiscation of the gains and suspension of operations, which could adversely affect our business operations.

We have recorded negative cash flows from operating activities historically and may have a net current liabilities position in the future.

We have experienced significant cash outflow from operating activities since our inception. We had net cash used in operating activities of RMB2,167.0 million, RMB2,376.8 million and net cash provided by operating activities of RMB123.4 million (US$19.4 million) for the years ended December 31, 2019, 2020 and 2021, respectively. Despite the improvement of our operating cash position in 2021, we cannot guarantee that we will maintain that positive operating cash position in the future. If our cost of continuing operations increases in the future or our cash generated from operating activities does not meet our expectation, our operating cash position could worsen, and our business could be adversely affected because of the limited amount of cash available to meet the cash needs for operating our business and to fund our investments in our business expansion.

We had net current assets of RMB3,243.0 million, RMB5,419.2 million and RMB1,791.7 million (US$281.2 million) as of December 31, 2019, 2020 and 2021, respectively. We could have a net current liabilities position in the future, which would expose us to liquidity risk. Our future liquidity and ability to make additional capital investments necessary for our operations and business expansion will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will be able to renew existing bank facilities or obtain other sources of financing.

The operation of the Group is restricted by the terms of the New Notes, which could limit its ability to plan for or to react to market conditions or meet its capital needs.

The New Notes Indenture includes a number of significant restrictive covenants. These covenants restrict, among other things and subject to certain exceptions, the Company’s ability and/or the ability of the Restricted Subsidiaries (as defined in the New Notes Indenture), to:

●	incur or guarantee additional indebtedness;
●	make investments, make capital expenditures, use cash generated from operations or make other specified restricted payments;
●	declare dividends on capital stock or purchase or redeem capital stock of the Company;
●	restrict the ability of any wholly-owned Restricted Subsidiary (as defined in the New Notes Indenture) to pay dividends or repay indebtedness to the Company or any other Restricted Subsidiary;

●	issue or sell capital stock of Restricted Subsidiaries;
●	guarantee indebtedness of members of the Group;
●	prepay or redeem subordinated debt or equity;
●	sell, lease or transfer assets;
●	create liens;
●	enter into sale and leaseback transactions;
●	engage in any business other than permitted business, which means any business that is same, complementary or related to any of the businesses of the Company and any Restricted Subsidiary on the original issue date;
●	enter into agreements that restrict the Restricted Subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;
●	enter into transactions with shareholders or affiliates; and
●	effect a consolidation or merger.

These covenants could limit the Group’s ability to plan for or react to market conditions or to meet its capital needs. The Group’s ability to comply with these covenants may be affected by events beyond its control, and it may have to curtail some of its operations and growth plans to maintain compliance.

We had in the past failed to comply with the terms of our indebtedness, which accelerated as a result. Failure to comply with the terms of our existing or future indebtedness could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity.

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

On March 16, 2021, we announced that we entered into an RSA with holders of a majority of the aggregate principal amount outstanding under the Notes. On January 28, 2022, the Restructuring of the Notes became effective, and was substantially consummated, which included the issuance of new debt securities in the form of the US$109.9 million New Notes described above. For more information about the restructuring of the Notes and the issuance of the New Notes, see “Note 13 Convertible Senior Notes” and “Note 22 Subsequent Events—Effectiveness of the Restructuring” to the Company’s consolidated financial statements included in this annual report.

If we breach any of the covenants under the New Notes or any of our existing or future debt financial arrangements, including by failing to maintain certain financial ratios, our lenders may be entitled to accelerate our debt obligations. Any default under our existing or future debt financial arrangements could also require that we repay these loans prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. For example, failure to comply with the terms under the New Notes could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity and in turn affect our business, financial condition and results of operations.

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

In the event that we become subject to claims caused by actions taken by our suppliers, our retail partners, or service providers, we may attempt to seek compensation from the relevant suppliers, our retail partners, or service providers. However, such compensation may be limited. For example, we may not be able to fully cover compensation from our retail partners in case that our losses attributed to their actions exceed their deposit withheld by us. If no claim can be asserted against a supplier, our retail partners, or service provider, or amounts that we claim cannot be fully recovered from the supplier, our retail partners, or service provider, we may be required to bear such losses and compensation at our own costs. This could have a material and adverse effect on our business, financial condition and results of operations.

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

Our business is affected by the development of China’s coffee industry and food and beverage industry in general. The demand for our coffee items and our future results of operations will depend on numerous factors affecting the development of China’s coffee industry and food and beverage industry in general, such as governmental regulations and policies over this industry, investments in this industry and the drinking culture and hobby of Chinese consumers, and some of them are completely beyond our control.

A decline in the popularity of coffee, especially freshly brewed coffee, or any failure by us to adapt our strategies in response to trends in China’s coffee industry and food and beverage industry in general may adversely affect our results of operations and business prospects.

Adverse public or medical opinion about the health effects of our products may harm our business.

Some of our products contain caffeine, dairy products, sugar and other active compounds, the health effects of which are not fully understood. The excessive consumption of these compounds may result in adverse health effects and have caused increasing public awareness. For example, a number of research studies conclude or suggest that excessive consumption of caffeine may lead to increased heart rate, nausea and vomiting, restlessness and anxiety, depression, headaches, tremors, sleeplessness and other adverse health effects. A number of research studies suggest the excess consumption of added sugar is associated with a variety of preventable diseases, obesity and damaged metabolism. Unfavorable reports on the health effects of caffeine or other compounds of our products could significantly reduce the sales of our products. Also, we could become subject to litigation relating to the existence of such compounds in our products and any such litigation could be costly and could divert management attention.

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

Our business generates and processes a large amount of data, which subjects us to evolving governmental regulations and other legal obligations related to privacy, cybersecurity, information security and data protection, many of which are subject to changes and uncertain interpretations. Any failure to comply with these governmental regulations and legal obligations, improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.

Our business generates and processes a large quantity of personal, transaction, and behavior data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our system, including:

●	protecting the data in and hosted on our system, including against attacks on our system by third parties or fraudulent behavior by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

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

In China, the PRC Cybersecurity Law, which became effective in June 2017, provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC. The PRC government is increasingly focused on data security, recently launching cybersecurity review against a number of mobile apps operated by several U.S.-listed Chinese companies and prohibiting these apps from registering new users during the review period.

In addition, regulators in China may implement measures to ensure that encryption of users’ data does not hinder law enforcement agencies’ access to that data. For example, according to the PRC Cybersecurity Law and relevant regulations, network operators, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. Compliance with these laws and requirements in manners that are perceived as harming privacy could lead to significant damage to our reputation and proceedings and actions against us by regulators and private parties.

On March 12, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, which became effective on May 1, 2021, clarifying the scope of necessary information required for certain common mobile apps and stating that mobile apps operators may not deny users’ access to basic functions and services when the users opt out of the collection of unnecessary personal information. The CAC has since named a number of mobile apps in its regulatory announcement for failure to comply with privacy and data security regulations, and ordered these apps to rectify their data collection and use practices. On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which took effect on September 1, 2021, and on August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which took effect on November 1, 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation on Internet Privacy.” The Personal Information Protection Law took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China.

Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cybersecurity Law and Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, became effective on September 1, 2021. According to the CII Protection Regulations, critical information infrastructure, or the CII, refers to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to identifies CII in the respective sectors, and a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year. As of the date of this annual report, we have not been identified as a CIIO by the relevant regulatory authority.

Additionally, in December 2021, the CAC and several other administrations jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review requirement to cover “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. See “—Risks Relating to Doing Business in China—The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.” Additionally, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security.

Furthermore, on November 14, 2021, Measures on Network Data Security Management (Draft for Comment), or the Draft Measures on Network Data, was proposed by the CAC for public comments until December 13, 2021. The Draft Measures on Network Data requires data processors to apply for cybersecurity review in accordance with the relevant laws and regulations for carrying out activities including but not limited to: (i) a merger, reorganization, or division to be conducted by an internet platform operator who has amassed a substantial amount of data resources that concern national security, economic development or the public interest, which will or may impact national security; (ii) an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals; (iii) an overseas initial public offering in Hong Kong to be conducted by a data processor, which will or may impact national security; and (iv) other data processing activities that will or may have an impact national security. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties on responsible persons. The Draft Measures on Network Data was released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules.

Since these laws and regulations in China are relatively new, uncertainties still exist in relation to their interpretation and implementation. Any change in laws and regulations relating to privacy, data protection and information security and any enhanced governmental enforcement action of such laws and regulations could greatly increase our cost in providing our products and services, limit their use or adoption or require certain changes to be made to our operations. If we fail to comply with these new laws and regulations described above, we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

Complying with these obligations under the PRC Cybersecurity Law, the PRC National Security Law, the Data Security Law, the Personal Information Protection Law, the Cybersecurity Review Measures, the Measures on Network Data Security Management, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including data security and personal information protection laws could cause us to incur substantial costs and subject us to negative publicity, which could harm our reputation among users and negatively affect the trading prices of our ADSs and/or other securities. There are also uncertainties with respect to how the PRC Cybersecurity Law, the PRC National Security Law, the Personal Information Protection Law, the Data Security Law, the Cybersecurity Review Measures and the Measures on Network Data Security Management will be implemented and interpreted. In practice, PRC regulators, including the Department of Public Security, the MIIT, the SAMR and the CAC, have been increasingly focused on regulation in the areas of data security and data protection, including for mobile apps, and are enhancing the protection of privacy and data security by rulemaking and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. Any failure to comply with applicable regulations, whether by us, business partners, or other third parties, or as a result of employee error or negligence or otherwise, could result in regulatory enforcement actions, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, against us and have an adverse impact on our business operations and our reputation.

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

We have in the past and are likely again in the future to be subject to these types of attacks, although as of the date of this annual report no such attack has resulted in any material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyberattacks. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees and engage third-party experts and consultants.

We are subject to risks related to the payment methods we accept, including uncertainties in regulations governing payment processing and risks relating to third-party payment providers.

We are subject to various rules, regulations and requirements, regulatory or otherwise, and governing payment processing, which could change or be reinterpreted to make it difficult or impossible for us to comply. For example, according to Announcement No. 10 (2018) of the People’s Bank of China issued in July 2018 (the “Announcement No. 10”), companies that refuse to accept cash payment should rectify such noncompliance. According to People’s Bank of China’s interpretation of Announcement No. 10, e-commence platforms, self-service counters and other companies (i) that offer products and services online and in a cashier-less manner, (ii) whose entire customer purchase process does not involve payment or receipt of cash, and (iii) who have obtained consent from customers to use electronic payment methods, may use electronic payment methods instead of accepting cash. The People’s Bank of China further issued Announcement No. 18 (2020) in December 2020 (the “Announcement No. 18”). Pursuant to Announcement No. 18, large and medium-sized commercial institutions including catering service providers shall establish cash collection and payment channels at their business places. If all transactions, payments, and services are completed through the internet, business entities shall publicize payment methods in advance. We have received a few inquiries from local branches of the People’s Bank of China on whether our operation stores refuse to accept cash payment and such noncompliance should be rectified. As of the date of this annual report, we have not been subject to monetary penalties in connection with such noncompliance. However, we cannot assure you that the relevant governmental authorities will have the same interpretation. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees or no longer be able to offer certain payment methods, and our business, financial condition and results of operations could be materially and adversely affected.

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

We entered into a cooperation agreement with the Xiamen municipal government to acquire our new headquarters under favorable pricing terms that came with certain commitments, including meeting certain requirements around tax contribution, operating performance and capital investments. However, as of the date of this annual report, it is unlikely that we will be able to fulfill our commitments to the Xiamen municipal government under the cooperation agreement. We are currently in communication with the Xiamen municipal government to discuss a variety of solutions, including to increase our payment or to return several floors of our headquarters, or to modify or enter into a new cooperation agreement. Additionally, we are in the process of obtaining the real property ownership certificate for our headquarters, but we have not obtained such certificate as of the date of this annual report. We cannot assure you that we would be able to amend our agreement without substantial additional cost and expenses, or at all, nor can we assure you that we can successfully obtain the necessary real property certificate. If we are unable to amend our agreement with the Xiamen municipal government, we may be liable for breach of contract. If we are unable to obtain the real property certificate, under applicable PRC property law, the property right of the real estate may not be effectively transferred to us until it is registered by relevant registration authority, and therefore we may not have the full legal right to use, own or dispose the real estate.

Certain lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.

Under PRC law, all lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such noncompliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this annual report, the lease agreements for some of our leased properties in China, including leased properties for our stores, have not been registered with the relevant PRC government authorities. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

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

We deal with and enter into contracts with our suppliers, business partners and other third parties in our ordinary course of business. If we encounter contractual disputes with our suppliers, business partners and other third parties or other claims by such parties, our business, financial condition and results of operations may be adversely affected. The contractual terms between us and our suppliers, business partners or other third parties vary depending on factors such as our business needs, our past dealings with the counterparty, among others. The terms of such contracts are generally negotiated on a case-by-case basis and are commercially reasonable at the time they are entered into. From time to time, there may be contractual disputes between us and suppliers, business partners or other third parties relating to our business. For example, we notified Schaerer Ltd. that we would not place any new orders for the machines for Luckin Coffee EXPRESS we originally intended to purchase. In December 2021, we signed a settlement agreement with Schaerer Ltd. in this regard and have been fulfilling our obligations thereunder. See “—From time to time, we may evaluate and potentially consummate strategic investments, acquisitions, strategic cooperation, formation of joint ventures and new business initiatives which may turn out to be not successful and adversely affect our operation and financial results.”

In addition, we may be subject to other claims relating to our transactions with our suppliers, business partners and other third parties. For example, in November 2020, UCAR Inc. approached us seeking payment for certain historical expenses UCAR Inc. allegedly paid on behalf of us, including but not limited to the costs incurred for leasehold improvements of certain office space that we occupied. We have not yet made the payment. In September 2021, UCAR Inc. initiated an arbitration proceeding against Luckin China in China International Economic and Trade Arbitration Commission, seeking to recover its costs and other relevant expenses allegedly incurred of approximately RMB38.4 million. In January 2022, Luckin China filed a claim in the Primary People’s Court of Haidian District of Beijing Municipality against UCAR Inc. seeking recovery for costs and expenses that Luckin China incurred of approximately RMB36.9 million in connection with UCAR Inc.’s occupation and utilization of certain of our property. No hearing had been held for these proceedings as of the date of this annual report. There are uncertainties as to whether there would be other similar events and whether any of them would evolve into litigation or other formal proceedings.

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

We face potential liability, expenses for legal claims and harm due to our business nature. For example, customers could assert legal claims against us in connection with personal injuries related to food poisoning or tampering. The PRC government, media outlets and public advocacy groups have been increasingly focused on customer protection in recent years. See “Item 4. Information on the Company—4.B. Business Overview— Regulation—Regulations Relating to Customer Rights Protection.” Selling of defective products may expose us to liabilities associated with customer protection laws. Sellers are responsible for compensation on customer’s loss even if the contamination of food is not caused by the sellers. Thus, we may also be held liable if our suppliers or other business partners fail to comply with applicable food-safety related rules and regulations. Though we can ask the responsible parties for indemnity, our reputation could still be adversely affected.

From time to time, we are subject to legal and administrative proceedings and claims arising in the ordinary course of business relating to, among other things, lease and other commercial disputes, contract disputes, trademark and other intellectual property infringement claims, personal injury claims and employment-related claims, such as wage and hour and wrongful termination. Unless otherwise indicated, we cannot reasonably predict the outcome of these legal proceedings, nor can we estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on our business, financial condition and results of operations, and could cause the market value of our ADSs and/or other securities to decline. In addition, our directors, management and employees may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and expense in relation to commercial, labor, employment, privacy, information security, antitrust, securities or other matters, which could adversely affect our reputation and results of operations.

As a public company, we may face additional exposure to claims and lawsuits. We are subject to a number of legal proceedings, investigations and inquiries by governmental agencies, as well as a number of lawsuits filed by purchasers of our securities, including class action lawsuits. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. We anticipate that we will continue to be a target for lawsuits in the future, including other class action lawsuits. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operations, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. We currently do not have an effective director and officer liability insurance, and may not be able to obtain a director and officer liability insurance at reasonable cost or terms, or at all, in the future. Following disclosure of the Fabricated Transactions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Allegations against us or our management may harm our reputation and have a material and adverse impact on our business, results of operations and cash flows.

We have been, and may become, subject to allegations brought by our competitors, customers, business partners, short sellers, investment research firms or other individuals or entities. Any such allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and user base and distract our management from our daily operations. For example, on January 3, 2021, our Board received a letter from certain employees containing allegations against our Chairman and CEO, Dr. Jinyi Guo. The Board immediately formed an independent panel, led by one of the joint provisional liquidators appointed by the Cayman Court and joined by two independent non-executive directors, to conduct an investigation into the allegations and the circumstances of the letter. The independent panel, with the assistance of outside counsels and forensic accounting experts, conducted a comprehensive and independent investigation into the allegations contained in the letter. On February 17, 2021, we announced that the independent panel found no substantiating evidence with respect to the alleged misconduct in the letter, and had reported its findings to the Board. Allegations against us or our management may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract customers. In addition to the related cost, managing and defending such allegations can significantly divert management’s attention. All of these could have a material adverse impact on our business, results of operations and cash flows.

We may be subject to intellectual property infringement claims from time to time, which are expensive to defend and may disrupt our business if we are found liable.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate intellectual property rights held by third parties. We have been subject to legal proceedings and claims relating to the intellectual property rights of others, such as certain software vendors, from time to time. Such legal proceedings and claims could be costly and divert our management’s attention and other resources from our business and operations.

There could also be existing intellectual property of which we are not aware that our products may inadvertently infringe. Holders of intellectual property purportedly relating to some aspects of our technology platform or business have sought and may continue to seek to enforce such intellectual property against us in China, the United States or any other jurisdictions. To defend against these infringement claims, regardless of their merits, we have incurred and may continue to incur significant expenses, and we have been and may continue to be forced to divert our management’s time and other resources from our business and operations. If we are found to have violated the intellectual property rights of others, we may be subject to significant monetary liabilities for our infringement activities. In that event, we may also be restricted or prohibited from using such intellectual property and thus incur licensing fees or be forced to develop alternatives of our own. These consequences, among others, may substantially disrupt our business and operations, and our financial position and results of operations could be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, software copyrights, copyright of works, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success. There have been instances where third parties registered social media accounts under names similar to our trademarks in order to gain illegal benefits, against which we have initiated legal proceedings, and we may continue to become an attractive target to such attacks in the future with the increasing recognition of our brand. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. We may also face challenges from third parties relating to the use or ownership of trademarks, domain names and other intellectual property. In addition, there can be no assurance that (i) our pending applications for intellectual property rights will be approved, (ii) all of our intellectual property rights will be adequately protected, or (iii) our intellectual property rights will not be challenged or disputed by third parties, including the ownership of such rights, or found by a judicial authority to be invalid or unenforceable. For example, our application for registering the trademark for Luckin Tea in Chinese (“小鹿茶”) was rejected by China National Intellectual Property Administration, and there is no guarantee that such application will be approved eventually, despite that we have and will continuously use best efforts to take legal actions to acquire the relevant intellectual property rights.

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

We adopted a share incentive plan in January 2019 (the “2019 Share Option Plan”) to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in our growth and performance. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2019 Share Option Plan is 79,015,500 Ordinary Shares. As of the date of this annual report, 66,938,589 options (excluding any granted options that were subsequently canceled) have been granted with 45,459,688 vested yet not exercised and 14,993,389 unvested options under the 2019 Share Option Plan. We also adopted an equity incentive plan in January 2021 (the “2021 Equity Incentive Plan”) to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of the date of this annual report, restricted share units to receive ADSs representing 77,191,824 Class A Ordinary Shares (excluding any granted restricted share units that were subsequently canceled) have been granted with restricted share units to receive ADSs representing 32,581,592 Class A Ordinary Shares vested under the 2021 Equity Incentive Plan. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.” For the avoidance of doubt, the 2019 Share Option Plan (and any award offered thereunder) is not replaced or superseded by the 2021 Equity Incentive Plan and both plans continue to operate contemporaneously and independently.

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

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our results of operations and financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including revenue recognition, impairment of long-lived assets and other intangible assets, lease accounting, share-based compensation and recoverability of deferred tax assets are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition. New accounting guidance may require systems and other changes that could increase our operating costs and/or change our financial statements. For example, implementing the new lease standard issued by Financial Accounting Standards Board requires us to make significant changes to our lease management system, and results in changes to our financial statements. The adoption of the new accounting standard for leases may result in a higher amount of impairment loss on newly recognized right-of-use assets and negatively impact our results of operations. As a result of adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASC 842”) from January 1, 2021, RMB1,237.7 million in right-of-use assets and RMB1,173.1 million in lease liability (both current and non-current) were recognized in the consolidated balance sheet as of December 31, 2021. See “Note 19 Leases” to the Company’s consolidated financial statements included in this annual report.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We have obtained insurance to cover certain potential risks and liabilities that we face. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire insurance for all the potential risks we face in our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We have no business interruption insurance to cover our operations and no product liability insurance to cover any potential product liabilities. We also do not maintain key-man life insurance. In addition, we currently do not have an effective director and officer liability insurance, and may not be able to obtain a director and officer liability insurance at reasonable cost or terms, or at all, in the future. Following disclosure of the Fabricated Transactions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future.

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

We experience seasonality in our business. We generally experience fewer purchase orders during holiday seasons, such as the Chinese New Year holidays. We also experience fluctuations in the types of products sold as a result of weather changes that affect consumers’ preference for different drinks, which have different average selling prices. For example, our sales in the third quarter of 2021 benefited from the relatively hot weather in the summer, as some of our higher margin iced drinks were predominantly sold in hotter months, as compared to relatively colder seasons. However, we cannot guarantee that we will continue to benefit from relatively hotter weather or that such trend will be indicative of our future performance. Therefore, our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of the ADSs may fluctuate from time to time due to seasonality.

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

We established the VIE to hold certain foreign restricted licenses and permits that we might need in the future. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, affect our financial condition and results of operations. If the PRC government finds such agreements noncompliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE.

PRC laws and regulations prohibit foreign ownership in certain telecommunication related businesses, for example, value-added telecommunication services. Pursuant to the list of special management measures for the market entry of foreign investment, or the Negative List, published by the National Development and Reform Commission and the Ministry of Commerce on December 27, 2021 and effective on January 1, 2022, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and the major foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Value-Added Telecommunication Services.”

Additionally, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with Law, which require the relevant governmental authorities to accelerate rulemaking related to overseas issuance and listing of securities and cross-border data flow and legal enforcement. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we would be able to comply with new regulatory requirements relating to our future overseas capital raising activities or the maintenance of the status of overseas listing and we may become subject to more stringent requirements with respect to matters including data privacy, cross-border investigation and enforcement of legal claims.

We are a Cayman Islands company and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To hold the foreign restricted licenses and permits which we might need in the future, such as the ICP license, we established the VIE. Beijing WFOE has entered into a series of contractual arrangements with the VIE and its shareholders, which enable us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE and hence consolidate its financial results under U.S. GAAP. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIE and Its Nominee Shareholders” for further details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we or the VIEs are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIE;
●	imposing fines, confiscating the income from our PRC subsidiaries or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE; or
●	restricting or prohibiting our use of the proceeds of financing activities to finance our business and operations in China.

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIE or our failure to receive the economic benefits from the VIE and/or our inability to claim our contractual control rights over the assets of the VIE, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them could have a material adverse effect on our business.

PRC laws and regulations prohibit foreign ownership in certain telecommunication related businesses. To comply with these foreign ownership restrictions, we rely on contractual arrangements with the VIE rather than equity ownership in it to use, or otherwise benefit from, certain foreign restricted licenses and permits that we might need in the future, such as the ICP license held by the VIE.

However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated entities. Any of our affiliated entities, including the VIE and its shareholders, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIE breach the terms of these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations.

The enforceability of the contractual agreements between us, the VIE and its shareholders depends to a large extent upon whether the VIE and its shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. As a result, uncertainties in the PRC legal system and the interpretation of PRC laws could limit our ability to enforce these contractual arrangements.

There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to hold the foreign restricted licenses and permits and conduct our business in the future may be negatively affected.

If any of our business operations carried out by our subsidiaries were to be restricted or prohibited from foreign investment or if our VIE structure were to be deemed as a method of foreign investment under any current or future PRC laws, regulations and rules, our current corporate structure, business, financial condition and results of operations may be materially and adversely affected.

On January 19, 2015, the PRC Ministry of Commerce (the “MOFCOM”), published the Draft Foreign Investment Law (2015). At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law (2015), which contains important information about the draft Foreign Investment Law (2015), including its drafting philosophy and principles, main table of contents, plans to transition to the new legal regime and treatment of business in China controlled by foreign-invested enterprises. The Draft Foreign Investment Law (2015) proposes significant changes to the PRC foreign investment legal regime and, when implemented, may have a significant impact on business in China controlled by foreign-invested enterprises primarily through contractual arrangements, such as our business. See “Item 4. Information on the Company—4.B. Business Overview— Regulation—Regulations on Foreign Investment” for further details. MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law (2015) is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled”. “Chinese investors” are individuals who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities.

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

However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catchall clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for future legislation promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. The Implementing Regulation of the Foreign Investment Law Regulations, or the FIL Interpretations, adopted by the State Council on December 12, 2019 also did not provide further clarification for such “other means.” In accordance with the FIL Interpretations, where a party concerned claims an investment agreement to be invalid on the basis that it is for investment in prohibited industries under the Negative List or it is for investment in restricted industries under the Negative List and violates the restrictions set out therein, the courts should support such claim. It leaves leeway for future legislations to be promulgated by competent PRC legislative institutions to provide for contractual arrangements as a form of foreign investment. The most updated Negative List, issued on December 27, 2021 and became effective on January 1, 2022, stipulates that any PRC domestic enterprise engaging in prohibited industries under the Negative List shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of the PRC domestic securities investment by foreign investors. Such Negative List does not further elaborate whether existing overseas listed enterprises like us will be subject to such requirements. The staff of the National Development and Reform Commission, or the NDRC, addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules.

Furthermore, on December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether our VIE structure may be deemed as a method of foreign investment in the future. If our VIE structure were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the Negative List for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities, and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE, if any, in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Act (2022 Revision) and other applicable legislation and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, purchasers of our ADS do not have the same standing as purchasers of our ordinary shares under Cayman Islands law. Shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our sixth amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

As a result of all of the above, investors who purchase our ADS may have more difficulty in protecting their interests in the face of actions taken by our management or the Board than they would as public shareholders of a company incorporated in the United States.

Centurium Capital, our controlling shareholder, has had and will continue to have effective control over the outcome of shareholder actions in our company. The interests of Centurium Capital may not be aligned with the interests of our other shareholders and holders of the ADSs.

As of April 10, 2022, Centurium Capital, our controlling shareholder, beneficially owns through its affiliates 19.4% of our total Class A ordinary shares, 100% of our total Class B ordinary shares and 96.0% of our total Senior Preferred Shares, representing 57.0% of the voting power of all of our Ordinary Shares and Senior Preferred Shares as a single class. See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” Centurium Capital’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law and our memorandum and articles of association, including authorization of a plan of merger, changes to our memorandum and articles of association and an increase of our authorized share capital.

Centurium Capital’s voting control may cause transactions to occur that might not be beneficial to our other shareholders or you as a holder of the ADSs and may prevent transactions that could have been beneficial to our other shareholders or to you. For example, Centurium Capital’s voting control may prevent a transaction involving a change of control in us, including transactions in which you as a holder of the ADSs might otherwise receive a premium for the ADSs over the then-current market price. In addition, Centurium Capital is not prohibited from selling the controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If Centurium Capital is acquired, otherwise undergoes a change of control or is subject to a corporate restructuring, an acquirer, successor or other third party may be entitled to exercise the voting control and contractual rights of Centurium Capital, and may do so in a manner that could vary significantly from that of Centurium Capital.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors of the benefits from such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Because our auditor is located in a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

This lack of the PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our Ordinary Shares and/or ADS are deprived of the benefits of such PCAOB inspections. Such inability of the PCAOB to conduct inspections of auditors makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors in jurisdictions that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares and/or ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB is unable to inspect or fully investigate our auditors. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCA Act, has been signed into law on December 18, 2020. The HFCA Act requires the SEC to prohibit the trading of securities of a Chinese or non-U.S. company on U.S. securities exchanges or the over-the-counter market if the PCAOB has determined that it has been unable to inspect the company’s accounting firm for three consecutive years because of a position taken by an authority in the company’s jurisdiction. The HFCA Act also requires such companies to make certain disclosures about their ownership by governmental entities and their relationships with the Chinese Communist Party.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act (the “Final Amendments”). The Final Amendments finalized the interim final rules adopted in March 2021 with two major modifications. First, the Final Amendments clarify how the requirements apply to variable interest entities. Second, the Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCA Act.

On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely.

The HFCA Act or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor in the three consecutive years or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, our ADSs will not be permitted for trading over-the-counter. Such prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with such prohibition would have a negative impact on the price of our ADSs.

If our ADS are prohibited from trading in the over-the-counter market in the United States, there is no certainly that we will be able to list our Ordinary Shares on a securities exchange outside the United States or that a market for our Ordinary Shares will develop outside the United States. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading on the OTC.

On June 22, 2021, the U.S. Senate passed a bill, also known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently required under the HFCA Act, after the law becomes effective. On February 4, 2022, the U.S. House of Representatives passed the America COMPETES Act of 2022, which includes the exact same amendments as the bill passed by the Senate. The America COMPETES Act of 2022 however includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the U.S. Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America COMPETES Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. In the case that the bill becomes the law, it will reduce the time period before our ADSs may be prohibited from trading on the over-the-counter market.

Various legislative and regulatory developments related to U.S.-listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the United States and the trading prices of our ADSs.

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

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our VIE are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Before January 1, 2020, each of our PRC subsidiaries as a Foreign Invested Enterprise (the “FIE”), is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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

The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), the Draft Overseas Listing Measures, for public comments. These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these draft rules, if the issuer meets the following conditions, its securities offerings and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In addition, these draft rules prescribe that the domestic enterprises submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities to acquire assets, and (iv) reporting material events after the initial offering and listing. On April 2, 2022, the CSRC published the draft Provisions on Strengthening the Confidentiality and Archives Management Related to Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Confidentiality and Archives Management Provisions, for public comments. Pursuant to the Draft Confidentiality and Archives Management Provisions, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the underwriters or other agencies or the offshore regulatory authorities, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the underwriter and other agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm complied with the corresponding procedures. However, the Draft Overseas Listing Regulations, the Draft Overseas Listing Measures and the Draft Confidentiality and Archives Management Provisions were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas in a foreign country.

In addition, on December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced its previous version promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As the Cybersecurity Review Measures was newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.

If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

If we fail to complete the NDRC filing in connection with any note offering, the NDRC may impose penalties or other administrative procedures on us.

On September 14, 2015, the NDRC promulgated the Notice of the National Development and Reform Commission on Promoting the Reform of Managing the External Debt Issuance by Enterprises with a Record filing and Registration System (the “NDRC Notice”). Pursuant to the NDRC Notice, if a PRC enterprise or an offshore enterprise controlled by a PRC enterprise wishes to issue bonds outside the PRC with a maturity of more than one year, such PRC enterprise must, in advance of issuing such bonds, file certain prescribed documents with the NDRC and obtain a registration certificate from the NDRC in respect of such issue. According to the NDRC Notice, the NDRC will decide whether to accept a submission within five working days upon receipt of the submission and is expected to issue a decision on the submission within seven working days after it accepts the submission. The enterprise must also report certain details of the bonds to the NDRC within 10 business days upon the completion of the bond issuance. Accordingly, we are required to complete the NDRC filing for any note offering outside the PRC and with a maturity of more than one year, for example, the New Notes issued as consideration for the Restructuring as described above. We submitted an application for such notes on September 16, 2021, and this application was approved by the NDRC on December 1, 2021. After the completion of issuance, we reported relevant details of the bonds as required by the NDRC Notice.

The NDRC Notice does not clarify the legal consequences of noncompliance with the relevant requirements thereunder. However, since the issuance of the NDRC Notice, the NDRC has issued some additional guidelines on its official website and the Notice of Improving the Market Restraint Mechanism and Strictly Preventing Foreign Debt Risks and Local Debt Risks, or the 2018 NDRC Notice, on May 11, 2018. These additional guidelines and the 2018 NDRC Notice state that companies, investment banks, law firms and other intermediaries involved in debt securities issuances that do not comply with the relevant regulations will be subject to a blacklist and sanctions. The 2018 NDRC Notice supplement that the liable parties will be restricted on filing for new applications or participating in other filing for foreign debts. The 2018 NDRC Notice is silent as to how such blacklist will be implemented or the exact sanctions that will be enacted by the NDRC, or any impact on the noteholders, in the event of noncompliance by us with the NDRC Notice. Since the NDRC Notice and 2018 NDRC Notice are without any detailed implementation procedures, there is no assurance that the NDRC will not issue further implementation rules or notices which may require additional steps in terms of the registration or provide sanctions or other administrative procedures the NDRC may impose in case of failure to obtain such registration certificate from the NDRC, or complete NDRC post issuance filing.

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

As of the date of this annual report, all of our PRC subsidiaries have completed the required social insurance and housing fund registration; however, we have not made adequate contributions to social insurance and housing fund for some of our employees. We have recorded accruals for the estimated underpaid amounts of social insurance and housing fund in our financial statements for the fiscal year ended December 31, 2021. Additionally, we were audited by Beijing Municipal Human Resources and Social Security Bureau in 2021 and made supplementary payment for contributions to employee benefit plans. Going forward, we may be required by relevant government authorities to pay any other outstanding amount, and we may also be subject to late fees or fines. If we fail to make the outstanding employee benefit plans contributions within the prescribed time frame, we may be subject to a fine of up to three times the amount of the overdue payment. If we are otherwise subject to investigations related to noncompliance with labor laws and are imposed severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

Noncompliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operations.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We engage independent third-party service providers to recruit some outsourced staff. A majority of our part-time storefront staff were such outsourced staff as of December 31, 2021. We believe that we are in compliance with labor-related laws and regulations of the PRC. However, the relevant governmental authorities may take a different view and impose punishment, such as fines, on us.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the reporting obligations to MOFCOM or their respective local branches and registration with a local bank authorized by the State Administration of Foreign Exchange (the “SAFE”). In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or their respective local branches and (ii) our PRC subsidiaries may not procure loans which exceed the difference between their respective total investment amount and registered capital. Any medium or long-term loan to be provided by us to our VIE must be registered with the NDRC and SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of our offshore financing, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how long such depreciation of Renminbi against the U.S. dollar may last and when and how the relationship between the Renminbi and the U.S. dollar may change again. All of our revenues and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares, Senior Preferred Shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

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

Among other things, the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

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

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (the “SAFE Circular 37”), to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (the “SAFE Circular 75”), which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (the “SPVs”), will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (“SAFE Notice 13”), which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations as our company is an overseas-listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview— Regulation—Regulations Relating to Stock Incentive Plans.”

Any adverse change in our tax treatment could have a material and adverse impact on our business and results of operations.

Our products and services are subject to value-added tax (the “VAT”), at a rate of 6%, 10% and 16% before April 1, 2019 and since then 6%, 9% and 13%. VAT is recorded as reduction of our revenue, which amounted to RMB207.3 million in 2019, RMB275.8 million in 2020 and RMB565.2 million (US$88.7 million) in 2021. If the tax authority has a different view on our VAT accounting treatment, our results of operations may be adversely affected.

If our offshore companies are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation (the “SAT”) issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

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

We believe our offshore companies (i.e., our companies other than PRC subsidiaries and VIE) are not PRC resident enterprises for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that any of our offshore companies is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, the Company would be required to withhold a 10% tax from dividends it pays to its shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs, Senior Preferred Shares or Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if the Company is deemed a PRC resident enterprise, dividends paid to its non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of the ADSs, Senior Preferred Shares or Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by the Company). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of the Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs, Senior Preferred Shares or Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (the “SAT Bulletin 7”). SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (the “SAT Bulletin 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

Due to this dual-class share structure, our shareholders have experienced changes to their voting powers when certain Class B ordinary shares are converted into Class A ordinary shares, and our shareholders may experience future changes in the voting powers resulting from the factors including new Class B share conversion or future share issuances, among others. As of April 10, 2022, Class B ordinary shares constituted 5.8% of our total issued and outstanding share capital and 38.3% of the aggregate voting power of our total issued and outstanding share capital. As of April 10, 2022, Centurium Capital and its affiliates hold 100% of our Class B ordinary shares.

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

Our Senior Preferred Shares have rights, preferences and privileges that are not held by, and are preferential to, the rights of our Ordinary Shares and ADSs, which could result in the interests of the holders of our Senior Preferred Shares differing from those of the holders of our Ordinary Shares and ADSs.

In April 2021, we announced that we had entered into an investment agreement (the “Investment Agreement”) with an affiliate of Centurium Capital, as the lead investor, and Joy Capital. On December 1, 2021, we announced that we closed the Investment Agreement with the lead investor, pursuant to which we issued and sold a total of 295,384,615 Senior Preferred Shares to the lead investor. On January 7, 2022, we closed the Investment Agreement with Joy Capital, pursuant to which we issued and sold a total of 12,307,692 Senior Preferred Shares to an affiliate controlled by Joy Capital.

The holders of our Senior Preferred Shares have certain rights that are preferential to the rights of the holders of our Ordinary Shares and ADSs, such as certain customary protective provisions and certain downside protection provisions intended to mitigate the impact of certain regulatory risks in connection with the previously disclosed Fabricated Transactions, including but not limited to the following.

●	The approval of the holders of a majority of the then issued and outstanding Senior Preferred Shares shall be required for any adverse alteration to the rights and privileges of the holders of Senior Preferred Shares, any creation, authorization or issuance of any class or series of equity securities of the Company that are superior to or on a parity with the Senior Preferred Shares and certain other actions of the Company set forth in the Certificate of Designation.
●	In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Senior Preferred Shares shall be entitled to receive distribution in cash out of the assets of the Company available for distribution in preference to the holders of other Shares.
●	Each Senior Preferred Share can be convertible into a number of Class A ordinary share(s) of the Company (or an equivalent number of ADSs) at the ratio calculated using the then applicable conversion price, which shall initially be the original issue price and is subject to adjustment from time to time.
●	With respect to each Senior Preferred Share, during the period from April 15, 2021 to the third anniversary of its original issuance, if upon an announcement or reporting by any person of any U.S. governmental authority (other than the SEC) entering into an agreement with us, imposing penalty or restriction in connection with the previously disclosed Fabricated Transactions, the trading prices of our ADSs are negatively affected, as determined in accordance with the mechanisms set forth in the Certificate of Designation, the then applicable conversion price of such Senior Preferred Share shall be adjusted downward to reflect the impact of such event.

See “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Certificate of Designation.” The existence of the aforesaid rights, preferences and privileges of our Senior Preferred Shares and other rights, preferences and privileges of our Senior Preferred Shares as set forth in the Certificate of Designation, may reduce the value of our Ordinary Shares and ADSs, cause dilution to holders of our Ordinary Shares and ADSs, result in divergent interests between the holders of our Senior Preferred Shares and the holders of our Ordinary Shares and ADSs, make it harder for us to sell ADSs in offerings in the future and/or prevent or delay a change of control.

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

For the period from January 1, 2020 to June 29, 2020 (suspension by the Nasdaq of the trading of our ADSs on the Nasdaq), the daily closing trading prices of our ADSs ranged from US$1.38 to US$50.02 per ADS. The daily closing trading prices of our ADSs ranged from US$5.69 to US$17.48 per ADS in 2021. Since our ADSs have been quoted on the OTC market, the daily closing trading prices of our ADSs ranged from US$1.54 to US$17.48 per ADS up to the date of this annual report. The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flows;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our products and services or our industry;
●	announcements of new regulations, rules or policies relevant for our business;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	sales of additional ADSs in the public market or other equity-linked securities, or the perception of these events;
●	convertible arbitrage strategy employed by certain investors in our Notes, including related short selling of our ADSs; and
●	potential litigation or regulatory investigations.

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. Our involvement in such class actions could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Substantial future sales or perceived potential sales of ADSs in the public market or other equity-linked securities could cause the price of ADSs to decline. See “—Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Control, Offshore Restructuring and Related Matters—We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that, absent settlement, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and our reputation.”

Sales of substantial amounts of ADSs in the public market or other equity-linked securities, or the perception that these sales could occur, could adversely affect the trading price of ADSs. Certain holders of our Ordinary Shares and Senior Preferred Shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline.

The voting rights of holders of the ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your Class A ordinary shares underlying the ADSs.

Holders of the ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying the ADSs. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, you can still give instructions, and the depositary may vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our sixth amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you if we ask it to. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted, and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

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

Anti-takeover provisions contained in our memorandum and articles of association and our shareholder rights plan could have a material adverse effect on the rights of holders of our Ordinary Shares and the ADSs.

Our memorandum and articles of association contain provisions which limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. For example, our Board has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Ordinary Shares. Using such authority, we issued and sold a total of 295,384,615 Senior Preferred Shares to an affiliate of Centurium Capital and a total of 12,307,692 Senior Preferred Shares to an affiliate controlled by Joy Capital, each of which pursuant to an investment agreement that we entered into with these two investors in April 2021. For more details, see “Item 4. Information on the Company—4.A. History and Development of the Company.” Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our Board decides to issue preferred shares, the trading price of the ADSs may fall and the voting and other rights of the holders of our Ordinary Shares and the ADSs may be materially and adversely affected.

In addition, on October 14, 2021, we adopted a shareholder rights plan (the “Rights Plan”), which is filed as Exhibit 4.21 to this annual report, incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, furnished on October 14, 2021. Pursuant to the Rights Plan, if a person or group acquires 10% or more of our shares or voting power, except as specifically permitted under the Rights Plan, our shareholders other than such acquiring person or group will have the right to purchase additional securities from us at potentially a substantial discount to those securities’ fair market value, thus causing substantial dilution to the ownership of such acquiring person or group.

The anti-takeover provisions contained in our memorandum and articles of association and the existence of the Rights Plan may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for the ADSs and could have the effect of depriving our shareholders and ADS holders of an opportunity to realize such premium by discouraging third parties from seeking to obtain control of our company in a tender offer or other similar transaction.

We incur significant costs as a result of being a public company.

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

We expect the rules and regulations applicable to public companies to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a public company, we need to adopt policies regarding internal control and disclosure control and procedures. We also expect that operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It is also more difficult for us to find qualified persons to serve on our Board or as executive officers.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Our status as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for certain prior taxable years is subject to uncertainty, and there is a risk that we will be a PFIC for the current and future taxable years, which would result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or Class A ordinary shares.

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

The determination of our PFIC status is subject to certain uncertainties and is made by applying principles and methodologies that are in some circumstances unclear. Because we hold a substantial amount of cash, our PFIC status for any taxable year will likely depend on the value of our goodwill. The value of our goodwill may be determined by averaging (on a quarterly basis) the excess of the sum of our market capitalization and liabilities over the value of our other assets. If the value of our goodwill for 2019 and 2020 is determined in such manner, based on the actual trading prices of our ADSs we will not have been a PFIC for our taxable years of 2019 and 2020. However, because our market capitalization declined significantly since the second quarter of 2020 and throughout 2020, there can be no assurance that the Internal Revenue Service will not assert that the true value of our goodwill for 2019 and the first quarter of 2020 is in fact lower. If the assertion of that position is successful, we would likely be treated as a PFIC for our taxable years of 2019 and 2020, but our PFIC status will depend on the value of our goodwill for those years. Based on the composition of our income and assets and the value of our assets (including goodwill), we believe that we were not a PFIC for our 2021 taxable year. However, because we continue to hold substantial amounts of cash and financial investments, we may be a PFIC for 2022 or other taxable years, particularly if our market capitalization declines. Our PFIC status for our 2022 taxable year can be determined only after the end of the year as it will depend on the composition of our income and assets and the value of our assets (including the value of our goodwill, which as described above may be determined, in large part, by reference to our market capitalization, which may be volatile). Moreover, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. For these reasons, our PFIC status is uncertain.

If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or Class A ordinary shares (even if we cease to be a PFIC in a later taxable year), certain adverse U.S. federal income tax consequences and additional reporting obligations will apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Item 4.      Information on the Company

4.A.    History and Development of the Company

In June 2017, we incorporated Lucky Coffee Inc. under the laws of the Cayman Islands as our offshore holding company, which later changed its name to Luckin Coffee Inc. in September 2017. We are known as Luckin Coffee. In June 2017, we incorporated Lucky Coffee Inc. under the laws of the British Virgin Islands as Luckin Coffee Inc.’s wholly owned subsidiary and our intermediate holding company to facilitate financing, which later changed its name to Luckin Coffee Investment Inc. in December 2017. Lucky Coffee (China) Limited was incorporated in June 2017 as Luckin Coffee Investment Inc.’s wholly owned subsidiary in Hong Kong, which changed its name to Luckin Coffee (Hong Kong) Limited in October 2018, or Hong Kong Luckin. In April 2019, Luckin Coffee Investment Inc. incorporated another two wholly owned subsidiaries, Luckin Coffee Roasting (Hong Kong) Limited and Luckin Coffee Roastery (Hong Kong) Limited, in Hong Kong.

In October 2017, December 2017 and March 2018, Hong Kong Luckin incorporated Beijing Luckin Coffee Co., Ltd., or Beijing WFOE, Luckin Investment (Tianjin) Co., Ltd. and Luckin Coffee (China) Co., Ltd., or Luckin China, as its wholly owned subsidiaries in the PRC successively and began to operate coffee retail business.

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

In July 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs. The JPLs were appointed on the application of the Company in response to the presentation of a winding up petition by a creditor of the Company in the Cayman Islands. During the provisional liquidation, we operated our business under the day-to-day control of our Board under the supervision of the JPLs, in accordance with a protocol executed on October 16, 2020, which set out the terms upon which the JPLs and our Board would cooperate with respect to the management of the Company. Pursuant to the protocol, we were required to obtain the JPLs’ approval in respect of key management matters, such as our cash allocation, certain outward payments and any steps proposed to be taken by our Board outside of the ordinary course of the business of the Company and its subsidiaries.

During the provisional liquidation, we negotiated the Restructuring under the supervision of the JPLs. On March 16, 2021, we announced that we had entered into an RSA with holders of a majority of the aggregate principal amount outstanding under the Notes. We were required to complete certain milestones under the RSA, including obtaining reasonable assurance of funding outside the PRC in an amount sufficient to satisfy the cash consideration to be distributed to the holders of the Notes (the “Financing Milestone”). On June 15, 2021, we announced that we had completed the PRC regulatory approval process, including obtaining relevant approvals from The State Administration of Foreign Exchange (the “SAFE”) of the PRC through a designated PRC foreign exchange handling bank, to transfer such sufficient amount of funds out of the PRC through a planned capital reduction, which satisfied the Financing Milestone under the RSA. On September 1, 2021, we announced that the Company, the JPLs and the holders of a majority of the Notes had extended the milestone to launch the scheme of arrangement (the “Scheme”) from September 1, 2021 to September 22, 2021. In accordance with the terms of the RSA (as amended), on September 20, 2021, we filed a summons and a petition in the Cayman Court seeking sanction of the Scheme and directions to convene a meeting of creditors affected by the Scheme. On November 30, 2021, the Scheme was unanimously approved by all creditors who attended the Scheme meeting (in person or by proxy), representing approximately 97.7% of the aggregate outstanding principal amount of the Notes. On December 14, 2021, we announced that the Cayman Court had sanctioned the Scheme, which became fully effective in accordance with its terms on December 17, 2021 following the entry of a final order of the U.S. Bankruptcy Court recognizing and enforcing the Scheme in the territorial jurisdiction of the United States. On December 17, 2021, the Board entered into the Scheme Supervisor Protocol by which the JPLs were appointed in the capacity as Scheme Supervisors in respect of the Company and granted certain rights, powers and duties to oversee and monitor the finances and operations of the Company and its subsidiaries beyond the end of the provisional liquidation, subject to the terms of the Scheme Supervisor Protocol.

On January 28, 2022, the Restructuring of the Notes as contemplated by the Scheme became effective, and was substantially consummated. Subsequently, the parties to the amended winding up petition (filed in substitution on January 7, 2021) applied consensually to the Cayman Court for leave to withdraw or have the petition dismissed. By order of the Cayman Court dated February 25, 2022, the petition was dismissed and the JPLs were formally discharged with effect from March 4, 2022, bringing the provisional liquidation to a close. In addition, a final report was filed with the U.S. Bankruptcy Court on March 4, 2022 requesting entry of an order closing the Chapter 15 Case, and the U.S. Bankruptcy Court entered an order closing the Chapter 15 Case on April 8, 2022. In aggregate, in exchange for the Notes, we have issued consideration to creditors under the Scheme totaling US$245.5 million of cash, US$109.9 million of 9.00% series B senior secured notes due 2027 (the “New Notes”) and 9,527,601 ADSs representing 76,220,808 Class A ordinary shares, which includes 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme. See “Note 22 Subsequent Events—Dismissal of Provisional Liquidation” to the Company’s consolidated financial statements included in this annual report.

In April 2021, we announced that we entered into the Investment Agreement with an affiliate of Centurium Capital, as the lead investor, and Joy Capital. Both Centurium Capital and Joy Capital are leading private equity investment firms in China and then current shareholders of the Company. Pursuant to the Investment Agreement, (i) Centurium Capital agreed to an investment, through a private placement, totaling US$240 million in Senior Preferred Shares of the Company, and (ii) Joy Capital agreed to an investment, through a private placement, totaling US$10 million in Senior Preferred Shares (collectively, the “Transactions”). On December 1, 2021, we announced that we closed the Investment Agreement with the lead investor, pursuant to which we issued and sold a total of 295,384,615 Senior Preferred Shares to the lead investor, with aggregate gross proceeds of US$240 million. On January 7, 2022, we closed the Investment Agreement with Joy Capital, pursuant to which we issued and sold a total of 12,307,692 Senior Preferred Shares to an affiliate controlled by Joy Capital, with aggregate gross proceeds of US$10 million. We used and plan to use the proceeds of the Transactions to facilitate the Restructuring and fulfill our obligations under the settlement with the SEC. For the SEC settlement, see “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Governmental and Regulatory Inquiries—SEC Investigation and Settlement.”

On September 20, 2021, we entered into a binding term sheet with the lead plaintiffs in the provisionally certified class action In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC (SDNY) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive, and on October 20, 2021, we entered into a Stipulation and Agreement of Settlement reflecting the terms of the settlement (the “Federal Class Settlement”). The amount of the Federal Class Settlement is US$175 million. The Federal Class Settlement was sanctioned by the Cayman Court overseeing the Company’s “light touch” provisional liquidation on October 21, 2021, and received preliminary approval from the U.S. Court overseeing the class action on October 26, 2021. The Federal Class Settlement remains contingent on our ability to fund the settlement amount and final approval of the settlement from the U.S. Court. A hearing for final approval of the Federal Class Settlement has been scheduled by the U.S. Court for July 22, 2022.

On January 21, 2022, we received a request from a Centurium Capital led buyer consortium that also includes IDG Capital and Ares SSG Capital Management (the “Buyer Consortium”) to consent to close Centurium Capital’s previously announced transaction to purchase an aggregate of 383,425,748 Class A ordinary shares (the “Sale Shares”) from certain sellers (the “Secondary Sale”). The sellers are Primus Investment Fund, L.P. (in official liquidation) (“Primus”), Haode Investment Inc. (in liquidation) (“Haode”) and Summer Fame Limited (in liquidation) (“Summer Fame”, and collectively with Primus and Haode, the “Sellers”). The Sellers are affiliates of and were formerly controlled by Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian, former management members of the Company, and their families (the “Former Management Members”). The Sellers were ordered to be wound up and are currently in liquidation pursuant to an order of the Cayman Court in respect of Primus, and pursuant to orders of the Eastern Caribbean Supreme Court in the High Court of Justice of the British Virgin Islands (the “BVI Court”) in respect of Haode and Summer Fame. The joint liquidators appointed in respect of the Sellers have exercised their statutory powers to enter into definitive documents to give effect to the Secondary Sale. Proceeds of the Secondary Sale are to be distributed by the joint liquidators to the creditors and stakeholders of each of the Sellers in accordance with the joint liquidators’ statutory duties. Accordingly, we did not receive any of the proceeds from the Secondary Sale. By judgement dated January 17, 2022, the BVI Court sanctioned transactions that form part of the Secondary Sale, as required by the securities purchase agreement that gave effect to the Secondary Sale. After careful consideration, our Board and JPLs of the Company determined the Secondary Sale to be in the long-term best interest of the Company, and accordingly approved the transaction. On January 25, 2022, after receiving consent from the Company, the Buyer Consortium closed the Secondary Sale. Upon the closing of the Secondary Sale, the Former Management Members ceased to have any interest in the Sale Shares and Centurium Capital became our controlling shareholder, holding more than 50% of the voting interest of the Company.

Our corporate headquarters is located at 28th Floor, Building T3, Haixi Jingu Plaza, 1-3 Taipei Road, Siming District, Xiamen, Fujian, PRC. Our telephone number at this address is +86-592-3386666. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at http://investor.lkcoffee.com/.

Recent Regulatory Development

Cybersecurity Review Measures

On December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced its previous version promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

As of the date of this annual report, uncertainties still exist in relation to the interpretation and implementation of the Cybersecurity Review Measures. Although we have not been identified as a CIIO by any regulatory authority, we cannot rule out the possibility that we, or certain of our customers or suppliers, may be deemed as a CIIO. If we are deemed as a CIIO, our purchases of network products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant customers or suppliers, and before the conclusion of such procedures, these customers will not be allowed to use our products or services, and we are not allowed to purchase products or services from our suppliers. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, which subjects us to evolving governmental regulations and other legal obligations related to privacy, cybersecurity, information security and data protection, many of which are subject to changes and uncertain interpretations. Any failure to comply with these governmental regulations and legal obligations, improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

Potential CSRC Approval Required for the Maintenance of Trading of our ADSs

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage.

On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments) for public comments. These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. The domestic enterprises should submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets, and (iv) reporting material events after the initial offering and listing. However, the Draft Overseas Listing Regulations and the Draft Overseas Listing Measures were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintaining the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas in a foreign country.

We cannot assure you that we will not be required to obtain the approval of or complete the filing with the CSRC or other regulatory authorities to maintain the trading status of our ADSs or to conduct overseas securities offerings in the future. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure—The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.” We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings and securities offerings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in this regard.

Contractual Arrangements and Corporate Structure

We established the VIE to hold certain foreign restricted licenses and permits that we might need in the future, such as the ICP license. We exercise effective control over the VIE through contractual arrangements among the Beijing WFOE, the VIE and its shareholders.

The contractual arrangements allow us to:

●	exercise effective control over the VIE;
●	receive substantially all of the economic benefits of the VIE; and
●	have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIE when and to the extent permitted by laws.

As a result of these contractual arrangements, we are the primary beneficiary of the VIE and, therefore, have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. Financial results of the VIE have not been material to the Group and are not expected to be material in the future. In 2019, 2020 and 2021, the VIE did not generate any revenue. As of December 31, 2020 and 2021, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 0.64% and 0.05% of our consolidated total assets as of the same dates, respectively.

In the opinion of King & Wood Mallesons:

●	the ownership structure of the VIE is not in violation of applicable PRC laws and regulations currently in effect; and

●	the contractual arrangements among the Beijing WFOE, the VIE and the shareholders of the VIE, governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure.”

Material Licenses and Permits

Our PRC subsidiaries and the VIE have obtained all material licenses and approvals required for our operations in China, except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry— Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.” For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry.”

Pursuant to the relevant laws and regulations in PRC where our PRC subsidiaries and the VIE operate their business, we are required to maintain various approvals, licenses and permits to operate our business, including but not limited to business licenses, food operation licenses, environmental impact assessment filings and fire safety inspections. If we fail to receive or maintain the necessary licenses, permits and approvals, we may be subject to fines, confiscation of the gains derived from the related operations or the suspension of related operations. If we inadvertently conclude that certain permissions or approvals are not required while the PRC regulatory authorities take a view that is contrary to our interpretation, we may be subject to fines, confiscation of the gains derived from the related operations or the suspension of related operations. If applicable laws, regulations or interpretations change and we are required to obtain certain permissions or approvals in the future, there can be no assurance that we will be able to obtain such permissions or approvals required for our existing business operations in a timely manner or at all, which could adversely affect our business operations.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Luckin Coffee Inc.’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Luckin Coffee Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Luckin Coffee Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA ACT states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued the HFCA ACT Determination Report, according to which our auditors are subject to the determinations. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCA ACT were adopted by the SEC on December 2, 2021 and generally become effective on January 10, 2022. The prohibition of public trading of our ADSs, or the threat of their being prohibited, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors of the benefits from such inspections. For the details of the risks associated with the enactment of the HFCA ACT, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB is unable to inspect or fully investigate our auditors. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States.”

4.B.    Business Overview

Our Mission

To create lucky moments and inspire.

Our Vision

To build a world-class coffee brand and become a part of everyone’s daily life.

Our Values

At Luckin, our five core values define who we are and guide us in carrying out our mission and realizing our vision:

●	Integrity — We strive to be transparent and do what’s right. This includes following the rules, speaking the truth and being objective, honest and transparent.
●	Craftsmanship — We strive to provide products and services of the highest quality. This includes maintaining strict quality control measures, being receptive to the needs of our customers and continuously improving our products and services.
●	Innovation — We strive to stay curious and be open-minded about new ideas. This includes stepping out of our comfort zone and exploring ways to be at the forefront of new ideas and technology.
●	Ownership — We strive to work with passion and reach for excellence in whatever we do. This includes having an optimistic and proactive attitude to solving problems and being accountable for our actions.
●	Cooperation — We strive to build an environment of trust with every partner. This includes respecting the views of our partners, sharing information with our partners and thinking from the perspective of our partners.

Overview

We believe we are one of the largest coffee networks in China in terms of the number of stores as of December 31, 2021. We have pioneered a technology-driven new retail model to provide coffee, tea and other products with high quality, high convenience and high affordability to our customers. We believe that our disruptive model has fulfilled the large unmet demand for coffee and driven its mass market consumption in China, while allowing us to achieve significant scale and growth since our inception.

Driven by technology, our new retail model is built upon our mobile apps and store network.

●	Mobile apps: Our mobile apps cover the entire customer purchase process, offering our customers a cashier-less environment. This enhances our customer experience, improves our operating efficiency, and allows us to stay connected with our customers and engage them anytime, anywhere.
●	Store network: We operate most stores on our own. While operating three types of stores (pick-up stores, relax stores and delivery kitchens), we strategically focus on pick-up stores, which accounted for 97.1% of our total self-operated stores as of December 31, 2021. Our pick-up stores have limited seating and are typically located in areas with high demand for coffee, such as office buildings, malls, shopping districts and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. Additionally, we cooperate with our selective retail partners to open partnership stores they operate. We launched our retail partnership model initiative in September 2019 and opened the first partnership store in October 2019. This retail partnership model will complement our existing store network expansion strategy and enable us to penetrate new markets, especially lower tier cities, more efficiently and with limited capital requirements.

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

We offer premium coffee, tea and other high-quality products to our customers. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. Our Espresso blend coffee beans have won numerous awards, including the Gold Medal in the IIAC International Coffee Tasting competition in four consecutive years, from 2018 to 2021. We launched our Newer Latte in September 2020 and SOE coffee series in November 2020, which became popular and were well received by our customers. We also won the Platinum Medal in the IIAC International Coffee Tasting competition in 2020 for the Yirgacheffe coffee beans used for our SOE coffee series. In 2021, we launched our coconut milk series, which became a fast-selling product series that spread quickly and widely on social media and achieved record-breaking sales. We sold over 70 million cups of coconut milk latte in 2021. Our coconut milk series were listed on 2021 Living Trend of China by New Weekly, and our coconut milk latte was selected as the Phenomenal Product in the 2021 Boom Grand. To diversify our product offering and provide different experiences for our customers, we also partner with reputable suppliers for other products such as tea and light meals.

We have also been able to cultivate a large and loyal customer base and achieve strong growth. We expanded from a single trial store in Beijing to 4,397 self-operated stores, 1,627 partnership stores and 1,102 Luckin Coffee EXPRESS machines in over 220 cities in China as of December 31, 2021. We had 92.0 million cumulative transacting customers as of December 31, 2021. As of March 31, 2022, we had 4,675 self-operated stores, 1,905 partnership stores and 1,119 Luckin Coffee EXPRESS machines in China and had nearly 100 million cumulative transacting customers.

China’s coffee market is highly underpenetrated. Inconsistent quality, high prices and inconvenience have hampered the growth of the freshly brewed coffee market in China. We believe that our model has successfully driven mass market coffee consumption in China by addressing these pain points.

Our Strengths

We believe that the following strengths contribute to our success:

●	Leading and fast growing player with extensive coffee network in China;
●	Pioneer of disruptive new retail model anchored upon strong technology capabilities;
●	Robust product development capabilities;
●	Superior customer propositions: high quality, high affordability and high convenience; and
●	Premium brand recognition.

Our Strategies

We intend to achieve our mission and further grow our business by pursuing the following strategies:

●	Serve more people and further enhance customer retention and frequency;
●	Expand our sales network through a well-balanced mix of self-operated and partnership stores;
●	Continuously launch new product offerings with a focus on coffee-related SKUs;
●	Further enhance our technological capabilities;
●	Expand and optimize the management of our supply chain;
●	Prudently explore expansion into overseas markets; and
●	Improve operational efficiency by leveraging technological innovations, increased scale and enhanced organizational agility.

Our Store Network

We believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2021. Most of our stores are self-operated and located in the economically vibrant regions in China. We operate three types of stores, namely pick-up stores, relax stores and delivery kitchens, for different purposes. We strategically focus on pick-up stores, which are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. We have continued to optimize our store portfolio and in particular during the second half of 2020. Following a detailed review of store performance, we strategically closed a substantial number of underperforming stores while opening new stores based on strict store opening criteria in strategic locations.

Self-Operated Store Model

We opened our first trial store in October 2017, and have rapidly expanded our self-operated store network. As of December 31, 2021, we had 4,397 self-operated stores in operation, including 4,270 pick-up stores and 127 relax stores. The table below sets forth a breakdown of our self-operated stores by store formats as of the dates indicated. Our self-operated store network covered over 50 cities, the majority of which are tier I and tier II cities, as of December 31, 2021.

	As of
	March 31,		June 30,		September 30,		December 31,		March 31,		June 30,		September 30,		December 31,		March 31,		June 30,		September 30,		December 31,
	2019		2019		2019		2019		2020		2020		2020		2020		2021		2021		2021		2021
		% of		% of		% of		% of		% of		% of		% of		% of		% of		% of		% of		% of
	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total
	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores
Pick-up stores	2,163	91.3	2,741	92.5	3,433	93.3	4,239	94.1	4,257	94.4	4,085	95.7	3,798	96.1	3,791	96.5	3,801	96.5	3,883	96.6	4,077	96.9	4,270	97.1
Relax stores	109	4.6	123	4.2	138	3.8	142	3.2	142	3.1	141	3.3	142	3.6	134	3.4	134	3.4	132	3.3	129	3.1	127	2.9
Delivery kitchens	98	4.1	99	3.3	109	2.9	126	2.7	112	2.5	41	1.0	12	0.3	4	0.1	4	0.1	3	0.1	0	0.0	0	0.0
Total	2,370	100.0	2,963	100.0	3,680	100.0	4,507	100.0	4,511	100.0	4,267	100.0	3,952	100.0	3,929	100.0	3,939	100	4,018	100	4,206	100	4,397	100.0

Pick-up Stores

We strategically focus on pick-up stores, which accounted for 97.1% of our stores as of December 31, 2021. Pick-up stores are small-sized stores where our customers can pick up their orders or have their orders delivered to them.

Our pick-up stores are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses.

The majority of these stores generally range from 20 to 60 square meters in size and have limited seating. Such store set-up allows us to get closer to our coffee customers and expand rapidly by virtue of the low rental and decoration costs.

We leverage delivery services to achieve greater geographic coverage and serve more customers, especially when we expand into new areas and cities. Our delivery orders as a percentage of total orders were 21.8%, 20.6% and 27.4% in 2019, 2020 and 2021, respectively.

Relax Stores

We open relax stores for branding purposes. Our relax stores accounted for 2.9% of our stores as of December 31, 2021. Relax stores are generally spacious and larger than 120 square meters in size.

Delivery Kitchens

We used to expand into a new city or area by opening delivery kitchens as they could be set up quickly with low costs. Powered by our strong capabilities in site selection and upgraded technology system, we have successfully scaled up our business and no longer rely on delivery kitchens to expand. As of December 31, 2021, all of our delivery kitchens were closed.

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

Site Selection

Our headquarters formulates our national store expansion strategy and identifies potential sites for expansion. By leveraging our advanced technology platform, close cooperation with our city branches and our operational experience, we have developed site selection methodology that has significantly enhanced the effectiveness of our site selection. We have also devised a dedicated training program for our store development personnel, to pass on the relevant know-how to continuously optimize our site selection criteria.

Licenses and Compliance

We have standard internal protocols in place guiding city branches and our strategic expansion team in obtaining necessary licenses and permits before opening our stores, including but not limited to business licenses, food operation licenses and environmental impact assessment filings. However, given local PRC administrative authorities vary in interpreting, implementing and enforcing relevant laws and regulations, we and our retail partners might not be able to obtain all applicable licenses and permits in a timely manner. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Store Renovation and Other Preopening Preparation

We have an in-house renovation team responsible for the renovation and decoration of our self-operated stores. To maintain our consistent brand image and store quality, our headquarters prepares the design of all stores. We adopt standardized design for our pick-up stores, and such standardization allows us to carry out renovation procedures effectively, and recycle furnishing materials efficiently. In 2019, 2020 and 2021, the average renovation and decoration expenses per our self-operated store was around RMB183,000, RMB188,000 and RMB184,000, respectively.

As part of the preopening preparation, we install machines, equipment and procure raw materials as well as other materials and consumables. Typically, each of our self-operated stores is equipped with two to three coffee machines and other equipment, such as ice machine and freezer. In 2019, 2020 and 2021, the average costs for the procurement of coffee machines per our self-operated store was around RMB100,800, RMB104,000 and RMB102,000, respectively. For more information on procurement, see “—Procurement.”

Retail Partnership Model

Since September 2019, we started to cooperate with selective partners to operate our partnership stores. As of December 31, 2019, 2020 and 2021, we had 282,874 and 1,627 partnership stores, respectively.

We leverage our retail partners to efficiently expand our footprint, and we strategically select our partners to penetrate lower-tier cities. This partnership model has proved highly complementary to our self-operated store strategy. The partnership stores enable us to penetrate new markets and generate revenue without significant investment in assets. Additionally, we are able to leverage our local partners to enhance our customer insight to further improve our product design and service capabilities.

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

Luckin Coffee EXPRESS

We officially launched Luckin Coffee EXPRESS in January 2020. Luckin Coffee EXPRESS is an unmanned machine that prepares and offers a selection of freshly brewed drinks. As of December 31, 2021, we had 1,102 Luckin Coffee EXPRESS machines in operation. At the time we launched Luckin Coffee EXPRESS, we also launched Luckin Pop Mini, an unmanned vending machine that offers a wide range of consumer products. We have ceased the operation of Luckin Pop Mini since December 2020.

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

We notify customers via Weixin message, in-app notifications and short messaging service. This way, our customers can pick up their orders without queuing up at the stores. For delivery orders, we partner with our delivery service providers and provide real-time location, delivery rider contact details and estimated arrival time on our mobile apps. See “—Delivery Services.”

Furthermore, we have additional features on our mobile apps for corporate account customers. Our corporate clients may grant authorization to their employees so that their employees can place orders via the corporate account and enjoy corporate prices.

Our Product Offerings

We offer a wide variety of high-quality food and beverage items, mainly freshly brewed coffee. We offer both hot and iced freshly brewed coffee such as Americano, Latte, Cappuccino, Macchiato, Flat White and Mocha, and from time to time also offer specialty coffee based on market and seasonal trends. Our coffee recipes are tailored to Chinese customers’ palette based on results of extensive study and research.

Our success is powered by our robust product development capabilities. We have a product development center, staffed with over 60 dedicated employees as of December 31, 2021 and expanding, committed to developing cutting-edge product design and premium product quality. In 2021, we launched 113 new SKUs of freshly brewed drinks. With our blockbuster products, such as coconut milk latte, and leading frequency of product releases, we believe our product development capabilities stand at the frontline of the coffee industry in China.

We have been constantly rolling out new products that became popular among customers and well recognized by KOLs. Our major selective product releases include:

●	Coconut milk series. Launched in April 2021, our coconut milk series spread quickly and widely on social media and achieved record-breaking sales. Over 70 million cups of coconut milk latte were sold in 2021. The series were listed on 2021 Living Trend of China by New Weekly, and coconut milk latte was selected as the Phenomenal Product in the 2021 Boom Grand and the Next 30 in Global Tech: Innovative Consumer Products in the World Innovators Meet 2021.
●	Velvet series. The velvet series were another of our widely celebrated product series. Known as “the first cup of velvet latte in autumn” on social media, our velvet latte has been one of our best-sellers since its launch in September 2021. We also released coconut milk velvet series to promote cross selling by leveraging the established market popularity of our coconut milk series.
●	SOE coffee series. Our SOE coffee series, currently consisting of Yirgacheffe and Hambella, are representatives of our premium products that received recognition from coffee professionals. Featuring the award-winning Hambella 5.0 green beans from Ethiopia, our Hambella series have been one of the most talked about coffee products on social media in China and sold quickly since its release in 2022. We also won the Platinum Medal in the IIAC International Coffee Tasting competition in 2020 for the Yirgacheffe coffee beans used for our SOE products.
●	Newer series. Launched in September 2020, the Newer series are one of our signature innovative products and have been contributing to our sales. With creamy milk add-ons that balance the bitterness of natural coffee, our Newer series have been well received by Chinese consumers and successfully attracted new customers who were not used to drinking coffee.
●	Luckin Exfreezo series. Our Exfreezo drink series are one of our most successful non-coffee products. With a wide variety of flavors and fast-adapting seasonal offerings, Luckin Exfreezo series complement our product portfolio to cover incremental customer demand and to accommodate changing consumer preferences.

Going forward, we aspire to drive the trend in coffee consumption in China and endeavor to continuously offer innovative food and beverage products that have strong demand and high quality, with a focus on freshly brewed coffee drinks.

We also explore supplemental product offerings in addition to coffee. For example, as tea drinks have become increasingly popular, particularly among young people in China, we offer selective tea drinks to cater to certain consumers’ preferences. We also work with reputable suppliers to offer pre-made beverages and pre-made food items, such as pastries, sandwiches and snacks.

In addition, we provide various “Luckin Pop” e-commerce offerings, such as our premium instant coffee, inspirational cups, tote bags and other creative merchandises, in our mobile apps. Such diversity of our product offerings expands the foothold of our Luckin brand, enhance our brand power and increase customer loyalty.

We are committed to maintaining and improving product quality. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We also source our premium SOE coffee beans in China (Yunnan), Columbia and Ethiopia. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. Our coffee beans have won numerous awards, including winning the Gold Medal in the IIAC International Coffee Tasting competition for four consecutive years from 2018 to 2021. We also partner with reputable suppliers for our other products such as light meals. See “—Procurement.”

Branding, Marketing and Sales

Since inception, we have successfully built a premium brand of distinguished value propositions—high quality, high convenience and high affordability. We believe we are one of the leading coffee brands in China, with strong brand equity and a brand image of professionalism, youth, fashion and wellness, captured by our new slogan “Livin’ Young, Luckin On”. In 2021, Luckin was ranked No.1 in the coffee chain industry for the first time in the “Topbrands” report, a research conducted by YiMagazine for 13 years about the brand preference of the commuters in China. Luckin Coffee also won the 2021 Young Consumer Favorite Brand by China Consumer Reports in 2021. Our brand ambassadors include several world-renowned baristas and celebrities welcomed especially by young generations in China. Our superior brand and distinguished value propositions allow us to expand our business through word of mouth.

Starting from April 2020, we have implemented two cost-effective initiatives to refine our customer operations, grow our customer base and increase our wallet share, which we believe are critical to our success. First, we leverage our operating experiences and technology capabilities to deepen our understanding of the coffee market in China and to learn and discover patterns of customer behavior, so that we are able to improve our customer experience and in turn to increase customer engagement and sales of our products. Secondly, we endeavor to build private domain traffic in our Luckin mobile app, Weixin mini program and Weixin ecosystem, cultivating a comprehensive private domain ecosystem that enables us to acquire and retain our customers with continuous consumptions. We successfully developed various blockbuster products that spread quickly and widely on social media and sold quickly, partially as a result of our marketing efforts and keen understanding of consumers. See “— Our Product Offerings.”

We have adopted a multi-channel branding and advertising strategy. We collaborate with popular cultural and sports icons, sponsor events and movies as well as initiate viral and interactive marketing and advertising. In addition, we leverage our existing customer base and their social networks to promote our products by strategically placing ads on social network platforms, such as Weixin, to attract customers. We also promote our products by engaging KOLs and broadcasting in trendy content channels, including video live streaming platforms to boost marketing effectiveness.

Delivery Services

We fulfill customer orders with speedy delivery so that they can enjoy our coffee, tea and other products on time. Our delivery fee schedule is competitively priced, and we offer our customers a discount on the delivery fee if the total order value (based on item list price) exceeds a certain threshold. We have outsourced delivery services to various selected delivery companies. Through our own delivery system and the integration with delivery companies’ system, we are able to improve order-rider matching based on our store location, customer locations and real-time locations of delivery riders, and monitor and track the delivery process. In 2021, approximately 99.6% of our orders were delivered on time.

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

Procurement

We source a variety of high-quality raw materials, including coffee beans, coffee condiments, ingredients, and tea leaves, as well as pre-made food and beverage items, from selected suppliers. We also purchase different equipment, such as coffee machines, ice machines, packaging materials and other consumables in bulk from our suppliers. Due to our significant scale, we are able to procure high-quality products from our suppliers at favorable prices.

To help ensure the stable supply of our major raw materials, we have identified a number of reliable suppliers and established strong relationships with them. Based on our relationships with these suppliers, we believe the risk of systematic shortage of our major raw materials is generally low. However, we may experience temporary supply shortages or transportation delays due to unexpected circumstances, such as changes in customer demand and behaviors as well as impacts of the COVID-19 pandemic. For example, we experienced a shortage in coconut juice supply due to the surging customer demand for our coconut milk series products in the second quarter of 2021. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any disruption to our supply chain and delivery services would negatively impact our business.”

Coffee Beans

Suppliers

We source premium green coffee beans from renowned plantations in China (Yunnan), Guatemala, Brazil, Ethiopia and Colombia, among others, and we only cooperate with selective coffee bean suppliers to ensure the high quality of our products. As of the date of this annual report, our main roasted coffee bean suppliers include an affiliate of Yeuan Yeou Enterprise Co., Ltd., a well-known roasting company in Taiwan, and Luckin Coffee Roasting (Pingnan) Co., Ltd., one of our PRC subsidiaries. To solidify our control over the process of sourcing and roasting coffee beans, we endeavor to construct and operate our own coffee roasting plants. As of the date of this annual report, we own one coffee roasting facility in Pingnan, Fujian with approximately 45,000 square meters. We have been negotiating with coffee bean providers who are interested in investing in our coffee roasting plants.

Quality Control

We set detailed specifications for the green coffee beans procured by our roasted coffee bean suppliers, including size, taste and moisture based on their origin and grades. Together with our roasted coffee bean suppliers, we screen for defective beans in each batch of green coffee beans through sampling to ensure that they meet our specifications before admitting them to roasting.

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

Pre-made Food and Beverage Items Suppliers

We purchase high-quality pre-made food and beverage items, including water, pastries and breads, from a few selected national, regional and local sources. We are actively seeking additional suppliers to increase our product offerings.

Quality Control

We require our suppliers to supply products according to agreed-upon specifications, including weight and packaging requirements for standardized products and weight of each ingredient, plate presentation and production procedures for customized products, and are entitled to return any products that fail to meet such standards.

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

Warehouse and Fulfillment

We do not own any warehouses, and currently cooperate with three renowned third-party warehouse and fulfillment service providers, for our inventory storage, fulfilments between warehouses, and fulfilments from warehouses to our stores. Our warehouse and fulfillment service providers are responsible for the management of our inventory stored at their warehouses, in collaboration with our employees we assign to these warehouses. As of December 31, 2021, we leased approximately 30 warehouses across China from third-party logistics providers.

We maintain an intelligent warehouse management system and order management system that are integrated with the systems of our warehouse and fulfilment service providers. Our systems enable real-time analysis of the sales status at each store and automated order placement with our leased warehouses for replenishment purposes. We are also able to track inventory level at each leased warehouse in real-time, and monitor and administer warehouse operations from the moment goods enter the warehouses until they are dispatched and delivered to our stores.

Food Safety and Quality Control

We pay close attention to food safety and quality control, monitoring each step in the food and beverage preparation process from procurement to store operation and from warehousing to delivery. In 2021, we set up a cross-functional Food Safety and Quality Control Committee chaired by our CEO to oversee important food safety matters.

Suppliers. We carefully select our suppliers through a stringent selection process and assess the performance of our suppliers on a regular basis. During the supplier selection process, we review their qualifications and conduct onsite visits and inspection. Once the suppliers are on board, we monitor their daily operations and conduct regular evaluations. In our agreements with suppliers, we have in place anti-kickback policies to ensure the integrity of our food safety and quality control and procurement systems.

Inventories. We send our staff to each leased warehouse regularly to make sure that inventories are well categorized and properly stored, that our suppliers and warehouse and fulfilment service providers are following our food safety and quality control protocols, and that any defective goods are immediately disposed.

Stores. We have established an efficient reporting structure and mechanism for monitoring the daily operations of our stores. We are determined to maintain high-level and consistent service quality across all of our stores. We have a detailed employee code of conduct, including specific requirements on the usage and storage of raw materials and other food and beverage items, equipment handling, store environment and delivery service management. We regularly evaluate the performance of our store managers and employees, the results of which are linked to their performance-based salary and promotion opportunities. When selecting our retail partners, we usually conduct comprehensive evaluations based on a set of stringent criteria. We also provide extensive training to our retail partners. We will also supervise our retail partners, and we reserve the right to terminate our cooperation with them if they fail to adhere to our standards.

We conduct onsite inspection to check whether the operations of stores meet our criteria of food safety and quality control. We also conduct environmental microbiological testing at our stores to ensure a hygienic coffee-making environment, and initiate proposals from time to time to improve our store operations and enhance customer experience.

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

We leverage our strong technology capabilities to streamline our storefront operations and optimize workforce management. Our smart scheduling system automatically schedules staff shifts and order assignments. We also have an automated in-store inventory management system that connects our stores with our warehouses, which analyzes sales, supply and inventory status for each store in real time, and enables us to timely and sufficiently stock up our stores and limit overall waste.

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

Intellectual Property

We develop and protect our intellectual property portfolio by registering our trademarks, copyrights and domain names. As of the date of this annual report, we own 1,477 registered trademarks with the Trademark Office of the PRC National Intellectual Property Administration, 18 registered copyrights of software and 17 registered copyrights of works with the PRC National Copyright Administration, and 10 domain names with Ministry of Industry and Information Technology.

In addition, we have entered into standard employee confidentiality agreements with our technology development employees, which provides that the employees own confidentiality obligations in relation to our trade and technology secrets and we own intellectual property rights of works developed within the scope of employment of the employees.

User Privacy and Data Security

Various laws and regulations, such as the Civil Code of the PRC, the Cybersecurity Law of the PRC, the Data Security Law of the PRC, which took effect on September 1, 2021, and the Personal Information Protection Law of the PRC, which took effect on November 1, 2021, govern the collection, use, retention, sharing and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase.

We have adopted policies, procedures and guidelines and update these policies, procedures and guidelines from time to time, in order to comply with these laws and regulations and protect the personal privacy of our customers and the security of their data. We also conduct regular information security training for our employees to further elevate their awareness. In addition, we have a dedicated cybersecurity team, who is responsible for formulating and implementing systems related to user privacy and data security, as well as monitoring system vulnerabilities and detecting coding errors. To keep abreast with recent regulatory developments, we have engaged external cybersecurity experts to advise on and evaluate the security performance of our information system and maintained active communication with regulatory authorities. In December 2021, our self-developed Luckin mobile app’s level of classified protection was graded level 3 by China Software Test Center pursuant to the Information Security Technology – Evaluation Requirement for Classified Protection of Cybersecurity issued by the PRC Standardization Administration. Our self-developed Luckin mobile app is also being evaluated by the China Cybersecurity Review Technology and Certification Center (the “CCRC”), upon which completion our Luckin mobile app will obtain the CCRC-APP security certification.

Our Board has general oversight power over cybersecurity issues and delegates the daily supervision responsibility to our chief executive officer, Dr. Guo. The head of our IT department directly reports cybersecurity status to Dr. Guo, and in case of a cybersecurity incident, Dr. Guo will report the incident to our Board to take appropriate and timely measures in response to the incident. In 2021 and up to the date of this annual report, we did not experience any leakage or loss of user data or any other data security incidents, nor did we receive any regulatory notification regarding user privacy and data security issues.

See also “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, which subjects us to evolving governmental regulations and other legal obligations related to privacy, cybersecurity, information security and data protection, many of which are subject to changes and uncertain interpretations. Any failure to comply with these governmental regulations and legal obligations, improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

Competition

We face intense competition in China’s coffee industry and food and beverage sector in general. Our current or potential competitors are mainly coffee shop operators.

We believe that the principal competitive factors in China coffee industry include the following:

●	Store network;
●	Product quality and safety;
●	Product pricing;
●	Supply chain management and operating efficiency;
●	Quality of customer service;
●	Brand recognition and reputation;
●	Effectiveness of sales and marketing; and
●	Customer experience.

We believe that we are well positioned to effectively compete on the basis of the factors listed above. However, our competitors may have longer operating history, greater brand recognition, more capital, better supplier relationships and a larger customer base. For discussion of risks relating to our competitors, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition in China’s coffee industry and food and beverage sector in general, and our products are not proprietary. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.”

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

The Implementation Rules of the Food Safety Law, as effective on July 20, 2009 and most recently amended on October 11, 2019 and effective on December 1, 2019, further specify the detailed measures to be taken and conformed to food producers and business operators in order to ensure food safety as well as the penalties that shall be imposed should these required measures not be implemented.

Food Operation Licensing

On August 31, 2015, the China Food and Drug Administration promulgated the Administrative Measures for Food Operation Licensing, which was amended on November 17, 2017. According to the Administrative Measures for Food Operation Licensing, a food operation license shall be obtained in accordance with the law to engage in food selling and catering services within China. The principle of one license for one site shall apply to the licensing for food operation, that is, a food operator shall obtain a food operation license to engage in food operation activities in one operation site. Food and drug administrative authorities shall implement classified licensing for food operation according to food operators’ types of operation and the degree of risk of their operation projects.

The issuance date of a food operation license is the date when the decision on granting the license is made and the license is valid for five years. Food operators shall hang or place their food operation license originals in prominent places of their operation sites.

Where the licensing items that are indicated on a food operation license change, the food operator shall, within ten business days after the changes take place, apply to the food and drug administrative authority that originally issued the license for alteration of the operation license. Those who fail to obtain a food operation license and engage in food operation activities shall be punished by the local food and drug administrative authorities at or above the county level according to Article 122 of the Food Safety Law, which states that the authorities shall confiscate their illegal income, the food or food additives illegally produced or dealt in, and the tools, equipment, raw materials, and other items used for illegal production or operation; and impose a fine of not less than RMB50,000 but not more than RMB100,000 on them if the goods value of the food or food additives illegally produced or dealt in is less than RMB10,000 or a fine of not less than 10 times but not more than 20 times the goods value if the goods value is RMB10,000 or more.

Online Catering Services

In accordance with the Measures for the Supervision and Administration of the Safety of Food Offered through Online Catering Services, as effective on January 1, 2018 and amended on October 23, 2020, online catering service providers shall have their own physical stores and have obtained the food operation licenses according to the law, and shall carry out business activities pursuant to the business forms and business items specified on their own food operation licenses, and they shall not do business beyond the business scope. The provider of a third-party online catering service platform shall, within 30 business days upon approval by the competent communications department, undergo the recordation formalities with the provincial food and drug supervision and administration department at the place where it is located. A catering service provider with a self-built website shall, within 30 business days after undergoing the recordation formalities with the competent communications department, undergo the recordation formalities with the food and drug administrative authority at the county level at the place where it is located. The headquarters of a catering service chain company that provides online trading service for its stores by its website shall be governed by reference to the requirements on providers of third-party online catering service platforms.

Regulations on Single-Purpose Commercial Prepaid Cards

The Administrative Measures for Single-Purpose Commercial Prepaid Cards (for Trial Implementation) were issued on September 21, 2012, and amended on August 18, 2016. The law applies to business in the retail industry, accommodation and catering industry, and resident service industry that conduct single-purpose commercial prepaid card business within China. A card issuer shall undergo filing formalities within 30 days from the day it conducts single-purpose card business.

Regulations on Environmental Protection

Environmental Protection Law

The Environmental Protection Law of the PRC, or the Environmental Protection Law, was promulgated and effective on December 26, 1989, and most recently amended on April 24, 2014. This Environmental Protection Law has been formulated for the purpose of protecting and improving both the living environment and the ecological environment, preventing and controlling pollution and other public hazards and safeguarding people’s health.

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

The Environmental Protection Law makes it clear that the legal liabilities of any violation of said law include warning, fine, rectification within a time limit, compulsory ceasing of operation, compulsory reinstallation of dismantled installations of the prevention and control of pollution or compulsory reinstallation of those left idle, compulsory shutout or closedown, or even criminal punishment.

Law on Environment Impact Assessment

Pursuant to the Law of the People’s Republic of China on Environment Impact Assessment, which was issued on October 28, 2002 and most recently amended on December 29, 2018, the State implements a classification-based management on the environmental impact assessment, or EIA, of construction projects according to the impact of the construction projects on the environment. Construction units shall prepare an Environmental Impact Report, or EIR, or the Environmental Impact Statement, or EIS, or fill out the Environmental Impact Registration Form, or EIRF (hereinafter collectively referred to as the “EIA documents”), according to the following rules:

●	For projects with potentially serious environmental impacts, an EIR shall be prepared to provide a comprehensive assessment of their environmental impacts;
●	For projects with potentially mild environmental impacts, an EIS shall be prepared to provide an analysis or specialized assessment of their environmental impacts; and
●	For projects with very small environmental impacts so that an EIA is not required, an Environmental Impact Registration Form shall be filled in.

According to the Classification Administration Catalogue of Environmental Impact Assessments for Construction Projects issued on September 2, 2008 and most recently amended on November 30, 2020, the food and beverage services were classified as to fill in an Environmental Impact Registration Form before January 1, 2021. Where the construction entity fails to fill in the Environmental Impact Registration Form in accordance with the law, the environmental protection administrative department at or above the county level shall order it to fill it in, and impose a fine of not more than RMB50,000 on it. Since January 1, 2021, construction projects of food and beverage services are not specified in the catalogue and shall not be included in the management on the EIA.

Regulations on Fire Prevention

Fire Protection Design Approval and Filing

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted on April 29, 1998 and last amended on April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the emergency management authority of the State Council and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The fire and rescue department of such a people’s government is responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards (as the case may be). According to the Interim Provisions on the Administration of the Fire Protection Design Review and Final Inspection of Construction Projects, issued on April 1, 2020 and effective on June 1, 2020, for those construction projects for a café with entertainment functions with more than 500 square meters, the construction entity shall apply to the housing and urban-rural development authority for fire protection design approval. For the construction projects other than the conditions foregoing, the construction entity shall provide fire protection design drawings or technical information as needed for construction to the housing and urban-rural development authority when applying for a construction permit or a construction commencement report.

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

Fire Safety Inspection

The Fire Prevention Law requires that the employer or user entity apply to the fire and rescue department of the local people’s government at or above the county level for a fire safety inspection before a public gathering place is put into use or opens for business. The fire and rescue department shall examine the materials submitted by the applicant; and if the application materials are complete and of the statutory form, it shall grant a permit. Any construction illegally putting into use or operating a public gathering place without obtaining the permit of the fire safety inspection or without satisfying the fire safety requirements upon inspection shall be ordered to stop construction, stop use or stop production or business operation and be fined not less than RMB30,000 but not more than RMB300,000.

Regulations on Commercial Franchising

Pursuant to the Regulations on the Administration of Commercial Franchising, or the Franchising Regulations, which took effect on May 1, 2007, commercial franchising refers to the business activities where a franchisor, being an enterprise possessing registered trademarks, corporate logos, patents, proprietary technology or other business resources, licenses its business resources to the franchisees, being other business operators, through contracts, and the franchisees carry out business operation under the uniform business model and pay franchising fees to the franchisor pursuant to the contracts. The Franchising Regulations set forth a number of prerequisite requirements for the franchisors, including the possession of a mature business model, the capability to provide business guidance, technical support and business training to the franchisees, and the ownership of at least two direct stores, all of which shall have been in operation for at least one year in China. The Franchising Regulations also set forth a number of requirements governing the franchise agreements; for example, the franchisors and franchisees are required to enter into franchising agreements containing certain required terms, and the franchise term thereunder shall not be less than three years unless agreed by the franchisee.

Pursuant to the Administrative Measures on the Filing of the Commercial Franchise, which took effect on February 1, 2012, and the Franchising Regulations, within 15 days after executing the first franchise agreement, the franchisors shall file with the MOFCOM or its local counterparts for record, and if there occurs any change to the franchisee network and franchisee stores throughout China, the franchisor shall file such change to MOFCOM for the record within 30 days after the occurrence of the change. Furthermore, within the first quarter of each year, the franchisors shall report the execution, renewal, termination and revocation of the franchise agreements that occurred in the last year to MOFCOM or its local counterparts. Any failure to comply with the aforementioned requirement may result in being ordered to stop the illegal business operations by the competent department, confiscation of the illegal proceeds and fines ranging from RMB 100,000 to RMB 500,000.

Furthermore, the franchisors are required to implement an information disclosure system. The Administrative Measures on the Information Disclosure of Commercial Franchising, which took effect on April 1, 2012, provide a list of information that the franchisors shall disclose to the franchisees in writing at least 30 days before execution of the franchising agreements, and if there is any material change to the disclosed information, the franchisor shall notify the franchisees in a timely manner.

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

Regulations on Foreign Investment

MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective on January 1, 2022. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of Board or senior management still exist. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services, or the VATS, provider may not exceed 50%. Moreover, for a foreign investor contemplating to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Pursuant to the Decision of the State Council to Amend and Repeal Certain Administrative Regulations (2022) which was promulgated on March 29, 2022 and will be effective on May 1, 2022, except as otherwise stipulated by the state, the ultimate foreign equity ownership in a VATS provider may not exceed 50% and the foreign investor contemplating to acquire equity interest in a VATS provider in China will not be required to demonstrate good track records and experience in operating value-added telecommunication business overseas.

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

MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese controlled” or “foreign controlled.” One of the core concepts of the Draft Foreign Investment Law (2015) is “de facto control,” which is broadly defined and emphasizes substance over form in determining whether an entity is “Chinese controlled” or “foreign controlled.” “De facto control” can be established if a person has the power to exert decisive influence on an entity, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. The Draft Foreign Investment Law (2015) specifically provides that entities established in China but “controlled” by foreign investors, such as via contracts or trusts, will be treated as FIEs, whereas an investment in China in the foreign investment-restricted industries by a foreign investor may nonetheless apply for treatment as a PRC domestic investment if the foreign investor is determined to be “controlled” by PRC entities and/or citizens. According to the Draft Foreign Investment Law (2015), VIEs would also be deemed to be FIEs if they are ultimately “controlled” by foreign investors, and be subject to the restrictions on foreign investments.

Foreign Investment Law and the Implementation Regulations

In December 2018, the Standing Committee of the National People’s Congress of PRC published the Draft Foreign Investment Law (2018) for public comments. On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC (the “Foreign Investment Law”). Upon taking effect on January 1, 2020, the Foreign Investment Law has replaced the Law of the People’s Republic of China on Chinese-Foreign Equity Joint Ventures, the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, and the Law of the People’s Republic of China on Chinese-Foreign Cooperative Joint Ventures to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law mainly focuses on the foreign investment promotion, foreign investment protection and foreign investment management.

The Foreign Investment Law defines “foreign investment” as any investment activity directly or indirectly carried out in the PRC by one or more foreign natural persons, enterprises or other organizations (the “Foreign Investor(s)”), and specifically stipulates four forms of investment activities as foreign investments, namely, (i) establishment of a foreign-invested enterprise in the PRC by a Foreign Investor, either individually or collectively with any other investor; (ii) obtaining shares, equities, property shares or any other similar rights or interests of an enterprise in the PRC by a Foreign Investor; (iii) investment in any new construction project in the PRC by a Foreign Investor, either individually or collectively with any other investor; and (iv) investment in any other manners stipulated under laws, administrative regulations or provisions prescribed by the State Council.

Compared with the draft Foreign Investment Law (2015), the Foreign Investment Law does not mention concepts such as “de facto control” and “controlling PRC companies by contracts or trusts,” nor did it specify the regulation requirements on controlling through contractual arrangements.

In order to ensure the effective implementation of the Foreign Investment Law, the Ministry of Justice, the Ministry of Commerce, the National Development and Reform Commission and other departments have jointly studied and drafted the regulations for the implementation of the Foreign Investment Law. On November 1, 2019, the Ministry of Justice published the Implementation Regulations of Foreign Investment Law (Draft for Comments). On December 12, 2019, the State Council promulgated the Implementation Regulations of Foreign Investment Law, or the Implementation Regulations, which have simultaneously come into force with the Foreign Investment Law from January 1, 2020. The Implementation Regulations provides specific operation rules for the principles of investment protection, investment promotion and investment management in the Foreign Investment Law.

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

Regulations Relating to Value-Added Telecommunication Services

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by the PRC State Council on September 25, 2000 and most recently amended on February 6, 2016, are the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from VATS. VATS are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003, December 2015 and June 2019 the Telecom Catalogue was updated respectively, categorizing online data and transaction processing and information services, among others, as VATS.

The Administrative Measures on Telecommunications Business Operating Licenses, issued on March 1, 2009 and most recently amended on July 3, 2017, set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS license, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

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

Our VIE holds a valid ICP license.

Regulation on Information Security

The Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cybersecurity Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cybersecurity, or engage in activities by making use of the network that endanger the national security, honor and interests; incite subversion of state power; overthrow the socialist system; incite secession, undermining national unity, terrorism and extremism promotion, ethnic hatred and discrimination; spread violence and disseminate pornographic information, fabricating and spreading false information that disturbs economic and social order; or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cybersecurity Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

On January 4, 2022, the Cyberspace Administration of China, or the CAC, the NDRC, the MIIT, and several other administrations jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures replaces its previous version promulgated on April 13, 2020. According to the Cybersecurity Review Measures, (i) when the purchase of network products and services by a critical information infrastructures operator or the data processing activities conducted by a network platform operator affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Cybersecurity Review Measures. The aforesaid operators shall file for a cybersecurity review with Cybersecurity Review Office under the CAC if their behavior affects or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. Cybersecurity reviews focus on assessing the following national security risks factors associated with relevant objects or circumstances: (i) the risk of illegal control, interference or destruction of critical information infrastructure, arising from the purchase and utilization of network products and services; (ii) the harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of network products and services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with the PRC laws, administrative regulations and ministry rules of the suppliers of network products and services; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country; (vi) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the network information security risk in relation to listing abroad; and (vii) other factors that may harm critical information infrastructure, cyber security and/or data security.

To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and customer information.

Regulation on Internet Privacy

Pursuant to the Administrative Provisions on Mobile Internet Applications Information Services, effective on August 1, 2016, owners or operators of mobile applications that provide information services are required to be responsible for information security management; establish and improve the protective mechanism for user information; observe the principles of legality, rightfulness and necessity; and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the Cybersecurity Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which clarifies several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information,” “provision” and “unlawful acquisition of citizens’ personal information.” Also, it specifies the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

On June 10, 2021, the Data Security Law was promulgated by the Standing Committee of the National People’s Congress and became effective on September 1, 2021. The Data Security Law mainly sets forth specific provisions regarding establishing basic systems for data security management, including a hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility.

On August 20, 2021, the Personal Information Protection Law was promulgated by the Standing Committee of the National People’s Congress and will become effective on November 1, 2021. The Personal Information Protection Law provides for various requirements on personal information protection, including the legal basis for data collection and processing, requirements on data localization and cross-border data transfer, requirements for consent of personal data collection and processing, and requirements on processing sensitive personal information. The Personal Information Protection Law also provides that the customers shall be entitled to opt out of the information recommendation or commercial marketing to individuals conducted by means of automated decision-making, or to be provided simultaneously with options not specific to individuals’ characteristics.

On August 27, 2021, the Cybersecurity Administration of China released the draft of the Regulations on Algorithm Recommendation Management of Internet Information Service for public comment, pursuant to which the algorithm recommendation service provider shall fulfill the principal responsibility of algorithm security, establish and improve management systems and be equipped with professional staff and technical support suitable for the scale of the algorithm recommendation service.

To comply with these laws and regulations, we collect and use personal information and data from our customers with their prior consent, and have established information security systems to protect customers’ privacy. The Data Security Law was recently promulgated and became effective, and the Personal Information Protection Law was recently promulgated. There are substantial uncertainties with respect to the interpretation and implementation of these data security laws and regulations, so our data-related measures may be subject to additional compliance requirements and regulatory burdens, and we may be required to make further adjustments to our business practices to comply with the interpretation and implementation of such laws.

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

Regulations on Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013, SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents, which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and the use, receipt and payment of funds, and the settlement and sales of foreign exchange.

Pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or Overseas SPV, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, the term of operation, or any increase or reduction of the Overseas SPV’s registered capital, a share transfer or swap, and a merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

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

Regulations Relating to Dividend Distributions

Before the Foreign Investment Law came into effect on January 1, 2020, the principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the PRC Wholly Foreign-Owned Enterprise Law issued in April 1986 and most recently amended in September 2016, and the PRC Implementation Regulations on the Wholly Foreign-Owned Enterprise Law issued in December 1990 and most recently amended in February 2014. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reach 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

On January 1, 2020, the Foreign Investment Law and the Implementation Regulations came into effect, which repealed the PRC Wholly Foreign-Owned Enterprise Law and the Implementation Regulations on the Wholly Foreign-Owned Enterprise Law.

Pursuant to the Foreign Investment Law, the corporate governance matters, including the distribution of dividends, shall be governed by the Company Law of the PRC, the Partnership Law of the PRC, or other laws of the PRC. Pursuant to the Company Law of the PRC, issued on December 29, 1993 and most recently amended on October 26, 2018, a company is required to set aside 10% of its after-tax profit of the current year to its general reserves until its cumulative total reserve funds reach 50% of its registered capital. If the reserve funds are insufficient to make up the company’s losses of the previous year, the after-tax profit of the current year shall first be used for making up the losses before being set aside to reserve funds. After the losses have been made up and common reserves have been drawn, the remaining profits shall be distributed to shareholders.

According to the Foreign Investment Law and the Implementation Regulations, the foreign-invested enterprises established before January 1, 2020 may elect to maintain their current corporate governance rules, including the dividend distribution policy, adopted under the Wholly Foreign-Owned Enterprise Law, within five years after January 1, 2020.

Regulations Relating to Stock Incentive Plans

According to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued by the SAFE in February 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of an overseas publicly listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sale of proceeds for the participants of share incentive plans.

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

Our PRC legal counsel, King & Wood Mallesons, has advised us that, based on its understanding of the current effective PRC laws and regulations as of the date of this annual report, should we seek to list and trade our ADSs on the NASDAQ Global Select Market or other overseas stock exchange, we will not be required to submit an application to the CSRC for the approval of the listing and trading of the ADSs on the NASDAQ Global Select Market. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments) for public comments. These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. The domestic enterprises should submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets, and (iv) reporting material events after the initial offering and listing. On April 2, 2022, the CSRC published the draft Provisions on Strengthening the Confidentiality and Archives Management Related to Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Confidentiality and Archives Management Provisions, for public comments. Pursuant to the Draft Confidentiality and Archives Management Provisions, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the underwriters or other agencies or the offshore regulatory authorities, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the underwriter and other agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm complied with the corresponding procedures. However, the Draft Overseas Listing Regulations, the Draft Overseas Listing Measures and the Draft Confidentiality and Archives Management Provisions were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules.

Regulations on Labor

Labor Contract Law

As of January 1, 2008 and as amended on December 28, 2012, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers fall under the Labor Contract Law of the PRC, or the Labor Contract Law. Enterprises and institutions are forbidden to force the laborers to work beyond the time limit and the employers shall pay laborers overtime working compensation in accordance with national regulations. In addition, the labor wages shall not be lower than local standards on minimum wages and shall be paid to the laborers timely. According to the Labor Law of the PRC effective as of January 1, 1995, and as amended on December 29, 2018, enterprises and institutions shall establish and perfect their systems of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety and sanitation, and educate laborers of workplace safety and sanitation. Work place safety and sanitation facilities shall comply with state-fixed standards.

Regulations on Social Insurance and Housing Fund

According to the Social Insurance Law of the PRC effective as of July 1, 2011, and as amended on December 29, 2018, the Regulations on Occupational Injury Insurance effective as of January 1, 2004 and as amended on December 20, 2010, the Interim Measures Concerning the Maternity Insurance for Enterprise Employees effective as of January 1, 1995, the Interim Regulations Concerning the Levy of Social Insurance effective as of January 22, 1999 and amended on March 24, 2019 and the Regulations Concerning the Administration of Housing Fund effective as of April 3, 1999 and last amended on March 24, 2019, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance, as well as a housing provident fund and other welfare plans.

Regulations on Labor Dispatch

The Interim Provisions on Labor Dispatch were promulgated by the Ministry of Human Resources and Social Security and became effective on March 1, 2014. The Interim Provisions on Labor Dispatch set forth that labor dispatch should only be applicable to temporary, auxiliary or substitute positions, or the Three-Nature Requirements. Temporary positions shall mean positions subsisting for no more than six months, auxiliary positions shall mean positions of non-major business that serve positions of major businesses, and substitute positions shall mean positions that can be held by substitute employees for a certain period of time during which the employees who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons.

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

Pursuant to the Computer Software Copyright Protection Regulations promulgated on December 20, 2001 and amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Trademark

Pursuant to the Trademark Law of the PRC, as most recently amended on April 23, 2019, and became effective on November 1, 2019, the right to exclusive use of a registered trademark shall be limited to trademarks that have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, pay damages, etc.

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names, which were promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon completion of the application procedure.

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

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC promulgated on December 13, 1993 and last amended on November 19, 2017 and its implementation rules, all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay value-added tax. Pursuant to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Tax in Lieu of Business Tax (the “Circular 36”), which was promulgated by the Ministry of Finance and the State Administration of Taxation on March 23, 2016, implemented on May 1, 2016, and recently amended on March 20, 2019, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner as of May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax. Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates promulgated on April 4, 2018 and come to effect on May 1, 2018, by Ministry of Finance and State Administration of Taxation, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or the imports of goods, the previous applicable 17% and 11% tax rates are adjusted to be 16% and 10% respectively.

Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform promulgated on March 20, 2019 by MOF, SAT and the General Administration of Customs and effective on April 1, 2019, with respect to VAT taxable sales or imported goods of a VAT general taxpayer, where the VAT rate of 16% and 10% applies currently, it shall be adjusted to 13 percent and 9 percent, respectively.

4.C.    Organizational Structure

The following chart shows our corporate structure as of the date of this annual report, including our principal subsidiaries and our VIE.

(1)	Ms. Jenny Zhiya Qian and Mr. Min Chen are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively. Both of Ms. Qian and Mr. Chen were terminated from the Company based on the Internal Investigation and have since ceased to be involved in the management of the Company. We are in the process of replacing the nominal shareholders or otherwise optimizing our VIE structure.

Contractual Arrangements with the VIE and Its Nominee Shareholders

We established our VIE to hold certain foreign restricted licenses and permits which we might need in the future, such as the ICP license. Our VIE does not currently generate any net revenue. We exercise effective control over our VIE through contractual arrangements among the Beijing WFOE, our VIE and its shareholders.

The contractual arrangements allow us to:

●	exercise effective control over our VIE;
●	receive substantially all of the economic benefits of our VIE; and
●	have an exclusive option to purchase all or part of the equity interest in and/or assets of our VIE when and to the extent permitted by laws.

As a result of these contractual arrangements, we are the primary beneficiary of the VIE and, therefore, have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of King & Wood Mallesons:

●	the ownership structure of the VIE is not in violation of applicable PRC laws and regulations currently in effect; and
●	the contractual arrangements among the Beijing WFOE, the VIE and the shareholders of the VIE, governed by PRC law, are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws.

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

Agreements That Allow Us to Receive Economic Benefits from the VIE

Master Exclusive Service Agreement. Pursuant to the Master Exclusive Service Agreement between Beijing WFOE and the VIE, Beijing WFOE or its designated affiliated entities have the exclusive right to provide the VIE with technical support and business support services in return for fees equal to 100% of the consolidated net profits of the VIE. Without Beijing WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. Beijing WFOE has the right to determine the service fee charged to the VIE under this agreement by considering, among other things, the complexity of the services, the time spent by employees of the Beijing WFOE to provide the services, content and commercial value of the service provided, as well as the benchmark price of similar services in the market. Beijing WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement among Beijing WFOE, the VIE and the shareholders of the VIE, the VIE and the shareholders of the VIE agreed and covenanted that, without obtaining Beijing WFOE’s written consent, the VIE shall not, and the shareholders shall cause the VIE not to, engage in any transaction that may materially affect its asset, obligation, right or operation, including but not limited to any activities not within its normal business scope, or operating its business in a way that is inconsistent with its past practice, a merger, reorganization, acquisition or restructuring of its principal business or assets, or an acquisition or investment in any other form, in favor of a third party, selling to or acquiring any tangible or intangible asset other than in the ordinary course of business, incurrence of any encumbrance on any of its assets, or an amendment to its articles of association. The VIE shall accept, and the shareholders shall cause the VIE to accept, suggestions raised by Beijing WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of the VIE. The shareholders of the VIE shall only appoint persons designated by Beijing WFOE to be the directors of the VIE. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

Agreements That Provide Us with the Option to Purchase the Equity Interests in the VIE

Exclusive Option Agreement. Pursuant to the Exclusive Option Agreement among Beijing WFOE, the VIE and its shareholders, the shareholders of the VIE irrevocably grant Beijing WFOE or any third party designated by Beijing WFOE an exclusive option to purchase all or part of their equity interests in the VIE at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither allow the encumbrance of any security interest in the VIE, except for the pledge placed pursuant to the Share Pledge Agreement, nor transfer, mortgage or otherwise dispose of their legal or beneficial interests in the VIE without the prior written consent of Beijing WFOE, and will cause the shareholders’ meeting and/or the board of directors and/or the executive directors of the VIE not to approve such proposal. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the equity interest in the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

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

We own one parcel of site area of approximately 45,000 square meters in Pingnan, Fujian, China used as roasting facility. Its land use right has been granted with the expiry date on June 20, 2069.

In addition, we obtained the land use right certificate of one parcel of site area of approximately 35,342.6 square meters in Tongan, Xiamen in 2019, which was returned to Xiamen government in March 2021. We have also obtained the land use right certificate of one parcel of site area of approximately 35,243.9 square meters in Tianjin, China, which was returned to Tianjin government in August 2021. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms, or failures to obtain necessary real-estate certificates, could materially and adversely affect our business.”

In connection with the construction of own coffee roasting plant, we had paid an aggregate of approximately RMB214.3 million (US$33.6 million) for acquisition of land use rights, building of facilities and purchase of equipment as of December 31, 2021. We plan to expand our supply chain network by leasing, constructing or purchasing additional facilities across China over the next several years.

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

5.A.	Operating Results

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors in China, including:

●	China’s overall economic growth, level of urbanization and level of per capita disposable income;
●	COVID-19 pandemic and its impact on the economic life;
●	Growth in consumer expenditure, especially the expenditure on food and beverage;
●	Consumers’ demand for coffee and tea, especially for freshly brewed coffee and tea drinks; and
●	Increasing usage of mobile internet and increasing adoption of mobile payment.

Unfavorable changes in any of these general factors could materially and adversely affect our business and results of operations.

Specific Factors Affecting Our Results of Operations

Our ability to attract and engage customers

Our revenue growth is mainly driven by our ability to attract new customers and actively engage and retain existing customers. Driven by technology, our new retail model is built upon our mobile apps and store network, which allows us to stay close to our customers and engage them anytime, anywhere. We leverage our deep understanding of the coffee market in China and our operation experiences to analyze our customer behavior and industry trends, which enable us to attract new customers and retain and engage existing customers to increase items sold. As of December 31, 2021, we had 4,397 self-operated stores, 1,627 partnership stores and 1,102 Luckin Coffee EXPRESS machines in China and had 92.0 million cumulative transacting customers.

Increase product offerings and cross-sell

We offer a wide variety of high-quality food and beverage items, mainly freshly brewed coffee. Powered by our robust product development capabilities, we have been constantly rolling out new products that became popular among consumers and well recognized by KOLs, such as coconut milk series, velvet series and Newer series. Going forward, we endeavor to continuously offer innovative food and beverage products, as we believe that focusing on high-quality product development and strategically diversifying our product offerings will increase items sold and revenue per item. For the year ended December 31, 2021, we sold approximately 447.2 million coffee, tea and other product items, among which 24.7% were non-coffee products from our self-operated stores, while for the year ended December 31, 2020, we sold approximately 307.5 million coffee, tea and other product items, among which 34.9% were non-coffee products from our self-operated stores.

The optimization of our sales network

Our store network affects our business and revenue growth. We started our business in October 2017 and we believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2021. The following tables set out the total number of our self-operated stores and retail partnership stores and their movement for the periods indicated.

	For the three months ended,
	March	June	September	December	March	June	September	December	March	June	September	December
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021
Number of self-operated stores at the end of the period	2,370	2,963	3,680	4,507	4,511	4,267	3,952	3,929	3,939	4,018	4,206	4,397
Net increase/(decrease) in the number of self-operated stores during the period	297	593	717	827	4	(244)	(315)	(23)	10	79	188	191

	For the three months ended,
	March	June	September	December	March	June	September	December	March	June 30,	September	December
	31,	30,	30,	31,	31,	30,	30,	31,			30,	31,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021
Number of retail partnership stores at the end of the period	—	—	—	282	501	824	879	874	1,012	1,241	1,465	1,627
Net increase/ (decrease) in the number of retail partnership stores during the period	—	—	—	282	219	323	55	(5)	138	229	224	162

In September 2019, we launched our retail partnership model initiative and opened the first partnership store in October 2019. Under this model, we will cooperate with selective retail partners to own and manage stores. This model will complement our self-operated store network and enable us to penetrate new markets more efficiently.

To improve profitability, we have conducted store performance reviews and upgraded our store opening criteria. In 2020, we opened certain new stores in areas with strong growth potential, while closing certain existing stores with relatively lower performance levels. As of December 31, 2021, we had 4,397 self-operated stores and 1,627 partnership stores.

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

Our technology-driven new retail business model significantly improves our operational efficiency. We measure our store performance with store-level operating profit (loss), which is calculated by deducting cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees, rental deposit of closed stores and rental expense for preopening stores from our self-operated store revenue. We have changed the way we calculate our store-level operating profit (loss) to include all relevant store expenses at the store level (excluding sales and marketing expenses and general and administrative expenses) to align this metric with our internal KPIs. Our store-level operating loss accounted for 38.0% and 12.5% of our self-operated store revenue for the years ended December 31, 2019 and 2020, respectively. We achieved store-level operating profit which accounted for 20.2% of our self-operated store revenue for the year ended December 31, 2021.

Seasonality

We experience seasonality in our business, primarily as a result of order fluctuations in holiday seasons as well as the product mix sold for different seasons. For example, we generally experience fewer purchase orders during Chinese New Year holidays which fall between late January and February. The decrease of sales during the holiday seasons is a typical pattern in the coffee market, since commuters contribute significantly to coffee consumption. However, our partnership stores may benefit from the holiday seasons as many of them are located in shopping malls of lower-tier cities, which usually have higher foot traffic during holidays. We also experience fluctuations in the types of products sold as a result of weather changes that affect consumers’ preference for different drinks. For example, our sales in the third quarter of 2021 benefited from the relatively hot weather in the summer, as some of our higher margin iced drinks were predominantly sold in hotter months, as compared to relatively colder seasons. For risks related to the seasonality of our business, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to seasonal fluctuations and unexpected interruptions.”

Impact of COVID-19

We have formulated protocols and taken measures to reduce the impact of the COVID-19 pandemic on our store operations and to comply with national and local regulatory requirements related to containing the spread of COVID-19. For example, we strictly implement a set of measures for our stores in the high-risk or mid-risk areas identified by local government, including monitoring our storefront personnel’s health conditions on an ongoing basis, ensuring the stores are adequately equipped with personal protection and sanitation supplies, and implementing sanitization policies and social-distancing rules for our in-store and delivery service process.

We began to open our stores and resume normal operations from March 2020 and our store operations were less adversely affected in 2021 than in 2020. However, the resurgence of COVID-19 outbreaks in various cities and regions in China since the end of 2021 have adversely impacted and continues to adversely impact our store operations. Since the end of 2021, cases of the Omicron variant have emerged in China, spreading to major cities including Beijing, Shanghai, Tianjin and Shenzhen. A lockdown in Xi’an, which started in December 2021, lasted nearly the whole month of January 2022. Shanghai, the leading city in coffee consumption in China and in which we have substantial business operations, has been experiencing an unprecedented surge of COVID-19 cases since early 2022. Shanghai’s economic life has been sharply curtailed, and the local government has been imposing more stringent preventive measures, causing material interruptions to our store operations in the city. Starting from April 2022 and as of the date of this annual report, there has been effectively a full lockdown in Shanghai. As a result of this resurgence, our store operation was significantly affected, with daily closure of as many as 550 stores in Shanghai and more than 1,000 stores in China during this period. The COVID-19 situations have been evolving quickly and continuously, and as of the date of this annual report, we cannot predict with any clarity as to whether and when the restrictive measures taken by local government will be lifted, whether and to what extent the COVID-19 situation will deteriorate, and whether and to what extent our business, operations and financial condition will further suffer as a result. See also “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our operations have been and may continue to be affected by the COVID-19 pandemic.”

Key Operating Data

The following table presents our key operating data for the periods indicated:

	For the three months ended or as of
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021
		(Restated)	(Restated)
Total stores	2,370	2,963	3,680	4,789	5,012	5,091	4,831	4,803	4,951	5,259	5,671	6,024
Total self-operated stores	2,370	2,963	3,680	4,507	4,511	4,267	3,952	3,929	3,939	4,018	4,206	4,397
Total partnership stores	—	—	—	282	501	824	879	874	1,012	1,241	1,465	1,627
Same-store sales growth for self- operated stores(1)	*	*	*	*	(31.4)%	(6.8)%	0.3%	9.2%	94.5%	71.8%	75.8%	43.6%
Average monthly transacting customers (in thousands)(2)	4,402	6,069	8,880	11,588	6,609	8,945	8,215	9,712	8,728	12,285	14,722	16,229

Notes:

(1)	The growth rate of total revenue from self-operated stores that has been in operation as at comparable period beginning and was not closed before current period ending with the number of average operating days over 15 per month over both current period and last year’s comparable period. Due to the limited operation history, the same-store sales growth for self-operated stores for the quarters in 2019 is not available.
(2)	The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

Key Components of Results of Operations

Net Revenues

The following table sets forth a breakdown of our net revenues for the periods indicated:

	For the year ended December 31,
	2019		2020		2021		2021
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	3,009,590	99.5	3,716,791	92.1	6,659,218	83.6	1,044,977	83.6
Freshly brewed drinks	2,423,638	80.2	3,218,706	79.8	5,909,655	74.2	927,354	74.2
Other products	409,868	13.5	309,745	7.7	395,573	5.0	62,074	5.0
Others	176,084	5.8	188,340	4.6	353,990	4.4	55,549	4.4
Revenues from partnership stores	15,344	0.5	316,627	7.9	1,306,105	16.4	204,956	16.4
Total net revenues	3,024,934	100.0	4,033,418	100.0	7,965,323	100.0	1,249,933	100.0

Revenues from product sales. Revenues from product sales include:

●	Revenues from freshly brewed drinks. We offer an array of freshly brewed drinks, with a focus on freshly brewed coffee, supplemented with non-coffee drinks such as Luckin Exfreezo series. Net revenues from sales of freshly brewed drinks are recognized upon delivery to customers, net of VAT, surcharges and discounts, if any.
●	Revenues from other products. Other products mainly consist of food and beverage items, such as light meals and various merchandise, including cups, tote bags and other consumer goods.
●	Revenues from others. Our revenues from others mainly include delivery fees derived from self-operated stores paid by our customers.

Revenues from partnership stores. Revenues from partnership stores consist of sales of materials and equipment, other services including delivery and pre-opening services including design service of store decoration and provision of decoration materials, profit sharing paid by retail partners for the right to use brand name of Luckin Coffee or Luckin Tea, promotion activities, a unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, among others.

Operating Expenses

The following table sets forth a breakdown of our total operating expenses for the periods indicated:

	For the year ended December 31,
	2019		2020		2021		2021
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Cost of materials	1,623,324	26.0	1,995,380	30.1	3,198,552	37.6	501,923	37.6
Store rental and other operating costs	1,597,125	25.6	1,726,619	26.1	2,036,772	23.9	319,614	23.9
Depreciation and amortization expenses	411,883	6.6	483,421	7.3	465,384	5.5	73,029	5.5
Delivery expenses	438,914	7.1	414,808	6.2	819,549	9.6	128,605	9.6
Sales and marketing expenses	812,592	13.0	462,112	7.0	336,855	4.0	52,860	4.0
General and administrative expenses	1,072,339	17.2	981,645	14.8	1,269,988	14.9	199,289	14.9
Store preopening and other expenses	71,623	1.1	9,982	0.2	16,352	0.2	2,566	0.2
Impairment loss of long-lived assets	209,249	3.4	71,467	1.1	21,368	0.3	3,353	0.3
Losses and expenses related to Fabricated Transactions and Restructuring	—	—	475,252	7.2	339,557	4.0	53,284	4.0
Total operating expenses	6,237,049	100.0	6,620,686	100.0	8,504,377	100.0	1,334,523	100.0

Cost of materials. Cost of materials consists primarily of raw material costs, costs for low-value consumables, storage fees, and logistic expenses for deliveries from warehouses to stores.

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

Delivery expenses. Delivery expenses consist primarily of fees for delivery service providers that we cooperate with to provide delivery services to our customers.

Sales and marketing expenses. Sales and marketing expenses consist primarily of advertising expenses, commissions for third party service providers such as delivery platforms, cost of free products we offer to customers as part of our marketing initiative to attract new customers, which has ceased from May 2020, as well as payroll expenses for sales and marketing employees.

General and administrative expenses. General and administrative expenses consist primarily of payroll and other employee benefits for our administrative employees, share-based compensation for key eligible managements and employees, research and development expenses, rental expenses for our office buildings, regular professional service fees and other office expenses.

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

Losses and expenses related to Fabricated Transactions and Restructuring. Losses and expenses related to Fabricated Transactions and Restructuring consist primarily of (i) our legal and professional fees incurred to respond to a number of legal proceedings and U.S. securities litigations negotiations and claims; (ii) professional fees and expenses reimbursed for the JPLs; (iii) advisory service fees and other professional fees for the Restructuring; (iv) legal fees reimbursed for security holders, underwriters of the Company’s initial public offering and follow-on offering, and directors and officers; (v) professional fees related to the Internal Investigation; (vi) a penalty imposed by SAMR on two of our PRC subsidiaries and certain implicated third-party companies and relevant allowance as the result of Fabricated Transactions in connection with the legal proceedings and Restructuring; and (vii) contingent loss of VAT correction of Fabricated Transactions, etc.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Our subsidiary is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, it is not subject to income or capital gains tax under the current laws of the British Virgin Islands. The British Virgin Islands do not impose a withholding tax on dividends.

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

PRC

Our subsidiaries incorporated in China and our VIE are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. From January 1, 2019 to December 31, 2020, the first RMB1.0 million of assessable profit before tax is subject to the preferential income tax rate of 20% followed by a 75% exemption for subsidiaries that qualify as “Small Profit Enterprises,” while the remaining assessable profit before tax under RMB3.0 million is subject to the tax rate of 20% followed by a 50% exemption. From January 1, 2021 to December 31, 2021, the first RMB1.0 million of assessable profit before tax is subject to the preferential income tax rate of 20% followed by an 87.5% exemption for subsidiaries that qualify as “Small Profit Enterprises,” while the remaining assessable profit before tax under RMB3.0 million is subject to the tax rate of 20% followed by a 50% exemption. From January 1, 2022 to December 31, 2024, the first RMB1.0 million of assessable profit before tax is subject to the preferential income tax rate of 20% followed by an 87.5% exemption for subsidiaries that qualify as “Small Profit Enterprises,” while the remaining assessable profit before tax under RMB3.0 million is subject to the tax rate of 20% followed by a 75% exemption. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our PRC subsidiaries are subject to value-added tax, or VAT, at a rate of 6%, 10% and 16% before April 1, 2019 and since then 6%, 9% and 13%, on our products and services, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes are subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation promulgated the State Taxation Administration on Issuing the Measures for Non-Resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings and collect and retain supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities.

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

	For the year ended December 31,
	2019		2020		2021		2021
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	3,009,590	99.5	3,716,791	92.1	6,659,218	83.6	1,044,977	83.6
Freshly brewed drinks	2,423,638	80.2	3,218,706	79.8	5,909,655	74.2	927,354	74.2
Other products	409,868	13.5	309,745	7.7	395,573	5.0	62,074	5.0
Others	176,084	5.8	188,340	4.6	353,990	4.4	55,549	4.4
Revenues from partnership stores	15,344	0.5	316,627	7.9	1,306,105	16.4	204,956	16.4
Total net revenues	3,024,934	100.0	4,033,418	100.0	7,965,323	100.0	1,249,933	100.0

Cost of materials	(1,623,324)	(53.7)	(1,995,380)	(49.5)	(3,198,552)	(40.2)	(501,923)	(40.2)
Store rental and other operating costs	(1,597,125)	(52.8)	(1,726,619)	(42.8)	(2,036,772)	(25.6)	(319,614)	(25.6)
Depreciation and amortization expenses	(411,883)	(13.6)	(483,421)	(12.0)	(465,384)	(5.8)	(73,029)	(5.8)
Delivery expenses	(438,914)	(14.5)	(414,808)	(10.2)	(819,549)	(10.3)	(128,605)	(10.3)
Sales and marketing expenses	(812,592)	(26.9)	(462,112)	(11.5)	(336,855)	(4.2)	(52,860)	(4.2)
General and administrative expenses	(1,072,339)	(35.4)	(981,645)	(24.3)	(1,269,988)	(15.9)	(199,289)	(15.9)
Store preopening and other expenses	(71,623)	(2.4)	(9,982)	(0.2)	(16,352)	(0.2)	(2,566)	(0.2)
Impairment loss of long-lived assets	(209,249)	(6.9)	(71,467)	(1.8)	(21,368)	(0.3)	(3,353)	(0.3)
Losses and expenses related to Fabricated Transactions and Restructuring	—	—	(475,252)	(11.8)	(339,557)	(4.3)	(53,284)	(4.3)
Total operating expenses	(6,237,049)	(206.2)	(6,620,686)	(164.1)	(8,504,377)	(106.8)	(1,334,523)	(106.8)
Operating loss	(3,212,115)	(106.2)	(2,587,268)	(64.1)	(539,054)	(6.8)	(84,590)	(6.8)

Interest income	79,407	2.6	135,713	3.4	102,248	1.3	16,045	1.3
Interest and financing expenses	(31,629)	(1.0)	(116,471)	(2.9)	(35,490)	(0.4)	(5,569)	(0.4)
Foreign exchange gain/(loss), net	19,842	0.7	(70,937)	(1.8)	120,166	1.5	18,857	1.5
Other expenses, net	(6,303)	(0.2)	(58,635)	(1.5)	(16,513)	(0.2)	(2,591)	(0.2)
Change in the fair value of warrant liability	(8,322)	(0.3)	—	—	—	—	—	—
(Provision)/reversal for SEC settlement	—	—	(1,177,074)	(29.2)	1,146,474	14.4	179,907	14.4
Provision for equity litigants	—	—	(1,226,119)	(30.3)	(155,314)	(2.0)	(24,372)	(2.0)
Impairment of trust investments settlement	—	—	(1,140,000)	(28.3)	—	—	—	—

Net (loss)/income before income taxes	(3,159,120)	(104.4)	(6,240,791)	(154.7)	622,517	7.8	97,687	7.8
Income tax (expense)/benefit	(1,387)	(0.0)	637,801	15.8	63,861	0.8	10,021	0.8
Net (loss)/income	(3,160,507)	(104.4)	(5,602,990)	(138.9)	686,378	8.6	107,708	8.6

Discussion of the Years Ended December 31, 2021 and 2020

Net revenues

Our net revenues were RMB7,965.3 million (US$1,249.9 million) in 2021, increased by 97.5% from RMB4,033.4 million in 2020. The growth of our net revenues was primarily attributable to the significant increase in the number of our transacting customers, the increase in our items sold, the increase in average selling price of items sold and the increase in our store footprint. As of December 31, 2021, we had 92.0 million cumulative transacting customers, compared to 64.9 million as of December 31, 2020. In 2021, our average monthly total items sold in self-operated stores and unmanned coffee machines were approximately 37.5 million, compared to 26.1 million in 2020. In 2021, the net increase in the number of our self-operated stores was 468, resulting in a year-over-year self-operated store unit growth of 11.9%, ending the year with 4,397 self-operated stores.

Revenues from product sales

Our revenues from product sales were RMB6,659.2 million (US$1,045.0 million) in 2021, increased by 79.2% from RMB3,716.8 million in 2020.

Our revenues from product sales consist of revenues from freshly brewed drinks, revenues from other products and revenues from others.

(i)Revenues from freshly brewed drinks

Our net revenues from freshly brewed drinks were RMB5,905.7 million (US$927.4 million) in 2021, increased by 83.6% from RMB3,218.7 million in 2020. The growth of our revenue from freshly brewed drinks was primarily driven by the increase in the number of our freshly brewed drinks sold and the increased price per item.

(ii)Revenues from other products

Our net revenues from other products were RMB395.6 million (US$62.1 million) in 2021, increased by 27.7% from RMB309.7 million in 2020, primarily driven by the increase in the number of non-freshly brewed items sold and products sold through e-commerce platforms.

(iii)Revenues from others

Our revenues from others increased by 88.0% from RMB188.3 million in 2020 to RMB354.0 million (US$55.5 million) in 2021, primarily as a result of our increased delivery service fees derived from self-operated stores due to the increase of number of delivery orders.

Revenues from partnership stores

Our revenues from partnership stores were RMB1,306.1 million (US$205.0 million) in 2021, including sales of materials of RMB834.7 million (US$131.0 million), sales of equipment of RMB178.8 million (US$28.1 million), profit sharing of RMB144.8 million (US$22.7 million) and other services, including delivery services, of RMB147.8 million (US$23.2 million). Our revenues from partnership stores in 2021 increased by 312.5% from RMB316.6 million in 2020. The growth of our revenues was primarily driven by the significant increase in the number of our partnership stores, items sold and delivery services. As of December 31, 2021, we had 1,627 partnership stores compared to 874 stores in 2020, and our average monthly total items sold in partnership stores was approximately 12.0 million in 2021, compared with approximately 4.2 million in 2020.

Operating expenses

Our operating expenses were RMB8,504.4 million (US$1,334.5 million) in 2021, compared to RMB6,620.7 million in 2020. The growth of our operating expenses was generally in line with our business expansion. Meanwhile, our operating expenses as a percentage of our net revenues decreased from 164.1% in 2020 to 106.8% in 2021, mainly driven by the increased economies of scale and our technology-driven operations.

Cost of materials

The following table sets forth the components of our costs of materials in absolute amounts and as percentages of total costs of materials for the periods indicated.

	For the year ended December 31,
	2019		2020		2021		2021
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Cost of raw materials	1,373,555	84.5	1,430,050	71.7	2,020,606	63.2	317,077	63.2
Freshly brewed drinks	1,074,493	66.1	1,199,309	60.1	1,781,834	55.7	279,609	55.7
Other products	299,062	18.4	230,741	11.6	238,772	7.5	37,468	7.5
Low value consumables	51,335	3.2	42,876	2.1	41,657	1.3	6,537	1.3
Cost of partnership	—	—	280,563	14.1	863,222	27.0	135,458	27.0
Storage fees	82,173	5.1	101,830	5.1	110,633	3.5	17,361	3.5
Logistic expenses	116,261	7.2	140,061	7.0	162,434	5.0	25,490	5.0
Total	1,623,324	100.0	1,995,380	100.0	3,198,552	100.0	501,923	100.0

Our cost of materials was RMB3,198.6 million (US$501.9 million) in 2021, compared to RMB1,995.4 million in 2020. The increase in the cost of materials was in line with the increase in the number of products sold.

Store rental and other operating costs

The following table sets forth the components of our store rental and other operating costs in absolute amounts and as percentages of total store rental and other operating costs for the periods indicated.

	For the year ended December 31,
	2019		2020		2021		2021
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Store rental	525,650	32.9	645,155	37.4	677,869	33.3	106,372	33.3
Payroll	913,675	57.2	917,835	53.1	1,147,227	56.3	180,025	56.3
Utilities and other store expenses	157,800	9.9	163,629	9.5	211,676	10.4	33,217	10.4
Total	1,597,125	100.0	1,726,619	100.0	2,036,772	100.0	319,614	100.0

Our store rental and other operating costs were RMB2,036.8 million (US$319.6 million) in 2021, compared to RMB1,726.6 million in 2020. The increased store rental and other operating costs in 2021 were primarily attributable to the increased expenses in relation to labor costs, the increased number of stores we operated and increased number of items sold per store.

Depreciation and amortization expenses

The following table sets forth the components of our depreciation expenses in absolute amounts and as percentages of total depreciation expenses for the periods indicated.

	For the year ended December 31,
	2019		2020		2021		2021
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Depreciation of equipment	131,736	32.0	203,310	42.1	211,009	45.3	33,112	45.3
Amortization of leasehold improvements and others	279,979	68.0	279,969	57.9	254,228	54.7	39,894	54.7
Amortization of land use right	168	—	142	—	147	—	23	—
Total	411,883	100.0	483,421	100.0	465,384	100.0	73,029	100.0

Our depreciation and amortization expenses decreased from RMB483.4 million in 2020 to RMB465.4 million (US$73.0 million) in 2021, primarily due to the decreased amortization of leasehold improvements as we recorded substantially less one-off write-down of leasehold improvement for stores closure in 2021 than in 2020, partially offset by the one-off write-down of decoration expenses for our previous Beijing office building as we moved to a new building in 2021.

Delivery expenses

Our delivery expenses increased from RMB414.8 million in 2020 to RMB819.5 million (US$128.6 million) in 2021, primarily due to the increased number of delivery orders.

We separated delivery expenses out of sales and marketing expenses to optimize our disclosure and better reflect the nature of our expenses. This reclassification is retrospectively applied to our financial disclosures for 2019 and 2020 as reflected in this annual report.

Sales and marketing expenses

The following table sets forth the components of our sales and marketing expenses in absolute amounts and as percentages of total sales and marketing expenses for the periods indicated.

	For the year ended December 31,
	2019		2020		2021		2021
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Advertising expenses	586,774	72.2	354,469	76.6	243,671	72.3	38,237	72.3
Free product promotion expenses	206,723	25.4	64,956	14.1	(18,498)	(5.5)	(2,903)	(5.5)
Commission	4,613	0.6	9,719	2.1	60,017	17.8	9,418	17.8
Others	14,482	1.8	32,968	7.2	51,665	15.4	8,108	15.4
Total	812,592	100.0	462,112	100.0	336,855	100.0	52,860	100.0

Our sales and marketing expenses were RMB336.9 million (US$52.9 million) in 2021, compared to RMB462.1 million in 2020. The decrease in sales and marketing expenses was primarily attributable to the decrease in our advertising expenses and free product promotion expenses as we adopted more cost-effective approaches, such as the cultivation of private domain traffic pools, since April 2020 and ceased our free product promotion activities in May 2020. Such decrease was partially offset by the increased third-party delivery platforms commission as a result of increased number of delivery orders.

General and administrative expenses

The following table sets forth the components of our general and administrative expenses in absolute amounts and as percentages of total general and administrative expenses for the periods indicated.

	For the year ended December 31,
	2019		2020		2021		2021
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Payroll	416,316	38.8	420,029	42.8	446,869	35.2	70,123	35.2
Research and development expenses	219,048	20.4	265,537	27.1	251,688	19.8	39,494	19.8
Share-based compensation	152,285	14.2	22,029	2.2	253,523	20.0	39,783	20.0
Professional fees	62,742	5.9	99,851	10.2	112,182	8.8	17,604	8.8
Others	221,948	20.7	174,199	17.7	205,726	16.2	32,285	16.2
Total	1,072,339	100.0	981,645	100.0	1,269,988	100.0	199,289	100.0

Our general and administrative expenses were RMB1,270.0 million (US$199.3 million) in 2021, compared to RMB981.6 million in 2020. The increase in general and administrative expenses was primarily attributable to the increased share-based compensation to our officers, directors and eligible employees, as well as increased headquarter staff costs and professional service fees.

Store preopening and other expenses

Our store preopening and other expenses were RMB16.4 million (US$2.6 million) in 2021, compared to RMB10.0 million in 2020. Our store preopening and other expenses increased in 2021 from 2020 primarily due to the increased rental costs for new store openings as we opened more stores in 2021.

Impairment loss of long-lived assets

Our impairment loss of long-lived assets was RMB21.4 million (US$3.4 million) in 2021, compared to RMB71.5 million in 2020. The impairment loss of long-lived assets in 2021 was related to (i) the equipment that were no longer adaptable to our production as a result of product iteration, and (ii) adjustment for Luckin Tea stores opening plan.

Losses and expenses related to Fabricated Transactions and Restructuring

We incurred losses and expenses related to Fabricated Transactions and Restructuring in a total amount of RMB339.6 million (US$53.3 million) in 2021, compared to RMB475.3 million in 2020, as we made significant efforts to respond to legal proceedings, comprehensively optimize our capital structure, restructure the Notes and negotiate on equity litigants, and settle penalties in order to better position us for long-term success. Our losses and expenses related to Fabricated Transactions in 2021 primarily consisted of (i) our legal and professional fees incurred to respond to a number of legal proceedings and U.S. securities litigations negotiations and claims of RMB98.6 million (US$15.5 million); (ii) professional fees and expenses reimbursed for the JPLs of RMB84.2 million (US$13.2 million); (iii) advisory service fees and other professional fees for the Restructuring of RMB69.1 million (US$10.8 million); (iv) legal fees reimbursed for security holders, underwriters of the Company’s initial public offering and follow-on offering, and directors and officers in a total amount of RM52.4 million (US$8.2 million); and (v) contingent loss of VAT correction of Fabricated Transactions of RMB27.7 million (US$4.3 million). See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Control, Offshore Restructuring and Related Matters—The previously disclosed Fabricated Transactions have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, and required significant time and attention from our senior management, among other adverse impacts.”

Operating loss

As a result of the foregoing, our operating loss was RMB539.1 million (US$84.6 million) in 2021, compared to RMB2,587.3 million in 2020.

Interest income

Our interest income was RMB102.2 million (US$16.0 million) in 2021, compared to RMB135.7 million in 2020. The decrease of interest income was mainly due to the decrease of trust interest in an amount of RMB44.3 million, partially offset by the increase of interest from banking wealth management products.

Interest and financing expenses

Our interest and financing expenses were RMB35.5 million (US$5.6 million) in 2021 and RMB116.5 million in 2020. The interest and financing expenses in 2021 were primarily consisted of interest expenses for the Notes. The interest expenses in 2021 was relatively low compared to 2020 because we recorded an immediate one-time amortization of issuance cost of the Notes into interest expenses in July 2020 upon the appointment of JPLs, which was an event of default of the Notes.

Foreign exchange gain/(loss), net

We recorded net foreign exchange gain of RMB120.2 million (US$18.9 million) in 2021, compared to net foreign exchange loss of RMB70.9 million in 2020. The change in net foreign exchange gain was primarily attributable to the capital reduction transactions settled by foreign currency, partially offset by the fluctuations in the exchange rates of our foreign currency deposits.

Other expenses, net

We recorded net other expenses of RMB16.5 million (US$2.6 million) in 2021, compared to RMB58.6 million in 2020. The net other loss in 2021 was primarily attributable to compensation for default of purchase commitment to Schaerer, loss from assets disposal and donations, partially offset by government grants and gain from assets disposal.

Reversal/(provision) for SEC settlement

We reversed the provision for SEC settlement of US$180 million (RMB1,146.5 million) in 2021 which was recorded in 2020. Based on all available information as of December 31, 2021, it was very probable that the SEC staff would be satisfied that the cash payment to the bond holders to be made in January 2022, estimated at the time to exceed US$180 million, would fully offset the SEC civil penalty pursuant to the terms of the SEC settlement. Accordingly, we reversed the provision for the SEC Settlement for the year ended December 31, 2021.

Provision for U.S. securities litigation

We recorded a provision for equity litigation of US$24.4 million (approximately RMB155.3 million) in 2021, compared to US$187.5 million (approximately RMB1,226.1 million) in 2020, which was the global settlement amount that formed the basis of the Federal Class Settlement.

We have been named as a defendant in various U.S. securities litigations. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “Note 21 Commitments and Contingencies—Legal proceedings—U.S. Class Action” to the consolidated financial statements included in this annual report. Where possible, the Company contests liability and/or the amount of damages appropriate in each pending matter. Where available information indicates that it is probable that a liability had been incurred as of the date of the consolidated financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues a provision for that loss in accordance with relevant U.S. GAAP principles. The Company’s estimate of probable losses from these litigations is based on either the amount of a settlement (if a settlement has been reached), the Company’s most recent offer made to a claimant (if no settlement has been reached but settlement negotiations have begun) or the implied recovery represented by the Federal Class Action Settlement (where no settlement negotiations have begun). The actual loss could be greater or smaller than our current estimate.

Impairment of trust investments

We recorded full impairment of trust investments of RMB1,140.0 million in 2020. See “Note 4 Short-term Investments, Net” and “Note 11 Related Party Transactions” to the Company’s consolidated financial statements included in this annual report.

Income tax benefit

We recorded income tax benefit of RMB63.9 million (US$10.0) in 2021, compared to RMB637.8 million in 2020, which resulted from a preferential tax policy in 2020 to mitigate the negative impact of the COVID-19 and a long-term profitable operating forecast.

Net (loss)/income

As a result of the foregoing, we recorded a net income of RMB686.4 million (US$107.7 million) in 2021, compared to a net loss of RMB5,603.0 million in 2020.

Discussion of the Years Ended December 31, 2020 and 2019

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Discussion of the Years Ended December 31, 2020 and 2019” of our annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on September 21, 2021.

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

We define non-GAAP operating loss as operating loss excluding share-based compensation expenses and impairment loss of long-lived assets, non-GAAP net loss as net (loss)/income excluding share-based compensation expenses, change in fair value of warrant liability, impairment loss of long-lived assets, provision/(reversal) for SEC settlement, provision for equity litigants settlement and impairment of trust investments and non-GAAP net loss attributable to our company’s ordinary shareholders as net (loss)/income attributable to our company’s ordinary shareholders excluding accretion to redemption value of convertible redeemable preferred shares, share-based compensation expenses, change in fair value of warrant liability, impairment loss of long-lived assets, provision/(reversal) for SEC settlement, provision for equity litigants settlement and impairment of trust investments. The table below sets forth a reconciliation of our operating loss to non-GAAP operating loss, our net (loss)/income to non-GAAP net loss and our net (loss)/income attributable to our company’s ordinary shareholders to non-GAAP net loss attributable to our company’s ordinary shareholders for the years indicated below.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Operating loss	(3,212,115)	(2,587,268)	(539,054)	(84,590)
Adjusted for: Share-based compensation expenses	152,285	22,029	302,734	47,505
Add: Impairment loss of long-lived assets	209,249	71,467	—	—
Non-GAAP operating loss	(2,850,581)	(2,493,772)	(236,320)	(37,085)

Net (loss)/income	(3,160,507)	(5,602,990)	686,378	107,708
Adjusted for: Share-based compensation expenses	152,285	22,029	302,734	47,505
Adjusted for: Change in the fair value of warrant liability	8,322	—	—	—
Add: Impairment loss of long-lived assets	209,249	71,467	—	—
Add: Provision/(reversal) for SEC settlement	—	1,177,074	(1,146,474)	(179,907)
Add: Provision for equity litigants settlement	—	1,226,119	155,314	24,372
Add: Impairment of trust investments	—	1,140,000	—	—
Non-GAAP net loss	(2,790,651)	(1,966,301)	(2,048)	(322)

Net (loss)/income attributable to our company’s ordinary shareholders	(3,712,596)	(5,589,105)	686,270	107,691
Add: Accretion to redemption value of convertible redeemable preferred shares	552,036	—	—	—
Add: Share-based compensation expenses	152,285	22,029	302,734	47,505
Add: Change in the fair value of warrant liability	8,322	—	—	—
Add: Impairment loss of long-lived assets	209,249	71,467	—	—
Add: Provision/(reversal) for SEC settlement	—	1,177,074	(1,146,474)	(179,907)
Add: Provision for equity litigants settlement	—	1,226,119	155,314	24,372
Add: Impairment of trust investments	—	1,140,000	—	—
Non-GAAP net loss attributable to our company’s ordinary shareholders	(2,790,704)	(1,952,416)	(2,156)	(339)

5.B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(2,166,970)	(2,376,832)	123,447	19,372
Net cash (used in)/generated from investing activities	(1,815,890)	(1,712,333)	337	52
Net cash generated from financing activities	7,240,746	4,029,070	1,514,660	237,683
Effect of foreign exchange rate changes on cash and cash equivalents	92,560	17,711	(22,215)	(3,486)
Net increase/(decrease) in cash and cash equivalents	3,350,446	(42,384)	1,616,229	253,621
Cash and cash equivalents and restricted cash at beginning of year	1,630,983	4,981,429	4,939,045	775,044
Cash and cash equivalents and restricted cash at end of year	4,981,429	4,939,045	6,555,274	1,028,665

Our principal source of liquidity has been cash generated from historical equity financing activities, including the proceeds from our IPO in May 2019, and our follow-on public offering and convertible note offering in January 2020, and the Investment Agreement with an affiliate of Centurium Capital and Joy Capital. See “Item 4. Information on the Company—4.A. History and Development of the Company.” As of December 31, 2019, 2020 and 2021, we had RMB4,981.4 million, RMB4,939.0 million and RMB6,555.3 million (US$1,028.7 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi and US dollar. Our operating expenses continued to increase historically and are expected to continue to increase in line with our business expansion. Meanwhile, leveraging our new retail model, we experienced robust growth in net revenues in 2019, 2020 and 2021. As a result of increased economies of scale and technology-driven operations, our operating expenses as a percentage of our net revenues decreased significantly from 254.7% in the first quarter of 2020 to 105.0% in the fourth quarter of 2021, and similarly, our operating loss as a percentage of our net revenues decreased rapidly from 154.7% in the first quarter of 2020 to 5.0% in the fourth quarter of 2021. Nevertheless, as we continue to focus on business growth and expansion, our operating expenses in absolute amounts are expected to continue to increase in the near future. Moreover, the competitive landscape and customer demand and preference may also affect our financial performance. As a result, there is substantial uncertainty with respect to our results of operations and we cannot assure you if and when we will achieve profitability. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have incurred significant operating losses attributable to the Company since our inception and we may continue to experience significant operating losses in the future.” We believe that our current cash and cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for our current business plan, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

In utilizing the proceeds we received from our IPO in May 2019, and our follow-on public offering and convertible note offering in January 2020, we have made and may make capital contributions to our PRC subsidiaries, acquire or establish new PRC subsidiaries or give loans to our PRC subsidiaries for further expansion of our store network. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We used and intend to use the proceeds from the Transactions to facilitate the Restructuring and fulfill our obligations under the settlement with the SEC.

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

Operating Activities

Net cash generated from operating activities was RMB123.4 million (US$19.4 million) in 2021, compared to Net cash used in operating activities RMB2,376.8 million in 2020. The difference between our net gain of RMB686.4 million (US$107.7 million) and the net cash generated from operating activities in 2021 was primarily attributable to non-cash reconciliation items including (i) depreciation and amortization of RMB465.4 million, (ii) share-based compensation of RMB302.7 million, (iii) provision for equity litigants of RMB155.3 million and (iv) balance movement including an increase of accrued expenses and other liabilities of RMB254.1 million, partially offset by non-cash reconciliation items including (i) reversal of SEC provision of RMB1,146.5 million, (ii) net foreign exchange gain of RMB120.2 million and (iii) balance movement including an increase of inventories of RMB316.7 million and an increase in receivables from online payment platforms of RMB145.8 million.

Investing Activities

Net cash generated from investing activities was RMB0.3 million (US$0.1 million) in 2021, compared to net cash used in investing activities of RMB1,712.3 million in 2020. The net cash generated from investing activities was primarily attributable to the proceeds from matured short-term investments of RMB250.0 million, partially offset by the purchase of property and equipment of RMB173.2 million and the payment to acquire noncontrolling interests in a subsidiary of RMB78.0 million.

Financing Activities

Net cash generated from financing activities was RMB1,514.7 million (US$237.7 million) in 2021, compared to RMB4,029.1 million in 2020. The net cash generated from financing activities in 2021 was primarily attributable to the proceeds from issuance of Senior Preferred Shares of RMB1,514.7 million.

Material Cash Requirements

Our capital expenditures are incurred primarily in connection with the purchase of property and equipment. Our capital expenditures were RMB173.2 million (US$27.2 million) in 2021, compared to RMB822.3 million in 2020. We have no commitment for capital expenditures as of December 31, 2021. We intend to fund our future capital expenditures with our existing cash balance and cash from operating activities.

We lease stores and offices for operation under operating lease. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. As of December 31, 2021, our operating lease commitments were RMB1,258.6 million (US$197.5 million), of which 47.5% were due by within one year.

As of December 31, 2021, our debt obligation primarily consists of the principal amount of the Notes issued in January 2020 due as of December 31, 2021. On July 15, 2020, the Notes became immediately due and payable following the appointment of JPLs, which constituted an event of default. On March 16, 2021, we announced that we entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes to restructure the debt under the Notes by way of a scheme of arrangement in the Cayman Islands. On December 14, 2021, we announced that the Cayman Court sanctioned the Scheme. The Scheme became fully effective in accordance with its terms on December 17, 2021. On January 28, 2022, the Restructuring of the Notes as contemplated by the Scheme became effective, and was substantially consummated. In aggregate, in exchange for the Notes, we have issued consideration to creditors under the Scheme totaling US$245.5 million of cash, US$109.9 million of 9.00% series B senior secured notes due 2027 (the “New Notes”) and 9,527,601 ADSs representing 76,220,808 Class A ordinary shares, which includes 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme. For details about the Notes and the RSA, see “Note 13 Convertible Senior Notes” in the consolidated financial statements included in this annual report.” As of December 31, 2021, our total outstanding debt obligation was US$469.9 million, of which 100% was due by within one year.

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

Holding Company Structure

The Company, or Luckin Coffee Inc., is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries, our VIE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the Company.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Before January 1, 2020, pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) the general reserve fund, (ii) the enterprise expansion fund and (iii) the staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriations to the other two reserve funds are at our subsidiary’s discretion. On January 1, 2020, the Foreign Investment Law and the Implementation Regulations came into effect, which repealed the PRC Wholly Foreign-Owned Enterprise Law and the Implementation Regulations on the Wholly Foreign-Owned Enterprise Law and became the legal foundation for foreign investment in the PRC. Pursuant to the Foreign Investment Law, the corporate governance matters, including the dividend distribution, shall be governed by the Company Law, the Partnership Law or other laws of the PRC. In accordance with the Company Law of the PRC, our subsidiaries and VIE in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) the statutory surplus fund and (ii) the discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our subsidiaries and VIE. Appropriation to the discretionary surplus fund is made at the discretion of our subsidiaries and VIE. However, according to the Foreign Investment Law and the Implementation Regulations, the foreign investment enterprises established before January 1, 2020 may elect to maintain their current corporate governance rules, including the dividend distribution policy, adopted under the PRC Wholly Foreign-Owned Enterprise Law, within five years after January 1, 2020.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to our VIE only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and our VIE when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our VIE either through entrustment loans from our PRC subsidiaries to our VIE or direct loans to such VIE’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital.

5.C.	Research and Development

Technology is at the core of our business, and we will continue to invest in our technology, which covers every aspect of our business, from customer engagement and storefront operations to supply chain management. With our centralized technology system, we are able to simplify and standardize our operations, which allows us to improve operational efficiency and quickly expand and scale up our business. See “Item 4. Information on the Company—4.B. Business Overview—Technology.”

5.D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

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

Revenues from product sales

We offer freshly brewed drinks and other products (including pre-made food, beverage and merchandise items) mainly through our physical self-operated stores, Luckin Coffee EXPRESS and online e-commerce platforms. Customers place orders for products mainly through our self-developed Luckin mobile app, Weixin mini-program and other third-party platforms with different options to pay through third-party payment channels. We recognize revenues at point in time when we satisfy performance obligations upon customers’ in-store pickup or the delivery of promised products to customers. Delivery service is provided if it is a delivery order. Delivery service is determined as an activity to fulfill our promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. Revenues represent the amount of consideration that we are entitled to, including products settlement price and delivery fees charged to customers, net of value-added tax (the “VAT”), surcharges, discounts and returns, if any. There is no significant financing component or variable consideration in the transaction price. We reasonably estimate the possibility of return based on the historical experience, and there were no material returns historically.

We evaluate whether it is appropriate to record the gross amount of product sales and related costs or the net amount. We are a principal for the substantial majority of product sales as we produce or obtain control of the specified goods before they are transferred to the customers, except for a portion of revenue from products sold on our own e-commerce platform, for which our obligation is to facilitate third-party merchants in fulfilling their performance obligation for the goods displayed on our own e-commerce platform acting as an agent. Revenue from product sales as a principal were RMB3,009.6 million, RMB3,716.8 million and RMB6,659.2 million (US$1,045.0 million) for the years ended December 31, 2019, 2020 and 2021 respectively, including revenue from product sales as an agent were nil, RMB3.7 million and RMB2.0 million (US$0.3 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

Revenues from partnership stores

We cooperate with selective retail partners to operate the partnership stores. Under retail partnership model, we sell materials such as coffee beans, milk, food and related products to our retail partners and shares simplified and standardized operation experience and provides use right of brand name and sales and supply chain management in exchange for a profit-sharing on retail sales. Our retail partners are responsible for pre-opening capital investments and operating costs.

Revenues from partnership stores mainly consist of sales of materials and equipment to the partnership stores, profit-sharing revenue from the partnership stores for using the Luckin Coffee or Luckin Tea brand as well as integrated store operation solution, and other services including delivery services and pre-opening services.

For material sales, our performance obligation is to transfer required materials at fixed unit price to retail partners. We provide allowance for materials sales as consideration payable to retail partners when the products sold in partnership stores to customers at lower price than the cost of materials with certain markup to comply with our promotion strategy. Allowance for partnership stores is accounted for as a reduction of the transaction price, which is usually determined upon the completion of each order. Therefore, sales of materials are generally recognized on the partnership stores’ acceptance of materials, the settlement price is then deducted by the allowance provided to partnership stores that is determined upon the products are sold in partnership stores, if any. Revenue from material sales to partnership stores were RMB12.6 million, RMB227.2 million and RMB834.7 million (US$131.0 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

For equipment sales, our performance obligation is to transfer equipment to retail partners at a fixed consideration with one-year warrant, which is not a distinct performance obligation as it is intended to provide an assurance that the equipment complies with agreed-upon functionality described in the contract. Revenue from sales of equipment is recognized at point in time when equipment is installed and tested to be ready to use. We accrue warrant as guarantee obligation according to ASC Topic 460, Guarantees. Revenue from equipment sales to partnership stores were nil, RMB43.3 million and RMB178.8 million (US$28.1 million) for the years ended December 31, 2019, 2020 and 2021, respectively, and warrant liability was immaterial.

For profit-sharing, we provide the integrated store operation solution, which includes the right to use brand name of Luckin Coffee or Luckin Tea, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, etc., in exchange for the profit-sharing based on the gross profit of retail sales. We recognize the profit-sharing revenue from partnership stores at a variable consideration that is based upon partnership stores’ monthly gross profits which are determined at the end of each month. We offer a price concession to the retail partners to free the new stores’ profit-sharing for a period of time ranging from the first one month to three months, which is subject to our adjustment. Especially, between January to June 2020, during the outbreak of COVID-19, we waived substantially all the profit-sharing from partnership stores. Price concession for profit-sharing is accounted for as a reduction of the transaction price and deducts our revenue directly. Revenue from partnership stores’ profit-sharing were RMB0.2 million, RMB12.8 million and RMB144.8 million (US$22.7 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

We also provide other services including pre-opening services such as design of store decoration and provision of decoration materials and delivery service, which have distinct value to partnership stores and are recognized upon completion of the related performance obligations. Other revenues from partnership stores were RMB2.5 million, RMB33.3 million and RMB147.8 million (US$23.2 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

Contract balance

When either party to a revenue contract has performed, we present the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment. We present any unconditional rights to consideration separately as a receivable. We do not have material contract asset. The balance of accounts receivable, net of nil and RMB0.8 million (US$0.1 million) allowance for doubtful accounts, were RMB17.4 million and RMB38.6 million (US$6.1 million) as of December 31, 2020 and 2021, respectively.

Customers that purchase prepaid coupons are issued additional coupons of the same par value for free at the time of purchase. All prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use. Cash received from the sales of prepaid coupons are recognized as deferred revenues which are contract liabilities under ASC 606 and recognized as revenue upon the expiry of prepaid coupons. Purchase consideration is allocated to each prepaid coupon, including the coupons issued for free. The allocated considerations are recognized as revenues when the customers consume the prepaid coupons for payments of their purchase. As of December 31, 2020 and 2021, the balance of deferred revenues was RMB88.2 million and RMB96.2 million (US$15.1 million), respectively.

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

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses. No interest and penalties related to unrecognized tax benefit were recorded for the years ended December 31, 2019, 2020 and 2021.

Leases

We enter into lease agreements to have leasing for self-operated stores, office spaces, and other corporate assets that we utilize. Before January 1, 2021, we adopted ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease. We did not enter into any leases whereby it is the lessor for any of the periods presented.

We adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”), from January 1, 2021 since we ceased to act as an emerging growth company (‘‘EGC’’) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”) in 2021, using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. We categorize leases with contractual terms longer than twelve months as either operating or finance lease. However, we did not enter into finance leases for any of the periods presented.

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, we assess whether the contract involves the use of an identified asset, whether we have the right to obtain substantially all the economic benefits from the use of the asset and whether we have the right to control the use of the asset.

Right-of-use (“ROU”) assets represent our rights to use underlying assets for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Operating lease ROU assets

The right-of-use assets are initially measured at cost, which comprise the initial amounts of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the discount rate for the leases. As most of our leases do not provide an implicit rate, we use its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. Lease payments included in the measurement of the lease liabilities comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that we are reasonably certain to exercise. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities are measured at amortized cost using the effective interest rate method. They are re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in our assessment of option purchases, contract extensions or termination options.

Accounts receivable

Accounts receivable represents the amounts that we have an unconditional right to consideration. Since as of December 31, 2021 the Company no longer qualifies as an EGC, it adopted ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, by using the modified retrospective method, effective as of January 1, 2021, and reflected the impact in its financial statements for the year ended December 31, 2021. We maintain an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. We use industry trend, the age of the amounts, the payment history, creditworthiness and financial condition of the customers as credit quality indicators to monitor our receivables within the scope of expected credit losses model and use these as a basis to develop our expected loss estimates. We adjust the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, we also make specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. Bad debt allowance was nil and RMB0.8 million (US$0.1 million) as of December 31, 2020 and 2021, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the moving weighted average method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to obsolete and slow-moving inventories, which is dependent upon factors such as historical and forecasted consumer demand, and application of the specific identification method. For the years ended December 31, 2019, 2020 and 2021, we recognized inventory impairment of RMB2.2 million, RMB26.3 million and RMB5.6 million (US$0.9 million), respectively. Write downs are recorded in cost of revenues in the Consolidated Statements of Operations and Comprehensive (Loss)/Income.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Store operating equipment	5 years
Office equipment and others	3-5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Mechanical equipment	10 years
Office buildings	40-50 years

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

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2—Other inputs that are directly or indirectly observable in the marketplace.
●	Level 3—Unobservable inputs which are supported by little or no market activity.

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

Our financial instruments include cash and cash equivalents, short-term investments, accounts and notes payable, receivables from online payment platforms, accounts receivable, deposits, other receivables and payables, and convertible senior notes. The carrying values of these financial instruments approximate their fair values due to their short-term maturities. The carrying amount of the long-term borrowing approximates its fair values since it bears an interest rate which approximates market interest rate.

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

We considered the use of three generally accepted valuation approaches: market, cost and income approach, and applied the method that we believe as the most appropriate in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, with the assistance of an independent third-party appraiser. The assumptions we used in the valuation model are based on future expectations combined with management’s judgment, with inputs of numerous objective and subjective factors, to determine the fair value of ordinary shares. The factors that we considered include the following:

●	Our operating and financial performance;
●	Current business conditions and projections;
●	Our stage of development;
●	The prices, rights, preferences and privileges of our preferred shares relative to those of our ordinary shares;
●	The likelihood of achieving a liquidity event for our company’s shares, such as an initial public offering;
●	Any adjustment necessary to recognize a lack of marketability for our ordinary shares; and
●	The market performance of industry peers.

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

The DCF analysis is performed using the projected cash flows developed by management based on management’s best estimates as of the valuation date. The determination of fair value requires complex and subjective judgments to be made regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The major assumptions used in the DCF include:

●	Weighted average cost of capital, or WACC: The discount rates applied in the DCF were based on the WACCs determined after considering factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.
●	Comparable companies: In deriving the WACCs, seven similar publicly traded companies were selected as our guideline companies.
●	Discount for lack of marketability, or DLOM: DLOM was estimated based on the value of a put option determined by using the Finnerty model and the Black-Scholes option-pricing model. The value of a put option serves as a proxy for the premium a willing buyer would pay to guarantee the marketability and price of the underlying asset in the future. The farther the valuation date is from an expected liquidity event, the higher the put option value would be and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

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

In accordance with the 2019 Share Option Plan, vested options became exercisable after the IPO. Given that the inability of the employees to exercise these options or receive any ordinary shares until the completion of the IPO constitutes a performance condition that was not considered probable until the IPO completion date, we did not recognize any compensation expense until an IPO occurs. As such, no share-based compensation expenses were recognized before our IPO in May 2019.

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

Item 6.      Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dr. Jinyi Guo	40	Chairman and Chief Executive Officer
Wenbao Cao	52	Director and Senior Vice President
Gang Wu	49	Director and Senior Vice President
Yang Cha	58	Independent Director
Wai Yuen Chong	58	Independent Director
Feng Liu	55	Independent Director
Sean Shao	65	Independent Director
Reinout Hendrik Schakel	40	Chief Financial Officer and Chief Strategy Officer
Fei Yang	44	Chief Growth Officer
Shan Jiang	46	Senior Vice President
Weiming Zhou	49	Senior Vice President

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

Mr. Wenbao Cao has served as our director since May 2020 and Senior Vice President of the Company since June 2018. Mr. Cao is currently in charge of the Company’s operations, including store operations, construction and development and customer service. Before joining the Company, Mr. Cao had over 23 years of experience at McDonald’s China and served in various positions, including vice president and North regional manager at McDonald’s China.

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

Mr. Wai Yuen Chong has more than 30 years’ management experience in areas including retail operations, supply chain, logistics, IT and manufacturing. He served several roles in Charoen Pokphand Group, including the CEO of Bake House (Shanghai) Catering Management Co. Ltd. and COO of CP Supply Chain Investment Co. Ltd. Before joining Charoen Pokphand Group, Mr. Chong worked at Starbucks China/Asia Pacific and Yum! Brands China as a senior executive.

Mr. Feng Liu is a leading scholar with expertise in accounting studies. Mr. Liu is currently a professor and the director of Center for Accounting Studies at Xiamen University. Mr. Liu has also accumulated rich experience on practices in auditing, accounting, internal control and risk management, serving a long time as an independent director of different companies and consultant of various firms.

Mr. Sean Shao has served as an independent director and the chairman of the audit committee of 21Vianet Group, Inc. (NASDAQ: VENT) since 2015 and UTStarcom Holdings Corp. (NASDAQ: UTSI) since 2012. Mr. Shao served several board and senior executive roles in various companies. Mr. Shao also worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao obtained a bachelor’s degree in art from East China Normal University in 1982 and a master’s degree in healthcare administration from the University of California at Los Angeles in 1988. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Mr. Weiming Zhou has served as our senior vice president in charge of product since December 2019. Mr. Zhou has more than 20 years’ work experience in the catering and food sectors. Before joining the Company, Mr. Zhou served as senior director of Meituan (3690.HK), where he was in charge of catering and proprietary products. Prior to joining Meituan, Mr. Zhou served as director of product development of Yum! Brands, where he was in charge of product development. Prior to that, Mr. Zhou served in various positions in Coca Cola and McCormick. Mr. Zhou obtained his bachelor’s degree in grain and oilseeds engineering from Jiangnan University (formerly known as Wuxi Institute of Light Industry).

6.B.	Compensation

Compensation

In 2021, we paid an aggregate of RMB31.74 million (US$4.98 million) in cash to our executive officers, and paid an aggregate of RMB3.86 million (US$0.6 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers, except that our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

2019 Share Option Plan

We adopted the 2019 Share Option Plan, in January 2019. The purpose of the 2019 Share Option Plan is to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. The maximum aggregate number of Class A ordinary shares that can be issued under the 2019 Share Option Plan is 79,015,500. As of the date of this annual report, 66,938,589 options (excluding any granted options that were subsequently canceled) have been granted with 45,459,688 vested yet not exercised and 14,993,389 unvested options under the 2019 Share Option Plan.

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

Exercise price. The exercise price in respect of options granted under the 2019 Share Option Plan is determined by our Board in its sole discretion and set forth in the grant letter subject to any adjustment as a result of any alteration in the capital structure of our company by way of capitalization of profits or reserves, rights issue, subdivision or consolidation of shares or reduction of share capital of our company from time to time, but excluding, for the avoidance of doubt, any alteration in the capital structure of our company as a result of an issue of shares or other securities as consideration in a transaction to which our company is a party.

Vesting schedule. Our Board has the sole discretion in determining the individual vesting schedules and other restrictions applicable to shares awarded and opinions granted under such plan.

Administration. The plan is administered by our Board.

Lapse of option. An option issued under the 2019 Share Option Plan shall lapse automatically under certain circumstances, including but not limited to the expiration of option period, termination of employment for cause and the tenth anniversary of the adoption date of such plan.

Amendment. Any change to the authority of our Board in relation to any alteration to the terms of the 2019 Share Option Plan must be approved by the shareholders in general meeting. Subject to the above, our Board may amend any of the provisions of such plan at any time provided that such amendment shall not affect adversely any rights that have accrued to any grantee at that date.

Termination. The 2019 Share Option Plan will terminate on the tenth anniversary of its date of adoption, unless terminated earlier. We may, by ordinary resolution in a general meeting, or our Board may, at any time, terminate the operation of such plan, and in such event no further options shall be granted. Options granted prior to such termination but not yet exercised at the time of termination shall continue to be valid and exercisable in accordance with the scheme.

Transfer restrictions. An option is personal to the grantee and shall not be assignable or transferable.

The shares reserved and to be issued under our 2019 Share Option Plan have been registered on the Form S-8 on June 13, 2019.

2021 Equity Incentive Plan

We adopted a share incentive plan in January 2021, which we refer to as the 2021 Equity Incentive Plan in this annual report, to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of the date of this annual report, restricted share units to receive ADSs representing 77,191,824 Class A Ordinary Shares (excluding any granted restricted share units that were subsequently canceled), have been granted with restricted share units to receive ADSs representing 32,581,592 Class A Ordinary Shares vested under the 2021 Equity Incentive Plan.

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

Award agreements. Awards under the 2021 Equity Incentive Plan shall be evidenced by award agreements that set forth the terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

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

Amendment and termination. The Board in its sole discretion may terminate the 2021 Equity Incentive Plan at any time. The Board may amend the 2021 Equity Incentive Plan at any time in such respects as the board may deem advisable; provided that to the extent necessary and desirable to comply with applicable laws, or stock exchange rules, the Company shall obtain shareholder approval of any amendment in such a manner and to such a degree as required.

Transfer restrictions. Except as provided in the 2021 Equity Incentive Plan, all awards are nontransferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge, and will be exercised only by the participant. Amounts payable or shares issuable pursuant to an award will be delivered only to (or for the account of), and, in the case of shares, registered in the name of, the participant.

The following table summarizes, as of the date of this annual report, the number of Class A ordinary shares under outstanding options and awards that we granted to our directors and executive officers.

	Class A Ordinary
	Shares
	Underlying
	Outstanding
	Share-Based	Exercise Price
Name	Awards Granted(1)	(US$ per Share)(2)	Date of Grant	Date of Expiration(3)
Dr. Jinyi Guo	28,066,160	0.0002	from January 18, 2019 to January 19, 2022	January 18, 2029
Wenbao Cao	*	0.0002	from January 18, 2019 to January 19, 2022	from January 18, 2029 to November 6, 2030
Gang Wu	*	0.0002	from November 6, 2020 to January 19, 2022	November 6, 2030
Feng Liu	*	N/A	from July 1, 2021 to January 19, 2022	N/A
Wai Yuen Chong	*	N/A	from July 1, 2021 to January 19, 2022	N/A
Yang Cha	*	N/A	from July 1, 2021 to January 19, 2022	N/A
Sean Shao	*	N/A	from July 1, 2021 to January 19, 2022	N/A
Reinout Hendrik Schakel	*	0.0002	from January 18, 2019 to January 19, 2022	January 18, 2029
Fei Yang	*	0.0002	from January 18, 2019 to January 19, 2022	from January 18, 2029 to November 6, 2030
Shan Jiang	*	N/A	from February 1, 2021 to January 19, 2022	N/A
Weiming Zhou	*	0.0002	from November 6, 2020 to January 19, 2022	November 6, 2030

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

(1) Include shares underlying options and shares in the form of restricted share units. Restricted share units have no applicable exercise price or expiration date.

(2) Not applicable to restricted share units.

(3) Not applicable to restricted share units.

As of the date of this annual report, other grantees as a group were granted (i) options (excluding any granted options that were subsequently canceled) to purchase 4,376,097 Class A ordinary shares, and (ii) restricted share units representing 51,709,064 Class A ordinary shares (in the form of 6,463,633 ADSs).

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

Audit Committee. Our audit committee consists of Mr. Feng Liu, Mr. Wai Yuen Chong, Mr. Yang Cha and Mr. Sean Shao, and is chaired by Mr. Feng Liu. We have determined that each of Mr. Feng Liu, Mr. Wai Yuen Chong, Mr. Yang Cha and Mr. Sean Shao meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Feng Liu qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our Board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;
●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditor at least annually;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed and issues regarding accounting and auditing principles and practices;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;
●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;
●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and
●	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee. Our compensation committee consists of Mr. Yang Cha, Mr. Jinyi Guo, Mr. Feng Liu, Mr. Sean Shao and Mr. Gang Wu and is chaired by Mr. Sean Shao. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;
●	at least annually, reviewing and approving, or recommending to the Board for its approval, the compensation for our executive officers;
●	at least annually, reviewing and recommending to the Board for determination with respect to the compensation of our non-executive directors;
●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;
●	reviewing executive officer and director indemnification and insurance matters; and
●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Yang Cha, Mr. Wai Yuen Chong and Mr. Jinyi Guo, and is chaired by Mr. Wai Yuen Chong. The nominating and corporate governance committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;
●	reviewing annually with the Board the current composition of the Board with regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;
●	developing and recommending to our Board such policies and procedures with respect to nomination or appointment of members of our Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the Board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and
●	evaluating the performance and effectiveness of the Board as a whole.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board. None of our executive directors is subject to any term of office by tenure and holds office as a director until such time as he resigns or is removed, replaced or otherwise disqualified in accordance with our sixth amended and restated articles of association. Each of our independent directors is subject to a term of three years starting from his appointment, subject to the terms and conditions of his contract with the Company, the sixth amended and restated articles of association and any applicable laws, regulations and rules. A director’s office shall be vacated if, among other things, the director (i) resigns his office by notice in writing to the Company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (iii) is found to be or becomes of unsound mind; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to our sixth amended and restated articles of association.

6.D.	Employees

We endeavor to cultivate employees with talent, passion, and strong learning abilities.

We had 12,007 full-time employees and 18,114 part-time employees as of December 31, 2019, 8,590 full-time employees and 12,718 part-time employees as of December 31, 2020 and 10,555 full-time employees and 16,411 part-time employees as of December 31, 2021, all of whom were based in China. As of December 31, 2021, our full-time employees consisted of 9,139 store operation employees, 342 store development employees, 436 technology development employees, 550 general and administration employees and 88 sales and marketing employees.

We formulate our recruitment plan considering our expansion plan and the human resources needs for existing self-operated stores and those in the pipeline. Our full-time employees go through a thorough recruitment and assessment process with HR and the operations manager while our part-time employees are usually interviewed by store managers of the respective stores. Our retail partners will be responsible for recruitment for the partnership stores.

We provide our employees, retail partners and employees at partnership stores with comprehensive training. We train them vigorously mainly through our internal training center, offering them both self-developed programs and external courses. We provide both online and offline training for our storefront staff to sharpen their skills.

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

We engage independent third-party service providers to recruit some outsourced staff. As of December 31, 2021, a majority of our part-time storefront staff were such outsourced staff.

We maintain a good working relationship with our employees, and as of the date of this annual report, we had not experienced any material labor disputes.

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our Shares as of April 10, 2022, assuming conversion of all of our outstanding Class B ordinary shares and Senior Preferred Shares into Class A ordinary shares on a one-to-one basis, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our Shares.

The calculations in the table below are based on 1,975,930,268 Class A ordinary shares (which is calculated by subtracting 89,815,024 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2019 Share Option Plan and 2021 Equity Incentive Plan from 2,026,678,188 total outstanding Class A ordinary shares, and adding 39,067,104 Class A ordinary shares underlying the exercised options and vested restricted share units pursuant to our 2019 Share Option Plan and 2021 Equity Incentive Plan), 144,778,552 outstanding Class B ordinary shares and 307,692,307 outstanding Senior Preferred Shares as of April 10, 2022.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned as of April 10, 2022
		Class A		Class B
		Percentage of		Percentage of		Percentage	Percentage
		total Class A		total Class B		of total	of aggregate
		ordinary		ordinary		Senior	voting
	Number	shares**	Number	shares**	Number	Preferred Shares***	power***
Directors and Executive Officers:
Dr. Jinyi Guo	*	*	—	—	—	—	*
Wenbao Cao	*	*	—	—	—	—	*
Gang Wu	*	*	—	—	—	—	*
Feng Liu	—	—	—	—	—	—	—
Wai Yuen Chong	—	—	—	—	—	—	—
Yang Cha	—	—	—	—	—	—	—
Sean Shao	—	—	—	—	—	—	—
Reinout Hendrik Schakel	*	*	—	—	—	—	*
Fei Yang	*	*	—	—	—	—	*
Shan Jiang	—		—	—	—	—	—
Weiming Zhou	*	*	—	—	—	—	*
All directors and executive officers as a group	55,162,392	2.7%	—	—	—	—	1.5%
Principal Shareholders:
Centurium Capital(1)	383,425,748	19.4%	144,778,500	100.0%	295,384,615	96.0%	57.0%

Notes:

*	Less than 1% of each class of our shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,975,930,268 Class A ordinary shares, or 144,778,552, being the number of Class B ordinary shares, or 307,692,307, being the number of Senior Preferred Shares, as appropriate, as of April 10, 2022 and (ii) the number of Ordinary Shares underlying share options and/or restricted share units held by such person or group that are exercisable or, for restricted share units, expected to vest within 60 days of April 10, 2022.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares and Senior Preferred Shares as a single class.

(1)

Represents (i) 155,675,675 Class A ordinary shares held by Camel ZQ Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Camel ZQ”); (ii) 125,405,404 Class A ordinary shares held by Cameleer L.P., an exempted limited partnership incorporated under the laws of the Cayman Islands (“Cameleer”); (iii) 102,344,669 Class A ordinary shares held by Cameleer II L.P., an exempted limited partnership incorporated under the laws of the Cayman Islands (“Cameleer II”); (iv) 136,172,000 Class B ordinary shares held by Lucky Cup Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Lucky Cup”); (v) 8,606,500 Class B ordinary shares held by Fortunate Cup Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Fortunate Cup”); and (vi) 295,384,615 Senior Preferred Share held by Cannonball Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Cannonball”). As reported in the Schedule 13D

(Amendment No.2) filed by Lucky Cup and other filers on March 11, 2022, Centurium Holdings Ltd. is an exempted company incorporated with limited liability under the laws of the Cayman Islands, which holds interests in the general partners of certain private equity funds that hold interests in Lucky Cup, Fortunate Cup and Cannonball; Hui Li is the sole shareholder and director of Centurium Holdings (BVI) Ltd., an exempted company incorporated under the laws of the British Virgin Islands and the sole shareholder of Centurium Holdings Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder; each of Centurium Holdings Ltd., Centurium Holdings (BVI) Ltd. and Hui Li may be deemed to indirectly beneficially own the shares of the Issuer held by Camel ZQ, Cameleer, Cameleer II, Lucky Cup, Fortunate Cup and Cannonball. The address of the principal business and principal office of each of Camel ZQ, Cameleer, Cameleer II, Lucky Cup, Fortunate Cup and Cannonball is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

On December 1, 2021, we announced that we have closed the Investment Agreement with an affiliate of Centurium Capital, pursuant to which we issued and sold a total of 295,384,615 Senior Preferred Shares to an affiliate of Centurium Capital, with aggregate gross proceeds of US$240 million.

On January 21, 2022, we received a request from a Centurium Capital-led buyer consortium that also includes IDG Capital and Ares SSG Capital Management (the “Buyer Consortium”) to consent to close Centurium Capital’s previously announced transaction to purchase an aggregate of 383,425,748 Class A ordinary shares (the “Sale Shares”) from certain sellers (the “Secondary Sale”). The sellers are Primus Investment Fund, L.P. (in official liquidation) (“Primus”), Haode Investment Inc. (in liquidation) (“Haode”) and Summer Fame Limited (in liquidation) (“Summer Fame,” and collectively with Primus and Haode, the “Sellers”). The Sellers are affiliates of and were formerly controlled by Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian, former management members of the Company, and their families (the “Former Management Members”). The Sellers were ordered to be wound up and are currently in liquidation pursuant to an order of the Cayman Court in respect of Primus, and pursuant to orders of the Eastern Caribbean Supreme Court in the High Court of Justice of the British Virgin Islands (the “BVI Court”) in respect of Haode and Summer Fame. The joint liquidators appointed in respect of the Sellers have exercised their statutory powers to enter into definitive documents to give effect to the Secondary Sale. Proceeds of the Secondary Sale are to be distributed by the joint liquidators to the creditors and stakeholders of each of the Sellers in accordance with the joint liquidators’ statutory duties. Accordingly, we did not receive any of the proceeds from the Secondary Sale. By judgement dated January 17, 2022, the BVI Court sanctioned transactions that form part of the Secondary Sale, as required by the securities purchase agreement that gave effect to the Secondary Sale. After careful consideration, our Board and JPLs of the Company determined the Secondary Sale to be in the long-term best interest of the Company, and accordingly approved the transaction. On January 25, 2022, after receiving consent from the Company, the Buyer Consortium closed the Secondary Sale. Upon the closing of the Secondary Sale, the Former Management Members ceased to have any interest in the Sale Shares and Centurium Capital became our controlling shareholder, holding more than 50% of the voting interest of the Company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Certain Trust Investments

In March 2020, two trust investments, namely investments into Xiamen Trust-Huijin No. 2007 Trust Project (“Xiamen Trust”) and Yunnan Trust-You Xiang No. 1 Trust Project (“Yunnan Trust”), in the amount of RMB590.0 million and RMB550.0 million, respectively, were made by Luckin China under the direction of former management. The two trust investments were identified after changes to our management team and reporting lines following the suspension of Ms. Jenny Zhiya Qian, who was our CEO at the time of the creation of the trusts.

The trust instruments for Xiamen Trust provide that all of the trust fund shall be used to purchase receivables from Xiamen Yishi Finance Lease Co., Ltd. (“Yishi”) relating to property (auto assembly line and facilities) leased to Borgward Automobile (China) Co., Ltd (“Borgward”). Borgward is controlled by UCAR Inc., an entity controlled by Mr. Charles Zhengyao Lu, who was our Chairman at the time of the creation of the trusts, and persons acting in concert with him. In accordance with the receivables purchase agreement between the trustee of the Xiamen Trust (on behalf of Xiamen Trust) and Yishi, Borgward is obligated to pay Xiamen Trust lease interest on a monthly basis. The annual rate of return for the Xiamen Trust was 6.1% (with trust management fee and other expenses deducted from the contractual annual rate of return of 7.2%).

The trust instruments for Yunnan Trust provide that all of the trust fund shall be used to purchase an equity interest in Yousheng Chengyi (Tianjin) Information Technology Co., Ltd. (“Yousheng Information”). Under the equity investment and buyback agreement between Yunnan Trustee (on behalf of the Yunnan Trust) and Yousheng (Tianjin) Technology Development Co., Ltd. (“Yousheng Development”), Yunnan Trust acquired 46.15% equity interest in Yousheng Information. Additionally, Yousheng Development is required to buy back the equity interest of Yousheng Information held by Yunnan Trust at the end of the trust term of 24 months. Yousheng Information has also pledged to Yunnan Trustee 40.36 million shares of UCAR Inc. as guarantee. The equity investment and buyback agreement provide that Yousheng Development is obligated to pay Yunnan Trust the premium of the principal on a quarterly basis. The annual rate of return for Yunnan Trust was 6.5% (with trust management fee and other expenses deducted from the contractual annual rate of return of 7.1%).

The trust instruments show that the funds of Xiamen Trust and Yunnan Trust were designated to be used to purchase receivables relating to property leased to Borgward and to invest in equity interests of Yousheng Information, respectively. At the time of the creation of Xiamen Trust, Borgward was an affiliate of Mr. Charles Zhengyao Lu. Additionally, based on public records, the supervisor of Yousheng Information and the legal representative of Yousheng Development is same person and was an employee of UCAR Inc., an affiliate of Mr. Charles Zhengyao Lu at the time of the creation of Yunnan Trust. Even without a direct contractual relationship between Xiamen Trust and Borgward and between Yunnan Trust and UCAR Inc. such that the transactions would be considered related party transactions under Item 7.B of Form 20-F, management considers the two trust investments made by former management as related party transactions in substance. Full impairment of RMB1,140.0 million was provided for the two trusts in 2020 after considering all available information and having used best efforts to take legal actions. For more details about the trust investments, see “Note 4 Short-term Investment, Net” and “Note 11 Related Party Transactions” to our consolidated financial statements included in this annual report.

7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.      Financial Information

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we are subject to legal and administrative proceedings and claims arising in the ordinary course of our business relating to, among other things, lease and other commercial disputes, contract disputes, trademark and other intellectual property infringement claims, personal injury claims and employment-related claims, such as wage and hour and wrongful termination. Unless otherwise indicated, we cannot reasonably predict the outcome of these legal proceedings, nor can we estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on our business, financial condition and results of operations, and could cause the market value of our ADSs and/or other securities to decline.

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

On February 4, 2021, the settlement received the necessary approval from the SDNY Court. On February 3, 2022, the SEC filed with the SDNY Court a notice acknowledging that Luckin Coffee’s obligation to pay the civil money penalty had been satisfied through the offset of cash payments made to its holders of its debt securities, through a scheme of arrangement implemented in the Cayman Islands.

U.S. DOJ Investigation

We were contacted by the U.S. Attorney’s Office for the Southern District of New York (the “SDNY”) following our press release on April 2, 2020 relating to the Fabricated Transactions. The SDNY indicated that it had commenced an investigation into the Fabricated Transactions. We have been in regular contact with the SDNY regarding its investigation, including apprising the SDNY of the relevant Chinese laws that restrict us from providing evidence and information without prior approval from the Chinese Ministry of Justice. We are committed to cooperating with the DOJ to the extent permissible under the applicable laws of the PRC. We cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on us arising out of this investigation.

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

Ministry of Finance Investigation

On May 6, 2020, the Ministry of Finance of the PRC initiated its investigation into the accounting information of two entities of our group since their incorporation. On July 31, 2020, the Ministry of Finance of the PRC announced its investigation has been substantially completed. The Ministry of Finance of the PRC further announced that it would impose and publish its relevant penalty decision to the Company in due course. As of the date of this annual report, the Ministry of Finance of the PRC has not imposed any penalty on the Company. The Company cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Company arising out of this investigation.

Legal Actions

U.S. Class Action

On February 13, 2020, April 2, 2020, April 8, 2020, and April 10, 2020, putative securities class action complaints were filed in the United States District Court for the Eastern and Southern Districts of New York against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. These lawsuits have been consolidated in the Southern District of New York, under the caption In re Luckin Coffee Inc. Securities Litigation, 1:20-cv-01293 (S.D.N.Y.). On June 12, 2020, the court appointed co-lead plaintiffs pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated class action complaint was filed on September 24, 2020 that alleges, among other things, that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements. The consolidated class action complaint variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act for a putative class of ADS holders in the period between May 17, 2019 and April 1, 2020. The Company filed a motion to dismiss a portion of the claims on November 24, 2020. On March 5, 2021, the court entered an Order provisionally certifying the class for settlement purposes. On March 30, 2021, the U.S. Bankruptcy Court issued an order in the Chapter 15 Case recognizing the proceeding in the Cayman Court with proceeding number FSD 157 of 2020 (the “Cayman Proceeding”) as a foreign main proceeding. This order also imposed an automatic stay of litigation in the territorial jurisdiction of the U.S. against Luckin and its assets in the territorial jurisdiction of the U.S., to the extent provided in the U.S. Bankruptcy Code and for the duration of the Chapter 15 Case. The Chapter 15 Case was closed – at the request of the JPLs, in coordination with the Company – on April 8, 2022. On July 6, 2021, the court entered an order regarding dissemination of class notice. Notice was disseminated to the class and the deadline to opt out of the class action was September 17, 2021.

On September 20, 2021, we entered into a binding term sheet with the lead plaintiffs in the provisionally certified class action In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC (SDNY) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive, and on October 20, 2021, we entered into a Stipulation and Agreement of Settlement reflecting the terms of the settlement. The amount of the Federal Class Settlement is US$175 million. The Federal Class Settlement was sanctioned by the Cayman Court overseeing the Company’s “light touch” provisional liquidation on October 21, 2021, and received preliminary approval from the U.S. Court overseeing the class action on October 26, 2021. The Federal Class Settlement remains contingent on our ability to fund the settlement amount and final approval of the settlement from the U.S. Court. A hearing for final approval of the Federal Class Settlement has been scheduled by the U.S. Court for July 22, 2022.

On May 26, 2020, June 18, 2020, and June 23, 2020, putative securities class actions complaints were filed in the Supreme Court of the State of New York, County of New York, against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. The lawsuits variously alleged that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements, in violation of Sections 11, 12 and 15 of the Securities Act. On October 16, 2020, the court appointed co-lead plaintiffs and consolidated the lawsuits under the caption In re Luckin Coffee Inc. Securities Litigation, 651939/2020 (N.Y. Sup. Ct.). A consolidated amended complaint was filed on December 23, 2020, adding claims against investment vehicles owned by former officers and directors of the Company and the Company’s agent for service of process, Cogency Global Inc. The amended complaint also asserted claims under the Securities Act on behalf of a class of purchasers of convertible senior notes issued by Luckin in January 2020. On March 30, 2021, the U.S. Bankruptcy Court issued an order in the Chapter 15 Case recognizing the Company’s Cayman Proceeding as a foreign main proceeding. This order also imposed an automatic stay of litigation in the territorial jurisdiction of the U.S. against Luckin and its assets in the territorial jurisdiction of the U.S., to the extent provided in the U.S. Bankruptcy Code and for the duration of the Chapter 15 Case. The Chapter 15 Case was closed – at the request of the JPLs, in coordination with the Company – on April 8, 2022. On January 9, 2022, the Company reached an agreement in principle with the lead plaintiffs in the State Class Action to resolve claims that have been or could be filed on behalf of a class of purchasers of the Notes who did not release their claims in connection with the Scheme. The settlement remains subject to negotiation and execution of a stipulation of settlement, as well as approval from the State Court.

U.S. “Opt Out” Claims

The Company has also been named as a defendant in the following opt-out lawsuits alleging violations of U.S. securities laws: Kingstown Capital Management. v. Luckin Coffee, 1:20-cv-07029 (S.D.N.Y.), which seeks to recover over $22 million in alleged losses; Lai Ye v. Luckin Coffee et al., 1:21-cv-2020 (S.D.N.Y.), who seeks to recover $4 million in alleged losses; Nuveen Winslow Large-Cap Growth ESG Fund et al. v. Luckin Coffee et al., 655177/2020 (N.Y. Sup. Ct.), which seeks to recover over $100 million in alleged losses; and Bequai v. Luckin Coffee, GV20019430-00 (Va. D. Ct., Fairfax Cty.), which seeks to recover $25,000 in losses. On March 30, 2021, the U.S. Bankruptcy Court issued an order in the Chapter 15 Case recognizing the Company’s Cayman Proceeding as a foreign main proceeding. This order also imposed an automatic stay of litigation in the territorial jurisdiction of the U.S. against Luckin and its assets in the territorial jurisdiction of the U.S., to the extent provided in the U.S. Bankruptcy Code and for the duration of the Chapter 15 Case. The Chapter 15 Case was closed – at the request of the JPLs, in coordination with the Company – on April 8, 2022.

Certain individuals and institutions claiming to have made investments related to the Company’s ADS have made informal demands for the Company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020, but have not commenced legal proceedings. In the aggregate, the investors that have made informal demands have asserted losses in excess of $325 million.

U.S. Derivative Action

The Company is a nominal defendant in a consolidated putative derivative action filed in the Supreme Court of the State of New York captioned In re Luckin Coffee Inc. Derivative Litigation, 652800/2020 (N.Y. Sup. Ct.). This action is stayed pending the Court’s order resolving defendants’ motion to dismiss the complaint in the federal securities class action. On March 30, 2021, the U.S. Bankruptcy Court issued an order in the Chapter 15 Case recognizing the Company’s Cayman Proceeding as a foreign main proceeding. The order also imposed an automatic stay of litigation in the territorial jurisdiction of the U.S. against Luckin and its assets in the territorial jurisdiction of the U.S., to the extent provided in the U.S. Bankruptcy Code and for the duration of the Chapter 15 Case. The Chapter 15 Case was closed – at the request of the JPLs, in coordination with the Company – on April 8, 2022.

Canadian Class Action

On or about April 14, 2020, an Application for Authorization to Bring a Class Action was filed against Luckin Coffee Inc. by Martin Banoon (the “Applicant”) in the Superior Court of Quebec, file no. 500-06-001058-201. The Applicant seeks authorization to institute a class action on behalf of the proposed class members comprised of holders of the Company’s ADS, as a result of Fabricated Transactions. At the request of the Applicant, the Superior Court of Quebec issued an order staying proceedings pending the Quebec Court of Appeal’s decision in an unrelated class action that is expected to address jurisdictional defenses similar to those that Luckin Coffee Inc. may raise in the Banoon class action.

Cayman Bondholder Action

In May 2020, a group of holders of the Notes commenced proceedings in the Cayman Court seeking to recover approximately US$155 million of losses from the Company. By summons dated May 1, 2020, the bondholders applied ex parte for a worldwide freezing order (the “WFO”) against the Company. On May 8, 2020, the Cayman Court granted the order sought. On July 1, 2020 to July 3, 2020 the Cayman Court heard the Company’s application to set aside the WFO. By order dated July 22, 2020, the Cayman Court discharged the WFO. The substantive proceedings were automatically stayed on the appointment of the JPLs on July 15, 2020. On August 12, 2020, the Cayman Court ordered that the noteholders could appeal the discharge order until 14 days following the date of discharge of the JPLs. However, there can be no further action in these proceedings as the indebtedness under the Notes has been effectively compromised due to the successful Restructuring as of January 28, 2022.

Appointment of “Light-Touch” JPLs in the Cayman Islands

On July 10, 2020, a creditor of the Company filed a winding up petition against the Company in the Cayman Court (FSD 157 of 2020) (the “Cayman Proceeding”). On July 10, 2020, the Company made an ex parte application pursuant to section 104(3) of the Companies Act for the appointment of joint provisional liquidators (the “JPLs”). On July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs to develop and propose a restructuring of the Company’s indebtedness in a manner designed to allow the Company to continue as a going concern, with a view to making an arrangement with its creditors including (without limitation) a compromise or arrangement by way of a scheme of arrangement under section 86 of the Companies Act (the “Scheme”). In accordance with the appointment order, the Board’s powers to conduct the ordinary, day-to-day business of the Company were preserved, subject to the supervision and oversight of the JPLs. On October 12, 2020, pursuant to a letter of request issued by the Cayman Court dated September 7, 2020, the High Court of Hong Kong made an order recognizing the appointment of the JPLs in Hong Kong. On February 5, 2021, the JPLs, in their capacity as “foreign representatives” of the Company under the U.S. Bankruptcy Code, filed a petition seeking, among other things, recognition of the provisional liquidation in the United States. On March 30, 2021, the U.S. Bankruptcy Court entered the Order Recognizing Cayman Proceeding as a Foreign Main Proceeding and Granting Relief in Aid Thereof [Dkt. No. 48] in In re Luckin Coffee Inc. (in Provisional Liquidation), No. 21-10228 (MG) (Bankr. S.D.N.Y. Feb. 5, 2021), recognising the provisional liquidation as a “foreign main proceeding.” The U.S. Bankruptcy Court imposed an automatic stay of all actions against the Company and its assets in the U.S., to the extent provided in the U.S. Bankruptcy Code and for the duration of the Chapter 15 Case, subject to certain carve outs and reserving judgment in respect of a requested stay of proceedings against non-debtor parties.

On September 20, 2021, with the support of the JPLs, we filed a summons and petition in the Cayman Court (FSD 276 of 2021 (ASCJ)) seeking sanction of a Scheme for the purposes of the Restructuring, and seeking directions to convene a meeting of creditors affected by the Scheme. On November 30, 2021, the Scheme was unanimously approved by all creditors who attended the Scheme meeting (in person or by proxy), representing approximately 97.7% of the aggregate outstanding principal amount of the Notes. On December 13, 2021 the Cayman Court sanctioned the Scheme, which became fully effective in accordance with its terms on December 17, 2021, following the entry of a final order of the U.S. Bankruptcy Court recognizing and enforcing the Scheme in the territorial jurisdiction of the United States.

On January 28, 2022, the Restructuring of the Notes contemplated by the Scheme became effective and was substantially consummated. In aggregate, we issued consideration for the Scheme totaling US$245.5 million of cash, US$109.9 million of New Notes and 9,527, 601 ADSs representing 76,220,808 Class A ordinary shares, which included 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme. The parties to the amended winding up petition (filed in substitution on January 7, 2021), applied consensually to the Cayman Court for leave to withdraw or have the petition dismissed. By an order of the Cayman Court dated February 25, 2022, the petition was dismissed and the JPLs were formally discharged with effect from March 4, 2022, bringing the provisional liquidation to a close. Shortly thereafter, the U.S. Bankruptcy Court entered an order closing the Chapter 15 Case on April 8, 2022.

UCAR Inc. Proceedings

We entered into an agreement with UCAR Inc. on July 1, 2020 to pay RMB36.6 million to UCAR Inc. for the costs UCAR Inc. incurred as a result of the leasehold improvements of certain office space that we occupied. We have not yet made the payment. In September 2021, UCAR Inc. initiated an arbitration proceeding against Luckin China in China International Economic and Trade Arbitration Commission, seeking to recover its costs and other relevant expenses allegedly incurred of approximately RMB38.4 million. In January 2022, Luckin China filed a claim in the Primary People’s Court of Haidian District of Beijing Municipality against UCAR Inc. seeking recovery for costs and expenses that it incurred of approximately RMB36.9 million in connection with UCAR Inc.’s occupation and utilization of certain of our property. No hearing had been held for these proceedings as of the date of this annual report.

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

9.A.Offering and Listing Details

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

Our fifth amended and restated memorandum and articles of association was adopted by a special resolution of our shareholders on April 16, 2019, which became effective immediately prior to completion of our IPO of ADSs representing our Class A ordinary shares. Our sixth amended and restated memorandum and articles of association, which is filed as Exhibit 1.1 to this annual report, was adopted by a special resolution of our shareholders on December 11, 2021, in substitution for and to the exclusion of our fifth amended and restated memorandum and articles of association.

The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

According to Clause 3 of our sixth amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Shares

General. Our authorized share capital is US$50,000 divided into 25,000,000,000 Ordinary Shares, with a par value of US$0.000002 each, comprising (i) 20,000,000,000 Class A ordinary shares with a par value of US$0.000002 each, and (ii) 5,000,000,000 Class B ordinary shares with a par value of US$0.000002 each. Further to a Certificate of Designation dated November 30, 2021, 307,692,307 authorised but unissued Class A ordinary shares with a par value of US$0.000002 each in the capital of the Company have been re-designated as 307,692,307 Senior Preferred Shares with a par value of US$0.000002 each. Holders of Ordinary Shares have the same rights except for voting and conversion rights. Holders of Senior Preferred Shares have the rights described below under “Certificate of Designation”. All of our issued and outstanding Ordinary Shares and Senior Preferred Shares are fully paid and nonassessable. Certificates representing the Ordinary Shares and Senior Preferred Shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their Ordinary Shares and Senior Preferred Shares subject to certain restriction described below under “Transfer of Shares.”

Subject to the Companies Act (2022 Revision) of the Cayman Islands, as amended, and the articles of association, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to subdivide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of Shares, whether stated to be ordinary, preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore provided.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board subject to our sixth amended and restated memorandum and articles of association and the Companies Act. Our sixth amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our Board determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members. Each Class A ordinary share shall be entitled to one vote on all matters subject to vote at general and special meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to vote at general and special meetings of our company.

A quorum required for a meeting of shareholders consists of a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our sixth memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our Board. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than ten percent (10%) of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our sixth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our sixth amended and restated memorandum and articles of association.

Transfer of Shares. Subject to the restrictions in our sixth amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board.

Our Board may, in its absolute discretion, and without giving any reason therefore, refuse to register a transfer of any Share(s), including where a purported transfer has been attempted in breach of the articles of association.

Our Board may, in its absolute discretion, decline to register any transfer of any share that is not fully paid up or on which we have a lien. Our Board may also decline to register any purported transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required; and
●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

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

Notwithstanding any other provision of the sixth amended and restated memorandum and articles of association, no shareholder may, without the Company’s prior written consent, transfer, or agree to transfer, any of such shareholder’s share(s) to a “Restricted Person,” which means (i) any former director, officer or member of management of the Company or any of its subsidiaries with respect to whom the Special Committee recommended resignation or removal from the Board in connection with such person’s conduct during the time when such person served on the Board or termination of employment, or whose employment was terminated by the Board, or any of their respective affiliates or associates or any legal person controlled by such person, and (ii) any other person (or any affiliate or associate thereof) with whom any person under the foregoing clause (i) (or any affiliate or associate thereof) has any agreement, arrangement or understanding, whether or not in writing, with respect to, or with whom such person is otherwise cooperating or collaborating with, for the purpose of (a) acquiring, holding, sharing, voting or disposing of securities of the Company or any financial interest in or deriving from the value of the securities of the Company, or (b) changing or influencing the control of the Company or in connection with or as a participant in any transaction having that purpose or effect, and no Restricted Person may, without the Company’s prior written consent, transfer, or agree to transfer, any share(s).

If a shareholder of the Company purports to transfer to agrees to transfer any share(s) directly or indirectly to a Restricted Person without the prior written consent of the Company, or if a Restricted Person becomes the legal or beneficial owner of any share(s) after the date on which the sixth amended and restated memorandum and articles of association was adopted including pursuant to a direct or indirect transfer (any such share(s), “Restricted Shares”), then our directors may serve a notice on such shareholder in whose name the Restricted Shares are registered stating that such shareholder shall not, in relation to the Restricted Shares, be entitled to vote.

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

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board, or are otherwise authorized by our sixth memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account) if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the Company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may be varied with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares. Our sixth amended and restated memorandum of association authorizes our Board to issue additional Ordinary Shares from time to time as our Board shall determine, to the extent of available authorized but unissued shares in the authorized share capital of our company.

Our sixth amended and restated memorandum of association also authorizes our Board to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our Board may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our sixth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the Company.

Certificate of Designation

General. Our Senior Preferred Shares have the rights, preferences, privileges and restrictions set out in the Certificate of Designation dated November 30, 2021 and approved by a resolution of our board of directors (the “Certificate of Designation”).

The following summarizes the key terms of our Senior Preferred Shares:

Voting Rights. Holders of Senior Preferred Shares shall, at all times, be entitled to vote with holders of Ordinary Shares as one class on all matters submitted to vote by the members. Each holder of Senior Preferred Shares shall be entitled a number of votes equal to the number of Class A ordinary shares into which such holder’s Senior Preferred Shares are convertible.

Reserved Matters. The prior written consent of the holders of a majority of the outstanding Senior Preferred Shares shall be required for certain actions of the Company set forth in the Certificate of Designation.

Liquidation. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Senior Preferred Shares, in preference to the holders of other Shares, shall be entitled to receive an amount equal to the greater of (i) 100% of the original aggregate subscription price paid by such holders plus declared but unpaid dividend on such Senior Preferred Shares and (ii) the aggregate value such holders would have received if all such outstanding Senior Preferred Shares had been converted into Class A ordinary shares immediately prior to such distribution.

Conversion. Each Senior Preferred Share shall be convertible, at any time at the option of its holder and at such holder’s sole discretion, into that number of Class A ordinary shares (or an equivalent number of ADSs) determined by dividing (i) the sum of the original issue price plus any declared but unpaid dividends on such Senior Preferred Share, by (ii) the conversion price in effect at time of the conversion, which shall initially be the original issue price and is subject to adjustment from time to time.

Downside Protection for Regulatory Events. With respect to each Senior Preferred Share, during the period from April 15, 2021 to the third anniversary of its original issuance, if upon an announcement or reporting by any person of any U.S. governmental authority (other than the SEC) entering into an agreement with us, imposing penalty or restriction in connection with the previously disclosed Fabricated Transactions, the trading prices of our ADSs are negatively affected, as determined in accordance with the mechanisms set forth in the Certificate of Designation, the then applicable conversion price of such Senior Preferred Share shall be adjusted downward to reflect the impact of such event.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or Ordinary Shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010, but it is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to the Tax Concessions Act of the Cayman Islands, the Company has obtained an undertaking: (i) that no law that is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (ii) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of 20 years from March 21, 2019.

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

This discussion applies only to a U.S. Holder that holds the ADSs or underlying ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any alternative minimum or Medicare contribution tax consequences and any tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding ADSs or Class A ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities or arrangements classified as partnerships for U.S. federal income tax purposes;
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
●	persons that received their ADSs or Class A ordinary shares in consideration for services or otherwise as compensation;
●	persons that own or are deemed to own 10% or more of our stock by vote or value; or
●	persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

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

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person eligible for Treaty benefits that is, for U.S. federal income tax purposes, a beneficial owner of ADSs or Class A ordinary shares and:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or Class A ordinary shares. This discussion does not apply to investors in this special situation.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

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

The determination of our PFIC status is subject to certain uncertainties and is made by applying principles and methodologies that are in some circumstances unclear. Because we hold a substantial amount of cash, our PFIC status for any taxable year will likely depend on the value of our goodwill. The value of our goodwill may be determined by averaging (on a quarterly basis) the excess of the sum of our market capitalization and liabilities over the value of our other assets. If the value of our goodwill for 2019 and 2020 is determined in such manner, based on the actual trading prices of our ADSs we will not have been a PFIC for our taxable years of 2019 and 2020. However, because our market capitalization declined significantly since the second quarter of 2020 and throughout 2020, there can be no assurance that the Internal Revenue Service (the “IRS”) will not assert that the true value of our goodwill for 2019 and the first quarter of 2020 is in fact lower. If the assertion of that position is successful, we would likely be treated as a PFIC for our taxable years of 2019 and 2020, but our PFIC status will depend on the value of our goodwill for those years. Based on the composition of our income and assets and the value of our assets (including goodwill), we believe that we were not a PFIC for our 2021 taxable year. However, because we continue to hold substantial amounts of cash and financial investments, we may be a PFIC for 2022 or future taxable years, particularly if our market capitalization declines. Our PFIC status for our 2022 taxable year can be determined only after the end of the year as it will depend on the composition of our income and assets and the value of our assets (including the value of our goodwill, which as described above may be determined, in large part, by reference to our market capitalization, which may be volatile). Moreover, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. For these reasons, our PFIC status for any taxable year is uncertain.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless a “deemed sale” election is filed and the U.S. Holder pays any applicable tax under the PFIC rules described below. U.S. Holders should consult their tax advisers regarding the advisability of making this election in their particular circumstances in the case that we are or were, but cease to be, a PFIC for any taxable year.

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

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares will be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for our ADSs individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such distributions will be subject to taxation in the same manner.

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

In general, dividends paid by certain “qualified foreign corporations” to non-corporate persons may be taxed at a preferential rate, subject to applicable limitations. However, if a non-U.S. corporation is not entitled to the benefits of a comprehensive income tax treaty with the United States, dividends paid by such corporation will qualify for the preferential rate only with respect to stock that is “readily tradable on an established securities market in the United States.” The IRS issued a notice in 2003, according to which common stock or American depositary shares in respect of such stock are considered readily tradable on a U.S. established securities market if they are listed on certain national U.S. securities exchanges specified in the notice, such as the Nasdaq. The IRS notice indicates that the IRS continues to consider whether, and under what conditions, the preferential rate may apply also to securities readily tradable on other securities trading platforms, such as trading over the counter. However, as of the date of this annual report no additional trading markets have been identified by the Treasury or the IRS as qualifying markets for these purposes. Therefore, because our ADSs were delisted from the Nasdaq, non-corporate U.S. Holders of our ADSs should expect that while the ADSs continue to be delisted from the Nasdaq or any other qualified national U.S. exchange, dividends will likely be reported to them by withholding agents as not qualifying for the preferential rates.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “Taxation—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable Treaty rate) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable the PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all such creditable foreign taxes paid or accrued in the taxable year.

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

As described in “Taxation—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of Class A ordinary shares or non-U.S. accounts through which ADSs or Class A ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and Class A ordinary shares.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Foreign currency exchange rate risk

Renminbi is not a freely convertible currency. SAFE, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of Renminbi is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in Renminbi amounted to RMB3,334.0 million, RMB3,883.9 million and RMB3,358.4 million as of December 31, 2019, 2020 and 2021, respectively.

To the extent that we need to convert U.S. Dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares, Senior Preferred Shares, or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

Currency convertibility risk

We transact all of our business in Renminbi, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the Renminbi may be readily convertible into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates and have not used any derivative financial instruments to manage the interest risk exposure in 2019, 2020 and 2021.

Item 12.    Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Persons depositing or withdrawing shares
or ADS holders must pay:	For:
● US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

● US$.05 (or less) per ADS	● Any cash distribution to ADS holders

● A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

● US$.05 (or less) per ADS per calendar year	● Depositary services

● Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

● Expenses of the depositary	● Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
● Converting foreign currency to U.S. dollars

● Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	● As necessary

● Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

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

PART II

Item 13.    Item Defaults, Dividend Arrearages and Delinquencies

In January 2020, we issued US$460 million of Notes. On July 15, 2020, on the application of the Company in response to the presentation of a winding-up petition by a creditor in the Cayman Islands, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs. Following this appointment, which constituted an event of default under the indenture with respect to the Notes, 100% of the principal of, and accrued and unpaid interest on, the Notes automatically became immediately due and payable.

During the provisional liquidation, we negotiated the Restructuring under the supervision of the JPLs. On March 16, 2021, we announced that we had entered into the RSA with holders of a majority of the Notes. On September 21, 2021, we announced that we had filed a summons and petition in the Cayman Court seeking sanction of a scheme of arrangement (the “Scheme”) for the purposes of the Restructuring. On December 13, 2021, the Cayman Court sanctioned the Scheme which became fully effective in accordance with its terms on December 17, 2021, following the entry of a final order of the U.S. Bankruptcy Court recognizing and enforcing the Scheme in the territorial jurisdiction of the United States. On January 28, 2022, the Restructuring of the Notes as contemplated by the Scheme became effective and was substantially consummated.

Subsequently, the parties to the amended winding up petition (filed in substitution on January 7, 2021), applied consensually to the Cayman Court for leave to withdraw or have the petition dismissed. By order of the Cayman Court dated February 25, 2022, the petition was dismissed and the JPLs were formally discharged with effect from March 4, 2022, bringing the provisional liquidation to a close. In addition, with the Company’s support and coordination, the JPLs filed a final report with the U.S. Bankruptcy Court on March 4, 2022. The final report confirmed that the purpose of the JPLs’ appearance in the U.S. Bankruptcy Court was complete, and requested entry of an order closing the Chapter 15 Case. The U.S. Bankruptcy Court granted this relief and entered an order closing the Chapter 15 Case on April 8, 2022.

In aggregate, in exchange for the Notes, we have issued consideration under the Scheme totaling approximately US$245.5 million of cash, US$109.9 million of 9.00% series B senior secured notes due 2027 (the “New Notes”) and 9,527,601 ADSs representing 76,220,808 Class A ordinary shares, which includes 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme. See “Note 13 Convertible Senior Notes” and “Note 22 Subsequent Events—Effectiveness of the Restructuring” to the Company’s consolidated financial statements included in this annual report.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

14.A. — 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

None.

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

Based upon this evaluation, our management has concluded that, as of December 31, 2021, our existing disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, our management has concluded that the internal control over financial reporting as of December 31, 2021 was effective.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Centurion ZD CPA & Co. (“CZD”), has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-6 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Changes in our internal control over financial reporting during 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting are set forth below. These changes were made to remedy our previously identified material weaknesses in 2020 and to improve the overall effectiveness of our internal control system.

●	We recruited a director of financial reporting who is familiar with U.S. GAAP., and we have set up a separate Accounting Information System team within our finance department to improve the effectiveness of internal control over the operating data for the financial reporting.
●	We continued to engage a third-party consulting firm with strong U.S. GAAP experience to assist us in reviewing and analyzing certain complex contract terms for the financial reporting.
●	We have strengthened controls over investment activities by (i) establishing more stringent policies and procedures that require all the significant non-routine transactions to be appropriately approved after comprehensive risk assessment in order to mitigate the risk of losses and comply with the company policies; and (ii) strengthening the controls over the contract review, payment and chop management process. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.”
●	We have established a more comprehensive budgeting process and a stand-alone financial performance and analysis (the “FP&A”) function that monitors selected KPI/KRIs. The FP&A provides reporting on weekly basis, tracks the detailed bottom-up business plan drawing on input from all departments, and analyzes the actual performance versus the business plan.
●	We have strengthened our IT-related controls by (i) replacing the old network defense and security auditing system and migrating to an upgraded and completely independent network environment; (ii) tightening control over IT system access to prevent hacks and protect privacy; (iii) requiring independent IT review by the internal audit team of the application and database controls over the Company’s financial reporting; and (iv) completed an independent cybersecurity testing in 2021 by China Software Test Center and has obtained Level 3 certification of our mobile app.
●	We have formed an internal control team that consists of experienced professionals. Additionally, we have engaged a professional adviser to assist management to review, test and optimize our internal control.

Item 16.A.   Audit Committee Financial Expert

Our Board has determined that Mr. Feng Liu, an independent director and the chairman of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules. Mr. Feng Liu satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Item 16.B.   Code of Ethics

Our Board has adopted a code of business conduct and ethics, as amended in April 2022, that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our chief executive officer, chief financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our amended code of business conduct and ethics as Exhibit 11.1 of this annual report and posted a copy of our amended code of business conduct and ethics on our website at http://investor.lkcoffee.com/. We hereby undertake to provide to any person without charge a copy of our latest code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16.C.   Principal Accountant Fees and Services Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, namely Centurion ZD CPA & Co., for the periods indicated below and Ernst & Young Hua Ming LLP, Marcum Bernstein & Pinchuk LLP for the year ended December 31, 2019.

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)
Services:
Audit Fees(1)	45,012	15,790	18,344
Audit-Related Fees(2)	—	—	—
Tax Fees(3)	—	—	—
Other Fees(4)	494	—	—
Total fees	45,506	15,790	18,344

Notes:

(1)	Audit Fees. Audit fees mean the aggregate fees billed for each of the fiscal periods listed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees. Audit-related fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean the aggregate fees billed in each of the fiscal periods listed for professional services related to tax compliance, tax advice, and tax planning.
(4)	Other Fees. Other fees mean the aggregate fees billed in each of the fiscal periods listed for services other than services reported in Notes (1) through (3), primarily including professional services related to training, advisory and assurance for corporate and social responsibility reporting.

The policy of our audit committee is to preapprove all audit and non-audit services provided by auditors including Centurion ZD CPA & Co., our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

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

Item 16.G.   Corporate Governance

As a Cayman Islands exempted company previously listed on the NASDAQ Global Select Market, we were subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We intended to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance requirements that listed companies must have a majority of independent directors and that the audit committee must consist of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since the Nasdaq suspended the trading of our ADSs on June 29, 2020.

Item 16.H.   Mine Safety Disclosure

Not applicable.

PART III

Item 17.    Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.    Financial Statements

The consolidated financial statements of Luckin Coffee Inc. are included at the end of this annual report.

Item 19.    Exhibits

Exhibit Number	Description of Document
1.1*	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant
2.1	Specimen American Depositary Receipt (included in Exhibit 2.3)
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

Exhibit Number	Description of Document
4.8

Series B-1 Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Darsana Master Fund LP, Bel45 Private Opportunities Fund, L.P., Tango Capital Opportunities Fund, L.P., TSCL Private Markets Fund, L.P., NDSIB Private Opportunities Fund, L.P., BlackRock Private Opportunities Fund IV, L.P., BR POF IV Cayman Master Fund, L.P., High Rock Direct Fund, L.P., BlackRock MD Private Opportunities Fund, L.P., 1885 Private Opportunities Fund, L.P., NHRS Private Opportunities Fund, L.P., Sullivan Way Private Opportunities Fund, L.P., Coin Private Opportunities, L.P., POF III Scottish Master, L.P., BlackRock Inverwood Private Opportunities Fund, L.P., OV Private Opportunities, L.P., Red River Direct Investment Fund III, L.P., BR/ERB Co-Investment Fund II, L.P., BlackRock MSV Private Opportunities Fund, L.P., Private Equity Partners VII Master, L.P., Private Equity Partners VII US, L.P., BlackRock Private Opportunities Fund IV Master SCSp, Total Alternatives Fund—Private Equity LP, Total Alternatives Fund—Private Equity (B) LP and other parties named therein dated April 12, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.9

Third Amended and Restated Investors’ Rights Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Primus Investments Fund, L.P., Mayer Investments Fund, L.P., Star Grove Global Limited, Lucky Cup Holdings Limited, Joy Capital II, L.P, Joy Luck Management Limited, Galaxy Shine Limited, Carob Investment Pte Ltd, Honour Ample Limited, Fortunate Cup Holdings Limited, Blue Fortune Limited, Darsana Master Fund LP, Bel45 Private Opportunities Fund, L.P., Tango Capital Opportunities Fund, L.P., TSCL Private Markets Fund, L.P., NDSIB Private Opportunities Fund, L.P., BlackRock Private Opportunities Fund IV, L.P., BR POF IV Cayman Master Fund, L.P., High Rock Direct Fund, L.P., BlackRock MD Private Opportunities Fund, L.P., 1885 Private Opportunities Fund, L.P., NHRS Private Opportunities Fund, L.P., Sullivan Way Private Opportunities Fund, L.P., Coin Private Opportunities, L.P., POF III Scottish Master, L.P., BlackRock Inverwood Private Opportunities Fund, L.P., OV Private Opportunities, L.P., Red River Direct Investment Fund III, L.P., BR/ERB Co-Investment Fund II, L.P., BlackRock MSV Private Opportunities Fund, L.P., Private Equity Partners VII Master, L.P., Private Equity Partners VII US, L.P., BlackRock Private Opportunities Fund IV Master SCSp, Total Alternatives Fund—Private Equity LP, Total Alternatives Fund—Private Equity (B) LP, Taide Investment Management Ltd and other parties named therein dated April 17, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.10

Subscription Agreement by and between the Registrant and Louis Dreyfus Company B.V. dated April 19, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.11

Master Exclusive Service Agreement between Beijing WFOE and Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.12

Business Cooperation Agreement among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.13

Proxy Agreement and Power of Attorney among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.14

Exclusive Option Agreement among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

Exhibit Number	Description of Document
4.15

Share Pledge Agreement between Beijing WFOE and the shareholders of Beijing Luckin Coffee Technology Ltd. dated September 20, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.16

Confirmation and Guarantee Letter granted by Ms. Jenny Zhiya Qian dated September 20, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.17

Confirmation and Guarantee Letter granted by Mr. Min Chen dated September 20, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.18

Spousal Consent granted by the spouse of Mr. Min Chen dated September 20, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.19

Restructuring Support Agreement by and among the Registrant, the joint provisional liquidators appointed to the Company by the order of the Grand Court of the Cayman Islands dated July 15, 2020 in the provisional liquidation proceedings relating to the Registrant (Cause No. FSD 157 of 2020 (ASCJ)) and certain holders of the Registrant’s convertible senior notes due 2025, dated March 16, 2021 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K (File No. 001-38896) filed with the Securities and Exchange Commission on March 16, 2021)

4.20*

Amendment No.1 dated September 1, 2021 to the Restructuring Support Agreement dated March 16, 2021, by and among the Registrant, the joint provisional liquidators appointed to the Company by the order of the Grand Court of the Cayman Islands dated July 15, 2020 in the provisional liquidation proceedings relating to the Registrant (Cause No. FSD 157 of 2020 (ASCJ)) and certain holders of the Registrant’s convertible senior notes due 2025

4.21

Investment Agreement by and among the Registrant, Cannonball Limited and Joy Capital II, L.P, dated April 15, 2021 (incorporated herein by reference to Exhibit 4.20 to the annual report for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on June 30, 2021)

4.22

Rights Agreement, dated as of October 14, 2021, between Luckin Coffee Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, including as Exhibit A the forms of Rights Certificate and of Election to Exercise (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, furnished on October 14, 2021)

8.1*	List of Significant Subsidiaries and VIE of the Registrant
11.1**	Amended Code of Business Conduct and Ethics of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of King & Wood Mallesons
15.2*	Consent of Harney Westwood & Riegels
15.3*	Consent of Centurion ZD CPA & Co., Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Luckin Coffee Inc.

	By:	/s/ Reinout Hendrik Schakel
Name: Reinout Hendrik Schakel
Title: Chief Financial Officer and Chief Strategy Officer

Date: April 14, 2022

LUCKIN COFFEE INC.

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong

香港紅磡德豐街22號海濱廣場二期13樓1304室

Tel: (852) 2126 2388   Fax: (852) 2122 9078

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Luckin Coffee Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Luckin Coffee Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2021, and the related consolidated statements of comprehensive (loss) / income, consolidated statements of shareholders’ equity, and consolidated statements of cash flows for the years ended December 31, 2019, 2020 and 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2019, 2020 and 2021, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 14, 2022 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

(i)	Revenue and Deferred revenue

Critical Audit Matter Description

The Company had revenue and deferred revenue of RMB7,965.3 million and RMB96.2 million respectively for the year ended December 31, 2021 and as of December 31, 2021. A description of the Company’s principal revenue generating activities is as follows:

Revenues from product sales were recognized at point in time when it satisfies performance obligations upon customers’ in-store pickup or the delivery of promised products to customers. There is no significant financing component or variable consideration in the transaction price. The Company reasonably estimates the possibility of return based on the historical experience, and there were no material returns historically.

Revenues from partnership stores mainly consist of sales of materials and equipment to the partnership stores, profit-sharing revenue from the partnership stores for using the Luckin Coffee or Luckin Tea brand as well as integrated store operation solution, and other services including pre-opening services.

For material sales, the performance obligation is to transfer required materials at fixed unit price to retail partners. The Company provides allowance for materials sales as consideration payable to retail partners when the products sold in partnership stores to customers at lower price than the cost of materials with certain markup to comply with its promotion strategy. Allowance for partnership stores is accounted for as a reduction of the transaction price, which is usually determined upon the completion of each order. Therefore, sales of materials are generally recognized on the partnership stores’ acceptance of materials, the settlement price is then deducted by the allowance provided to partnership stores that is determined upon the products are sold in partnership stores, if any.

Deferred revenues are associated with customer prepaid coupons. As discussed in Note 2 to the consolidated financial statements, Prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use. Cash from the sales of prepaid coupons are recognized as deferred revenues which are contract liabilities under Accounting Standard Codification (“ASC”) 606. Purchase consideration is allocated to each prepaid coupon, including the coupons issued for free. The allocated considerations are recognized as revenues when customers consume the prepaid coupons for payments of their purchase.

Significant estimation and judgement are exercised by the Company as determining revenue recognition for this prepaid coupon arrangement, and include the following:

●Determination of the effectiveness of the internal controls including the information technology general control (“ITGC”) and the information technology activity control (“ITAC”) on the accuracy and completeness of the movement of coupon data to ensure input and output information were properly recorded.
●Establishment of the business operation database to record the coupon transaction including allocation of consideration on issuance of coupon and the exercise of coupon on each point of transaction.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the revenue and deferred revenue included the following:

●	We have utilized our IT specialists to assist us in assessing the calculation logic of deferred revenue for prepaid coupon.
●	We have performed ITGC audit procedures on the Company’s business operation and financial reporting database (“BOD”)
●	We performed audit procedures that included, among others, testing the clerical accuracy and consistency with US GAAP of the accounting model developed by the Company to recognize revenue including forfeiture of prepaid coupon and deferred revenue associated with the prepaid coupon.
●	We have performed data mapping test in sampling basis between the raw data from the system in which the Company used to capture the sales transactions for big data and marketing purpose with BOD and confirmed that the BOD is reliable.
●	We have performed reconciliation between BOD, the system in which the Company used to capture the sales transactions for data analytics and third-party payment platforms to confirm the transactions related to payment like purchase of coffee directly or purchase of prepaid coupons are truly and fairly reflected in BOD.
●	We have tested the payment receipts against third-party payments platforms and instruments such as WeChat and Alipay.
●	We have also performed certain substantive analytical procedures.

(ii)	Impairment assessment on long-lived assets

Critical Audit Matter Description

As of December 31, 2021, the Company’s record an aggregated impairment of long-lived assets of RMB80.56 million, include RMB 21.37 million was recorded in current year. As disclosed in Note 2 to the consolidated financial statements, it consists of the impairment loss in connection with Luckin Coffee EXPRESS and Luckin Pop Mini, self-operating stores and idle equipment.

The Company evaluates its long-lived assets, including property and equipment with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that indicate that the carrying amount of an asset or asset group may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition.

If the sum of the expected undiscounted cash flows of the asset or asset group is less than the carrying amount of the assets or the asset groups, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets or the asset groups over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets or asset groups based on forecasted future sales and operating costs, using internal projections, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives.

Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The Company estimates of future cash flows requires management to make assumptions and to apply judgment, including forecasting future sales and gross profits and estimating useful lives of the assets or asset groups. These estimates can be affected by factors such as future sales results, store closure plans, economic conditions, business interruptions, interest rates and government regulations that can be difficult to predict. If actual results and conditions are not consistent with the estimates and assumptions used in its calculations, the Company may be exposed to additional impairments of long-lived assets.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the impairment assessment on long-lived assets included the following:

●	We have evaluated the assumptions made by management in the determination of residual values and useful lives to ensure that these are consistent with the guidance in ASC 360;
●	We have assessed whether indicators of impairment existed as of December 31, 2021 based on our knowledge of the business and the industry;
●	We have engaged independent valuation experts to assess the appropriateness of management’s impairment model with satisfactory result.
●	We have evaluated whether the significant inputs and assumptions used in the model were reasonable.
(iii)	Adoption of new lease accounting standard, ASC Topic 842, Leases

Critical Audit Matter Description

As discussed in Note 19 to the consolidated financial statements, the Company adopted the new lease accounting standard, ASC Topic 842, Leases, from January 1, 2021 since the Company ceased to act as an emerging growth company (‘‘EGC’’), using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients.

The impact of adoption of ASC 842 is a change in accounting policies of operating leases. This changes in accounting policies result in a right-of-use assets RMB1,237.7 million and lease liability RMB1,173.1 million (both current and non-current) being recognized in the consolidated balance sheet.

Because of the judgements which have been applied and the estimates made in determining the impact of ASC 842, this area is considered as a key audit matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Adoption of new lease accounting standard, ASC 842, Leases included the following:

●	We have assessed the discounting rate applied in determining the lease liabilities
●	We have considered the completeness of the lease data by testing the reconciliation of calculations of lease liabilities with other source data, such as list of coffee stores.
●	We have verified the accuracy of calculations by agreeing sample of leases data with original agreements.
●	We have considered if the disclosure in Form-20F regarding adoption of new lease accounting standard were in compliance with relevant standard.

Centurion ZD CPA & Co.

/s/ Centurion ZD CPA & Co.

We have served as the Company’s auditor since April 15, 2021.

Hong Kong, China

April 14, 2022

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong

香港紅磡德豐街22號海濱廣場二期13樓1304室

Tel: (852) 2126 2388   Fax: (852) 2122 9078

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Luckin Coffee Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Luckin Coffee Inc. and its subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets and the related consolidated statements of comprehensive (loss)/income, consolidated statements of shareholders’ (deficits) / equity, and consolidated statement of cash flows and our report dated April 14, 2022, expressed an unqualified opinion.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Centurion ZD CPA & Co.

/s/ Centurion ZD CPA & Co.

We have served as the Company’s auditor since April 15, 2021.

Hong Kong, China

April 14, 2022

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		4,806,023	6,477,636	1,016,482
Restricted cash		110,000	58,200	9,133
Short-term investments, net	4	250,000	—	—
Accounts receivable, net	5	17,381	38,605	6,058
Receivables from online payment platforms		25,728	171,562	26,922
Inventories	6	275,568	593,340	93,108
Prepaid expenses and other current assets, net	7	935,497	1,044,007	163,828
Total current assets		6,420,197	8,383,350	1,315,531

Non-current assets:
Property and equipment, net	8	2,070,458	1,805,101	283,260
Restricted cash		23,022	19,438	3,050
Other non-current assets, net	9	170,002	163,926	25,724
Deferred tax assets, net	17	638,720	702,941	110,307
Operating lease right-of-use assets	19	—	1,237,734	194,227
Total non-current assets		2,902,202	3,929,140	616,568

Total assets		9,322,399	12,312,490	1,932,099

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		209,695	293,700	46,088
Accrued expenses and other current liabilities	10	703,117	1,322,006	207,452
Deferred revenues		88,174	96,212	15,098
Convertible senior notes	13	—	2,931,396	460,000
Payable for equity litigants settlement		—	1,350,257	211,885
Operating lease liabilities	19	—	598,062	93,850
Total current liabilities		1,000,986	6,591,633	1,034,373

Non-current liabilities:
Other non-current liabilities		197,091	—	—
Convertible senior notes	13	3,001,500	—	—
Payable for SEC settlement	20	1,174,500	—	—
Payable for equity litigants settlement	21	1,223,438	—	—
Operating lease liabilities	19	—	575,060	90,239
Total non-current liabilities		5,596,529	575,060	90,239

Total liabilities		6,597,515	7,166,693	1,124,612

Commitments and contingencies	21

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$
Mezzanine equity:
Convertible senior preferred shares (US$0.000002 par value; nil and 307,692,307 shares authorized as of December 31, 2020 and 2021, respectively; nil and 295,384,615 issued and outstanding as of December 31, 2020 and 2021, respectively)	15	—	1,514,660	237,683
Total Mezzanine equity		—	1,514,660	237,683

Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value; 20,000,000,000 and 19,692,307,693 shares authorized as of December 31, 2020 and 2021, respectively, 1,880,396,244 and 1,950,457,380 issued and outstanding as of December 31, 2020 and 2021, respectively)	14	20	21	3
Class B ordinary shares (US$0.000002 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 144,778,552 and 144,778,552 issued and outstanding as of December 31, 2020 and 2021, respectively)	14	2	2	—
Additional paid-in capital		14,744,569	15,037,992	2,359,789
Statutory reserves		603	2,617	411
Accumulated deficits		(12,452,882)	(11,768,626)	(1,846,754)
Accumulated other comprehensive income		364,054	359,131	56,355
Total Company’s ordinary shareholders’ equity		2,656,366	3,631,137	569,804
Non-controlling interests		68,518	—	—
Total shareholders’ equity		2,724,884	3,631,137	569,804

Total liabilities, mezzanine equity and shareholders’ equity		9,322,399	12,312,490	1,932,099

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the year ended
		December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB	US$
Net revenues:
Revenues from product sales		3,009,590	3,716,791	6,659,218	1,044,977
Revenues from partnership stores		15,344	316,627	1,306,105	204,956
Total net revenues		3,024,934	4,033,418	7,965,323	1,249,933
Cost of materials		(1,623,324)	(1,995,380)	(3,198,552)	(501,923)
Store rental and other operating costs		(1,597,125)	(1,726,619)	(2,036,772)	(319,614)
Depreciation and amortization expenses	8, 9	(411,883)	(483,421)	(465,384)	(73,029)
Delivery expenses		(438,914)	(414,808)	(819,549)	(128,605)
Sales and marketing expenses		(812,592)	(462,112)	(336,855)	(52,860)
General and administrative expenses		(1,072,339)	(981,645)	(1,269,988)	(199,289)
Store preopening and other expenses		(71,623)	(9,982)	(16,352)	(2,566)
Impairment loss of long-lived assets	8, 9	(209,249)	(71,467)	(21,368)	(3,353)
Losses and expenses related to Fabricated Transactions and Restructuring		—	(475,252)	(339,557)	(53,284)
Total operating expenses		(6,237,049)	(6,620,686)	(8,504,377)	(1,334,523)
Operating loss		(3,212,115)	(2,587,268)	(539,054)	(84,590)
Interest income		79,407	135,713	102,248	16,045
Interest and financing expenses		(31,629)	(116,471)	(35,490)	(5,569)
Foreign exchange gain/(loss), net		19,842	(70,937)	120,166	18,857
Other expenses, net		(6,303)	(58,635)	(16,513)	(2,591)
Change in the fair value of warrant liability		(8,322)	—	—	—
(Provision)/reversal for SEC settlement	20	—	(1,177,074)	1,146,474	179,907
Provision for equity litigants settlement	21	—	(1,226,119)	(155,314)	(24,372)
Impairment of trust investments		—	(1,140,000)	—	—
(Loss)/income before income taxes		(3,159,120)	(6,240,791)	622,517	97,687
Income tax (expense)/benefits	17	(1,387)	637,801	63,861	10,021
Net (loss)/income		(3,160,507)	(5,602,990)	686,378	107,708
Add: Accretion to redemption value of convertible redeemable preferred shares		(552,036)	—	—	—
Add: Deemed distribution to a certain holder of Series B convertible redeemable preferred shares		(2,127)	—	—	—
Less: Net (loss)/income attributable to non-controlling interests		(2,074)	(13,885)	108	17
Net (loss)/income attributable to the Company’s ordinary shareholders		(3,712,596)	(5,589,105)	686,270	107,691

Net (loss)/income per share*:	18
Basic		(2.31)	(2.76)	0.34	0.05
Diluted		(2.31)	(2.76)	0.32	0.05

Weighted average shares outstanding used in calculating basic and diluted (loss)/income per share*:	18
Basic		1,609,200,055	2,021,919,061	2,025,366,744	2,025,366,744
Diluted		1,609,200,055	2,021,919,061	2,135,844,257	2,135,844,257

Net (loss)/income		(3,160,507)	(5,602,990)	686,378	107,708
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation difference, net of tax of nil		79,433	286,697	(4,923)	(773)
Total comprehensive (loss)/income		(3,081,074)	(5,316,293)	681,455	106,935
Add: Accretion to redemption value of convertible redeemable preferred shares		(552,036)	—	—	—
Add: Deemed distribution to a certain holder of Series B convertible redeemable preferred shares		(2,127)	—	—	—
Less: total comprehensive (loss)/income attributable to non-controlling interests		(2,074)	(13,885)	108	17
Total comprehensive (loss)/income attributable to the Company’s ordinary shareholders		(3,633,163)	(5,302,408)	681,347	106,918

* 1-to-500 share split concurrent with the completion of IPO in May 2019 was accounted for on a retrospective basis for the calculation of basic and diluted loss per share as if it was completed at the inception of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

														Total
														Company’s
											Accumulated			ordinary
										Additional	other			shareholders’	Non-	Total
		Ordinary Shares		Class A ordinary shares		Class B ordinary shares		Angel Shares		paid-in	comprehensive	Statutory	Accumulated	(deficits)/	controlling	shareholders’
	Notes	Share	Amount	Share	Amount	Share	Amount	Shares	Amount	capital	(loss)/income	reserves	deficits	equity	interests	(deficits)/equity
Balance as of December 31, 2018		750,000	—	—	—	—	—	1,428,750	1,256,188	65,000	(2,076)	—	(3,246,705)	(1,927,593)	—	(1,927,593)
Net loss				—	—	—	—	—	—	—	—	—	(3,158,433)	(3,158,433)	(2,074)	(3,160,507)
Foreign currency translation difference		—	—	—	—	—	—	—	—	—	79,433	—	—	79,433	—	79,433
Accretion to redemption value of convertible redeemable preferred shares		—	—	—	—	—	—	—	—	(94,000)	—	—	(458,036)	(552,036)	—	(552,036)
Deemed distribution to a certain holder of Series B convertible redeemable preferred shares		—	—	—	—	—	—	—	—	(2,127)	—	—	—	(2,127)	—	(2,127)
Conversion from Angel Shares to Class B ordinary shares	14	—	—	—	—	1,428,750	9	(1,428,750)	(1,256,188)	1,256,179	—	—	—	—	—	—
Conversion from Ordinary Shares and Preferred Shares to Class A and Class B ordinary shares	14	(750,000)	—	15,211	—	1,747,022	7	—	—	5,960,080	—	—	—	5,960,087	—	5,960,087
1-to-500 share split	14	—	—	7,590,289	—	1,584,710,228	—	—	—	—	—	—	—	—	—	—
Conversion from Class B ordinary shares to Class A ordinary shares	14	—	—	310,198,928	3	(310,198,928)	(3)	—	—	—	—	—	—	—	—	—
Issuance of Class A ordinary shares	14	—	—	327,129,412	5	—	—	—	—	4,508,503	—	—	—	4,508,508	—	4,508,508
Issuance of Class A ordinary shares for 2019 share option plan	16	—	—	19,753,888	—	—	—	—	—	—	—	—	—	—	—	—
Share based compensation	16	—	—	—	—	—				152,285	—	—	—	152,285	—	152,285
Appropriation to statutory reserves		—	—	—	—	—	—	—	—	—	—	421	(421)	—	—	—
Contribution from non-controlling shareholder in a subsidiary		—	—	—	—	—	—	—	—	—	—	—	—	—	84,477	84,477
Balance as of December 31, 2019		—	—	664,687,728	8	1,277,687,072	13	—	—	11,845,920	77,357	421	(6,863,595)	5,060,124	82,403	5,142,527

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

														Total
														Company’s
											Accumulated			ordinary
										Additional	other			shareholders’	Non-	Total
		Ordinary Shares		Class A ordinary shares		Class B ordinary shares		Angel Shares		paid-in	comprehensive	Statutory	Accumulated	(deficits)/	controlling	shareholders’
	Notes	Share	Amount	Share	Amount	Share	Amount	Shares	Amount	capital	(loss)/income	reserves	deficits	equity	interests	(deficits)/equity
Net loss				—	—	—	—	—	—	—	—	—	(5,589,105)	(5,589,105)	(13,885)	(5,602,990)
Foreign currency translation difference		—	—	—	—	—	—	—	—	(190)	286,697	—	—	286,507	—	286,507
Conversion from Class B ordinary shares to Class A ordinary shares	14	—	—	1,132,908,520	11	(1,132,908,520)	(11)	—	—	—	—	—	—	—	—	—
Surrender of Class A ordinary shares		—	—	(4)	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Class A ordinary shares	14	—	—	82,800,000	1	—	—	—	—	2,876,810	—	—	—	2,876,811	—	2,876,811
Appropriation to statutory reserves		—	—	—	—	—	—	—	—	—	—	182	(182)	—	—	—
Share based compensation	16	—	—	—	—	—	—	—	—	22,029	—	—	—	22,029	—	22,029
Balance as of December 31, 2020		—	—	1,880,396,244	20	144,778,552	2	—	—	14,744,569	364,054	603	(12,452,882)	2,656,366	68,518	2,724,884
Net income		—	—	—	—	—	—	—	—	—	—	—	686,270	686,270	108	686,378
Foreign currency translation difference		—	—	—	—	—	—	—	—	—	(4,923)	—	—	(4,923)	—	(4,923)
Issuance of Class A ordinary shares	14	—	—	70,061,136	1	—	—	—	—	(1)	—	—	—	—	—	—
Appropriation to statutory reserves		—	—	—	—	—	—	—	—	—	—	2,014	(2,014)	—	—	—
Share based compensation	16	—	—	—	—	—	—	—	—	302,734	—	—	—	302,734	—	302,734
Purchase of non-controlling interest in a subsidiary		—	—	—	—	—	—	—	—	(9,310)	—	—	—	(9,310)	(68,626)	(77,936)
Balance as of December 31, 2021		—	—	1,950,457,380	21	144,778,552	2	—	—	15,037,992	359,131	2,617	(11,768,626)	3,631,137	—	3,631,137
Balance as of December 31, 2021(US$)			—		3		—		—	2,359,789	56,355	411	(1,846,754)	569,804	—	569,804

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares)

	For the year ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(3,160,507)	(5,602,990)	686,378	107,708
Adjustments to reconcile net loss to net cash provided by operating activities:
Foreign exchange loss/ (gain), net	(19,953)	70,937	(120,166)	(18,857)
Loss on disposal of property and equipment	5	5,648	4,834	759
Depreciation and amortization	411,883	483,421	465,384	73,029
Amortization of operating lease right-of-use assets	—	—	672,910	105,594
Change in the fair value of warrant liability	8,322	—	—	—
Impairment of long-lived assets	209,249	71,467	21,368	3,353
Allowance for unrecoverable payments in relation to Fabricated Transactions	49,829	—	—	—
Allowance for prepayments and accounts receivable	8,585	83,230	4,467	701
Loss on disposal of other non-current assets	—	34,709	—	—
Deferred income tax	—	(638,720)	(64,221)	(10,078)
Impairment of trust investments	—	1,140,000	—	—
Interest expenses of convertible senior notes	—	107,014	35,490	5,569
Share-based compensation expenses	152,285	22,029	302,734	47,505
Amortized income for the refund from shares depositary bank	3,854	—	—	—
Provision /(reversal) for SEC settlement	—	1,177,074	(1,146,474)	(179,907)
Provision for equity litigants settlement	—	1,226,119	155,314	24,372
Donation of inventory	—	—	3,889	610

Changes in operating assets and liabilities:
Accounts receivable	(22,801)	5,420	(22,431)	(3,520)
Inventories	(235,529)	109,976	(316,673)	(49,693)
Receivables from online payment platforms	(11,581)	(9,538)	(145,834)	(22,885)
Prepaid expenses and other current assets	(382,762)	(263,242)	(101,868)	(15,983)
Other non-current assets	(35,080)	20,710	(20,548)	(3,224)
Amount due from a related party	(90)	90	—	—
Accounts payable and notes payable	367,376	(331,848)	84,005	13,182
Accrued expenses and other liabilities	476,513	(12,414)	254,094	39,873
Amounts due to related parties	(5,023)	(19,174)	—	—
Deferred revenues	18,455	(56,750)	8,038	1,261
Operating lease liabilities	—	—	(637,243)	(99,997)

Net cash (used in)/provided by operating activities	(2,166,970)	(2,376,832)	123,447	19,372

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,570,989)	(822,333)	(173,217)	(27,182)
Prepayment for land use right	(43,250)	—	—	—
Cash received from disposal of property and equipment	20,790	—	1,490	234
Purchase of two trust investments	—	(1,140,000)	—	—
Purchases of short-term investments	(1,030,000)	(455,404)	—	—
Proceeds received from maturity of short-term investments	660,000	705,404	250,000	39,230
Repayment from a related party	147,559	—	—	—
Cash paid to a related party and an individual on behalf of the related party	(306,319)	—	—	—
Cash repaid from a related party	306,319	—	—	—
Repayment of contribution from noncontrolling interest in a subsidiary	—	—	(77,936)	(12,230)

Net cash (used in)/provided by investing activities	(1,815,890)	(1,712,333)	337	52
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Series B convertible redeemable preferred shares, net of issuance costs	33,861	—	—	—
Proceeds from issuance of Series B-1 preferred shares, net of issuance cost	1,065,882	—	—	—
Proceeds from issuance of Class A ordinary shares, net of issuance cost	4,508,507	2,876,811	—	—
Proceeds from short-term borrowings	59,582	—	—	—
Proceeds from capital lease	44,434	—	—	—
Repayments for short-term borrowings	(67,582)	—	—	—
Capital lease payments	(143,060)	(7,656)	—	—
Return of deposit for capital lease	13,050	642	—	—
Proceeds from long-term borrowing	349,650	69,900	—	—
Proceeds from the issuance of convertible senior notes	—	3,098,069	—	—
Repayments for long-term borrowing	(77,117)	(642,433)	—	—
Contribution from non-controlling shareholder in a subsidiary	84,477	—	—	—
Refund from shares depositary bank	52,628	—	—	—
Cash received in relation to Fabricated Transaction	2,309,107	942,844	—	—
Cash paid in relation to Fabricated Transaction	(992,673)	(2,309,107)	—	—
Proceeds from issuance of convertible senior preferred shares	—	—	1,514,660	237,683

Net cash provided by financing activities	7,240,746	4,029,070	1,514,660	237,683

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	92,560	17,711	(22,215)	(3,486)
Net increase/(decrease) in cash and cash equivalents and restricted cash	3,350,446	(42,384)	1,616,229	253,621
Cash and cash equivalents and restricted cash at beginning of years	1,630,983	4,981,429	4,939,045	775,044

Cash and cash equivalents and restricted cash at end of years	4,981,429	4,939,045	6,555,274	1,028,665
Supplemental disclosures of cash flow information:
Interests received	77,045	132,439	103,863	16,298
Interests paid, net of capitalization	(33,040)	(15,171)	—	—

Supplemental disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other liabilities	5,131	—	46,659	7,322
Obtaining right-of-use assets in exchange for lease liabilities	—	—	947,853	148,739

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

(a)As of the issuance of this financial statements, the details of the Company’s principal subsidiaries and VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities

Subsidiaries:
Luckin Coffee Investment Inc. (“Luckin BVI”)	June 16, 2017	British Virgin Islands	100%	Investment holding
Luckin Coffee (Hong Kong) Limited (“Luckin HK”)	June 19, 2017	Hong Kong	100%	Investment holding
Luckin Coffee Roasting (Hong Kong) Limited (“Luckin Roasting”)	April 12, 2019	Hong Kong	100%	Investment holding
Luckin Coffee Roastery (Hong Kong) Limited (“Luckin Roastery”)	April 30, 2019	Hong Kong	100%	Investment holding
Beijing Luckin Coffee Co., Ltd. (“Beijing WFOE”) (1) / (2)	October 31, 2017	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items and technical and consultation services
Luckin Investment (Tianjin) Co., Ltd. (“Luckin TJ”) (1) / (5)	December 7, 2017	PRC	100%	Investment holding
Luckin Coffee (China) Co., Ltd. (“Luckin China”) (1) / (2) / (4)	March 28, 2018	PRC	100%	Headquarter
Luckin Coffee Roasting (Xiamen) Co., Ltd. (1)	January 22, 2019	PRC	100%	Investment holding
Luckin Coffee Roasting (Pingnan) Co., Ltd. (1)	April 28, 2019	PRC	100%	Manufacture of materials for products

Variable Interest Entity:
Beijing Luckin Coffee Technology Ltd. (“VIE”) (3)	June 14, 2017	PRC	100%	License holder
(1)	Including their subsidiaries, collectively as the “PRC subsidiaries”.
(2)	On July 27, 2018, Beijing WFOE transferred all its 100% equity interest in its subsidiaries to Luckin China.
(3)	Ms. Jenny Zhiya Qian and Mr. Min Chen are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively. Ms. Qian and Mr. Chen were both terminated from the Group as a result of the internal investigation and have since ceased to be involved in the management of the Group. The Group is in the process of replacing the nominal shareholders and otherwise optimizing its VIE structure.
(4)	As of the issuance of this financial statements, Luckin China had 87 direct and indirect wholly-owned subsidiaries.
(5)	As of the issuance of this financial statements, Luckin TJ had one direct wholly-owned subsidiary.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.    ORGANIZATION (CONTINUED)

(b)PRC laws and regulations prohibit foreign ownership in certain telecommunication related businesses. To comply with these foreign ownership restrictions, we rely on contractual arrangements with our VIE rather than equity ownership in it to use, or otherwise benefit from, certain foreign restricted licenses and permits that we may need in the future, such as the internet content provider license, or the ICP license held by our VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual agreements (the “VIE Agreements”). The equity interest of the VIE is legally held by PRC individuals (the “Nominee Shareholders”). Through the VIE Agreements, the Nominee Shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the Company, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) 810-10 (“ASC 810-10”), Consolidation: Overall.

For the years ended December 31, 2019, 2020 and 2021, the VIE did not generate any revenue and the Group did not provide any loan to VIE. As of December 31, 2020 and 2021, total assets of the VIE excluding amounts due from other intra-group entities were RMB59,486 and RMB6,293 (US$988), respectively.

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.    ORGANIZATION (CONTINUED)

Business Cooperation Agreement (continued)

Uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, Beijing WFOE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include but not limited to, confiscating the income of the primary beneficiary, and the VIE, revoking the business licenses or operating licenses of the primary beneficiary, and VIE, shutting down the Group’s servers, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring or enforcing actions that could be harmful to the Group’s business. Any of these actions could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, cause the primary beneficiary to lose the rights to direct the activities of the VIE or the right to receive their economic benefits and the ability to consolidate the financial results of the VIE. VIE was established to hold certain foreign restricted licenses and permits which we might need in the future, such as the ICP license, the financial results of the VIE have not been material to the Group and are not expected to be material in the future.

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

(c)     Non-controlling interests

For the Group’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Group. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive (loss)/income to distinguish the interests from that of the Group. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)    Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to, estimates for provision of accounts receivable and other current assets, inventories and short-term investments, useful lives and impairment of long-lived assets, accounting for deferred income taxes and uncertain tax benefits, fair value of share-based payments, valuation allowance for deferred tax assets, provision of contingent liabilities, and valuations for the warrant liability, convertible senior preferred shares and convertible senior notes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(e)    Foreign currency

The functional currency of the Company, Luckin BVI, Luckin HK, Luckin Roasting and Luckin Roastery is the United States dollar (“US$”) and its reporting currency is the Renminbi (the “RMB”). The functional currency of the Company’s PRC subsidiaries and the VIE is the RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

The financial statements of the Company, Luckin BVI, Luckin HK, Luckin Roasting and Luckin Roastery are translated from the functional currency to the reporting currency, the RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive (loss)/income.

The Group uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Equity accounts other than earnings generated in current year are translated into RMB at the appropriate historical rates. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

(f)    Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.3726 on December 31, 2021, the last business day in fiscal year 2021, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

(g)    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal or use, and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

(h)    Restricted cash

Restricted cash is reported separately on the face of the Consolidated Balance Sheets. The Group adopted Accounting Standard Update (ASU) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash from the fiscal year of 2019. As a result, restricted cash is included in the total cash and cash equivalents, and restricted cash in the Consolidated Statements of Cash Flows. The Group’s restricted cash mainly represents security deposits held in bank accounts for bank guarantee letters. Restricted cash is classified as current and non-current based on the duration of the restriction.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)    Short-term investments

All highly liquid investments with original maturities of greater than three months but less than twelve months are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Group accounts for short-term investments in accordance with ASC 320, Investments — Debt and Equity Securities. Interest income is included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The Group does not intend to sell the investments and it is not more likely than not that the Group will be required to sell the investments before maturity.

(j)    Accounts receivable

Accounts receivable represents the amounts that the Group has an unconditional right to consideration.

Since as of December 31, 2021 the Company no longer qualifies as an EGC, it adopted ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, by using the modified retrospective method, effective as of January 1, 2021, and reflected the impact in its financial statements for the year ended December 31, 2021. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group uses industry trend, the age of the amounts, the payment history, creditworthiness and financial conditions of the customers as credit quality indicators to monitor the Group’s receivables within the scope of expected credit losses model and use these as a basis to develop the Group’s expected loss estimates. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. Please refer to Note 2(dd) for adoption of expected credit losses model. Bad debt allowance was nil and RMB765 (US$120) as of December 31, 2020 and 2021, respectively.

(k)    Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory are determined using the moving weighted average method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to obsolete and slow-moving inventories, which is dependent upon factors such as historical and forecasted consumer demand, and application of the specific identification method. For the years ended December 31, 2019, 2020 and 2021, the Group wrote off inventory of RMB2,158, RMB26,277 and RMB5,573 (US$876) respectively. Write downs are recorded in cost of revenues in the Consolidated Statements of Operations and Comprehensive (Loss)/Income.

(l)    Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Store operating equipment	5 years
Office equipment and others	3-5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Mechanical equipment	10 years
Office buildings	40-50 years

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)    Property and equipment (continued)

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive (loss)/income.

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

For the years ended December 31, 2019, 2020 and 2021, the Group recognized impairment of long-lived assets other than goodwill of RMB209,249, RMB71,467 and RMB21,368 (US$3,353) respectively, which consisted of:

1) RMB151,916, nil and nil for the asset group related to underperforming or planned closed self-operating stores for the years ended December 31, 2019, 2020 and 2021, respectively;

2) RMB52,058, RMB2,120 and nil for the asset group related to Luckin Coffee EXPRESS, which is an unmanned machine that prepares a selection of freshly brewed drinks for the years ended December 31, 2019, 2020 and 2021, respectively;

3) nil, RMB46,696 and nil for the asset group related to Luckin Pop Mini for the years ended December 31, 2019, 2020 and 2021, respectively;

4) nil, RMB12,817 and nil for the Linefriends food licensing for the years ended December 31, 2019, 2020 and 2021, respectively;

5) RMB5,275, nil and nil related to the cancellation of the constructing coffee bean roasting factories and return of the land use right to local government in Tongan city, Fujian province and Tianjin for the years ended December 31, 2019, 2020 and 2021, respectively; and

6) nil, RMB9,834 and RMB21,368 (US$3,353) for the asset group related to store operating equipment and others for the years ended December 31, 2019, 2020 and 2021, respectively.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)    Fair value of financial instruments

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

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

The Group’s financial instruments include cash and cash equivalents, short-term investments, accounts payable, receivables from online payment platforms, accounts receivable, deposits, other receivables and payables, convertible senior notes. The carrying values of these financial instruments approximate their fair values due to their short-term maturities. The carrying amount of the long-term borrowing approximates its fair values since it bears an interest rate which approximates market interest rate.

(o)    Revenue recognition

The Group adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2019, using the modified retrospective transition approach.

A description of the principal revenue generating activities of Group is as follows:

Revenues from product sales

The Group offers freshly brewed drinks and other products (including pre-made food, beverage and merchandise items) mainly through its physical self-operated stores, Luckin EXPRESS and online e-commerce platforms. Customers place orders for products mainly through the Group’s self-developed APP, Weixin mini-program and other third-party platforms with different options to pay through third-party payment channels. The Group recognizes revenues at point in time when the Group satisfies its performance obligation upon customers’ in-store pickup or the delivery of promised products to customers. Delivery service is provided if it is a delivery order. Delivery service is determined as an activity to fulfill the Group’s promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. Revenues represent the amount of consideration that the Group is entitled to, including products settlement price and delivery fees charged to customers, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. There is no significant financing component or variable consideration in the transaction price. The Group reasonably estimates the possibility of return based on the historical experience, and there were no material returns historically.

The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount. The Group is a principal for the substantial majority of product sales as the Group produces or obtains control of the specified goods before they are transferred to the customers, except for a portion of revenue from products sold on the Group’s own e-commerce platform, for which the Group’s obligation is to facilitate third-party merchants in fulfilling their performance obligation for the goods displayed on the Group’s own e-commerce platform acting as an agent. Total revenue from product sales as a principal were RMB3,009,590, RMB3,716,791 and RMB6,659,218 (US$1,044,977) for the years ended December 31, 2019, 2020 and 2021, respectively, including revenue from product sales as an agent of nil, RMB3,671 and RMB2,009 (US$315) for the years ended December 31, 2019, 2020 and 2021, respectively.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)    Revenue recognition (continued)

Revenues from partnership stores

The Group cooperates with selective retail partners to operate the partnership stores. Under retail partnership model, the Group sells materials such as coffee beans, milk, food and related products to retail partners and shares simplified and standardized operation experience and provides use right of brand name and sales and supply chain management in exchange for a profit-sharing on retail sales. Retail partners are responsible for pre-opening capital investments and operating costs.

Revenues from partnership stores mainly consist of sales of materials and equipment to the partnership stores, profit-sharing revenue from the partnership stores for using the Luckin Coffee or Luckin Tea brand as well as integrated store operation solution, and other services including delivery services and pre-opening services.

For material sales, the Group’s performance obligation is to transfer required materials at fixed unit price to retail partners. The Group provides allowance for materials sales as consideration payable to retail partners when the products sold in partnership stores to customers at lower price than the cost of materials with certain markup to comply with the Group’s promotion strategy. Allowance for partnership stores is accounted for as a reduction of the transaction price, which is usually determined upon the completion of each order. Therefore, sales of materials are generally recognized on the partnership stores’ acceptance of materials, the settlement price is then deducted by the allowance provided to partnership stores that is determined upon the products are sold in partnership stores, if any. Revenue from material sales to partnership stores were RMB12,586, RMB227,183 and RMB834,677 (US$130,979) for the years ended December 31, 2019, 2020 and 2021, respectively.

For equipment sales, the Group’s performance obligation is to transfer equipment to retail partners at a fixed consideration with one-year warrant, which is not a distinct performance obligation as it is intended to provide an assurance that the equipment complies with agreed-upon functionality described in the contract. Revenue from sales of equipment is recognized at point in time when equipment is installed and tested to be ready to use. The Group accrues warrant as guarantee obligation according to ASC Topic 460, Guarantees. Revenue from equipment sales to partnership stores were nil, RMB43,325 and RMB178,847 (US$28,065) for the years ended December 31, 2019, 2020 and 2021, respectively, and warrant liability was immaterial.

For profit-sharing, the Group provides the integrated store operation solution, which includes the right to use brand name of Luckin Coffee or Luckin Tea, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, etc., in exchange for the profit-sharing based on the gross profit of retail sales. The Group recognizes the profit-sharing revenue from partnership stores at a variable consideration that is based upon partnership stores’ monthly gross profits which are determined at the end of each month. The Group offers a price concession to its retail partners to free the new stores’ profit-sharing for a period of time ranging from the first one month to three months, which is subject to the Group’s adjustment. Especially, between January to June 2020, during the outbreak of COVID-19, the Group waived substantially all the profit-sharing from partnership stores. Price concession for profit-sharing is accounted for as a reduction of the transaction price and deducts our revenue directly. Revenue from partnership stores’ profit-sharing were RMB216, RMB12,796 and RMB144,831 (US$22,727) for the years ended December 31, 2019, 2020 and 2021, respectively.

The Group also provides other services including pre-opening services such as design of store decoration and provision of decoration materials and delivery service, which have distinct value to partnership stores and are recognized upon completion of the related performance obligations. Other revenues from partnership stores were RMB2,542, RMB33,323 and RMB147,750 (US$23,185) for the years ended December 31, 2019, 2020 and 2021, respectively.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)    Revenue recognition (continued)

Contract balance

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group presents any unconditional rights to consideration separately as a receivable. The Group does not have material contract asset. The balance of accounts receivable, net of nil and RMB765 (US$120) allowance for doubtful accounts, were RMB17,381 and RMB38,605 (US$6,058) as of December 31, 2020 and 2021, respectively.

Customers that purchase prepaid coupons are issued additional coupons of the same par value for free at the time of purchase. All prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use with a three-year validity period. Cash received from the sales of prepaid coupons are recognized as deferred revenues which are contract liabilities under ASC 606 and recognized as revenue upon the expiry of prepaid coupons. Purchase consideration is allocated to each prepaid coupon, including the coupons issued for free. The allocated considerations are recognized as revenues when the customers consume the prepaid coupons for payments of their purchase. As of December 31, 2020 and 2021, the balance of deferred revenues was RMB88,174 and RMB96,212 (US$15,098), respectively.

(p)    Costs of materials, store rental and other operating costs

Costs of materials consisted primarily of cost for coffee beans and coffee condiments, pre-made food and beverage items, packaging, supplies and warehouse. Store rental and other operating costs consisted primarily of rental expense of stores, staff costs, and utilities, etc.

(q)    Delivery expenses

Delivery expenses are the delivery service fee for delivery orders. The Group incurred delivery expenses of RMB438,914, RMB414,808 and RMB819,549 (US$128,605) for the years ended December 31, 2019, 2020 and 2021, respectively. Delivery expenses are separated out of sales and marketing expenses from the fiscal year 2021 to optimize the disclosure and better reflect the nature of expenses. This reclassification is retrospectively applied.

(r)    Sales and marketing expenses

Sales and marketing expenses consisted primarily of advertising expenditure, costs of free vouchers promotion activity, and commission fees for third-party delivery platforms.

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses, which amounted to RMB586,774, RMB354,469 and RMB243,671 (US$38,237) for the years ended December 31, 2019, 2020 and 2021, respectively.

For promotion, the Group issued free vouchers for complimentary freshly brewed drinks or pre-made food and beverage items for first time user registrations and referrals, without any future purchase requirements. This promotion activity ceased in May 2020. The Group recognizes the related costs in sales and marketing expenses of RMB206,723, RMB64,956 for the years ended December 31, 2019 and 2020, respectively, and reversed accrued related costs for expired free vouchers of RMB18,498 (US$2,903) for the year ended December 31, 2021.

Commission fees for third-party delivery platforms are expensed when incurred, which amounted to RMB4,613, RMB9,719 and RMB60,017 (US$9,418) for the years ended December 31, 2019, 2020 and 2021, respectively.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)    General and administrative expenses

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, research and development expenses, share-based compensation, professional fees and daily office expenses and rental fees for general corporate functions.

Research and development expenses are included in general and administrative expenses, which are mainly payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and data analysis to support the Group’s business operations. The Group charged RMB219,048, RMB265,537 and RMB251,688 (US$39,494) of research and development costs to expense for the years ended December 31, 2019, 2020 and 2021, respectively.

(t)    Store preopening and other expenses

Store preopening expenses mainly include store rental costs during the start-up of new stores. Other expenses include lease exit costs, such as the write offs of prepaid store rental costs, deposits and leasehold improvements. Costs incurred in connection with the start-up and closure of stores are expensed as incurred.

(u)    Leases

The Group enters into lease agreements to have leasing for self-operated stores, office spaces, and other corporate assets that the Group utilizes.

Before January 1, 2021, the Group adopted ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease. The Group did not enter into any leases whereby it is the lessor for any of the periods presented.

The Group adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”), from January 1, 2021 since the Group ceased to act as an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”) in 2021, using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group did not enter into finance leases for any of the periods presented.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)    Leases (continued)

Operating lease ROU assets

The right-of-use assets are initially measured at cost, which comprise the initial amounts of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the discount rate for the leases. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. Lease payments included in the measurement of the lease liabilities comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities are measured at amortized cost using the effective interest rate method. They are re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

(v)    Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounts for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive (loss)/income as income tax expenses. No interest and penalties related to unrecognized tax benefit were recorded for the years ended December 31, 2019, 2020 and 2021.

(w)    Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB197,327, RMB139,621 and RMB247,315 (US$38,809) for the years ended December 31, 2019, 2020 and 2021, respectively.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)    Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the (decrease)/increase in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive (loss)/income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive (loss)/income included net (loss)/income and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive (loss)/income.

(y)    Segment reporting

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

(z)    Net (loss)/income per share

In accordance with ASC 260, Earnings per Share, basic (loss)/income per share is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net (loss)/income per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested RSUs, ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method and convertible senior preferred shares. The effect mentioned above is not included in the calculation of the diluted (loss)/income per share when inclusion of such effect would be anti-dilutive.

(aa)    Share-based compensation

The Group applies ASC 718, Compensation-Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. The Group recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized using the accelerated method if it is probable that the performance condition will be achieved. The Group accounts for forfeitures as they occur.

(bb)    Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

(cc)    Emerging Growth Company Status

The Company was an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). In accordance with the JOBS Act, the Company previously elected to delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company met certain thresholds for qualification as an “accelerated filer” in the year ended December 31, 2021 as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. Therefore, the Company no longer has EGC status as of December 31, 2021.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(dd)    Recently Adopted Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Additionally, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326 in April 2019 and ASU 2019-05, Financial Instruments — Credit Losses (Topic 326) — Targeted Transition Relief in May 2019. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. In November 2019, the FASB issued ASU No. 2019-10, which defers the effective date of ASU No. 2016-13 for smaller reporting companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Since as of December 31, 2021 the Company no longer qualifies as an EGC, it no longer qualifies for the deferral of the effective date available for EGCs. As such the Company adopted the standard by using the modified retrospective method, effective as of January 1, 2021, and reflected the impact in its financial statements for the year ended December 31, 2021. The impact of the adoption on the consolidated balance sheets, statements of operations, and statements of cash flows was immaterial.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations related to their leasing arrangements. This comprehensive new standard amends and supersedes existing lease accounting guidance and is intended to increase transparency and comparability among organizations by recognizing right-of-use (“ROU”) lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. Lease expense continues to be recognized in a manner similar to legacy U.S. GAAP. The Company adopted the new lease standard effective as of January 1, 2021, using the optional transition method to the modified retrospective approach. Under this transition provision, results for reporting periods beginning on January 1, 2021 are presented under Topic 842, while prior period amounts continue to be reported and disclosed in accordance with the Company’s historical accounting treatment under Topic 840, and as a result, the consolidated balance sheet as of December 31, 2021 is not comparable with that of December 31, 2020 (see Note-2(u) and 19).

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) for the fiscal year beginning January 1, 2021, that eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The guidance in ASU No. 2020-06 is required for annual reporting periods, including interim periods within those annual periods, beginning after December 15, 2021, for public business entities. Early adoption is permitted, but no earlier than annual reporting periods beginning after December 15, 2020, including interim periods within those annual reporting periods. The Company early adopted this guidance for the fiscal year beginning January 1, 2021, and did so on a modified retrospective basis, without requiring any adjustments (see Note-13).

(ff)    Recent accounting pronouncements

The Company did not identify other recent accounting pronouncements that could potentially have a material impact to the Company’s consolidated results of operations or financial position.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    PRINCIPAL RISKS

(a)   Credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and receivables from online payment platforms. As of December 31, 2019,2020 and 2021, the aggregate amounts of cash and cash equivalents and short-term investments of RMB5,358,181, RMB4,902,826 and RMB3,402,915 (US$533,991), respectively, were held at major financial institutions located in the PRC and US$1,098, US$23,478 and US$482,491 (RMB3,074,721), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007 which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

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

(b)   Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive industry and believes that changes in the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows:

(i)	Supplier risk — The Group’s operations rely on some suppliers for its major raw materials including coffee beans, dairy, sugar and syrup, pre-made products and coffee machine equipment. There can be no assurance that the Group will be able to secure the raw materials, pre-made products and coffee machine equipment supply from these suppliers. Any termination or suspension of the supply arrangements, any change in cooperation terms, or the deterioration of cooperation relationships with these suppliers may materially and adversely affect the Group’s results of operations.

Suppliers accounting for 10% or more of total cost of purchased materials were:

	For the year ended December 31,
Supplier	2019	2020	2021
	RMB	RMB	RMB	US$
A	265,014	196,886	*	*
B	*	*	*	*
C	*	*	*	*
D	*	194,838	*	*

*     Accounts for less than 10% during the period.

(ii)  Customer risk – The success of the Group’s business going forward will rely in part on the Group’s ability to continue to obtain and expand business from existing customers while also attracting new customers. No customer accounted for 10% or more of the Group’s revenues for the years ended December 31, 2019, 2020 and 2021.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    PRINCIPAL RISKS (CONTINUED)

(b)   Business, customer, political, social and economic risks (continued)

(iii)  Economic risk – The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(c)   Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation/ (depreciation) of the US$ against RMB was approximately 1.3%, (6.3)% and (2.3)% for the years ended December 31, 2019, 2020 and 2021, respectively. The functional currency and the reporting currency of the Company, Luckin BVI and Luckin HK, Luckin Roasting and Luckin Roastery are the US$ and the RMB, respectively. The functional currency of the PRC subsidiaries and the VIE is the RMB. All of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents are denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Group’s cash flows, revenues, earnings and financial position in U.S. dollars.

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

	As of December 31,
	2020	2021
	RMB	RMB	US$

Wealth management products	250,000	—	—
Xiamen Trust	590,000	590,000	92,584
Yunnan Trust	550,000	542,170	85,078
Short-term investment, gross	1,390,000	1,132,170	177,662
Less: allowance for uncollectable trust investments	(1,140,000)	(1,132,170)	(177,662)
Short-term investment, net	250,000	—	—

For the years ended December 31, 2019, 2020 and 2021, the Group recognized interest income from its short-term investments of RMB22,318, RMB66,923 and RMB13,331 (US$2,092), respectively, in the consolidated statements of comprehensive (loss)/income.

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

Background of Xiamen Trust

●Xiamen Trust was established on March 12, 2020 with a term of 12 months from the establishment date and a total trust fund of RMB600,000, which includes RMB590,000 from Luckin China and RMB10,000 from another trustor/beneficiary, Meifu Jiaye (Xiamen) Automobile Service Co., Ltd. (“Meifu Jiaye”). Xiamen International Trust Co., Ltd. (“Xiamen Trustee”) is the trustee of Xiamen Trust.
●The trust instruments provide that all of the trust fund shall be used to purchase receivables from Xiamen Yishi Finance Lease Co., Ltd. (“Yishi”, which subsequently changed its name to Yishi (Xiamen) Supply Chain Management Co., Ltd.) relating to property (auto assembly line and equipment) leased to Borgward (the “Leased Property”). Borgward is controlled by UCAR Inc., an entity controlled by Mr. Charles Zhengyao Lu and persons acting in concert with him at the time of the creation of Xiamen Trust.
●In accordance with the receivables purchase agreement between Xiamen Trustee (on behalf of Xiamen Trust) and Yishi, Borgward is obligated to pay Xiamen Trust lease interest on a monthly basis. The actual annual rate of return for the trustors/beneficiaries is 6.1% (with trust management fee and other expenses deducted from the contractual annual rate of return of 7.2%). All outstanding interest payments before the termination of Xiamen Trust were received pursuant to the contractual agreement.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.    SHORT-TERM INVESTMENTS, NET (CONTINUED)

Background of Yunnan Trust

●Yunnan Trust was established on March 17, 2020 with a term of 24 months from the establishment date and a total trust fund of RMB600,000,which includes RMB550,000 from Luckin China and RMB50,000 from another trustor/beneficiary, Meifu Jiaye. Yunnan International Trust Co., Ltd. (“Yunnan Trustee”) is the trustee of Yunnan Trust.
●The trust instruments provide that all of the trust fund shall be used to purchase equity interests in Yousheng Chengyi (Tianjin) Information Technology Co., Ltd. (“Yousheng Information”).
●Under the equity investment and buyback agreement between Yunnan Trustee (on behalf of Yunnan Trust) and Yousheng (Tianjin) Technology Development Co., Ltd. (“Yousheng Development”), Yunnan Trust acquired 46.15% equity interests in Yousheng Information. Additionally, Yousheng Development, the other shareholder of Yousheng Information holding 53.85% of its equity interests, is obligated to buy back the equity interest of Yousheng Information held by Yunnan Trust at the end of the trust term of 24 months. Public record searches show that Yousheng Development has a registered capital of RMB5,000.
●Yousheng Information has also pledged to Yunnan Trustee 40.36 million shares of UCAR Inc. as guarantee. UCAR Inc.’s shares were listed on China’s National Equities Exchange and Quotations Co., Ltd. (“NEEQ”) when the trust was created and were subsequently delisted by the NEEQ on March 19, 2021. The stock price of UCAR Inc. dropped to RMB0.99 when it was suspended from trading on August 31, 2020.
●The equity investment and buyback agreement provide that Yousheng Development shall pay Yunnan Trust the premium of the principal on a quarterly basis. The actual annual rate of return for the trustors/beneficiaries is 6.5% (with trust management fee and other expenses deducted from the contractual annual rate of return of 7.1%). Previously, interest payments, including the payment due on March 20, 2021, were timely received. However, Yousheng Development had failed to make the most recent interest payment due on June 20, 2021, even after repeated demands from Yunnan Trustee on instructions from Luckin China. A default on interest payment is an event for which Yunnan Trust could be terminated early.

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.    SHORT-TERM INVESTMENTS, NET (CONTINUED)

Actions Taken or to be Taken by the Group’s Management (continued)

For Xiamen Trust

●Pursuant to the trust instruments, early redemption is allowed starting six months from the date of creation of the trust. As authorized by the Board, the Group’s management issued the formal early redemption notice to Xiamen Trustee on November 4, 2020, demanding Xiamen Trustee to request Borgward to promptly pay back the principal and corresponding interests. Xiamen Trustee has since confirmed with Borgward that Borgward cannot make the payment as requested on time, and made an in-kind distribution of the trust asset to Luckin China on February 25, 2021 as demanded by Luckin China. On March 26, 2021, Luckin China obtained ownership of the Leased Property from Yishi and subsequently issued a formal letter to Borgward to announce ownership and demand to inspect the status of the Leased Property.
●Luckin China and its PRC counsel sent demand letters to Borgward to demand payments and made multiple attempts to negotiate with Borgward to secure prompt payments. The parties failed to reach a viable settlement. Hence, Luckin China filed a lawsuit against Borgward, which was accepted by the Xiamen Intermediate People’s Court (“Xiamen Court”) on March 26, 2021. In addition, Luckin China successfully obtained an asset preservation order by the Xiamen Court on April 6, 2021. The Xiamen Court had issued a formal notice (the “Notice”) to state that it completed a search of Borgward’s bank accounts and froze two bank accounts with a total of only RMB1.68 and attached by multiple court freezing orders. The Xiamen Court has held a hearing on October 26, 2021 and attempted to mediate the dispute without success.
●On March 11, 2022, Luckin China, via its PRC counsel, received a judgment rendered by the Xiamen Court. The Xiamen Court held in favor of Luckin China, finding that Borgward is liable to pay Luckin China: (i) the lease principal of RMB590,000; and (ii) the lease interest, penalty and occupancy fee. In addition, the Xiamen Court also ruled that Borgward shall bear the litigation fee in the amount of RMB3,399 while Luckin China shall bear RMB174, which will result a refund of RMB3,399 litigation fee to Luckin China after the judgment becomes effective and final. The PRC counsel confirmed with Xiamen Court that Borgward did not appeal within the statutory period and the judgment had become final and effective.
●Pursuant to the judgement rendered by the Xiamen Court, Borgward is ordered to fullfil all of its payment obligation to Luckin China within 10 days since the effective date of the judgment. Borgward had failed to make any payment within the period prescribed by the court. Therefore, Luckin China will work diligently with its PRC counsel to enforce the judgement with the court and collect the monetary awards by the court.
●It was reported that, on April 8, 2022, Borgward held a temporary shareholder meeting and resolved to file for bankruptcy with court in Beijing. The Gorup estimates that it will not be able to collect all or part of the monetary awards because Borgward’s willingness and ability to make repayment to the Group is in substantial doubt, due to the reported bankruptcy of Borgward and the numerous lawsuits against Borgward (see below “Collectability Assessment”).

For Yunnan Trust

●The right of early redemption is not provided for in the trust instruments. Therefore, Luckin China was not able to unilaterally terminate the trust by exercising such right. Under the trust instruments and at the request from Luckin China, Yunnan Trustee exercised its discretionary right to terminate Yunnan Trust upon certain circumstances provided in the agreement between the trustors/beneficiaries and Yunnan Trustee.
●The existing guarantee by Yousheng Information included the shares of UCAR Inc, which have been delisted from NEED. As a result, Luckin China has been communicating with Yunnan Trustee to request certain actions, including (i) requesting Yousheng Information to add or provide a new guarantee and (ii) requesting Yousheng Development to repurchase the equity interest of Yousheng Information purchased by Yunnan Trust.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.    SHORT-TERM INVESTMENTS, NET (CONTINUED)

Actions Taken or to be Taken by the Group’s Management (continued)

For Yunnan Trust (continued)

●As advised by its PRC counsel, in light of UCAR Inc.’s delisting and Yousheng Development’s recent failure to make the interest payment due as of June 20, 2021, Luckin China sent two formal letters on June 28, 2021 and July 23, 2021, respectively, to Yunnan Trustee to demand that, among other things, Yunnan Trustee (i) requests Yousheng Information to add or provide a new guarantee considering the significant decrease in value of the existing guarantee; (ii) requests Yousheng Development to repurchase the equity interest of Yousheng Information purchased by Yunnan Trust and take any other legal actions that are necessary; and (iii) files a lawsuit against Yousheng Development for breach of contract.
●Since the default of interest payment, Luckin China has continuously communicated with Yunnan Trustee regarding arrangement of early termination, in-kind distribution of trust asset, filing a lawsuit against the Yousheng Development and other post-termination matters. Upon Yunnan Trustee’s refusal to bring the lawsuit for the trustor/beneficiary’s benefit, and its decision to early terminate the trust, Luckin China and Meifu Jiaye, the other trustor/beneficiary of the trust, have agreed with Yunnan Trustee on in-kind distribution of trust asset, so Luckin China may sue Yousheng Development and other obligators in its own name. On December 16, 2021, Luckin China filed the lawsuit against Yousheng Development, Yousheng Information, and UCAR Inc. The case was docketed by the Kunming Intermediate People's Court in Yunnan, and the first court hearing has been scheduled on April 27, 2022 by the court.

Collectability assessment

For Xiamen Trust

a)	As of the date of this report, the Group has not yet obtained the Leased Property. Nor has the Group been able to inspect and confirm the status of the Leased Property;
b)	The mortgage and other titles of the Leased Property are not registered in the name of the Group. Borgward does not respond to the Group’s requests in a meaningful way. Therefore, the Group’s ownership of the Leased Property is not secured and the value of the Leased Property is uncertain;
c)	Except for other creditors’ entitlements attached to Borgward’s assets, according to the Notice, the only realizable assets of Borgward for the Group is cash in bank amounted to RMB1.68 (which is already attached by multiple court freezing orders);
d)	On March 11, 2022, Luckin China, via its PRC Counsel, received a judgment rendered by the Xiamen Court. The Xiamen Court held in favor of Luckin China, finding that Borgward is liable to pay Luckin China.Although the favorable judgment has become final and effective since Borgward did not appeal, it was reported that, on April 8, 2022, Borgward held a temporary shareholder meeting and resolved to file for bankruptcy with court in Beijing. The Group estimates that Borgward’s willingness and ability to make repayment to the Group is in substantial doubt, due to the reported bankruptcy of Borgward and the numerous lawsuits against Borgward.

For Yunnan Trust

a)	As of the date of this report, a default of interest payment has occurred. The Group has not been able to engage either Yousheng Information or Yousheng Development in a meaningful way and cannot ascertain whether Yousheng Information is capable of making the interest payments;
b)	Yousheng Development’s registered capital is only RMB5,000 with no sign of real business activities, while the total trust investment is RMB600,000, far beyond the registered capital of Yousheng Development and the market value of the pledged assets. Yunnan Trust is exposed with relatively high investment risks given the uncertainty around Yousheng Development’s ability to repurchase the equity interest of Yousheng Information purchased by the Yunnan Trust;
c)	The current pledged UCAR Inc.’s shares are illiquid due to UCAR Inc.’s delisting from NEEQ. The stock price on the date of delisting was below RMB1.00 per share. While the pledged shares still have certain value, the Group could neither assess the risk of going concern of UCAR Inc. nor value the shares of UCAR Inc. due to limited access to information. Therefore, the value of the pledged shares is uncertain.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.    SHORT-TERM INVESTMENTS, NET (CONTINUED)

Collectability assessment (continued)

For Yunnan Trust (continued)

d)	Although the Group filed a lawsuit against Yousheng Development, Yousheng Information and UCAR Inc., there is substantial doubt that the Group can collect all or part of the damages if awarded by the court, due to lack of willingness and ability for the defendants to make payments.

There is no assurance that the Group will be able to recover the funds invested in Xiamen Trust and Yunnan Trust in whole or in part. Further, according to the actions taken by the management and external counsel, there is evidence to suggest that the Group is likely unable to collect the underlying assets of the two trusts. The Group had provided full impairment on the two trust investments on a prudent basis since the year ended December 31, 2020.

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

5.    ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2020	2021
	RMB	RMB	US$

Receivables due from partners	2,364	8,688	1,363
Receivables due from corporate customers	15,017	30,682	4,815
Accounts receivable	17,381	39,370	6,178
Allowance for doubtful accounts	—	(765)	(120)
Accounts receivable, net	17,381	38,605	6,058

6.    INVENTORIES

	As of December 31,
	2020	2021
	RMB	RMB	US$

Raw materials	121,600	378,520	59,398
Packaging and other supplies	132,593	191,188	30,002
Pre-made food and beverage items	21,375	23,632	3,708
	275,568	593,340	93,108

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.    PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2020	2021
	RMB	RMB	US$
Deductible input VAT	606,520	636,923	99,947
Prepaid rental and deposits	241,718	234,885	36,859
Prepayments for materials and advertising fees	19,677	79,332	12,449
Interest receivables	5,975	4,360	684
Others	61,607	88,507	13,889

	935,497	1,044,007	163,828

8.    PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Store operating equipment	1,287,211	1,260,623	197,819
Leasehold improvements	1,048,351	873,449	137,063
Office equipment and others	97,322	105,721	16,590
Office buildings	675,488	798,657	125,327
Mechanical equipment	—	77,072	12,094
Construction in progress	192,032	15,054	2,363
	3,300,404	3,130,576	491,256
Less: accumulated depreciation	(1,001,459)	(1,244,914)	(195,354)
Less: impairment	(228,487)	(80,561)	(12,642)

	2,070,458	1,805,101	283,260

Depreciation expense was RMB411,713, RMB483,279 and RMB465,237 (US$73,006) for the years ended December 31, 2019, 2020 and 2021, respectively.

The Group entered into a project cooperation agreement and a strategic cooperation agreement with Xiamen municipal government and UCAR Inc. (collectively as the “Tri-Party Agreement”), pursuant to which the Group acquired the new headquarters building under favorable pricing terms that came with commitments, including meeting certain requirements around tax contribution, operating performance and capital investments. As of the date of this annual report, the Group is in the process of obtaining the real property ownership certificate for its headquarters, and is currently in discussions with the Xiamen municipal government to agree on a solution, including to enter into a new cooperation agreement.

Impairment for property and equipment was RMB228,487 and RMB80,561 (US$12,642) as of December 31, 2020 and 2021, respectively. It consisted of:

(1)

RMB54,179 and RMB53,957 (US$8,467) for the asset group related to Luckin Coffee EXPRESS in connection with the first generation Luckin Coffee EXPRESS machines purchased in 2019 for trial operation and launching in early 2020 as of December 31, 2020 and 2021, respectively. (See Note 2(m));

(2)	RMB117,778 and nil for the asset group related to the underperforming or planned closed self-operating stores as of December 31, 2020 and 2021, respectively (See Note 2(m));
(3)	RMB46,696 and RMB61 (US$10) for the asset group related to Luckin POP as of December 31, 2020 and 2021, respectively (See Note 2(m)); and
(4)	RMB9,834 and RMB26,543 (US$4,165) for the asset group related to store operating equipment and others as of December 31, 2020 and 2021, respectively (See Note 2(m)).

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.    PROPERTY AND EQUIPMENT, NET (CONTINUED)

During the year ended December 31, 2021, impairment provision of RMB117,778 (US$18,482) related to the asset group related to the underperforming or closed self-operating stores, RMB46,635 (US$7,318) related to Luckin POP, impairment provision of RMB707 (US$111) for the asset group related to store operating equipment and others and impairment provision of RMB222 (US$35) related to Luckin Coffee EXPRESS were written off.

9.    OTHER NON-CURRENT ASSETS, NET

	As of December 31,
	2020	2021
	RMB	RMB	US$
Long-term deposits(1)	96,796	117,345	18,414
Prepayments for equipment, net	25,718	16,866	2,647
Land use rights, net(2)	38,754	6,947	1,090
Prepaid Leasehold improvements	8,734	22,768	3,573

	170,002	163,926	25,724
(1)	Deposits for rental is net of impairment of RMB7,083, and nil as of December 31, 2020 and 2021, respectively, for the prepaid rental deposits in the asset group related to the underperforming or planned closed self-operating stores (See Note 2(m)).
(2)	Land use rights represent payments to the local government authorities for use of lands for 50 years from year 2019, net of accumulated amortization. The land use rights are amortized on a straight-line basis with amortization of RMB170, RMB142 and RMB147 (US$23) for the years ended December 31, 2019, 2020 and 2021, respectively. The land use rights are net of impairment of RMB4,185 as of December 31, 2020 related to land use rights in Tongan city, Fujian province and Tianjin, which were returned to local government in 2021. The land use right as of December 31, 2021 was in Pingnan used for roasting factory.

10.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021
	RMB	RMB	US$
Payables for the purchase of property and equipment	87,766	124,456	19,530
Payroll and welfare payables	155,445	260,177	40,827
Payables for delivery costs	76,110	138,833	21,786
Payables for advertising expenditures	64,069	66,203	10,389
Payables for office supplies and utilities	111,661	149,557	23,470
Accrued liabilities for free coupons	19,743	—	—
Others	188,323	582,780	91,450

	703,117	1,322,006	207,452

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.  RELATED PARTY TRANSACTIONS

(a)	Related parties

Names of related parties	Relationship with the Company
UCAR Inc. (“UCAR Inc.”) (1)	An entity controlled by Mr. Charles Zhengyao Lu
Haode Group Inc. (“Haode Group”) (1)	An affiliate of Mr. Charles Zhengyao Lu
Haode Investment Inc. (“Haode Investment”) (1)	An affiliate of Mr. Charles Zhengyao Lu
Beijing QWOM Digital Technology Co., Ltd. (“QWOM”) (1)	An affiliate of Mr. Charles Zhengyao Lu
Borgward Automobile (China) Co., Ltd (“Borgward”)(1)	An affiliate of Mr. Charles Zhengyao Lu
Yousheng Chengyi (Tianjin) Information Technology Co., Ltd (“Yousheng Information”)(1)	An entity ultimately significantly influenced by Mr. Charles Zhengyao Lu
(1)UCAR Inc., Haode Group, Haode Investment, QWOM, Borgward and Yousheng Information are no longer related parties of the Company since the termination of Mr. Charles Zhengyao Lu from the Group on July 5, 2020.
(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

Cash paid to
—Haode Group(1)	306,319	—	—	—

Cash received from:
—Borgward(3)	45,000	—	—	—
—Haode Investment(2)	306,319	—	—	—
	351,319	—	—	—

Services received from:
—QWOM	60,391	28,920	—	—
—UCAR Inc.	5,549	6,334	—	—
Total	65,940	35,254	—	—

Repayment of loan from:
—Haode Group	147,559	—	—	—

Goods supplied to:
—UCAR Inc.	80	—	—	—

Agreement of payment for leasehold improvement of sublet rental office to:
—UCAR Inc. (4)	—	36,599	—	—

Trust investments(5)
—Xiamen Trust	—	590,000	—	—
—Yunnan Trust	—	550,000	—	—
	—	1,140,000	—	—
(1)	RMB139,236 (US$20,000) out of the payment was paid to an individual who received the cash on behalf of Haode Group.
(2)	Haode Investment made the repayment on behalf of Haode Group.
(3)	The cash received from Borgward is related to the misconduct in 2019 as described in “Note 21 Subsequent events - Independent investigation and related matters” in Form 20-F for fiscal year 2019.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.  RELATED PARTY TRANSACTIONS (CONTINUED)

(4)	The Group has entered into an agreement with UCAR Inc. on July 1, 2020 to pay RMB36,599 (US$5,609) to UCAR Inc. for the costs UCAR Inc. incurred as a result of the leasehold improvements of certain office space that UCAR Inc. sublet to the Group. In December 2021, UCAR Inc. initiated an arbitration proceeding against Luckin China in China International Economic and Trade Arbitration Commission, seeking to recover its costs of the leasehold improvements, which had been recorded in the Group’s consolidated statements of comprehensive (loss)/income.The Group has not yet made the payment as of the issuance date of this report. As UCAR Inc. is no longer a related party of the Company since the termination of Mr. Charles Zhengyao Lu from the Group on July 5, 2020, the balance of amounts due to UCAR Inc. was classified in accrued expenses and other current liabilities as of December 31, 2020 and 2021.
(5)	Xiamen Trust and Yunnan Trust were designated to be used to purchase receivables relating to property leased to Borgward and to invest in equity interests of Yousheng Information, respectively, upon the entry of the trust instruments. On the basis of substance over form, management considers the two trust investments made by former management as related party transactions.

12.  RESTRICTED NET ASSETS

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2019, 2020 and 2021, profit appropriation to statutory reserve for the Group’s entities incorporated in the PRC was approximately RMB421, RMB603 and RMB2,617 (US$411), respectively. No appropriation to other reserve funds was made for any of the periods presented.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2020 and 2021, restricted net assets of the Company’s PRC subsidiaries and the VIE were RMB8,512,475 and RMB6,606,949 (US$1,036,775), respectively.

13.  CONVERTIBLE SENIOR NOTES

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

The Notes did not have any embedded conversion option which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor did they contain a cash conversion feature. The Company accounted for the Notes in accordance with ASC 470, as a single debt instrument. No beneficial conversion feature (the “BCF”) was recognized as the set conversion price for the Notes was greater than the fair value of the ADSs price at date of issuance.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.  CONVERTIBLE SENIOR NOTES (CONTINUED)

The Company early adopted ASU No. 2020-06 using a modified retrospective method of transition. In applying the modified retrospective method, the Company should apply the guidance to transactions outstanding as of the beginning of the fiscal year in which the amendments are adopted. Transactions that were settled (or expired) during prior reporting periods are unaffected. The convertible senior notes issued on January 14, 2020 automatically became immediately due and payable as a normal liability upon the appointment of the joint provisional liquidators (the “JPLs”) on July 15, 2020 which constituted an event of default (“Event of Default”) pursuant to the indenture with respect to the Notes (see below). Therefore, the adoption of ASU 2020-06 does not have an impact on the Notes which has turned to a normal liability upon the default event before the beginning of the fiscal year 2021.

Upon the occurrence of this Event of Default, 100% of the principal of, and accrued and unpaid interest on the Notes automatically became immediately due and payable.

Pursuant to the indenture with respect to the Notes, the Company was obligated to pay additional interest at a rate equal to 0.5% per annum of the principal amount of the Notes outstanding for: (1) each day during the six-month period beginning on, and including, the date that is six months after the last date of original issuance of the Notes, as the Company failed to timely file any document or report that it is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, as applicable ((i) after giving effect to all applicable grace periods thereunder and (ii) other than reports on Form 6-K); and (2) for so long as the restrictive legend on the Notes has not been removed as of the 380th day after the last date of original issuance of the Notes. The Company accrued the additional interest payable in the amount of US$1,071 and US$2,012 and charged against the interest expenses accordingly during the years ended December 31, 2020 and 2021, respectively.

Due to the Event of Default, 100% of the principal of the Notes in the amount of US$460,000, the unpaid interest in the amount of US$3,341 and US$6,826, and the additional interest in the amount of US$1,071 and US$2,083 were due and accrued as of December 31, 2020 and 2021, respectively. The Notes balances included the principal, the unpaid interest and the additional interest were recorded as non-current liabilities with total amount of US$464,412 as of December 31, 2020 and current liabilities with total amount of US$469,909 as of December 31, 2021. The accrued interest, additional interest and the unamortized issuance cost of the Notes with total amount of US$15,362 and US$5,497 were charged against the interest expenses in the consolidation statements of comprehensive (loss)/income for the years ended December 31,2020 and 2021, respectively.

Subsequently in January 2022, a restructuring of the Notes was substantially consummated (as disclosed below), pursuant to which, the Notes were cancelled and the Company issued instructions to distribute certain consideration to all eligible holders of the Notes. The Group derecognized the Notes and recognized newly issued instruments upon the effectiveness of the restructuring in January 2022 and issuance of additional ADSs in April 2022 pursuant to the top-up mechanism of the restructuring.

Restructuring of the Notes

On March 16, 2021, the Company announced that it entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes in respect of a restructuring of the Company’s financial obligations under the supervision of the JPLs. On September 21, 2021, the Company announced that, in accordance with the terms of the RSA, it had filed a petition and summons for directions in the Cayman Court regarding a scheme of arrangement in respect of the Notes (the “Scheme”), which is a court approved arrangement in the Cayman Islands pursuant to the Companies Act. On December 1, 2021, the Company announced that at a meeting regarding the Scheme held on November 30, 2021, creditors representing approximately 97.7% in aggregate outstanding principal amount of the Notes voted unanimously to approve the Scheme and that accordingly, the Scheme was approved by the requisite majority of creditors. On December 14, 2021, the Company announced that the Cayman Court had sanctioned the Scheme.

Effectiveness of the Restructuring

On January 31, 2022, the Company announced that the Restructuring had been substantially consummated and the effective date of the Restructuring contemplated in the Scheme had occurred on January 28, 2022 (the “Restructuring Effective Date”).

On January 28, 2022, the Notes were cancelled, and, in aggregate, the Company has issued consideration (collectively, the “Scheme Consideration”) totaling US$245,455 of cash, US$109,855 of 9.00% Series B Senior Secured Notes due 2027 (the “New Notes”) and 9,527,601 ADSs representing 76,220,808 class A ordinary shares, which included 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme. The New Notes represent the Company’s only offshore debt securities. See “Note 22 – Subsequent Events”.

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

In 2021, the Company issued 70,061,136 Class A ordinary shares for the vested options and restricted share units to the eligible employees.

The outstanding ordinary shares as of December 31, 2021 consisted of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.  Senior Preferred Shares

On April 15, 2021, the Company entered into an investment agreement (the “Investment Agreement”) with an affiliate of Centurium Capital, as the lead investor, and Joy Capital to raise funds through a private placement, totaling US$240,000 from Centurium Capital and US$10,000 from Joy Capital, of convertible senior preferred shares of the Company (“Senior Preferred Share(s)”) (collectively, the “Transactions”).

On November 30, 2021, the Company issued 295,384,615 Senior Preferred Shares to Cannonball Limited, the affiliate of Centurium Capital with the proceeds of US$240,000 (RMB1,527,360) at a subscription price equal to US$0.8125 per share with rights, preferences and privileges pursuant to the certificate of designation dated November 30, 2021 (the “Certificate of Designation”), some of which are summarized below:

Liquidation Preferences

In the event of any Liquidation (as defined below), the holders of Senior Preferred Shares then issued and outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders before any distribution or payment out of the assets of the Company shall be made to the holders of junior securities of the Company including ordinary shares by reason of their ownership thereof, an amount in cash equal to the greater of (a) 100% of the original aggregate subscription price of the Senior Preferred Shares held by such holders, plus any declared but unpaid dividends on all such Senior Preferred Shares and (b) the aggregate value that such holders of Senior Preferred Shares would have received had all holders of Senior Preferred Shares, immediately prior to such liquidation, converted all Senior Preferred Shares then issued and outstanding (together with any declared but unpaid dividends thereon) into the Class A ordinary shares or the ADSs (the “Conversion Securities”) at the applicable conversion price.

“Liquidation” is defined as the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. If there shall occur any reclassification, statutory exchange, reorganization, recapitalization, consolidation or merger involving the Company with or into another person (excluding a merger solely for the purpose of changing the Company’s jurisdiction of incorporation), then any distribution following such event(s) with respect to the Senior Preferred Shares shall be subject to Liquidation preference described in the preceding paragraph.

Dividend Ranking

With respect to payment of dividends or distribution of assets upon any Liquidation, all the Senior Preferred Shares shall rank senior to all ordinary shares in issue from time to time.

Voting Rights

Each holder of issued and outstanding Senior Preferred Shares shall be entitled to vote with holders of issued and outstanding Class A ordinary shares, voting together as a single class, with respect to any and all matters presented to the shareholders, and such holder shall be entitled to a number of votes equal to the number of Class A ordinary shares into which such holder’s Senior Preferred Shares are convertible.

Conversion Rights

Each Senior Preferred Share is convertible, at the option of its holder at any time after the original issue date, into that number of Conversion Securities determined by dividing (i) the sum of the original issue price, US$0.8125 per Senior Preferred Share, plus any declared but unpaid dividends on each such Senior Preferred Share, by (ii) the conversion price in effect immediately prior to such conversion, which shall initially be the original issue price, US$0.8125 per Senior Preferred Share, and is subject to adjustment from time to time based on a variety of events pursuant to the Certificate of Designation including any subsequent equity financing, regulatory event, etc. The initial conversion ratio of Senior Preferred Shares to Convertible Securities shall be 1:1.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.  Senior Preferred Shares (CONTINUED)

Accounting of Senior Preferred Shares

The Group classified the Senior Preferred Shares as mezzanine equity in the consolidated balance sheets because the Senior Preferred Shares are considered redeemable in the event of any Liquidation, including certain liquidation events outside of the Company’s control (the “Involuntary Liquidation Event”) since the holders of Senior Preferred Shares shall be entitled to be paid out of an amount in cash according to liquidation preference. Therefore, the Group classifies the Senior Preferred Shares as mezzanine equity outside of permanent equity in accordance with SEC’s Accounting Series Release 268, Presentation in Financial Statements of Redeemable Preferred Stocks (ASR 268) and ASC 480 “Distinguishing Liabilities from Equity”. The Group early adopted ASU No. 2020-06 to eliminate the analysis requirement of separation of beneficial conversion and cash conversion features from convertible instruments. The mezzanine equity was initially measured based on its fair value at date of issue.

At each reporting date, the Group evaluates the probability of occurrence of any Involuntary Liquidation Event that entitles the holders of the Senior Preferred Shares to be paid an amount in cash (the “redemption value”) subject to liquidation preference. If it is probable that an Involuntary Liquidation Event will occur and Senior Preferred Shares will become redeemable, the Group recognizes changes in carrying value immediately as the Involuntary Liquidation Event occurs and adjusts the carrying value of the instrument to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of Senior Preferred Shares shall be affected by charges against retained earnings, or additional paid-in capital in the absence of retained earnings. Accordingly, if the Senior Preferred Shares are not currently redeemable and it is not probable that the Senior Preferred Shares will become redeemable, subsequent adjustment of the amount presented in temporary equity is unnecessary.

As of December 31, 2021, the Company evaluated that the Senior Preferred Shares were not currently redeemable and it is not probable that the Senior Preferred Shares would become redeemable as there was no noted indicator of any Involuntary Liquidation Event, and recorded the Senior Preferred Shares as carrying value accordingly.

16.  SHARE BASED COMPENSATION

2019 Equity Incentive Plan

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.  SHARE BASED COMPENSATION (CONTINUED)

Options granted to employees (continued)

A summary of the employee equity award activity under the 2019 Plan is stated below:

				Weighted-
			Weighted-	average
		Weighted-	average	remaining	Aggregate
	Number of	average	grant-date	contractual	intrinsic
	options	exercise price	fair value	term	Value
		US$	US$	Years	US$
Outstanding as of December 31, 2018	—	—	—	—	—
Granted	79,015,500	0.0002	43,045	—	—
Vested	(19,753,888)	0.0002	10,761	—	—
Forfeit	—	—	—	—	—
Outstanding as of December 31, 2019	59,261,584	0.0002	32,284	9	291,567
Granted	25,917,240	0.0002	16,387	—	—
Vested	(18,499,536)	0.0002	10,985	—	—
Forfeit	(32,492,992	0.0002	17,701	—	—
Outstanding as of December 31, 2020	34,186,296	0.0002	19,985	8	36,237
Granted	2,795,601	0.0002	2,984	—	—
Vested	(19,617,776)	0.0002	12,181	—	—
Forfeit	(2,370,736)	0.0002	1,292	—	—
Outstanding as of December 31, 2021	14,993,385	0.0002	9,496	7	17,692
Expected to vest as of December 31, 2021	14,993,385	0.0002	9,496	—	17,692
Exercisable as of December 31, 2021	45,459,688	0.0002	27,168		53,642

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

A summary of the employee equity award activity under the 2021Plan is stated below:

		Weighted-Average
	Number of RSUs	Grant-Date Fair Value
		US$
Unvested as of December 31, 2020	—	—
Granted	40,842,760	44,585,350
Vested	(31,943,824)	(35,084,762)
Forfeited or cancelled	(6,368,184)	(6,749,550)
Unvested as of December 31, 2021	2,530,752	2,751,038

The aggregated intrinsic value of share options and RSUs vested and outstanding as of December 31, 2019, 2020 and 2021 was calculated based on the closing price of the Company’s Ordinary Shares on December 31, 2019, 2020 and 2021 of US$39.36 per ADS (equivalent to US$4.92 per Ordinary Share), US$8.50 per ADS (equivalent to US$1.06 per Ordinary Share) and US$9.44 per ADS (equivalent to US$1.18 per Ordinary Share), respectively.

The total weighted average grant-date fair value of the equity awards granted during the year ended December 31, 2019, 2020 and 2021 was US$0.5448, US$0.6323 and US$1.0673 per option, respectively. The Company issued new shares upon the vest of 19,753,888 options on December 31, 2019, not issued new shares upon the vest of 18,499,536 options on December 31, 2020, and issued new shares upon the vest of 18,499,536 and 19,617,776 options on December 31, 2021.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.  SHARE BASED COMPENSATION (CONTINUED)

2021 Equity Incentive Plan (continued)

The total weighted average grant-date fair value of the RSUs granted during the year ended December 31, 2021 was US$1.0916 per RSU. The Company issued new shares upon the vest of 31,943,824 RSUs on December 31, 2021.

For the years ended December 31, 2019, 2020 and 2021, the Company recognized share-based compensation expense of RMB152,285, RMB22,029, RMB293,549 (US$46,064) in general and administrative expenses and nil, nil, RMB9,185 (US$1,441) in sales and marketing expenses. As of December 31, 2021, there was US$5,842 of unrecognized share-based compensation expense, which are expected to be recognized over a weighted average period of 0.67 years.

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

The assumptions used to estimate the fair value of the share options granted to employees were as follows:

		2020		2021
Risk-free interest rate		0.82%		1.04%
Expected volatility		74.37%		74.49%
Expected dividend yield		0.00%		0.00%
Exercise multiple		2.20		2.20
Expected post-vesting forfeiture rate		0.00%		0.00%
Fair value of share option	US$	0.6323	US$	1.0675

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

17.  TAXATION (CONTINUED)

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

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2022, then the exemption range has been changed to from 75% to 87.5% for the period from January 1, 2022 to December 31, 2024). The policy is effective for the period from January 1, 2019 to December 31, 2024.

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

The components of (loss)/income before tax are as follows:

	For the year ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
(Loss)/income before tax
Non-PRC	750	(2,937,591)	617,090	96,835
PRC	(3,159,870)	(3,303,200)	5,427	852
Total (loss)/income before tax	(3,159,120)	(6,240,791)	622,517	97,687

Income tax (expenses)/benefit
Current income tax expenses	(1,387)	(919)	(360)	(57)
Deferred tax benefits	—	638,720	64,221	10,078
Income tax (expenses)/benefits	(1,387)	637,801	63,861	10,021

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.  TAXATION (CONTINUED)

PRC (continued)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2019, 2020 and 2021 to income tax expense were as follows:

	For the year ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
(Loss)/income before income taxes	(3,159,120)	(6,240,791)	622,517	97,687

Income tax benefit computed at PRC statutory income tax rate of 25%	789,780	1,560,198	(155,629)	(24,422)
Additional deduction for R&D expenses	4,192	9,108	11,095	1,741
Non-deductible share-based compensation expenses	(38,071)	(5,507)	(58,581)	(9,193)
Non-deductible expenses and non-taxable income	(43,651)	(24,495)	17,516	2,750
Change of valuation allowance	(535,424)	(164,850)	(60,352)	(9,471)
Effect of preferential tax rate	(181,304)	(9,395)	158,362	24,850
Effect of International tax rates	3,091	(727,446)	155,242	24,361
Prior-year tax filing difference	—	188	(3,792)	(595)

Income tax (expenses)/benefits	(1,387)	637,801	63,861	10,021

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Deferred tax assets
Advertising expenses	—	—	—
Donation	1,613	4,075	639
Accrued expenses	40,189	31,843	4,997
Accrued welfare	833	14,538	2,281
Impairment loss of long-lived assets and investments	317,846	303,168	47,574
Allowance for doubtful accounts	21,122	22,577	3,543
Tax losses	1,359,044	1,441,091	226,139
Valuation allowance	(1,101,927)	(1,114,351)	(174,866)

Total deferred tax assets, net	638,720	702,941	110,307

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2020 and 2021, the Company and most of its subsidiaries and VIE were in cumulative loss position, except some new entities with immaterial taxable income. The valuation allowance of RMB1,101,927 and RMB 1,114,351 (US$174,866)as of December 31, 2020 and 2021 was primarily provided for the deferred income tax assets of certain subsidiaries, which were not estimated to generate enough future taxable income to utilize its some portion or all of the benefits of the deferred tax assets.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.  TAXATION (CONTINUED)

Deferred Taxes (continued)

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

As of December 31, 2021, the Group had accumulated tax losses of RMB5,943,276 (US$932,630) derived from entities in the mainland PRC, which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2022 to 2026 and 2028 if not utilized.

Unrecognized Tax Benefits

As of December 31, 2019, 2020 and 2021, unrecognized tax benefit of RMB32,480, RMB53,961 and RMB54,956 (US$8,624) if ultimately recognized would impact the effective tax rate. The unrecognized tax benefits were primarily related to deemed sales of free coupons to customers. The unrecognized tax benefits represent a reduction of the deferred income tax assets for tax loss carry forwards since the uncertain tax position would reduce the tax loss carry forwards under the tax law and the estimated income tax expenses the Group would be required to pay should its revenue for tax purposes be recognized in accordance with current PRC tax laws and regulations. The amounts of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time.

A roll-forward of unrecognized tax benefits is as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Balance at beginning of year	32,480	53,961	8,468
Additions based on tax positions related to the current year	21,481	995	156

Balance at end of year	53,961	54,956	8,624

For the years ended December 31, 2019, 2020 and 2021, no interest expense or penalty was accrued in relation to the unrecognized tax benefit.

The Group is currently under examination of PRC tax authorities. As of the issuance date of this report, the Group is not notified of any fine or penalty from the PRC tax authorities. For the years ended December 31, 2019, 2020 and 2021, the Company, its subsidiaries and the VIE remain subject to tax examinations.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.  NET (LOSS)/INCOME PER SHARE

Basic and diluted net (loss)/income per share for the years presented were calculated as follows:

	For the year ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Numerator:
Net (loss)/income attributable to ordinary shareholders – basic	(3,160,507)	(5,602,990)	686,378	107,708
Add: accretion to redemption value of convertible redeemable preferred shares	(552,036)	—	—	—
Add: deemed distribution to a certain holder of Series B convertible redeemable preferred shares	(2,127)	—	—	—
Less: Net (loss)/income attributable to non-controlling interests	(2,074)	(13,885)	108	17
Net (loss)/income attributable to ordinary shareholders – diluted	(3,712,596)	(5,589,105)	686,270	107,691

Denominator:
Weighted average number of shares – basic	1,609,200,055	2,021,919,061	2,025,366,744	2,025,366,744
Adjustments for dilutive options, RSUs and preferred shares	—	—	110,477,513	110,477,513
Weighted average number of shares – diluted	1,609,200,055	2,021,919,061	2,135,844,257	2,135,844,257

Basic net (loss)/income per share attributable to ordinary shareholders	(2.31)	(2.76)	0.34	0.05
Diluted net (loss)/income per share attributable to ordinary shareholders	(2.31)	(2.76)	0.32	0.05

Generally, basic net (loss)/income per share is computed using the weighted average number of ordinary shares outstanding during the respective year. Diluted net (loss)/income per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive ordinary shares included RSUs and options or Senior Preferred Shares to purchase or convert to ordinary shares of 74,896,940, 54,785,705 and 110,477,513 for the years ended December 31, 2019, 2020 and 2021 on a weighted average basis, respectively. They were not included in the calculation of diluted net loss per share in 2019 and 2020 presented where their inclusion would be anti-dilutive.

1-to-500 share split concurrent with the completion of IPO in May 2019 was accounted for on a retrospective basis for the calculation of basic and diluted loss per share as if they were completed at the inception of the Company.Basic and diluted (loss)/income per share are not reported separately for different classes of ordinary shares as each class of shares had the same rights to profits and losses.

19.  LEASES

The Group enters into lease agreements to have leasing for self-operated stores, office spaces, and other corporate assets that the Group utilizes.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Right-of-use assets	—	1,237,734	194,227

Operating lease liabilities – current	—	598,062	93,850
Operating lease liabilities – non-current	—	575,060	90,239
Total operating lease liabilities	—	1,173,122	184,089

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.  LEASES (CONTINUED)

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2021 were as follows:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	1.35
Weighted average discount rate	5.525%

During the years ended December 31, 2021, the Group incurred total operating lease expenses and operating lease payment of RMB672,910 (US$105,594) and RMB 637,243 (US$99,997).

Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year consisted of the following as of December 31, 2021:

	RMB	US$
2022	598,062	93,850
2023	369,272	57,947
2024	174,845	27,437
2025	65,989	10,355
2026 and thereafter	50,459	7,918
Less: interest	(85,505)	(13,418)

Total	1,173,122	184,089

20.  PROVISION FOR SEC SETTLEMENT

On December 16, 2020, the SEC announced its settlement with the Company (“SEC Settlement”) regarding the Fabricated Transactions. Under the terms of the settlement, the Group, without admitting or denying the allegations of the SEC, consented to the entry of an order (i) requiring it to pay a civil money penalty in the amount of US$180,000 to the SEC, which shall be offset by any cash payments made by the Group to its security holders pursuant to any schemes of arrangement approved by the Cayman Court in the proceeding for our provisional liquidation and restructuring, provided that such payments are made within 18 months subject to extensions granted by the SEC up to 24 months and the final distribution plan is not reasonably objectionable to the SEC staff, and (ii) permanently enjoining it from violations of certain federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934. On February 4, 2021, the United States District Court for the Southern District of New York issued a judgment (the “Judgement”) approving the SEC Settlement.

On March 16, 2021, the Company announced that it entered into a restructuring support agreement with holders of a majority of the Notes. See “Note 13. Convertible Senior Notes – Restructuring of the Notes”.

Upon the issuance of the 2020 Form 20-F, the Company was unable to predict with certainty the total amount of cash that would be paid to security holders according to the Cayman Court proceeding within the timeframe stipulated in the SEC Settlement and whether any ultimately approved distribution plan would be subject to any successful reasonable objections by the SEC Staff as contemplated by the SEC Settlement. Consequently, as of December 31, 2020, the full amount of the SEC penalty in the amount of US$180,000 (RMB1,174,500) was recorded as non-current liability.

On December 17, 2021, the Scheme that was proposed by the Company with the support of its JPLs in relation to the restructuring of the Notes became effective. The Restructuring contemplated in the Scheme was substantially consummated on the Restructuring Effective Date of January 28, 2022, on which date the Company completed the tender process with respect to the Notes and issued the Scheme Consideration to the Scheme creditors in accordance with the terms of the Scheme. On April 4, 2022, pursuant to the top-up mechanism under the Scheme, the Company issued 291,699 ADSs representing 2,333,592 class A ordinary shares to Scheme creditors.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.  PROVISION FOR SEC SETTLEMENT (CONTINUED)

According to the offset criteria provided in the Judgement, the final distribution plan is not reasonably objectionable to Commission staff as to the fairness consideration. Pursuant to the Scheme which was effective on December 17, 2021, the Company’s best estimate as of December 31, 2021 was that the final total cash payment to the bond holders would well exceed US$180,000 even though the exact amount would not be determined until closer to the Restructuring Effective Date in January 2022. During December 2021, the Company had informal communications with SEC on predicted distribution plan and the proposed proof of cash payment to Scheme creditors that the Company would be able to provide. The SEC did not state any objection and agreed to the method of payment confirmation proposed by the Company. Therefore, based on all available conditions as of December 31, 2021, it was very probable that the SEC staff would be satisfied that the cash payment to the bond holders to be made in January 2022, estimated at the time to exceed US$180,000, would fully offset the SEC civil penalty as stated in the Judgement. Accordingly, the Company reversed the provision for the SEC Settlement for the year ended December 31, 2021.

On February 3, 2022, the Company received a Notice of Satisfaction of Penalty Provision of the Final Judgment from SEC. See “Note 22. Subsequent events – Satisfaction Notice form SEC”.

21.  COMMITMENTS AND CONTINGENCIES

(a)Capital commitments

As of December 31, 2021, the Group had no capital commitment.

(b)   Legal proceedings

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

U.S. Department of Justice Investigation (the “DOJ”)

The Group was contacted by the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) following the Group’s public disclosure on April 2, 2020 relating to the Fabricated Transactions. The SDNY indicated that it had commenced an investigation into the Fabricated Transactions. The Group has been in regular contact with the SDNY regarding its investigation including apprising the SDNY of the relevant Chinese laws that restrict the Group from providing evidence and information without prior approval from the Chinese Ministry of Justice. The Group is committed to cooperating with the DOJ to the extent permissible under the applicable PRC laws. The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation. No liability or loss was recognized as of December 31, 2020 and 2021 and for the year then ended.

Ministry of Finance Investigation

On May 6, 2020, the Ministry of Finance of the PRC initiated its investigation into the accounting information of two entities of the Group. On July 31, 2020, the Ministry of Finance of the PRC announced its investigation has been substantially completed. The Ministry of Finance of the PRC further announced that they would impose and publish its relevant penalty decision to the Group in due course. The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation. No liability or loss was recognized as of December 31, 2020 and 2021 and for the year then ended.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)   Legal proceedings (continued)

U.S. Class Action

On February 13, 2020, April 2, 2020, April 8, 2020, and April 10, 2020, putative securities class action complaints were filed in the United States District Court for the Eastern and Southern Districts of New York against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. These lawsuits have been consolidated in the Southern District of New York, and is captioned In re Luckin Coffee Inc. Securities Litigation, 1:20-cv-01293 (S.D.N.Y.) (the “Federal Class Action”). On June 12, 2020, the court appointed co-lead plaintiffs (the “Federal Lead Plaintiffs” ) pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated class action complaint was filed on September 24, 2020 that alleges, among other things, that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements. The consolidated class action complaint variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 of the Securities Exchange Act of 1934, and Sections 11 and 15 of the Securities Act for a putative class period between May 17, 2019 to April 1, 2020. On March 5, 2021, the court entered a Stipulation and Order provisionally certifying the class for settlement purposes. On March 30, 2021, the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) issued an order in the case (the “Chapter 15 Case”) commenced with respect to the Company under chapter 15 of title 11 of the United States Code (the “U.S. Bankruptcy Code”) recognizing the Company’s provisional liquidation proceeding in the Cayman Court with proceeding number FSD 157 of 2020 (the “Cayman Proceeding”) as a foreign main proceeding. This order also imposed an automatic stay of litigation in the territorial jurisdiction of the United States against the Company and its assets in the territorial jurisdiction of the United States, to the extent provided in the U.S. Bankruptcy Code and for the duration of the Chapter 15 Case. The Chapter 15 Case was closed – at the request of the JPLs, in coordination with the Company – on April 8, 2022. On July 6, 2021, the court entered an order regarding dissemination of class notice. Notice was disseminated to the class and the deadline to opt out of the class action was September 17, 2021. On September 20, 2021, the Company entered into binding term sheets with the Federal Lead Plaintiffs, on behalf of the provisional certified class to settle the Federal Class Action, and on October 20, 2021, the Company and the Federal Lead Plaintiffs entered into a Stipulation and Agreement of Settlement (“Federal Settlement Agreement”). On October 26, 2021, the court issued an order preliminarily approving the settlement and scheduling the final settlement hearing for July 22, 2022. The deadline for members of the class to file objections is June 24, 2022. The class settlement amount is US$175,000. Upon the date of issuance of 2021 Form 20-F, the class settlement is contingent on the Company funding the settlement amount and final approval by the federal court.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)   Legal proceedings (continued)

On May 26, 2020, June 18, 2020, and June 23, 2020, putative securities class actions complaints were filed in the Supreme Court of the State of New York, County of New York, against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. The lawsuits variously alleged that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements, in violation of Sections 11, 12 and 15 of the Securities Act. On October 16, 2020, the court appointed co-lead plaintiffs and consolidated the lawsuits under the caption In re Luckin Coffee Inc. Securities Litigation, 651939/2020 (N.Y. Sup. Ct.). A consolidated amended complaint was filed on December 23, 2020, adding claims against investment vehicles owned by former officers and directors of Luckin and Luckin’s agent for service of process, Cogency Global. The amended complaint also asserted claims under the Securities Act on behalf of a class of purchasers of convertible senior notes issued by Luckin in January 2020. On March 30, 2021, the U.S. Bankruptcy Court issued an order recognizing the Company’s Cayman Proceeding as a foreign main proceeding. This order also imposed an automatic stay of litigation in the territorial jurisdiction of the United States against the Company and its assets in the territorial jurisdiction of the United States, to the extent provided in the U.S. Bankruptcy Code and for the duration of the Chapter 15 Case. The Chapter 15 Case was closed – at the request of the JPLs, in coordination with the Company – on April 8, 2022. On December 21, 2021, the court issued an order staying the action, pending final approval of the Federal Class Action settlement. The named plaintiffs did not file a notice to opt-out of the Federal Class Action. On January 9, 2022, the Company reached an agreement in principle to settle the claims that have been or could be asserted on behalf of the Notes Class that is not being released pursuant to the Cayman Noteholder Scheme of Arrangement (or otherwise) (the “State Class Settlement”). The State Class Settlement is contingent on the negotiation and execution of a stipulation of settlement, customary approvals by the Board of Trustees of the named plaintiff, and approval of state court.

U.S. “Opt Out” Claims

The Company has also been named as a defendant in the following opt-out lawsuits alleging violations of U.S. securities laws: Kingstown Capital Management. v. Luckin Coffee, 1:20-cv-07029 (S.D.N.Y.), which seeks to recover over $22,000 in alleged losses; Lai Ye v. Luckin Coffee et al., 1:21-cv-2020 (S.D.N.Y.), who seeks to recover $4,000 in alleged losses; Nuveen Winslow Large-Cap Growth ESG Fund et al. v. Luckin Coffee et al., 655177/2020 (N.Y. Sup. Ct.), which seeks to recover over $100,000 in alleged losses; and Bequai v. Luckin Coffee, GV20019430-00 (Va. D. Ct., Fairfax Cty.), which seeks to recover $25 in losses. On March 30, 2021, the U.S. Bankruptcy Court issued an order recognizing the Company’s Cayman Proceeding as a foreign main proceeding. This order also imposed an automatic stay of litigation in the territorial jurisdiction of the United States against the Company and its assets in territorial jurisdiction of the United States, to the extent provided in the U.S. Bankruptcy Code and for the duration of the Chapter 15 Case. The Chapter 15 Case was closed – at the request of the JPLs, in coordination with the Company – on April 8, 2022.

On November 29, 2021, in the action Kingstown Capital Management. v. Luckin Coffee, 1:20-cv-07029 (S.D.N.Y.), which seeks to recover over $22,000 in alleged losses; and in the action Lai Ye v. Luckin Coffee et al., 1:21-cv-2020 (S.D.N.Y.), who seeks to recover $4,000 in alleged losses, the court issued an order extending Defendants’ time to respond to Plaintiffs’ complaint until 30 days after the resolution of the motion for final approval of the Federal Class Action settlement, or after the lifting of the automatic bankruptcy stay, whichever is earlier.

On December 7, 2021, in the action Nuveen Winslow Large-Cap Growth ESG Fund et al. v. Luckin Coffee et al., 655177/2020 (N.Y. Sup. Ct.), which seeks to recover over $100,000 in alleged losses, the court denied the Underwriter Defendants’ motions to dismiss. The Underwriter Defendants filed a notice of appeal of the court’s order on December 17, 2021.

For Bequai v. Luckin Coffee, GV20019430-00 (Va. D. Ct., Fairfax Cty.), which seeks to recover $25 in losses, the plaintiff did not file a notice to opt-out of the federal class action.

Certain individuals and institutions claiming to be ADS investors have made informal demands for the company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020, but have not commenced legal proceedings. In the aggregate, the investors that have made information demands have asserted losses in excess of $327,700.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)   Legal proceedings (continued)

U.S. Derivative Action

The Company is a nominal defendant in a consolidated putative derivative action filed in the Supreme Court of the State of New York captioned In re Luckin Coffee Inc. Derivative Litigation, 652800/2020 (N.Y. Sup. Ct.). This action is stayed pending the court’s order resolving defendants’ motion to dismiss the complaint in the federal securities class action. On March 30, 2021, the U.S. Bankruptcy Court issued an order recognizing the Company’s Cayman Proceeding as a foreign main proceeding. This order also imposed an automatic stay of litigation in the territorial jurisdiction of the United States against the Company and its assets in the territorial jurisdiction of the United States, to the extent provided in the U.S. Bankruptcy Code and for the duration of the Chapter 15 Case. The Chapter 15 Case was closed – at the request of the JPLs, in coordination with the Company – on April 8, 2022.

On December 16, 2021, the court issued an order staying the case until the later of March 11, 2022, or otherwise agreed to by the parties. On March 17, 2022, the court issued an order staying the case until the earlier of 90 days after the entry of the order or 30 days after termination of the U.S. Bankruptcy Court proceeding.

Canadian Class Action

On or about April 14, 2020, an Application for Authorization to Bring a Class Action was filed against Luckin Coffee Inc. by Martin Banoon (the “Applicant”) in the Superior Court of Quebec file no. 500-06-001058-201. The Applicant seeks authorization to institute a class action on behalf of the proposed class members comprised of holders of Luckin Coffee’s ADS, as a result of Fabricated Transactions. At the request of the Applicant, the Superior Court of Quebec issued an order staying proceedings pending the Quebec Court of Appeal’s decision in an unrelated class action that is expected to address jurisdictional defenses similar to those that Luckin Coffee Inc. may raise in the Banoon class action. No liability or loss was recognized as of December 31, 2020 and 2021 and for the year then ended.

Cayman Bondholder Action

In May 2020, a group of bondholders commenced proceedings in the Cayman Court seeking to recover approximately US$155,000 of losses from the Company. By summons dated May 1, 2020, the bondholders applied ex parte for a worldwide freezing order (the “WFO”) against the Company, which order was granted by the Cayman Court on May 8, 2020. On July 1, 2020 to July 3, 2020 the Cayman Court heard the Company’s application to set aside the WFO. By order dated July 22, 2020, the Cayman Court discharged the WFO. The litigation was automatically stayed on the appointment of the JPLs on July 15, 2020 by operation of section 97 of the Companies Act. On August 12, 2020 the Cayman Court further ordered that the bondholders could seek to appeal the discharge order until 14 days after the discharge of the JPLs. As a result of the restructuring of Luckin’s liabilities under the Notes in January 2022, no further action can be taken in these proceedings (FSD 82 of 2020 (IKJ)), which will be discontinued. No liability or loss was recognized as of December 31, 2020 and 2021 and for the year then ended.

(c) Provision for U.S. securities litigation

The Company has been named as a defendant in various U.S. securities litigations described in “Note 21. Commitments And Contingencies – (b) legal proceedings. Where possible, the Company contests liability and/or the amount of damages appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues a provision for that loss in accordance with relevant ASC 450. The Company recorded a provision for equity litigation of US$187,500 (approximately RMB1,226,119) in the year ended December 31, 2020, which was the global settlement amount that formed the basis of the Federal Class Settlement. The Company is recording an additional US$24,385 (approximately RMB155,314) in the year ended December 31, 2021. The Company’s estimate of probable losses from these litigations is based on either the amount of a settlement (if a settlement has been reached), the Company’s most recent offer made to a claimant (if no settlement has been reached but settlement negotiations have begun), or the implied recovery represented by the Federal Class Action settlement (where no settlement negotiations have begun). The actual loss could be greater or smaller than the Company’s current estimate.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.  SUBSEQUENT EVENTS

In addition to the information disclosed elsewhere in the financial statements, there are the following subsequent events:

Issuance of Senior Preferred Shares

On January 7, 2022, the Company issued 12,307,692 Senior Preferred Shares to Joy Capital with the proceeds of RMB63,726 (US$10,000) at a subscription price equal to US$0.8125 per share under the Investment Agreement that was entered on April 15, 2021. See “Note 15 - Senior Preferred Shares”.

U.S. State Class Action

On January 9, 2022, the Company reached an agreement in principle to settle the claims that have been or could be asserted on behalf of the Notes Class that is not being released pursuant to the Cayman Noteholder Scheme of Arrangement (or otherwise) (the “State Class Settlement”). The State Class Settlement is contingent on the negotiation and execution of a stipulation of settlement, customary approvals by the Board of Trustees of the named plaintiff, and approval of the state court. See “Note 21. Commitment and Contingencies - (b) legal proceedings – U.S. Class Action”.

Effectiveness of the Restructuring

On January 31, 2022, the Company announced that (i) the Restructuring Effective Date occurred on January 28, 2022; (ii) on the Restructuring Effective Date (a) the Notes were cancelled; and (b) the Company issued the Scheme Consideration to all eligible Scheme creditors and the Holding Period Trustee (as applicable), in accordance with the terms of the Scheme.

As of January 28, 2022, in aggregate, the Company has issued Scheme Consideration totaling US$245,455 of cash, US$109,855 of 9.00% Series B Senior Secured Notes due 2027 (the “New Notes”) and 9,235,902 ADSs representing 73,887,216 class A ordinary shares. On April 4, 2022, pursuant to the top-up mechanism under the Scheme, the Company issued 291,699 ADSs representing 2,333,592 class A ordinary shares to Scheme creditors. The New Notes represent the Company’s only offshore debt securities. See “Note 13- Convertible Senior Notes”

Satisfaction Notice from SEC

On February 3, 2022, the Company received a Notice of Satisfaction of Penalty Provision of the Final Judgment (the “Satisfaction Notice”) on SEC Penalty of US $180,000 from SEC who acknowledges the Company that the final distribution plan was not objectionable to the SEC, and proof of cash payments of at least US $180,000 made by the Company and distributed to its security holders has been provided to the Commission. Accordingly, the Company has satisfied the penalty provisions of the Final Judgment and no outstanding balance of penalty shall be paid to SEC.

Dismissal of Provisional Liquidation

On March 7, 2022, the Company announced that pursuant to an order of the Grand Court of the Cayman Islands dated February 25, 2022 (the “Discharge Order”), the winding up petition (as amended) in respect of the Company has been dismissed and the “light-touch” JPLs of the Company have been discharged from their duties effective on March 4, 2022, bringing the Company’s provisional liquidation to a successful close.

The Discharge Order was made following a consensual application by the relevant parties, and after the Company’s previously announced successful restructuring of the Notes by way of the Scheme in the Cayman Islands.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.  SUBSEQUENT EVENTS (CONTINUED)

Closing of Chapter 15 Case

In addition, with the Company’s support and coordination, the JPLs filed a final report with the U.S. Bankruptcy Court on March 4, 2022. The final report confirmed that the purpose of the JPLs’ appearance in the U.S. Bankruptcy Court was complete, and requested entry of an order closing the Chapter 15 Case. The U.S. Bankruptcy Court granted this relief and entered an order closing the Chapter 15 Case on April 8, 2022.

23.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	180,001	3,078,291	483,051
Amount due from a shareholder	22,335	12,975	2,036
Amounts due from subsidiaries	13,082,149	15,657,977	2,457,078
Other current assets	10,889	3,951	619
Total current assets	13,295,374	18,753,194	2,942,784

Non-current assets:
Investments in subsidiaries and VIE	(4,824,019)	(7,495,627)	(1,176,227)
Total non-current assets	(4,824,019)	(7,495,627)	(1,176,227)

Total assets	8,471,355	11,257,567	1,766,557

LIABILITIES AND SHAREHOLDERS’ DEFICITS
Current liabilities:
Amounts due to subsidiaries	111,539	1,410,584	221,351
Other payables	106,921	419,533	65,834
Total current liabilities	218,460	1,830,117	287,185

Other non-current liabilities	197,091	—	—
Convertible notes	3,001,500	2,931,396	460,000
Payable for SEC settlement	1,174,500	—	—
Payable for equity litigants settlement	1,223,438	1,350,257	211,885
Total non-current liabilities	5,596,529	4,281,653	671,885

Total liabilities	5,814,989	6,111,770	959,070

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed balance sheets (continued)

	As of December 31,
	2020	2021
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Mezzanine equity:
Convertible senior preferred shares (US$0.000002 par value; nil and 307,692,307 shares authorized as of December 31, 2020 and 2021, respectively; nil and 295,384,615 issued and outstanding as of December 31, 2020 and 2021, respectively)	—	1,514,660	237,683
Total Mezzanine equity	—	1,514,660	237,683

Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value; 20,000,000,000 and 19,692,307,693 shares authorized as of December 31, 2020 and 2021, respectively, 1,880,396,244 and 1,950,457,380 issued and outstanding as of December 31, 2020 and 2021, respectively)	20	21	3
Class B ordinary shares (US$0.000002 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 144,778,552 and 144,778,552 issued and outstanding as of December 31, 2020 and 2021, respectively)	2	2	—
Additional paid-in capital	14,745,172	15,040,609	2,360,200
Accumulated deficit	(12,452,882)	(11,768,626)	(1,846,754)
Accumulated other comprehensive income	364,054	359,131	56,355
Total shareholders’ equity	2,656,366	3,631,137	569,804

Total liabilities and shareholders’ equity	8,471,355	11,257,567	1,766,557

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive (loss)/income

	For the year ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Operating(loss)/income
Sales and marketing expenses	—	—	188	30
General and administrative expenses	(25,773)	(109,119)	(85,755)	(13,457)
Losses and expenses related to Fabricated Transactions and restructuring	—	(332,814)	(246,410)	(38,667)
Foreign exchange loss	(29)	—	(138)	(22)
Change in the fair value of warrant liability	(8,322)	—	—	—
Share of (losses)/income from subsidiaries and VIE	(3,164,198)	(2,661,076)	67,203	10,546
Interest income	43,606	21,910	296	46
Other (expense)/income	(3,635)	2,445	(4,784)	(751)
Interest and financing expenses	(82)	(107,258)	(35,490)	(5,569)
Provision for SEC settlement	—	(1,177,074)	1,146,474	179,907
Provision for equity litigants settlement	—	(1,226,119)	(155,314)	(24,372)
Net (loss)/income before income taxes	(3,158,433)	(5,589,105)	686,270	107,691
Income tax expense	—	—	—	—
Net (loss)/income	(3,158,433)	(5,589,105)	686,270	107,691
Accretion to redemption value of convertible redeemable preferred shares	(552,036)	—	—	—
Deemed distribution to a certain holder of Series B Preferred Shares	(2,127)	—	—	—
Net (loss)/income attributable to the Company’s ordinary shareholders and angel shareholders	(3,712,596)	(5,589,105)	686,270	107,691

Net (loss)/income	(3,712,596)	(5,589,105)	686,270	107,691
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	79,433	286,697	(4,923)	(773)
Total Comprehensive (loss)/income	(3,633,163)	(5,302,408)	681,347	106,918

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of cash flows

	For the year ended
	December 31,
	2019	2020	2021
		RMB	RMB	US$
Net cash provided by operating activities	17,722	130,504	1,281,735	201,133
Net cash (used in)/provided by investing activities	(5,419,820)	(6,802,055)	170,329	26,728
Net cash provided by financing activities	5,604,614	5,806,861	1,446,226	226,944
Net increase/(decrease) in cash and cash equivalents	202,516	(864,690)	2,898,290	454,805
Cash and cash equivalents at beginning of the years	842,175	1,044,691	180,001	28,246
Cash and cash equivalents at end of the years	1,044,691	180,001	3,078,291	483,051

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

The parent company records its investments in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries and the VIE” and their respective profit or loss as “Share of loss in subsidiaries and the VIE” on the condensed statements of comprehensive (loss)/income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary or VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary or VIE or is otherwise committed to provide further financial support. If the subsidiary or VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net loss not recognized during the period the equity method was suspended.

The subsidiaries and VIE did not pay any dividends to the Company for the years presented.