Form 20-F
period 2022-12-31
Luckin Coffee Inc.
filed 2023-04-06
CIK 1767582

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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

Ms. Jing An, Chief Financial Officer
Tel: +86-592-3386666
Email: ir@lkcoffee.com
28th Floor, Building T3, Haixi Jingu Plaza
1-3 Taibei Road
Siming District, Xiamen City, Fujian
People’s Republic of China, 361008
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Trading Symbol (s)
American depositary shares, each ADS represents eight Class A Ordinary Shares, par value US$0.000002 per share	LKNCY
Class A Ordinary Shares, par value US$0.000002 per share*	N/A

* Not for trading, but only in connection with the quoting of the American depositary shares on the OTC Market.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,079,801,956 Class A Ordinary Shares, par value US$0.000002 per share, 144,778,552 Class B Ordinary Shares, par value US$0.000002 per share, and 307,692,307 senior convertible preferred shares, par value US$0.000002 per share, as of December 31, 2022.

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

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

Yes ☐	No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing eight of the Company’s Class A Ordinary Shares;
●	“Beijing Wholly Foreign Owned Enterprise”, or “Beijing WFOE”, refers to Beijing Luckin Coffee Co., Ltd.;
●	“CAC” refers to the Cyberspace Administration of China;
●	“CSRC” refers to the China Securities Regulatory Commission;
●	“Certificate of Designation” refers to the certificate of designation dated November 30, 2021 that the Company adopted to create and issue a new series of preferred shares;
●	“China” or “PRC” refers to the People’s Republic of China; and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;
●	“Class A Ordinary Shares” refers to the Company’s Class A Ordinary Shares of par value US$0.000002 per share;
●	“Class B Ordinary Shares” refers to the Company’s Class B Ordinary Shares of par value US$0.000002 per share;
●	“Company” refers to Luckin Coffee Inc., a Cayman Islands exempted company in which investors in the ADSs are purchasing an interest; it is a holding company that does not conduct operations;
●	“item sold” refers to an item transacted on our mobile apps or through third-party platforms in a given period, regardless of whether the item was paid for or was merely ordered through our free product marketing initiative;
●	“Luckin,” “we,” “us,” “our company,” “Group” and “our” refer to Luckin Coffee Inc., a Cayman Islands exempted company, its subsidiaries and, only in the context of describing our consolidated financial statements, its variable interest entity;
●	“Ordinary Shares” as of the date hereof refers to the Company’s Class A and Class B Ordinary Shares of par value US$0.000002 per share and, prior to the completion of the Company’s initial public offering, its Ordinary Shares and angel-1 and angel-2 shares of par value US$0.001 per share;
●	“our mobile apps” refers to our self-developed mobile apps, primarily including Luckin mobile apps and Weixin mini program;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“Senior Preferred Shares” refers to a series of preferred shares of the Company of par value US$0.000002 per share, designated as “Senior Preferred Shares” pursuant to the Certificate of Designation;
●	“Shares” refers to shares in the capital of the Company of any or all classes as the context may require, including any Ordinary Shares or Senior Preferred Shares;
●	“SKUs” refers to stock keeping unit, a distinct type of item for sale;
●	“transacting customer” refers to a customer who bought at least one item we offer on our mobile apps or through third-party platforms in a given period, regardless of whether the customer paid for the item or merely ordered through our free product marketing initiative. Each unique mobile account is treated as a separate customer for purposes of calculating transacting customer;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“variable interest entity” or “VIE” refers to Beijing Luckin Coffee Technology Ltd., which is a PRC company whose financial results have been consolidated into our consolidated financial statements for accounting purposes, but is not an entity in which we own equity interest.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

Luckin Coffee Inc. is a Cayman Islands holding company that primarily operates its business in China through its PRC subsidiaries and holds certain foreign restricted licenses and permits which it might need in the future through the VIE (as defined above). Such structure involves unique risks to investors. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure—We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.” Moreover, if the PRC government deems that any of our business operations carried out by our subsidiaries were to be restricted or prohibited from foreign investment or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in the affected operations. Additionally, potential future actions by the PRC government could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, will affect our ability to consolidate the financial results of the VIE, which have not been material to the Group and are not expected to be material in the future. In 2020, 2021 and 2022, the VIE did not contribute any external revenues to our total revenues. As of December 31, 2021 and 2022, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 0.05% and nil of our consolidated total assets as of the same dates, respectively.

We face various risks and uncertainties related to doing business in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business and accept foreign investments. For example, we face risks associated with regulatory approvals on offshore securities offerings, oversight on cybersecurity and data privacy. The PRC government has recently published new policies that significantly affected various industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China.”

Contractual Arrangements and Corporate Structure

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China, but instead are purchasing equity securities of a Cayman Islands holding company, Luckin Coffee Inc., which primarily operates its business in China through its PRC subsidiaries and holds certain foreign restricted licenses and permits, such as the internet content provider license (the “ICP license”), which it might need in the future through the VIE. As current PRC laws and regulations restrict foreign investment in certain telecommunication related businesses, Luckin Coffee Inc. or its direct and indirect subsidiaries do not, and cannot hold such licenses and permits through equity ownership in practice.

Our corporate structure involves unique risks to investors in the ADSs. The Company does not conduct operations by itself, but only through its subsidiaries. Additionally, we have, through the Beijing WFOE, entered into a series of contractual arrangements with the VIE as well as its shareholders, but the VIE is owned by certain nominee shareholders, not us. Investors in the ADSs may not hold any equity interests in the VIE, directly or indirectly, under current PRC laws and regulations. The terms contained in these contractual arrangements enable the Company to (i) direct the activities of the VIE that most significantly impact its economic performance, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by the PRC law. As a result, the Company is considered the primary beneficiary of the VIE for accounting purposes and is able to consolidate the financial results of the VIE in its consolidated financial statements in accordance with U.S. GAAP. However, the Company does not own equity interest in the VIE and its rights through these contractual arrangements may be less effective than equity ownership. Uncertainties with respect to our corporate structure exist because the PRC courts have not determined whether the contractual arrangements with the VIE are enforceable and the PRC courts may determine that the VIE structure violates the restriction on foreign investment. If the enforceability of the contractual arrangements with the VIE became the subject of legal proceedings in China, we could incur substantial legal expenses in the effort to enforce our contractual rights with no assurance of ultimate success.

The following chart shows our corporate structure as of the date of this annual report, including our principal subsidiaries and the VIE.

(1)	Mr. Jinyi Guo, the Company’s Chairman and CEO, and Mr. Gang Wu, the Company’s Senior Vice President, are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively.

Contractual Arrangements with the VIE and Its Nominee Shareholders

We established the VIE to hold certain foreign restricted licenses and permits which we might need in the future, such as the ICP license. The VIE also held some of our intellectual properties which have since been transferred to our PRC subsidiaries. In 2020, 2021 and 2022, the VIE did not contribute any external revenues to our total revenues.

The contractual arrangements entered into by and among the Beijing WFOE, the VIE and its shareholders, as described in more detail below, allow us to:

●	direct the activities of the VIE that most significantly impact its economic performance;
●	receive substantially all of the economic benefits of the VIE for accounting purposes; and

●	have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIE when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we are the primary beneficiary of the VIE for accounting purposes and, therefore, have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. However, our contractual arrangements with the VIE may be less effective than having ownership in providing operational control and we may incur substantial costs to enforce the terms of the arrangements, and may not be successful.

In the opinion of our PRC legal counsel, King & Wood Mallesons:

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

Agreements That Provide Us with Controlling Financial Interest over the VIE

Proxy Agreement and Power of Attorney. Pursuant to the Proxy Agreement and Power of Attorney among Beijing WFOE, the VIE and shareholders of the VIE, these shareholders irrevocably authorize Beijing WFOE or any person(s) designated by Beijing WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the VIE, including, but not limited to, the right to call and attend shareholders’ meetings, to execute and deliver any and all written resolutions and meeting minutes as a shareholder, to keep the official seal, the original and duplicate business licenses, proof of administrative permits, articles of association of the VIE and other key materials for the operation of the VIE in accordance with the applicable internal rules of Beijing WFOE, to vote by itself or by proxy on any matters discussed on shareholders’ meetings, to sell, transfer, pledge or dispose of any or all of the shares, to nominate, appoint or remove the directors, supervisors and senior management, to oversee the economic performance of the VIE, to have full access to the financial information of the VIE at any time, to approve annual budgets or declare dividends, to manage and dispose of the assets of the VIE, to have the full rights to control and manage the VIE’s finance accounting and daily operation, and other shareholders rights conferred by the articles of association of the VIE and the relevant laws and regulations. This agreement will remain in force as long as the VIE exists. The shareholders shall not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact without the prior written consent of the Beijing WFOE.

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

v

Spousal Consent Letters. The spouse of Mr. Guo Jinyi and the spouse of Mr. Wu Gang have signed spousal consent letters separately. Under each spousal consent letters, the spouse unconditionally and irrevocably waives any rights or entitlements whatsoever to such shares that may be granted to her pursuant to applicable laws and undertakes not to make any assertion of rights to such shares. The spouse agrees and undertakes that she will take all necessary actions to ensure the proper performance of the contractual arrangements, and will be bound by the contractual arrangements in case she obtains any equity of the VIE due to any reason.

Share Pledge Agreement. Pursuant to the Share Pledge Agreement among Beijing WFOE and the shareholders of the VIE, the shareholders of the VIE have pledged 100% equity interest in the VIE to Beijing WFOE to guarantee the performance by the VIE and its shareholders of their obligations under the Master Exclusive Service Agreement, Business Cooperation Agreement, Exclusive Option Agreement and agreements to be executed among Beijing WFOE, the VIE and the shareholders from time to time. If the VIE or its shareholders breach their contractual obligations under these agreements, Beijing WFOE, as pledgee, will have the right to dispose of the pledged shares entirely or partially. The shareholders of the VIE also agreed, without Beijing WFOE’s prior written consent, not to transfer the pledged shares, establish or permit the existence of any security interest or other encumbrance on the pledged shares, or dispose of the pledged shares by any other means, except by the performance of the Exclusive Option Agreement. We have completed the registration of the pledge of equity interests in the VIE with the relevant office of State Administration for Market Regulation in accordance with the PRC Property Rights Law.

Agreements That Allow Us to Receive Economic Benefits from the VIE For Accounting Purposes

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our mission, vision, strengths and growth strategies;
●	our future business development, results of operations and financial condition;
●	relevant government policies and regulations relating to our business and industry;
●	COVID-19 pandemic and its impact on our business;
●	the legal and governmental proceedings, investigations and information requests against us;
●	the potential settlement of contingent liabilities pursuant to litigations filed or threatened to be filed against us;
●	the restructuring of our financial obligations;
●	general economic, political, demographic and business condition in China and globally; and
●	assumptions underlying or related to any of the foregoing.

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

●	Important factors that could cause actual future results to differ materially from our expectations include, among others, the following:
●	the success of members of our management in assuming their roles and the ability of the management team to implement and achieve our strategies and goals as they develop;
●	the success of the members of our board of directors in assuming their roles;
●	the impacts of the COVID-19 pandemic on our business;

●	the expense, timing and outcome of legal and governmental proceedings, investigations and information requests relating to, among other matters, our disclosure and accounting practices, including the impact of our settlement with the SEC, pending and ongoing investigations by the U.S. and PRC authorities, a number of pending litigations and other investigations or proceedings that are ongoing or may be initiated;
●	the effect of the non-reliance identified in, and the resultant restatement of our previously issued financial results for the second and third quarters in 2019; and any claims, investigations or proceedings (and any costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom), negative publicity or reputational harm that has arisen or may arise as a result;
●	the effectiveness of the measures implemented to improve the overall effectiveness of our internal control system;
●	potential additional litigation and regulatory investigations (and any costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom), negative publicity and reputational harm on us, products and business that may result from public scrutiny of our business, disclosure and accounting practices;
●	the effect of the restructuring of our financial obligations;
●	the impacts of changes and developments in the international geopolitical environment; and
●	the impacts of changes and developments in regulatory policies in China and the United States.

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

Risks Relating to the Fabricated Transactions, Internal Investigation, Internal Control, Offshore Restructuring and Related Matters

●	The previously disclosed Fabricated Transactions (as defined in Item 3.D. Risk Factors) have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, and required significant time and attention from our senior management, among other adverse impacts.
●	We are the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the Fabricated Transactions, which have had and could continue to have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims and material liabilities.
●	We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that, absent settlement, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and our reputation.
●	Matters relating to or arising from the Fabricated Transactions and the Internal Investigation, including adverse publicity and potential concerns from our customers, suppliers or others with whom we do business, have had and could continue to have an adverse effect on our business and financial condition.
●	If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

Risks Relating to Our Business and Industry

●	If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.
●	We face intense competition in China’s coffee industry and food and beverage sector in general, and our products are not proprietary. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.
●	Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talent. If we fail to hire, train, retain or motivate our staff, our business may suffer.
●	Our business generates and processes a large amount of data, which subjects us to evolving governmental regulations and other legal obligations related to privacy, cybersecurity, information security and data protection, many of which are subject to changes and uncertain interpretations. Any failure to comply with these governmental regulations and legal obligations, improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.
●	A significant interruption in the operations of our third-party suppliers, retail partners and service providers could potentially disrupt our operations.
●	Failure to maintain the quality and safety of our products could have a material and adverse effect on our reputation, financial condition and results of operations.
●	Any significant disruption in our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would materially and adversely affect our business, reputation, financial condition and results of operations.
●	Our operations have been and may continue to be affected by the COVID-19 pandemic.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.
●	We established the VIE to hold certain foreign restricted licenses and permits that we might need in the future. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, affect our financial condition and results of operations. If the PRC government finds such agreements noncompliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them could have a material adverse effect on our business.

●	If any of our business operations carried out by our subsidiaries were to be restricted or prohibited from foreign investment or if our VIE structure were to be deemed as a method of foreign investment under any current or future PRC laws, regulations and rules, our current corporate structure, business, financial condition and results of operations may be materially and adversely affected.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The PRC government exerts substantial influence over the manner in which we conduct our business and may intervene in our offerings conducted overseas or foreign investment in China-based issuer. Any actions by the PRC government to exert more oversight and discretion could result in a material adverse change in our operations or hinder our ability to offer or continue to offer securities to investors. In such events, our Ordinary Shares and ADSs could decline in value or become worthless. For details, see page 38 and 39 of this annual report.
●	Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could adversely affect us. Rules and regulations in China can change quickly with little advance notice. For details, see page 39 and 40 of this annual report.
●	If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections. For details, see page 40 of this annual report.
●	Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB determines in the future that it no longer has full access to inspect or fully investigate our auditors. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States. For details, see page 40 and 41 of this annual report.
●	Various legislative and regulatory developments related to U.S.-listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the United States and the trading prices of our ADSs. For details, see page 42 of this annual report.
●	Cash in our business in the PRC may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash. We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. In particular, the ability of our PRC subsidiaries to pay dividends may be subject to foreign exchange restrictions and dividends may be paid only out of the distributable profits of our PRC subsidiaries as defined under the PRC laws and regulations. For details, see pages 42 and 43 of this annual report.
●	The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering (including equity securities and debt securities), and, if required, we cannot predict whether or for how long we will be able to obtain such approval. For details, see pages 43, 44 and 45 of this annual report.

x

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China, but instead are purchasing equity securities of a Cayman Islands holding company, which primarily operates its business in China through its PRC subsidiaries and holds certain foreign restricted licenses and permits, such as the ICP license, which it might need in the future through the VIE. As current PRC laws and regulations restrict foreign investment in certain telecommunication related businesses, Luckin Coffee Inc. or its direct and indirect subsidiaries do not, and it is not possible for them to hold such licenses and permits through equity ownership in practice. As used in this annual report, “we,” “us,” “our company,” “our,” “Group” or “Luckin” refers to Luckin Coffee Inc. and its subsidiaries, and, in the context of describing Luckin Coffee Inc.’s consolidated financial information, also its variable interest entity.

Our corporate structure involves unique risks to investors in the ADSs. The Company does not conduct operations by itself, but only through its subsidiaries. We entered into a series of contractual arrangements with the VIE, but the VIE is owned by certain nominee shareholders, not us. Investors who are non-PRC residents may not directly hold equity interests in the VIE under current PRC laws and regulations. Our VIE is consolidated for accounting purposes, but the Company does not own equity in it, nor does it operate business through the VIE.

Our contractual arrangements with the VIE have not been tested in court. If the PRC government deems that any of our business operations carried out by our PRC subsidiaries were to be restricted or prohibited from foreign investment, our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in the affected operations. Such events could result in a material change in our operations and a material change in the value of our securities, including causing the value of such securities to significantly decline or become worthless. Additionally, potential future actions by the PRC government could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, will affect our ability to consolidate the financial results of the VIE, which have not been historically material to the Group and are not expected to be material in the near future. In 2020, 2021 and 2022, the VIE did not contribute any external revenues to our total revenues. As of December 31, 2021 and 2022, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 0.05% and nil of our consolidated total assets as of the same dates, respectively. See “—3.D. Risk Factor—Risks Relating to Our Corporate Structure” for a detailed discussion.

As used in this annual report, PRC subsidiaries refer to Luckin Coffee (China) Co., Ltd., Beijing Luckin Coffee Co., Ltd., Luckin Investment (Tianjin) Co., Ltd., Luckin Coffee Roasting (Pingnan) Co., Ltd., Luckin Coffee Food (Jiangsu) Co., Ltd., Luckin Coffee Trading (Xiamen) Co., Ltd., Luckin Coffee Development (Yunnan) Co., Ltd. and their respective subsidiaries in the context of describing their activities. The VIE refers to Beijing Luckin Coffee Technology Ltd. in the context of describing its activities and contractual arrangements with us. The VIE primarily holds certain restricted licenses and permits which we might need in the future.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. We could be adversely affected by uncertainties with respect to the PRC legal system. Rules and regulations in China can change quickly with little advance notice. In addition, the interpretation and enforcement of PRC laws and regulations involve additional uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.

The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore securities offerings, anti-monopoly regulatory investigations and actions, cybersecurity and data privacy compliance. For example, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. See “Item 4. Information on the Company – 4.A. History and Development of the Company – Recent Regulatory Development” for more information about these new laws and regulations. If the CSRC, CAC or other PRC regulatory agencies determine that prior approval is required for any of our offerings of securities overseas or maintenance of the trading status of the ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the trading status of our ADSs. If we proceed with any of such offering or maintain the trading status of our ADSs without obtaining the CSRC’s, CAC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China or accept foreign investments, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected various industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. While we believe that our business operations comply with relevant PRC laws and regulations currently in force in all material respects, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on companies like us. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or become worthless.

We also face risks associated with the Holding Foreign Companies Accountable Act, or the HFCA Act, which was enacted on December 18, 2020. Under the HFCA Act, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditors are subject to the determinations (the “2021 Determinations”). In May 2022, we were conclusively identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in China completely. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCA Act following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. The prohibition of trading of the ADSs on the OTC may materially and adversely affect the value of your investment, including rendering your investment worthless. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States. For details, see “—3.D. Risk Factors—Risks Relating to Doing Business in China—Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB determines in the future that it no longer has full access to inspect or fully investigate our auditors. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States.”

Investors in our securities should note that to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Luckin Coffee Inc., its subsidiaries, or the VIE by the PRC government to transfer cash. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Luckin Coffee Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to holders of our securities. For example, our PRC subsidiaries and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For details about the applicable PRC regulations and rules relating to such cash transfers through our Group and the associated risks, see “- Risks Relating to Doing Business in China - Cash in our business in the PRC may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash. We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. In particular, the ability of our PRC subsidiaries to pay dividends may be subject to foreign exchange restrictions and dividends may be paid only out of the distributable profits of our PRC subsidiaries as defined under the PRC laws and regulations,” “- Risks Relating to Doing Business in China - Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” and “Item 4. Information on the Company – 4.A. History and Development of the Company – Recent Regulatory Development – Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.”

Luckin Coffee Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on its Shares or the ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. None of our PRC subsidiaries has issued any dividends or distributions to their respective parent companies, including Luckin Coffee Inc., or to any investors as of the date of this annual report. Our subsidiaries in the PRC currently retain cash generated from their operating activities and re-invest it in our business operations. In the future, our ability to pay dividends, if any, to our shareholders and ADS holders and to service any debt we may incur will depend upon dividends and other distributions paid by our PRC subsidiaries.

In accordance with the applicable PRC laws and regulations, the funds can be transferred between Luckin Coffee Inc., our PRC subsidiaries, the VIE and the investors. Cash is transferred among Luckin Coffee Inc., Luckin Coffee Investment Inc., our BVI subsidiary, Luckin Coffee (Hong Kong) Limited (“Luckin HK”), Luckin Coffee Roasting (Hong Kong) Limited and Luckin Coffee Roastery (Hong Kong) Limited, our Hong Kong subsidiaries, and their PRC subsidiaries, in the following manner: (i) funds are transferred to Luckin Coffee (China) Co., Ltd. (“Luckin China”), a wholly owned subsidiary of Luckin HK that is the holding company of PRC operating subsidiaries, from the Company as needed through Luckin HK in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Luckin China to Luckin Coffee Inc. through Luckin HK.

As of December 31, 2022, Luckin Coffee Inc. made cumulative capital contributions of US$1,800.8 million to its PRC subsidiaries through an intermediate holding company which were accounted as loan to an intermediate holding company of Luckin Coffee Inc. These funds have been used by the PRC subsidiaries for their operations. In the future, cash proceeds raised from overseas financing activities may be transferred by us through Luckin HK to Luckin China via capital contribution and shareholder loans, as the case may be. Luckin China then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For the condensed consolidating schedule that disaggregates the parent company, the VIE and its consolidated subsidiaries for Luckin Coffee Inc. for 2020, 2021 and 2022, see “Item 5. Operating and Financial Review and Prospects – 5.B. Liquidity and Capital Resources – Holding Company Structure – Condensed Consolidating Schedule.”

The VIE is not involved in the business operations or fund planning of the Group. However, Luckin Coffee Inc. and its subsidiaries may transfer cash to the VIE by loans or capital support, subject to satisfaction of applicable government registration and approval requirements, to satisfy the VIE’s miscellaneous cash demands, such as social insurance fees for employees whose social insurance accounts were registered under the VIE. In 2020, 2021 and 2022, our PRC subsidiaries transferred RMB74.1 million, RMB18.8 million and RMB115.5 million (US$16.7 million), respectively, to the VIE by loans or by capital support. In addition, the VIE may transfer cash as repayment of loans or, on an ad hoc basis, as working capital support to our PRC subsidiaries. In 2020, 2021 and 2022, the VIE transferred to our PRC subsidiaries RMB3.3 million, RMB58.8 million and RMB104.1 million (US$15.1 million), respectively. These funds were used for repayment of loans or to support operations of our PRC subsidiaries. In addition, we and the VIE do not currently have any plans to distribute earnings or settle amounts owed under the VIE Agreements.

3.A.[Reserved]

3.B.Capitalization and Indebtedness

Not applicable.

3.C.Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.Risk Factors

Risks Relating to the Fabricated Transactions, Internal Investigation, Internal Control, Offshore Restructuring and Related Matters

The previously disclosed Fabricated Transactions (defined below) have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, and required significant time and attention from our senior management, among other adverse impacts.

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

The Fabricated Transactions had and could continue to have material adverse impacts on us. We were or are the subject of a number of legal proceedings, investigations and inquiries with respect to the Fabricated Transactions and have been named as a defendant in a number of lawsuits, including class action lawsuits. We incurred significant costs in connection with the Internal Investigation, including legal expenses and costs associated with the restatement and adjustment of our financial statements for the second and third quarters in 2019. We may also incur material costs associated with our indemnification arrangements with our current and former directors and certain of our officers, as well as other indemnitees.

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

Moreover, we have corrected our VAT filing to the PRC tax authorities for rectifying the revenues and VAT payable recognized in relation to the Fabricated Transactions, and in 2022, a fine of RMB500,000 was imposed to us by the PRC tax authorities. However, we are uncertain whether such correction in the previous VAT filing and the fine imposed will fully resolve the matter to the satisfaction of the PRC tax authorities. If the PRC tax authorities do not accept such correction, we may be required to pay corresponding VAT tax for the Fabricated Transactions. In addition, the PRC tax authorities may confiscate the illegal income, and we may be subject to additional fines up to RMB500,000 per implicated entity. We may also be subject to criminal penalties if such violations are deemed to constitute criminal offense.

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

Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us, coupled with the intensified public scrutiny of us and certain of our practices, could result in additional investigations and legal proceedings. Moreover, the matters that led to our Internal Investigation and our financial restatement for the second and third quarters in 2019 have exposed us to increased risks of regulatory proceedings and government enforcement actions. As a result, these proceedings, investigations and inquiries could have a material adverse effect on our reputation, business, financial condition, including our ability to raise new capital, cash flows and results of operations.

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

The matters that led to our Internal Investigation and our financial restatement for the second and third quarters in 2019 have exposed us to increased risks of litigation. We and our current and former directors and officers may, in the future, be subject to additional litigation relating to such matters. Subject to certain limitations, we are obligated to indemnify our current and former directors and officers in connection with such lawsuits and any related litigation or settlement amounts. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees. An unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against us, our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. Following disclosure of the Fabricated Transactions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future.

Matters relating to or arising from the Fabricated Transactions and the Internal Investigation, including adverse publicity and potential concerns from our customers, suppliers or others with whom we do business, have had and could continue to have an adverse effect on our business and financial condition.

We have been and could continue to be the subject of negative publicity focusing on the Fabricated Transactions and adjustment of our financial statements for the second and third quarters in 2019, and we may be adversely impacted by negative reactions from our customers, suppliers or others with whom we do business. Concerns include the perception of the effort required to address our accounting and internal control environment, and the ability for us to be a long-term provider to our customers. Continued adverse publicity and potential concerns from our customers and business partners or others could harm our business and have an adverse effect on our reputation, financial condition and results of operations.

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

We have completed an offshore restructuring of the Company’s indebtedness, including a restructuring of indebtedness to bondholders and settlement of certain of our contingent liabilities, yet we remain subject to pending and potential future lawsuits with respect to the Fabricated Transactions.

On July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” Joint Provisional Liquidators of the Company (the “JPLs”) on the application of the Company in response to the presentation of a winding-up petition by a creditor of the Company in the Cayman Court. During the provisional liquidation, we operated our business under the day-to-day control of the Board, under the supervision of the JPLs, in accordance with a protocol executed on October 16, 2020. By order of the Cayman Court dated February 25, 2022, the petition was dismissed and the JPLs were formally discharged with effect from March 4, 2022, bringing the provisional liquidation and the liquidation proceedings generally to a close. On August 26, 2022, we announced the redemption in full of the US$109.9 million of 9.00% series B senior secured notes due 2027 (the “New Notes” or “Series B Senior Secured Notes”) that we issued as a part of our offshore restructuring, which were our only offshore debt securities. See “Item 4.A. History and Development of the Company” for details of our offshore restructuring. However, we remain subject to pending and potential future lawsuits with respect to the Fabricated Transactions.

We are aware that certain persons and entities (and their beneficiaries) who purchased or otherwise acquired the Company’s ADSs have filed a series of lawsuits alleging that the Company (and others) violated United States securities law. As of the date of this annual report, the Company considers the claims asserted in these lawsuits as contingent liabilities as the Company’s liability has not yet been established by the relevant courts, except for the settlements reached as described in this annual report. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” for further details of the lawsuits filed against us and settlements reached.

On July 22, 2022, we received final approval of a class action settlement from the United States District Court for the Southern District of New York (the “Federal Class Settlement”) in In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC (SDNY). The Federal Class Settlement fully resolves all claims that have been or could be filed on behalf of a class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive. The amount of the Federal Class Settlement is $175 million. However, the Company expects to expend additional amounts to resolve claims of investors who submitted valid opt-out notices to exclude themselves from the Federal Class Settlement. The Company has already been named as a defendant in a number of opt-out lawsuits alleging violations of U.S. securities laws.

On January 9, 2022, the Company reached an agreement in principle with the lead plaintiffs in the putative class action In re Luckin Coffee Inc. Securities Litigation, Index No. 651939/2020 (Sup. Ct. N.Y. Cty.) (the “State Class Action”), pending in the Commercial Division of the Supreme Court of the State of New York (the “State Court”) to resolve claims that have been or could be filed on behalf of a class of purchasers of the Notes who did not release their claims in connection with the Scheme (the “State Class Settlement”). The State Court preliminarily approved the State Class Settlement on October 7, 2022. As of this date, a fairness hearing for the settlement is scheduled for April 28, 2023. As of the date of this annual report, the State Class Settlement remains subject to final approval from the State Court.

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

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (“Section 404”), requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In 2022, our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2022. Based on this evaluation, we concluded that internal control was effective as of December 31, 2022. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm has issued an attestation report, which has concluded that as of December 31, 2022, our internal control over financial reporting was effective.

Even though we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2022, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected.

In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

The circumstances that led to the failure to file our annual report on time may continue to cause delays in our SEC filings.

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

We commenced our operations in October 2017 and have achieved significant growth since our inception. We expanded from a single trial store in Beijing to 5,652 self-operated stores and 2,562 partnership stores in nearly 240 cities in China as of December 31, 2022. We had 134.7 million cumulative transacting customers as of December 31, 2022. At the same time, we continue to evaluate our store performance and adjust our business plan accordingly. In 2022, we closed certain stores with relatively lower performance levels. Our limited operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth rates may decline for any number of possible reasons and some of them are beyond our control, including decreasing customer spending, increasing competition, declining growth of China’s coffee industry or China’s food and beverage sector in general, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our product offerings and may explore new operating models to bring greater convenience to our customers and to increase our customer base and the number of transactions. However, the execution of any new business plans is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. Further, we may bear additional expenses and costs, including the negotiation of adjusted arrangements with suppliers, when we adjust our business plan. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the trading price of the ADSs could decline. In addition, since our business model is innovative in China’s coffee industry, it may increase the difficulty in evaluating our business and future prospects based on our historical operational or financial results.

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

We may be unsuccessful in operating our stores.

●	The operating results of our stores have been and will continue to be subject to a number of factors, including but not limited to:
●	our ability to maintain and enhance the quality of our products and services or to develop and launch new products that meet our customers’ needs;
●	our ability to retain existing customers and attract new customers;
●	our ability to continually increase the number of items sold to each customer and number of items sold in each store;
●	our ability to successfully implement our pricing strategies;
●	our ability to timely respond to changes in market opportunities and customer preferences;
●	our ability to maintain good relationships with third-party suppliers, service providers and strategic partners;
●	our ability to hire, train and retain talented employees;
●	our ability to manage costs of our operations, such as cost of materials, store rental, labor and other operating costs, and sales and marketing expenses;
●	our ability to ensure full compliance with relevant laws and regulations, and maintain adequate and effective control, supervision and risk management over our stores; and
●	our ability to monitor and control the overall operation of our stores.

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

Additionally, the growth of China’s coffee industry is affected by customer tastes, preferences, perceptions and spending patterns. Since we have generated, and expect to continue to generate, a considerable amount of our revenues from the sale of coffee, a shift in customer preferences away from coffee, the changes of spending pattern adversely affecting consumption of coffee, or the decrease or slow growth of coffee consumption in China would harm our business, more than if our revenues were generated from more diversified products.

We may face additional risks associated with our retail partnership model.

We launched our retail partnership model initiative in September 2019, and opened our first partnership store in October 2019. The retail partnership model has become increasingly important to our business as a whole. Our revenues from partnership stores were RMB316.6 million, RMB1,306.1 million and RMB3,069.3 million (US$445.0 million) in 2020, 2021 and 2022, accounting for 7.9%, 16.4% and 23.1% of our total revenues, respectively. The retail partnership model may subject us to a number of risks, including but not limited to:

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

China’s coffee industry and food and beverage sector are intensely competitive. Our products, including our coffee recipes, are not proprietary, and therefore, we are unable to prevent competitors from copying the recipes of our products and sell similar products. We not only compete with a number of coffee shop operators, but also with other businesses, such as convenience stores as well as food and beverages operators with convenient locations. Our competitors may have more financial, technical, marketing and other resources than we do and may be more experienced and able to devote greater resources to the development, promotion and support of their business. Some competitors are well established in China and any defensive measures they take in response to our expansion could hinder our growth and adversely affect our sales and results of operations. In addition, China’s coffee industry is subject to the entry of new and well-funded competitors. For more information related to the competitive landscape of China’s coffee industry, see “Item 4. Information on the Company—4.B. Business Overview—Competition.” Increased competition may reduce our market share and profitability and require us to increase our sales and marketing efforts and capital commitment in the future, which could negatively affect our results of operations or force us to incur further losses. Although we have accumulated a large and growing customer base, there is no assurance that we will be able to continue to do so in the future against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

We have incurred significant operating losses attributable to the Company and we may continue to experience significant operating losses in the future.

We have incurred significant operating losses attributable to the Company since our inception in June 2017. For the years ended December 31, 2020 and 2021, we incurred operating losses of RMB2,587.3 million and RMB539.1 million, respectively, primarily attributable to the expenses in relation to the startup and fast expansion of our business. Although we had operating income of RMB1,156.2 million for the year ended December 31, 2022, we may not be able to maintain our profitability in the future.

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

We have a limited number of suppliers for our raw materials, pre-made food and beverage items, machines, delivery service to our customers and warehouse and fulfillment service. In 2022, we purchased our coffee beans mainly from four suppliers, dairy, including plant-based raw materials such as coconut milk, mainly from five suppliers, syrup mainly from two suppliers and pre-made food and beverage items from a few selected sources, and we also mainly rely on two delivery service providers to provide most of the delivery service to our customers and cooperate with three warehouse and fulfillment service providers for our inventory storage and fulfillments between warehouses and from warehouses to our stores.

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

The quality and safety of our products are critical to our success. For more information on our quality control system, see “Item 4. Information on the Company—4.B. Business Overview—Supply Chain” and “Item 4. Information on the Company—4.B. Business Overview—Food Safety and Quality Control.” However, due to the scale of our operations and growth of our store network, maintaining consistent product quality depends significantly on the effectiveness of our quality control system, which in turn depends on a number of factors, including but not limited to the design of our quality control system, employee training to ensure that our employees adhere to and implement our quality control policies and procedures and the effectiveness of monitoring any potential violation of our quality control policies and procedures. There can be no assurance that our quality control system will always prove to be effective.

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

We have been and continue to be adversely affected by the COVID-19 pandemic since the beginning of 2020. Outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, stores and manufacturing facilities across China. In particular, the resurgence of COVID-19 outbreaks in various cities and regions in China since the end of 2021 have adversely impacted and continues to adversely impact our store operations. In addition, our supply chain has been adversely affected by the COVID-19, including potential impacts of supply shortages or negative effect on our our inventory turnovers.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There remains uncertainty as to the future impact of the virus, especially in light of this change in policy. Moreover, it remains difficult to predict the full impact of the COVID-19 pandemic on the broader economy and how consumer behavior may change, and whether such change is temporary or permanent. Despite the recent modification of zero-COVID policy in China, social distancing, telecommunicating and reductions in travel remain normal in many aspects of people’s lives. These conditions could fundamentally impact the way we work and the services we provide, and could have continuing adverse effects on our results of operations, cash flows and financial condition after the pandemic subsides. The extent to which our operations continue to be impacted by the pandemic will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including resurgences and further spread of existing or new COVID-19 variants, the actions by the government authorities to contain the pandemic or treat its impact, the availability and effectiveness of vaccines, the economic recovery within China and globally, the impact on consumer behavior and other related factors. Our insurance policy does not cover any losses we incur as a result of the pandemic. The COVID-19 pandemic also may have the effect of heightening other risks disclosed in the “Risk Factors” section of this report, such as, but not limited to, those related to supply chain, labor, cybersecurity threats, as well as consumer perceptions of our brands.

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

To complement our business and strengthen our market-leading position, we may form strategic alliances or make strategic investments and acquisitions from time to time. In addition, we continually evaluate the potentials of new business initiatives or new markets. We may experience difficulties in integrating our operations with the newly invested or acquired businesses, executing new business initiatives, managing our expansion, implementing our strategies or achieving expected levels of net revenues, profitability, productivity or other benefits. For example, we officially launched our unmanned retail initiative, including Luckin Coffee EXPRESS and Luckin Pop Mini, in January 2020. Luckin Coffee EXPRESS is an unmanned machine that prepares a selection of freshly brewed drinks. Luckin Pop Mini is an unmanned vending machine that offers a variety of consumer goods. Considering its operational performance, we suspended the operation of Luckin Pop Mini and recorded write-downs of RMB46.7 million associated with this suspension in 2020. Additionally, we recorded impairment loss of long-lived assets of RMB52.1 million and RMB2.1 million in 2019 and 2020, respectively, in connection with the first generation Luckin Coffee EXPRESS machines that we purchased or prepaid for trial operation in 2019 and the subsequent launch in 2020. Further in 2022, due to historical underperformance and updated strategy and business projections, we provided a full impairment of RMB221.8 million for Luckin Coffee EXPRESS machines. Therefore, we cannot assure you that our investments, acquisitions, cooperation and new business initiatives will benefit our business strategy, generate sufficient net revenues to offset the associated costs, or otherwise result in the intended benefits.

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

Publicity about our business and management creates the possibility of heightened attention from the public, regulators and the media. Any negative report regarding our business, financial condition, results of operations, our management and employees could damage our brand image and severely affect the sales of our products and possibly lead to claims, litigation and damages. One of our executive officers, Mr. Fei Yang, was the president of IWOM Marketing Co., Ltd. (“IWOM”), a digital marketing company, when it was convicted of illegal business operation in 2013 for deleting user-generated content for profit. Mr. Yang was held liable as IWOM’s president and was given a short-term (18 months) prison sentence.

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

We have invested significantly in sales and marketing activities to promote our brand and our products and to deepen our relationships with customers. We incurred RMB462.1 million, RMB336.9 million and RMB570.1 million (US$82.7 million) in sales and marketing expenses for the years ended December 31, 2020, 2021 and 2022, respectively. We also regularly offer coupons and vouchers to increase our customer base, retain our existing customers or promote new products, and such promotion activities might not be sustainable.

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

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses and permits to operate our business, including but not limited to business licenses, food operation licenses and fire safety inspections. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations. If we or our retail partners fail to obtain the necessary licenses, permits and approvals, we may be subject to fines, confiscation of the gains derived from the related stores or the suspension of operations of the related stores. We may also experience adverse publicity arising from such noncompliance with government regulations that negatively impacts our brand. We may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new stores. If we fail to obtain the material licenses, our store opening and expansion plan may be delayed. In addition, there can be no assurance that we will be able to obtain and/or renew all of the approvals, licenses and permits required for our existing business operations upon their expiration in a timely manner or at all, which could adversely affect our business operations. The following are some particular risks and potential negative consequences regarding certain lack of requisite approvals, licenses or permits, without prejudice to the generality of the foregoing.

As of the date of this annual report, a small portion of our stores have not obtained business licenses, and we are in the process of obtaining business licenses for these stores. We may be ordered by the government authorities to rectify such noncompliance or to suspend operations of these stores and may be subject to fines of up to RMB500,000 for each store that fails to obtain business licenses.

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

We have experienced significant cash outflow from operating activities since our inception. We had net cash used in operating activities of RMB2,376.8 million, net cash provided by operating activities of RMB123.4 million and net cash provided by operating activities of RMB19.8 million (US$2.9 million) for the years ended December 31, 2020, 2021 and 2022, respectively. Despite the improvement of our operating cash position in 2021 and 2022, we cannot guarantee that we will maintain that positive operating cash position in the future. If our cost of continuing operations increases in the future or our cash generated from operating activities does not meet our expectation, our operating cash position could worsen, and our business could be adversely affected because of the limited amount of cash available to meet the cash needs for operating our business and to fund our investments in our business expansion.

We had net current assets of RMB5,419.2 million, RMB1,791.7 million and RMB3,208.2 million (US$465.1 million) as of December 31, 2020, 2021 and 2022, respectively. We could have a net current liabilities position in the future, which would expose us to liquidity risk. Our future liquidity and ability to make additional capital investments necessary for our operations and business expansion will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will be able to renew existing bank facilities or obtain other sources of financing.

We had in the past failed to comply with the terms of our indebtedness, which accelerated as a result. Failure to comply with the terms of our existing or future indebtedness could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity.

We have entered and may from time to time enter into credit facilities and debt financing arrangements containing financial and other covenants that could, among other things, restrict our business and operations. On July 15, 2020, following the appointment of the JPLs by the Cayman Court, which constitutes an event of default under the indenture of the Notes described above, 100% of the principal of, and accrued and unpaid interest on, the Notes automatically became immediately due and payable. On January 28, 2022, the Restructuring of the Notes became effective, and was substantially consummated, which included the issuance of new debt securities in the form of the US$109.9 million New Notes described above. We announced the redemption in full of the New Notes on August 26, 2022, which were our only offshore debt securities. For more information about the restructuring of the Notes and the issuance of the New Notes, see “Note 12 Convertible Senior Notes” to the Company’s consolidated financial statements included in this annual report. Nevertheless, we may incur other debt financial arrangements in the future. Any breach of covenants under future debt financial arrangements, including by failing to maintain certain financial ratios, may entitle the lenders thereunder to accelerate debt obligations. Any default under our debt financial arrangements could also require that we repay these loans prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity and in turn affect our business, financial condition and results of operations.

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

Any of our expansion into international markets will expose us to additional tax, compliance, market and other risks and there can be no assurance that any such expansion will be successful.

We are exploring expanding our operation into international markets. Our operations in international markets expose us to various risks, including those arising from competition with local competitors (which may have greater resources and/or more favorable market positions), the diversity of customer preferences and demand and our ability to anticipate or respond to such preferences and demand; changes in the political and economic environments in the countries where we operate; changes in regulations, including tax regulations, and the imposition of new duties or other protectionist measures; regulatory or customary restrictions to any aspect of our existing business model; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability. These or other factors may harm our business in international markets or cause us to incur significant costs in these markets, which could have a material adverse effect on our business, results of operations and financial condition.

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

In China, the PRC Cybersecurity Law, which became effective in June 2017, provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC. The PRC government is increasingly focused on data security, and has launched cybersecurity review against a number of mobile apps operated by several U.S.-listed Chinese companies and prohibited these apps from registering new users during the review period.

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

Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cybersecurity Law and Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, became effective on September 1, 2021. According to the CII Protection Regulations, critical information infrastructure, or the CII, refers to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to identify CII in the respective sectors, and a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year. As of the date of this annual report, we have not been identified as a CIIO by the relevant regulatory authority.

Additionally, in December 2021, the CAC and several other administrations jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review requirement to cover “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. See “—Risks Relating to Doing Business in China—The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering (including equity securities and debt securities), and, if required, we cannot predict whether or for how long we will be able to obtain such approval.” Additionally, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security.

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

The Administrative Provisions on the Account Information of Internet Users, which was promulgated by the CAC on June 27, 2022 and became effective on August 1, 2022, sets out guidelines on the administration of the account information of internet users. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.

On July 7, 2022, the CAC promulgated the Data Outbound Transfer Security Assessment Measures, or the Security Assessment Measures, which became effective on September 1, 2022. The Security Assessment Measures provide that, among others, data processors shall apply to competent authorities for security assessment when (1) the data processors transferring important data abroad; (2) a CIIO and personal information processor that has processed personal information of more than one million people, transferring personal information abroad; (3) a data processor who has provided personal information of one hundred thousand individuals or sensitive personal information of ten thousand individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the previous year, and (4) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC.Since these laws and regulations in China are relatively new, uncertainties still exist in relation to their interpretation and implementation. Any change in laws and regulations relating to privacy, data protection and information security and any enhanced governmental enforcement action of such laws and regulations could greatly increase our cost in providing our products and services, limit their use or adoption or require certain changes to be made to our operations. If we fail to comply with these new laws and regulations described above, we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

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

We entered into a cooperation agreement with the Xiamen municipal government to acquire our new headquarters under favorable pricing terms that came with certain commitments, including meeting certain requirements around tax contribution, operating performance and capital investments. However, as of the date of this annual report, it is unlikely that we will be able to fulfill our commitments to the Xiamen municipal government under the cooperation agreement. We are currently in communication with the Xiamen municipal government to discuss a variety of solutions, including to increase our payment or to return several floors of our headquarters, or to modify or enter into a new cooperation agreement. Additionally, we are in the process of obtaining the real property ownership certificate for our headquarters, but we have not obtained such certificate as of the date of this annual report. We cannot assure you that we would be able to amend our agreement without substantial additional cost and expenses, or at all, nor can we assure you that we can successfully obtain the necessary real property certificate. If we are unable to amend our agreement with the Xiamen municipal government, we may be liable for breach of contract. If we are unable to obtain the real property certificate, under applicable PRC property law, the property right of the real estate may not be effectively transferred to us until it is registered by the relevant registration authority, and therefore we may not have the full legal right to use, own or dispose the real estate.

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

We face an inherent risk of liability claims or complaints from our customers. Most of the customer complaints we received were related to the taste and temperature of our food and beverage offerings, consistency in the quality of our products, a long waiting time and the service quality of our staff. We take these complaints seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all customer complaints.

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

In addition, we may be subject to other claims relating to our transactions with our suppliers, business partners and other third parties. For example, in November 2020, UCAR Inc. approached us seeking payment for certain historical expenses UCAR Inc. allegedly paid on behalf of us, including but not limited to the costs incurred for leasehold improvements of certain office space that we occupied. In September 2021, UCAR Inc. initiated an arbitration proceeding against Luckin China in China International Economic and Trade Arbitration Commission, seeking to recover its costs and other relevant expenses allegedly incurred of approximately RMB38.4 million. As of December 31, 2022, the arbitration proceeding was closed with the final judgment that we were obligated to pay approximately RMB 31.7 million for the leasehold improvement and related legal fees. We have made full payment and the ending balance of this liability was nil as of December 31, 2022. There are uncertainties as to whether there would be other similar events and whether any of them would evolve into litigation or other formal proceedings.

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

We adopted a share incentive plan in January 2019 (the “2019 Share Option Plan”) to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in our growth and performance. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2019 Share Option Plan is 79,015,500 Ordinary Shares. As of March 31, 2023, 66,695,568 options (excluding any granted options that were subsequently canceled) have been granted with 13,306,680 vested yet not exercised and 2,907,808 unvested options under the 2019 Share Option Plan. We also adopted an equity incentive plan in January 2021 (the “2021 Equity Incentive Plan”) to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of March 31, 2023, restricted share units to receive ADSs representing 128,816,432 Class A Ordinary Shares (excluding any granted restricted share units that were subsequently canceled) have been granted with restricted share units to receive ADSs representing 75,769,328 Class A Ordinary Shares vested under the 2021 Equity Incentive Plan. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.” For the avoidance of doubt, the 2019 Share Option Plan (and any award offered thereunder) is not replaced or superseded by the 2021 Equity Incentive Plan and both plans continue to operate contemporaneously and independently.

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

We experience seasonality in our business. We generally experience fewer purchase orders during holiday seasons, such as the Chinese New Year holidays. We also experience fluctuations in the types of products sold as a result of weather changes that affect consumers’ preference for different drinks, which have different average selling prices. For example, our sales in the third quarter of 2022 benefited from the relatively hot weather in the summer, as some of our higher margin iced drinks were predominantly sold in hotter months, as compared to relatively colder seasons. However, we cannot guarantee that we will continue to benefit from relatively hotter weather or that such trend will be indicative of our future performance. Therefore, our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of the ADSs may fluctuate from time to time due to seasonality.

Climate change may materially adversely affect our business and financial condition.

The impacts of climate change may materially and adversely impact the cost, production and financial performance of our operations. For example, the supply and price of the raw materials and pre-made products we purchase can be affected by multiple factors which may be caused by or exacerbated by climate change. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our plants and facilities, which could disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation and distribution systems could result in reduced operational efficiency and customer service interruption. Climate related events have the potential to disrupt our business, including the business of our suppliers, and may cause us to experience higher attrition, losses and additional costs to resume operations.

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

We have obtained insurance to cover certain potential risks and liabilities that we face. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire insurance for all the potential risks we face in our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. As of the date of this annual report, we do not have adequate business interruption insurance to cover our operations and potential product liabilities. We also do not maintain key-man life insurance. Following disclosure of the Fabricated Transactions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future.

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

We are a holding company with no operations of our own. We conduct substantially all of our operations in China through our subsidiaries in China and substantially all of our assets are located in China. As such, investors in our ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. In addition, all of our directors and executive officers except Mr. Joel A. Getz (including Dr. Jinyi Guo, Wenbao Cao, Feng Liu, Yang Cha, Sean Shao, Shaoqiang (Gary) Liu, Qianli Liu, Weihao (Michael) Chen, Jun Liu, Jing An, Reinout Hendrik Schakel, Gang Wu, Fei Yang, Shan Jiang and Weiming Zhou) reside within the PRC for a significant portion of the time. See “Item 6. Directors, Senior Management and Employees — 6.A Directors and Senior Management” for the names of our executive officers. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons residing inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands, United States and many other countries and regions.

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

PRC laws and regulations prohibit or limit foreign ownership in certain telecommunication related businesses, for example, value-added telecommunication services. Pursuant to the list of special management measures for the market entry of foreign investment, or the Negative List, published by the National Development and Reform Commission and the Ministry of Commerce on December 27, 2021 and effective on January 1, 2022, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and the major foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Value-Added Telecommunication Services.”

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

We are a Cayman Islands company and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To hold the foreign restricted licenses and permits which we might need in the future, such as the ICP license, we established the VIE. The VIE used to hold some of our intellectual properties that have since been transferred. Beijing WFOE has entered into a series of contractual arrangements with the VIE and its shareholders, which enable us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE and hence consolidate its financial results under U.S. GAAP. However, our control over the VIE is through contractual arrangements, not equity ownership. The VIE is owned by certain nominee shareholders, not us. Investors who are non-PRC residents may not directly hold equity interests in the VIE under current PRC laws and regulations. Our VIE is consolidated for accounting purposes, but the Company does not own equity in it. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIE and Its Nominee Shareholders” for further details.

Our contractual arrangements with the VIE have not been tested in court. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, if the regulations having an impact on the contractual arrangements change or are interpreted differently in the future, or if the PRC government otherwise finds that we or the VIEs are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT, would have broad discretion in dealing with such violations or failures, including, without limitation:

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

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations, and our securities could decline in value or become worthless as a result. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. Such events could result in a material change in our operations and a material change in the value of our securities, including that they could cause the value of such securities to significantly decline or become worthless. If any of these occurrences results in our inability to direct the activities of the VIE or our failure to receive the economic benefits from the VIE and/or our inability to claim our contractual control rights over the assets of the VIE, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them could have a material adverse effect on our business.

PRC laws and regulations prohibit or limit foreign ownership in certain telecommunication related businesses. To comply with these foreign ownership restrictions, we rely on contractual arrangements with the VIE rather than equity ownership in it to use, or otherwise benefit from, certain foreign restricted licenses and permits that we might need in the future, such as the ICP license held by the VIE.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Act (2023 Revision) (the “Companies Act”) and other applicable legislation and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, purchasers of our ADS do not have the same standing as purchasers of our Ordinary Shares under Cayman Islands law. Shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As of February 28, 2023, Centurium Capital, our controlling shareholder, beneficially owns through its affiliates 18.6 % of our total Class A Ordinary Shares, 100% of our total Class B Ordinary Shares and 96% of our total Senior Preferred Shares, representing 55.7 % of the voting power of all of our Ordinary Shares and Senior Preferred Shares as a single class. See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” Centurium Capital’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law and our memorandum and articles of association, including authorization of a plan of merger, changes to our memorandum and articles of association and an increase of our authorized share capital.

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

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The PRC government exerts substantial influence over the manner in which we conduct our business and may intervene in our offerings conducted overseas or foreign investment in China-based issuer. Any actions by the PRC government to exert more oversight and discretion could result in a material adverse change in our operations or hinder our ability to offer or continue to offer securities to investors. In such events, our Ordinary Shares and ADSs could decline in value or become worthless.

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

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and across various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Moreover, the PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore securities offerings, anti-monopoly regulatory investigations and actions, cybersecurity and data privacy compliance; also, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. See “Item 4. Information on the Company – 4.A. History and Development of the Company –Recent Regulatory Development” for more information about these new laws and regulations. If the CSRC, CAC or other PRC regulatory agencies determine that prior approval is required for any of our offerings of securities overseas or maintenance of the trading status of the ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the trading status of our ADSs. If we proceed with any of such offering or maintain the trading status of our ADSs without obtaining the CSRC’s, CAC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China or accept foreign investments, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs.

The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected various industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. While we believe that our business operations comply with relevant PRC laws and regulations currently in force in all material respects, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on companies like us. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or become worthless.

Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could adversely affect us. Rules and regulations in China can change quickly with little advance notice.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. Rules and regulations in China can change quickly with little advance notice. In addition, the interpretation and enforcement of PRC laws and regulations involve additional uncertainties. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

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

If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections.

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

On December 16, 2021, the PCAOB issued the HFCA Act Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, investors may be deprived of the benefits of such PCAOB inspections. In addition, we would be identified as a “Commission-Identified Issuer” under the HFCA Act following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCA Act.

Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB determines in the future that it no longer has full access to inspect or fully investigate our auditors. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCA Act, has been signed into law on December 18, 2020. The HFCA Act requires the SEC to prohibit the trading of securities of a Chinese or non-U.S. company on U.S. securities exchanges or the over-the-counter market if the PCAOB has determined that it has been unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong for two consecutive years because of a position taken by an authority in the company’s jurisdiction.

On December 16, 2021, the PCAOB issued the HFCA Act Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, we were conclusively identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in China completely. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCA Act. Such a trading prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting or trading prohibition would have a negative impact on the price of our ADSs. The threatened trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

Various legislative and regulatory developments related to U.S.-listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the United States and the trading prices of our ADSs.

We may be affected by the legislative and regulatory developments related to U.S.-listed China-based companies. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council issued Several Opinions Concerning Lawfully and Strictly Cracking Down Illegal Securities Activities, pursuant to which the supervision of U.S.-listed China-based companies will be strengthened and the development of relevant regulatory systems in the PRC will be promoted. Furthermore, according to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of offering and listing on a different market. If an overseas listed company purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof. Furthermore, on July 30, 2021, Gary Gensler, the chair of the SEC, released a statement that, among other things, outlined efforts by the SEC to seek certain disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. The statement also indicated efforts of the SEC to engage in targeted additional reviews of filings for companies with significant China-based operations. Recently, there have been heightened tensions in international economic relations, such as those that between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia. In addition, the political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the president executive orders in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States. Our ADS prices may be materially and adversely affected as a result of investors’ general concern over China-based companies in light of any such developments.

Cash in our business in the PRC may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash. We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. In particular, the ability of our PRC subsidiaries to pay dividends may be subject to foreign exchange restrictions and dividends may be paid only out of the distributable profits of our PRC subsidiaries as defined under the PRC laws and regulations.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Luckin Coffee Inc., its subsidiaries, or the VIE by the PRC government to transfer cash.

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

For details about the applicable PRC regulations and rules relating to such cash transfers through our Group, see “Item 4. Information on the Company–4.A. History and Development of the Company–Recent Regulatory Development–Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.” and “– Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering (including equity securities and debt securities), and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.”

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of its offering and listing on a different market. If an overseas listed company purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof.

In addition, on December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced its previous version promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As of the date of this annual report, we have not been required to go through a cybersecurity review by the CAC or other regulatory approvals in connection with maintaining our trading status in the U.S. In addition, (a) from time to time we have been communicating with the competent authorities and will closely monitor and assess further regulatory developments regarding cybersecurity and data privacy laws, including the development on cybersecurity review, and comply with the latest regulatory requirements; (b) we endeavor to improve our data security protection technologies and plan to engage external professional consultants to advise us on cybersecurity and data protection requirements, if needed. However, there remain uncertainties as to how the Cybersecurity Review Measures would be interpreted and enforced, and to what extent it may affect us.

If we do not receive prior approval or complete the filing, to the extent it is required, for any of our future offerings of securities overseas or to maintain the trading status of our ADSs, or if we inadvertently conclude that such prior approval or any filing is not required, the CSRC or other PRC regulatory agencies may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the trading status of our ADSs. If we proceed with any of such offering or maintain the trading status of our ADSs without obtaining these regulatory agencies’ approval or completing the filing to the extent it is required, or if we are unable to comply with any new approval requirements or regulatory requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. Additionally, if the CSRC or other relevant PRC regulatory agencies subsequently determine that such approval is required , we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. See also “Item 4. Information on the Company – 4.A. History and Development of the Company–Recent Regulatory Development–Potential CSRC Approval Required for the Maintenance of Trading of our ADSs” for details of potential approval requirements under the current PRC laws and regulations.

On January 5, 2023, the NDRC promulgated the Administrative Measures for the Approval and Registration of Medium and Long-term Foreign Debts of Enterprises, or the NDRC Measures, effective on February 10, 2023. Pursuant to the NDRC Measures, if a PRC enterprise or an offshore enterprise controlled by a PRC enterprise wishes to issue bonds outside the PRC with a maturity of more than one year, such PRC enterprise must, in advance of issuing such bonds, file certain prescribed documents with the NDRC and obtain a registration certificate from the NDRC in respect of such issue. According to the NDRC Measures, the NDRC will decide whether to accept a submission within five working days upon receipt of the submission and is expected to issue a registration certificate within three months after it accepts the submission. The enterprise must also report certain details of the bonds to the NDRC within 10 business days upon the completion of the bond issuance. Accordingly, we are required to complete the NDRC registration for any note offering outside the PRC and with a maturity of more than one year.

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

On February 24, 2023, the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises was promulgated, or the Provision on Confidentiality, which became effective on March 31, 2023. Pursuant to the Provision on Confidentiality, where a domestic enterprise publicly discloses or provides documents and materials involving state secrets and working secrets of state organs, or Relevant Documents and Materials, to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses Relevant Documents and Materials through its overseas listing subjects, it shall report to the competent department with the examination and approval authority for approval in accordance with the law, and submit to the secrecy administration department of the same level for filing. Where a domestic enterprises provides accounting archives or copies of such archives to entities and individuals such as securities companies, securities service institutions and overseas regulatory authorities, it shall complete the corresponding procedures pursuant to relevant rules of the State. The working materials formed within the territory of the PRC by the securities companies and securities service institutions that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of the PRC, and outbound transfers of such materials shall go through approval procedures in accordance with relevant rules of the State.

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

We may be subject to laws and regulations in the PRC relating to anti-monopoly and prohibition of unfair competition.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector which prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and operators participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, requiring counterparties to trade in restrictive patterns and means, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data).

On August 17, 2021, the SAMR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), which prohibits business operators from using data, algorithms and other technical means to unreasonably provide different transaction information for counterparties with the same trading conditions by collecting and analyzing the transaction information of the counterparties, or the content browsed and times of browsing, or the brand and value of the terminal equipment used in transactions by the counterparties, etc., which infringes the right to know, the right of choice, and the right to fair trading of the counterparties, and disrupts the fair trading order of the market.

Furthermore, on June 24, 2022, the Standing Committee of the National People’s Congress promulgated the amended PRC Anti-monopoly Law, which came into effect on August 1, 2022. The amended PRC Anti-monopoly Law further regulates monopolistic behaviors in the Internet sector, which provides, among others, (i) enterprises must not engage in monopolistic behaviors by taking advantage of data and algorithms, technology, capital advantages, or platform rules; and (ii) enterprises with dominant market position must not abuse their dominant positions by taking advantage of data and algorithms, technology, capital advantages, or platform rules.

There is still uncertainty how the requirement will be implemented and whether further legislation and administration activities will be entailed. The heightened regulatory scrutiny of business operators under the relevant laws and regulations may increase our compliance costs, divert significant management time and attention and our financial resources, and subject us to heightened risks and challenges. We cannot assure you that our business operations comply with the regulations and authorities’ requirements in all respects. If we are found to have any non-compliance issues by relevant authorities, we may be subject to fines and other penalties, and our reputation and business operations may be materially and adversely affected.

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

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. The relevant government authorities may examine whether an employer has made adequate payments of the requisite employee benefit payments, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

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

As of the date of this annual report, all of our PRC subsidiaries have completed the required social insurance and housing fund registration; however, we have not made adequate contributions to social insurance and housing fund for some of our employees. We have recorded accruals for the estimated underpaid amounts of social insurance and housing fund in our financial statements for the fiscal year ended December 31, 2022. Going forward, we may be required by relevant government authorities to pay any other outstanding amount, and we may also be subject to late fees or fines. If we fail to make the outstanding employee benefit plans contributions within the prescribed time frame, we may be subject to a fine of up to three times the amount of the overdue payment. If we are otherwise subject to investigations related to noncompliance with labor laws and are imposed severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

Noncompliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operations.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We engage independent third-party service providers to recruit some outsourced staff. A majority of our part-time storefront staff were such outsourced staff as of December 31, 2022. We believe that we are in compliance with labor-related laws and regulations of the PRC. However, the relevant governmental authorities may take a different view and impose punishment, such as fines, on us.

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

Our products and services are subject to value-added tax (the “VAT”), at a rate of 6%, 10% and 16% before April 1, 2019 and since then 6%, 9% and 13%. VAT is recorded as reduction of our revenue, which amounted to RMB275.7 million in 2020, RMB564.6 million in 2021 and RMB986.4 million (US$143.0 million) in 2022. If the tax authority has a different view on our VAT accounting treatment, our results of operations may be adversely affected.

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

Due to this dual-class share structure, our shareholders have experienced changes to their voting powers when certain Class B Ordinary Shares are converted into Class A Ordinary Shares, and our shareholders may experience future changes in the voting powers resulting from the factors including new Class B share conversion or future share issuances, among others. As of February 28, 2023, Class B Ordinary Shares constituted 5.8 % of our total issued and outstanding share capital and 37.9 % of the aggregate voting power of our total issued and outstanding share capital. As of February 28, 2023, Centurium Capital and its affiliates hold 100% of our Class B Ordinary Shares.

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

●	The approval of the holders of a majority of the then issued and outstanding Senior Preferred Shares shall be required for any adverse alteration to the rights and privileges of the holders of Senior Preferred Shares, any creation, authorization or issuance of any class or series of equity securities of the Company that are superior to or on a parity with the Senior Preferred Shares and certain other actions of the Company set forth in the Certificate of Designation.
●	In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of Senior Preferred Shares shall be entitled to receive distribution in cash out of the assets of the Company available for distribution in preference to the holders of other Shares.
●	Each Senior Preferred Share can be convertible into a number of Class A ordinary share(s) of the Company (or an equivalent number of ADSs) at the ratio calculated using the then-applicable conversion price, which shall initially be the original issue price and is subject to adjustment from time to time.
●	With respect to each Senior Preferred Share, during the period from April 15, 2021 to the third anniversary of its original issuance, if upon an announcement or reporting by any person of any U.S. governmental authority (other than the SEC) entering into an agreement with us, imposing penalty or restriction in connection with the previously disclosed Fabricated Transactions, the trading prices of our ADSs are negatively affected, as determined in accordance with the mechanisms set forth in the Certificate of Designation, the then applicable conversion price of such Senior Preferred Share shall be adjusted downward to reflect the impact of such event.

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

For the period from January 1, 2020 to June 29, 2020 (suspension by the Nasdaq of the trading of our ADSs on the Nasdaq), the daily closing trading prices of our ADSs ranged from US$1.38 to US$50.02 per ADS. The daily closing trading prices of our ADSs ranged from US$6.24 to US$24.94 per ADS in 2022. Since our ADSs have been quoted on the OTC market, the daily closing trading prices of our ADSs ranged from US$1.54 to US$32.13 per ADS up to the date of this annual report. The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. Our involvement in such class actions could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Substantial future sales or perceived potential sales of ADSs in the public market or other equity-linked securities could cause the price of ADSs to decline. See “—Risks Relating to the Fabricated Transactions, Internal Investigation, Internal Control, Offshore Restructuring and Related Matters—We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that, absent settlement, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and our reputation.”

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

Our status as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for certain prior taxable years is subject to uncertainty, and there can be no assurances that we will not be a PFIC for the current or any future taxable year, which would result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or Class A Ordinary Shares.

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

Because we hold a substantial amount of cash, our PFIC status for any taxable year may depend, in part, on the value of our goodwill. The value of our goodwill may be determined by averaging (on a quarterly basis) the excess of the sum of our market capitalization and liabilities over the value of our other assets. If the value of our goodwill for 2019 and 2020 is determined in such manner, based on the trading prices of our ADSs we were not a PFIC for our taxable years of 2019 and 2020. However, because our market capitalization declined significantly since the second quarter of 2020 and throughout 2020, there can be no assurance that the Internal Revenue Service will not assert that the true value of our goodwill for 2019 and the first quarter of 2020 is in fact lower. If the assertion of that position is successful, our PFIC status for our taxable years of 2019 and 2020 would depend on the asserted value of our goodwill for those years.

Based on the composition of our income and assets and the value of our assets (including goodwill), we believe that we were not a PFIC for our 2022 taxable year. However, there can be no assurances that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which, as discussed above, may be determined, in part, by reference to our market capitalization, which has been, and may continue to be, volatile). Because we hold and may continue to hold significant amounts of cash and cash equivalents, and because the value of our goodwill may be determined by reference to our market capitalization from time to time, fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or any future taxable year.

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

In January 2020, we completed a follow-on public offering in which we and a selling shareholder offered and sold an aggregate of 110,400,000 Class A Ordinary Shares in the form of ADSs, concurrent with US$400 million 0.75% convertible senior notes due 2025 (the “Notes”). In the same month, we closed on the exercise in full of the over-allotment option to purchase an additional 16,560,000 Class A Ordinary Shares in the form of ADSs by the underwriters of our follow-on public offering and an additional US$60,000,000 principal amount of Notes by the initial purchasers of our convertible note offering. We received net proceeds of approximately US$418.3 million from our public offering in January 2020 and exercise of over-allotment option after deducting underwriting discounts and commissions and other offering expenses payable by us. And we received net proceeds of approximately US$448.5 million from our convertible note offering in January 2020 and exercise of over-allotment option after deducting initial purchasers discounts and commissions and other offering expenses payable by us.

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

In July 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs. The JPLs were appointed on the application of the Company in response to the presentation of a winding up petition by a creditor of the Company in the Cayman Islands. Following the JPLs’ appointment, which constituted an event of default under our convertible senior notes indenture, 100% of the principal of, and accrued and unpaid interest on, the Notes automatically became immediately due and payable. Accordingly, we took steps to negotiate a restructuring of our financial obligations owing under the Notes (the “Restructuring”), under the supervision of the JPLs. During the provisional liquidation, we operated our business under the day-to-day control of our Board under the supervision of the JPLs, in accordance with a protocol executed on October 16, 2020, which set out the terms upon which the JPLs and our Board would cooperate with respect to the management of the Company. Pursuant to the protocol, we were required to obtain the JPLs’ approval in respect of key management matters, such as our cash allocation, certain outward payments and any steps proposed to be taken by our Board outside of the ordinary course of the business of the Company and its subsidiaries. Under Cayman Islands law, no suit, action or other proceedings could be commenced or continued against the Company in the Cayman Islands during the course of the provisional liquidation, without the leave of the Cayman Court. In addition, the commencement or continuation of suits, actions or proceedings in the territorial jurisdiction of the United States against the Company and its assets in the territorial jurisdiction of the United States. were stayed, to the extent provided in section 362 of title 11 of the United States Code (the “U.S. Bankruptcy Code”). This stay arose pursuant to the order of the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) entered in the case commenced with respect to us under chapter 15 of the U.S. Bankruptcy Code (the “Chapter 15 Case”). The stay remained effective for the duration of the Chapter 15 Case, which was closed on April 8, 2022.

During the provisional liquidation, we negotiated the Restructuring under the supervision of the JPLs. On March 16, 2021, we announced that we had entered into a Restructuring Support Agreement (the “RSA”) with holders of a majority of the aggregate principal amount outstanding under the Notes. We were required to complete certain milestones under the RSA, including obtaining reasonable assurance of funding outside the PRC in an amount sufficient to satisfy the cash consideration to be distributed to the holders of the Notes (the “Financing Milestone”). On June 15, 2021, we announced that we had completed the PRC regulatory approval process, including obtaining relevant approvals from The State Administration of Foreign Exchange (the “SAFE”) of the PRC through a designated PRC foreign exchange handling bank, to transfer such sufficient amount of funds out of the PRC through a planned capital reduction, which satisfied the Financing Milestone under the RSA. On September 1, 2021, we announced that the Company, the JPLs and the holders of a majority of the Notes had extended the milestone to launch the Scheme from September 1, 2021 to September 22, 2021. In accordance with the terms of the RSA (as amended), on September 20, 2021, we filed a summons and a petition in the Cayman Court seeking sanction of the Scheme and directions to convene a meeting of creditors affected by the Scheme. On November 30, 2021, the Scheme was unanimously approved by all creditors who attended the Scheme meeting (in person or by proxy), representing approximately 97.7% of the aggregate outstanding principal amount of the Notes. On December 14, 2021, we announced that the Cayman Court had sanctioned the Scheme, which became fully effective in accordance with its terms on December 17, 2021 following the entry of a final order of the U.S. Bankruptcy Court recognizing and enforcing the Scheme in the territorial jurisdiction of the United States. On December 17, 2021, the Board entered into the Scheme Supervisor Protocol by which the JPLs were appointed in the capacity as Scheme Supervisors in respect of the Company and granted certain rights, powers and duties to oversee and monitor the finances and operations of the Company and its subsidiaries beyond the end of the provisional liquidation, subject to the terms of the Scheme Supervisor Protocol.

On January 28, 2022, the Restructuring of the Notes as contemplated by the Scheme became effective, and was substantially consummated. Subsequently, the parties to the amended winding-up petition (filed in substitution on January 7, 2021) applied consensually to the Cayman Court for leave to withdraw or have the petition dismissed. By order of the Cayman Court dated February 25, 2022, the petition was dismissed and the JPLs were formally discharged with effect from March 4, 2022, bringing the provisional liquidation to a close. In addition, a final report was filed with the U.S. Bankruptcy Court on March 4, 2022 requesting entry of an order closing the Chapter 15 Case, and the U.S. Bankruptcy Court entered an order closing the Chapter 15 Case on April 8, 2022. In aggregate, in exchange for the Notes, we have issued consideration to creditors under the Scheme totaling US$245.5 million of cash, the New Notes and 9,527,601 ADSs representing 76,220,808 Class A Ordinary Shares, which includes 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme, of which 25,004 ADSs were not claimed by creditors and therefore 200,032 Class A Ordinary Shares underlying such unclaimed ADSs were returned to the Company. We announced the redemption in full of the New Notes on August 26, 2022, which were our only offshore debt securities. The aggregate redemption price of the New Notes was US$115.6 million, which constitutes the aggregate principal amount outstanding plus the aggregate accrued interest. The aggregate redemption price was paid from our available offshore cash balance. With the full redemption of the New Notes, the role of the Scheme Supervisors under the previously announced RSA was terminated. See “Note 12 Convertible Senior Notes”to the Company’s consolidated financial statements included in this annual report.

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

On September 20, 2021, we entered into a binding term sheet with the lead plaintiffs in the provisionally certified class action In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC (SDNY) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive, and on October 20, 2021, we entered into a Stipulation and Agreement of Settlement reflecting the terms of the settlement (Federal Class Settlement). The amount of the Federal Class Settlement is US$175 million. The Federal Class Settlement was sanctioned by the Cayman Court overseeing the Company’s “light touch” provisional liquidation on October 21, 2021, and received final approval from the U.S. Court overseeing the class action on July 22, 2022.

On January 21, 2022, we received a request from a Centurium Capital led buyer consortium that also includes IDG Capital and Ares SSG Capital Management (the “Buyer Consortium”) to consent to close Centurium Capital’s previously announced transaction to purchase an aggregate of 383,425,748 Class A Ordinary Shares (the “Sale Shares”) from certain sellers (the “Secondary Sale”). The sellers are Primus Investment Fund, L.P. (in official liquidation) (“Primus”), Haode Investment Inc. (in liquidation) (“Haode”) and Summer Fame Limited (in liquidation) (“Summer Fame”, and collectively with Primus and Haode, the “Sellers”). The Sellers are affiliates of and were formerly controlled by Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian, former management members of the Company, and their families (the “Former Management Members”). The Sellers were ordered to be wound up and are currently in liquidation pursuant to an order of the Cayman Court in respect of Primus, and pursuant to orders of the Eastern Caribbean Supreme Court in the High Court of Justice of the British Virgin Islands (the “BVI Court”) in respect of Haode and Summer Fame. The joint liquidators appointed in respect of the Sellers have exercised their statutory powers to enter into definitive documents to give effect to the Secondary Sale. Proceeds of the Secondary Sale are to be distributed by the joint liquidators to the creditors and stakeholders of each of the Sellers in accordance with the joint liquidators’ statutory duties. Accordingly, we did not receive any of the proceeds from the Secondary Sale. By judgment dated January 17, 2022, the BVI Court sanctioned transactions that form part of the Secondary Sale, as required by the securities purchase agreement that gave effect to the Secondary Sale. After careful consideration, our Board and JPLs of the Company determined the Secondary Sale to be in the long-term best interest of the Company, and accordingly approved the transaction. On January 25, 2022, after receiving consent from the Company, the Buyer Consortium closed the Secondary Sale. Upon the closing of the Secondary Sale, the Former Management Members ceased to have any interest in the Sale Shares and Centurium Capital became our controlling shareholder, holding more than 50% of the voting interest of the Company.Our corporate headquarters is located at 28th Floor, Building T3, Haixi Jingu Plaza, 1-3 Taipei Road, Siming District, Xiamen, Fujian, PRC. Our telephone number at this address is +86-592-3386666. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

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

Security Assessment Measures

On July 7, 2022, the CAC promulgated the Data Outbound Transfer Security Assessment Measures, or the Security Assessment Measures, which became effective on September 1, 2022. The Security Assessment Measures provide that, among others, data processors shall apply to competent authorities for security assessment when (1) the data processors transferring important data abroad; (2) a CIIO and personal information processor that has processed personal information of more than one million people, transferring personal information abroad; (3) a data processor who has provided personal information of one hundred thousand individuals or sensitive personal information of ten thousands individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the previous year; and (4) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC.

Administrative Provisions on the Account Information of Internet Users

The Administrative Provisions on the Account Information of Internet Users, which was promulgated by the CAC on June 27, 2022 and became effective on August 1, 2022, sets out guidelines on the administration of the account information of internet users. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.

Potential CSRC Approval or Filing Required for the Maintenance of Trading of Our ADSs

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of offering and listing on a different market. If an overseas listed company purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof.

We cannot assure you that we will not be required to obtain the approval of or complete the filing with the CSRC or other regulatory authorities to maintain the trading status of our ADSs or to conduct overseas securities offerings in the future. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure—The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering (including equity securities and debt securities), and, if required, we cannot predict whether or for how long we will be able to obtain such approval.” We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings and securities offerings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in this regard.

On February 24, 2023, the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises was promulgated, or the Provision on Confidentiality, which became effective on March 31, 2023. Pursuant to the Provision on Confidentiality, where a domestic enterprise publicly discloses or provides documents and materials involving state secrets and working secrets of state organs, or Relevant Documents and Materials, to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses Relevant Documents and Materials through its overseas listing subjects, it shall report to the competent department with the examination and approval authority for approval in accordance with the law, and submit to the secrecy administration department of the same level for filing. Where a domestic enterprises provides accounting archives or copies of such archives to entities and individuals such as securities companies, securities service institutions and overseas regulatory authorities, it shall complete the corresponding procedures pursuant to relevant rules of the State. The working materials formed within the territory of the PRC by the securities companies and securities service institutions that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of the PRC, and outbound transfers of such materials shall go through approval procedures in accordance with relevant rules of the State.

Contractual Arrangements with the VIE and Its Nominee Shareholders

We established the VIE to hold certain foreign restricted licenses and permits which we might need in the future, such as the ICP license. The VIE also held some of our intellectual properties which have since been transferred to our PRC subsidiaries. In 2020, 2021 and 2022, the VIE did not generate any revenue.

The contractual arrangements entered into by and among the Beijing WFOE, the VIE and its shareholders, as described in more detail below, allow us to:

●	direct the activities of the VIE that most significantly impact its economic performance;
●	receive substantially all of the economic benefits of the VIE for accounting purposes; and
●	have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIE when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we are the primary beneficiary of the VIE for accounting purposes and, therefore, have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. However, our contractual arrangements with the VIE may be less effective than having ownership in providing operational control and we may incur substantial costs to enforce the terms of the arrangements, and may not be successful.

In the opinion of our PRC legal counsel, King & Wood Mallesons:

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

Material Licenses and Permits

As advised by our PRC legal counsel, King & Wood Mallesons, our PRC subsidiaries and the VIE have obtained all material licenses and approvals required for our operations in China, except as disclosed in “Item 3. Key Information —3.D. Risk Factors—Risk Related to Our Business and Industry— Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.” For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry.”

Pursuant to the relevant laws and regulations in PRC where our PRC subsidiaries and the VIE operate their business, we are required to maintain various approvals, licenses and permits, as well as to make certain filings, to operate our business, including business licenses, food operation licenses, fire safety inspections, single-purpose prepaid card filings and commercial franchise filings. If we fail to receive or maintain the necessary licenses, permits and approvals and make the necessary filings, we may be subject to fines, confiscation of the gains derived from the related operations or the suspension of related operations. If we inadvertently conclude that certain permissions or approvals are not required while the PRC regulatory authorities take a view that is contrary to our interpretation, we may be subject to fines, confiscation of the gains derived from the related operations or the suspension of related operations. If applicable laws, regulations or interpretations change and we are required to obtain certain permissions or approvals in the future, there can be no assurance that we will be able to obtain such permissions or approvals required for our existing business operations in a timely manner or at all, which could adversely affect our business operations.

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

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. According to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditors are subject to the determinations. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in China completely. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCA ACT following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For the details of the risks associated with the enactment of the HFCA ACT, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB determines in the future that it no longer has full access to inspect or fully investigate our auditors. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States.”

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

Overview

We believe we are one of the largest coffee networks in China in terms of the number of stores as of December 31, 2022. We have pioneered a technology-driven new retail model to provide coffee, tea and other products with high quality, high convenience and high affordability to our customers. We believe that our disruptive model has fulfilled the large unmet demand for coffee and driven its mass market consumption in China, while allowing us to achieve significant scale and growth since our inception.

Driven by technology, our new retail model is built upon our mobile apps and store network.

●	Mobile apps: Our mobile apps cover the entire customer purchase process, offering our customers a cashier-less environment. This enhances our customer experience, improves our operating efficiency, and allows us to stay connected with our customers and engage them anytime, anywhere.
●	Store network: We operate most stores on our own. We primarily operate two types of stores, namely pick-up stores and relax stores, for different purposes, and we strategically focus on pick-up stores, which accounted for 97.6% of our total self-operated stores as of December 31, 2022. Our pick-up stores have limited seating and are typically located in areas with high demand for coffee, such as office buildings, malls, shopping districts and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. Additionally, we cooperate with our selective retail partners to open partnership stores they operate. We launched our retail partnership model initiative in September 2019 and opened the first partnership store in October 2019. This retail partnership model will complement our existing store network expansion strategy and enable us to penetrate new markets, especially lower tier cities, more efficiently and with limited capital requirements.

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

We offer premium coffee, tea and other high-quality products to our customers. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. Our Espresso blend coffee beans have won numerous awards, including the Gold Medal in the IIAC International Coffee Tasting competition in five consecutive years, from 2018 to 2022. We launched our Newer Latte in September 2020 and SOE coffee series in November 2020, which became popular and were well received by our customers. We also won the Platinum Medal in the IIAC International Coffee Tasting competition in 2020 for the Yirgacheffe coffee beans used for our SOE coffee series. In 2021, we launched our coconut milk series, which became a fast-selling product series that spread quickly and widely on social media and achieved record-breaking sales. We sold over 70 million cups of coconut milk latte in 2021. In 2022, we launched our cheese flavored latte and achieved gross sales of approximately 6.6 million cups within one week. Our coconut milk latte was selected as the Phenomenal Product in the 2021 Boom Grand, and our coconut milk series and cheese-flavored latte were listed on Living Trend of China and won the Flavor Innovation Leading Award by New Weekly in 2021 and 2022, respectively. To diversify our product offering and provide different experiences for our customers, we also partner with reputable suppliers for other products such as tea and light meals.

We have also been able to cultivate a large and loyal customer base and achieve strong growth. We expanded from a single trial store in Beijing to 5,652 self-operated stores and 2,562 partnership stores in nearly 240 cities in China as of December 31, 2022. We had 134.7 million cumulative transacting customers as of December 31, 2022.

China’s coffee market is highly underpenetrated. Inconsistent quality, high prices and inconvenience have hampered the growth of the freshly brewed coffee market in China. We believe that our model has successfully driven mass market coffee consumption in China by addressing these pain points.

Our Strengths

We believe that the following strengths contribute to our success:

●	Leading and fast growing player with extensive coffee network in China;
●	Pioneer of disruptive new retail model anchored upon strong technology capabilities;
●	Robust product development capabilities;
●	Superior customer propositions: high quality, high affordability and high convenience;
●	Strong supply chain with high resilience and premium quality; and
●	Premium brand recognition.

Our Strategies

We intend to achieve our mission and further grow our business by pursuing the following strategies:

●	Serve more people and further enhance customer retention and frequency;
●	Expand our sales network through a well-balanced mix of self-operated and partnership stores;
●	Continuously launch new product offerings with a focus on coffee-related SKUs;
●	Further enhance our technological capabilities;
●	Expand and optimize the management of our supply chain;
●	Prudently explore expansion into overseas markets; and
●	Improve operational efficiency by leveraging technological innovations, increased scale and enhanced organizational agility.

Our Store Network

We believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2022. Most of our stores are self-operated and located in the economically vibrant regions in China. We primarily operate two types of stores, namely pick-up stores and relax stores, for different purposes. We strategically focus on pick-up stores, which are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. We have continued to optimize our store portfolio and in particular during the second half of 2020. Following a detailed review of store performance, we strategically closed a substantial number of underperforming stores while opening new stores based on strict store opening criteria in strategic locations.

Self-Operated Store Model

We opened our first trial store in October 2017, and have rapidly expanded our self-operated store network. As of December 31, 2022, we had 5,652 self-operated stores in operation, including 5,516 pick-up stores and 136 relax stores. The table below sets forth a breakdown of our self-operated stores by store formats as of the dates indicated. Our self-operated store network covered around 60 cities, the majority of which are tier I and tier II cities, as of December 31, 2022.

	As of
	March 31,		June 30,		September 30,		December 31,		March 31,		June 30,		September 30,		December 31,		March 31,		June 30,		September 30,		December 31,
	2020		2020		2020		2020		2021		2021		2021		2021		2022		2022		2022		2022
		% of		% of		% of		% of		% of		% of		% of		% of		% of		% of		% of		% of
	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total
	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores
Pick-up stores	4,257	94.4	4,085	95.7	3,798	96.1	3,791	96.5	3,801	96.5	3,883	96.6	4,077	96.9	4,270	97.1	4,547	97.3	4,841	97.4	5,245	97.6	5,516	97.6
Relax stores	142	3.1	141	3.3	142	3.6	134	3.4	134	3.4	132	3.3	129	3.1	127	2.9	128	2.7	127	2.6	128	2.4	136	2.4
Delivery kitchens	112	2.5	41	1.0	12	0.3	4	0.1	4	0.1	3	0.1	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0
Total	4,511	100.0	4,267	100.0	3,952	100.0	3,929	100.0	3,939	100.0	4,018	100.0	4,206	100.0	4,397	100.0	4,675	100.0	4,968	100.0	5,373	100.0	5,652	100.0

Pick-up Stores

We strategically focus on pick-up stores, which accounted for 97.6% of our stores as of December 31, 2022. Pick-up stores are small-sized stores where our customers can pick up their orders or have their orders delivered to them.

Our pick-up stores are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses.

The majority of these stores generally range from 20 to 60 square meters in size and have limited seating. Such store set-up allows us to get closer to our coffee customers and expand rapidly by virtue of the low rental and decoration costs.

We leverage delivery services to achieve greater geographic coverage and serve more customers, especially when we expand into new areas and cities. Our delivery orders as a percentage of total orders were 20.6%, 27.4% and 28.6% in 2020, 2021 and 2022, respectively.

Relax Stores

We open relax stores for branding purposes. Our relax stores accounted for 2.4% of our stores as of December 31, 2022. Relax stores are generally spacious and larger than 120 square meters in size.

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

Licenses and Compliance

We have standard internal protocols in place guiding city branches and our strategic expansion team in obtaining necessary licenses and permits before opening our stores, including but not limited to business licenses and food operation licenses. However, given local PRC administrative authorities vary in interpreting, implementing and enforcing relevant laws and regulations, we and our retail partners might not be able to obtain all applicable licenses and permits in a timely manner. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Store Renovation and Other Preopening Preparation

We have an in-house renovation team responsible for the renovation and decoration of our self-operated stores. To maintain our consistent brand image and store quality, our headquarters prepares the design of all stores. We adopt standardized design for our pick-up stores, and such standardization allows us to carry out renovation procedures effectively, and recycle furnishing materials efficiently. In 2020, 2021 and 2022, the average renovation and decoration expenses per our self-operated store was around RMB188,000, RMB184,000 and RMB181,396, respectively.

As part of the preopening preparation, we install machines, equipment and procure raw materials as well as other materials and consumables. Typically, each of our self-operated stores is equipped with two to three coffee machines and other equipment, such as ice machine and freezer. In 2020, 2021 and 2022, the average costs for the procurement of coffee machines per our self-operated store was around RMB104,000, RMB102,000 and RMB97,105, respectively. For more information on procurement, see “—Supply Chain.”

Retail Partnership Model

Since September 2019, we started to cooperate with selective partners to operate our partnership stores. As of December 31, 2020, 2021 and 2022, we had 874, 1,627 and 2,562 partnership stores, respectively, covering 232 cities as of December 31, 2022.

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

Our success is powered by our robust product development capabilities. We have a product development center, staffed with around 60 dedicated employees as of December 31, 2022 and expanding, committed to developing cutting-edge product design and premium product quality. In 2022, we launched 108 new SKUs of freshly brewed drinks. With our blockbuster products, such as coconut milk latte, and leading frequency of product releases, we believe our product development capabilities stand at the frontline of the coffee industry in China.

We have been constantly rolling out new products that became popular among customers and well recognized by KOLs. Our major selective product releases include:

●	Coconut milk series. Launched in April 2021, our coconut milk series spread quickly and widely on social media and achieved record-breaking sales. Over 70 million cups of coconut milk latte were sold in 2021. The series were listed on 2021 Living Trend of China by New Weekly, and coconut milk latte was selected as the Phenomenal Product in the 2021 Boom Grand and the Next 30 in Global Tech: Innovative Consumer Products in the World Innovators Meet 2021.
●	Velvet series. The velvet series was another of our widely celebrated product series. Known as “the first cup of velvet latte in autumn” on social media, our velvet latte has been one of our best-sellers since its launch in September 2021. We also released our coconut milk velvet series to promote cross selling by leveraging the established market popularity of our coconut milk series.
●	SOE coffee series. Our SOE coffee series, currently consisting of Yirgacheffe and Hambella, is representative of our premium products that have received recognition from coffee professionals. Featuring the award-winning Hambella 5.0 green beans from Ethiopia, our Hambella series has been one of the most talked about coffee products on social media in China and sold quickly since its release in 2022. We also won the Platinum Medal in the IIAC International Coffee Tasting competition in 2020 for the Yirgacheffe coffee beans used for our SOE products.
●	Newer series. Launched in September 2020, the Newer series is one of our signature innovative products and has been contributing to our sales. With creamy milk add-ons that balance the bitterness of natural coffee, our Newer series has been well received by Chinese consumers and successfully attracted new customers who were not used to drinking coffee.

●	Luckin Exfreezo series. Our Exfreezo drink series is one of our most successful non-coffee products. With a wide variety of flavors and fast-adapting seasonal offerings, the Luckin Exfreezo series complements our product portfolio to cover incremental customer demand and to accommodate changing consumer preferences.

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

In addition, we provide various “Luckin Pop” e-commerce offerings, such as our premium instant coffee and inspirational cups on our mobile apps and e-commerce platforms we collaborated. Such diversity of our product offerings caters to a variety of consumer needs, expands the foothold of our Luckin brand, enhances our brand power and increases customer loyalty.

We are committed to maintaining and improving product quality. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We also source our premium SOE coffee beans in China (Yunnan), Columbia and Ethiopia. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. Our coffee beans have won numerous awards, including winning the Gold Medal in the IIAC International Coffee Tasting competition for five consecutive years from 2018 to 2022. We also partner with reputable suppliers for our other products such as light meals. See “—Supply Chain.”

Branding, Marketing and Sales

Since inception, we have successfully built a premium brand of distinguished value propositions—high quality, high convenience and high affordability. We believe we are one of the leading coffee brands in China, with strong brand equity and a brand image of professionalism, youth, fashion and wellness, captured by our new slogan “Livin’ Young, Luckin On”. In 2022, Luckin ranked among the Top 50 Emerging Chinese Consumption Brands with Strong Growth of the Year by CBNData, and was also awarded the Top Chinese Brand of 2022 by YiMagazine. Our brand ambassadors include several world-renowned baristas and celebrities welcomed especially by young generations in China. Our superior brand and distinguished value propositions allow us to expand our business through word of mouth.

Starting from April 2020, we have implemented two cost-effective initiatives to refine our customer operations, grow our customer base and increase our wallet share, which we believe are critical to our success. First, we leverage our operating experiences and technology capabilities to deepen our understanding of the coffee market in China and to learn and discover patterns of customer behavior, so that we are able to improve our customer experience and in turn to increase customer engagement and sales of our products. Secondly, we endeavor to build private domain traffic in our Luckin mobile app, Weixin mini program and Weixin ecosystem, cultivating a comprehensive private domain ecosystem that enables us to acquire and retain our customers with continuous consumptions. As a result of our marketing efforts and keen understanding of consumers, we successfully developed various blockbuster products that spread quickly and widely on social media and sold quickly, such as coconut milk latte, velvet latte and cheese flavored latte, which we leveraged to expand our customer base and to enhance brand recognition. See “— Our Product Offerings.”

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

Delivery Services

We fulfill customer orders with speedy delivery so that they can enjoy our coffee, tea and other products on time. Our delivery fee schedule is competitively priced, and we offer our customers a discount on the delivery fee if the total order value (based on item list price) exceeds a certain threshold. We have outsourced delivery services to various selected delivery companies. Through our own delivery system and the integration with delivery companies’ system, we are able to improve order-rider matching based on our store location, customer locations and real-time locations of delivery riders, and monitor and track the delivery process. In 2022, approximately 99.4% of our orders were delivered on time.

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

Supply Chain

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

To help ensure the stable supply of our major raw materials, we have identified a number of reliable suppliers and established strong relationships with them. Moreover, we continue to deepen the penetration into the upstream of our supply chain through the meticulous design of the recipes and the stringent control over the entire production process, aiming to guarantee our product quality and improve our production efficiency. For example, we commenced the construction of our second fully automatic intelligent coffee roasting facility in Kunshan, Jiangsu in late 2022, expecting to continuously expanding the leading edge of our supply chain in terms of scale. Based on our relationships with reliable suppliers and our increasing involvement in the supply chain, we believe the risk of systematic shortage of our major raw materials is generally low. However, we may experience temporary supply shortages or transportation delays due to unexpected circumstances, such as changes in customer demand and behaviors as well as impacts of the COVID-19 pandemic. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any disruption to our supply chain and delivery services would negatively impact our business.”

Coffee Beans

We source premium green coffee beans from renowned plantations in China (Yunnan), Guatemala, Brazil, Ethiopia and Colombia, among others, and we only cooperate with selective coffee bean suppliers to ensure the high quality of our products. As of the date of this annual report, our main roasted coffee bean suppliers include Luckin Coffee Roasting (Pingnan) Co., Ltd., one of our PRC subsidiaries, and Kunshan Yizheng Coffee Co., Ltd. To solidify our control over the process of sourcing and roasting coffee beans, we endeavor to construct and operate our own coffee roasting plants. As of the date of this annual report, we own two coffee roasting facilities, one is in Pingnan, Fujian with approximately 45,000 square meters and the other is in Kunshan, Jiangsu with approximately 53,000 square meters which is under construction. We have been negotiating with coffee bean providers who are interested in investing in our coffee roasting plants.

To enhance quality control of green coffee beans, we now purchase all the green coffee beans directly and supply them to our roasted coffee bean suppliers.

We set detailed specifications for green coffee beans based on their origin, including size, flavor and moisture. We employ three rounds of quality screening to ensure the quality of the green coffee beans from the coffee beans origin to the roasting facilities.

We have set up a designated coffee beans quality control team in our headquarters, as well as OEM production management teams at each coffee roasting facility. These teams carry out quality control checks of each batch of the roasted coffee beans. In addition, our coffee beans quality control team performs quality checks of coffee beans in our warehouses.

Condiments and Ingredients

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

Warehouse and Fulfillment

We do not own any warehouses, and currently cooperate with three renowned third-party warehouse and fulfillment service providers, for our inventory storage, fulfilments between warehouses, and fulfilments from warehouses to our stores. Our warehouse and fulfillment service providers are responsible for the management of our inventory stored at their warehouses, in collaboration with our employees we assign to these warehouses. As of December 31, 2022, we leased approximately 30 warehouses across China from third-party logistics providers.

We maintain an intelligent warehouse management system and order management system that are integrated with the systems of our warehouse and fulfilment service providers. Our systems enable real-time analysis of the sales status at each store and automated order placement with our leased warehouses for replenishment purposes. We are also able to track inventory level at each leased warehouse in realtime, and monitor and administer warehouse operations from the moment goods enter the warehouses until they are dispatched and delivered to our stores.

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

Intellectual Property

We develop and protect our intellectual property portfolio by registering our trademarks, copyrights and domain names. As of February 28, 2023, we own 1,650 registered trademarks with the Trademark Office of the PRC National Intellectual Property Administration, 23 registered copyrights of software and 19 registered copyrights of works with the PRC National Copyright Administration, and 11 domain names with the Ministry of Industry and Information Technology.

In addition, we have entered into standard employee confidentiality agreements with our technology development employees, which provide that the employees own confidentiality obligations in relation to our trade and technology secrets and we own intellectual property rights of works developed within the scope of employment of the employees.

User Privacy and Data Security

Various laws and regulations, such as the Civil Code of the PRC, the Cybersecurity Law of the PRC, the Data Security Law of the PRC, which took effect on September 1, 2021, the Personal Information Protection Law of the PRC, which took effect on November 1, 2021, the Administrative Provisions on the Account Information of Internet Users, which took effect on August 1, 2022, and the Security Assessment Measures, which took effect on September 1, 2022, govern the collection, use, retention, sharing and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase.

We have adopted policies, procedures and guidelines and update these policies, procedures and guidelines from time to time, in order to comply with these laws and regulations and protect the personal privacy of our customers and the security of their data. We also conduct regular information security training for our employees to further elevate their awareness. In addition, we have a dedicated cybersecurity team, which is responsible for formulating and implementing systems related to user privacy and data security, as well as monitoring system vulnerabilities and detecting coding errors. To keep abreast with recent regulatory developments, we have engaged external cybersecurity experts to advise on and evaluate the security performance of our information system and maintained active communication with regulatory authorities. In December 2022, our self-developed Luckin mobile app’s level of classified protection was graded level 3 by China Software Test Center pursuant to the Information Security Technology – Evaluation Requirement for Classified Protection of Cybersecurity issued by the PRC Standardization Administration. Our self-developed Luckin mobile app has passed the evaluation by the China Cybersecurity Review Technology and Certification Center (the “CCRC”) and obtained the CCRC-APP security certification. We were also accredited to ISO27001 Information Security Management System certification by British Standards Institution (the “BSI”) in 2022.

Our Board has general oversight power over cybersecurity issues and delegates the daily supervision responsibility to our chief executive officer, Dr. Guo. The head of our IT department directly reports cybersecurity status to Dr. Guo, and in case of a cybersecurity incident, Dr. Guo will report the incident to our Board to take appropriate and timely measures in response to the incident. In 2022 and up to the date of this annual report, we did not experience any leakage or loss of user data or any other data security incidents, nor did we receive any administrative penalty regarding user privacy and data security issues.

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

Sustainable Development

Sustainable Development Committee

To enhance our environmental, social and corporate governance (ESG) initiatives, the Board has established a Sustainable Development Committee, comprised of certain directors, executives and external experts, to advise the Board in fulfilling its oversight responsibilities with regard to sustainability matters. The Sustainable Development Committee is co-chaired by Mr. Weihao (Michael) Chen and Dr. Jinyi Guo, who will be responsible for developing and implementing sustainability related initiatives, policies and disclosures.

Corporate Governance Report

We released our Corporate Governance Report for the period January 1, 2022 through September 30, 2022, highlighting the Company’s focus on corporate innovation and sustainable development, and is aimed at helping Luckin Coffee stakeholders better understand its operations and long-term strategic priorities. The full report is available on the Company’s website: https://investor.lkcoffee.com/corporate-governance/governance.

The report discloses information and developments on Luckin Coffee’s strengthened corporate governance concepts, structure and practices. Below are some of the key highlights of our corporate governance initiatives and practices, as outlined in the report:

●	Introduced the Company’s core values of integrity, craftsmanship, innovation, ownership and cooperation;
●	Reshaped corporate governance structure to enable a multi-faceted supervision system with clear segregation of duties;

●	Implemented a “Three Lines of Defense” risk management structure which utilizes a cross-organizational, multi-functional audit and control mechanism;
●	Established Sustainable Development Committee and introduced an environmental, social and governance framework;
●	Implemented strict quality-control measures, guided by Food Safety and Quality Control Committee which identifies, assesses, mitigates and continuously monitors all product quality-related risks;
●	Developed a stringent raw material management system to ensure product quality and safety and integrate ethical supply chain practices;
●	Conducted multiple training programs to support the diversity and the rapid growth of the Company’s personnel; nearly 50% of full-time staff are women.

Sustainability Strategic Direction

We announced our sustainability strategic direction: we plan to leverage the advantages of the internet and digitalization, starting from the promotion of a sustainable business model, the construction of sustainable value chain and the cultivation of sustainable social ecology, to link a wider range of value chain partners, and strive to create value for the economy, society and environment. Based on this, we aim to develop the sustainable development strategy, goals and commitments of Luckin Coffee within 2023, and promote comprehensive sustainable development practices with a scientific and prudent attitude.

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

Insurance

We provide social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits for our employees. We provide personal accident insurance for certain of our management. Consistent with customary industry practice in China, we do not have adequate business interruption insurance to cover our operations and potential product liabilities. We have obtained insurance to cover certain potential risks and liabilities, such as public liability insurance, property all risks, engineering all risks and safety manufacturing insurance. See “Item 3. Key Information—3.D. Risk Factors— Risks Relating to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Enforcement of Civil Liabilities

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We enjoy the following benefits:

●	political and economic stability;
●	an effective judicial system;
●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and
●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and
●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and a most of our assets are located in China. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Harney Westwood & Riegels, our counsel as to Cayman Islands law, and King & Wood Mallesons, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would: recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by our Cayman Islands legal counsel, Harney Westwood & Riegels, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands, will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

We have been advised by King & Wood Mallesons, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. King & Wood Mallesons has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or our Ordinary Shares.

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

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in March 2022 and effective on May 1, 2022, or the FITE Regulations, except as otherwise stipulated by the state, the ultimate foreign equity ownership in a value-added telecommunications services, or the VATS, provider may not exceed 50%. Pursuant to the Decision of the State Council to Amend and Repeal Certain Administrative Regulations (2022), which was promulgated on March 29, 2022 and became effective on May 1, 2022, except as otherwise stipulated by the state, the ultimate foreign equity ownership in a VATS provider may not exceed 50% and the foreign investor contemplating to acquire equity interest in a VATS provider in China will not be required to demonstrate a good track record and experience in operating value-added telecommunication business overseas.

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

On December 28, 2021, the Cyberspace Administration of China, or the CAC, the NDRC, the MIIT, and several other administrations jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures replaces its previous version promulgated on April 13, 2020. According to the Cybersecurity Review Measures, (i) when the purchase of network products and services by a critical information infrastructures operator or the data processing activities conducted by a network platform operator affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Cybersecurity Review Measures. The aforesaid operators shall file for a cybersecurity review with Cybersecurity Review Office under the CAC if their behavior affects or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. Cybersecurity reviews focus on assessing the following national security risks factors associated with relevant objects or circumstances: (i) the risk of illegal control, interference or destruction of critical information infrastructure, arising from the purchase and utilization of network products and services; (ii) the harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of network products and services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with the PRC laws, administrative regulations and ministry rules of the suppliers of network products and services; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country; (vi) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the network information security risk in relation to listing abroad; and (vii) other factors that may harm critical information infrastructure, cyber security and/or data security.

The Administrative Provisions on the Account Information of Internet Users, which was promulgated by the CAC on June 27, 2022 and became effective on August 1, 2022, sets out guidelines on the administration of the account information of internet users. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.

On July 7, 2022, the CAC promulgated the Data Outbound Transfer Security Assessment Measures, or the Security Assessment Measures, which became effective on September 1, 2022. The Security Assessment Measures provide that, among others, data processors shall apply to competent authorities for security assessment when (1) the data processors transferring important data abroad; (2) a CIIO and personal information processor that has processed personal information of more than one million people, transferring personal information abroad; (3) a data processor who has provided personal information of one hundred thousand individuals or sensitive personal information of ten thousands individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the previous year; and (4) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC.

To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and customer information.

Regulation on Internet Privacy

Pursuant to the Administrative Provisions on Mobile Internet Applications Information Services, effective on August 1, 2016 and amended on June 14, 2022 and effective on August 1, 2022, owners or operators of mobile applications that provide information services shall obtain the relevant qualifications prescribed by laws and regulations, strictly implement their information content administrator responsibilities and carry out certain duties, including to authenticate the real identity information of users, establish and complete information content inspection and management mechanisms, perform the data security protection obligations and regulate personal information processing activities. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which clarifies several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information,” “provision” and “unlawful acquisition of citizens’ personal information.” Also, it specifies the standards for determining the “serious circumstances” and “particularly serious circumstances” of this crime.

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

On August 20, 2021, the Personal Information Protection Law was promulgated by the Standing Committee of the National People’s Congress and became effective on November 1, 2021. The Personal Information Protection Law provides for various requirements on personal information protection, including the legal basis for data collection and processing, requirements on data localization and cross-border data transfer, requirements for consent of personal data collection and processing, and requirements on processing sensitive personal information. The Personal Information Protection Law also provides that the customers shall be entitled to opt out of the information recommendation or commercial marketing to individuals conducted by means of automated decision-making, or to be provided simultaneously with options not specific to individuals’ characteristics.

To comply with these laws and regulations, we collect and use personal information and data from our customers with their prior consent, and have established information security systems to protect customers’ privacy. There are uncertainties with respect to the interpretation and implementation of these data security laws and regulations, so our data-related measures may be subject to additional compliance requirements and regulatory burdens, and we may be required to make further adjustments to our business practices to comply with the interpretation and implementation of such laws.

Regulations on E-Commerce and Platform Economy

The Standing Committee of the National People’s Congress of PRC enacted the PRC E-Commerce Law on August 31, 2018, which became effective on January 1, 2019. Under the PRC E-Commerce Law, e-commerce refers to operating activities of selling goods or providing services through the internet or other information networks. The PRC E-Commerce Law generally applies to: (i) platform operators, which refer to legal persons or unincorporated organizations that provide network places of business, transaction matching, information release and other services to enable the transaction parties to carry out independent transaction activities; (ii) operators on the platform, which refer to e-commerce operators that sell goods or provide services to customers through e-commerce platforms; and (iii) other e-commerce operators that sell goods or provide services through self-established websites or other network services. The e-commerce operators must comply with the principles of voluntariness, equality, fairness, and good faith, abide by laws, observe business ethics, equally participate in market competition, perform obligations regarding the protection of consumers’ rights and interests, environmental protection, intellectual property protection, and the protection of cybersecurity and personal information, take charge of the quality of products and services, and receive the supervision of the government and the general public. In particular, the E-Commerce Law requires e-commerce operators to respect and equally protect consumers’ legitimate rights and provide options to consumers without targeting their personal characteristics, and also requires e-commerce operators to clearly point out to consumers their tie-in sales in which additional services or products are added by merchants to a purchase, and not to assume consumers’ consent to such tie-in sales by default. The PRC E-commerce Law also provides rules in relation to e-commerce contracts, dispute settlements, e-commerce development as well as legal liabilities involved in e-commerce.

Pursuant to the Online Trading Supervision and Management Measures promulgated by the SAMR on March 15, 2021, and effective on May 1, 2021, provisions are made on the information collection and transactions involved in online transactions, including that online trading operators shall follow the principles of legality, propriety and necessity when collecting and using consumers’ personal information, specifically notify consumers about the purpose, method and scope of the collection and use of the information and obtain the consumers’ consent. Online trading operators who collect and use consumers’ personal information should announce their policies on collection and use and should not collect and use the information in breach of laws and regulations and the agreement between the parties. Online trading operators shall fully, truly, accurately and timely disclose commodity or service information to protect consumers’ right to know and choose.

On December 31, 2021, the Cybersecurity Administration of China, MIIT, Department of Public Safety and SAMR released the Regulations on Algorithm Recommendation Management of Internet Information Service, effective on March 1, 2022, pursuant to which the algorithm recommendation service provider shall fulfill the principal responsibility of algorithm security, establish and improve management systems and be equipped with professional staff and technical support suitable for the scale of the algorithm recommendation service. The Regulations on Algorithm Recommendation Management of Internet Information Service implements classification and hierarchical management for algorithm recommendation service providers based on varies criteria. Moreover, it requires algorithmic recommendation service providers to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. If the users choose to cancel the algorithm recommendation service, the algorithm recommendation service provider shall immediately stop providing relevant services. Algorithmic recommendation service providers shall also provide users with the function to select or delete user labels that are based on personal characteristics and used for algorithmic recommendation services.

In addition, on February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines, which sets out detailed standards and rules in respect to the definition of relevant markets, typical types of cartel activity and abusive behavior by companies with market dominance, which provide further guidance for enforcement of anti-monopoly laws regarding online platform operators. The Anti-Monopoly Guidelines further details the types of horizontal agreements, vertical agreements, hub-andspoke agreements and collusion which may constitute monopoly agreements in the platform economy. It also sets out a number of key factors that may be relevant in identifying a dominant undertaking, including, among others, predatory pricing, unfair pricing, refusal to deal, restraint of trade, tie-in, unreasonable trading conditions and discrimination. The Anti-Monopoly Guidelines prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and operators participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, requiring counterparties to trade in restrictive patterns and means, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data).

On August 17, 2021, the SAMR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), or the Unfair Competition Prohibition Provisions, which prohibits business operators from using data, algorithms and other technical means to unreasonably provide different transaction information for counterparties with the same trading conditions by collecting and analyzing the transaction information of the counterparties, or the content browsed and times of browsing, or the brand and value of the terminal equipment used in transactions by the counterparties, etc., which infringes the right to know, the right of choice, and the right to fair trading of the counterparties, and disrupts the fair trading order of the market. The Unfair Competition Prohibition Provisions further prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services legally offered by other business operators. Furthermore, business operators are not allowed to (i) fabricate or spread misleading information to damage the reputation of competitors, or (ii) employ marketing practices such as fake reviews or use coupons or “red envelopes” to entice positive ratings.

The Anti-Monopoly Law of the PRC, or the Anti-Monopoly Law, which was promulgated by the Standing Committee of the National People's Congress on August 30, 2007 and amended on June 24, 2022, prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition. The Anti-monopoly Law, among others further regulates monopolistic behaviors in the Internet sector, which provides, among others, (i) enterprises must not engage in monopolistic behaviors by taking advantage of data and algorithms, technology, capital advantages, or platform rules; and (ii) enterprises with dominant market position must not abuse their dominant positions by taking advantage of data and algorithms, technology, capital advantages, or platform rules.

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

Pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or Overseas SPV, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, the term of operation, or any increase or reduction of the Overseas SPV’s registered capital, a share transfer or swap, and a merger or division. Pursuant to the SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-Related Foreign Exchange Administration Policies, or the SAFE Notice 13, which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment are directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

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

Regulations Relating to Overseas Listings

In August 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of offering and listing on a different market. If an overseas listed company purchases PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof.

Our PRC legal counsel, King & Wood Mallesons, has advised us that, should we seek to (i) offer or list subsequent securities on U.S. stock exchanges, (ii) offer or list securities on other overseas stock exchange, or (iii) purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, we are required to file with the CSRC. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules and Overseas Listing Trial Measures will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules and Overseas Listing Trial Measures.

On February 24, 2023, the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises was promulgated, or the Provision on Confidentiality, which became effective on March 31, 2023. Pursuant to the Provision on Confidentiality, where a domestic enterprise publicly discloses or provides documents and materials involving state secrets and working secrets of state organs, or Relevant Documents and Materials, to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses Relevant Documents and Materials through its overseas listing subjects, it shall report to the competent department with the examination and approval authority for approval in accordance with the law, and submit to the secrecy administration department of the same level for filing. Where a domestic enterprises provides accounting archives or copies of such archives to entities and individuals such as securities companies, securities service institutions and overseas regulatory authorities, it shall complete the corresponding procedures pursuant to relevant rules of the State. The working materials formed within the territory of the PRC by the securities companies and securities service institutions that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of the PRC, and outbound transfers of such materials shall go through approval procedures in accordance with relevant rules of the State.

Regulations on Labor

Labor Contract Law

As of January 1, 2008 and as amended on December 28, 2012, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers fall under the Labor Contract Law of the PRC, or the Labor Contract Law. Enterprises and institutions are forbidden to force the laborers to work beyond the time limit and the employers shall pay laborers overtime working compensation in accordance with national regulations. In addition, the labor wages shall not be lower than local standards on minimum wages and shall be paid to the laborers timely. According to the Labor Law of the PRC effective as of January 1, 1995, and as amended on December 29, 2018, enterprises and institutions shall establish and perfect their systems of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety and sanitation, and educate laborers on workplace safety and sanitation. Workplace safety and sanitation facilities shall comply with state-fixed standards.

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

Regulations on Property Leasing

Under the Administrative Measures on the Lease of Commodity Housing issued by the Ministry of Housing and Urban-Rural Development on December 1, 2010, the parties to a lease agreement shall go through the lease registration and filing process with the competent construction (real estate) departments of the municipalities directly under the PRC Government, cities and counties where the housing is located within 30 days after the lease agreement is signed. For those who fail to comply with the above regulations, such competent departments may impose a fine of between RMB1,000 and RMB10,000 per lease. Under the Civil Code of the PRC issued by the National People’s Congress on May 28, 2020 and effective on January 1, 2021, where the parties fail to perform the registration and filing procedures for the leasing contract in accordance with the laws and administrative regulations, the validity of the contract is not affected.

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

Trademark

Pursuant to the Trademark Law of the PRC, as most recently amended on April 23, 2019 and effective on November 1, 2019, the right to exclusive use of a registered trademark shall be limited to trademarks that have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, pay damages, etc.

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

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC promulgated on December 13, 1993 and last amended on November 19, 2017 and its implementation rules, all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay value-added tax. Pursuant to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Tax in Lieu of Business Tax (the “Circular 36”), which was promulgated by the Ministry of Finance and the State Administration of Taxation on March 23, 2016, implemented on May 1, 2016, and recently amended on March 20, 2019, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner as of May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax. Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates promulgated on April 4, 2018 and effective on May 1, 2018, by Ministry of Finance and State Administration of Taxation, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or the imports of goods, the previous applicable 17% and 11% tax rates are adjusted to be 16% and 10% respectively.

Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform promulgated on March 20, 2019 by MOF, SAT and the General Administration of Customs and effective on April 1, 2019, with respect to VAT taxable sales or imported goods of a VAT general taxpayer, where the VAT rate of 16% and 10% applies currently, it shall be adjusted to 13% and 9%, respectively.

4.C.    Organizational Structure

Contractual Arrangements and Corporate Structure

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China, but instead are purchasing equity securities of a Cayman Islands holding company, Luckin Coffee Inc., which primarily operates its business in China through its PRC subsidiaries and holds certain foreign restricted licenses and permits, such as the ICP license, which it might need in the future through the VIE. As current PRC laws and regulations restrict foreign investment in certain telecommunications-related businesses, Luckin Coffee Inc. or its direct and indirect subsidiaries do not and cannot hold such licenses and permits through equity ownership in practice.

Our corporate structure involves unique risks to investors in the ADSs. The Company does not conduct operations by itself, but only through its subsidiaries. Additionally, we have, through the Beijing WFOE, entered into a series of contractual arrangements with the VIE as well as its shareholders, but the VIE is owned by certain nominee shareholders, not us. Investors in the ADSs may not hold any equity interests in the VIE, directly or indirectly, under current PRC laws and regulations. The terms contained in these contractual arrangements enable the Company to (i) direct the activities of the VIE that most significantly impact its economic performance, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by the PRC law. As a result, the Company is considered the primary beneficiary of the VIE for accounting purposes and is able to consolidate the financial results of the VIE in its consolidated financial statements in accordance with U.S. GAAP. However, the Company does not own equity interest in the VIE and its rights through these contractual arrangements may be less effective than equity ownership. Uncertainties with respect to our corporate structure exist because the PRC courts have not determined whether the contractual arrangements with the VIE are enforceable and the PRC courts may determine that the VIE structure violates the restriction on foreign investment. If the enforceability of the contractual arrangements with the VIE became the subject of legal proceedings in China, we could incur substantial legal expenses in the effort to enforce our contractual rights with no assurance of ultimate success, and the value of our securities could decline significantly or become worthless.

The following chart shows our corporate structure as of the date of this annual report, including our principal subsidiaries and the VIE.

(1)	Mr. Jinyi Guo, the Company’s Chairman and CEO, and Mr. Gang Wu, the Company’s Senior Vice President, are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively.

Contractual Arrangements with the VIE and Its Nominee Shareholders

We established the VIE to hold certain foreign restricted licenses and permits which we might need in the future, such as the ICP license. The VIE also held some of our intellectual properties which have been transferred to our PRC subsidiaries. In 2020, 2021 and 2022, the VIE did not contribute any external revenues to our total revenues.

The contractual arrangements entered into by and among the Beijing WFOE, the VIE and its shareholders, as described in more detail below, allow us to:

●	direct the activities of the VIE that most significantly impact its economic performance;
●	receive substantially all of the economic benefits of the VIE for accounting purposes; and
●	have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIE when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we are the primary beneficiary of the VIE for accounting purposes and, therefore, have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. However, our contractual arrangements with the VIE may be less effective than having ownership in providing operational control and we may incur substantial costs to enforce the terms of the arrangements, and may not be successful.

In the opinion of our PRC legal counsel, King & Wood Mallesons:

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

Agreements That Provide Us with Controlling Financial Interest Over the VIE

Proxy Agreement and Power of Attorney. Pursuant to the Proxy Agreement and Power of Attorney among Beijing WFOE, the VIE and shareholders of the VIE, these shareholders irrevocably authorize Beijing WFOE or any person(s) designated by Beijing WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the VIE, including, but not limited to, the right to call and attend shareholders’ meetings, to execute and deliver any and all written resolutions and meeting minutes as a shareholder, to keep the official seal, the original and duplicate business licenses, proof of administrative permits, articles of association of the VIE and other key materials for the operation of the VIE in accordance with the applicable internal rules of Beijing WFOE, to vote by itself or by proxy on any matters discussed on shareholders’ meetings, to sell, transfer, pledge or dispose of any or all of the shares, to nominate, appoint or remove the directors, supervisors and senior management, to oversee the economic performance of the VIE, to have full access to the financial information of the VIE at any time, to approve annual budgets or declare dividends, to manage and dispose of the assets of the VIE, to have the full rights to control and manage the VIE’s finance accounting and daily operation, and other shareholder rights conferred by the articles of association of the VIE and the relevant laws and regulations. This agreement will remain in force as long as the VIE exists. The shareholders shall not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact without the prior written consent of the Beijing WFOE.

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

Spousal Consent Letters. The spouse of Mr. Guo Jinyi and the spouse of Mr. Wu Gang have signed spousal consent letters separately. Under each spousal consent letter, the spouse unconditionally and irrevocably waives any rights or entitlements whatsoever to such shares that may be granted to her pursuant to applicable laws and undertakes not to make any assertion of rights to such shares. The spouse agrees and undertakes that she will take all necessary actions to ensure the proper performance of the contractual arrangements, and will be bound by the contractual arrangements in case she obtains any equity of the VIE due to any reason.

Share Pledge Agreement. Pursuant to the Share Pledge Agreement among Beijing WFOE and the shareholders of the VIE, the shareholders of the VIE have pledged 100% equity interest in the VIE to Beijing WFOE to guarantee the performance by the VIE and its shareholders of their obligations under the Master Exclusive Service Agreement, Business Cooperation Agreement, Exclusive Option Agreement and agreements to be executed among Beijing WFOE, the VIE and the shareholders from time to time. If the VIE or its shareholders breach their contractual obligations under these agreements, Beijing WFOE, as pledgee, will have the right to dispose of the pledged shares entirely or partially. The shareholders of the VIE also agreed, without Beijing WFOE’s prior written consent, not to transfer the pledged shares, establish or permit the existence of any security interest or other encumbrance on the pledged shares, or dispose of the pledged shares by any other means, except by the performance of the Exclusive Option Agreement. We have completed the registration of the pledge of equity interests in the VIE with the relevant office of State Administration for Market Regulation in accordance with the PRC Property Rights Law.

Agreements That Allow Us to Receive Economic Benefits from the VIE For Accounting Purposes

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

We own one parcel of site area of approximately 45,000 square meters in Pingnan, Fujian, China and one parcel of site area of approximately 53,000 square meters in Kunshan, Jiangsu, China, both of which are used as roasting facilities. The land use rights for the two parcels of site area have been granted with expiry date on June 20, 2069 and November 24, 2072, respectively. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry— Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms, or failures to obtain necessary real-estate certificates, could materially and adversely affect our business.” In connection with the construction of own coffee roasting plants, we had paid an aggregate of approximately RMB215.6 million (US$31.3 million) for acquisition of land use rights, building of facilities and purchase of equipment as of December 31, 2022. We plan to expand our supply chain network by leasing, constructing or purchasing additional facilities across China over the next several years.

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

Specific Factors Affecting Our Results of Operations

Our Ability to Attract and Engage Customers

Our revenue growth is mainly driven by our ability to attract new customers and actively engage and retain existing customers. Driven by technology, our new retail model is built upon our mobile apps and store networks, which allows us to stay close to our customers and engage them anytime, anywhere. We leverage our deep understanding of the coffee market in China and our operation experiences to analyze our customer behavior and industry trends, which enable us to attract new customers and retain and engage existing customers to increase items sold. As of December 31, 2022, we had 5,652 self-operated stores and 2,562 partnership stores in China and had 134.7 million cumulative transacting customers.

Increase Product Offerings and Cross-Sell

We offer a wide variety of high-quality food and beverage items, mainly freshly brewed coffee. Powered by our robust product development capabilities, we have been constantly rolling out new products that became popular among consumers and well recognized by KOLs, such as our coconut milk series, velvet series and Newer series. Going forward, we endeavor to continuously offer innovative food and beverage products, as we believe that focusing on high-quality product development and strategically diversifying our product offerings will increase items sold and revenue per item. For the year ended December 31, 2022, we sold approximately 654.0 million coffee, tea and other product items, among which 16.3% were non-coffee products from our self-operated stores, while for the year ended December 31, 2021, we sold approximately 447.2 million coffee, tea and other product items, among which 24.7% were non-coffee products from our self-operated stores.

The Optimization of Our Sales Network

Our store network affects our business and revenue growth. We started our business in October 2017 and we believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2022. The following tables set out the total number of our self-operated stores and retail partnership stores and their movement for the periods indicated.

	For the three months ended,
	March	June	September	December	March	June	September	December	March	June	September	December
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,
	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022	2022	2022
Number of self-operated stores at the end of the period	4,511	4,267	3,952	3,929	3,939	4,018	4,206	4,397	4,675	4,968	5,373	5,652
Net increase (decrease) in the number of self-operated stores during the period	4	(244)	(315)	(23)	10	79	188	191	278	293	405	279

	For the three months ended,
	March	June	September	December	March	June	September	December	March	June	September	December
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,
	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022	2022	2022
Number of retail partnership stores at the end of the period	501	824	879	874	1,012	1,241	1,465	1,627	1,905	2,227	2,473	2,562
Net increase (decrease) in the number of retail partnership stores during the period	219	323	55	(5)	138	229	224	162	278	322	246	89

In September 2019, we launched our retail partnership model initiative and opened the first partnership store in October 2019. Under this model, we will cooperate with selective retail partners to own and manage stores. This model will complement our self-operated store network and enable us to penetrate new markets more efficiently.

To improve profitability, we have conducted store performance reviews and upgraded our store opening criteria. In 2020, we opened certain new stores in areas with strong growth potential, while closing certain existing stores with relatively lower performance levels. As of December 31, 2022, we had 5,652 self-operated stores and 2,562 partnership stores.

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

Our technology-driven new retail business model significantly improves our operational efficiency. We measure our store performance with store-level operating profit (loss), which is calculated by deducting cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees, rental deposit of closed stores and rental expense for preopening stores from our self-operated store revenue. We have changed the way we calculate our store-level operating profit (loss) to include all relevant store expenses at the store level (excluding sales and marketing expenses and general and administrative expenses) to align this metric with our internal KPIs. Our store-level operating loss accounted for 12.5% of our self-operated store revenue for the year ended December 31, 2020. We achieved store-level operating profit which accounted for 20.2% and 26.4% of our self-operated store revenue for the year ended December 31, 2021 and 2022, respectively.

Seasonality

We experience seasonality in our business, primarily as a result of order fluctuations in holiday seasons as well as the product mix sold for different seasons. For example, we generally experience fewer purchase orders during Chinese New Year holidays which fall between late January and February. The decrease of sales during the holiday seasons is a typical pattern in the coffee market, since commuters contribute significantly to coffee consumption. However, our partnership stores may benefit from the holiday seasons as many of them are located in shopping malls of lower-tier cities, which usually have higher foot traffic during holidays. We also experience fluctuations in the types of products sold as a result of weather changes that affect consumers’ preference for different drinks. For example, our sales in the third quarter of 2022 benefited from the relatively hot weather in the summer, as some of our higher margin iced drinks were predominantly sold in hotter months, as compared to relatively colder seasons. For risks related to the seasonality of our business, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to seasonal fluctuations and unexpected interruptions.”

Impact of COVID-19

The Chinese markets and our business have been adversely affected by COVID-19. In particular, we were materially and adversely impacted by COVID-19 in the fourth quarter of 2022, with weak customer demand and high numbers of daily temporary store closures, reaching a peak of around 1,500 daily temporary store closures.

However, with the recent lifting of substantially all COVID-19 restrictions in China, the number of daily temporary store closures due to COVID-19 have dropped to single digits since January 2023 and our operations have mostly returned to normalized levels. For risks relating to COVID-19 and its impact on us, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our operations have been and may continue to be affected by the COVID-19 pandemic.” While uncertainties remain around the COVID-19 situation in China, we are optimistic that the negative impacts on operations due to COVID-19 will continue to lessen for the foreseeable future.

Key Operating Data

The following table presents our key operating data for the periods indicated:

	For the three months ended or as of
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022	2022	2022
		(Restated)	(Restated)
Total stores	5,012	5,091	4,831	4,803	4,951	5,259	5,671	6,024	6,580	7,195	7,846	8,214
Total self-operated stores	4,511	4,267	3,952	3,929	3,939	4,018	4,206	4,397	4,675	4,968	5,373	5,652
Total partnership stores	501	824	879	874	1,012	1,241	1,465	1,627	1,905	2,227	2,473	2,562
Same-store sales growth for self-operated stores(1)	(31.4)%	(6.8)%	0.3%	9.2%	94.5%	71.8%	75.8%	43.6%	41.6%	41.2%	19.4%	9.2%
Average monthly transacting customers (in thousands)(2)	6,609	8,945	8,215	9,712	8,728	12,285	14,722	16,229	15,975	20,712	25,103	24,559

Notes:

(1)	The growth rate of total revenue from self-operated stores that has been in operation as at comparable period beginning and was not closed before current period ending with the number of average operating days over 15 per month over both current period and last year’s comparable period. Due to the limited operation history, the same-store sales growth for self-operated stores for the quarters in 2019 is not available.

(2)	The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

Key Components of Results of Operations

Net Revenues

The following table sets forth a breakdown of our net revenues for the periods indicated:

	For the year ended December 31,
	2020		2021		2022		2022
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	3,716,791	92.1	6,659,218	83.6	10,223,720	76.9	1,482,300	76.9
Freshly brewed drinks	3,218,706	79.8	5,909,655	74.2	9,079,349	68.3	1,316,382	68.3
Other products	309,745	7.7	395,573	5.0	686,837	5.2	99,582	5.2
Others	188,340	4.6	353,990	4.4	457,534	3.4	66,336	3.4
Revenues from partnership stores	316,627	7.9	1,306,105	16.4	3,069,262	23.1	445,001	23.1
Total net revenues	4,033,418	100.0	7,965,323	100.0	13,292,982	100.0	1,927,301	100.0

Revenues from product sales. Revenues from product sales include:

●	Revenues from freshly brewed drinks. We offer an array of freshly brewed drinks, with a focus on freshly brewed coffee, supplemented with non-coffee drinks such as the Luckin Exfreezo series. Net revenues from sales of freshly brewed drinks are recognized upon delivery to customers, net of VAT, surcharges and discounts, if any.
●	Revenues from other products. Other products mainly consist of food and beverage items, such as light meals and various merchandise, including premium instant coffee, inspirational cups and other consumer goods.
●	Revenues from others. Our revenues from others mainly include delivery fees derived from self-operated stores paid by our customers and membership fees collected from our subscribed members.

Revenues from partnership stores. Revenues from partnership stores mainly consist of sales of materials, equipment and store construction-related materials to the partnership stores, profit-sharing revenue from the partnership stores for using the Luckin Coffee or Luckin Tea brand as well as integrated store operation solution, and other services including delivery services and pre-opening services.

Operating Expenses

The following table sets forth a breakdown of our total operating expenses for the periods indicated:

	For the year ended December 31,
	2020		2021		2022		2022
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Cost of materials	1,995,380	30.1	3,198,552	37.6	5,178,963	42.7	750,879	42.7
Store rental and other operating costs	1,726,619	26.1	2,036,772	23.9	2,829,987	23.3	410,310	23.3
Depreciation and amortization expenses	483,421	7.3	465,384	5.5	391,936	3.2	56,825	3.2
Delivery expenses	414,808	6.2	819,549	9.6	1,373,219	11.3	199,098	11.3
Sales and marketing expenses	462,112	7.0	336,855	4.0	570,122	4.7	82,660	4.7
General and administrative expenses	981,645	14.8	1,269,988	14.9	1,459,550	12.1	211,615	12.1
Store preopening and other expenses	9,982	0.2	16,352	0.2	36,012	0.3	5,221	0.3
Impairment loss of long-lived assets	71,467	1.1	21,368	0.3	221,810	1.8	32,159	1.8
Losses and expenses related to Fabricated Transactions and Restructuring	475,252	7.2	339,557	4.0	75,204	0.6	10,904	0.6
Total operating expenses	6,620,686	100.0	8,504,377	100.0	12,136,803	100.0	1,759,671	100.0

Cost of materials. Cost of materials consists primarily of raw material costs, costs for low-value consumables, storage fees, and logistic expenses for deliveries from warehouses to stores.

Store rental and other operating costs. Our store rental and other operating costs consist primarily of lease payments to lessors of our opened stores, payroll costs for our storefront employees, utility expenses and other operating expenses.

Depreciation and amortization expenses. Depreciation expenses consist primarily of depreciation charges for our machines and equipment and amortization expenses for leasehold improvements.

Delivery expenses. Delivery expenses consist primarily of fees for delivery service providers that we cooperate with to provide delivery services to our customers.

Sales and marketing expenses. Sales and marketing expenses consist primarily of advertising expenses, commissions for third party service providers such as delivery platforms, subcontract service fee, as well as payroll expenses for sales and marketing employees.

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

Impairment loss of long-lived assets. Impairment loss of long-lived assets primarily consists of impairment loss of our long-lived assets whose fair value is less than the carrying amount. It consists of the impairment loss in connection with Luckin Coffee EXPRESS and Luckin Pop Mini, self-operating stores, idle equipment, and license of Linefriends food for products sold in Luckin Pop Mini.

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

PRC

Our subsidiaries incorporated in China and our VIE are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. From January 1, 2019 to December 31, 2020, the first RMB1.0 million of assessable profit before tax is subject to the preferential income tax rate of 20% followed by a 75% exemption for subsidiaries that qualify as “Small Profit Enterprises”, while the remaining assessable profit before tax under RMB3.0 million is subject to the tax rate of 20% followed by a 50% exemption. From January 1, 2021 to December 31, 2021, the first RMB1.0 million of assessable profit before tax is subject to the preferential income tax rate of 20% followed by an 87.5% exemption for subsidiaries that qualify as “Small Profit Enterprises”, while the remaining assessable profit before tax under RMB3.0 million is subject to the tax rate of 20% followed by a 50% exemption. From January 1, 2022 to December 31, 2022, the first RMB1.0 million of assessable profit before tax is subject to the preferential income tax rate of 20% followed by an 87.5% exemption for subsidiaries that qualify as “Small Profit Enterprises”, while the remaining assessable profit before tax under RMB3.0 million is subject to the tax rate of 20% followed by a 75% exemption. From January 1, 2023 to December 31, 2024, the assessable profit before tax under RMB3.0 million is subject to the preferential income tax rate of 20% followed by a 75% exemption for subsidiaries that qualify as “Small Profit Enterprises”. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

	For the year ended December 31,
	2020		2021		2022		2022
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues	US$	% of net revenues

	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	3,716,791	92.1	6,659,218	83.6	10,223,720	76.9	1,482,300	76.9
Freshly brewed drinks	3,218,706	79.8	5,909,655	74.2	9,079,349	68.3	1,316,382	68.3
Other products	309,745	7.7	395,573	5.0	686,837	5.2	99,582	5.2
Others	188,340	4.6	353,990	4.4	457,534	3.4	66,336	3.4
Revenues from partnership stores	316,627	7.9	1,306,105	16.4	3,069,262	23.1	445,001	23.1
Total net revenues	4,033,418	100.0	7,965,323	100.0	13,292,982	100.0	1,927,301	100.0

Cost of materials	(1,995,380)	(49.5)	(3,198,552)	(40.2)	(5,178,963)	(39.0)	(750,879)	(39.0)
Store rental and other operating costs	(1,726,619)	(42.8)	(2,036,772)	(25.6)	(2,829,987)	(21.3)	(410,310)	(21.3)
Depreciation and amortization expenses	(483,421)	(12.0)	(465,384)	(5.8)	(391,936)	(2.9)	(56,825)	(2.9)
Delivery expenses	(414,808)	(10.2)	(819,549)	(10.3)	(1,373,219)	(10.3)	(199,098)	(10.3)
Sales and marketing expenses	(462,112)	(11.5)	(336,855)	(4.2)	(570,122)	(4.2)	(82,660)	(4.2)
General and administrative expenses	(981,645)	(24.3)	(1,269,988)	(15.9)	(1,459,550)	(11.0)	(211,615)	(11.0)
Store preopening and other expenses	(9,982)	(0.2)	(16,352)	(0.2)	(36,012)	(0.3)	(5,221)	(0.3)
Impairment loss of long-lived assets	(71,467)	(1.8)	(21,368)	(0.3)	(221,810)	(1.7)	(32,159)	(1.7)
Losses and expenses related to Fabricated Transactions and Restructuring	(475,252)	(11.8)	(339,557)	(4.3)	(75,204)	(0.6)	(10,904)	(0.6)
Total operating expenses	(6,620,686)	(164.1)	(8,504,377)	(106.8)	(12,136,803)	(91.3)	(1,759,671)	(91.3)
Operating (loss)/ income	(2,587,268)	(64.1)	(539,054)	(6.8)	1,156,179	8.7	167,630	8.7
Interest income	135,713	3.4	102,248	1.3	84,923	0.6	12,313	0.6
Interest and financing expenses	(116,471)	(2.9)	(35,490)	(0.4)	(23,484)	(0.2)	(3,405)	(0.2)
Foreign exchange gain/(loss), net*	(70,937)	(1.8)	12,441	0.2	10,661	0.1	1,546	0.1
Other (expenses)/income, net	(58,635)	(1.5)	(16,513)	(0.2)	60,680	0.5	8,798	0.5
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	—	—	—	—	(6,381)	0.0	(925)	0.0
Provision for SEC settlement	(1,177,074)	(29.2)	1,146,474	14.4	—	—	—	—
Provision for equity litigants	(1,226,119)	(30.3)	(155,314)	(2.0)	(279,967)	(2.1)	(40,591)	(2.1)
Impairment of trust settlement	(1,140,000)	(28.3)	—	—	—	—	—	—
Gain from extinguishment of Series B Senior Secured Notes	—	—	—	—	124,139	0.9	17,998	0.9
Net (loss)/ income before income taxes	(6,240,791)	(154.7)	514,792	6.5	1,126,750	8.5	163,364	8.5
Income tax benefit/ (expense)	637,801	15.8	63,861	0.8	(638,504)	(4.8)	(92,574)	(4.8)
Net (loss)/income*	(5,602,990)	(138.9)	578,653	7.3	488,246	3.7	70,790	3.7
*

The Company has revised its previously announced financial results. Please refer to the “Note 2 (ff) Revision of Previously Issued Consolidated Financial Statements” to the Company’s consolidated financial statements included in this annual report.

Discussion of the Years Ended December 31, 2022 and 2021

Net Revenues

Our net revenues were RMB13,293.0 million (US$1,927.3 million) in 2022, increased by 66.9% from RMB7,965.3 million in 2021. The growth of our net revenues was primarily attributable to the significant increase in the number of our transacting customers, the increase in our items sold, the increase in average selling price of items sold and the increase in our store footprint. As of December 31, 2022, we had 134.7 million cumulative transacting customers, compared to 92.0 million as of December 31, 2021. In 2022, our average monthly total items sold in self-operated stores and unmanned coffee machines were approximately 54.8 million, compared to 37.5 million in 2021. In 2022, the net increase in the number of our self-operated stores was 1,255, resulting in a year-over-year self-operated store unit growth of 28.5%, ending the year with 5,652 self-operated stores.

Revenues from product sales

Our revenues from product sales were RMB10,223.7 million (US$1,482.3 million) in 2022, increased by 53.5% from RMB6,659.2 million in 2021. Our revenues from product sales consist of revenues from freshly brewed drinks, revenues from other products and revenues from others.

(i)Revenues from freshly brewed drinks

Our net revenues from freshly brewed drinks were RMB9,079.3 million (US$1,316.4 million) in 2022, increased by 53.6% from RMB5,909.7 million in 2021. The growth of our revenue from freshly brewed drinks was primarily driven by the increase in the number of our freshly brewed drinks sold and the increased price per item.

(ii)Revenues from other products

Our net revenues from other products were RMB686.8 million (US$99.6 million) in 2022, increased by 73.6% from RMB395.6 million in 2021, primarily driven by the increase in the number of non-freshly brewed items sold and products sold through e-commerce platforms.

(iii)Revenues from others

Our revenues from others increased by 29.3% from RMB354.0 million in 2021 to RMB457.5 million (US$66.3 million) in 2022, primarily as a result of our increased revenue from membership service and increased delivery service fees derived from self-operated stores due to the increase of number of delivery orders.

Revenues from partnership stores

Our revenues from partnership stores were RMB3,069.3 million (US$445.0 million) in 2022, including sales of materials of RMB2,011.2 million (US$291.6 million), sales of equipment and store construction-related materials of RMB278.1 million (US$40.3 million), profit sharing of RMB427.9 million (US$62.0 million) and other services, including delivery services, of RMB352.1 million (US$51.0 million). Our revenues from partnership stores in 2022 increased by 135.0% from RMB1,306.1 million in 2021. The growth of our revenues from partnership stores was primarily driven by the significant increase in the number of our partnership stores, items sold and delivery orders. As of December 31, 2022, we had 2,562 partnership stores compared to 1,627 stores in 2021, and our average monthly total items sold in partnership stores was approximately 27.4 million in 2022, compared with approximately 12.0 million in 2021.

Operating Expenses

Our operating expenses were RMB12,136.8 million (US$1,759.7 million) in 2022, compared to RMB8,504.4 million in 2021. The growth of our operating expenses was generally in line with our business expansion. Meanwhile, our operating expenses as a percentage of our net revenues decreased from 106.8% in 2021 to 91.3% in 2022, mainly driven by the increased economies of scale and our technology-driven operations.

Cost of materials

The following table sets forth the components of our costs of materials in absolute amounts and as percentages of total costs of materials for the periods indicated.

	For the year ended December 31,
	2020		2021		2022		2022
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Cost of raw materials	1,430,050	71.7	2,020,606	63.2	2,948,807	56.9	427,537	56.9
Freshly brewed drinks	1,199,309	60.1	1,781,834	55.7	2,573,298	49.7	373,093	49.7
Other products	230,741	11.6	238,772	7.5	375,509	7.3	54,444	7.3
Low value consumables	42,876	2.1	41,657	1.3	56,333	1.1	8,168	1.1
Offline sales	—	—	—	—	424	0.0	61	0.0
Cost of partnership	280,563	14.1	863,222	27.0	1,755,716	33.9	254,555	33.9
Storage fees	101,830	5.1	110,633	3.5	144,968	2.8	21,018	2.8
Logistic expenses	140,061	7.0	162,434	5.0	272,715	5.3	39,540	5.3
Total	1,995,380	100.0	3,198,552	100.0	5,178,963	100.0	750,879	100.0

Our cost of materials was RMB5,179.0 million (US$750.9 million) in 2022, compared to RMB3,198.6 million in 2021. The increase in the cost of materials was in line with the increase in the number of products sold.

Store rental and other operating costs

The following table sets forth the components of our store rental and other operating costs in absolute amounts and as percentages of total store rental and other operating costs for the periods indicated.

	For the year ended December 31,
	2020		2021		2022		2022
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Store rental	645,155	37.4	677,869	33.3	900,214	31.7	130,519	31.7
Payroll	917,835	53.1	1,147,227	56.3	1,586,488	56.1	230,019	56.1
Utilities and other store expenses	163,629	9.5	211,676	10.4	343,285	12.2	49,772	12.2
Total	1,726,619	100.0	2,036,772	100.0	2,829,987	100	410,310	100

Our store rental and other operating costs were RMB2,830.0 million (US$410.3 million) in 2022, compared to RMB2,036.8 million in 2021. The increased store rental and other operating costs in 2022 were primarily attributable to the increased expenses in relation to labor costs, the increased number of stores we operated and increased number of items sold per store.

Depreciation and amortization expenses

The following table sets forth the components of our depreciation expenses in absolute amounts and as percentages of total depreciation expenses for the periods indicated.

	For the year ended December 31,
	2020		2021		2022		2022
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Depreciation of equipment	203,310	42.1	211,009	45.3	225,585	57.5	32,706	57.5
Amortization of leasehold improvements and others	279,969	57.9	254,228	54.7	166,139	42.4	24,088	42.4
Amortization of land use right	142	—	147	—	212	0.1	31	0.1
Total	483,421	100.0	465,384	100.0	391,936	100	56,825	100

Our depreciation and amortization expenses decreased from RMB465.4 million in 2021 to RMB391.9 million (US$56.8 million) in 2022, primarily due to the decrease in amortization of leasehold improvements for the stores whose leasehold improvements had been fully amortized in 2022, partially offset by the increase of depreciation expenses of additional equipment put into use in new stores.

Delivery expenses

Our delivery expenses increased from RMB819.5 million in 2021 to RMB1,373.2 million (US$199.1 million) in 2022, primarily due to the increased number of delivery orders.

We separated delivery expenses out of sales and marketing expenses to optimize our disclosure and better reflect the nature of our expenses from the year of 2021. This reclassification is retrospectively applied to our financial disclosures for 2020 as reflected in this annual report.

Sales and marketing expenses

The following table sets forth the components of our sales and marketing expenses in absolute amounts and as percentages of total sales and marketing expenses for the periods indicated.

	For the year ended December 31,
	2020		2021		2022		2022
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Advertising expenses	354,469	76.6	243,671	72.3	337,998	59.2	49,006	59.2
Free product promotion expenses	64,956	14.1	(18,498)	(5.5)	—	—	—	—
Commission	9,719	2.1	60,017	17.8	112,457	19.7	16,305	19.7
Others	32,968	7.2	51,665	15.4	119,667	21.1	17,349	21.1
Total	462,112	100.0	336,855	100.0	570,122	100	82,660	100

Our sales and marketing expenses were RMB570.1 million (US$82.7 million) in 2022, compared to RMB336.9 million in 2021. The increase in sales and marketing expenses mainly driven by (i) an increase in advertising expenses as we continued to make strategic investments in our branding through various channels, (ii) an increase in subcontract service fees to support our e-commerce business and (iii) an increase in commission fees to third-party delivery platforms which is in line with the increase in the number of delivery orders.

General and administrative expenses

The following table sets forth the components of our general and administrative expenses in absolute amounts and as percentages of total general and administrative expenses for the periods indicated.

	For the year ended December 31,
	2020		2021		2022		2022
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Payroll	420,029	42.8	446,869	35.2	522,362	35.9	75,734	35.9
Research and development expenses	265,537	27.1	251,688	19.8	301,385	20.6	43,697	20.6
Share-based compensation	22,029	2.2	253,523	20.0	316,909	21.7	45,947	21.7
Professional fees	99,851	10.2	112,182	8.8	82,773	5.7	12,001	5.7
Others	174,199	17.7	205,726	16.2	236,121	16.1	34,236	16.1
Total	981,645	100.0	1,269,988	100.0	1,459,550	100	211,615	100

Our general and administrative expenses were RMB1,459.6 million (US$211.6 million) in 2022, compared to RMB1,270.0 million in 2021. The increase in general and administrative expenses was mainly driven by (i) the increase in share-based compensation due to more Restricted Share Units (“RSUs”) issued to incentivize management and employees, (ii) the increase in payroll costs for headquarter staff and (iii) the increase in research and development expenses as we further strengthened our IT initiatives. The increase was partially offset by the decrease of professional service fees.

Store preopening and other expenses

Our store preopening and other expenses were RMB36.0 million (US$5.2 million) in 2022, compared to RMB16.4 million in 2021. Our store preopening and other expenses increased in 2022 from 2021 primarily due to the increased rental costs for new store openings as we opened more stores in 2022.

Impairment loss of long-lived assets

Our impairment loss of long-lived assets was RMB221.8 million (US$32.2 million) in 2022, compared to RMB21.4 million in 2021. The impairment loss of long-lived assets in 2022 was provided for a full impairment for Luckin Coffee EXPRESS machines due to historical underperformance and updated strategy and business projections for Luckin Coffee EXPRESS machines determined by the management.

Losses and expenses related to Fabricated Transactions and Restructuring

We incurred losses and expenses related to Fabricated Transactions and Restructuring in a total amount of RMB75.2 million (US$10.9 million) in 2022, compared to RMB339.6 million in 2021, as we had successfully completed the dismissal of provisional liquidation in March 2022. The losses and expenses related to Fabricated Transactions and Restructuring consisted primarily of professional and legal fees for U.S. securities litigations, and other advisory service fees. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to the Fabricated Transactions, Internal Investigation, Internal Control, Offshore Restructuring and Related Matters—The previously disclosed Fabricated Transactions (as defined in Item 3.D. Risk Factors) have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, and required significant time and attention from our senior management, among other adverse impacts.”

Operating Income/(Loss)

As a result of the foregoing, our operating income was RMB1,156.2 million (US$167.6 million) in 2022, compared to operating loss of RMB539.1 million in 2021.

Interest Income

Our interest income was RMB84.9 million (US$12.3 million) in 2022, compared to RMB102.2 million in 2021. The decrease of interest income was mainly due to the decrease in our cash and cash equivalents following the full redemption of the New Notes in August 2022, the settlement of payable to fulfill our obligations under the federal class action settlement and purchase of property and equipment.

Interest and Financing Expenses

Our interest and financing expenses were RMB23.5 million (US$3.4 million) in 2022 and RMB35.5 million in 2021. The interest and financing expenses in 2022 were primarily consisted of interest expenses for the New Notes. The interest expenses in 2022 were relatively low compared to 2021 primarily due to the successful Restructuring of the Notes and full redemption of the New Notes.

Foreign Exchange Gain/(Loss), Net

We recorded net foreign exchange gain of RMB10.7 million (US$1.5 million) in 2022, compared to net foreign exchange gain of RMB12.4 million in 2021.

Other Income/(Expenses), Net

We recorded net other income of RMB60.7 million (US$8.8 million) in 2022, compared to net other loss of RMB16.5 million in 2021. The net other income in 2022 was primarily attributable to the government grants, partially offset by loss from assets disposal, compared to the net other expense in 2021 that was due from compensation for default of purchase commitment to Schaerer, loss from assets disposal and donations, partially offset by government grants.

Reversal/(Provision) for SEC Settlement

We reversed the provision for SEC settlement of US$180 million (RMB1,146.5 million) in 2021 which was recorded in 2020. Based on all available information as of December 31, 2021, it was very probable that the SEC staff would be satisfied that the cash payment to the bond holders to be made in January 2022, estimated at the time to exceed US$180 million, would fully offset the SEC civil penalty pursuant to the terms of the SEC settlement. Accordingly, we reversed the provision for the SEC Settlement for the year ended December 31, 2021. On February 3, 2022, the SEC filed with the SDNY Court a notice acknowledging that our obligation to pay the civil money penalty had been satisfied.

Provision for U.S. Securities Litigation

We recorded a provision for equity litigation of US$187.5 million (approximately RMB1,226.1 million) in 2020 We recorded an additional US$24.4 million (approximately RMB155.3 million) and US$41.9 million (approximately RMB280.0 million) in 2021 and 2022.

We have been named as a defendant in various U.S. securities litigations. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “Note 20 Commitments and Contingencies—Legal proceedings—U.S. Class Action” to the consolidated financial statements included in this annual report. Where possible, the Company contests liability and/or the amount of damages appropriate in each pending matter. Where available information indicates that it is probable that a liability had been incurred as of the date of the consolidated financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues a provision for that loss in accordance with relevant U.S. GAAP principles. The Company’s estimate of probable losses from these litigations is based on either the amount of a settlement (if a settlement has been reached), the Company’s most recent offer made to a claimant (if no settlement has been reached but settlement negotiations have begun) or the implied recovery represented by the Federal Class Action Settlement (where no settlement negotiations have begun). The actual loss could be greater or smaller than our current estimate.

Income Tax Benefit/(Expense)

The income tax benefits/(expenses) changed from income tax benefits of RMB63.9 million in 2021 to income tax expense of RMB638.5 million in 2022 mainly because our operating subsidiaries have generated net operating income during 2022, which incurred estimated income tax payment for 2022 of approximately RMB115 million, and utilized over RMB1.4 billion cumulative tax losses, which decreased the deferred tax assets significantly.

Net (Loss)/ Income

As a result of the foregoing, we recorded a net income of RMB488.2 million (US$70.8 million) in 2022, compared to a net income of RMB578.7 million in 2021.

Discussion of the Years Ended December 31, 2021 and 2020

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Discussion of the Years Ended December 31, 2021 and 2020” of our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 14, 2022.

Non-GAAP Financial Measures

In evaluating the business, we consider and use adjusted operating (loss)/income and adjusted net (loss)/income, each a non-GAAP financial measure, in reviewing and assessing our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

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

We define non-GAAP operating (loss)/income as operating (loss)/income excluding share-based compensation expenses and impairment loss of long-lived assets, non-GAAP net (loss)/income as net (loss)/income excluding share-based compensation expenses, fair value changes of derivative asset bifurcated from Series B Senior Secured Notes, impairment loss of long-lived assets, provision/(reversal) for SEC settlement, provision for equity litigants settlement, impairment of trust investments and gain from extinguishment of Series B Senior Secured Notes and non-GAAP net (loss)/income attributable to our company’s ordinary shareholders as net (loss)/income attributable to our company’s ordinary shareholders excluding share-based compensation expenses, fair value changes of derivative asset bifurcated from Series B Senior Secured Notes, impairment loss of long-lived assets, provision/(reversal) for SEC settlement, provision for equity litigants settlement, impairment of trust investments and gain from extinguishment of Series B Senior Secured Notes. Starting from the third quarter of 2021, we recorded impairment loss of long-lived assets primarly in the ordinary course of business, rather than unexpected events such as store closures caused by the COVID-19 pandemic Therefore we no longer adjust for such impairment loss of long-lived assets in our non-GAAP measures since then. The table below sets forth a reconciliation of our operating (loss)/income to non-GAAP operating (loss)/income, our net (loss)/income to non- GAAP net (loss)/income and our net (loss)/income attributable to our company’s ordinary shareholders to non-GAAP net (loss)/income attributable to our company’s ordinary shareholders for the years indicated below.

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousand)
Operating (loss)/income	(2,587,268)	(539,054)	1,156,179	167,630
Adjusted for: Share-based compensation expenses	22,029	302,734	398,008	57,705
Add: Impairment loss of long-lived assets	71,467	—	—	—
Non-GAAP operating (loss)/income	(2,493,772)	(236,320)	1,554,187	225,335
Net (loss)/income	(5,602,990)	578,653	488,246	70,790
Adjusted for: Share-based compensation expenses	22,029	302,734	398,008	57,705
Adjusted for: Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	—	—	6,381	925
Add: Impairment loss of long-lived assets	71,467	—	—	—
Add: Provision/(reversal) for SEC settlement	1,177,074	(1,146,474)	—	—
Add: Provision for equity litigants settlement	1,226,119	155,314	279,967	40,591
Add: Impairment of trust investments	1,140,000	—	—	—
Add: Gain from extinguishment of Series B Senior Secured Notes	—	—	(124,139)	(17,998)
Non-GAAP net (loss)/income	(1,966,301)	(109,773)	1,048,463	152,013
Net (loss)/income attributable to our company’s ordinary shareholders	(5,589,105)	578,545	488,246	70,790
Add: Share-based compensation expenses	22,029	302,734	398,008	57,705
Add: Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	—	—	6,381	925
Add: Impairment loss of long-lived assets	71,467	—	—	—
Add: Provision/(reversal) for SEC settlement	1,177,074	(1,146,474)	—	—
Add: Provision for equity litigants settlement	1,226,119	155,314	279,967	40,591
Add: Impairment of trust investments	1,140,000	—	—	—
Add: Gain from extinguishment of Series B Senior Secured Notes	—	—	(124,139)	(17,998)
Non-GAAP net (loss)/income attributable to our company’s ordinary shareholders	(1,952,416)	(109,881)	1,048,463	152,013

5.B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousand)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(2,376,832)	123,447	19,818	2,875
Net cash (used in)/ provided by investing activities	(1,712,333)	337	(798,046)	(115,706)
Net cash provided by/ (used in) financing activities	4,029,070	1,514,660	(2,276,260)	(330,027)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	17,711	(22,215)	77,133	11,183
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(42,384)	1,616,229	(2,977,355)	(431,675)
Cash and cash equivalents and restricted cash at beginning of year	4,981,429	4,939,045	6,555,274	950,425
Cash and cash equivalents and restricted cash at end of year	4,939,045	6,555,274	3,577,919	518,750

Our principal source of liquidity has been cash provided by our operating activities and historical equity financing activities, including the proceeds from our IPO in May 2019, and our follow-on public offering and convertible note offering in January 2020, and the Investment Agreement with an affiliate of Centurium Capital and Joy Capital. See “Item 4. Information on the Company—4.A. History and Development of the Company.” As of December 31, 2020, 2021 and 2022, we had RMB4,939.0 million, RMB6,555.3 million and RMB3,578.0 million (US$518.8 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi and US dollar. Our operating expenses continued to increase historically and are expected to continue to increase in line with our business expansion. Meanwhile, leveraging our new retail model, we experienced robust growth in net revenues in 2020, 2021 and 2022. As a result of increased economies of scale and technology-driven operations, our operating expenses as a percentage of our net revenues decreased significantly from 128.7% in the first quarter of 2021 to 91.5% in the fourth quarter of 2022. Our operating loss, accounting for 28.7% of our net revenues in the first quarter of 2021, turned into an operating profit in the fourth quarter of 2022, representing 8.5% of our net revenues for the same period. Nevertheless, as we continue to focus on business growth and expansion, our operating expenses in absolute amounts are expected to continue to increase in the near future. Moreover, the competitive landscape and customer demand and preference may also affect our financial performance. As a result, there is substantial uncertainty with respect to our results of operations and our profitability. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have incurred significant operating losses attributable to the Company and we may continue to experience significant operating losses in the future.” We believe that our current cash and cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for our current business plan, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

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

As of December 31, 2022, our offshore debt securities were fully redeemed. On July 15, 2020, the Notes became immediately due and payable following the appointment of JPLs, which constituted an event of default. On March 16, 2021, we announced that we had entered into an RSA with holders of a majority of the Notes to restructure the debt under the Notes by way of a scheme of arrangement in the Cayman Islands. On December 14, 2021, we announced that the Cayman Court sanctioned the Scheme. The Scheme became fully effective in accordance with its terms on December 17, 2021 following the entry of a final order of the U.S. Bankruptcy Court recognizing and enforcing the Scheme in the territorial jurisdiction of the United States. On January 28, 2022, the Restructuring of the Notes as contemplated by the Scheme became effective, and was substantially consummated. In aggregate, in exchange for the Notes, we have issued consideration to creditors under the Scheme totaling US$245.5 million of cash, the New Notes and 9,527,601 ADSs representing 76,220,808 Class A Ordinary Shares, which includes 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme, of which 25,004 ADSs were not claimed by creditors and therefore 200,032 Class A Ordinary Shares underlying such unclaimed ADSs were returned to the Company. On August 26, 2022, we fully redeemed the New Notes, our only offshore debt securities. The aggregate redemption price of the New Notes was US$115.6 million, which constitutes the aggregate principal amount outstanding plus the aggregate accrued interest. The aggregate redemption price was paid from our available offshore cash balance. For details about the Notes and the RSA, see “Note 12 Convertible Senior Notes” in the consolidated financial statements included in this annual report.”

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

Operating Activities

Net cash provided by operating activities was RMB19.8 million (US$2.9 million) in 2022, compared to net cash provided by operating activities RMB123.4 million in 2021. Our net cash provided by operating activities in 2022 reflected a net income of RMB488.2 million (US$70.8 million), adjusted by (i) the add back of non-cash items mainly consisting of amortization of operating lease right-of-use assets of RMB854.6 million, depreciation and amortization of RMB391.9 million, share-based compensation expenses of RMB398.0 million, impairment of long-lived assets of RMB221.8 million, the reversal of deferred income tax of 494.5 million, and (ii) partially offset by gain from extinguishment of Series B Senior Secured Notes of RMB124.1 million, foreign exchange gain of RMB10.7 million and changes in operating assets and liabilities of RMB2,748.7 million. The RMB2,748.7 million change in operating assets and liabilities mainly arises from the payment of equity litigants settlement of RMB1,398.9 million, the decrease of operating lease liabilities of RMB875.7 million, the increase of inventories of RMB604.1 million, the increase of accounts receivable, prepaid expenses and other current assets and other noncurrent assets of RMB145.6 million, offset by the increase of accounts payable of RMB147.7 million and the increase of accrued expenses and other liabilities of RMB107.1 million.

Investing Activities

Net cash used in investing activities was RMB798.0 million (US$115.7 million) in 2022, compared to net cash provided by investing activities of RMB0.3 million in 2021. The net cash used in investing activities was primarily attributable to the purchase of property and equipment of RMB781.7 million and the payment for land use rights of RMB19.3 million, partially offset by proceeds from disposal of property and equipment of RMB3.0 million.

Financing Activities

Net cash used in financing activities was RMB2,276.3 million (US$330.0 million) in 2022, compared to net cash provided by RMB1,514.7 million in 2021. The net cash used in financing activities in 2022 was primarily attributable to restructuring of the Notes of RMB1,560.1 million and repayment of New Notes of RMB779.5 million, offset by proceeds from issuance of convertible senior preferred shares of RMB63.4 million.

Material Cash Requirements

Our capital expenditures are incurred primarily in connection with the purchase of property and equipment. Our capital expenditures were RMB781.7 million (US$113.3 million) in 2022, compared to RMB173.2 million in 2021. We intend to fund our future capital expenditures with our existing cash balance and cash from operating activities. Our capital commitments primarily relate to investing activities contracted but not yet reflected in the financial statements. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2022:

	Payment Due by Period
		Less than			More than
	Total	1 year	2–3 years	4–5 years	5 years

	(in thousands of RMB)
Factory and office building construction commitments	156,195	138,744	17,451	—	—
Fixed assets purchasing commitment	159,882	159,882	—	—	—
Total	316,077	298,626	17,451	—	—

We lease stores and offices for operation under operating lease. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. As of December 31, 2022, our operating lease commitments were RMB2,028.4 million (US$294.1 million), of which 43.4% were due by within one year.

As of December 31, 2022, we have no outstanding debt obligation.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

The Company, or Luckin Coffee Inc., is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries, our VIE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the Company.

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

Transfer of Funds and Other Assets

To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Luckin Coffee Inc., its subsidiaries, or the VIE by the PRC government to transfer cash. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Luckin Coffee Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For details about the applicable PRC regulations and rules relating to such cash transfers through our Group and the associated risks, see “— Risks Related to Doing Business in China—Cash in our business in the PRC may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash. We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. In particular, the ability of our PRC subsidiaries to pay dividends may be subject to foreign exchange restrictions and dividends may be paid only out of the distributable profits of our PRC subsidiaries as defined under the PRC laws and regulations,” “—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” and “Item 4. Information on the Company – 4.A. History and Development of the Company – Recent Regulatory Development–Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.”

Luckin Coffee Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on its Shares or the ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. None of our PRC subsidiaries has issued any dividends or distributions to their respective parent companies, including Luckin Coffee Inc., or to any investors as of the date of this annual report. Our subsidiaries in the PRC currently retain cash generated from their operating activities and re-invest it in our business operations. In the future, our ability to pay dividends, if any, to our shareholders and ADS holders and to service any debt we may incur will depend upon dividends and other distributions paid by our PRC subsidiaries.

As of the date of this annual report, we do not have cash management policies in place that dictate how funds are transferred between Luckin Coffee Inc., our PRC subsidiaries, the VIE and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.Cash is transferred among Luckin Coffee Inc., Luckin Coffee Investment Inc., our BVI subsidiary, Luckin Coffee (Hong Kong) Limited (“Luckin HK”), Luckin Coffee Roasting (Hong Kong) Limited and Luckin Coffee Roastery (Hong Kong) Limited, our Hong Kong subsidiaries, and their PRC subsidiaries, in the following manner: (i) funds are transferred to Luckin China, a wholly owned subsidiary of Luckin HK that is the holding company of PRC operating subsidiaries, from the Company as needed through Luckin HK in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Luckin China to Luckin Coffee Inc. through Luckin HK.

As of December 31, 2022, Luckin Coffee Inc. made cumulative capital contributions of US$1,800.8 million to its PRC subsidiaries through an intermediate holding company which were accounted as loan to an intermediate holding company of Luckin Coffee Inc. These funds have been used by the PRC subsidiaries for their operations. In the future, cash proceeds raised from overseas financing activities may be transferred by us through Luckin HK to Luckin China via capital contribution and shareholder loans, as the case may be. Luckin China then will transfer funds to its subsidiaries to meet the capital needs of our business operations.

The VIE is not involved in the business operations or fund planning of the Group. However, Luckin Coffee Inc. and its subsidiaries may transfer cash to the VIE by loans or capital support, subject to satisfaction of applicable government registration and approval requirements, to satisfy the VIE’s miscellaneous cash demands, such as social insurance fees for employees whose social insurance accounts were registered under the VIE. In 2020, 2021 and 2022, our PRC subsidiaries transferred RMB74.1 million, RMB18.8 million and RMB115.5 million (US$16.7 million), respectively, to the VIE by loans or by capital support. In addition, the VIE may transfer cash as repayment of loans or, on an ad hoc basis, as working capital support to our PRC subsidiaries. In 2020, 2021 and 2022, the VIE transferred to our PRC subsidiaries RMB3.3 million, RMB58.8 million and RMB104.1 million (US$15.1 million), respectively. These funds were used for repayment of loans or to support operations of our PRC subsidiaries. The VIE also transferred 1,273 trademarks and two copyrights of works to Luckin China during the course of 2021 and 2022. There were no other assets transferred between our PRC subsidiaries and the VIE in 2020, 2021 and 2022. In addition, we and the VIE do not currently have any plans to distribute earnings or settle amounts owed under the VIE Agreements.

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings and (ii) we determine to pay a dividend in the future:

Taxation
Scenario(1)
Statutory Tax
and Standard
Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2)	Under the terms of the contractual arrangements between us and the VIE, Beijing WFOE may charge the VIE for services provided to the VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by Beijing WFOE and eliminate in consolidation. For income tax purposes, Beijing WFOE and the VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as income by Beijing WFOE and are tax neutral.
(3)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

Condensed Consolidating Schedule

The following tables present the summary statements of operations for the Company’s VIE and other entities for the periods presented.

	For the Year Ended December 31, 2020
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	—	234,906	—	3,902,191	(103,679)	4,033,418
Cost of materials	—	(9,939)	—	(1,985,976)	535	(1,995,380)
Store rental and other operating costs	—	(218,616)	(3)	(1,610,504)	(102,504)	(1,726,619)
Depreciation and amortization expenses	—	(20,491)	(1)	(462,929)	—	(483,421)
Delivery expenses	—	—	—	(414,808)	—	(414,808)
Sales and marketing expenses	—	(67,805)	(2,074)	(391,441)	(792)	(462,112)
General and administrative expenses	(109,119)	(248,854)	(14,081)	(610,231)	640	(981,645)
Store preopening and other expenses	—	3,392	85	(13,459)	—	(9,982)
Impairment loss of long-lived assets	—	—	—	(71,467)	—	(71,467)
Losses and expenses related to fabricated transactions and restructuring	(332,814)	(2,000)	—	(140,438)	—	(475,252)
Total operating expenses	(441,933)	(564,313)	(16,074)	(5,701,253)	102,887	(6,620,686)
Interest income	21,910	12,857	27	100,919	—	135,713
Interest and financing expenses	(107,258)	—	—	(9,213)	—	(116,471)
Foreign exchange (loss)/gain, net	—	(5,277)	—	(65,660)	—	(70,937)
Other (expenses)/income, net	2,445	1,007	46	(62,133)	—	(58,635)
Share of (losses)/income from subsidiaries and VIE	(2,661,076)	(15,464)	—	(268,547)	2,945,087	—
(Provision)/reversal for SEC settlement	(1,177,074)	—	—	—	—	(1,177,074)
Provision for equity litigants settlement	(1,226,119)	—	—	—	—	(1,226,119)
Impairment of trust investments	—	—	—	(1,140,000)	—	(1,140,000)
(Loss)/income before income taxes	(5,589,105)	(336,284)	(16,001)	(3,243,696)	2,944,295	(6,240,791)
Income tax (expense)/benefits	—	67,737	537	569,527	—	637,801
Net (loss)/income	(5,589,105)	(268,547)	(15,464)	(2,674,169)	2,944,295	(5,602,990)

	For the Year Ended December 31, 2021
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations(1)	Consolidated

	(RMB in thousands)
Revenues	—	393,564	—	7,711,077	(139,318)	7,965,323
Cost of materials	—	(99,687)	—	(3,098,865)	—	(3,198,552)
Store rental and other operating costs	—	(230,204)	—	(1,944,877)	138,309	(2,036,772)
Depreciation and amortization expenses	—	(9,902)	(15)	(455,467)	—	(465,384)
Delivery expenses	—	—	—	(819,549)	—	(819,549)
Sales and marketing expenses	—	(10,595)	(3,881)	(322,568)	189	(336,855)
General and administrative expenses	(85,567)	(198,554)	(23,951)	(962,736)	820	(1,269,988)
Store preopening and other expenses	—	(503)	(85)	(15,764)	—	(16,352)
Impairment loss of long-lived assets	—	—	—	(21,368)	—	(21,368)
Losses and expenses related to fabricated transactions and restructuring	(246,410)	(11,791)	—	(81,356)	—	(339,557)
Total operating expenses	(331,977)	(561,236)	(27,932)	(7,722,550)	139,318	(8,504,377)
Interest income	296	33,798	7	68,147	—	102,248
Interest and financing expenses	(35,490)	—	—	—	—	(35,490)
Foreign exchange (loss)/gains, net	(138)	907	101	11,434	137	12,441
Other (expenses)/income, net	(4,784)	(1,293)	43	(10,479)	—	(16,513)
Share of (losses)/income from subsidiaries and VIE	(40,522)	(22,750)	—	(154,711)	217,983	—
(Provision)/reversal for SEC settlement	1,146,474	—	—	—	—	1,146,474
Provision for equity litigants settlement	(155,314)	—	—	—	—	(155,314)
(Loss)/income before income taxes	578,545	(157,010)	(27,781)	(97,082)	218,120	514,792
Income tax (expense)/benefits	—	2,299	5,031	56,531	—	63,861
Net (loss)/income	578,545	(154,711)	(22,750)	(40,551)	218,120	578,653

	For the Year Ended December 31, 2022
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	—	563,500	—	13,088,711	(359,229)	13,292,982
Cost of materials	—	(90,834)	—	(5,088,129)	—	(5,178,963)
Store rental and other operating costs	—	(241,292)	—	(2,938,655)	349,960	(2,829,987)
Depreciation expenses	—	(2,412)	(15)	(389,509)	—	(391,936)
Depreciation and amortization expenses	—	—	—	(1,373,219)	—	(1,373,219)
Sales and marketing expenses	—	(37,986)	(1,996)	(530,140)	—	(570,122)
General and administrative expenses	(39,773)	(180,090)	(17,156)	(1,231,800)	9,269	(1,459,550)
Store preopening and other expenses	—	(872)	—	(35,140)	—	(36,012)
Impairment loss of long-lived assets	—	—	—	(221,810)	—	(221,810)
Losses and expenses related to fabricated transactions and restructuring	(69,233)	(251)	—	(5,720)	—	(75,204)
Total operating expenses	(109,006)	(553,737)	(19,167)	(11,814,122)	359,229	(12,136,803)
Interest incomes	576	23,800	—	60,547	—	84,923
Interest and financing expenses	(23,484)	—	—	—	—	(23,484)
Foreign exchange (loss)/gain, net	(8,817)	(2,085)	—	12,745	8,818	10,661
Other (expenses)/income, net	—	1,857	1,194	57,629	—	60,680
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	(6,381)	—	—	—	—	(6,381)
Share of (losses)/income from subsidiaries and VIE	791,186	(23,542)	—	(60,243)	(707,401)	—
Provision for equity litigants settlement	(279,967)	—	—	—	—	(279,967)
Gain from extinguishment of Series B Senior Secured Notes	124,139	—	—	—	—	124,139
(Loss)/income before income taxes	488,246	9,793	(17,973)	1,345,267	(698,583)	1,126,750
Income tax expenses	—	(70,036)	(5,569)	(562,899)	—	(638,504)
Net (loss)/income	488,246	(60,243)	(23,542)	782,368	(698,583)	488,246

Notes:

(1)	The eliminations are mainly related to the internal transactions of raw materials and service fees charged between our subsidiaries and the WFOE, and subsidiaries’ net income/(loss) picked up by corresponding parent companies through profit and loss.

The following tables present the summary balance sheet data for the VIE and other entities as of the dates presented.

	For the Year Ended December 31, 2021
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Assets
Current assets:
Cash and cash equivalents	3,078,291	890,046	—	2,509,299	—	6,477,636
Restricted cash - current	—	—	—	58,200	—	58,200
Accounts receivables, net	—	9,594	—	29,011	—	38,605
Receivables from online payment platforms	—	—	—	171,562	—	171,562
Inventories	—	—	—	593,340	—	593,340
Prepaid expenses and other current assets, net	6,889	58,524	694	977,900	—	1,044,007
Amounts due from a subsidaries or related parties	14,354,254	2,981,223	100,705	6,370,908	(23,807,090)	—
	17,439,434	3,939,387	101,399	10,710,220	(23,807,090)	8,383,350
Non-current assets	(6,185,531)	159,456	5,599	2,431,945	7,517,671	3,929,140
Total assets	11,253,903	4,098,843	106,998	13,142,165	(16,289,419)	12,312,490
Current Liabilities:
Accounts payable	—	—	—	293,700	—	293,700
Accrued expenses and other current liabilities	415,869	44,178	4,161	863,390	(5,592)	1,322,006
Deferred revenue	—	230	—	90,390	5,592	96,212
Convertible senior notes	2,931,396	—	—	—	—	2,931,396
Amounts due to subsidiaries or related parties	1,410,584	5,512,773	91,327	17,152,406	(23,807,090)	—
Payable for equity litigants settlement	1,350,257	—	—	—	—	1,350,257
Operating lease liabilities-current	—	34,910	—	563,152	—	598,062
	6,108,106	5,232,091	95,488	18,963,038	(23,807,090)	6,591,633
Non-current liabilities	—	26,718	—	548,342	—	575,060
Total liabilities	6,108,106	5,258,809	95,488	19,511,380	(23,807,090)	7,166,693
Mezzanine equity:
Convertible senior preferred shares	1,514,660	—	—	—	—	1,514,660
Total mezzanine equity	1,514,660	—	—	—	—	1,514,660
Total Company’s ordinary shareholders’equity	3,631,137	(1,159,966)	11,510	(6,369,215)	7,517,671	3,631,137
Non-controlling interests	—	—	—	—	—	—
Total shareholders’ equity	3,631,137	(1,159,966)	11,510	(6,369,215)	7,517,671	3,631,137
Total liabilities, mezzanine equity and shareholders’ equity	11,253,903	4,098,843	106,998	13,142,165	(16,289,419)	12,312,490

	For the Year Ended December 31, 2022
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Assets
Current assets:
Cash and cash equivalents	214,992	683,735	—	2,635,577	—	3,534,304
Restricted cash - current	—	200	—	7,660	—	7,860
Accounts receivables, net	—	1,263	—	57,519	—	58,782
Receivables from online payment platforms	—	—	—	151,922	—	151,922
Inventories	—	—	—	1,206,467	—	1,206,467
Prepaid expenses and other current assets, net	6,910	41,888	—	1,028,921	—	1,077,719
Amount due from a subsidiaries	12,534,774	5,236	6,849	1,917,565	(14,464,424)	—
	12,756,676	732,322	6,849	7,005,631	(14,464,424)	6,037,054
Non-current assets	(5,736,325)	40,421	16	3,046,672	7,092,559	4,443,343
Total assets	7,020,351	772,743	6,865	10,052,303	(7,371,865)	10,480,397
Current Liabilities:
Accounts payable	—	—	—	441,376	—	441,376
Accrued expenses and other current liabilities	111,525	44,761	2,584	1,216,555	—	1,375,425
Deferred revenues	—	243	—	97,123	—	97,366
Amount due to a related party	247,743	1,804,716	280	12,411,685	(14,464,424)	—
Payable for equity litigants settlement	33,796	—	—	—	—	33,796
Operating lease liabilities-current	—	21,677	—	859,196	—	880,873
	393,064	1,871,397	2,864	15,025,935	(14,464,424)	2,828,836
Non-current liabilities	—	16,321	—	1,007,953	—	1,024,274
Total liabilities	393,064	1,887,718	2,864	16,033,888	(14,464,424)	3,853,110
Mezzanine equity:
Senior Preferred	1,578,040	—	—	—	—	1,578,040
Total mezzanine equity	1,578,040	—	—	—	—	1,578,040
Total shareholders’ equity	5,049,247	(1,114,975)	4,001	(5,981,585)	7,092,559	5,049,247
Total liabilities, mezzanine equity and shareholders’ equity	7,020,351	772,743	6,865	10,052,303	(7,371,865)	10,480,397

The following tables present the summary cash flow data for the VIE and other entities for the periods presented.

	For the Year Ended December 31, 2020
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	130,504	(236,567)	58,819	(2,329,588)	—	(2,376,832)
Net cash provided by(used in) investing activities	(6,802,055)	2,034	(47)	(1,852,643)	6,940,378	(1,712,333)
Net cash provided by/(used in) financing activities	5,806,861	(60,393)	—	5,222,980	(6,940,378)	4,029,070
Effect of exchange rate on cash, cash equivalents and restricted cash	—	(5,251)	—	22,962	—	17,711
Net (decrease)/increase in cash, cash equivalents and restricted cash	(864,690)	(300,177)	58,772	1,063,711	—	(42,384)
Cash, cash equivalents and restricted cash at the beginning of year	1,044,691	1,532,500	9	2,404,229	—	4,981,429
Cash and cash equivalents and restricted cash at the end of the year	180,001	1,232,323	58,781	3,467,940	—	4,939,045

	For the Year Ended December 31, 2021
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	1,383,630	(340,950)	(58,781)	(860,452)	—	123,447
Net cash provided by/(used in) investing activities	—	(1,327)	—	1,664	—	337
Net cash provided by financing activities	1,514,660	—	—	—	—	1,514,660
Effect of exchange rate on cash, cash equivalents and restricted cash	—	—	—	(22,215)	—	(22,215)
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,898,290	(342,277)	(58,781)	(881,003)	—	1,616,229
Cash, cash equivalents and restricted cash at the beginning of year	180,001	1,232,323	58,781	3,467,940	—	4,939,045
Cash and cash equivalents and restricted cash at the end of the year	3,078,291	890,046	—	2,586,937	—	6,555,274

	For the Year Ended December 31, 2022
	Luckin	The WFOE	The VIE	Other subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	(587,039)	(203,051)	—	809,908	—	19,818
Net cash used in investing activities	—	(3,060)	—	(794,986)	—	(798,046)
Net cash used in financing activities	(2,276,260)	—	—	—	—	(2,276,260)
Effect of exchange rate on cash, cash equivalents and restricted cash	—	—	—	77,133	—	77,133
Net increase/(decrease) in cash, cash equivalents and restricted cash	(2,863,299)	(206,111)	—	92,055	—	(2,977,355)
Cash, cash equivalents and restricted cash at the beginning of year	3,078,291	890,046	—	2,586,937	—	6,555,274
Cash and cash equivalents and restricted cash at the end of the year	214,922	683,935	—	2,678,992	—	3,577,919

5.C.	Research and Development

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Revenue Recognition

Customers pay in advance for prepaid coupons. All prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use with a three-year validity period. Cash received from the sales of prepaid coupons is recognized as deferred revenues, which are contract liabilities under ASC 606 and recognized as revenue when the customer redeems the coupons. However, a portion of the contract liability recognized as revenue may relate to coupons that we expect to expire, which is considered as a breakage amount. When we determine that it expects to be entitled to breakage, the estimated breakage is recognized as revenue in proportion to the pattern of rights exercised by the customer. As of December 31, 2021 and 2022, the balance of deferred revenues was RMB96.2 million and RMB97.4 million (US$14.1 million), respectively. Majority of the balance of deferred revenue as of December 31, 2021 was recognized as revenue in the year of 2022.

Impairment of long-lived assets other than goodwill

We evaluate our long-lived assets, including property and equipment with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that indicate that the carrying amount of an asset or asset group may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows of the asset or asset group is less than the carrying amount of the assets or the asset groups, we recognize an impairment loss based on the excess of the carrying amount of the assets or the asset groups over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets or asset groups based on forecasted future sales and operating costs, using internal projections, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

We estimate of future cash flows requires us to make assumptions and to apply judgment, including forecasting future sales and gross profits and estimating useful lives of the assets or asset groups. These estimates can be affected by factors such as future sales results, store closure plans, economic conditions, business interruptions, interest rates and government regulations that can be difficult to predict. If actual results and conditions are not consistent with the estimates and assumptions used in its calculations, we may be exposed to additional impairments of long-lived assets.

For the years ended December 31, 2020, 2021 and 2022, we recognized impairment of long-lived assets other than goodwill of RMB71.5 million, RMB21.4 million and RMB221.8 million (US$32.2 millon), respectively.

Impairment loss of long-lived assets mainly represented RMB46.7 million for the asset group related to Luckin Pop Mini, RMB12.8 million for the Linefriends food licensing and RMB9.8 million for the asset group related to store operating equipment and others for the year ended December 31, 2020, RMB21.4 million for the asset group related to store operating equipment and others for the year ended December 31, 2021, and RMB221.8 million for the asset group related to Luckin Coffee EXPRESS machines for the year ended December 31, 2022.

Income Taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses. No material interest and penalties related to unrecognized tax benefit were recorded for the years ended December 31, 2020, 2021 and 2022.

Inventory Reserves

Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average method. We recorded inventory reserves to write down the cost of inventory to the estimated net realizable value due to obsolete and slow-moving inventories, which is dependent upon factors such as historical and forecasted consumer demand, and application of the specific identification method. As of December 31, 2021 and 2022, our inventory reserves were RMB5.6 million and RMB33.4 million (US$4.8 million), respectively. Write-downs are recorded in cost of materials in the Consolidated Statements of Operations and Comprehensive (Loss)/Income.

Expected Credit Losses

Our account receivable, receivables from online payment platforms, other receivables and other certain financial assets are within the scope of ASU No. 2016-13. We maintain an estimated allowance for credit losses to reduce them to the amount that we believe will be collected. When developing an estimation of expected credit losses, we apply the historical loss experience with appropriate adjustment. We consider available information relevant to assessing the collectability of cash flows. This information may include internal information, external information, or a combination of both relating to past events, current conditions, and reasonable and supportable forecasts. We adjust the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that these financial assets are likely to be unrecoverable, we also make specific allowance in the period in which a loss is determined to be probable. The balance of these financial assets is written off after all collection efforts have been exhausted.

Derivative Financial Instrument

All contracts that meet the definition of a derivative are recognized on our consolidated balance sheets as either assets or liabilities and recorded at fair value. Our derivative financial instruments primarily consisted of derivative asset bifurcated from the New Notes. Changes in the fair value of derivatives are recognized in our consolidated statements of operations and comprehensive (loss)/income as they were not qualified for hedge accounting. As of December 31, 2021 and 2022, there was no balance of the derivative instruments.

Fair Value of Financial Instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a three-tier fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

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

Cash equivalents and security deposits held in bank accounts for bank guarantee letters which are included in restricted cash are measured at fair value based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. We classify the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. The carrying values of above financial instruments except for cash equivalents and security deposits held in bank accounts for bank guarantee letters which is included in restricted cash are measured at amortized cost, which approximate their fair values due to their short-term maturities.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. We assess these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in legal proceedings, in consultation with its legal counsel, we evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed since they do not involve guarantees.

Share-Based Compensation

We apply ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. All the share-based awards to employees and directors were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. We recognize share-based compensation expenses for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation expense is recognized over the requisite service period for each separately vesting portion of the award, and only when it is probable that the performance condition, if any, will be achieved. We account for forfeitures as they occur.

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements, if any, is included in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included in this annual report.

Item 6.   Directors, Senior Management and Employees

6.A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dr. Jinyi Guo	41	Chairman and Chief Executive Officer
Wenbao Cao	53	Director and Senior Vice President
Feng Liu	56	Independent Director
Yang Cha	59	Independent Director
Sean Shao	66	Independent Director
Shaoqiang (Gary) Liu	40	Director
Qianli Liu	47	Independent Director
Weihao (Michael) Chen	43	Director
Jun Liu	53	Director
Joel A. Getz	58	Independent Director
Jing An	46	Chief Financial Officer
Reinout Hendrik Schakel	41	Chief Strategy Officer
Gang Wu	50	Senior Vice President
Fei Yang	45	Chief Growth Officer
Shan Jiang	47	Senior Vice President
Weiming Zhou	50	Senior Vice President

Dr. Jinyi Guo is one of the co-founders of the Company and has served as our director since June 2018 and our chairman of the Board and the chief executive officer since July 2020. Dr. Guo served at various positions at UCAR Inc. from 2016 to 2017. He worked at the Ministry of Transport from 2011 to 2016, and worked at China Academy of Transportation Sciences as a research assistant from 2009 to 2011. Dr. Guo obtained his master’s degree in July 2005 and a Ph.D. in July 2009 from Beijing Jiaotong University, majoring in transportation planning and management. Dr. Guo was a visiting scholar at the University of Leeds in 2008.

Mr. Wenbao Cao has served as our director since May 2020 and Senior Vice President of the Company since June 2018. Mr. Cao is currently in charge of the Company’s operations, including store development, construction, operation and customer service. Before joining the Company, Mr. Cao had over 23 years of experience at McDonald’s China and served in various positions, including vice president and North regional manager at McDonald’s China.

Mr. Feng Liu is a leading scholar expertized on accounting studies. Mr. Liu is currently a professor and the director of Center for Accounting Studies at Xiamen University. He is also a member of IFRS Advisory Council. Mr. Liu has accumulated rich experience on practices in auditing, accounting, internal control and risk management, serving a long time as an independent director of different companies and consultant of various firms.

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

Mr. Sean Shao has served as an independent director and the chairman of the audit committee of 21Vianet Group, Inc. (NASDAQ: VNET) since 2015 and UTStarcom Holdings Corp. (NASDAQ: UTSI) since 2012. Mr. Shao served several board and senior executive roles in various companies. Mr. Shao also worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao obtained a bachelor’s degree in art from East China Normal University in 1982 and a master’s degree in health care administration from the University of California at Los Angeles in 1988. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Shaoqiang (Gary) Liu has more than 15 years’ work experience in banking, investment and management. Mr. Liu is currently a partner and managing director at Centurium Capital. Mr. Liu also served several board and senior executive roles in various companies. Mr. Liu holds an M.B.A. in Finance from China Europe International Business School, and a B.S. degree in Applied Mathematics from Fudan University. Mr. Liu is a CFA Charter holder.

Ms. Qianli Liu has over 18 years of experience in investment banking and corporate finance, including holding senior management positions at Phoenix New Media Limited (NYSE: FENG), ChinaEdu Corp. (NASDAQ: CEDU) and MainOne Information Technology Company Ltd. She is currently an independent director of XD Inc. (HKEX: 2400.HK), an independent director of BAIOO Family Interactive Limited (HKEX: 2100.HK), and an independent director of Feiyu Technology International Company Ltd. (HKEX: 1022.HK). Ms. Liu obtained her bachelor’s degree from Dartmouth College in 1997 and her MBA from the Massachusetts Institute of Technology Sloan School of Management in 2003.

Mr. Weihao (Michael) Chen has been a partner and managing director of Centurium Capital since July 2019. From October 2011 to May 2019, Mr. Chen worked at a Warburg Pincus entity where his last held position was a managing director. Prior to that, Mr. Chen worked as a vice president at Crescent Advisors China (Shanghai) Co., Ltd. Mr. Chen also worked for Morgan Stanley Asia Limited in Hong Kong and Accenture Consulting Co Limited in China earlier in his career. Mr. Chen is currently a director of ANE (Cayman) Inc., a Hong Kong listed company and chairman of its ESG committee. Mr. Chen obtained his bachelor’s degree in accounting from Fudan University in July 2002 and his MBA from the INSEAD Business School in 2006. Mr. Chen is a member of the Association of Chartered Certified Accountants.

Mr. Jun Liu is a partner and managing director of Centurium Capital. Prior to joining Centurium Capital, Mr. Liu worked at Warburg Pincus Asia LLC and Goldman Sachs (Asia) LLC in Hong Kong, O’Melveny & Myers LLP in Beijing, and Cahill Gordon & Reindel LLP in New York City. Mr. Liu graduated from Foreign Affairs College in Beijing, China, Vanderbilt University and New York University. Mr. Liu is qualified to practice law in China and the State of New York.

Mr. Joel A. Getz currently serves as the Deputy Dean for Alumni, Development, and Special Initiatives at the Yale School of Management, which he joined in February 2008. At the Yale School of Management, Mr. Getz is in charge of all fundraising and alumni initiatives. Prior to joining the Yale School of Management, Mr. Getz worked with a number of organizations including Stanford University and the Mayor’s Fund to Advance New York City. Mr. Getz was President of the Mayor’s Fund, working with New York City Mayor Michael R. Bloomberg, deputy mayors, and agency commissioners, as well as a 50-member board of top CEOs, financiers, philanthropists and community leaders, to plan, prioritize and implement fundraising initiatives to support civic improvements in the City of New York. From 1990 to 1997, Mr. Getz was the President and Co-Founder of Rim Pacific, a manufacturing and distribution firm focusing on art reproductions. Mr. Getz received his B.A. in 1986 from Harvard University where he was First Marshal of his class and has served on the board of the Alumni Association.

Ms. Jing An has served as our chief financial officer since August 2022. Prior to joining the Company, Ms. An served as chief financial officer of 58 Daojia Inc. from 2016 to 2022. Prior to joining 58 Daojia Inc., Ms. An worked at ChinaCache International Holdings Ltd. from 2013 to 2016, where her last position was chief financial officer. Ms. An has held senior corporate finance and management positions, including at Rekoo Media Ltd. from 2010 to 2012, Cooloft Technology Ltd. from 2007 to 2009 and eFriendsNet Entertainment Ltd. from 2003 to 2006. Ms. An began her professional career at PricewaterhouseCoopers in Beijing in 1998, where her last position was senior accountant. Ms. An received a master of science degree in management from the Stanford Graduate School of Business in 2010 and a bachelor’s degree in economics with a major in accounting from Renmin University of China in 1998.

Mr. Reinout Hendrik Schakel has served as our chief strategy officer since January 2019 and was also our chief financial officer from January 2019 to August 2022. Prior to joining the Company, Mr. Schakel worked at the corporate & institutional banking division of Standard Chartered Bank as an executive director from 2016 to 2018. From 2008 to 2016, Mr. Schakel served successively as an analyst, associate and vice president for the investment banking division of Credit Suisse. From 2006 to 2008, Mr. Schakel worked at PricewaterhouseCoopers in the advisory division as an analyst. Mr. Schakel obtained a master of business administration degree from --Erasmus University in December 2005.

Mr. Gang Wu has served as the senior vice president of the Company in charge of public affairs and strategic cooperation since February 2021. Mr. Wu was our director from May 2020 to May 2022. Before joining the Company, Mr. Wu had over 26 years of experience in the airline industry, including holding senior management positions at China United Airlines, China Eastern Airlines and Air China.

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

In 2022, we paid an aggregate of RMB27.34 million (US$3.96 million) in cash to our executive officers, and paid an aggregate of RMB4.26 million (US$0.62 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers, except that our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

2019 Share Option Plan

We adopted the 2019 Share Option Plan, in January 2019. The purpose of the 2019 Share Option Plan is to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. The maximum aggregate number of Class A Ordinary Shares that can be issued under the 2019 Share Option Plan is 79,015,500. As of March 31, 2023, 66,695,568 options (excluding any granted options that were subsequently canceled) have been granted with 13,306,680 vested yet not exercised and 2,907,808 unvested options under the 2019 Share Option Plan.

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

2021 Equity Incentive Plan

We adopted a share incentive plan in January 2021, which we refer to as the 2021 Equity Incentive Plan in this annual report, to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of March 31, 2023, restricted share units to receive ADSs representing 128,816,432 Class A Ordinary Shares (excluding any granted restricted share units that were subsequently canceled), have been granted with restricted share units to receive ADSs representing 75,769,328 Class A Ordinary Shares vested under the 2021 Equity Incentive Plan.

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

	Class A Ordinary
	Shares
	Underlying
	Outstanding
	Share-Based	Exercise Price
Name	Awards Granted(1)	(US$ per Share)(2)	Date of Grant	Date of Expiration(3)
Dr. Jinyi Guo	30,266,160	0.0002	from January 18, 2019 to January 17, 2023	January 18, 2029
Wenbao Cao	*	0.0002	from January 18, 2019 to January 17, 2023	from January 18, 2029 to November 6, 2030
Gang Wu	*	0.0002	from November 6, 2020 to January 17, 2023	November 6,2030
Feng Liu	*	N/A	from July 1, 2021 to January 17, 2023	N/A
Yang Cha	*	N/A	from July 1, 2021 to January 17, 2023	N/A
Sean Shao	*	N/A	from July 1, 2021 to January 17, 2023	N/A
Reinout Hendrik Schakel	*	0.0002	from January 18, 2019 to January 17, 2023	January 18, 2029
Fei Yang	*	0.0002	from January 18, 2019 to January 17, 2023	from January 18, 2029 to November 6, 2030
Shan Jiang	*	N/A	From February 1, 2021 to January 17, 2023	N/A
Weiming Zhou	*	0.0002	from November 6, 2020 to January 17, 2023	November 6, 2030
Qianli Liu	*	N/A	January 17, 2023
Joel A. Getz	*	N/A	January 17, 2023
Jing An	*	N/A	January 17, 2023
*	Less than 1% of our total outstanding Ordinary Shares on an as-converted basis.
(1)	Include shares underlying options and shares in the form of restricted share units. Restricted share units have no applicable exercise price or expiration date.
(2)	Not applicable to restricted share units.
(3)	Not applicable to restricted share units.

As of the date of this annual report, other grantees as a group were granted (i) options (excluding any granted options that were subsequently canceled) to purchase 9,828,336 Class A Ordinary Shares, and (ii) restricted share units representing 90,985,344 Class A Ordinary Shares (in the form of 11,373,168 ADSs).

6.C.	Board Practices

Board of Directors

Our Board consists of ten directors, including five independent directors, namely Mr. Feng Liu, Mr. Yang Cha, Mr. Sean Shao, Ms. Qianli Liu and Mr. Joel A. Getz. A director is not required to hold any shares in our company to qualify to serve as a director.

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

Audit Committee. Our audit committee consists of Mr. Feng Liu, Mr. Yang Cha, Ms. Qianli Liu and Mr. Sean Shao, and is chaired by Mr. Feng Liu. We have determined that each of Mr. Feng Liu, Mr. Yang Cha, Ms. Qianli Liu and Mr. Sean Shao meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Feng Liu qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our Board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;
●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditor at least annually;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed and issues regarding accounting and auditing principles and practices;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	aproving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;
●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and
●	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee. Our compensation committee consists of Mr. Sean Shao, Dr. Jinyi Guo, Mr. Yang Cha, Mr. Weihao (Michael) Chen, Mr. Feng Liu and Mr. Shaoqiang (Gary) Liu and is chaired by Mr. Sean Shao. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Weihao (Michael) Chen, Dr. Jinyi Guo, Mr. Yang Cha and Mr. Jun Liu, and is chaired by Mr. Weihao (Michael) Chen. The nominating and corporate governance committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board. Each of our directors are appointed for a two-year term and may be re-appointed by the Board upon the term expiration. The current term of all of our directors, except for Mr. Joel A. Getz, will expire on May 20, 2024. The current term of Mr. Joel A. Getz will expire on December 27, 2024. A director’s office shall be vacated if, among other things, the director (i) resigns his office by notice in writing to the Company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (iii) is found to be or becomes of unsound mind; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to our sixth amended and restated articles of association.

6.D.	Employees

We endeavor to cultivate employees with talent, passion, and strong learning abilities.

We had 8,590 full-time employees and 12,718 part-time employees as of December 31, 2020, 10,555 full-time employees and 16,411 part-time employees as of December 31, 2021 and 14,559 full-time employees and 19,045 part-time employees as of December 31, 2022, all of whom were based in China. As of December 31, 2022, our full-time employees consisted of 12,975 store operation employees, 349 store development employees, 482 technology development employees, 642 general and administration employees and 111 sales and marketing employees.

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

We engage independent third-party service providers to recruit some outsourced staff. As of December 31, 2022, a majority of our part-time storefront staff were such outsourced staff.

We maintain a good working relationship with our employees, and as of the date of this annual report, we had not experienced any material labor disputes.

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our Shares as of February 28, 2023, assuming conversion of all of our outstanding Class B Ordinary Shares and Senior Preferred Shares into Class A Ordinary Shares on a one-to-one basis, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our Shares.

The calculations in the table below are based on, (i) 2,062,506,340 issued and outstanding Class A Ordinary Shares, excluding a total of 17,295,616 Class A Ordinary Shares that represent Class A Ordinary Shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding as of February 28, 2023, (ii) 144,778,552 outstanding Class B Ordinary Shares as of February 28, 2023, and/or (iii) 307,692,307 outstanding Senior Preferred Shares as of February 28, 2023.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned as of February 28, 2023
		Class A		Class B
		Percentage of		Percentage of		Percentage	Percentage
		total Class A		total Class B		of total	of aggregate
		Ordinary		Ordinary		Senior	voting
	Number	Shares**	Number	Shares**	Number	Preferred Shares***	power***
Directors and Executive Officers:
Dr. Jinyi Guo	26,466,160	1.3%	—	—	—	—	0.7%
Wenbao Cao	*	*	—	—	—	—	*

Feng Liu	*	*	—	—	—	—	*
Yang Cha	*	*	—	—	—	—	*
Sean Shao	*	*	—	—	—	—	*
Shaoqiang (Gary) Liu	—	—	—	—	—	—	—
Qianli Liu	*	*	—	—	—	—	*
Weihao (Michael) Chen	—	—	—	—	—	—	—
Jun Liu	—	—	—	—	—	—	—
Joel A. Getz	—	—	—	—	—	—	—
Jing An	—	—	—	—	—	—	—
Reinout Hendrik Schakel	*	*	—	—	—	—	*
Gang Wu	*	*	—	—	—	—	*
Fei Yang	*	*	—	—	—	—	*
Shan Jiang	*	*	—	—	—	—	*
Weiming Zhou	*	*	—	—	—	—	*
All directors and executive officers as a group	70,839,568	3.4%	—	—	—	—	1.8%
Principal Shareholders:
Centurium Capital(1)	383,425,748	18.6%	144,778,500	100.0%	295,384,615	96.0%	55.7%

Notes:

*	Less than 1% of each class of our shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 2,062,506,340 Class A Ordinary Shares, or 144,778,552, being the number of Class B Ordinary Shares, or 307,692,307, being the number of Senior Preferred Shares, as appropriate, as of February 28, 2023 and (ii) the number of Ordinary Shares underlying share options and/or restricted share units held by such person or group that are exercisable or, for restricted share units, expected to vest within 60 days of February 28, 2023.

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

On January 21, 2022, we received a request from a Centurium Capital-led buyer consortium that also includes IDG Capital and Ares SSG Capital Management (Buyer Consortium) to consent to close Centurium Capital’s previously announced transaction to purchase an aggregate of 383,425,748 Class A Ordinary Shares (Sale Shares) from certain sellers (Secondary Sale). The sellers are Primus Investment Fund, L.P. (in official liquidation) (Primus), Haode Investment Inc. (in liquidation) (Haode) and Summer Fame Limited (in liquidation) (Summer Fame, and collectively with Primus and Haode, the “Sellers”). The Sellers are affiliates of and were formerly controlled by Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian, former management members of the Company, and their families (Former Management Members). The Sellers were ordered to be wound up and are currently in liquidation pursuant to an order of the Cayman Court in respect of Primus, and pursuant to orders of the BVI Court in respect of Haode and Summer Fame. The joint liquidators appointed in respect of the Sellers have exercised their statutory powers to enter into definitive documents to give effect to the Secondary Sale. Proceeds of the Secondary Sale are to be distributed by the joint liquidators to the creditors and stakeholders of each of the Sellers in accordance with the joint liquidators’ statutory duties. Accordingly, we did not receive any of the proceeds from the Secondary Sale. By judgement dated January 17, 2022, the BVI Court sanctioned transactions that form part of the Secondary Sale, as required by the securities purchase agreement that gave effect to the Secondary Sale. After careful consideration, our Board and JPLs of the Company determined the Secondary Sale to be in the long-term best interest of the Company, and accordingly approved the transaction. On January 25, 2022, after receiving consent from the Company, the Buyer Consortium closed the Secondary Sale. Upon the closing of the Secondary Sale, the Former Management Members ceased to have any interest in the Sale Shares and Centurium Capital became our controlling shareholder, holding more than 50% of the voting interest of the Company.

6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

In 2022, we received sales and marketing services in our ordinary course of business from Goumei (Zhejiang) Information Technology CO., Ltd, an entity in which our controlling shareholder, Centurium Capital, has significant influence. The transaction amount for such sales and marketing services was RMB13.9 million (US$2.0 million) in 2022.

7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.   Financial Information

8.A.Consolidated Statements and Other Financial Information

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

On December 16, 2020, the SEC announced its settlement with us regarding the Fabricated Transactions. Under the terms of the settlement, we, without admitting or denying the allegations of the SEC, consented to the entry of an order (i) requiring us to pay a civil money penalty in the amount of US$180 million to the SEC, eligible for offset by any cash payments made by us to our security holders pursuant to any schemes of arrangement approved by the Cayman Court in the provisional liquidation proceedings and restructuring, and (ii) permanently enjoining us from violations of certain federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934.

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

U.S. DOJ Investigation

We were contacted by the U.S. Attorney’s Office for the Southern District of New York (the “SDNY”) following our press release on April 2, 2020 relating to the Fabricated Transactions. The SDNY indicated that it had commenced an investigation into the Fabricated Transactions. We have apprised the SDNY of the relevant Chinese laws that restrict us from providing evidence and information without prior approval from the Chinese Ministry of Justice. We are committed to cooperating with the DOJ to the extent permissible under the applicable laws of the PRC. We cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on us arising out of this investigation.

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

Legal Actions

U.S. Class Action

On February 13, 2020, April 2, 2020, April 8, 2020, and April 10, 2020, putative securities class action complaints were filed in the United States District Court for the Eastern and Southern Districts of New York against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. These lawsuits were consolidated in the Southern District of New York, under the caption In re Luckin Coffee Inc. Securities Litigation, 1:20-cv-01293 (S.D.N.Y.). On June 12, 2020, the court appointed co-lead plaintiffs pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated class action complaint was filed on September 24, 2020 that alleges, among other things, that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements. The consolidated class action complaint variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities.

On October 26, 2021, the court issued an order preliminarily approving a class-wide settlement of all claims that had been or could have been asserted in the Federal Class Action, in exchange for payment of US$175 million to the class of investors who purchased or otherwise acquired the Company’s ADS during the period from May 17, 2019 through July 15, 2020, inclusive. On July 22, 2022, the court issued an order granting final approval of the settlement.

On May 26, 2020, June 18, 2020, and June 23, 2020, putative securities class actions complaints were filed in the Supreme Court of the State of New York, County of New York, against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. The lawsuits variously alleged that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements, in violation of Sections 11, 12 and 15 of the Securities Act. On October 16, 2020, the court appointed co-lead plaintiffs and consolidated the lawsuits under the caption In re Luckin Coffee Inc. Securities Litigation, 651939/2020 (N.Y. Sup. Ct.). A consolidated amended complaint was filed on December 23, 2020, adding claims against investment vehicles owned by former officers and directors of the Company and the Company’s agent for service of process, Cogency Global Inc. The amended complaint also asserted claims under the Securities Act on behalf of a class of purchasers of the Notes. On January 9, 2022, the Company reached an agreement in principle with the lead plaintiffs in the State Class Action to resolve claims that have been or could be filed on behalf of a class of purchasers of the Notes who did not release their claims in connection with the Scheme. The State Class Settlement received preliminary approval from the State Court on October 7, 2022. As of this date, a fairness hearing for the settlement is scheduled for April 28, 2023. The State Court Settlement remains subject to final approval from the State Court.

U.S. “Opt Out” Claims

The Company was also been named as a defendant in the following opt-out lawsuits alleging violations of U.S. securities laws: Kingstown Capital Management. v. Luckin Coffee, 1:20-cv-07029 (S.D.N.Y.); Lai Ye v. Luckin Coffee et al., 1:21-cv-2020 (S.D.N.Y.); Nuveen Winslow Large-Cap Growth ESG Fund et al. v. Luckin Coffee et al., 655177/2020 (N.Y. Sup. Ct.); and Bequai v. Luckin Coffee, GV20019430-00 (Va. D. Ct., Fairfax Cty.). As of the date of this annual report, all of the above lawsuits have been voluntarily dismissed by the plaintiffs.

Certain individuals and institutions claiming to have made investments related to the Company’s ADS have made informal demands for the Company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020, but have not commenced legal proceedings. In the aggregate, the investors that have made informal demands have asserted losses in excess of US$325 million.

U.S. Derivative Action

The Company was a nominal defendant in a consolidated putative derivative action filed in the Supreme Court of the State of New York captioned In re Luckin Coffee Inc.

Derivative Litigation, 652800/2020 (N.Y. Sup. Ct.). The Federal Class Settlement includes releases of derivative claims on behalf of members of the Federal Class. On November 8, 2022, the parties filed a stipulation of discontinuance with prejudice to conclude the derivative litigation, which the court so-ordered on November 9, 2022.

Canadian Class Action

On or about April 14, 2020, an Application for Authorization to Bring a Class Action was filed against Luckin Coffee Inc. by Martin Banoon (the “Applicant”) in the Superior Court of Quebec, file no. 500-06-001058-201. The Applicant sought authorization to institute a class action on behalf of the proposed class members comprised of holders of the Company’s ADS, as a result of Fabricated Transactions. On August 9, 2022, the Superior Court of Quebec entered judgment approving the Applicant’s request to discontinue the proceeding.

Cayman Bondholder Action

In May 2020, a group of holders of the Notes commenced proceedings in the Cayman Court seeking to recover approximately US$155 million of losses from the Company. By summons dated May 1, 2020, the bondholders applied ex parte for a worldwide freezing order (the “WFO”) against the Company. On May 8, 2020, the Cayman Court granted the order sought. On July 1, 2020 to July 3, 2020 the Cayman Court heard the Company’s application to set aside the WFO. By order dated July 22, 2020, the Cayman Court discharged the WFO. The substantive proceedings were automatically stayed on the appointment of the JPLs on July 15, 2020. On August 12, 2020, the Cayman Court ordered that the noteholders could appeal the discharge order until 14 days following the date of discharge of the JPLs. However, there can be no further action in these proceedings as the indebtedness under the Notes has been effectively compromised due to the successful Restructuring as of January 28, 2022. In July 2022, these proceedings were discontinued by a consent order issued by the Cayman Court upon parties’ agreement.

Appointment of “Light-Touch” JPLs in the Cayman Islands

On July 10, 2020, a creditor of the Company filed a winding up petition against the Company in the Cayman Proceeding. On July 10, 2020, the Company made an ex parte application pursuant to section 104(3) of the Companies Act for the appointment of the JPLs. On July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs to develop and propose a restructuring of the Company’s indebtedness in a manner designed to allow the Company to continue as a going concern, with a view to making an arrangement with its creditors including (without limitation) a compromise or arrangement by way of a Scheme under section 86 of the Companies Act. In accordance with the appointment order, the Board’s powers to conduct the ordinary, day-to-day business of the Company were preserved, subject to the supervision and oversight of the JPLs. On October 12, 2020, pursuant to a letter of request issued by the Cayman Court dated September 7, 2020, the High Court of Hong Kong made an order recognizing the appointment of the JPLs in Hong Kong. On February 5, 2021, the JPLs, in their capacity as “foreign representatives” of the Company under the U.S. Bankruptcy Code, filed a petition seeking, among other things, recognition of the provisional liquidation in the United States. On March 30, 2021, the U.S. Bankruptcy Court entered the Order Recognizing Cayman Proceeding as a Foreign Main Proceeding and Granting Relief in Aid Thereof [Dkt. No. 48] in In re Luckin Coffee Inc. (in Provisional Liquidation), No. 21-10228 (MG) (Bankr. S.D.N.Y. Feb. 5, 2021), recognising the provisional liquidation as a “foreign main proceeding.” The U.S. Bankruptcy Court imposed an automatic stay of all actions against the Company and its assets in the U.S., to the extent provided in the U.S. Bankruptcy Code and for the duration of the Chapter 15 Case, subject to certain carve outs and reserving judgment in respect of a requested stay of proceedings against non-debtor parties.

On September 20, 2021, with the support of the JPLs, we filed a summons and petition in the Cayman Court (proceeding number FSD 276 of 2021 (ASCJ)) seeking sanction of a Scheme for the purposes of the Restructuring, and seeking directions to convene a meeting of creditors affected by the Scheme. On November 30, 2021, the Scheme was unanimously approved by all creditors who attended the Scheme meeting (in person or by proxy), representing approximately 97.7% of the aggregate outstanding principal amount of the Notes. On December 13, 2021 the Cayman Court sanctioned the Scheme, which became fully effective in accordance with its terms on December 17, 2021, following the entry of a final order of the U.S. Bankruptcy Court recognizing and enforcing the Scheme in the territorial jurisdiction of the United States.

On January 28, 2022, the Restructuring of the Notes contemplated by the Scheme became effective and was substantially consummated. In aggregate, we issued consideration for the Scheme totaling US$245.5 million of cash, US$109.9 million of New Notes and 9,527, 601 ADSs representing 76,220,808 Class A Ordinary Shares, which included 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme. The parties to the amended winding-up petition (filed in substitution on January 7, 2021), applied consensually to the Cayman Court for leave to withdraw or have the petition dismissed. By an order of the Cayman Court dated February 25, 2022, the petition was dismissed and the JPLs were formally discharged with effect from March 4, 2022, bringing the provisional liquidation to a close. Shortly thereafter, the U.S. Bankruptcy Court entered an order closing the Chapter 15 Case on April 8, 2022.

UCAR Inc. Proceedings

We entered into an agreement with UCAR Inc. on July 1, 2020 to pay RMB36.6 million to UCAR Inc. for the costs UCAR Inc. incurred as a result of the leasehold improvements of certain office space that we occupied. In September 2021, UCAR Inc. initiated an arbitration proceeding against Luckin China in China International Economic and Trade Arbitration Commission, seeking to recover its costs and other relevant expenses allegedly incurred of approximately RMB38.4 million. As of December 31, 2022, the arbitration proceeding was closed with the final judgment that we are obligated to pay approximately RMB 31.7 million for the leasehold improvement and related legal fees. We have made full payment and the ending balance of this liability was nil as of December 31, 2022.

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

Item 9.   The Offer and Listing

9.A.Offering and Listing Details

Our ADSs had been listed on the NASDAQ Global Select Market since May 17, 2019 under the symbol “LK.” Each ADS represents eight Class A Ordinary Shares, par value US$0.000002 per share. We received a delisting notice from Nasdaq on May 15, 2020 and requested a hearing on May 22, 2020. We received another delisting notice from Nasdaq for failure to file our annual report on June 17, 2020. We notified Nasdaq of the Company’s decision to withdraw its request for the hearing on June 24, 2020. On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since Nasdaq suspended the trading of our ADSs on June 29, 2020.

9.B.Plan of Distribution

Not applicable.

9.C.Markets

The ADSs representing our Class A Ordinary Shares had been listed on the NASDAQ Global Select Market since May 17, 2019 under the symbol “LK.” Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since the Nasdaq suspended the trading of our ADSs on June 29, 2020.

9.D.Selling Shareholders

Not applicable.

9.E.Dilution

Not applicable.

9.F.Expenses of the Issue

Not applicable.

Item 10.   Additional Information

10.A.Share Capital

Not applicable.

10.B.Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act and the common law of the Cayman Islands.

Our sixth amended and restated memorandum and articles of association, which is filed as Exhibit 1.1 to this annual report, was adopted by a special resolution of our shareholders on December 11, 2021, in substitution for and to the exclusion of our fifth amended and restated memorandum and articles of association. It became effective on December 11, 2021.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Shares

General. Our authorized share capital is US$50,000 divided into 25,000,000,000 Ordinary Shares, with a par value of US$0.000002 each, comprising (i) 20,000,000,000 Class A Ordinary Shares with a par value of US$0.000002 each, and (ii) 5,000,000,000 Class B Ordinary Shares with a par value of US$0.000002 each. Further to a Certificate of Designation dated November 30, 2021, 307,692,307 authorised but unissued Class A Ordinary Shares with a par value of US$0.000002 each in the capital of the Company have been re-designated as 307,692,307 Senior Preferred Shares with a par value of US$0.000002 each. Holders of Ordinary Shares have the same rights except for voting and conversion rights. Holders of Senior Preferred Shares have the rights described below under “Certificate of Designation.” All of our issued and outstanding Ordinary Shares and Senior Preferred Shares are fully paid and nonassessable. Certificates representing the Ordinary Shares and Senior Preferred Shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their Ordinary Shares and Senior Preferred Shares subject to certain restriction described below under “Transfer of Shares.”

Subject to the Companies Act and the articles of association, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to subdivide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of Shares, whether stated to be ordinary, preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore provided.

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

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding-up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding-up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to nominal amount of the shares held by them respectively. Any distribution of assets or capital to a holder of Ordinary Shares will be the same in any liquidation event.

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

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

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

This discussion does not address any U.S. federal taxes (such as estate or gift taxes) other than income taxes, nor does it address any state, local or non-U.S. tax considerations. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A Ordinary Shares in their particular circumstances.

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

Because we hold a substantial amount of cash, our PFIC status for any taxable year may depend, in part, on the value of our goodwill. The value of our goodwill may be determined by averaging (on a quarterly basis) the excess of the sum of our market capitalization and liabilities over the value of our other assets. If the value of our goodwill for 2019 and 2020 is determined in such manner, based on the trading prices of our ADSs we were not a PFIC for our taxable years of 2019 and 2020. However, because our market capitalization declined significantly since the second quarter of 2020 and throughout 2020, there can be no assurance that the Internal Revenue Service (the “IRS”) will not assert that the true value of our goodwill for 2019 and the first quarter of 2020 is in fact lower. If the assertion of that position is successful, our PFIC status for our taxable years of 2019 and 2020 would depend on the asserted value of our goodwill for those years.

Based on the composition of our income and assets and the value of our assets (including goodwill), we believe that we were not a PFIC for our 2022 taxable year. However, there can be no assurances that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which, as discussed above, may be determined, in part, by reference to our market capitalization, which has been, and may continue to be, volatile). Because we hold and may continue to hold significant amounts of cash and cash equivalents, and because the value of our goodwill may be determined by reference to our market capitalization from time to time, fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or any future taxable year.

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

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A Ordinary Shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A Ordinary Shares will be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for our ADSs individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A Ordinary Shares exceed 125% of the average of the annual distributions on the ADSs or Class A Ordinary Shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such excess distributions will be subject to taxation in the same manner.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “Taxation—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable Treaty rate in the case of U.S. Holders that qualify for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, certain Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. U.S. Holders should consult their tax advisers regarding the creditability of PRC taxes in their particular circumstances (including eligibility for Treaty benefits). In lieu of claiming a credit, a U.S. Holder may elect to deduct PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all creditable foreign taxes paid or accrued in the taxable year.

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

As described in “Taxation—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A Ordinary Shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat gains on the disposition of ADSs or Class A Ordinary Shares as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC taxes on such disposition gains. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A Ordinary Shares unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

10.I.Subsidiary Information

Not applicable.

10.J.Annual Report to Security Holders

Not applicable.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

Foreign currency exchange rate risk

Renminbi is not a freely convertible currency. SAFE, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of Renminbi is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in Renminbi amounted to RMB3,883.9 million, RMB3,358.4 million and RMB3,248.8 million as of December 31, 2020, 2021 and 2022, respectively.

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

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates and have not used any derivative financial instruments to manage the interest risk exposure in 2020, 2021 and 2022.

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

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

In January 2020, we issued US$460 million of Notes. On July 15, 2020, on the application of the Company in response to the presentation of a winding-up petition by a creditor in the Cayman Islands, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs. Following this appointment, which constituted an event of default under the indenture with respect to the Notes, 100% of the principal of, and accrued and unpaid interest on, the Notes automatically became immediately due and payable. During the provisional liquidation, we negotiated the Restructuring under the supervision of the JPLs. On March 16, 2021, we announced that we had entered into the RSA with holders of a majority of the Notes. On September 21, 2021, we announced that, in connection with the Restructuring, we had filed a summons for directions and a petition in the Cayman Court seeking an order for the convening of a single meeting of the class of creditors affected by a scheme of arrangement to consider, and if sought fit, approve, the Scheme. On December 13, 2021, the Cayman Court sanctioned the Scheme which became fully effective in accordance with its terms on December 17, 2021, following the entry of a final order of the U.S. Bankruptcy Court recognizing and enforcing the Scheme in the territorial jurisdiction of the United States. On January 28, 2022, the Restructuring of the Notes as contemplated by the Scheme became effective and was substantially consummated.

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

In aggregate, in exchange for the Notes, we have issued consideration under the Scheme totaling approximately US$245.5 million of cash, the New Notes and 9,527,601 ADSs representing 76,220,808 Class A Ordinary Shares, which includes 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme of which 25,004 ADSs were not claimed by creditors and therefore 200,032 Class A Ordinary Shares underlying such unclaimed ADSs were returned to the Company. We announced the redemption in full of the New Notes on August 26, 2022, which were our only offshore debt securities. The aggregate redemption price of the New Notes was US$115.6 million, which constitutes the aggregate principal amount outstanding plus the aggregate accrued interest. The aggregate redemption price was paid from our available offshore cash balance. With the full redemption of the New Notes, the role of the Scheme Supervisors under the previously announced RSA was terminated. See “Note 12 Convertible Senior Notes” to the Company’s consolidated financial statements included in this annual report.

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

Based upon this evaluation, our management has concluded that, as of December 31, 2022, our existing disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, our management has concluded that the internal control over financial reporting as of December 31, 2022 was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to the Fabricated Transactions, Internal Investigation, Internal Controls, Offshore Restructuring and Related Matters—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.”

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”), has audited the effectiveness of our Company’s internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-5 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

Item 16.   [Reserved]

Item 16.A.   Audit Committee Financial Expert

Our Board has determined that Mr. Feng Liu, an independent director and the chairman of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules. Mr. Feng Liu satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Item 16.B.   Code of Ethics

Our Board has adopted a code of business conduct and ethics, as amended in April 2023, that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our chief executive officer, chief financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our amended code of business conduct and ethics as Exhibit 11.1 of this annual report and posted a copy of our amended code of business conduct and ethics on our website at http://investor.lkcoffee.com/. We hereby undertake to provide to any person without charge a copy of our latest code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16.C.   Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, namely BDO China Shu Lun Pan Certified Public Accountants LLP and Centurion ZD CPA & Co., for the years ended December 31, 2021 and 2022.

	2021	2022
	RMB	RMB
Services:
Audit fees(1)	18,344	22,347
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other fees(4)	—	4,773
Total liabilities	18,344	27,120
(1)	Audit Fees. Audit fees mean the aggregate fees billed for each of the fiscal periods listed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees. Audit-related fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean the aggregate fees billed in each of the fiscal periods listed for professional services related to tax compliance, tax advice, and tax planning.
(4)	All Other Fees. All other fees mean the aggregate fees billed in each of the fiscal periods listed for services other than services reported in Notes (1) through (3).

The policy of our audit committee is to preapprove all audit and non-audit services provided by auditors including BDO China Shu Lun Pan Certified Public Accountants LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

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

Item 16.F.   Change in Registrant’s Certifying Accountant

We appointed BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022, effective April 14, 2022. The appointment has been approved by the audit committee of the Company’s Board of Directors. BDO succeeds Centurion ZD CPA & Co. (“CZD”), the Company’s previous independent registered public accounting firm. The reports of CZD on the Company’s consolidated financial statements for the fiscal years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. For the fiscal years ended December 31, 2020 and 2021 and through April 14, 2022, there have been no disagreements between the Company and CZD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of CZD, would have caused CZD to make reference to the subject matter of the disagreements in its report on the consolidated financial statements, and there have been no “reportable events” as the term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure in Item 16.F to CZD and requested that CZD furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from CZD addressed to the SEC, dated April 6, 2023, is filed herein as Exhibit 15.5.

Prior to BDO’s engagement, neither we nor anyone on our behalf consulted BDO regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by BDO that BDO concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event.

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

Item 16.H.   Mine Safety Disclosure

Not applicable.

Item 16.I.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

In April 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021, where our previous auditor, CZD (a registered public accounting firm that the PCAOB was unable to inspect or investigate completely) issued an audit report for us. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F.

As of the date of this annual report and to our best knowledge:

(i)	none of our shares or the shares of our subsidiaries or the VIE are owned by governmental entities in the jurisdiction in which we or our subsidiaries or the VIE are incorporated or otherwise organized;
(ii)	none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us, our subsidiaries or the VIE;
(iii)	none of the members of our board of directors or the board of directors of our subsidiaries or the VIE is an official of the Chinese Communist Party; and
(iv)	our, our subsidiaries or the VIE’s articles of incorporation do not contain any charter of the Chinese Communist Party.

PART III

Item 17.   Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.   Financial Statements

The consolidated financial statements of Luckin Coffee Inc. are included at the end of this annual report.

Item 19.   Exhibits

Exhibit Number	Description of Document
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant
2.1	Specimen American Depositary Receipt (included in Exhibit 2.3)
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

4.11*	English translation of Master Exclusive Service Agreement between Beijing WFOE and Beijing Luckin Coffee Technology Ltd. dated June 16, 2022
4.12*	English translation of Business Cooperation Agreement among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated June 16, 2022
4.13*	English translation of Proxy Agreement and Power of Attorney among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated June 16, 2022
4.14*	English translation of Exclusive Option Agreement among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated June 16, 2022
4.15*	English translation of Share Pledge Agreement between Beijing WFOE and the shareholders of Beijing Luckin Coffee Technology Ltd. dated June 16, 2022
4.16*	English translation of Confirmation and Guarantee Letter granted by Mr. Gang Wu dated June 16, 2022
4.17*	English translation of Confirmation and Guarantee Letter granted by Mr. Jinyi Guo dated June 16, 2022
4.18*	English translation of Spousal Consent Letter granted by the spouse of Mr. Gang Wu dated June 16, 2022
4.19*	English translation of Spousal Consent Letter granted by the spouse of Mr. Jinyi Guo dated June 16, 2022
4.20

Restructuring Support Agreement by and among the Registrant, the joint provisional liquidators appointed to the Company by the order of the Grand Court of the Cayman Islands dated July 15, 2020 in the provisional liquidation proceedings relating to the Registrant (Cause No. FSD 157 of 2020(ASCJ)) and certain holders of the Registrant’s convertible senior notes due 2025, dated March 16, 2021 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K (File No. 001-38896) filed with the Securities and Exchange Commission on March 16, 2021)

Exhibit Number	Description of Document
4.21

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

4.22

Investment Agreement by and among the Registrant, Cannonball Limited and Joy Capital II, L.P, dated April 15, 2021 (incorporated herein by reference to Exhibit 4.20 to the annual report for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on June 30, 2021)

4.23

Rights Agreement, dated as of October 14, 2021, between Luckin Coffee Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, including as Exhibit A the forms of Rights Certificate and of Election to Exercise (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, furnished on October 14, 2021)

8.1*	List of Significant Subsidiaries and VIE of the Registrant
11.1*	Amended Code of Business Conduct and Ethics of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of King & Wood Mallesons
15.2*	Consent of Harney Westwood & Riegels
15.3*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP, Independent Registered Public Accounting Firm
15.4*	Consent of Centurion ZD CPA & Co., Independent Registered Public Accounting Firm
15.5*	Letter from Centurion ZD CPA & Co., Independent Registered Public Accounting Firm
15.6*	Submission under Item 16.I.(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Luckin Coffee Inc.

	By:	/s/ Jing An
	Name:	Jing An
	Title:	Chief Financial Officer

Date: April 6, 2023

LUCKIN COFFEE INC.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Luckin Coffee Inc.

Xiamen, The People’s Republic of China

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Luckin Coffee Inc. (the “Company”) together with its consolidated subsidiaries and variable interest entity (collectively, the “Group”) as of December 31, 2022, the related consolidated statements of operations and comprehensive (loss)/income, shareholders’ (deficits)/equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2022 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated April 6, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition for product sales in self-operated stores

As described in Note 2 to the consolidated financial statements, the Group offers freshly brewed drinks and other products through its physical self-operated stores. The Group generated approximately RMB 9.4 billion revenue from product sales in self-operated stores out of RMB 13.3 billion total revenue for the year ended December 31, 2022. Customers place orders for products mainly through the Group’s application, Weixin mini-program and other third-party platforms with different options to pay through third-party online payment platforms.

We identified the occurrence of product sales in self-operated stores as a critical audit matter. Complex auditor judgement was involved in designing and performing audit procedures over product sales transactions due to the significant volume recorded through the Group’s internally developed applications. Auditing these transactions was challenging because of the extent of audit effort and the involvement of information technology (“IT”) professionals with specialized skills and knowledge.

The primary procedures we performed to address this critical audit matter included:

•	Testing the operating effectiveness of certain controls relating to relevant business processes of product sales in self-operated stores, including relevant IT automated controls.
•

Performing targeted tests of transactions including: (i) testing completeness and accuracy of certain revenue reports used with the assistance of our IT specialists, (ii) validating the existence of self-operated stores by identifying self-operated stores through on-line maps and agreeing store locations to address information maintained by management, (iii) reconciling cash payments between third-party payment platforms’ records and the Group’s records, (iv) performing test of customer transactions and reviewing relevant supporting details, and (v) performing data analytical procedures over the customer orders with the assistance of our IT specialists.

Accounting and valuation of restructuring support agreement (the “RSA”) including derivative instrument

As described in Note 12 to the consolidated financial statements, the Group entered into the RSA in relation to restructuring of existing notes in 2021 with all the conditions precedent to the effective date satisfied in 2022. During the year ended December 31, 2022, the Group recognized a gain of RMB 124.14 million related to the RSA and a fair value loss of RMB 6.38 million related to the bifurcated derivative instrument embedded in the RSA.

We identified the evaluation of the accounting treatment of the RSA and the valuation of the  embedded derivate instrument as a critical audit matter. Complex auditor judgement was involved in evaluating the Group’s interpretation of applicable accounting guidance and the methodology used to determine the fair value of the embedded derivate instrument, including  certain unobservable inputs and assumptions such as discount rate and credit rating. Auditing these elements involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

•	Reviewing the RSA to evaluate whether management’s accounting judgments related to the measurement and recognition of the RSA were in compliance with relevant accounting guidance.
•

Utilizing personnel with specialized knowledge and skill in valuation to assist in: (i) assessing the appropriateness of the valuation model utilized by management to determine the fair value of the bifurcated derivative instrument, and (ii) assessing the reasonableness of inputs and assumptions utilized by the management in determining the fair value of the embedded derivative instrument, including discount rate and credit rating.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Group’s auditor since 2022.

Shanghai, The People’s Republic of China

April 6, 2023

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Luckin Coffee Inc.

Xiamen, The People’s Republic of China

Opinion on Internal Control over Financial Reporting

We have audited Luckin Coffee Inc.’s (the “Company’s”) together with its consolidated subsidiaries and variable interest entity (collectively, the “Group’s”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Group as of December 31, 2022, and the related consolidated statements of operations and comprehensive (loss)/income, shareholders’ (deficits)/equity, and cash flows for the year then ended, and the related notes and our report dated April 6, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, The People’s Republic of China

April 6, 2023

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong

香港紅磡德豐街22號海濱廣場二期13樓1304室

Tel: (852) 2126 2388   Fax: (852) 2122 9078

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Luckin Coffee Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Luckin Coffee Inc. and subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of comprehensive (loss) / income, consolidated statements of shareholders’ equity, and consolidated statements of cash flows for the years ended December 31, 2020 and 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the years ended December 31 2020 and 2021, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

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

Critical Audit Matter Description

The Company had revenue and deferred revenue of RMB 7.97 Billion and RMB 96.2 million respectively for the year ended December 31, 2021 and as of December 31, 2021. A description of the Company’s principal revenue generating activities is as follows:

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the revenue and deferred revenue included the following:

●	We have utilized our IT specialists to assist us in assessing the calculation logic of deferred revenue for prepaid coupon.
●	We have performed ITGC audit procedures on the Company’s business operation and financial reporting database (“BOD”)
●	We performed audit procedures that included, among others, testing the clerical accuracy and consistency with US GAAP of the accounting model developed by the Company to recognize revenue including forfeiture of prepaid coupon and deferred revenue associated with the prepaid coupon.
●	We have performed data mapping test in sampling basis between the raw data from the system in which the Company used to capture the sales transactions for big data and marketing purpose with BOD and confirmed that the BOD is reliable.
●	We have performed reconciliation between BOD, the system in which the Company used to capture the sales transactions for big data and marketing purpose and third-party payment platforms to confirm the transactions related to payment like purchase of coffee directly or purchase of prepaid coupons are truly and fairly reflected in BOD.
●	We have tested the payment receipts against third-party payments platforms and instruments such as WeChat and Alipay.

●	We have also performed certain substantive analytical procedures.
(ii)	Impairment assessment on long-lived assets

Critical Audit Matter Description

As of December 31, 2021, the Company’s record an aggregated impairment of long-lived assets of RMB 80.56 million, include RMB 21.37 million was recorded in current year. As disclosed in Note 2 to the consolidated financial statements included in year 2021 Form 20-F, it consists of the impairment loss in connection with Luckin Coffee EXPRESS and Luckin Pop Mini, self-operating stores and idle equipment.

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
(iii)	Adoption of new lease accounting standard, ASC Topic 842, Leases

Critical Audit Matter Description

As discussed in Note 19 to the consolidated financial statements included in year 2021 Form 20-F, the Company adopted the new lease accounting standard, ASC Topic 842, Leases, from January 1, 2021 since the Company ceased to act as an emerging growth company (‘‘EGC’’), using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients.

The impact of adoption of ASC 842 is a change in accounting policies of operating leases. This changes in accounting policies result in a right-of-use assets RMB 1.2 Billion and lease liability RMB 1.17 Billion (Both current and Non-current) being recognized in the consolidated balance sheet. Because of the judgements which have been applied and the estimates made in determining the impact of ASC 842, this area is considered as a key audit matter.

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

/s/ Centurion ZD CPA & Co.

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

Tel: (852) 2126 2388   Fax: (852) 2122 9078

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Luckin Coffee Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Luckin Coffee Inc. and its subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets and the related consolidated statements of comprehensive loss, consolidated statements of shareholders’ (deficits) / equity, and consolidated statement of cash flows and our report dated April 14, 2022, expressed an unqualified opinion.

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

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2021.

Hong Kong, China

April 14, 2022

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		6,477,636	3,534,304	512,426
Restricted cash		58,200	7,860	1,140
Accounts receivable, net	4	38,605	58,782	8,523
Receivables from online payment platforms		171,562	151,922	22,027
Inventories	5	593,340	1,206,467	174,921
Prepaid expenses and other current assets, net	6	1,044,007	1,077,719	156,256
Total current assets		8,383,350	6,037,054	875,293

Non-current assets:
Property and equipment, net	7	1,805,101	1,867,378	270,744
Restricted cash		19,438	35,755	5,184
Other non-current assets, net	8	163,926	327,744	47,518
Deferred tax assets, net	16	702,941	208,469	30,225
Operating lease right-of-use assets	18	1,237,734	2,003,997	290,552
Total non-current assets		3,929,140	4,443,343	644,223

Total assets		12,312,490	10,480,397	1,519,516

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amount of the VIE without recourse to the primary beneficiaries of RMB95.5 million and RMB2.9 million (US$0.4 million) as of December 31, 2021 and 2022):
Accounts payable		293,700	441,376	63,994
Accrued expenses and other current liabilities	9	1,322,006	1,375,425	199,418
Deferred revenues		96,212	97,366	14,117
Convertible senior notes	12	2,931,396	—	—
Payable for equity litigants settlement		1,350,257	33,796	4,900
Operating lease liabilities	18	598,062	880,873	127,715
Total current liabilities		6,591,633	2,828,836	410,144

Non-current liabilities (including amount of the VIE without recourse to the primary beneficiaries of RMB nil and RMB nil as of December 31, 2021 and 2022 ):
Operating lease liabilities	18	575,060	1,024,274	148,506
Total non-current liabilities		575,060	1,024,274	148,506

Total liabilities		7,166,693	3,853,110	558,650

Commitments and contingencies	20

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
Mezzanine equity:
Convertible senior preferred shares (US$0.000002 par value; 307,692,307 and 307,692,307 shares authorized as of December 31, 2021 and 2022, respectively; 295,384,615 and 307,692,307 issued and outstanding as of December 31, 2021 and 2022, respectively)	14	1,514,660	1,578,040	228,794
Total Mezzanine equity		1,514,660	1,578,040	228,794

Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value; 19,692,307,693 and 19,692,307,693 shares authorized as of December 31, 2021 and 2022, respectively, 1,950,457,380 and 2,079,801,956 issued and outstanding as of December 31, 2021 and 2022, respectively)	13	21	23	3
Class B ordinary shares (US$0.000002 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 144,778,552 and 144,778,552 issued and outstanding as of December 31, 2021 and 2022, respectively)	13	2	2	0
Additional paid-in capital		15,037,992	16,037,406	2,325,205
Statutory reserves		2,617	35,657	5,170
Accumulated deficits		(11,876,351)	(11,421,145)	(1,655,910)
Accumulated other comprehensive income		466,856	397,304	57,604
Total Company’s ordinary shareholders’ equity		3,631,137	5,049,247	732,072

Total liabilities, mezzanine equity and shareholders’ equity		12,312,490	10,480,397	1,519,516

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the year ended
		December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
Net revenues:
Revenues from product sales		3,716,791	6,659,218	10,223,720	1,482,300
Revenues from partnership stores		316,627	1,306,105	3,069,262	445,001
Total net revenues		4,033,418	7,965,323	13,292,982	1,927,301
Cost of materials		(1,995,380)	(3,198,552)	(5,178,963)	(750,879)
Store rental and other operating costs		(1,726,619)	(2,036,772)	(2,829,987)	(410,310)
Depreciation and amortization expenses	7,8	(483,421)	(465,384)	(391,936)	(56,825)
Delivery expenses		(414,808)	(819,549)	(1,373,219)	(199,098)
Sales and marketing expenses		(462,112)	(336,855)	(570,122)	(82,660)
General and administrative expenses		(981,645)	(1,269,988)	(1,459,550)	(211,615)
Store preopening and other expenses		(9,982)	(16,352)	(36,012)	(5,221)
Impairment loss of long-lived assets	7,8	(71,467)	(21,368)	(221,810)	(32,159)
Losses and expenses related to Fabricated Transactions and Restructuring		(475,252)	(339,557)	(75,204)	(10,904)
Total operating expenses		(6,620,686)	(8,504,377)	(12,136,803)	(1,759,671)
Operating (loss)/income		(2,587,268)	(539,054)	1,156,179	167,630
Interest income		135,713	102,248	84,923	12,313
Interest and financing expenses		(116,471)	(35,490)	(23,484)	(3,405)
Foreign exchange (loss) /gain, net		(70,937)	12,441	10,661	1,546
Other (expenses)/income, net		(58,635)	(16,513)	60,680	8,798
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes		—	—	(6,381)	(925)
(Provision)/reversal for SEC settlement	19	(1,177,074)	1,146,474	—	—
Provision for equity litigants settlement	20	(1,226,119)	(155,314)	(279,967)	(40,591)
Gain from extinguishment of Series B Senior Secured Notes		—	—	124,139	17,998
Impairment of trust investments		(1,140,000)	—	—	—
(Loss)/income before income taxes		(6,240,791)	514,792	1,126,750	163,364
Income tax (expense)/benefits	16	637,801	63,861	(638,504)	(92,574)
Net (loss)/income		(5,602,990)	578,653	488,246	70,790
Less: Net (loss)/income attributable to non-controlling interests		(13,885)	108	—	—
Net (loss)/income attributable to the Company’s ordinary shareholders		(5,589,105)	578,545	488,246	70,790

Net (loss)/income per share*:	17
Basic		(2.76)	0.29	0.20	0.03
Diluted		(2.76)	0.27	0.19	0.03

Weighted average shares outstanding used in calculating basic and diluted (loss)/income per share:	17
Basic		2,021,919,061	2,051,263,478	2,473,078,408	2,473,078,408
Diluted		2,021,919,061	2,135,844,257	2,516,273,627	2,516,273,627

Net (loss)/income		(5,602,990)	578,653	488,246	70,790
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation difference, net of tax of nil		286,697	102,802	(69,552)	(10,084)
Total comprehensive (loss)/income		(5,316,293)	681,455	418,694	60,706
Less: total comprehensive (loss)/income attributable to non-controlling interests		(13,885)	108	—	—
Total comprehensive (loss)/income attributable to the Company’s ordinary shareholders		(5,302,408)	681,347	418,694	60,706

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

										Total
							Accumulated			Company’s
						Additional	other			ordinary	Non-	Total
		Class A ordinary shares		Class B ordinary shares		paid-in	comprehensive	Statutory	Accumulated	shareholders’	controlling	shareholders’
	Notes	Share	Amount	Share	Amount	capital	income	reserves	deficits	equity	interests	equity
Balance as of December 31, 2019		664,687,728	8	1,277,687,072	13	11,845,920	77,357	421	(6,863,595)	5,060,124	82,403	5,142,527
Net loss		—	—	—	—	—	—	—	(5,589,105)	(5,589,105)	(13,885)	(5,602,990)
Foreign currency translation difference		—	—	—	—	(190)	286,697	—	—	286,507	—	286,507
Conversion from Class B ordinary shares to Class A ordinary shares	13	1,132,908,520	11	(1,132,908,520)	(11)	—	—	—	—	—	—	—
Surrender of Class A ordinary shares		(4)	—	—	—	—	—	—	—	—	—	—
Issuance of Class A ordinary shares	13	82,800,000	1	—	—	2,876,810	—	—	—	2,876,811	—	2,876,811
Appropriation to statutory reserves		—	—	—	—	—	—	182	(182)	—	—	—
Share based compensation	15	—	—	—	—	22,029	—	—	—	22,029	—	22,029
Balance as of December 31, 2020		1,880,396,244	20	144,778,552	2	14,744,569	364,054	603	(12,452,882)	2,656,366	68,518	2,724,884
Net income		—	—	—	—	—	—	—	578,545	578,545	108	578,653
Foreign currency translation difference		—	—	—	—	—	102,802	—	—	102,802	—	102,802
Issuance of Class A ordinary shares	13	70,061,136	1	—	—	(1)	—	—	—	—	—	—
Appropriation to statutory reserves		—	—	—	—	—	—	2,014	(2,014)	—	—	—
Share based compensation	15	—	—	—	—	302,734	—	—	—	302,734	—	302,734
Purchase of non-controlling interest in a subsidiary		—	—	—	—	(9,310)	—	—	—	(9,310)	(68,626)	(77,936)
Balance as of December 31, 2021		1,950,457,380	21	144,778,552	2	15,037,992	466,856	2,617	(11,876,351)	3,631,137	—	3,631,137
Net income		—	—	—	—	—	—	—	488,246	488,246	—	488,246
Foreign currency translation difference		—	—	—	—	—	(69,552)	—	—	(69,552)	—	(69,552)
Issuance of Class A ordinary shares	13	53,123,768	1	—	—	(1)	—	—	—	—	—	—
Appropriation to statutory reserves		—	—	—	—	—	—	33,040	(33,040)	—	—	—
Share based compensation	15	—	—	—	—	398,008	—	—	—	398,008	—	398,008
Convertible senior notes restructuring		76,220,808	1	—	—	601,407	—	—	—	601,408	—	601,408
Balance as of December 31, 2022		2,079,801,956	23	144,778,552	2	16,037,406	397,304	35,657	(11,421,145)	5,049,247	—	5,049,247
Balance as of December 31, 2022(US$)		2,079,801,956	3	144,778,552	0	2,325,205	57,604	5,170	(1,655,910)	732,072	—	732,072

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares)

	For the year ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(5,602,990)	578,653	488,246	70,790
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Foreign exchange loss/ (gain), net	70,937	(12,441)	(10,661)	(1,546)
Loss on disposal of property and equipment	5,648	4,834	9,884	1,433
Depreciation and amortization	483,421	465,384	391,936	56,825
Amortization of operating lease right-of-use assets	—	672,910	854,646	123,912
Change in the fair value of financial instrument	—	—	6,381	925
Impairment of long-lived assets	71,467	21,368	221,810	32,159
Gain from extinguishment of Series B Senior Secured Notes	—	—	(124,139)	(17,998)
Allowance for prepayments and accounts receivable	83,230	4,467	18,069	2,620
Loss on disposal of other non-current assets	34,709	—	—	—
Deferred income tax	(638,720)	(64,221)	494,472	71,692
Impairment of trust investments	1,140,000	—	—	—
Interest expenses of convertible senior notes	107,014	35,490	19,855	2,879
Share-based compensation expenses	22,029	302,734	398,008	57,705
Provision /(reversal) for SEC settlement	1,177,074	(1,146,474)	—	—
Donation of inventory	—	3,889	—	—

Changes in operating assets and liabilities:
Accounts receivable	5,420	(22,431)	(20,994)	(3,044)
Inventories	109,976	(316,673)	(604,055)	(87,580)
Receivables from online payment platforms	(9,538)	(145,834)	19,640	2,848
Prepaid expenses and other current assets	(263,242)	(101,868)	(60,514)	(8,772)
Other non-current assets	20,710	(20,548)	(64,132)	(9,298)
Amount due from a related party	90	—	—	—
Accounts payable	(331,848)	84,005	147,676	21,411
Accrued expenses and other liabilities	(12,414)	254,094	107,095	15,527
Amounts due to related parties	(19,174)	—	—	—
Deferred revenues	(56,750)	8,038	1,154	167
Operating lease liabilities	—	(637,243)	(875,653)	(126,958)
Payable for equity litigants settlement	1,226,119	155,314	(1,398,906)	(202,822)

Net cash (used in)/provided by operating activities	(2,376,832)	123,447	19,818	2,875

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(822,333)	(173,217)	(781,676)	(113,332)
Payment for land use right	—	—	(19,344)	(2,805)
Cash received from disposal of property and equipment	—	1,490	2,974	431
Purchase of two trust investments	(1,140,000)	—	—	—
Purchases of short-term investments	(455,404)	—	—	—
Proceeds received from maturity of short-term investments	705,404	250,000	—	—
Repayment of contribution from noncontrolling interest in a subsidiary	—	(77,936)	—	—

Net cash (used in)/provided by investing activities	(1,712,333)	337	(798,046)	(115,706)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Class A ordinary shares, net of issuance cost	2,876,811	—	—	—
Capital lease payments	(7,656)	—	—	—
Return of deposit for capital lease	642	—	—	—
Proceeds from long-term borrowing	69,900	—	—	—
Proceeds from the issuance of convertible senior notes (the “Notes”)	3,098,069	—	—	—
Repayments for long-term borrowing	(642,433)	—	—	—
Cash received in relation to Fabricated Transaction	942,844	—	—	—
Cash paid in relation to Fabricated Transaction	(2,309,107)	—	—	—
Proceeds from issuance of convertible senior preferred shares	—	1,514,660	63,380	9,189
Repayment of convertible senior notes	—	—	(1,560,105)	(226,194)
Repayment of Series B Secured Notes (the “New Notes”)	—	—	(779,535)	(113,022)

Net cash provided by/(used in) financing activities	4,029,070	1,514,660	(2,276,260)	(330,027)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	17,711	(22,215)	77,133	11,183
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(42,384)	1,616,229	(2,977,355)	(431,675)
Cash and cash equivalents and restricted cash at beginning of years	4,981,429	4,939,045	6,555,274	950,425

Cash and cash equivalents and restricted cash at end of years	4,939,045	6,555,274	3,577,919	518,750
Supplemental disclosures of cash flow information:
Interests received	132,439	103,863	88,517	12,834
Interests paid, net of capitalization	(15,171)	—	(34,148)	(4,951)
Income taxes paid	(3,105)	(1,200)	(68,802)	(9,975)

Supplemental disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other liabilities	—	46,659	120,227	17,431
Obtaining right-of-use assets in exchange for lease liabilities	—	947,853	1,552,538	225,095
Shares issued in restructuring of the Notes	—	—	601,408	87,196
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	4,806,023	6,477,636	3,534,304	512,426
Current resricted cash	110,000	58,200	7,860	1,140
Non-current restricted cash	23,022	19,438	35,755	5,184
Total cash, cash equivalents and restricted cash in the statements of cashflows	4,939,045	6,555,274	3,577,919	518,750

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

(a)In 2022, the details of the Company’s principal subsidiaries and VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities

Subsidiaries:
Luckin Coffee Investment Inc. (“Luckin BVI”)	June 16, 2017	British Virgin Islands	100%	Investment holding
Luckin Coffee (Hong Kong) Limited (“Luckin HK”)	June 19, 2017	Hong Kong	100%	Investment holding
Luckin Coffee Roasting (Hong Kong) Limited (“Luckin Roasting”)	April 12, 2019	Hong Kong	100%	Investment holding
Luckin Coffee Roastery (Hong Kong) Limited (“Luckin Roastery”)	April 30, 2019	Hong Kong	100%	Investment holding
Beijing Luckin Coffee Co., Ltd. (“Beijing Wholly Foreign Owned Enterprise”, or, “Beijing WFOE”) (1) / (2)	October 31, 2017	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items and technical and consultation services
Luckin Investment (Tianjin) Co., Ltd. (“Luckin TJ”) (1) / (5)	December 7, 2017	PRC	100%	Investment holding
Luckin Coffee (China) Co., Ltd. (“Luckin China”) (1) / (2) / (4)	March 28, 2018	PRC	100%	Headquarter
Luckin Coffee Roasting (Pingnan) Co., Ltd. (1)	April 28, 2019	PRC	100%	Manufacture of materials for products

Variable Interest Entity:
Beijing Luckin Coffee Technology Ltd. (“VIE”) (3)	June 14, 2017	PRC		License holder
(1)	Including their subsidiaries, collectively as the “PRC subsidiaries”.
(2)	On July 27, 2018, Beijing WFOE transferred all its 100% equity interest in its subsidiaries to Luckin China.
(3)	Mr. Jinyi Guo and Mr. Gang Wu are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively.
(4)	As of December 31, 2022, Luckin China had 78 direct and indirect wholly-owned subsidiaries.
(5)	As of December 31, 2022, Luckin TJ had one direct wholly-owned subsidiary.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.    ORGANIZATION (CONTINUED)

(b)PRC laws and regulations prohibit foreign ownership in certain telecommunication related businesses. To comply with these foreign ownership restrictions, the Company relies on contractual arrangements with the VIE rather than equity ownership in it to use, or otherwise benefit from, certain foreign restricted licenses and permits that the Company may need in the future, such as the internet content provider license, or the ICP license held by the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual agreements (the “VIE Agreements”). The equity interest of the VIE is legally held by PRC individuals (the “Nominee Shareholders”). Through the VIE Agreements, the Nominee Shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the Company, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) 810-10 (“ASC 810-10”), Consolidation: Overall. VIE was established to hold certain foreign restricted licenses and permits which the Company might need in the future, such as the ICP license, the financial results of the VIE have not been material to the Company and are not expected to be material in the future.

The VIE is not involved in the business operations or fund planning of the Group. However, Luckin Coffee Inc. and its subsidiaries may transfer cash to the VIE by loans or capital support, subject to satisfaction of applicable government registration and approval requirements, to satisfy the VIE’s miscellaneous cash demands, such as social insurance fees for employees whose social insurance accounts were registered under the VIE. In 2020, 2021 and 2022, the PRC subsidiaries transferred RMB74.1 million, RMB18.8 million and RMB115.5 million (US$16.7 million), respectively, to the VIE by loans or by capital support. In addition, the VIE may transfer cash as repayment of loans or, on an ad hoc basis, as working capital support to the PRC subsidiaries. In 2020, 2021 and 2022, the VIE transferred to the PRC subsidiaries RMB3.3 million, RMB58.8 million and RMB104.1 million (US$15.1 million), respectively. These funds were used for repayment of loans or to support operations of the PRC subsidiaries. In addition, the Group and the VIE do not currently have any plans to distribute earnings or settle amounts owed under the VIE Agreements.

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

There are no assets that are pledged or collateralized for the VIE’ obligations and which can only be used to settle the VIE’s obligations, except for registered capital. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its share capital and statutory reserve, to the Company in the form of loans and advances or cash dividends. Please refer to Note 11 for disclosure of restricted net assets. As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents and restricted cash of the consolidated VIE structured by the Contractual Agreements:

	As of December 31,
	2021	2022
	RMB	RMB	US$

Total assets	106,998	6,865	995
Total liabilities	95,488	2,864	415

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

Total net revenues	—	—	—	—
Net loss	(15,464)	(22,750)	(23,542)	(3,413)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

Net cash (used in)/provided by operating activities	58,819	(58,781)	—	—
Net cash used in investing activities	(47)	—	—	—
Net cash (used in)/ provided by financing activities	—	—	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	—
Net increase/(decrease) in cash and cash equivalents	58,772	(58,781)	—	—
Cash and cash equivalents and restricted cash at beginning of year	9	58,781	—	—
Cash and cash equivalents and restricted cash at end of year	58,781	—	—	—

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)    Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to, estimates for allowance for credit losses of accounts receivable and other receivables, inventory provision, and short-term investments, useful lives and impairment of long-lived assets, revenue recognized from breakage amount, refund liability, accounting for deferred income taxes and uncertain tax benefits, valuation allowance for deferred tax assets, fair value of share-based payments, provision of contingent liabilities, and valuations for derivative financial instruments, convertible senior preferred shares and convertible senior notes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates due to risks and uncertainties, including uncertainty in the current economic environment due to the global COVID-19 pandemic, and as such, differences may be material to the consolidated financial statements.

(e)    Foreign currency

The functional currency of the Company and its subsidiaries incorporated outside of the PRC is the United States dollar (“US$”), the HongKong dollar (“HKD”), or the Singapore dollar (“SGD”), while the functional currency of the PRC entities in the Group is Chinese Renminbi (“RMB”) as determined based on ASC 830, “Foreign Currency Matters”.

The financial statements of the Company and its subsidiaries incorporated outside of the PRC are translated from the functional currency to the reporting currency, the RMB. The Group uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Equity accounts other than earnings generated in current year are translated into RMB at the appropriate historical rates. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Foreign currency transactions denominated in currencies other than the functional currencies are translated into the functional currencies using the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates at the balance sheet dates. Non-monetary items that are measured in terms of historical costs in foreign currency are translated into the functional currencies using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive (loss)/income.

(f)    Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8972 on December 30, 2022, the last business day in fiscal year 2022, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

(g)    Cash and cash equivalents

Cash and cash equivalents consist of demand deposits, highly-liquid investments placed with banks which are unrestricted as to withdrawal or use, and have original maturities of three months or less.

(h)    Restricted cash

Restricted cash is reported separately on the face of the Consolidated Balance Sheets and is included in the total cash and cash equivalents, and restricted cash in the Consolidated Statements of Cash Flows. The Group’s restricted cash mainly represents security deposits held in bank accounts for bank guarantee letters and prepaid card business. Restricted cash is classified as current and non-current based on the duration of the restriction.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)    Accounts receivable

Accounts receivable represents the amounts that the Group has an unconditional right to consideration. Accounts receivable that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts. As of December 31, 2021 and 2022, bad debt allowance for the Gourp’s account receivable was RMB0.8 million and RMB0.2 million (US$0.03 million), respectively.

(j)    Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory are determined using the weighted average method. The Company recorded inventory reserves to write down the cost of inventory to the estimated net realizable value due to obsolete and slow-moving inventories, which is dependent upon factors such as historical and forecasted consumer demand, and application of the specific identification method. As of December 31, 2021 and 2022, inventory reserves were RMB5.6 million and RMB33.4 million (US$4.8 million), respectively. Write downs are recorded in cost of materials in the Consolidated Statements of Operations and Comprehensive (Loss)/Income.

(k)    Property and equipment

Property and equipment primarily consist of office buildings, store operating equipment, mechanical equipment, leasehold improvements, office equipments and others. Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

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

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost, accumulated depreciation and relevant impairment, with any resulting gain or loss reflected in the consolidated statements of comprehensive (loss)/income.

(l)    Expected Credit Losses

The Group’s account receivable, receivables from online payment platforms, other receivables and other certain financial assets are within the scope of ASU No. 2016-13. The Group maintains an estimated allowance for credit losses to reduce them to the amount that the it believes will be collected. When developing an estimation of expected credit losses, the Gourp applys the historical loss experience with appropriate adjustment. The Gourp consider available information relevant to assessing the collectability of cash flows. This information may include internal information, external information, or a combination of both relating to past events, current conditions, and reasonable and supportable forecasts. The Gourp adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that these financial assets are likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. The balance of these financial assests is written off after all collection efforts have been exhausted

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)    Impairment of long-lived assets other than goodwill

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

For the years ended December 31, 2020, 2021 and 2022, the Group recognized impairment of long-lived assets other than goodwill of RMB71.5 million, RMB21.4 million and RMB221.8 million (US$32.2 millon), respectively.

Impairment loss of long-lived assets mainly represented RMB46.7 million for the asset group related to Luckin Pop Mini, RMB12.8 million for the Linefriends food licensing and RMB9.8 million for the asset group related to store operating equipment and others for the year ended December 31, 2020, RMB21.4 million for the asset group related to store operating equipment and others for the year ended December 31, 2021, and RMB221.8 million for the asset group related to Luckin Coffee EXPRESS machines for the year ended December 31, 2022.

(n)    Derivative financial instrument

All contracts that meet the definition of a derivative are recognized on the Group’s consolidated balance sheets as either assets or liabilities and recorded at fair value. The Group’s derivative financial instruments primarily consisted of derivative asset bifurcated from the New Notes (see Note 12 Convertible Senior Notes for details). Changes in the fair value of derivatives are recognized in the Group’s consolidated statements of operations and comprehensive (loss)/income as they were not qualified for hedge accounting. As of December 31, 2021 and 2022, there was no balance of the derivative instruments.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)    Fair value of financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a three-tier fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

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

The Group’s financial instruments include cash and cash equivalents and restricted cash, accounts payable, receivables from online payment platforms, accounts receivable, other receivables and payables, and convertible senior notes. Cash equivalents and security deposits held in bank accounts for bank guarantee letters which is included in restricted cash are measured at fair value based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. As of December 31, 2021 and 2022, cash equivalents aggregately amounted to RMB4,478.4 million and RMB1,966.3million (US$285.1 million), respectively, and security deposits held in bank accounts for bank guarantee letters which is included in restricted cash amounted to RMB58.2 million and RMB7.7 million (US$1.1 million), respectively.

The carrying values of above financial instruments except for cash equivalents and security deposits held in bank accounts for bank guarantee letters which is included in restricted cash are measured at amortized cost, which approximate their fair values due to their short-term maturities. Intangible assets and fixed assets are marked to fair value when an impairment charge is recognized.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)    Revenue recognition

A description of the principal revenue generating activities of Group is as follows:

Revenues from product sales

The Group offers freshly brewed drinks and other products (including pre-made food, beverage and merchandise items) mainly through its physical self-operated stores, Luckin Coffee EXPRESS and online e-commerce platforms. Total revenues from product sales were RMB3,716.8 million, RMB6,659.2 million and RMB10,223.7 million (US$1,482.3 million) for the years ended December 31, 2020, 2021 and 2022, respectively, including revenues from self-operated stores of RMB3,472.8 million, RMB6,192.7 million and RMB9,414.5 million (US$1,365.0 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

Revenues from product sales include:

●	Revenues from freshly brewed drinks. The Group offers an array of freshly brewed drinks, with a focus on freshly brewed coffee, supplemented with non-coffee drinks such as Luckin Exfreezo series. Net revenues from freshly brewed drinks were RMB3,218.7 million, RMB5,909.7 million and RMB9,079.3 million (US$1,316.4 million) for the years ended December 31, 2020, 2021 and 2022, respectively.
●	Revenues from other products. Other products mainly consist of food and beverage items, such as light meals and various merchandise, including premium instant coffee, inspirational cups and other consumer goods. Net revenues from other products were RMB309.7 million, RMB395.6 million and RMB686.8 million (US$99.6 million) for the years ended December 31, 2020, 2021 and 2022, respectively.
●	Revenues from others. Revenues from others mainly include delivery fees derived from self-operated stores paid by the customers and membership fees collected from the subscribed members. Revenues from others were RMB188.3 million, RMB354.0 million and RMB457.5 million (US$66.3 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

Customers place orders for products mainly through the Group’s self-developed APP, Weixin mini-program and other third-party platforms with different options to pay through third-party online payment platforms. The Group recognizes revenues at point in time when the Group satisfies its performance obligation upon the control of the promised products are transferred to the customers or distributors. Delivery service is provided if it is a delivery order. Delivery service is determined as an activity to fulfill the Group’s promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. Revenues represent the amount of consideration that the Group is entitled to, including products settlement price and delivery fees charged to customers, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. There is no significant financing component or variable consideration in the transaction price. The Group reasonably estimates the possibility of return based on the historical experience, and there were no material returns historically. When a customer receives a discount for purchasing a bundle of goods, that discount is allocated proportionately among the performance obligations using the relative stand-alone selling price method. The Group also provides subscription membership service, which provides the members the access to an evolving suite of benefits, such as extra discount, limited-time promotions and special offer on selected product offerings and new products, which represent a single stand-ready obligation. Membership fees are paid for at the time of or in advance of delivering the services. Revenues from such arrangements are recognized over the subscription period on a straight-line basis.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs acting as a principal or the net amount acting as an agent. The Group is a principal for the substantial majority of product sales as the Group produces or obtains control of the specified goods before they are transferred to the customers, except for a portion of revenue from products sold on the Group’s own e-commerce platform, for which the Group’s obligation is to facilitate third-party merchants in fulfilling their performance obligation for the goods displayed on the Group’s own e-commerce platform acting as an agent. Revenue from product sales as an agent of RMB3.7 million, RMB2.0 million and RMB1.2 million (US$0.2 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Revenues from partnership stores mainly consist of sales of materials, equipment and store construction-related materials to the partnership stores, profit-sharing revenue from the partnership stores for using the Luckin Coffee or Luckin Tea brand as well as integrated store operation solution, and other services including delivery services and pre-opening services.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)    Revenue recognition (continued)

For material sales, the Group’s performance obligation is to transfer required materials at fixed unit price to retail partners. The Group provides allowance for materials sales as consideration payable to retail partners when the products sold in partnership stores to customers at lower price than the cost of materials with certain markup to cater for the Group’s promotion strategy. Allowance for partnership stores is accounted for as a reduction of the transaction price, which is usually determined upon the completion of each order. Therefore, sales of materials are generally recognized on the partnership stores’ acceptance of materials, the settlement price is then deducted by the allowance provided to partnership stores that is determined upon the products are sold in partnership stores, if any. Revenue from material sales to partnership stores were RMB227.2 million, RMB834.7 million and RMB2,011.2 million (US$291.6 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

For equipment and store construction-related materials sales, the Group’s performance obligation is to transfer equipment at a fixed consideration with one-year warrant and store construction-related materials to retail partners. The one-year warrant is not a distinct performance obligation as it is intended to provide by the Group’s suppliers to the customers an assurance that the equipment complies with agreed-upon functionality described in the contract. Revenue from sales of equipment which needs installation and testing for the intented use is recognized at point in time when equipment is installed and tested to be ready to use. Revenue from sales of store construction-related materials is recognized at point in time upon receipt. Revenue from equipment and store construction-related materials sales to partnership stores were RMB43.3 million, RMB178.8 million and RMB278.1 million (US$40.3 million) for the years ended December 31, 2020, 2021 and 2022, respectively, and warrant liability was immaterial.

For profit-sharing, the Group provides the integrated store operation solution, which includes the right to use brand name of Luckin Coffee or Luckin Tea, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, etc., in exchange for the profit-sharing based on the gross profit of retail sales. The Group recognizes the profit-sharing revenue from partnership stores at a variable consideration that is based upon partnership stores’ monthly gross profits which are determined at the end of each month. The Group offers a price concession to its retail partners by waiving the new stores’ profit-sharing for a period of time ranging from the first one month to three months, which is subject to the Group’s adjustment. Between January to June 2020, during the outbreak of COVID-19, the Group waived substantially all the profit-sharing from partnership stores. Price concession for profit-sharing is accounted for as a reduction of the transaction price and deducts the revenue directly. Revenue from partnership stores’ profit-sharing were RMB12.8 million, RMB144.8 million and RMB427.9 million (US$62.0 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

The Group also provides other services including pre-opening services such as design of store decoration and provision of decoration materials and delivery service, which have distinct value to partnership stores and are recognized upon completion of the respective performance obligations. Other revenues from partnership stores were RMB33.3 million, RMB147.8 million and RMB352.1 million (US$51.0 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)    Revenue recognition (continued)

Contract balance

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group presents any unconditional rights to consideration separately as a receivable. The Group does not have material contract asset. The balance of accounts receivable, net of RMB0.8 million and RMB0.2 millon (US$0.03 million) allowance for doubtful accounts, were RMB38.6 million and RMB58.8 million (US$8.5 million) as of December 31, 2021 and 2022, respectively.

Contract liability is mainly related to prepaid coupons to be provided to customers. Customers pay in advance for prepaid coupons. All prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use with a three-year validity period. Cash received from the sales of prepaid coupons are recognized as deferred revenues which are contract liabilities under ASC 606 and recognized as revenue when the customer redeems the coupons. However, a portion of the contract liability recognized as revenue may relate to coupons that the Company expects to expire, which is considered as a breakage amount. When the Company determines that it expects to be entitled to breakage, the estimated breakage is recognized as revenue in proportion to the pattern of rights exercised by the customer. As of December 31, 2021 and 2022, the balance of deferred revenues was RMB96.2 million and RMB97.4 million (US$14.1 million), respectively. Majority of the balance of deferred revenue as of December 31, 2021 was recognized as revenue in the year of 2022.

(q)    Costs of materials, store rental and other operating costs

Costs of materials consisted primarily of cost for coffee beans and coffee condiments, pre-made food and beverage items, packaging, supplies and warehouse. Store rental and other operating costs consisted primarily of rental expense of stores, staff costs, and utilities, etc.

(r)    Delivery expenses

Delivery expenses are the delivery service fee for delivery orders. The Group incurred delivery expenses of RMB414.8 million, RMB819.5 million and RMB1,373.2 million (US$199.1 million) for the years ended December 31, 2020, 2021 and 2022, respectively. Delivery expenses are separated out of sales and marketing expenses from the fiscal year 2021 to optimize the disclosure and better reflect the nature of expenses. This reclassification is retrospectively applied.

(s)    Sales and marketing expenses

Sales and marketing expenses consisted primarily of advertising expenditure, commission fees for third-party delivery platforms and subcontract service fee.

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses, which amounted to RMB354.5 million, RMB243.7 million and RMB338.0 million (US$49.0 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)    General and administrative expenses

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, research and development expenses, share-based compensation, professional fees and daily office expenses and rental fees for general corporate functions.

Research and development expenses are included in general and administrative expenses, which are mainly payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and data analysis to support the Group’s business operations. The Group charged RMB265.5 million, RMB251.7 million and RMB301.4 million (US$43.7 millon) of research and development costs to expense for the years ended December 31, 2020, 2021 and 2022, respectively.

(u)    Store preopening and other expenses

Store preopening expenses mainly include store rental costs during the start-up of new stores. Other expenses include lease exit costs, such as the write offs of prepaid store rental costs, deposits and leasehold improvements. Costs incurred in connection with the start-up and closure of stores are expensed as incurred.

(v)    Leases

The Group enters into lease agreements to have leasing for self-operated stores, office spaces, and other corporate assets that the Group utilizes.

The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group did not enter into finance leases for any of the periods presented.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The rent under the majority of the current self-operated store lease agreements is generally payable in one of three ways: (i) fixed rent; (ii) the higher of a fixed base rent or a percentage of the store’s sales; or (iii) a percentage of the store’s sales.

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

(v)    Leases (continued)

Operating lease ROU assets

The right-of-use assets are initially measured at cost, which comprise the initial amounts of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the discount rate for the leases. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. Lease payments included in the measurement of the lease liabilities comprise fixed lease payments, variable lease payments that depend on an index or a rate and any exercise price under a purchase option that the Group is reasonably certain to exercise. The Group generally has no renewal options and material residual value guarantees or material restrictive covenants for its leases.

Lease liabilities are measured at amortized cost using the effective interest rate method. They are re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

Asset retirement obligations

The Group recognizes an asset and a liability for the fair value of required asset retirement obligations (“ARO”) when such obligations are incurred. The Group’s AROs are primarily associated with leasehold improvements, which, at the end of a lease, it is contractually obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, the Group records an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. As such, the Group amortizes the asset on a straight-line basis over the lease term and accretes the liability to its nominal value using the effective interest method over the lease term. Upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as a gain or loss in store rental and other operating expenses on its consolidated statements of comprehensive income/(loss).

(w)    Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with no further conditions to be met are recognized as income in “Other income/(expenses), net” or as a reduction of specific operating costs and expenses for which the grants are intended to compensate. If the government subsidies are related to an asset, it is recognized as a deduction of the carrying amount of the asset when it is probable that the conditions are met and then recognized ratably over the expected useful life of the related asset as a reduction to the related amortization or depreciation in the consolidated statements of comprehensive income/(loss). Government subsidies of RMB26.3 million, RMB47.1million and RMB78.0 million (US$11.3 million) were recorded in “Other income/(expenses), net” for the years ended December 31, 2020, 2021 and 2022.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)    Income taxes

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

The Group accounts for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive (loss)/income as income tax expenses. No material interest and penalties related to unrecognized tax benefit were recorded for the years ended December 31, 2020, 2021 and 2022.

(y)    Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB139.6 million, RMB247.3 million and RMB333.5 million (US$48.4 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

(z)    Comprehensive (loss)/income

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

(aa)    Segment reporting

The Group follows ASC 280, Segment Reporting. Certain members of the Group’s management team, acting as the chief operating decision-maker, review the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, no geographical segments are presented.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb)    Net (loss)/income per share

In accordance with ASC 260, Earnings per Share, basic (loss)/income per share is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary shares and participating securities during the period. Holders of Class A ordinary shares and Class B ordinary shares have the same dividend rights. For the calculation of diluted net (loss)/income per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested restricted share units (“RSUs”) and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted (loss)/income per share when inclusion of such effect would be anti-dilutive.

(cc)    Share-based compensation

The Group applies ASC 718, Compensation-Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to employees and directors were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. The Group recognizes share-based compensation expenses for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation expense is recognized over the requisite service period for each separately vesting portion of the award, and only when it is probable that the performance condition, if any, will be achieved. The Group accounts for forfeitures as they occur. The Group issues new shares of common stock upon exercise of stock options and the vesting of restricted share units.

(dd)    Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ee)    Recent accounting pronouncements

Accounting standards or accounting standards updates that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

(ff)    Revision of Previously Issued Consolidated Financial Statements

The Company has revised its previously announced unaudited financial statements as of and for the six months ended June 30, 2021 to reclassify the treatment of the foreign exchange impact of a planned capital reduction to transfer funds out of China for the settlement of overseas debt, which had been recorded in the Company’s foreign exchange gain, net. Following the revision, the Company has made adjustments in each subsequent period, including to its previously announced unaudited financial statements as of and for the nine months ended September 30, 2021 and the audited financial statements as of and for the year ended December 31, 2021. The Company has determined that it is more appropriate under ASC830 to present the foreign exchange impact of the capital reduction transaction in other comprehensive income, rather than in foreign exchange gain, net. The impact of the reclassification was a RMB107.7 million reduction to the Company’s foreign exchange gain, net, for the six months ended June 30, 2021, the nine months ended September 30, 2021 and the year ended December 31, 2021, respectively. Correspondingly, the Company’s accumulated other comprehensive income as of June 30, 2021, September 30, 2021, December 31, 2021, March 31, 2022 and June 30, 2022 increased by the same amount, respectively. The reclassification was non-cash and non-operating in nature and did not have any impact on the Company’s operating (loss)/income, assets or liabilities, or consolidated statements of cash flows. The Company assessed the effects of the above reclassification in the prior periods’ financial statements and determined that it was not material to any of the Company’s prior interim and annual financial statements.

The following tables present the impact of the reclassification to prior period financials:

	For the six months ended June 30, 2021
	(Unaudited)
	As previously
	reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Foreign exchange gain/(loss), net	109,056	(107,725)	1,331
Net loss	(211,439)	(107,725)	(319,164)
Foreign currency translation difference, net of tax of nil	(64,862)	107,725	42,863
Total comprehensive loss	(276,301)	—	(276,301)
Net loss per share - basic	(0.10)	(0.05)	(0.15)
Net loss per share - diluted	(0.10)	(0.05)	(0.15)

	For the nine months ended September 30, 2021 (Unaudited)
	As previously
	reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Foreign exchange gain/(loss), net	111,062	(107,725)	3,337
Net loss	(234,948)	(107,725)	(342,673)
Foreign currency translation difference, net of tax of nil	(57,026)	107,725	50,699
Total comprehensive loss	(291,974)	—	(291,974)
Net loss per share - basic	(0.12)	(0.05)	(0.17)
Net loss per share - diluted	(0.12)	(0.05)	(0.17)

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ff)    Revision of Previously Issued Consolidated Financial Statements (continued)

	For the year ended December 31, 2021
	As previously
	reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Foreign exchange gain/(loss), net	120,166	(107,725)	12,441
Net (loss)/income	686,378	(107,725)	578,653
Foreign currency translation difference, net of tax of nil	(4,923)	107,725	102,802
Total comprehensive income	681,455	—	681,455
Net (loss)/income per share - basic	0.34	(0.05)	0.29
Net (loss)/income per share - diluted	0.32	(0.05)	0.27

	As of June 30, 2021
	(Unaudited)
	As previously
	reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Accumulated deficits	(12,664,429)	(107,725)	(12,772,154)
Accumulated other comprehensive income	299,192	107,725	406,917
Total Company’s ordinary shareholders’ equity	2,505,582	—	2,505,582

	As of September 30, 2021
	(Unaudited)
	As previously
	reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Accumulated deficits	(12,687,938)	(107,725)	(12,795,663)
Accumulated other comprehensive income	307,028	107,725	414,753
Total Company’s ordinary shareholders’ equity	2,568,027	—	2,568,027

	As of December 31, 2021
	As previously
	reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Accumulated deficits	(11,768,626)	(107,725)	(11,876,351)
Accumulated other comprehensive income	359,131	107,725	466,856
Total Company’s ordinary shareholders’ equity	3,631,137	—	3,631,137

	As of March 31, 2022
	(Unaudited)
	As previously
	reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Accumulated deficits	(11,748,791)	(107,725)	(11,856,516)
Accumulated other comprehensive income	355,258	107,725	462,983
Total Company’s ordinary shareholders’ equity	4,324,593	—	4,324,593

	As of June 30, 2022
	(Unaudited)
	As previously
	reported	Adjustment	As revised

	(Amounts in thousands of RMB)
Accumulated deficits	(11,863,498)	(107,725)	(11,971,223)
Accumulated other comprehensive income	306,161	107,725	413,886
Total Company’s ordinary shareholders’ equity	4,261,790	—	4,261,790

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    PRINCIPAL RISKS

(a)   Credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and receivables from online payment platforms. As of December 31, 2021 and 2022, the aggregate amounts of cash and cash equivalents and restricted cash of RMB3,402.9 million and RMB3,316.8 millon (US$480.9 million), respectively, were held at major financial institutions located in the PRC and US$482.5 million and US$31.5 million (RMB217.6 million), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents and restricted cash are financially sound based on public available information.

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

(b)   Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive industry and believes that changes in the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows:

(i)	Supplier risk — The Group’s operations rely on some suppliers for its major raw materials including coffee beans, dairy, sugar and syrup, pre-made products and coffee machine equipment. There can be no assurance that the Group will be able to secure the raw materials, pre-made products and coffee machine equipment supply from these suppliers. Any termination or suspension of the supply arrangements, any change in cooperation terms, or the deterioration of cooperation relationships with these suppliers may materially and adversely affect the Group’s results of operations.

Suppliers accounting for 10% or more of total cost of purchased materials were:

	For the year ended December 31,
Supplier	2020	2021	2022
	RMB	RMB	RMB	US$
A	196,886	*	*	*
B	194,838	*	*	*

*     Accounts for less than 10% during the period.

(ii)  Customer risk – The success of the Group’s business going forward will rely in part on the Group’s ability to continue to obtain and expand business from existing customers while also attracting new customers. No customer accounted for 10% or more of the Group’s revenues for the years ended December 31, 2020, 2021 and 2022.

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

(c)   Foreign currency exchange rate risk

From July 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation/ (depreciation) of the US$ against RMB was approximately (6.3)%, (2.3)% and 8.2% for the years ended December 31, 2020, 2021 and 2022, respectively. The functional currency and the reporting currency of the Company, Luckin BVI and Luckin HK, Luckin Roasting and Luckin Roastery are the US$ and the RMB, respectively. The functional currency of the PRC subsidiaries and the VIE is the RMB. All of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents are denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Group’s cash flows, revenues, earnings and financial position in U.S. dollars.

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.    ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2021	2022
	RMB	RMB	US$

Receivables due from partners	8,688	20,235	2,934
Receivables due from corporate customers	30,682	38,738	5,616
Accounts receivable	39,370	58,973	8,550
Allowance for doubtful accounts	(765)	(191)	(27)
Accounts receivable, net	38,605	58,782	8,523

5.    INVENTORIES

	As of December 31,
	2021	2022
	RMB	RMB	US$

Raw materials	378,520	886,336	128,506
Packaging and other supplies	191,188	289,537	41,979
Pre-made food and beverage items	23,632	30,594	4,436
	593,340	1,206,467	174,921

6.    PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2021	2022
	RMB	RMB	US$
Deductible input VAT	636,923	747,067	108,315
Prepaid rental and deposits	234,885	169,485	24,573
Prepayments for materials and advertising fees	79,332	108,638	15,751
Interest receivables	4,360	204	30
Others	88,507	52,325	7,587

	1,044,007	1,077,719	156,256

7.    PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Store operating equipment	1,260,623	1,341,127	194,445
Leasehold improvements	873,449	1,126,562	163,336
Office equipment and others	105,721	177,259	25,700
Office buildings	798,657	811,666	117,681
Mechanical equipment	77,072	80,481	11,669
Construction in progress	15,054	53,103	7,698
	3,130,576	3,590,198	520,529
Less: accumulated depreciation	(1,244,914)	(1,546,362)	(224,201)
Less: impairment	(80,561)	(176,458)	(25,584)

	1,805,101	1,867,378	270,744

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.    PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expense was RMB483.3 million, RMB465.2 million and RMB391.7 million (US$56.8 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

In June 2018, the Group entered into a project cooperation agreement and a strategic cooperation agreement with Xiamen municipal government and UCAR Inc. (collectively as the “Tri-Party Agreement”), pursuant to which the Group acquired the new headquarters building under favorable pricing terms that came with commitments, including meeting certain requirements around tax contribution, operating performance and capital investments. As of the date of this annual report, the Group is in the process of obtaining the real property ownership certificate for its headquarters, and is currently in discussions with the Xiamen municipal government to agree on a solution, including to enter into a new cooperation agreement.

Impairment for property and equipment was RMB80.6 million and RMB176.5 million (US$25.6 million) as of December 31, 2021 and 2022, respectively. It mainly consisted of:

(1)	RMB54.0 million and RMB167.1 million (US$24.2 million) for the asset group related to Luckin Coffee EXPRESS as of December 31, 2021 and 2022, respectively. (See Note 2(m));
(2)	RMB26.5 million and RMB9.3 million (US$1.4 million) for the asset group related to store operating equipment and others as of December 31, 2021 and 2022, respectively (See Note 2(m)).

During the year ended December 31, 2022, impairment for property and equipment of RMB220.7 million (US$32.0 million) was provided, which was mainly related to a full impairment for Luckin Coffee EXPRESS machines due to historical underperformance and updated strategy and business projections for Luckin Coffee EXPRESS machines determined by the management. Impairment provision of RMB107.8 million for Luckin Coffee EXPRESS and RMB 17.0 million for store operating equipment and others were written off.

8.    OTHER NON-CURRENT ASSETS, NET

	As of December 31,
	2021	2022
	RMB	RMB	US$
Long-term deposits(1)	117,345	181,477	26,312
Prepayments for equipment, net	16,866	119,009	17,254
Land use rights, net(2)	6,947	26,081	3,781
Prepaid leasehold improvements	22,768	1,177	171

	163,926	327,744	47,518
(1)	Long-term deposits mainly represent rental and renovation deposits over 1 year.
(2)	Land use rights represent payments to the local government authorities for use of lands for 50 years, net of accumulated amortization. As of December 31, 2021 and 2022, the carrying amounts of land use rights are RMB6.9 million and RMB26.1 million, respectively, which represent the result of their original values of RMB7.3 million and RMB26.7 million, netting off accumulated amortization of RMB0.4 million and RMB0.6 million, respectively. Land use rights are amortized on a straight-line basis with amortization expenses of RMB0.14 million, RMB0.15 million and RMB0.2 million (US$0.03 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2022
	RMB	RMB	US$
Payroll and welfare payables	260,177	372,795	54,050
Payables for office supplies and utilities	149,557	238,466	34,574
Payables for delivery costs	138,833	210,779	30,560
Payables for professional service fees	249,520	132,430	19,201
Payables for the purchase of property and equipment	124,456	120,227	17,431
Other taxes payables	36,495	105,970	15,364
Payables for advertising expenditures	66,203	55,261	8,012
Others	296,765	139,497	20,226

	1,322,006	1,375,425	199,418

10.  RELATED PARTY TRANSACTIONS

(a)	Related parties

Names of related parties	Relationship with the Company
UCAR Inc. (“UCAR Inc.”) (1)	An entity controlled by Mr. Charles Zhengyao Lu
Beijing QWOM Digital Technology Co., Ltd. (“QWOM”) (1)	An affiliate of Mr. Charles Zhengyao Lu
Goumei (Zhejiang) Information Technology Co., Ltd (“Goumei”)	An entity significantly influenced by the Company’s controlling shareholder
(1)UCAR Inc., and QWOM are no longer related parties of the Company since the termination of Mr. Charles Zhengyao Lu , the former management member of the Company, from the Group on July 5, 2020.
(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2020, 2021 and 2022:

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.  RELATED PARTY TRANSACTIONS (CONTINUED)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

Services received from:
—Goumei	—	—	13,947	2,022
—QWOM	28,920	—	—	—
—UCAR Inc.	6,334	—	—	—
Total	35,254	—	13,947	2,022

Agreement of payment for leasehold improvement of sublet rental office to:
—UCAR Inc. (1)	36,599	—	—	—

Trust investments(2)
—Xiamen Trust	590,000	—	—	—
—Yunnan Trust	550,000	—	—	—
Total	1,140,000	—	—	—
(1)	The Group has entered into an agreement with UCAR Inc. on July 1, 2020 to pay RMB36.6 million to UCAR Inc. for the costs UCAR Inc. incurred as a result of the leasehold improvements of certain office space that UCAR Inc. sublet to the Group. In December 2021, UCAR Inc. initiated an arbitration proceeding against Luckin China in China International Economic and Trade Arbitration Commission, seeking to recover its costs of the leasehold improvements, which had been recorded in the Group’s consolidated statements of comprehensive (loss)/income. As UCAR Inc. is no longer a related party of the Company since the termination of Mr. Charles Zhengyao Lu from the Group on July 5, 2020, the balance of amounts due to UCAR Inc. was classified in accrued expenses and other current liabilities as of December 31, 2021. As of December 31, 2022, the arbitration proceeding was closed with the final judgment that the Group was obligated to pay approximately RMB31.7 million for the leasehold improvement and related legal fees. The Group has made full payment and the ending balance of this liability was nil as of December 31, 2022.

(2)	Xiamen Trust and Yunnan Trust were designated to be used to purchase receivables relating to property leased to Borgward and to invest in equity interests of Yousheng Information, respectively, upon the entry of the trust instruments. On the basis of substance over form, management considers the two trust investments made by former management as related party transactions. (c)Other than disclosed elsewhere, the Group had the following significant amounts due to related party as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Amounts due to:
—Goumei	—	3,932	570

Total	—	3,932	570

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2020, 2021 and 2022, profit appropriation to statutory reserve for the Group’s entities incorporated in the PRC was approximately RMB0.2 million, RMB2.0 million and RMB33.0 million (US$4.8 million), respectively. No appropriation to other reserve funds was made for any of the periods presented.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2021 and 2022, restricted net assets of the Company’s PRC subsidiaries and the VIE were RMB6,606.9 million and RMB7,647.7 million (US$1,108.8 million), respectively.

12.  CONVERTIBLE SENIOR NOTES

On January 14, 2020, the Company closed the offering of US$400 million in aggregate principal amount of convertible senior notes due 2025 (the “Primary Notes Offering”) and on January 17, 2020, the Company completed the issuance of an additional US$60 million in aggregate principal amount of convertible senior notes due 2025 (the “Additional Notes Offering” and the notes offered under the Primary Notes Offering and the Additional Notes Offering collectively, the “Notes”), both of which were with a stated annual interest rate of 0.75%. The Company received aggregate net proceeds of approximately US$449.7 million from the Primary Notes Offering and the Additional Notes Offering.

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.  CONVERTIBLE SENIOR NOTES (CONTINUED)

Pursuant to the indenture with respect to the Notes, the Company was obligated to pay additional interest at a rate equal to 0.5% per annum of the principal amount of the Notes outstanding for: (1) each day during the six-month period beginning on, and including, the date that is six months after the last date of original issuance of the Notes, as the Company failed to timely file any document or report that it is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, as applicable ((i) after giving effect to all applicable grace periods thereunder and (ii) other than reports on Form 6-K); and (2) for so long as the restrictive legend on the Notes has not been removed as of the 380th day after the last date of original issuance of the Notes. The Company accrued the additional interest payable in the amount of US$1.1 million and US$2.0 million and charged against the interest expenses accordingly during the years ended December 31, 2020 and 2021, respectively.

Due to the Event of Default, 100% of the principal of the Notes in the amount of US$460 million, the unpaid interest in the amount of US$3.3 million and US$6.8 million, and the additional interest in the amount of US$1.1 million and US$3.1 million were due and accrued as of December 31, 2020 and 2021, respectively. The Notes balances included the principal, the unpaid interest and the additional interest were recorded as non-current liabilities with total amount of US$464.4 million as of December 31, 2020 and current liabilities with total amount of US$469.9 million as of December 31, 2021. The accrued interest, additional interest and the unamortized issuance cost of the Notes with total amount of US$15.4 million, US$5.5 million and US$0.3 million were charged against the interest expenses in the consolidation statements of comprehensive (loss)/income for the years ended December 31, 2020, 2021and 2022, respectively.

Subsequently in January 2022, a restructuring of the Notes was substantially consummated (as disclosed below), pursuant to which, the Notes were cancelled and the Company issued instructions to distribute certain consideration to all eligible holders of the Notes. The Group derecognized the Notes and recognized newly issued instruments upon the effectiveness of the restructuring in January 2022 and issuance of additional ADSs in April 2022 pursuant to the top-up mechanism of the restructuring. Following the restructuring of the Notes, the originally non-current liabilities recorded under the Notes before was compromised. As of December 31, 2022, the balance of liabilities related to the Notes was nil.

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

On January 28, 2022, the Notes were cancelled, and, in aggregate, the Company has issued consideration (collectively, the “Scheme Consideration”) totaling US$245.5 million of cash, US$109.9 million of 9.00% Series B Senior Secured Notes due 2027 (the “New Notes”) and 9,527,601 ADSs representing 76,220,808 class A ordinary shares, which included 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme, of which 25,004 ADSs were not claimed by creditors and therefore 200,032 Class A Ordinary Shares underlying such unclaimed ADSs were returned to the Company. The New Notes represent the Company’s only offshore debt securities.

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.  CONVERTIBLE SENIOR NOTES (CONTINUED)

In August 2022, the Group fully redeemed the New Notes. The aggregate redemption price of the New Notes was US$115.6 million, which constitutes the aggregate principal amount outstanding plus the aggregate accrued interest. The aggregate redemption price was paid from the Group’s available offshore cash balance. Following the redemption of the New Notes, US$18.3 million (approximately RMB124.1 million) gain from extinguishment of Series B Senior Secured Notes was recognized in the consolidateds statement of comprehensive income/(loss).

According to ASC815, several options were identified and shall be bifurcated from the New Notes and separately accounted for as a derivative with fair value changes to be charged in the consolidated statements of comprehensive income/(loss). Derivative asset bifurcated from the New Notes was US$5.4 million on the date of initial recognition, and marked to fair value of US$4.5 million on the derecognition date, with the fair value loss of approximately US$0.9 million (RMB 6.4 million) recorded in “Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes”. The derivative was derecognized as the Group paid off all of the outstanding amounts of the New Notes in August 2022.

13.  ORDINARY SHARES

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

The Company issued an aggregate 33,000,000 ADSs through the IPO, representing 264,000,000 Class A ordinary shares for total proceeds net of underwriting discounts and commissions of US$527.7 million (RMB3,640.9 million). The Company also issued 23,529,412 Class A ordinary shares to Louis Dreyfus Company B.V. at the price of US$2.125 per share, through private placement concurrent with the IPO for total proceeds of US$50 million (RMB345.0 million). In addition, the underwriters exercised their over-allotment option on June 14, 2019 and June 18, 2019. As a result, the Company newly issued an aggregate of 4,950,000 ADSs, representing 39,600,000 Class A ordinary shares for total proceeds net of underwriting discounts and commissions of US$79.5 million (RMB548.0 million).

In November 2019, 310,198,928 Class B ordinary shares were converted into Class A ordinary share at the conversion ratio of 1:1. In December 2019, the Company issued 19,753,888 Class A ordinary shares to The Bank of New York Mellon, the depositary of the Company on the vest of share options to the eligible employees.

On January 9, 2020, the Company issued an aggregate 10,350,000 ADSs through the follow-on offering, representing 82,800,000 Class A ordinary shares (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 4,950,000 ADSs) at a public offering price of US$42.00 per ADS for a total for total proceeds net of underwriting discounts and commissions of US$419.5 million (RMB2,888.5 million).

In 2020, 1,132,908,520 Class B ordinary shares were converted into Class A ordinary share at the conversion ratio of 1:1.

In 2021, the Company issued 70,061,136 Class A ordinary shares for the vested options and restricted share units to the eligible employees.

In 2022, the Company issued 76,220,808 Class A ordinary share following the restructuring of the Notes and 53,123,768 Class A ordinary shares for the vested options and restricted share units to the eligible employees, respectively.

The outstanding ordinary shares as of December 31, 2022 consisted of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.  Senior Preferred Shares

On April 15, 2021, the Company entered into an investment agreement (the “Investment Agreement”) with an affiliate of Centurium Capital, as the lead investor, and Joy Capital to raise funds through a private placement, totaling US$240 million from Centurium Capital and US$10 million from Joy Capital, of convertible senior preferred shares of the Company (“Senior Preferred Share(s)”) (collectively, the “Transactions”).

On November 30, 2021, the Company issued 295,384,615 Senior Preferred Shares to the affiliate of Centurium Capital with the proceeds of US$240 million (RMB1,527.4 million) at a subscription price equal to US$0.8125 per share under the Investment Agreement.

On January 7, 2022, the Company issued 12,307,692 Senior Preferred Shares to Joy Capital with the proceeds of US$10 million (RMB63.7 millin) at a subscription price equal to US$0.8125 per share under the Investment Agreement.

The Senior Preferred Shares are with rights, preferences and privileges pursuant to the certificate of designation, some of which are summarized below:

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

As of December 31, 2022, the Company evaluated that the Senior Preferred Shares were not currently redeemable and it is not probable that the Senior Preferred Shares would become redeemable as there was no noted indicator of any Involuntary Liquidation Event, and recorded the Senior Preferred Shares as carrying value accordingly.

15.  SHARE BASED COMPENSATION

For the years ended December 31, 2020, 2021 and 2022, total share-based compensation expenses recognized were RMB22.0 million, RMB302.7 million and RMB398.0 million, respectively. Share-based compensation expenses were allocated in operating expenses by function as follows:

	For the year ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Sales and marketing expenses	—	9,185	17,452	2,530
General and administrative expenses	22,029	293,549	380,556	55,175
	22,029	302,734	398,008	57,705

2019 Equity Incentive Plan

On January 18, 2019, the shareholders and Board of Directors of the Company approved the 2019 share option plan (the “2019 Plan”), which is administrated by the Board of Directors and has a term of 10 years from the date of adoption. Under the 2019 Plan, the Company issued approximately 79,015,500 options to purchase the Ordinary Shares of the Company, after the 1-to-500 share split, to its eligible employees, officers, directors or any other individual as determined by the board of directors. The purpose of the 2019 Plan is to attract and retain exceptionally qualified individuals and to motivate them to exert their best efforts on behalf of the Group by providing incentives through granting awards.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.  SHARE BASED COMPENSATION (CONTINUED)

The options granted under the 2019 Plan have a contractual term of 10 years. The options granted to the employees are to be vested over four years. For options granted in 2019, the vesting schedule of four years is subject to four equal annual rate of 25%, with.the first 25% of the share options vesting on December 31, 2019, which is the first vesting date and 25% vesting on each anniversary day from the the first vesting date thereafter over the next three years. For options granted in 2020 and 2021, the vesting schedule of four years is at the annual rate of 40%, 40%, 10% and 10%. The first 40% of share options shall vest on the first vesting date, which is December 31, 2020 and December 31, 2021, respectively, for options granted in 2020 and 2021 is December 31, 2020 and 2021, and accordingly, the remaining 40%, 10% and 10% shall vest on each anniversary day from the respective first vesting date.

A summary of the employee equity award activity under the 2019 Plan is stated below:

			Weighted-
			average
		Weighted-	remaining	Aggregate
	Number of	average	contractual	intrinsic
	options	exercise price	term	Value
		US$	Years	US$
Outstanding as of December 31, 2019	72,529,960	0.0002	9.05
Granted	25,917,240	0.0002	—
Exercised	—	0.0002	—	—
Forfeit	(38,418,992)	0.0002	—
Outstanding as of December 31, 2020	60,028,208	0.0002	8.83
Granted	2,795,600	0.0002	—
Exercised	—	0.0002	—	—
Forfeit	(2,370,736)	0.0002	—
Outstanding as of December 31, 2021	60,453,072	0.0002	7.91
Granted	—	—
Exercised	(32,008,561)	0.0002		88,097
Forfeit	—	0.0002
Outstanding as of December 31, 2022	28,444,511	0.0002	7.24
Fully vested and expected to vest as of December 31, 2022	66,938,584	0.0002	6.83	184,235
Exercisable as of December 31, 2022	25,293,687	0.0002	7.16	69,616

The weighted average grant date fair value of options granted during the years ended December 31, 2020 and 2021 was US$0.63 and US$1.07 per share, respectively. There were no options granted in the year ended December 31, 2022.

As of December 31, 2022, there was US$0.8 million of unrecognized share-based compensation expense for share options granted, which are expected to be recognized over a weighted average period of 1.2 years.

The aggregated intrinsic value for share options exercised during the year ended December 31, 2022 and for share options fully vested and expected to vest and exercisable as of December 31, 2022 was calculated based on the closing price of the Company’s Ordinary Shares on the last trading day in 2022 of US$22.02 per ADS (equivalent to US$2.75 per Ordinary Share).

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.  SHARE BASED COMPENSATION (CONTINUED)

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

A summary of the employee equity award activity under the 2021 Plan is stated below:

		Weighted-Average
		Grant-Date
	Number	Fair Value
	of RSUs	US$
Unvested as of December 31, 2020	—	—
Granted	40,842,760	1.09
Vested	(31,943,824)	1.10
Forfeited or cancelled	(6,368,184)	1.06
Unvested as of December 31, 2021	2,530,752	1.09
Granted	45,722,392	1.26
Vested	(43,329,376)	1.26
Forfeited or cancelled	(739,472)	1.30
Unvested as of December 31, 2022	4,184,296	1.23

The weighted average grant-date fair value of the restricted share units granted during the year ended December 31, 2021 and 2022 was US$1.09 and, US$1.23 per share.

As of December 31, 2022, there was US$2.9 million of unrecognized share-based compensation expense related to restricted share units, which are expected to be recognized over a weighted average period of 0.62 years.

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.  SHARE BASED COMPENSATION (CONTINUED)

The assumptions used to estimate the fair value of the share options granted to employees were as follows:

		2020		2021
Risk-free interest rate		0.82%		1.04%
Expected volatility		74.37%		74.49%
Expected dividend yield		0.00%		0.00%
Exercise multiple		2.20		2.20
Expected post-vesting forfeiture rate		0.00%		0.00%
Fair value of share option	US$	0.63	US$	1.07

16.  TAXATION

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.  TAXATION (CONTINUED)

PRC (continued)

The components of (loss)/income before tax are as follows:

	For the year ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
(Loss)/income before tax
Non-PRC	(2,937,591)	617,090	(331,744)	(48,098)
PRC	(3,303,200)	(102,298)	1,458,494	211,462
Total (loss)/income before tax	(6,240,791)	514,792	1,126,750	163,364

Income tax expenses/(benefits)
Current income tax expenses	919	360	144,032	20,882
Deferred tax benefits	(638,720)	(64,221)	494,472	71,692
Income tax (benefits)/expenses	(637,801)	(63,861)	638,504	92,574

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2020, 2021 and 2022 to income tax expense were as follows:

	For the year ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
(Loss)/income before income taxes	(6,240,791)	514,792	1,126,750	163,364

Income tax (benefits)/expenses computed at PRC statutory income tax rate of 25%	(1,560,198)	128,698	281,688	40,841
Additional deduction for R&D expenses	(9,108)	(11,095)	(13,516)	(1,960)
Non-deductible share-based compensation expenses	5,507	58,581	80,440	11,663
Non-deductible expenses and non-taxable income	24,495	9,415	(9,967)	(1,445)
Defer tax assets writeoff related to closure entities	—	—	8,266	1,198
Recognition of uncertain tax benefits	—	—	29,325	4,252
Change of valuation allowance	164,850	60,352	220,774	32,009
Effect of preferential tax rate	9,395	(158,362)	(18,626)	(2,701)
Effect of International tax rates	727,446	(155,242)	76,378	11,074
Prior-year tax filing difference	(188)	3,792	(16,258)	(2,357)

Income tax (benefits)/expenses	(637,801)	(63,861)	638,504	92,574

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.  TAXATION (CONTINUED)

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Deferred tax assets
Donation	4,075	1,264	183
Accrued expenses	31,843	29,867	4,330
Accrued welfare	14,538	29,662	4,301
Impairment loss of long-lived assets and investments	303,168	327,764	47,521
Allowance for doubtful accounts	22,577	5,398	783
Tax losses	1,441,091	1,149,639	166,682
Valuation allowance	(1,114,351)	(1,335,125)	(193,575)

Total deferred tax assets, net	702,941	208,469	30,225

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2021 and 2022, the Company and most of its subsidiaries and VIE were in cumulative loss position, except some new entities with immaterial taxable income. The valuation allowance of RMB1,114.4 million and RMB1,335.1 million (US$193.6 million) as of December 31, 2021 and 2022 was primarily provided for the deferred income tax assets of certain subsidiaries, which were not estimated to generate enough future taxable income to utilize its some portion or all of the benefits of the deferred tax assets.

Valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that some portion or all of the benefits of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2022, the Group had accumulated tax losses of RMB4,706.3 million (US$682.3 million) derived from entities in the mainland PRC, which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2023 to 2027 if not utilized.

Unrecognized Tax Position

As of December 31, 2020, 2021 and 2022, unrecognized tax benefit were RMB54.0 million, RMB55.0 million and RMB80.9 million (US$11.7 million), among which, RMB54.7 million (US$7.9 million) of unrecognized tax benefits as of December 31, 2022 would impact the effective tax rate if ultimately recognized after considering valuation allowance. The unrecognized tax benefits were primarily related to deemed sales of free coupons to customers. The unrecognized tax benefits represent a reduction of the deferred income tax assets for tax loss carry forwards since the uncertain tax position would reduce the tax loss carry forwards under the tax law and the estimated income tax expenses the Group would be required to pay should its revenue for tax purposes be recognized in accordance with current PRC tax laws and regulations. The amounts of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.  TAXATION (CONTINUED)

Unrecognized Tax Position (continued)

A roll-forward of unrecognized tax benefits is as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Balance at beginning of year	53,961	54,956	7,968
Additions based on tax positions related to the current year	995	25,974	3,766

Balance at end of year	54,956	80,930	11,734

The Company’s tax returns continue to remain effectively subject to examination by China tax authorities for the years 2018 through 2022.

17.  NET (LOSS)/INCOME PER SHARE

Basic and diluted net (loss)/income per share for the years presented were calculated as follows:

	For the year ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Numerator:
Net (loss)/income	(5,602,990)	578,653	488,246	70,790
Less: Net (loss)/income attributable to non-controlling interests	(13,885)	108	—	—
Net (loss)/income attributable to ordinary shareholders	(5,589,105)	578,545	488,246	70,790

Denominator:
Weighted average number of shares – basic	2,021,919,061	2,051,263,478	2,473,078,408	2,473,078,408
Adjustments for dilutive options and RSUs	—	84,580,779	43,195,219	43,195,219
Weighted average number of shares – diluted	2,021,919,061	2,135,844,257	2,516,273,627	2,516,273,627

Basic net (loss)/income per share attributable to ordinary shareholders	(2.76)	0.29	0.20	0.03
Diluted net (loss)/income per share attributable to ordinary shareholders	(2.76)	0.27	0.19	0.03

Generally, basic net (loss)/income per share is computed using the weighted average number of ordinary shares and Senior Preferred Shares outstanding during the respective year. Senior Preferred Shares were considered as participating securities under ASC 260, therefore, they are included in the computation of basis shares. Diluted net (loss)/income per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive ordinary shares included RSUs and options to purchase ordinary shares of 54,785,705, 84,580,779 and 43,195,219 for the years ended December 31, 2020, 2021 and 2022 on a weighted average basis, respectively. They were not included in the calculation of diluted net loss per share in 2020 presented where their inclusion would be anti-dilutive.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.  LEASES

The Group enters into lease agreements to have leasing for self-operated stores, office spaces, and other corporate assets that the Group utilizes.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Right-of-use assets	1,237,734	2,003,997	290,552

Operating lease liabilities – current	598,062	880,873	127,715
Operating lease liabilities – non-current	575,060	1,024,274	148,506
Total operating lease liabilities	1,173,122	1,905,147	276,221

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2022 were as follows:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	1.47
Weighted average discount rate	4.358%

During the years ended December 31, 2021 and 2022, the Group incurred total operating lease expenses of RMB672.9 million and RMB854.6 million (US$123.9 million), respectively, and operating lease payment of RMB 637.2 million and RMB875.7 million (US$127.0 million), respectively.

As of December 31, 2022, the Group has entered into operating leases that have not yet commenced of RMB45.1 million (US$6.5 million), primarily related to store leases. These leases will commence between fiscal year 2023 and fiscal year 2028 with lease terms ranging from 0.5 month to 62 months.

Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year consisted of the following as of December 31, 2022:

	RMB	US$
2023	880,873	127,715
2024	606,689	87,962
2025	310,270	44,985
2026	149,595	21,689
2027 and thereafter	80,962	11,738
Less: interest	(123,242)	(17,868)

Total	1,905,147	276,221

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.  PROVISION FOR SEC SETTLEMENT

On December 16, 2020, the SEC announced its settlement with the Company (“SEC Settlement”) regarding the Fabricated Transactions. Under the terms of the settlement, the Group, without admitting or denying the allegations of the SEC, consented to the entry of an order (i) requiring it to pay a civil money penalty in the amount of US$180 million to the SEC, which shall be offset by any cash payments made by the Group to its security holders pursuant to any schemes of arrangement approved by the Cayman Court in the proceeding for the provisional liquidation and restructuring, provided that such payments are made within 18 months subject to extensions granted by the SEC up to 24 months and the final distribution plan is not reasonably objectionable to the SEC staff, and (ii) permanently enjoining it from violations of certain federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934. On February 4, 2021, the United States District Court for the Southern District of New York issued a judgment (the “Judgement”) approving the SEC Settlement.

On March 16, 2021, the Company announced that it entered into a restructuring support agreement with holders of a majority of the Notes. However, the Company was unable to predict with certainty the total amount of cash that would be paid to security holders according to the Cayman Court proceeding within the timeframe stipulated in the SEC Settlement and whether any ultimately approved distribution plan would be subject to any successful reasonable objections by the SEC Staff as contemplated by the SEC Settlement. Consequently, as of December 31, 2020, the full amount of the SEC penalty in the amount of US$180 million (RMB1,174.5 million) was recorded as non-current liability.

On December 17, 2021, the Scheme in relation to the Restructuring of the Notes became effective, pursuant to which the Company’s best estimate was that the final total cash payment to the bond holders would well exceed US$180 million. Also, during December 2021, the Company had informal communications with SEC on predicted distribution plan and the proposed proof of cash payment to Scheme creditors. The SEC did not state any objection and agreed to the method of payment confirmation proposed by the Company. Therefore, based on all available conditions as of December 31, 2021, it was very probable that the SEC staff would be satisfied that the cash payment to the bond holders to be made in January 2022, estimated at the time to exceed US $180 million, would fully offset the SEC civil penalty as stated in the Judgement. Accordingly, the Company fully reversed the provision for the SEC Settlement during the year ended December 31, 2021 and no outstanding balance of penalty was existed as of December 31, 2021.

On February 3, 2022, the Company received a Notice of Satisfaction of Penalty Provision of the Final Judgment (the “Satisfaction Notice”) on SEC Penalty of US $ 180 million from SEC who acknowledged the Company that the final distribution plan was not objectionable to the SEC, and proof of cash payments of at least US $180 million made by the Company and distributed to its security holders has been provided to the Commission. Accordingly, the Company has satisfied the penalty provisions of the Final Judgment and no outstanding balance of penalty shall be paid to SEC as of December 31, 2022.

For the years ended December 31, 2020, 2021 and 2022, provision for SEC settlement of RMB1,177.1 million, negative RMB1,146.5 million and nil were charge in the Group’s consolidated statements of comprehensive income/(loss), respectively.

20.  COMMITMENTS AND CONTINGENCIES

(a)Capital commitments

The Group’s capital commitments primarily relate to investing activities contracted but not yet reflected in the financial statements.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

(a)Capital commitments (continued)

The following table sets forth the Group’s contractual obligations and commercial commitments as of December 31, 2022:

	Payment Due by Period
		Less than			More than
	Total	1 year	2–3 years	4–5 years	5 years

	(in thousands of RMB)
Factory and office building construction commitments	156,195	138,744	17,451	—	—
Fixed assets purchasing commitment	159,882	159,882	—	—	—
Total	316,077	298,626	17,451	—	—

Other than those shown above, the Group did not have any significant capital commitments as of December 31, 2022.

(b)   Legal proceedings

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business.

The Group assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Group or unasserted claims that may result in legal proceedings, the Group, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed since they do not involve guarantees.

The Group made adequate disclose of contingency loss of which an unfavorable outcome of legal proceeding is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated.

U.S. Department of Justice Investigation (the “DOJ”)

The Group was contacted by the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) following the Group’s public disclosure on April 2, 2020 relating to the Fabricated Transactions. The SDNY indicated that it had commenced an investigation into the Fabricated Transactions. The Group apprised the SDNY of the relevant Chinese laws that restrict the Group from providing evidence and information without prior approval from the Chinese Ministry of Justice, and is committed to cooperating with the DOJ to the extent permissible under the applicable PRC laws. The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation. No liability or loss was recognized as of December 31, 2021 and 2022 and for the year then ended.

Ministry of Finance Investigation

On May 6, 2020, the Ministry of Finance of the PRC initiated its investigation into the accounting information of two entities of the Group. On July 31, 2020, the Ministry of Finance of the PRC announced its investigation has been substantially completed. The Ministry of Finance of the PRC further announced that they would impose and publish its relevant penalty decision to the Group in due course. The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation. No liability or loss was recognized as of December 31, 2021 and 2022 and for the year then ended.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)   Legal proceedings (continued)

U.S. Class Actions

On February 13, 2020, April 2, 2020, April 8, 2020, and April 10, 2020, putative securities class action complaints were filed in the United States District Court for the Eastern and Southern Districts of New York against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. These lawsuits were consolidated in the Southern District of New York, and is captioned In re Luckin Coffee Inc. Securities Litigation, 1:20-cv-01293 (S.D.N.Y.) (the “Federal Class Action”). On June 12, 2020, the court appointed co-lead plaintiffs (the “Federal Lead Plaintiffs” ) pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated class action complaint was filed on September 24, 2020 that alleges, among other things, that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements. The consolidated class action complaint variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 of the Securities Exchange Act of 1934, and Sections 11 and 15 of the Securities Act. On October 26, 2021, the court issued an order preliminarily approving a class-wide settlement of all claims that had been or could have been asserted in the Federal Class Action, in exchange for payment of US$175 million to the class of investors who purchased or otherwise acquired the Company’s ADS during the period from May 17, 2019 through July 15, 2020, inclusive. On July 22, 2022, the court issued an order granting final approval of the settlement.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)   Legal proceedings (continued)

On May 26, 2020, June 18, 2020, and June 23, 2020, putative securities class actions complaints were filed in the Supreme Court of the State of New York, County of New York, against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. The lawsuits variously alleged that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements, in violation of Sections 11, 12 and 15 of the Securities Act. On October 16, 2020, the court appointed co-lead plaintiffs and consolidated the lawsuits under the caption In re Luckin Coffee Inc. Securities Litigation, 651939/2020 (N.Y. Sup. Ct.). A consolidated amended complaint was filed on December 23, 2020, adding claims against investment vehicles owned by former officers and directors of Luckin and Luckin’s agent for service of process, Cogency Global. The amended complaint also asserted claims under the Securities Act on behalf of a class of purchasers of convertible senior notes issued by Luckin in January 2020 (the “Notes Class”). On January 9, 2022, the Company reached an agreement in principle to settle the claims that have been or could be asserted on behalf of the Notes Class that is not being released pursuant to the Cayman Noteholder Scheme of Arrangement (or otherwise) (the “State Class Settlement”). The State Class Settlement received preliminary approval from the State Court on October 7, 2022. As of the date of this annual report, a fairness hearing for the settlement is scheduled for April 28, 2023. The State Court Settlement remains subject to final approval from the State Court.

U.S. “Opt Out” Claims

The Company had also been named as a defendant in the following opt-out lawsuits alleging violations of U.S. securities laws: Kingstown Capital Management. v. Luckin Coffee et al., 1:20-cv-07029 (S.D.N.Y.), Lai Ye v. Luckin Coffee et al., 1:21-cv-2020 (S.D.N.Y.), Nuveen Winslow Large-Cap Growth ESG Fund et al. v. Luckin Coffee et al., 655177/2020 (N.Y. Sup. Ct.) and Bequai v. Luckin Coffee, GV20019430-00 (Va. D. Ct., Fairfax Cty.) As of the date of this annual report, all of the above lawsuits have been voluntarily dismissed by the plaintiffs.

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)   Legal proceedings (continued)

U.S. Derivative Action

The Company was a nominal defendant in a consolidated putative derivative action filed in the Supreme Court of the State of New York captioned In re Luckin Coffee Inc. Derivative Litigation, 652800/2020 (N.Y. Sup. Ct.). The Federal Class Settlement includes releases of derivative claims on behalf of members of the Federal Class. On November 8, 2022, the parties filed a stipulation of discontinuance with prejudice to conclude the derivative litigation, which the court so-ordered on November 9, 2022.

Canadian Class Action

On or about April 14, 2020, an Application for Authorization to Bring a Class Action was filed against Luckin Coffee Inc. by Martin Banoon (the “Applicant”) in the Superior Court of Quebec file no. 500-06-001058-201. The Applicant sought authorization to institute a class action on behalf of the proposed class members comprised of holders of Luckin Coffee’s ADS, as a result of Fabricated Transactions. On August 9, 2022, the Superior Court of Quebec entered judgment approving the Applicant’s request to discontinue the proceeding.

Cayman Bondholder Action

In May 2020, a group of bondholders commenced proceedings in the Cayman Court seeking to recover approximately US$155,000 of losses from the Company. By summons dated May 1, 2020, the bondholders applied ex parte for a worldwide freezing order (the “WFO”) against the Company, which order was granted by the Cayman Court on May 8, 2020. On July 1, 2020 to July 3, 2020 the Cayman Court heard the Company’s application to set aside the WFO. By order dated July 22, 2020, the Cayman Court discharged the WFO. The litigation was automatically stayed on the appointment of the JPLs on July 15, 2020 by operation of section 97 of the Companies Act. On August 12, 2020 the Cayman Court further ordered that the bondholders could seek to appeal the discharge order until 14 days after the discharge of the JPLs. However, there can be no further action in these proceedings as the indebtedness under the Notes has been effectively compromised due to the successful Restructuring as of January 28, 2022. In July 2022, these proceedings were discontinued by a consent order issued by the Cayman Court upon parties’ agreement.

(c)   Provision for U.S. securities litigation

The Company has been named as a defendant in various U.S. securities litigations described in “Note 20. Commitments And Contingencies – (b) legal proceedings. Where possible, the Company contests liability and/or the amount of damages appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues a provision for that loss in accordance with relevant ASC 450. The Company recorded a provision for equity litigation of US$187.5 million (approximately RMB1,226.1 million) in the year ended December 31, 2020. The Company recorded an additional US$24.4 million (approximately RMB155.3 million) and US$41.9 million (approximately RMB280.0 million)in the year ended December 31, 2021 and 2022. The Company’s estimate of probable losses from these litigations is based on either the amount of a settlement (if a settlement has been reached), the Company’s most recent offer made to a claimant (if no settlement has been reached but settlement negotiations have begun), or the implied recovery represented by the Federal Class Action settlement (where no settlement negotiations have begun). As of December 31, 2022, the balance of payable for equity litigants settlement was US$4.9 million (approximately RMB33.8 million).

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,078,291	214,992	31,171
Amounts due from subsidiaries	14,354,254	12,534,774	1,817,371
Prepaid expenses and other current assets	6,889	6,910	1,002
Total current assets	17,439,434	12,756,676	1,849,544

Non-current assets:
Investments in subsidiaries and VIE	(6,191,904)	(5,736,325)	(831,689)
Other non-current assets	6,373	—	—
Total non-current assets	(6,185,531)	(5,736,325)	(831,689)

Total assets	11,253,903	7,020,351	1,017,855

LIABILITIES AND SHAREHOLDERS’ DEFICITS
Current liabilities:
Amounts due to subsidiaries	1,410,584	247,743	35,919
Accrued expenses and other current liabilities	415,869	111,525	16,170
Convertible senior notes	2,931,396	—	—
Payable for equity litigants settlement	1,350,257	33,796	4,900
Total current liabilities	6,108,106	393,064	56,989
Total liabilities	6,108,106	393,064	56,989

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed balance sheets (continued)

	As of December 31,
	2021	2022
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Mezzanine equity:
Convertible senior preferred shares (US$0.000002 par value; 307,692,307 and 307,692,307 shares authorized as of December 31, 2021 and 2022, respectively; 295,384,615 and 307,692,307 issued and outstanding as of December 31, 2021 and 2022, respectively)	1,514,660	1,578,040	228,794
Total Mezzanine equity	1,514,660	1,578,040	228,794

Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value;19,692,307,693 and 19,692,307,693 shares authorized as of December 31, 2021 and 2022, respectively, 1,950,457,380 and 2,079,801,956 issued and outstanding as of December 31, 2021 and 2022, respectively)	21	23	3
Class B ordinary shares (US$0.000002 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 144,778,552 and 144,778,552 issued and outstanding as of December 31, 2021 and 2022, respectively)	2	2	0
Additional paid-in capital	15,040,609	16,073,063	2,330,375
Accumulated deficit	(11,876,351)	(11,421,145)	(1,655,910)
Accumulated other comprehensive income	466,856	397,304	57,604
Total shareholders’ equity	3,631,137	5,049,247	732,072

Total liabilities and shareholders’ equity	11,253,903	7,020,351	1,017,855

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive (loss)/income

	For the year ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Operating(loss)/income
General and administrative expenses	(109,119)	(85,567)	(39,773)	(5,766)
Losses and expenses related to Fabricated Transactions and restructuring	(332,814)	(246,410)	(69,233)	(10,038)
Foreign exchange loss	—	(138)	(8,817)	(1,278)
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	—	—	(6,381)	(925)
Share of (losses)/income from subsidiaries and VIE	(2,661,076)	(40,522)	791,186	114,711
Gain from extinguishment of Series B Senior Secured Notes	—	—	124,139	17,998
Interest income	21,910	296	576	84
Other (expense)/income	2,445	(4,784)	—	—
Interest and financing expenses	(107,258)	(35,490)	(23,484)	(3,405)
Provision for SEC settlement	(1,177,074)	1,146,474	—	—
Provision for equity litigants settlement	(1,226,119)	(155,314)	(279,967)	(40,591)
Net (loss)/income before income taxes	(5,589,105)	578,545	488,246	70,790
Net (loss)/income	(5,589,105)	578,545	488,246	70,790
Net (loss)/income attributable to the Company’s ordinary shareholders	(5,589,105)	578,545	488,246	70,790

Net (loss)/income	(5,589,105)	578,545	488,246	70,790
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	286,697	102,802	(69,552)	(10,084)
Total comprehensive (loss)/income	(5,302,408)	681,347	418,694	60,706

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of cash flows

	For the year ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	130,504	1,383,630	(587,039)	(85,112)
Net cash (used in)/provided by investing activities	(6,802,055)	—	—	—
Net cash provided by/(used in) financing activities	5,806,861	1,514,660	(2,276,260)	(330,027)
Net (decrease)/increase in cash and cash equivalents	(864,690)	2,898,290	(2,863,299)	(415,139)
Cash and cash equivalents at beginning of the years	1,044,691	180,001	3,078,291	446,310
Cash and cash equivalents at end of the years	180,001	3,078,291	214,992	31,171

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