Form 20-F
period 2023-12-31
Luckin Coffee Inc.
filed 2024-04-08
CIK 1767582

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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

2,093,280,340 Class A Ordinary Shares, par value US$0.000002 per share, 144,778,552 Class B Ordinary Shares, par value US$0.000002 per share, and 307,692,307 senior convertible preferred shares, par value US$0.000002 per share, as of December 31, 2023.

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

Yes ☐	No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing eight of the Company’s Class A Ordinary Shares;
●	“Beijing Wholly Foreign Owned Enterprise”, or “Beijing WFOE”, refers to Beijing Luckin Coffee Co., Ltd.;
●	“CAC” refers to the Cyberspace Administration of China;
●	“CSRC” refers to the China Securities Regulatory Commission;
●	“Certificate of Designation” refers to the certificate of designation dated November 30, 2021 that the Company adopted to create and issue a new series of preferred shares;
●	“China” or “PRC” refers to the People’s Republic of China; and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;
●	“Class A Ordinary Shares” refers to the Company’s Class A Ordinary Shares of par value US$0.000002 per share;
●	“Class B Ordinary Shares” refers to the Company’s Class B Ordinary Shares of par value US$0.000002 per share;
●	“Company” refers to Luckin Coffee Inc., a Cayman Islands exempted company in which investors in the ADSs are purchasing an interest; it is a holding company that does not conduct operations;
●	“former variable interest entity” or “Former VIE” refers to Beijing Luckin Coffee Technology Ltd., which is a PRC company whose financial results had been consolidated into our consolidated financial statements for accounting purposes for the years ended or as of December 31, 2021, 2022 and 2023, but has not been an entity in which we own equity interest; due to the termination of the contractual arrangements entered into by and among the Beijing WFOE, the Former VIE and its shareholders in March 2024, the financial results of the Former VIE will no longer be consolidated into our consolidated financial statements for accounting purposes since the date of termination;
●	“item sold” refers to an item transacted on our mobile apps or through third-party platforms in a given period, regardless of whether the item was paid for or was merely ordered through our free product marketing initiative;
●	“Luckin,” “we,” “us,” “our company,” “Group” and “our” refer to Luckin Coffee Inc., a Cayman Islands exempted company, its subsidiaries and, only in the context of describing our consolidated financial statements for the years ended or as of December 31, 2021, 2022 and 2023, its former variable interest entity;
●	“Luckin Group” refers to Luckin Coffee Group Co., Ltd., which previously was also referred as Luckin Coffee (China) Co., Ltd., or Luckin China;
●	“Ordinary Shares” as of the date hereof refers to the Company’s Class A and Class B Ordinary Shares of par value US$0.000002 per share and, prior to the completion of the Company’s initial public offering, its Ordinary Shares and angel-1 and angel-2 shares of par value US$0.001 per share;
●	“our mobile apps” refers to our self-developed mobile apps, primarily including Luckin mobile apps and Weixin mini program;
●	“PRC subsidiaries” refers to Luckin Coffee Group Co., Ltd., Beijing Luckin Coffee Co., Ltd., Luckin Investment (Tianjin) Co., Ltd., Luckin Coffee Roasting (Pingnan) Co., Ltd., Luckin Coffee Food (Jiangsu) Co., Ltd., Luckin Coffee Trading (Xiamen) Co., Ltd., Luckin Coffee Development (Yunnan) Co., Ltd., Luckin Coffee Food (QingDao) Co.,Ltd., Guangdong Luckin Coffee Co., Ltd., Luckin Supply Chain Management (Xiamen) Co., Ltd. and their respective subsidiaries in the context of describing their activities.

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“Senior Preferred Shares” refers to a series of preferred shares of the Company of par value US$0.000002 per share, designated as “Senior Preferred Shares” pursuant to the Certificate of Designation;
●	“Shares” refers to shares in the capital of the Company of any or all classes as the context may require, including any Ordinary Shares or Senior Preferred Shares;
●	“SKUs” refers to stock keeping unit, a distinct type of item for sale;
●	“transacting customer” refers to a customer who bought at least one item we offer on our mobile apps or through third-party platforms in a given period, regardless of whether the customer paid for the item or merely ordered through our free product marketing initiative. Each unique mobile account is treated as a separate customer for purposes of calculating transacting customer; and
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

Luckin Coffee Inc. is a Cayman Islands holding company that primarily operates its business in China through its PRC subsidiaries. Such structure involves unique risks to investors. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure—We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.”

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

Corporate Structure

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China, but instead are purchasing equity securities of a Cayman Islands holding company, Luckin Coffee Inc., which primarily operates its business in China through its PRC subsidiaries.

Historically, we, through the Beijing WFOE, entered into a series of contractual arrangements with the Former VIE as well as its shareholders so that we could hold certain foreign restricted licenses and permits, such as the internet content provider license (the “ICP license”), through the Former VIE. Though the Former VIE has not been an entity in which we own equity interests or through which we operate business, its financial results had been consolidated into our consolidated financial statements for the years ended or as of December 31, 2021, 2022 and 2023 for accounting purposes. See “Item 4. Information on the Company—4.C. Organizational Structure—Former Contractual Arrangements with the Former VIE and Its Nominee Shareholders” for details on these contractual arrangements.

In March 2024, we terminated these contractual arrangements because (i) the foreign restricted licenses and permits held through the Former VIE are not necessary for our business operations as currently conducted, and (ii) we believe the termination of these arrangements help to optimize our corporate governance structure. Due to the termination, the financial results of the Former VIE will no longer be consolidated into our consolidated financial statements for accounting purpose since the date of termination. Historically, the financial contribution of such Former VIE was not material to the Group. In 2021, 2022, and 2023, the Former VIE did not contribute any external revenues to our total revenues. As of December 31, 2022 and 2023, total assets of the Former VIE, excluding amounts due from other companies in the Group, equaled to nil and nil percent of our consolidated total assets as of the same date, respectively.

The following diagram illustrates our corporate structure before the foregoing contractual arrangements were terminated in March 2024.

The following diagram illustrates our corporate structure as of the date of this annual report.

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

A summary of the principal risks we face is set forth below.

Risks Relating to the Fabricated Transactions, Internal Investigation, Internal Control, Offshore Restructuring and Related Matters

●	The Fabricated Transactions (as defined in Item 3.D. Risk Factors) first disclosed in 2020 have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, and required significant time and attention from our senior management, among other adverse impacts.
●	We are the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the Fabricated Transactions first disclosed in 2020, which have had and could continue to have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims and material liabilities.
●	We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, and may be subject to such lawsuits in the future, including class action lawsuits that, absent settlement, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and our reputation.
●	Matters relating to or arising from the Fabricated Transactions and the Internal Investigation, including adverse publicity and potential concerns from our customers, suppliers or others with whom we do business, have had and could continue to have an adverse effect on our business and financial condition.
●	If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

Risks Relating to Our Business and Industry

●	If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.
●	We face intense competition in China’s coffee industry and food and beverage sector in general, and our products are not proprietary. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.
●	Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talent. If we fail to hire, train, retain or motivate our staff, our business may suffer.

●	Failure to maintain the quality and safety of our products could have a material and adverse effect on our reputation, financial condition and results of operations.
●	Any significant disruption in our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would materially and adversely affect our business, reputation, financial condition and results of operations.
●	A significant interruption in the operations of our third-party suppliers, retail partners and service providers could potentially disrupt our operations
●	Our business generates and processes a large amount of data, which subjects us to evolving governmental regulations and other legal obligations related to privacy, cybersecurity, information security and data protection, many of which are subject to changes and uncertain interpretations. Any failure to comply with these governmental regulations and legal obligations, improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The PRC government exerts substantial influence over the manner in which we conduct our business and may intervene in our offerings conducted overseas or foreign investment in China-based issuer. Any actions by the PRC government to exert more oversight and discretion could result in a material adverse change in our operations or hinder our ability to offer or continue to offer securities to investors. In such events, our Ordinary Shares and ADSs could decline in value or become worthless. For details, see pages 43 and 44 of this annual report.
●	Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could adversely affect us. Rules and regulations in China can change quickly with little advance notice. For details, see pages 44 and 45 of this annual report.
●	If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections. For details, see page 45 of this annual report.
●	Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB determines in the future that it no longer has full access to inspect or fully investigate our auditors. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States. For details, see pages 45 and 46 of this annual report.
●	Various legislative and regulatory developments related to U.S.-listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the United States and the trading prices of our ADSs. For details, see pages 46 and 47 of this annual report.

●	Cash in our business in the PRC may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash. We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. In particular, the ability of our PRC subsidiaries to pay dividends may be subject to foreign exchange restrictions and dividends may be paid only out of the distributable profits of our PRC subsidiaries as defined under the PRC laws and regulations. For details, see pages 47 and 48 of this annual report.
●	The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering (including equity securities and debt securities) or other activities in overseas capital markets, and, if required, we cannot predict whether or for how long we will be able to obtain such approval. For details, see pages 48, 49 and 50 of this annual report.

Risks Relating to the ADSs

●	Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares and the ADSs may view as beneficial.
●	Our Senior Preferred Shares have rights, preferences and privileges that are not held by, and are preferential to, the rights of our Ordinary Shares and ADSs, which could result in the interests of the holders of our Senior Preferred Shares differing from those of the holders of our Ordinary Shares and ADSs.
●	The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China, but instead are purchasing equity securities of a Cayman Islands holding company, which primarily operates its business in China through its PRC subsidiaries. Our corporate structure involves unique risks to investors in the ADSs. See “—3.D. Risk Factor—Risks Relating to Our Corporate Structure” for a detailed discussion.

Historically, we, through the Beijing WFOE, entered into a series of contractual arrangements with the Former VIE as well as its shareholders so that we can hold certain foreign restricted licenses and permits, such as the ICP license, through the Former VIE. Though the Former VIE has not been an entity in which we own equity interests or through which we operate business, its financial results had been consolidated into our consolidated financial statements for the years ended or as of December 31, 2021, 2022 and 2023 for accounting purposes. See “Item 4. Information on the Company—4.C. Organizational Structure—Former Contractual Arrangements with the Former VIE and Its Nominee Shareholders” for details on these contractual arrangements.

In March 2024, we terminated these contractual arrangements because (i) the foreign restricted licenses and permits held through the Former VIE are not necessary for our business operations as currently conducted, and (ii) we believe the termination of these arrangements help to optimize our corporate governance structure. Due to the termination, the financial results of the Former VIE will no longer be consolidated into our consolidated financial statements for accounting purpose since the date of termination. Historically, the financial contribution of such Former VIE was not material to the Group. In 2021, 2022, and 2023, the Former VIE did not contribute any external revenues to our total revenues. As of December 31, 2022 and 2023, total assets of the Former VIE, excluding amounts due from other companies in the Group, equaled to nil and nil of our consolidated total assets as of the same date, respectively. For the condensed consolidating schedule that disaggregates the parent company, the Former VIE and its consolidated subsidiaries for Luckin Coffee Inc. for 2021, 2022 and 2023, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Holding Company Structure—Condensed Consolidating Schedule.”

As used in this annual report, “we,” “us,” “our company,” “our,” “Group” or “Luckin” refers to Luckin Coffee Inc. and its subsidiaries, and, in the context of describing Luckin Coffee Inc.’s consolidated financial information for the years ended or as of December 31, 2021, 2022 and 2023, also its Former VIE.

PRC subsidiaries refer to Luckin Coffee Group Co., Ltd., Beijing Luckin Coffee Co., Ltd., Luckin Investment (Tianjin) Co., Ltd., Luckin Coffee Roasting (Pingnan) Co., Ltd., Luckin Coffee Food (Jiangsu) Co., Ltd., Luckin Coffee Trading (Xiamen) Co., Ltd., Luckin Coffee Development (Yunnan) Co., Ltd., Luckin Coffee Food (QingDao) Co.,Ltd., Guangdong Luckin Coffee Co., Ltd., Luckin Supply Chain Management (Xiamen) Co., Ltd. and their respective subsidiaries in the context of describing their activities. The former variable interest entity or the Former VIE refers to Beijing Luckin Coffee Technology Ltd. in the context of describing its activities and the former contractual arrangements with us.

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

The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore securities offerings, anti-monopoly regulatory investigations and actions, cybersecurity and data privacy compliance. For example, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. See “Item 4. Information on the Company – 4.A. History and Development of the Company – Recent Regulatory Development” for more information about these new laws and regulations. If the CSRC, CAC or other PRC regulatory agencies determine that prior approval is required for any of our offerings of securities overseas or other activities in overseas capital markets, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, not to proceed with such activities. If we proceed with any of such activities without obtaining the CSRC’s, CAC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new regulatory requirements, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China or accept foreign investments, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

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

We also face risks associated with the Holding Foreign Companies Accountable Act, or the HFCA Act, which was enacted on December 18, 2020. Under the HFCA Act, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, we were conclusively identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB, or as a “Commission-Identified Issuer”, in connection with our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As a result, the SEC will not provisionally or conclusively identify an issuer as a Commission-Identified Issuer if it files an annual report with an audit report issued by a registered public accounting firm headquartered in mainland China or Hong Kong on or after December 15, 2022, until such time as the PCAOB issues a new determination. Whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in the future is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. For details, see “—3.D. Risk Factors—Risks Relating to Doing Business in China—Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB determines in the future that it no longer has full access to inspect or fully investigate our auditors. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States.”

Investors in our securities should note that to the extent cash in our business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Luckin Coffee Inc. or its subsidiaries by the PRC government to transfer cash. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Luckin Coffee Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to holders of our securities. For example, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For details about the applicable PRC regulations and rules relating to such cash transfers through our Group and the associated risks, see “—Risks Relating to Doing Business in China—Cash in our business in the PRC may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash. We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. In particular, the ability of our PRC subsidiaries to pay dividends may be subject to foreign exchange restrictions and dividends may be paid only out of the distributable profits of our PRC subsidiaries as defined under the PRC laws and regulations,” “—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” and “Item 4. Information on the Company—4.A. History and Development of the Company—Recent Regulatory Development—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.”

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

In accordance with the applicable PRC laws and regulations, the funds can be transferred between Luckin Coffee Inc., our PRC subsidiaries and the investors. Cash is transferred among (a) the holding company, namely Luckin Coffee Inc., (b) our BVI subsidiaries, namely Luckin Coffee Investment Inc. and Luckin Coffee International Holdings Inc., (c) our Hong Kong subsidiaries, namely Luckin Coffee (Hong Kong) Limited (“Luckin HK”), Luckin Coffee Roasting (Hong Kong) Limited, Luckin Coffee Roastery (Hong Kong) Limited and Luckin Coffee Trading (Hong Kong) Limited, and (d) the PRC subsidiaries, which are wholly owned by the Hong Kong subsidiaries, in the following manner: (i) funds are transferred to the PRC subsidiaries, from the Company as needed through our BVI subsidiaries and Hong Kong subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by the PRC subsidiaries to Luckin Coffee Inc. through our Hong Kong subsidiaries and our BVI subsidiaries.

As of December 31, 2023, Luckin Coffee Inc. made cumulative capital contributions of US$1,803.8 million to its PRC subsidiaries through its intermediate holding companies which were accounted as loans to its intermediate holding companies of Luckin Coffee Inc. These funds have been used by the PRC subsidiaries for their operations. In the future, cash proceeds raised from overseas financing activities may be transferred by us through Luckin HK to Luckin Group via capital contribution and shareholder loans, as the case may be. Luckin Group then will transfer funds to its subsidiaries to meet the capital needs of our business operations. In addition, as of December 31, 2023, Luckin Coffee Inc. also made cumulative cash transfers of US$1.98 million, through its intermediate holding company, to Luckin Coffee Trading (Hong Kong) Limited and Luckin Coffee (SGP) Pte.Ltd.

3.A.[Reserved]

3.B.Capitalization and Indebtedness

Not applicable.

3.C.Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.Risk Factors

Risks Relating to the Fabricated Transactions, Internal Investigation, Internal Control, Offshore Restructuring and Related Matters

The Fabricated Transactions (defined below) first disclosed in 2020 have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, and required significant time and attention from our senior management, among other adverse impacts.

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

We are the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the Fabricated Transactions first disclosed in 2020, which have had and could continue to have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims and material liabilities.

We were, have been or are currently the subject of a number of legal proceedings and investigations and inquiries by governmental agencies in various jurisdictions, including the investigations by the SEC and the U.S. Department of Justice (the “DOJ”) relating to the Fabricated Transactions, the lawsuits relating to the default under the terms of the convertible senior notes indenture offered on January 10, 2020, penalty decisions from the Chinese State Administration for Market Regulation and certain of its sub-bureaus (collectively, the “SAMR”) relating to the Fabricated Transactions, the investigation by the Ministry of Finance of the PRC and other regulatory and court proceedings and investigations. On September 23, 2020, we received penalty decisions from the SAMR, which found that our conduct related to the Fabricated Transactions violated the PRC Anti-Unfair Competition Laws. On December 16, 2020, we entered into a settlement with the SEC regarding the Fabricated Transactions, under which we were subject to payment of penalties and are enjoined from violation of certain federal securities laws. Entering into the settlement with the SEC also results in the loss of certain exemptions or protections that were available to us under federal securities laws. On February 4, 2021, the United States District Court for the Southern District of New York (the “SDNY Court”) approved the SEC settlement. On February 3, 2022, the SEC filed with the SDNY Court a notice acknowledging that the Company has satisfied the civil penalties arising from the SEC settlement. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, and may be subject to such lawsuits in the future, including class action lawsuits that, absent settlement, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and our reputation.

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits and will, absent any negotiated settlement, have to defend against such suits, including any appeals of such suits should our initial defenses be unsuccessful. In the event that our initial defenses of these suits are unsuccessful, there can be no assurance that we will prevail in any appeal.

As of the date of this annual report, we are aware that certain persons and entities (and their beneficiaries) who purchased or otherwise acquired the Company’s ADSs have filed a series of lawsuits alleging that the Company (and others) violated United States securities law. The Company considers the claims asserted in these lawsuits as contingent liabilities as the Company’s liability has not yet been established by the relevant courts, except for the settlements reached as described in this annual report.

On July 22, 2022, we received final approval of a class action settlement from the United States District Court for the Southern District of New York (the “Federal Class Settlement”) in In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC (SDNY). The Federal Class Settlement fully resolved all claims that have been or could be filed on behalf of a class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive. The amount of the Federal Class Settlement is $175 million. However, the Company expects to expend additional amounts to resolve claims of investors who submitted valid opt-out notices to exclude themselves from the Federal Class Settlement. The Company was also named as a defendant in a number of lawsuits filed by investors who opted-out of the Federal Class Settlement, alleging violations of U.S. securities laws. Those lawsuits have been dismissed.

On April 28, 2023, we received final approval of a class action settlement from the Commercial Division of the Supreme Court of the State of New York (the “State Class Settlement”) in In re Luckin Coffee Inc. Securities Litigation, Index No. 651939/2020 (Sup. Ct. N.Y. Cty.) (the “State Class Action”). The State Class Settlement fully resolved claims that have been or could be filed on behalf of a class of purchasers of the Notes who did not release their claims in connection with the Scheme.

In addition, certain individuals and institutions, who have submitted opt-out notices, claim to have made investments relating to the Company’s ADS and have made informal demands for the Company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020. On April 13, 2023, two of those investors commenced legal proceedings against us in the High Court of the Republic of Singapore, seeking to recover an alleged loss of US$145.8 million in the aggregate. These legal proceedings are currently in an early stage of development, and we intend to use our best efforts to defend.

See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” for further details of the lawsuits filed against us and settlements reached.

The Fabricated Transactions have exposed us to increased risks of litigation. We and our current and former directors and officers may, in the future, be subject to additional litigation. Subject to certain limitations, we are obligated to indemnify our current and former directors and officers in connection with such lawsuits and any related litigation or settlement amounts. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees. An unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against us, our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. Following disclosure of the Fabricated Transactions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future.

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

On July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” Joint Provisional Liquidators of the Company (the “JPLs”) on the application of the Company in response to the presentation of a winding-up petition by a creditor of the Company in the Cayman Court. During the provisional liquidation, we operated our business under the day-to-day control of the Board, under the supervision of the JPLs, in accordance with a protocol executed on October 16, 2020. By order of the Cayman Court dated February 25, 2022, the petition was dismissed, and the JPLs were formally discharged with effect from March 4, 2022, bringing the provisional liquidation and the liquidation proceedings generally to a close. On August 26, 2022, we announced the redemption in full of the US$109.9 million of 9.00% series B senior secured notes due 2027 (the “New Notes” or “Series B Senior Secured Notes”) that we issued as a part of our offshore restructuring, which were our only offshore debt securities. See “Item 4.A. History and Development of the Company” for details of our offshore restructuring. However, we remain subject to pending and potential future lawsuits with respect to the Fabricated Transactions, and there may also be more lawsuits filed against us in the future. Failure to settle these lawsuits or other unfavorable outcomes in these proceedings could result in significant damages, additional penalties or other remedies imposed against us, our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (“Section 404”), requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In 2023, our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2023. Based on this evaluation, we concluded that internal control was effective as of December 31, 2023. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm has issued an attestation report, which has concluded that as of December 31, 2023, our internal control over financial reporting was effective.

Even though we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2023, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected.

In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

If we are delinquent in our periodic reporting obligations, the broker-dealers will not be able to publish quotations for our ADSs on the OTC market.

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

We commenced our operations in October 2017 and have achieved significant growth since our inception. We expanded from a single trial store in Beijing to 10,598 self-operated stores and 5,620 partnership stores in more than 300 cities in China and 30 self-operated stores in Singapore as of December 31, 2023. We had 230.1 million cumulative transacting customers as of December 31, 2023. At the same time, we continue to evaluate our store performance and adjust our business plan accordingly. Our limited operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth rates may decline for any number of possible reasons and some of them are beyond our control, including decreasing customer spending, increasing competition, declining growth of China’s coffee industry or China’s food and beverage sector in general, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our product offerings and may explore new operating models to bring greater convenience to our customers and to increase our customer base and the number of transactions. However, the execution of any new business plans is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. Further, we may bear additional expenses and costs, including the negotiation of adjusted arrangements with suppliers, when we adjust our business plan. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the trading price of the ADSs could decline. In addition, since our business model is innovative in China’s coffee industry, it may increase the difficulty in evaluating our business and future prospects based on our historical operational or financial results.

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

We launched our retail partnership model initiative in September 2019, and opened our first partnership store in October 2019. The retail partnership model has become increasingly important to our business as a whole. Our revenues from partnership stores were RMB1,306.1 million, RMB3,069.3 million, and RMB6,225.8 million (US$876.9 million) in 2021, and 2022, and 2023, which represented 16.4%, 23.1%, and 25.0% of our total revenues, respectively. The retail partnership model may subject us to a number of risks, including but not limited to:

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

We have incurred significant operating losses attributable to the Company since our inception in June 2017. For the year ended December 31, 2021, we incurred operating losses of RMB539.1 million, primarily attributable to the expenses in relation to the startup and fast expansion of our business. Although we had operating income of RMB1,156.2 million and RMB3,025.6 million (US$426.1 million), respectively, for the years ended December 31, 2022 and 2023, we may not be able to maintain our profitability in the future.

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

We have a limited number of suppliers for our raw materials, pre-made food and beverage items, machines, delivery service to our customers and warehouse and fulfillment service. In 2023, we purchased our coffee beans mainly from two suppliers, dairy, including plant-based raw materials such as coconut milk, mainly from five suppliers, syrup mainly from three suppliers and pre-made food and beverage items from a few selected sources, and we also mainly rely on two delivery service providers to provide most of the delivery service to our customers and cooperate with three warehouse and fulfillment service providers for our inventory storage and fulfillments between warehouses and from warehouses to our stores.

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

To complement our business and strengthen our market-leading position, we may form strategic alliances or make strategic investments and acquisitions from time to time. In addition, we continually evaluate the potentials of new business initiatives or new markets. We may experience difficulties in integrating our operations with the newly invested or acquired businesses, executing new business initiatives, managing our expansion, implementing our strategies or achieving expected levels of net revenues, profitability, productivity or other benefits. For example, in January 2020, we officially launched our unmanned retail initiative, including Luckin Coffee EXPRESS, which is an unmanned machine that prepares a selection of freshly brewed drinks. We recorded impairment loss of long-lived assets of RMB52.1 million and RMB2.1 million in 2019 and 2020, respectively, in connection with the first generation Luckin Coffee EXPRESS machines that we purchased or prepaid for trial operation in 2019 and the subsequent launch in 2020. Further in 2022, due to historical underperformance and updated strategy and business projections, we recorded a full impairment of RMB221.8 million for Luckin Coffee EXPRESS machines. In 2023, due to operational strategy adjustments, we decided to cease all operations under Luckin Tea, and thus recorded a full impairment of RMB4.5 million (US$0.6 million) for assets in relation to Luckin Tea. Therefore, we cannot assure you that our investments, acquisitions, cooperation and new business initiatives will benefit our business strategy, generate sufficient net revenues to offset the associated costs, or otherwise result in the intended benefits.

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

We have invested significantly in sales and marketing activities to promote our brand and our products and to deepen our relationships with customers. We incurred RMB336.9 million, RMB570.1 million, and RMB1,286.5 million (US$181.2 million) in sales and marketing expenses for the years ended December 31, 2021, 2022, and 2023, respectively. We also regularly offer coupons and vouchers to increase our customer base, retain our existing customers or promote new products, and such promotion activities might not be sustainable.

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

We have experienced significant cash outflow from operating activities since our inception. We had net cash provided by operating activities of RMB123.4 million, RMB19.8 million, and RMB2,900.4 million (US$408.5 million) for the years ended December 31, 2021, 2022, and 2023, respectively. Despite the improvement of our operating cash position in 2021, 2022 and 2023, we cannot guarantee that we will maintain that positive operating cash position in the future. If our cost of continuing operations increases in the future or our cash generated from operating activities does not meet our expectation, our operating cash position could worsen, and our business could be adversely affected because of the limited amount of cash available to meet the cash needs for operating our business and to fund our investments in our business expansion.

We had net current assets of RMB1,791.7 million, RMB3,208.2 million, and RMB2,136.9 million (US$301.0 million) as of December 31, 2021, 2022, and 2023, respectively. We could have a net current liabilities position in the future, which would expose us to liquidity risk. Our future liquidity and ability to make additional capital investments necessary for our operations and business expansion will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will be able to renew existing bank facilities or obtain other sources of financing.

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

Our expansion into international markets will expose us to additional tax, compliance, policy, market and other risks, and there can be no assurance that any such expansion will be successful.

We are exploring business expansion into international markets. Our operations in international markets will expose us to various risks, including but not limited to those arising from:

●	competition with local competitors (which may have greater resources and/or more favorable market positions);

●	the diversity of customer preferences and demand and our ability to anticipate or respond to such preferences and demand;
●	changes in the political and economic environments in the countries where we operate;
●	changes in laws and regulations, including tax regulations, and the imposition of new duties or other protectionist measures;
●	regulatory or customary restrictions to any aspect of our existing business model;
●	difficulties and costs associated with complying with, and enforcing remedies under, a wide variety of complex domestic and international laws, treaties and regulations;
●	economic sanctions, trade restrictions, discrimination, protectionism or unfavorable policies against China-based companies;
●	the infringement of our intellectual property rights in foreign jurisdictions;
●	exposure to litigation or third-party claims outside the PRC;
●	foreign currency exchange controls and fluctuations; and
●	the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability, uncertainties in international relations or geopolitical tensions.

These or other factors may harm our business in international markets or cause us to incur significant costs in these markets, which could have a material adverse effect on our business, results of operations and financial condition.

Our business is subject to seasonal fluctuations and unexpected interruptions.

We experience seasonality in our business. We generally experience fewer purchase orders during certain periods of a year, such as winter and the Chinese New Year holidays. We also experience fluctuations in the types of products sold as a result of weather changes that affect consumers’ preference for different drinks, which have different average selling prices. However, we cannot guarantee that such trend will be indicative of our future performance. Therefore, our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of the ADSs may fluctuate from time to time due to seasonality.

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

Additionally, in December 2021, the CAC and several other administrations jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review requirement to cover “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. See “—Risks Relating to Doing Business in China—The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering (including equity securities and debt securities) or other activities in overseas capital markets, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.” Additionally, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security.

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

On July 7, 2022, the CAC promulgated the Data Outbound Transfer Security Assessment Measures, or the Security Assessment Measures, which became effective on September 1, 2022. The Security Assessment Measures provide that, among others, data processors shall apply to competent authorities for security assessment when (1) the data processors transferring important data abroad; (2) a CIIO and personal information processor that has processed personal information of more than one million people, transferring personal information abroad; (3) a data processor who has provided personal information of one hundred thousand individuals or sensitive personal information of ten thousand individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the previous year, and (4) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. On February 22, 2023, the CAC issued the Measures on the Standard Contract for Outbound Data Transfer of Personal Information, or Personal Information Outbound Transfer Standard Contract Measures, which came into effect on June 1, 2023, and provide for circumstances where personal information processors may transfer personal information abroad by entering into a standard contract, and stipulated detailed compliance requirements.

On August 3, 2023, the Administrative Measures on Personal Information Protection Compliance Audits (Draft for Comment), or the Draft Measures on Compliance Audits, was proposed by the CAC for public comments until September 2, 2023. According to the Draft Measures on Compliance Audits, “personal information protection compliance audits” means the examination and evaluation of whether the personal information processing activities by the personal information processors comply with laws and administrative regulations, and personal information processors who process the personal information of more than 1 million people shall conduct personal information protection compliance audits at least once a year. Furthermore, the Draft Measures on Compliance Audits enumerate the key focus when conducting “personal information protection compliance audits”.

On March 22, 2024, the Provisions on Regulating and Promoting Cross-border Data Transfer, or the Provisions on Cross-border Data Transfer, was proposed by the CAC and became effective, aiming to further regulate and facilitate the legal and orderly transfer of data. The Provisions on Cross-border Data Transfer clarify the circumstances where compliance requirements (such as data outbound transfer security assessment, the execution of personal information outbound transfer standard contract or personal information protection certification) are waived, and the circumstances where such compliance requirements shall be performed, in response to the confusion of various enterprises in practice.

On December 8, 2023, the Administrative Measures on Reporting of Cybersecurity Incidents (Draft for Comment), or the Draft Measures on Reporting of Cybersecurity Incidents, was proposed by the CAC for public comments until January 7, 2024, which stipulates network operators that build and operate networks or provide services through networks within the territory of PRC shall report incidents that endanger cybersecurity accordingly.

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

In addition, we accept a variety of payment methods, including, but not limited to, Weixin Pay, Alipay and Union Pay. We pay these payment providers varying service fees, which may increase over time and raise our operating costs. We may also be subject to fraud, security breaches and other illegal activities in connection with the various payment methods we offer.

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

We lease the premises for all of our self-operated stores. It is possible for the lessors to terminate the lease agreement with notice in advance. In addition, the PRC government has the statutory power to acquire any land in the PRC. As a result, we may be subject to compulsory acquisition, closure or demolition of any of the properties on which our stores are situated. Although we may receive liquidated damages or compensation if our leases are terminated unexpectedly, we may be forced to suspend operations of the relevant store and divert management attention, time and costs to find a new site and relocate our store, which will negatively affect our business and results of operations.

We generally enter into long-term leases of approximately three years with an option to renew for our stores. Rent for our leases is typically fixed amounts and subject to annual or biennially incremental increases as stipulated in the lease agreements, or fixed amounts plus a variable rent rate linked to the store performance. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be materially and adversely affected. If we are unable to renew the leases for our store sites, we will have to close or relocate the store, which could subject us to decoration and other costs and risks, and loss of existing customers, and could have a material and adverse effect on our business and results of operations. In addition, the relocated store may not perform as well as the existing store.

In 2018, we and UCAR Inc. entered into a project cooperation agreement and a strategic cooperation agreement (collectively, the “2018 Agreements”) with the Siming District Government and the Xiamen Municipal Government, respectively, (collectively “Xiamen Government”) pursuant to which we purchased our new headquarters under favorable pricing terms that came with certain commitments, including meeting certain requirements of tax contribution, operating performance and capital investments from 2019 to 2023. We were not able to obtain the real property ownership certificates of the new headquarters under the 2018 Agreements since we did not meet the requirements thereof. In 2024, we entered into a new cooperation agreement with the government of Siming District of Xiamen municipality (the “2024 Agreement”), pursuant to which we are entitled to obtain real property certificates of the new headquarters in batches over a five-year term from 2022 to 2026 upon satisfaction of certain requirements of tax contribution, operating performance and capital investments from 2022 to 2026. We have fulfilled our commitments under the 2024 Agreement in 2022 and 2023, however, as of the date of this annual report, we cannot be sure that we will be able to continue to fulfill our commitments under the 2024 Agreement. Therefore, we cannot rule out the risk of contract disputes, such as claims for liquidated damages arising from any failure to fulfill our commitments, under both the 2018 Agreements and 2024 Agreement. Additionally, we cannot assure you that we can successfully obtain the necessary real property certificate. If we are unable to obtain the real property certificate, under applicable PRC property law, the property right of the real estate may not be effectively transferred to us until it is registered by the relevant registration authority, and therefore we may not have the full legal right to use, own or dispose the real estate.

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

In addition, we may be subject to other claims relating to our transactions with our suppliers, business partners and other third parties. For example, in November 2020, UCAR Inc. approached us seeking payment for certain historical expenses UCAR Inc. allegedly paid on behalf of us, including but not limited to the costs incurred for leasehold improvements of certain office space that we occupied. In September 2021, UCAR Inc. initiated an arbitration proceeding against Luckin Group in China International Economic and Trade Arbitration Commission, seeking to recover its costs and other relevant expenses allegedly incurred of approximately RMB38.4 million. As of December 31, 2022, the arbitration proceeding was closed with the final judgment that we were obligated to pay approximately RMB 31.7 million for the leasehold improvement and related legal fees. We have made full payment and the ending balance of this liability was nil as of December 31, 2022. There are uncertainties as to whether there would be other similar events and whether any of them would evolve into litigation or other formal proceedings.

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

We face potential liability, expenses for legal claims and harm due to our business nature. For example, customers could assert legal claims against us in connection with personal injuries related to food poisoning or tampering. The PRC government, media outlets and public advocacy groups have been increasingly focused on customer protection in recent years. See “Item 4. Information on the Company—4.B. Business Overview— Regulation—Regulations Relating to Customer Rights Protection.” Sales of defective products may expose us to liabilities associated with customer protection laws. Sellers are responsible for compensation on customer’s loss even if the contamination of food is not caused by the sellers. Thus, we may also be held liable if our suppliers or other business partners fail to comply with applicable food-safety related rules and regulations. Though we can ask the responsible parties for indemnity, our reputation could still be adversely affected.

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

We adopted a share incentive plan in January 2019 (the “2019 Share Option Plan”) to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in our growth and performance. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2019 Share Option Plan is 79,015,500 Ordinary Shares. As of March 31, 2024, 66,695,568 options (excluding any granted options that were subsequently canceled or expired) have been granted with 2,558,520 vested yet not exercised and 158,048 unvested options under the 2019 Share Option Plan. We also adopted an equity incentive plan in January 2021 (the “2021 Equity Incentive Plan”) to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of March 31, 2024, restricted share units to receive ADSs representing 155,685,944 Class A Ordinary Shares (excluding any granted restricted share units that were subsequently canceled) have been granted with restricted share units to receive ADSs representing 88,850,112 Class A Ordinary Shares vested under the 2021 Equity Incentive Plan. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.” For the avoidance of doubt, the 2019 Share Option Plan (and any award offered thereunder) is not replaced or superseded by the 2021 Equity Incentive Plan and both plans continue to operate contemporaneously and independently.

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

We have obtained insurance to cover certain potential risks and liabilities that we face. In particular, following disclosure of the Fabricated Transactions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future. Moreover, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire insurance for all the potential risks we face in our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. As of the date of this annual report, we do not have adequate business interruption insurance to cover our operations and potential product liabilities.

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

We are a holding company with no operations of our own. We conduct substantially all of our operations in China through our subsidiaries in China and substantially all of our assets are located in China. As such, investors in our ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. In addition, all of our directors and executive officers except Mr. Joel A. Getz (namely Dr. Jinyi Guo, Wenbao Cao, Feng Liu, Yang Cha, Sean Shao, Shaoqiang (Gary) Liu, Qianli Liu, Weihao (Michael) Chen, Jun Liu, Jing An, Fei Yang, Shan Jiang, Weiming Zhou and Tian Zang) reside within the PRC for a significant portion of the time. See “Item 6. Directors, Senior Management and Employees — 6.A Directors and Senior Management” for the names of our executive officers. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons residing inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands, United States and many other countries and regions.

Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Our former contractual arrangements in relation to the Former VIE may be subject to scrutiny by the PRC tax authorities, and they may determine that we or the Former VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Historically, we, through the Beijing WFOE, entered into a series of contractual arrangements with the Former VIE as well as its shareholders so that we can hold certain foreign restricted licenses and permits, such as the ICP license, through the Former VIE. In March 2024, we terminated these contractual arrangements. Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the historical VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the Former VIE, if any, in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the Former VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the Former VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be adversely affected if the Former VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

Moreover, certain judgments obtained against us by our shareholders may not be enforceable. Substantially all of our assets are located outside the United States, and substantially all of our operations are conducted in China. In addition, most of our directors and officers are residents of jurisdictions other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As of March 31, 2024, Centurium Capital, our controlling shareholder, beneficially owns through its affiliates 18.2% of our total Class A Ordinary Shares, 100.0% of our total Class B Ordinary Shares and 100.0% of our total Senior Preferred Shares, representing 55.3% of the voting power of all of our Ordinary Shares and Senior Preferred Shares as a single class. See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” Centurium Capital’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law and our memorandum and articles of association, including authorization of a plan of merger, changes to our memorandum and articles of association and an increase of our authorized share capital.

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

Moreover, the PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore securities offerings, anti-monopoly regulatory investigations and actions, cybersecurity and data privacy compliance; also, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. See “Item 4. Information on the Company–4.A. History and Development of the Company–Recent Regulatory Development” for more information about these new laws and regulations. If the CSRC, CAC or other PRC regulatory agencies determine that prior approval is required for any of our offerings of securities overseas or other activities in overseas capital markets, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, not to proceed with such activities. If we proceed with any of such activities without obtaining the CSRC’s, CAC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new regulatory requirements, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China or accept foreign investments, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs.

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

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, we were conclusively identified by the SEC under the HFCA Act as a Commission-Identified Issuer, in connection with our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCA Act. Such a trading prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting or trading prohibition would have a negative impact on the price of our ADSs. The threatened trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

Various legislative and regulatory developments related to U.S.-listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the United States and the trading prices of our ADSs.

We may be affected by the legislative and regulatory developments related to U.S.-listed China-based companies. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council issued Several Opinions Concerning Lawfully and Strictly Cracking Down Illegal Securities Activities, pursuant to which the supervision of U.S.-listed China-based companies will be strengthened and the development of relevant regulatory systems in the PRC will be promoted. Furthermore, according to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of offering and listing on a different market. If an overseas listed company purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof. Furthermore, on July 30, 2021, Gary Gensler, the chair of the SEC, released a statement that, among other things, outlined efforts by the SEC to seek certain disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. The statement also indicated efforts of the SEC to engage in targeted additional reviews of filings for companies with significant China-based operations. Recently, there have been heightened tensions in international economic relations, such as those between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia. In addition, the political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of the Treasury (the “Treasury”) on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the president executive orders in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States. Our ADS prices may be materially and adversely affected as a result of investors’ general concern over China-based companies in light of any such developments.

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

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Luckin Coffee Inc. or its subsidiaries by the PRC government to transfer cash.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Before January 1, 2020, each of our PRC subsidiaries as a Foreign Invested Enterprise (the “FIE”), is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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

The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering (including equity securities and debt securities) or other activities in overseas capital markets, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

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

In addition, on January 4, 2022, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced its previous version promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As of the date of this annual report, we have not been required to go through a cybersecurity review by the CAC or other regulatory approvals. In addition, (a) from time to time we have been communicating with the competent authorities and will closely monitor and assess further regulatory developments regarding cybersecurity and data privacy laws, including the development on cybersecurity review, and comply with the latest regulatory requirements; (b) we endeavor to improve our data security protection technologies and plan to engage external professional consultants to advise us on cybersecurity and data protection requirements, if needed. However, there remain uncertainties as to how the Cybersecurity Review Measures would be interpreted and enforced, and to what extent it may affect us.

If we do not receive prior approval or complete the filing, to the extent it is required, for any of our future offerings of securities overseas or other activities in overseas capital markets, or if we inadvertently conclude that such prior approval or any filing is not required, the CSRC or other PRC regulatory agencies may take actions requiring us, or making it advisable for us, not to proceed with such activities. If we proceed with any of such activities without obtaining these regulatory agencies’ approval or completing the filing to the extent it is required, or if we are unable to comply with any new regulatory requirements, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. Additionally, if the CSRC or other relevant PRC regulatory agencies subsequently determine that such approval is required, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. See also “Item 4. Information on the Company–4.A. History and Development of the Company–Recent Regulatory Development –Potential CSRC Approval Required for Future Overseas Securities Offering or Other Activities in Overseas Capital markets” for details of potential approval requirements under the current PRC laws and regulations.

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

On February 24, 2023, the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises was promulgated, or the Provision on Confidentiality, which became effective on March 31, 2023. Pursuant to the Provision on Confidentiality, where a domestic enterprise publicly discloses or provides documents and materials involving state secrets and working secrets of state organs, or Relevant Documents and Materials, to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses Relevant Documents and Materials through its overseas listing subjects, it shall report to the competent department with the examination and approval authority for approval in accordance with the law, and submit to the secrecy administration department of the same level for filing. Where a domestic enterprise provides accounting archives or copies of such archives to entities and individuals such as securities companies, securities service institutions and overseas regulatory authorities, it shall complete the corresponding procedures pursuant to relevant rules of the State. The working materials formed within the territory of the PRC by the securities companies and securities service institutions that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of the PRC, and outbound transfers of such materials shall go through approval procedures in accordance with relevant rules of the State.

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

The PRC National People’s Congress promulgated the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, and the State Council promulgated implementing rules for the labor contract law on September 18, 2008. The labor contract law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. The interpretation and implementation of these regulations are still evolving, our employment practices may violate the labor contract law and related regulations and we could be subject to penalties, fines or legal fees as a result. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

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

As of the date of this annual report, all of our PRC subsidiaries have completed the required social insurance and housing fund registration; however, we have not made adequate contributions to social insurance and housing fund for some of our employees. We have recorded accruals for the estimated underpaid amounts of social insurance and housing fund in our financial statements for the fiscal year ended December 31, 2023. Going forward, we may be required by relevant government authorities to pay any other outstanding amount, and we may also be subject to late fees or fines. If we fail to make the outstanding employee benefit plans contributions within the prescribed time frame, we may be subject to a fine of up to three times the amount of the overdue payment. If we are otherwise subject to investigations related to noncompliance with labor laws and are imposed severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

Noncompliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operations.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We engage independent third-party service providers to recruit some outsourced staff. A majority of our part-time storefront staff were such outsourced staff as of December 31, 2023. We believe that we are in compliance with labor-related laws and regulations of the PRC. However, the relevant governmental authorities may take a different view and impose punishment, such as fines, on us.

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

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations, and we may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the reporting obligations to MOFCOM or their respective local branches and registration with a local bank authorized by the State Administration of Foreign Exchange (the “SAFE”). In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or their respective local branches and (ii) our PRC subsidiaries may not procure loans which exceed the difference between their respective total investment amount and registered capital. Any medium- or long-term loan to be provided by us to our Former VIE must be registered with the NDRC and SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of our offshore financing, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC, which became effective in 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

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

Our products and services are subject to value-added tax (the “VAT”), at a rate of 6%, 10% and 16% before April 1, 2019 and since then 6%, 9% and 13%. VAT is recorded as reduction of our revenue, which amounted to RMB564.6 million in 2021, RMB986.4 million in 2022, and RMB1,896.2 million (US$267.1 million) in 2023. If the tax authority has a different view on our VAT accounting treatment, our results of operations may be adversely affected.

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

We believe our offshore companies (i.e., our companies other than PRC subsidiaries and Former VIE) are not PRC resident enterprises for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that any of our offshore companies is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, the Company would be required to withhold a 10% tax from dividends it pays to its shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs, Senior Preferred Shares or Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if the Company is deemed a PRC resident enterprise, dividends paid to its non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of the ADSs, Senior Preferred Shares or Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by the Company). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of the Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs, Senior Preferred Shares or Ordinary Shares.

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

Due to this dual-class share structure, our shareholders have experienced changes to their voting powers when certain Class B Ordinary Shares are converted into Class A Ordinary Shares, and our shareholders may experience future changes in the voting powers resulting from the factors including new Class B share conversion or future share issuances, among others. As of March 31, 2024, Class B Ordinary Shares constituted 5.7% of our total issued and outstanding share capital and 37.6% of the aggregate voting power of our total issued and outstanding share capital. As of March 31, 2024, Centurium Capital and its affiliates hold 100.0% of our Class B Ordinary Shares.

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

For the period from January 1, 2020 to June 29, 2020 (suspension by the Nasdaq of the trading of our ADSs on the Nasdaq), the daily closing trading prices of our ADSs ranged from US$1.38 to US$50.02 per ADS. Since our ADSs have been quoted on the OTC market, the daily closing trading prices of our ADSs ranged from US$1.54 to US$37.44 per ADS up to the date of this annual report. The daily closing trading prices of our ADSs ranged from US$18.03 to US$37.44 per ADS in 2023. The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

In addition, on October 14, 2021, we adopted a shareholder rights plan (the “Rights Plan”), which is filed as Exhibit 4.15 to this annual report, incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, furnished on October 14, 2021. Pursuant to the Rights Plan, if a person or group acquires 10% or more of our shares or voting power, except as specifically permitted under the Rights Plan, our shareholders other than such acquiring person or group will have the right to purchase additional securities from us at potentially a substantial discount to those securities’ fair market value, thus causing substantial dilution to the ownership of such acquiring person or group.

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

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and investment gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets are active assets under the PFIC rules to the extent attributable to activities that produce active income.

The determination of our PFIC status is subject to certain uncertainties and is made by applying principles and methodologies that are in some circumstances unclear.

Because we hold a substantial amount of cash, our PFIC status for any taxable year may depend, in part, on the value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets may be determined by averaging (on a quarterly basis) the excess of the sum of our market capitalization and liabilities over the value of our other assets. If the value of our goodwill for 2019 and 2020 is determined in such manner, based on the trading prices of our ADSs we believe that we were not a PFIC for our taxable years of 2019 and 2020. However, because our market capitalization declined significantly since the second quarter of 2020 and throughout 2020, there can be no assurance that the Internal Revenue Service (the “IRS”) will not assert that the true value of our goodwill for 2019 and the first quarter of 2020 is in fact lower. If the assertion of that position is successful, our PFIC status for our taxable years of 2019 and 2020 would depend on the asserted value of our goodwill and other intangible assets for those years.

Based on the composition of our income and assets and the estimated value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our 2023 taxable year. However, there can be no assurances that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets, which, as discussed above, may be determined, in part, by reference to our market capitalization, which has been, and may continue to be, volatile). Therefore, fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or any future taxable year.

Moreover, it is not entirely clear how the contractual arrangements between us and our Former VIE are treated for purposes of the PFIC rules, which could affect our PFIC status for taxable years during which our VIE structure was in place. Furthermore, there are uncertainties as to how the PFIC rules apply with respect to our retail partnership model. For these reasons, our PFIC status for any taxable year is uncertain.

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

In October 2017, December 2017 and March 2018, Hong Kong Luckin incorporated Beijing Luckin Coffee Co., Ltd., or Beijing WFOE, Luckin Investment (Tianjin) Co., Ltd. and Luckin Group, as its wholly owned subsidiaries in the PRC successively and began to operate coffee retail business. See “—4.C. Organizational Structure.”

In July 2018 and September 2018, Beijing WFOE entered into a series of contractual arrangements with the Former VIE established in June 2017 and its shareholders, which enabled us to obtain control over the Former VIE through Beijing WFOE. Such contractual arrangements consist of proxy agreement and power of attorney, confirmation and guarantee letters, spousal consent letter, share pledge agreement, master exclusive service agreement, business cooperation agreement and exclusive option agreement. See “—4.C. Organizational Structure—Former Contractual Arrangements with the Former VIE and Its Nominee Shareholders.”

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

In July 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs. The JPLs were appointed on the application of the Company in response to the presentation of a winding up petition by a creditor of the Company in the Cayman Islands. Following the JPLs’ appointment, which constituted an event of default under our convertible senior notes indenture, 100% of the principal of, and accrued and unpaid interest on, the Notes automatically became immediately due and payable. Accordingly, we took steps to negotiate a restructuring of our financial obligations owing under the Notes (the “Restructuring”), under the supervision of the JPLs. During the provisional liquidation, we operated our business under the day-to-day control of our Board under the supervision of the JPLs, in accordance with a protocol executed on October 16, 2020, which set out the terms upon which the JPLs and our Board would cooperate with respect to the management of the Company. Pursuant to the protocol, we were required to obtain the JPLs’ approval in respect of key management matters, such as our cash allocation, certain outward payments and any steps proposed to be taken by our Board outside of the ordinary course of the business of the Company and its subsidiaries. Under Cayman Islands law, no suit, action or other proceedings could be commenced or continued against the Company in the Cayman Islands during the course of the provisional liquidation, without the leave of the Cayman Court. In addition, the commencement or continuation of suits, actions or proceedings in the territorial jurisdiction of the United States against the Company and its assets in the territorial jurisdiction of the United States were stayed, to the extent provided in section 362 of title 11 of the United States Code (the “U.S. Bankruptcy Code”). This stay arose pursuant to the order of the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) entered in the case commenced with respect to us under chapter 15 of the U.S. Bankruptcy Code (the “Chapter 15 Case”). The stay remained effective for the duration of the Chapter 15 Case, which was closed on April 8, 2022.

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

On January 28, 2022, the Restructuring of the Notes as contemplated by the Scheme became effective, and was substantially consummated. Subsequently, the parties to the amended winding-up petition (filed in substitution on January 7, 2021) applied by consent to the Cayman Court for leave to withdraw or have the petition dismissed. By order of the Cayman Court dated February 25, 2022, the petition was dismissed and the JPLs were formally discharged with effect from March 4, 2022, bringing the provisional liquidation to a close. In addition, a final report was filed with the U.S. Bankruptcy Court on March 4, 2022 requesting entry of an order closing the Chapter 15 Case, and the U.S. Bankruptcy Court entered an order closing the Chapter 15 Case on April 8, 2022. In aggregate, in exchange for the Notes, we have issued consideration to creditors under the Scheme totaling US$245.5 million of cash, the New Notes and 9,527,601 ADSs representing 76,220,808 Class A Ordinary Shares, which includes 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme, of which 25,004 ADSs were not claimed by creditors and therefore 200,032 Class A Ordinary Shares underlying such unclaimed ADSs were returned to the Company. We announced the redemption in full of the New Notes on August 26, 2022, which were our only offshore debt securities. The aggregate redemption price of the New Notes was US$115.6 million, which constitutes the aggregate principal amount outstanding plus the aggregate accrued interest. The aggregate redemption price was paid from our available offshore cash balance. With the full redemption of the New Notes, the role of the Scheme Supervisors under the previously announced Scheme Supervisor Protocol was terminated. See “Note 12 Convertible Senior Notes” to the Company’s consolidated financial statements included in this annual report.

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

In March 2024, we terminated the contractual arrangements that we entered through the Beijng WFOE with the Former VIE as well as its shareholders, because (i) the foreign restricted licenses and permits held through the Former VIE are not necessary for our business operations as currently conducted, and (ii) we believe the termination of these arrangements help to optimize our corporate governance structure. As a result of such termination, the financial results of the Former VIE will no longer be consolidated into our consolidated financial statements for accounting purpose since the date of termination.

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

Recent Regulatory Development

Cybersecurity Review Measures

On January 4, 2022, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced its previous version promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As of the date of this annual report, uncertainties still exist in relation to the interpretation and implementation of the Cybersecurity Review Measures. Although we have not been identified as a CIIO by any regulatory authority, we cannot rule out the possibility that we, or certain of our customers or suppliers, may be deemed as a CIIO. If we are deemed as a CIIO, our purchases of network products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant customers or suppliers, and before the conclusion of such procedures, these customers will not be allowed to use our products or services, and we are not allowed to purchase products or services from our suppliers. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, which subjects us to evolving governmental regulations and other legal obligations related to privacy, cybersecurity, information security and data protection, many of which are subject to changes and uncertain interpretations. Any failure to comply with these governmental regulations and legal obligations, improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

Security Assessment Measures on Cross-border Data Transfer

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

On February 22, 2023, the CAC issued the Measures on the Standard Contract for Outbound Data Transfer of Personal Information, or Personal Information Outbound Transfer Standard Contract Measures, which came into effect on June 1, 2023, which provide for circumstances where personal information processors may transfer personal information abroad by entering into a standard contract, and stipulated detailed compliance requirements.

On March 22, 2024, the Provisions on Regulating and Promoting Cross-border Data Transfer, or the Provisions on Cross-border Data Transfer, was proposed by the CAC and became effective, aiming to further regulate and facilitate the legal and orderly transfer of data. The Provisions on Cross-border Data Transfer clarify the circumstances where compliance requirements (such as data outbound transfer security assessment, the execution of personal information outbound transfer standard contract or personal information protection certification) are waived, and the circumstances where such compliance requirements shall be performed, in response to the confusion of various enterprises in practice.

Administrative Measures on Personal Information Protection Compliance Audits (Draft for Comment)

On August 3, 2023, the Administrative Measures on Personal Information Protection Compliance Audits (Draft for Comment), or the Draft Measures on Compliance Audits, was proposed by the CAC for public comments until September 2, 2023. According to the Draft Measures on Compliance Audits, “personal information protection compliance audits” means the examination and evaluation of whether the personal information processing activities by the personal information processors comply with laws and administrative regulations, and personal information processors who process the personal information of more than 1 million people shall conduct personal information protection compliance audits at least once a year. Furthermore, the Draft Measures on Compliance Audits enumerate the key focus when conducting “personal information protection compliance audits”.

Administrative Measures on Reporting of Cybersecurity Incidents (Draft for Comment)

On December 8, 2023, the Administrative Measures on Reporting of Cybersecurity Incidents (Draft for Comment), or the Draft Measures on Reporting of Cybersecurity Incidents, was proposed by the CAC for public comments until January 7, 2024, which stipulates network operators that build and operate networks or provide services through networks within the territory of PRC shall report incidents that endanger cybersecurity accordingly.

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

Potential CSRC Approval or Filing Required for Future Overseas Securities Offering or Other Activities in Overseas Capital Markets

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

We cannot assure you that we will not be required to obtain the approval of or complete the filing with the CSRC or other regulatory authorities to conduct overseas securities offerings or other activities in the overseas capital markets in the future. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure—The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering (including equity securities and debt securities) or other activities in overseas capital markets, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.” We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for securities offerings and other activities in overseas capital markets. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in this regard.

On February 24, 2023, the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises was promulgated, or the Provision on Confidentiality, which became effective on March 31, 2023. Pursuant to the Provision on Confidentiality, where a domestic enterprise publicly discloses or provides documents and materials involving state secrets and working secrets of state organs, or Relevant Documents and Materials, to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses Relevant Documents and Materials through its overseas listing subjects, it shall report to the competent department with the examination and approval authority for approval in accordance with the law, and submit to the secrecy administration department of the same level for filing. Where a domestic enterprise provides accounting archives or copies of such archives to entities and individuals such as securities companies, securities service institutions and overseas regulatory authorities, it shall complete the corresponding procedures pursuant to relevant rules of the State. The working materials formed within the territory of the PRC by the securities companies and securities service institutions that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of the PRC, and outbound transfers of such materials shall go through approval procedures in accordance with relevant rules of the State.

Material Licenses and Permits

As advised by our PRC legal counsel, King & Wood Mallesons, our PRC subsidiaries and the Former VIE have obtained all material licenses and approvals required for our operations in China, except as disclosed in “Item 3. Key Information —3.D. Risk Factors—Risk Related to Our Business and Industry— Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.” For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry.”

Pursuant to the relevant laws and regulations in PRC where our PRC subsidiaries and the Former VIE operate their business, we are required to maintain various approvals, licenses and permits, as well as to make certain filings, to operate our business, including business licenses, food operation licenses, environmental impact assessment filings, fire safety inspections, single-purpose prepaid card filings and commercial franchise filings. If we fail to receive or maintain the necessary licenses, permits and approvals and make the necessary filings, we may be subject to fines, confiscation of the gains derived from the related operations or the suspension of related operations. If we inadvertently conclude that certain permissions or approvals are not required while the PRC regulatory authorities take a view that is contrary to our interpretation, we may be subject to fines, confiscation of the gains derived from the related operations or the suspension of related operations. If applicable laws, regulations or interpretations change and we are required to obtain certain permissions or approvals in the future, there can be no assurance that we will be able to obtain such permissions or approvals required for our existing business operations in a timely manner or at all, which could adversely affect our business operations.

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

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. Under the HFCA Act, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, we were conclusively identified by the SEC under the HFCA Act as a Commission-Identified Issuer, in connection with our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As a result, the SEC will not provisionally or conclusively identify an issuer as a Commission-Identified Issuer if it files an annual report with an audit report issued by a registered public accounting firm headquartered in mainland China or Hong Kong on or after December 15, 2022, until such time as the PCAOB issues a new determination. Whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in the future is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See also “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China— Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB determines in the future that it no longer has full access to inspect or fully investigate our auditors. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States.”

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

Overview

We believe we are one of the largest coffee networks in China in terms of the number of stores as of December 31, 2023. We have pioneered a technology-driven new retail model to provide freshly brewed coffee and tea drinks and other products with high quality, high convenience and high affordability to our customers. We believe that our disruptive model has fulfilled the large unmet demand for coffee and driven its mass market consumption in China, while allowing us to achieve significant scale and growth since our inception.

Driven by technology, our new retail model is built upon our mobile apps and store network.

●	Mobile apps: Our mobile apps cover the entire customer purchase process, offering our customers a cashier-less environment. This enhances our customer experience, improves our operating efficiency, and allows us to stay connected with our customers and engage them anytime, anywhere.
●	Store network: We operate most stores on our own. We primarily operate two types of stores, namely pick-up stores and relax stores, for different purposes, and we strategically focus on pick-up stores, which accounted for 98.5% of our total self-operated stores as of December 31, 2023. Our pick-up stores have limited seating and are typically located in areas with high demand for coffee, such as office buildings, malls, shopping districts and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. Additionally, we cooperate with our selective retail partners to open partnership stores they operate. We launched our retail partnership model initiative in September 2019 and opened the first partnership store in October 2019. This retail partnership model complements our existing store network expansion strategy and enables us to penetrate new markets, especially lower tier cities, more efficiently and with limited capital requirements.

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

We offer premium freshly brewed coffee and tea drinks and other high-quality products to our customers. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. Our Espresso blend coffee beans have won numerous awards, including the Gold Medal in the IIAC International Coffee Tasting competition in five consecutive years, from 2018 to 2022. We launched our Newer Latte in September 2020 and SOE coffee series in November 2020. We also won the Platinum Medal in the IIAC International Coffee Tasting competition in 2020 for the Yirgacheffe coffee beans used for our SOE coffee series. In 2021, we launched our Coconut milk series. In 2022, we launched our Cheese Flavored Latte. Our Coconut Milk Latte was selected as the Phenomenal Product in the 2021 Boom Grand, and our Coconut milk series and Cheese Flavored Latte were listed on Living Trend of China and won the Flavor Innovation Leading Award by New Weekly in 2021 and 2022, respectively. In 2023, we partnered with Kweichow Moutai to craft our Jiangxiang Flavored Latte, which had record-breaking sales, winning the 20th People's Craftsmanship Award - Craftsmanship Product by People’s Daily Online. Additionally, we launched our Mascarpone Cheese Latte in 2023, which sold more than 16 million cups in its first week on the market. By the end of 2023, we have eight products that have reached cumulative sales volumes of more than 100 million cups. To diversify our product offering and provide different experiences for our customers, we also partner with reputable suppliers for other products such as tea and light meals.

We have also been able to cultivate a large and loyal customer base and achieve strong growth. We expanded from a single trial store in Beijing to 10,598 self-operated stores and 5,620 partnership stores in more than 300 cities in China as of December 31, 2023. We also started our expansion into overseas markets with 30 self-operated stores in Singapore as of December 31, 2023. We had 230.1 million cumulative transacting customers as of December 31, 2023.

China’s coffee market is highly underpenetrated. Inconsistent quality, high prices and inconvenience have hampered the growth of the freshly brewed coffee market in China. We believe that our model has successfully driven mass market coffee consumption in China by addressing these pain points.

Our Strengths

We believe that the following strengths contribute to our success:

●	Leading and fast-growing player with extensive coffee network in China;
●	Pioneer of disruptive new retail model anchored upon strong technology capabilities;
●	Robust product development capabilities;
●	Superior customer propositions: high quality, high affordability and high convenience;
●	Strong supply chain with high resilience and premium quality; and
●	Premium brand recognition.

Our Strategies

We intend to achieve our mission and further grow our business by pursuing the following strategies:

●	Serve more people and further enhance customer retention and frequency;
●	Expand our sales network through a well-balanced mix of self-operated and partnership stores;
●	Continuously launch new product offerings with a focus on coffee-related SKUs;
●	Further enhance our technological capabilities;
●	Expand and optimize the management of our supply chain;
●	Prudently explore expansion into overseas markets; and
●	Improve operational efficiency by leveraging technological innovations, increased scale and enhanced organizational agility.

Our Store Network

We believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2023. Most of our stores are self-operated and located in the economically vibrant regions in China. We primarily operate two types of stores, namely pick-up stores and relax stores, for different purposes. We strategically focus on pick-up stores, which are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. We have been continuing to optimize our store portfolio. Following a detailed review of store performance, we strategically closed underperforming stores while opening new stores based on strict store opening criteria in strategic locations.

Self-Operated Store Model

We opened our first trial store in October 2017 and have rapidly expanded our self-operated store network. As of December 31, 2023, we had 10,628 self-operated stores in operation, including 10,470 pick-up stores and 158 relax stores. The table below sets forth a breakdown of our self-operated stores by store formats as of the dates indicated. Our self-operated store network covered more than 300 cities, the majority of which are tier I and tier II cities, as of December 31, 2023.

	As of
	March 31,		June 30,		September 30,		December 31,		March 31,		June 30,		September 30,		December 31,		March 31,		June 30,		September 30,		December 31,
	2021		2021		2021		2021		2022		2022		2022		2022		2023		2023		2023		2023
		% of		% of		% of		% of		% of		% of		% of		% of		% of		% of		% of		% of
	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total
	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores
Pick-up stores	3,801	96.5	3,883	96.6	4,077	96.9	4,270	97.1	4,547	97.3	4,841	97.4	5,245	97.6	5,516	97.6	6,166	97.7	7,037	97.9	8,650	98.2	10,470	98.5
Relax stores	134	3.4	132	3.3	129	3.1	127	2.9	128	2.7	127	2.6	128	2.4	136	2.4	144	2.3	151	2.1	157	1.8	158	1.5
Delivery kitchens	4	0.1	3	0.1	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0	0	0	0	0	0	0
Total	3,939	100.0	4,018	100.0	4,206	100.0	4,397	100.0	4,675	100.0	4,968	100.0	5,373	100.0	5,652	100.0	6,310	100.0	7,188	100.0	8,807	100.0	10,628	100.0

Pick-up Stores

We strategically focus on pick-up stores, which accounted for 98.5% of our stores as of December 31, 2023. Pick-up stores are small-sized stores where our customers can pick up their orders or have their orders delivered to them.

Our pick-up stores are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses.

The majority of these stores generally range from 20 to 60 square meters in size and have limited seating. Such store set-up allows us to get closer to our coffee customers and expand rapidly by virtue of the low rental and decoration costs.

We leverage delivery services to achieve greater geographic coverage and serve more customers, especially when we expand into new areas and cities. Our delivery orders as a percentage of total orders were 27.4%, 28.6%, and 19.0% in 2021, 2022, and 2023, respectively.

Relax Stores

We open relax stores for branding purposes. Our relax stores accounted for 1.5% of our stores as of December 31, 2023. Relax stores are generally spacious and larger than 120 square meters in size.

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

Store Renovation and Other Preopening Preparation

We have an in-house renovation team responsible for the renovation and decoration of our self-operated stores. To maintain our consistent brand image and store quality, our headquarters prepares the design of all stores. We adopt standardized design for our pick-up stores, and such standardization allows us to carry out renovation procedures effectively, and recycle furnishing materials efficiently. In 2021, 2022, and 2023, the average renovation and decoration expenses per our self-operated store was approximately RMB184,000, RMB181,000, and RMB206,000, respectively.

As part of the preopening preparation, we install machines, equipment and procure raw materials as well as other materials and consumables. Typically, each of our self-operated stores is equipped with two to three coffee machines and other equipment, such as ice machine and freezer. In 2021, 2022, and 2023, the average costs for the procurement of coffee machines per our self-operated store was approximately RMB102,000, RMB97,000, and RMB112,000, respectively. For more information on procurement, see “—Supply Chain.”

Retail Partnership Model

Since September 2019, we started to cooperate with selective partners to operate our partnership stores. As of December 31, 2021, 2022, and 2023, we had 1,627, 2,562, and 5,620 partnership stores, respectively, covering 292 cities as of December 31, 2023.

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

Our success is powered by our robust product development capabilities. We have a product development center, staffed with more than 50 dedicated employees as of December 31, 2023 and expanding, committed to developing cutting-edge product design and premium product quality. In 2023, we launched nearly 80 new SKUs of freshly brewed drinks. With our blockbuster products, such as Coconut Milk Latte, and leading frequency of product releases, we believe our product development capabilities stand at the frontline of the coffee industry in China.

We have been constantly rolling out new products that became popular among customers and well recognized by KOLs. Our major selective product releases include:

●	Coconut milk series. Launched in April 2021, our Coconut milk series spread quickly and widely on social media and achieved record-breaking sales. Over 70 million cups of Coconut Milk Latte were sold in 2021. The series were listed on 2021 Living Trend of China by New Weekly, and Coconut Milk Latte was selected as the Phenomenal Product in the 2021 Boom Grand and the Next 30 in Global Tech: Innovative Consumer Products in the World Innovators Meet 2021.
●	Velvet series. The Velvet series was another of our widely celebrated product series. Known as “the first cup of Velvet Latte in autumn” on social media, our Velvet Latte has been one of our best-sellers since its launch in September 2021. We also released our Coconut milk velvet series to promote cross- selling by leveraging the established market popularity of our Coconut milk series.
●	SOE coffee series. Our SOE coffee series, consisting of premium items such as Yirgacheffe and Hambella, is representative of our premium products that have received recognition from coffee professionals. Featuring the award-winning Hambella 5.0 green beans from Ethiopia, our Hambella series has been one of the most talked about coffee products on social media in China and sold quickly since its release in 2022. We also won the Platinum Medal in the IIAC International Coffee Tasting competition in 2020 for the Yirgacheffe coffee beans used for our SOE products.

●	Newer series. Launched in September 2020, the Newer series is one of our signature innovative products and has been contributing to our sales. With creamy milk add-ons that balance the bitterness of natural coffee, our Newer series has been well received by Chinese consumers and successfully attracted new customers who were not used to drinking coffee.
●	Luckin Exfreezo series. Our Exfreezo drink series is one of our most successful non-coffee products. With a wide variety of flavors and fast-adapting seasonal offerings, the Luckin Exfreezo series complements our product portfolio to cover incremental customer demand and to accommodate changing consumer preferences.
●	Chinese tea coffee series. Inspired by the idea of the China’s top ten tea leaves, our Chinese tea-flavored coffee series combined the flavor of famous tea such as Biluochun and Jasmine tea with our award-winning premium coffee beans through the Ristretto Essence Concentration Process, bringing customers with a novel tasting experience.

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

Branding, Marketing and Sales

Since inception, we have successfully built a premium brand of distinguished value propositions—high quality, high convenience and high affordability. We believe we are one of the leading coffee brands in China, with strong brand equity and a brand image of professionalism, youth, fashion and wellness, captured by our new slogan “Livin’ Young, Luckin On.” In 2023, we introduced a new brand proposition “Luck in Hand.” We believe that luck does not come by chance, but rather by hard work. In 2022, Luckin ranked among the Top 50 Emerging Chinese Consumption Brands with Strong Growth of the Year by CBNData. We have been recognized as the most recommended coffee chain in China by YiMagazine for three consecutive years from 2021 to 2023 and received their TopBrands award in 2023, an award that is voted on directly by consumers. Our brand ambassadors include several world-renowned baristas and celebrities welcomed especially by young generations in China. Our superior brand and distinguished value propositions allow us to expand our business through word of mouth.

Starting from April 2020, we have implemented two cost-effective initiatives to refine our customer operations, grow our customer base and increase our wallet share, which we believe are critical to our success. First, we leverage our operating experiences and technology capabilities to deepen our understanding of the coffee market in China and to learn and discover patterns of customer behavior, so that we are able to improve our customer experience and in turn to increase customer engagement and sales of our products. Secondly, we endeavor to build private domain traffic in our Luckin mobile app, Weixin mini program and Weixin ecosystem, cultivating a comprehensive private domain ecosystem that enables us to acquire and retain our customers with continuous consumptions. As a result of our marketing efforts and keen understanding of consumers, we successfully developed various blockbuster products that spread quickly and widely on social media and sold quickly, such as our Coconut Milk Latte, Velvet Latte, Cheese Flavored Latte, and Jiangxiang Flavored Latte, which we leveraged to expand our customer base and to enhance brand recognition. See “— Our Product Offerings.”

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

Delivery Services

We fulfill customer orders with speedy delivery so that they can enjoy our coffee, tea and other products on time. Our delivery fee schedule is competitively priced, and we offer our customers a discount on the delivery fee if the total order value (based on item list price) exceeds a certain threshold. We have outsourced delivery services to various selected delivery companies. Through our own delivery system and the integration with delivery companies’ system, we are able to improve order-rider matching based on our store locations, customer locations and real-time locations of delivery riders, and monitor and track the delivery process. In 2023, approximately 99.7% of our orders were delivered on time.

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

Coffee Beans

We source premium green coffee beans from renowned cultivation origins such as Brazil, Colombia, Ethiopia, Guatemala, and China (Yunnan). In addition, we only cooperate with reputable green coffee beans suppliers to ensure the high quality of our coffee products. As of the date of this annual report, our roasted coffee beans are supplied by our own coffee roasting plants as well as third-party factories. To solidify our control over the process of sourcing and roasting coffee beans, we are dedicated to constructing and operating our own coffee roasting plants. As of the date of this annual report, we own two coffee roasting facilities, one located in Pingnan, Fujian Province and the other in Kunshan, Jiangsu Province. We also own a green coffee beans processing facility in Baoshan, Yunnan province.

To enhance quality control of green coffee beans, we purchase all the green coffee beans to be used by our roasted coffee bean suppliers. We set detailed specifications for green coffee beans based on their origin, including size, flavor and moisture. We employ three rounds of quality screening to ensure the quality of the green coffee beans from the coffee beans origin to the roasting facilities.

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

Warehouse and Fulfillment

We currently own four warehouses that are used in connection with our roasting facilities. In regard to our store operations, we currently cooperate with three renowned third-party warehouse and fulfillment service providers, for our inventory storage, fulfilments between warehouses, and fulfilments from warehouses to our stores. Our warehouse and fulfillment service providers are responsible for the management of our inventory stored at their warehouses, in collaboration with our employees we assign to these warehouses. As of December 31, 2023, we leased more than 30 warehouses across China from third-party logistics providers.

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

Intellectual Property

We develop and protect our intellectual property portfolio by registering our trademarks, copyrights and domain names. As of March 31, 2024, we had 1,561 registered trademarks with the Trademark Office of the PRC National Intellectual Property Administration, 29 registered copyrights of software and 22 registered copyrights of works with the PRC National Copyright Administration, 12 domain names with the Ministry of Industry and Information Technology, and 50 issued patents in PRC. As of March 31, 2024, we also had 367 registered trademarks in jurisdictions other than PRC.

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

We have adopted policies, procedures and guidelines and update these policies, procedures and guidelines from time to time, in order to comply with these laws and regulations and protect the personal privacy of our customers and the security of their data. We also conduct regular information security training for our employees to further elevate their awareness. In addition, we have a dedicated cybersecurity team, which is responsible for formulating and implementing systems related to user privacy and data security, as well as monitoring system vulnerabilities and detecting coding errors. To keep abreast with recent regulatory developments, we have engaged external cybersecurity experts to advise on and evaluate the security performance of our information system and maintained active communication with regulatory authorities. Our information technology system’s level of classified protection is graded at level 3 pursuant to the Information Security Technology – Evaluation Requirement for Classified Protection of Cybersecurity issued by the PRC Standardization Administration. Our self-developed Luckin mobile app has passed the evaluation by the China Cybersecurity Review Technology and Certification Center (the “CCRC”) and obtained the CCRC-APP security certification. In 2022, we were accredited to ISO27001 Information Security Management System certification by British Standards Institution (the “BSI”). In 2023, we were accredited to ISO27701 Privacy Information Management System certification and ISO38505 Data Governance certification.

For details of our cybersecurity management system and governance structure, see “Item 16K. Cybersecurity.” For details of our risks relating to cybersecurity, see also “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, which subjects us to evolving governmental regulations and other legal obligations related to privacy, cybersecurity, information security and data protection, many of which are subject to changes and uncertain interpretations. Any failure to comply with these governmental regulations and legal obligations, improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

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

Sustainable Development Strategy

In October 2023, we announced our sustainable development strategy Being a Force for a Brighter Future, along with three key strategic issues for sustainable development to guide our sustainable development practices.

The strategy is divided into three main parts: Boosting Sustainable Business,Co-Building a Responsible Value Chain and Creating a Better Planet, which represent our sustainable development vision and the direction we plan to pursue for our company, for the value chain and for the wider social environment, respectively. Starting with robust development of our company, we collaborate with partners and consumers to continuously engage in sustainable practices, lead sustainable development in our industry, influence the younger generation of consumers to foster sustainable values, and gather strength to forge a better future.

Joining the United Nations Global Compact

We joined the United Nations Global Compact, committing alongside global business members to adhere to the Ten Principles regarding human rights, labor standards, environmental protection and anti-corruption.

Strengthening Carbon Management and Practices

In April 2023, to effectively promote the collection and management of greenhouse gas emissions data and to advance our carbon strategy scientifically and effectively, we established a Climate Change and Carbon Neutrality Subcommittee and a working group under the guidance of the co-chairman of the Sustainable Development Committee, actively engaging in managing our climate change and carbon neutrality efforts.

In August 2023, we completed our first company-wide carbon inventory verification, and completed a calculation, exploration and verification of the carbon footprint of certain of our products. The scope of the company-wide verification included our office areas, factories, and stores, laying the foundation for setting carbon reduction targets. At the 2023 Luckin Coffee Partner Summit, based on the idea of “reduce emissions before offsetting”, we integrated sustainable practices to achieve carbon neutrality for the summit.

Supporting Emergency Relief Activities and Actively Undertaking Social Responsibility Initiatives

We have become more actively involved in practicing corporate social responsibility and promoting the implementation of public welfare practices. In August 2023, severely affected by Typhoon Dousuri, the city of Zhuozhou in Hebei Province suffered from flood disasters. We donated RMB5 million through the China Rural Development Foundation to help provide emergency relief, community health and epidemic prevention assistance, transitional housing for affected people, and post-disaster reconstruction in the affected areas. In December 2023, following a 6.2 magnitude earthquake in Jishishan County, Gansu Province, we once again donated RMB5 million through the China Rural Development Foundation to support emergency relief activities and post-disaster reconstruction.

Corporate Governance Report

We released our Corporate Governance Report for the period from January 1, 2020 to September 30, 2022, highlighting the Company’s focus on corporate innovation and sustainable development, and is aimed at helping Luckin Coffee stakeholders better understand its operations and long-term strategic priorities. The full report is available on the Company’s website: https://investor.lkcoffee.com/corporate-governance/governance.

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

Sustainability Strategic Direction

We announced our sustainability strategic direction: we plan to leverage the advantages of the internet and digitalization, starting from the promotion of a sustainable business model, the construction of sustainable value chain and the cultivation of sustainable social ecology, to link a wider range of value chain partners, and strive to create value for the economy, society and environment. Based on this, we aim to develop the sustainable development strategy, goals and commitments of Luckin Coffee within 2024, and promote comprehensive sustainable development practices with a scientific and prudent attitude.

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

Insurance

In addition to providing social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits for all of our full-time employees, we further provide supplemental health insurance plans for our full-time employees to promote their well-being. Consistent with customary industry practice in China, we do not have adequate business interruption insurance to cover our operations and potential product liabilities. We have obtained insurance to cover certain potential risks and liabilities, such as public liability insurance, property all risks, engineering all risks and safety manufacturing insurance. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

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

Substantially all of our operations are conducted in China, and a most of our assets are located in China. In addition, most of our directors and executive officers are residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Food Operation Licensing

The Administrative Measures for Food Operation Licensing and Filing was promulgated on June 15, 2023 by SAMR and took effect on December 1, 2023, which vacated the former Administrative Measures for Food Operation Licensing promulgated by the China Food and Drug Administration. According to the Administrative Measures for Food Operation Licensing and Filing, a food operation license shall be obtained in accordance with the law to engage in food selling and catering services within China. A food operator engaged in food operating service in different sites shall obtain food operation licenses or complete filing separately. An application for food operation license shall be filed according to food operators’ types and the item of its operation. The issuance date of a food operation license is the date when the decision on granting the license is made and the license is valid for five years. Food operators shall hang or place their food operation license originals or display its electronic food operation license in prominent places of their operation sites.

Where the licensing items that are indicated on a food operation license change, the food operator shall, within ten business days after the changes take place, apply to the market regulation authority that originally issued the license for alteration of the operation license. Those who fail to obtain a food operation license and engage in food operation activities shall be punished by the local market regulation authorities at or above the county level according to Article 122 of the Food Safety Law, which states that the authorities shall confiscate their illegal income, the food or food additives illegally produced or dealt in, and the tools, equipment, raw materials, and other items used for illegal production or operation; and impose a fine of not less than RMB50,000 but not more than RMB100,000 on them if the goods value of the food or food additives illegally produced or dealt in is less than RMB10,000 or a fine of not less than 10 times but not more than 20 times the goods value if the goods value is RMB10,000 or more.

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

According to the Interim Provisions on the Administration of the Fire Protection Design Review and Final Inspection of Construction Projects, as effective on June 1, 2020 and most recently amended on August 21, 2023 and effective on October 30, 2023, for those construction projects for a café with entertainment functions with more than 500 square meters, the construction entity shall apply to the housing and urban-rural development authority for fire protection design approval. For the construction projects other than the conditions foregoing, the construction entity shall provide fire protection design drawings or technical information as needed for construction to the housing and urban-rural development authority when applying for a construction permit or a construction commencement report.

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

Pursuant to the Administrative Measures on the Filing of the Commercial Franchise, which took effect on February 1, 2012 and was amended on December 29, 2023, and the Franchising Regulations, within 15 days after executing the first franchise agreement, the franchisors shall file with the MOFCOM or its local counterparts for record, and if there occurs any change to the franchisee network and franchisee stores throughout China, the franchisor shall file such change to MOFCOM for the record within 30 days after the occurrence of the change. Furthermore, within the first quarter of each year, the franchisors shall report the execution, renewal, termination and revocation of the franchise agreements that occurred in the last year to MOFCOM or its local counterparts. Any failure to comply with the aforementioned requirement may result in being ordered to stop the illegal business operations by the competent department, confiscation of the illegal proceeds and fines ranging from RMB 100,000 to RMB 500,000.

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

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, most recently amended on January 8, 2011. Under the Internet Measures, commercial internet content-related services operators shall obtain a VATS license for internet content provision business, or the ICP license, from the relevant government authorities before engaging in any commercial internet content-related services operations within China. Our Former VIE holds a valid ICP license.

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

On February 22, 2023, the CAC issued the Measures on the Standard Contract for Outbound Data Transfer of Personal Information, or Personal Information Outbound Transfer Standard Contract Measures, which came into effect on June 1, 2023. The Personal Information Outbound Transfer Standard Contract Measures provide for circumstances where personal information processors may transfer personal information abroad by entering into a standard contract, and stipulated detailed compliance requirements.

On August 3, 2023, the Administrative Measures on Personal Information Protection Compliance Audits (Draft for Comment), or the Draft Measures on Compliance Audits, was proposed by the CAC for public comments until September 2, 2023. According to the Draft Measures on Compliance Audits, “personal information protection compliance audits” means the examination and evaluation of whether the personal information processing activities by the personal information processors comply with laws and administrative regulations, and personal information processors who process the personal information of more than 1 million people shall conduct personal information protection compliance audits at least once a year. Furthermore, the Draft Measures on Compliance Audits enumerate the key focus when conducting “personal information protection compliance audits”.

On March 22, 2024, the Provisions on Regulating and Promoting Cross-border Data Transfer, or the Provisions on Cross-border Data Transfer, was proposed by the CAC and became effective, aiming to further regulate and facilitate the legal and orderly transfer of data. The Provisions on Cross-border Data Transfer clarify the circumstances where compliance requirements (such as data outbound transfer security assessment, the execution of personal information outbound transfer standard contract or personal information protection certification) are waived, and the circumstances where such compliance requirements shall be performed, in response to the confusion of various enterprises in practice. On December 8, 2023, the Administrative Measures on Reporting of Cybersecurity Incidents (Draft for Comment), or the Draft Measures on Reporting of Cybersecurity Incidents, was proposed by the CAC for public comments until January 7, 2024, which stipulates network operators that build and operate networks or provide services through networks within the territory of PRC shall report incidents that endanger cybersecurity accordingly.

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

In addition, on February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines, which sets out detailed standards and rules in respect to the definition of relevant markets, typical types of cartel activity and abusive behavior by companies with market dominance, which provide further guidance for enforcement of anti-monopoly laws regarding online platform operators. The Anti-Monopoly Guidelines further details the types of horizontal agreements, vertical agreements, hub-and-spoke agreements and collusion which may constitute monopoly agreements in the platform economy. It also sets out a number of key factors that may be relevant in identifying a dominant undertaking, including, among others, predatory pricing, unfair pricing, refusal to deal, restraint of trade, tie-in, unreasonable trading conditions and discrimination. The Anti-Monopoly Guidelines prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and operators participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, requiring counterparties to trade in restrictive patterns and means, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data).

On August 17, 2021, the SAMR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), or the Unfair Competition Prohibition Provisions Draft, which prohibits business operators from using data, algorithms and other technical means to unreasonably provide different transaction information for counterparties with the same trading conditions by collecting and analyzing the transaction information of the counterparties, or the content browsed and times of browsing, or the brand and value of the terminal equipment used in transactions by the counterparties, etc., which infringes the right to know, the right of choice, and the right to fair trading of the counterparties, and disrupts the fair trading order of the market. The Unfair Competition Prohibition Provisions Draft further prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services legally offered by other business operators. Furthermore, business operators are not allowed to (i) fabricate or spread misleading information to damage the reputation of competitors, or (ii) employ marketing practices such as fake reviews or use coupons or “red envelopes” to entice positive ratings. Since the SAMR is still seeking comments on the Unfair Competition Prohibition Provisions Draft from the public, the Unfair Competition Prohibition Provisions Draft and its anticipated adoption or effective date are subject to further changes.

The Anti-Monopoly Law of the PRC, or the Anti-Monopoly Law, which was promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and amended on June 24, 2022, prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition. The Anti-monopoly Law, among others further regulates monopolistic behaviors in the Internet sector, which provides, among others, (i) enterprises must not engage in monopolistic behaviors by taking advantage of data and algorithms, technology, capital advantages, or platform rules; and (ii) enterprises with dominant market position must not abuse their dominant positions by taking advantage of data and algorithms, technology, capital advantages, or platform rules.

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

Pursuant to the Foreign Investment Law, the corporate governance matters, including the distribution of dividends, shall be governed by the Company Law of the PRC, the Partnership Law of the PRC, or other laws of the PRC. Pursuant to the Company Law of the PRC, issued on December 29, 1993 and most recently amended on December 29, 2023, which will take effect on July 1, 2024, a company is required to set aside 10% of its after-tax profit of the current year to its general reserves until its cumulative total reserve funds reach 50% of its registered capital. If the reserve funds are insufficient to make up the company’s losses of the previous year, the after-tax profit of the current year shall first be used for making up the losses before being set aside to reserve funds. After the losses have been made up and common reserves have been drawn, the remaining profits shall be distributed to shareholders.

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

According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of offering and listing on a different overseas market. If an overseas listed company purchases PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof.

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

On February 24, 2023, the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises was promulgated, or the Provision on Confidentiality, which became effective on March 31, 2023. Pursuant to the Provision on Confidentiality, where a domestic enterprise publicly discloses or provides documents and materials involving state secrets and working secrets of state organs, or Relevant Documents and Materials, to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses Relevant Documents and Materials through its overseas listing subjects, it shall report to the competent department with the examination and approval authority for approval in accordance with the law, and submit to the secrecy administration department of the same level for filing. Where a domestic enterprise provides accounting archives or copies of such archives to entities and individuals such as securities companies, securities service institutions and overseas regulatory authorities, it shall complete the corresponding procedures pursuant to relevant rules of the State. The working materials formed within the territory of the PRC by the securities companies and securities service institutions that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of the PRC, and outbound transfers of such materials shall go through approval procedures in accordance with relevant rules of the State.

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

4.C.    Organizational Structure

Former contractual arrangements and Corporate Structure

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China, but instead are purchasing equity securities of a Cayman Islands holding company, Luckin Coffee Inc., which primarily operates its business in China through its PRC subsidiaries. Our corporate structure involves unique risks to investors in the ADSs. See “—3.D. Risk Factor—Risks Relating to Our Corporate Structure” for a detailed discussion.

Historically, we, through the Beijing WFOE, entered into a series of contractual arrangements with the Former VIE as well as its shareholders so that we can hold certain foreign restricted licenses and permits, such as the ICP license, through the Former VIE. Though the Former VIE has not been an entity in which we own equity interests or through which we operate business, its financial results had been consolidated into our consolidated financial statements for the years ended or as of December 31, 2021, 2022 and 2023 for accounting purposes. In March 2024, we terminated these contractual arrangements because (i) the foreign restricted licenses and permits held through the Former VIE are not necessary for our business operations as currently conducted, and (ii) we believe the termination of these arrangements help to optimize our corporate governance structure. Due to the termination, the financial results of the Former VIE will no longer be consolidated into our consolidated financial statements for accounting purpose since the date of termination.

The following diagram illustrates our corporate structure before the foregoing contractual arrangements were terminated in March 2024.

The following chart shows our corporate structure as of the date of this annual report.

We historically entered into these contractual arrangements because current PRC laws and regulations restrict foreign investment in certain telecommunications-related business, Luckin Coffee Inc. or its direct and indirect subsidiaries do not and cannot hold such licenses and permits through equity ownership in practice.

The terms contained in these contractual arrangements enabled the Company to (i) direct the activities of the Former VIE that most significantly impact its economic performance, (ii) receive substantially all of the economic benefits of the Former VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the Former VIE when and to the extent permitted by the PRC law. As a result, the Company was considered the primary beneficiary of the Former VIE for accounting purposes and is able to consolidate the financial results of the Former VIE in its consolidated financial statements in accordance with U.S. GAAP for the years ended or as of December 31, 2021, 2022 and 2023. However, the Company had not owned equity interest in the Former VIE and its rights through these contractual arrangements may be less effective than equity ownership. Under such former contractual arrangements, uncertainties with respect to our corporate structure existed because the PRC courts have not determined whether the contractual arrangements with the Former VIE are enforceable and the PRC courts may determine that the Former VIE structure violates the restriction on foreign investment.

Former contractual arrangements with the Former VIE and Its Nominee Shareholders

We established the Former VIE to hold certain foreign restricted licenses and permits which we might need in the future, such as the ICP license. The Former VIE also used to hold some of our intellectual properties which have been transferred to our PRC subsidiaries. Historically, the financial contribution of such Former VIE was not material to the Group. In 2021, 2022, and 2023, the Former VIE did not contribute any external revenues to our total revenues.

The former contractual arrangements entered into by and among the Beijing WFOE, the Former VIE and its shareholders, as described in more detail below, allowed us to:

●	direct the activities of the Former VIE that most significantly impact its economic performance;
●	receive substantially all of the economic benefits of the Former VIE for accounting purposes; and
●	have an exclusive option to purchase all or part of the equity interest in and/or assets of the Former VIE when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we were the primary beneficiary of the Former VIE for accounting purposes and, therefore, have consolidated the financial results of the Former VIE in our consolidated financial statements in accordance with U.S. GAAP for the years ended or as of December 31, 2021, 2022 and 2023 for accounting purposes. However, our former contractual arrangements with the Former VIE may be less effective than having ownership in providing operational control and we may incur substantial costs to enforce the terms of the arrangements, and may not be successful.

In the opinion of our PRC legal counsel, King & Wood Mallesons:

●	the ownership structure of the Former VIE is not in violation of applicable PRC laws and regulations currently in effect;
●	the former contractual arrangements among the Beijing WFOE, the Former VIE and the shareholders of the Former VIE, governed by PRC law, are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws; and
●	the termination of the former contractual arrangements among the Beijing WFOE, the Former VIE and the shareholders of the Former VIE, effectuated by the termination agreement entered into by and among the same parties in March 2024, governed by PRC law, is legal, valid, binding and enforceable in accordance with the terms of the termination agreement and applicable PRC laws.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

The following is a summary of the former contractual arrangements by and among the Beijing WFOE, the Former VIE and the shareholders of the Former VIE and their spouses, as applicable. These arrangements have been terminated in March 2024.

Agreements That Provided Us with Controlling Financial Interest Over the Former VIE

Proxy Agreement and Power of Attorney. Pursuant to the Proxy Agreement and Power of Attorney among Beijing WFOE, the Former VIE and shareholders of the Former VIE, these shareholders irrevocably authorize Beijing WFOE or any person(s) designated by Beijing WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the Former VIE, including, but not limited to, the right to call and attend shareholders’ meetings, to execute and deliver any and all written resolutions and meeting minutes as a shareholder, to keep the official seal, the original and duplicate business licenses, proof of administrative permits, articles of association of the Former VIE and other key materials for the operation of the Former VIE in accordance with the applicable internal rules of Beijing WFOE, to vote by itself or by proxy on any matters discussed on shareholders’ meetings, to sell, transfer, pledge or dispose of any or all of the shares, to nominate, appoint or remove the directors, supervisors and senior management, to oversee the economic performance of the Former VIE, to have full access to the financial information of the Former VIE at any time, to approve annual budgets or declare dividends, to manage and dispose of the assets of the Former VIE, to have the full rights to control and manage the Former VIE’s finance accounting and daily operation, and other shareholder rights conferred by the articles of association of the Former VIE and the relevant laws and regulations. This agreement will remain in force as long as the Former VIE exists. The shareholders shall not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact without the prior written consent of the Beijing WFOE.

Confirmation and Guarantee Letters. Each shareholder of the Former VIE has signed a Confirmation and Guarantee Letter. Under the Confirmation and Guarantee Letters, each of the shareholders of the Former VIE confirmed, represented and guaranteed that in no circumstances will their ability to exercise their rights in the Former VIE be affected or any act that may affect or hinder the fulfillment of their obligations under the contractual agreements be carried out by any other person that may be entitled to assume rights and interests in their equity rights in the Former VIE. Each of the shareholders of the Former VIE further confirmed that they will unwind the contractual agreements and transfer all of the shares of the Former VIE to Beijing WFOE or any party designated by Beijing WFOE as soon as the applicable laws of the PRC allow Beijing WFOE to operate the business operated by the Former VIE without the contractual agreements, and will return any consideration received through this to Beijing WFOE or any party designated by Beijing WFOE. Each of the shareholders of the Former VIE undertook that unless otherwise agreed by the Beijing WFOE in written form, they will not engage in, own or acquire any business that competes or might compete with the business of the Former VIE or its affiliated companies, will not give rise to conflict of interest between themselves and Beijing WFOE and will take any action as instructed by Beijing WFOE to eliminate the conflict once such conflict arises.

Spousal Consent Letters. The spouse of Mr. Guo Jinyi and the spouse of Mr. Wu Gang have signed spousal consent letters separately. Under each spousal consent letter, the spouse unconditionally and irrevocably waives any rights or entitlements whatsoever to such shares that may be granted to her pursuant to applicable laws and undertakes not to make any assertion of rights to such shares. The spouse agrees and undertakes that she will take all necessary actions to ensure the proper performance of the contractual arrangements, and will be bound by the contractual arrangements in case she obtains any equity of the Former VIE due to any reason.

Share Pledge Agreement. Pursuant to the Share Pledge Agreement among Beijing WFOE and the shareholders of the Former VIE, the shareholders of the Former VIE have pledged 100% equity interest in the Former VIE to Beijing WFOE to guarantee the performance by the Former VIE and its shareholders of their obligations under the Master Exclusive Service Agreement, Business Cooperation Agreement, Exclusive Option Agreement and agreements to be executed among Beijing WFOE, the Former VIE and the shareholders from time to time. If the Former VIE or its shareholders breach their contractual obligations under these agreements, Beijing WFOE, as pledgee, will have the right to dispose of the pledged shares entirely or partially. The shareholders of the Former VIE also agreed, without Beijing WFOE’s prior written consent, not to transfer the pledged shares, establish or permit the existence of any security interest or other encumbrance on the pledged shares, or dispose of the pledged shares by any other means, except by the performance of the Exclusive Option Agreement. We have completed the registration of the pledge of equity interests in the Former VIE with the relevant office of State Administration for Market Regulation in accordance with the PRC Property Rights Law.

Agreements That Allowed Us to Receive Economic Benefits from the Former VIE For Accounting Purposes

Master Exclusive Service Agreement. Pursuant to the Master Exclusive Service Agreement between Beijing WFOE and the Former VIE, Beijing WFOE or its designated affiliated entities have the exclusive right to provide the Former VIE with technical support and business support services in return for fees equal to 100% of the consolidated net profits of the Former VIE. Without Beijing WFOE’s prior written consent, the Former VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. Beijing WFOE has the right to determine the service fee charged to the Former VIE under this agreement by considering, among other things, the complexity of the services, the time spent by employees of the Beijing WFOE to provide the services, content and commercial value of the service provided, as well as the benchmark price of similar services in the market. Beijing WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the Former VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement among Beijing WFOE, the Former VIE and the shareholders of the Former VIE, the Former VIE and the shareholders of the Former VIE agreed and covenanted that, without obtaining Beijing WFOE’s written consent, the Former VIE shall not, and the shareholders shall cause the Former VIE not to, engage in any transaction that may materially affect its asset, obligation, right or operation, including but not limited to any activities not within its normal business scope, or operating its business in a way that is inconsistent with its past practice, a merger, reorganization, acquisition or restructuring of its principal business or assets, or an acquisition or investment in any other form, in favor of a third party, selling to or acquiring any tangible or intangible asset other than in the ordinary course of business, incurrence of any encumbrance on any of its assets, or an amendment to its articles of association. The Former VIE shall accept, and the shareholders shall cause the Former VIE to accept, suggestions raised by Beijing WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of the Former VIE. The shareholders of the Former VIE shall only appoint persons designated by Beijing WFOE to be the directors of the Former VIE. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the Former VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

Agreements That Provided Us with the Option to Purchase the Equity Interests in the Former VIE

Exclusive Option Agreement. Pursuant to the Exclusive Option Agreement among Beijing WFOE, the Former VIE and its shareholders, the shareholders of the Former VIE irrevocably grant Beijing WFOE or any third party designated by Beijing WFOE an exclusive option to purchase all or part of their equity interests in the Former VIE at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither allow the encumbrance of any security interest in the Former VIE, except for the pledge placed pursuant to the Share Pledge Agreement, nor transfer, mortgage or otherwise dispose of their legal or beneficial interests in the Former VIE without the prior written consent of Beijing WFOE, and will cause the shareholders’ meeting and/or the board of directors and/or the executive directors of the Former VIE not to approve such proposal. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the equity interest in the Former VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

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

We own one parcel of site area of approximately 45,000 square meters in Pingnan, Fujian, China and one parcel of site area of approximately 53,000 square meters in Kunshan, Jiangsu, China, both of which are used as roasting facilities. We also own approximately 21,000 square meters of land in Baoshan, Yunnan Province, where we have established a green coffee beans processing facility. The land use rights for the three parcels of site area have been granted with expiry date on June 20, 2069, November 24, 2072, and May 22, 2073, respectively. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry— Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms, or failures to obtain necessary real- estate certificates, could materially and adversely affect our business.” In connection with the construction of own coffee roasting plants and processing facilities, we had paid an aggregate of approximately RMB478.9 million (US$67.4 million) for acquisition of land use rights, building of facilities and purchase of equipment as of December 31, 2023. We plan to expand our supply chain network by leasing, constructing or purchasing additional facilities across China over the next several years.

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

Specific Factors Affecting Our Results of Operations

Our Ability to Attract and Engage Customers

Our revenue growth is mainly driven by our ability to attract new customers and actively engage and retain existing customers. Driven by technology, our new retail model is built upon our mobile apps and store networks, which allows us to stay close to our customers and engage them anytime, anywhere. We leverage our deep understanding of the coffee market in China and our operation experiences to analyze our customer behavior and industry trends, which enable us to attract new customers and retain and engage existing customers to increase items sold. As of December 31, 2023, we had 10,628 self-operated stores and 5,620 partnership stores in China and had 230.1 million cumulative transacting customers.

Increase Product Offerings and Cross-Sell

We offer a wide variety of high-quality food and beverage items, mainly freshly brewed coffee. Powered by our robust product development capabilities, we have been constantly rolling out new products that became popular among consumers and well recognized by KOLs, such as our Coconut milk series, Velvet series and Newer series. Going forward, we endeavor to continuously offer innovative food and beverage products, as we believe that focusing on high-quality product development and strategically diversifying our product offerings will increase items sold and revenue per item. For the year ended December 31, 2023, we sold more than 2.0 billion items, among which 93.6% were freshly brewed coffee and tea drinks while for the year ended December 31, 2022, we sold approximately 982.3 million items, among which 90.9% were freshly brewed coffee and tea drinks.

The Optimization of Our Sales Network

Our store network affects our business and revenue growth. We started our business in October 2017 and we believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2023. The following tables set out the total number of our self-operated stores and retail partnership stores and their movement for the periods indicated.

	For the three months ended,
	March	June	September	December	March	June	September	December	March	June	September	December
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,
	2021	2021	2021	2021	2022	2022	2022	2022	2023	2023	2023	2023
Number of self-operated stores at the end of the period	3,939	4,018	4,206	4,397	4,675	4,968	5,373	5,652	6,310	7,188	8,807	10,628
Net increase in the number of self-operated stores during the period	10	79	188	191	278	293	405	279	658	878	1,619	1,821

	For the three months ended,
	March	June	September	December	March	June	September	December	March	June	September	December
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,
	2021	2021	2021	2021	2022	2022	2022	2022	2023	2023	2023	2023
Number of retail partnership stores at the end of the period	1,012	1,241	1,465	1,627	1,905	2,227	2,473	2,562	3,041	3,648	4,466	5,620
Net increase in the number of retail partnership stores during the period	138	229	224	162	278	322	246	89	479	607	818	1,154

In September 2019, we launched our retail partnership model initiative and opened the first partnership store in October 2019. Under this model, we will cooperate with selective retail partners to own and manage stores. This model will complement our self-operated store network and enable us to penetrate new markets more efficiently.

To improve profitability, we have conducted store performance reviews and upgraded our store opening criteria. As of December 31, 2023, we had 10,628 self-operated stores and 5,620 partnership stores.

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

Our technology-driven new retail business model significantly improves our operational efficiency. We measure our store performance with store-level operating profit (loss), which is calculated by deducting cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees, rental deposit of closed stores and rental expense for preopening stores from our self-operated store revenue. We have changed the way we calculate our store-level operating profit (loss) to include all relevant store expenses at the store level (excluding sales and marketing expenses and general and administrative expenses) to align this metric with our internal KPIs. In 2023, we have changed the definition of “store level operating profit/(loss)” by further deducting commissions paid to third-party delivery platforms related to revenues from self-operated stores in order to better reflect the operating results of our self-operated stores. After the adjustment of the comparative figures, we achieved store-level operating profit which accounted for 18.3%, 24.3% and 22.2% of our self-operated store revenue for the year ended December 31, 2021, 2022 and 2023, respectively.

Seasonality

We experience seasonality in our business, primarily as a result of order fluctuations in certain periods of a year as well as the product mix sold for different seasons. For example, we generally experience fewer purchase orders during winter and the Chinese New Year holidays. The decrease of sales during the holiday seasons is a typical pattern in the coffee market. However, our partnership stores may benefit from the holiday seasons as many of them are located in shopping malls of lower-tier cities, which usually have higher foot traffic during holidays. We also experience fluctuations in the types of products sold as a result of weather changes that affect consumers’ preference for different drinks. For risks related to the seasonality of our business, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to seasonal fluctuations and unexpected interruptions.”

Key Operating Data

The following table presents our key operating data for the periods indicated:

	For the three months ended or as of
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2021	2021	2021	2021	2022	2022	2022	2022	2023	2023	2023	2023

Total stores	4,951	5,259	5,671	6,024	6,580	7,195	7,846	8,214	9,351	10,836	13,273	16,248
Total self-operated stores	3,939	4,018	4,206	4,397	4,675	4,968	5,373	5,652	6,310	7,188	8,807	10,628
Total partnership stores	1,012	1,241	1,465	1,627	1,905	2,227	2,473	2,562	3,041	3,648	4,466	5,620
Same-store sales growth for self-operated stores(1)	94.5%	71.8%	75.8%	43.6%	41.6%	41.2%	19.4%	9.2%	29.6%	20.8%	19.9%	13.5%
Average monthly transacting customers (in thousands)(2)	8,728	12,285	14,722	16,229	15,975	20,712	25,103	24,559	29,489	43,070	58,477	62,438

Notes:

(1)	The growth rate of total revenue from self-operated stores that has been in operation as at comparable period beginning and was not closed before current period ending with the number of average operating days over 15 per month over both current period and last year’s comparable period.
(2)	The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

Key Components of Results of Operations

Net Revenues

The following table sets forth a breakdown of our net revenues for the periods indicated:

	For the year ended December 31,
	2021		2022		2023		2023
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	6,659,218	83.6	10,223,720	76.9	18,677,390	75.0	2,630,655	75.0
Freshly brewed drinks	5,909,655	74.2	9,079,349	68.3	16,877,880	67.8	2,377,200	67.8
Other products	395,573	5.0	686,837	5.2	1,241,868	5.0	174,913	5.0
Others	353,990	4.4	457,534	3.4	557,642	2.2	78,542	2.2
Revenues from partnership stores	1,306,105	16.4	3,069,262	23.1	6,225,776	25.0	876,882	25.0
Total net revenues	7,965,323	100.0	13,292,982	100.0	24,903,166	100.0	3,507,537	100.0

Revenues from product sales. Revenues from product sales include:

●	Revenues from freshly brewed drinks. We offer an array of freshly brewed drinks, with a focus on freshly brewed coffee, supplemented with non-coffee drinks such as the Luckin Exfreezo series. Net revenues from sales of freshly brewed drinks are recognized upon delivery to customers, net of VAT, surcharges and discounts, if any.
●	Revenues from other products. Other products mainly consist of food and beverage items, such as light meals and various merchandise, including premium instant coffee, inspirational cups and other consumer goods.
●	Revenues from others. Our revenues from others mainly include delivery fees derived from self-operated stores paid by our customers and membership fees collected from our subscribed members.

Revenues from partnership stores. Revenues from partnership stores mainly consist of sales of materials, equipment and store construction-related materials to the partnership stores, profit-sharing revenue from the partnership stores for using the Luckin Coffee or Luckin Tea brands as well as integrated store operation solution, and other services including delivery services and pre-opening services.

Operating Expenses

The following table sets forth a breakdown of our total operating expenses for the periods indicated:

	For the year ended December 31,
	2021		2022		2023		2023
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Cost of materials	3,198,552	37.6	5,178,963	42.7	10,892,214	49.8	1,534,136	49.8
Store rental and other operating costs	2,036,772	23.9	2,829,987	23.3	5,167,482	23.6	727,825	23.6
Depreciation and amortization expenses	465,384	5.5	391,936	3.2	604,580	2.8	85,153	2.8
Delivery expenses	819,549	9.6	1,373,219	11.3	2,010,699	9.1	283,201	9.1
Sales and marketing expenses	336,855	4.0	570,122	4.7	1,286,523	5.9	181,203	5.9
General and administrative expenses	1,269,988	14.9	1,459,550	12.1	1,829,651	8.4	257,701	8.4
Store preopening and other expenses	16,352	0.2	36,012	0.3	109,685	0.5	15,449	0.5
Impairment loss of long-lived assets	21,368	0.3	221,810	1.8	5,229	0.0	736	0.0
Losses and expenses related to Fabricated Transactions and Restructuring	339,557	4.0	75,204	0.6	(28,515)	(0.1)	(4,016)	(0.1)
Total operating expenses	8,504,377	100.0	12,136,803	100.0	21,877,548	100.0	3,081,388	100.0

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

Impairment loss of long-lived assets. Impairment loss of long-lived assets primarily consists of impairment loss of our long-lived assets whose fair value is less than the carrying amount. It consists of the impairment loss in connection with Luckin Coffee EXPRESS and Luckin Pop Mini, self-operating stores, idle equipment, license of Linefriends food for products sold in Luckin Pop Mini, as well as impairment loss in connection with Luckin Tea.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax. Under the two-tiered profits tax rates regime, the first 2.0 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2.0 million will be taxed at 16.5%. Hong Kong does not impose a withholding tax on dividends.

Singapore

Under the current laws of Singapore, our subsidiaries in Singapore are subject to 17% income tax rate on any taxable income accruing in or derived from Singapore, or received in Singapore from outside Singapore.

PRC

Our subsidiaries incorporated in China and our Former VIE are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. Luckin Coffee Information Technology (Xiamen) Ltd, Co. renewed the privilege of HNTEs and enjoyed a reduced 15% enterprise income tax rate from November 2023 to November 2026. From January 1, 2020 to December 31, 2024, enterprises registered in the Hainan Free Trade Port that are engaged in encouraged industries and are substantially in operation will be subject to a reduced 15% enterprise income tax rate. Luckin Trading (Hainan) Ltd, Co. and Luckin Coffee (Haikou) Ltd, Co. were qualified as such enterprises and enjoyed 15% preferential income tax rate. From 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20%, an exemption at 75% or 87.5% for the assessable taxable profits under RMB 1.0 million, an exemption at 50% or 75% for the assessable taxable profits between RMB 1.0 million and RMB 3.0 million, for qualified small enterprises with low profits. The actual preferential corporate income tax rates after considering the exemption were 2.5%, 2.5% and 5% for assessable taxable profits less than RMB 1.0 million, respectively, for the year ended December 31, 2021, 2022 and 2023, while the rates were 10%, 5% and 5% for the assessable taxable profits between RMB1.0 million and RMB3.0 million from 2021 to 2023. The policy of the actual preferential corporate income tax rates of 5% after considering the exemption will continue to be implemented until December 31, 2027. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

	For the year ended December 31,
	2021		2022		2023		2023
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues	US$	% of net revenues

	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	6,659,218	83.6	10,223,720	76.9	18,677,390	75.0	2,630,655	75.0
Freshly brewed drinks	5,909,655	74.2	9,079,349	68.3	16,877,880	67.8	2,377,200	67.8
Other products	395,573	5.0	686,837	5.2	1,241,868	5.0	174,913	5.0
Others	353,990	4.4	457,534	3.4	557,642	2.2	78,542	2.2
Revenues from partnership stores	1,306,105	16.4	3,069,262	23.1	6,225,776	25.0	876,882	25.0
Total net revenues	7,965,323	100.0	13,292,982	100.0	24,903,166	100.0	3,507,537	100.0

Cost of materials	(3,198,552)	(40.2)	(5,178,963)	(39.0)	(10,892,214)	(43.7)	(1,534,136)	(43.7)
Store rental and other operating costs	(2,036,772)	(25.6)	(2,829,987)	(21.3)	(5,167,482)	(20.8)	(727,825)	(20.8)
Depreciation and amortization expenses	(465,384)	(5.8)	(391,936)	(2.9)	(604,580)	(2.4)	(85,153)	(2.4)
Delivery expenses	(819,549)	(10.3)	(1,373,219)	(10.3)	(2,010,699)	(8.2)	(283,201)	(8.2)
Sales and marketing expenses	(336,855)	(4.2)	(570,122)	(4.2)	(1,286,523)	(5.2)	(181,203)	(5.2)
General and administrative expenses	(1,269,988)	(15.9)	(1,459,550)	(11.0)	(1,829,651)	(7.3)	(257,701)	(7.3)
Store preopening and other expenses	(16,352)	(0.2)	(36,012)	(0.3)	(109,685)	(0.4)	(15,449)	(0.4)
Impairment loss of long-lived assets	(21,368)	(0.3)	(221,810)	(1.7)	(5,229)	(0.0)	(736)	(0.0)
Losses and expenses related to Fabricated Transactions and Restructuring	(339,557)	(4.3)	(75,204)	(0.6)	28,515	0.1	4,016	0.1
Total operating expenses	(8,504,377)	(106.8)	(12,136,803)	(91.3)	(21,877,548)	(87.9)	(3,081,388)	(87.9)
Operating (loss)/ income	(539,054)	(6.8)	1,156,179	8.7	3,025,618	12.1	426,149	12.1
Interest and investment income	102,248	1.3	84,923	0.6	108,682	0.4	15,308	0.4
Interest and financing expenses	(35,490)	(0.4)	(23,484)	(0.2)	—	—	—	—
Foreign exchange gain, net*	12,441	0.2	10,661	0.1	2,968	0.0	418	0.0
Other (expenses)/income, net	(16,513)	(0.2)	60,680	0.5	62,283	0.3	8,772	0.3
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	—	—	(6,381)	0.0	—	—	—	—
Reversal for SEC settlement	1,146,474	14.4	—	—	—	—	—	—
Provision for equity litigants	(155,314)	(2.0)	(279,967)	(2.1)	(92,192)	(0.4)	(12,985)	(0.4)
Gain from extinguishment of Series B Senior Secured Notes	—	—	124,139	0.9	—	—	—	—
Net income before income taxes	514,792	6.5	1,126,750	8.5	3,107,359	12.4	437,662	12.4
Income tax benefit/ (expense)	63,861	0.8	(638,504)	(4.8)	(259,426)	(1.0)	(36,539)	(1.0)
Net income*	578,653	7.3	488,246	3.7	2,847,933	11.4	401,123	11.4

Discussion of the Years Ended December 31, 2023 and 2022

Net Revenues

Our net revenues were RMB24,903.2 million (US$3,507.5 million) in 2023, increasing by 87.3% from RMB13,293.0 million in 2022. The growth of our net revenues was primarily attributable to the increase in the number of products sold, the increase in stores in operation and the increase in the number of monthly transacting customers. As of December 31, 2023, we had 230.1 million cumulative transacting customers, compared to 134.7 million as of December 31, 2022. In 2023, our average monthly total items sold in self-operated stores and unmanned coffee machines were approximately 112.9 million, compared to 54.8 million in 2022. In 2023, the net increase in the number of our self-operated stores was 4,976, resulting in a year-over-year self-operated store unit growth of 88.0%, ending the year with 10,628 self-operated stores.

Revenues from product sales

Our revenues from product sales were RMB18,677.4 million (US$2,630.7 million) in 2023, increasing by 82.7% from RMB10,223.7 million in 2022. Our revenues from product sales consist of revenues from freshly brewed drinks, revenues from other products and revenues from others.

(i)Revenues from freshly brewed drinks

Our net revenues from freshly brewed drinks were RMB16,877.9 million (US$2,377.2 million) in 2023, increasing by 85.9% from RMB9,079.3 million in 2022. The growth of our revenue from freshly brewed drinks was primarily driven by the increase in the number of our freshly brewed drinks sold, the increase in stores in operation and the increase in the number of monthly transacting customers.

(ii)Revenues from other products

Our net revenues from other products were RMB1,241.9 million (US$174.9 million) in 2023, increasing by 80.8% from RMB686.8 million in 2022, primarily driven by the increase in the number of non-freshly brewed items sold and the increase in products sold through e-commerce platforms.

(iii)Revenues from others

Our revenues from others increased by 21.9% from RMB457.5 million in 2022 to RMB557.6 million (US$78.5 million) in 2023, primarily as a result of our increased delivery service fees derived from self-operated stores due to the increase of number of delivery orders and increased revenue from membership service.

Revenues from partnership stores

Our revenues from partnership stores were RMB6,225.8 million (US$876.9 million) in 2023, including sales of materials of RMB4,157.6 million (US$585.6 million), sales of equipment and store construction-related materials of RMB877.2 million (US$123.5 million), profit sharing of RMB680.2 million (US$95.8 million) and other services, including delivery services and other design services, of RMB510.8 million (US$71.9 million). Our revenues from partnership stores in 2023 increased by 102.8% from RMB3,069.3 million in 2022. The growth of our revenues from partnership stores was primarily driven by the significant increase in the number of our partnership stores and items sold. As of December 31, 2023, we had 5,620 partnership stores compared to 2,562 stores in 2022, and our average monthly total items sold in partnership stores was approximately 57.4 million in 2023, compared with approximately 27.4 million in 2022.

Operating Expenses

Our operating expenses were RMB21,877.5 million (US$3,081.4 million) in 2023, compared to RMB12,136.8 million in 2022. The growth of our operating expenses was generally in line with our business expansion. Meanwhile, our operating expenses as a percentage of our net revenues decreased from 91.3% in 2022 to 87.9% in 2023, mainly driven by the increased economies of scale and our technology-driven operations, which was partially offset by the increase in cost of materials as a percentage of net revenues resulting from the decreased average selling price of the Company’s products.

Cost of materials

The following table sets forth the components of our costs of materials in absolute amounts and as percentages of total costs of materials for the periods indicated.

	For the year ended December 31,
	2021		2022		2023		2023
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Cost of raw materials	2,020,606	63.2	2,948,807	56.9	5,952,573	54.6	838,402	54.6
Freshly brewed drinks	1,781,834	55.7	2,573,298	49.7	5,292,818	48.6	745,478	48.6
Other products	238,772	7.5	375,509	7.3	659,755	6.1	92,924	6.1
Low value consumables	41,657	1.3	56,333	1.1	136,528	1.3	19,230	1.3
Offline sales	—	—	424	0.0	1,203	0.0	169	0.0
Cost of partnership	863,222	27.0	1,755,716	33.9	3,932,489	36.1	553,879	36.1
Storage fees	110,633	3.5	144,968	2.8	282,271	2.6	39,757	2.6
Logistic expenses	162,434	5.0	272,715	5.3	587,150	5.4	82,699	5.4
Total	3,198,552	100.0	5,178,963	100.0	10,892,214	100.0	1,534,136	100.0

Our cost of materials was RMB10,892.2 million (US$1,534.1 million) in 2023, compared to RMB5,179.0 million in 2022. The increase in the cost of materials was in line with the increase in the number of products sold and the increase in sales of materials to partnership stores.

Store rental and other operating costs

The following table sets forth the components of our store rental and other operating costs in absolute amounts and as percentages of total store rental and other operating costs for the periods indicated.

	For the year ended December 31,
	2021		2022		2023		2023
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Store rental	677,869	33.3	900,214	31.7	1,481,609	28.7	208,681	28.7
Payroll	1,147,227	56.3	1,586,488	56.1	3,036,365	58.8	427,663	58.8
Utilities and other store expenses	211,676	10.4	343,285	12.2	649,508	12.5	91,481	12.5
Total	2,036,772	100.0	2,829,987	100.0	5,167,482	100.0	727,825	100.0

Our store rental and other operating costs were RMB5,167.5 million (US$727.8 million) in 2023, compared to RMB2,830.0 million in 2022. The increased store rental and other operating costs in 2023 were primarily attributable to the increased expenses in relation to labor costs, the increased number of stores we operated and increased number of items sold.

Depreciation and amortization expenses

The following table sets forth the components of our depreciation expenses in absolute amounts and as percentages of total depreciation expenses for the periods indicated.

	For the year ended December 31,
	2021		2022		2023		2023
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Depreciation of equipment	211,009	45.3	225,585	57.5	279,905	46.3	39,424	46.3
Amortization of leasehold improvements and others	254,228	54.7	166,139	42.4	324,066	53.6	45,644	53.6
Amortization of land use right	147	—	212	0.1	609	0.1	85	0.1
Total	465,384	100.0	391,936	100.0	604,580	100.0	85,153	100.0

Our depreciation and amortization expenses increased from RMB391.9 million in 2022 to RMB604.6 million (US$85.2 million) in 2023, primarily due to the increase in amortization of leasehold improvements for the stores and the increase in depreciation expenses of additional equipment put into use in new stores in 2023.

Delivery expenses

Our delivery expenses increased from RMB1,373.2 million in 2022 to RMB2,010.7 million (US$283.2 million) in 2023, primarily due to the increased number of delivery orders.

Sales and marketing expenses

The following table sets forth the components of our sales and marketing expenses in absolute amounts and as percentages of total sales and marketing expenses for the periods indicated.

	For the year ended December 31,
	2021		2022		2023		2023
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Advertising expenses	243,671	72.3	337,998	59.2	801,078	62.3	112,829	62.3
Free product promotion expenses	(18,498)	(5.5)	—	—	—	—	—	—
Commission	60,017	17.8	112,457	19.7	288,899	22.5	40,691	22.5
Others	51,665	15.4	119,667	21.1	196,546	15.2	27,683	15.2
Total	336,855	100.0	570,122	100.0	1,286,523	100.0	181,203	100.0

Our sales and marketing expenses were RMB1,286.5 million (US$181.2 million) in 2023, compared to RMB570.1 million in 2022. The increase in sales and marketing expenses mainly driven by (i) an increase in advertising expenses as we continued to make strategic investments in our branding through various channels, (ii) an increase in subcontract service fees to support our business in certain channels, and (iii) an increase in commission fees to third-party delivery platforms which is in line with the increase in the number of delivery orders.

General and administrative expenses

The following table sets forth the components of our general and administrative expenses in absolute amounts and as percentages of total general and administrative expenses for the periods indicated.

	For the year ended December 31,
	2021		2022		2023		2023
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Payroll	446,869	35.2	522,362	35.9	841,876	46.3	118,577	46.3
Research and development expenses	251,688	19.8	301,385	20.6	338,823	18.5	47,722	18.5
Share-based compensation	253,523	20.0	316,909	21.7	187,172	10.2	26,363	10.2
Professional fees	112,182	8.8	82,773	5.7	109,748	6.0	15,458	6.0
Others	205,726	16.2	236,121	16.1	352,032	19.0	49,581	19.0
Total	1,269,988	100.0	1,459,550	100.0	1,829,651	100.0	257,701	100.0

Our general and administrative expenses were RMB1,829.7 million (US$257.7 million) in 2023, compared to RMB1,459.6 million in 2022. The increase in general and administrative expenses was mainly driven by increases in (i) payroll costs for headquarters staff, (ii) expenditures for office supplies, (iii) tax surcharges and stamp duties and (iv) research and development expenses, which was offset by the decrease of share-based compensation for restricted share units and options issued to management and employees.

Store preopening and other expenses

Our store preopening and other expenses were RMB109.7 million (US$15.4 million) in 2023, compared to RMB36.0 million in 2022. Our store preopening and other expenses increased in 2023 from 2022 primarily due to the increased rental costs for new store openings as we opened more stores in 2023.

Impairment loss of long-lived assets

Our impairment loss of long-lived assets was RMB5.2 million (US$0.7 million) in 2023, compared to RMB221.8 million in 2022. The impairment loss of long-lived assets in 2023 provided for a full impairment for assets in relation to Luckin Tea as we permanently closed Luckin Tea stores and ceased all Luckin Tea operations, while the impairment loss of long-lived assets in 2022 was provided for a full impairment for Luckin Coffee EXPRESS machines due to historical underperformance and updated strategy and business projections for Luckin Coffee EXPRESS machines determined by the management.

Losses and expenses related to Fabricated Transactions and Restructuring

We incurred losses and expenses related to Fabricated Transactions and Restructuring in a total amount of negative RMB28.5 million (negative US$4.0 million) in 2023, compared to RMB75.2 million in 2022, as in 2023 we reversed RMB44.7 million (US$6.3 million) of accrued professional service fees following the settlement with certain underwriters relating to indemnification of their defense costs in connection with the Fabricated Transactions. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to the Fabricated Transactions, Internal Investigation, Internal Control, Offshore Restructuring and Related Matters—The Fabricated Transactions (as defined in Item 3.D. Risk Factors) first disclosed in 2020 have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, and required significant time and attention from our senior management, among other adverse impacts.”

Operating Income

As a result of the foregoing, our operating income was RMB3,025.6 million (US$426.1 million) in 2023, compared to operating income of RMB1,156.2 million in 2022.

Interest and Investment Income

Our interest and investment income was RMB108.7 million (US$15.3 million) in 2023, compared to RMB84.9 million in 2022. The increase of interest income was mainly due to the increase in our average monthly cash and cash equivalents, restricted cash, short-term investments and term deposits as we earned more profits in 2023.

Interest and Financing Expenses

Our interest and financing expenses were RMB nil (US$ nil) in 2023 and RMB23.5 million in 2022. The interest and financing expenses in 2022 were primarily consisted of interest expenses for the New Notes. As we have fully redeemed the New Notes in 2022 following the restructuring, we have no interest-bearing debt, thus interest expenses were nil in 2023.

Foreign Exchange Gain, Net

We recorded net foreign exchange gain of RMB3.0 million (US$0.4 million) in 2023, compared to net foreign exchange gain of RMB10.7 million in 2022.

Other Income, Net

We recorded net other income of RMB62.3 million (US$8.8 million) in 2023, compared to net other income of RMB60.7 million in 2022. The net other income in 2022 and 2023 was primarily attributable to the government grants, partially offset by donations and loss from asset disposals.

Reversal for SEC Settlement

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

Provision for U.S. Securities Litigation

We recorded a provision for equity litigation of US$187.5 million (approximately RMB1,226.1 million) in 2020. We recorded an additional US$24.4 million (approximately RMB155.3 million), US$41.9 million (approximately RMB280.0 million) and US$12.6 million (approximately RMB92.2 million) in 2021, 2022 and 2023, respectively.

We have been named as a defendant in various U.S. securities litigations. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “Note 20 Commitments and Contingencies—Legal proceedings—U.S. Class Actions” to the consolidated financial statements included in this annual report. Where possible, the Company contests liability and/or the amount of damages appropriate in each pending matter. Where available information indicates that it is probable that a liability had been incurred as of the date of the consolidated financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues a provision for that loss in accordance with relevant U.S. GAAP principles. The Company’s estimate of probable losses from these litigations is based on either the amount of a settlement (if a settlement has been reached), the Company’s most recent offer made to a claimant (if no settlement has been reached but settlement negotiations have begun) or the implied recovery represented by the Federal Class Action Settlement (where no settlement negotiations have begun). The actual loss could be greater or smaller than our current estimate.

Income Tax Expense

The income tax expenses decreased from RMB638.5 million in 2022 to RMB259.4 million in 2023 mainly because in accordance with relevant accounting standards, we re-evaluated the realization of deferred tax assets given the largely reduced uncertainty of our business performance after a certain number of our operation entities have turned cumulative losses into cumulative profits in 2023.

Net Income

As a result of the foregoing, we recorded a net income of RMB2,847.9 million (US$401.1 million) in 2023, compared to a net income of RMB488.2 million in 2022.

Discussion of the Years Ended December 31, 2022 and 2021

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Discussion of the Years Ended December 31, 2022 and 2021” of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 6, 2023.

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

We define non-GAAP operating (loss)/income as operating (loss)/income excluding share-based compensation expenses and impairment loss of long-lived assets. We define non-GAAP net (loss)/income as net (loss)/income excluding share-based compensation expenses, fair value changes of derivative asset bifurcated from Series B Senior Secured Notes, impairment loss of long-lived assets, provision/(reversal) for SEC settlement, provision for equity litigants settlement and gain from extinguishment of Series B Senior Secured Notes. We define non-GAAP net (loss)/income attributable to our company’s ordinary shareholders as net (loss)/income attributable to our company’s ordinary shareholders excluding share-based compensation expenses, fair value changes of derivative asset bifurcated from Series B Senior Secured Notes, impairment loss of long-lived assets, provision/(reversal) for SEC settlement, provision for equity litigants settlement and gain from extinguishment of Series B Senior Secured Notes. Starting from the third quarter of 2021, we recorded impairment loss of long-lived assets primarily in the ordinary course of business, rather than unexpected events such as store closures caused by the COVID-19 pandemic. Therefore, we no longer adjust for such impairment loss of long-lived assets in our non-GAAP measures since then. The table below sets forth a reconciliation of our operating (loss)/income to non-GAAP operating (loss)/income, our net (loss)/income to non- GAAP net (loss)/income, our net (loss)/income attributable to our company’s ordinary shareholders to non-GAAP net (loss)/income attributable to our company’s ordinary shareholders for the years indicated below.

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousand)
Operating (loss)/income	(539,054)	1,156,179	3,025,618	426,149
Adjusted for: Share-based compensation expenses	302,734	398,008	239,506	33,734
Non-GAAP operating (loss)/income	(236,320)	1,554,187	3,265,124	459,883
Net income	578,653	488,246	2,847,933	401,123
Adjusted for: Share-based compensation expenses	302,734	398,008	239,506	33,734
Adjusted for: Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	—	6,381	—	—
Add: Reversal for SEC settlement	(1,146,474)	—	—	—
Add: Provision for equity litigants settlement	155,314	—	92,192	12,985
Add: Gain from extinguishment of Series B Senior Secured Notes	—	(124,139)	—	—
Non-GAAP net (loss)/income	(109,773)	1,048,463	3,179,631	447,842
Net income attributable to our company’s ordinary shareholders	578,545	488,246	2,847,933	401,123
Add: Share-based compensation expenses	302,734	398,008	239,506	33,734
Add: Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	—	6,381	—	—
Add: Reversal for SEC settlement	(1,146,474)	—	—	—
Add: Provision for equity litigants settlement	155,314	279,967	92,192	12,985
Add: Gain from extinguishment of Series B Senior Secured Notes	—	(124,139)	—	—
Non-GAAP net (loss)/income attributable to our company’s ordinary shareholders	(109,881)	1,048,463	3,179,631	447,842

5.B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousand)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	123,447	19,818	2,900,425	408,516
Net cash (used in)/ provided by investing activities	337	(798,046)	(3,447,099)	(485,514)
Net cash provided by/ (used in) financing activities	1,514,660	(2,276,260)	—	—
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(22,215)	77,133	7,398	1,042
Net increase/(decrease) in cash and cash equivalents and restricted cash	1,616,229	(2,977,355)	(539,276)	(75,956)
Cash and cash equivalents and restricted cash at beginning of year	4,939,045	6,555,274	3,577,919	503,939
Cash and cash equivalents and restricted cash at end of year	6,555,274	3,577,919	3,038,643	427,983

Our principal source of liquidity has been cash provided by our operating activities and historical equity financing activities, including the proceeds from our IPO in May 2019, and our follow-on public offering and convertible note offering in January 2020, and the Investment Agreement with an affiliate of Centurium Capital and Joy Capital. See “Item 4. Information on the Company—4.A. History and Development of the Company.” As of December 31, 2021, 2022, and 2023, we had RMB6,555.3 million, RMB3,578.0 million, and RMB3,038.6 million (US$428.0 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi. Our operating expenses continued to increase historically and are expected to continue to increase in line with our business expansion. Meanwhile, leveraging our new retail model, we experienced robust growth in net revenues in 2021, 2022, and 2023. As a result of increased economies of scale and technology-driven operations, our operating expenses as a percentage of our net revenues decreased from 106.8% in 2021 to 91.3% in 2022, and further to 87.9% in 2023. Our operating loss in 2021, which represented 6.8% of our net revenues, turned into an operating profit in 2022 and 2023, representing 8.7% and 12.1% of our net revenues, respectively. Nevertheless, as we continue to focus on business growth and expansion, our operating expenses in absolute amounts are expected to continue to increase in the near future. Moreover, the competitive landscape and customer demand and preference may also affect our financial performance. As a result, there is substantial uncertainty with respect to our results of operations and our profitability.

We believe that our current cash and cash equivalents, short-term investments, term deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for our current business plan, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

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

As of December 31, 2023, we have no interest-bearing debt following our full redemption of offshore debt securities in 2022. On July 15, 2020, the Notes became immediately due and payable following the appointment of JPLs, which constituted an event of default. On March 16, 2021, we announced that we had entered into an RSA with holders of a majority of the Notes to restructure the debt under the Notes by way of a scheme of arrangement in the Cayman Islands. On December 14, 2021, we announced that the Cayman Court sanctioned the Scheme. The Scheme became fully effective in accordance with its terms on December 17, 2021 following the entry of a final order of the U.S. Bankruptcy Court recognizing and enforcing the Scheme in the territorial jurisdiction of the United States. On January 28, 2022, the Restructuring of the Notes as contemplated by the Scheme became effective, and was substantially consummated. In aggregate, in exchange for the Notes, we have issued consideration to creditors under the Scheme totaling US$245.5 million of cash, the New Notes and 9,527,601 ADSs representing 76,220,808 Class A Ordinary Shares, which includes 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme, of which 25,004 ADSs were not claimed by creditors and therefore 200,032 Class A Ordinary Shares underlying such unclaimed ADSs were returned to the Company. On August 26, 2022, we fully redeemed the New Notes, our only offshore debt securities. The aggregate redemption price of the New Notes was US$115.6 million, which constitutes the aggregate principal amount outstanding plus the aggregate accrued interest. The aggregate redemption price was paid from our available offshore cash balance. For details about the Notes and the RSA, see “Note 12 Convertible Senior Notes” in the consolidated financial statements included in this annual report.”

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

Operating Activities

Net cash provided by operating activities was RMB2,900.4 million (US$408.5 million) in 2023, compared to net cash provided by operating activities RMB19.8 million in 2022. Our net cash provided by operating activities in 2023 reflected a net income of RMB2,847.9 million (US$401.1 million), adjusted by (i) the add back of non-cash items mainly consisting of amortization of operating lease right-of-use assets of RMB1,399.2 million (US$197.1 million), depreciation and amortization of RMB604.6 million (US$85.2 million), share-based compensation expenses of RMB239.5 million (US$33.7 million), impairment of long-lived assets of RMB5.2 million (US$0.7 million), which was (ii) partially offset by the accrual of deferred tax assets of RMB141.6 million (US$19.9 million), the reversal of allowance for receivables of RMB3.2 million (US$0.5 million), foreign exchange gain of RMB3.0 million (US$0.4 million) and changes in operating assets and liabilities of RMB2,061.0 million (US$290.3 million). The change in operating assets and liabilities mainly arises from the increase in payment of equity litigants settlement of RMB84.3 million (US$11.9 million) resulting from the payment to certain litigants of RMB7.8 million and a provision for equity litigants of RMB92.2 million, the decrease of operating lease liabilities of RMB1,442.0 million (US$203.1 million), the increase of inventories of RMB988.3 million (US$139.2 million), and the increase of accounts receivable, prepaid expenses and other current assets and other non-current assets of RMB727.3 million (US$102.4 million), partially offset by the increase of accounts payable of RMB373.2 million (US$52.6 million) and the increase of accrued expenses and other liabilities of RMB 675.3 million (US$95.1 million).

Investing Activities

Net cash used in investing activities was RMB3,447.1 million (US$485.5 million) in 2023, compared to net cash used in investing activities of RMB798.0 million in 2022. The net cash used in investing activities was primarily attributable to the purchase of property and equipment of RMB2,750.2 million (US$387.4 million), the payment for land use rights of RMB6.5 million (US$0.9 million), and net purchase of short-term investments and term-deposits of RMB692.4 million (US$97.5 million), partially offset by proceeds from disposal of property and equipment of RMB2.0 million (US$0.3 million).

Financing Activities

Net cash provided by/(used in) financing activities was nil in 2023, compared to net cash used in financing activities of RMB2,276.3 million in 2022. The net cash used in financing activities in 2022 was primarily attributable to restructuring of the Notes of RMB1,560.1 million and repayment of New Notes of RMB779.5 million, offset by proceeds from issuance of convertible senior preferred shares of RMB63.4 million. There were no such activities in 2023.

Material Cash Requirements

Our capital expenditures are incurred primarily in connection with the purchase of property and equipment. Our capital expenditures for the purchase of property and equipment were RMB2,750.2 million (US$387.4 million) in 2023, compared to RMB781.7 million in 2022. We intend to fund our future capital expenditures with our existing cash balance, cash from operating activities and, if needed, potential bank loans that may occur in the future. Our capital commitments primarily relate to investing activities contracted but not yet reflected in the financial statements. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2023:

	Payment Due by Period
		Less than			More than
	Total	1 year	2–3 years	4–5 years	5 years

	(in thousands of RMB)
Factory and office building construction commitments	67,162	59,941	7,221	—	—
Fixed assets purchasing commitment	549,715	549,715	—	—	—
Total	616,877	609,656	7,221	—	—

We lease stores and offices for operation under operating lease. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. As of December 31, 2023, our operating lease commitments were RMB5,315.7 million (US$748.7 million), of which 34.8% were due by within one year.

As of December 31, 2023, we have no outstanding debt obligation.

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

Holding Company Structure

The Company, or Luckin Coffee Inc., is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the Company. In addition, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash.

Our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Before January 1, 2020, pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) the general reserve fund, (ii) the enterprise expansion fund and (iii) the staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriations to the other two reserve funds are at our subsidiary’s discretion. On January 1, 2020, the Foreign Investment Law and the Implementation Regulations came into effect, which repealed the PRC Wholly Foreign-Owned Enterprise Law and the Implementation Regulations on the Wholly Foreign-Owned Enterprise Law and became the legal foundation for foreign investment in the PRC. Pursuant to the Foreign Investment Law, the corporate governance matters, including the dividend distribution, shall be governed by the Company Law, the Partnership Law or other laws of the PRC. In accordance with the Company Law of the PRC, our subsidiaries in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) the statutory surplus fund and (ii) the discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our subsidiaries. Appropriation to the discretionary surplus fund is made at the discretion of our subsidiaries. However, according to the Foreign Investment Law and the Implementation Regulations, the foreign investment enterprises established before January 1, 2020 may elect to maintain their current corporate governance rules, including the dividend distribution policy, adopted under the PRC Wholly Foreign-Owned Enterprise Law, within five years after January 1, 2020.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries when needed. Before the termination of our VIE structure (see “Item 4. Information on the Company—4.C. Organizational Structure—Former contractual arrangements with the Former VIE and Its Nominee Shareholders”), our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our Former VIE either through entrustment loans from our PRC subsidiaries to our Former VIE or direct loans to such Former VIE’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the Former VIE’s share capital.

Transfer of Funds and Other Assets

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

As of the date of this annual report, we do not have cash management policies in place that dictate how funds are transferred between Luckin Coffee Inc., our PRC subsidiaries and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. In accordance with the applicable PRC laws and regulations, the funds can be transferred between Luckin Coffee Inc., our PRC subsidiaries and the investors. Cash is transferred among (a) the holding company, namely Luckin Coffee Inc., (b) our BVI subsidiaries, namely Luckin Coffee Investment Inc. and Luckin Coffee International Holdings Inc., (c) our Hong Kong subsidiaries, namely Luckin Coffee (Hong Kong) Limited (“Luckin HK”), Luckin Coffee Roasting (Hong Kong) Limited, Luckin Coffee Roastery (Hong Kong) Limited and Luckin Coffee Trading (Hong Kong) Limited, and (d) the PRC subsidiaries, which are wholly owned by the Hong Kong subsidiaries, in the following manner: (i) funds are transferred to the PRC subsidiaries, from the Company as needed through our BVI subsidiaries and Hong Kong subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by the PRC subsidiaries to Luckin Coffee Inc. through our Hong Kong subsidiaries and our BVI subsidiaries.

As of December 31, 2023, Luckin Coffee Inc. made cumulative capital contributions of US$1,803.8 million to its PRC subsidiaries through its intermediate holding companies which were accounted as loans to its intermediate holding companies of Luckin Coffee Inc. These funds have been used by the PRC subsidiaries for their operations. In the future, cash proceeds raised from overseas financing activities may be transferred by us through Luckin HK to Luckin Group via capital contribution and shareholder loans, as the case may be. Luckin Group then will transfer funds to its subsidiaries to meet the capital needs of our business operations. In addition, as of December 31, 2023, Luckin Coffee Inc. also made cumulative cash transfers of US$1.98 million, through its intermediate holding company, to Luckin Coffee Trading (Hong Kong) Limited and Luckin Coffee (SGP) Pte.Ltd.

The Former VIE had not been involved in the business operations or fund planning of the Group. However, Luckin Coffee Inc. and its subsidiaries may transfer cash to the Former VIE by loans or capital support, subject to satisfaction of applicable government registration and approval requirements, to satisfy the Former VIE’s miscellaneous cash demands, such as social insurance fees for employees whose social insurance accounts were registered under the Former VIE. In 2021, 2022, and 2023, our PRC subsidiaries transferred RMB18.8 million, RMB115.5 million, and RMB11.1 million (US$1.6 million) respectively, to the Former VIE by loans or by capital support. In addition, the Former VIE may transfer cash as repayment of loans or, on an ad hoc basis, as working capital support to our PRC subsidiaries. In 2021, 2022, and 2023, the Former VIE transferred to our PRC subsidiaries RMB58.8 million, RMB104.1 million, and RMB0.6 million (US$83.3 thousand), respectively. These funds were used for repayment of loans or to support operations of our PRC subsidiaries. The Former VIE also transferred 1,273 trademarks and two copyrights of works to Luckin Group during the course of 2021 and 2022. There were no other assets transferred between our PRC subsidiaries and the Former VIE in 2021, 2022, and 2023. Upon termination of the contractual arrangements regarding the Former VIE, we recorded full impairment for the loan receivables under the VIE agreements.

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings and (ii) we determine to pay a dividend in the future:

Taxation
Scenario(1)
Statutory Tax
and Standard
Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of the contractual arrangements between us and the Former VIE, Beijing WFOE may charge the Former VIE for services provided to the Former VIE. These service fees shall be recognized as expenses of the Former VIE, with a corresponding amount as service income by Beijing WFOE and eliminated in consolidation. For income tax purposes, Beijing WFOE and the Former VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the Former VIE and as income by Beijing WFOE and are tax neutral.
(3)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

Condensed Consolidating Schedule

The following tables present the summary statements of operations for the Company’s Former VIE and other entities for the periods presented.

	For the Year Ended December 31, 2021
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	—	393,564	—	7,711,077	(139,318)	7,965,323
Cost of materials	—	(99,687)	—	(3,098,865)	—	(3,198,552)
Store rental and other operating costs	—	(230,204)	—	(1,944,877)	138,309	(2,036,772)
Depreciation and amortization expenses	—	(9,902)	(15)	(455,467)	—	(465,384)
Delivery expenses	—	—	—	(819,549)	—	(819,549)
Sales and marketing expenses	—	(10,595)	(3,881)	(322,568)	189	(336,855)
General and administrative expenses	(85,567)	(198,554)	(23,951)	(962,736)	820	(1,269,988)
Store preopening and other expenses	—	(503)	(85)	(15,764)	—	(16,352)
Impairment loss of long-lived assets	—	—	—	(21,368)	—	(21,368)
Losses and expenses related to fabricated transactions and restructuring	(246,410)	(11,791)	—	(81,356)	—	(339,557)
Total operating expenses	(331,977)	(561,236)	(27,932)	(7,722,550)	139,318	(8,504,377)
Interest and investment income	296	33,798	7	68,147	—	102,248
Interest and financing expenses	(35,490)	—	—	—	—	(35,490)
Foreign exchange (loss)/gains, net	(138)	907	101	11,434	137	12,441
Other (expenses)/income, net	(4,784)	(1,293)	43	(10,479)	—	(16,513)
Share of (losses)/income from subsidiaries and VIE	(40,522)	(22,750)	—	(154,711)	217,983	—
(Provision)/reversal for SEC settlement	1,146,474	—	—	—	—	1,146,474
Provision for equity litigants settlement	(155,314)	—	—	—	—	(155,314)
(Loss)/income before income taxes	578,545	(157,010)	(27,781)	(97,082)	218,120	514,792
Income tax expenses	—	2,299	5,031	56,531	—	63,861
Net (loss)/income	578,545	(154,711)	(22,750)	(40,551)	218,120	578,653

	For the Year Ended December 31, 2022
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	—	563,500	—	13,088,711	(359,229)	13,292,982
Cost of materials	—	(90,834)	—	(5,088,129)	—	(5,178,963)
Store rental and other operating costs	—	(241,292)	—	(2,938,655)	349,960	(2,829,987)
Depreciation and amortization expenses	—	(2,412)	(15)	(389,509)	—	(391,936)
Delivery expenses	—	—	—	(1,373,219)	—	(1,373,219)
Sales and marketing expenses	—	(37,986)	(1,996)	(530,140)	—	(570,122)
General and administrative expenses	(39,773)	(180,090)	(17,156)	(1,231,800)	9,269	(1,459,550)
Store preopening and other expenses	—	(872)	—	(35,140)	—	(36,012)
Impairment loss of long-lived assets	—	—	—	(221,810)	—	(221,810)
Losses and expenses related to fabricated transactions and restructuring	(69,233)	(251)	—	(5,720)	—	(75,204)
Total operating expenses	(109,006)	(553,737)	(19,167)	(11,814,122)	359,229	(12,136,803)
Interest and investment incomes	576	23,800	—	60,547	—	84,923
Interest and financing expenses	(23,484)	—	—	—	—	(23,484)
Foreign exchange (loss)/gain, net	(8,817)	(2,085)	—	12,745	8,818	10,661
Other (expenses)/income, net	—	1,857	1,194	57,629	—	60,680
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	(6,381)	—	—	—	—	(6,381)
Share of (losses)/income from subsidiaries and VIE	791,186	(23,542)	—	(60,243)	(707,401)	—
Provision for equity litigants settlement	(279,967)	—	—	—	—	(279,967)
Gain from extinguishment of Series B Senior Secured Notes	124,139	—	—	—	—	124,139
(Loss)/income before income taxes	488,246	9,793	(17,973)	1,345,267	(698,583)	1,126,750
Income tax expenses	—	(70,036)	(5,569)	(562,899)	—	(638,504)
Net (loss)/income	488,246	(60,243)	(23,542)	782,368	(698,583)	488,246

	For the Year Ended December 31, 2023
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	—	1,008,660	—	24,677,136	(782,630)	24,903,166
Cost of materials	—	(99,900)	—	(10,792,314)	—	(10,892,214)
Store rental and other operating costs	—	(227,876)	(4)	(5,405,851)	466,249	(5,167,482)
Depreciation expenses	—	(2,418)	(13)	(602,149)	—	(604,580)
Depreciation and amortization expenses	—	—	—	(2,010,699)	—	(2,010,699)
Sales and marketing expenses	(566)	(45,697)	(512)	(1,239,748)	—	(1,286,523)
General and administrative expenses	(46,722)	(214,116)	(8,746)	(1,876,445)	316,378	(1,829,651)
Store preopening and other expenses	—	187	—	(109,872)	—	(109,685)
Impairment loss of long-lived assets	—	—	—	(5,229)	—	(5,229)
Losses and expenses related to fabricated transactions and restructuring	32,422	—	—	(3,907)	—	28,515
Total operating expenses	(14,866)	(589,820)	(9,275)	(22,046,214)	782,627	(21,877,548)
Interest and investment income	2,476	21,800	—	84,406	—	108,682
Interest and financing expenses	—	—	—	—	—	—
Foreign exchange (loss)/gain, net	3,320	(805)	—	850	(397)	2,968
Other (expenses)/income, net	—	14,860	42	47,381	—	62,283
Share of (losses)/income from subsidiaries and VIE	2,949,195	(9,233)	—	622,753	(3,562,715)	—
Provision for equity litigants settlement	(92,192)	—	—	—	—	(92,192)
(Loss)/income before income taxes	2,847,933	445,462	(9,233)	3,386,312	(3,563,115)	3,107,359
Income tax benefits/(expenses)	—	177,292	—	(436,718)	—	(259,426)
Net (loss)/income	2,847,933	622,754	(9,233)	2,949,594	(3,563,115)	2,847,933

Notes:

(1)	The eliminations are mainly related to the internal transactions of raw materials and service fees charged between our subsidiaries and the WFOE, and subsidiaries’ net income/(loss) picked up by corresponding parent companies through profit and loss.

The following tables present the summary balance sheet data for the Former VIE and other entities as of the dates presented.

	For the Year Ended December 31, 2022
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Assets
Current assets:
Cash and cash equivalents	214,992	683,735	—	2,635,577	—	3,534,304
Restricted cash - current	—	200	—	7,660	—	7,860
Accounts receivables, net	—	1,263	—	57,519	—	58,782
Receivables from online payment platforms	—	—	—	151,922	—	151,922
Inventories	—	—	—	1,206,467	—	1,206,467
Prepaid expenses and other current assets, net	6,910	41,888	—	1,028,921	—	1,077,719
Amount due from subsidiaries	12,534,774	5,236	6,849	1,917,565	(14,464,424)	—
	12,756,676	732,322	6,849	7,005,631	(14,464,424)	6,037,054
Non-current assets	(5,736,325)	40,421	16	3,046,672	7,092,559	4,443,343
Total assets	7,020,351	772,743	6,865	10,052,303	(7,371,865)	10,480,397
Current Liabilities:
Accounts payable	—	—	—	441,376	—	441,376
Accrued expenses and other current liabilities	111,525	44,761	2,584	1,216,555	—	1,375,425
Deferred revenues	—	243	—	97,123	—	97,366
Amount due to a related party	247,743	1,804,716	280	12,411,685	(14,464,424)	—
Payable for equity litigants settlement	33,796	—	—	—	—	33,796
Operating lease liabilities-current	—	21,677	—	859,196	—	880,873
	393,064	1,871,397	2,864	15,025,935	(14,464,424)	2,828,836
Non-current liabilities	—	16,321	—	1,007,953	—	1,024,274
Total liabilities	393,064	1,887,718	2,864	16,033,888	(14,464,424)	3,853,110
Mezzanine equity:
Senior Preferred	1,578,040	—	—	—	—	1,578,040
Total mezzanine equity	1,578,040	—	—	—	—	1,578,040
Total shareholders’ equity	5,049,247	(1,114,975)	4,001	(5,981,585)	7,092,559	5,049,247
Total liabilities, mezzanine equity and shareholders’ equity	7,020,351	772,743	6,865	10,052,303	(7,371,865)	10,480,397

	For the Year Ended December 31, 2023
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Assets
Current assets:
Cash and cash equivalents	30,752	252,780	—	2,642,177	—	2,925,709
Restricted cash - current	—	201	—	65,879	—	66,080
Short-term investments	—	—	—	100,000	—	100,000
Receivables from online payment platforms	—	251	—	213,912	—	214,163
Accounts receivables, net	—	119	—	80,546	—	80,665
Inventories	—	—	—	2,204,000	—	2,204,000
Prepaid expenses and other current assets, net	2,778	34,164	—	1,507,976	—	1,544,918
Amount due from subsidiaries	13,043,055	5,200	—	1,056,096	(14,104,351)	—
Term deposits-current	—	—	—	464,019	—	464,019
	13,076,585	292,715	—	8,334,605	(14,104,351)	7,599,554
Non-current assets	(2,926,400)	225,664	2	8,994,853	4,398,305	10,692,424
Total assets	10,150,185	518,379	2	17,329,458	(9,706,046)	18,291,978
Current Liabilities:
Accounts payable	—	—	—	814,655	—	814,655
Accrued expenses and other current liabilities	10,108	54,793	371	2,491,705	—	2,556,977
Deferred revenues	—	244	—	123,178	—	123,422
Amount due to a related party	309,318	864,058	3,965	12,927,010	(14,104,351)	—
Payable for equity litigants settlement	116,314	—	—	—	—	116,314
Operating lease liabilities-current	—	19,291	—	1,832,019	—	1,851,310
	435,740	938,386	4,336	18,188,567	(14,104,351)	5,462,678
Non-current liabilities	—	29,396	—	3,085,459	—	3,114,855
Total liabilities	435,740	967,782	4,336	21,274,026	(14,104,351)	8,577,533
Mezzanine equity:
Senior Preferred	1,578,040	—	—	—	—	1,578,040
Total mezzanine equity	1,578,040	—	—	—	—	1,578,040
Total shareholders’ equity	8,136,405	(449,403)	(4,334)	(3,944,568)	4,398,305	8,136,405
Total liabilities, mezzanine equity and shareholders’ equity	10,150,185	518,379	2	17,329,458	(9,706,046)	18,291,978

The following tables present the summary cash flow data for the Former VIE and other entities for the periods presented.

	For the Year Ended December 31, 2021
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	1,383,630	(340,950)	(58,781)	(860,452)	—	123,447
Net cash provided by/(used in) investing activities	—	(1,327)	—	1,664	—	337
Net cash provided by financing activities	1,514,660	—	—	—	—	1,514,660
Effect of exchange rate on cash, cash equivalents and restricted cash	—	—	—	(22,215)	—	(22,215)
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,898,290	(342,277)	(58,781)	(881,003)	—	1,616,229
Cash, cash equivalents and restricted cash at the beginning of year	180,001	1,232,323	58,781	3,467,940	—	4,939,045
Cash and cash equivalents and restricted cash at the end of the year	3,078,291	890,046	—	2,586,937	—	6,555,274

	For the Year Ended December 31, 2022
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	(587,039)	(203,051)	—	809,908	—	19,818
Net cash used in investing activities	—	(3,060)	—	(794,986)	—	(798,046)
Net cash used in financing activities	(2,276,260)	—	—	—	—	(2,276,260)
Effect of exchange rate on cash, cash equivalents and restricted cash	—	—	—	77,133	—	77,133
Net increase/(decrease) in cash, cash equivalents and restricted cash	(2,863,299)	(206,111)	—	92,055	—	(2,977,355)
Cash, cash equivalents and restricted cash at the beginning of year	3,078,291	890,046	—	2,586,937	—	6,555,274
Cash and cash equivalents and restricted cash at the end of the year	214,992	683,935	—	2,678,992	—	3,577,919

	For the Year Ended December 31, 2023
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash provided by/(used in) operating activities	(184,240)	(445,797)	—	3,530,462	—	2,900,425
Net cash used in investing activities	—	14,843	—	(3,461,942)	—	(3,447,099)
Net cash used in financing activities	—	—	—	—	—	—
Effect of exchange rate on cash, cash equivalents and restricted cash	—	—	—	7,398	—	7,398
Net increase/(decrease) in cash, cash equivalents and restricted cash	(184,240)	(430,954)	—	75,918	—	(539,276)
Cash, cash equivalents and restricted cash at the beginning of year	214,992	683,935	—	2,678,992	—	3,577,919
Cash and cash equivalents and restricted cash at the end of the year	30,752	252,981	—	2,754,910	—	3,038,643

5.C.	Research and Development

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.	Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

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

For the years ended December 31, 2021, 2022, and 2023, we recognized impairment of long-lived assets other than goodwill of RMB21.4 million, RMB221.8 million, and RMB5.2 million (US$0.7 million), respectively.

Impairment loss of long-lived assets mainly represented RMB21.4 million for the asset group related to store operating equipment and others for the year ended December 31, 2021, RMB221.8 million for the asset group related to Luckin Coffee EXPRESS machines for the year ended December 31, 2022, and RMB5.2 million primarily for assets in relation to Luckin Tea for the year ended December 31, 2023.

Income Taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. For certain subsidiaries, we record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We account for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income as income tax expenses. The accrued interest and penalties related to unrecognized tax benefit for the years ended December 31, 2021, 2022 and 2023 were RMB nil, RMB4.5million and RMB7.6 million (US$1.1 million), respectively, which represent our best estimate, in accordance with current PRC tax laws and regulations.

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

Item 6.   Directors, Senior Management and Employees

6.A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dr. Jinyi Guo	42	Chairman and Chief Executive Officer
Wenbao Cao	54	Director and Senior Vice President
Feng Liu	58	Independent Director
Yang Cha	60	Independent Director
Sean Shao	67	Independent Director
Shaoqiang (Gary) Liu	41	Director
Qianli Liu	48	Independent Director
Weihao (Michael) Chen	44	Director
Jun Liu	54	Director
Joel A. Getz	59	Independent Director
Jing An	47	Chief Financial Officer
Fei Yang	46	Chief Growth Officer
Shan Jiang	48	Senior Vice President
Weiming Zhou	51	Senior Vice President
Tian Zang	36	Senior Vice President

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

Ms. Qianli Liu is currently the assistant headmistress at Beijing Keystone Academy. She has over 20 years of experience in investment banking and finance, including her current position as well as previously holding senior management positions at Phoenix New Media Limited (NYSE: FENG), ChinaEdu Corp. (NASDAQ: CEDU) and MainOne Information Technology Company Ltd. She is currently also an independent director of XD Inc. (HKEX: 2400.HK), an independent director of BAIOO Family Interactive Limited (HKEX: 2100.HK), and an independent director of Feiyu Technology International Company Ltd. (HKEX: 1022.HK). Ms. Liu obtained her bachelor’s degree from Dartmouth College in 1997 and her MBA from the Massachusetts Institute of Technology Sloan School of Management in 2003.

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

Ms. Tian Zang joined Luckin in May 2020 and had been serving as our HR vice president since September 2021. She was appointed senior vice president responsible for HR matters and Project Management Office (PMO) of the President's Office in October 2023. With the joint efforts of Ms. Zang and the rest of the Company's executives, the Company successfully reshaped and upgraded the HR management system to effectively support the rapid growth of the business. Prior to joining Luckin, Ms. Zang held various positions at UCAR Inc. from 2016 to 2020. Ms. Zang also worked as a teacher at the University of Science and Technology Beijing from 2013 to 2016.

6.B.	Compensation

In 2023, we paid an aggregate of RMB35.8 million (US$5.0 million) in cash to our executive officers, and paid an aggregate of RMB5.3 million (US$0.8 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers, except that our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

2019 Share Option Plan

We adopted the 2019 Share Option Plan, in January 2019. The purpose of the 2019 Share Option Plan is to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. The maximum aggregate number of Class A Ordinary Shares that can be issued under the 2019 Share Option Plan is 79,015,500. As of March 31, 2024, 66,695,568 options (excluding any granted options that were subsequently canceled or expired) have been granted with 2,558,520 vested yet not exercised and 158,048 unvested options under the 2019 Share Option Plan.

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

2021 Equity Incentive Plan

We adopted a share incentive plan in January 2021, which we refer to as the 2021 Equity Incentive Plan in this annual report, to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of March 31, 2024, restricted share units to receive ADSs representing 155,685,944 Class A Ordinary Shares (excluding any granted restricted share units that were subsequently canceled), have been granted with restricted share units to receive ADSs representing 88,850,112 Class A Ordinary Shares vested under the 2021 Equity Incentive Plan.

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

Class A Ordinary
Shares
Underlying
Outstanding
	Share-Based	Exercise Price
Name	Awards Granted(1)	(US$ per Share)(2)	Date of Grant	Date of Expiration(3)
Dr. Jinyi Guo	32,466,160	0.0002	from January 18, 2019 to January 30, 2024	January 18, 2029
Wenbao Cao	*	0.0002	from January 18, 2019 to January 30, 2024	from January 18, 2029 to November 6, 2030
Feng Liu	*	N/A	from July 1, 2021 to January 17, 2023	N/A
Yang Cha	*	N/A	from July 1, 2021 to January 17, 2023	N/A
Sean Shao	*	N/A	from July 1, 2021 to January 17, 2023	N/A
Fei Yang	*	0.0002	from January 18, 2019 to January 30, 2024	from January 18, 2029 to November 6, 2030
Shan Jiang	*	N/A	From February 1, 2021 to January 30, 2024	N/A
Weiming Zhou	*	0.0002	From November 6, 2020 to January 30, 2024	November 6, 2030
Qianli Liu	*	N/A	January 17, 2023	N/A
Joel A. Getz	*	N/A	January 17, 2023	N/A
Jing An	*	N/A	From July 1, 2022 to January 30, 2024	N/A
Tian Zang	*	N/A	From February 1, 2021 to January 30, 2024	N/A
*	Less than 1% of our total outstanding Ordinary Shares on an as-converted basis.
(1)	Include shares underlying options and shares in the form of restricted share units. Restricted share units have no applicable exercise price or expiration date.
(2)	Not applicable to restricted share units.
(3)	Not applicable to restricted share units.

As of the date of this annual report, other grantees as a group were granted (i) options (excluding any granted options that were subsequently canceled) to purchase 15,493,832 Class A Ordinary Shares, and (ii) restricted share units representing 112,521,064 Class A Ordinary Shares (in the form of 14,065,133 ADSs).

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

We had 10,555 full-time employees and 16,411 part-time employees as of December 31, 2021, 14,559 full-time employees and 19,045 part-time employees as of December 31, 2022, and 29,217 full-time employees and 45,373 part-time employees as of December 31, 2023, all of whom were based in China. As of December 31, 2023, our full-time employees consisted of 26,616 store operation employees, 791 store development employees, 569 technology development employees, 1,089 general and administration employees and 152 sales and marketing employees.

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

We engage independent third-party service providers to recruit some outsourced staff. As of December 31, 2023, a majority of our part-time storefront staff were such outsourced staff.

We maintain a good working relationship with our employees, and as of the date of this annual report, we had not experienced any material labor disputes.

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our Shares as of March 31, 2024, assuming conversion of all of our outstanding Class B Ordinary Shares and Senior Preferred Shares into Class A Ordinary Shares on a one-to-one basis, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of any class of our Shares.

The calculations in the table below are based on, (i) 2,101,799,932 issued and outstanding Class A Ordinary Shares, which is calculated by 2,105,588,028 Class A Ordinary Shares on our ROM as of March 31, 2024 excluding a total of 3,788,096 Class A Ordinary Shares that represent Class A Ordinary Shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding as of March 31, 2024, (ii) 144,778,552 outstanding Class B Ordinary Shares as of March 31, 2024, and/or (iii) 295,384,619 outstanding Senior Preferred Shares as of March 31, 2024.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned as of March 31, 2024
		Class A		Class B			Percentage of
		Percentage of		Percentage of		Percentage	total Shares, as	Percentage
		total Class A		total Class B		of total	converted	of aggregate
		Ordinary		Ordinary		Senior	one-to-one into a	voting
	Number	Shares**	Number	Shares**	Number	Preferred Shares***	single class	power***
Directors and Executive Officers:
Dr. Jinyi Guo	25,416,160	1.2%	—	—	—	—	1.0%	0.7%
Wenbao Cao	*	*	—	—	—	—	*	*
Feng Liu	*	*	—	—	—	—	*	*
Yang Cha	*	*	—	—	—	—	*	*
Sean Shao	*	*	—	—	—	—	*	*
Shaoqiang (Gary) Liu	—	—	—	—	—	—	—	—
Qianli Liu	*	*	—	—	—	—	*	*
Weihao (Michael) Chen	—	—	—	—	—	—	—	—
Jun Liu	—	—	—	—	—	—	—	—
Joel A. Getz	*	*	—	—	—	—	*	*
Jing An	*	*	—	—	—	—	*	*
Fei Yang	*	*	—	—	—	—	*	*
Shan Jiang	*	*	—	—	—	—	*	*
Weiming Zhou	*	*	—	—	—	—	*	*
Tian Zang	*	*	—	—	—	—	*	*
All directors and executive officers as a group	62,344,592	3.0%	—	—	—	—	2.5%	1.6%
Principal Shareholders:
Centurium Capital(1)	383,425,748	18.2%	144,778,500	100.0%	295,384,615	100.0%	32.4%	55.3%
Joy Capital(2)	119,543,188	5.7%	—	—	*	*	4.7%	3.1%

Notes:

*	Less than 1% of each class of our shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 2,101,799,932 Class A Ordinary Shares, or 144,778,552, being the number of Class B Ordinary Shares, or 295,384,619, being the number of Senior Preferred Shares, as appropriate, as of March 31, 2024 and (ii) the number of Ordinary Shares underlying share options and/or restricted share units held by such person or group that are exercisable or, for restricted share units, expected to vest within 60 days of March 31, 2024.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Ordinary Shares and Senior Preferred Shares as a single class.

(1) Represents (i) 155,675,675 Class A Ordinary Shares (including 20,625,056 Class A Ordinary Shares in the form of 2,578,132 ADSs) held by Camel ZQ Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Camel ZQ”); (ii) 125,405,404 Class A Ordinary Shares held by Cameleer L.P., an exempted limited partnership incorporated under the laws of the Cayman Islands (“Cameleer”); (iii) 102,344,669 Class A Ordinary Shares held by Cameleer II L.P., an exempted limited partnership incorporated under the laws of the Cayman Islands (“Cameleer II”); (iv) 136,172,000 Class B Ordinary Shares held by Lucky Cup Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Lucky Cup”); (v) 8,606,500 Class B Ordinary Shares held by Fortunate Cup Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Fortunate Cup”); and (vi) 295,384,615 Senior Preferred Shares held by Cannonball Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Cannonball”). As reported in the Schedule 13D (Amendment No.2) filed by Lucky Cup and other filers on March 11, 2022, Centurium Holdings Ltd. is an exempted company incorporated with limited liability under the laws of the Cayman Islands, which holds interests in the general partners of certain private equity funds that hold interests in Lucky Cup, Fortunate Cup and Cannonball; Hui Li is the sole shareholder and director of Centurium Holdings (BVI) Ltd., an exempted company incorporated under the laws of the British Virgin Islands and the sole shareholder of Centurium Holdings Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder; each of Centurium Holdings Ltd., Centurium Holdings (BVI) Ltd. and Hui Li may be deemed to indirectly beneficially own the shares of the Issuer held by Camel ZQ, Cameleer, Cameleer II, Lucky Cup, Fortunate Cup and Cannonball. The address of the principal business and principal office of each of Camel ZQ, Cameleer, Cameleer II, Lucky Cup, Fortunate Cup and Cannonball is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(2) Represents (i) 39,490,000 Class A Ordinary Shares (in form of 4,936,250 ADSs) beneficially owned by Joy Capital II, L.P. (“Joy II”), a Cayman Islands limited partnership; (ii) 32,341,000 Class A Ordinary Shares (in form of 4,042,625 ADSs) beneficially owned by Joy Luck Management Limited (“Joy Luck”), a Hong Kong company; (iii) 35,404,500 Class A ordinary shares (in form of 4,425,562 ADSs and 4 Class A Ordinary Shares) beneficially owned by Honour Ample Limited (“Honour”), a British Virgin Islands company; and (iv) 12,307,688 Class A Ordinary Shares (in form of 1,538,461 ADSs) and 4 Senior Preferred Shares held by Joy Soda Limited (“Soda”), a Hong Kong company. As reported in Schedule 13G filed by Joy II and other filers on February 14, 2023, Joy Capital GP, Ltd. is the general partner of Partner II, which is the general partner of Joy II. Joy Capital GP, Ltd. and Joy Capital II GP, L.P. (“Partner II”) may be deemed to have sole power to vote and sole power to dispose of our Shares directly owned by Joy II. Joy Capital GP, Ltd., Joy Luck, Honour and Soda are ultimately controlled by Mr. Erhai Liu (“Mr. Liu”). Mr. Liu disclaims beneficial ownership of shares held by Joy II, Joy Luck, Honour, and Soda, except to the extent of Mr. Liu’s pecuniary interest therein, if any. The registered address of each of Joy II, Partner II and Joy Capital GP, Ltd. is 4th Floor, Harbour Place, 103 South Church Street, P. O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The registered address of Honour is Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands. The registered address of each of Joy Luck and Soda is Room 2609, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong.

6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.   Major Shareholders and Related Party Transactions

7.A.    Major Shareholders

See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.    Related Party Transactions

Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure—Former Contractual Arrangements with the Former VIE and Its Nominee Shareholders.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

In 2023, we received sales and marketing services and purchased property and equipment in the ordinary course of business from Goumei (Zhejiang) Information Technology Co., Ltd. And Shanghai Tianshu Zhixin Semiconductor Co., Ltd., entities in which our controlling shareholder Centurium Capital has significant influence. The transaction amounts for such sales and marketing expenses and purchases of property and equipment were RMB48.3 million (US$6.8 million) and RMB33.9 million (US$4.8 milllion), respectively, in 2023.

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

Legal Actions

U.S. Class Action

On February 13, 2020, April 2, 2020, April 8, 2020, and April 10, 2020, putative securities class action complaints were filed in the United States District Court for the Eastern and Southern Districts of New York against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. These lawsuits were consolidated in the Southern District of New York, under the caption In re Luckin Coffee Inc. Securities Litigation, 1:20-cv-01293 (S.D.N.Y.). On June 12, 2020, the court appointed co-lead plaintiffs pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated class action complaint was filed on September 24, 2020 that alleges, among other things, that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements. The consolidated class action complaint variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act.

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

On May 26, 2020, June 18, 2020, and June 23, 2020, putative securities class actions complaints were filed in the Supreme Court of the State of New York, County of New York, against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. The lawsuits variously alleged that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements, in violation of Sections 11, 12 and 15 of the Securities Act. On October 16, 2020, the court appointed co-lead plaintiffs and consolidated the lawsuits under the caption In re Luckin Coffee Inc. Securities Litigation, 651939/2020 (N.Y. Sup. Ct.). A consolidated amended complaint was filed on December 23, 2020, adding claims against investment vehicles owned by former officers and directors of the Company and the Company’s agent for service of process, Cogency Global Inc. The amended complaint also asserted claims under the Securities Act on behalf of a class of purchasers of the Notes. On January 9, 2022, the Company reached an agreement in principle with the lead plaintiffs in the State Class Action to resolve claims that have been or could be filed on behalf of a class of purchasers of the Notes who did not release their claims in connection with the Scheme. The State Class Settlement received final approval from the State Court on April 28, 2023.

U.S. “Opt Out” Claims

The Company was also named as a defendant in the following opt-out lawsuits alleging violations of U.S. securities laws: Kingstown Capital Management. v. Luckin Coffee, 1:20-cv-07029 (S.D.N.Y.); Lai Ye v. Luckin Coffee et al., 1:21-cv-2020 (S.D.N.Y.); Nuveen Winslow Large-Cap Growth ESG Fund et al. v. Luckin Coffee et al., 655177/2020 (N.Y. Sup. Ct.); and Bequai v. Luckin Coffee, GV20019430-00 (Va. D. Ct., Fairfax Cty.). As of the date of this annual report, all of the above lawsuits have been voluntarily dismissed by the plaintiffs.

Certain individuals and institutions claiming to have made investments related to the Company’s ADS have made informal demands for the Company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020. In the aggregate, the investors that have made informal demands have asserted losses in excess of US$325 million. On April 13, 2023, two of those investors commenced legal proceedings against us in the High Court of the Republic of Singapore, seeking to recover an alleged loss of US$145.8 million in the aggregate. These legal proceedings are currently in an early stage of development, and we intend to use our best efforts to defend.

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

On January 28, 2022, the Restructuring of the Notes contemplated by the Scheme became effective and was substantially consummated. In aggregate, we issued consideration for the Scheme totaling US$245.5 million of cash, US$109.9 million of New Notes and 9,527, 601 ADSs representing 76,220,808 Class A Ordinary Shares, which included 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme. The parties to the amended winding-up petition (filed in substitution on January 7, 2021), applied by consent to the Cayman Court for leave to withdraw or have the petition dismissed. By an order of the Cayman Court dated February 25, 2022, the petition was dismissed and the JPLs were formally discharged with effect from March 4, 2022, bringing the provisional liquidation to a close. Shortly thereafter, the U.S. Bankruptcy Court entered an order closing the Chapter 15 Case on April 8, 2022.

UCAR Inc. Proceedings

We entered into an agreement with UCAR Inc. on July 1, 2020 to pay RMB36.6 million to UCAR Inc. for the costs UCAR Inc. incurred as a result of the leasehold improvements of certain office space that we occupied. In September 2021, UCAR Inc. initiated an arbitration proceeding against Luckin Group in China International Economic and Trade Arbitration Commission, seeking to recover its costs and other relevant expenses allegedly incurred of approximately RMB38.4 million. As of December 31, 2022, the arbitration proceeding was closed with the final judgment that we are obligated to pay approximately RMB 31.7 million for the leasehold improvement and related legal fees. We have made full payment and the ending balance of this liability was nil as of December 31, 2022.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Shares

General. Our authorized share capital is US$50,000 divided into 25,000,000,000 Ordinary Shares, with a par value of US$0.000002 each, comprising (i) 20,000,000,000 Class A Ordinary Shares with a par value of US$0.000002 each, and (ii) 5,000,000,000 Class B Ordinary Shares with a par value of US$0.000002 each. Further to a Certificate of Designation dated November 30, 2021, 307,692,307 authorised but unissued Class A Ordinary Shares with a par value of US$0.000002 each in the capital of the Company have been re-designated as 307,692,307 Senior Preferred Shares with a par value of US$0.000002 each. In January 2024, 12,307,688 Senior Preferred Shares were converted to 1,538,461 ADSs at the request of the holder of such Senior Preferred Shares pursuant to the Certificate of Designation. To consummate such conversion, 12,307,688 Senior Preferred Shares had been re-designated as 12,307,688 Class A Ordinary Shares. Holders of Ordinary Shares have the same rights except for voting and conversion rights. Holders of Senior Preferred Shares have the rights described below under “Certificate of Designation.” All of our issued and outstanding Ordinary Shares and Senior Preferred Shares are fully paid and nonassessable. Certificates representing the Ordinary Shares and Senior Preferred Shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their Ordinary Shares and Senior Preferred Shares subject to certain restriction described below under “Transfer of Shares.”

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

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that the Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other offshore companies are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders (including the ADS holders) if such dividends are deemed to be sourced within the PRC. In addition, non-PRC resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Ordinary Shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if the Company is deemed a PRC resident enterprise, dividends paid to its non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us) if such dividends or gains are deemed to be sourced within the PRC. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of the Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—If our offshore companies are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders”

U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or Class A Ordinary Shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to own our ADSs or Class A Ordinary Shares.

This discussion applies only to a U.S. Holder that holds the ADSs or underlying Class A Ordinary Shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any alternative minimum or Medicare contribution tax consequences and any tax consequences applicable to U.S. Holders subject to special rules, such as:

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

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns ADSs or Class A Ordinary Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A Ordinary Shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A Ordinary Shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and investment gains. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets are active assets under the PFIC rules to the extent attributable to activities that produce active income.

The determination of our PFIC status is subject to certain uncertainties and is made by applying principles and methodologies that are in some circumstances unclear.

Because we hold a substantial amount of cash, our PFIC status for any taxable year may depend, in part, on the value of our goodwill and other intangible assets. The value of our goodwill and other intangible assets may be determined by averaging (on a quarterly basis) the excess of the sum of our market capitalization and liabilities over the value of our other assets. If the value of our goodwill for 2019 and 2020 is determined in such manner, based on the trading prices of our ADSs we believe that we were not a PFIC for our taxable years of 2019 and 2020. However, because our market capitalization declined significantly since the second quarter of 2020 and throughout 2020, there can be no assurance that the IRS will not assert that the true value of our goodwill for 2019 and the first quarter of 2020 is in fact lower. If the assertion of that position is successful, our PFIC status for our taxable years of 2019 and 2020 would depend on the asserted value of our goodwill and other intangible assets for those years.

Based on the composition of our income and assets and the estimated value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our 2023 taxable year. However, there can be no assurances that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets, which, as discussed above, may be determined, in part, by reference to our market capitalization, which has been, and may continue to be, volatile). Therefore, fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or any future taxable year.

Moreover, it is not entirely clear how the contractual arrangements between us and our Former VIE are treated for purposes of the PFIC rules, which could affect our PFIC status for taxable years during which our VIE structure was in place. Furthermore, there are uncertainties as to how the PFIC rules apply with respect to our retail partnership model. For these reasons, our PFIC status for any taxable year is uncertain.

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

If we are a PFIC for any taxable year and any of our subsidiaries, VIEs (if any) or other companies in which we own or are treated as owning equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders will not receive the proceeds of those distributions or dispositions.

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

In general, dividends paid by certain “qualified foreign corporations” to non-corporate persons may be taxed at a preferential rate, subject to applicable limitations. However, if a non-U.S. corporation is not entitled to the benefits of a comprehensive income tax treaty with the United States, dividends paid by such corporation will qualify for the preferential rate only with respect to stock that is “readily tradable on an established securities market in the United States.” There is no income tax treaty between the Cayman Islands and the United States. The IRS issued a notice in 2003, according to which common stock or American depositary shares in respect of such stock are considered readily tradable on a U.S. established securities market if they are listed on certain national U.S. securities exchanges specified in the notice, such as the Nasdaq. The IRS notice indicates that the IRS continues to consider whether, and under what conditions, the preferential rate may apply also to securities readily tradable on other securities trading platforms, such as trading over the counter. However, as of the date of this annual report no additional trading markets have been identified by the Treasury or the IRS as qualifying markets for these purposes. Therefore, because our ADSs were delisted from the Nasdaq, non-corporate U.S. Holders of our ADSs should expect that while the ADSs continue to be delisted from the Nasdaq or any other qualified national U.S. exchange, dividends will likely be reported to them by withholding agents as not qualifying for the preferential rates.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “Taxation—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable Treaty rate in the case of U.S. Holders that qualify for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, certain Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. However, IRS notices (i) indicate that the Treasury and the IRS are considering amendments to these Treasury regulations and (ii) provide relief from certain of the regulations' provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisers regarding the creditability of PRC taxes in their particular circumstances (including eligibility for Treaty benefits). In lieu of claiming a credit, a U.S. Holder may elect to deduct PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the taxable year.

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

As described in “Taxation—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A Ordinary Shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat gains on the disposition of ADSs or Class A Ordinary Shares as foreign-source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on such disposition gains. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A Ordinary Shares unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. However, as discussed above, IRS notices (i) indicate that the Treasury and the IRS are considering amendments to these Treasury regulations and (ii) provide relief from certain of the regulations’ provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). Even if these Treasury regulations do not prohibit a U.S. Holder from claiming a foreign tax credit with respect to any PRC income tax on disposition gains, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming a foreign tax credit, in whole or in part, with respect to such taxes. If a U.S. Holder is precluded from claiming a foreign tax credit with respect to any PRC income taxes on disposition gains, it is possible that such PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

Information Reporting and Backup Withholding

In general, payments of dividends and proceeds from the sale or other disposition of ADSs or Class A Ordinary Shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

Foreign currency exchange rate risk

Renminbi is not a freely convertible currency. SAFE, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of Renminbi is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents, restricted cash and term-deposits denominated in Renminbi amounted to RMB3,358.4 million, RMB3,248.8 million, and RMB3,555.5 million as of December 31, 2021, 2022, and 2023, respectively.

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

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates and have not used any derivative financial instruments to manage the interest risk exposure in 2021, 2022, and 2023.

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

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, adviser, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

In January 2020, we issued US$460 million of Notes. On July 15, 2020, on the application of the Company in response to the presentation of a winding-up petition by a creditor in the Cayman Islands, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs. Following this appointment, which constituted an event of default under the indenture with respect to the Notes, 100% of the principal of, and accrued and unpaid interest on, the Notes automatically became immediately due and payable. During the provisional liquidation, we negotiated the Restructuring under the supervision of the JPLs. On January 28, 2022, the Restructuring of the Notes as contemplated by the Scheme became effective and was substantially consummated. Subsequently, the parties to the amended winding up petition (filed in substitution on January 7, 2021), applied by consent to the Cayman Court for leave to withdraw or have the petition dismissed. By order of the Cayman Court dated February 25, 2022, the petition was dismissed and the JPLs were formally discharged with effect from March 4, 2022, bringing the provisional liquidation to a close. In addition, with the Company’s support and coordination, the JPLs filed a final report with the U.S. Bankruptcy Court on March 4, 2022. The final report confirmed that the purpose of the JPLs’ appearance in the U.S. Bankruptcy Court was complete, and requested entry of an order closing the Chapter 15 Case. The U.S. Bankruptcy Court granted this relief and entered an order closing the Chapter 15 Case on April 8, 2022. For details, see “Item 4. Information on the Company—4.A. History and Development of the Company.”

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

Based upon this evaluation, our management has concluded that, as of December 31, 2023, our existing disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management has concluded that the internal control over financial reporting as of December 31, 2023 was effective.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”), has audited the effectiveness of our Company’s internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16.C.   Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, namely BDO China Shu Lun Pan Certified Public Accountants LLP , for the years ended December 31, 2022 and 2023.

	2022	2023
	RMB	RMB
Services:
Audit fees(1)	22,347	26,297
Audit-Related Fees(2)	—	906
Tax Fees(3)	—	—
All Other fees(4)	4,773	—
Total liabilities	27,120	27,203
(1)	Audit Fees. Audit fees mean the aggregate fees billed for each of the fiscal periods listed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees. Audit-related fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean the aggregate fees billed in each of the fiscal periods listed for professional services related to tax compliance, tax advice, and tax planning.
(4)	All Other Fees. All other fees mean the aggregate fees billed in each of the fiscal periods listed for services other than services reported in Notes (1) through (3).

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

Item 16.F.   Change in Registrant’s Certifying Accountant

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in “Item 16.F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 6, 2023.

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

We are committed to upholding the highest standards of business ethics and conducting business in accordance with all applicable laws, rules and regulations. Our corporate governance policies are designed to protect the interests of our shareholders and promote responsible business practices and corporate citizenship. Our Code of Business Conduct and Ethics and other corporate governance documents are accessible on our website at https://investor.luckincoffee.com/corporate-governance/governance.

Item 16.H.   Mine Safety Disclosure

Not applicable.

Item 16.I.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.   Insider Trading Policies

Not applicable.

Item 16K.   Cybersecurity

At Luckin Coffee, cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is designed to align with industry practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed and services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework includes steps for (i) assessing the severity of a cybersecurity threat, (ii) identifying the source of a cybersecurity threat (including whether the cybersecurity threat is associated with a third-party service provider), (iii) implementing cybersecurity countermeasures and mitigation strategies and (iv) informing management of material cybersecurity threats and incidents. Our cybersecurity team also engages third-party security experts for risk assessment and system enhancements. In addition, our cybersecurity team provides training annually.

Our Board has overall oversight responsibility for our risk management and delegates the daily supervision of cybersecurity issues to our chief executive officer, who is also the chairman of our Crisis Management Committee (as defined herein). The chairman of our Data Security Management Committee (as defined herein) reports material cybersecurity incidents to the Crisis Management Committee, and if needed, the chairman of our Crisis Management Committee will report the incident to our Board to take appropriate and timely measures in response to the incident.

Our management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. In particular, we established our data security management committee (the “Data Security Management Committee”) in 2022, composed of personnel from our internal audit department, technology center, public affairs department, legal department and public relations department, to improve data security. The Data Security Management Committee is responsible for developing data security and personal information protection strategies, plans, systems and specifications and providing necessary support, coordinating and making decisions on major data security incidents. Our cybersecurity programs are under the direction of our chairman of Data Security Management Committee who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our chairman of Data Security Management Committee and other dedicated personnel are experienced information systems security professionals and information security managers with many years of experience. In addition, we established our crisis management committee (the “Crisis Management Committee”), chaired by our chief executive officer and composed of specialized working groups to manage and respond to crisis in our business operations, including cybersecurity crisis.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, which subjects us to evolving governmental regulations and other legal obligations related to privacy, cybersecurity, information security and data protection, many of which are subject to changes and uncertain interpretations. Any failure to comply with these governmental regulations and legal obligations, improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

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

English translation of Termination Agreement of the Contractual Agreements by and among Beijing WFOE, Beijing Luckin Coffee Technoligy Ltd., and the shareholders of Beijing Luckin Coffee Technology Ltd., dated March 15, 2024

4.12

Restructuring Support Agreement by and among the Registrant, the joint provisional liquidators appointed to the Company by the order of the Grand Court of the Cayman Islands dated July 15, 2020 in the provisional liquidation proceedings relating to the Registrant (Cause No. FSD 157 of 2020(ASCJ)) and certain holders of the Registrant’s convertible senior notes due 2025, dated March 16, 2021 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K (File No. 001-38896) filed with the Securities and Exchange Commission on March 16, 2021)

4.13

Amendment No.1 dated September 1, 2021 to the Restructuring Support Agreement dated March 16, 2021, by and among the Registrant, the joint provisional liquidators appointed to the Company by the order of the Grand Court of the Cayman Islands dated July 15, 2020 in the provisional liquidation proceedings relating to the Registrant (Cause No. FSD 157 of 2020 (ASCJ)) and certain holders of the Registrant’s convertible senior notes due 2025

4.14

Investment Agreement by and among the Registrant, Cannonball Limited and Joy Capital II, L.P, dated April 15, 2021 (incorporated herein by reference to Exhibit 4.20 to the annual report for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on June 30, 2021)

4.15

Rights Agreement, dated as of October 14, 2021, between Luckin Coffee Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, including as Exhibit A the forms of Rights Certificate and of Election to Exercise (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, furnished on October 14, 2021)

8.1*	List of Significant Subsidiaries and VIE of the Registrant

Exhibit Number	Description of Document
11.1	Amended Code of Business Conduct and Ethics of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of King & Wood Mallesons
15.2*	Consent of Harney Westwood & Riegels
15.3*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP, Independent Registered Public Accounting Firm
15.4*	Consent of Centurion ZD CPA & Co., Independent Registered Public Accounting Firm
97*	Clawback policy

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Luckin Coffee Inc.

	By:	/s/ Jing An
	Name:	Jing An
	Title:	Chief Financial Officer

Date: April 8, 2024

LUCKIN COFFEE INC.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Luckin Coffee Inc.

Xiamen, The People’s Republic of China

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Luckin Coffee Inc. together with its consolidated subsidiaries and variable interest entity (collectively, the “Group”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated April 8, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Deferred Tax Assets Valuation Allowance

As described in Note 16 to the consolidated financial statements, the Group records a valuation allowance based on the assessment of the realizability of the Group’s deferred tax assets. The Group establishes a valuation allowance to reduce deferred tax assets to the amount management believes is more likely than not to be realized. As of December 31, 2023, the valuation allowance of RMB442.7 million was provided against the deferred income tax assets of certain subsidiaries, which were not able to utilize portion or all of the benefits of the deferred tax assets due to lack of sufficient sources of qualified taxable income. With respect to certain other subsidiaries, the Group determined sufficient positive evidence existed to the realizability of the deferred tax assets associated with operations of those subsidiaries, given the reduced uncertainty of the business performance after those subsidiaries have generated cumulative profits. As a result, for those subsidiaries. the Group reduced the associated valuation allowance.

We identified the assessment of the realizability of the Group’s deferred tax assets as a critical audit matter. Complex auditor judgement was involved in evaluating the management’s assessment of the realizability of deferred tax assets and significant assumptions relating to assumptions of continued profitability and expected utilization of deferred tax assets. Auditing these elements involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge of income taxation needed.

The primary procedures we performed to address this critical audit matter included:

●	Evaluating the reasonableness of management’s significant assumptions of continued profitability of certain subsidiaries and expected utilization of deferred tax assets against current and past performance of those subsidiaries and whether such assumptions were consistent with evidence obtained in other areas of the audit.
●	Utilizing professionals with specialized skills and knowledge in income tax accounting to assist in assessing the reasonableness of management’s assumptions and judgments.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Group’s auditor since 2022.

Shanghai, The People’s Republic of China

April 8, 2024

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Luckin Coffee Inc.

Xiamen, The People’s Republic of China

Opinion on Internal Control over Financial Reporting

We have audited Luckin Coffee Inc.’s together with its consolidated subsidiaries and variable interest entity (collectively, the “Group’s”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Group as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years then ended, and the related notes and our report dated April 8, 2024 expressed an unqualified opinion thereon.

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

April 8, 2024

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong

香港紅磡德豐街22號海濱廣場二期13樓1304室

Tel : (852) 2126 2388Fax: (852) 2122 9078

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Luckin Coffee Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, consolidated statements of shareholders’ equity, and consolidated statements of cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

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

Centurion ZD CPA & Co.

We have served as the Company’s auditor from 2021 to 2022. In 2022, we became the predecessor auditor.

Hong Kong, China

April 14, 2022

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		3,534,304	2,925,709	412,077
Restricted cash		7,860	66,080	9,307
Short-term investments, net		—	100,000	14,085
Accounts receivable, net	4	58,782	80,665	11,361
Receivables from online payment platforms		151,922	214,163	30,164
Inventories	5	1,206,467	2,204,000	310,427
Prepaid expenses and other current assets, net	6	1,077,719	1,544,918	217,597
Term deposit-current		—	464,019	65,356
Total current assets		6,037,054	7,599,554	1,070,374

Non-current assets:
Property and equipment, net	7	1,867,378	4,169,141	587,211
Restricted cash		35,755	46,854	6,599
Other non-current assets, net	8	327,744	789,492	111,198
Deferred tax assets, net	16	208,469	350,082	49,308
Operating lease right-of-use assets	18	2,003,997	5,186,855	730,553
Term deposit-non current		—	150,000	21,127
Total non-current assets		4,443,343	10,692,424	1,505,996

Total assets		10,480,397	18,291,978	2,576,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amount of the VIE without recourse to the primary beneficiaries of RMB2.9 million and RMB4.3 million (US$0.6 million) as of December 31, 2022 and 2023):
Accounts payable		441,376	814,655	114,742
Accrued expenses and other current liabilities	9	1,375,425	2,556,977	360,143
Deferred revenues		97,366	123,422	17,384
Payable for equity litigants settlement		33,796	116,314	16,382
Operating lease liabilities	18	880,873	1,851,310	260,752
Total current liabilities		2,828,836	5,462,678	769,403

Non-current liabilities (including amount of the VIE without recourse to the primary beneficiaries of RMB nil and RMB nil as of December 31, 2022 and 2023):
Operating lease liabilities	18	1,024,274	3,114,855	438,718
Total non-current liabilities		1,024,274	3,114,855	438,718

Total liabilities		3,853,110	8,577,533	1,208,121

Commitments and contingencies	20

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

		As of December 31,
	Notes	2022	2023
		RMB	RMB	US$
Mezzanine equity:
Convertible senior preferred shares (US$0.000002 par value; 307,692,307 and 307,692,307 shares authorized as of December 31, 2022 and 2023, respectively; 307,692,307 and 307,692,307 issued and outstanding as of December 31, 2022 and 2023, respectively)	14	1,578,040	1,578,040	222,262
Total Mezzanine equity		1,578,040	1,578,040	222,262

Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value; 19,692,307,693 and 19,692,307,693 shares authorized as of December 31, 2022 and 2023, respectively, 2,079,801,956 and 2,093,280,340 issued and outstanding as of December 31, 2022 and 2023, respectively)	13	23	23	3
Class B ordinary shares (US$0.000002 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 144,778,552 and 144,778,552 issued and outstanding as of December 31, 2022 and 2023, respectively)	13	2	2	0
Additional paid-in capital		16,037,406	16,276,991	2,292,566
Statutory reserves		35,657	168,204	23,691
Accumulated deficits		(11,421,145)	(8,705,759)	(1,226,181)
Accumulated other comprehensive income		397,304	396,944	55,908
Total Company’s ordinary shareholders’ equity		5,049,247	8,136,405	1,145,987

Total liabilities, mezzanine equity and shareholders’ equity		10,480,397	18,291,978	2,576,370

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the year ended
		December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$
Net revenues:
Revenues from product sales		6,659,218	10,223,720	18,677,390	2,630,655
Revenues from partnership stores		1,306,105	3,069,262	6,225,776	876,882
Total net revenues		7,965,323	13,292,982	24,903,166	3,507,537
Cost of materials		(3,198,552)	(5,178,963)	(10,892,214)	(1,534,136)
Store rental and other operating costs		(2,036,772)	(2,829,987)	(5,167,482)	(727,825)
Depreciation and amortization expenses	7,8	(465,384)	(391,936)	(604,580)	(85,153)
Delivery expenses		(819,549)	(1,373,219)	(2,010,699)	(283,201)
Sales and marketing expenses		(336,855)	(570,122)	(1,286,523)	(181,203)
General and administrative expenses		(1,269,988)	(1,459,550)	(1,829,651)	(257,701)
Store preopening and other expenses		(16,352)	(36,012)	(109,685)	(15,449)
Impairment loss of long-lived assets	7,8	(21,368)	(221,810)	(5,229)	(736)
Losses and expenses related to Fabricated Transactions and Restructuring		(339,557)	(75,204)	28,515	4,016
Total operating expenses		(8,504,377)	(12,136,803)	(21,877,548)	(3,081,388)
Operating (loss)/income		(539,054)	1,156,179	3,025,618	426,149
Interest and investment income		102,248	84,923	108,682	15,308
Interest and financing expenses		(35,490)	(23,484)	—	—
Foreign exchange gain, net		12,441	10,661	2,968	418
Other (expenses)/income, net		(16,513)	60,680	62,283	8,772
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	12	—	(6,381)	—	—
Reversal for SEC settlement	19	1,146,474	—	—	—
Provision for equity litigants settlement	20	(155,314)	(279,967)	(92,192)	(12,985)
Gain from extinguishment of Series B Senior Secured Notes		—	124,139	—	—
Income before income taxes		514,792	1,126,750	3,107,359	437,662
Income tax (expense)/benefits	16	63,861	(638,504)	(259,426)	(36,539)
Net income		578,653	488,246	2,847,933	401,123
Less: Net income attributable to non-controlling interests		108	—	—	—
Net income attributable to the Company’s ordinary shareholders		578,545	488,246	2,847,933	401,123

Net income per share*:	17
Basic		0.29	0.20	1.12	0.16
Diluted		0.27	0.19	1.12	0.16

Weighted average shares outstanding used in calculating basic and diluted income per share:	17
Basic		2,051,263,478	2,473,078,408	2,532,109,710	2,532,109,710
Diluted		2,135,844,257	2,516,273,627	2,532,563,302	2,532,563,302

Net income		578,653	488,246	2,847,933	401,123
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation difference, net of tax of nil		102,802	(69,552)	(360)	(51)
Total comprehensive income		681,455	418,694	2,847,573	401,072
Less: total comprehensive income attributable to non-controlling interests		108	—	—	—
Total comprehensive income attributable to the Company’s ordinary shareholders		681,347	418,694	2,847,573	401,072

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

										Total
							Accumulated			Company’s
						Additional	other			ordinary	Non-	Total
		Class A ordinary shares		Class B ordinary shares		paid-in	comprehensive	Statutory	Accumulated	shareholders’	controlling	shareholders
	Notes	Share	Amount	Share	Amount	capital	income	reserves	deficits	equity	interests	equity
Balance as of December 31, 2020		1,880,396,244	20	144,778,552	2	14,744,569	364,054	603	(12,452,882)	2,656,366	68,518	2,724,884
Net income		—	—	—	—	—	—	—	578,545	578,545	108	578,653
Foreign currency translation difference		—	—	—	—	—	102,802	—	—	102,802	—	102,802
Issuance of Class A ordinary shares	13	70,061,136	1	—	—	(1)	—	—	—	—	—	—
Appropriation to statutory reserves	11	—	—	—	—	—	—	2,014	(2,014)	—	—	—
Share based compensation	15	—	—	—	—	302,734	—	—	—	302,734	—	302,734
Purchase of non-controlling interest in a subsidiary		—	—	—	—	(9,310)	—	—	—	(9,310)	(68,626)	(77,936)
Balance as of December 31, 2021		1,950,457,380	21	144,778,552	2	15,037,992	466,856	2,617	(11,876,351)	3,631,137	—	3,631,137
Net income		—	—	—	—	—	—	—	488,246	488,246	—	488,246
Foreign currency translation difference		—	—	—	—	—	(69,552)	—	—	(69,552)	—	(69,552)
Issuance of Class A ordinary shares	13	53,123,768	1	—	—	(1)	—	—	—	—	—	—
Appropriation to statutory reserves	11	—	—	—	—	—	—	33,040	(33,040)	—	—	—
Share based compensation	15	—	—	—	—	398,008	—	—	—	398,008	—	398,008
Convertible senior notes restructuring		76,220,808	1	—	—	601,407	—	—	—	601,408	—	601,408
Balance as of December 31, 2022		2,079,801,956	23	144,778,552	2	16,037,406	397,304	35,657	(11,421,145)	5,049,247	—	5,049,247
Net income		—	—	—	—	—	—	—	2,847,933	2,847,933	—	2,847,933
Foreign currency translation difference		—	—	—	—	—	(360)	—	—	(360)	—	(360)
Issuance of Class A ordinary shares	13	13,478,384	—	—	—	79	—	—	—	79	—	79
Appropriation to statutory reserves	11	—	—	—	—	—	—	132,547	(132,547)	—	—	—
Share based compensation	15	—	—	—	—	239,506	—	—	—	239,506	—	239,506
Balance as of December 31, 2023		2,093,280,340	23	144,778,552	2	16,276,991	396,944	168,204	(8,705,759)	8,136,405	—	8,136,405
Balance as of December 31, 2023(US$)		2,093,280,340	3	144,778,552	0	2,292,566	55,908	23,691	(1,226,181)	1,145,987	—	1,145,987

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares)

	For the year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	578,653	488,246	2,847,933	401,123
Adjustments to reconcile net income to net cash provided by operating activities:
Foreign exchange gain, net	(12,441)	(10,661)	(2,968)	(418)
Loss on disposal of property and equipment	4,834	9,884	12,713	1,791
Depreciation and amortization	465,384	391,936	604,580	85,153
Amortization of operating lease right-of-use assets	672,910	854,646	1,399,217	197,076
Change in the fair value of derivative asset bifurcated from Series B Senior Secured Notes	—	6,381	—	—
Impairment of long-lived assets	21,368	221,810	5,229	736
Gain from extinguishment of Series B Senior Secured Notes	—	(124,139)	—	—
Allowance for prepayments and accounts receivable	4,467	18,069	(3,194)	(450)
Deferred income tax	(64,221)	494,472	(141,613)	(19,946)
Interest expenses of convertible senior notes	35,490	19,855	—	—
Share-based compensation expenses	302,734	398,008	239,506	33,734
Reversal for SEC settlement	(1,146,474)	—	—	—
Donation of inventory	3,889	—	—	—

Changes in operating assets and liabilities:
Accounts receivable	(22,431)	(20,994)	(21,685)	(3,054)
Inventories	(316,673)	(604,055)	(988,322)	(139,202)
Receivables from online payment platforms	(145,834)	19,640	(62,241)	(8,766)
Prepaid expenses and other current assets	(101,868)	(60,514)	(489,374)	(68,928)
Other non-current assets	(20,548)	(64,132)	(216,260)	(30,460)
Accounts payable	84,005	147,676	373,203	52,565
Accrued expenses and other liabilities	254,094	107,095	675,313	95,116
Deferred revenues	8,038	1,154	26,056	3,670
Operating lease liabilities	(637,243)	(875,653)	(1,442,016)	(203,104)
Payable for equity litigants settlement	155,314	(1,398,906)	84,348	11,880

Net cash provided by operating activities	123,447	19,818	2,900,425	408,516

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(173,217)	(781,676)	(2,750,220)	(387,360)
Payment for land use right	—	(19,344)	(6,478)	(912)
Cash received from disposal of property and equipment	1,490	2,974	1,982	279
Purchases of short-term investments	—	—	(1,550,000)	(218,313)
Proceeds received from maturity of short-term investments	250,000	—	1,450,000	204,228
Repayment of contribution from noncontrolling interest in a subsidiary	(77,936)	—	—	—
Floating interest received from structured deposits	—	—	22,545	3,175
Purchases of term deposit	—	—	(657,527)	(92,611)
Proceeds received from maturity of term deposit	—	—	42,599	6,000

Net cash (used in)/provided by investing activities	337	(798,046)	(3,447,099)	(485,514)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible senior preferred shares	1,514,660	63,380	—	—
Repayment of convertible senior notes	—	(1,560,105)	—	—
Repayment of Series B Secured Notes (the “New Notes”)	—	(779,535)	—	—

Net cash provided by/(used in) financing activities	1,514,660	(2,276,260)	—	—

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(22,215)	77,133	7,398	1,042
Net (decrease)/ increase in cash and cash equivalents and restricted cash	1,616,229	(2,977,355)	(539,276)	(75,956)
Cash and cash equivalents and restricted cash at beginning of years	4,939,045	6,555,274	3,577,919	503,939

Cash and cash equivalents and restricted cash at end of years	6,555,274	3,577,919	3,038,643	427,983
Supplemental disclosures of cash flow information:
Interests received	103,863	88,517	101,753	14,332
Interests paid, net of capitalization	—	(34,148)	—	—
Income taxes paid	(1,200)	(68,802)	(426,744)	(60,106)

Supplemental disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other liabilities	46,659	120,227	438,554	61,769
Obtaining right-of-use assets in exchange for lease liabilities	947,853	1,552,538	4,463,919	628,730
Shares issued in restructuring of the Notes	—	601,408	—	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	6,477,636	3,534,304	2,925,709	412,077
Current restricted cash	58,200	7,860	66,080	9,307
Non-current restricted cash	19,438	35,755	46,854	6,599
Total cash, cash equivalents and restricted cash in the statements of cashflows	6,555,274	3,577,919	3,038,643	427,983

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

(a)In 2023, the details of the Company’s principal subsidiaries and VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities

Subsidiaries:
Luckin Coffee Investment Inc. (“Luckin BVI”)	June 16, 2017	British Virgin Islands	100%	Investment holding
Luckin Coffee International Holdings Inc. (“Luckin International BVI”)	February 20, 2020	British Virgin Islands	100%	Investment holding
Luckin Coffee (SGP) PTE. LTD (“Luckin Singapore”)	August 11, 2022	Singapore	100%	Singapore store operating
Luckin Coffee (Hong Kong) Limited (“Luckin HK”)	June 19, 2017	Hong Kong	100%	Investment holding
Luckin Coffee Trading (Hong Kong) Limited (“Luckin Trading HK”)	April 1, 2022	Hong Kong	100%	International trading of materials for products
Luckin Coffee Roasting (Hong Kong) Limited (“Luckin Roasting”)	April 12, 2019	Hong Kong	100%	Investment holding
Luckin Coffee Roastery (Hong Kong) Limited (“Luckin Roastery”)	April 30, 2019	Hong Kong	100%	Investment holding
Beijing Luckin Coffee Co., Ltd. (“Beijing Wholly Foreign Owned Enterprise”, or, “Beijing WFOE”) (1) / (2)	October 31, 2017	PRC	100%	Retail services for freshly brewed drinks and pre-made food and beverage items and technical and consultation services
Luckin Investment (Tianjin) Co., Ltd. (“Luckin TJ”) (1) / (5)	December 7, 2017	PRC	100%	Investment holding
Luckin Coffee Group Co., Ltd. (formerly as “Luckin Coffee (China) Co., Ltd”, “Luckin China”) (1) / (2) / (4)	March 28, 2018	PRC	100%	Headquarter
Luckin Coffee Roasting (Pingnan) Co., Ltd. (1)	April 28, 2019	PRC	100%	Manufacture of materials for products
Luckin Coffee Food (Jiangsu) Co., Ltd (1)	May 27, 2022	PRC	100%	Manufacture of materials for products

Variable Interest Entity:
Beijing Luckin Coffee Technology Ltd. (“VIE”) (3)	June 14, 2017	PRC		License holder
(1)	Including their subsidiaries, collectively as the “PRC subsidiaries”.
(2)	On July 27, 2018, Beijing WFOE transferred all its 100% equity interest in its subsidiaries to Luckin China.
(3)	As of December 31, 2023, Mr. Jinyi Guo and Mr. Gang Wu are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively. As of the date of the report, the Company has terminated the contractual agreements entered into by and among the Beijing WFOE and VIE.
(4)	As of December 31, 2023, Luckin China had 68 direct and indirect wholly-owned subsidiaries.
(5)	As of December 31, 2023, Luckin TJ had one direct wholly-owned subsidiary.

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

The VIE is not involved in the business operations or fund planning of the Group. However, Luckin Coffee Inc. and its subsidiaries may transfer cash to the VIE by loans or capital support, subject to satisfaction of applicable government registration and approval requirements, to satisfy the VIE’s miscellaneous cash demands, such as social insurance fees for employees whose social insurance accounts were registered under the VIE. In 2021, 2022 and 2023, the PRC subsidiaries transferred RMB18.8 million, RMB115.5 million and RMB11.1 million (US$1.6 million), respectively, to the VIE by loans or by capital support. In addition, the VIE may transfer cash as repayment of loans or, on an ad hoc basis, as working capital support to the PRC subsidiaries. In 2021, 2022 and 2023, the VIE transferred to the PRC subsidiaries RMB58.8 million, RMB104.1 million and RMB0.6 million (US$83.3 thousands), respectively. These funds were used for repayment of loans or to support operations of the PRC subsidiaries. In addition, the Group and the VIE do not currently have any plans to distribute earnings or settle amounts owed under the VIE Agreements.

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

In the opinion of the Group’s management and the Group’s PRC legal counsel, (i) the ownership structure of the VIE is not in violation with any existing PRC laws and regulations in any material respect; and (ii) each of the VIE Agreements is valid, legally binding and enforceable to each party of such agreements and will not result in any violation of PRC laws or regulations currently in effect.

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

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents and restricted cash of the consolidated VIE structured by the Contractual Agreements:

	For the year ended December 31,
	2022	2023
	RMB	RMB	US$

Total assets	6,865	2	—
Total liabilities	2,864	4,336	610

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

Total net revenues	—	—	—	—
Net loss	(22,750)	(23,542)	(9,233)	(1,300)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

Net cash (used in)/provided by operating activities	(58,781)	—	—	—
Net cash used in investing activities	—	—	—	—
Net cash (used in)/ provided by financing activities	—	—	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	—
Net increase/(decrease) in cash and cash equivalents	(58,781)	—	—	—
Cash and cash equivalents and restricted cash at beginning of year	58,781	—	—	—
Cash and cash equivalents and restricted cash at end of year	—	—	—	—

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

(c)     Non-controlling interests

For the Group’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Group. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive income to distinguish the interests from that of the Group.

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

(e)    Foreign currency

The functional currency of the PRC entities in the Group is Chinese Renminbi (“RMB”) as determined based on ASC 830, “Foreign Currency Matters”, while the functional currency of the Company and its subsidiaries incorporated outside of the PRC is the United States dollar (“US$”), the HongKong dollar (“HKD”), or the Singapore dollar (“SGD”).

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

Foreign currency transactions denominated in currencies other than the functional currencies are translated into the functional currencies using the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates at the balance sheet dates. Non-monetary items that are measured in terms of historical costs in foreign currency are translated into the functional currencies using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of operations and comprehensive income.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)    Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB 7.0999 on December 29, 2023, the last business day in fiscal year 2023, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

(g)    Cash and cash equivalents

Cash and cash equivalents consist of demand deposits, highly-liquid investments placed with banks which are unrestricted as to withdrawal or use, and have original maturities of three months or less.

(h)    Short - term investments

Short - term investments purchased primarily represent structured deposits that are principal - protected and provide returns in the form of both fixed and variable interests with original maturities of less than one year.

(i)    Term deposits

Term deposits represent term deposits or certificate of deposits which bear fixed interest rate. The term - deposits or certificate of deposits with remaining maturities less than one year were classified as “Term deposit - current”, while term deposits or certificate of deposits with remaining maturities exceeding one year for which the Group has the positive intent to hold for more than one year were classified as “Term deposit - noncurrent”.

(j)    Restricted cash

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

(k)    Accounts receivable

Accounts receivable represents the amounts that the Group has an unconditional right to consideration. Accounts receivable that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for credit losses. As of December 31, 2022 and 2023, the allowance for credit losses for the Group’s account receivable was RMB0.2 million and RMB nil million (US$nil), respectively.

(l)    Expected Credit Losses

The Group’s account receivable, receivables from online payment platforms, other receivables and other certain financial assets are within the scope of ASU No. 2016-13. The Group maintains an estimated allowance for credit losses to reduce them to the amount that it believes will be collected. When developing an estimation of expected credit losses, the Group applies the historical loss experience with appropriate adjustment. The Group considers available information relevant to assessing the collectability of cash flows. This information may include internal information, external information, or a combination of both relating to past events, current conditions, and reasonable and supportable forecasts. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that these financial assets are likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. The balance of these financial assets is written off after all collection efforts have been exhausted.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)    Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory are determined using the weighted average method. The Company recorded inventory reserves to write down the cost of inventory to the estimated net realizable value due to obsolete and slow-moving inventories, which is dependent upon factors such as historical and forecasted consumer demand, and application of the specific identification method. As of December 31, 2022 and 2023, inventory reserves were RMB33.4 million and RMB30.0 million (US$4.2 million), respectively. Write downs are recorded in cost of materials in the consolidated statements of operations and comprehensive income.

(n)    Property and equipment

Property and equipment primarily consist of office buildings, store operating equipment, mechanical equipment, leasehold improvements, office equipment and others. Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

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

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost, accumulated depreciation and relevant impairment, with any resulting gain or loss reflected in the consolidated statements of operations and comprehensive income.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)    Impairment of long-lived assets other than goodwill

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

For the years ended December 31, 2021, 2022 and 2023, the Group recognized impairment of long-lived assets other than goodwill of RMB21.4 million, RMB221.8 million and RMB5.2 million (US$0.7 million), respectively.

Impairment loss of long-lived assets mainly represented RMB21.4 million for the asset group related to store operating equipment and others for the year ended December 31, 2021, and RMB221.8 million for the asset group related to Luckin Coffee EXPRESS machines for the year ended December 31, 2022 and RMB5.2 million mainly for the assets in relation to Luckin Tea for the year ended December 31, 2023.

(p)    Derivative financial instrument

All contracts that meet the definition of a derivative are recognized on the Group’s consolidated balance sheets as either assets or liabilities and recorded at fair value. The Group’s derivative financial instruments primarily consisted of derivative asset bifurcated from the New Notes (see Note 12 Convertible Senior Notes for details). Changes in the fair value of derivatives are recognized in the Group’s consolidated statements of operations and comprehensive income as they were not qualified for hedge accounting. As of December 31, 2022 and 2023, there was no balance of the derivative instruments.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)    Fair value

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

The Group’s financial instruments include cash and cash equivalents and restricted cash, term deposits, short term investments, accounts payable, receivables from online payment platforms, accounts receivable and other receivables and payables. Cash equivalents, short term investments, term deposits and security deposits held in bank accounts for bank guarantee letters which is included in restricted cash are measured at fair value based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. The carrying values of financial instruments except for above mentioned items are measured at amortized cost, which approximate their fair values due to their short-term maturities.

(r)    Revenue recognition

	For the year ended December 31,
	2021		2022		2023		2023
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	6,659,218	83.6	10,223,720	76.9	18,677,390	75.0	2,630,655	75.0
Freshly brewed drinks	5,909,655	74.2	9,079,349	68.3	16,877,880	67.8	2,377,200	67.8
Other products	395,573	5.0	686,837	5.2	1,241,868	5.0	174,913	5.0
Others	353,990	4.4	457,534	3.4	557,642	2.2	78,542	2.2
Revenues from partnership stores	1,306,105	16.4	3,069,262	23.1	6,225,776	25.0	876,882	25.0
Total net revenues	7,965,323	100.0	13,292,982	100.0	24,903,166	100.0	3,507,537	100.0

A description of the principal revenue generating activities of the Group is as follows:

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)    Revenue recognition (continued)

Revenues from product sales

The Group offers freshly brewed drinks and other products and services (including pre-made food, beverage and merchandise items, membership and delivery services) mainly through its physical self-operated stores and online e-commerce platforms. Total revenues from product sales were RMB6,659.2 million, RMB10,223.7 million and RMB18,677.4 million (US$2,630.7 million) for the years ended December 31, 2021, 2022 and 2023, respectively, including revenues from self-operated stores of RMB6,528.2 million, RMB9,786.2 million and RMB17,880.1 million (US$2,518.4 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Revenues from product sales include:

●	Revenues from freshly brewed drinks. The Group offers an array of freshly brewed drinks, with a focus on freshly brewed coffee, supplemented with non-coffee drinks such as Luckin Exfreezo series. Net revenues from freshly brewed drinks were RMB5,909.7 million, RMB9,079.3 million and RMB16,877.9 million (US$2,377.2 million) for the years ended December 31, 2021, 2022 and 2023, respectively.
●	Revenues from other products. Other products mainly consist of food and beverage items, such as light meals and various merchandise, including premium instant coffee, inspirational cups and other consumer goods. Net revenues from other products were RMB395.6 million, RMB686.8 million and RMB1,241.9 million (US$174.9 million) for the years ended December 31, 2021, 2022 and 2023, respectively.
●	Revenues from others. Revenues from others mainly include delivery fees derived from self-operated stores paid by the customers and membership fees collected from the subscribed members. Revenues from others were RMB354.0 million, RMB457.5 million and RMB557.6 million (US$78.5 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs acting as a principal or the net amount acting as an agent. The Group is a principal for the substantial majority of product sales as the Group produces or obtains control of the specified goods before they are transferred to the customers, except for a portion of revenue from products sold on the Group’s own e-commerce platform, for which the Group’s obligation is to facilitate third-party merchants in fulfilling their performance obligation for the goods displayed on the Group’s own e-commerce platform acting as an agent. Revenue from product sales as an agent of RMB2.0 million, RMB1.2 million and RMB0.1 million (US$12.4 thousands) for the years ended December 31, 2021, 2022 and 2023, respectively.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)    Revenue recognition (continued)

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

For material sales, the Group’s performance obligation is to transfer required materials at fixed unit price to retail partners. The Group provides allowance for materials sales as consideration payable to retail partners when the partnership stores sell products to customers catering for the Group’s promotion strategy. Allowance for partnership stores is accounted for as a reduction of the transaction price, which is usually determined upon the completion of each order. Therefore, sales of materials are generally recognized on the partnership stores’ acceptance of materials, the settlement price is then deducted by the allowance provided to partnership stores that is determined upon the products are sold in partnership stores, if any. Revenue from material sales to partnership stores were RMB834.7 million, RMB2,011.2 million and RMB4,157.6 million (US$585.6 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

For equipment and store construction-related materials sales, the Group’s performance obligation is to transfer equipment at a fixed consideration with standard warranty provision and store construction-related materials to retail partners. The standard warranty is not a distinct performance obligation as it is intended to provide by the Group’s suppliers to the partners an assurance that the equipment complies with agreed-upon functionality described in the contract. Revenue from sales of equipment which needs installation and testing for the intended use is recognized at point in time when equipment is installed and tested to be ready to use. Revenue from sales of store construction-related materials is recognized at point in time upon receipt. Revenue from equipment and store construction-related materials sales to partnership stores were RMB178.8 million, RMB278.1 million and RMB877.2 million (US$123.5 million) for the years ended December 31, 2021, 2022 and 2023, respectively, and warrant liability was immaterial.

For profit-sharing, the Group provides the integrated store operation solution, which includes the right to use brand name of Luckin Coffee or Luckin Tea, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, etc., in exchange for the profit-sharing based on the gross profit of retail sales. The Group recognizes the profit-sharing revenue from partnership stores at a variable consideration calculated using a tiered percentage approach, which is based upon the partnership stores’ monthly gross profits. The Group offers a price concession to its retail partners by waiving the new stores’ profit-sharing for a period of time ranging from the first one month to three months, which is subject to the Group’s adjustment. Price concession for profit-sharing is accounted for as a reduction of the transaction price and deducts the revenue directly. Revenue from partnership stores’ profit-sharing were RMB144.8 million, RMB427.9 million and RMB680.2 million (US$95.8 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

The Group also provides other services including pre-opening services such as design of store decoration and provision of decoration materials and delivery service, which have distinct value to partnership stores and are recognized upon completion of the respective performance obligations. Other revenues from partnership stores were RMB147.8 million, RMB352.1 million and RMB510.8 million (US$71.9 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)    Revenue recognition (continued)

Contract balance

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group presents any unconditional rights to consideration separately as a receivable. The Group does not have material contract asset. The balance of accounts receivable, net of RMB0.2 million and RMB nil million (US$ nil) allowance for doubtful accounts, were RMB58.8 million and RMB80.7 million (US$11.4 million) as of December 31, 2022 and 2023, respectively.

Contract liability is mainly related to prepaid coupons to be provided to customers. Customers pay in advance for prepaid coupon. All prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use with a three-year validity period. Cash received from the sales of prepaid coupons are recognized as deferred revenues which are contract liabilities under ASC 606 and recognized as revenue when the customer redeems the coupons. However, a portion of the contract liability recognized as revenue may relate to coupons that the Company expects to expire, which is considered as a breakage amount. When the Company determines that it expects to be entitled to breakage, the estimated breakage is recognized as revenue in proportion to the pattern of rights exercised by the customer. As of December 31, 2022 and 2023, the balance of deferred revenues was RMB97.4 million and RMB123.4 million (US$17.4 million), respectively. Majority of the balance of deferred revenue as of December 31, 2022 was recognized as revenue in the year of 2023.

(s)    Costs of materials, store rental and other operating costs

Costs of materials consisted primarily of cost for coffee beans and coffee condiments, pre-made food and beverage items, packaging, supplies and warehouse. Store rental and other operating costs consisted primarily of rental expense of stores, staff costs, and utilities, etc.

(t)    Delivery expenses

Delivery expenses are the delivery service fee for delivery orders. The Group incurred delivery expenses of RMB819.5 million, RMB1,373.2 million and RMB2,010.7 million (US$283.2 million) for the years ended December 31, 2021, 2022 and 2023, respectively. Delivery expenses are separated out of sales and marketing expenses from the fiscal year 2021 to optimize the disclosure and better reflect the nature of expenses. This reclassification is retrospectively applied.

(u)    Sales and marketing expenses

Sales and marketing expenses consisted primarily of advertising expenditure, commission fees for third-party delivery platforms and subcontract service fee.

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses, which amounted to RMB243.7 million, RMB338.0 million and RMB801.1 million (US$112.8 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

(v)    General and administrative expenses

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, research and development expenses, share-based compensation, professional fees and daily office expenses and rental fees for general corporate functions.

Research and development expenses are included in general and administrative expenses, which are mainly payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and data analysis to support the Group’s business operations. The Group charged RMB251.7 million, RMB301.4 million and RMB338.8 million (US$47.7 million) of research and development costs to expense for the years ended December 31, 2021, 2022 and 2023, respectively.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)    Store preopening and other expenses

Store preopening expenses mainly include store rental costs during the start-up of new stores. Other expenses include lease exit costs, such as the write offs of prepaid store rental costs, deposits and leasehold improvements. Costs incurred in connection with the start-up and closure of stores are expensed as incurred.

(x)    Leases

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)    Leases (continued)

Asset retirement obligations

The Group recognizes an asset and a liability for the fair value of required asset retirement obligations (“ARO”) when such obligations are incurred. The Group’s AROs are primarily associated with leasehold improvements, which, at the end of a lease, it is contractually obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, the Group records an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. As such, the Group amortizes the asset on a straight-line basis over the lease term and accretes the liability to its nominal value using the effective interest method over the lease term. Upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as a gain or loss in store rental and other operating expenses on its consolidated statements of operations and comprehensive income.

The Group leases offices to third parties. The arrangements are in nature of operating leases, therefore, the assets subject to operating lease are measured at their carrying value under property, plant and equipment on the Group’s consolidated balance sheets and continue to depreciate based on the estimated useful life. Rental income is recognized over the lease term on a straight-line basis.

(y)    Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with no further conditions to be met are recognized as income in “Other income/(expenses), net” or as a reduction of specific operating costs and expenses for which the grants are intended to compensate. If the government subsidies are related to an asset, it is recognized as a deduction of the carrying amount of the asset when it is probable that the conditions are met and then recognized ratably over the expected useful life of the related asset as a reduction to the related amortization or depreciation in the consolidated statements of operations and comprehensive income. Government subsidies of RMB47.1 million, RMB78.0 million and RMB71.2 million (US$10.0 million) were recorded in “Other income/(expenses), net” for the years ended December 31, 2021, 2022 and 2023.

(z)    Income taxes

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

The Group accounts for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income as income tax expenses. The accrued interest and penalties related to unrecognized tax benefit for the years ended December 31, 2021, 2022 and 2023 were RMB nil, RMB4.5million and RMB7.6 million (US$1.1 million), respectively, which represent the Group’s best estimate, in accordance with current PRC tax laws and regulations.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)    Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB247.3 million, RMB333.5 million and RMB530.3 million (US$74.7 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

(bb)    Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income included net income and foreign currency translation adjustments that are presented in the consolidated statements of operations and comprehensive income.

(cc)    Segment reporting

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

(dd)    Net income per share

In accordance with ASC 260, Earnings per Share, basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares and participating securities during the period. Holders of Class A ordinary shares and Class B ordinary shares have the same dividend rights. For the calculation of diluted net income per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested restricted share units (“RSUs”) and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted income per share when inclusion of such effect would be anti-dilutive.

(ee)    Share-based compensation

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ff)    Comparative information

Certain items in prior years’ consolidated financial statements or disclosures have been reclassified to conform to the current period’s presentation to facilitate comparison.

Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, and delivery fees derived from self-operated stores paid by the Company’s customers. Before 2023, the definition of revenues from self-operated stores did not include delivery fees derived from self-operated stores paid by the Company’s customers. Comparative figures from previous periods presented were also adjusted to be consistent.

(gg)    Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. Under this ASU, public entities must annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). This ASU’s amendments are effective for all entities that are subject to Topic 740, Income Taxes, for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of this pronouncement on our disclosures.

The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.    PRINCIPAL RISKS

(a)   Credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short - term investment, term deposits, accounts receivable and receivables from online payment platforms. As of December 31, 2022 and 2023, the aggregate amounts of cash and cash equivalents and restricted cash of RMB3,316.8 million and RMB3,724.9 million (US$524.6 million), respectively, were held at major financial institutions located in the PRC and US$31.5 million and US$3.9 million (RMB27.8 million), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents and restricted cash are financially sound based on public available information.

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

3.    PRINCIPAL RISKS (CONTINUED)

(b)   Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive industry and believes that changes in the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows:

(i)	Supplier risk — The Group’s operations rely on some suppliers for its major raw materials including coffee beans, dairy, sugar and syrup, pre-made products and coffee machine equipment. There can be no assurance that the Group will be able to secure the raw materials, pre-made products and coffee machine equipment supply from these suppliers. Any termination or suspension of the supply arrangements, any change in cooperation terms, or the deterioration of cooperation relationships with these suppliers may materially and adversely affect the Group’s results of operations. No supplier accounted for 10% or more of the Group’s total purchasing for the years ended December 31, 2021, 2022 and 2023.

(ii)  Customer risk – The success of the Group’s business going forward will rely in part on the Group’s ability to continue to obtain and expand business from existing customers while also attracting new customers. No customer accounted for 10% or more of the Group’s revenues for the years ended December 31, 2021, 2022 and 2023.

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

(c)   Foreign currency exchange rate risk

From July 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation/ (depreciation) of the US$ against RMB was approximately (2.3)%, 8.2% and 2.9% for the years ended December 31, 2021, 2022 and 2023, respectively. The functional currency and the reporting currency of the Company, Luckin BVI and Luckin HK, Luckin Roasting, Luckin Trading HK and Luckin Roastery are the US$ and the RMB, respectively. The functional currency of the PRC subsidiaries and the VIE is the RMB. All of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents are denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Group’s cash flows, revenues, earnings and financial position in U.S. dollars.

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

4.    ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2022	2023
	RMB	RMB	US$

Receivables due from partners	20,235	31,611	4,452
Receivables due from corporate customers	38,738	49,054	6,909
Accounts receivable	58,973	80,665	11,361
Allowance for credit losses	(191)	—	—
Accounts receivable, net	58,782	80,665	11,361

5.    INVENTORIES

	As of December 31,
	2022	2023
	RMB	RMB	US$

Raw materials	886,336	1,487,226	209,471
Packaging and other supplies	289,537	651,634	91,781
Pre-made food and beverage items	30,594	65,140	9,175
	1,206,467	2,204,000	310,427

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6.    PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2022	2023
	RMB	RMB	US$
Deductible input VAT	747,067	1,113,018	156,765
Prepaid rental and deposits	169,485	191,972	27,039
Prepayments for materials and advertising fees	108,638	134,956	19,008
Prepaid operating expenses	36,573	81,293	11,450
Interest receivables	204	4,183	589
Others	15,752	19,496	2,746

	1,077,719	1,544,918	217,597

7.    PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Store operating equipment	1,341,127	2,417,877	340,551
Leasehold improvements	1,126,562	2,235,034	314,798
Office equipment and others	177,259	315,291	44,408
Office buildings	811,666	480,792	67,718
Assets subject to operating leases	—	346,223	48,764
Mechanical equipment	80,481	82,303	11,592
Construction in progress	53,103	345,904	48,720
	3,590,198	6,223,424	876,551
Less: accumulated depreciation	(1,546,362)	(2,036,969)	(286,901)
Less: impairment	(176,458)	(17,314)	(2,439)

	1,867,378	4,169,141	587,211

Depreciation expense was RMB465.2 million, RMB391.7 million and RMB604.0 million (US$85.1 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

In June 2018, the Group entered into a project cooperation agreement and a strategic cooperation agreement with Xiamen municipal government and UCAR Inc. (collectively as the “Tri-Party Agreement”), pursuant to which the Group acquired the new headquarters building under favorable pricing terms that came with commitments, including meeting certain requirements around tax contribution, operating performance and capital investments. On February 19, 2024, the Company entered into a new cooperation agreement with Xiamen municipal government, in which the commitments for the favorable pricing terms were modified. As of the date of this annual report, the Group is in the process of obtaining the real property ownership certificate for its headquarters.

As of December 31, 2022, the balance of impairment for property and equipment was RMB176.5 million, which consisted of RMB 175.7 million for store operating equipment (including RMB167.1 million for the asset group related to Luckin Coffee EXPRESS) and RMB 0.8 million for office equipment and others. During the year ended December 31, 2022 , impairment for property and equipment of RMB220.7 million (US$32.0 million) was provided, which was mainly related to a full impairment for Luckin Coffee EXPRESS machines due to historical underperformance and updated strategy and business projections for Luckin Coffee EXPRESS machines determined by the management. Impairment provision of RMB107.8 million for Luckin Coffee EXPRESS and RMB 17.0 million for store operating equipment and others were written off for the year ended December 31, 2022.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

As of December 31, 2023, the balance of impairment for property and equipment was RMB17.3 million (US$2.4 million), which mainly consisted of RMB 11.7 million for store operating equipment and RMB 5.6 million for office equipment and others (including RMB 4.5 million for assets in relation to Luckin Tea).

During the year ended December 31, 2023, impairment for property and equipment of RMB5.2 million (US$0.7 million) was provided, which was mainly related to a full impairment for assets in relation to Luckin Tea due to the permanent closure of related business. Impairment provision of RMB164.6 million for store operating equipment and others, which primarily consisted of provision for Luckin Coffee EXPRESS, were written off for the year ended December 31, 2023.

8.    OTHER NON-CURRENT ASSETS, NET

	As of December 31,
	2022	2023
	RMB	RMB	US$
Long-term guarantee deposits(1)	181,477	397,737	56,020
Prepayments for equipment, net	119,009	354,005	49,861
Land use rights, net(2)	26,081	31,950	4,500
Prepaid leasehold improvements	1,177	2,874	405
Interest receivable non-current	—	2,926	412

	327,744	789,492	111,198
(1)	Long-term guarantee deposits mainly represent rental and renovation deposits over 1 year.
(2)	Land use rights represent payments to the local government authorities for use of lands for 50 years, net of accumulated amortization. As of December 31, 2022 and 2023, the carrying amounts of land use rights are RMB26.1 million and RMB32.0 million, respectively, which represent the result of their original values of RMB26.7 million and RMB33.1 million, netting off accumulated amortization of RMB0.6 million and RMB1.2 million, respectively. Land use rights are amortized on a straight-line basis with amortization expenses of RMB0.15 million, RMB0.2 million and RMB0.6 million (US$0.1 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

9.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2023
	RMB	RMB	US$
Payroll and welfare payables	372,795	746,185	105,098
Payables for the purchase of property and equipment	120,227	529,448	74,571
Payables for office supplies and utilities	238,466	455,001	64,086
Payables for delivery costs	210,779	260,153	36,642
Payables for advertising expenditures	55,261	132,211	18,622
Other taxes payables	105,970	102,241	14,400
Payables for professional service fees(1)	132,430	37,065	5,220
Others	139,497	294,673	41,504

	1,375,425	2,556,977	360,143
(1)

For the year ended December 31, 2023, the Company reversed RMB 44.7 million (US$ 6.3 million) of accrued professional service fees following the settlement with certain underwriters relating to indemnification of their defense costs in connection with the Fabricated Transactions.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.  RELATED PARTY TRANSACTIONS

(a)	Related parties

Names of related parties	Relationship with the Company
Shanghai Tianshu Zhixin Semiconductor Co., Ltd (“Tianshu”)	An entity significantly influenced by the Company’s controlling shareholder
Goumei (Zhejiang) Information Technology Co., Ltd (“Goumei”)	An entity significantly influenced by the Company’s controlling shareholder
(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

Services received from:
—Goumei	—	13,947	48,258	6,797

Assets purchased from
—Tianshu	—	—	33,850	4,768

Total	—	13,947	82,108	11,565

(c)Other than disclosed elsewhere, the Group had the following significant amounts due to related party as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Amounts due to:
—Goumei	3,932	4,530	638
—Tianshu	—	27,080	3,814
Total	3,932	31,610	4,452

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2021, 2022 and 2023, profit appropriation to statutory reserve for the Group’s entities incorporated in the PRC was approximately RMB2.0 million, RMB33.0 million and RMB132.5 million (US$18.7 million), respectively. No appropriation to other reserve funds was made for any of the periods presented.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2022 and 2023, restricted net assets of the Company’s PRC subsidiaries and the VIE were RMB7,647.7 million and RMB10,061.4 million (US$1,417.1 million), respectively.

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

Due to the Event of Default, 100% of the principal of the Notes in the amount of US$460 million, the unpaid interest in the amount of US$3.3 million and US$6.8 million, and the additional interest in the amount of US$1.1 million and US$3.1 million were due and accrued as of December 31, 2020 and 2021, respectively. The Notes balances included the principal, the unpaid interest and the additional interest were recorded as non-current liabilities with total amount of US$464.4 million as of December 31, 2020 and current liabilities with total amount of US$469.9 million as of December 31, 2021. The accrued interest, additional interest and the unamortized issuance cost of the Notes with total amount of US$5.5 million, US$0.3 million and US$nil were charged against the interest expenses in the consolidation statements of operations and comprehensive income for the years ended December 31, 2021, 2022 and 2023, respectively.

Subsequently in January 2022, a restructuring of the Notes was substantially consummated (as disclosed below), pursuant to which, the Notes were cancelled and the Company issued instructions to distribute certain consideration to all eligible holders of the Notes. The Group derecognized the Notes and recognized newly issued instruments upon the effectiveness of the restructuring in January 2022 and issuance of additional ADSs in April 2022 pursuant to the top-up mechanism of the restructuring. Following the restructuring of the Notes, the originally non-current liabilities recorded under the Notes before was compromised. As of December 31, 2022 and 2023, the balance of liabilities related to the Notes was both nil.

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.  CONVERTIBLE SENIOR NOTES (CONTINUED)

In August 2022, the Group fully redeemed the New Notes. The aggregate redemption price of the New Notes was US$115.6 million, which constitutes the aggregate principal amount outstanding plus the aggregate accrued interest. The aggregate redemption price was paid from the Group’s available offshore cash balance. Following the redemption of the New Notes, US$18.3 million (approximately RMB124.1 million) gain from extinguishment of Series B Senior Secured Notes was recognized in the consolidated statement of operations and comprehensive income.

According to ASC815, several options were identified and shall be bifurcated from the New Notes and separately accounted for as a derivative with fair value changes to be charged in the consolidated statements of operations and comprehensive income. Derivative asset bifurcated from the New Notes was US$5.4 million on the date of initial recognition, and marked to fair value of US$4.5 million on the derecognition date, with the fair value loss of approximately US$0.9 million (RMB 6.4 million) recorded in “Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes” for the year ended December 31, 2022. The derivative was derecognized as the Group paid off all of the outstanding amounts of the New Notes in August 2022.

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

In 2023, the Company issued 13,478,384 Class A ordinary shares for the vested options and restricted share units to the eligible employees.

The outstanding ordinary shares as of December 31, 2023 consisted of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

On January 7, 2022, the Company issued 12,307,692 Senior Preferred Shares to Joy Capital with the proceeds of US$10 million (RMB63.7 million) at a subscription price equal to US$0.8125 per share under the Investment Agreement.

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

As of December 31, 2023, the Company evaluated that the Senior Preferred Shares were not currently redeemable and it is not probable that the Senior Preferred Shares would become redeemable as there was no noted indicator of any Involuntary Liquidation Event, and recorded the Senior Preferred Shares as carrying value accordingly.

15.  SHARE BASED COMPENSATION

For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses recognized were RMB302.7 million, RMB398.0 million and RMB239.5 million (US$33.7 million), respectively. Share-based compensation expenses were allocated in operating expenses by function as follows:

	For the year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Sales and marketing expenses	9,185	17,452	11,422	1,609
General and administrative expenses	293,549	380,556	228,084	32,125
	302,734	398,008	239,506	33,734

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.  SHARE BASED COMPENSATION (CONTINUED)

2019 Equity Incentive Plan (continued)

The options granted under the 2019 Plan have a contractual term of 10 years. The options granted to the employees are to be vested over four years. For options granted in 2019, the vesting schedule of four years is subject to four equal annual rate of 25%, with the first 25% of the share options vesting on December 31, 2019, which is the first vesting date and 25% vesting on each anniversary day from the first vesting date thereafter over the next three years. For options granted in 2020 and 2021, the vesting schedule of four years is at the annual rate of 40%, 40%, 10% and 10%. The first 40% of share options shall vest on the first vesting date, which is December 31, 2020 and December 31, 2021, respectively, for options granted in 2020 and 2021, and accordingly, the remaining 40%, 10% and 10% shall vest on each anniversary day from the respective first vesting date.

A summary of the employee equity award activity under the 2019 Plan is stated below:

			Weighted-
			average
		Weighted-	remaining	Aggregate
	Number of	average	contractual	intrinsic
	options	exercise price	term	Value
		US$	Years	US$
Outstanding as of December 31, 2019	72,529,960	0.0002	9.05
Granted	25,917,240	0.0002	—
Exercised	—	0.0002	—	—
Forfeit	(38,418,992)	0.0002	—
Outstanding as of December 31, 2020	60,028,208	0.0002	8.83
Granted	2,795,600	0.0002	—
Exercised	—	0.0002	—	—
Forfeit	(2,370,736)	0.0002	—
Outstanding as of December 31, 2021	60,453,072	0.0002	7.91
Granted	—	—
Exercised	(32,008,561)	0.0002		88,097
Forfeit	—	0.0002
Outstanding as of December 31, 2022	28,444,511	0.0002	7.24
Granted	—	—
Exercised	(24,108,314)	0.0002
Forfeit	(243,016)	0.0002		82,205
Outstanding as of December 31, 2023	4,093,181	0.0002	6.34
Fully vested and expected to vest as of December 31, 2023	66,695,568	0.0002
Exercisable as of December 31, 2023	3,935,132	0.0002

The weighted average grant date fair value of options granted during the years ended December 31, 2021 was US$1.07 per share. There were no options granted in the years ended December 31, 2022 and 2023.

As of December 31, 2023, there was US$42 thousands of unrecognized share-based compensation expense for share options granted, which are expected to be recognized over a weighted average period of 1.0 years.

The aggregated intrinsic value for share options exercised during the year ended December 31, 2023 and for share options fully vested and expected to vest and exercisable as of December 31, 2023 was calculated based on the closing price of the Company’s Ordinary Shares on the last trading day in 2023 of US$27.28 per ADS (equivalent to US$3.41 per Ordinary Share).

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.  SHARE BASED COMPENSATION (CONTINUED)

2021 Equity Incentive Plan

On January 25, 2021, the Company announced the adoption of a 2021 Equity Incentive Plan (the “2021 Plan”) to retain, attract and motivate employees and directors by providing them with equity incentives. The 2021 Plan has a ten-year term, and has a maximum number of 222,769,232 Class A ordinary shares, represented by 27,846,154 American Depositary Shares, available for issuance pursuant to all awards under the 2021 Plan. The Company may grant options, restricted shares, restricted share units and other form of awards pursuant to the 2021 Plan. Substantially all the RSUs granted under the 2021 Plan are subjected to both performance condition and service condition. Before 2023, the RSUs granted were mainly vested within one year. Starting from 2023, the RSUs granted to directors and employees are mostly vested in four years. The vesting schedule of four years are 15%- 25%- 25%- 35% or 25%-25%-25%-25%. Each tranche of the RSUs granted has a separate grant date, because the board of directors has discretion in determining and approving the performance objectives, a mutual understanding of the terms and conditions does not exist until the Company’s objectives are approved and communicated with the employees. Compensation expenses are recognized in a straight-line basis from the grant date of each tranche to the vesting date of such tranche. As of December 31, 2023, 49,494,272 shares have been legally granted but not expensed since the unsatisfaction of accounting grant date.

A summary of the employee equity award activity under the 2021 Plan from accounting perspective is stated below:

		Weighted-Average
		Grant-Date
	Number	Fair Value
	of RSUs	US$
Unvested as of December 31, 2020	—	—
Granted	40,842,760	1.09
Vested	(31,943,824)	1.10
Forfeited or cancelled	(6,368,184)	1.06
Unvested as of December 31, 2021	2,530,752	1.09
Granted	45,722,392	1.26
Vested	(43,329,376)	1.26
Forfeited or cancelled	(739,472)	1.30
Unvested as of December 31, 2022	4,184,296	1.23
Granted	10,551,248	3.05
Vested	(13,239,120)	2.52
Forfeited or cancelled	(117,792)	3.08
Unvested as of December 31, 2023	1,378,632	2.56

The weighted average grant-date fair value of the restricted share units granted during the years ended December 31, 2021, 2022 and 2023 was US$1.09, US$1.26 and US$3.05 per share, respectively.

As of December 31, 2023, there was US$1.4 million of unrecognized share-based compensation expense related to restricted share units, which are expected to be recognized over a weighted average period of 0.49 years.

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.  SHARE BASED COMPENSATION (CONTINUED)

The assumptions used to estimate the fair value of the share options granted to employees were as follows:

		2021
Risk-free interest rate		1.04%
Expected volatility		74.49%
Expected dividend yield		0.00%
Exercise multiple		2.20
Expected post-vesting forfeiture rate		0.00%
Fair value of share option	US$	1.07

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

Singapore

Under the current laws of Singapore, the Group’s subsidiaries in Singapore are subject to 17% income tax rate on any taxable income accruing in or derived from Singapore, or received in Singapore from outside Singapore.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Most of the Group’s PRC subsidiaries and consolidated VIE are subject to the statutory income tax rate of 25%.

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. Luckin Coffee Information Technology (Xiamen) Ltd, Co. renewed the privilege of HNTEs and enjoyed a reduced 15% enterprise income tax rate from November 2023 to November 2026.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.  TAXATION (CONTINUED)

PRC (continued)

From January 1, 2020 to December 31, 2024, enterprises registered in the Hainan Free Trade Port that are engaged in encouraged industries and are substantially in operation will be subject to a reduced 15% enterprise income tax rate. Luckin Trading (Hainan) Ltd, Co. and Luckin Coffee (Haikou) Ltd, Co. were qualified as such enterprises and enjoyed 15% preferential income tax rate.

From 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20%, an exemption at 75% or 87.5% for the assessable taxable profits under RMB 1.0 million, an exemption at 50% or 75% for the assessable taxable profits between RMB 1.0 million and RMB 3.0 million, for qualified small enterprises with low profits. The actual preferential corporate income tax rates after considering the exemption were 2.5%, 2.5% and 5% for assessable taxable profits less than RMB 1.0 million, respectively, for the year ended December 31, 2021, 2022 and 2023, while the rates were 10%, 5% and 5% for the assessable taxable profits between RMB1.0 million and RMB3.0 million from 2021 to 2023. The policy of the actual preferential corporate income tax rates of 5% after considering the exemption will continue to be implemented until December 31, 2027.

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

The components of (loss)/income before tax are as follows:

	For the year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
(Loss)/income before tax
Non-PRC	617,090	(331,744)	(123,731)	(17,427)
PRC	(102,298)	1,458,494	3,231,090	455,089
Total (loss)/income before tax	514,792	1,126,750	3,107,359	437,662

Income tax expenses/(benefits)
Current income tax expenses	360	144,032	401,039	56,485
Deferred tax expenses/(benefits)	(64,221)	494,472	(141,613)	(19,946)
Income tax (benefits)/expenses	(63,861)	638,504	259,426	36,539

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.  TAXATION (CONTINUED)

PRC (continued)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2021, 2022 and 2023 to income tax expense were as follows:

	For the year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Earnings before income taxes	514,792	1,126,750	3,107,359	437,662

Income tax expenses computed at PRC statutory
income tax rate of 25%	128,698	281,688	776,840	109,416
Additional deduction for R&D expenses	(11,095)	(13,516)	(19,397)	(2,732)
Non-deductible share-based compensation expenses	58,581	80,440	45,722	6,440
Non-deductible expenses and non-taxable income	9,415	(9,967)	5,378	757
Deferred tax assets writeoff related to closure entities	—	8,266	(401)	(56)
Expiration of tax loss	—	—	43,438	6,118
Effect of tax rate changes on deferred tax	—	—	725	102
Recognition of uncertain tax benefits	—	29,325	24,536	3,456
Change of valuation allowance	60,352	220,774	(609,815)	(85,891)
Effect of preferential tax rate	(158,362)	(18,626)	(48,123)	(6,778)
Effect of International tax rates	(155,242)	76,378	29,047	4,091
Prior-year tax filing difference	3,792	(16,258)	11,476	1,616

Income tax (benefits)/expenses	(63,861)	638,504	259,426	36,539

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Deferred tax assets
Donation	1,264	680	96
Accrued expenses	29,867	31,368	4,418
Accrued welfare	29,662	55,920	7,876
Impairment loss of long-lived assets and investments	327,764	4,568	643
Allowance for doubtful accounts	5,398	5,756	811
Tax losses	1,149,639	694,459	97,813
Valuation allowance	(1,335,125)	(442,669)	(62,349)

Total deferred tax assets, net	208,469	350,082	49,308

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.  TAXATION (CONTINUED)

Deferred Taxes (Continued)

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2022, the Company and most of its subsidiaries and VIE were in cumulative loss position, except some new entities with immaterial taxable income. As of December 31, 2023, Company re-evaluated the realization of deferred tax assets given the largely reduced uncertainty of the Company’s business performance after a certain number of the Company’s operation entities have turned cumulative profits from cumulative losses. The valuation allowance of RMB1,335.1 million and RMB442.7 million (US$62.3 million) as of December 31, 2022 and 2023 was primarily provided for the deferred income tax assets of certain subsidiaries, which were not able to utilize portion or all of the benefits of the deferred tax assets due to lack of sufficient sources of qualified taxable income. The change of valuation allowance in 2023 includes RMB282.6 million derecognition of deferred tax assets in relation to temporary difference for certain entity since new information was received in current year. The derecognition of such temporary differences would not impact the Company’s income tax expenses due to full valuation allowance provided as December 31, 2022.

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

As of December 31, 2023, the Group had accumulated tax losses of RMB2,729.5 million (US$384.4 million) derived from entities in the mainland PRC, which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2024 to 2028 if not utilized.

Unrecognized Tax Position

As of December 31, 2022 and 2023, unrecognized tax benefits were RMB80.9 million and RMB79.5 million (US$11.2 million), among which, RMB 54.7 million and RMB57.6 million (US$8.1 million) of unrecognized tax benefits as of December 31,2022 and 2023,respectively, would impact the effective tax rate if ultimately recognized after considering valuation allowance. The unrecognized tax benefits were primarily related to deemed sales of free coupons to customers. The unrecognized tax benefits represent a reduction of the deferred income tax assets for tax loss carry forwards since the uncertain tax position would reduce the tax loss carry forwards under the tax law and the estimated income tax expenses the Group would be required to pay should its revenue for tax purposes be recognized in accordance with current PRC tax laws and regulations. The amounts of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time.

A roll-forward of unrecognized tax benefits is as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Balance at beginning of year	54,956	80,930	11,399
Additions/(Deduction) based on tax positions related to the current year	25,974	(1,410)	(199)

Balance at end of year	80,930	79,520	11,200

The Company’s tax returns continue to remain effectively subject to examination by China tax authorities for the years 2019 through 2023.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.  NET INCOME PER SHARE

Basic and diluted net income per share for the years presented were calculated as follows:

	For the year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Numerator:
Net income	578,653	488,246	2,847,933	401,123
Less: Net income attributable to non-controlling interests	108	—	—	—
Net income attributable to ordinary shareholders	578,545	488,246	2,847,933	401,123

Denominator:
Weighted average number of shares – basic	2,051,263,478	2,473,078,408	2,532,109,710	2,532,109,710
Adjustments for dilutive options and RSUs	84,580,779	43,195,219	453,592	453,592
Weighted average number of shares – diluted	2,135,844,257	2,516,273,627	2,532,563,302	2,532,563,302

Basic net income per share attributable to ordinary shareholders	0.29	0.20	1.12	0.16
Diluted net income per share attributable to ordinary shareholders	0.27	0.19	1.12	0.16

Generally, basic net income per share is computed using the weighted average number of ordinary shares and Senior Preferred Shares outstanding during the respective year. Senior Preferred Shares were considered as participating securities under ASC 260, therefore, they are included in the computation of basis shares. Diluted net income per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive ordinary shares included RSUs and options to purchase ordinary shares of 84,580,779, 43,195,219 and 453,592 for the years ended December 31, 2021, 2022 and 2023 on a weighted average basis, respectively.

18.  LEASES

The Group enters into lease agreements to have leasing for self-operated stores, office spaces, and other corporate assets that the Group utilizes.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Right-of-use assets	2,003,997	5,186,855	730,553

Operating lease liabilities – current	880,873	1,851,310	260,752
Operating lease liabilities – non-current	1,024,274	3,114,855	438,718
Total operating lease liabilities	1,905,147	4,966,165	699,470

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2023 were as follows:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	1.78
Weighted average discount rate	3.943%

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.  LEASES (CONTINUED)

During the years ended December 31, 2022 and 2023, the Group incurred total operating lease expenses of RMB854.6 million and RMB1,399.2 million (US$197.1 million), respectively, and operating lease payment of RMB 875.7 million and RMB1,442.0 million (US$203.1 million), respectively.

As of December 31, 2023, the Group has entered into operating leases that have not yet commenced of RMB143.7 million (US$20.2 million), primarily related to store leases. These leases will commence between fiscal year 2024 and fiscal year 2028 with lease terms ranging from 12 months to 122 months.

Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year consisted of the following as of December 31, 2023:

	RMB	US$
2024	1,851,310	260,752
2025	1,510,927	212,810
2026	997,107	140,440
2027	569,961	80,277
2028 and thereafter	386,414	54,425
Less: interest	(349,554)	(49,234)

Total	4,966,165	699,470

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

19.  PROVISION FOR SEC SETTLEMENT (CONTINUED)

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

For the years ended December 31, 2021, 2022 and 2023, provision for SEC settlement of negative RMB1,146.5 million, nil and nil were charge in the Group’s consolidated statements of operations and comprehensive income, respectively.

20.  COMMITMENTS AND CONTINGENCIES

(a)Capital commitments

The Group’s capital commitments primarily relate to investing activities contracted but not yet reflected in the financial statements.

The following table sets forth the Group’s contractual obligations and commercial commitments as of December 31, 2023:

	Payment Due by Period
		Less than			More than
	Total	1 year	2–3 years	4–5 years	5 years

	(in thousands of RMB)
Factory and office building construction commitments	67,162	59,941	7,221	—	—
Fixed assets purchasing commitment	549,715	549,715	—	—	—
Total	616,877	609,656	7,221	—	—

Other than those shown above, the Group did not have any significant capital commitments as of December 31, 2023.

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

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)   Legal proceedings (continued)

U.S. Department of Justice Investigation (the “DOJ”)

The Group was contacted by the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) following the Group’s public disclosure on April 2, 2020 relating to the Fabricated Transactions. The SDNY indicated that it had commenced an investigation into the Fabricated Transactions. The Group apprised the SDNY of the relevant Chinese laws that restrict the Group from providing evidence and information without prior approval from the Chinese Ministry of Justice, and is committed to cooperating with the DOJ to the extent permissible under the applicable PRC laws. The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation. No liability or loss was recognized as of December 31, 2022 and 2023 and for the year then ended.

Ministry of Finance Investigation

On May 6, 2020, the Ministry of Finance of the PRC initiated its investigation into the accounting information of two entities of the Group. On July 31, 2020, the Ministry of Finance of the PRC announced its investigation has been substantially completed. The Ministry of Finance of the PRC further announced that they would impose and publish its relevant penalty decision to the Group in due course. The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation. No liability or loss was recognized as of December 31, 2022 and 2023 and for the year then ended.

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

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)   Legal proceedings (continued)

On May 26, 2020, June 18, 2020, and June 23, 2020, putative securities class actions complaints were filed in the Supreme Court of the State of New York, County of New York, against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. The lawsuits variously alleged that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements, in violation of Sections 11, 12 and 15 of the Securities Act. On October 16, 2020, the court appointed co-lead plaintiffs and consolidated the lawsuits under the caption In re Luckin Coffee Inc. Securities Litigation, 651939/2020 (N.Y. Sup. Ct.). A consolidated amended complaint was filed on December 23, 2020, adding claims against investment vehicles owned by former officers and directors of Luckin and Luckin’s agent for service of process, Cogency Global. The amended complaint also asserted claims under the Securities Act on behalf of a class of purchasers of convertible senior notes issued by Luckin in January 2020 (the “Notes Class”). On January 9, 2022, the Company reached an agreement in principle with the lead plaintiffs in the State Class Action to resolve claims that have been or could be filed on behalf of a class of purchasers of the Notes who did not release their claims in connection with the Scheme. The State Class Settlement received final approval from the State Court on April 28, 2023.

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

Certain individuals and institutions claiming to be ADS investors have made informal demands for the company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020, but have not commenced legal proceedings. In the aggregate, the investors that have made informal demands have asserted losses in excess of US$325 million. On April 13, 2023, two of those investors commenced legal proceedings against the Company in the High Court of the Repulic of Singapore, seeking to recover an alleged loss of US$145.8 million in the aggregate. These legal proceedings are currently in an early stage of development, and the Company intends to use its best efforts to defend.

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

(c)   Provision for U.S. securities litigation

The Company has been named as a defendant in various U.S. securities litigations described in “Note 20. Commitments And Contingencies – (b) legal proceedings. Where possible, the Company contests liability and/or the amount of damages appropriate in each pending matter. Where available information indicates that it is probable that a liability had been incurred as of the date of the consolidated financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues a provision for that loss in accordance with ASC450. The Company’s estimate of probable losses from these litigations is based on either the amount of a settlement (if a settlement has been reached), the Company’s most recent offer made to a claimant (if no settlement has been reached but settlement negotiations have begun) or the implied recovery represented by the Federal Class Action Settlement (where no settlement negotiations have begun). The actual loss could be greater or smaller than our current estimate.

The Company recorded a provision for equity litigation of US$187.5 million (approximately RMB1,226.1 million) in the year ended December 31, 2020. The Company recorded an additional US$24.4 million (approximately RMB155.3 million), US$41.9 million (approximately RMB280.0 million) and US$12.6 million (approximately RMB92.2 million) in the year ended December 31, 2021, 2022 and 2023. As of December 31, 2022 and 2023, the balance of payable for equity litigants settlement was US$4.9 million (approximately RMB33.8 million) and US$16.4 million (approximately RMB116.3 million), respectively.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	214,992	30,752	4,331
Amounts due from subsidiaries	12,534,774	13,043,055	1,837,076
Prepaid expenses and other current assets	6,910	2,778	391
Total current assets	12,756,676	13,076,585	1,841,798

Non-current assets:
Investments in subsidiaries and VIE	(5,736,325)	(2,926,400)	(412,175)
Other non-current assets	—	—	—
Total non-current assets	(5,736,325)	(2,926,400)	(412,175)

Total assets	7,020,351	10,150,185	1,429,623

LIABILITIES AND SHAREHOLDERS’ DEFICITS
Current liabilities:
Amounts due to subsidiaries	247,743	309,318	43,567
Accrued expenses and other current liabilities	111,525	10,108	1,425
Convertible senior notes	—	—	—
Payable for equity litigants settlement	33,796	116,314	16,382
Total current liabilities	393,064	435,740	61,374
Total liabilities	393,064	435,740	61,374

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed balance sheets (continued)

	As of December 31,
	2022	2023
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Mezzanine equity:
Convertible senior preferred shares (US$0.000002 par value; 307,692,307 and 307,692,307 shares authorized as of December 31, 2022 and 2023, respectively; 307,692,307 and 307,692,307 issued and outstanding as of December 31,2022 and 2023, respectively)	1,578,040	1,578,040	222,262
Total Mezzanine equity	1,578,040	1,578,040	222,262

Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value;19,692,307,693 and 19,692,307,693 shares authorized as of December 31, 2022 and 2023, respectively, 2,079,801,956 and 2,093,280,340 issued and outstanding as of December 31, 2022 and 2023, respectively)	23	23	3
Class B ordinary shares (US$0.000002 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 144,778,552 and 144,778,552 issued and outstanding as of December 31, 2022 and 2023, respectively)	2	2	0
Additional paid-in capital	16,073,063	16,445,195	2,316,257
Accumulated deficit	(11,421,145)	(8,705,759)	(1,226,181)
Accumulated other comprehensive income	397,304	396,944	55,908
Total shareholders’ equity	5,049,247	8,136,405	1,145,987

Total liabilities and shareholders’ equity	7,020,351	10,150,185	1,429,623

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive income

	For the year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

General and administrative expenses	(85,567)	(39,773)	(46,722)	(6,581)
Sales and marketing expenses	—	—	(566)	(80)
Losses and expenses related to Fabricated Transactions and restructuring	(246,410)	(69,233)	32,422	4,567
Foreign exchange loss	(138)	(8,817)	3,320	468
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	—	(6,381)	—	—
Share of (losses)/income from subsidiaries and VIE	(40,522)	791,186	2,949,195	415,385
Gain from extinguishment of Series B Senior Secured Notes	—	124,139	—	—
Interest income	296	576	2,476	349
Other (expense)/income	(4,784)	—	—	—
Interest and financing expenses	(35,490)	(23,484)	—	—
Provision for SEC settlement	1,146,474	—	—	—
Provision for equity litigants settlement	(155,314)	(279,967)	(92,192)	(12,985)
Net income before income taxes	578,545	488,246	2,847,933	401,123
Net income	578,545	488,246	2,847,933	401,123
Net income attributable to the Company’s ordinary shareholders	578,545	488,246	2,847,933	401,123

Net income	578,545	488,246	2,847,933	401,123
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	102,802	(69,552)	(360)	(51)
Total comprehensive income	681,347	418,694	2,847,573	401,072

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of cash flows

	For the year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	1,383,630	(587,039)	(184,240)	(25,950)
Net cash (used in)/provided by investing activities	—	—	—	—
Net cash provided by/(used in) financing activities	1,514,660	(2,276,260)	—	—
Net (decrease)/increase in cash and cash equivalents	2,898,290	(2,863,299)	(184,240)	(25,950)
Cash and cash equivalents at beginning of the years	180,001	3,078,291	214,992	30,281
Cash and cash equivalents at end of the years	3,078,291	214,992	30,752	4,331

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

The parent company records its investments in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries and the VIE” and their respective profit or loss as “Share of loss in subsidiaries and the VIE” on the condensed statements of comprehensive income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary or VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary or VIE or is otherwise committed to provide further financial support. If the subsidiary or VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net loss not recognized during the period the equity method was suspended.

The subsidiaries and VIE did not pay any dividends to the Company for the years presented.

22.SUBSEQUENT EVENT

In January 2024, 12,307,688 Senior Preferred Shares were converted to 1,538,461 ADSs at the request of the holder of such Senior Preferred Shares pursuant to the Certificate of Designation. To consummate such conversion, 12,307,688 Senior Preferred Shares had been re-designated as 12,307,688 Class A Ordinary Shares.

In March 2024, the Company terminated its contractual arrangements with VIE because (i) the foreign restricted licenses and permits held through the VIE are not necessary for the Company’s business operations as currently conducted, and (ii) the Company believes the termination of these arrangements help to optimize its corporate governance structure. Due to the termination, the financial results of the VIE will no longer be consolidated into the Company’s consolidated financial statements for accounting purpose from the termination date.