Form 20-F
period 2024-12-31
Luckin Coffee Inc.
filed 2025-03-31
CIK 1767582

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

2,124,695,348 Class A Ordinary Shares, par value US$0.000002 per share, 144,778,552 Class B Ordinary Shares, par value US$0.000002 per share, and 295,384,619 senior convertible preferred shares, par value US$0.000002 per share, as of December 31, 2024.

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

Yes ☐	No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing eight of the Company’s Class A Ordinary Shares;
●	“Beijing Wholly Foreign Owned Enterprise”, or “Beijing WFOE”, refers to Beijing Luckin Coffee Co., Ltd.;
●	“CAC” refers to the Cyberspace Administration of China;
●	“CSRC” refers to the China Securities Regulatory Commission;
●	“Certificate of Designation” refers to the certificate of designation dated November 30, 2021 that the Company adopted to create and issue a new series of preferred shares;
●	“China” or “PRC” refers to the People’s Republic of China; and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;
●	“Class A Ordinary Shares” refers to the Company’s Class A Ordinary Shares of par value US$0.000002 per share;
●	“Class B Ordinary Shares” refers to the Company’s Class B Ordinary Shares of par value US$0.000002 per share;
●	“Company” refers to Luckin Coffee Inc., a Cayman Islands exempted company in which investors in the ADSs are purchasing an interest; it is a holding company that does not conduct operations;
●	“former variable interest entity” or “Former VIE” refers to Beijing Luckin Coffee Technology Ltd., which is a PRC company whose financial results had been consolidated into our consolidated financial statements for accounting purposes for the years ended or as of December 31, 2022 and 2023, but has not been an entity in which we own equity interest; due to the termination of the contractual arrangements entered into by and among the Beijing WFOE, the Former VIE and its shareholders in March 2024, the financial results of the Former VIE will no longer be consolidated into our consolidated financial statements for accounting purposes since the date of termination;
●	“GMV” refers to the transaction amount from the sales of freshly brewed and non-freshly brewed items through self-operated stores and partnership stores;
●	“item sold” refers to an item transacted on our mobile apps or through third-party platforms in a given period, regardless of whether the item was paid for or was merely ordered through our free product marketing initiative;
●	“Luckin,” “we,” “us,” “our company,” “Group” and “our” refer to Luckin Coffee Inc., a Cayman Islands exempted company, its subsidiaries and, only in the context of describing our consolidated financial statements for the years ended or as of December 31, 2022, 2023 and 2024, its former variable interest entity;
●	“Luckin Group” refers to Luckin Coffee Group Co., Ltd., which previously was also referred as Luckin Coffee (China) Co., Ltd., or Luckin China;
●	“Ordinary Shares” as of the date hereof refers to the Company’s Class A and Class B Ordinary Shares of par value US$0.000002 per share and, prior to the completion of the Company’s initial public offering, its Ordinary Shares and angel-1 and angel-2 shares of par value US$0.001 per share;
●	“our mobile apps” refers to our self-developed mobile apps, primarily including Luckin mobile apps and Weixin mini program;

●	“PRC subsidiaries” refers to Luckin Coffee Group Co., Ltd., Beijing Luckin Coffee Co., Ltd., Luckin Investment (Tianjin) Co., Ltd., Luckin Coffee Roasting (Pingnan) Co., Ltd., Luckin Coffee Food (Jiangsu) Co., Ltd., Luckin Coffee Trading (Xiamen) Co., Ltd., Luckin Coffee Development (Yunnan) Co., Ltd., Luckin Coffee Food (QingDao) Co.,Ltd., Guangdong Luckin Coffee Co., Ltd., Luckin Supply Chain Management (Xiamen) Co., Ltd. and their respective subsidiaries in the context of describing their activities.
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“Senior Preferred Shares” refers to a series of preferred shares of the Company of par value US$0.000002 per share, designated as “Senior Preferred Shares” pursuant to the Certificate of Designation;
●	“Shares” refers to shares in the capital of the Company of any or all classes as the context may require, including any Ordinary Shares or Senior Preferred Shares;
●	“SKUs” refers to stock keeping unit, a distinct type of item for sale;
●	“transacting customer” refers to a customer who bought at least one item we offer on our mobile apps or through third-party platforms in a given period, regardless of whether the customer paid for the item or merely ordered through our free product marketing initiative. Each unique mobile account is treated as a separate customer for purposes of calculating transacting customer; and
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.2980 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 27, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

Due to the constant evolution of the social, legal, and economic environments, we face various risks and uncertainties related to doing business in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business and accept foreign investments. For example, we face risks associated with regulatory approvals on offshore securities offerings, oversight on cybersecurity and data privacy as the PRC legal system and regulatory environment continue to rapidly evolve. The PRC government has recently published new policies that significantly affected various industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China.”

Corporate Structure

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China, but instead are purchasing equity securities of a Cayman Islands holding company, Luckin Coffee Inc., which primarily operates its business in China through its PRC subsidiaries.

Historically, we, through the Beijing WFOE, entered into a series of contractual arrangements with the Former VIE as well as its shareholders so that we could hold certain foreign restricted licenses and permits, such as the internet content provider license (the “ICP license”), through the Former VIE. Though the Former VIE has not been an entity in which we own equity interests or through which we operate business, its financial results had been consolidated into our consolidated financial statements before the Termination Date. See “Item 4. Information on the Company—4.C. Organizational Structure—Former Contractual Arrangements with the Former VIE and Its Nominee Shareholders” for details on these contractual arrangements.

On March 15, 2024 (the “Termination Date”), we terminated these contractual arrangements because (i) the foreign restricted licenses and permits held through the Former VIE are not necessary for our business operations as currently conducted, and (ii) we believe the termination of these arrangements help to optimize our corporate governance structure. Historically, the financial contribution of such Former VIE was not material to the Group. For the years ended December 31, 2022 and 2023 and for the period from January 1, 2024 to the Termination Date, the Former VIE did not contribute any external revenues to the Group’s total revenues. As of December 31, 2023, total assets of the Former VIE, excluding amounts due from other companies in the Group, equaled to nil percent of the Group’s consolidated total assets as of the same date. Due to the termination, the financial results of the Former VIE have not been consolidated into the Group consolidated financial statements for accounting purpose since the Termination Date. As of December 31, 2024, no assets of the Former VIE was included in the Group’s consolidated total assets due to the termination in March 2024. In March 2024, we disposed our entire equity interest in the Former VIE and no consideration was received. At the time of disposal, the Former VIE was in a net liability position, and the overall financial results of the Former VIE was negligible to the Group; accordingly, the financial impact of this disposal was immaterial. The disposal was not a strategic shift of the Group’s business and would not have a material impact on the Group’s business, therefore the disposal did not qualify as discontinued operations.

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

A summary of the principal risks we face is set forth below.

Risks Relating to the Fabricated Transactions, Internal Investigation, Internal Control, Offshore Restructuring and Related Matters

●	The Fabricated Transactions (as defined in Item 3.D. Risk Factors) first disclosed in 2020 have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, and required significant time and attention from our senior management, among other adverse impacts.
●	We are the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the Fabricated Transactions first disclosed in 2020, which have had and could continue to have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims and material liabilities.
●	We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, and may be subject to such lawsuits in the future, including class action lawsuits that, absent settlement, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and our reputation.
●	Matters relating to or arising from the Fabricated Transactions and the Internal Investigation, including adverse publicity and potential concerns from our customers, suppliers or others with whom we do business, have had and could continue to have an adverse effect on our business and financial condition.
●	If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

Risks Relating to Our Business and Industry

●	If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.
●	We face intense competition in China’s coffee industry and food and beverage sector in general, and our products are not proprietary. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.
●	Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talent. If we fail to hire, train, retain or motivate our staff, our business may suffer.

●	Failure to maintain the quality and safety of our products could have a material and adverse effect on our reputation, financial condition and results of operations.
●	Any significant disruption in our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would materially and adversely affect our business, reputation, financial condition and results of operations.
●	A significant interruption in the operations of our third-party suppliers, retail partners and service providers could potentially disrupt our operations
●	Our business generates and processes a large amount of data, which subjects us to evolving governmental regulations and other legal obligations related to privacy, cybersecurity, information security and data protection, many of which are subject to changes and uncertain interpretations. Any failure to comply with these governmental regulations and legal obligations, improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The PRC government exerts substantial influence over the manner in which we conduct our business and may intervene in our offerings conducted overseas or foreign investment in China-based issuer. Any actions by the PRC government to exert more oversight and discretion could result in a material adverse change in our operations, which may consequently have a material adverse effect on our financial condition, results of operations and our future prospects or hinder our ability to offer or continue to offer securities to investors. In such events, our Ordinary Shares and ADSs could decline in value or become worthless. For details, see pages 38 and 39 of this annual report.
●	Changes in laws, regulations and policies in China could adversely affect us. We could be adversely affected by uncertainties with respect to the PRC legal system because the interpretations and enforcement of many laws, regulations, and rules may be subject to changes. Since the PRC legal system and regulatory environment continue to rapidly evolve, rules and regulations in China can change quickly with little advance notice. For details, see pages 39 and 40 of this annual report.
●	If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections. For details, see page 40 of this annual report.
●	Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB determines in the future that it no longer has full access to inspect or fully investigate our auditors. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States. For details, see pages 40 and 41 of this annual report.
●	Various legislative and regulatory developments related to overseas listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the United States and the trading prices of our ADSs. For details, see page 41 of this annual report.

●	Cash in our business in the PRC may not be available to fund operations or for other use outside of the PRC due to the rules and restrictions under relevant PRC laws and regulations regarding the transfer of cash. We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. In particular, the ability of our PRC subsidiaries to pay dividends may be subject to foreign exchange restrictions and dividends may be paid only out of the distributable profits of our PRC subsidiaries as defined under the PRC laws and regulations. For details, see pages 41 and 42 of this annual report.
●	The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering (including equity securities and debt securities) or other activities in overseas capital markets, and, if required, we cannot predict whether or for how long we will be able to obtain such approval. For details, see pages 42, 43 and 44 of this annual report.

Risks Relating to the ADSs

●	Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares and the ADSs may view as beneficial.
●	Our Senior Preferred Shares have rights, preferences and privileges that are not held by, and are preferential to, the rights of our Ordinary Shares and ADSs, which could result in the interests of the holders of our Senior Preferred Shares differing from those of the holders of our Ordinary Shares and ADSs.
●	The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

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

Historically, we, through the Beijing WFOE, entered into a series of contractual arrangements with the Former VIE as well as its shareholders so that we can hold certain foreign restricted licenses and permits, such as the ICP license, through the Former VIE. Though the Former VIE has not been an entity in which we own equity interests or through which we operate business, its financial results had been consolidated into our consolidated financial statements before the Termination Date for accounting purposes. See “Item 4. Information on the Company—4.C. Organizational Structure—Former Contractual Arrangements with the Former VIE and Its Nominee Shareholders” for details on these contractual arrangements.

In March 2024, we terminated these contractual arrangements because (i) the foreign restricted licenses and permits held through the Former VIE are not necessary for our business operations as currently conducted, and (ii) we believe the termination of these arrangements help to optimize our corporate governance structure. For the condensed consolidating schedule that disaggregates the parent company, the Former VIE and its consolidated subsidiaries for Luckin Coffee Inc. for the years ended December 31, 2022 and 2023 and for the period from January 1, 2024 to the Termination Date, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Holding Company Structure—Condensed Consolidating Schedule.”

As used in this annual report, “we,” “us,” “our company,” “our,” “Group” or “Luckin” refers to Luckin Coffee Inc. and its subsidiaries, and also its Former VIE, in the context of describing Luckin Coffee Inc.’s consolidated financial information for the years ended or as of December 31, 2022, 2023 and 2024.

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

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China due to the constant evolution of the social, legal, and economic environments. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. We could be adversely affected by uncertainties with respect to the PRC legal system. Rules and regulations in China can change quickly with little advance notice. In addition, as the regulatory environment continues to rapidly evolve, the interpretation and enforcement of PRC laws and regulations involve additional uncertainties. Since PRC administrative rules may be subject to changes, which may affect our business, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.

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

As the PRC legal system and regulatory environment continue to rapidly evolve, the PRC government has recently published new policies that affected various industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. While we believe that our business operations comply with relevant PRC laws and regulations currently in force in all material respects, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on companies like us. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or become worthless.

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

Investors in our securities should note that to the extent cash in our business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to the rules and restrictions on the ability of Luckin Coffee Inc. or its subsidiaries under the PRC laws and regulations to transfer cash. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Luckin Coffee Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to holders of our securities. For example, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For details about the applicable PRC regulations and rules relating to such cash transfers through our Group and the associated risks, see “—Risks Relating to Doing Business in China—Cash in our business in the PRC may not be available to fund operations or for other use outside of the PRC due to the rules and restrictions under the PRC laws and regulations to the transfer of cash. We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. In particular, the ability of our PRC subsidiaries to pay dividends may be subject to foreign exchange restrictions and dividends may be paid only out of the distributable profits of our PRC subsidiaries as defined under the PRC laws and regulations,” “—Risks Relating to Doing Business in China—Governmental regulations of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” and “Item 4. Information on the Company—4.A. History and Development of the Company—Recent Regulatory Development—Regulations on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.”

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

In accordance with the applicable PRC laws and regulations, the funds can be transferred between Luckin Coffee Inc., our PRC subsidiaries and the investors. Cash is transferred among (a) the holding company, namely Luckin Coffee Inc., (b) our Cayman subsidiary, namely First Ray International Holdings (Cayman) Limited, (c) our BVI subsidiaries, namely Luckin Coffee Investment Inc., Luckin Coffee International Holdings Inc. and First Ray Holdings Limited, (d) our Hong Kong subsidiaries, namely Luckin Coffee (Hong Kong) Limited (“Luckin HK”), Luckin Coffee Roasting (Hong Kong) Limited (“Luckin Roasting HK”), Luckin Coffee Hong Kong Operation Limited (“Luckin HK Operation”), and Luckin Coffee Trading (Hong Kong) Limited (“Luckin Trading HK”), and (e) the PRC subsidiaries, which are wholly owned by the Hong Kong subsidiaries, in the following manner: (i) funds are transferred to the PRC subsidiaries, from the Company as needed through our Cayman subsidiary, BVI subsidiaries, and Hong Kong subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by the PRC subsidiaries to Luckin Coffee Inc. through our Hong Kong subsidiaries,BVI subsidiaries, and Cayman subsidiary.

As of December 31, 2024, Luckin Coffee Inc. made cumulative capital contributions of US$1,647.8 million to its PRC subsidiaries through its intermediate holding companies which were accounted as loans to its intermediate holding companies of Luckin Coffee Inc. These funds have been used by the PRC subsidiaries for their operations. In the future, cash proceeds raised from overseas financing activities may be transferred by us through Luckin HK to Luckin Group via capital contribution and shareholder loans, as the case may be. Luckin Group then will transfer funds to its subsidiaries to meet the capital needs of our business operations. In addition, as of December 31, 2024, Luckin Coffee Inc. also made cumulative capital contributions of US$2.0 million, through its intermediate holding company, to Luckin Trading HK and Luckin Coffee (SGP) Pte.Ltd.

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

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (“Section 404”), requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In 2024, our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2024. Based on this evaluation, we concluded that internal control was effective as of December 31, 2024. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm has issued an attestation report, which has concluded that as of December 31, 2024, our internal control over financial reporting was effective.

Even though we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2024, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected.

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

We commenced our operations in October 2017 and have achieved significant growth since our inception. We expanded from a single trial store in Beijing to 14,540 self-operated stores and 7,749 partnership stores in more than 300 cities in China (including Hong Kong) and 51 self-operated stores in Singapore as of December 31, 2024. We also recently expanded into Malaysia via granting exclusive franchise rights to a local partner to open Luckin Coffee stores in Malaysia. We had 334.0 million cumulative transacting customers as of December 31, 2024. At the same time, we continue to evaluate our store performance and adjust our business plan accordingly. Our limited operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth rates may decline for any number of possible reasons and some of them are beyond our control, including decreasing customer spending, increasing competition, declining growth of China’s coffee industry or China’s food and beverage sector in general, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our product offerings and may explore new operating models to bring greater convenience to our customers and to increase our customer base and the number of transactions. However, the execution of any new business plans is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. Further, we may bear additional expenses and costs, including the negotiation of adjusted arrangements with suppliers, when we adjust our business plan. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the trading price of the ADSs could decline. In addition, since our business model is innovative in China’s coffee industry, it may increase the difficulty in evaluating our business and future prospects based on our historical operational or financial results.

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

We launched our retail partnership model initiative in September 2019, and opened our first partnership store in October 2019. The retail partnership model has become increasingly important to our business as a whole. Our revenues from partnership stores were RMB3,069.3 million, RMB6,225.8 million, and RMB7,745.3 million (US$1,061.3 million) in 2022, 2023, and 2024, which represented 23.1%, 25.0%, and 22.5% of our total revenues, respectively. The retail partnership model may subject us to a number of risks, including but not limited to:

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

We have incurred significant operating losses attributable to the Company since our inception in June 2017. Although we had operating income of RMB1,156.2 million, RMB3,025.6 million and RMB3,538.1 million (US$484.8 million), respectively, for the years ended December 31, 2022, 2023 and 2024, we may not be able to maintain our profitability in the future.

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

We have a limited number of suppliers for our raw materials, pre-made food and beverage items, machines, delivery service to our customers and warehouse and fulfillment service. In 2024, we purchased our coffee beans mainly from four suppliers, dairy, including plant-based raw materials such as coconut milk, mainly from four suppliers, syrup mainly from two suppliers and pre-made food and beverage items from a few selected sources, and we also mainly rely on two delivery service providers to provide most of the delivery service to our customers and cooperate with three warehouse and fulfillment service providers for our inventory storage and fulfillments between warehouses and from warehouses to our stores.

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

Our supply chain and delivery services may be disrupted by other factors, including but not limited to, improper supply chain management, regulatory changes or noncompliance, surging market demand for our products or raw materials and extreme weather, natural disasters, health epidemics and other calamities. Any such disruptions may result in loss of potential orders, failures to deliver the customer order on time, or at all, and negative impact on the results of our business operations, financial performance and reputation.

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

To complement our business and strengthen our market-leading position, we may form strategic alliances or make strategic investments and acquisitions from time to time. In addition, we continually evaluate the potentials of new business initiatives or new markets. We may experience difficulties in integrating our operations with the newly invested or acquired businesses, executing new business initiatives, managing our expansion, implementing our strategies or achieving expected levels of net revenues, profitability, productivity or other benefits. For example, in 2022, due to historical underperformance and updated strategy and business projections, we recorded a full impairment of RMB221.8 million for Luckin Coffee EXPRESS machines. In 2023, due to operational strategy adjustments, we decided to cease all operations under Luckin Tea, and thus recorded a full impairment of RMB4.5 million (US$0.6 million) for assets in relation to Luckin Tea. Therefore, we cannot assure you that our investments, acquisitions, cooperation and new business initiatives will benefit our business strategy, generate sufficient net revenues to offset the associated costs, or otherwise result in the intended benefits.

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

We have invested significantly in sales and marketing activities to promote our brand and our products and to deepen our relationships with customers. We incurred RMB570.1 million, RMB1,286.5 million, and RMB1,920.3 million (US$ 263.1 million) in sales and marketing expenses for the years ended December 31, 2022, 2023, and 2024, respectively. We also regularly offer coupons and vouchers to increase our customer base, retain our existing customers or promote new products, and such promotion activities might not be sustainable.

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

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses and permits to operate our business, including but not limited to business licenses, food operation licenses, fire safety inspections, single-purpose prepaid card filings, and commercial franchise filings. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations. If we or our retail partners fail to obtain the necessary licenses, permits and approvals, we may be subject to fines, confiscation of the gains derived from the related stores or the suspension of operations of the related stores. We may also experience adverse publicity arising from such noncompliance with government regulations that negatively impacts our brand. We may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new stores. If we fail to obtain the material licenses, our store opening and expansion plan may be delayed. In addition, there can be no assurance that we will be able to obtain and/or renew all of the approvals, licenses and permits required for our existing business operations upon their expiration in a timely manner or at all, which could adversely affect our business operations. The following are some particular risks and potential negative consequences regarding certain lack of requisite approvals, licenses or permits, without prejudice to the generality of the foregoing.

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

We have experienced significant cash outflow from operating activities in the past. Though we have had cash inflows in recent years, we cannot guarantee that we will maintain that positive operating cash position in the future. If our cost of continuing operations increases in the future or our cash generated from operating activities does not meet our expectation, our operating cash position could worsen, and our business could be adversely affected because of the limited amount of cash available to meet the cash needs for operating our business and to fund our investments in our business expansion.

Though we have had net asset positions in recent years, we could have a net current liabilities position in the future, which would expose us to liquidity risk. Our future liquidity and ability to make additional capital investments necessary for our operations and business expansion will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will be able to renew existing bank facilities or obtain other sources of financing.

We have undertaken strategic partnerships which may not be successful. If our collaboration with any of our strategic partners is terminated or curtailed, or if we are no longer able to benefit from the business collaborations with our strategic partners, our business may be adversely affected.

Our business has benefited from our collaborations with our strategic partners, including Weixin, in the areas such as mobile ordering and payment and joint marketing. We have entered into certain collaborations or alliances, with our business partners historically from time to time. We cannot assure you that such alliances or partnerships will contribute to our business, and we might not be able to maintain our cooperative relationships with our strategic partners and their respective affiliates in the future. If the services provided by these strategic partners become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us for any reason, our business may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with any of these strategic partners, it may be very difficult for us to identify other alternative partners, which may divert significant management attention from existing business operations and adversely impact our daily operation and customer experience.

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

The cost, availability and quality of our principal raw material, such as Arabica coffee beans, coffee condiments, tea leaves, as well as pre-made food and beverage items, are important to our operations. We usually enter into fixed-price purchase agreements with suppliers of raw materials and pre-made food and beverage items with a term of one year. However, such contract prices may be renegotiated when there is significant fluctuation in the market price of these products. For example, coffee bean prices have risen in recent years due to climate change, supply chain disruptions, and increasing global demand, thus impacting our raw material costs. If the cost of raw materials and pre-made products increases after expiration of existing agreements, due to large market price fluctuation or due to any other reason, our business and results of operations could be adversely affected.

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

We experience seasonality in our business. We generally experience fewer purchase orders during certain periods of a year, such as winter and the Chinese New Year holidays. We also experience fluctuations in the types of products sold as a result of weather changes that affect consumers’ preference for different drinks, which have different average selling prices and margin profiles. However, we cannot guarantee that such trend will be indicative of our future performance. Therefore, our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of the ADSs may fluctuate from time to time due to seasonality.

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

Furthermore, on September 24, 2024, Measures on Network Data Security Management was promulgated, which took effect on January 1, 2025. The regulations regulate network data processing activities, ensure network data security, and promote the lawful, reasonable, and effective use of network data.

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

On February 12, 2025, the Administrative Measures on Personal Information Protection Compliance Audits, or the Measures on Compliance Audits was promulgated by the CAC, which will take effect on May 1, 2025. According to the Measures on Compliance Audits, “personal information protection compliance audits” means the examination and evaluation of whether the personal information processing activities by the personal information processors comply with laws and administrative regulations, and personal information processors who process the personal information of more than 10 million people shall conduct personal information protection compliance audits at least once every two years. Furthermore, the Measures on Compliance Audits enumerate the key focus when conducting “personal information protection compliance audits”.

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

We generally enter into long-term leases of approximately three to five years with an option to renew for our stores. Rent for our leases is typically fixed amounts and subject to annual or biennially incremental increases as stipulated in the lease agreements, variable rent linked to the store performance, or fixed amounts plus a variable rent rate linked to the store performance. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be materially and adversely affected. If we are unable to renew the leases for our store sites, we will have to close or relocate the store, which could subject us to decoration and other costs and risks, and loss of existing customers, and could have a material and adverse effect on our business and results of operations. In addition, the relocated store may not perform as well as the existing store.

In 2018, we and UCAR Inc. entered into a project cooperation agreement and a strategic cooperation agreement (collectively, the “2018 Agreements”) with the Siming District Government and the Xiamen Municipal Government, respectively, (collectively “Xiamen Government”) pursuant to which we purchased our new headquarters under favorable pricing terms that came with certain commitments, including meeting certain requirements of tax contribution, operating performance and capital investments from 2019 to 2023. We were not able to obtain the real property ownership certificates of the new headquarters under the 2018 Agreements since we did not meet the requirements thereof. In 2024, we entered into a new cooperation agreement with the government of Siming District of Xiamen municipality (the “2024 Agreement”), pursuant to which we are entitled to obtain real property certificates of the new headquarters in batches over a five-year term from 2022 to 2026 upon satisfaction of certain requirements of tax contribution, operating performance and capital investments from 2022 to 2026. We have fulfilled our commitments under the 2024 Agreement in 2022, 2023 and 2024, and we have obtained certain real property certificates of the new headquarters. However, as of the date of this annual report, we cannot be sure that we will be able to continue to fulfill our commitments under the 2024 Agreement. Therefore, we cannot rule out the risk of contract disputes, such as claims for liquidated damages arising from any failure to fulfill our commitments, under both the 2018 Agreements and 2024 Agreement. Additionally, we cannot assure you that we can successfully obtain the necessary real property certificate. If we are unable to obtain the real property certificate, under applicable PRC property law, the property right of the real estate may not be effectively transferred to us until it is registered by the relevant registration authority, and therefore we may not have the full legal right to use, own or dispose the real estate.

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

We face an inherent risk of liability claims or complaints from our customers. Most of the customer complaints we received were related to feedback regarding products not matching customer expectations including in aspects such as taste, quality, and appearance, long waiting times, and the quality of service provided by our staff. We take these complaints seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all customer complaints.

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

In addition, we may be subject to other claims relating to our transactions with our suppliers, business partners and other third parties. For example, in November 2020, UCAR Inc. approached us seeking payment for certain historical expenses UCAR Inc. allegedly paid on behalf of us, including but not limited to the costs incurred for leasehold improvements of certain office space that we occupied. In September 2021, UCAR Inc. initiated an arbitration proceeding against Luckin Group in China International Economic and Trade Arbitration Commission, seeking to recover its costs and other relevant expenses allegedly incurred of approximately RMB38.4 million. In 2022, the arbitration proceeding was closed with the final judgment that we were obligated to pay approximately RMB31.7 million for the leasehold improvement and related legal fees. We have made full payment in 2022. There are uncertainties as to whether there would be other similar events and whether any of them would evolve into litigation or other formal proceedings.

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

As a public company, we may face additional exposure to claims and lawsuits. We had been and may, in the future, be subject to a number of legal proceedings, investigations and inquiries by governmental agencies, as well as a number of lawsuits filed by purchasers of our securities, including class action lawsuits. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. We anticipate that we will continue to be a target for lawsuits in the future, including other class action lawsuits. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operations, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. Following disclosure of the Fabricated Transactions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Our new retail business model relies heavily on mobile-based systems, telecommunications networks and digital infrastructure. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers that we rely on. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our mobile apps. We cannot assure you that the digital infrastructure and the telecommunications networks we rely on will be able to support the demands associated with the continued growth in digital usage.

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

We adopted a share incentive plan in January 2019 (the “2019 Share Option Plan”) to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in our growth and performance. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2019 Share Option Plan is 79,015,500 Ordinary Shares. As of February 28, 2025, 66,695,568 options (excluding any granted options that were subsequently canceled or expired) have been granted and fully vested with 158,048 not yet exercised under the 2019 Share Option Plan. We also adopted an equity incentive plan in January 2021 (the “2021 Equity Incentive Plan”) to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of February 28, 2025, restricted share units to receive ADSs representing 180,465,952 Class A Ordinary Shares (excluding any granted restricted share units that were subsequently canceled) have been granted with restricted share units to receive ADSs representing 105,737,336 Class A Ordinary Shares vested under the 2021 Equity Incentive Plan. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.” For the avoidance of doubt, the 2019 Share Option Plan (and any award offered thereunder) is not replaced or superseded by the 2021 Equity Incentive Plan and both plans continue to operate contemporaneously and independently.

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

China’s coffee industry as well as China’s food and beverage market in general is affected by macroeconomic factors, including changes in international, national, regional and local economic conditions, employment levels, customer demand and discretionary spending. The majority of our stores are located in China and accordingly, our results of operations are affected by the macroeconomic conditions in China. Any deterioration of the PRC economy, decrease in disposable customer income and fear of a recession may lead to a reduction of customer demand and average spending per customer at our stores, which could materially and adversely affect our business, financial condition and results of operations. Moreover, the occurrence of a financial crisis, sovereign debt crisis, banking crisis or other disruptions in the global financial markets may have a material and adverse impact on our operating results.

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

We have obtained insurance to cover certain potential risks and liabilities that we face. In particular, following disclosure of the Fabricated Transactions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future. Moreover, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire insurance for all the potential risks we face in our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. As of the date of this annual report, we may not have adequate business interruption insurance to cover our operations and potential product liabilities.

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

We are a holding company with no operations of our own. We conduct substantially all of our operations in China through our subsidiaries in China and substantially all of our assets are located in China. As such, investors in our ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. In addition, all of our directors and executive officers except Mr. Joel A. Getz (namely Dr. Jinyi Guo, Wenbao Cao, Feng Liu, Sean Shao, Qianli Liu, Weihao (Michael) Chen, Jun Liu, Guiyi Chen, Jing An, Fei Yang, Shan Jiang, Weiming Zhou and Tian Zang) reside within the PRC for a significant portion of the time. See “Item 6. Directors, Senior Management and Employees — 6.A Directors and Senior Management” for the names of our executive officers. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons residing inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands, United States and many other countries and regions.

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

Historically, we, through the Beijing WFOE, entered into a series of contractual arrangements with the Former VIE as well as its shareholders so that we could hold certain foreign restricted licenses and permits, such as the ICP license, through the Former VIE. In March 2024, we terminated these contractual arrangements. Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the historical VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the Former VIE, if any, in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the Former VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the Former VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be adversely affected if the Former VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

As of February 28, 2025, Centurium Capital, our controlling shareholder, beneficially owns through its affiliates 17.4% of our total Class A Ordinary Shares, 100.0% of our total Class B Ordinary Shares and 100.0% of our total Senior Preferred Shares, representing 53.6% of the voting power of all of our Ordinary Shares and Senior Preferred Shares as a single class. See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” Centurium Capital’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law and our memorandum and articles of association, including authorization of a plan of merger, changes to our memorandum and articles of association and an increase of our authorized share capital.

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

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The PRC government exerts substantial influence over the manner in which we conduct our business and may intervene in our offerings conducted overseas or foreign investment in China-based issuer. Any actions by the PRC government to exert more oversight and discretion could result in a material adverse change in our operations, which may consequently have a material adverse effect on our financial condition, results of operations and our future prospects or hinder our ability to offer or continue to offer securities to investors. In such events, our Ordinary Shares and ADSs could decline in value or become worthless.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy may be affected by the level of government involvement, level of development, growth rate, rules regarding foreign exchange and allocation of resources etc. Our financial condition, results of operations and prospects are, to a material extent, subject to economic, political, and legal developments in China. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, if the macroeconomic condition or government policies in China experiences significant adverse changes, demand for our ability to maintain our operations may suffer, which will consequently have a material adverse effect on our financial conditions, results of operations and our future prospects. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. China’s economic growth is effected by series of governmental measures, such as allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Specifically, the PRC government has significant oversight over the conduct of our business, if we fail to do business in compliance, we may potentially suffer a material adverse effect on our operations. The PRC government has also recently indicated an intent to exert more oversight over securities offerings that are conducted overseas and foreign investment in China-based issuers, which could impact our ability to raise capital in international capital markets. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

While the Chinese economy has experienced significant growth over past decades, any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

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

As the PRC legal system and regulatory environment continue to rapidly evolve, the PRC government has recently published new policies that affected various industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. While we believe that our business operations comply with relevant PRC laws and regulations currently in force in all material respects, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on companies like us. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or become worthless.

Changes in laws, regulations and policies in China could adversely affect us. We could be adversely affected by uncertainties with respect to the PRC legal system because the interpretations and enforcement of many laws, regulations, and rules may be subject to changes. Since the PRC legal system and regulatory environment continue to rapidly evolve, rules and regulations in China can change quickly with little advance notice.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China due to constant evolution of the social, legal, and economic environments. Rules and regulations in China can change quickly with little advance notice. In addition, the interpretation, as the regulatory environment continues to rapidly evolve, the interpretations and enforcement of PRC laws and regulations involve additional uncertainties. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new, and the PRC legal system and regulatory environment continue to rapidly evolve, the interpretations and enforcement of many laws, regulations and rules may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.

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

As an auditor of companies that are publicly traded in the United States and a firm registered with the PCAOB, our independent registered public accounting firm is required under the laws of the United States to undergo regular inspections by the PCAOB. However, because substantially all of our operations are conducted within China, our independent registered public accounting firm’s audit documentation related to their audit report included in this Form 20-F is located in China. Prior to 2022, the PCAOB was unable to conduct full inspections in China or review audit documentation located within China without the approval of Chinese authorities, which was not granted. Accordingly, prior to 2022, the PCAOB had not inspected our independent registered public accounting firm or reviewed documentation related to the audit of our financial statements.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The previous lack of PCAOB inspections of audit work undertaken in China prevented the PCAOB from evaluating our auditor’s audits and its quality control procedures. Without the benefit of PCAOB inspections, shareholders and investors may lose confidence in our reported financial information and procedures and the quality of our financial statements. Additionally, pursuant to the HFCAA and related legislation, a company whose auditor is unable to be inspected for two consecutive years may have its securities delisted from the U.S. national securities exchanges.

In 2022, the PCAOB announced that it signed a Statement of Protocol with the CSRC and the Ministry of Finance, which it described as the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and subsequently vacated its 2021 determination that the positions taken by authorities in mainland China and Hong Kong prevented it from inspecting and investigating completely registered public accounting firms headquartered in those jurisdictions.

In view of the PCAOB’s decision to vacate its 2021 determination and until such time as the PCAOB issues any new adverse determination, the SEC has stated that there are no issuers at risk of having their securities subject to a trading prohibition under the HFCAA. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our control.

If the PCAOB in the future makes another determination it is not able to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, the Company will again become a Commission-Identified Issuer and subject to potential delisting pursuant to the HFCAA. Such delisting would limit the liquidity of our common stock and our access to U.S. capital markets, and could increase the volatility of the trading price of our stock, and as a result the market price of our common stock could be materially adversely affected.

Various legislative and regulatory developments related to overseas -listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the United States and the trading prices of our ADSs.

We may be affected by the legislative and regulatory developments related to overseas -listed China-based companies. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council issued Several Opinions Concerning Lawfully and Strictly Cracking Down Illegal Securities Activities, pursuant to which the supervision of overseas listed China-based companies will be strengthened and the development of relevant regulatory systems in the PRC will be promoted. Furthermore, according to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of offering and listing on a different market. If an overseas listed company purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof. Furthermore, on July 30, 2021, Gary Gensler, the chair of the SEC, released a statement that, among other things, outlined efforts by the SEC to seek certain disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. The statement also indicated efforts of the SEC to engage in targeted additional reviews of filings for companies with significant China-based operations. Recently, there have been heightened tensions in international economic relations, such as those between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia. In addition, the political tensions between the United States and China have escalated due to, among other things, trade disputes, sanctions imposed by the U.S. Department of the Treasury (the “Treasury”) on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the president executive orders in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States. Our ADS prices may be materially and adversely affected in light of any such developments.

Cash in our business in the PRC may not be available to fund operations or for other use outside of the PRC due to the rules and restrictions under relevant PRC laws and regulations regarding the transfer of cash. We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. In particular, the ability of our PRC subsidiaries to pay dividends may be subject to foreign exchange restrictions and dividends may be paid only out of the distributable profits of our PRC subsidiaries as defined under the PRC laws and regulations.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to rules and restrictions under the PRC laws and regulations applicable to Luckin Coffee Inc. or its subsidiaries to transfer cash.

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

For details about the applicable PRC regulations and rules relating to such cash transfers through our Group, see “Item 4. Information on the Company–4.A. History and Development of the Company–Recent Regulatory Development–Regulations on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.” and “– Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering (including equity securities and debt securities) or other activities in overseas capital markets, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas listed companies.

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

We may be subject to laws and regulations in the PRC relating to anti-monopoly and anti- unfair competition.

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

Furthermore, on May 6, 2024, the SAMR promulgated the Interim Provisions on Anti-Unfair Competition on the Internet, which came into effect on September 1, 2024. The Interim Provisions on Anti-Unfair Competition on the Internet prohibits business operators from using the internet, big data, algorithms or other technical means to affect the choice of users or by other means to conduct traffic hijacking, interference, malicious incompatibility and other acts to impede or destroy the normal business operation of network products or services lawfully provided by other business operators.

The heightened regulatory scrutiny of business operators under the relevant laws and regulations may increase our compliance costs, and subject us to heightened risks and challenges. We cannot assure you that our business operations comply with the regulations and authorities’ requirements in all respects. If we are found to have any non-compliance issues by relevant authorities, we may be subject to fines and other penalties, and our reputation and business operations may be materially and adversely affected.

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

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances. The relevant government authorities may examine whether an employer has made adequate payments of the requisite employee benefit payments, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

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

As of the date of this annual report, all of our PRC subsidiaries have completed the required social insurance and housing fund registration; however, we have not made adequate contributions to social insurance and housing fund for some of our employees. We have recorded accruals for the estimated underpaid amounts of social insurance and housing fund in our financial statements for the fiscal year ended December 31, 2024. Going forward, we may be required by relevant government authorities to pay any other outstanding amount, and we may also be subject to late fees or fines. If we fail to make the outstanding employee benefit plans contributions within the prescribed time frame, we may be subject to a fine of up to three times the amount of the overdue payment. If we are otherwise subject to investigations related to noncompliance with labor laws and are imposed severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

Noncompliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operations.

We have been subject to the regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to the requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. If we are otherwise subject to investigations related to noncompliance with labor laws when we decide to terminate some of our employees or otherwise change our employment or labor practices and are imposed severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected. We engage independent third-party service providers to recruit some outsourced staff. A majority of our part-time storefront staff were such outsourced staff as of December 31, 2024. We believe that we are in compliance with labor-related laws and regulations of the PRC. However, the relevant governmental authorities may take a different view and impose punishment, such as fines, on us.

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

Governmental regulations of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

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

The Anti-Monopoly Law promulgated by the Standing Committee of the NPC, which became effective in 2008 and amended in June 2022, and the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in 2008 and most recently amended in January 2024, require that where a concentration reaches certain thresholds, a declaration must be lodged in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented.

Complying with the requirements of these regulations to complete such transactions could be complex, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Furthermore, these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations as our company is an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview— Regulation—Regulations Relating to Stock Incentive Plans.”

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

Due to this dual-class share structure, our shareholders have experienced changes to their voting powers when certain Class B Ordinary Shares are converted into Class A Ordinary Shares, and our shareholders may experience future changes in the voting powers resulting from the factors including new Class B share conversion or future share issuances, among others. As of February 28, 2025, Class B Ordinary Shares constituted 5.3% of our total issued and outstanding share capital and 36.0% of the aggregate voting power of our total issued and outstanding share capital. As of February 28, 2025, Centurium Capital and its affiliates hold 100.0% of our Class B Ordinary Shares.

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

In April 2021, we announced that we had entered into an investment agreement (the “Investment Agreement”) with an affiliate of Centurium Capital, as the lead investor, and Joy Capital. On December 1, 2021, we announced that we closed the Investment Agreement with the lead investor, pursuant to which we issued and sold a total of 295,384,615 Senior Preferred Shares to the lead investor. On January 7, 2022, we closed the Investment Agreement with Joy Capital, pursuant to which we issued and sold a total of 12,307,692 Senior Preferred Shares to an affiliate controlled by Joy Capital. As of the date of this annual report, 295,384,619 Senior Preferred Shares are outstanding.

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

For the period from January 1, 2020 to June 29, 2020 (suspension by the Nasdaq of the trading of our ADSs on the Nasdaq), the daily closing trading prices of our ADSs ranged from US$1.38 to US$50.02 per ADS. Since our ADSs have been quoted on the OTC market, the daily closing trading prices of our ADSs ranged from US$1.54 to US$37.44 per ADS up to the date of this annual report. The daily closing trading prices of our ADSs ranged from US$18.01 to US$28.53 per ADS in 2024. The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

In addition, on October 14, 2021, we adopted a shareholder rights plan (the “Rights Plan”), which was amended on October 14, 2024 to extend its expiration date. The Rights Plan is filed as Exhibit 4.14 to this annual report, incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, furnished on October 14, 2021. The amendment is filed as Exhibit 4.15 to this annual report, incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, furnished on October 10, 2024 . The Rights Plan was amended in October 2024. Pursuant to the Rights Plan, if a person or group acquires 10% or more of our shares or voting power, except as specifically permitted under the Rights Plan, our shareholders other than such acquiring person or group will have the right to purchase additional securities from us at potentially a substantial discount to those securities’ fair market value, thus causing substantial dilution to the ownership of such acquiring person or group.

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

Based on the composition of our income and assets and the estimated value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our 2024 taxable year. However, there can be no assurances that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets, which, may be determined, in part, by reference to our market capitalization, which has been, and may continue to be, volatile). Therefore, fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or any future taxable year.

Moreover, it is not entirely clear how the contractual arrangements between us and our Former VIE are treated for purposes of the PFIC rules, which could affect our PFIC status for taxable years during which our VIE structure was in place. Furthermore, there are uncertainties as to how the PFIC rules apply with respect to our retail partnership model and, if we earn income from royalties under this model, the extent to which such royalties will be treated as active under the PFIC rules. In addition, our PFIC status for any taxable year may depend, in part, on how we operate our global franchise model. For these reasons, our PFIC status for any taxable year is uncertain.

As discussed in certain of our prior filings on Form 20-F, there may be some uncertainty regrading our PFIC status for certain of our prior taxable years. If we are or were a PFIC for any taxable year during which a U.S. investor owns our ADSs or Class A Ordinary Shares (even if we cease to be a PFIC in a later taxable year), certain adverse U.S. federal income tax consequences and additional reporting obligations will apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

On January 28, 2022, the Restructuring of the Notes as contemplated by the Scheme became effective, and was substantially consummated. Subsequently, the parties to the amended winding-up petition (filed in substitution on January 7, 2021) applied by consent to the Cayman Court for leave to withdraw or have the petition dismissed. By order of the Cayman Court dated February 25, 2022, the petition was dismissed and the JPLs were formally discharged with effect from March 4, 2022, bringing the provisional liquidation to a close. In addition, a final report was filed with the U.S. Bankruptcy Court on March 4, 2022 requesting entry of an order closing the Chapter 15 Case, and the U.S. Bankruptcy Court entered an order closing the Chapter 15 Case on April 8, 2022. In aggregate, in exchange for the Notes, we have issued consideration to creditors under the Scheme totaling US$245.5 million of cash, the New Notes and 9,527,601 ADSs representing 76,220,808 Class A Ordinary Shares, which includes 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme, of which 25,004 ADSs were not claimed by creditors and therefore 200,032 Class A Ordinary Shares underlying such unclaimed ADSs were returned to the Company. We announced the redemption in full of the New Notes on August 26, 2022, which were our only offshore debt securities. The aggregate redemption price of the New Notes was US$115.6 million, which constitutes the aggregate principal amount outstanding plus the aggregate accrued interest. The aggregate redemption price was paid from our available offshore cash balance. With the full redemption of the New Notes, the role of the Scheme Supervisors under the previously announced Scheme Supervisor Protocol was terminated. See “Note 13 Convertible Senior Notes” to the Company’s consolidated financial statements included in this annual report.

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

Measures on Network Data Security Management

On September 24, 2024, Measures on Network Data Security Management was promulgated and took effect on January 1, 2025. The regulations regulate network data processing activities, ensure network data security, and promote the lawful, reasonable, and effective use of network data.

Administrative Measures on Personal Information Protection Compliance Audits

On February 12, 2025, the Administrative Measures on Personal Information Protection Compliance Audits, or the Measures on Compliance Audits, was promulgated by the CAC, and will take effect on May 1, 2025. According to the Measures on Compliance Audits, “personal information protection compliance audits” means the examination and evaluation of whether the personal information processing activities by the personal information processors comply with laws and administrative regulations, and personal information processors who process the personal information of more than 10 million people shall conduct personal information protection compliance audits at least once every two years. Furthermore, the Measures on Compliance Audits enumerate the key focus when conducting “personal information protection compliance audits”.

Potential CSRC Approval or Filing Required for Future Overseas Securities Offering or Other Activities in Overseas Capital Markets

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas listed companies.

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

Material Licenses and Permits

As advised by our PRC legal counsel, King & Wood Mallesons, our PRC subsidiaries have obtained all material licenses and approvals required for our operations in China, except as disclosed in “Item 3. Key Information —3.D. Risk Factors—Risk Related to Our Business and Industry— Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.” For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry.”

Pursuant to the relevant laws and regulations in PRC where our PRC subsidiaries operate their business, we are required to maintain various approvals, licenses and permits, as well as to make certain filings, to operate our business, including business licenses, food operation licenses, fire safety inspections, single-purpose prepaid card filings and commercial franchise filings. If we fail to receive or maintain the necessary licenses, permits and approvals and make the necessary filings, we may be subject to fines, confiscation of the gains derived from the related operations or the suspension of related operations. If we inadvertently conclude that certain permissions or approvals are not required while the PRC regulatory authorities take a view that is contrary to our interpretation, we may be subject to fines, confiscation of the gains derived from the related operations or the suspension of related operations. If applicable laws, regulations or interpretations change and we are required to obtain certain permissions or approvals in the future, there can be no assurance that we will be able to obtain such permissions or approvals required for our existing business operations in a timely manner or at all, which could adversely affect our business operations.

Regulations on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

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

For PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. Under the HFCA Act, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, we were conclusively identified by the SEC under the HFCA Act as a Commission-Identified Issuer, in connection with our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. In 2022, the PCAOB announced that it signed a Statement of Protocol with the CSRC and the Ministry of Finance, which it described as the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and subsequently vacated its 2021 determination that the positions taken by authorities in mainland China and Hong Kong prevented it from inspecting and investigating completely registered public accounting firms headquartered in those jurisdictions. In view of the PCAOB’s decision to vacate its 2021 determination and until such time as the PCAOB issues any new adverse determination, the SEC has stated that there are no issuers at risk of having their securities subject to a trading prohibition under the HFCAA. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in the future is subject to uncertainty and depends on a number of factors out of our control. If the PCAOB in the future makes another determination it is not able to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, the Company will again become a Commission-Identified Issuer and subject to potential delisting pursuant to the HFCAA. Such delisting would limit the liquidity of our common stock and our access to U.S. capital markets, and could increase the volatility of the trading price of our stock, and as a result the market price of our common stock could be materially adversely affected. See also “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China— Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB determines in the future that it no longer has full access to inspect or fully investigate our auditors. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States.”

4.B.   Business Overview

Our Mission

To create lucky moments and inspire.

Our Vision

To build a world-class coffee brand and become a part of everyone’s daily life.

Our Values

At Luckin, our six core values define who we are and guide us in carrying out our mission and realizing our vision:

●	Customer-first — We strive to think from the customer’s perspective. This includes finding and meeting customers’ real needs in a timely manner and creating wonderful experiences with remarkable products and services.
●	Integrity — We strive to be transparent and do what is right. This includes following the rules, speaking the truth and being objective, honest and transparent.
●	Craftsmanship — We strive to provide products and services of the highest quality. This includes maintaining strict quality control measures, being receptive to the needs of our customers and continuously improving our products and services.
●	Innovation — We strive to stay curious and be open-minded about new ideas. This includes stepping out of our comfort zone and exploring ways to be at the forefront of new ideas and technology.
●	Ownership — We strive to work with passion and reach for excellence in whatever we do. This includes having an optimistic and proactive attitude to solving problems and being accountable for our actions.
●	Cooperation — We strive to build an environment of trust with every partner. This includes respecting the views of our partners, sharing information with our partners and thinking from the perspective of our partners.

Overview

We believe we are one of the largest coffee networks in China in terms of the number of stores as of December 31, 2024. We have pioneered a technology-driven new retail model to provide freshly brewed coffee and tea drinks and other products with high quality, high convenience and high affordability to our customers. We believe that our disruptive model has fulfilled the large unmet demand for coffee and driven its mass market consumption in China, while allowing us to achieve significant scale and growth since our inception.

Driven by technology, our new retail model is built upon our mobile apps and store network.

●	Mobile apps: Our mobile apps cover the entire customer purchase process, offering our customers a cashier-less environment. This enhances our customer experience, improves our operating efficiency, and allows us to stay connected with our customers and engage them anytime, anywhere.
●	Store network: We operate most stores on our own. We primarily operate two types of stores, namely pick-up stores and relax stores, for different purposes, and we strategically focus on pick-up stores, which accounted for 98.9% of our total self-operated stores as of December 31, 2024. Our pick-up stores have limited seating and are typically located in areas with high demand for coffee, such as office buildings, malls, shopping districts and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. Additionally, we cooperate with our selective retail partners to open partnership stores they operate. We launched our retail partnership model initiative in September 2019 and opened the first partnership store in October 2019. This retail partnership model complements our existing store network expansion strategy and enables us to penetrate new markets, especially lower tier cities, more efficiently and with limited capital requirements.

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

We offer premium freshly brewed coffee and tea drinks and other high-quality products to our customers. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. We have won numerous awards, including the Gold Medal in the IIAC International Coffee Tasting competition in seven consecutive years, from 2018 to 2024. In 2021, we launched our signature Coconut Milk Latte, with further introducing new variations each year to enlarge this product series. By April 2024, as we celebrated its third anniversary, the Coconut Milk Latte had surpassed 700 million cups in cumulative sales. The Coconut Milk series has garnered immense popularity among consumers and has earned numerous media accolades, solidifying its position as one of our key products. Our Fruity Americano series has also set trends, with the Orange Americano reaching a significant milestone of over 100 million cups sold by March 2024. In 2024, we introduced our Light Milk Tea series, which saw a strong market response, selling more than 44 million cups in its first month of launch alone. Our product innovation efforts have gained widespread recognition, earning us the “Optimized Living·Healthy Life Leadership Award” from The New Weekly and being named “2024 National Consumer Innovation Case Influential Brand - Luckin Coffee: Leading Brand with Health Value” by People’s Daily Online for contributing to health-focused innovation. Additionally, the Light Milk Tea series was selected as the “People’s Craftsmanship Product Case” by People’s Daily Online in recognition of its contribution to innovation, and the Orange Americano was named as the “Annual High-Quality Consumer Product” by Southern Weekly. By the end of 2024, we had twelve products that have reached cumulative sales volumes of more than 100 million cups. To diversify our product offering and provide different experiences for our customers, we also partner with reputable suppliers for other products such as the pre-packaged food items.

We have also been able to cultivate a large and loyal customer base and achieve strong growth. We expanded from a single trial store in Beijing to 14,540 self-operated stores and 7,749 partnership stores in more than 300 cities in China (including Hong Kong) as of December 31, 2024. We also started our expansion into overseas markets with 51 self-operated stores in Singapore as of December 31, 2024. We also recently expanded into Malaysia via granting exclusive franchise rights to a local partner to open Luckin Coffee stores in Malaysia. As of December 31, 2024, we had 334.0 million cumulative transacting customers. In addition, we achieved a GMV of RMB39.8 billion in 2024.

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

Our Store Network

We believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2024. Most of our stores are self-operated and located in the economically vibrant regions in China. We primarily operate two types of stores, namely pick-up stores and relax stores, for different purposes. We strategically focus on pick-up stores, which are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. We have been continuing to optimize our store portfolio. Following a detailed review of store performance, we strategically closed underperforming stores while opening new stores based on strict store opening criteria in strategic locations.

Self-Operated Store Model

We opened our first trial store in October 2017 and have rapidly expanded our self-operated store network. As of December 31, 2024, we had 14,540 self-operated stores in China (including five stores in Hong Kong) and 51 stores in Singapore, of which 14,430 are pick-up stores and 161 are relax stores. The table below sets forth a breakdown of our self-operated stores by store formats as of the dates indicated. As of December 31, 2024, our self-operated store network covered more than 80 cities, the majority of which are tier I and tier II cities in China. We also have opened self-operated stores in Singapore.

We leverage delivery services to achieve greater geographic coverage and serve more customers, especially when we expand into new areas and cities. For our self-operated stores, the delivery orders as a percentage of total orders were 28.6%, 19.0%, and 17.1% in 2022, 2023 and 2024, respectively.

	March 31,		June 30,		September 30,		December 31,		March 31,		June 30,		September 30,		December 31,
	2023		2023		2023		2023		2024		2024		2024		2024
		% of		% of		% of		% of		% of		% of		% of		% of
	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total
	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores
Pick-up stores	6,166	97.7	7,037	97.9	8,650	98.2	10,470	98.5	12,036	98.7	12,889	98.7	13,774	98.8	14,430	98.9
Relax stores	144	2.3	151	2.1	157	1.8	158	1.5	163	1.3	167	1.3	162	1.2	161	1.1
Total	6,310	100.0	7,188	100.0	8,807	100.0	10,628	100.0	12,199	100.0	13,056	100.0	13,936	100.0	14,591	100.0

Store Formats

As of December 31, 2024, 98.9% of our stores were pick-up stores, which are small-sized locations, typically 20 to 60 square meters, with limited seating, allowing customers to pick up orders or opt for delivery. Strategically situated in high coffee-demand areas such as office buildings, commercial districts, and university campuses, these stores enable us to expand rapidly with lower rental and decoration costs; we also operate relax stores for branding purposes, which accounted for 1.1% of our stores as of December 31, 2024.

Store Network Expansion and Development

Our store network expansion strategy focuses on economically vibrant regions in China, targeting areas with high demand for coffee, such as office buildings, commercial areas, and university campuses. When entering a new city, we strategically establish pick-up stores to accumulate operational experience, which helps us identify customer demand and guide our network expansion plans. Site selection is centrally managed by our headquarters, which formulates the national expansion strategy and identifies potential locations, leveraging advanced technology, close cooperation with city branches, and operational expertise to develop an effective site selection methodology.

We have established internal protocols designed to ensure the timely acquisition of necessary licenses and permits, including business, food operation, and environmental impact assessment licenses. However, local administrative variations may cause delays in obtaining some approvals. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Our in-house renovation team manages store renovation, ensuring a consistent brand image and quality across all locations. We adopt standardized designs for pick-up stores, allowing for efficient renovations and recycling of materials. In 2022, 2023, and 2024, the average renovation and decoration costs per self-operated store were approximately RMB181,000, RMB206,000, and RMB200,000, respectively. Each store is equipped with essential equipment, including coffee machines, ice machines, and freezers, with procurement costs for coffee machines averaging RMB97,000, RMB112,000, and RMB108,000 in 2022, 2023, and 2024, respectively. For more details on procurement, see “—Supply Chain.”

Partnership model

Since September 2019, we started to cooperate with selective partners to operate our partnership stores. As of December 31, 2022, 2023, and 2024, we had 2,562, 5,620,and 7,749 partnership stores, respectively, covering more than 300 cities in mainland China as of December 31, 2024.

We leverage our retail partners to efficiently expand our footprint, and we strategically select our partners to penetrate lower-tier cities in China. This partnership model has proved highly complementary to our self-operated store strategy. The partnership stores enable us to penetrate new markets and generate revenue without significant investment in assets. Additionally, we are able to leverage our local partners to enhance our customer insight to further improve our product design and service capabilities.

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

We also recently expanded into Malaysia via granting exclusive franchise rights to a local partner to open Luckin Coffee stores in Malaysia. This milestone in our international expansion efforts enhances our ability to deliver high-quality coffee experiences with a strong value proposition to more consumers worldwide.

Our Mobile Apps

Our mobile apps offer customers a cashier-less environment, enabling them to purchase coffee, tea drinks and other product items at their fingertips. Our mobile apps cover the entire customer purchase process with user-friendly interfaces. Through our mobile apps, our customers can easily choose the nearest store automatically recommended and view other store options, place orders in advance without queuing, make payment, watch live streams of the preparation of their drinks and receive real-time order status updates.

We offer an array of product selections, including coffee, tea drinks, snacks, light meals and other products, and design our mobile apps to optimize the customer experiences. For example, once a customer adds his or her preference settings for a drink to favorites, our mobile apps will display their preference settings for the same drink the next time he or she places an order.

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

Our Product Offerings

We offer a wide variety of high-quality beverage items, mainly freshly brewed drinks, and food. We offer both hot and iced freshly brewed coffee including Americano, Latte, specialty coffee products such as the Fruity Americano series, alongside innovative tea products, such as the Light Milk Tea series, reflecting our commitment to meeting market demand and evolving preferences. Our coffee recipes are tailored to Chinese customers’ palette based on results of extensive study and research.

Our success is powered by our robust product development capabilities. We have a product development center, staffed with 85 dedicated employees as of December 31, 2024 and expanding, committed to developing expertly-crafted and great-tasting beverages with premium product quality. In 2024, we launched nearly 90 new SKUs of freshly brewed drinks. With our blockbuster products, such as Coconut Milk Latte, and leading frequency of product releases, we believe our product development capabilities stand at the frontline of the coffee industry in China.

We have been constantly rolling out new products that became popular among customers and well recognized by KOLs. Our major selective product releases include:

●	Coconut Milk series. Launched in April 2021, our Coconut Milk series spread quickly and widely on social media and achieved record-breaking sales. As of April 2024, as we celebrated its third anniversary, the Coconut Milk Latte had surpassed 700 million cups in cumulative sales. The series were listed on 2021 Living Trend of China by New Weekly, and Coconut Milk Latte was selected as the Phenomenal Product in the 2021 Boom Grand and the Next 30 in Global Tech: Innovative Consumer Products in the World Innovators Meet 2021.
●	Fruity Americano series. The Fruity Americano series has become a market favorite after the launch of the Orange Americano in 2023. Gaining widespread popularity among customers, it has steadily shaped market trends. In 2024, we expanded the lineup with eight new variants, emphasizing zero fat, real fruit juice, and a light and invigorating experience. By March 2024, the Orange Americano, the flagship product of the series, had surpassed 100 million cups in cumulative sales. In 2024, Orange Americano was honored with the “Annual High-Quality Consumer Product” award by Southern Weekly.
●	Velvet series. The Velvet series was another of our widely celebrated product series. Known as “the first cup of Velvet Latte in autumn” on social media, our Velvet Latte has been one of our best-sellers since its launch in September 2021. We also released our Coconut Milk Velvet series to promote cross-selling by leveraging the established market popularity of our Coconut Milk series.

●	SOE coffee series. Our SOE coffee series represents our premium products, recognized by coffee professionals for exceptional quality. Our SOE coffee products are made from carefully selected, single-source beans that capture the unique flavors and characteristics of their regions of origin. Each brew is crafted to highlight the distinct essence of its source. Several of our SOE offerings have earned prestigious awards at the IIAC International Coffee Tasting competition. For example, our classic Yirgacheffe series, made with single-origin beans from Ethiopia, won the Platinum Medal at the IIAC International Coffee Tasting competition, further solidifying the excellence and acclaim of our SOE coffee range.
●	Chinese tea coffee series. Inspired by the idea of the China’s top ten tea leaves, our Chinese tea-flavored coffee series combined the flavor of famous tea such as Biluochun and Jasmine tea with our award-winning premium coffee beans through the Ristretto Essence Concentration Process, bringing customers with a novel tasting experience.

Going forward, we aspire to drive the trend in coffee consumption in China and endeavor to continuously offer innovative beverage and food products that have strong demand and high quality, with a focus on freshly brewed coffee drinks.

We also explore supplemental product offerings in addition to coffee. For example, as we have continuously enlarged our store network to cover more consumption scenarios and tea drinks have become increasingly popular, particularly among young people in China, we have expanded our offerings to include a variety of non-coffee beverages to cater the growing demand for healthy and light options. Our Light Milk Tea series, Light Coffee Lemonade series, Luckin Exfreezo series, and other non-coffee products have been introduced to better meet the diverse tastes and full-day consumption needs of our customers. These products are designed with health-conscious consumers in mind, offering low-calorie, refreshing options that cater to current taste trends while maintaining a light, enjoyable experience. In June 2024, we launched the Light Coffee Lemonade, which immediately became a hit, with over five million cups sold in its first week of launch. Following this success, our Light Milk Tea series was introduced in August, and within its first month of launch, it sold an impressive 44 million cups. These new additions highlight our ongoing commitment to providing innovative, health-focused drinks that align with consumer preferences for healthier, low-burden options throughout the day. We also work with reputable suppliers to offer pre-packaged food items, such as pastries, sandwiches and snacks.

Beyond freshly brewed beverages in our stores, we are committed to meeting consumers’ coffee needs across various scenarios. In 2024, we officially launched our Luckin Coffee Instant brand to better consolidate and showcase our offerings of pre-packaged coffee products and accessories across multiple retail and distribution channels. Through this brand, we provide consumers with a diverse range of coffee products—such as specialty instant coffee, coffee concentrate, coffee beans, drip coffee bags, and coffee capsules—designed to meet consumption needs across home, office, outdoor, and gifting scenarios. We also offer an array of complementary coffee accessories, including thermal tumblers, mugs, pour-over kettles, latte art pitchers, and coffee grinders, providing a comprehensive coffee experience that extends beyond the cup. By providing multi-tiered product selections at different price points, we enable consumers to enjoy high-quality Luckin Coffee products anytime, anywhere, without the constraints of time or location. Collaborating with top-tier celebrities and leading IPs, we introduced customized products that cater to both practical and emotional consumer needs, reinforcing our brand influence across diverse consumption scenarios. Through these initiatives, we continue to strengthen our brand presence, enhance customer engagement, and drive loyalty across multiple consumption touchpoints.

We are committed to maintaining and improving product quality. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We also source our premium SOE coffee beans in Ethiopia, Columbia and China (Yunnan). We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. We have won numerous awards, including winning the Gold Medal in the IIAC International Coffee Tasting competition for seven consecutive years, from 2018 to 2024. We also partner with reputable suppliers for our other products such as light meals. See “—Supply Chain.”

Branding, Marketing and Sales

Since inception, we have successfully built a premium brand of distinguished value propositions—high quality, high convenience and high affordability. We believe we are one of the leading coffee brands in China, with strong brand equity and a brand image of professionalism, youth, fashion and wellness, captured by our new slogan “Livin’ Young, Luckin On.” In 2023, we introduced a new brand proposition “Luck in Hand.” We believe that luck does not come by chance, but rather by hard work. We have been recognized as the most recommended coffee chain in China by YiMagazine for four consecutive years from 2021 to 2024 and received their TopBrands award in 2023 and 2024, an award that is voted on directly by consumers. Our brand ambassadors include several world-renowned baristas and celebrities welcomed especially by young generations in China. Our superior brand and distinguished value propositions allow us to expand our business through word of mouth.

Starting from April 2020, we have implemented two cost-effective initiatives to refine our customer operations, grow our customer base and increase our wallet share, which we believe are critical to our success. First, we leverage our operating experiences and technology capabilities to deepen our understanding of the coffee market in China and to learn and discover patterns of customer behavior, so that we are able to improve our customer experience and in turn to increase customer engagement and sales of our products. Secondly, we endeavor to build private domain traffic in our Luckin mobile app, Weixin mini program and Weixin ecosystem, cultivating a comprehensive private domain ecosystem that enables us to acquire and retain our customers with continuous consumptions. As a result of our marketing efforts and keen understanding of consumers, we successfully developed various blockbuster products that spread quickly and widely on social media and sold quickly, such as our Coconut Milk Latte, Orange Americano, and the Light Milk Tea series, which we leveraged to expand our customer base and to enhance brand recognition. See “— Our Product Offerings.”

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

Delivery Services

We fulfill customer orders with speedy delivery so that they can enjoy our coffee, tea drinks and other products on time. Our delivery fee schedule is competitively priced, and we offer our customers a discount on the delivery fee if the total order value (based on item list price) exceeds a certain threshold. We have outsourced delivery services to various selected delivery companies. Through our own delivery system and the integration with delivery companies’ system, we are able to improve order-rider matching based on our store locations, customer locations and real-time locations of delivery riders, and monitor and track the delivery process. In 2024, approximately 99.9% of our orders were delivered on time.

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

To help ensure the stable supply of our major raw materials, we have identified a number of reliable suppliers and established strong relationships with them. Moreover, we continue to deepen the penetration into the upstream of our supply chain through the meticulous design of the recipes and the stringent control over the entire production process, aiming to guarantee our product quality and improve our production efficiency. For example, we have already commenced production as of December 31, 2024 at our fully automatic intelligent coffee roasting facilities in Kunshan, Jiangsu and Pingnan, Fujian, while our roasting facility in Qingdao, Shandong is under construction, expecting to continuously expanding the leading edge of our supply chain in terms of scale. We also plan to build another roasting facility in Xiamen, Fujian province. In addition, we have a green coffee bean processing facility in Baoshan, Yunnan. Based on our relationships with reliable suppliers and our increasing involvement in the supply chain, we believe the risk of systematic shortage of our major raw materials is generally low. However, we may experience temporary supply shortages or transportation delays due to unexpected circumstances, such as changes in customer demand and behaviors. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any disruption to our supply chain and delivery services would negatively impact our business.”

Coffee Beans

We source premium green coffee beans from renowned cultivation origins such as Brazil, Colombia, Ethiopia, Honduras, Tanzania, and China (Yunnan). In addition, we only cooperate with reputable green coffee beans suppliers to ensure the high quality of our coffee products. As of the date of this annual report, our roasted coffee beans are supplied by our own coffee roasting plants as well as third-party factories. To solidify our control over the process of sourcing and roasting coffee beans, we are dedicated to constructing and operating our own coffee roasting plants, as discussed above.

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

Condiments and Ingredients

Coffee condiments, mainly dairy products and syrup, are crucial to the overall quality of our coffee. We source our dairy products, mainly milk and cream, from leading suppliers to ensure their freshness and syrup mainly from superior distributors. We also source ingredients such as juice from leading suppliers to ensure that we provide high-quality products for our customers.

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

Our coffee machines and other machines generally come with one to two years’ warranty, during which period the manufacturers will provide training on installation and maintenance of the machines. We have also assembled an engineering team which is in charge of the installation, daily repair and maintenance of machines. We have a centralized monitoring system that automatically monitors the performance of our coffee machines and promptly reports any repair and maintenance requests. We are in the process of integrating all our key production machines into our centralized monitoring system.

Packaging Materials and Other Consumables

In addition to food and beverage items, we procure a broad range of paper and plastic products, such as cups, straws and cutlery, from a number of suppliers.

We inspect the categories, specifications and qualities of our packaging materials and other consumables supplies against our standards set out in the respective supply agreements.

Warehouse and Fulfillment

We currently use three self-owned warehouses alongside with several external warehouses to serve our roasting facilities. In regard to our store operations, we currently cooperate with three renowned third-party warehouse and fulfillment service providers, for our inventory storage, fulfilments between warehouses, and fulfilments from warehouses to our stores. Our warehouse and fulfillment service providers are responsible for the management of our inventory stored at their warehouses, in collaboration with our employees we assign to these warehouses. As of December 31, 2024, we leased 35 warehouses across China and one in Singapore from third-party logistics providers.

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

Intellectual Property

We develop and protect our intellectual property portfolio by registering our trademarks, copyrights and domain names. As of February 28, 2025, we had 1,794 registered trademarks with the Trademark Office of the PRC National Intellectual Property Administration, 49 registered copyrights of software and 37 registered copyrights of works with the PRC National Copyright Administration, 30 domain names with the Ministry of Industry and Information Technology, and 79 issued patents in PRC. As of February 28, 2025, we also had 639 registered trademarks in jurisdictions other than PRC.

In addition, we have entered into standard employee confidentiality agreements with our technology development employees, which provide that the employees own confidentiality obligations in relation to our trade and technology secrets and we own intellectual property rights of works developed within the scope of employment of the employees.

User Privacy and Data Security

Various laws and regulations, such as the Civil Code of the PRC, the Cybersecurity Law of the PRC, the Data Security Law of the PRC, which took effect on September 1, 2021, the Personal Information Protection Law of the PRC, which took effect on November 1, 2021, the Administrative Provisions on the Account Information of Internet Users, which took effect on August 1, 2022, the Security Assessment Measures, which took effect on September 1, 2022, and the Measures on Network Data Security Management which took effect on January 1, 2025, govern the collection, use, retention, sharing and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase.

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

Sustainable Development

Sustainable Development Committee

To enhance our environmental, social and corporate governance (ESG) initiatives, the Board established a Sustainable Development Committee, comprised of certain directors, executives and external experts, to advise the Board in fulfilling its oversight responsibilities with regard to sustainability matters. The Sustainable Development Committee is co-chaired by Mr. Weihao (Michael) Chen and Dr. Jinyi Guo, who are responsible for developing and implementing sustainability related initiatives, policies and disclosures.

Sustainable Development Strategy

Our sustainable development strategy, Being a Force for a Brighter Future, focuses on three key strategic pillars: Boosting Sustainable Business, Co-Building a Responsible Value Chain and Creating a Better Planet. This strategy reflects our vision for sustainability, guiding our efforts across company operations, the value chain, and the broader social environment, respectively. By fostering sustainable practices internally, we collaborate with partners and consumers to drive industry-wide sustainable development, inspire younger generations to embrace sustainability, and work together toward a better future.

2024 ESG Highlights

Guided by the principle of “rooted in business and supporting business”, we continued to advance sustainability efforts across three key dimensions in 2024: People, Products, and Places. We strengthened our ESG foundation, launched impactful projects in green operations, sustainable supply chains, and social responsibility, among other areas, and reinforced our commitment to long-term development and social value creation.

Training and Awards

We have developed a comprehensive ESG internal training system, conducted ESG training for management, and shared ESG-themed research reports in order to improve employees’ ESG awareness. Our achievements in sustainability earned us several prestigious awards in 2024, including the Annual ESG Value Brand, Annual Low-Carbon Project, China Best ESG Employer, and Annual Corporate ESG Practice Award.

Green Production and Operation

Green Factories. We have integrated sustainable development concepts into the design and construction of the processing factory in Baoshan and the roasting facility in Kunshan. These efficient, digitalized, and eco-friendly facilities establish us as an industry leader in sustainable production.

Green Stores. Our 20,000th store, a major milestone for Luckin Coffee, was built to the highest green building standards and has achieved LEED ID+C Platinum certification. Additionally, we have established three other LEED ID+C Gold-certified stores, reinforcing our commitment to green retail spaces.

Responsible Practices in Coffee Origin Regions

Coffee Grower Support. To strengthen our influence in coffee origin regions across multiple dimensions, we have set up Grower Support Centers in Yunnan, China and Brazil, conducting trainings for Baoshan (Yunnan) coffee farmers, helping them enhance their coffee knowledge and sustainable farming skills, thereby deepening long-term collaboration and mutual development with coffee origin regions.

Ecological Protection. On World Earth Day, we released our first eco-themed product, the Merops philippinus Limited Edition drip bag coffee. This initiative highlights our commitment and actions toward biodiversity conservation, public education on environmental protection, and the integration of commercial success with social responsibility.

Fulfilling Social Responsibility

Health Innovation Base. We donated to the Peking University Health Science Center & Luckin Coffee Health Innovation Fund, and built the Peking University Health Science Center & Luckin Coffee Health Innovation Base, which marked our first collaboration with a leading Chinese medical university and research institution, and demonstrates our dedication to promoting education and research in the field of coffee health.

Hao Fund Donation. We were among the first donors to the Hao Fund of the Chinese Red Cross Foundation, supporting initiatives focused on youth health and well-being. This contribution reflects our dedication to public health.

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

Insurance

In addition to providing social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits for all of our full-time employees, we further provide supplemental health insurance plans for our full-time employees to promote their well-being. Consistent with customary industry practice in China, we may not have adequate business interruption insurance to cover our operations and potential product liabilities. We have obtained insurance to cover certain potential risks and liabilities, such as public liability insurance, property all risks, engineering all risks and safety manufacturing insurance. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

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

Substantially all of our operations are conducted in China, and most of our assets are located in China. In addition, most of our directors and executive officers are residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

Regulations on Foreign Investment

MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective on November 1, 2024. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of Board or senior management still exist. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List.

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

In June 2015, MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in an operator that “conducts e-commerce” business. However, other requirements provided by the Foreign Investment Telecommunications Rules still apply, and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

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

On September 24, 2024, Measures on Network Data Security Management was promulgated, which took effect on January 1, 2025. The regulations regulate network data processing activities, ensure network data security, and promote the lawful, reasonable, and effective use of network data.

On February 12, 2025, the Administrative Measures on Personal Information Protection Compliance Audits, or the Measures on Compliance Audits, was promulgated by the CAC, which will take effect on May 1, 2025. According to the Measures on Compliance Audits, “personal information protection compliance audits” means the examination and evaluation of whether the personal information processing activities by the personal information processors comply with laws and administrative regulations, and personal information processors who process the personal information of more than 10 million people shall conduct personal information protection compliance audits at least once every two years. Furthermore, the Measures on Compliance Audits enumerate the key focus when conducting “personal information protection compliance audits”.

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

On May 6, 2024, the SAMR issued the Interim Provisions on Anti-Unfair Competition on the Internet, or the Internet Anti-Unfair Competition Provisions, effective on September 1, 2024, which prohibits business operators from using the internet, big data, algorithms and other technical means to affect the choice of users or by other means to conduct traffic hijacking, interference, malicious incompatibility and other acts to impede or destroy the normal business operation of network products or services lawfully provided by other business operators. Furthermore, business operators are not allowed to (i) fabricate or spread misleading information to damage the reputation of competitors, or (ii) employ marketing practices such as fake reviews or use coupons or “red envelopes” to entice positive ratings.

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

Pursuant to the Foreign Investment Law, the corporate governance matters, including the distribution of dividends, shall be governed by the Company Law of the PRC, the Partnership Law of the PRC, or other laws of the PRC. Pursuant to the Company Law of the PRC, issued on December 29, 1993 and most recently amended on December 29, 2023, which took effect on July 1, 2024, a company is required to set aside 10% of its after-tax profit of the current year to its general reserves until its cumulative total reserve funds reach 50% of its registered capital. If the reserve funds are insufficient to make up the company’s losses of the previous year, the after-tax profit of the current year shall first be used for making up the losses before being set aside to reserve funds. After the losses have been made up and common reserves have been drawn, the remaining profits shall be distributed to shareholders.

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

Our PRC legal counsel, King & Wood Mallesons, has advised us that, should we seek to (i) offer or list subsequent securities on U.S. stock exchanges, (ii) offer or list securities on other overseas stock exchange, or (iii) purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, we are required to file with the CSRC. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the Overseas Listing Trial Measures will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the Overseas Listing Trial Measures.

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

Value-Added Tax

Pursuant to the Value-Added Tax Law of the PRC, or the Value-Added Law, promulgated on December 25, 2024 and will become effective on January 1, 2026, all entities or individuals in the PRC engaging in the sale of goods, the provision of services, and the sale of real properties or intangible assets are required to pay value-added tax. The VAT rate will be 13%, 9% or 6% according to the type of goods or service provided, and the VAT rate will be null for (i) export of goods, except as otherwise provided by the State Council, and (ii) the sale of services or intangible assets within the scope as prescribed by the State Council.

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

Historically, we, through the Beijing WFOE, entered into a series of contractual arrangements with the Former VIE as well as its shareholders so that we can hold certain foreign restricted licenses and permits, such as the ICP license, through the Former VIE. In March 2024, we terminated these contractual arrangements because (i) the foreign restricted licenses and permits held through the Former VIE are not necessary for our business operations as currently conducted, and (ii) we believe the termination of these arrangements help to optimize our corporate governance structure. Due to the termination, the financial results of the Former VIE will no longer be consolidated into our consolidated financial statements for accounting purpose since the date of termination. Though the Former VIE has not been an entity in which we own any equity interests or through which we operate business, its financial results had been consolidated into our consolidated financial statements for the years ended or as of December 31, 2022, 2023, and the period from January 1, 2024 to March 15, 2024, or the Termination Date, for accounting purposes.

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

The terms contained in these contractual arrangements enabled the Company to (i) direct the activities of the Former VIE that most significantly impact its economic performance, (ii) receive substantially all of the economic benefits of the Former VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the Former VIE when and to the extent permitted by the PRC law. As a result, the Company was considered the primary beneficiary of the Former VIE for accounting purposes and is able to consolidate the financial results of the Former VIE in its consolidated financial statements in accordance with U.S. GAAP for the years ended or as of December 31, 2022, 2023, and for the period from January 1, 2024 to or as of March 15, 2024.

Former Contractual Arrangements with the Former VIE and Its Nominee Shareholders

We established the Former VIE to hold certain foreign restricted licenses and permits which we might need in the future, such as the ICP license. The Former VIE also used to hold some of our intellectual properties which have been transferred to our PRC subsidiaries. Historically, the financial contribution of such Former VIE was not material to the Group. In 2022, 2023, and 2024, the Former VIE did not contribute any external revenues to our total revenues.

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

As a result of these contractual arrangements, we were the primary beneficiary of the Former VIE for accounting purposes and, therefore, have consolidated the financial results of the Former VIE in our consolidated financial statements in accordance with U.S. GAAP for the years ended or as of December 31, 2022, 2023, and 2024 for accounting purposes. However, our former contractual arrangements with the Former VIE may be less effective than having ownership in providing operational control and we may incur substantial costs to enforce the terms of the arrangements, and may not be successful.

In the opinion of our PRC legal counsel, King & Wood Mallesons:

●	during the effective period of the former contractual arrangements, the ownership structure of the Former VIE was not in violation of applicable PRC laws and regulations currently in effect;
●	during the effective period of the former contractual arrangements, the former contractual arrangements among the Beijing WFOE, the Former VIE and the shareholders of the Former VIE, governed by PRC law, were legal, valid, binding and enforceable in accordance with its terms and then effective applicable PRC laws; and
●	the termination of the former contractual arrangements among the Beijing WFOE, the Former VIE and the shareholders of the Former VIE, effectuated by the termination agreement entered into by and among the same parties in March 2024, governed by PRC law, is legal, valid, binding and enforceable in accordance with the terms of the termination agreement and applicable PRC laws.

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

Agreements That Provided Us with Controlling Financial Interest Over the Former VIE

Proxy Agreement and Power of Attorney. Pursuant to the Proxy Agreement and Power of Attorney among Beijing WFOE, the Former VIE and shareholders of the Former VIE, these shareholders irrevocably authorized Beijing WFOE or any person(s) designated by Beijing WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the Former VIE, including, but not limited to, the right to call and attend shareholders’ meetings, to execute and deliver any and all written resolutions and meeting minutes as a shareholder, to keep the official seal, the original and duplicate business licenses, proof of administrative permits, articles of association of the Former VIE and other key materials for the operation of the Former VIE in accordance with the applicable internal rules of Beijing WFOE, to vote by itself or by proxy on any matters discussed on shareholders’ meetings, to sell, transfer, pledge or dispose of any or all of the shares, to nominate, appoint or remove the directors, supervisors and senior management, to oversee the economic performance of the Former VIE, to have full access to the financial information of the Former VIE at any time, to approve annual budgets or declare dividends, to manage and dispose of the assets of the Former VIE, to have the full rights to control and manage the Former VIE’s finance accounting and daily operation, and other shareholder rights conferred by the articles of association of the Former VIE and the relevant laws and regulations. This agreement remained in force until the termination of the former contractual arrangements in March 2024.

Confirmation and Guarantee Letters. Each shareholder of the Former VIE had signed a Confirmation and Guarantee Letter. Under the Confirmation and Guarantee Letters, each of the shareholders of the Former VIE confirmed, represented and guaranteed that in no circumstances would their ability to exercise their rights in the Former VIE be affected or any act that may affect or hinder the fulfillment of their obligations under the contractual agreements be carried out by any other person that may be entitled to assume rights and interests in their equity rights in the Former VIE. Each of the shareholders of the Former VIE further confirmed that they would unwind the contractual agreements and transfer all of the shares of the Former VIE to Beijing WFOE or any party designated by Beijing WFOE as soon as the applicable laws of the PRC allow Beijing WFOE to operate the business operated by the Former VIE without the contractual agreements, and would return any consideration received through this to Beijing WFOE or any party designated by Beijing WFOE. Each of the shareholders of the Former VIE undertook that unless otherwise agreed by the Beijing WFOE in written form, they would not engage in, own or acquire any business that competes or might compete with the business of the Former VIE or its affiliated companies, would not give rise to conflict of interest between themselves and Beijing WFOE and would take any action as instructed by Beijing WFOE to eliminate the conflict once such conflict arises.

Spousal Consent Letters. The spouse of Mr. Guo Jinyi and the spouse of Mr. Wu Gang had signed spousal consent letters separately. Under each spousal consent letter, the spouse unconditionally and irrevocably waived any rights or entitlements whatsoever to such shares that might be granted to her pursuant to applicable laws and undertook not to make any assertion of rights to such shares. The spouse agreed and undertook that she would take all necessary actions to ensure the proper performance of the contractual arrangements, and would be bound by the contractual arrangements in case she obtains any equity of the Former VIE due to any reason.

Share Pledge Agreement. Pursuant to the Share Pledge Agreement among Beijing WFOE and the shareholders of the Former VIE, the shareholders of the Former VIE had pledged 100% equity interest in the Former VIE to Beijing WFOE to guarantee the performance by the Former VIE and its shareholders of their obligations under the Master Exclusive Service Agreement, Business Cooperation Agreement, Exclusive Option Agreement and agreements to be executed among Beijing WFOE, the Former VIE and the shareholders from time to time. If the Former VIE or its shareholders breach their contractual obligations under these agreements, Beijing WFOE, as pledgee, would have the right to dispose of the pledged shares entirely or partially. The shareholders of the Former VIE also agreed, without Beijing WFOE’s prior written consent, not to transfer the pledged shares, establish or permit the existence of any security interest or other encumbrance on the pledged shares, or dispose of the pledged shares by any other means, except by the performance of the Exclusive Option Agreement. We had completed the registration of the pledge of equity interests in the Former VIE with the relevant office of State Administration for Market Regulation in accordance with the PRC Property Rights Law.

Agreements That Allowed Us to Receive Economic Benefits from the Former VIE For Accounting Purposes

Master Exclusive Service Agreement. Pursuant to the Master Exclusive Service Agreement between Beijing WFOE and the Former VIE, Beijing WFOE or its designated affiliated entities had the exclusive right to provide the Former VIE with technical support and business support services in return for fees equal to 100% of the consolidated net profits of the Former VIE. Without Beijing WFOE’s prior written consent, the Former VIE should not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. Beijing WFOE had the right to determine the service fee charged to the Former VIE under this agreement by considering, among other things, the complexity of the services, the time spent by employees of the Beijing WFOE to provide the services, content and commercial value of the service provided, as well as the benchmark price of similar services in the market. Beijing WFOE would have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement remained effective until the termination of the former contractual arrangements in March 2024.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement among Beijing WFOE, the Former VIE and the shareholders of the Former VIE, the Former VIE and the shareholders of the Former VIE agreed and covenanted that, without obtaining Beijing WFOE’s written consent, the Former VIE should not, and the shareholders shall cause the Former VIE not to, engage in any transaction that may materially affect its asset, obligation, right or operation, including but not limited to any activities not within its normal business scope, or operating its business in a way that is inconsistent with its past practice, a merger, reorganization, acquisition or restructuring of its principal business or assets, or an acquisition or investment in any other form, in favor of a third party, selling to or acquiring any tangible or intangible asset other than in the ordinary course of business, incurrence of any encumbrance on any of its assets, or an amendment to its articles of association. The Former VIE should accept, and the shareholders shall cause the Former VIE to accept, suggestions raised by Beijing WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of the Former VIE. The shareholders of the Former VIE shall only appoint persons designated by Beijing WFOE to be the directors of the Former VIE. This agreement remained effective until the termination of the former contractual arrangements in March 2024.

Agreements That Provided Us with the Option to Purchase the Equity Interests in the Former VIE

Exclusive Option Agreement. Pursuant to the Exclusive Option Agreement among Beijing WFOE, the Former VIE and its shareholders, the shareholders of the Former VIE irrevocably granted Beijing WFOE or any third party designated by Beijing WFOE an exclusive option to purchase all or part of their equity interests in the Former VIE at the lowest price permitted by applicable PRC laws. Those shareholders further undertook that they would neither allow the encumbrance of any security interest in the Former VIE, except for the pledge placed pursuant to the Share Pledge Agreement, nor transfer, mortgage or otherwise dispose of their legal or beneficial interests in the Former VIE without the prior written consent of Beijing WFOE, and will cause the shareholders’ meeting and/or the board of directors and/or the executive directors of the Former VIE not to approve such proposal. This agreement remained effective until the termination of the former contractual arrangements in March 2024.

4.D.	Property, Plant and Equipment

Our principal executive office is located in Xiamen, China with an aggregate area of approximately 59,237.6 square meters. We have obtained a portion of the real property ownership certificates of the building with such area, and are in the process of obtaining the remaining ones.

We lease all of our self-operated store premises and some of our office space. For more information on our stores, see “—4.B. Business Overview—Our Store Network.”

We own 4 parcels of site area used for roasting facilities, i) approximately 45,000 square meters in Pingnan, Fujian, China; ii) approximately 53,000 square meters in Kunshan, Jiangsu, China; iii) approximately 67,000 square meters in Qingdao, Shandong, China; iv) approximately 65,000 square meters in Xiamen, Fujian, China. We also own a parcel of site area of approximately 21,000 square meters in Baoshan, Yunnan, China, where we have established a green coffee beans processing facility. The land use rights for the five parcels of site area have been granted with expiry date on June 20, 2069, November 24, 2072, March 13, 2074, September 10, 2074 and May 22, 2073, respectively. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry— Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms, or failures to obtain necessary real- estate certificates, could materially and adversely affect our business.” In connection with the construction of own coffee roasting plants and processing facilities, we had paid an aggregate of approximately RMB880.0 million (US$120.6 million) for acquisition of land use rights, building of facilities and purchase of equipment as of December 31, 2024. We plan to expand our supply chain network by leasing, constructing or purchasing additional facilities across China over the next several years.

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

Specific Factors Affecting Our Results of Operations

Our Ability to Attract and Engage Customers

Our revenue growth is mainly driven by our ability to attract new customers and actively engage and retain existing customers. Driven by technology, our new retail model is built upon our mobile apps and store networks, which allows us to stay close to our customers and engage them anytime, anywhere. We leverage our deep understanding of the coffee market in China and overseas market and our operation experiences to analyze our customer behavior and industry trends, which enable us to attract new customers and retain and engage existing customers to increase items sold. As of December 31, 2024, we had 14,591 self-operated stores and 7,749 partnership stores and had 334.0 million cumulative transacting customers.

Increase Product Offerings and Cross-Sell

We offer a wide variety of high-quality food and beverage items, mainly freshly brewed coffee. Powered by our robust product development capabilities, we have been constantly rolling out new products that became popular among consumers and well recognized by KOLs, such as our Coconut milk series, Velvet series and Newer series. Going forward, we endeavor to continuously offer innovative food and beverage products, as we believe that focusing on high-quality product development and strategically diversifying our product offerings will increase items sold and revenue per item. For the year ended December 31, 2024, we sold more than 3.1 billion items, among which 95.3% were freshly brewed drinks while for the year ended December 31, 2023, we sold approximately 2.0 billion items, among which 93.6% were freshly brewed drinks.

The Optimization of Our Sales Network

Our store network affects our business and revenue growth. We started our business in October 2017 and we believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2024. The following tables set out the total number of our self-operated stores and retail partnership stores and their movement for the periods indicated.

	For the three months ended,
	March	June	September	December	March	June	September	December	March	June	September	December
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,
	2022	2022	2022	2022	2023	2023	2023	2023	2024	2024	2024	2024
Number of self-operated stores at the end of the period	4,675	4,968	5,373	5,652	6,310	7,188	8,807	10,628	12,199	13,056	13,936	14,591
Net increase in the number of self-operated stores during the period	278	293	405	279	658	878	1,619	1,821	1,571	857	880	655

	For the three months ended,
	March	June	September	December	March	June	September	December	March	June	September	December
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,
	2022	2022	2022	2022	2023	2023	2023	2023	2024	2024	2024	2024
Number of retail partnership stores at the end of the period	1,905	2,227	2,473	2,562	3,041	3,648	4,466	5,620	6,391	6,905	7,407	7,749
Net increase in the number of retail partnership stores during the period	278	322	246	89	479	607	818	1,154	771	514	502	342

In September 2019, we launched our retail partnership model initiative and opened the first partnership store in October 2019. Under this model, we will cooperate with selective retail partners to operate our partnership stores. This model will complement our self-operated store network and enable us to penetrate new markets more efficiently.

To improve profitability, we have conducted store performance reviews and upgraded our store opening criteria. As of December 31, 2024, we had 14,591self-operated stores and 7,749 partnership stores.

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

Our technology-driven new retail business model significantly improves our operational efficiency. We measure our self-operated store performance with store-level operating profit (loss) of self-operated stores, which is calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from our self-operated store revenue. Before the first quarter of 2023, commissions to third-party delivery platforms related to revenues from self-operated stores was not deducted when calculating this term. After the adjustment of the comparative figures, we achieved store-level operating profit which accounted for 24.3%, 22.2%, and 18.9% of our self-operated store revenue for the year ended December 31, 2022, 2023 and 2024, respectively.

Seasonality

We experience seasonality in our business, primarily as a result of order fluctuations and product mix changes across different seasons. We generally have fewer orders in winter compared to summer. Additionally, we may have reduced order volume during holidays such as the Chinese New Year period. We also experience product mix changes as a result of weather changes that affect consumers’ preference for different drinks. For risks related to the seasonality of our business, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to seasonal fluctuations and unexpected interruptions.”

Key Operating Data

The following table presents our key operating data for the periods indicated:

	For the three months ended or as of
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2022	2022	2022	2022	2023	2023	2023	2023	2024	2024	2024	2024

Total stores	6,580	7,195	7,846	8,214	9,351	10,836	13,273	16,248	18,590	19,961	21,343	22,340
Total self-operated stores	4,675	4,968	5,373	5,652	6,310	7,188	8,807	10,628	12,199	13,056	13,936	14,591
Total partnership stores	1,905	2,227	2,473	2,562	3,041	3,648	4,466	5,620	6,391	6,905	7,407	7,749
Same-store sales growth for self-operated stores(1)	41.6%	41.2%	19.4%	9.2%	29.6%	20.8%	19.9%	13.5%	(20.3)%	(20.9)%	(13.1)%	(3.4)%
Average monthly transacting customers (in thousands)(2)	15,975	20,712	25,103	24,559	29,489	43,070	58,477	62,438	59,914	69,689	79,846	77,766

Notes:

(1)	The growth rate of total revenue from self-operated stores that (i) were in operation at the beginning of the comparable period and were not closed before the end of the current period and (ii) maintained an average of at least 15 operating days per month over both the current and comparable periods.
(2)	The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

Key Components of Results of Operations

Net Revenues

The following table sets forth a breakdown of our net revenues for the periods indicated:

	For the year ended December 31,
	2022		2023		2024		2024
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	10,223,720	76.9	18,677,390	75.0	26,729,523	77.5	3,662,582	77.5
Freshly brewed drinks	9,079,349	68.3	16,877,880	67.8	24,501,085	71.1	3,357,233	71.1
Other products	686,837	5.2	1,241,868	5.0	1,685,413	4.9	230,942	4.9
Others	457,534	3.4	557,642	2.2	543,025	1.5	74,407	1.5
Revenues from partnership stores	3,069,262	23.1	6,225,776	25.0	7,745,291	22.5	1,061,290	22.5
Total net revenues	13,292,982	100.0	24,903,166	100.0	34,474,814	100.0	4,723,872	100.0

Revenues from product sales. Revenues from product sales include:

●	Revenues from freshly brewed drinks. We offer an array of freshly brewed drinks, with a focus on freshly brewed coffee, supplemented with non-coffee drinks such as the Light Milk Tea series and the Luckin Exfreezo series. Net revenues from sales of freshly brewed drinks are recognized upon delivery to customers, net of VAT, surcharges and discounts, if any.
●	Revenues from other products. Other products mainly consist of food and beverage items, such as light meals and various merchandise, including premium instant coffee, inspirational cups and other consumer goods.
●	Revenues from others. Our revenues from others mainly include delivery fees derived from self-operated stores paid by our customers and membership fees collected from our subscribed members.

Revenues from partnership stores. Revenues from partnership stores mainly consist of net revenues from the sales of materials, equipment and store construction-related materials to the partnership stores, delivery services, profit-sharing, franchise and other services including design and pre-opening services derived from partnership stores.

Operating Expenses

The following table sets forth a breakdown of our total operating expenses for the periods indicated:

	For the year ended December 31,
	2022		2023		2024		2024
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Cost of materials	5,178,963	42.7	10,892,214	49.8	14,115,299	45.6	1,934,133	45.6
Store rental and other operating costs	2,829,987	23.3	5,167,482	23.6	8,540,683	27.6	1,170,277	27.6
Depreciation and amortization expenses	391,936	3.2	604,580	2.8	1,190,037	3.8	163,063	3.8
Delivery expenses	1,373,219	11.3	2,010,699	9.1	2,821,069	9.3	386,554	9.3
Sales and marketing expenses	570,122	4.7	1,286,523	5.9	1,920,305	6.2	263,128	6.2
General and administrative expenses	1,459,550	12.1	1,829,651	8.4	2,420,462	7.8	331,661	7.8
Store preopening and other expenses	36,012	0.3	109,685	0.5	69,556	0.2	9,531	0.2
Impairment loss of long-lived assets	221,810	1.8	5,229	0.0	8,925	0.0	1,223	0.0
Losses and expenses related to Fabricated Transactions and Restructuring	75,204	0.6	(28,515)	(0.1)	(149,583)	(0.5)	(20,496)	(0.5)
Total operating expenses	12,136,803	100.0	21,877,548	100.0	30,936,753	100.0	4,239,074	100.0

Cost of materials. Cost of materials consists primarily of cost for coffee beans and coffee condiments, pre-made food and beverage items, packaging, supplies and warehouse.

Store rental and other operating costs. Our store rental and other operating costs consist primarily of rental expense of stores, staff costs, and utilities.

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

General and administrative expenses. General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, research and development expenses, share-based compensation, professional fees, daily office expenses and rental fees for general corporate functions. Research and development expenses are included in general and administrative expenses, which are mainly payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and data analysis to support our business operations.

Store preopening and other expenses. Before opening new stores, it usually takes us some time to decorate the new stores and make preparation for store opening. Store preopening expenses mainly include store rental costs during the opening of new stores. Other expenses include lease exit costs, such as the write offs of prepaid store rental costs, deposits and leasehold improvements. Costs incurred in connection with the opening and closure of stores are expensed as incurred.

Impairment loss of long-lived assets. Impairment loss of long-lived assets primarily consists of impairment loss of our long-lived assets whose fair value is less than the carrying amount. It consists of the impairment loss in connection with Luckin Coffee EXPRESS, self-operating stores, as well as impairment loss in connection with Luckin Tea.

Losses and expenses related to Fabricated Transactions and Restructuring. The losses and expenses related to Fabricated Transactions and Restructuring consisted primarily of professional and legal fees for U.S. securities litigations and other advisory service fees. We had successfully completed the provisional liquidation in March 2022. The negative amounts in 2023 and 2024 were mainly due to the reversal of previously accrued expenses following the settlement with certain underwriters relating to indemnification of defense costs, including but not limited to attorney’s fees and expenses incurred in connection with government inquiries and litigation relating to the Fabricated Transactions in 2023 and the receipt of compensation under the Directors & Officers Liability and Company Reimbursement Insurance in 2024.

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

Hong Kong, PRC

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

PRC

Our subsidiaries incorporated in China and our Former VIE are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. Luckin Coffee Information Technology (Xiamen) Ltd, Co. renewed the privilege of HNTEs and enjoyed a reduced 15% enterprise income tax rate from November 2023 to November 2026. From January 1, 2020 to December 31, 2027, enterprises registered in the Hainan Free Trade Port that were engaged in encouraged industries and were substantially in operation would be subject to a reduced 15% enterprise income tax rate. Luckin Trading (Hainan) Ltd, Co. and Luckin Coffee (Haikou) Ltd, Co. were qualified as such enterprises and enjoyed 15% preferential income tax rate. From 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20%, an exemption at 75% or 87.5% for the assessable taxable profits under RMB 1.0 million, an exemption at 50% or 75% for the assessable taxable profits between RMB 1.0 million and RMB 3.0 million, for qualified small enterprises with low profits. The actual preferential corporate income tax rates after considering the exemption were 2.5%, 5% and 5% for assessable taxable profits less than RMB 1.0 million, respectively, for the year ended December 31, 2022, 2023 and 2024, while the rates were 5%, 5% and 5% for the assessable taxable profits between RMB1.0 million and RMB3.0 million from 2022 to 2024. The policy of the actual preferential corporate income tax rates of 5% after considering the exemption will continue to be implemented until December 31, 2027. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

The Organization for Economic Cooperation and Development introduced Base Erosion and Profit Shifting Pillar Two rules that impose a global minimum tax rate of 15%. For 2024, all the jurisdictions in which we have operations have not yet implemented Pillar Two rules. We will monitor the regulatory developments and continue to evaluate the impact, if any.

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

	For the year ended December 31,
	2022		2023		2024		2024
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues	US$	% of net revenues

	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	10,223,720	76.9	18,677,390	75.0	26,729,523	77.5	3,662,582	77.5
Freshly brewed drinks	9,079,349	68.3	16,877,880	67.8	24,501,085	71.1	3,357,233	71.1
Other products	686,837	5.2	1,241,868	5.0	1,685,413	4.9	230,942	4.9
Others	457,534	3.4	557,642	2.2	543,025	1.5	74,407	1.5
Revenues from partnership stores	3,069,262	23.1	6,225,776	25.0	7,745,291	22.5	1,061,290	22.5
Total net revenues	13,292,982	100.0	24,903,166	100.0	34,474,814	100.0	4,723,872	100.0

Cost of materials	(5,178,963)	(39.0)	(10,892,214)	(43.7)	(14,115,299)	(40.9)	(1,934,133)	(40.9)
Store rental and other operating costs	(2,829,987)	(21.3)	(5,167,482)	(20.8)	(8,540,683)	(24.8)	(1,170,277)	(24.8)
Depreciation and amortization expenses	(391,936)	(2.9)	(604,580)	(2.4)	(1,190,037)	(3.5)	(163,063)	(3.5)
Delivery expenses	(1,373,219)	(10.3)	(2,010,699)	(8.2)	(2,821,069)	(8.1)	(386,554)	(8.1)
Sales and marketing expenses	(570,122)	(4.2)	(1,286,523)	(5.2)	(1,920,305)	(5.6)	(263,128)	(5.6)
General and administrative expenses	(1,459,550)	(11.0)	(1,829,651)	(7.3)	(2,420,462)	(7.0)	(331,661)	(7.0)
Store preopening and other expenses	(36,012)	(0.3)	(109,685)	(0.4)	(69,556)	(0.2)	(9,531)	(0.2)
Impairment loss of long-lived assets	(221,810)	(1.7)	(5,229)	(0.0)	(8,925)	(0.0)	(1,223)	(0.0)
Losses and expenses related to Fabricated Transactions and Restructuring	(75,204)	(0.6)	28,515	0.1	149,583	0.4	20,496	0.4
Total operating expenses	(12,136,803)	(91.3)	(21,877,548)	(87.9)	(30,936,753)	(89.7)	(4,239,074)	(89.7)
Operating income	1,156,179	8.7	3,025,618	12.1	3,538,061	10.3	484,798	10.3
Interest and investment income	84,923	0.6	108,682	0.4	89,195	0.3	12,222	0.3
Interest and financing expenses	(23,484)	(0.2)	—	—	(3,924)	0.0	(538)	0.0
Foreign exchange gain/(loss), net	10,661	0.1	2,968	0.0	(13,239)	(0.1)	(1,814)	(0.1)
Other income, net	60,680	0.5	62,283	0.3	84,161	0.2	11,532	0.2
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	(6,381)	0.0	—	—	—	—	—	—
Provision for equity litigants settlement	(279,967)	(2.1)	(92,192)	(0.4)	—	—	—	—
Gain from extinguishment of Series B Senior Secured Notes	124,139	0.9	—	—	—	—	—	—
Income before income taxes	1,126,750	8.5	3,107,359	12.4	3,694,254	10.7	506,200	10.7
Income tax expense	(638,504)	(4.8)	(259,426)	(1.0)	(762,551)	(2.2)	(104,488)	(2.2)
Net income*	488,246	3.7	2,847,933	11.4	2,931,703	8.5	401,712	8.5

Discussion of the Years Ended December 31, 2024 and 2023

Net Revenues

Our net revenues were RMB34,474.8 million (US$4,723.9 million) in 2024, increasing by 38.4% from RMB24,903.2 million in 2023. The growth of our net revenues was primarily attributable to the increase in the number of products sold resulting from growth in (i) the number of stores in operation as well as (ii) monthly transacting customers. In 2024, our total items sold were approximately 3.1 billion, compared to 2.0 billion in 2023. In 2024, the net increase in the number of stores was 6,092, resulting in a year-over-year store unit growth of 37.5%, ending the year with 22,340 stores. As of December 31, 2024, we had 334.0 million cumulative transacting customers, compared to 230.1 million as of December 31, 2023.

Revenues from product sales

Our revenues from product sales were RMB26,729.5 million (US$3,662.6 million) in 2024, increasing by 43.1% from RMB18,677.4 million in 2023. Our revenues from product sales consist of revenues from freshly brewed drinks, revenues from other products and revenues from others.

(i)Revenues from freshly brewed drinks

Our net revenues from freshly brewed drinks were RMB24,501.1 million (US$3,357.2 million) in 2024, increasing by 45.2% from RMB16,877.9 million in 2023. The growth of our revenue from freshly brewed drinks was primarily driven by the increase in the number of freshly brewed drinks sold by our self-operated stores resulting from growth in (i) the number of self-operated stores in operation as well as (ii) monthly transacting customers. In 2024, our average monthly total items sold in self-operated stores were approximately 173.5 million, compared to 112.9 million in 2023. In 2024, the net increase in the number of our self-operated stores was 3,963, resulting in self-operated store unit growth of 37.3% over 2023, ending the year with 14,591 self-operated stores.

(ii)Revenues from other products

Our net revenues from other products were RMB1,685.4 million (US$230.9 million) in 2024, increasing by 35.7% from RMB1,241.9 million in 2023, primarily driven by the increase in the number of non-freshly brewed items sold and the increase in products sold through e-commerce platforms.

(iii)Revenues from others

Our revenues from others decreased by 2.6% from RMB557.6 million in 2023 to RMB543.0 million (US$74.4 million) in 2024, primarily as a result of our decreased revenue from membership service, offset by the revenue increased from delivery service fees derived from self-operated stores due to the increase of number of delivery orders.

Revenues from partnership stores

Our revenues from partnership stores were RMB7,745.3 million (US$1,061.3 million) in 2024, including sales of materials of RMB5,538.6 million (US$758.9 million), profit sharing of RMB848.8 million (US$116.3 million), sales of equipment and store construction-related materials of RMB588.2 million (US$80.6 million), delivery service fees of RMB699.0 million (US$95.8 million) and franchise and other services of RMB70.7 million (US$9.7 million). Our revenues from partnership stores in 2024 increased by 24.4% from RMB6,225.8 million in 2023. The growth of our revenues from partnership stores was primarily driven by the increase in materials sold to partnership stores, profit sharing and delivery services, which resulted from the increase in the number of our partnership stores in operation and items sold by partnership stores; offset by the decrease in the equipment and store construction-related materials sold to the partnership store due from our moderate expansion pace in 2024. As of December 31, 2024, we had 7,749 partnership stores compared to 5,620 stores in 2023, and our average monthly total items sold in partnership stores was approximately 85.4 million in 2024, compared with approximately 57.4 million in 2023.

Operating Expenses

Our operating expenses were RMB30,936.8 million (US$4,239.1 million) in 2024, compared to RMB21,877.5 million in 2023. The growth of our operating expenses was generally in line with our business expansion. Meanwhile, our operating expenses as a percentage of our net revenues slightly increased from 87.9% in 2023 to 89.7% in 2024, mainly driven by the comparative increase in rent, wages and other fixed cost at store level resulting from the decreased number of daily cups sold per store following our intensified store network, offset by the decrease in cost of materials as a percentage of net revenues as a result of combined effect of change in product mix and the decreased average selling price of our products.

Cost of materials

The following table sets forth the components of our costs of materials in absolute amounts and as percentages of total costs of materials for the periods indicated.

	For the year ended December 31,
	2022		2023		2024		2024
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Cost of raw materials	2,948,807	56.9	5,952,573	54.6	8,222,534	58.3	1,126,683	58.3
Freshly brewed drinks	2,573,298	49.7	5,292,818	48.6	7,294,769	51.7	999,557	51.7
Other products	375,509	7.3	659,755	6.1	927,765	6.6	127,126	6.6
Low value consumables	56,333	1.1	136,528	1.3	162,216	1.1	22,229	1.1
Offline sales	424	0.0	1,203	0.0	1,388	0.0	190	0.0
Cost of partnership	1,755,716	33.9	3,932,489	36.1	4,545,686	32.2	622,867	32.2
Storage fees	144,968	2.8	282,271	2.6	404,105	2.9	55,372	2.9
Logistic expenses	272,715	5.3	587,150	5.4	779,370	5.5	106,792	5.5
Total	5,178,963	100.0	10,892,214	100.0	14,115,299	100.0	1,934,133	100.0

Our cost of materials was RMB14,115.3 million (US$1,934.1 million) in 2024, compared to RMB10,892.2 million in 2023. The increase was mainly due to increases in (i) the number of products sold and (ii) sales of materials to partnership stores, partially offset by the decrease in costs related to sales of equipment to partnership stores as a result of a slower pace of net new store openings.

Store rental and other operating costs

The following table sets forth the components of our store rental and other operating costs in absolute amounts and as percentages of total store rental and other operating costs for the periods indicated.

	For the year ended December 31,
	2022		2023		2024		2024
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Store rental	900,214	31.7	1,481,609	28.7	2,540,934	29.8	348,169	29.8
Payroll	1,586,488	56.1	3,036,365	58.8	4,903,491	57.4	671,895	57.4
Utilities and other store expenses	343,285	12.2	649,508	12.5	1,096,258	12.8	150,213	12.8
Total	2,829,987	100.0	5,167,482	100.0	8,540,683	100.0	1,170,277	100.0

Our store rental and other operating costs were RMB8,540.7 million (US$1,170.3 million) in 2024, compared to RMB5,167.5 million in 2023. The increased store rental and other operating costs in 2024 were primarily attributable to increases in (i) labor costs, (ii) store rental costs as well as (iii) utilities and other store operating costs as a result of the increased number of stores and items sold compared to 2023.

Depreciation and amortization expenses

The following table sets forth the components of our depreciation expenses in absolute amounts and as percentages of total depreciation expenses for the periods indicated.

	For the year ended December 31,
	2022		2023		2024		2024
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Depreciation of equipment	225,585	57.5	279,905	46.3	434,586	36.5	59,549	36.5
Amortization of leasehold improvements and others	166,139	42.4	324,066	53.6	753,222	63.3	103,209	63.3
Amortization of land use right	212	0.1	609	0.1	2,229	0.2	305	0.2
Total	391,936	100.0	604,580	100.0	1,190,037	100.0	163,063	100.0

Our depreciation and amortization expenses increased from RMB604.6 million in 2023 to RMB1,190.0 million (US$163.1 million) in 2024, primarily due to the increase in amortization of leasehold improvements for the stores and the increase in depreciation expenses of additional equipment put into use in new stores in 2024.

Delivery expenses

Our delivery expenses increased from RMB2,010.7 million in 2023 to RMB2,821.1 million (US$386.6 million) in 2024, primarily due to the increased number of delivery orders.

Sales and marketing expenses

The following table sets forth the components of our sales and marketing expenses in absolute amounts and as percentages of total sales and marketing expenses for the periods indicated.

	For the year ended December 31,
	2022		2023		2024		2024
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Advertising expenses	337,998	59.2	801,078	62.3	1,206,426	62.9	165,309	62.9
Commission	112,457	19.7	288,899	22.5	461,078	24.0	63,179	24.0
Others	119,667	21.1	196,546	15.2	252,801	13.1	34,640	13.1
Total	570,122	100.0	1,286,523	100.0	1,920,305	100.0	263,128	100.0

Our sales and marketing expenses were RMB1,920.3 million (US$263.1 million) in 2024, compared to RMB1,286.5 million in 2023. The increase in sales and marketing expenses mainly driven by increases in (i) advertising and other promotion expenses as we continued to make strategic investments in our branding through various channels, and (ii) an increase in commission fees to third-party food delivery platforms.

General and administrative expenses

The following table sets forth the components of our general and administrative expenses in absolute amounts and as percentages of total general and administrative expenses for the periods indicated.

	For the year ended December 31,
	2022		2023		2024		2024
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Payroll	522,362	35.9	841,876	46.3	1,092,714	45.2	149,728	45.2
Research and development expenses	301,385	20.6	338,823	18.5	493,845	20.4	67,669	20.4
Share-based compensation	316,909	21.7	187,172	10.2	271,657	11.2	37,223	11.2
Office expenses	92,357	6.3	170,699	9.3	215,322	8.9	29,504	8.9
Professional fees	82,773	5.7	109,748	6.0	119,401	4.9	16,361	4.9
Others	143,764	9.8	181,333	9.7	227,523	9.4	31,176	9.4
Total	1,459,550	100.0	1,829,651	100.0	2,420,462	100.0	331,661	100.0

Our general and administrative expenses were RMB2,420.5 million (US$331.7 million) in 2024, compared to RMB1,829.7 million in 2023. The increase in general and administrative expenses was mainly driven by increases in (i) payroll costs for headquarters staff, (ii) research and development expenses, (iii) share-based compensation for restricted share units and options issued to management and employees, and (iv) expenditures for office supplies.

The following table further sets forth the components of our research and development expenses, which are included in general and administrative expenses.

	For the year ended December 31,
	2022		2023		2024		2024
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Payroll	182,824	60.7	220,834	65.2	298,479	60.4	40,900	60.4
Share-based compensation	63,647	21.1	40,912	12.1	73,982	15.0	10,137	15.0
Office expenses	53,282	17.7	72,229	21.3	113,602	23.0	15,566	23.0
Others	1,632	0.5	4,848	1.4	7,782	1.6	1,066	1.6
Total	301,385	100.0	338,823	100.0	493,845	100.0	67,669	100.0

Store preopening and other expenses

Our store preopening and other expenses were RMB69.6 million (US$9.5 million) in 2024, compared to RMB109.7 million in 2023. Our store preopening and other expenses decreased in 2024 was primarily due to fewer stores preparing to be opened.

Impairment loss of long-lived assets

Our impairment loss of long-lived assets was RMB8.9 million (US$1.2 million) in 2024, compared to RMB5.2 million in 2023. The impairment loss of long-lived assets in 2024 was mainly related to unrecoverable damaged coffee machines, while the impairment loss of long-lived assets in 2023 was provided for a full impairment for assets in relation to Luckin Tea as we permanently closed Luckin Tea stores and ceased all Luckin Tea operations.

Losses and expenses related to Fabricated Transactions and Restructuring

We incurred losses and expenses related to Fabricated Transactions and Restructuring in a total amount of negative RMB149.6 million (negative US$20.5 million) in 2024, compared to negative RMB28.5 million in 2023. In 2023, the Company reversed approximately US$6.3 million (RMB44.7 million) previously accrued expenses following the settlement with certain underwriters relating to indemnification of defense costs, including but not limited to attorney’s fees and expenses incurred in connection with government inquiries and litigation relating to the Fabricated Transactions. In 2024, we received approximately US$22.4 million (RMB157.9 million) compensation under the Directors & Officers Liability and Company Reimbursement Insurance (the “D&O Insurance”). See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to the Fabricated Transactions, Internal Investigation, Internal Control, Offshore Restructuring and Related Matters—The Fabricated Transactions (as defined in Item 3.D. Risk Factors) first disclosed in 2020 have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, and required significant time and attention from our senior management, among other adverse impacts.”

Operating Income

As a result of the foregoing, our operating income was RMB3,538.1 million (US$484.8 million) in 2024, compared to operating income of RMB3,025.6 million in 2023.

Interest and Investment Income

Our interest and investment income was RMB89.2 million (US$12.2 million) in 2024, compared to RMB108.7 million in 2023. The decrease was mainly due to the decrease of average prevailing interest rates in 2024.

Interest and Financing Expenses

Our interest and financing expenses were RMB3.9 million (US$0.5 million) in 2024 and nil in 2023. The interest and financing expenses in 2024 were primarily due from interest expenses for our interest-bearing short-term bank borrowings.

Foreign Exchange Gain/(Loss), Net

We recorded net foreign exchange loss of RMB13.2 million (US$1.8 million) in 2024, compared to net foreign exchange gain of RMB3.0 million in 2023.

Other Income, Net

We recorded net other income of RMB84.2 million (US$11.5 million) in 2024, compared to RMB62.3 million in 2023. The net other income was primarily attributable to the government grants, partially offset by donations and loss from asset disposals.

Provision for U.S. Securities Litigation

We have been named as a defendant in various U.S. securities litigations. Provision for equity litigation was mainly for the estimated amounts we should pay for U.S. securities litigations. In 2023, we recorded US$12.6 million (approximately RMB92.2 million), and there was no further adjustment in 2024 based on the litigation progress. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “Note 21 Commitments and Contingencies—Legal proceedings—U.S. Class Actions” to the consolidated financial statements included in this annual report. Where possible, the Company contests liability and/or the amount of damages appropriate in each pending matter. Where available information indicates that it is probable that a liability had been incurred as of the date of the consolidated financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues a provision for that loss in accordance with relevant U.S. GAAP. Our estimate of probable losses from these litigations is the best estimate after we evaluated the likelihood of various potential outcomes.

Income Tax Expense

The income tax expenses were RMB259.4 million and RMB762.6 million, respectively in 2023 and 2024, after considering the releasing and utilization of valuation allowance against deferred tax asset. In accordance with relevant accounting standards, we re-evaluated the realization of deferred tax assets given the largely reduced uncertainty of our business performance after a certain number of our operation entities have turned cumulative losses into cumulative profits.

Net Income

As a result of the foregoing, we recorded a net income of RMB2,931.7 million (US$401.7 million) in 2024, compared to RMB2,847.9 million in 2023.

Discussion of the Years Ended December 31, 2023 and 2022

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Discussion of the Years Ended December 31, 2023 and 2022” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 8, 2024.

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

We define non-GAAP operating income as operating income excluding share-based compensation expenses. We define non-GAAP net income as net income excluding share-based compensation expenses, fair value changes of derivative asset bifurcated from Series B Senior Secured Notes, provision for equity litigants settlement, gain from extinguishment of Series B Senior Secured Notes, and income tax effect of GAAP to non-GAAP reconciling items. We define non-GAAP net income attributable to our company’s ordinary shareholders as net income attributable to our company’s ordinary shareholders excluding share-based compensation expenses, fair value changes of derivative asset bifurcated from Series B Senior Secured Notes, provision for equity litigants settlement, gain from extinguishment of Series B Senior Secured Notes, and income tax effect of GAAP to non-GAAP reconciling items. From 2024, we added income tax effects of GAAP to non-GAAP reconciling items when reconciling adjustments from GAAP to Non-GAAP net income and Non-GAAP net income attributable to our company’s ordinary shareholders. Comparative figures were also adjusted accordingly. The table below sets forth a reconciliation of our operating income to non-GAAP operating income, our net income to non- GAAP net income and non-GAAP net income attributable to our company’s ordinary shareholders for the years indicated below.

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Operating income	1,156,179	3,025,618	3,538,061	484,798
Adjusted for: Share-based compensation expenses	398,008	239,506	364,846	49,992
Non-GAAP operating income	1,554,187	3,265,124	3,902,907	534,790
Net income	488,246	2,847,933	2,931,703	401,712
Adjusted for: Share-based compensation expenses	398,008	239,506	364,846	49,992
Adjusted for: Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	6,381	—	—	—
Add: Provision for equity litigants settlement	279,967	92,192	—	—
Add: Gain from extinguishment of Series B Senior Secured Notes	(124,139)	—	—	—
Add: Income tax effects of GAAP to non-GAAP reconciling items	(2,711)	(5,529)	(9,842)	(1,349)
Non-GAAP net income	1,045,752	3,174,102	3,286,707	450,355
Non-GAAP net income attributable to our company’s ordinary shareholders	1,045,752	3,174,102	3,286,707	450,355

5.B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	19,818	2,900,425	4,229,272	579,510
Net cash used in investing activities	(798,046)	(3,447,099)	(3,209,806)	(439,820)
Net cash provided by/ (used in) financing activities	(2,276,260)	—	333,600	45,711
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	77,133	7,398	14,976	2,052
Net increase/(decrease) in cash and cash equivalents and restricted cash	(2,977,355)	(539,276)	1,368,042	187,453
Cash and cash equivalents and restricted cash at beginning of year	6,555,274	3,577,919	3,038,643	416,367
Cash and cash equivalents and restricted cash at end of year	3,577,919	3,038,643	4,406,685	603,820

Our principal source of liquidity has been cash provided by our operating activities and historical financing activities, including the proceeds from our IPO in May 2019, and our follow-on public offering and convertible note offering in January 2020, the Investment Agreement with an affiliate of Centurium Capital and Joy Capital, and the interest-bearing bank borrowings. See “Item 4. Information on the Company—4.A. History and Development of the Company.” As of December 31, 2022, 2023, and 2024, we had RMB3,577.9 million, RMB3,038.6 million, and RMB4,406.7 million in cash and cash equivalents and restricted cash, respectively. Our operating expenses continued to increase historically and are expected to continue to increase in line with our business expansion. Our operating margin in 2022, 2023 and 2024 were 8.7%, 12.1% and 10.3%, respectively. Nevertheless, as we continue to focus on business growth and expansion, our operating expenses in absolute amounts are expected to continue to increase in the near future. Moreover, the competitive landscape and customer demand and preference may also affect our financial performance. As a result, there is substantial uncertainty with respect to our results of operations and our profitability.

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

As of December 31, 2024, we have RMB300.0 million interest-bearing short-term bank borrowing and RMB33.6 million interest-bearing long-term bank borrowing. As of December 31, 2023 and 2022, we have no interest-bearing debt following our full redemption of offshore debt securities in 2022. On July 15, 2020, the Notes became immediately due and payable following the appointment of JPLs, which constituted an event of default. On March 16, 2021, we announced that we had entered into an RSA with holders of a majority of the Notes to restructure the debt under the Notes by way of a scheme of arrangement in the Cayman Islands. On December 14, 2021, we announced that the Cayman Court sanctioned the Scheme. The Scheme became fully effective in accordance with its terms on December 17, 2021 following the entry of a final order of the U.S. Bankruptcy Court recognizing and enforcing the Scheme in the territorial jurisdiction of the United States. On January 28, 2022, the Restructuring of the Notes as contemplated by the Scheme became effective, and was substantially consummated. In aggregate, in exchange for the Notes, we have issued consideration to creditors under the Scheme totaling US$245.5 million of cash, the New Notes and 9,527,601 ADSs representing 76,220,808 Class A Ordinary Shares, which includes 291,699 ADSs issued on April 4, 2022 pursuant to the top-up mechanism under the Scheme, of which 25,004 ADSs were not claimed by creditors and therefore 200,032 Class A Ordinary Shares underlying such unclaimed ADSs were returned to the Company. On August 26, 2022, we fully redeemed the New Notes, our only offshore debt securities. The aggregate redemption price of the New Notes was US$115.6 million, which constitutes the aggregate principal amount outstanding plus the aggregate accrued interest. The aggregate redemption price was paid from our available offshore cash balance. For details about the Notes and the RSA, see “Note 12 Convertible Senior Notes” in the consolidated financial statements included in this annual report.”

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

Operating Activities

Net cash provided by operating activities was RMB4,229.3 million (US$579.5 million) in 2024, compared to net cash provided by operating activities RMB2,900.4 million in 2023. Our net cash provided by operating activities in 2024 reflected a net income of RMB2,931.7 million (US$401.7 million), adjusted by (i) the add back of non-cash items mainly consisting of lease cost of RMB2,331.9 million (US$319.5 million), depreciation and amortization of RMB1,190.0 million (US$163.1 million), share-based compensation expenses of RMB364.8 million (US$50.0 million), impairment of long-lived assets of RMB8.9 million (US$1.2 million), deferred income tax expenses of RMB78.5 million (US$10.8 million), and foreign exchange gain of RMB13.2 million (US$1.8 million), which was (ii) partially offset by the reversal of allowance for receivables of RMB15.1 million (US$2.1 million), and changes in operating assets and liabilities of RMB2,678.8 million (US$367.1 million). The change in operating assets and liabilities mainly arises from the decrease of operating lease liabilities of RMB2,308.2 million (US$316.3 million), the decrease of inventories of RMB244.5 million (US$33.5 million), the decrease of accounts payable of RMB76.2 million (US$10.4 million), and the decrease of accounts receivable, receivables from online payment platforms, prepaid expenses and other current assets and other non-current assets of RMB749.6 million (US$102.7 million), partially offset by the increase of accrued expenses and other liabilities and deferred revenues of RMB 699.7 million (US$95.9 million).

Investing Activities

Net cash used in investing activities was RMB3,209.8 million (US$439.8 million) in 2024, compared to net cash used in investing activities of RMB3,447.1 million in 2023. The net cash used in investing activities was primarily attributable to the purchase of property and equipment of RMB2,301.8 million (US$315.4 million), the payment for land use rights of RMB116.6 million (US$16.0 million), and net purchase of short-term investments and term-deposits of RMB791.9 million (US$108.5 million), partially offset by proceeds from disposal of property and equipment of RMB0.4 million (US$0.06 million).

Financing Activities

Net cash provided by financing activities was RMB333.6 million in 2024, compared to net cash used in financing activities of nil in 2023. The net cash used in financing activities in 2024 was primarily attributable to the interest-bearing short-term and long-term bank borrowings. There were no such activities in 2023.

Material Cash Requirements

Our capital expenditures are incurred primarily in connection with the purchase of property and equipment. Our capital expenditures for the purchase of property and equipment were RMB2,301.8 million (US$315.4 million) in 2024, compared to RMB2,750.2 million in 2023. We intend to fund our future capital expenditures with our existing cash balance, cash from operating activities and bank loans. Our capital commitments primarily relate to investing activities contracted but not yet reflected in the financial statements. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2024:

	Payment Due by Period
		Less than			More than
	Total	1 year	2–3 years	4–5 years	5 years

	(in thousands of RMB)
Factory and office building construction commitments	182,975	162,882	20,093	—	—
Fixed assets purchasing commitment	250,775	250,775	—	—	—
Total	433,750	413,657	20,093	—	—

We lease stores and offices for operation under operating lease. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. As of December 31, 2024, our operating lease commitments were RMB5,673.9 million (US$777.5 million), of which 41.3% were due within one year.

As of December 31, 2024, we have RMB300.0 million interest-bearing short-term bank borrowing and RMB33.6 million interest-bearing long-term bank borrowing.

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

Holding Company Structure

The Company, or Luckin Coffee Inc., is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the Company. In addition, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to rules and restrictions under the PRC laws and regulations to the transfer of cash.

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

As of December 31, 2024, we do not have cash management policies in place that dictate how funds are transferred between Luckin Coffee Inc., our PRC subsidiaries and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. In accordance with the applicable PRC laws and regulations, the funds can be transferred between Luckin Coffee Inc., our PRC subsidiaries and the investors. Cash is transferred among (a) the holding company, namely Luckin Coffee Inc., (b) our Cayman subsidiary, namely First Ray International Holdings (Cayman) Limited, (c) our BVI subsidiaries, namely Luckin Coffee Investment Inc., Luckin Coffee International Holdings Inc. and First Ray Holdings Limited, (d) our Hong Kong subsidiaries, namely Luckin HK, Luckin Roasting HK, Luckin Roastery HK, Luckin HK Operation, and Luckin Trading HK, and (e) the PRC subsidiaries, which are wholly owned by the Hong Kong subsidiaries, in the following manner: (i) funds are transferred to the PRC subsidiaries, from the Company as needed through our Cayman subsidiary, BVI subsidiaries, and Hong Kong subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by the PRC subsidiaries to Luckin Coffee Inc. through our Hong Kong subsidiaries, BVI subsidiaries and Cayman subsidiary.

As of December 31, 2024, Luckin Coffee Inc. made cumulative capital contributions of US$1,647.8 million to its PRC subsidiaries through its intermediate holding companies which were accounted as loans to its intermediate holding companies of Luckin Coffee Inc. These funds have been used by the PRC subsidiaries for their operations. In the future, cash proceeds raised from overseas financing activities may be transferred by us through Luckin HK to Luckin Group via capital contribution and shareholder loans, as the case may be. Luckin Group then will transfer funds to its subsidiaries to meet the capital needs of our business operations. In addition, as of December 31, 2024, Luckin Coffee Inc. also made cumulative cash transfers of US$1.98 million, through its intermediate holding company, to Luckin Trading HK and Luckin Coffee (SGP) Pte.Ltd.

The Former VIE had not been involved in the business operations or fund planning of the Group. However, Luckin Coffee Inc. and its subsidiaries may transfer cash to the Former VIE by loans or capital support, subject to satisfaction of applicable government registration and approval requirements, to satisfy the Former VIE’s miscellaneous cash demands, such as social insurance fees for employees whose social insurance accounts were registered under the Former VIE. For the year ended December 31, 2022 and 2023, and for the period ended March 15, 2024, the PRC subsidiaries transferred RMB115.5 million, RMB11.1 million and RMB0.2 million (US$22 thousands), respectively, to the Former VIE by loans or by capital support. In addition, the Former VIE may transfer cash as repayment of loans or, on an ad hoc basis, as working capital support to our PRC subsidiaries. For the year ended December 31, 2022 and 2023, and for the period ended March 15, 2024, the Former VIE transferred to the PRC subsidiaries RMB104.1 million, RMB0.6 million and RMB nil (US$ nil), respectively. These funds were used for repayment of loans or to support operations of our PRC subsidiaries. The Former VIE also transferred 1,273 trademarks and two copyrights of works to Luckin Group during the course of 2022. There were no other assets transferred between our PRC subsidiaries and the Former VIE in 2022, 2023, and 2024. Upon termination of the contractual arrangements regarding the Former VIE, we recorded full impairment for the loan receivables under the VIE agreements.

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings and (ii) we determine to pay a dividend in the future:

Taxation
Scenario(1)
Statutory Tax
and Standard
Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of the contractual arrangements between us and the Former VIE, Beijing WFOE may charge the Former VIE for services provided to the Former VIE. These service fees shall be recognized as expenses of the Former VIE, with a corresponding amount as service income by Beijing WFOE and eliminated in consolidation. For income tax purposes, Beijing WFOE and the Former VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the Former VIE and as income by Beijing WFOE and are tax neutral.
(3)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

Condensed Consolidating Schedule

The following tables present the summary statements of operations for the Company’s Former VIE and other entities for the periods presented.

	For the Year Ended December 31, 2022
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)
Net revenues	—	563,500	—	13,088,711	(359,229)	13,292,982
Cost of materials	—	(90,834)	—	(5,088,129)	—	(5,178,963)
Store rental and other operating costs	—	(241,292)	—	(2,938,655)	349,960	(2,829,987)
Depreciation and amortization expenses	—	(2,412)	(15)	(389,509)	—	(391,936)
Delivery expenses	—	—	—	(1,373,219)	—	(1,373,219)
Sales and marketing expenses	—	(37,986)	(1,996)	(530,140)	—	(570,122)
General and administrative expenses	(39,773)	(180,090)	(17,156)	(1,231,800)	9,269	(1,459,550)
Store preopening and other expenses	—	(872)	—	(35,140)	—	(36,012)
Impairment loss of long-lived assets	—	—	—	(221,810)	—	(221,810)
Losses and expenses related to Fabricated Transactions and Restructuring	(69,233)	(251)	—	(5,720)	—	(75,204)
Total operating expenses	(109,006)	(553,737)	(19,167)	(11,814,122)	359,229	(12,136,803)
Interest and investment incomes	576	23,800	—	60,547	—	84,923
Interest and financing expenses	(23,484)	—	—	—	—	(23,484)
Foreign exchange (loss)/gain, net	(8,817)	(2,085)	—	12,745	8,818	10,661
Other income, net	—	1,857	1,194	57,629	—	60,680
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	(6,381)	—	—	—	—	(6,381)
Share of (losses)/income from subsidiaries and VIE	791,186	(23,542)	—	(60,243)	(707,401)	—
Provision for equity litigants settlement	(279,967)	—	—	—	—	(279,967)
Gain from extinguishment of Series B Senior Secured Notes	124,139	—	—	—	—	124,139
(Loss)/income before income taxes	488,246	9,793	(17,973)	1,345,267	(698,583)	1,126,750
Income tax expenses	—	(70,036)	(5,569)	(562,899)	—	(638,504)
Net (loss)/income	488,246	(60,243)	(23,542)	782,368	(698,583)	488,246

	For the Year Ended December 31, 2023
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)
Net revenues	—	1,008,660	—	24,677,136	(782,630)	24,903,166
Cost of materials	—	(99,900)	—	(10,792,314)	—	(10,892,214)
Store rental and other operating costs	—	(227,876)	(4)	(5,405,851)	466,249	(5,167,482)
Depreciation and amortization expenses	—	(2,418)	(13)	(602,149)	—	(604,580)
Delivery expenses	—	—	—	(2,010,699)	—	(2,010,699)
Sales and marketing expenses	(566)	(45,697)	(512)	(1,239,748)	—	(1,286,523)
General and administrative expenses	(46,722)	(214,116)	(8,746)	(1,876,445)	316,378	(1,829,651)
Store preopening and other expenses	—	187	—	(109,872)	—	(109,685)
Impairment loss of long-lived assets	—	—	—	(5,229)	—	(5,229)
Losses and expenses related to Fabricated Transactions and Restructuring	32,422	—	—	(3,907)	—	28,515
Total operating expenses	(14,866)	(589,820)	(9,275)	(22,046,214)	782,627	(21,877,548)
Interest and investment income	2,476	21,800	—	84,406	—	108,682
Foreign exchange (loss)/gain, net	3,320	(805)	—	850	(397)	2,968
Other (expenses)/income, net	—	14,860	42	47,381	—	62,283
Share of (losses)/income from subsidiaries and VIE	2,949,195	(9,233)	—	622,753	(3,562,715)	—
Provision for equity litigants settlement	(92,192)	—	—	—	—	(92,192)
(Loss)/income before income taxes	2,847,933	445,462	(9,233)	3,386,312	(3,563,115)	3,107,359
Income tax benefits/(expenses)	—	177,292	—	(436,718)	—	(259,426)
Net (loss)/income	2,847,933	622,754	(9,233)	2,949,594	(3,563,115)	2,847,933

	For the Year Ended December 31, 2024
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)
Net revenues	—	1,001,026	—	34,357,710	(883,922)	34,474,814
Cost of materials	—	(78,242)	—	(14,037,057)	—	(14,115,299)
Store rental and other operating costs	—	(379,592)	3	(8,817,021)	655,927	(8,540,683)
Depreciation and amortization expenses	—	(6,227)	—	(1,183,810)	—	(1,190,037)
Delivery expenses	—	—	—	(2,821,069)	—	(2,821,069)
Sales and marketing expenses	(309)	(17,760)	—	(1,908,341)	6,105	(1,920,305)
General and administrative expenses	(33,002)	(249,101)	142	(2,360,773)	222,272	(2,420,462)
Store preopening and other expenses	—	(303)	—	(69,253)	—	(69,556)
Impairment loss of long-lived assets	—	—	—	(8,925)	—	(8,925)
Losses and expenses related to Fabricated Transactions and Restructuring	149,946	(7)	—	(356)	—	149,583
Total operating expenses	116,635	(731,232)	145	(31,206,605)	884,304	(30,936,753)
Interest and investment incomes	17,915	3,243	—	68,037	—	89,195
Interest and financing expenses	—	—	—	(3,924)	—	(3,924)
Foreign exchange (loss)/gain, net	6,007	(787)	—	(13,393)	(5,066)	(13,239)
Other income/(expenses), net	(18,575)	528	—	23,633	78,575	84,161
Share of (losses)/income from subsidiaries and VIE	2,809,721	21,265	—	209,356	(3,040,342)	—
Provision for equity litigants settlement	—	—	—	—	—	—
(Loss)/income before income taxes	2,931,703	294,043	145	3,434,814	(2,966,451)	3,694,254
Income tax expenses	—	(84,687)	—	(677,864)	—	(762,551)
Net (loss)/income	2,931,703	209,356	145	2,756,950	(2,966,451)	2,931,703

Notes:

(1)	The eliminations are mainly related to the internal transactions of raw materials and service fees charged between our subsidiaries and the WFOE, and subsidiaries’ net income/(loss) picked up by corresponding parent companies through profit and loss.

The following tables present the summary balance sheet data for the Former VIE and other entities as of the dates presented.

	For the Year Ended December 31, 2023
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)
Assets
Current assets:
Cash and cash equivalents	30,752	252,780	—	2,642,177	—	2,925,709
Restricted cash	—	201	—	65,879	—	66,080
Short-term investments, net	—	—	—	100,000	—	100,000
Receivables from online payment platforms	—	251	—	213,912	—	214,163
Accounts receivables, net	—	119	—	80,546	—	80,665
Inventories	—	—	—	2,204,000	—	2,204,000
Prepaid expenses and other current assets, net	2,778	34,164	—	1,507,976	—	1,544,918
Amount due from subsidiaries	13,043,055	5,200	—	1,056,096	(14,104,351)	—
Term deposits-current	—	—	—	464,019	—	464,019
Total current assets	13,076,585	292,715	—	8,334,605	(14,104,351)	7,599,554
Non-current assets	(2,926,400)	225,664	2	8,994,853	4,398,305	10,692,424
Total assets	10,150,185	518,379	2	17,329,458	(9,706,046)	18,291,978
Current Liabilities:
Accounts payable	—	—	—	814,655	—	814,655
Accrued expenses and other current liabilities	10,108	54,793	371	2,491,705	—	2,556,977
Deferred revenues	—	244	—	123,178	—	123,422
Amount due to subsidiaries	309,318	864,058	3,965	12,927,010	(14,104,351)	—
Payable for equity litigants settlement	116,314	—	—	—	—	116,314
Operating lease liabilities	—	19,291	—	1,832,019	—	1,851,310
Total current liabilities	435,740	938,386	4,336	18,188,567	(14,104,351)	5,462,678
Non-current liabilities	—	29,396	—	3,085,459	—	3,114,855
Total liabilities	435,740	967,782	4,336	21,274,026	(14,104,351)	8,577,533
Mezzanine equity:
Convertible senior preferred shares	1,578,040	—	—	—	—	1,578,040
Total mezzanine equity	1,578,040	—	—	—	—	1,578,040
Total Company’s ordinary shareholders’ equity	8,136,405	(449,403)	(4,334)	(3,944,568)	4,398,305	8,136,405
Total liabilities, mezzanine equity and shareholders’ equity	10,150,185	518,379	2	17,329,458	(9,706,046)	18,291,978

	For the Year Ended December 31, 2024
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)
Assets
Current assets:
Cash and cash equivalents	639,488	150,924	—	3,571,897	—	4,362,309
Restricted cash	—	201	—	3,580	—	3,781
Short-term investments, net	—	—	—	250,000	—	250,000
Receivables from online payment platforms	—	550	—	437,908	—	438,458
Accounts receivables, net	—	44	—	111,207	—	111,251
Inventories	—	—	—	2,473,393	—	2,473,393
Prepaid expenses and other current assets, net	21,153	46,592	—	1,870,309	—	1,938,054
Amount due from subsidiaries	12,233,657	7,288	—	619,683	(12,860,628)	—
Term deposits-current	656,820	—	—	470,721	—	1,127,541
Total current assets	13,551,118	205,599	—	9,808,698	(12,860,628)	10,704,787
Non-current assets	(58,777)	182,579	—	11,602,232	668,293	12,394,327
Total assets	13,492,341	388,178	—	21,410,930	(12,192,335)	23,099,114
Current Liabilities:
Short-term bank borrowings	—	—	—	300,000	—	300,000
Accounts payable	—	—	—	738,677	—	738,677
Accrued expenses and other current liabilities	9,757	80,270	—	2,937,476	—	3,027,503
Deferred revenues	—	217	—	153,031	—	153,248
Amount due to subsidiaries	310,414	402,835	—	12,147,379	(12,860,628)	—
Payable for equity litigants settlement	119,560	—	—	—	—	119,560
Operating lease liabilities	—	—	—	2,343,387	—	2,343,387
Total current liabilities	439,731	483,322	—	18,619,950	(12,860,628)	6,682,375
Non-current liabilities	—	72,638	—	3,291,491	—	3,364,129
Total liabilities	439,731	555,960	—	21,911,441	(12,860,628)	10,046,504
Mezzanine equity:
Convertible senior preferred shares	1,514,660	—	—	—	—	1,514,660
Total mezzanine equity	1,514,660	—	—	—	—	1,514,660
Total Company’s ordinary shareholders’ equity	11,537,950	(167,782)	—	(500,511)	668,293	11,537,950
Total liabilities, mezzanine equity and shareholders’ equity	13,492,341	388,178	—	21,410,930	(12,192,335)	23,099,114

The following tables present the summary cash flow data for the Former VIE and other entities for the periods presented.

	For the Year Ended December 31, 2022
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)
Net cash provided by/(used in) operating activities	(587,039)	(203,051)	—	809,908	—	19,818
Net cash used in investing activities	—	(3,060)	—	(794,986)	—	(798,046)
Net cash used in financing activities	(2,276,260)	—	—	—	—	(2,276,260)
Effect of exchange rate on cash, cash equivalents and restricted cash	—	—	—	77,133	—	77,133
Net increase/(decrease) in cash, cash equivalents and restricted cash	(2,863,299)	(206,111)	—	92,055	—	(2,977,355)
Cash, cash equivalents and restricted cash at the beginning of year	3,078,291	890,046	—	2,586,937	—	6,555,274
Cash and cash equivalents and restricted cash at the end of the year	214,992	683,935	—	2,678,992	—	3,577,919

	For the Year Ended December 31, 2023
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)
Net cash provided by/(used in) operating activities	(184,240)	(445,797)	—	3,530,462	—	2,900,425
Net cash provided by/(used in) investing activities	—	14,843	—	(3,461,942)	—	(3,447,099)
Net cash used in financing activities	—	—	—	—	—	—
Effect of exchange rate on cash, cash equivalents and restricted cash	—	—	—	7,398	—	7,398
Net increase/(decrease) in cash, cash equivalents and restricted cash	(184,240)	(430,954)	—	75,918	—	(539,276)
Cash, cash equivalents and restricted cash at the beginning of year	214,992	683,935	—	2,678,992	—	3,577,919
Cash and cash equivalents and restricted cash at the end of the year	30,752	252,981	—	2,754,910	—	3,038,643

	For the Year Ended December 31, 2024
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)
Net cash provided by/(used in) operating activities	1,259,823	(91,797)	12	3,061,234	—	4,229,272
Net cash used in investing activities	(654,185)	(10,059)	(12)	(2,545,550)	—	(3,209,806)
Net cash provided by financing activities	—	—	—	333,600	—	333,600
Effect of exchange rate on cash, cash equivalents and restricted cash	3,098	—	—	11,878	—	14,976
Net increase/(decrease) in cash, cash equivalents and restricted cash	608,736	(101,856)	—	861,162	—	1,368,042
Cash, cash equivalents and restricted cash at the beginning of year	30,752	252,981	—	2,754,910	—	3,038,643
Cash and cash equivalents and restricted cash at the end of the year	639,488	151,125	—	3,616,072	—	4,406,685

5.C.	Research and Development

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

For the years ended December 31, 2022, 2023, and 2024, we recognized impairment of long-lived assets other than goodwill of RMB221.8 million, RMB5.2 million, and RMB8.9 million (US$1.2 million), respectively.

Impairment loss of long-lived assets mainly represented RMB221.8 million for the asset group related to Luckin Coffee EXPRESS machines for the year ended December 31, 2022, RMB5.2 million primarily for assets in relation to Luckin Tea for the year ended December 31, 2023, and RMB8.9 million for store operating equipment and others, generally for the unrecoverable damaged coffee machines for the year ended December 31, 2024.

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

We account for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income as income tax expenses. The accrued interest and penalties related to unrecognized tax benefit for the years ended December 31, 2022, 2023 and 2024 were RMB4.5million, RMB7.6 million and RMB7.2 million(US$1.0 million), respectively, which represent our best estimate, in accordance with current PRC tax laws and regulations.

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

Share-Based Compensation

We apply ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. All the share-based awards to employees and directors were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. We recognize share-based compensation expenses for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation expense is recognized over the requisite service period for each separately vesting portion of the award, and only when it is probable that the performance condition, if any, will be achieved. We account for forfeitures as they occur. We issue new shares of common stock upon exercise of stock options and the vesting of restricted share units.

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements, if any, is included in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included in this annual report.

Item 6.   Directors, Senior Management and Employees

6.A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dr. Jinyi Guo	43	Chairman and Chief Executive Officer
Wenbao Cao	55	Director and Senior Vice President
Feng Liu	59	Independent Director
Sean Shao	68	Independent Director
Qianli Liu	49	Independent Director
Weihao (Michael) Chen	45	Director
Jun Liu	54	Director
Joel A. Getz	60	Independent Director
Guiyi Chen	46	Director
Jing An	48	Chief Financial Officer
Fei Yang	47	Chief Growth Officer
Shan Jiang	49	Senior Vice President
Weiming Zhou	52	Senior Vice President
Tian Zang	37	Senior Vice President

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

Mr. Joel A. Getz currently serves as the Deputy Dean for Alumni, Development, and Special Initiatives at the Yale School of Management, which he joined in February 2008. At the Yale School of Management, Mr. Getz is in charge of all fundraising and alumni initiatives. Prior to joining the Yale School of Management, Mr. Getz worked with a number of organizations including Stanford University and the Mayor’s Fund to Advance New York City. Mr. Getz was President of the Mayor’s Fund, working with New York City Mayor Michael R. Bloomberg, deputy mayors, and agency commissioners, as well as a 50-member board of top CEOs, financiers, philanthropists and community leaders, to plan, prioritize and implement fundraising initiatives to support civic improvements in the City of New York. From 1990 to 1997 Mr. Getz was the President and Co-Founder of Rim Pacific, a manufacturing and distribution firm focusing on art reproductions. Mr. Getz received his B.A. in 1986 from Harvard University where he was First Marshal of his class and has served on the board of the Alumni Association.

Mr. Guiyi Chen brings extensive experience in law, banking, investment, and management, with expertise in both domestic and international capital markets. He is currently a managing director at Centurium Capital Management (HK) Ltd (“Centurium Capital”). Prior to joining Centurium Capital, Mr. Chen held senior roles at Jingtian & Gongcheng LLP, W&G Investment Management Co., Ltd., and Loeb & Loeb LLP. Mr. Chen holds a bachelor’s degree in legal studies from the China Youth University of Political Science and a master’s degree in law from the University of Groningen, Netherlands.

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

Mr. Shan Jiang joined Luckin in September 2020 as special counsel and was named senior vice president in February 2021. He is currently in charge of our legal, compliance, and public affairs matters. Before joining the Company, Mr. Jiang served as Associate General Counsel of Airbnb, Inc. (NASDAQ: ABNB), where he was in charge of legal and compliance matters in China. Prior to joining Airbnb, Inc., Mr. Jiang has worked for Amazon.com, Inc. (NASDAQ: AMZN) and also for Davis Polk & Wardwell LLP, where he had experiences in major commercial transactions and capital markets. Mr. Jiang obtained a bachelor’s degree from Peking University, a master’s degree in computer science from Dartmouth College and a Juris Doctor degree from Columbia Law School.

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

Ms. Tian Zang joined Luckin in May 2020 and had been serving as our HR vice president since September 2021. She was appointed senior vice president in October 2023, and is currently responsible for HR matters, business analysis sectors, and our Luckin Coffee Instant offerings. With the joint efforts of Ms. Zang and the rest of the Company’s executives, the Company successfully reshaped and upgraded the HR management system to effectively support the rapid growth of the business. Prior to joining Luckin, Ms. Zang held various positions at UCAR Inc. from 2016 to 2020. Ms. Zang also worked as a teacher at the University of Science and Technology Beijing from 2013 to 2016.

6.B.	Compensation

In 2024, we paid an aggregate of RMB30.4 million (US$4.2 million) in cash to our executive officers, and paid an aggregate of RMB4.4 million (US$0.6 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers, except that our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

For share incentive grants to our directors, executive officers and employees, see “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events, including acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment. We may terminate an executive officer’s employment in circumstances prescribed under and in accordance with the applicable labor law by giving a prior written notice and paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice. Some of our executive officers are entitled to certain compensation or benefits in the event of a change in control.

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

Share Incentive Plan

2019 Share Option Plan

We adopted the 2019 Share Option Plan, in January 2019. The purpose of the 2019 Share Option Plan is to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. The maximum aggregate number of Class A Ordinary Shares that can be issued under the 2019 Share Option Plan is 79,015,500. As of February 28, 2025, 66,695,568 options (excluding any granted options that were subsequently canceled or expired) have been granted and fully vested with 158,048 not yet exercised under the 2019 Share Option Plan.

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

2021 Equity Incentive Plan

We adopted a share incentive plan in January 2021, which we refer to as the 2021 Equity Incentive Plan in this annual report, to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of February 28, 2025, restricted share units to receive ADSs representing 180,465,952 Class A Ordinary Shares (excluding any granted restricted share units that were subsequently canceled), have been granted with restricted share units to receive ADSs representing 105,737,336 Class A Ordinary Shares vested under the 2021 Equity Incentive Plan.

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

Class A Ordinary
Shares
Underlying
Outstanding
	Share-Based	Exercise Price
Name	Awards Granted(1)	(US$ per Share)(2)	Date of Grant	Date of Expiration(3)
Dr. Jinyi Guo	34,666,160	0.0002	From January 18, 2019 to January 21, 2025	January 18, 2029
Wenbao Cao	*	0.0002	From January 18, 2019 to January 21, 2025	from January 18, 2029 to November 6, 2030
Feng Liu	*	N/A	From July 1, 2021 to July 1, 2024	N/A
Sean Shao	*	N/A	From July 1, 2021 to July 1, 2024	N/A
Fei Yang	*	0.0002	From January 18, 2019 to January 21, 2025	from January 18, 2029 to November 6, 2030
Shan Jiang	*	N/A	From February 1, 2021 to January 21, 2025	N/A
Weiming Zhou	*	0.0002	From November 6, 2020 to January 21, 2025	November 6, 2030
Qianli Liu	*	N/A	From January 17, 2023 to July 1, 2024	N/A
Joel A. Getz	*	N/A	From January 17, 2023 to January 21, 2025	N/A
Jing An	*	N/A	From July 1, 2022 to January 21, 2025	N/A
Tian Zang	*	N/A	From February 1, 2021 to January 21, 2025	N/A
*	Less than 1% of our total outstanding Ordinary Shares on an as-converted basis.
(1)	Include shares underlying options and shares in the form of restricted share units. Restricted share units have no applicable exercise price or expiration date.
(2)	Not applicable to restricted share units.
(3)	Not applicable to restricted share units.

As of February 28, 2025, other grantees as a group were granted (i) options (excluding any granted options that were subsequently canceled) to purchase 15,493,832 Class A Ordinary Shares, and (ii) restricted share units representing 125,989,216 Class A Ordinary Shares (in the form of 15,748,652 ADSs).

6.C.	Board Practices

Board of Directors

Our Board consists of nine directors, including four independent directors, namely Mr. Feng Liu, Mr. Sean Shao, Ms. Qianli Liu and Mr. Joel A. Getz. A director is not required to hold any shares in our company to qualify to serve as a director.

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

Audit Committee. Our audit committee consists of Mr. Feng Liu, Ms. Qianli Liu and Mr. Sean Shao, and is chaired by Mr. Feng Liu. We have determined that each of Mr. Feng Liu, Ms. Qianli Liu and Mr. Sean Shao meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Feng Liu qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Sean Shao, Dr. Jinyi Guo, Mr. Weihao (Michael) Chen, Mr. Feng Liu and Mr. Guiyi Chen, and is chaired by Mr. Sean Shao. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Weihao (Michael) Chen, Dr. Jinyi Guo, Mr. Jun Liu, and Ms. Qianli Liu, and is chaired by Mr. Weihao (Michael) Chen. The nominating and corporate governance committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board. Each of our directors are appointed for a two-year term and may be re-appointed by the Board upon the term expiration. The current term of all of our directors, except for Mr. Joel A. Getz, will expire on May 20, 2026. The current term of Mr. Joel A. Getz will expire on December 27, 2026. A director’s office shall be vacated if, among other things, the director (i) resigns his office by notice in writing to the Company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (iii) is found to be or becomes of unsound mind; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to our sixth amended and restated articles of association.

6.D.	Employees

We endeavor to cultivate employees with talent, passion, and strong learning abilities.

We had 14,559 full-time employees and 19,045 part-time employees as of December 31, 2022, 29,217 full-time employees and 45,373 part-time employees as of December 31, 2023, and 33,795 full-time employees and 50,396 part-time employees as of December 31, 2024, the vast majority of whom were based in China. As of December 31, 2024, our full-time employees consisted of 31,039 store operation employees, 596 store development employees, 712 technology development employees, 1,283 general and administration employees and 165 sales and marketing employees.

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

We engage independent third-party service providers to recruit some outsourced staff. As of December 31, 2024, a majority of our part-time storefront staff were such outsourced staff.

We maintain a good working relationship with our employees, and as of the date of this annual report, we had not experienced any material labor disputes.

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our Shares as of February 28, 2025, assuming conversion of all of our outstanding Class B Ordinary Shares and Senior Preferred Shares into Class A Ordinary Shares on a one-to-one basis, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of any class of our Shares.

The calculations in the table below are based on, (i) 2,129,852,172 issued and outstanding Class A Ordinary Shares, which is calculated by 2,133,101,812 Class A Ordinary Shares on our ROM as of February 28, 2025 excluding a total of 3,249,640 Class A Ordinary Shares that represent Class A Ordinary Shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding as of February 28, 2025, (ii) 136,172,004 outstanding Class B Ordinary Shares as of February 28, 2025, and (iii) 295,384,619 outstanding Senior Preferred Shares as of February 28, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned as of February 28, 2025
		Class A		Class B			Percentage of
		Percentage of		Percentage of		Percentage	total Shares, as	Percentage
		total Class A		total Class B		of total	converted	of aggregate
		Ordinary		Ordinary		Senior	one-to-one into a	voting
	Number	Shares**	Number	Shares**	Number	Preferred Shares***	single class	power***
Directors and Executive Officers:
Dr. Jinyi Guo	26,516,160	1.2%	—	—	—	—	1.0%	0.7%
Wenbao Cao	*	*	—	—	—	—	*	*
Feng Liu	*	*	—	—	—	—	*	*
Sean Shao	*	*	—	—	—	—	*	*
Qianli Liu	*	*	—	—	—	—	*	*
Weihao (Michael) Chen	—	—	—	—	—	—	—	—
Jun Liu	—	—	—	—	—	—	—	—
Joel A. Getz	*	*	—	—	—	—	*	*
Guiyi Chen	—	—	—	—	—	—	—	—
Jing An	*	*	—	—	—	—	*	*
Fei Yang	*	*	—	—	—	—	*	*
Shan Jiang	*	*	—	—	—	—	*	*
Weiming Zhou	*	*	—	—	—	—	*	*
Tian Zang	*	*	—	—	—	—	*	*
All directors and executive officers as a group	67,331,840	3.2%	—	—	—	—	2.6%	1.8%
Principal Shareholders:
Centurium Capital(1)	371,407,188	17.4%	136,172,004	100.0%	295,384,615	100.0%	31.3%	53.6%
Joy Capital(2)	119,543,188	5.6%	—	—	*	*	4.7%	3.2%

Notes:

*	Less than 1% of each class of our shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 2,129,852,172 Class A Ordinary Shares, or 136,172,004, being the number of Class B Ordinary Shares, or 295,384,619, being the number of Senior Preferred Shares, as appropriate, as of February 28, 2025 and (ii) the number of Ordinary Shares underlying share options and/or restricted share units held by such person or group that are exercisable or, for restricted share units, expected to vest within 60 days of February 28, 2025.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Ordinary Shares and Senior Preferred Shares as a single class.

(1) Represents (i) 56,573,990 Class A Ordinary Shares (including 21,017,992 Class A Ordinary Shares in the form of 2,627,249 ADSs) held by Camel ZQ Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Camel ZQ”); (ii) 125,405,404 Class A Ordinary Shares held by Cameleer L.P., an exempted limited partnership incorporated under the laws of the Cayman Islands (“Cameleer”); (iii) 102,344,669 Class A Ordinary Shares held by Cameleer II L.P., an exempted limited partnership incorporated under the laws of the Cayman Islands (“Cameleer II”); (iv) 32,313,906 Class A Ordinary Shares held by CCM Prosper L.P., a limited partnership incorporated under the laws of the Cayman Islands (“CCM Propser”); (v) 32,313,906 Class A Ordinary Shares held by Masterclass Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Masterclass”); (vi) 13,848,817 Class A Ordinary Shares held by Tianyu Ruikong Limited, a company incorporated under the laws of the British Virgin Islands (“Tianyu”); (vii) 8,606,496 Class A Ordinary Shares (in form of 1,075,812 ADSs) and 4 Class B Ordinary shares held by Fortunate Cup Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Fortunate Cup”); (viii) 136,172,000 Class B Ordinary Shares held by Lucky Cup Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Lucky Cup”); and (ix) 295,384,615 Senior Preferred Shares held by Cannonball Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Cannonball”). As reported in the Schedule 13D (Amendment No.3) filed by Lucky Cup and other filers on July 18, 2024, Centurium Holdings Ltd. is an exempted company incorporated with limited liability under the laws of the Cayman Islands, which holds interests in the general partners of certain private equity funds that hold interests in Lucky Cup, Fortunate Cup, Cannonball, and Masterclass; Hui Li is the sole shareholder and director of Centurium Holdings (BVI) Ltd., an exempted company incorporated under the laws of the British Virgin Islands and the sole shareholder of Centurium Holdings Ltd. Hui Li has sole voting and investment discretion with respect to Tianyu. All voting power in Camel ZQ is held by an entity ultimately controlled by Hui Li. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder; each of Centurium Holdings Ltd., Centurium Holdings (BVI) Ltd. and Hui Li may be deemed to indirectly beneficially own the shares of the Issuer held by Camel ZQ, Cameleer, Cameleer II, Lucky Cup, Fortunate Cup, Cannonball, CCM Prosper, Masterclass, and Tianyu. The address of the principal business and principal office of each of Camel ZQ, Cameleer, Cameleer II, Lucky Cup, Fortunate Cup, Cannonball, CCM Prosper, and Masterclass is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of the principal business and principal office of Tianyu is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

In 2024, we received sales and marketing services and other services in the ordinary course of business from Goumei (Zhejiang) Information Technology Co., Ltd. and Jiangsu Yunxuetang Internet Technology Co., Ltd, entities in which our controlling shareholder Centurium Capital has significant influence. The transaction amounts for such services were RMB116.6 million (US$16.0 million) and RMB1.0 million (US$0.1 milllion), respectively, in 2024.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Shares

General. Our authorized share capital is US$50,000 divided into 25,000,000,000 Ordinary Shares, with a par value of US$0.000002 each, comprising (i) 20,000,000,000 Class A Ordinary Shares with a par value of US$0.000002 each, and (ii) 5,000,000,000 Class B Ordinary Shares with a par value of US$0.000002 each. Further to a Certificate of Designation dated November 30, 2021, 307,692,307 authorised but unissued Class A Ordinary Shares with a par value of US$0.000002 each in the capital of the Company have been re-designated as 307,692,307 Senior Preferred Shares with a par value of US$0.000002 each. In January 2024, 12,307,688 Senior Preferred Shares were re-designated to Class A Ordinary Shares, and then converted to 1,538,461 ADSs at the request of the holder of such Senior Preferred Shares pursuant to the Certificate of Designation. To consummate such conversion, 12,307,688 Senior Preferred Shares had been re-designated as 12,307,688 Class A Ordinary Shares. Holders of Ordinary Shares have the same rights except for voting and conversion rights. Holders of Senior Preferred Shares have the rights described below under “Certificate of Designation.” All of our issued and outstanding Ordinary Shares and Senior Preferred Shares are fully paid and nonassessable. Certificates representing the Ordinary Shares and Senior Preferred Shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their Ordinary Shares and Senior Preferred Shares subject to certain restriction described below under “Transfer of Shares.”

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

Based on the composition of our income and assets and the estimated value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our 2024 taxable year. However, there can be no assurances that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets, whichmay be determined, in part, by reference to our market capitalization, which has been, and may continue to be, volatile). Therefore, fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or any future taxable year.

Moreover, it is not entirely clear how the contractual arrangements between us and our Former VIE are treated for purposes of the PFIC rules, which could affect our PFIC status for taxable years during which our VIE structure was in place. Furthermore, there are uncertainties as to how the PFIC rules apply with respect to our retail partnership model. In addition, our PFIC status for any taxable year may depend, in part, on how we operate our global franchise model and, if we earn income from royalties under this model, the extent to which such royalties will be treated as active under the PFIC rules. For these reasons, our PFIC status for any taxable year is uncertain.

As discussed in certain of our prior filings on Form 20-F, there may be some uncertainty regrading our PFIC status for certain of our prior taxable years. If we are or were a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A Ordinary Shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or Class A Ordinary Shares, even if we cease to meet the threshold requirements for PFIC status, unless a “deemed sale” election is filed and the U.S. Holder pays any applicable tax under the PFIC rules described below. U.S. Holders should consult their tax advisers regarding the advisability of making this election in their particular circumstances in the case that we are or were, but cease to be, a PFIC for any taxable year.

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

Generally, a mark-to-market election may be available with respect to shares or American depositary shares of PFICs if such securities are “regularly traded” on a “qualified exchange” (such as the Nasdaq, where our ADSs were previously listed). U.S. Holders should note that the OTC Pink Limited Information system, on which the prices of our ADSs are currently quoted, is not a “qualified exchange” for purposes of the mark-to-market rules. Therefore, although a mark-to-market treatment of the ADSs might have been available for any past taxable year that ended before the taxable year in which our ADSs were delisted from the Nasdaq (if we were a PFIC for any such year), this election is currently not available for as long as the ADSs continue to be delisted from, or not regularly traded on, the Nasdaq or any other qualified stock exchange. U.S. Holders should note that a mark-to-market election cannot be made with respect to Lower-tier PFICs, if any, or with respect to our Class A Ordinary Shares.

We do not intend to provide information necessary for U.S. Holders to make “qualified electing fund” elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

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

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

Foreign currency exchange rate risk

Renminbi is not a freely convertible currency. SAFE, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of Renminbi is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents, restricted cash, short-term investments and term-deposits denominated in Renminbi amounted to RMB3,248.8 million, RMB3,555.5 million, and RMB3,955.5 million as of December 31, 2022, 2023, and 2024, respectively.

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

Currency convertibility risk

We transact substantially all of our business in Renminbi, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the Renminbi may be readily convertible into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates and have not used any derivative financial instruments to manage the interest risk exposure in 2022, 2023, and 2024.

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

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

14.A. — 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged except for the changes disclosed below.

We entered into the Third Amended and Restated Investors’ Rights Agreement in April 2019 (the “IRA”) with certain shareholders. The IRA granted to each shareholder party to the agreement a right to participate in any future issuance or sale of securities. In order to conduct future fundraising more efficiently, the IRA was terminated on February 13, 2025.

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

Based upon this evaluation, our management has concluded that, as of December 31, 2024, our existing disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management has concluded that the internal control over financial reporting as of December 31, 2024 was effective.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”), has audited the effectiveness of our Company’s internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16.C.   Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, namely BDO China Shu Lun Pan Certified Public Accountants LLP, for the years ended December 31, 2023 and 2024.

	2023	2024
	RMB	RMB
Services:
Audit fees(1)	26,297	26,441
Audit-Related Fees(2)	906	527
Total liabilities	27,203	26,968
(1)	Audit Fees. Audit fees mean the aggregate fees billed for each of the fiscal periods listed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees. Audit-related fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

The policy of our audit committee is to preapprove all audit and non-audit services provided by auditors including BDO China Shu Lun Pan Certified Public Accountants LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit

Item 16.D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16.F.   Change in Registrant’s Certifying Accountant

Not applicable.

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

Item 16.I.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.   Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other disposition of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, which subjects us to evolving governmental regulations and other legal obligations related to privacy, cybersecurity, information security and data protection, many of which are subject to changes and uncertain interpretations. Any failure to comply with these governmental regulations and legal obligations, improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

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
4.8

Series B-1 Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Darsana Master Fund LP, Bel45 Private Opportunities Fund, L.P., Tango Capital Opportunities Fund, L.P., TSCL Private Markets Fund, L.P., NDSIB Private Opportunities Fund, L.P., BlackRock Private Opportunities Fund IV, L.P., BR POF IV Cayman Master Fund, L.P., High Rock Direct Fund, L.P., BlackRock MD Private Opportunities Fund, L.P., 1885 Private Opportunities Fund, L.P., NHRS Private Opportunities Fund, L.P., Sullivan Way Private Opportunities Fund, L.P., Coin Private Opportunities, L.P., POF III Scottish Master, L.P., BlackRock Inverwood Private Opportunities Fund, L.P., OV Private Opportunities, L.P., Red River Direct Investment Fund III, L.P., BR/ERB Co-Investment Fund II, L.P., BlackRock MSV Private Opportunities Fund, L.P., Private Equity Partners VII Master, L.P., Private Equity Partners VII US, L.P., BlackRock Private Opportunities Fund IV Master SCSp, Total Alternatives Fund—Private Equity LP, Total Alternatives Fund—Private Equity (B) LP and other parties named therein dated April 12, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.9

Subscription Agreement by and between the Registrant and Louis Dreyfus Company B.V. dated April 19, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.10

English translation of Termination Agreement of the Contractual Agreements by and among Beijing WFOE, Beijing Luckin Coffee Technoligy Ltd., and the shareholders of Beijing Luckin Coffee Technology Ltd., dated March 15, 2024 (incorporated herein by reference to Exhibit 4.11 to the annual report for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 8, 2024)

4.11

Restructuring Support Agreement by and among the Registrant, the joint provisional liquidators appointed to the Company by the order of the Grand Court of the Cayman Islands dated July 15, 2020 in the provisional liquidation proceedings relating to the Registrant (Cause No. FSD 157 of 2020(ASCJ)) and certain holders of the Registrant’s convertible senior notes due 2025, dated March 16, 2021 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K (File No. 001-38896) filed with the Securities and Exchange Commission on March 16, 2021)

4.12

Amendment No.1 dated September 1, 2021 to the Restructuring Support Agreement dated March 16, 2021, by and among the Registrant, the joint provisional liquidators appointed to the Company by the order of the Grand Court of the Cayman Islands dated July 15, 2020 in the provisional liquidation proceedings relating to the Registrant (Cause No. FSD 157 of 2020 (ASCJ)) and certain holders of the Registrant’s convertible senior notes due 2025

4.13

Investment Agreement by and among the Registrant, Cannonball Limited and Joy Capital II, L.P, dated April 15, 2021 (incorporated herein by reference to Exhibit 4.20 to the annual report for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on June 30, 2021)

4.14

Rights Agreement, dated as of October 14, 2021, between Luckin Coffee Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, including as Exhibit A the forms of Rights Certificate and of Election to Exercise (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, furnished on October 14, 2021)

4.15

Amendment No. 1 dated as of October 10, 2024 to the Rights Agreement dated as of October 14, 2021, between Luckin Coffee Inc. and Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC), as Rights Agent (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 6-K furnished on October 10, 2024)

8.1*	List of Significant Subsidiaries of the Registrant
11.1	Amended Code of Business Conduct and Ethics of the Registrant
11.2*	Amended and Restated Statement of Policy Concerning Trading in Company Securities
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of King & Wood Mallesons
15.2*	Consent of Harney Westwood & Riegels
15.3*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP, Independent Registered Public Accounting Firm

Exhibit Number	Description of Document
97	Clawback policy (incorporated by reference to Exhibit 97 to the annual report for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Comission on April 8, 2024)

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Luckin Coffee Inc.

	By:	/s/ Jing An
	Name:	Jing An
	Title:	Chief Financial Officer

Date: March 31, 2025

LUCKIN COFFEE INC.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Luckin Coffee Inc.

Xiamen, The People’s Republic of China

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Luckin Coffee Inc. together with its consolidated subsidiaries and variable interest entity (collectively, the “Group”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated March 31, 2025 expressed an unqualified opinion thereon.

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

Deferred Tax Assets Valuation Allowance

As described in Note 17 to the consolidated financial statements, the Group recorded a valuation allowance based on the assessment of the realizability of the Group’s deferred tax assets. The Group establishes a valuation allowance to reduce deferred tax assets to the amount management believes is more likely than not to be realized. As of December 31, 2024, the valuation allowance of RMB164.1 million was provided against the deferred income tax assets of certain subsidiaries, which were not able to utilize portion or all of the benefits of the deferred tax assets due to lack of sufficient sources of qualified taxable income. With respect to certain other subsidiaries, the Group determined sufficient positive evidence existed to support the realizability of the deferred tax assets associated with operations of those subsidiaries, given the reduced uncertainty of the business performance after those subsidiaries have generated cumulative profits. As a result, for those subsidiaries, the Group reduced the associated valuation allowance.

We identified the assessment of the realizability of the Group’s deferred tax assets as a critical audit matter. Complex auditor judgement was involved in evaluating management’s assessment of the realizability of deferred tax assets and significant assumptions relating to continued profitability and expected utilization of deferred tax assets. Auditing these elements involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill and knowledge needed.

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

March 31, 2025

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Luckin Coffee Inc.

Xiamen, The People’s Republic of China

Opinion on Internal Control over Financial Reporting

We have audited Luckin Coffee Inc.’s together with its consolidated subsidiaries and variable interest entity (collectively, the “Group’s”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Group as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 31, 2025 expressed an unqualified opinion thereon.

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

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, The People’s Republic of China

March 31, 2025

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,925,709	4,362,309	597,740
Restricted cash		66,080	3,781	518
Short-term investments, net		100,000	250,000	34,256
Accounts receivable, net	4	80,665	111,251	15,244
Receivables from online payment platforms		214,163	438,458	60,079
Inventories	5	2,204,000	2,473,393	338,914
Prepaid expenses and other current assets, net	6	1,544,918	1,938,054	265,560
Term deposit-current		464,019	1,127,541	154,500
Total current assets		7,599,554	10,704,787	1,466,811

Non-current assets:
Property and equipment, net	7	4,169,141	5,065,903	694,149
Restricted cash		46,854	40,595	5,562
Other non-current assets, net	8	789,492	929,165	127,318
Deferred tax assets, net	17	350,082	271,601	37,216
Operating lease right-of-use assets	19	5,186,855	5,937,063	813,519
Term deposit - non-current		150,000	150,000	20,554
Total non-current assets		10,692,424	12,394,327	1,698,318

Total assets		18,291,978	23,099,114	3,165,129

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including amount of the VIE without recourse to the primary beneficiaries of RMB4.3 million and RMB nil (US$ nil) as of December 31, 2023 and 2024):
Short-term bank borrowings	9	—	300,000	41,107
Accounts payable		814,655	738,677	101,216
Accrued expenses and other current liabilities	10	2,556,977	3,027,503	414,840
Deferred revenues		123,422	153,248	20,998
Payable for equity litigants settlement		116,314	119,560	16,383
Operating lease liabilities	19	1,851,310	2,343,387	321,100
Total current liabilities		5,462,678	6,682,375	915,644

Non-current liabilities (including amount of the VIE without recourse to the primary beneficiaries of RMB nil and RMB nil as of December 31, 2023 and 2024):
Long-term bank borrowings	9	—	33,600	4,604
Operating lease liabilities	19	3,114,855	3,330,529	456,362
Total non-current liabilities		3,114,855	3,364,129	460,966

Total liabilities		8,577,533	10,046,504	1,376,610

Commitments and contingencies	21

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

		As of December 31,
	Notes	2023	2024
		RMB	RMB	US$
Mezzanine equity:
Convertible senior preferred shares (US$0.000002 par value; 307,692,307 and 307,692,307 shares authorized as of December 31, 2023 and 2024, respectively; 307,692,307 and 295,384,619 issued and outstanding as of December 31, 2023 and 2024, respectively)	15	1,578,040	1,514,660	207,545
Total Mezzanine equity		1,578,040	1,514,660	207,545

Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value; 19,692,307,693 and 19,692,307,693 shares authorized as of December 31, 2023 and 2024, respectively, 2,093,280,340 and 2,124,695,348 issued and outstanding as of December 31, 2023 and 2024, respectively)	14	23	24	3
Class B ordinary shares (US$0.000002 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 144,778,552 and 144,778,552 issued and outstanding as of December 31, 2023 and 2024, respectively)	14	2	2	0
Additional paid-in capital		16,276,991	16,705,240	2,289,016
Statutory reserves		168,204	365,927	50,141
Accumulated deficits		(8,705,759)	(5,971,779)	(818,276)
Accumulated other comprehensive income		396,944	438,536	60,090
Total Company’s ordinary shareholders’ equity		8,136,405	11,537,950	1,580,974

Total liabilities, mezzanine equity and shareholders’ equity		18,291,978	23,099,114	3,165,129

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the year ended
		December 31,
	Notes	2022	2023	2024
		RMB	RMB	RMB	US$
Net revenues:
Revenues from product sales		10,223,720	18,677,390	26,729,523	3,662,582
Revenues from partnership stores		3,069,262	6,225,776	7,745,291	1,061,290
Total net revenues		13,292,982	24,903,166	34,474,814	4,723,872
Cost of materials		(5,178,963)	(10,892,214)	(14,115,299)	(1,934,133)
Store rental and other operating costs		(2,829,987)	(5,167,482)	(8,540,683)	(1,170,277)
Depreciation and amortization expenses	7,8	(391,936)	(604,580)	(1,190,037)	(163,063)
Delivery expenses		(1,373,219)	(2,010,699)	(2,821,069)	(386,554)
Sales and marketing expenses		(570,122)	(1,286,523)	(1,920,305)	(263,128)
General and administrative expenses		(1,459,550)	(1,829,651)	(2,420,462)	(331,661)
Store preopening and other expenses		(36,012)	(109,685)	(69,556)	(9,531)
Impairment loss of long-lived assets	7,8	(221,810)	(5,229)	(8,925)	(1,223)
Losses and expenses related to Fabricated Transactions and Restructuring		(75,204)	28,515	149,583	20,496
Total operating expenses		(12,136,803)	(21,877,548)	(30,936,753)	(4,239,074)
Operating income		1,156,179	3,025,618	3,538,061	484,798
Interest and investment income		84,923	108,682	89,195	12,222
Interest and financing expenses		(23,484)	—	(3,924)	(538)
Foreign exchange gain/(loss), net		10,661	2,968	(13,239)	(1,814)
Other income, net		60,680	62,283	84,161	11,532
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	13	(6,381)	—	—	—
Provision for equity litigants settlement		(279,967)	(92,192)	—	—
Gain from extinguishment of Series B Senior Secured Notes		124,139	—	—	—
Income before income taxes		1,126,750	3,107,359	3,694,254	506,200
Income tax expense	17	(638,504)	(259,426)	(762,551)	(104,488)
Net income		488,246	2,847,933	2,931,703	401,712
Net income attributable to the Company’s ordinary shareholders		488,246	2,847,933	2,931,703	401,712

Net income per share*:	18
Basic		0.20	1.12	1.15	0.16
Diluted		0.19	1.12	1.15	0.16

Weighted average shares outstanding used in calculating basic and diluted income per share:	18
Basic		2,473,078,408	2,532,109,710	2,545,968,813	2,545,968,813
Diluted		2,516,273,627	2,532,563,302	2,548,002,050	2,548,002,050

Net income		488,246	2,847,933	2,931,703	401,712
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation difference, net of tax of nil		(69,552)	(360)	41,592	5,699
Total comprehensive income		418,694	2,847,573	2,973,295	407,411
Total comprehensive income attributable to the Company’s ordinary shareholders		418,694	2,847,573	2,973,295	407,411

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

										Total
							Accumulated			Company’s
						Additional	other			ordinary	Total
		Class A ordinary shares		Class B ordinary shares		paid-in	comprehensive	Statutory	Accumulated	shareholders’	shareholders
	Notes	Share	Amount	Share	Amount	capital	income	reserves	deficits	equity	equity
Balance as of December 31, 2021		1,950,457,380	21	144,778,552	2	15,037,992	466,856	2,617	(11,876,351)	3,631,137	3,631,137
Net income		—	—	—	—	—	—	—	488,246	488,246	488,246
Foreign currency translation difference		—	—	—	—	—	(69,552)	—	—	(69,552)	(69,552)
Issuance of Class A ordinary shares	14	53,123,768	1	—	—	(1)	—	—	—	—	—
Appropriation to statutory reserves	12	—	—	—	—	—	—	33,040	(33,040)	—	—
Share based compensation	16	—	—	—	—	398,008	—	—	—	398,008	398,008
Convertible senior notes restructuring		76,220,808	1	—	—	601,407	—	—	—	601,408	601,408
Balance as of December 31, 2022		2,079,801,956	23	144,778,552	2	16,037,406	397,304	35,657	(11,421,145)	5,049,247	5,049,247
Net income		—	—	—	—	—	—	—	2,847,933	2,847,933	2,847,933
Foreign currency translation difference		—	—	—	—	—	(360)	—	—	(360)	(360)
Issuance of Class A ordinary shares	14	13,478,384	—	—	—	79	—	—	—	79	79
Appropriation to statutory reserves	12	—	—	—	—	—	—	132,547	(132,547)	—	—
Share based compensation	16	—	—	—	—	239,506	—	—	—	239,506	239,506
Balance as of December 31, 2023		2,093,280,340	23	144,778,552	2	16,276,991	396,944	168,204	(8,705,759)	8,136,405	8,136,405
Net income		—	—	—	—	—	—	—	2,931,703	2,931,703	2,931,703
Foreign currency translation difference		—	—	—	—	—	41,592	—	—	41,592	41,592
Issuance of Class A ordinary shares	14	19,107,320	1	—	—	1	—	—	—	2	2
Appropriation to statutory reserves	12	—	—	—	—	—	—	197,723	(197,723)	—	—
Share based compensation	16	—	—	—	—	364,846	—	—	—	364,846	364,846
Conversion from Senior Preferred Shares to Class A Ordinary Shares		12,307,688	—	—	—	63,379	—	—	—	63,379	63,379
Others		—	—	—	—	23	—	—	—	23	23
Balance as of December 31, 2024		2,124,695,348	24	144,778,552	2	16,705,240	438,536	365,927	(5,971,779)	11,537,950	11,537,950
Balance as of December 31, 2024(US$)		2,124,695,348	3	144,778,552	0	2,289,016	60,090	50,141	(818,276)	1,580,974	1,580,974

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares)

	For the year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	488,246	2,847,933	2,931,703	401,712
Adjustments to reconcile net income to net cash provided by operating activities:
Foreign exchange gain/(loss), net	(10,661)	(2,968)	13,239	1,814
Loss on disposal of property and equipment	9,884	12,713	4,017	550
Depreciation and amortization	391,936	604,580	1,190,037	163,063
Lease cost	854,646	1,399,217	2,331,919	319,529
Change in the fair value of derivative asset bifurcated from Series B Senior Secured Notes	6,381	—	—	—
Impairment of long-lived assets	221,810	5,229	8,925	1,223
Gain from extinguishment of Series B Senior Secured Notes	(124,139)	—	—	—
Allowance for prepayments and accounts receivable	18,069	(3,194)	(15,131)	(2,073)
Deferred income tax	494,472	(141,613)	78,481	10,754
Interest expenses of convertible senior notes	19,855	—	—	—
Share-based compensation expenses	398,008	239,506	364,846	49,992

Changes in operating assets and liabilities:
Accounts receivable	(20,994)	(21,685)	(30,332)	(4,156)
Inventories	(604,055)	(988,322)	(244,510)	(33,504)
Receivables from online payment platforms	19,640	(62,241)	(224,312)	(30,736)
Prepaid expenses and other current assets	(60,514)	(489,374)	(387,384)	(53,081)
Other non-current assets	(64,132)	(216,260)	(107,544)	(14,736)
Accounts payable	147,676	373,203	(76,204)	(10,442)
Accrued expenses and other liabilities	107,095	675,313	669,861	91,787
Deferred revenues	1,154	26,056	29,817	4,086
Operating lease liabilities	(875,653)	(1,442,016)	(2,308,156)	(316,272)
Payable for equity litigants settlement	(1,398,906)	84,348	—	—

Net cash provided by operating activities	19,818	2,900,425	4,229,272	579,510

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(781,676)	(2,750,220)	(2,301,791)	(315,400)
Payment for land use right	(19,344)	(6,478)	(116,557)	(15,971)
Cash received from disposal of property and equipment	2,974	1,982	407	56
Purchases of short-term investments	—	(1,550,000)	(366,000)	(50,151)
Proceeds received from maturity of short-term investments	—	1,450,000	216,000	29,597
Floating interest received from structured deposits	—	22,545	10,080	1,381
Purchases of term deposit	—	(657,527)	(1,232,940)	(168,942)
Proceeds received from maturity of term deposit	—	42,599	580,995	79,610

Net cash used in investing activities	(798,046)	(3,447,099)	(3,209,806)	(439,820)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible senior preferred shares	63,380	—	—	—
Repayment of convertible senior notes	(1,560,105)	—	—	—
Repayment of Series B Secured Notes (the “New Notes”)	(779,535)	—	—	—
Proceeds from short-term bank borrowings	—	—	300,000	41,107
Proceeds from the long-term borrowings	—	—	33,600	4,604

Net cash provided by/(used in) financing activities	(2,276,260)	—	333,600	45,711

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	77,133	7,398	14,976	2,052
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(2,977,355)	(539,276)	1,368,042	187,453
Cash and cash equivalents and restricted cash at beginning of years	6,555,274	3,577,919	3,038,643	416,367

Cash and cash equivalents and restricted cash at end of years	3,577,919	3,038,643	4,406,685	603,820
Supplemental disclosures of cash flow information:
Interests received	88,517	101,753	69,037	9,460
Interests paid, net of capitalization	(34,148)	—	(3,688)	(505)
Income taxes paid	(68,802)	(426,744)	(455,857)	(62,463)

Supplemental disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other liabilities	120,227	438,554	261,741	35,865
Obtaining right-of-use assets in exchange for lease liabilities	1,552,538	4,463,919	2,886,567	395,529
Shares issued in restructuring of the Notes	601,408	—	—	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	3,534,304	2,925,709	4,362,309	597,740
Current restricted cash	7,860	66,080	3,781	518
Non-current restricted cash	35,755	46,854	40,595	5,562
Total cash, cash equivalents and restricted cash in the statements of cashflows	3,577,919	3,038,643	4,406,685	603,820

The accompanying notes are an integral part of these consolidated financial statements.

1.    ORGANIZATION

Luckin Coffee Inc. (the “Company”) was incorporated in the Cayman Islands on June 16, 2017 under the Cayman Islands Companies Act (2021 Revision) (the “Companies Act”) as an exempted company with limited liability. The Company through its consolidated subsidiaries and variable interest entity (the “Former VIE” or “VIE”) (collectively, the “Group”) are principally engaged in the provision of retail services for high-quality and affordable freshly brewed drinks and pre-made food and beverage items in the People’s Republic of China (the “PRC” or “China”).

Former VIE” or “VIE” refers to Beijing Luckin Coffee Technology Ltd., which is a PRC company whose financial results had been consolidated into consolidated financial statements for the years ended or as of December 31, 2022 and 2023. On March 15, 2024 (the “Terminate Date”), the Company has terminated the contractual agreements entered into by and among the Beijing WFOE and Former VIE. The termination was determined because (i) the foreign restricted licenses and permits held through the Former VIE are not necessary for our business operations as currently conducted, and (ii) the Company believe the termination of these arrangements help to optimize corporate governance structure. The Former VIE was deconsolidated from the Group’s consolidated financial statements from the Terminate Date.

(a)For the year ended December 31, 2024, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities

Subsidiaries:
Luckin Coffee Investment Inc. (“Luckin BVI”)	June 16, 2017	British Virgin Islands	100%	Investment holding
Luckin Coffee International Holdings Inc. (“Luckin International BVI”)	February 20, 2020	British Virgin Islands	100%	Investment holding
First Ray International Holdings (Cayman) Limited (“First Ray Cayman”)	July 25, 2024	Cayman Islands	100%	Investment holding
First Ray Holding Limited (“First Ray BVI”)	August 1, 2023	British Virgin Islands	100%	Investment holding
1st Ray International Holdings PTE. LTD. (“1st Ray International”)	September 11, 2024	Singapore	100%	Holding company of international business
Luckin Coffee Holding Singapore PTE. LTD. (“Luckin Singapore Holding”)	August 1, 2023	Singapore	100%	Holding company of Southeast Asia business
Luckin Coffee (SGP) PTE. LTD (“Luckin Singapore”)	August 11, 2022	Singapore	100%	Singapore store operating
Luckin Coffee (Hong Kong) Limited (“Luckin HK”)	June 19, 2017	Hong Kong, PRC	100%	Investment holding
Luckin Coffee Trading (Hong Kong) Limited (“Luckin Trading HK”)	April 1, 2022	Hong Kong, PRC	100%	International trading of materials for products
Luckin Coffee Roasting (Hong Kong) Limited (“Luckin Roasting”)	April 12, 2019	Hong Kong, PRC	100%	Investment holding
Luckin Coffee Roastery (Hong Kong) Limited (“Luckin Roastery”)	April 30, 2019	Hong Kong, PRC	100%	Investment holding
Luckin Coffee Hong Kong Operations Limited (“Luckin HK Operation”)	August 30, 2024	Hong Kong, PRC	100%	Hong Kong store operating
Beijing Luckin Coffee Co., Ltd. (“Beijing Wholly Foreign Owned Enterprise”, or, “Beijing WFOE”) (1) / (2)	October 31, 2017	PRC	100%	Retail services for freshly brewed drinks and pre-made food and beverage items and technical and consultation services
Luckin Investment (Tianjin) Co., Ltd. (“Luckin TJ”) (1) / (4)	December 7, 2017	PRC	100%	Investment holding
Luckin Coffee Group Co., Ltd. (formerly as “Luckin Coffee (China) Co., Ltd”, “Luckin China”) (1) / (2) / (3)	March 28, 2018	PRC	100%	Headquarter
Luckin Coffee Roasting (Pingnan) Co., Ltd.	April 28, 2019	PRC	100%	Manufacture of materials for products
Luckin Coffee Food (Jiangsu) Co., Ltd	May 27, 2022	PRC	100%	Manufacture of materials for products

(1)	Including their subsidiaries, collectively as the “PRC subsidiaries”.
(2)	On July 27, 2018, Beijing WFOE transferred all its 100% equity interest in its subsidiaries to Luckin China.
(3)	As of December 31, 2024, Luckin China had 68 direct and indirect wholly-owned subsidiaries.
(4)	As of December 31, 2024, Luckin TJ had one direct wholly-owned subsidiary.

1.    ORGANIZATION (CONTINUED)

(b)PRC laws and regulations prohibit foreign ownership in certain telecommunication related businesses. To comply with these foreign ownership restrictions, the Company relies on contractual arrangements with the Former VIE rather than equity ownership in it to use, or otherwise benefit from, certain foreign restricted licenses and permits that the Company may need in the future, such as the internet content provider license, or the ICP license held by the Former VIE. Despite the lack of technical majority ownership, the Company had effective control of the Former VIE through a series of contractual agreements (the “Former VIE Agreements”). The equity interest of the Former VIE is legally held by PRC individuals (the “Nominee Shareholders”). Through the Former VIE Agreements, the Nominee Shareholders of the Former VIE effectively assign all their voting rights underlying their equity interests in the Former VIE to the Company, and therefore, the Company has the power to direct the activities of the Former VIE that most significantly impact the Former VIE’s economic performance. The Company also had the right to receive economic benefits and obligations to absorb losses from the Former VIE that potentially could be significant to the Former VIE. Based on the above, before the Former VIE was terminated, the Company consolidates the VIE in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) 810-10 (“ASC 810-10”), Consolidation: Overall.

In March 2024, the Group disposed of its entire equity interest in the Former VIE and no other form of consideration was received. At the time of disposal, the Former VIE was in a net liability position, and the financial impact of this disposal was minimal. The financial results of the Former VIE was negligible to the Company. The disposal was not a strategic shift of the business and would not have a major impact on the Group’s business, therefore the disposal did not qualify as discontinued operations.

The Former VIE is not involved in the business operations or fund planning of the Group. However, Luckin Coffee Inc. and its subsidiaries may transfer cash to the Former VIE by loans or capital support, subject to satisfaction of applicable government registration and approval requirements, to satisfy the Former VIE’s miscellaneous cash demands, such as social insurance fees for employees whose social insurance accounts were registered under the Former VIE. For the year ended December 31, 2022 and 2023, and for the period ended March 15, 2024, the PRC subsidiaries transferred RMB115.5 million, RMB11.1 million and RMB0.2 million (US$22 thousands), respectively, to the Former VIE by loans or by capital support. In addition, the Former VIE may transfer cash as repayment of loans or, on an ad hoc basis, as working capital support to the PRC subsidiaries. For the year ended December 31, 2022 and 2023, and for the period ended March 15, 2024, the Former VIE transferred to the PRC subsidiaries RMB104.1 million, RMB0.6 million and RMB nil (US$ nil), respectively. These funds were used for repayment of loans or to support operations of the PRC subsidiaries.

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

1.    ORGANIZATION (CONTINUED)

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

The Former VIE was deconsolidated from the Group’s Consolidated Financial Statements since the Terminate Date. The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents and restricted cash of the consolidated VIE structured by the Contractual Agreements:

	For the year ended December 31,
	2023	2024
	RMB	RMB	US$

Total assets	2	—	—
Total liabilities	4,336	—	—

	For the year ended December 31,
	2022	2023	2024(1)
	RMB	RMB	RMB	US$

Total net revenues	—	—	—	—
Net income/(loss)	(23,542)	(9,233)	145	20

	For the year ended December 31,
	2022	2023	2024(1)
	RMB	RMB	RMB	US$

Net cash provided by operating activities	—	—	12	2
Net cash used in investing activities	—	—	(12)	(2)
Net cash (used in)/ provided by financing activities	—	—	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	—
Net increase/(decrease) in cash and cash equivalents	—	—	—	—
Cash and cash equivalents and restricted cash at beginning of year	—	—	—	—
Cash and cash equivalents and restricted cash at end of year	—	—	—	—
(1)	Represented results of operations and changes in cash and cash equivalents and restricted cash for the period ended March 15, 2024.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)    Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and the Former VIE for the period ended March 15, 2024, or the Terminate Date, during which the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the Former VIE have been eliminated upon consolidation.

(c)    Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to, estimates for allowance for credit losses of accounts receivable and other receivables, inventory provision, and short-term investments, useful lives and impairment of long-lived assets, revenue recognized from breakage amount, estimate of future material rights, refund liability, accounting for deferred income taxes and uncertain tax benefits, valuation allowance for deferred tax assets, fair value of share-based payments, provision of contingent liabilities, and valuations for derivative financial instruments, convertible senior preferred shares and convertible senior notes. Changes in facts and circumstances may result in revised estimates.

(d)    Foreign currency

The functional currency of the PRC entities in the Group is Chinese Renminbi (“RMB”) as determined based on ASC 830, “Foreign Currency Matters”, while the functional currency of the Company and its subsidiaries incorporated outside of the PRC is the United States dollar (“US$”), the Hong Kong dollar (“HKD”), or the Singapore dollar (“SGD”).

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

(e)    Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB 7.2980 on December 27, 2024 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)    Cash and cash equivalents

Cash and cash equivalents consist of demand deposits, highly-liquid investments placed with banks which are unrestricted as to withdrawal or use, and have original maturities of three months or less.

(g)    Short - term investments

Short - term investments purchased primarily represent structured deposits that are principal - protected and provide returns in the form of both fixed and variable interests with original maturities of less than one year.

(h)    Term deposits

Term deposits represent term deposits or certificate of deposits which bear fixed interest rate. The term - deposits or certificate of deposits with remaining maturities less than one year were classified as “Term deposit - current”, while term deposits or certificate of deposits with remaining maturities exceeding one year for which the Group has the positive intent to hold for more than one year were classified as “Term deposit –non-current”.

(i)    Restricted cash

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

(j)    Accounts receivable

Accounts receivable represent the amounts that the Group has an unconditional right to consideration. Accounts receivable that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for credit losses. As of December 31, 2023 and 2024, the allowance for credit losses for the Group’s account receivable were negligible.

(k)    Expected Credit Losses

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

(l)    Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory are determined using the weighted average method. The Company recorded inventory reserves to write down the cost of inventory to the estimated net realizable value due to obsolete and slow-moving inventories, which is dependent upon factors such as historical and forecasted consumer demand, and application of the specific identification method. As of December 31, 2023 and 2024, inventory reserves were RMB30.0 million and RMB56.2 million (US$7.7 million), respectively. Write downs are recorded in cost of materials in the consolidated statements of operations and comprehensive income.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)    Property and equipment

Property and equipment primarily consist of office buildings, store operating equipment, mechanical equipment, leasehold improvements, office equipment and others. Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Store operating equipment	5 years
Office equipment and others	3-5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Mechanical equipment	10 years
Office buildings	40-50 years
Assets subject to operating lease	40-50 years

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

For the years ended December 31, 2022, 2023 and 2024, the Group recognized impairment of long-lived assets other than goodwill of RMB221.8 million, RMB5.2 million and RMB8.9 million (US$1.2 million), respectively.

Impairment loss of long-lived assets mainly represented RMB221.8 million for the asset group related to Luckin Coffee EXPRESS machines for the year ended December 31, 2022, and RMB5.2 million mainly for the assets in relation to Luckin Tea for the year ended December 31, 2023 and RMB8.9 million mainly for unrecoverable damaged coffee machines used in stores for the year ended December 31, 2024.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)    Derivative financial instrument

All contracts that meet the definition of a derivative are recognized on the Group’s consolidated balance sheets as either assets or liabilities and recorded at fair value. The Group’s derivative financial instruments primarily consisted of derivative asset bifurcated from the New Notes (see Note 13 Convertible Senior Notes for details). Changes in the fair value of derivatives are recognized in the Group’s consolidated statements of operations and comprehensive income as they were not qualified for hedge accounting. As of December 31, 2023 and 2024, there was no balance of the derivative instruments since the New Notes had been fully repaid in 2022.

(p)    Fair value

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, term deposits, short-term investments, accounts payable, receivables from online payment platforms, accounts receivables, other receivables and payables, lease liabilities, short-term bank borrowing and long-term bank borrowing. Cash equivalents, short-term investments, term deposits and security deposits held in bank accounts for bank guarantee letters which is included in restricted cash are measured at fair value based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. The carrying values of financial instruments except for above mentioned items are measured at amortized cost.

(q)    Short-term and long-term bank borrowings

Borrowings are recognized initially at fair value, net of debt discounts or premiums and debt issuance costs, if applicable. Debt discounts or premiums and debt issuance costs are recorded as an adjustment to the principal amount and the related accretion is amortized into interest expense in the Consolidated Statements of Operations and Comprehensive Income or capitalized in related assets over the term of the borrowings using the effective interest method. Borrowings are subsequently measured at amortized cost. Interest expense is recognized over the term of the borrowing and recorded in the Consolidated Statements of Comprehensive Income or capitalized in related assets. See Note 9 for additional information.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)    Revenue recognition

	For the year ended December 31,
	2022		2023		2024		2024
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	10,223,720	76.9	18,677,390	75.0	26,729,523	77.5	3,662,582	77.5
Freshly brewed drinks	9,079,349	68.3	16,877,880	67.8	24,501,085	71.1	3,357,233	71.1
Other products	686,837	5.2	1,241,868	5.0	1,685,413	4.9	230,942	4.9
Others	457,534	3.4	557,642	2.2	543,025	1.5	74,407	1.5
Revenues from partnership stores	3,069,262	23.1	6,225,776	25.0	7,745,291	22.5	1,061,290	22.5
Total net revenues	13,292,982	100.0	24,903,166	100.0	34,474,814	100.0	4,723,872	100.0

A description of the principal revenue generating activities of the Group is as follows:

Revenues from product sales

The Group offers freshly brewed drinks and other products and services (including pre-made food, beverage and merchandise items, membership and delivery services) mainly through its physical self-operated stores and online e-commerce platforms. Total revenues from product sales were RMB10,223.7 million, RMB18,677.4 million and RMB26,729.5 million (US$3,662.6 million) for the years ended December 31, 2022, 2023 and 2024, respectively, including revenues from self-operated stores of RMB9,786.2 million, RMB17,880.1 million and RMB25,591.7 million (US$3,506.7 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Revenues from product sales include:

●	Revenues from freshly brewed drinks. The Group offers an array of freshly brewed drinks, with a focus on freshly brewed coffee, supplemented with non-coffee drinks such as Light Milk Tea series and Luckin Exfreezo series.
●	Revenues from other products. Other products mainly consist of food and beverage items, such as light meals and various merchandise, including premium instant coffee, inspirational cups and other consumer goods.
●Revenues from others. Revenues from others mainly include delivery fees derived from self-operated stores paid by the customers and membership fees collected from the subscribed members.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)    Revenue recognition (continued)

Revenues from product sales (continued)

The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs acting as a principal or the net amount acting as an agent. The Group is a principal for the substantial majority of product sales as the Group produces or obtains control of the specified goods before they are transferred to the customers, except for a portion of revenue from products sold on the Group’s own e-commerce platform, for which the Group’s obligation is to facilitate third-party merchants in fulfilling their performance obligation for the goods displayed on the Group’s own e-commerce platform acting as an agent. Revenue from product sales as an agent was immaterial for the years ended December 31, 2022, 2023 and 2024, respectively.

Revenues from partnership stores

The Group cooperates with its partners, including domestic selective retail partners and overseas exclusive partners, to operate the partnership stores. Under partnership model, the Group sells materials such as coffee beans, milk, food and related products to partners, shares simplified and standardized operation experience, provides use right of brand name, technical infrastructure and sales and supply chain management in exchange for a profit-sharing on retail sales or franchise and licensing revenue from exclusive partnership sales. The Group’s partners are responsible for pre-opening capital investments and operating costs.

Revenues from partnership stores mainly consist of sales of materials, equipment and store construction-related materials to the partnership stores, profit-sharing and franchise and licensing revenue from the partnership stores for using the Luckin Coffee or Luckin Tea brand as well as integrated store operation solution, delivery services, and franchise and other services.

For material sales, the Group’s performance obligation is to transfer required materials at fixed unit price to retail partners. The Group provides allowance (if any) for materials sales as consideration payable to retail partners when the partnership stores sell products to customers catering for the Group’s promotion strategy. Allowance for partnership stores is accounted for as a reduction of the transaction price. Therefore, sales of materials are generally recognized on the partners’ acceptance of materials, the settlement price is then deducted by the allowance provided to partnership stores which is generally determined in the same calendar month with the acceptance, if any. Revenue from material sales to partnership stores were RMB2,011.2 million, RMB4,157.6 million and RMB5,538.6 million (US$758.9 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

For equipment and store construction-related materials sales, the Group’s performance obligation is to transfer equipment at a fixed consideration with standard warranty provision and store construction-related materials to retail partners. The standard warranty is not a distinct performance obligation as it is intended to provide by the Group’s suppliers to the partners an assurance that the equipment complies with agreed-upon functionality described in the contract. Revenue from sales of equipment to domestic retail partners is recognized at point in time when equipment is installed and tested to be ready to use. While revenue from sales of equipment to overseas exclusive partners is recognized at point in time when equipment is transferred. Revenue from sales of store construction-related materials is recognized at point in time upon receipt. Revenue from equipment and store construction-related materials sales to partnership stores were RMB278.1 million, RMB877.2 million and RMB588.2 million (US$80.6 million) for the years ended December 31, 2022, 2023 and 2024, respectively, and warrant liability was immaterial.

For profit-sharing from domestic retail partners and franchise and licensing revenue from overseas exclusive partners, the Group provides the integrated store operation solution, which includes the right to use brand name of Luckin Coffee or Luckin Tea, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, etc., in exchange for the profit-sharing based on the gross profit of domestic retail sales, or for the franchise and licensing revenues based on the gross revenues of the overseas partnership stores. The Group recognizes the profit-sharing revenue from domestic partnership stores at a variable consideration calculated using a tiered percentage approach, which is based upon the partnership stores’ monthly gross profits. From time to time, the Group offers subsidy or price concession to its partnership stores’ profit-sharing, which is subject to the Group’s adjustment. Subsidy or price concession for profit-sharing is accounted for as a reduction of the transaction price and deducts the revenue directly. The Group recognizes the variable franchise and licensing revenue from overseas partnership stores at each month end based on the monthly gross revenues of the overseas partnership stores. Revenue from partnership stores’ profit-sharing were RMB427.9 million, RMB680.2 million and RMB848.8 million (US$116.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The Group started generating franchise and licensing revenue from overseas partnership stores from January 2025.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)    Revenue recognition (continued)

Revenues from partnership stores (continued)

The Group also provides delivery services and other services to domestic retail partners, franchise services to overseas exclusive partners, which have distinct value to partnership stores and are recognized upon completion of the respective performance obligations. Other revenues from partnership stores were RMB352.1 million, RMB510.8 million and RMB769.8 million (US$105.5 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Contract balance

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group presents any unconditional rights to consideration separately as a receivable. The Group does not have material contract asset. The balance of accounts receivable, net of RMB nil and RMB nil (US$ nil) allowance for doubtful accounts, were RMB80.7 million and RMB111.3 million (US$15.2 million) as of December 31, 2023 and 2024, respectively.

Contract liability is mainly related to prepaid coupons to be provided to customers. Customers pay in advance for prepaid coupon. All prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use with a three-year validity period. Cash received from the sales of prepaid coupons are recognized as deferred revenues which are contract liabilities under ASC 606 and recognized as revenue when the customer redeems the coupons. However, a portion of the contract liability recognized as revenue may relate to coupons that the Company expects to expire, which is considered as a breakage amount. When the Company determines that it expects to be entitled to breakage, the estimated breakage is recognized as revenue in proportion to the pattern of rights exercised by the customer.In some scenarios, the revenue recognized from product sales contains material rights of extra discount for future purchase. The material rights should be bifurcated and recorded as deferred revenues, which will be recognized as revenues when the customers exercise the material rights or when the material rights expire. As of December 31, 2023 and 2024, the balance of deferred revenues was RMB123.4 million and RMB153.2 million (US$21.0 million), respectively. Majority of the balance of deferred revenues would be recognized as revenue in one year.

(s)    Costs of materials, store rental and other operating costs

Costs of materials consisted primarily of cost for coffee beans and coffee condiments, pre-made food and beverage items, packaging, supplies and warehouse. Store rental and other operating costs consisted primarily of rental expense of stores, staff costs, and utilities, etc.

(t)    Delivery expenses

Delivery expenses are the delivery service fee for delivery orders. The Group incurred delivery expenses of RMB1,373.2 million, RMB2,010.7 million and RMB2,821.1 million (US$386.6 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

(u)    Sales and marketing expenses

Sales and marketing expenses consisted primarily of advertising expenditure, commission fees for third-party delivery platforms and subcontract service fee.

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses, which amounted to RMB338.0 million, RMB801.1 million and RMB1,206.4 million (US$165.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)    General and administrative expenses

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, research and development expenses, share-based compensation, professional fees, daily office expenses and rental fees for general corporate functions.

Research and development expenses are included in general and administrative expenses, which are mainly payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and data analysis to support the Group’s business operations. The Group charged RMB301.4 million, RMB338.8 million and RMB493.8 million (US$67.7 million) of research and development costs to expense for the years ended December 31, 2022, 2023 and 2024, respectively.

(w)    Store preopening and other expenses

Store preopening expenses mainly include store rental costs during the start-up of new stores. Other expenses include lease exit costs, such as the write offs of prepaid store rental costs, deposits and leasehold improvements. Costs incurred in connection with the start-up and closure of stores are expensed as incurred.

(x)    Losses and expenses related to Fabricated Transactions and Restructuring

Losses and expenses related to Fabricated Transactions and Restructuring consisted primarily of professional and legal fees for U.S. securities litigations and other advisory service fees. The Group incurred losses and expenses related to Fabricated Transactions and Restructuring of RMB75.2 million, and gain of RMB28.5 million and gain of RMB149.6 million (US$20.5 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The gain recognized in the years ended December 31, 2023 and 2024 were mainly due to the reversal of previously accrued expenses following the settlement with certain underwriters relating to indemnification of defense costs, including but not limited to attorney’s fees and expenses incurred in connection with government inquiries and litigation relating to the Fabricated Transactions in 2023 and the receipt of approximately US$22.4 million (RMB157.9 million) compensation under the Directors & Officers Liability and Company Reimbursement Insurance in 2024.

(y)    Leases

The Group enters into lease agreements to have leasing for self-operated stores, office spaces, and other corporate assets that the Group utilizes.

The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group did not enter into finance leases for any of the periods presented.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The rent under the majority of the current self-operated store lease agreements is generally payable in one of three ways: (i) fixed rent; (ii) the higher of a fixed base rent or a percentage of the store’s sales; or (iii) a percentage of the store’s sales. Generally, the Company has no renewal options at its discretion for the leases. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)    Leases (continued)

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

(z)    Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with no further conditions to be met are recognized as income in “Other income, net” or as a reduction of specific operating costs and expenses for which the grants are intended to compensate. If the government subsidies are related to an asset, it is recognized as a deduction of the carrying amount of the asset when it is probable that the conditions are met and then recognized ratably over the expected useful life of the related asset as a reduction to the related amortization or depreciation in the consolidated statements of operations and comprehensive income. Government subsidies of RMB78.0 million, RMB71.2 million and RMB90.5 million (US$12.4 million) were recorded in “Other income, net” for the years ended December 31, 2022, 2023 and 2024.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)    Income taxes

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

The Group accounts for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income as income tax expenses. The accrued interest and penalties related to unrecognized tax benefit for the years ended December 31, 2022, 2023 and 2024 were RMB4.5 million, RMB7.6 million and RMB7.2 million (US$1.0 million), respectively, which represent the Group’s best estimate, in accordance with current PRC tax laws and regulations.

(bb)    Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB333.5 million, RMB530.3 million and RMB864.0 million (US$118.4 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

(cc)    Comprehensive income

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

(dd)    Segment reporting

The Group follows ASC 280, Segment Reporting. The Group’s chief executive officer (“CEO”), acting as the chief operating decision-maker (the “CODM”), evaluates the performance of its operating segments based on net revenues and operating income. The Group has only one reportable operating segment, all other operating segments, which comprised the operations in overseas markets, do not meet the quantitative thresholds for the determination of reportable segment. Long-lived assets and revenues by geographic area were stated in Note 20 “Segment Reporting” in the accompanying notes to the consolidated financial statements.

(ee)    Net income per share

In accordance with ASC 260, Earnings per Share, basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares and participating securities during the period. Holders of Class A ordinary shares and Class B ordinary shares have the same dividend rights. For the calculation of diluted net income per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested restricted share units (“RSUs”) and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. In calculating basic and diluted earnings per share, the Company must allocate earnings to its participating securities with a corresponding reduction in the earnings attributable to common shares under the two-class method. Losses are not allocated to participating securities as the security holder does not have a contractual obligation to share in the losses of the Company with common stockholders. The effect mentioned above is not included in the calculation of the diluted income per share when inclusion of such effect would be anti-dilutive.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ff)    Share-based compensation

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

(gg)    Comparative information

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

(hh)    Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. The Group adopted this standard in 2024 for annual period disclosures. See Note 20 “Segment Reporting” in the accompanying notes to the consolidated financial statements for further detail.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. Under this ASU, public entities must annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). This ASU’s amendments are effective for all entities that are subject to Topic 740, Income Taxes, for annual periods beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the impact of this pronouncement on its disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). This update requires entities to include more detailed information about the types of expenses, including purchases of inventory, employee compensation, depreciation, amortization, and depletion, in commonly presented expense captions such as cost of sales, research and development, and selling, general and administrative expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, with early adoption permitted. The Group is currently evaluating the impact of this standard on its financial statement presentation and disclosures.

The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.    PRINCIPAL RISKS

(a)   Credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, term deposits, accounts receivable and receivables from online payment platforms. As of December 31, 2023 and 2024, the aggregate amounts of cash and cash equivalents, restricted cash, short-term investment and term deposits of RMB3,724.9 million and RMB4,713.9 million (US$645.9 million), respectively, were held at major financial institutions located in the PRC and US$3.9 million and US$167.2 million (RMB1,220.3 million), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents and restricted cash are financially sound based on public available information.

The majority of accounts receivable and receivables from online payment platforms are unsecured and denominated in RMB. Accounts receivable represents the amounts that the Group has an unconditional right to consideration. Receivables from online payment platforms are derived when the third-party payment platforms, on behalf of the Company, collect the proceeds of sales made by the Group to its customers. They are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected corporate customers and online payment platforms that are highly reputable, and the deposits from partners as guarantees. There has been no material default of payments in history.

(b)   Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive industry and believes that changes in the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows:

(i)	Supplier risk — The Group’s operations rely on some suppliers for its major raw materials including coffee beans, dairy, sugar and syrup, pre-made products and coffee machine equipment. There can be no assurance that the Group will be able to secure the raw materials, pre-made products and coffee machine equipment supply from these suppliers. Any termination or suspension of the supply arrangements, any change in cooperation terms, or the deterioration of cooperation relationships with these suppliers may materially and adversely affect the Group’s results of operations. No supplier accounted for 10% or more of the Group’s total purchasing for the years ended December 31, 2022, 2023 and 2024.

(ii)  Customer risk – The success of the Group’s business going forward will rely in part on the Group’s ability to continue to obtain and expand business from existing customers while also attracting new customers. No customer accounted for 10% or more of the Group’s revenues for the years ended December 31, 2022, 2023 and 2024.

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

(c)   Foreign currency exchange rate risk

Most of the foreign currency held and transacted by the Group is US dollar. The RMB has fluctuated against the US$, at times significantly and unpredictably during the reporting periods. The appreciation of the US$ against RMB was approximately 8.2%, 2.9% and 2.8% for the years ended December 31, 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

3.    PRINCIPAL RISKS (CONTINUED)

(d)   Currency convertibility risk

The Group transacts most of its business in RMB, which is subject to the controls the PRC government imposes on the convertibility of RMB into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the Chinese mainland must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

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

4.    ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2023	2024
	RMB	RMB	US$

Receivables due from partners	31,611	19,656	2,693
Receivables due from franchisees	—	8,786	1,204
Receivables due from corporate customers	49,054	82,809	11,347
Accounts receivable	80,665	111,251	15,244
Allowance for credit losses	—	—	—
Accounts receivable, net	80,665	111,251	15,244

5.    INVENTORIES

	As of December 31,
	2023	2024
	RMB	RMB	US$

Raw materials	1,487,226	1,978,317	271,077
Packaging and other supplies	651,634	458,461	62,820
Pre-made food and beverage items	65,140	36,615	5,017
	2,204,000	2,473,393	338,914

6.    PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2023	2024
	RMB	RMB	US$
Deductible input VAT	1,113,018	1,444,655	197,953
Prepaid rental and deposits	191,972	224,007	30,694
Prepayments for materials and advertising fees	134,956	127,157	17,424
Prepaid operating expenses	81,293	85,212	11,676
Interest receivables	4,183	19,589	2,684
Others	19,496	37,434	5,129

	1,544,918	1,938,054	265,560

7.    PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Store operating equipment	2,417,877	3,216,933	440,797
Leasehold improvements	2,235,034	3,140,345	430,302
Office equipment and others	315,291	405,266	55,531
Office buildings	480,792	689,445	94,470
Assets subject to operating leases	346,223	346,223	47,441
Mechanical equipment	82,303	255,576	35,020
Construction in progress	345,904	152,980	20,961
	6,223,424	8,206,768	1,124,522
Less: accumulated depreciation	(2,036,969)	(3,115,060)	(426,837)
Less: impairment	(17,314)	(25,805)	(3,536)

	4,169,141	5,065,903	694,149

Depreciation and amortization expenses in relation to property and equipment was RMB391.7 million, RMB604.0 million and RMB1,187.8 million (US$162.8 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

In June 2018, the Group entered into a project cooperation agreement and a strategic cooperation agreement with Xiamen municipal government and UCAR Inc. (collectively as the “Tri-Party Agreement”), pursuant to which the Group acquired the new headquarters building under favorable pricing terms that came with commitments, including meeting certain requirements around tax contribution, operating performance and capital investments. On February 19, 2024, the Company entered into a new cooperation agreement with Xiamen municipal government, pursuant to which the Group is entitled to obtain real property certificates of the new headquarters in batches over a five-year term from 2022 to 2026 upon satisfaction of certain requirements of tax contribution, operating performance and capital investments from 2022 to 2026. The Group has successfully fulfilled its commitments under the new agreement for the years ended December 31, 2022, 2023, and 2024. As of the date of this annual report, the Group has obtained a portion of the real property ownership certificates and is in the process of obtaining the remaining certificates.

During the year ended December 31, 2023, impairment loss for property and equipment of RMB5.2 million (US$0.7 million) was provided, which was mainly related to a full impairment for assets in relation to Luckin Tea due to the permanent closure of related business. Impairment provision of RMB164.6 million for store operating equipment and others, which primarily consisted of provision for Luckin Coffee EXPRESS, were written off for the year ended December 31, 2023.

During the year ended December 31, 2024, impairment loss for property and equipment of RMB8.9 million (US$1.2 million) was provided, which was mainly related to store operating equipment and others, generally for the unrecoverable damaged coffee machines.

8.    OTHER NON-CURRENT ASSETS, NET

	As of December 31,
	2023	2024
	RMB	RMB	US$
Long-term guarantee deposits(1)	397,737	500,530	68,585
Prepayments for equipment, net	354,005	273,180	37,431
Land use rights, net(2)	31,950	146,278	20,044
Prepaid leasehold improvements	2,874	1,500	206
Interest receivable non-current	2,926	7,677	1,052

	789,492	929,165	127,318
(1)	Long-term guarantee deposits mainly represent rental and renovation deposits over 1 year.
(2)	Land use rights represent payments to the local government authorities for use of lands for 50 years, net of accumulated amortization. As of December 31, 2023 and 2024, the carrying amounts of land use rights are RMB32.0 million and RMB146.3 million, respectively, which represent the result of their original values of RMB33.1 million and RMB149.7 million, netting off accumulated amortization of RMB1.1 million and RMB3.4 million, respectively. Land use rights are amortized on a straight-line basis with amortization expenses of RMB0.2 million, RMB0.6 million and RMB2.2 million (US$0.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively. A land use right of the Group with carrying amount of RMB77.6 million was pledged for the Company’s bank borrowing, details please refer to Note 9.

9.    SHORT-TERM AND LONG-TERM BANK BORROWINGS

As of December 31, 2024, the Group had credit facilities of RMB3,023.6 million (approximately US$414.3 million), all of which were onshore credit facilities. The credit facilities had remaining terms ranging from 6 months to 68 months as of December 31, 2024. The credit facilities in general bear interest based on the Loan Prime Rate (“LPR”) published by the National Interbank Funding Centre of the PRC. As of December 31, 2024, the Group had unused credit facilities of approximately RMB2,595.0 million that were uncommitted.

As of December 31, 2024, the Group had (i) an outstanding unsecured short-term bank borrowing of RMB300.0 million, which was repayable within one year and charged interest rate of 2.50% per annum; and (ii) an outstanding secured long-term bank borrowing of RMB33.6 million with a five-year loan term and 2.54% interest rate per annum, which was guaranteed by the Company’s subsidiary Luckin China and secured by a land use right of the Group with carrying amount of RMB77.6 million as of December 31, 2024. Both of the borrowings were subject to quarterly interest payment and the principal repayment at maturity or at early repayment.

The annual maturities of all short-term borrowing and long-term borrowing as of December 31, 2024, are as follows:

Maturity dates	RMB
Year ending December 31, 2025	300,000
Year ending December 31, 2026	3,360
Year ending December 31, 2027	3,360
Year ending December 31, 2028	6,720
Year ending December 31, 2029	20,160
Thereafter	—

Total	333,600

10.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2024
	RMB	RMB	US$
Payroll and welfare payables	746,185	1,059,291	145,148
Payables for the purchase of property and equipment	529,448	261,047	35,770
Payables for office supplies and utilities	455,001	649,298	88,969
Payables for delivery costs	260,153	266,930	36,576
Payables for advertising expenditures	132,211	141,942	19,449
Other taxes payables	102,241	332,661	45,582
Payables for professional service fees	37,065	43,253	5,927
Others	294,673	273,081	37,419

	2,556,977	3,027,503	414,840

11.  RELATED PARTY TRANSACTIONS

(a)	Related parties
Names of related parties	Relationship with the Company
Shanghai Tianshu Zhixin Semiconductor Co., Ltd (“Tianshu”)	An entity significantly influenced by the Company’s controlling shareholder
Goumei (Zhejiang) Information Technology Co., Ltd (“Goumei”)	An entity significantly influenced by the Company’s controlling shareholder
Jiangsu Yunxuetang Internet Technology Co., Ltd (“Yunxuetang”)	An entity significantly influenced by the Company’s controlling shareholder

(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

Services received from:
—Goumei	13,947	48,258	116,633	15,982
—Yunxuetang	493	784	1,037	142

Assets purchased from
—Tianshu	—	33,850	—	—

(c)	Other than disclosed elsewhere, the Group had the following significant amounts due to/from related party as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Amounts due to:
—Goumei	4,530	6,426	880
—Tianshu	27,080	—	—

Amounts due from:
—Yunxuetang	226	1,057	145

12.  RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries and the Former VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries and the Former VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2022, 2023 and 2024, profit appropriation to statutory reserve for the Group’s entities incorporated in the PRC was approximately RMB33.0 million, RMB132.5 million and RMB197.7 million (US$27.1 million), respectively. No appropriation to other reserve funds was made for any of the periods presented.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. As the Company has disposed of its Former VIE, the restrictions previously applicable to the Former VIE no longer exist as of December 31, 2024. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the Former VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2023 and 2024, restricted net assets of the Company’s PRC subsidiaries and the Former VIE were RMB10,061.4 million and RMB11,053.9 million (US$1,514.7 million), respectively.

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

13.  CONVERTIBLE SENIOR NOTES (CONTINUED)

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

Due to the Event of Default, 100% of the principal of the Notes in the amount of US$460 million, the unpaid interest in the amount of US$3.3 million and US$6.8 million, and the additional interest in the amount of US$1.1 million and US$3.1 million were due and accrued as of December 31, 2020 and 2021, respectively. The Notes balances included the principal, the unpaid interest and the additional interest were recorded as non-current liabilities with total amount of US$464.4 million as of December 31, 2020 and current liabilities with total amount of US$469.9 million as of December 31, 2021. The accrued interest, additional interest and the unamortized issuance cost of the Notes with total amount of US$0.3 million, US$nil and US$nil were charged against the interest expenses in the consolidation statements of operations and comprehensive income for the years ended December 31, 2022, 2023 and 2024, respectively.

Subsequently in January 2022, a restructuring of the Notes was substantially consummated (as disclosed below), pursuant to which, the Notes were cancelled and the Company issued instructions to distribute certain consideration to all eligible holders of the Notes. The Group derecognized the Notes and recognized newly issued instruments upon the effectiveness of the restructuring in January 2022 and issuance of additional ADSs in April 2022 pursuant to the top-up mechanism of the restructuring. Following the restructuring of the Notes, the originally non-current liabilities recorded under the Notes before was compromised. As of December 31, 2023 and 2024, the balance of liabilities related to the Notes was both nil.

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

13.  CONVERTIBLE SENIOR NOTES (CONTINUED)

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

14.  ORDINARY SHARES (CONTINUED)

In 2024, the Company issued 12,307,688 Class A ordinary shares for the conversion from Senior Preferred shares to Class A ordinary shares, and 19,107,320 Class A ordinary shares for the vested options and restricted share units to the eligible employees.

The outstanding ordinary shares as of December 31, 2024 consisted of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

On January 7, 2022, the Company issued 12,307,692 Senior Preferred Shares to Joy Capital with the proceeds of US$10 million (RMB63.7 million) at a subscription price equal to US$0.8125 per share under the Investment Agreement. Further in January 2024, these Senior Preferred Shares were converted to equivalent Class A Ordinary Shares at the request of the holder pursuant to the Certificate of Designation. To consummate such conversion, 12,307,688 Senior Preferred Shares had been re-designated as 12,307,688 Class A Ordinary Shares.

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

15.  SENIOR PREFERRED SHARES (CONTINUED)

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

As of December 31, 2024, the Company evaluated that the Senior Preferred Shares were not currently redeemable and it is not probable that the Senior Preferred Shares would become redeemable as there was no noted indicator of any Involuntary Liquidation Event, and recorded the Senior Preferred Shares as carrying value accordingly.

16.  SHARE BASED COMPENSATION

For the years ended December 31, 2022, 2023 and 2024 total share-based compensation expenses recognized were RMB398.0 million, RMB239.5 million and RMB364.8 million (US$50.0 million), respectively. Share-based compensation expenses were allocated in operating expenses by function as follows:

	For the year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Sales and marketing expenses	17,452	11,422	19,207	2,632
General and administrative expenses(1)	380,566	228,084	345,639	47,360
	398,018	239,506	364,846	49,992

(1) Includes share based compensation expenses of RMB63.6 million, RMB40.9 million and RMB74.0 million (US$10.1 million) in “research and development expenses”, which was a component of “General and administrative expenses”, for the years ended December 31, 2022, 2023 and 2024, respectively.

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

16.  SHARE BASED COMPENSATION (CONTINUED)

2019 Equity Incentive Plan (continued)

For the years ended December 31, 2022, 2023 and 2024, a summary of the employee equity award activity under the 2019 Plan is stated below:

			Weighted-
			average
		Weighted-	remaining	Aggregate
	Number of	average	contractual	intrinsic
	options	exercise price	term	Value
		US$	Years	US$
Outstanding as of December 31, 2021	60,453,072	0.0002	7.91
Granted	—	—
Exercised	(32,008,561)	0.0002		88,097
Forfeit	—	0.0002
Outstanding as of December 31, 2022	28,444,511	0.0002	7.24
Granted	—	—
Exercised	(24,108,314)	0.0002		82,205
Forfeit	(243,016)	0.0002
Outstanding as of December 31, 2023	4,093,181	0.0002	6.34
Granted	—	—
Exercised	(2,749,765)	0.0002		86,175
Forfeit	—	0.0002
Outstanding as of December 31, 2024	1,343,416	0.0002	4.28
Fully vested and expected to vest as of December 31, 2024	66,695,568	0.0002	4.82	213,996
Exercisable as of December 31, 2024	1,343,416		4.28	4,310

There were no options granted in the years ended December 31, 2022, 2023 and 2024.

As of December 31, 2024, share-based compensation expenses for share options granted have been fully recognized in accordance with the applicable accounting standards and the terms of the share option agreements.

The aggregated intrinsic value for share options exercised during the year ended December 31, 2024 and for share options fully vested and expected to vest and exercisable as of December 31, 2024 was calculated based on the closing price of the Company’s Ordinary Shares on the last trading day in 2024 of US$25.67 per ADS (equivalent to US$3.21 per Ordinary Share).

2021 Equity Incentive Plan

On January 25, 2021, the Company announced the adoption of a 2021 Equity Incentive Plan (the “2021 Plan”) to retain, attract and motivate employees and directors by providing them with equity incentives. The 2021 Plan has a ten-year term, and has a maximum number of 222,769,232 Class A ordinary shares, represented by 27,846,154 American Depositary Shares, available for issuance pursuant to all awards under the 2021 Plan. The Company may grant options, restricted shares, restricted share units and other form of awards pursuant to the 2021 Plan. Substantially all the RSUs granted under the 2021 Plan are subjected to both performance condition and service condition. Before 2023, the RSUs granted were mainly vested within one year. Starting from 2023, the RSUs granted to directors and employees are mostly vested in 2 to 4 years. The vesting schedule of two years is 50%-50%, and of four years are 15%- 25%- 25%- 35% or 25%-25%-25%-25%. Each tranche of the RSUs granted has a separate grant date, because the board of directors has discretion in determining and approving the performance objectives, a mutual understanding of the terms and conditions does not exist until the Company’s objectives are approved and communicated with the employees. Compensation expenses are recognized in a straight-line basis from the grant date of each tranche to the vesting date of such tranche. As of December 31, 2024, 54,107,656 shares have been legally granted but not expensed since the unsatisfaction of accounting grant date.

16.  SHARE BASED COMPENSATION (CONTINUED)

2021 Equity Incentive Plan (continued)

For the years ended December 31, 2022, 2023 and 2024, a summary of the employee equity award activity under the 2021 Plan from accounting perspective is stated below:

		Weighted-Average
		Grant-Date
	Number	Fair Value
	of RSUs	US$
Unvested as of December 31, 2021	2,530,752	1.09
Granted	45,722,392	1.26
Vested	(43,329,376)	1.26
Forfeited or cancelled	(739,472)	1.30
Unvested as of December 31, 2022	4,184,296	1.23
Granted	10,551,248	3.05
Vested	(13,239,120)	2.52
Forfeited or cancelled	(117,792)	3.08
Unvested as of December 31, 2023	1,378,632	2.56
Granted	20,414,456	2.76
Vested	(17,225,016)	2.76
Forfeited or cancelled	(1,369,632)	2.76
Unvested as of December 31, 2024	3,198,440	2.74

The weighted average grant-date fair value of the restricted share units granted during the years ended December 31, 2022, 2023 and 2024 was US$1.26, US$3.05 and US$2.76 per share, respectively.

As of December 31, 2024, there was US$3.2 million of unrecognized share-based compensation expense related to restricted share units, which are expected to be recognized over a weighted average period of 0.68 years.

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

17.  TAXATION

Enterprise income tax (“EIT”)

Cayman Islands

The Company and First Ray Cayman are incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and the Former VIE in the PRC or overseas. Under the current laws of the Cayman Islands, the Company and First Ray Cayman are not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company and First Ray Cayman to their shareholders, no Cayman Islands withholding tax will be imposed.

17.  TAXATION (CONTINUED)

British Virgin Islands

Luckin BVI, Luckin International BVI and First Ray BVI are incorporated in the British Virgin Islands and conducts its primary business operations through the subsidiaries and the Former VIE in the PRC or overseas. Under the current laws of the British Virgin Islands, these BVI companies are not subject to tax on income or capital gains. Additionally, upon payments of dividends by these companies to their shareholders, no BVI withholding tax will be imposed.

Hong Kong, PRC

Luckin HK, Luckin Roasting, Luckin Roastery, Luckin Trading HK and Luckin HK Operation are incorporated in Hong Kong and are subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first 2.0 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2.0 million will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

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

From January 1, 2020 to December 31, 2027, enterprises registered in the Hainan Free Trade Port that are engaged in encouraged industries and are substantially in operation will be subject to a reduced 15% enterprise income tax rate. Luckin Trading (Hainan) Ltd, Co. and Luckin Coffee (Haikou) Ltd, Co. were qualified as such enterprises and enjoyed 15% preferential income tax rate.

From 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20%, an exemption at 75% or 87.5% for the assessable taxable profits under RMB 1.0 million, an exemption at 50% or 75% for the assessable taxable profits between RMB 1.0 million and RMB 3.0 million, for qualified small enterprises with low profits. The actual preferential corporate income tax rates after considering the exemption were 2.5%, 5% and 5% for assessable taxable profits less than RMB 1.0 million, respectively, for the year ended December 31, 2022, 2023 and 2024, while the rates were 5%, 5% and 5% for the assessable taxable profits between RMB1.0 million and RMB3.0 million from 2022 to 2024. The policy of the actual preferential corporate income tax rates of 5% after considering the exemption will continue to be implemented until December 31, 2027.

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

The Organization Economic Cooperation and Development introduced Base Erosion and Profit Shifting Pillar Two rules that impose a global minimum tax rate of 15%. For 2024, all the jurisdictions in which our company has operations have not implemented Pillar Two rules. The Company will monitor the regulatory developments and continue to evaluate the impact, if any.

17.  TAXATION (CONTINUED)

PRC (continued)

The components of (loss)/income before tax are as follows:

	For the year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
(Loss)/income before tax
Non-PRC	(331,744)	(123,731)	6,380	874
PRC	1,458,494	3,231,090	3,687,874	505,326
Total income before tax	1,126,750	3,107,359	3,694,254	506,200

Income tax expenses/(benefits)
Current income tax expenses	144,032	401,039	684,070	93,734
Deferred tax expenses/(benefits)	494,472	(141,613)	78,481	10,754
Income tax expenses	638,504	259,426	762,551	104,488

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2022, 2023 and 2024 to income tax expense were as follows:

	For the year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Income before income taxes	1,126,750	3,107,359	3,694,254	506,200

Income tax expenses computed at PRC statutory
income tax rate of 25%	281,688	776,840	923,563	126,550
Additional deduction for R&D expenses	(13,516)	(19,397)	(17,699)	(2,425)
Non-deductible share-based compensation expenses	80,440	45,722	60,020	8,224
Non-deductible expenses and non-taxable income	(9,967)	5,378	10,944	1,500
Deferred tax assets write-off related to closure entities	8,266	(401)	16,949	2,323
Expiration of tax loss	—	43,438	108,917	14,924
Effect of tax rate changes on deferred tax	—	725	—	—
Recognition of uncertain tax benefits	29,325	24,536	6,853	939
Change of valuation allowance	220,774	(609,815)	(278,570)	(38,171)
Effect of preferential tax rate	(18,626)	(48,123)	(53,296)	(7,303)
Effect of International tax rates	76,378	29,047	(21,530)	(2,950)
Prior-year tax filing difference	(16,258)	11,476	6,400	877

Income tax expenses	638,504	259,426	762,551	104,488

17.  TAXATION (CONTINUED)

Deferred Taxes

The significant components of deferred tax assets/(liabilities) were as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Deferred tax liabilities:
Operating lease right-of-use assets	(1,231,712)	(1,404,226)	(192,412)
Total deferred tax liabilities	(1,231,712)	(1,404,226)	(192,412)

Deferred tax assets:
Donation	680	—	—
Accrued expenses	27,692	28,006	3,837
Accrued welfare	55,920	95,811	13,128
Operating lease liabilities	1,235,388	1,407,218	192,822
Impairment loss of long-lived assets and investments	4,568	6,703	918
Allowance for doubtful accounts	5,756	781	107
Tax losses	694,459	301,407	41,300
Total deferred tax assets before valuation allowance	2,024,463	1,839,926	252,112
Valuation allowance	(442,669)	(164,099)	(22,484)
Total deferred tax assets, net of valuation allowance	1,581,794	1,675,827	229,628
Reported as:
Total deferred tax assets, net	350,082	271,601	37,216

The valuation allowance of RMB442.7 million and RMB164.1 million (US$22.5 million) as of December 31, 2023 and 2024 was primarily provided for the deferred income tax assets of certain subsidiaries, which were not able to utilize portion or all of the benefits of the deferred tax assets due to lack of sufficient sources of qualified taxable income.

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

As of December 31, 2024, the Group had accumulated tax losses of RMB1,046.2 million (US$143.4 million) derived from entities in the mainland PRC, which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2025 to 2029 if not utilized.

Unrecognized Tax Position

As of December 31, 2023 and 2024, unrecognized tax benefits were RMB79.5 million and RMB59.1 million (US$8.1 million), among which, RMB 57.6 million and RMB56.7 million (US$7.8 million) of unrecognized tax benefits as of December 31, 2023 and 2024, respectively, would impact the effective tax rate if ultimately recognized after considering valuation allowance. The unrecognized tax benefits were primarily related to deemed sales of free coupons to customers. The amounts of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time.

17.  TAXATION (CONTINUED)

Unrecognized Tax Position (continued)

A roll-forward of unrecognized tax benefits is as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Balance at beginning of year	80,930	79,520	10,896
Decrease based on tax positions related to the current year	(1,410)	(20,457)	(2,803)

Balance at end of year	79,520	59,063	8,093

The Company’s tax returns continue to remain effectively subject to examination by China tax authorities for the years 2020 through 2024.

18.  NET INCOME PER SHARE

Basic and diluted net income per share for the years presented were calculated as follows:

	For the year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Numerator:
Net income	488,246	2,847,933	2,931,703	401,712
Less: Net income attributable to non-controlling interests	—	—	—	—
Net income attributable to ordinary shareholders	488,246	2,847,933	2,931,703	401,712

Denominator:
Weighted average number of shares – basic	2,473,078,408	2,532,109,710	2,545,968,813	2,545,968,813
Adjustments for dilutive options and RSUs	43,195,219	453,592	2,033,237	2,033,237
Weighted average number of shares – diluted	2,516,273,627	2,532,563,302	2,548,002,050	2,548,002,050

Basic net income per share attributable to ordinary shareholders	0.20	1.12	1.15	0.16
Diluted net income per share attributable to ordinary shareholders	0.19	1.12	1.15	0.16

Generally, basic net income per share is computed using the weighted average number of ordinary shares and Senior Preferred Shares outstanding during the respective year. Senior Preferred Shares were considered as participating securities under ASC 260, therefore, they are included in the computation of basis shares. Diluted net income per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive ordinary shares included RSUs and options to purchase ordinary shares of 43,195,219, 453,592 and 2,033,237 for the years ended December 31, 2022, 2023 and 2024 on a weighted average basis, respectively.

19.  LEASES

The Group enters into lease agreements to have leasing for self-operated stores, office spaces, and other corporate assets that the Group utilizes.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Operating lease right-of-use assets	5,186,855	5,937,063	813,519

Operating lease liabilities – current	1,851,310	2,343,387	321,100
Operating lease liabilities – non-current	3,114,855	3,330,529	456,362
Total operating lease liabilities	4,966,165	5,673,916	777,462

The weighted average remaining lease terms and discount rates for the operating lease were as follows:

	As of December 31,
	2023	2024
Weighted average remaining lease term (years)	1.78	1.59
Weighted average discount rate	3.943%	3.737%

The components of lease cost were as follows:

		For the year ended
		December 31,
	Classification	2022	2023	2024
		RMB	RMB	RMB	US$
Operating lease cost	Store rental and other operating costs	854,646	1,399,217	2,331,919	319,529
Variable lease cost	Store rental and other operating costs	33,619	99,981	122,187	16,743
Total lease cost		888,265	1,499,198	2,454,106	336,272

For the years ended December 31, 2022, 2023 and 2024, cash paid for operating lease liabilities were RMB875.7 million, RMB 1,442.0 million and RMB2,308.0 million (US$316.3 million), respectively.

As of December 31, 2024, the Group has entered into operating leases that have not yet commenced of RMB56.4 million (US$7.7 million), primarily related to store leases. These leases will commence between fiscal year 2025 and fiscal year 2032 with lease terms ranging from 3 months to 96 months.

Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year consisted of the following as of December 31, 2024:

	RMB	US$
2025	2,343,387	321,100
2026	1,770,850	242,649
2027	1,072,046	146,896
2028	568,125	77,847
2029 and thereafter	253,771	34,772
Less: interest	(334,263)	(45,802)

Total	5,673,916	777,462

20.   SEGMENT REPORTING

Segment information is prepared on the same basis that our CEO, who is our CODM, manages the segments, evaluates financial results, and makes key operating decisions. The CODM evaluates the performance of its operating segments based on net revenues and operating income. The accounting policies of the operating segments are the same as those described in Note 2, “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES”.

The Group has one reportable operating segment: PRC. The PRC segment, encompassing our operations in the PRC, stands as the Group’s most mature business and has achieved significant scale. The PRC segment derives its revenue through two primary sources: product sales from physical and online stores, and partnership revenue generated from domestic retail partners. All other operating segments, which comprised the Group’s operations in Singapore, do not meet the quantitative thresholds for the determination of reportable segment.

The following tables present selected financial information with respect to the Group’s single reportable segment. All intercompany revenues and expenses are eliminated in computing revenues and operating income.

	For the year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
PRC segment:
Total net revenues	13,292,982	24,870,496	34,336,827	4,704,964
Depreciation and amortization expenses	(391,936)	(600,914)	(1,177,234)	(161,309)
Operating income	1,265,603	3,083,213	3,469,826	475,448

	For the year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
PRC segment:
Revenues from product sales	10,223,720	18,644,720	26,591,586	3,643,681
Freshly brewed drinks	9,079,349	16,845,573	24,365,054	3,338,593
Other products	686,837	1,241,512	1,683,648	230,700
Others	457,534	557,635	542,884	74,388
Revenues from partnership stores	3,069,262	6,225,776	7,745,241	1,061,283
PRC segment total net revenues (1)	13,292,982	24,870,496	34,336,827	4,704,964

Reconciliation:
All other revenues(2)	—	32,670	137,987	18,908
Total net revenues	13,292,982	24,903,166	34,474,814	4,723,872
(1)	The reportable segment’s total net revenues reflect the Group’s domestic operations in PRC.
(2)	All other revenues represent sales within our self- operated stores in Singapore and franchisee revenue from overseas exclusive partners.

20.  SEGMENT REPORTING (CONTINUED)

	For the year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
PRC segment operating income	1,265,603	3,083,213	3,469,826	475,448

Reconciliation:
Corporate and other unallocated income/(expenses)(1)	(109,106)	(14,983)	115,595	15,839
Operating loss from other operations(2)	(318)	(42,612)	(47,360)	(6,489)
Total consolidated Operating income	1,156,179	3,025,618	3,538,061	484,798
Interest and other income/(loss), net(3)	(29,429)	81,741	156,193	21,402
Total consolidated income before income taxes	1,126,750	3,107,359	3,694,254	506,200
(1)	Corporate and other unallocated expenses represent corporate overhead expenses that have not been allocated to any segment for reporting purposes including general and administrative expenses, losses and expenses related to Fabricated Transactions and Restructuring, etc.
(2)	Amounts reflect the net loss from operations related to our operations outside PRC.
(3)	Amounts reflect the difference between the consolidated operating income and the income before income taxes which are not reviewed at the segment level by CODM. This primarily includes interest and investment income, interest and financing expenses, foreign exchange gain/(loss), Other income/(loss), provision for equity litigants settlement and gain from extinguishment of Series B Senior Secured Notes, etc.

	As of December 31,
	2023	2024
	RMB	RMB	US$
PRC segment:
Total long-lived assets(1)	9,267,777	10,887,651	1,491,868
Total assets	18,141,761	21,564,711	2,954,880
(1)	Total long-lived assets primarily consist of the property and equipment and the Group’s operating lease right-of-use asset.

21.  COMMITMENTS AND CONTINGENCIES

(a)Capital commitments

The Group’s capital commitments primarily relate to investing activities contracted but not yet reflected in the financial statements.

The following table sets forth the Group’s contractual obligations and commercial commitments as of December 31, 2024:

	Payment Due by Period
		Less than			More than
	Total	1 year	2–3 years	4–5 years	5 years

	(in thousands of RMB)
Factory and office building construction commitments	182,975	162,882	20,093	—	—
Fix assets purchasing commitments	250,775	250,775	—	—	—
Total	433,750	413,657	20,093	—	—

Other than those shown above, the Group did not have any significant capital commitments as of December 31, 2024.

21.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

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

U.S. Department of Justice Investigation (the “DOJ”)

The Group was contacted by the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) following the Group’s public disclosure on April 2, 2020 relating to the Fabricated Transactions. The SDNY indicated that it had commenced an investigation into the Fabricated Transactions. The Group apprised the SDNY of the relevant Chinese laws that restrict the Group from providing evidence and information without prior approval from the Chinese Ministry of Justice, and is committed to cooperating with the DOJ to the extent permissible under the applicable PRC laws. The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation. No liability or loss was recognized as of December 31, 2023 and 2024 and for the year then ended.

Ministry of Finance Investigation

On May 6, 2020, the Ministry of Finance of the PRC initiated its investigation into the accounting information of two entities of the Group. On July 31, 2020, the Ministry of Finance of the PRC announced its investigation has been substantially completed. The Ministry of Finance of the PRC further announced that they would impose and publish its relevant penalty decision to the Group in due course. The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation. No liability or loss was recognized as of December 31, 2023 and 2024 and for the year then ended.

U.S. Class Actions

On February 13, 2020, April 2, 2020, April 8, 2020, and April 10, 2020, putative securities class action complaints were filed in the United States District Court for the Eastern and Southern Districts of New York against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. These lawsuits were consolidated in the Southern District of New York, and is captioned In re Luckin Coffee Inc. Securities Litigation, 1:20-cv-01293 (S.D.N.Y.) (the “Federal Class Action”). On June 12, 2020, the court appointed co-lead plaintiffs (the “Federal Lead Plaintiffs”) pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated class action complaint was filed on September 24, 2020 that alleges, among other things, that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements. The consolidated class action complaint variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 of the Securities Exchange Act of 1934, and Sections 11 and 15 of the Securities Act. On October 26, 2021, the court issued an order preliminarily approving a class-wide settlement of all claims that had been or could have been asserted in the Federal Class Action, in exchange for payment of US$175 million to the class of investors who purchased or otherwise acquired the Company’s ADS during the period from May 17, 2019 through July 15, 2020, inclusive. On July 22, 2022, the court issued an order granting final approval of the settlement.

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

Certain individuals and institutions claiming to be ADS investors have made informal demands for the company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020, but have not commenced legal proceedings. In the aggregate, the investors that have made informal demands have asserted losses in excess of US$325 million. On April 13, 2023, two of those investors commenced legal proceedings against the Company in the High Court of the Republic of Singapore, seeking to recover an alleged loss of US$145.8 million in the aggregate. On October 2, 2024, there was a mediate indicator. On January 8, 2025, the Claimants, Credit Suisse and the Company, attended a mediation session, but were unable to come to a settlement. On January 15, 2025, the Claimants sent an email to the Company, informing it that the Claimants and Credit Suisse have settled the claims commenced against Credit Suisse. These legal proceedings are currently in an early stage of development, and the Company intends to use its best efforts to defend.

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

21.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

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

(c)   Provision for U.S. securities litigation

The Company has been named as a defendant in various U.S. securities litigations described in “Note 20. Commitments And Contingencies – (b) legal proceedings. Where possible, the Company contests liability and/or the amount of damages appropriate in each pending matter. Where available information indicates that it is probable that a liability had been incurred as of the date of the consolidated financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues a provision for that loss in accordance with ASC450. The Company’s estimate of probable losses from these litigations is the best estimate after it evaluated the likelihood of various potential outcomes.

The Company recorded a provision for equity litigation of US$187.5 million (approximately RMB1,226.1 million) in the year ended December 31, 2020. The Company recorded an additional US$41.9 million (approximately RMB280.0 million), US$12.6 million (approximately RMB92.2 million) and US$ nil (RMB nil) in the year ended December 31, 2022, 2023 and 2024. As of December 31, 2023 and 2024, the balance of payable for equity litigants settlement was US$16.4 million (approximately RMB116.3 million) and US$16.4 million (approximately RMB119.6 million), respectively.

22.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	30,752	639,488	87,625
Amounts due from subsidiaries	13,043,055	12,233,657	1,676,303
Prepaid expenses and other current assets	2,778	21,153	2,898
Term deposit-current	—	656,820	90,000
Total current assets	13,076,585	13,551,118	1,856,826

Non-current assets:
Investments in subsidiaries and VIE	(2,926,400)	(58,777)	(8,054)
Total non-current assets	(2,926,400)	(58,777)	(8,054)

Total assets	10,150,185	13,492,341	1,848,772

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries	309,318	310,414	42,534
Accrued expenses and other current liabilities	10,108	9,757	1,336
Payable for equity litigants settlement	116,314	119,560	16,383
Total current liabilities	435,740	439,731	60,253
Total liabilities	435,740	439,731	60,253

22.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed balance sheets (continued)

	As of December 31,
	2023	2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Mezzanine equity:
Convertible senior preferred shares (US$0.000002 par value; 307,692,307 and 307,692,307 shares authorized as of December 31, 2023 and 2024, respectively; 307,692,307 and 295,384,619 issued and outstanding as of December 31, 2023 and 2024, respectively)	1,578,040	1,514,660	207,545
Total Mezzanine equity	1,578,040	1,514,660	207,545

Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value; 19,692,307,693 and 19,692,307,693 shares authorized as of December 31, 2023 and 2024, respectively, 2,093,280,340 and 2,124,695,348 issued and outstanding as of December 31, 2023 and 2024, respectively)	23	24	3
Class B ordinary shares (US$0.000002 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 144,778,552 and 144,778,552 issued and outstanding as of December 31, 2023 and 2024, respectively)	2	2	0
Additional paid-in capital	16,445,195	17,071,167	2,339,157
Accumulated deficits	(8,705,759)	(5,971,779)	(818,276)
Accumulated other comprehensive income	396,944	438,536	60,090
Total Company’s ordinary shareholders’ equity	8,136,405	11,537,950	1,580,974

Total liabilities, mezzanine equity and shareholders’ equity	10,150,185	13,492,341	1,848,772

22.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive income

	For the year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

General and administrative expenses	(39,773)	(46,722)	(33,002)	(4,524)
Sales and marketing expenses	—	(566)	(309)	(42)
Losses and expenses related to Fabricated Transactions and Restructuring	(69,233)	32,422	149,946	20,546
Foreign exchange gain/(loss), net	(8,817)	3,320	6,007	823
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	(6,381)	—	—	—
Share of income from subsidiaries and VIE	791,186	2,949,195	2,809,721	384,999
Gain from extinguishment of Series B Senior Secured Notes	124,139	—	—	—
Interest and investment income	576	2,476	17,915	2,455
Other expenses, net	—	—	(18,575)	(2,545)
Interest and financing expenses	(23,484)	—	—	—
Provision for equity litigants settlement	(279,967)	(92,192)	—	—
Income before income taxes	488,246	2,847,933	2,931,703	401,712
Net income	488,246	2,847,933	2,931,703	401,712
Net income attributable to the Company’s ordinary shareholders	488,246	2,847,933	2,931,703	401,712

Net income	488,246	2,847,933	2,931,703	401,712
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	(69,552)	(360)	41,592	5,699
Total comprehensive income	418,694	2,847,573	2,973,295	407,411

22.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of cash flows

	For the year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	(587,039)	(184,240)	1,259,823	172,626
Net cash used in investing activities	—	—	(654,185)	(89,639)
Net cash used in financing activities	(2,276,260)	—	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	3,098	424
Net (decrease)/increase in cash and cash equivalents	(2,863,299)	(184,240)	608,736	83,411
Cash and cash equivalents at beginning of years	3,078,291	214,992	30,752	4,214
Cash and cash equivalents at end of years	214,992	30,752	639,488	87,625

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

The parent company records its investments in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries and the VIE” and their respective profit or loss as “Share of income in subsidiaries and the VIE” on the condensed statements of comprehensive income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary or VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary or VIE or is otherwise committed to provide further financial support.

The subsidiaries and Former VIE did not pay any dividends to the Company for the years presented.

23.SUBSEQUENT EVENT

On January 7, 2025 and February 17, 2025, the Group fully repaid the outstanding short-term bank borrowings and long-term bank borrowings of RMB300.0 million and RMB33.6 million, respectively.