Form 20-F
period 2025-12-31
Luckin Coffee Inc.
filed 2026-03-27
CIK 1767582

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

2,158,141,800 Class A Ordinary Shares, par value US$0.000002 per share, 136,172,004 Class B Ordinary Shares, par value US$0.000002 per share, and 295,384,619 senior convertible preferred shares, par value US$0.000002 per share, as of December 31, 2025.

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

Yes ☐	No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing eight of the Company’s Class A Ordinary Shares;
●	“Beijing Wholly Foreign Owned Enterprise”, or “Beijing WFOE”, refers to Beijing Luckin Coffee Co., Ltd.;
●	“CAC” refers to the Cyberspace Administration of China;
●	“CSRC” refers to the China Securities Regulatory Commission;
●	“Certificate of Designation” refers to the certificate of designation dated November 30, 2021 that the Company adopted to create and issue a new series of preferred shares;
●	“China” or “PRC” refers to the People’s Republic of China; and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;
●	“Class A Ordinary Shares” refers to the Company’s Class A Ordinary Shares of par value US$0.000002 per share;
●	“Class B Ordinary Shares” refers to the Company’s Class B Ordinary Shares of par value US$0.000002 per share;
●	“Company” refers to Luckin Coffee Inc., a Cayman Islands exempted company in which investors in the ADSs are purchasing an interest; it is a holding company that does not conduct operations;
●	“former variable interest entity” or “Former VIE” refers to Beijing Luckin Coffee Technology Ltd., which is a PRC company whose financial results had been consolidated into our consolidated financial statements for accounting purposes for the year ended or as of December 31, 2023, but has not been an entity in which we own equity interest; due to the termination of the contractual arrangements entered into by and among the Beijing WFOE, the Former VIE and its shareholders in March 2024, the financial results of the Former VIE will no longer be consolidated into our consolidated financial statements for accounting purposes since the date of termination;
●	“GMV” refers to the transaction amount from the sales of freshly brewed and non-freshly brewed items through self-operated stores and partnership stores;
●	“item sold” refers to an item transacted on our mobile apps or through third-party platforms in a given period, regardless of whether the item was paid for or was merely ordered through our free product marketing initiative;
●	“Luckin,” “we,” “us,” “our company,” “Group” and “our” refer to Luckin Coffee Inc., a Cayman Islands exempted company, its subsidiaries and, only in the context of describing our consolidated financial statements for the years ended or as of December 31, 2023, 2024 and 2025, its former variable interest entity;
●	“Luckin Group” refers to Luckin Coffee Group Co., Ltd., which previously was also referred as Luckin Coffee (China) Co., Ltd., or Luckin China;
●	“Ordinary Shares” as of the date hereof refers to the Company’s Class A and Class B Ordinary Shares of par value US$0.000002 per share and, prior to the completion of the Company’s initial public offering, its Ordinary Shares and angel-1 and angel-2 shares of par value US$0.001 per share;
●	“our mobile apps” refers to our self-developed mobile apps, primarily including Luckin mobile apps and Weixin mini program;

●	“PRC subsidiaries” refers to Luckin Coffee Group Co., Ltd., Beijing Luckin Coffee Co., Ltd., Luckin Investment (Tianjin) Co., Ltd., Luckin Coffee Roasting (Pingnan) Co., Ltd., Luckin Coffee Food (Jiangsu) Co., Ltd., Luckin Coffee Trading (Xiamen) Co., Ltd., Luckin Coffee Development (Yunnan) Co., Ltd., Luckin Coffee Food (QingDao) Co.,Ltd., Guangdong Luckin Coffee Co., Ltd., Luckin Supply Chain Management (Xiamen) Co., Ltd., Luckin Coffee (Yunnan) Co., Ltd. and their respective subsidiaries in the context of describing their activities.
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“Senior Preferred Shares” refers to a series of preferred shares of the Company of par value US$0.000002 per share, designated as “Senior Preferred Shares” pursuant to the Certificate of Designation;
●	“Shares” refers to shares in the capital of the Company of any or all classes as the context may require, including any Ordinary Shares or Senior Preferred Shares;
●	“SKUs” refers to stock keeping unit, a distinct type of item for sale;
●	“transacting customer” refers to a customer who bought at least one item we offer on our mobile apps or through third-party platforms in a given period, regardless of whether the customer paid for the item or merely ordered through our free product marketing initiative. Each unique mobile account is treated as a separate customer for purposes of calculating transacting customer; and
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.0063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 26, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

On March 15, 2024 (the “Termination Date”), we terminated these contractual arrangements because (i) the foreign restricted licenses and permits held through the Former VIE are not necessary for our business operations as currently conducted, and (ii) we believe the termination of these arrangements help to optimize our corporate governance structure. Historically, the financial contribution of such Former VIE was not material to the Group. For the year ended December 31, 2023 and for the period from January 1, 2024 to the Termination Date, the Former VIE did not contribute any external revenues to the Group’s total revenues. As of December 31, 2023, total assets of the Former VIE, excluding amounts due from other companies in the Group, equaled to nil percent of the Group’s consolidated total assets as of the same date. Due to the termination, the financial results of the Former VIE have not been consolidated into the Group consolidated financial statements for accounting purpose since the Termination Date. As of December 31, 2025, no assets of the Former VIE was included in the Group’s consolidated total assets due to the termination in March 2024. In March 2024, we disposed our entire equity interest in the Former VIE and no consideration was received. At the time of disposal, the Former VIE was in a net liability position, and the overall financial results of the Former VIE was negligible to the Group; accordingly, the financial impact of this disposal was immaterial. The disposal was not a strategic shift of the Group’s business and would not have a material impact on the Group’s business, therefore the disposal did not qualify as discontinued operations.

The following diagram illustrates our corporate structure before the foregoing contractual arrangements were terminated in March 2024.

The following diagram illustrates our corporate structure as of the date of this annual report.

Luckin Coffee Inc. (Cayman Islands)
100%
First Ray International Holdings (Cayman) Limited
100%
First Ray Holding Limited (British Virgin Islands)
100%
1ST RAY INTERNATIONAL HOLDINGS PTE. LTD.
100%
LUCKIN COFFEE HOLDING SINGAPORE PTE. LTD.
100%
Luckin Coffee (SGP) PTE. LTD.
100%
LUCKIN COFFEE INTELLECTUAL PROPERTY (SGP) PTE. LTD.
100%
FIRST RAY INTERNATIONAL HOLDINGS (IRELAND) LIMITED
100%
First Ray Holdings (USA) Inc.
100%
First Ray Operations (New York) LLC
100%
Luckin Coffee International Holdings Inc. (British Virgin Islands)
100%
Luckin Coffee Trading (Hong Kong) Limited
100%
Luckin Coffee Investment Inc. (British Virgin Islands)
100%
Luckin Coffee (Hong Kong) Limited (Hong Kong)
100%
Luckin Coffee Hong Kong Operations Limited
100%
Luckin Coffee Roasting (Hong Kong) Limited
offshore
onshore
100%
Luckin Coffee (Yunnan) Co., Ltd
100%
Luckin Coffee Trading (Xiamen) Co., Ltd
100%
Luckin Coffee Development (Yunnan) Co., Ltd
100%
Guangdong Luckin Coffee Co.,Ltd.
100%
Luckin Investment (Tianjin) Co., Ltd.
100%
1 subsidiary
100%
China Luckin
100%
67 subsidiaries
100%
Beijing WOFE
100%
Luckin Coffee Roasting (Pingnan) Co., Ltd
100%
Luckin Coffee Food (Jiangsu) Co., Ltd
100%
Luckin Coffee Food (QingDao) Co., Ltd.
100%
Luckin Supply Chain Management (Xiamen) Co., Ltd.
100%
1 subsidiary

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

A summary of the principal risks we face is set forth below.

Risks Relating to the Fabricated Transactions, Internal Investigation, Internal Control, Offshore Restructuring and Related Matters

●	The Fabricated Transactions (as defined in Item 3.D. Risk Factors) first disclosed in 2020 have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, and required significant time and attention from our senior management, among other adverse impacts.
●	We were or are the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the Fabricated Transactions first disclosed in 2020, which have had and could continue to have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims and material liabilities.
●	We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, and may be subject to such lawsuits in the future, including class action lawsuits that, absent settlement, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and our reputation.
●	Matters relating to or arising from the Fabricated Transactions and the Internal Investigation, including adverse publicity and potential concerns from our customers, suppliers or others with whom we do business, have had and could continue to have an adverse effect on our business and financial condition.
●	If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

Risks Relating to Our Business and Industry

●	If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.
●	We face intense competition in China’s coffee industry and food and beverage sector in general, and our products are not proprietary. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.
●	Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talent. If we fail to hire, train, retain or motivate our staff, our business may suffer.

●	Failure to maintain the quality and safety of our products could have a material and adverse effect on our reputation, financial condition and results of operations.
●	Any significant disruption in our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would materially and adversely affect our business, reputation, financial condition and results of operations.
●	A significant interruption in the operations of our third-party suppliers, partners and service providers could potentially disrupt our operations.
●	Our business generates and processes a large amount of data, which subjects us to evolving governmental regulations and other legal obligations related to privacy, cybersecurity, information security and data protection, many of which are subject to changes and uncertain interpretations. Any failure to comply with these governmental regulations and legal obligations, improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The PRC government exerts substantial influence over the manner in which we conduct our business and may intervene in our offerings conducted overseas or foreign investment in China-based issuer. Any actions by the PRC government to exert more oversight and discretion could result in a material adverse change in our operations, which may consequently have a material adverse effect on our financial condition, results of operations and our future prospects or hinder our ability to offer or continue to offer securities to investors. In such events, our Ordinary Shares and ADSs could decline in value or become worthless. For details, see pages 40 and 41 of this annual report.
●	Changes in laws, regulations and policies in China could adversely affect us. We could be adversely affected by uncertainties with respect to the PRC legal system because the interpretations and enforcement of many laws, regulations, and rules may be subject to changes. Since the PRC legal system and regulatory environment continue to rapidly evolve, rules and regulations in China can change quickly with little advance notice. For details, see pages 41 and 42 of this annual report.
●	If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections. For details, see page 42 of this annual report.
●	Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB determines in the future that it no longer has full access to inspect or fully investigate our auditors. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States. For details, see pages 42 and 43 of this annual report.
●	Various legislative and regulatory developments related to overseas listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the United States and the trading prices of our ADSs. For details, see page 43 of this annual report.

●	Cash in our business in the PRC may not be available to fund operations or for other use outside of the PRC due to the rules and restrictions under relevant PRC laws and regulations regarding the transfer of cash. We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. In particular, the ability of our PRC subsidiaries to pay dividends may be subject to foreign exchange restrictions and dividends may be paid only out of the distributable profits of our PRC subsidiaries as defined under the PRC laws and regulations. For details, see pages 43 and 44 of this annual report.
●	The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering (including equity securities and debt securities) or other activities in overseas capital markets, and, if required, we cannot predict whether or for how long we will be able to obtain such approval. For details, see pages 44, 45 and 46 of this annual report.

Risks Relating to the ADSs

●	Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares and the ADSs may view as beneficial.
●	Our Senior Preferred Shares have rights, preferences and privileges that are not held by, and are preferential to, the rights of our Ordinary Shares and ADSs, which could result in the interests of the holders of our Senior Preferred Shares differing from those of the holders of our Ordinary Shares and ADSs.
●	The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

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

In March 2024, we terminated these contractual arrangements because (i) the foreign restricted licenses and permits held through the Former VIE are not necessary for our business operations as currently conducted, and (ii) we believe the termination of these arrangements help to optimize our corporate governance structure. For the condensed consolidating schedule that disaggregates the parent company, the Former VIE and its consolidated subsidiaries for Luckin Coffee Inc. for the year ended December 31, 2023 and for the period from January 1, 2024 to the Termination Date, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Holding Company Structure—Condensed Consolidating Schedule.”

As used in this annual report, “we,” “us,” “our company,” “our,” “Group” or “Luckin” refers to Luckin Coffee Inc. and its subsidiaries, and also its Former VIE, in the context of describing Luckin Coffee Inc.’s consolidated financial information for the years ended or as of December 31, 2023, 2024 and 2025.

PRC subsidiaries refer to Luckin Coffee Group Co., Ltd., Beijing Luckin Coffee Co., Ltd., Luckin Investment (Tianjin) Co., Ltd., Luckin Coffee Roasting (Pingnan) Co., Ltd., Luckin Coffee Food (Jiangsu) Co., Ltd., Luckin Coffee Trading (Xiamen) Co., Ltd., Luckin Coffee Development (Yunnan) Co., Ltd., Luckin Coffee Food (QingDao) Co.,Ltd., Guangdong Luckin Coffee Co., Ltd., Luckin Supply Chain Management (Xiamen) Co., Ltd., Luckin Coffee (Yunnan) Co., Ltd. and their respective subsidiaries in the context of describing their activities. The Former VIE refers to Beijing Luckin Coffee Technology Ltd. in the context of describing its activities and the former contractual arrangements with us.

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

Luckin Coffee Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no definite plan against declaring or paying any dividends in the near future on its Shares or the ADSs. Certain of our PRC subsidiaries have issued dividends or distributions to their respective onshore parent companies, but no dividends or distributions were repatriated from PRC subsidiaries to our offshore entities as of the date of this annual report.

In accordance with the applicable PRC laws and regulations, the funds can be transferred between Luckin Coffee Inc., our PRC subsidiaries and the investors. Cash is transferred (a) among the offshore entities which in Cayman, Singapore, Hongkong and US based on business requirement, and (b) between offshore entities and PRC entities under PRC laws and regulations in the following manner: (i) funds are transferred to the PRC subsidiaries, from the Company as needed through our Cayman subsidiary, BVI subsidiaries, and Hong Kong subsidiaries in the form of capital contributions or intercompany loans, as the case may be; and (ii) dividends or other distributions may be paid by the PRC subsidiaries to Luckin Coffee Inc. through our Hong Kong subsidiaries, BVI subsidiaries and Cayman subsidiary; and (iii) Cross-border cash pool provided by bank and approved by PBOC.

As of December 31, 2025, Luckin Coffee Inc. made cumulative capital contributions of US$1,573.8 million to its PRC subsidiaries through its intermediate holding companies which were accounted as loans to its intermediate holding companies of Luckin Coffee Inc. These funds have been used by the PRC subsidiaries for their operations. In the future, cash proceeds raised from overseas financing activities may be transferred by us through Luckin HK to Luckin Group via capital contribution and intercompany loans, as the case may be. Luckin Group then will transfer funds to its subsidiaries to meet the capital needs of our business operations. Moreover, as of December 31, 2025, Luckin Coffee Inc. also made cumulative capital contributions of US$1.98 million, through its intermediate holding company, to Luckin Trading HK and Luckin Coffee (SGP) Pte. Ltd. In addition, the group also made RMB1,123.0 million from PRC subsidiaries to offshore entities for operation support.

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

We were, have been or are currently the subject of a number of legal proceedings and investigations and inquiries by governmental agencies in various jurisdictions, including the investigation by the SEC relating to the Fabricated Transactions, the lawsuits relating to the default under the terms of the convertible senior notes indenture offered on January 10, 2020, penalty decisions from the Chinese State Administration for Market Regulation and certain of its sub-bureaus (collectively, the “SAMR”) relating to the Fabricated Transactions, the investigation by the Ministry of Finance of the PRC and other regulatory and court proceedings and investigations. On September 23, 2020, we received penalty decisions from the SAMR, which found that our conduct related to the Fabricated Transactions violated the PRC Anti-Unfair Competition Laws. On December 16, 2020, we entered into a settlement with the SEC regarding the Fabricated Transactions, under which we were subject to payment of penalties and are enjoined from violation of certain federal securities laws. Entering into the settlement with the SEC also results in the loss of certain exemptions or protections that were available to us under federal securities laws. On February 4, 2021, the United States District Court for the Southern District of New York (the “SDNY Court”) approved the SEC settlement. On February 3, 2022, the SEC filed with the SDNY Court a notice acknowledging that the Company has satisfied the civil penalties arising from the SEC settlement. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Moreover, we have corrected our VAT filing to the PRC tax authorities for rectifying the revenues and VAT payable recognized in relation to the Fabricated Transactions, and in 2022, a fine of RMB500,000 was imposed to us by the PRC tax authorities. However, we are uncertain whether such correction in the previous VAT filing and the fine imposed will fully resolve the matter to the satisfaction of the PRC tax authorities. If the PRC tax authorities do not accept such correction, we may be required to pay corresponding VAT tax and pay any applicable late payment surcharges for the Fabricated Transactions. In addition, the PRC tax authorities may confiscate the illegal income, and we may be subject to a fine of not less than 50% but not more than five times the amount of unpaid or underpaid taxes. We may also be subject to criminal penalties if such violations are deemed to constitute criminal offense.

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

In addition, certain individuals and institutions, who have submitted opt-out notices, claim to have made investments relating to the Company’s ADS and have made informal demands for the Company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020. On April 13, 2023, two of those investors commenced legal proceedings against us in the High Court of the Republic of Singapore, seeking to recover an alleged loss of US$145.8 million in the aggregate. These legal proceedings are currently in an early stage of development, and we intend to use our best efforts to defend. In January 2026, we were informed that additional investors purportedly commenced new proceedings in Singapore relating to the Fabricated Transactions; however as of the date of this annual report, the Company has not been served with process.

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

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (“Section 404”), requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In 2025, our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2025. Based on this evaluation, we concluded that internal control was effective as of December 31, 2025. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm has issued an attestation report, which has concluded that as of December 31, 2025, our internal control over financial reporting was effective.

Even though we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2025, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected.

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

We commenced our operations in October 2017 and have achieved significant growth since our inception. We expanded from a single trial store in Beijing to a global network of 31,048 stores as of December 31, 2025, consisting of 30,888 stores in China (including Hong Kong), 81 stores in Singapore, nine stores in the United States and 70 stores in Malaysia. We had 451 million cumulative transacting customers as of December 31, 2025. At the same time, we continue to evaluate our store performance and adjust our business plan accordingly. Our limited operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth rates may decline for any number of possible reasons and some of them are beyond our control, including decreasing customer spending, increasing competition, declining growth of China’s coffee industry or China’s food and beverage sector in general, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our product offerings and may explore new operating models to bring greater convenience to our customers and to increase our customer base and the number of transactions. However, the execution of any new business plans is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. Further, we may bear additional expenses and costs, including the negotiation of adjusted arrangements with suppliers, when we adjust our business plan. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the trading price of the ADSs could decline. In addition, since our business model is innovative in China’s coffee industry, it may increase the difficulty in evaluating our business and future prospects based on our historical operational or financial results.

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

We may face additional risks associated with our partnership model.

We launched our retail partnership model in 2019 and our exclusive franchise model in 2025. The partnership model has become increasingly important to our business as a whole. Our revenues from partnership stores were RMB6,225.8 million, RMB7,745.3 million and RMB11,593.7 million (US$1,654.8 million) in 2023, 2024, and 2025, which represented 25.0%, 22.5% and 23.5% of our total revenues, respectively. The partnership model may subject us to a number of risks, including but not limited to:

●	We might not be able to effectively control partners’ actions and their daily store operation, and in case that their actions harm our business, our contractual rights and remedies are limited;
●	The unsatisfactory service provided by or misconduct of our partners may harm the goodwill associated with our brands, and may adversely impact our business and results of operations;
●	The revenues we realize from partnership stores are partly dependent on our partners’ ability to grow their sales;
●	The failure of our partners to comply with local regulatory rules may subject us to losses and harm our reputation;
●	Partners may not completely fulfill their obligation under the partnership agreement, which may adversely impact our business and results of operations;
●	The number and quality of partners are subject to change over time, which may negatively affect our business; and
●	Our partners may be subject to a variety of litigation risks, including, but not limited to, customer claims, food safety claims and employee allegations of improper termination. Although we are not directly liable for the costs involved in these types of litigation, each of these claims may increase the costs of our partners and adversely affect their profitability, which in turn could adversely affect our business, operating results and brand.

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

We have incurred significant operating losses in the past and may experience operating losses in the future.

We have incurred significant operating losses attributable to the Company since our inception in June 2017. Although we had operating income of RMB3,020.4 million, RMB3,570.1 million and RMB5,072.9 million (US$724.1 million), respectively, for the years ended December 31, 2023, 2024 and 2025, we may incur operating losses in future periods and may not be able to sustain our profitability.

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

We have historically funded our cash requirements principally with proceeds from operating activities, capital contributions from our shareholders and the proceeds from our public offerings and private placement. If these resources are insufficient to satisfy our cash requirements, we may seek to raise funds through additional equity offerings or debt financings or obtain additional bank facilities. However, our ability to obtain additional capital in the future has been adversely affected by the impacts associated with the Fabricated Transactions and is subject to a number of uncertainties, including those relating to our future business development, financial condition and results of operations, general market conditions for financing activities by companies in our industry, and macroeconomic and other conditions in China and globally. If we cannot obtain sufficient capital on acceptable terms to meet our capital needs, we may not be able to execute our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.

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

We have a limited number of suppliers for our raw materials, pre-made food and beverage items, machines, delivery service to our customers,and warehouse and fulfillment service. In 2025, we purchased our coffee beans mainly from three suppliers, dairy products mainly from three suppliers, plant-based raw materials (such as coconut milk) mainly from two suppliers, syrup mainly from two suppliers and pre-made food and beverage items from a few selected sources. Additionally, we mainly rely on three delivery service providers to provide most of the delivery service to our customers, and cooperate with three warehouse and fulfillment service providers for our inventory storage and fulfillments between warehouses and from warehouses to our stores.

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

In addition, the quality of the products or services provided by our suppliers or service providers is subject to factors beyond our control, including the effectiveness and the efficiency of their quality control system, among others. There can be no assurance that our suppliers or service providers will always be able to adopt appropriate quality control systems and meet our stringent quality control requirements in respect of the products or services they provide. Any failure of our suppliers or service providers to provide satisfactory products or services could harm our reputation and adversely impact our operations. See “—Illegal actions or misconduct, or any failure by third-party suppliers, our partners, or service providers to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations. In addition, we may be unable to receive sufficient compensation from suppliers and service providers for the losses caused by them.”

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

These and other events may lead to the unavailability of our mobile apps, interruption of our supply chain and delivery, leakage or permanent loss of customer data, interruptions or decreases in connection speed, or other events which would negatively affect our operations. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party suppliers or service providers, our reputation or relationships with our customers may be damaged and our customers may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other calamities, which could significantly disrupt our business, financial condition and results of operations.

We are vulnerable to natural disasters, health epidemics, and other calamities. Any of such occurrences could cause severe disruption to the daily operations of us, and may even require a temporary closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In addition, geopolitical conflicts may lead to higher transportation and logistics costs for shipping equipment, raw materials and coffee beans to international locations, which could adversely affect our cost structure and operational efficiency. Our results of operations could be adversely affected to the extent that any of these catastrophic events harm the Chinese economy in general.

From time to time, we may evaluate and potentially consummate strategic investments, acquisitions, strategic cooperation, formation of joint ventures and new business initiatives which may turn out to be not successful and adversely affect our operation and financial results.

To complement our business and strengthen our market-leading position, we may form strategic alliances or make strategic investments and acquisitions from time to time. In addition, we continually evaluate the potentials of new business initiatives or new markets. We may experience difficulties in integrating our operations with the newly invested or acquired businesses, executing new business initiatives, managing our expansion, implementing our strategies or achieving expected levels of net revenues, profitability, productivity or other benefits. For example, in 2023, due to operational strategy adjustments, we decided to cease all operations under Luckin Tea, and thus recorded a full impairment of RMB4.5 million (US$0.6 million) for assets in relation to Luckin Tea. Therefore, we cannot assure you that our investments, acquisitions, cooperation and new business initiatives will benefit our business strategy, generate sufficient net revenues to offset the associated costs, or otherwise result in the intended benefits.

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

We have invested significantly in sales and marketing activities to promote our brand and our products and to deepen our relationships with customers. We incurred RMB1,286.5 million, RMB1,920.3 million and RMB2,595.7 (US$$370.5 million) in sales and marketing expenses for the years ended December 31, 2023, 2024, and 2025, respectively. We also regularly offer coupons and vouchers to increase our customer base, retain our existing customers or promote new products, and such promotion activities might not be sustainable.

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

We may not be able to manage our store network. The number and timing of the stores actually opened during any given period are subject to a number of risks and uncertainties, including but not limited to our ability to:

●	identify suitable locations and secure leases on commercially reasonable terms;
●	obtain adequate funding for development and opening costs;
●	obtain the required licenses, permits and approvals;
●	efficiently manage our time and cost in relation to the design, decoration and preopening processes for each of our stores;

●	develop and retain suitable partners; and
●	hire, train and retain skilled employees.

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

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses and permits to operate our business, including but not limited to business licenses, food operation licenses, fire safety inspections, single-purpose prepaid card filings, and commercial franchise filings. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations. If we or our partners fail to obtain the necessary licenses, permits and approvals, we may be subject to fines, confiscation of the gains derived from the related stores or the suspension of operations of the related stores. We may also experience adverse publicity arising from such noncompliance with government regulations that negatively impacts our brand. We may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new stores. If we fail to obtain the material licenses, our store opening and expansion plan may be delayed. In addition, there can be no assurance that we will be able to obtain and/or renew all of the approvals, licenses and permits required for our existing business operations upon their expiration in a timely manner or at all, which could adversely affect our business operations. The following are some particular risks and potential negative consequences regarding certain lack of requisite approvals, licenses or permits, without prejudice to the generality of the foregoing.

As of the date of this annual report, a small portion of our stores in China have not obtained business licenses, and we are in the process of obtaining business licenses for these stores. We may be ordered by the government authorities to rectify such noncompliance or to suspend operations of these stores and may be subject to fines of up to RMB500,000 for each store that fails to obtain business licenses.

As of the date of this annual report, a small portion of our stores in China have not obtained food operation licenses, and we are in the process of obtaining food operation licenses for these stores. The relevant government authorities may confiscate the income of these stores since commencing operation as well as the food and beverage products sold at these stores and the raw materials and equipment used in store operation, and may impose fines based on the value of the food and beverage products sold at each store (if the value of the food and beverage products is less than RMB10,000, a fine up to RMB100,000 may be imposed; if the value of the food and beverage products is more than RMB10,000, a fine up to 20 times of such value may be imposed).

Some of our stores in China are required to obtain permits over fire safety inspection by local fire prevention authorities. However, as of the date of this annual report, certain of these stores have not obtained such permits. Our stores that fail to obtain the permits over fire safety inspections may be ordered by the relevant government authorities to close down and may be subject to a fine of up to RMB300,000 per store. In addition, some of our stores have not completed the required as-built acceptance check on fire prevention or fire safety filing. If the stores that fail to complete such fire safety filing are found unqualified by relevant government authorities in random inspection, they may be ordered by the relevant government authorities to close down and may be subject to a fine of up to RMB300,000 per store. As advised by our PRC legal counsel, King & Wood, the likelihood that we would be subject to material administrative penalties by fire safety regulatory authorities is low.

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

A significant interruption in the operations of our third-party suppliers, partners and service providers could potentially disrupt our operations.

We have limited control over the operations of our third-party suppliers, partners, service providers and other business partners and any significant interruption in their operations may have an adverse impact on our operations. For example, a significant interruption in the operations of our roasted coffee bean suppliers’ roasting facilities could cause a shortage of coffee at our stores, a significant interruption impacting our leased warehouses, whether as a result of a natural disaster, labor difficulties, fire or other causes, could cause the shortage of our inventory, and a significant interruption in the operations of our internet service provider could impact the operation of our mobile apps. If we cannot solve the impact of the interruptions of operations of our third-party suppliers, partners or service providers, our business operations and financial results may be materially and adversely affected.

Illegal actions or misconduct, or any failure by third-party suppliers, our partners, or service providers to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations. In addition, we may be unable to receive sufficient compensation from suppliers and service providers for the losses caused by them.

Our reputation and operation may be harmed by illegal or unsatisfactory actions taken by suppliers, our partners and service providers over which we have limited control. For example, the failure of our raw material suppliers to ensure product quality or to comply with food safety or other laws and regulations could interrupt our operations and result in claims against us, and any delay in delivery of our products, damage to our products during the course of delivery and inappropriate actions taken by delivery riders of our delivery service providers might cause customer complaints.

In the event that we become subject to claims caused by actions taken by our suppliers, our partners, or service providers, we may attempt to seek compensation from the relevant suppliers, our partners, or service providers. However, such compensation may be limited. For example, we may not be able to fully cover compensation from our relevant partners in case that our losses attributed to their actions exceed their deposit withheld by us. If no claim can be asserted against a supplier, our partners, or service provider, or amounts that we claim cannot be fully recovered from the supplier, our partners, or service provider, we may be required to bear such losses and compensation at our own costs. This could have a material and adverse effect on our business, financial condition and results of operations.

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

In China, the PRC Cybersecurity Law, which became effective in June 2017 and revised in October 2025, provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC.

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

On February 12, 2025, the Administrative Measures on Personal Information Protection Compliance Audits, or the Measures on Compliance Audits was promulgated by the CAC, which became effective on May 1, 2025. According to the Measures on Compliance Audits, “personal information protection compliance audits” means the examination and evaluation of whether the personal information processing activities by the personal information processors comply with laws and administrative regulations, and personal information processors who process the personal information of more than 10 million people shall conduct personal information protection compliance audits at least once every two years. Furthermore, the Measures on Compliance Audits enumerate the key focus when conducting “personal information protection compliance audits”.

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

We are subject to various rules, regulations and requirements, regulatory or otherwise, and governing payment processing, which could change or be reinterpreted to make it difficult or impossible for us to comply. For example, according to Announcement No. 10 (2018) of the People’s Bank of China issued in July 2018 (the “Announcement No. 10”), companies that refuse to accept cash payment should rectify such noncompliance. According to People’s Bank of China’s interpretation of Announcement No. 10, e-commerce platforms, self-service counters and other companies (i) that offer products and services online and in a cashier-less manner, (ii) whose entire customer purchase process does not involve payment or receipt of cash, and (iii) who have obtained consent from customers to use electronic payment methods, may use electronic payment methods instead of accepting cash. The People’s Bank of China further issued Announcement No. 18 (2020) in December 2020 (the “Announcement No. 18”). Pursuant to Announcement No. 18, large and medium-sized commercial institutions including catering service providers shall establish cash collection and payment channels at their business places. If all transactions, payments, and services are completed through the internet, business entities shall publicize payment methods in advance. The People’s Bank of China, together with the National Development and Reform Commission and the State Financial Regulatory Administration, has promulgated the Provisions on the Receipt, Payment and Services of Renminbi Cash, which became effective on February 1, 2026. Pursuant to Provisions, entities that collect payments manually, provide services in person, and conduct transactions through online reservations followed by offline service delivery or goods handover—where conditions allow for in-person cash collection—shall support cash payments and maintain adequate change reserves. As of the date of this annual report, we have not been subject to monetary penalties in connection with such noncompliance. However, we cannot assure you that the relevant governmental authorities will have the same interpretation. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees or no longer be able to offer certain payment methods, and our business, financial condition and results of operations could be materially and adversely affected.

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

In 2018, we and UCAR Inc. entered into a project cooperation agreement and a strategic cooperation agreement (collectively, the “2018 Agreements”) with the Siming District Government and the Xiamen Municipal Government, respectively, (collectively “Xiamen Government”) pursuant to which we purchased our new headquarters under favorable pricing terms that came with certain commitments, including meeting certain requirements of tax contribution, operating performance and capital investments from 2019 to 2023. We were not able to obtain the real property ownership certificates of the new headquarters under the 2018 Agreements since we did not meet the requirements thereof. In 2024, we entered into a new cooperation agreement with the government of Siming District of Xiamen municipality (the “2024 Agreement”), pursuant to which we are entitled to obtain real property certificates of the new headquarters in batches over a five-year term from 2022 to 2026 upon satisfaction of certain requirements of tax contribution, operating performance and capital investments from 2022 to 2026. We have fulfilled our commitments under the 2024 Agreement in 2022 to 2025, and we have obtained certain real property certificates of the new headquarters. However, as of the date of this annual report, we cannot be sure that we will be able to continue to fulfill our commitments under the 2024 Agreement. Therefore, we cannot rule out the risk of contract disputes, such as claims for liquidated damages arising from any failure to fulfill our commitments, under both the 2018 Agreements and 2024 Agreement. Additionally, we cannot assure you that we can successfully obtain the necessary real property certificate. If we are unable to obtain the real property certificate, under applicable PRC property law, the property right of the real estate may not be effectively transferred to us until it is registered by the relevant registration authority, and therefore we may not have the full legal right to use, own or dispose the real estate.

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

In addition, we may be subject to other claims relating to our transactions with our suppliers, business partners and other third parties. There are uncertainties as to whether any of them would evolve into litigation or other formal proceedings. Any such disputes may not only be costly and time-consuming to solve, but may also harm our reputation, subject us to contractual liabilities or significant settlement amounts, or otherwise adversely affect our business, financial condition and results of operations.

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

We have been, and may become, subject to allegations brought by our competitors, customers, business partners, short sellers, investment research firms or other individuals or entities. Any such allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and user base and distract our management from our daily operations. For example, on January 3, 2021, our Board received a letter from certain employees containing allegations against our CEO, Dr. Jinyi Guo. The Board immediately formed an independent panel, led by one of the joint provisional liquidators appointed by the Cayman Court and joined by two independent non-executive directors, to conduct an investigation into the allegations and the circumstances of the letter. The independent panel, with the assistance of outside counsels and forensic accounting experts, conducted a comprehensive and independent investigation into the allegations contained in the letter. On February 17, 2021, we announced that the independent panel found no substantiating evidence with respect to the alleged misconduct in the letter, and had reported its findings to the Board. Allegations against us or our management may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract customers. In addition to the related cost, managing and defending such allegations can significantly divert management’s attention. All of these could have a material adverse impact on our business, results of operations and cash flows.

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

We adopted a share incentive plan in January 2019 (the “2019 Share Option Plan”) to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in our growth and performance. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2019 Share Option Plan is 79,015,500 Ordinary Shares. As of February 28, 2026, 66,695,568 options (excluding any granted options that were subsequently canceled or expired) have been granted and fully vested under the 2019 Share Option Plan, all of which had been exercised. We also adopted an equity incentive plan in January 2021 (the “2021 Equity Incentive Plan”) to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of February 28, 2026, restricted share units to receive ADSs representing 200,011,880 Class A Ordinary Shares (excluding any granted restricted share units that were subsequently canceled) have been granted with restricted share units to receive ADSs representing 129,864,920 Class A Ordinary Shares vested under the 2021 Equity Incentive Plan. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.” For the avoidance of doubt, the 2019 Share Option Plan (and any award offered thereunder) is not replaced or superseded by the 2021 Equity Incentive Plan and both plans continue to operate contemporaneously and independently.

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

We are a holding company with no operations of our own. We conduct substantially all of our operations in China through our subsidiaries in China and substantially all of our assets are located in China. As such, investors in our ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. In addition, all of our directors and executive officers except Mr. Joel A. Getz (namely Hui Li, Dr. Jinyi Guo, Wenbao Cao, Feng Liu, Sean Shao, Qianli Liu, Weihao (Michael) Chen, Jun Liu, Guiyi Chen and Jing An) reside within the PRC for a significant portion of the time. See “Item 6. Directors, Senior Management and Employees — 6.A Directors and Senior Management” for the names of our executive officers. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons residing inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands, the United States and many other countries and regions.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Act (2025 Revision) (the “Companies Act”) and other applicable legislation and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, purchasers of our ADS do not have the same standing as purchasers of our Ordinary Shares under Cayman Islands law. Shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As of February 28, 2026, Centurium Capital, our controlling shareholder, beneficially owns through its affiliates 7.6% of our total Class A Ordinary Shares, 100.0% of our total Class B Ordinary Shares and 100.0% of our total Senior Preferred Shares, representing 47.8% of the voting power of all of our Ordinary Shares and Senior Preferred Shares as a single class. See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” Centurium Capital’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law and our memorandum and articles of association, including authorization of a plan of merger, changes to our memorandum and articles of association and an increase of our authorized share capital.

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

As of the date of this annual report, all of our PRC subsidiaries have completed the required social insurance and housing fund registration; however, we have not made adequate contributions to social insurance and housing fund for some of our employees. We have recorded accruals for the estimated underpaid amounts of social insurance and housing fund in our financial statements for the fiscal year ended December 31, 2025. Going forward, we may be required by relevant government authorities to pay any other outstanding amount, and we may also be subject to late fees or fines. If we fail to make the outstanding employee benefit plans contributions within the prescribed time frame, we may be subject to a fine of up to three times the amount of the overdue payment. If we are otherwise subject to investigations related to noncompliance with labor laws and are imposed severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

Noncompliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operations.

We have been subject to the regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to the requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. If we are otherwise subject to investigations related to noncompliance with labor laws when we decide to terminate some of our employees or otherwise change our employment or labor practices and are imposed severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected. We engage independent third-party service providers to recruit some outsourced staff. A majority of our part-time storefront staff were such outsourced staff as of December 31, 2025. We believe that we are in compliance with labor-related laws and regulations of the PRC. However, the relevant governmental authorities may take a different view and impose punishment, such as fines, on us.

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

Due to this dual-class share structure, our shareholders have experienced changes to their voting powers when certain Class B Ordinary Shares are converted into Class A Ordinary Shares, and our shareholders may experience future changes in the voting powers resulting from the factors including new Class B share conversion or future share issuances, among others. As of February 28, 2026, Class B Ordinary Shares constituted 5.3% of our total issued and outstanding share capital and 35.7% of the aggregate voting power of our total issued and outstanding share capital. As of February 28, 2026, Centurium Capital and its affiliates hold 100.0% of our Class B Ordinary Shares.

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

For the period from January 1, 2020 to June 29, 2020 (suspension by the Nasdaq of the trading of our ADSs on the Nasdaq), the daily closing trading prices of our ADSs ranged from US$1.38 to US$50.02 per ADS. Since our ADSs have been quoted on the OTC market, the daily closing trading prices of our ADSs ranged from US$1.54 to US$43.03 per ADS up to the date of this annual report. The daily closing trading prices of our ADSs ranged from US$24.34 to US$43.03 per ADS in 2025. The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

Based on the composition of our income and assets and the estimated value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our 2025 taxable year. However, there can be no assurances that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets, which may be determined, in part, by reference to our market capitalization, which has been, and may continue to be, volatile). Therefore, fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or any future taxable year.

Moreover, it is not entirely clear how the contractual arrangements between us and our Former VIE are treated for purposes of the PFIC rules, which could affect our PFIC status for taxable years during which our VIE structure was in place. Furthermore, there are uncertainties as to how the PFIC rules apply with respect to our partnership model. In addition, our PFIC status for any taxable year may depend, in part, on the magnitude of, and how we operate, our global franchise model and, if we earn income from royalties under this model, the extent to which such royalties will be treated as active under the PFIC rules. For these reasons, our PFIC status for any taxable year is uncertain.

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

On January 21, 2022, we received a request from a Centurium Capital led buyer consortium that also includes IDG Capital and Ares SSG Capital Management (the “Buyer Consortium”) to consent to close Centurium Capital’s previously announced transaction to purchase an aggregate of 383,425,748 Class A Ordinary Shares (the “Sale Shares”) from certain sellers (the “Secondary Sale”). The sellers are Primus Investment Fund, L.P. (in official liquidation) (“Primus”), Haode Investment Inc. (in liquidation) (“Haode”) and Summer Fame Limited (in liquidation) (“Summer Fame”, and collectively with Primus and Haode, the “Sellers”). The Sellers were affiliates of and were formerly controlled by Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian, former management members of the Company, and their families (the “Former Management Members”). The Sellers were ordered to be wound up. The joint liquidators appointed in respect of the Sellers exercised their statutory powers to enter into definitive documents to give effect to the Secondary Sale. Proceeds of the Secondary Sale were to be distributed by the joint liquidators to the creditors and stakeholders of each of the Sellers in accordance with the joint liquidators’ statutory duties. Accordingly, we did not receive any of the proceeds from the Secondary Sale. By judgment dated January 17, 2022, the BVI Court sanctioned transactions that form part of the Secondary Sale, as required by the securities purchase agreement that gave effect to the Secondary Sale. After careful consideration, our Board and JPLs of the Company determined the Secondary Sale to be in the long-term best interest of the Company, and accordingly approved the transaction. On January 25, 2022, after receiving consent from the Company, the Buyer Consortium closed the Secondary Sale. Upon the closing of the Secondary Sale, the Former Management Members ceased to have any interest in the Sale Shares and Centurium Capital became our controlling shareholder, holding more than 50% of the voting interest of the Company.

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

Material Licenses and Permits

As advised by our PRC legal counsel, King & Wood, our PRC subsidiaries have obtained all material licenses and approvals required for our operations in China, except as disclosed in “Item 3. Key Information —3.D. Risk Factors—Risk Related to Our Business and Industry— Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.” For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry.”

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

Overview

We believe we are one of the largest coffee networks in China in terms of the number of stores as of December 31, 2025. We have pioneered a technology-driven new retail model to provide freshly brewed coffee and tea drinks and other products with high quality, high convenience and high affordability to our customers. We believe that our disruptive model has fulfilled the large unmet demand for coffee and driven its mass market consumption in China, while allowing us to achieve significant scale and growth since our inception.

Driven by technology, our new retail model is built upon our mobile apps and store network.

●	Mobile apps: Our mobile apps cover the entire customer purchase process, offering our customers a cashier-less environment. This enhances our customer experience, improves our operating efficiency, and allows us to stay connected with our customers and engage them anytime, anywhere.
●	Store network: We operate most stores on our own. We primarily operate two types of stores, namely pick-up stores and relax stores, for different purposes, and we strategically focus on pick-up stores, which accounted for 99.1% of our total self-operated stores as of December 31, 2025. Our pick-up stores have limited seating and are typically located in areas with high demand for coffee, such as office buildings, commercial areas, residential neighborhoods and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. Additionally, we cooperate with our selective partners to open partnership stores they operate. In China, we launched our retail partnership model in 2019, which complements our existing store network expansion strategy and enables us to penetrate new markets, especially lower tier cities more efficiently and with limited capital requirements. For overseas expansion, we launched our exclusive franchise model in 2025 by granting exclusive franchise rights to a local partner in Malaysia to develop and operate Luckin Coffee stores, which allows us to leverage the local partner’s market knowledge and operational capabilities to support efficient market entry and expansion.

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

We offer premium freshly brewed coffee and tea drinks and other high-quality products to our customers. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. We have won numerous awards, including the Gold Medal in the IIAC International Coffee Tasting competition in eight consecutive years, from 2018 to 2025. In 2021, we launched our signature Coconut Milk Latte, with new variations introduced each year to enlarge this product series. By the end of 2025, Coconut Milk Latte had surpassed 1.9 billion cups in cumulative sales since its launch, further reinforcing its position as one of our flagship products. Our Orange Americano also continued to gain strong market traction, reaching a cumulative sales milestone of over 400 million cups by December 31, 2025. In addition, our Little Butter series has earned strong customer recognition, with cumulative sales exceeding 280 million cups by December 31, 2025. Guided by our brand concept “From the Origin to You,” we continued to strengthen our global supply chain by sourcing premium ingredients directly from origin regions around the world. This initiative supports our ongoing product innovation and quality upgrades, allowing us to better meet customers’ evolving preferences for taste, health, and quality while enhancing the emotional connection between our products and customers. Our brand innovation and product development efforts have also received continued industry recognition. At the 2025 National Consumption Conference hosted by People’s Daily Online, Luckin Coffee was recognized as an innovation case for three consecutive years and received the “Leading Brand in Healthy Consumption” award, highlighting our contributions to product innovation and the promotion of healthier consumption trends in the industry. To diversify our product offerings and provide different experiences for our customers, we also partner with reputable suppliers for other products such as the pre-packaged food items.

We have also been able to cultivate a large and loyal customer base and achieve strong growth. We expanded from a single trial store in Beijing to a global network of 31,048 stores as of December 31, 2025, consisting of 30,888 stores in China (including Hong Kong), 81 stores in Singapore, nine stores in the United States and 70 stores in Malaysia. As of December 31, 2025, we had 451 million cumulative transacting customers. In addition, we achieved a GMV of RMB56.6 billion in 2025.

China’s coffee market is highly underpenetrated. Inconsistent quality, high prices and inconvenience have hampered the growth of the freshly brewed coffee market in China. We believe that our model has successfully driven mass market coffee consumption in China by addressing these pain points.

Our Strengths

We believe that the following strengths contribute to our success:

●	Leading and fast-growing player with extensive coffee network in China;
●	Pioneer of disruptive new retail model anchored upon strong technology capabilities;
●	Robust product development capabilities;
●	Superior value propositions: high quality, high convenience and high affordability;
●	Strong supply chain with high resilience and premium quality; and
●	Premium brand recognition.

Our Strategies

We intend to achieve our mission and further grow our business by pursuing the following strategies:

●	Serve more people and further enhance customer retention and frequency;
●	Expand our sales network through a well-balanced mix of self-operated and partnership stores;
●	Continuously launch new product offerings with a focus on coffee-related SKUs;
●	Further enhance our technological capabilities;
●	Expand and optimize the management of our supply chain;
●	Prudently explore expansion into overseas markets; and
●	Improve operational efficiency by leveraging technological innovations, increased scale and enhanced organizational agility.

Our Store Network

We believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2025. Most of our stores are self-operated and located in the economically vibrant regions in China. We primarily operate two types of stores, namely pick-up stores and relax stores, for different purposes. We strategically focus on pick-up stores, which are typically located in areas with high demand for coffee, such as office buildings, commercial areas, residential neighborhoods and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. We have been continuing to optimize our store portfolio. Following a detailed review of store performance, we strategically closed underperforming stores while opening new stores based on strict store opening criteria in strategic locations.

Self-Operated Store Model

We opened our first trial store in October 2017 and have rapidly expanded our self-operated store network. As of December 31, 2025, we had 20,144 self-operated stores in China (including 38 stores in Hong Kong), 81 stores in Singapore and nine stores in the United States, of which 20,056 are pick-up stores and 178 are relax stores. The table below sets forth a breakdown of our self-operated stores by store formats as of the dates indicated. As of December 31, 2025, our self-operated store network covered more than 90 cities, the majority of which are tier I and tier II cities in China. We also have opened self-operated stores in Singapore and the United States.

We leverage delivery services to achieve greater geographic coverage and serve more customers, especially when we expand into new areas and cities. For our self-operated stores, the delivery orders as a percentage of total orders were 19.0%, 17.1% and 34.7% in 2023, 2024 and 2025, respectively.

	March 31,		June 30,		September 30,		December 31,		March 31,		June 30,		September 30,		December 31,
	2024		2024		2024		2024		2025		2025		2025		2025
		% of		% of		% of		% of		% of		% of		% of		% of
	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total	# of	total
	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores	stores
Pick-up stores	12,036	98.7	12,889	98.7	13,774	98.8	14,430	98.9	15,433	98.9	16,802	99.0	18,713	99.1	20,056	99.1
Relax stores	163	1.3	167	1.3	162	1.2	161	1.1	165	1.1	166	1.0	169	0.9	178	0.9
Total	12,199	100.0	13,056	100.0	13,936	100.0	14,591	100.0	15,598	100.0	16,968	100.0	18,882	100.0	20,234	100.0

Store Formats

As of December 31, 2025, 99.1% of our stores were pick-up stores, which are small-sized locations, typically 20 to 60 square meters, with limited seating, allowing customers to pick up orders or opt for delivery. Strategically situated in high coffee-demand areas such as office buildings, commercial areas, residential neighborhoods and university campuses, these stores enable us to expand rapidly with lower rental and decoration costs; and we also operate relax stores for branding purposes, which accounted for 0.9% of our stores as of December 31, 2025.

Store Network Expansion and Development

Our store network expansion strategy focuses on economically vibrant regions in China, targeting areas with high demand for coffee, such as office buildings, commercial areas, residential neighborhoods and university campuses. When entering a new city, we strategically establish pick-up stores to accumulate operational experience, which helps us identify customer demand and guide our network expansion plans. Site selection is centrally managed by our headquarters, which formulates the national expansion strategy and identifies potential locations, leveraging advanced technology, close cooperation with city branches, and operational expertise to develop an effective site selection methodology.

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

Our in-house renovation team manages store renovation, ensuring a consistent brand image and quality across all locations. We adopt standardized designs for pick-up stores, allowing for efficient renovations and recycling of materials. In 2023, 2024, and 2025, the average renovation and decoration costs per self-operated store were approximately RMB206,000, RMB200,000, and RMB192,000, respectively. Each store is equipped with essential equipment, including coffee machines, ice machines, and freezers, with procurement costs for coffee machines averaging RMB112,000, RMB108,000, and RMB86,000 in 2023, 2024, and 2025, respectively. For more details on procurement, see “—Supply Chain.”

Partnership Model

Since September 2019, we started to cooperate with selective partners to operate our partnership stores. As of December 31, 2023, 2024, and 2025, we had 5,620, 7,749, and 10,814 partnership stores, respectively. By the end of 2025, our store network had covered more than 300 cities in mainland China and one overseas market in Malaysia.

Retail Partnership Model

In 2019, we launched our retail partnership model in China, where we leverage our partners’ resources to efficiently expand our footprint and penetrate lower-tier cities. This partnership model has proved highly complementary to our self-operated store strategy. The partnership stores enable us to penetrate new markets and generate revenue without significant investment in assets. Additionally, we are able to leverage our local partners to enhance our customer insight to further improve our product design and service capabilities.

Under our retail partnership model, we provide our partners with our storefront design and other marketing materials to ensure a consistent brand image. We also provide our partners with our logistics network, as well as raw materials and equipment. Most importantly, we provide training to our partners, and the products sold at our partnership stores are subject to our strict product quality control. To ensure our partnership stores comply with our standards, we conduct regular store operation reviews. We do not charge a franchise fee and will begin to share in the profits of our partners only when the partnership stores reach a certain profitability threshold. Such arrangement provides incentives for these partners to work with us.

Exclusive Franchise Model

In 2025, we expanded into Malaysia via granting exclusive franchise rights to a local partner to develop and operate Luckin Coffee stores in the local market, with 70 stores opened in Malaysia as of December 31, 2025. This milestone marks an important step in our international expansion and enhances our ability to deliver high-quality coffee experiences with a strong value proposition to consumers worldwide.

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

We offer an array of product selections, including coffee, tea drinks, snacks, light meals and other products, and design our mobile apps to optimize customer experiences. For example, once a customer adds his or her preference settings for a drink to favorites, our mobile apps will display their preference settings for the same drink the next time he or she places an order.

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

Our Product Offerings

We offer a wide variety of high-quality beverage items, primarily freshly brewed drinks, alongside food offerings. We offer both hot and iced freshly brewed coffee, including Americano, Latte, specialty coffee products such as the Fruity Americano series, and innovative tea products like the Light Milk Tea series, reflecting our commitment to meeting evolving market demand and customer preferences. Our coffee recipes are tailored to Chinese customers’ palette based on results of extensive study and research.

Our success is powered by our robust product development capabilities. We have a product development center, staffed with around 120 dedicated employees as of December 31, 2025 and expanding, committed to developing expertly-crafted and great-tasting beverages with premium product quality. In 2025, we launched over 90 new SKUs of freshly brewed drinks. In the second half of 2025, we introduced dark roast bean options across 25 beverages, further catering to customers’ growing demand for professional quality and personalized coffee experiences. With our blockbuster products, such as Coconut Milk Latte, and leading frequency of product releases, we believe our product development capabilities stand at the frontline of the coffee industry in China.

We have been constantly rolling out new products that became popular among customers and well recognized by KOLs. Our major selective product releases include:

●	Coconut Milk series. Launched in April 2021, our Coconut Milk series spread quickly and widely on social media and achieved record-breaking sales. By the end of 2025, Coconut Milk Latte had surpassed 1.9 billion cups in cumulative sales since its launch. The series were listed on 2021 Living Trend of China by New Weekly, and Coconut Milk Latte was selected as the Phenomenal Product in the 2021 Boom Grand and the Next 30 in Global Tech: Innovative Consumer Products in the World Innovators Meet 2021.
●	Fruity Americano series. The Fruity Americano series has become a market favorite after the launch of Orange Americano in 2023. Gaining widespread popularity among customers, it has steadily shaped market trends. In 2024, we expanded the lineup with eight new variants, emphasizing zero fat, real fruit juice, and a light and invigorating experience. In 2025, we further refined the formulations of the Fruity Americano series, focusing on cleaner ingredients and a healthier, lighter profile to better align with evolving consumer preferences for health-conscious beverages. As of December 31, 2025, our Orange Americano had surpassed 400 million cups in cumulative sales. In 2024, Orange Americano was honored with the “Annual High-Quality Consumer Product” award by Southern Weekly.
●	SOE coffee series. Our SOE coffee series represents our premium products, recognized by coffee professionals for exceptional quality. Our SOE coffee products are made from carefully selected, single-source beans that capture the unique flavors and characteristics of their regions of origin. Each brew is crafted to highlight the distinct essence of its source. Several of our SOE offerings have earned prestigious awards at the IIAC International Coffee Tasting competition. For example, our classic Yirgacheffe series, made with single-origin beans from Ethiopia, won the Platinum Medal at the IIAC International Coffee Tasting competition, further solidifying the excellence and acclaim of our SOE coffee range.
●	Chinese tea coffee series. Inspired by the idea of the China’s top ten tea leaves, our Chinese tea-flavored coffee series combined the flavor of famous tea such as Jasmine and Qiantang Longjing tea with our award-winning premium coffee beans through the Ristretto Essence Concentration Process, bringing customers with a novel tasting experience.

Going forward, we aspire to drive the trend in coffee consumption in China and endeavor to continuously offer innovative beverage and food products that have strong demand and high quality, with a focus on freshly brewed coffee drinks.

We also explore supplemental product offerings in addition to coffee. For example, as we have continuously enlarged our store network to cover more consumption scenarios, and as tea drinks have become increasingly popular, particularly among young people in China, we have expanded our offerings to include a variety of non-coffee beverages to cater to the growing demand for healthy and light options. Our Light Milk Tea series, Fruity Iced Tea series, Fruits and Veggies Tea series, and other non-coffee products have been introduced to better meet the diverse tastes and full-day consumption needs of our customers. These products are designed with health-conscious consumers in mind, offering low-calorie, refreshing options that cater to current taste trends while maintaining a light, enjoyable experience.

On the non-coffee side, we launched our Light Milk Tea series in August 2024, with cumulative sales surpassing 300 million cups in its first year on the market. In 2025, we further enhanced our Light Milk Tea line with the introduction of Freshly Gentle Jasmine Milk Tea and Freshly Light Longjing Milk Tea, featuring freshly brewed tea, natural milk fat, and low-calorie formulations to deliver a healthier and more flavorful tea experience. In May 2025, we launched Kale Fruits and Veggies Tea, offering customers a refreshing, health-focused alternative, which achieved over 11 million cups sold within two weeks of launch. Leveraging our fresh coconut sourcing advantage, we also introduced Mango Pomelo Sago, which sold over 12 million cups during the National Day holiday in 2025, further demonstrating our wide customer appeal and strong market presence. These new additions highlight our ongoing commitment to providing innovative, health-focused drinks that align with consumer preferences for healthier, low-burden options throughout the day. We also work with reputable suppliers to offer pre-packaged food items, such as pastries, sandwiches and snacks.

Beyond freshly brewed beverages in our stores, we are committed to meeting consumers’ coffee needs across various scenarios. In 2024, we officially launched our Luckin Coffee Instant brand to better consolidate and showcase our offerings of pre-packaged coffee products and accessories across multiple retail and distribution channels. Through this brand, we provide consumers with a diverse range of coffee products—such as specialty instant coffee, coffee concentrate, coffee beans, drip coffee bags, and coffee capsules—designed to meet consumption needs across home, office, outdoor, and gifting scenarios. We also offer an array of complementary coffee accessories, including thermal tumblers, mugs, and pour-over kettles, providing a comprehensive coffee experience that extends beyond the cup. By providing multi-tiered product selections at different price points, we enable consumers to enjoy high-quality Luckin Coffee products anytime, anywhere, without the constraints of time or location. Collaborating with top-tier celebrities and leading IPs, we introduced customized products that cater to both practical and emotional consumer needs, reinforcing our brand influence across diverse consumption scenarios. Through these initiatives, we continue to strengthen our brand presence, enhance customer engagement, and drive loyalty across multiple consumption touchpoints.

We are committed to maintaining and improving product quality. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We also source our premium SOE coffee beans in Ethiopia, Columbia and China (Yunnan), with Yirgacheffe beans being the focus of our 2025 offerings. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. We have won numerous awards, including winning the Gold Medal in the IIAC International Coffee Tasting competition for eight consecutive years, from 2018 to 2025. We also partner with reputable suppliers for our other products such as light meals. See “—Supply Chain.”

Branding, Marketing and Sales

Since inception, we have successfully built a premium brand of distinguished value propositions—high quality, high convenience and high affordability. We believe we are one of the leading coffee brands in China, with strong brand equity and a brand image of professionalism, youth, fashion and wellness, captured by our slogan “Livin’ Young, Luckin On.” In 2023, we introduced our brand proposition “Luck in Hand.” We believe that luck does not come by chance, but rather by hard work. We have been recognized as the most recommended coffee chain in China by YiMagazine for five consecutive years from 2021 to 2025 and received their TopBrands award in 2023, 2024 and 2025, an award that is voted on directly by consumers. Our brand ambassadors include several world-renowned baristas and celebrities welcomed especially by younger generations in China. Our superior brand and distinguished value propositions allow us to expand our business through word of mouth.

Starting from April 2020, we have implemented two cost-effective initiatives to refine our customer operations, grow our customer base and increase our wallet share, which we believe are critical to our success. First, we leverage our operating experiences and technology capabilities to deepen our understanding of the coffee market in China and to learn and discover patterns of customer behavior, so that we are able to improve our customer experience and in turn to increase customer engagement and sales of our products. Secondly, we endeavor to build private domain traffic in our Luckin mobile app, Weixin mini program and Weixin ecosystem, cultivating a comprehensive private domain ecosystem that enables us to acquire and retain our customers with continuous consumption. As a result of our marketing efforts and keen understanding of consumers, we successfully developed various blockbuster products that spread quickly and widely on social media and sold quickly, such as our Coconut Milk Latte, Orange Americano, Little Butter Latte and the Light Milk Tea series, which we leveraged to expand our customer base and to enhance brand recognition. See “— Our Product Offerings.”

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

Delivery Services

As a supplement to our pick-up model, we fulfill customer orders with timely delivery, enabling customers to enjoy our coffee, tea drinks and other products beyond our store locations. Our delivery fee schedule is competitively priced, and we offer our customers a discount on the delivery fee if the total order value (based on item list price) exceeds a certain threshold. We have outsourced delivery services to various selected delivery companies. Through our own delivery system and the integration with delivery companies’ system, we are able to improve order-rider matching based on our store locations, customer locations and real-time locations of delivery riders, and monitor and track the delivery process. In 2025, approximately 99.94% of our orders were delivered on time.

Customer Services

Leveraging our new retail model and strong technology capabilities, we stay connected with our customers and engage them virtually anytime, anywhere. We also offer our customers a cashier-less environment, limit their queuing time, and enable them to purchase coffee, tea drinks and other product items at their fingertips. See “—Our Mobile Apps” and “—Our Store Network.”

Our mobile apps enable us to track each order placed with us. We evaluate and track our customers’ feedback 24/7 through our mobile apps, Weixin Official Account and other social media channels. Our customers can ask questions, provide reviews and file complaints through our mobile apps or call our service representatives. We leverage self-service tools and AI-powered automated customer service chatbots to answer frequently asked questions from our customers efficiently, and also engage a dedicated customer service team to address more complicated issues.

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

To help ensure the stable supply of our major raw materials, we have identified a number of reliable suppliers and established strong relationships with them. Moreover, we continue to deepen the penetration into the upstream of our supply chain through the meticulous design of the recipes and the stringent control over the entire production process, aiming to guarantee our product quality and improve our production efficiency. For example, as of December 31, 2025, our fully automatic intelligent coffee roasting facilities in Kunshan, Jiangsu and Pingnan, Fujian have commenced full-scale production. Our roasting facility in Qingdao, Shandong commenced trial operations in early 2026, while our Xiamen, Fujian facility is under construction. These facilities collectively support the continuous expansion and strengthening of our supply chain in terms of scale and efficiency. In addition, we operate a green coffee bean processing facility in Baoshan, Yunnan. Based on our relationships with reliable suppliers and our increasing involvement in the supply chain, we believe the risk of systematic shortage of our major raw materials is generally low. However, we may experience temporary supply shortages or transportation delays due to unexpected circumstances, such as changes in customer demand and behaviors. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any disruption to our supply chain and delivery services would negatively impact our business.”

Coffee Beans

We source premium green coffee beans from renowned cultivation origins such as Brazil, Ethiopia, China (Yunnan), Vietnam and Papua New Guinea. In addition, we only cooperate with reputable green coffee beans suppliers to ensure the high quality of our coffee products. As of the date of this annual report, our roasted coffee beans are supplied by our own coffee roasting plants as well as third-party factories. To solidify our control over the process of sourcing and roasting coffee beans, we are dedicated to constructing and operating our own coffee roasting plants, as discussed above.

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

We set detailed specifications for the tea leaves procured by our suppliers, including weight and packaging requirements, places of origin, shape, fragrance and color of tea leaves. Raw tea materials are subject to inspection and testing prior to leaving the suppliers’ facilities. Upon arrival, our warehouses conduct acceptance inspections in accordance with our internal standards, and any materials that fail to meet the acceptance criteria are rejected.

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

We inspect the specifications and qualities of our packaging materials and other consumables supplies against our standards set out in the respective supply agreements.

Warehouse and Fulfillment

We have established separate warehousing arrangements for our roasting facilities and store operations. For our roasting facilities, we maintain a dedicated warehousing system comprising four self-owned warehouses, supplemented by several external warehouses, to support our production and processing activities. For our store operations, we operate a separate warehousing and logistics network. As of December 31, 2025, we leased 34 warehouses across China and five warehouses overseas from third-party logistics providers to support inventory storage and distribution to our stores. We also cooperate with third-party warehouse and fulfilment service providers for inventory storage, inter-warehouse transfers, and distribution from warehouses to our stores. Our warehouse and fulfilment service providers are responsible for the management of our inventory stored at their warehouses, in collaboration with our employees we assign to these warehouses.

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

Stores. We have established an efficient reporting structure and mechanism for monitoring the daily operations of our stores. We are determined to maintain high-level and consistent service quality across all of our stores. We have a detailed employee code of conduct, including specific requirements on the usage and storage of raw materials and other food and beverage items, equipment handling, store environment and delivery service management. We regularly evaluate the performance of our store managers and employees, with the results closely aligned with performance-based compensation and career advancement opportunities, thereby incentivizing strong performance and supporting their professional growth. For partnership stores, we adopt a comprehensive selection mechanism based on a set of stringent criteria, and provide extensive training to empower our partners. We also maintain ongoing supervision of our partners to uphold consistent operational standards, fostering a relationship built on mutual trust and long-term collaboration, while reserving the right to terminate cooperation in cases of non-compliance.

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

Intellectual Property

We develop and protect our intellectual property portfolio by registering our trademarks, copyrights and domain names. As of February 28, 2026, we had 2,111 registered trademarks with the Trademark Office of the PRC National Intellectual Property Administration, 58 registered copyrights of software and 66 registered copyrights of works with the PRC National Copyright Administration, 37 domain names in PRC, and 108 issued patents in PRC. As of February 28, 2026, we also had 645 registered trademarks in jurisdictions other than PRC.

In addition, we have entered into standard employee confidentiality agreements with our technology development employees, which provide that the employees own confidentiality obligations in relation to our trade and technology secrets and we own intellectual property rights of works developed within the scope of employment of the employees.

User Privacy and Data Security

Various laws and regulations, such as the Civil Code of the PRC, the Cybersecurity Law of the PRC, which took effect on January 1, 2026, the Data Security Law of the PRC, which took effect on September 1, 2021, the Personal Information Protection Law of the PRC, which took effect on November 1, 2021, the Administrative Provisions on the Account Information of Internet Users, which took effect on August 1, 2022, the Security Assessment Measures, which took effect on September 1, 2022, and the Measures on Network Data Security Management which took effect on January 1, 2025, govern the collection, use, retention, sharing and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase.

We have adopted policies, procedures and guidelines and update these policies, procedures and guidelines from time to time, in order to comply with these laws and regulations and protect the personal privacy of our customers and the security of their data. We also conduct regular information security training for our employees to further elevate their awareness. In addition, we have a dedicated cybersecurity team, which is responsible for formulating and implementing systems related to user privacy and data security, as well as monitoring system vulnerabilities and detecting coding errors. To keep abreast with recent regulatory developments, we have engaged external cybersecurity experts to advise on and evaluate the security performance of our information system and maintained active communication with regulatory authorities. Our self-developed Luckin mobile application has been evaluated by the China Cybersecurity Review, Certification and Market Regulation Big Data Center (“CCRC”), obtaining both the CCRC Mobile Internet Application (App) Security Certification and the CCRC Data Security Management Certification. In 2023, we were accredited with ISO/IEC 27701:2019 Privacy Information Management System certification and ISO/IEC 38505-1:2017 Data Governance System certification. In 2025, we obtained ISO/IEC 27001:2022 Information Security Management System certification from SGS, as well as the APP Security Certification and APP Privacy Security Certification issued by the National Computer Virus Emergency Response Center (“VERC”).

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

2025 ESG Highlights

In 2025, we continued to follow our sustainability approach of being “rooted in business and supporting business”, further deepening ESG management and stakeholder communication. Centered on key ESG priorities—including building a green value chain, empowering collaborative development at origins, and fostering a warm, inclusive, and harmonious society—we continued to develop a series of exemplary and benchmark sustainability initiatives. Through these efforts, we are committed to translating sustainability concepts into concrete business practices, and effectively transforming practical outcomes into compelling brand narratives, thereby shaping a responsible and people-centric sustainable brand image.

Deepening ESG Management and Communication

During the year, we further strengthened both internal ESG governance and external ESG communication. Internally, we enhanced management’s awareness and understanding of ESG issues and continued to monitor our carbon emissions performance, laying a solid foundation for long-term sustainable development. Externally, we actively showcased our ESG best practices and communicated our sustainability value proposition to stakeholders. Our achievements in sustainability earned us several prestigious awards in 2025, including the 2025 ESG Low-Carbon Practice Award, Responsible Practice Outstanding Case, 2025 GoldenKey-SDG Solutions awards, Environmental Contribution Award, Green and Sustainable Development Pioneer Award, Aon Best ESG Employer in China.

Building a Green Value Chain

Developing a Digitalized and Green Production System. In 2025, the Baoshan Green Coffee Bean Processing Plant received the Eco-friendly Factory (Demonstration) certification and Rainforest Alliance certification. The Luckin Coffee (Jiangsu) Roasting Plant achieved LEED BD+C Platinum certification. These facilities form the foundation of our dual-engine model of “digitalization +greening,” supporting an efficient, low-carbon, and sustainable production system.

Establishing a Model for Sustainable Green Stores. The Beijing Zhongguancun Flagship Store was officially awarded LEED ID+C v4 Platinum certification, making Luckin Coffee the first Chinese coffee brand to achieve this distinction. We have also developed a standardized and replicable LEED Gold green store model.

Protect Ecosystems in Origin Areas. In Baoshan, we have collaborated with multiple stakeholders to implement habitat restoration and ecological interventions, reducing environmental impacts and effectively safeguarding the habitats of the Blue-tailed Bee-eater (Merops philippinus), a nationally protected species (Class II), as well as the integrity and health of surrounding ecosystems. This achievement demonstrates a win-win outcome between commercial value creation and biodiversity conservation.

Engaging in Environmental Initiative. As one of the annual promotional partners of Earth Hour, we participated in the initiative for the first time in 2025. Beyond the symbolic lights-off moment, the initiative provided a platform to communicate our sustainability commitments to the broader public, promote green lifestyles, and deepen emotional engagement and resonance with consumers.

Empowering Coordinated Development in Origin Areas

Cross-sector Dialogue in Coffee Origin. In 2025, we advanced our efforts to empower Yunnan’s coffee origins through the “Coffee Talk” series of events. In collaboration with authoritative institutions including the WWF, the Chinese Academy of Agricultural Sciences and nature conservation authorities, we demonstrated through cross-sector dialogues and on-site visits the decisive impact of a healthy ecosystem on coffee quality. Based on the “One Health” concept, all parties will work together to build a healthy and mutually beneficial industrial ecosystem.

Supporting Yunnan Coffee Competitions. In 2025, we served as a strategic partner for the Yunnan CoE Pilot Program and supported the first Pu’er Barista Competition, driving industrial quality improvement and upgrading and helping Yunnan coffee enter an international authoritative evaluation system for the first time.

Government–Enterprise Collaboration to Support Orange Origin. In 2025, we signed an agricultural support cooperation agreement with the People’s Government of Zigui County, Hubei Province. In the future, through cooperation methods such as guaranteed minimum price procurement and whole-orchard purchasing, we will procure Zigui navel oranges that meet our standards, carry out agricultural assistance activities, and support the high-quality development of the Zigui navel orange industry.

Empowering by Scientific Research: Exploring the Health Value of Coffee

Advancing Industry-Education Integration to Build a Proprietary Scientific Research System. We have jointly built an industry-education integration platform with Peking University Health Science Center, establishing the PKU Health Science Center • Luckin Coffee Health Innovation Base and a research practice center in Baoshan, Yunnan. This creates a full-chain closed-loop research system that connects the laboratory to production. Relying on the exclusive Coffee Health Database, the innovation base has systematically conducted dozens of specialized research projects, completed 26 literature reviews of top international medical journals, and published 9 papers in national core journals, laying a solid academic foundation for the development of industry standards.

Promoting Standard Development and Popularizing Health Awareness. We have released the Coffee and Health research report series for two consecutive years and developed the PKU Xiaoka science communication IP. Through diverse channels, we transform academic research into accessible content, promote the translation of scientific achievements, and accelerate the spread of coffee health awareness from academic circles to the general consumer market.

Building a Warm, Inclusive, and Harmonious Society

Fostering a Warm and Equitable Inclusive Employment Environment. As one of the first companies to respond to the Moss Flower Convention, we are committed to providing equal employment opportunities for people with disabilities. Since launching our first specialized recruitment pilot in Chengdu in early 2025, we have developed a standardized and replicable inclusive employment model and promoted it nationwide to systematically support the integration of people with disabilities into the workforce. In addition, through initiatives such as hosting sign language coffee salons and opening our first accessible-design store, we are continuously building an inclusive working and consumption environment.

Safeguarding the Path to Healthy Growth. In 2025, we focused on children’s health by funding surgical rehabilitation for over 100 children from remote areas through the “Angel Journey” program, which provides screening, treatment, and related assistance for children with congenital heart disease, and donating eight “Red Cross School Clinics” in Yunnan and Xinjiang to improve campus healthcare conditions. With solid and steady philanthropic efforts, we continue to fulfill our corporate social responsibility and warm commitment.

Donating RMB10 Million to Support Hong Kong Fire Rescue. In November, a major fire broke out at Hongfu Court in Tai Po, Hong Kong, resulting in significant casualties and property losses. In response to this sudden disaster, we acted swiftly and made an urgent donation of RMB10 million to support immediate rescue operations, humanitarian assistance, and post-disaster reconstruction for affected communities.

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

Insurance

In addition to providing social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits for all of our full-time employees, we further provide supplemental health insurance plans for our full-time employees to guarantee their well-being. Consistent with customary industry practice in China, we may not have adequate business interruption insurance to cover our operations and potential product liabilities. We have obtained insurance to cover certain potential risks and liabilities, such as public liability insurance, property all risks, engineering all risks and safety manufacturing insurance. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

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

Harney Westwood & Riegels, our counsel as to Cayman Islands law, and King & Wood, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would: recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by our Cayman Islands legal counsel, Harney Westwood & Riegels, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands, will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

We have been advised by King & Wood, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. King & Wood has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or our Ordinary Shares.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Food Safety and Licensing Requirement for Customer Food Services

Food Safety Law

In accordance with the Food Safety Law of the PRC, or the Food Safety Law, as effective on June 1, 2009 and most recently amended on September 12, 2025, the State Counsel implements a licensing system for the food production and trading. A person who engages in food production, food selling or catering services shall obtain the license in accordance with the Food Safety Law.

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

Pursuant to the Administrative Measures on the Filing of the Commercial Franchise, which took effect on February 1, 2012 and was amended on December 29, 2023, and the Franchising Regulations, within 15 days after executing the first franchise agreement, the franchisors shall file with the MOFCOM or its local counterparts for record, and if there occurs any change to the franchisee network and franchisee stores throughout China, the franchisor shall file such change to MOFCOM for the record within 30 days after the occurrence of the change. Furthermore, within the first quarter of each year, the franchisors shall report the execution, renewal, termination and revocation of the franchise agreements that occurred in the last year to MOFCOM or its local counterparts. Any failure to comply with the aforementioned requirement may result in being ordered to stop the illegal business operations by the competent department, confiscation of the illegal proceeds and fines ranging from RMB100,000 to RMB500,000.

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

Regulation on Information Security

The Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which was amended on October 28, 2025 and became effective on January 1, 2026, to protect cyberspace security and order. Pursuant to the Cybersecurity Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cybersecurity, or engage in activities by making use of the network that endanger the national security, honor and interests; incite subversion of state power; overthrow the socialist system; incite secession, undermining national unity, terrorism and extremism promotion, ethnic hatred and discrimination; spread violence and disseminate pornographic information, fabricating and spreading false information that disturbs economic and social order; or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cybersecurity Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

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

Pursuant to the Online Trading Supervision and Management Measures promulgated by the SAMR, which was amended on March 18, 2025, and became effective on May 1, 2025, provisions are made on the information collection and transactions involved in online transactions, including that online trading operators shall follow the principles of legality, propriety and necessity when collecting and using consumers’ personal information, specifically notify consumers about the purpose, method and scope of the collection and use of the information and obtain the consumers’ consent. Online trading operators who collect and use consumers’ personal information should announce their policies on collection and use and should not collect and use the information in breach of laws and regulations and the agreement between the parties. Online trading operators shall fully, truly, accurately and timely disclose commodity or service information to protect consumers’ right to know and choose.

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

Regulations on Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013, SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents, which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and the use, receipt and payment of funds, and the settlement and sales of foreign exchange. Pursuant to the Measures for the Administration of Customer Due Diligence, Customer Identity Information and Transaction Record Keeping by Financial Institutions implemented in January 2026, verification of the remitter’s identity is required for cross-border remittances of RMB5,000 or the equivalent of US$1,000 in foreign currency or above in a single transaction. The annual individual foreign exchange purchase quota of US$50,000 under the convenient foreign exchange program remains unchanged; however, such funds may not be used for capital account purposes, including overseas investment and overseas property purchases.

Pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register via banks on the Digital Foreign Exchange Administration Platform of the State Administration of Foreign Exchange before he or she contributes assets or equity interests in an overseas special purpose vehicle, or Overseas SPV, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, the term of operation, or any increase or reduction of the Overseas SPV’s registered capital, a share transfer or swap, and a merger or division. Pursuant to the SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

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

Our PRC legal counsel, King & Wood, has advised us that, should we seek to (i) offer or list subsequent securities on U.S. stock exchanges, (ii) offer or list securities on other overseas stock exchange, or (iii) purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, we are required to file with the CSRC. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the Overseas Listing Trial Measures will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the Overseas Listing Trial Measures.

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

Value-Added Tax

Pursuant to the Value-Added Tax Law of the PRC, or the Value-Added Law, promulgated on December 25, 2024 and became effective on January 1, 2026, all entities or individuals in the PRC engaging in the sale of goods, the provision of services, and the sale of real properties or intangible assets are required to pay value-added tax. The VAT rate will be 13%, 9% or 6% according to the type of goods or service provided, and the VAT rate will be null for (i) export of goods, except as otherwise provided by the State Council, and (ii) the sale of services or intangible assets within the scope as prescribed by the State Council.

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

Historically, we, through the Beijing WFOE, entered into a series of contractual arrangements with the Former VIE as well as its shareholders so that we can hold certain foreign restricted licenses and permits, such as the ICP license, through the Former VIE. In March 2024, we terminated these contractual arrangements because (i) the foreign restricted licenses and permits held through the Former VIE are not necessary for our business operations as currently conducted, and (ii) we believe the termination of these arrangements help to optimize our corporate governance structure. Due to the termination, the financial results of the Former VIE will no longer be consolidated into our consolidated financial statements for accounting purpose since the date of termination. Though the Former VIE has not been an entity in which we own any equity interests or through which we operate business, its financial results had been consolidated into our consolidated financial statements for the year ended or as of December 31, 2023, and the period from January 1, 2024 to March 15, 2024, or the Termination Date, for accounting purposes.

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

The terms contained in these contractual arrangements enabled the Company to (i) direct the activities of the Former VIE that most significantly impact its economic performance, (ii) receive substantially all of the economic benefits of the Former VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the Former VIE when and to the extent permitted by the PRC law. As a result, the Company was considered the primary beneficiary of the Former VIE for accounting purposes and is able to consolidate the financial results of the Former VIE in its consolidated financial statements in accordance with U.S. GAAP for the year ended or as of December 31, 2023, and for the period from January 1, 2024 to or as of March 15, 2024.

Former Contractual Arrangements with the Former VIE and Its Nominee Shareholders

We established the Former VIE to hold certain foreign restricted licenses and permits which we might need in the future, such as the ICP license. The Former VIE also used to hold some of our intellectual properties which have been transferred to our PRC subsidiaries. Historically, the financial contribution of such Former VIE was not material to the Group. In 2023 and 2024, the Former VIE did not contribute any external revenues to our total revenues.

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

As a result of these contractual arrangements, we were the primary beneficiary of the Former VIE for accounting purposes and, therefore, have consolidated the financial results of the Former VIE in our consolidated financial statements in accordance with U.S. GAAP for the years ended or as of December 31, 2023 and 2024 for accounting purposes. However, our former contractual arrangements with the Former VIE may be less effective than having ownership in providing operational control and we may incur substantial costs to enforce the terms of the arrangements, and may not be successful.

In the opinion of our PRC legal counsel, King & Wood:

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

We own 4 parcels of site area used for roasting facilities, i) approximately 45,000 square meters in Pingnan, Fujian, China; ii) approximately 53,000 square meters in Kunshan, Jiangsu, China; iii) approximately 67,000 square meters in Qingdao, Shandong, China; iv) approximately 65,000 square meters in Xiamen, Fujian, China. We also own a parcel of site area of approximately 21,000 square meters in Baoshan, Yunnan, China, where we have established a green coffee beans processing facility. The land use rights for the five parcels of site area have been granted with expiry date on June 20, 2069, November 24, 2072, March 13, 2074, September 10, 2074 and May 22, 2073, respectively. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry— Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms, or failures to obtain necessary real- estate certificates, could materially and adversely affect our business.” In connection with the construction of own coffee roasting plants and processing facilities, we had paid an aggregate of approximately RMB1,214.4 million (US$173.3 million) for acquisition of land use rights, building of facilities and purchase of equipment as of December 31, 2025. We plan to expand our supply chain network by leasing, constructing or purchasing additional facilities across China over the next several years.

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

Specific Factors Affecting Our Results of Operations

Our Ability to Attract and Engage Customers

Our revenue growth is mainly driven by our ability to attract new customers and actively engage and retain existing customers. Driven by technology, our new retail model is built upon our mobile apps and store networks, which allows us to stay close to our customers and engage them anytime, anywhere. We leverage our deep understanding of the coffee market in China and overseas market and our operation experiences to analyze our customer behavior and industry trends, which enable us to attract new customers and retain and engage existing customers to increase items sold. As of December 31, 2025, we had 20,234 self-operated stores and 10,814 partnership stores, as well as 451 million cumulative transacting customers.

Increase Product Offerings and Cross-Sell

We offer a wide variety of high-quality food and beverage items, mainly freshly brewed coffee. Powered by our robust product development capabilities, we have been constantly rolling out new products that became popular among consumers and well recognized by KOLs, such as our Coconut milk series and Fruity Americano series. Going forward, we endeavor to continuously offer innovative food and beverage products, as we believe that focusing on high-quality product development and strategically diversifying our product offerings will increase items sold and revenue per item. For the year ended December 31, 2025, we sold more than 4.4 billion items, among which 94.5% were freshly brewed drinks while for the year ended December 31, 2024, we sold approximately 3.1 billion items, among which 95.3% were freshly brewed drinks.

The Optimization of Our Sales Network

Our store network affects our business and revenue growth. We started our business in October 2017 and we believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2025. The following tables set out the total number of our self-operated stores and partnership stores and their movement for the periods indicated.

	For the three months ended ,
	March	June	September	December	March	June	September	December	March	June	September	December
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,
	2023	2023	2023	2023	2024	2024	2024	2024	2025	2025	2025	2025
Number of self-operated stores at the end of the period	6,310	7,188	8,807	10,628	12,199	13,056	13,936	14,591	15,598	16,968	18,882	20,234
Net increase in the number of self-operated stores during the period	658	878	1,619	1,821	1,571	857	880	655	1,007	1,370	1,914	1,352

	For the three months ended ,
	March	June	September	December	March	June	September	December	March	June	September	December
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,
	2023	2023	2023	2023	2024	2024	2024	2024	2025	2025	2025	2025
Number of partnership stores at the end of the period	3,041	3,648	4,466	5,620	6,391	6,905	7,407	7,749	8,499	9,238	10,332	10,814
Net increase in the number of partnership stores during the period	479	607	818	1,154	771	514	502	342	750	739	1,094	482

In September 2019, we launched our retail partnership model and opened the first partnership store in October 2019. Under this model, we will cooperate with selective retail partners to operate our partnership stores. This model will complement our self-operated store network and enable us to penetrate new markets more efficiently. In 2025, we granted exclusive franchise rights to local partners in Malaysia to develop and operate Luckin Coffee stores, which allows us to leverage the local partner’s market knowledge and operational capabilities to support efficient market entry and expansion.

To improve profitability, we have conducted store performance reviews and upgraded our store opening criteria. As of December 31, 2025, we had 20,234 self-operated stores and 10,814 partnership stores.

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

Our technology-driven new retail business model significantly improves our operational efficiency. We measure our self-operated store performance with store-level operating profit (loss) of self-operated stores, which is calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from our self-operated store revenue. We achieved store-level operating profit which accounted for 22.2%, 19.0%, and 17.8% of our self-operated store revenue for the year ended December 31, 2023, 2024, and 2025 respectively.

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

Key Operating Data

The following table presents our key operating data for the periods indicated:

	For the three months ended or as of
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2023	2023	2023	2023	2024	2024	2024	2024	2025	2025	2025	2025

Total stores	9,351	10,836	13,273	16,248	18,590	19,961	21,343	22,340	24,097	26,206	29,214	31,048
Total self-operated stores	6,310	7,188	8,807	10,628	12,199	13,056	13,936	14,591	15,598	16,968	18,882	20,234
Total partnership stores	3,041	3,648	4,466	5,620	6,391	6,905	7,407	7,749	8,499	9,238	10,332	10,814
Same-store sales growth for self-operated stores(1)	29.6%	20.8%	19.9%	13.5%	(20.3)%	(20.9)%	(13.1)%	(3.4)%	8.1%	13.4%	14.4%	1.2%
Average monthly transacting customers (in thousands)(2)	29,489	43,070	58,477	62,438	59,914	69,689	79,846	77,766	74,272	91,697	112,295	98,351

Notes:

(1)	The growth rate of total revenue from self-operated stores that (i) were in operation at the beginning of the comparable period and were not closed before the end of the current period and (ii) maintained an average of at least 15 operating days per month over both the current and comparable periods.
(2)	The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

Key Components of Results of Operations

Net Revenues

The following table sets forth a breakdown of our net revenues for the periods indicated:

	For the year ended December 31,
	2023		2024		2025		2025
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	18,677,390	75.0	26,729,523	77.5	37,694,405	76.5	5,380,073	76.5
Freshly brewed drinks	16,877,880	67.8	24,501,085	71.1	34,616,741	70.2	4,940,802	70.2
Other products	1,241,868	5.0	1,685,413	4.9	2,319,079	4.7	330,999	4.7
Others	557,642	2.2	543,025	1.5	758,585	1.6	108,272	1.6
Revenues from partnership stores	6,225,776	25.0	7,745,291	22.5	11,593,690	23.5	1,654,752	23.5
Total net revenues	24,903,166	100.0	34,474,814	100.0	49,288,095	100.0	7,034,825	100.0

Revenues from product sales. Revenues from product sales include:

●	Revenues from freshly brewed drinks. We offer an array of freshly brewed drinks, with a focus on freshly brewed coffee, supplemented with non-coffee drinks such as the Light Milk Tea series and the Fruits and Veggies Tea series. Net revenues from sales of freshly brewed drinks are recognized upon delivery to customers, net of VAT, surcharges and discounts, if any.
●	Revenues from other products. Other products mainly consist of food and beverage items, such as light meals and various merchandise, including premium instant coffee, inspirational cups and other consumer goods.
●	Revenues from others. Our revenues from others mainly include delivery fees derived from self-operated stores paid by our customers and membership fees collected from our subscribed members.

Revenues from partnership stores. Revenues from partnership stores mainly consist of net revenues from the sales of materials, equipment and store construction-related materials to the partnership stores, delivery services, profit-sharing, franchise and other services including design and pre-opening services derived from partnership stores.

Operating Expenses

The following table sets forth a breakdown of our total operating expenses for the periods indicated:

	For the year ended December 31,
	2023		2024		2025		2025
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Cost of materials	10,897,409	49.8	14,083,291	45.6	18,783,453	42.5	2,680,938	42.5
Store rental and other operating costs	5,167,482	23.6	8,540,683	27.6	11,241,945	25.4	1,604,548	25.4
Depreciation and amortization expenses	604,580	2.8	1,190,037	3.9	1,557,383	3.5	222,283	3.5
Delivery expenses	2,010,699	9.1	2,821,069	9.2	6,878,734	15.6	981,793	15.6
Sales and marketing expenses	1,286,523	5.9	1,920,305	6.2	2,595,705	5.9	370,482	5.9
General and administrative expenses	1,829,651	8.4	2,420,462	7.8	3,057,020	6.9	436,324	6.9
Store preopening and other expenses	109,685	0.5	69,556	0.2	85,412	0.2	12,191	0.2
Impairment loss of long-lived assets	5,229	0.0	8,925	0.0	8,495	0.0	1,212	0.0
Losses and expenses related to Fabricated Transactions and Restructuring	(28,515)	(0.1)	(149,583)	(0.5)	7,013	0.0	1,001	0.0
Total operating expenses	21,882,743	100.0	30,904,745	100.0	44,215,160	100.0	6,310,772	100.0

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

Impairment loss of long-lived assets. Impairment loss of long-lived assets primarily consists of impairment loss of our long-lived assets whose fair value is less than the carrying amount. It consists of the impairment loss in connection with self-operating stores, as well as impairment loss in connection with Luckin Tea.

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

Taxation

Cayman Islands

Our parent company Luckin Coffee Inc. (the “Parent Company”) and our subsidiary First Ray Cayman are incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and the Former VIE in the PRC or overseas. Under the current laws of the Cayman Islands, the Parent Company and First Ray Cayman are not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Parent Company and First Ray Cayman to their shareholders, no Cayman Islands withholding tax will be imposed.

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

Hong Kong, PRC

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax. Under the two-tiered profits tax rates regime, the first 2.0 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2.0 million will be taxed at 16.5%. Additionally, upon payments of dividends by these companies to their shareholders, no HK withholding tax will be imposed. Hong Kong does not impose a withholding tax on dividends.

Singapore

Under the current laws of Singapore, our subsidiaries in Singapore are subject to 17% income tax rate on any taxable income accruing in or derived from Singapore, or received in Singapore from outside Singapore. Additionally, upon payments of dividends by these companies to their shareholders, no Singapore withholding tax will be imposed.

United States

Our subsidiaries incorporated in the United States are subject to a flat federal corporate income tax rate of 21% .in accordance with prevailing tax regulations of the United States. These subsidiaries are also subject to state and local income taxes in accordance with the applicable local tax regulations. Additionally, upon payments of dividends by the subsidiaries to their shareholder are generally subject to U.S. federal withholding tax at a rate of 30%, which may be reduced under an applicable income tax treaty.

In July 2025, the One Big Beautiful Bill Act (the “OBBBA”) was signed into law in the U.S. The OBBBA includes a broad range of provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and others. These provisions have multiple effective dates beginning in 2025. Based on our preliminary analysis, this legislation is not expected to have a material impact on our consolidated financial statements. The Group will monitor the regulatory developments and continue to evaluate the impact, if any.

Ireland

Our subsidiary incorporated in Ireland is subject to a corporation tax rate of 12.5% on its trading income and 25% on its non-trading income under the prevailing Irish tax regulations. Additionally, upon payments of dividends by the subsidiary to its shareholder, such payments are subject to a statutory withholding tax of 25%; however, such withholding tax rate may be reduced or exempted under the applicable income tax treaty.

Malaysia

We have no incorporated entities in Malaysia. However, we generates revenue from our franchise business within Malaysia. Under the prevailing tax regulations of Malaysia, certain payments made by Malaysian residents to non-residents are subject to Malaysian withholding tax at a statutory rate of 10%. Such withholding tax rate may be reduced or exempted under the applicable tax treaty.

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

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. Luckin Coffee Information Technology (Xiamen) Ltd, Co. (“LK Xiamen Tech”) renewed the privilege of HNTEs and enjoyed a reduced 15% enterprise income tax rate from November 2023 to November 2025. LK Xiamen Tech will renew the qualification in 2026.

From January 1, 2020 to December 31, 2027, enterprises registered in the Hainan Free Trade Port that are engaged in encouraged industries and are substantially in operation will be subject to a reduced 15% enterprise income tax rate. Luckin Trading (Hainan) Ltd, Co. , Luckin Coffee (Haikou) Ltd, Co. and Luckin Coffee Technology (Hainan) Co., Ltd. were qualified as such enterprises and enjoyed 15% preferential income tax rate.

From 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20%, an exemption at 75% or 87.5% for the assessable taxable profits under RMB1.0 million, an exemption at 50% or 75% for the assessable taxable profits between RMB1.0 million and RMB3.0 million, for qualified small enterprises with low profits. The actual preferential corporate income tax rate after considering the exemption was 5% for assessable taxable profits less than RMB1.0 million, while the rate was 5% for the assessable taxable profits between RMB1.0 million and RMB3.0 million from 2023 to 2025. The policy of the actual preferential corporate income tax rates of 5% after considering the exemption will continue to be implemented until December 31, 2027.

Our PRC subsidiaries are subject to value-added tax, or VAT, at a rate of 6%, 10% and 16% before April 1, 2019 and since then 6%, 9% and 13%, on our products and services, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes are subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, pursuant to the SAT Circular 81, to qualify for the tax treaty benefits, a Hong Kong resident enterprise must also meet the following conditions simultaneously : (i) it must be a tax resident of Hong Kong; (ii) it must be the beneficial owner of the relevant dividends; (iii) the dividends eligible for tax treaty benefits must constitute equity investment income, such as dividends and bonuses, as determined in accordance with PRC domestic tax laws and regulations; and (iv) any other conditions prescribed by the SAT. The State Administration of Taxation promulgated the Notice on Issues Concerning “Beneficial Owners” in Tax Treaties in February 2018, which took effect in April 2018 and provided that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. In October 2019, the State Administration of Taxation promulgated the State Taxation Administration on Issuing the Measures for Non-Resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings and collect and retain supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities.

Dividends, interests, rent or royalties payable by our PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

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

The Organization for Economic Cooperation and Development introduced Base Erosion and Profit Shifting Pillar Two rules that impose a global minimum tax rate of 15%.For 2025, Hong Kong, China has completed relevant legislation, and its Income Inclusion Rule (IIR) and Qualified Domestic Minimum Top-up Tax (QDMTT) have taken effect on January 1, 2025, which may give rise to top-up tax implications for the Group’s Hong Kong/Cayman holding structure. Mainland China has not yet implemented such legislation. Based on our analysis, this legislation did not have a material impact on our financial statements. We will monitor the regulatory developments and continue to evaluate the impact, if any.

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

	For the year ended December 31,
	2023		2024		2025		2025
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues	US$	% of net revenues

	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	18,677,390	75.0	26,729,523	77.5	37,694,405	76.5	5,380,073	76.5
Freshly brewed drinks	16,877,880	67.8	24,501,085	71.1	34,616,741	70.2	4,940,802	70.2
Other products	1,241,868	5.0	1,685,413	4.9	2,319,079	4.7	330,999	4.7
Others	557,642	2.2	543,025	1.5	758,585	1.6	108,272	1.6
Revenues from partnership stores	6,225,776	25.0	7,745,291	22.5	11,593,690	23.5	1,654,752	23.5
Total net revenues	24,903,166	100.0	34,474,814	100.0	49,288,095	100.0	7,034,825	100.0

Cost of materials	(10,897,409)	(43.7)	(14,083,291)	(40.9)	(18,783,453)	(38.1)	(2,680,938)	(38.1)
Store rental and other operating costs	(5,167,482)	(20.8)	(8,540,683)	(24.8)	(11,241,945)	(22.8)	(1,604,548)	(22.8)
Depreciation and amortization expenses	(604,580)	(2.4)	(1,190,037)	(3.5)	(1,557,383)	(3.2)	(222,283)	(3.2)
Delivery expenses	(2,010,699)	(8.2)	(2,821,069)	(8.0)	(6,878,734)	(13.9)	(981,793)	(13.9)
Sales and marketing expenses	(1,286,523)	(5.2)	(1,920,305)	(5.6)	(2,595,705)	(5.3)	(370,482)	(5.3)
General and administrative expenses	(1,829,651)	(7.3)	(2,420,462)	(7.0)	(3,057,020)	(6.2)	(436,324)	(6.2)
Store preopening and other expenses	(109,685)	(0.4)	(69,556)	(0.2)	(85,412)	(0.2)	(12,191)	(0.2)
Impairment loss of long-lived assets	(5,229)	(0.0)	(8,925)	(0.0)	(8,495)	(0.0)	(1,212)	(0.0)
Losses and expenses related to Fabricated Transactions and Restructuring	28,515	0.1	149,583	0.4	(7,013)	(0.0)	(1,001)	(0.0)
Total operating expenses	(21,882,743)	(87.9)	(30,904,745)	(89.6)	(44,215,160)	(89.7)	(6,310,772)	(89.7)
Operating income	3,020,423	12.1	3,570,069	10.4	5,072,935	10.3	724,053	10.3
Interest and investment income	108,682	0.4	89,195	0.3	188,630	0.4	26,923	0.4
Interest and financing expenses	—	—	(3,924)	0.0	(125)	0.0	(18)	0.0
Foreign exchange gain/(loss), net	2,968	0.0	(13,239)	(0.1)	(26,747)	(0.1)	(3,818)	(0.1)
Other income, net	62,283	0.3	84,161	0.2	80,808	0.2	11,534	0.2
Provision for equity litigants settlement	(92,192)	(0.4)	—	—	(35,326)	(0.1)	(5,042)	(0.1)
Income before income taxes	3,102,164	12.4	3,726,262	10.8	5,280,175	10.7	753,632	10.7
Income tax expense	(258,127)	(1.0)	(770,553)	(2.2)	(1,679,793)	(3.4)	(239,755)	(3.4)
Net income*	2,844,037	11.4	2,955,709	8.6	3,600,382	7.3	513,877	7.3

Discussion of the Years Ended December 31, 2025 and 2024

Net Revenues

Our net revenues were RMB49,288.1 million (US$7,034.8 million) in 2025, increasing by 43.0% from RMB34,474.8 million in 2024. The growth of our net revenues was primarily driven by year-over-year increase in GMV, which reached RMB56.6 billion, as a result of an increase in the number of products sold resulting from growth in (i) the number of stores in operation as well as (ii) monthly transacting customers. In 2025, our total items sold were approximately 4.4 billion, compared to 3.1 billion in 2024. In 2025, the net increase in the number of stores was 8,708, resulting in a year-over-year store unit growth of 39.0%, ending the year with 31,048 stores. As of December 31, 2025, we had 451.2 million cumulative transacting customers, compared to 334.0 million as of December 31, 2024.

Revenues from product sales

Our revenues from product sales were RMB37,694.4 million (US$5,380.1 million) in 2025, increasing by 41.0% from RMB26,729.5 million in 2024. Our revenues from product sales consist of revenues from freshly brewed drinks, revenues from other products and revenues from others.

(i)Revenues from freshly brewed drinks

Our net revenues from freshly brewed drinks were RMB34,616.7 million (US$4,940.8 million) in 2025, increasing by 41.3% from RMB24,501.1 million in 2024. The growth of our revenue from freshly brewed drinks was primarily driven by the increase in the number of freshly brewed drinks sold by our self-operated stores resulting from growth in (i) the number of self-operated stores in operation as well as (ii) monthly transacting customers. In 2025, our average monthly items of freshly brewed drinks sold in self-operated stores were approximately 227.6 million, compared to 164.3 million in 2024. In 2025, the net increase in the number of our self-operated stores was 5,643, resulting in self-operated store unit growth of 38.7% over 2024, ending the year with 20,234 self-operated stores.

(ii)Revenues from other products

Our net revenues from other products were RMB2,319.1 million (US$331.0 million) in 2025, increasing by 37.6% from RMB1,685.4 million in 2024, primarily driven by the increase in the number of non-freshly brewed items sold and the increase in products sold through e-commerce platforms.

(iii)Revenues from others

Our revenues from others increased by 39.7% from RMB543.0 million in 2024 to RMB758.6 million (US$108.3 million) in 2025, primarily as a result of increased revenue from delivery service fees derived from self-operated stores due to an increase in the number of delivery orders, offset by a decrease in revenue from membership service.

Revenues from partnership stores

Our revenues from partnership stores were RMB11,593.7 million (US$1,654.8 million) in 2025, including sales of materials of RMB6,959.3 million (US$993.3 million), profit sharing of RMB1,638.3 million (US$233.8 million), sales of equipment and store construction-related materials of RMB860.8 million (US$122.9 million), delivery service fees of RMB2,053.1 million (US$293.0 million) and franchise and other services of RMB82.2 million (US$11.7 million). Our revenues from partnership stores in 2025 increased by 49.7% from RMB7,745.3 million in 2024. The growth of our revenues from partnership stores was primarily driven by the increase in materials sold to partnership stores, profit sharing and delivery services, which resulted from the increase in the number of our partnership stores in operation and items sold by partnership stores; offset by the decrease in the equipment and store construction-related materials sold to the partnership store due from our moderate expansion pace in 2025. As of December 31, 2025, we had 10,814 partnership stores compared to 7,749 stores in 2024, and our average monthly total items sold in partnership stores was approximately 119.0 million in 2025, compared with approximately 85.4 million in 2024.

Operating Expenses

Our operating expenses were RMB44,215.2 million (US$6,310.8 million) in 2025, compared to RMB30,904.7 million in 2024. The growth of our operating expenses was generally in line with our business expansion. Meanwhile, our operating expenses as a percentage of our net revenues slightly increased from 89.6% in 2024 to 89.7% in 2025.

Cost of materials

The following table sets forth the components of our costs of materials in absolute amounts and as percentages of total costs of materials for the periods indicated.

	For the year ended December 31,
	2023		2024		2025		2025
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Cost of raw materials	5,957,768	54.7	8,190,526	58.2	10,891,341	58.0	1,554,507	58.0
Freshly brewed drinks	5,298,013	48.6	7,262,761	51.6	9,558,472	50.9	1,364,268	50.9
Other products	659,755	6.1	927,765	6.6	1,332,869	7.1	190,239	7.1
Low value consumables	136,528	1.3	162,216	1.2	210,218	1.1	30,004	1.1
Offline sales	1,203	0.0	1,388	0.0	2,533	0.0	362	0.0
Cost of partnership	3,932,489	36.0	4,545,686	32.2	6,149,121	32.8	877,656	32.8
Storage fees	282,271	2.6	404,105	2.9	544,112	2.9	77,660	2.9
Logistic expenses	587,150	5.4	779,370	5.5	986,128	5.2	140,749	5.2
Total	10,897,409	100.0	14,083,291	100.0	18,783,453	100.0	2,680,938	100.0

Our cost of materials was RMB18,783.5 million (US$2,680.9 million) in 2025, compared to RMB14,083.3 million in 2024. The increase was mainly due to increases in (i) the number of products sold and (ii) sales of materials and equipment to partnership stores.

Store rental and other operating costs

The following table sets forth the components of our store rental and other operating costs in absolute amounts and as percentages of total store rental and other operating costs for the periods indicated.

	For the year ended December 31,
	2023		2024		2025		2025
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Store rental costs	1,481,609	28.7	2,540,934	29.8	3,236,032	28.7	461,875	28.7
Payroll	3,036,365	58.8	4,903,491	57.4	6,607,850	58.8	943,130	58.8
Utilities and other store expenses	649,508	12.5	1,096,258	12.8	1,398,063	12.5	199,543	12.5
Total	5,167,482	100.0	8,540,683	100.0	11,241,945	100.0	1,604,548	100.0

Our store rental and other operating costs were RMB11,241.9 million (US$1,604.5 million) in 2025, compared to RMB8,540.7 million in 2024. The increased store rental and other operating costs in 2025 were primarily attributable to increases in (i) labor costs, (ii) store rental costs as well as (iii) utilities and other store operating costs as a result of the increased number of stores and increased items sold compared to 2024.

Depreciation and amortization expenses

The following table sets forth the components of our depreciation expenses in absolute amounts and as percentages of total depreciation expenses for the periods indicated.

	For the year ended December 31,
	2023		2024		2025		2025
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Depreciation of equipment	279,905	46.3	434,586	36.5	593,607	38.1	84,725	38.1
Amortization of leasehold improvements and others	324,066	53.6	753,222	63.3	960,782	61.7	137,131	61.7
Amortization of land use right	609	0.1	2,229	0.2	2,994	0.2	427	0.2
Total	604,580	100.0	1,190,037	100.0	1,557,383	100.0	222,283	100.0

Our depreciation and amortization expenses increased from RMB1,190.0 million in 2024 to RMB1,557.4 million (US$222.3 million) in 2025, primarily due to the increase in amortization of leasehold improvements for the stores and the increase in depreciation expenses of additional equipment put into use in new stores in 2025.

Delivery expenses

Our delivery expenses increased from RMB2,821.1 million in 2024 to RMB6,878.7 million (US$981.8 million) in 2025. The significant increase was mainly driven by the surge in delivery volumes, especially from the third-party food delivery platforms.

Sales and marketing expenses

The following table sets forth the components of our sales and marketing expenses in absolute amounts and as percentages of total sales and marketing expenses for the periods indicated.

	For the year ended December 31,
	2023		2024		2025		2025
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Advertising expenses	801,078	62.3	1,206,426	62.9	1,293,226	49.9	184,580	49.9
Commission	288,899	22.5	461,078	24.0	982,995	37.9	140,302	37.9
Others	196,546	15.2	252,801	13.1	319,484	12.2	45,600	12.2
Total	1,286,523	100.0	1,920,305	100.0	2,595,705	100.0	370,482	100.0

Our sales and marketing expenses were RMB2,595.7 million (US$370.5 million) in 2025, compared to RMB1,920.3 million in 2024. The increase in sales and marketing expenses mainly driven by increases in (i) commission fees to third-party platforms, and (ii) an increase in advertising and other promotion expenses as we continued to make strategic investments in our branding through various channels.

General and administrative expenses

The following table sets forth the components of our general and administrative expenses in absolute amounts and as percentages of total general and administrative expenses for the periods indicated.

	For the year ended December 31,
	2023		2024		2025		2025
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Payroll	841,876	46.3	1,092,714	45.2	1,325,630	43.3	189,206	43.3
Research and development expenses	338,823	18.5	493,845	20.4	612,618	20.0	87,438	20.0
Share-based compensation	187,172	10.2	271,657	11.2	427,795	14.0	61,059	14.0
Office expenses	170,699	9.3	215,322	8.9	262,378	8.6	37,449	8.6
Professional fees	109,748	6.0	119,401	4.9	129,935	4.3	18,545	4.3
Others	181,333	9.7	227,523	9.4	298,664	9.8	42,627	9.8
Total	1,829,651	100.0	2,420,462	100.0	3,057,020	100.0	436,324	100.0

Our general and administrative expenses were RMB3,057.0 million (US$436.3 million) in 2025, compared to RMB2,420.5 million in 2024. The increase in general and administrative expenses was mainly driven by increases in (i) payroll costs for general and administrative staff, (ii) share-based compensation for restricted share units and options issued to management and employees, (iii) research and development expenses, and (iv) expenditures for office supplies.

The following table further sets forth the components of our research and development expenses, which are included in general and administrative expenses.

	For the year ended December 31,
	2023		2024		2025		2025
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Payroll	220,834	65.2	298,479	60.4	324,806	53.1	46,359	53.1
Share-based compensation	40,912	12.1	73,982	15.0	114,769	18.7	16,381	18.7
Office expenses	72,229	21.3	113,602	23.0	163,626	26.7	23,354	26.7
Others	4,848	1.4	7,782	1.6	9,417	1.5	1,344	1.5
Total	338,823	100.0	493,845	100.0	612,618	100.0	87,438	100.0

Store preopening and other expenses

Our store preopening and other expenses were RMB85.4 million (US$12.2 million) in 2025, compared to RMB69.6 million in 2024. Our store preopening and other expenses increased in 2025 was primarily due to more stores preparing to be opened.

Impairment loss of long-lived assets

Our impairment loss of long-lived assets was RMB8.5 million (US$1.2 million) in 2025, compared to RMB8.9 million in 2024. The impairment loss of long-lived assets in 2024 and 2025 was mainly related to unrecoverable damaged coffee machines.

Losses and expenses related to Fabricated Transactions and Restructuring

We incurred losses and expenses related to Fabricated Transactions and Restructuring in a total amount of RMB7.0 million (US$1.0 million) in 2025, compared to negative RMB149.6 million in 2024. In 2024, we received approximately US$22.4 million (RMB157.9 million) compensation under the Directors & Officers Liability and Company Reimbursement Insurance (the “D&O Insurance”). See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to the Fabricated Transactions, Internal Investigation, Internal Control, Offshore Restructuring and Related Matters—The Fabricated Transactions (as defined in Item 3.D. Risk Factors) first disclosed in 2020 have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, and required significant time and attention from our senior management, among other adverse impacts.”

Operating Income

As a result of the foregoing, our operating income was RMB5,072.9 million (US$724.1 million) in 2025, compared to RMB3,570.1 million in 2024.

Interest and Investment Income

Our interest and investment income was RMB188.6 million (US$26.9 million) in 2025, compared to RMB89.2 million in 2024. The increase was mainly due to the increase in average cash holdings in 2025.

Interest and Financing Expenses

Our interest and financing expenses were RMB0.1 million (US0.0 million) in 2025 and RMB3.9 million in 2024. The interest and financing expenses in 2025 were primarily due from interest expenses for our interest-bearing short-term bank borrowings. Following the early repayment of the bank borrowings, our interest and financing expenses decreased sharply in 2025.

Foreign Exchange Gain/(Loss), Net

We recorded net foreign exchange loss of RMB26.7 million (US$3.8 million) in 2025, compared to net foreign exchange loss of RMB13.2 million in 2024.

Other Income, Net

We recorded net other income of RMB80.8 million (US$11.5 million) in 2025, compared to RMB84.2 million in 2024. The net other income was primarily attributable to the government grants, partially offset by donations and loss from asset disposals.

Provision for U.S. Securities Litigation

We have been named as a defendant in various U.S. securities litigations. Provision for equity litigation was mainly for the estimated amounts we should pay for U.S. securities litigations. In 2025, we recorded an additional amount of US$5.0million (approximately RMB35.3 million) based on the litigation progress. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “Note 20 Commitments and Contingencies—Legal proceedings—U.S. Class Actions” to the consolidated financial statements included in this annual report. Where possible, the Company contests liability and/or the amount of damages appropriate in each pending matter. Where available information indicates that it is probable that a liability had been incurred as of the date of the consolidated financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues a provision for that loss in accordance with relevant U.S. GAAP. Our estimate of probable losses from these litigations is the best estimate after we evaluated the likelihood of various potential outcomes.

Income Tax Expense

The income tax expenses were RMB770.6 million and RMB1,679.8 million, respectively in 2024 and 2025. The increase was mainly due to the continued profit and the accrual of withholding tax of undistributed earnings for certain entities in mainland China with cumulative profits.

Net Income

As a result of the foregoing, we recorded a net income of RMB3,600.4 million (US$513.9 million) in 2025, compared to RMB2,955.7 million in 2024.

Discussion of the Years Ended December 31, 2024 and 2023

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Discussion of the Years Ended December 31, 2024 and 2023” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 31, 2025.

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

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Operating income	3,020,423	3,570,069	5,072,935	724,053
Adjusted for: Share-based compensation expenses	239,506	364,846	573,148	81,805
Non-GAAP operating income	3,259,929	3,934,915	5,646,083	805,858
Net income	2,844,037	2,955,709	3,600,382	513,877
Adjusted for: Share-based compensation expenses	239,506	364,846	573,148	81,805
Add: Provision for equity litigants settlement	92,192	—	35,326	5,042
Add: Income tax effects of GAAP to non-GAAP reconciling items	(5,529)	(9,842)	(12,562)	(1,793)
Non-GAAP net income	3,170,206	3,310,713	4,196,294	598,931
Non-GAAP net income attributable to our company’s ordinary shareholders	3,170,206	3,310,713	4,196,294	598,931

5.B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	2,900,425	4,229,272	6,091,062	869,371
Net cash used in investing activities	(3,447,099)	(3,209,806)	(7,786,503)	(1,111,358)
Net cash provided by/ (used in) financing activities	—	333,600	(333,600)	(47,615)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	7,398	14,976	(20,711)	(2,956)
Net increase/(decrease) in cash and cash equivalents and restricted cash	(539,276)	1,368,042	(2,049,752)	(292,558)
Cash and cash equivalents and restricted cash at beginning of year	3,577,919	3,038,643	4,406,685	628,960
Cash and cash equivalents and restricted cash at end of year	3,038,643	4,406,685	2,356,933	336,402

Our principal source of liquidity has been cash provided by our operating activities and historical financing activities, including the proceeds from our IPO in May 2019, and our follow-on public offering and convertible note offering in January 2020, the Investment Agreement with an affiliate of Centurium Capital and Joy Capital, and the interest-bearing bank borrowings. See “Item 4. Information on the Company—4.A. History and Development of the Company.” As of December 31, 2023, 2024, and 2025, we had RMB3,038.6 million, RMB4,406.7 million, and RMB2,356.9 milllion in cash and cash equivalents and restricted cash, respectively. Our operating expenses continued to increase historically and are expected to continue to increase in line with our business expansion. Our operating margin in 2023, 2024 and 2025 were 12.1%, 10.4% and 10.3%, respectively. Nevertheless, as we continue to focus on business growth and expansion, our operating expenses in absolute amounts are expected to continue to increase in the near future. Moreover, the competitive landscape and customer demand and preference may also affect our financial performance. As a result, there is uncertainty with respect to our results of operations and our profitability.

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

Majority of our future net revenues are likely to continue to be denominated in Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign currencies for current account items, including profit distributions, interest payments and trade-related and service-related foreign exchange transactions, without prior SAFE approval as long as certain routine procedural requirements are fulfilled.

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

Operating Activities

Net cash provided by operating activities was RMB6,091.1 million (US$869.4 million) in 2025, compared to net cash provided by operating activities RMB4,229.3 million in 2024. Our net cash provided by operating activities in 2025 reflected a net income of RMB3,600.4 million (US$513.9 million), adjusted by (i) the add back of non-cash items mainly consisting of lease cost of RMB2,917.7 million (US$416.4 million), depreciation and amortization of RMB1,557.4 million (US$222.3 million), share-based compensation expenses of RMB573.1 million (US$81.8 million), loss on disposal of property and equipment of RMB3.5 million (US$0.5million), impairment of long-lived assets of RMB8.5 million (US$1.2 million), deferred income tax expenses of RMB394.4 million (US$56.3 million), and foreign exchange gain of RMB26.7 million (US$3.8 million), which was (ii) partially offset by the changes in operating assets and liabilities of RMB2,990.7 million (US$426.9 million). The change in operating assets and liabilities mainly arises from the decrease of operating lease liabilities of RMB2,989.2 million (US$426.6 million), the decrease of inventories of RMB436.6 million (US$62.3 million), the increase of accounts payable of RMB365.5 million (US$52.2 million), and the decrease of accounts receivable, receivables from online payment platforms, prepaid expenses and other current assets and other non-current assets of RMB901.1 million (US$128.6 million), partially offset by the increase of accrued expenses and other liabilities, payable for equity litigants settlement and deferred revenues of RMB970.7 million (US$138.5 million).

Investing Activities

Net cash used in investing activities was RMB7,786.5 million (US$1,111.4 million) in 2025, compared to net cash used in investing activities of RMB3,209.8 million in 2024. The net cash used in investing activities was primarily attributable to the purchase of property and equipment of RMB2,623.7 million (US$374.5 million) and net purchase of short-term investments and term-deposits of RMB5,163.8 million (US$737.0 million), partially offset by proceeds from disposal of property and equipment of RMB0.9 million (US$0.1 million).

Financing Activities

Net cash used in financing activities was RMB333.6 million in 2025, compared to net cash provided by financing activities of 333.6 million in 2024. The net cash used in financing activities in 2025 was primarily attributable to the interest-bearing short-term and long-term bank borrowings. There were no such activities in 2024.

Material Cash Requirements

Our capital expenditures are incurred primarily in connection with the purchase of property and equipment. Our capital expenditures for the purchase of property and equipment were RMB2,623.7 million (US$374.5 million) in 2025, compared to RMB2,301.8 million in 2024. We intend to fund our future capital expenditures with our existing cash balance, cash from operating activities and bank loans. Our capital commitments primarily relate to investing activities contracted but not yet reflected in the financial statements. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2025:

	Payment Due by Period
		Less than			More than
	Total	1 year	2–3 years	4–5 years	5 years

	(in thousands of RMB)
Factory and office building construction commitments	177,750	166,842	10,908	—	—
Fixed assets purchasing commitment	201,297	201,297	—	—	—
Total	379,047	368,139	10,908	—	—

We lease stores and offices for operation under operating lease. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. As of December 31, 2025, our operating lease commitments were RMB58.6 million (US$8.4 million), primarily related to store leases. These leases will be in operation between fiscal year 2026 and fiscal year 2032 with lease terms ranging from 3 months to 72 months.

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

Transfer of Funds and Other Assets

Luckin Coffee Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no definite plan against declaring or paying any dividends in the near future on its Shares or the ADSs. Certain of our PRC subsidiaries have issued dividends or distributions to their respective onshore parent companies, but no dividends or distributions were repatriated from PRC subsidiaries to our offshore entities as of the date of this annual report. In the future, our ability to pay dividends, if any, to our shareholders and ADS holders and to service any debt we may incur will depend upon dividends and other distributions paid by our PRC subsidiaries.

As of December 31, 2025, we have established cash management policies in place that dictate how funds are transferred between our offshore entities and our PRC subsidiaries. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. In accordance with the applicable PRC laws and regulations, the funds can be transferred between Luckin Coffee Inc., our PRC subsidiaries and the investors. Cash is transferred (a) among the offshore entities which in Cayman, Singapore, Hongkong and US based on business requirement, and (b) between offshore entities and PRC entities under PRC laws and regulations in the following manner: (i) funds are transferred to the PRC subsidiaries, from the Company as needed through our Cayman subsidiary, BVI subsidiaries, and Hong Kong subsidiaries in the form of capital contributions or intercompany loans, as the case may be; (ii) dividends or other distributions may be paid by the PRC subsidiaries to Luckin Coffee Inc. through our Hong Kong subsidiaries, BVI subsidiaries and Cayman subsidiary; and (iii) other cash management tools provided by PRC commercial banks and approved by PBOC.

As of December 31, 2025, Luckin Coffee Inc. made cumulative capital contributions of US$1,573.8 million to its PRC subsidiaries through its intermediate holding companies which were accounted as loans to its intermediate holding companies of Luckin Coffee Inc. These funds have been used by the PRC subsidiaries for their operations. In the future, cash proceeds raised from overseas financing activities may be transferred by us through Luckin HK to Luckin Group via capital contribution and shareholder loans, as the case may be. Luckin Group then will transfer funds to its subsidiaries to meet the capital needs of our business operations. Moreover, as of December 31, 2025, Luckin Coffee Inc. also made cumulative cash transfers of US$1.98 million, through its intermediate holding company, to Luckin Trading HK and Luckin Coffee (SGP) Pte.Ltd. In addition, we also made RMB1,123.0 million from PRC subsidiaries to offshore entities for operation support.

The Former VIE had not been involved in the business operations or fund planning of the Group. However, Luckin Coffee Inc. and its subsidiaries may transfer cash to the Former VIE by loans or capital support, subject to satisfaction of applicable government registration and approval requirements, to satisfy the Former VIE’s miscellaneous cash demands, such as social insurance fees for employees whose social insurance accounts were registered under the Former VIE. For the year ended December 31, 2023, and for the period ended March 15, 2024, the PRC subsidiaries transferred RMB11.1 million and RMB0.2 million, respectively, to the Former VIE by loans or by capital support. In addition, the Former VIE may transfer cash as repayment of loans or, on an ad hoc basis, as working capital support to our PRC subsidiaries. For the year ended December 31, 2023, and for the period ended March 15, 2024, the Former VIE transferred to the PRC subsidiaries RMB0.6 million and RMB nil, respectively. These funds were used for repayment of loans or to support operations of our PRC subsidiaries. There were no other assets transferred between our PRC subsidiaries and the Former VIE in 2023, 2024 and 2025. Upon termination of the contractual arrangements regarding the Former VIE, we recorded full impairment for the loan receivables under the VIE agreements.

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings and (ii) we determine to pay a dividend in the future:

Taxation
Scenario(1)
Statutory Tax
and Standard
Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of the contractual arrangements between us and the Former VIE, Beijing WFOE may charge the Former VIE for services provided to the Former VIE. These service fees shall be recognized as expenses of the Former VIE, with a corresponding amount as service income by Beijing WFOE and eliminated in consolidation. For income tax purposes, Beijing WFOE and the Former VIE file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the Former VIE and as income by Beijing WFOE and are tax neutral.
(3)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

Condensed Consolidating Schedule

The following tables present the summary statements of operations for the Company’s Former VIE and other entities for the periods presented.

	For the Year Ended December 31, 2023
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)
Net revenues	—	1,008,660	—	24,677,136	(782,630)	24,903,166
Cost of materials	—	(99,900)	—	(10,797,509)	—	(10,897,409)
Store rental and other operating costs	—	(227,876)	(4)	(5,405,851)	466,249	(5,167,482)
Depreciation and amortization expenses	—	(2,418)	(13)	(602,149)	—	(604,580)
Delivery expenses	—	—	—	(2,010,699)	—	(2,010,699)
Sales and marketing expenses	(566)	(45,697)	(512)	(1,239,748)	—	(1,286,523)
General and administrative expenses	(46,722)	(214,116)	(8,746)	(1,876,445)	316,378	(1,829,651)
Store preopening and other expenses	—	187	—	(109,872)	—	(109,685)
Impairment loss of long-lived assets	—	—	—	(5,229)	—	(5,229)
Losses and expenses related to Fabricated Transactions and Restructuring	32,422	—	—	(3,907)	—	28,515
Total operating expenses	(14,866)	(589,820)	(9,275)	(22,051,409)	782,627	(21,882,743)
Interest and investment income	2,476	21,800	—	84,406	—	108,682
Foreign exchange (loss)/gain, net	3,320	(805)	—	850	(397)	2,968
Other (expenses)/ income, net	—	14,860	42	47,381	—	62,283
Share of (losses)/income from subsidiaries and VIE	2,945,299	(9,233)	—	622,752	(3,558,818)	—
Provision for equity litigants settlement	(92,192)	—	—	—	—	(92,192)
(Loss)/income before income taxes	2,844,037	445,462	(9,233)	3,381,116	(3,559,218)	3,102,164
Income tax benefits/(expenses)	—	177,292	—	(435,419)	—	(258,127)
Net (loss)/income	2,844,037	622,754	(9,233)	2,945,697	(3,559,218)	2,844,037

	For the Year Ended December 31, 2024
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)
Net revenues	—	1,001,026	—	34,357,710	(883,922)	34,474,814
Cost of materials	—	(78,242)	—	(14,005,049)	—	(14,083,291)
Store rental and other operating costs	—	(379,592)	3	(8,817,021)	655,927	(8,540,683)
Depreciation and amortization expenses	—	(6,227)	—	(1,183,810)	—	(1,190,037)
Delivery expenses	—	—	—	(2,821,069)	—	(2,821,069)
Sales and marketing expenses	(309)	(17,760)	—	(1,908,341)	6,105	(1,920,305)
General and administrative expenses	(33,002)	(249,101)	142	(2,360,773)	222,272	(2,420,462)
Store preopening and other expenses	—	(303)	—	(69,253)	—	(69,556)
Impairment loss of long-lived assets	—	—	—	(8,925)	—	(8,925)
Losses and expenses related to Fabricated Transactions and Restructuring	149,946	(7)	—	(356)	—	149,583
Total operating expenses	116,635	(731,232)	145	(31,174,597)	884,304	(30,904,745)
Interest and investment incomes	17,915	3,243	—	68,037	—	89,195
Interest and financing expenses	—	—	—	(3,924)	—	(3,924)
Foreign exchange (loss)/gain, net	6,007	(787)	—	(13,393)	(5,066)	(13,239)
Other income/(expenses), net	(18,575)	528	—	23,633	78,575	84,161
Share of (losses)/income from subsidiaries and VIE	2,833,727	21,265	—	209,356	(3,064,348)	—
Provision for equity litigants settlement	—	—	—	—	—	—
(Loss)/income before income taxes	2,955,709	294,043	145	3,466,822	(2,990,457)	3,726,262
Income tax expenses	—	(84,687)	—	(685,866)	—	(770,553)
Net (loss)/income	2,955,709	209,356	145	2,780,956	(2,990,457)	2,955,709

Notes:

(1)	The eliminations are mainly related to the internal transactions of raw materials and service fees charged between our subsidiaries and the WFOE, and subsidiaries’ net income/(loss) picked up by corresponding parent companies through profit and loss.

The following tables present the summary balance sheet data for the Former VIE and other entities as of the dates presented.

	For the Year Ended December 31, 2024
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)
Assets
Current assets:
Cash and cash equivalents	639,488	150,924	—	3,571,897	—	4,362,309
Restricted cash	—	201	—	3,580	—	3,781
Short-term investments, net	—	—	—	250,000	—	250,000
Receivables from online payment platforms	—	550	—	437,908	—	438,458
Accounts receivables, net	—	44	—	111,207	—	111,251
Inventories	—	—	—	2,500,205	—	2,500,205
Prepaid expenses and other current assets, net	21,153	46,592	—	1,870,309	—	1,938,054
Amount due from subsidiaries	12,233,657	7,288	—	619,683	(12,860,628)	—
Term deposits-current	656,820	—	—	470,721	—	1,127,541
Total current assets	13,551,118	205,599	—	9,835,510	(12,860,628)	10,731,599
Non-current assets	(38,667)	182,579	—	11,602,231	648,184	12,394,327
Total assets	13,512,451	388,178	—	21,437,741	(12,212,444)	23,125,926
Current Liabilities:
Short-term bank borrowings	—	—	—	300,000	—	300,000
Accounts payable	—	—	—	738,677	—	738,677
Accrued expenses and other current liabilities	9,757	80,270	—	2,944,178	—	3,034,205
Deferred revenues	—	217	—	153,031	—	153,248
Amount due to subsidiaries	310,414	402,835	—	12,147,379	(12,860,628)	—
Payable for equity litigants settlement	119,560	—	—	—	—	119,560
Operating lease liabilities	—	—	—	2,343,387	—	2,343,387
Total current liabilities	439,731	483,322	—	18,626,652	(12,860,628)	6,689,077
Non-current liabilities	—	72,638	—	3,291,491	—	3,364,129
Total liabilities	439,731	555,960	—	21,918,143	(12,860,628)	10,053,206
Mezzanine equity:
Convertible senior preferred shares	1,514,660	—	—	—	—	1,514,660
Total mezzanine equity	1,514,660	—	—	—	—	1,514,660
Total Company’s ordinary shareholders’ equity	11,558,060	(167,782)	—	(480,402)	648,184	11,558,060
Total liabilities, mezzanine equity and shareholders’ equity	13,512,451	388,178	—	21,437,741	(12,212,444)	23,125,926

The following tables present the summary cash flow data for the Former VIE and other entities for the periods presented.

	For the Year Ended December 31, 2023
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)
Net cash provided by/(used in) operating activities	(184,240)	(445,797)	—	3,530,462	—	2,900,425
Net cash provided by/(used in) investing activities	—	14,843	—	(3,461,942)	—	(3,447,099)
Net cash used in financing activities	—	—	—	—	—	—
Effect of exchange rate on cash, cash equivalents and restricted cash	—	—	—	7,398	—	7,398
Net increase/(decrease) in cash, cash equivalents and restricted cash	(184,240)	(430,954)	—	75,918	—	(539,276)
Cash, cash equivalents and restricted cash at the beginning of year	214,992	683,935	—	2,678,992	—	3,577,919
Cash and cash equivalents and restricted cash at the end of the year	30,752	252,981	—	2,754,910	—	3,038,643

	For the Year Ended December 31, 2024
			The Former	Other
	Luckin	The WFOE	VIE	subsidiaries	Eliminations	Consolidated

	(in thousands of RMB)
Net cash provided by/(used in) operating activities	1,259,823	(91,797)	12	3,061,234	—	4,229,272
Net cash used in investing activities	(654,185)	(10,059)	(12)	(2,545,550)	—	(3,209,806)
Net cash provided by financing activities	—	—	—	333,600	—	333,600
Effect of exchange rate on cash, cash equivalents and restricted cash	3,098	—	—	11,878	—	14,976
Net increase/(decrease) in cash, cash equivalents and restricted cash	608,736	(101,856)	—	861,162	—	1,368,042
Cash, cash equivalents and restricted cash at the beginning of year	30,752	252,981	—	2,754,910	—	3,038,643
Cash and cash equivalents and restricted cash at the end of the year	639,488	151,125	—	3,616,072	—	4,406,685

5.C.	Research and Development

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

For the years ended December 31, 2023, 2024, and 2025, we recognized impairment of long-lived assets other than goodwill of RMB5.2 million and RMB8.9 million, and RMB8.5 million (US$1.2 million), respectively.

Impairment loss of long-lived assets mainly represented RMB5.2 million primarily for assets in relation to Luckin Tea for the year ended December 31, 2023, RMB8.9 million for store operating equipment and others, generally for the unrecoverable damaged coffee machines for the year ended December 31, 2024, and RMB8.5 million for the year ended December 31, 2025.

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

We account for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income as income tax expenses. The accrued interest and penalties related to unrecognized tax benefit for the years ended December 31, 2023, 2024 and 2025 were RMB7.6 million, RMB7.2 million and RMB negative 5.0 million (US$0.7 million), respectively, which represent our best estimate, in accordance with current PRC tax laws and regulations.

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

Share-Based Compensation

We apply ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. All the share-based awards to employees and directors were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values, which are the closing prices of the Company’s ordinary shares on the public trade market. We recognize share-based compensation expenses for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation expense is recognized over the requisite service period for each separately vesting portion of the award, and only when it is probable that the performance condition, if any, will be achieved. We account for forfeitures as they occur. We issue new shares of common stock upon exercise of stock options and the vesting of restricted share units.

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements, if any, is included in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included in this annual report.

Item 6.   Directors, Senior Management and Employees

6.A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers[1]	Position/Title
Hui Li	Chairman
Dr. Jinyi Guo	Director and Chief Executive Officer
Wenbao Cao	Director and Senior Vice President
Feng Liu	Independent Director
Sean Shao	Independent Director
Qianli Liu	Independent Director
Weihao (Michael) Chen	Director
Jun Liu	Director
Joel A. Getz	Independent Director
Guiyi Chen	Director
Jing An	Chief Financial Officer

Mr. Hui Li has served as our chairman of the Board since April 2025. He currently serves as the Chairman and CEO of Centurium Capital. Mr. Li had previously served as a director of the Company until July 2020. In addition, Mr. Li is also Chairman of the board of directors of Taibang Biological Ltd. Previously, Mr. Li was an executive director and a managing director at Warburg Pincus Asia LLC. Prior to joining Warburg Pincus, Mr. Li worked in the investment banking division of Goldman Sachs and Morgan Stanley. Mr. Li obtained a bachelor’s degree majoring in economics from Renmin University of China and a master’s degree majoring in business administration from Yale University School of Management.

Dr. Jinyi Guo is a co-founder of the Company and has served as our director since June 2018 and as our chief executive officer since July 2020. He also served as chairman of the Board from July 2020 to April 2025. Prior to joining the Company, Dr. Guo held various positions at UCAR Inc. from 2016 to 2017. Earlier in his career, he worked at the Ministry of Transport from 2011 to 2016 and served as a research assistant at the China Academy of Transportation Sciences from 2009 to 2011. Dr. Guo received his Ph.D. in July 2009 from Beijing Jiaotong University, with a specialization in transportation planning and management. Dr. Guo was a visiting scholar at the University of Leeds in 2008.

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

Mr. Sean Shao has served as an independent director and the chairman of the audit committee of 21Vianet Group, Inc. (NASDAQ: VNET) since 2015 and UTStarcom Holdings Corp. (NASDAQ: UTSI) since 2012. He was an independent director of Whirlpool (China) Co., Ltd. from May 2024 to June 2025. Mr. Shao served several board and senior executive roles in various companies. Mr. Shao also worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao obtained a bachelor’s degree in art from East China Normal University in 1982 and a master’s degree in health care administration from the University of California at Los Angeles in 1988. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Ms. Qianli Liu is currently the Assistant Head of School, Business at Keystone Academy in Beijing. She has over 20 years of experience in investment banking and finance, including her current position as well as previously held senior management positions at Phoenix New Media Limited (NYSE: FENG), ChinaEdu Corp. (NASDAQ: CEDU) and MainOne Information Technology Company Ltd. She is currently also an independent director of XD Inc. (HKEX: 2400.HK), an independent director of BAIOO Family Interactive Limited (HKEX: 2100.HK), and an independent director of Feiyu Technology International Company Ltd. (HKEX: 1022.HK). Ms. Liu obtained her bachelor’s degree from Dartmouth College in 1997 and her MBA from the Massachusetts Institute of Technology Sloan School of Management in 2003.

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

6.B.	Compensation

In 2025, we paid an aggregate of RMB13.4 million (US$1.9 million) in cash to our executive officers, and paid an aggregate of RMB4.2 million (US$0.6 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers, except that our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

2019 Share Option Plan

We adopted the 2019 Share Option Plan, in January 2019. The purpose of the 2019 Share Option Plan is to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. The maximum aggregate number of Class A Ordinary Shares that can be issued under the 2019 Share Option Plan is 79,015,500. As of February 28, 2026, 66,695,568 options (excluding any granted options that were subsequently canceled or expired) have been granted and fully vested under the 2019 Share Option Plan, all of which had been exercised.

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

2021 Equity Incentive Plan

We adopted a share incentive plan in January 2021, which we refer to as the 2021 Equity Incentive Plan in this annual report, to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of February 28, 2026, restricted share units to receive ADSs representing 200,011,880 Class A Ordinary Shares (excluding any granted restricted share units that were subsequently canceled), have been legally granted with restricted share units to receive ADSs representing 129,864,920 Class A Ordinary Shares vested under the 2021 Equity Incentive Plan.

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

	Class A Ordinary
	Shares
	Underlying
	Outstanding
	Share-Based	Exercise Price
Name	Awards Granted(1)	(US$ per Share)(2)	Date of Grant	Date of Expiration(3)
Dr. Jinyi Guo	36,866,160	0.0002	From January 18, 2019 to February 4, 2026	January 18, 2029
Wenbao Cao	*	0.0002	From January 18, 2019 to February 4, 2026	from January 18, 2029 to November 6, 2030
Feng Liu	771,024	N/A	From July 1, 2021 to July 1, 2024	N/A
Sean Shao	771,024	N/A	From July 1, 2021 to July 1, 2024	N/A
Qianli Liu	368,144	N/A	From January 17, 2023 to July 1, 2024	N/A
Joel A. Getz	314,768	N/A	From January 17, 2023 to January 21, 2025	N/A
Jing An	*	N/A	From July 1, 2022 to February 4, 2026	N/A
*	Less than 1% of our total outstanding Ordinary Shares on an as-converted basis.
(1)	Include shares underlying options and shares in the form of restricted share units. Restricted share units have no applicable exercise price or expiration date.
(2)	Not applicable to restricted share units.
(3)	Not applicable to restricted share units.

As of February 28, 2026, other grantees as a group were granted (i) options (excluding any granted options that were subsequently canceled) to purchase 33,310,376 Class A Ordinary Shares, and (ii) restricted share units representing 168,260,904 Class A Ordinary Shares (in the form of 21,032,613 ADSs).

6.C.	Board Practices

Board of Directors

Our Board consists of ten directors, including four independent directors, namely Mr. Feng Liu, Mr. Sean Shao, Ms. Qianli Liu and Mr. Joel A. Getz. A director is not required to hold any shares in our company to qualify to serve as a director.

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

Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. The functions and powers of our Board include, among others, (i) convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

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

We had 29,217 full-time employees and 45,373 part-time employees as of December 31, 2023, 33,795 full-time employees and 50,396 part-time employees as of December 31, 2024, and 43,709 full-time employees and 62,738 part-time employees as of December 31, 2025, the vast majority of whom were based in China. As of December 31, 2025, our full-time employees consisted of 40,252 store operation employees, 676 store development employees, 785 technology development employees, 1,777 general and administration employees and 219 sales and marketing employees.

We formulate our recruitment plan considering our expansion plan and the human resources needs for existing self-operated stores and those in the pipeline. Our full-time employees go through a thorough recruitment and assessment process with HR and the operations manager while our part-time employees are usually interviewed by store managers of the respective stores. Our partners will be responsible for recruitment for the partnership stores.

We provide our employees, partners and employees at partnership stores with comprehensive training. We train them vigorously mainly through our internal training center, offering them both self-developed programs and external courses. We provide both online and offline training for our storefront staff to sharpen their skills.

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

We engage independent third-party service providers to recruit some outsourced staff. As of December 31, 2025, a majority of our part-time storefront staff were such outsourced staff.

We maintain a good working relationship with our employees, and as of the date of this annual report, we had not experienced any material labor disputes.

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our Shares as of March 18, 2026, assuming conversion of all of our outstanding Class B Ordinary Shares and Senior Preferred Shares into Class A Ordinary Shares on a one-to-one basis, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of any class of our Shares.

The calculations in the table below are based on, (i) 2,154,137,392 issued and outstanding Class A Ordinary Shares, which is calculated by 2,158,141,800 Class A Ordinary Shares on our ROM as of February 28, 2026 excluding a total of 4,004,008 Class A Ordinary Shares that represent Class A Ordinary Shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding as of February 28, 2026, (ii) 136,172,004 outstanding Class B Ordinary Shares as of February 28, 2026, and (iii) 295,384,619 outstanding Senior Preferred Shares as of February 28, 2026.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned as of March 18, 2026
		Class A		Class B			Percentage of
		Percentage of		Percentage of		Percentage	total Shares, as	Percentage
		total Class A		total Class B		of total	converted	of aggregate
		Ordinary		Ordinary		Senior	one-to-one into a	voting
	Number	Shares*	Number	Shares*	Number	Preferred Shares**	single class	power**
Directors and Executive Officers:
Hui Li(1)	164,790,181	7.6%	136,172,004	100.0%	295,384,615	100.0%	23.1%	47.8%
Dr. Jinyi Guo	28,166,160	1.3%	—	—	—	—	1.1%	0.7%
Wenbao Cao	12,209,464	0.6%	—	—	—	—	0.5%	0.3%
Feng Liu(2)	744,728	0.0%	—	—	—	—	0.0%	0.0%
Sean Shao	693,208	0.0%	—	—	—	—	0.0%	0.0%
Qianli Liu	290,328	0.0%	—	—	—	—	0.0%	0.0%
Weihao (Michael) Chen	—	—	—	—	—	—	—	—
Jun Liu	—	—	—	—	—	—	—	—
Joel A. Getz	244,608	0.0%	—	—	—	—	0.0%	0.0%
Guiyi Chen	—	—	—	—	—	—	—	—
Jing An	2,276,000	0.1%	—	—	—	—	0.1%	0.1%
All directors and executive officers as a group	209,414,677	9.7%	136,172,004	100.0%	295,384,615	100.0%	24.8%	49.0%
Principal Shareholders:
Centurium Capital(1)	164,790,181	7.6%	136,172,004	100.0%	295,384,615	100.0%	23.1%	47.8%
Joy Capital(3)	107,235,500	5.0%	—	—	4	0.0%	4.1%	2.8%
First Beijing(4)	107,699,376	5.0%	—	—	—	—	4.2%	2.8%

Notes:

*

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 2,154,137,392 Class A Ordinary Shares, or 136,172,004, being the number of Class B Ordinary Shares, or 295,384,619, being the number of Senior Preferred Shares, as appropriate, as of February 28, 2026 and (ii) the number of Ordinary Shares underlying share options and/or restricted share units held by such person or group that are exercisable or, for restricted share units, expected to vest within 60 days of February 28, 2026.

**

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Ordinary Shares and Senior Preferred Shares as a single class.

(1)	Represents (i) 56,573,990 Class A Ordinary Shares (including 21,017,992 Class A Ordinary Shares in the form of 2,627,249 ADSs) held by Camel ZQ Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Camel ZQ”); (ii) 25,384,789 Class A Ordinary Shares held by Centurium Capital II Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Centurium Capital II”); (iii) 4,354,773 Class A Ordinary Shares held by Camel Zhengkai Limited, an exempted company incorporated under the laws of the Cayman Islands (“Camel Zhengkai”); (iv) 32,313,906 Class A Ordinary Shares held by CCM Prosper L.P., a limited partnership incorporated under the laws of the Cayman Islands (“CCM Prosper”); (v) 32,313,906 Class A Ordinary Shares held by Masterclass Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Masterclass”); (vi) 13,848,817 Class A Ordinary Shares held by Tianyu Ruikong Limited, a company incorporated under the laws of the British Virgin Islands (“Tianyu”); (vii) 4 Class B Ordinary shares held by Fortunate Cup Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Fortunate Cup”); (viii) 136,172,000 Class B Ordinary Shares held by Centurium Investment Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Centurium Investment”); (ix) 158,158,519 Senior Preferred Shares held by Centurium Capital Partners 2018, L.P., a limited partnership incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Centurium Fund I”); (x) 125,486,906 Senior Preferred Shares held by CCM Lucky, L.P., a limited partnership incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“CCM Lucky”); and (xi) 11,739,190 Senior Preferred Shares held by CCM CB II, L.P., a limited partnership incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“CCM CB II”). As reported in the Schedule 13D (Amendment No.7) filed by Centurium Fund I and other filers on February 5, 2026, Centurium Holdings Ltd. (“Centurium”) is an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is the sole shareholder of Centurium Capital II and Centurium Investment, and holds interests in the general partners of certain private equity funds, including Centurium Fund I, CCM Lucky, CCM CB II, CCM Prosper and Centurium Capital Partners II, L.P., a limited partnership incorporated under the laws of the Cayman Islands (“USD Fund II”), that hold interests in Fortunate Cup and Masterclass; USD Fund II is the sole shareholder of Fortunate Cup; Hui Li is the sole shareholder and director of Centurium Holdings (BVI) Ltd., an exempted company incorporated under the laws of the British Virgin Islands and the sole shareholder of Centurium. Hui Li has sole voting and investment discretion with respect to Tianyu. All voting power in Camel ZQ and Camel Zhengkai is held by an entity ultimately controlled by Hui Li. On February 5, 2026, all of the 136,172,000 Class B Ordinary Shares held by Lucky Cup Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, were transferred to Centurium Investment, another entity controlled by Centurium and, accordingly, did not result in any change in reportable beneficial ownership by either of the Reporting Persons (the “Lucky Cup Internal Transfer”). Financing for the Lucky Cup Internal Transfer was obtained via a loan from China Citic Bank Corporation Limited Shanghai Branch, pursuant to which (a) Centurium’s interests in Centurium Investment and Centurium Capital II, as well as Tianyu’s direct shareholder’s interests in Tianyu, (b) 39,233,606 Class A Ordinary Shares held by Centurium Capital II and Tianyu, and (c) 136,172,000 Class B Ordinary Shares held by Centurium Investment were pledged as security. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder; each of Centurium Holdings Ltd., Centurium Holdings (BVI) Ltd. and Hui Li may be deemed to indirectly beneficially own the shares of the Issuer held by Camel ZQ, Centurium Capital II, Camel Zhengkai, Fortunate Cup, CCM Prosper, Masterclass, Tianyu, Centurium Investment, Centurium Fund I, CCM Lucky and CCM CB II. The address of the principal business and principal office of each of Camel ZQ, Fortunate Cup, CCM Prosper, and Masterclass is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of the principal business and principal office of Tianyu is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The address of principal business and principal office of Centurium Investment, Centurium Fund I, CCM Lucky, CCM CB II, Centurium Capital II is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of principal business and principal office of Camel Zhengkai is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(2)	Represents (i) 693,208 Class A Ordinary Shares (in the form of 86,651 ADSs) directly held by Mr. Feng Liu; and (ii) 51,520 Class A Ordinary Shares (in the form of 6,440 ADSs) indirectly held by Mr. Feng Liu through his son.

(3)	Represents (i) 39,490,000 Class A Ordinary Shares (in form of 4,936,250 ADSs) beneficially owned by Joy Capital II, L.P. (“Joy II”), a Cayman Islands limited partnership; (ii) 32,341,000 Class A Ordinary Shares (in form of 4,042,625 ADSs) beneficially owned by Joy Luck Management Limited (“Joy Luck”), a Hong Kong company; (iii) 35,404,500 Class A ordinary shares (in form of 4,425,562 ADSs and 4 Class A Ordinary Shares) beneficially owned by Honour Ample Limited (“Honour”), a British Virgin Islands company; and (iv) 4 Senior Preferred Shares held by Joy Soda Limited (“Soda”), a Hong Kong company. As reported in Schedule 13G filed by Joy II and other filers on February 14, 2023, Joy Capital GP, Ltd. is the general partner of Partner II, which is the general partner of Joy II. Joy Capital GP, Ltd. and Joy Capital II GP, L.P. (“Partner II”) may be deemed to have sole power to vote and sole power to dispose of our Shares directly owned by Joy II. Joy Capital GP, Ltd., Joy Luck, Honour and Soda are ultimately controlled by Mr. Erhai Liu (“Mr. Liu”). Mr. Liu disclaims beneficial ownership of shares held by Joy II, Joy Luck, Honour, and Soda, except to the extent of Mr. Liu’s pecuniary interest therein, if any. The registered address of each of Joy II, Partner II and Joy Capital GP, Ltd. is 4th Floor, Harbour Place, 103 South Church Street, P. O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The registered address of Honour is Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands. The registered address of each of Joy Luck and Soda is Room 2609, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong.
(4)	Consists of 107,699,376 Class A Ordinary Shares beneficially owned by First Beijing Investment Ltd (“First Beijing”), a private company limited by shares incorporated in Hong Kong, as reported in a Schedule 13G filed by First Beijing with the SEC on March 2, 2026. The address of First Beijing is 16th Floor, On Building, 162 Queens Road, Central, Hong Kong.
6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

In 2024 and 2025, we received sales and marketing services and other services in the ordinary course of business from Goumei (Zhejiang) Information Technology Co., Ltd (“Goumei”) and its wholly owned subsidiaries (“Goumei Group”) and YXT.Com Group Holding Limited. and its subsidiaries (“YXT.Com Group”), entities in which our controlling shareholder Centurium Capital has significant influence. The transaction amounts for such services were RMB116.6 million (US$16.0 million) and RMB1.0 million (US$0.1 milllion), respectively, in 2024; and the transaction amounts were RMB53.9 million (US$7.7 million) and RMB1.1 million (US$0.2 milllion), respectively, in 2025.

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

Certain individuals and institutions claiming to have made investments related to the Company’s ADS have made informal demands for the Company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020. In the aggregate, the investors that have made informal demands have asserted losses in excess of US$325 million. On April 13, 2023, two of those investors commenced legal proceedings against us in the High Court of the Republic of Singapore, seeking to recover an alleged loss of US$145.8 million in the aggregate. These legal proceedings are currently in an early stage of development, and we intend to use our best efforts to defend. In January 2026, we were informed that additional investors purportedly commenced new proceedings in Singapore relating to the Fabricated Transactions; however as of the date of this annual report, the Company has not been served with process.

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

UCAR Inc. Proceedings

We entered into an agreement with UCAR Inc. on July 1, 2020 to pay RMB36.6 million to UCAR Inc. for the costs UCAR Inc. incurred as a result of the leasehold improvements of certain office space that we occupied. In September 2021, UCAR Inc. initiated an arbitration proceeding against Luckin Group in China International Economic and Trade Arbitration Commission, seeking to recover its costs and other relevant expenses allegedly incurred of approximately RMB38.4 million. As of December 31, 2022, the arbitration proceeding was closed with the final judgment that we are obligated to pay approximately RMB31.7 million for the leasehold improvement and related legal fees. We have made full payment and the ending balance of this liability was nil as of December 31, 2022.

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

A quorum required for a meeting of shareholders consists of a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our Board. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than ten percent (10%) of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our sixth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

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

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board, or are otherwise authorized by our sixth amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account) if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the Company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of King & Wood, our PRC legal counsel.

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

Based on the composition of our income and assets and the estimated value of our assets (including goodwill and other intangible assets), we believe that we were not a PFIC for our 2025 taxable year. However, there can be no assurances that we will not be a PFIC for the current or any future taxable year because our PFIC status is an annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill and other intangible assets, which may be determined, in part, by reference to our market capitalization, which has been, and may continue to be, volatile). Therefore, fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or any future taxable year.

Moreover, it is not entirely clear how the contractual arrangements between us and our Former VIE are treated for purposes of the PFIC rules, which could affect our PFIC status for taxable years during which our VIE structure was in place. Furthermore, there are uncertainties as to how the PFIC rules apply with respect to our partnership model. In addition, our PFIC status for any taxable year may depend, in part, on the magnitude of, and how we operate, our global franchise model and, if we earn income from royalties under this model, the extent to which such royalties will be treated as active under the PFIC rules. For these reasons, our PFIC status for any taxable year is uncertain.

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

Distributions paid on ADSs or Class A Ordinary Shares, other than certain pro rata distributions of ADSs or Class A Ordinary Shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for a dividends-received deduction.

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

Information Reporting and Backup Withholding

In general, payments of dividends and proceeds from the sale or other disposition of ADSs or Class A Ordinary Shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” (and establishes its exempt status, if required to do so) or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

Item 11.     Quantitative and Qualitative Disclosures About Market Risk

Foreign currency exchange rate risk

Renminbi is not a freely convertible currency. SAFE, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of Renminbi is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents, restricted cash, short-term investments and term-deposits denominated in Renminbi amounted to RMB3,555.5 million, RMB3,955.5 million, and RMB5,145.8 million as of December 31, 2023, 2024, and 2025 respectively.

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

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates and have not used any derivative financial instruments to manage the interest risk exposure in 2023, 2024, and 2025.

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

Based upon this evaluation, our management has concluded that, as of December 31, 2025, our existing disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management has concluded that the internal control over financial reporting as of December 31, 2025 was effective.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”), has audited the effectiveness of our Company’s internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or that were reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16.C.     Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, namely BDO China Shu Lun Pan Certified Public Accountants LLP, for the years ended December 31, 2024 and 2025.

	2024	2025
	RMB	RMB
Services:
Audit fees(1)	26,441	26,748
Audit-Related Fees(2)	527	1,225
Total liabilities	26,968	27,974
(1)	Audit Fees. Audit fees mean the aggregate fees billed or expected to be billed for each of the fiscal periods listed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-Related Fees. Audit-related fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

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

Our management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, Our management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. In particular, we established our data security and personal privacy protection management committee (the “Data Security and Personal Privacy Protection Management Committee”) in 2022, composed of personnel from our internal audit department, information security department, public affairs department, legal department and public relations department, to improve data security. The Data Security and Personal Privacy Protection Management Committee is responsible for developing data security and personal information protection strategies, plans, systems and specifications and providing necessary support, coordinating and making decisions on major data security incidents. Our cybersecurity programs are under the direction of our chairman of Data Security and Personal Privacy Protection Management Committee who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our chairman of Data Security and Personal Privacy Protection Management Committee and other dedicated personnel are experienced information systems security professionals and information security managers with many years of experience. In addition, we established our crisis management committee (the “Crisis Management Committee”), chaired by our chief executive officer and composed of specialized working groups to manage and respond to crisis in our business operations, including cybersecurity crisis.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, which subjects us to evolving governmental regulations and other legal obligations related to privacy, cybersecurity, information security and data protection, many of which are subject to changes and uncertain interpretations. Any failure to comply with these governmental regulations and legal obligations, improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

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
4.8

Series B-1 Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Darsana Master Fund LP, Bel45 Private Opportunities Fund, L.P., Tango Capital Opportunities Fund, L.P., TSCL Private Markets Fund, L.P., NDSIB Private Opportunities Fund, L.P., BlackRock Private Opportunities Fund IV, L.P., BR POF IV Cayman Master Fund, L.P., High Rock Direct Fund, L.P., BlackRock MD Private Opportunities Fund, L.P., 1885 Private Opportunities Fund, L.P., NHRS Private Opportunities Fund, L.P., Sullivan Way Private Opportunities Fund, L.P., Coin Private Opportunities, L.P., POF III Scottish Master, L.P., BlackRock Inverwood Private Opportunities Fund, L.P., OV Private Opportunities, L.P., Red River Direct Investment Fund III, L.P., BR/ERB Co-Investment Fund II, L.P., BlackRock MSV Private Opportunities Fund, L.P., Private Equity Partners VII Master, L.P., Private Equity Partners VII US, L.P., BlackRock Private Opportunities Fund IV Master SCSp, Total Alternatives Fund—Private Equity LP, Total Alternatives Fund—Private Equity (B) LP and other parties named therein dated April 12, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.9

Subscription Agreement by and between the Registrant and Louis Dreyfus Company B.V. dated April 19, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

4.10

English translation of Termination Agreement of the Contractual Agreements by and among Beijing WFOE, Beijing Luckin Coffee Technoligy Ltd., and the shareholders of Beijing Luckin Coffee Technology Ltd., dated March 15, 2024 (incorporated herein by reference to Exhibit 4.11 to the annual report for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 8, 2024)

4.11

Restructuring Support Agreement by and among the Registrant, the joint provisional liquidators appointed to the Company by the order of the Grand Court of the Cayman Islands dated July 15, 2020 in the provisional liquidation proceedings relating to the Registrant (Cause No. FSD 157 of 2020(ASCJ)) and certain holders of the Registrant’s convertible senior notes due 2025, dated March 16, 2021 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K (File No. 001-38896) filed with the Securities and Exchange Commission on March 16, 2021)

4.12

Amendment No.1 dated September 1, 2021 to the Restructuring Support Agreement dated March 16, 2021, by and among the Registrant, the joint provisional liquidators appointed to the Company by the order of the Grand Court of the Cayman Islands dated July 15, 2020 in the provisional liquidation proceedings relating to the Registrant (Cause No. FSD 157 of 2020 (ASCJ)) and certain holders of the Registrant’s convertible senior notes due 2025

4.13

Investment Agreement by and among the Registrant, Cannonball Limited and Joy Capital II, L.P, dated April 15, 2021 (incorporated herein by reference to Exhibit 4.20 to the annual report for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on June 30, 2021)

4.14

Rights Agreement, dated as of October 14, 2021, between Luckin Coffee Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, including as Exhibit A the forms of Rights Certificate and of Election to Exercise (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, furnished on October 14, 2021)

4.15

Amendment No. 1 dated as of October 10, 2024 to the Rights Agreement dated as of October 14, 2021, between Luckin Coffee Inc. and Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC), as Rights Agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K furnished on October 10, 2024)

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

Date: March 27, 2026

LUCKIN COFFEE INC.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Luckin Coffee Inc.

Xiamen, The People’s Republic of China

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Luckin Coffee Inc. and its consolidated subsidiaries (collectively, the “Group”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated March 27, 2026 expressed an unqualified opinion thereon.

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

Revenue recognition for product sales in self-operated stores

As described in Note 2(q) to the consolidated financial statements, the Group generated approximately RMB 36.2 billion revenue from product sales in self-operated stores during the year ended December 31, 2025. Customers place orders for products mainly through the Group’s application, Weixin mini-program and other third-party platforms with different options to pay through third-party online payment platforms.

We identified the occurrence of product sales in self-operated stores as a critical audit matter. Complex auditor judgement was involved in designing and performing audit procedures over product sales due to the significant volume of transactions through multiple sales channels recorded via the Group’s internally developed applications. Auditing these transactions was challenging because of the extent of audit effort and the involvement of information technology audit professionals with specialized skills and knowledge.

The primary procedures we performed to address this critical audit matter included:

●	Testing the operating effectiveness of certain controls relating to relevant business processes of product sales in self-operated stores, including relevant information technology (“IT”) automated controls.
●	Performing targeted tests of transactions including: (i) testing completeness and accuracy of certain revenue reports used with the assistance of our IT specialists, (ii) validating the existence of self-operated stores by identifying self-operated stores through on-line maps and agreeing store locations to address information maintained by management, (iii) reconciling cash payments between third-party payment platforms’ records and the Group’s accounting records, (iv) performing test of customer transactions and reviewing relevant supporting details, and (v) performing data analytical procedures over the customer orders with the assistance of our IT specialists.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Group’s auditor since 2022.

Shanghai, The People’s Republic of China

March 27, 2026

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Luckin Coffee Inc.

Xiamen, The People’s Republic of China

Opinion on Internal Control over Financial Reporting

We have audited Luckin Coffee Inc.’s and its consolidated subsidiaries (collectively, the “Group’s”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Group as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 27, 2026 expressed an unqualified opinion thereon.

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

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, The People’s Republic of China

March 27, 2026

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		4,362,309	2,294,112	327,436
Restricted cash		3,781	5,362	765
Short-term investments, net	2(g)	250,000	2,579,000	368,097
Accounts receivable, net	4	111,251	156,330	22,313
Receivables from online payment platforms		438,458	580,557	82,862
Inventories, net	5	2,500,205	2,966,506	423,406
Prepaid expenses and other current assets, net	6	1,938,054	2,520,657	359,770
Term deposit - current		1,127,541	3,328,423	475,061
Total current assets		10,731,599	14,430,947	2,059,710

Non-current assets:
Property and equipment, net	7	5,065,903	6,289,986	897,761
Restricted cash		40,595	57,459	8,201
Other non-current assets, net	8	929,165	968,836	138,281
Deferred tax assets, net	16	271,601	217,036	30,977
Operating lease, right-of-use assets	18	5,937,063	7,637,320	1,090,065
Term deposit - non-current		150,000	700,000	99,910
Total non-current assets		12,394,327	15,870,637	2,265,195

Total assets		23,125,926	30,301,584	4,324,905

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	9	300,000	—	—
Accounts payable		738,677	1,103,767	157,539
Accrued expenses and other current liabilities	10	3,034,205	4,148,323	592,085
Deferred revenues		153,248	156,290	22,307
Payable for equity litigants settlement	20	119,560	149,887	21,393
Operating lease liabilities	18	2,343,387	2,948,353	420,815
Total current liabilities		6,689,077	8,506,620	1,214,139

Non-current liabilities
Long-term bank borrowings	9	33,600	—	—
Deferred tax liabilities	16	—	339,797	48,499
Operating lease liabilities	18	3,330,529	4,315,808	615,990
Total non-current liabilities		3,364,129	4,655,605	664,489

Total liabilities		10,053,206	13,162,225	1,878,628

Commitments and contingencies	20

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

		As of December 31,
	Notes	2024	2025
		RMB	RMB	US$
Mezzanine equity:
Convertible senior preferred shares (US$0.000002 par value; 307,692,307 and 307,692,307 shares authorized as of December 31, 2024 and 2025, respectively; 295,384,619 and 295,384,619 issued and outstanding as of December 31, 2024 and 2025, respectively)	14	1,514,660	1,514,660	216,185
Total Mezzanine equity		1,514,660	1,514,660	216,185

Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value; 19,692,307,693 and 19,692,307,693 shares authorized as of December 31, 2024 and 2025, respectively, 2,124,695,348 and 2,158,141,800 issued and outstanding as of December 31, 2024 and 2025, respectively)	13	24	24	3
Class B ordinary shares (US$0.000002 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 144,778,552 and 136,172,004 issued and outstanding as of December 31, 2024 and 2025, respectively)	13	2	2	—
Additional paid-in capital		16,705,240	17,278,391	2,466,122
Statutory reserves		368,046	453,625	64,745
Accumulated deficits		(5,953,788)	(2,438,985)	(348,113)
Accumulated other comprehensive income		438,536	331,642	47,335
Total Company’s ordinary shareholders’ equity		11,558,060	15,624,699	2,230,092

Total liabilities, mezzanine equity and shareholders’ equity		23,125,926	30,301,584	4,324,905

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the year ended
		December 31,
	Notes	2023	2024	2025
		RMB	RMB	RMB	US$
Net revenues:
Revenues from product sales		18,677,390	26,729,523	37,694,405	5,380,073
Revenues from partnership stores		6,225,776	7,745,291	11,593,690	1,654,752
Total net revenues	2(q)	24,903,166	34,474,814	49,288,095	7,034,825
Cost of materials		(10,897,409)	(14,083,291)	(18,783,453)	(2,680,938)
Store rental and other operating costs		(5,167,482)	(8,540,683)	(11,241,945)	(1,604,548)
Depreciation and amortization expenses	7,8	(604,580)	(1,190,037)	(1,557,383)	(222,283)
Delivery expenses		(2,010,699)	(2,821,069)	(6,878,734)	(981,793)
Sales and marketing expenses		(1,286,523)	(1,920,305)	(2,595,705)	(370,482)
General and administrative expenses		(1,829,651)	(2,420,462)	(3,057,020)	(436,324)
Store preopening and other expenses		(109,685)	(69,556)	(85,412)	(12,191)
Impairment loss of long-lived assets	7,8	(5,229)	(8,925)	(8,495)	(1,212)
Losses and expenses related to Fabricated Transactions and Restructuring		28,515	149,583	(7,013)	(1,001)
Total operating expenses		(21,882,743)	(30,904,745)	(44,215,160)	(6,310,772)
Operating income		3,020,423	3,570,069	5,072,935	724,053
Interest and investment income		108,682	89,195	188,630	26,923
Interest and financing expenses		—	(3,924)	(125)	(18)
Foreign exchange gain/(loss), net		2,968	(13,239)	(26,747)	(3,818)
Other income, net		62,283	84,161	80,808	11,534
Provision for equity litigants settlement	20	(92,192)	—	(35,326)	(5,042)
Income before income taxes		3,102,164	3,726,262	5,280,175	753,632
Income tax expense	16	(258,127)	(770,553)	(1,679,793)	(239,755)
Net income		2,844,037	2,955,709	3,600,382	513,877
Net income attributable to the Company’s ordinary shareholders		2,844,037	2,955,709	3,600,382	513,877

Net income per share*:	17
Basic		1.12	1.16	1.40	0.20
Diluted		1.12	1.16	1.40	0.20

Weighted average shares outstanding used in calculating basic and diluted income per share:	17
Basic		2,532,109,710	2,545,968,813	2,565,138,656	2,565,138,656
Diluted		2,532,563,302	2,548,002,050	2,568,173,041	2,568,173,041

Net income		2,844,037	2,955,709	3,600,382	513,877
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation difference, net of tax of nil		(360)	41,592	(106,894)	(15,257)
Total comprehensive income		2,843,677	2,997,301	3,493,488	498,620
Total comprehensive income attributable to the Company’s ordinary shareholders		2,843,677	2,997,301	3,493,488	498,620

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

										Total
							Accumulated			Company’s
						Additional	other			ordinary	Total
		Class A ordinary shares		Class B ordinary shares		paid-in	comprehensive	Statutory	Accumulated	shareholders’	shareholders
	Notes	Share	Amount	Share	Amount	capital	income	reserves	deficits	equity	equity
Balance as of December 31, 2022		2,079,801,956	23	144,778,552	2	16,037,406	397,304	35,657	(11,421,145)	5,049,247	5,049,247
Net income		—	—	—	—	—	—	—	2,844,037	2,844,037	2,844,037
Foreign currency translation difference		—	—	—	—	—	(360)	—	—	(360)	(360)
Issuance of Class A ordinary shares	13	13,478,384	—	—	—	79	—	—	—	79	79
Appropriation to statutory reserves	12	—	—	—	—	—	—	132,022	(132,022)	—	—
Share based compensation	15	—	—	—	—	239,506	—	—	—	239,506	239,506
Balance as of December 31, 2023		2,093,280,340	23	144,778,552	2	16,276,991	396,944	167,679	(8,709,130)	8,132,509	8,132,509
Net income		—	—	—	—	—	—	—	2,955,709	2,955,709	2,955,709
Foreign currency translation difference		—	—	—	—	—	41,592	—	—	41,592	41,592
Issuance of Class A ordinary shares	13	19,107,320	1	—	—	1	—	—	—	2	2
Appropriation to statutory reserves	12	—	—	—	—	—	—	200,367	(200,367)	—	—
Share based compensation	15	—	—	—	—	364,846	—	—	—	364,846	364,846
Conversion from Senior Preferred Shares to Class A Ordinary Shares		12,307,688	—	—	—	63,379	—	—	—	63,379	63,379
Others		—	—	—	—	23	—	—	—	23	23
Balance as of December 31, 2024		2,124,695,348	24	144,778,552	2	16,705,240	438,536	368,046	(5,953,788)	11,558,060	11,558,060
Net income		—	—	—	—	—	—	—	3,600,382	3,600,382	3,600,382
Foreign currency translation difference		—	—	—	—	—	(106,894)	—	—	(106,894)	(106,894)
Cancellation of Class A Ordinary share(s) as Treasury shares		(200,032)	—	—	—	—	—	—	—	—	—
Issuance of Class A ordinary shares	13	25,040,000	—	—	—	3	—	—	—	3	3
Appropriation to statutory reserves	12	—	—	—	—	—	—	85,579	(85,579)	—	—
Share based compensation	15	—	—	—	—	573,148	—	—	—	573,148	573,148
Conversion from Class B Ordinary Shares to Class A Ordinary Shares	13	8,606,496	—	(8,606,496)	—	—	—	—	—	—	—
Others		(12)	—	(52)	—	—	—	—	—	—	—
Balance as of December 31, 2025		2,158,141,800	24	136,172,004	2	17,278,391	331,642	453,625	(2,438,985)	15,624,699	15,624,699
Balance as of December 31, 2025(US$)		2,158,141,800	3	136,172,004	—	2,466,122	47,335	64,745	(348,113)	2,230,092	2,230,092

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares)

	For the year ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	2,844,037	2,955,709	3,600,382	513,877
Adjustments to reconcile net income to net cash provided by operating activities:
Foreign exchange gain/(loss), net	(2,968)	13,239	26,747	3,818
Loss on disposal of property and equipment	12,713	4,017	3,513	501
Depreciation and amortization	604,580	1,190,037	1,557,383	222,283
Lease cost	1,399,217	2,331,919	2,917,711	416,441
Impairment of long-lived assets	5,229	8,925	8,495	1,212
Allowance for prepayments and accounts receivable	(3,194)	(15,131)	(40)	(6)
Deferred income tax	(141,613)	78,481	394,362	56,287
Share-based compensation expenses	239,506	364,846	573,148	81,805

Changes in operating assets and liabilities:
Accounts receivable	(21,685)	(30,332)	(45,258)	(6,460)
Inventories	(983,126)	(276,518)	(436,581)	(62,313)
Receivables from online payment platforms	(62,241)	(224,312)	(142,086)	(20,280)
Prepaid expenses and other current assets	(489,374)	(387,384)	(597,487)	(85,275)
Other non-current assets	(216,260)	(107,544)	(116,228)	(16,589)
Accounts payable	373,203	(76,204)	365,511	52,169
Accrued expenses and other liabilities	674,013	677,863	932,174	133,048
Deferred revenues	26,056	29,817	3,189	455
Operating lease liabilities	(1,442,016)	(2,308,156)	(2,989,199)	(426,644)
Payable for equity litigants settlement	84,348	—	35,326	5,042

Net cash provided by operating activities	2,900,425	4,229,272	6,091,062	869,371

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(2,750,220)	(2,301,791)	(2,623,694)	(374,476)
Payment for land use right	(6,478)	(116,557)	—	—
Cash received from disposal of property and equipment	1,982	407	941	134
Purchases of short-term investments	(1,550,000)	(366,000)	(3,429,000)	(489,417)
Proceeds received from maturity of short-term investments	1,450,000	216,000	1,100,000	157,002
Floating interest received from structured deposits	22,545	10,080	13,467	1,922
Purchases of term deposit	(657,527)	(1,232,940)	(4,290,235)	(612,340)
Proceeds received from maturity of term deposit	42,599	580,995	1,431,976	204,384
Proceeds received from asset-related government subsidy	—	—	10,042	1,433

Net cash used in investing activities	(3,447,099)	(3,209,806)	(7,786,503)	(1,111,358)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	—	300,000	—	—
Proceeds from the long-term borrowings	—	33,600	—	—
Short-term bank and other borrowings payments	—	—	(300,000)	(42,819)
Long-term borrowing payments	—	—	(33,600)	(4,796)

Net cash provided by/(used in) financing activities	—	333,600	(333,600)	(47,615)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	7,398	14,976	(20,711)	(2,956)
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(539,276)	1,368,042	(2,049,752)	(292,558)
Cash and cash equivalents and restricted cash at beginning of years	3,577,919	3,038,643	4,406,685	628,960

Cash and cash equivalents and restricted cash at end of years	3,038,643	4,406,685	2,356,933	336,402
Supplemental disclosures of cash flow information:
Interests received	101,753	69,037	121,783	17,382
Interests paid, net of capitalization	—	(3,688)	(486)	(69)
Income taxes paid	(426,744)	(455,857)	(1,256,993)	(179,409)

Supplemental disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other liabilities	438,554	261,741	(139,675)	(19,936)
Obtaining right-of-use assets in exchange for lease liabilities	4,463,919	2,886,567	4,404,921	628,709
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	2,925,709	4,362,309	2,294,112	327,436
Current restricted cash	66,080	3,781	5,362	765
Non-current restricted cash	46,854	40,595	57,459	8,201
Total cash, cash equivalents and restricted cash in the statements of cashflows	3,038,643	4,406,685	2,356,933	336,402

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

For the year ended December 31, 2025, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities

Subsidiaries:
Luckin Coffee Investment Inc. (“Luckin BVI”)	June 16, 2017	British Virgin Islands	100%	Investment holding
Luckin Coffee International Holdings Inc. (“Luckin International BVI”)	February 20, 2020	British Virgin Islands	100%	Investment holding
First Ray International Holdings (Cayman) Limited (“First Ray Cayman”)	July 25, 2024	Cayman Islands	100%	Investment holding
First Ray Holding Limited (“First Ray BVI”)	August 1, 2023	British Virgin Islands	100%	Investment holding
1st Ray International Holdings PTE. LTD. (“1st Ray International”)	September 11, 2024	Singapore	100%	Holding company of international business
Luckin Coffee Holding Singapore PTE. LTD. (“Luckin Singapore Holding”)	August 1, 2023	Singapore	100%	Holding company of Southeast Asia business
Luckin Coffee (SGP) PTE. LTD (“Luckin Singapore”)	August 11, 2022	Singapore	100%	Singapore store operating
Luckin Coffee (Hong Kong) Limited (“Luckin HK”)	June 19, 2017	Hong Kong, PRC	100%	Investment holding
Luckin Coffee Trading (Hong Kong) Limited (“Luckin Trading HK”)	April 1, 2022	Hong Kong, PRC	100%	International trading of materials for products
Luckin Coffee Roasting (Hong Kong) Limited (“Luckin Roasting”)	April 12, 2019	Hong Kong, PRC	100%	Investment holding
Luckin Coffee Hong Kong Operations Limited (“Luckin HK Operation”)	August 30, 2024	Hong Kong, PRC	100%	Hong Kong store operating
Beijing Luckin Coffee Co., Ltd. (“Beijing Wholly Foreign Owned Enterprise”, or, “Beijing WFOE”) (2)	October 31, 2017	PRC	100%	Retail services for freshly brewed drinks and pre-made food and beverage items and technical and consultation services
Luckin Investment (Tianjin) Co., Ltd. (“Luckin TJ”)	December 7, 2017	PRC	100%	Investment holding
Luckin Coffee Group Co., Ltd. (formerly as “Luckin Coffee (China) Co., Ltd”, “Luckin China”) (1) / (2) / (3)	March 28, 2018	PRC	100%	Headquarter
Luckin Coffee Roasting (Pingnan) Co., Ltd.	April 28, 2019	PRC	100%	Manufacture of materials for products
Luckin Coffee Food (Jiangsu) Co., Ltd	May 27, 2022	PRC	100%	Manufacture of materials for products
First Ray Operations (New York) LLC	October 18, 2024	U.S.	100%	U.S. store operating
(1)	Including their subsidiaries, collectively as the “PRC subsidiaries”.
(2)	On July 27, 2018, Beijing WFOE transferred all its 100% equity interest in its subsidiaries to Luckin China.
(3)	As of December 31, 2025, Luckin China had 67 direct and indirect wholly-owned subsidiaries.

1.    ORGANIZATION (CONTINUED)

“Former VIE” or “VIE” refers to Beijing Luckin Coffee Technology Ltd., which is a PRC company whose financial results had been consolidated into consolidated financial statements for the year ended or as of December 31, 2023.

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

On March 15, 2024 (the “Terminate Date”), the Company has terminated the contractual agreements entered into by and among the Beijing WFOE and Former VIE. The termination was determined because (i) the foreign restricted licenses and permits held through the Former VIE are not necessary for our business operations as currently conducted, and (ii) the Company believe the termination of these arrangements help to optimize corporate governance structure. The Former VIE was deconsolidated from the Group’s consolidated financial statements from the Terminate Date. As of December 31, 2024 and 2025, there were no assets and liabilities from the VIE in the Group’s Consolidated Financial Statements. Former VIE incurred net loss of RMB 9,233 thousands and generated net income of RMB145 thousands for the year ended December 31, 2023 and for the period ended March 14, 2024, respectively.

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

The Former VIE is not involved in the business operations or fund planning of the Group. However, Luckin Coffee Inc. and its subsidiaries may transfer cash to the Former VIE by loans or capital support, subject to satisfaction of applicable government registration and approval requirements, to satisfy the Former VIE’s miscellaneous cash demands, such as social insurance fees for employees whose social insurance accounts were registered under the Former VIE. For the year ended December 31, 2023, and for the period ended March 15, 2024, the PRC subsidiaries transferred RMB11.1 million and RMB0.2 million (US$22 thousands), respectively, to the Former VIE by loans or by capital support. In addition, the Former VIE may transfer cash as repayment of loans or, on an ad hoc basis, as working capital support to the PRC subsidiaries. For the year ended December 31, 2023, and for the period ended March 15, 2024, the Former VIE transferred to the PRC subsidiaries RMB0.6 million and RMB nil (US$ nil), respectively. These funds were used for repayment of loans or to support operations of the PRC subsidiaries.

Net cash generated from operating activities of the Former VIE was RMB nil and RMB 12 thousands for the year ended December 31, 2023 and for the period ended March 14, 2024, respectively. In assition, Net cash used in investing activities of the Former VIE was RMB nil and RMB 12 thousands for the year ended December 31, 2023 and for the period ended March 15, 2024, respectively.

There are no assets that are pledged or collateralized for the VIE’ obligations and which can only be used to settle the VIE’s obligations, except for registered capital. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its share capital and statutory reserve, to the Company in the form of loans and advances or cash dividends. Please refer to Note 12 for disclosure of restricted net assets. As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)    Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

(c)    Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to, estimates for allowance for credit losses of accounts receivable and other receivables, inventory provision, useful lives and impairment of long-lived assets, estimate of future material rights, refund liability, accounting for deferred income taxes and uncertain tax benefits, valuation allowance for deferred tax assets, fair value of share-based payments, provision of contingent liabilities, Changes in facts and circumstances may result in revised estimates.

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

(e)    Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB 7.0063 on December 26, 2025 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

(f)    Cash and cash equivalents

Cash and cash equivalents consist of demand deposits, highly-liquid investments placed with banks which are unrestricted as to withdrawal or use, and have original maturities of three months or less.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)    Short - term investments

Short - term investments purchased primarily represent structured deposits that are principal - protected and provide returns in the form of both fixed and variable interests with original maturities of less than one year. As of December 31, 2025 and 2024, the fair value of embedded derivatives included in short-term investments was immaterial.

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

(j)    Accounts receivable

Accounts receivable represent the amounts that the Group has an unconditional right to consideration. Accounts receivable that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for credit losses. As of December 31, 2024 and 2025, the expected credit losses for the Group’s account receivable were negligible.

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

(l)    Inventories

Inventories are stated at the lower of cost or net realizable value. Historically, the Group’s inventories were accounted for under weighted average method. Effective from July 1, 2025, the Group elected to change its method of accounting for certain of its inventories, primarily coffee beans produced in its roasting factories, from the weighted average method to the specific identification method, specifically, the by-batch method. The Group believes the by-batch method of accounting for coffee bean inventory in its roasting factories is preferable because this method: (i) better aligns the accounting records with the physical flow of inventories; (ii) better reflects the current cost of assets; and (iii) better represents how the management assesses the performances of different business units and better supports them to make strategic decisions. The effects of the change in accounting method have been retrospectively applied to all periods presented in all sections of this report and the financial impact is not material for any of the years presented.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)    Inventories (continued)

The impacts on the Group’s previously issued Consolidated Financial Statements are presented in the following tables:

	For the year ended December 31, 2025
	As Calculated	As Reported
	(Weighted	(Specific
	average	identification	Effect of
	method)	method)	Change
	RMB	RMB	RMB
Cost of materials	(18,777,806)	(18,783,453)	(5,647)
Total operating expenses	(44,209,513)	(44,215,160)	(5,647)
Operating income	5,078,582	5,072,935	(5,647)
Income before income taxes	5,285,822	5,280,175	(5,647)
Income tax expense	(1,681,205)	(1,679,793)	1,412
Net income	3,604,617	3,600,382	(4,235)
Net income attributable to the Company’s ordinary shareholders	3,604,617	3,600,382	(4,235)
Net income per share:
Basic	1.41	1.40	(0.01)
Diluted	1.40	1.40	0.00
Net income per ADS:
Basic	11.28	11.20	(0.08)
Diluted	11.20	11.20	0.00

Net income	3,604,617	3,600,382	(4,235)
Total comprehensive income	3,497,723	3,493,488	(4,235)
Total comprehensive income attributable to the Company’s ordinary shareholders	3,497,723	3,493,488	(4,235)

	For the year ended December 31, 2024
	As Previously
	Reported	As Adjusted
	(Weighted	(Specific
	average	identification	Effect of
	method)	method)	Change
	RMB	RMB	RMB
Cost of materials	(14,115,299)	(14,083,291)	32,008
Total operating expenses	(30,936,753)	(30,904,745)	32,008
Operating income	3,538,061	3,570,069	32,008
Income before income taxes	3,694,254	3,726,262	32,008
Income tax expense	(762,551)	(770,553)	(8,002)
Net income	2,931,703	2,955,709	24,006
Net income attributable to the Company’s ordinary shareholders	2,931,703	2,955,709	24,006
Net income per share:
Basic	1.15	1.16	0.01
Diluted	1.15	1.16	0.01
Net income per ADS:
Basic	9.20	9.28	0.08
Diluted	9.20	9.28	0.08

Net income	2,931,703	2,955,709	24,006
Total comprehensive income	2,973,295	2,997,301	24,006
Total comprehensive income attributable to the Company’s ordinary shareholders	2,973,295	2,997,301	24,006

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)    Inventories (continued)

	For the year ended December 31, 2023
	As Previously
	Reported	As Adjusted
	(Weighted	(Specific
	average	identification	Effect of
	method)	method)	Change
	RMB	RMB	RMB
Cost of materials	(10,892,214)	(10,897,409)	(5,195)
Total operating expenses	(21,877,548)	(21,882,743)	(5,195)
Operating income	3,025,618	3,020,423	(5,195)
Income before income taxes	3,107,359	3,102,164	(5,195)
Income tax expense	(259,426)	(258,127)	1,299
Net income	2,847,933	2,844,037	(3,896)
Net income attributable to the Company’s ordinary shareholders	2,847,933	2,844,037	(3,896)
Net income per share:
Basic	1.12	1.12	0.00
Diluted	1.12	1.12	0.00
Net income per ADS:
Basic	8.96	8.96	0.00
Diluted	8.96	8.96	0.00

Net income	2,847,933	2,844,037	(3,896)
Total comprehensive income	2,847,573	2,843,677	(3,896)
Total comprehensive income attributable to the Company’s ordinary shareholders	2,847,573	2,843,677	(3,896)

	As of December 31, 2025			As of December 31, 2024
				As Previously
	As Calculated	As Reported		Reported	As Adjusted
	(Weighted	(Specific	Effect	(Weighted	(Specific	Effect
	average	identification	of	average	identification	of
	method)	method)	Change	method)	method)	Change
	RMB	RMB	RMB	RMB	RMB	RMB
Inventories, net	2,945,339	2,966,506	21,167	2,473,393	2,500,205	26,812
Total current assets	14,409,780	14,430,947	21,167	10,704,787	10,731,599	26,812
Total Assets	30,280,417	30,301,584	21,167	23,099,114	23,125,926	26,812
Accrued expenses and other current liabilities	4,143,031	4,148,323	5,292	3,027,503	3,034,205	6,702
Total current liabilities	8,501,328	8,506,620	5,292	6,682,375	6,689,077	6,702
Total liabilities	13,156,933	13,162,225	5,292	10,046,504	10,053,206	6,702
Statutory reserves	451,506	453,625	2,119	365,927	368,046	2,119
Accumulated deficits	(2,452,741)	(2,438,985)	13,756	(5,971,779)	(5,953,788)	17,991
Total Company’s ordinary shareholders’ equity	15,608,824	15,624,699	15,875	11,537,950	11,558,060	20,110
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	30,280,417	30,301,584	21,167	23,099,114	23,125,926	26,812

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)    Inventories (continued)

	Effects on Changes of the Group’s Consolidated Equity
	As Previously Reported	As Adjusted
	(Weighted average method)	(Specific identification method)	Effect of Change
	RMB	RMB	RMB
Balance as of December 31 , 2025
Statutory reserves	451,506	453,625	2,119
Accumulated deficits	(2,452,741)	(2,438,985)	13,756
Total Company’s ordinary shareholders’ equity	15,608,824	15,624,699	15,875
Total shareholders’ equity	15,608,824	15,624,699	15,875

Balance as of December 31, 2024
Statutory reserves	365,927	368,046	2,119
Accumulated deficits	(5,971,779)	(5,953,788)	17,991
Total Company’s ordinary shareholders’ equity	11,537,950	11,558,060	20,110
Total shareholders’ equity	11,537,950	11,558,060	20,110

Balance as of December 31, 2023
Statutory reserves	168,204	167,679	(525)
Accumulated deficits	(8,705,759)	(8,709,130)	(3,371)
Total Company’s ordinary shareholders’ equity	8,136,405	8,132,509	(3,896)
Total shareholders’ equity	8,136,405	8,132,509	(3,896)

	Effect on the Group’s Consolidated Cashflows
	As Previously Reported	As Adjusted
	(Weighted average method)	(Specific identification method)	Effected of change
	RMB	RMB	RMB
Year ended December 31, 2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	3,604,617	3,600,382	(4,235)
Changes in operating assets and liabilities:
Inventories	(442,226)	(436,581)	5,645
Accrued expenses and other liabilities	933,584	932,174	(1,410)
Net cash provided by operating activities	6,091,062	6,091,062	—

Year ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	2,931,703	2,955,709	24,006
Changes in operating assets and liabilities:
Inventories	(244,510)	(276,518)	(32,008)
Accrued expenses and other liabilities	669,861	677,863	8,002
Net cash provided by operating activities	4,229,272	4,229,272	—

Year ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	2,847,933	2,844,037	(3,896)
Changes in operating assets and liabilities:
Inventories	(988,322)	(983,126)	5,196
Accrued expenses and other liabilities	675,313	674,013	(1,300)
Net cash provided by operating activities	2,900,425	2,900,425	—

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)    Inventories (continued)

The Group recorded inventory reserves to write down the cost of inventory to the estimated net realizable value due to obsolete and slow-moving inventories, which is dependent upon factors such as historical and forecasted consumer demand, and application of the specific identification method. As of December 31, 2024 and 2025, inventory reserves were RMB56.2 million and RMB69.0 million (US$9.8 million), respectively. Write downs are recorded in cost of materials in the consolidated statements of operations and comprehensive income.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)    Impairment of long-lived assets other than goodwill (continued)

For the years ended December 31, 2023, 2024 and 2025, the Group recognized impairment of long-lived assets other than goodwill of RMB5.2 million, RMB8.9 million and RMB8.5 million (US$1.2 million), respectively.

Impairment loss of long-lived assets represented RMB5.2 million mainly for the assets in relation to Luckin Tea for the year ended December 31, 2023, RMB8.9 million and RMB8.5 million mainly for unrecoverable damaged coffee machines used in stores for the year ended December 31, 2024 and 2025, respectively.

(o)    Fair value

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, term deposits, short-term investments, accounts payable, receivables from online payment platforms, accounts receivables, other receivables and payables, lease liabilities, short-term bank borrowings, long-term bank borrowings and payable for equity litigants. Cash equivalents, short-term investments, term deposits and security deposits held in bank accounts for bank guarantee letters which is included in restricted cash are measured at fair value based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. The carrying values of financial instruments except for above mentioned items are measured at amortized cost.

(p)    Short-term and long-term bank borrowings

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)    Revenue recognition

	For the year ended December 31,
	2023		2024		2025		2025
	RMB	%	RMB	%	RMB	%	US$	%

	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	18,677,390	75.0	26,729,523	77.5	37,694,405	76.5	5,380,073	76.5
Freshly brewed drinks	16,877,880	67.8	24,501,085	71.1	34,616,741	70.2	4,940,802	70.2
Other products	1,241,868	5.0	1,685,413	4.9	2,319,079	4.7	330,999	4.7
Others	557,642	2.2	543,025	1.5	758,585	1.6	108,272	1.6
Revenues from partnership stores	6,225,776	25.0	7,745,291	22.5	11,593,690	23.5	1,654,752	23.5
Total net revenues	24,903,166	100.0	34,474,814	100.0	49,288,095	100.0	7,034,825	100.0

A description of the principal revenue generating activities of the Group is as follows:

Revenues from product sales

The Group offers freshly brewed drinks and other products and services (including pre-made food, beverage and merchandise items, membership and delivery services) mainly through its physical self-operated stores and online platforms. Total revenues from product sales were RMB18,677.4 million, RMB26,729.5 million and RMB37,694.4 million (US$5,380.1 million) for the years ended December 31, 2023, 2024 and 2025, respectively, including revenues from self-operated stores of RMB17,880.1 million, RMB25,591.7 million and RMB36,242.8 million (US$5,172.9 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Revenues from product sales include:

●	Revenues from freshly brewed drinks. The Group offers an array of freshly brewed drinks, with a focus on freshly brewed coffee, supplemented with non-coffee drinks such as Light Milk Tea series and Fruits and Veggies Tea series.
●	Revenues from other products. Other products mainly consist of food and instant coffee items, such as light meals and various merchandise, including premium instant coffee, inspirational cups and other consumer goods.
●	Revenues from others. Revenues from others mainly include delivery fees derived from self-operated stores paid by the customers and membership fees collected from the subscribed members.

Customers place orders for products mainly through the Group’s self-developed APP, Weixin mini-program and other third-party platforms with different options to pay through third-party online payment platforms. The Group recognizes revenues at point in time when the Group satisfies its performance obligation upon the control of the promised products are transferred to the customers or distributors. For delivery orders, most of the delivery service was provided by the Group itself, while a portion was provided by the third-party platforms. Delivery services provided by the Group is determined as an activity to fulfill the Group’s promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. Revenues represent the amount of consideration that the Group is entitled to, including products settlement price and delivery fees charged to customers, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. There is no significant financing component or variable consideration in the transaction price. The Group reasonably estimates the possibility of return based on the historical experience, and there were no material returns historically. When a customer receives a discount for purchasing a bundle of goods, that discount is allocated proportionately among the performance obligations using the relative stand-alone selling price method. The Group also provides subscription membership service, which provides the members the access to an evolving suite of benefits, such as extra discount, limited-time promotions and special offer on selected product offerings and new products, which represent a single stand-ready obligation. Membership fees are paid for at the time of or in advance of delivering the services. Revenues from such arrangements are recognized over the subscription period on a straight-line basis.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)    Revenue recognition (continued)

Revenues from product sales (continued)

The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs acting as a principal or the net amount acting as an agent. The Group is a principal for the substantial majority of product sales as the Group produces or obtains control of the specified goods before they are transferred to the customers, except for a portion of revenue from products sold on the Group’s own e-commerce platform, for which the Group’s obligation is to facilitate third-party merchants in fulfilling their performance obligation for the goods displayed on the Group’s own e-commerce platform acting as an agent. Revenue from product sales as an agent was negligible for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Revenues from partnership stores mainly consist of sales of materials, equipment and store construction-related materials to the partnership stores, profit-sharing and franchise and licensing revenue from the partnership stores for using the Luckin Coffee as well as integrated store operation solution, delivery services, franchise, maintenance services, disinfection services, design services and other services.

For material sales, the Group’s performance obligation is to transfer required materials at fixed unit price to its partners. The Group provides allowance (if any) for materials sales as consideration payable to partners when the partnership stores sell products to customers catering for the Group’s promotion strategy. Allowance for partnership stores is accounted for as a reduction of the transaction price. Therefore, sales of materials are generally recognized on the partners’ acceptance of materials, the settlement price is then deducted by the allowance provided to partnership stores which is generally determined in the same calendar month with the acceptance, if any. Revenue from material sales to partnership stores were RMB4,157.6 million, RMB5,538.6 million and RMB6,959.3 million (US$993.3 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

For equipment and store construction-related materials sales, the Group’s performance obligation is to transfer equipment at a fixed consideration with standard warranty provision and store construction-related materials to its partners. The standard warranty is not a distinct performance obligation as it is intended to provide by the Group’s suppliers to the partners an assurance that the equipment complies with agreed-upon functionality described in the contract. Revenue from sales of equipment to domestic retail partners is recognized at point in time when equipment is installed and tested to be ready to use. While revenue from sales of equipment to overseas exclusive partners is recognized at point in time when equipment is transferred. Revenue from sales of store construction-related materials is recognized at point in time upon receipt. Revenue from equipment and store construction-related materials sales to partnership stores were RMB877.2 million, RMB588.2 million and RMB860.8 million (US$122.9 million) for the years ended December 31, 2023, 2024 and 2025, respectively, and warrant liability was immaterial.

For profit-sharing from domestic retail partners and franchise and licensing revenue from overseas exclusive partners, the Group provides the integrated store operation solution, which includes the right to use brand name of Luckin Coffee, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, etc., in exchange for the profit-sharing based on the gross profit of domestic retail sales, or for the franchise and licensing revenues based on the gross revenues of the overseas partnership stores. The Group recognizes the profit-sharing revenue from domestic partnership stores at a variable consideration calculated using a tiered percentage approach, which is based upon the partnership stores’ monthly gross profits. From time to time, the Group offers subsidy or price concession to its partnership stores’ profit-sharing, which is subject to the Group’s adjustment. Subsidy or price concession for profit-sharing is accounted for as a reduction of the transaction price and deducts the revenue directly. The Group recognizes the variable franchise and licensing revenue from overseas partnership stores at each month end based on the monthly gross revenues of the overseas partnership stores. Revenue from partnership stores’ profit-sharing were RMB680.2 million, RMB848.8 million and RMB1,638.3 million (US$233.8 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)    Revenue recognition (continued)

Revenues from partnership stores (continued)

The Group also provides delivery services, maintenance services, disinfection services, design services and other services to domestic retail partners, franchise services to overseas exclusive partners, which have distinct value to partnership stores and are recognized upon completion of the respective performance obligations. Other revenues from partnership stores were RMB510.8 million, RMB769.8 million and RMB2,135.3 million (US$304.8 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Contract balance

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group presents any unconditional rights to consideration separately as a receivable. The Group does not have material contract asset. The balance of accounts receivable, net of RMB nil and RMB nil (US$ nil) allowance for credit losses, were RMB111.3 million and RMB156.3 million (US$22.3 million) as of December 31, 2024 and 2025, respectively.

Contract liability is mainly related to prepaid coupons to be provided to customers. Customers pay in advance for prepaid coupon. All prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use and usually valid for three years. Cash received from the sales of prepaid coupons are recognized as deferred revenues which are contract liabilities under ASC 606 and recognized as revenue when the customer redeems the coupons. However, a portion of the contract liability recognized as revenue may relate to coupons that the Group expects to expire, which is considered as a breakage amount. When the Group determines that it expects to be entitled to breakage, the estimated breakage is recognized as revenue in proportion to the pattern of rights exercised by the customer. In some scenarios, the revenue recognized from product sales contains material rights of extra discount for future purchase. The material rights should be bifurcated and recorded as deferred revenues, which will be recognized as revenues when the customers exercise the material rights or when the material rights expire. As of December 31, 2024 and 2025, the balance of deferred revenues was RMB153.2 million and RMB156.3 million (US$22.3 million), respectively. Majority of the balance of deferred revenues would be recognized as revenue in one year.

(r)    Costs of materials, store rental and other operating costs

Costs of materials consisted primarily of cost for coffee beans and coffee condiments, pre-made food and beverage items, packaging, supplies and warehouse. Store rental and other operating costs consisted primarily of rental expense of stores, staff costs, and utilities, etc.

(s)    Delivery expenses

Delivery expenses are the delivery service fee for delivery orders. The Group incurred delivery expenses of RMB2,010.7 million, RMB2,821.1 million and RMB6,878.7 million (US$981.8 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

(t)    Sales and marketing expenses

Sales and marketing expenses consisted primarily of advertising expenditure, commission fees for third-party delivery platforms and subcontract service fee.

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses, which amounted to RMB801.1 million, RMB1,206.4 million and RMB1,293.2 million (US$184.6 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)    General and administrative expenses

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, research and development expenses, share-based compensation, professional fees, daily office expenses and rental fees for general corporate functions.

Research and development expenses are included in general and administrative expenses, which are mainly payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and data analysis to support the Group’s business operations. The Group charged RMB338.8 million, RMB493.8 million and RMB612.6 million (US$87.4 million) of research and development costs to expense for the years ended December 31, 2023, 2024 and 2025, respectively.

(v)    Store preopening and other expenses

Store preopening expenses mainly include store rental costs during the start-up of new stores. Other expenses include lease exit costs, such as the write offs of prepaid store rental costs, deposits and leasehold improvements. Costs incurred in connection with the start-up and closure of stores are expensed as incurred.

(w)    Losses and expenses related to Fabricated Transactions and Restructuring

Losses and expenses related to Fabricated Transactions and Restructuring consisted primarily of professional and legal fees for U.S. securities litigations and other advisory service fees. The Group incurred losses related to Fabricated Transactions and Restructuring of negative RMB28.5 million, negative RMB149.6 million and RMB7.0 million (US$1.0 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The negative amounts recognized in the years ended December 31, 2023 and 2024 were mainly due to the reversal of previously accrued expenses following the settlement with certain underwriters relating to indemnification of defense costs, including but not limited to attorney’s fees and expenses incurred in connection with government inquiries and litigation relating to the Fabricated Transactions in 2023 and the receipt of approximately US$22.4 million (RMB157.9 million) compensation under the Directors & Officers Liability and Company Reimbursement Insurance in 2024.

(x)    Leases

The Group enters into lease agreements to have leasing for self-operated stores, office spaces, and other corporate assets that the Group utilizes.

The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group did not enter into finance leases for any of the periods presented.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The rent under the majority of the current self-operated store lease agreements is generally payable in one of three ways: (i) fixed rent; (ii) the higher of a fixed base rent or a percentage of the store’s sales; or (iii) a percentage of the store’s sales. Generally, the Group has no renewal options at its discretion for the leases. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

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

(x)    Leases (continued)

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

(y)    Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with no further conditions to be met are recognized as income in “Other income, net” or as a reduction of specific operating costs and expenses for which the grants are intended to compensate. If the government subsidies are related to an asset, it is recognized as a deduction of the carrying amount of the asset when it is probable that the conditions are met and then recognized ratably over the expected useful life of the related asset as a reduction to the related amortization or depreciation in the consolidated statements of operations and comprehensive income. Government subsidies of RMB71.2 million, RMB90.5 million and RMB96.4 million (US$13.8 million) were recorded in “Other income, net” for the years ended December 31, 2023, 2024 and 2025.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The Group accounts for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income as income tax expenses. The accrued interest and penalties related to unrecognized tax benefit for the years ended December 31, 2023, 2024 and 2025 were RMB7.6 million, RMB7.2 million and RMB negative 5.0 million (US$0.7 million), respectively, which represent the Group’s best estimate, in accordance with current PRC tax laws and regulations. As of December 31, 2024 and 2025, the accrued balance of interest and penalties were 19.4 million and RMB14.4 million (US$2.1 million), respectively.

(aa)    Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. In addition, the Company and its subsidiaries have various employee benefit plans outside the PRC. The total expenses the Group incurred for the plan were RMB530.3 million, RMB864.0 million and RMB1,151.7 million (US$164.4 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

(cc)    Segment reporting

The Group follows ASC 280, Segment Reporting. The Group’s chief executive officer (“CEO”), acting as the chief operating decision-maker (the “CODM”), evaluates the performance of its operating segments based on net revenues and operating income. The Group has only one reportable operating segment, all other operating segments, which comprised the operations in overseas markets, do not meet the quantitative thresholds for the determination of reportable segment. Long-lived assets and revenues by geographic area were stated in Note 19 “Segment Reporting” in the accompanying notes to the consolidated financial statements.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ee)    Share-based compensation

The Group applies ASC 718, Compensation-Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to employees and directors were classified as equity awards and are recognized in the consolidated financial statements based on the grant date fair values, which are the closing prices of the Company’s ordinary shares on the public trade market. The Group recognizes share-based compensation expenses for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation expense is recognized over the requisite service period for each separately vesting portion of the award, and only when it is probable that the performance condition, if any, will be achieved. The Group accounts for forfeitures as they occur. The Group issues new shares of common stock upon exercise of stock options and the vesting of restricted share units.

(ff)    Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures (“ASU 2023-09”), requiring public business entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Group adopted this standard on January 1, 2025, and applied the disclosure requirements retrospectively to all periods presented. See Note 16 for further information.

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides the option to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. ASU 2025-05 is effective for the Group from January 1, 2026, with early adoption permitted. The Group will adopt this standard in the first quarter of 2026, and do not expect that the adoption of this standard will have a material impact on its financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments in ASU No. 2025-06 remove all references to prescriptive and sequential software development stages. This ASU requires entities to begin capitalizing software costs when management authorizes and commits to funding the software project, and it is probable that the project will be completed and the software will be used for its intended purpose. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, with early adoption permitted. The Group is currently evaluating the impact of the adoption of this standard on its financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”) to establish guidance on the recognition, measurement, and presentation of government grants received by business entities. The new standard leverages the principles in the accounting framework for government assistance in International Accounting Standard 20. ASU 2025-10 is effective for the Group for annual period from January 1, 2029, with early adoption permitted. The Group is currently evaluating the impact the adoption of this standard may have on its financial statements.

The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.    PRINCIPAL RISKS

(a)   Credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, term deposits, accounts receivable and receivables from online payment platforms. As of December 31, 2024 and 2025, the aggregate amounts of cash and cash equivalents, restricted cash, short-term investments and term deposits of RMB4,713.9 million and RMB6,416.9 million (US$915.9 million), respectively, were held at major financial institutions located in the PRC and US$167.2 million and US$363.6 million (RMB2,547.4 million), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents and restricted cash are financially sound based on public available information.

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

(b)   Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive industry and believes that changes in the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows:

(i)	Supplier risk — The Group’s operations rely on some suppliers for its major raw materials including coffee beans, dairy, sugar and syrup, pre-made products and coffee machine equipment. There can be no assurance that the Group will be able to secure the raw materials, pre-made products and coffee machine equipment supply from these suppliers. Any termination or suspension of the supply arrangements, any change in cooperation terms, or the deterioration of cooperation relationships with these suppliers may materially and adversely affect the Group’s results of operations. No supplier accounted for 10% or more of the Group’s total purchasing for the years ended December 31, 2023, 2024 and 2025.
(ii)

Customer risk – The success of the Group’s business going forward will rely in part on the Group’s ability to continue to obtain and expand business from existing customers while also attracting new customers. No customer accounted for 10% or more of the Group’s revenues for the years ended December 31, 2023, 2024 and 2025.

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

(c)   Foreign currency exchange rate risk

Most of the foreign currency held and transacted by the Group is US dollar. The RMB has fluctuated against the US$, at times significantly and unpredictably during the reporting periods. The appreciation of the US$ against RMB was approximately 2.9%, 2.8% and negative 4.0% for the years ended December 31, 2023, 2024 and 2025, respectively. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

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

4.    ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2024	2025
	RMB	RMB	US$

Receivables due from partners	19,656	55,729	7,954
Receivables due from franchisees	8,786	7,504	1,071
Receivables due from corporate customers	82,809	93,097	13,288
Accounts receivable	111,251	156,330	22,313
Allowance for credit losses	—	—	—
Accounts receivable, net	111,251	156,330	22,313

5.    INVENTORIES

	As of December 31,
	2024	2025
	RMB	RMB	US$

Raw materials	2,005,129	2,410,647	344,068
Packaging and other supplies	458,461	517,000	73,792
Pre-made food and beverage items	36,615	38,859	5,546
	2,500,205	2,966,506	423,406

6.    PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2024	2025
	RMB	RMB	US$
Deductible input VAT	1,444,655	1,814,249	258,945
Prepaid rental and deposits	224,007	332,643	47,478
Prepayments for materials and advertising fees	127,157	124,360	17,750
Prepaid operating expenses	85,212	117,418	16,759
Interest receivables	19,589	84,481	12,058
Others	37,434	47,506	6,780

	1,938,054	2,520,657	359,770

7.    PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Store operating equipment	3,216,933	4,148,162	592,062
Leasehold improvements	3,140,345	4,378,574	624,948
Office equipment and others	405,266	506,532	72,297
Office buildings	689,445	859,163	122,627
Assets subject to operating leases	346,223	346,223	49,416
Mechanical equipment	255,576	263,609	37,625
Construction in progress	152,980	380,666	54,331
	8,206,768	10,882,929	1,553,306
Less: accumulated depreciation	(3,115,060)	(4,578,884)	(653,538)
Less: impairment	(25,805)	(14,059)	(2,007)

	5,065,903	6,289,986	897,761

Depreciation and amortization expenses in relation to property and equipment was RMB604.0 million, RMB1,187.8 million and RMB1,554.4 million (US$221.9 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

In June 2018, the Group entered into a project cooperation agreement and a strategic cooperation agreement with Xiamen municipal government and UCAR Inc. (collectively as the “Tri-Party Agreement”), pursuant to which the Group acquired the new headquarters building under favorable pricing terms that came with commitments, including meeting certain requirements around tax contribution, operating performance and capital investments. On February 19, 2024, the Group entered into a new cooperation agreement with Xiamen municipal government, pursuant to which the Group is entitled to obtain real property certificates of the new headquarters in batches over a five-year term from 2022 to 2026 upon satisfaction of certain requirements of tax contribution, operating performance and capital investments from 2022 to 2026. The Group has successfully fulfilled its commitments under the new agreement for the years ended December 31, 2023, 2024, and 2025. As of the date of this annual report, the Group has obtained a portion of the real property ownership certificates and is in the process of obtaining the remaining certificates.

During the year ended December 31, 2023, impairment loss for property and equipment of RMB5.2 million was provided, which was mainly related to a full impairment for assets in relation to Luckin Tea due to the permanent closure of related business. During the year ended December 31, 2024 and 2025, impairment loss for property and equipment of RMB8.9 million and RMB8.5 million (US$1.2 million) respectively, was provided, which was mainly related to store operating equipment and others, generally for the unrecoverable damaged coffee machines.

8.    OTHER NON-CURRENT ASSETS, NET

	As of December 31,
	2024	2025
	RMB	RMB	US$
Long-term guarantee deposits(1)	500,530	614,802	87,750
Prepayments for equipment, net	273,180	186,253	26,583
Land use rights, net(2)	146,278	143,284	20,451
Prepaid leasehold improvements	1,500	14,864	2,122
Interest receivable non-current	7,677	9,633	1,375

	929,165	968,836	138,281
(1)	Long-term guarantee deposits mainly represent rental and renovation deposits over 1 year.
(2)	Land use rights represent payments to the local government authorities for use of lands for 50 years, net of accumulated amortization. As of December 31, 2024 and 2025, the carrying amounts of land use rights are RMB146.3 million and RMB143.3 million, respectively, which represent the result of their original values of RMB149.7 million and RMB149.7 million, netting off accumulated amortization of RMB3.4 million and RMB6.4 million, respectively. Land use rights are amortized on a straight-line basis with amortization expenses of RMB0.6 million, RMB2.2 million and RMB3.0 million (US$0.4 million) for the years ended December 31, 2023, 2024 and 2025, respectively. A land use right of the Group with carrying amount of RMB77.6 million was pledged for the Group’s bank borrowing in 2024, and the pledge was released following the early repayment of the bank borrowing in 2025, details please refer to Note 9. As of December 31, 2025, there was no land use right pledged.

9.    SHORT-TERM AND LONG-TERM BANK BORROWINGS

As of December 31, 2024 and 2025, the Group had credit facilities of RMB3,023.6 million and RMB3,889.3 (approximately US$555.1 million), respectively, all of which were onshore credit facilities. The credit facilities had remaining terms ranging from 1 months to 55 months as of December 31, 2025. The credit facilities in general bear interest based on the Loan Prime Rate (“LPR”) published by the National Interbank Funding Centre of the PRC. As of December 31, 2024 and 2025, the Group had unused credit facilities of approximately RMB2,595.0 million and RMB3,868.2 million, respectively that were uncommitted.

As of December 31, 2024, the Group had (i) an outstanding unsecured short-term bank borrowing of RMB300.0 million, which was repayable within one year and charged interest rate of 2.50% per annum; and (ii) an outstanding secured long-term bank borrowing of RMB33.6 million with a five-year loan term and 2.54% interest rate per annum, which was guaranteed by the Company’s subsidiary Luckin China and secured by a land use right of the Group with carrying amount of RMB77.6 million as of December 31, 2024. Both of the borrowings were subject to quarterly interest payment and the principal repayment at maturity or at early repayment. Both of the borrowings were early repaid in 2025, and there were no outstanding bank borrowings as of December 31, 2025.

10.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2025
	RMB	RMB	US$
Payroll and welfare payables	1,059,291	1,530,487	218,444
Payables for the purchase of property and equipment	261,047	386,382	55,148
Payables for office supplies and utilities	649,298	883,809	126,145
Payables for delivery costs	266,930	471,097	67,239
Payables for advertising expenditures	141,942	182,762	26,085
Other taxes payables	339,363	381,978	54,519
Payables for professional service fees	43,253	42,492	6,065
Others	273,081	269,316	38,440

	3,034,205	4,148,323	592,085

11.  RELATED PARTY TRANSACTIONS

(a)	Related parties

Names of related parties	Relationship with the Company
Shanghai Tianshu Zhixin Semiconductor Co., Ltd (“Tianshu”)	An entity significantly influenced by the Company’s controlling shareholder
Goumei (Zhejiang) Information Technology Co., Ltd (“Goumei”) and its wholly owned subsidiaries (“Goumei Group”)	A Group significantly influenced by the Company’s controlling shareholder
YXT.Com Group Holding Limited. and its subsidiaries (“YXT.Com Group”)	A Group significantly influenced by the Company’s controlling shareholder

(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

Services received from:
—Goumei Group	48,258	116,633	53,941	7,699
—YXT.Com Group	784	1,037	1,072	153

Assets purchased from
—Tianshu	33,850	—	—	—

(c)	Other than disclosed elsewhere, the Group had the following significant amounts due to/from related party as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Amounts due to:
—Goumei Group	6,426	5,844	834

Amounts due from:
—YXT.Com Group	1,057	558	80

12.  RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2023, 2024 and 2025, profit appropriation to statutory reserve for the Group’s entities incorporated in the PRC was approximately RMB132.0 million, RMB200.4 million and RMB85.6 million (US$12.2 million), respectively. No appropriation to other reserve funds was made for any of the periods presented.

Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2024 and 2025, restricted net assets of the Company’s PRC subsidiaries were RMB11,053.9 million and RMB12,653.6 million (US$1,806.0 million), respectively.

13.  ORDINARY SHARES

The outstanding ordinary shares as of December 31, 2024 and 2025 consisted of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

In 2023, the Company issued 13,478,384 Class A ordinary shares for the vested options and restricted share units to the eligible employees.

In 2024, the Company issued 12,307,688 Class A ordinary shares for the conversion from Senior Preferred shares to Class A ordinary shares, and 19,107,320 Class A ordinary shares for the vested options and restricted share units to the eligible employees.

In 2025, the Company issued 8,606,496 Class A ordinary shares for the conversion from Class B ordinary shares, and 25,040,000 Class A ordinary shares for the vested restricted share units to the eligible employees. In addition, the Company cancelled 200,044 Class A ordinary shares, mainly originally held by the Company itself, which was arised from the unclaimed shares by creditors during the restructuring of the Notes in 2022.

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

14.   SENIOR PREFERRED SHARES (CONTINUED)

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

As of December 31, 2024 and 2025, the Company evaluated that the Senior Preferred Shares were not currently redeemable and it is not probable that the Senior Preferred Shares would become redeemable as there was no noted indicator of any Involuntary Liquidation Event, and recorded the Senior Preferred Shares as carrying value accordingly.

15.  SHARE BASED COMPENSATION

For the years ended December 31, 2023, 2024 and 2025 total share-based compensation expenses recognized were RMB239.5 million, RMB364.8 million and RMB573.1 million (US$81.8 million), respectively. Share-based compensation expenses were allocated in operating expenses by function as follows:

	For the year ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Sales and marketing expenses	11,422	19,207	30,584	4,365
General and administrative expenses(1)	228,084	345,639	542,564	77,440
	239,506	364,846	573,148	81,805
(1)

Includes share based compensation expenses of RMB40.9 million, RMB74.0 million and RMB114.8 million (US$16.4 million) in “research and development expenses”, which was a component of “General and administrative expenses”, for the years ended December 31, 2023, 2024 and 2025, respectively.

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

15.  SHARE BASED COMPENSATION (CONTINUED)

2019 Equity Incentive Plan (continued)

For the years ended December 31, 2023, 2024 and 2025, a summary of the employee equity award activity under the 2019 Plan is stated below:

			Weighted-
			average
		Weighted-	remaining	Aggregate
	Number of	average	contractual	intrinsic
	options	exercise price	term	Value
		US$	Years	US$
Outstanding as of December 31, 2022	28,444,511	0.0002	7.24
Granted	—	—
Exercised	(24,108,314)	0.0002		82,205
Forfeit	(243,016)	0.0002
Outstanding as of December 31, 2023	4,093,181	0.0002	6.34
Granted	—	—
Exercised	(2,749,765)	0.0002		86,175
Forfeit	—	0.0002
Outstanding as of December 31, 2024	1,343,416	0.0002	4.28
Granted	—	—
Exercised	(1,343,416)	0.0002		5,816
Forfeit	—	0.0002
Outstanding as of December 31, 2025	—	0.0002	—
Fully vested and exercised as of December 31, 2025	66,695,568	0.0002	3.82	288,728

There were no options granted in the years ended December 31, 2023, 2024 and 2025.

All of the share-based compensation expenses for share options granted have been fully recognized as of December 31, 2024 in accordance with the applicable accounting standards and the terms of the share option agreements. There was no share-based compensation expenses recognized in 2025.

The aggregated intrinsic value for share options exercised during the year ended December 31, 2025 and for share options fully vested and exercised as of December 31, 2025 was calculated based on the closing price of the Company’s Ordinary Shares on the last trading day in 2025 of US$33.50 per ADS (equivalent to US$4.19 per Ordinary Share).

2021 Equity Incentive Plan

On January 25, 2021, the Company announced the adoption of a 2021 Equity Incentive Plan (the “2021 Plan”) to retain, attract and motivate employees and directors by providing them with equity incentives. The 2021 Plan has a ten-year term, and has a maximum number of 222,769,232 Class A ordinary shares, represented by 27,846,154 American Depositary Shares, available for issuance pursuant to all awards under the 2021 Plan. The Company may grant options, restricted shares, restricted share units and other form of awards pursuant to the 2021 Plan. Substantially all the RSUs granted under the 2021 Plan are subjected to both performance condition and service condition. Before 2023, the RSUs granted were mainly vested within one year. Starting from 2023, the RSUs granted to directors and employees are mostly vested in 2 to 4 years. The vesting schedule of two years is 50%-50%, and of four years are 15%- 25%- 25%- 35% or 25%-25%-25%-25%. Each tranche of the RSUs granted has a separate grant date, because the board of directors has discretion in determining and approving the performance objectives, a mutual understanding of the terms and conditions does not exist until the Company’s objectives are approved and communicated with the employees. Compensation expenses are recognized in a straight-line basis from the grant date of each tranche to the vesting date of such tranche. As of December 31, 2025, 49,426,728 shares have been legally granted but not expensed since the unsatisfaction of accounting grant date.

15.  SHARE BASED COMPENSATION (CONTINUED)

2021 Equity Incentive Plan (continued)

For the years ended December 31, 2023, 2024 and 2025, a summary of the employee equity award activity under the 2021 Plan from accounting perspective is stated below:

		Weighted-Average
		Grant-Date
	Number	Fair Value
	of RSUs	US$
Unvested as of December 31, 2022	4,184,296	1.23
Granted	10,551,248	3.05
Vested	(13,239,120)	2.52
Forfeited or cancelled	(117,792)	3.08
Unvested as of December 31, 2023	1,378,632	2.56
Granted	20,414,456	2.76
Vested	(17,225,016)	2.76
Forfeited or cancelled	(1,369,632)	2.76
Unvested as of December 31, 2024	3,198,440	2.74
Granted	25,123,272	3.36
Vested	(23,461,904)	3.26
Forfeited or cancelled	(1,250,216)	3.37
Unvested as of December 31, 2025	3,609,592	3.44

The weighted average grant-date fair value of the restricted share units granted during the years ended December 31, 2023, 2024 and 2025 was US$3.05, US$2.76 and US$3.36 per share, respectively.

As of December 31, 2025, there was US$3.7 million of unrecognized share-based compensation expense related to restricted share units, which are expected to be recognized over a weighted average period of 0.45 years.

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

16.  TAXATION

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

Hong Kong, PRC

Luckin HK, Luckin Roasting, Luckin Trading HK, Luckin Coffee International (Hong Kong) Limited (“Luckin International HK”) and Luckin HK Operation are incorporated in Hong Kong and are subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first 2.0 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2.0 million will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

Singapore

Under the current laws of Singapore, the Group’s subsidiaries in Singapore are subject to 17% income tax rate on any taxable income accruing in or derived from Singapore, or received in Singapore from outside Singapore. Additionally, upon payments of dividends by the subsidiaries to its shareholder, no Singapore withholding tax will be imposed.

United States

The Group’s subsidiaries incorporated in the United States are subject to a flat federal corporate income tax rate of 21% .in accordance with prevailing tax regulations of the United States. These subsidiaries are also subject to state and local income taxes in accordance with the applicable local tax regulations. Additionally, upon payments of dividends by the subsidiaries to its shareholder are generally subject to U.S. federal withholding tax at a rate of 30%, which may be reduced under an applicable income tax treaty.

In July 2025, the One Big Beautiful Bill Act (the “OBBBA”) was signed into law in the U.S. The OBBBA includes a broad range of provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and others. These provisions have multiple effective dates beginning in 2025. Based on the Group’s preliminary analysis, this legislation is not expected to have a material impact on the Group’s consolidated financial statements. The Group will monitor the regulatory developments and continue to evaluate the impact, if any.

16.   TAXATION (CONTINUED)

Ireland

The Group’s subsidiary incorporated in Ireland is subject to a corporation tax rate of 12.5% on its trading income and 25% on its non-trading income under the prevailing Irish tax regulations. Additionally, upon payments of dividends by the subsidiary to its shareholder, such payments are subject to a statutory withholding tax of 25%; however, such withholding tax rate may be reduced or exempted under the applicable income tax treaty.

Malaysia

The Group has no incorporated entities in Malaysia. However, the Group generates revenue from its franchise business within Malaysia. Under the prevailing tax regulations of Malaysia, certain payments made by Malaysian residents to non-residents are subject to Malaysian withholding tax at a statutory rate of 10%. Such withholding tax rate may be reduced or exempted under the applicable tax treaty.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Most of the Group’s PRC subsidiaries and its consolidated VIE are subject to the statutory income tax rate of 25%.

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. Luckin Coffee Information Technology (Xiamen) Ltd, Co. (“LK Xiamen Tech”) renewed the privilege of HNTEs and enjoyed a reduced 15% enterprise income tax rate from November 2023 to November 2025.LK Xiamen Tech will renew the qualification in 2026.

From January 1, 2020 to December 31, 2027, enterprises registered in the Hainan Free Trade Port that are engaged in encouraged industries and are substantially in operation will be subject to a reduced 15% enterprise income tax rate. Luckin Trading (Hainan) Ltd, Co., Luckin Coffee (Haikou) Ltd, Co. and Luckin Coffee Technology (Hainan) Co., Ltd. were qualified as such enterprises and enjoyed 15% preferential income tax rate.

From 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20%, an exemption at 75% or 87.5% for the assessable taxable profits under RMB 1.0 million, an exemption at 50% or 75% for the assessable taxable profits between RMB 1.0 million and RMB 3.0 million, for qualified small enterprises with low profits. The actual preferential corporate income tax rate after considering the exemption was 5% for assessable taxable profits less than RMB 1.0 million, while the rate was 5% for the assessable taxable profits between RMB1.0 million and RMB3.0 million from 2023 to 2025. The policy of the actual preferential corporate income tax rates of 5% after considering the exemption will continue to be implemented until December 31, 2027.

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

16.   TAXATION (CONTINUED)

Pillar Two rules

The Organization Economic Cooperation and Development introduced Base Erosion and Profit Shifting Pillar Two rules that impose a global minimum tax rate of 15%. For 2024, all the jurisdictions in which our company has operations have not implemented Pillar Two rules. For 2025, this legislation did not have a material impact on the Group’s financial statements. The Group will monitor the regulatory developments and continue to evaluate the impact, if any.

As described in Note 2(ff), the Group adopted ASU 2023-09 on January 1, 2025, and applied the disclosure requirements retrospectively to all periods presented.

The components of income before income taxes are as follows:

	For the year ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Income before income taxes
PRC	3,225,895	3,719,882	5,589,445	797,774
Hong Kong, PRC	33,395	31,033	2,965	423
Other foreign jurisdictions	(157,126)	(24,653)	(312,235)	(44,565)
Total income before income tax	3,102,164	3,726,262	5,280,175	753,632

Income tax expenses
Current income tax expenses	399,740	692,072	1,285,431	183,468
PRC	394,700	687,001	1,285,385	183,461
Hong Kong, PRC	5,040	5,071	46	7
Other foreign jurisdictions	—	—	—	—
Deferred tax expenses/(benefits)	(141,613)	78,481	394,362	56,287
PRC	(141,613)	78,481	54,565	7,788
Hong Kong, PRC	—	—	339,797	48,499
Other foreign jurisdictions	—	—	—	—
Income tax expense	258,127	770,553	1,679,793	239,755

16.   TAXATION (CONTINUED)

Pillar Two rules (continued)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2023, 2024 and 2025 to income tax expense were as follows:

	For the year ended
	December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%	US$
Income before income taxes	3,102,164		3,726,262		5,280,175		753,632

Income tax expenses computed at PRC statutory income tax rate of 25%	775,541	25%	931,565	25%	1,320,044	25%	188,408

Foreign tax effects
Hong Kong，PRC
Statutory tax rate difference between Hong Kong, PRC and PRC	(2,839)	0%	(2,725)	0%	1,764	0%	252
Withholding tax on distributable earnings	—	—	—	—	339,797	6%	48,499
Others	(470)	0%	38	0%	(2,459)	0%	(351)

Other foreign jurisdictions	39,282	1%	6,163	0%	78,059	1%	11,141

Tax credits
Additional deduction for R&D expenses	(19,397)	(1)%	(17,699)	0%	(20,675)	0%	(2,951)
Nontaxable or nondeductible Items
Non-deductible share-based compensation expenses	45,722	1%	60,020	2%	100,965	2%	14,411
Non-deductible expenses and non-taxable income	5,378	0%	11,026	0%	48,846	1%	6,971
Change of valuation allowance	(616,962)	(19)%	(303,889)	(8)%	(70,521)	(1)%	(10,065)
Changes in unrecognized tax benefits	24,536	1%	6,853	0%	(21,834)	0%	(3,116)
Effect of cross-border tax law	—	—	—	—	—	—	—
Effect of changes in tax laws or rates enacted in the current period	725	0%	—	—	(392)	0%	(56)
Others	6,611	0%	79,201	2%	(93,801)	(2)%	(13,388)

Income tax expense	258,127	8%	770,553	21%	1,679,793	32%	239,755

The Group intends to permanently reinvest cumulative undistributed earnings held·by certain subsidiaries within the PRC. As of December 31, 2025, the total amount of undistributed earnings from these subsidiaries for which no withholding tax has been accrued was RMB318.0 million (US$45.4 million).

16.   TAXATION (CONTINUED)

Deferred Taxes

The significant components of deferred tax assets/(liabilities) were as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses	28,006	53,314	7,610
Accrued welfare	95,811	165,708	23,651
Operating lease liabilities	1,407,218	1,788,024	255,202
Impairment loss of long-lived assets and investments	6,703	3,639	519
Allowance for doubtful accounts	781	781	111
Tax losses	301,407	130,303	18,598
Total deferred tax assets before valuation allowance	1,839,926	2,141,769	305,691
Valuation allowance	(164,099)	(139,615)	(19,927)
Total deferred tax assets, net of valuation allowance	1,675,827	2,002,154	285,764

Deferred tax liabilities:
Operating lease right-of-use assets	(1,404,226)	(1,785,118)	(254,787)
Withholding tax on distributable earnings	—	(339,797)	(48,499)
Total deferred tax liabilities	(1,404,226)	(2,124,915)	(303,286)

Reported as:
Deferred tax assets, net	271,601	217,036	30,977
Deferred tax liabilities	—	(339,797)	(48,499)

The valuation allowance of RMB164.1 million and RMB139.6 million (US$19.9 million) as of December 31, 2024 and 2025 was primarily provided for the deferred income tax assets of certain subsidiaries, which were not able to utilize portion or all of the benefits of the deferred tax assets due to lack of sufficient sources of future taxable income.

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

As of December 31, 2025, the Group had accumulated tax losses of RMB266.4 million (US$38.0 million) derived from entities in PRC, which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2026 to 2030 if not utilized.

16.  TAXATION (CONTINUED)

Deferred Taxes (continued)

Cash payments for tax liabilities on income tax were RMB426.7 million, RMB455.9 million and RMB1,257.0 million (US$179.4 million) in 2023, 2024 and 2025, respectively.

	For the year ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
PRC	426,744	455,857	1,242,108	177,284
Hong Kong, PRC	—	—	14,885	2,125
Other foreign jurisdictions	—	—	—	—
Total cash payment	426,744	455,857	1,256,993	179,409

Unrecognized Tax Position

As of December 31, 2024 and 2025, unrecognized tax benefits were RMB59.1 million and RMB28.7 million (US$4.1 million), among which, RMB 56.7 million and RMB27.1 million (US$3.9 million) of unrecognized tax benefits as of December 31, 2024 and 2025, respectively, would impact the effective tax rate if ultimately recognized after considering valuation allowance. The unrecognized tax benefits were primarily related to deemed sales of free coupons to customers.

A roll-forward of unrecognized tax benefits is as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Balance at beginning of year	79,520	59,063	8,430
Decrease based on tax positions related to the current year	(20,457)	(30,327)	(4,329)

Balance at end of year	59,063	28,736	4,101

The Group’s tax returns continue to remain effectively subject to examination by China tax authorities for the years 2021 through 2025.

17.  NET INCOME PER SHARE

Basic and diluted net income per share for the years presented were calculated as follows:

	For the year ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Numerator:
Net income	2,844,037	2,955,709	3,600,382	513,877
Less: Net income attributable to non-controlling interests	—	—	—	—
Net income attributable to ordinary shareholders	2,844,037	2,955,709	3,600,382	513,877

Denominator:
Weighted average number of shares – basic	2,532,109,710	2,545,968,813	2,565,138,656	2,565,138,656
Adjustments for dilutive options and RSUs	453,592	2,033,237	3,034,385	3,034,385
Weighted average number of shares – diluted	2,532,563,302	2,548,002,050	2,568,173,041	2,568,173,041

Basic net income per share attributable to ordinary shareholders	1.12	1.16	1.40	0.20
Diluted net income per share attributable to ordinary shareholders	1.12	1.16	1.40	0.20

Generally, basic net income per share is computed using the weighted average number of ordinary shares and Senior Preferred Shares outstanding during the respective year. Senior Preferred Shares were considered as participating securities under ASC 260, therefore, they are included in the computation of basis shares. Diluted net income per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The potentially dilutive ordinary shares included RSUs and options to purchase ordinary shares of 453,592, 2,033,237 and 3,034,385 for the years ended December 31, 2023, 2024 and 2025 on a weighted average basis, respectively.

18.  LEASES

The Group enters into lease agreements to have leasing for self-operated stores, office spaces, and other corporate assets that the Group utilizes.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Operating lease right-of-use assets	5,937,063	7,637,320	1,090,065

Operating lease liabilities – current	2,343,387	2,948,353	420,815
Operating lease liabilities – non-current	3,330,529	4,315,808	615,990
Total operating lease liabilities	5,673,916	7,264,161	1,036,805

The weighted average remaining lease terms and discount rates for the operating lease were as follows:

	As of December 31,
	2024	2025
Weighted average remaining lease term (years)	1.59	1.72
Weighted average discount rate	3.737%	3.773%

18.   LEASES (CONTINUED)

The components of lease cost were as follows:

		For the year ended
		December 31,
	Classification	2023	2024	2025
		RMB	RMB	RMB	US$
Operating lease cost	Store rental and other operating costs	1,399,217	2,331,919	2,917,711	416,441
Variable lease cost	Store rental and other operating costs	99,981	122,187	199,976	28,542
Total lease cost		1,499,198	2,454,106	3,117,687	444,983

For the years ended December 31, 2023, 2024 and 2025, cash paid for operating lease liabilities were RMB1,442.0 million, RMB 2,308.0 million and RMB2,989.9 million (US$426.7 million), respectively.

As of December 31, 2025, the Group has entered into operating leases that have not yet commenced of RMB58.6 million (US$8.4 million), primarily related to store leases. These leases will commence between fiscal year 2026 and fiscal year 2032 with lease terms ranging from 3 months to 72 months.

Future minimum lease liabilities under non-cancellable operating leases consisted of the following as of December 31, 2025:

	RMB	US$
2026	2,948,353	420,815
2027	2,198,778	313,829
2028	1,364,464	194,748
2029	705,407	100,682
2030 and thereafter	505,977	72,217
Less: interest	(458,818)	(65,486)

Total	7,264,161	1,036,805

19.   SEGMENT REPORTING

Segment information is prepared on the same basis that our CEO, who is our CODM, manages the segments, evaluates financial results, and makes key operating decisions. The CODM evaluates the performance of its operating segments based on net revenues and operating income. Segment information is prepared on the same basis that the Company’s CEO, who is the CODM, manages the segments, evaluates financial results, and makes key operating decisions. The CODM evaluates the performance of its operating segments based on net revenues and operating income. Significant expenses within operating income, as well as within net income, mainly include cost of materials, store rental and other operating costs, delivery expenses, sales and marketing expenses and general and administrative expenses, which are each separately presented on the Company’s Consolidated Statements of Operations. Other segment items within net income mainly include interest and investment income, other income, net, and income tax expense.

The Group has one reportable operating segment: PRC segment, which is encompassing our operations in the PRC, stands as the Group’s most mature business and has achieved significant scale. The PRC segment derives its revenue through two primary sources: product sales from physical and online stores, and partnership revenue generated from domestic retail partners. All other operating segments, which comprised the Group’s operations in Singapore and the U.S., do not meet the quantitative thresholds for the determination of reportable segment.

19.   SEGMENT REPORTING (CONTINUED)

The following tables present selected financial information with respect to the Group’s single reportable segment. All intercompany revenues and expenses are eliminated in computing revenues and operating income.

	For the year ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
PRC segment:
Total net revenues	24,870,496	34,336,827	49,003,619	6,994,222
Depreciation and amortization expenses	(600,914)	(1,177,234)	(1,535,095)	(219,102)
Operating income	3,078,018	3,501,834	5,253,819	749,870

	For the year ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
PRC segment:
Revenues from product sales	18,644,720	26,591,586	37,413,748	5,340,015
Freshly brewed drinks	16,845,573	24,365,054	34,344,185	4,901,900
Other products	1,241,512	1,683,648	2,311,145	329,867
Others	557,635	542,884	758,418	108,248
Revenues from partnership stores	6,225,776	7,745,241	11,589,871	1,654,207
PRC segment total net revenues (1)	24,870,496	34,336,827	49,003,619	6,994,222

Reconciliation:
All other revenues(2)	32,670	137,987	284,476	40,603
Total net revenues	24,903,166	34,474,814	49,288,095	7,034,825
(1)	The reportable segment’s total net revenues reflect the Group’s domestic operations in PRC.
(2)	All other revenues represent sales within our self- operated stores in Singapore and the United States and franchisee revenue from overseas exclusive partners.

19.  SEGMENT REPORTING (CONTINUED)

	For the year ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
PRC segment operating income	3,078,018	3,501,834	5,253,819	749,870

Reconciliation:
Corporate and other unallocated income/(expenses)(1)	(14,983)	115,595	(43,768)	(6,247)
Operating loss from other operations(2)	(42,612)	(47,360)	(137,116)	(19,570)
Total consolidated operating income	3,020,423	3,570,069	5,072,935	724,053
Interest and other income/(loss), net(3)	81,741	156,193	207,240	29,579
Total consolidated income before income taxes	3,102,164	3,726,262	5,280,175	753,632
(1)	Corporate and other unallocated expenses represent corporate overhead expenses that have not been allocated to any segment for reporting purposes including general and administrative expenses, losses and expenses related to Fabricated Transactions and Restructuring, etc.
(2)	Amounts reflect the net loss from operations related to our operations outside PRC.
(3)	Amounts reflect the difference between the consolidated operating income and the income before income taxes which are not reviewed at the segment level by CODM. This primarily includes interest and investment income, interest and financing expenses, foreign exchange gain/(loss), Other income/(loss) and provision for equity litigants settlement, etc.

	As of December 31,
	2024	2025
	RMB	RMB	US$
PRC segment:
Total long-lived assets(1)	10,887,651	13,550,932	1,934,107
Total assets	21,591,523	29,480,222	4,207,673
(1)	Total long-lived assets primarily consist of the property and equipment and the Group’s operating lease right-of-use asset.

20.  COMMITMENTS AND CONTINGENCIES

(a)Capital commitments

The Group’s capital commitments primarily relate to investing activities contracted but not yet reflected in the financial statements.

The following table sets forth the Group’s contractual obligations and commercial commitments as of December 31, 2025:

	Payment Due by Period
		Less than			More than
	Total	1 year	2–3 years	4–5 years	5 years

	(in thousands of RMB)
Factory and office building construction commitments	177,750	166,842	10,908	—	—
Fix assets purchasing commitments	201,297	201,297	—	—	—
Total	379,047	368,139	10,908	—	—

Other than those shown above, the Group did not have any significant capital commitments as of December 31, 2025.

20.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

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

U.S. Department of Justice Investigation (the “DOJ”)

The Group was contacted by the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) following the Group’s public disclosure on April 2, 2020 relating to the Fabricated Transactions. The SDNY indicated that it had commenced an investigation into the Fabricated Transactions. The Group apprised the SDNY of the relevant Chinese laws that restrict the Group from providing evidence and information without prior approval from the Chinese Ministry of Justice, and is committed to cooperating with the DOJ to the extent permissible under the applicable PRC laws. The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation. No liability or loss was recognized as of December 31, 2024 and 2025 and for the year then ended.

Ministry of Finance Investigation

On May 6, 2020, the Ministry of Finance of the PRC initiated its investigation into the accounting information of two entities of the Group. On July 31, 2020, the Ministry of Finance of the PRC announced its investigation has been substantially completed. The Ministry of Finance of the PRC further announced that they would impose and publish its relevant penalty decision to the Group in due course. The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation. No liability or loss was recognized as of December 31, 2024 and 2025 and for the year then ended.

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

Certain individuals and institutions claiming to be ADS investors have made informal demands for the company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020, but have not commenced legal proceedings. In the aggregate, the investors that have made informal demands have asserted losses in excess of US$325 million. On April 13, 2023, two of those investors commenced legal proceedings against the Company in the High Court of the Republic of Singapore, seeking to recover an alleged loss of US$145.8 million in the aggregate. On October 2, 2024, there was a mediate indicator. On January 8, 2025, the Claimants, Credit Suisse and the Company, attended a mediation session, but were unable to come to a settlement. On January 15, 2025, the Claimants sent an email to the Company, informing it that the Claimants and Credit Suisse have settled the claims commenced against Credit Suisse. These legal proceedings are currently in an early stage of development, and the Company intends to use its best efforts to defend. In January 2026, the Company was informed that additional investors purportedly commenced new proceedings in Singapore relating to the Fabricated Transactions; however as of the date of this annual report, the Company has not been served with process.

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

The Company recorded a provision for equity litigation of US$187.5 million (approximately RMB1,226.1 million) and US$41.9 million (approximately RMB280.0 million) in the year ended December 31, 2020 and 2022. The Company recorded an additional US$12.6 million (approximately RMB92.2 million), US$ nil (RMB nil) and US$5.0 million (approximately RMB35.3 million) in the year ended December 31, 2023, 2024 and 2025. As of December 31, 2024 and 2025, the balance of payable for equity litigants settlement was US$16.4 million (approximately RMB119.6 million) and US$21.4 million (approximately RMB149.9 million), respectively.

21.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	639,488	16,590	2,368
Amounts due from subsidiaries	12,233,657	13,565,320	1,936,160
Prepaid expenses and other current assets	21,153	15,844	2,261
Term deposit-current	656,820	210,189	30,000
Total current assets	13,551,118	13,807,943	1,970,789

Non-current assets:
Investments in subsidiaries and VIE	(38,667)	4,616,572	658,917
Total non-current assets	(38,667)	4,616,572	658,917

Total assets	13,512,451	18,424,515	2,629,706

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries	310,414	1,128,817	161,115
Accrued expenses and other current liabilities	9,757	6,452	921
Payable for equity litigants settlement	119,560	149,887	21,393
Total current liabilities	439,731	1,285,156	183,429
Total liabilities	439,731	1,285,156	183,429

21.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed balance sheets (continued)

	As of December 31,
	2024	2025
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Mezzanine equity:
Convertible senior preferred shares (US$0.000002 par value; 307,692,307 and 307,692,307 shares authorized as of December 31, 2024 and 2025, respectively; 295,384,619 and 295,384,619 issued and outstanding as of December 31, 2024 and 2025, respectively)	1,514,660	1,514,660	216,185
Total Mezzanine equity	1,514,660	1,514,660	216,185

Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value; 19,692,307,693 and 19,692,307,693 shares authorized as of December 31, 2024 and 2025, respectively, 2,124,695,348 and 2,158,141,800 issued and outstanding as of December 31, 2024 and 2025, respectively)	24	24	3
Class B ordinary shares (US$0.000002 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 144,778,552 and 136,172,004 issued and outstanding as of December 31, 2024 and 2025, respectively)	2	2	—
Additional paid-in capital	16,705,240	17,278,391	2,466,122
Accumulated deficits	(5,585,742)	(1,985,360)	(283,368)
Accumulated other comprehensive income	438,536	331,642	47,335
Total Company’s ordinary shareholders’ equity	11,558,060	15,624,699	2,230,092

Total liabilities, mezzanine equity and shareholders’ equity	13,512,451	18,424,515	2,629,706

21.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive income

	For the year ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

General and administrative expenses	(46,722)	(33,002)	(45,034)	(6,428)
Sales and marketing expenses	(566)	(309)	(586)	(84)
Losses and expenses related to Fabricated Transactions and Restructuring	32,422	149,946	(8,608)	(1,229)
Foreign exchange gain/(loss), net	3,320	6,007	(22,954)	(3,276)
Share of income from subsidiaries and VIE	2,945,299	2,833,727	3,684,441	525,875
Interest and investment income	2,476	17,915	38,067	5,433
Other expenses, net	—	(18,575)	—	—
Interest and financing expenses	—	—	(9,618)	(1,373)
Provision for equity litigants settlement	(92,192)	—	(35,326)	(5,042)
Income before income taxes	2,844,037	2,955,709	3,600,382	513,876
Net income	2,844,037	2,955,709	3,600,382	513,876
Net income attributable to the Company’s ordinary shareholders	2,844,037	2,955,709	3,600,382	513,876

Net income	2,844,037	2,955,709	3,600,382	513,876
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	(360)	41,592	(106,894)	(15,257)
Total comprehensive income	2,843,677	2,997,301	3,493,488	498,619

21.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of cash flows

	For the year ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	(184,240)	1,259,823	(1,045,431)	(149,213)
Net cash provided by/(used in) investing activities	—	(654,185)	428,609	61,175
Net cash provided by/(used in) financing activities	—	—	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	—	3,098	(6,076)	(867)
Net (decrease)/increase in cash and cash equivalents	(184,240)	608,736	(622,898)	(88,905)
Cash and cash equivalents at beginning of years	214,992	30,752	639,488	91,273
Cash and cash equivalents at end of years	30,752	639,488	16,590	2,368

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

22.SUBSEQUENT EVENT

In January 2026, the Company was informed by certain investors regarding their claim arising from losses incurred in connection with the Fabricated Transactions disclosed on April 2, 2020. The Company considered this to provide additional information about conditions that existed as of December 31, 2025. Accordingly, the Company has made best estimate of the potential loss amount and recorded an adjustment in the consolidated financial statements for the year ended December 31, 2025. Refer to Note 20(b) and 20(c) Provision for U.S. securities litigation for detailed information.